SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

November 30, 2004

BRITISH ENERGY PLC

(Registrant’s name)

3 REDWOOD CRESCENT, PEEL PARK, EAST KILBRIDE G74 5PR

SCOTLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

The following documents (bearing the exhibit numbers listed below) have been posted to shareholders of British Energy plc in connection with its proposed Restructuring and are furnished herewith pursuant to the General Instructions for Form 6-K:

Exhibit	Description
No. 20.1	Members’ Scheme Circular of British Energy plc dated November 29, 2004
No. 20.2	Prospectus of British Energy Group plc and British Energy Holdings plc dated November 29, 2004

Contact:

Andrew Dowler	020 7831 3113	(Media Enquiries)
John Searles	01355 26 2202	(Investor Relations)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITISH ENERGY PLC

Date: November 30, 2004	By:	/s/ Robert Armour
	Name:	Robert Armour
	Title:	General Counsel and Company Secretary

EXHIBIT 20.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should immediately consult your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised pursuant to the Financial Services and Markets Act 2000 if you are in the United Kingdom or, if not, seek advice from another appropriately authorised independent financial adviser.

If you have sold or otherwise transferred all of your existing British Energy Shares, please forward this document, together with the accompanying Prospectus, Form(s) of Proxy, Form(s) of Election and reply paid envelope, as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for onward transmission to the purchaser or transferee. However, such documents should not be forwarded to or transmitted in or into any jurisdiction in which such an act would constitute a violation of the relevant laws in such jurisdiction.

A document comprising: (i) listing particulars in relation to the issue of the New Shares and Warrants pursuant to the Schemes and other arrangements with certain of the Creditors; (ii) a prospectus in relation to the issue of Warrants pursuant to the Disposal; and (iii) listing particulars in relation to the issue of New Bonds (together, the “Prospectus”) prepared in accordance with the Listing Rules made under section 74 of the Financial Services and Markets Act 2000, has been delivered for registration to the Registrar of Companies in Scotland for registration pursuant to section 83 of the Financial Services and Markets Act 2000.

This document should be read in conjunction with the Prospectus. All information contained in the Explanatory Statement of this document should be read in conjunction with the risk factors outlined in Part III of this document and Part II of the Prospectus: “Risk factors”.

BRITISH ENERGY PLC

(Registered in Scotland with number 162273)

Restructuring proposals

involving a members’ scheme of arrangement

(pursuant to section 425 of the Companies Act 1985)

or

the disposal of the business and assets of British Energy plc

Citigroup Global Markets Limited is advising British Energy plc, British Energy Group plc and British Energy Holdings plc and no one else in connection with Admission and the Restructuring described in this document and will not be responsible to anyone other than British Energy plc, British Energy Group plc and British Energy Holdings plc for providing protections afforded to their clients nor for providing any advice in relation to Admission or the Restructuring.

HSBC Bank plc is advising British Energy plc, British Energy Group plc and British Energy Holdings plc and no one else in connection with Admission and the Restructuring described in this document and will not be responsible to anyone other than British Energy plc, British Energy Group plc and British Energy Holdings plc for providing protections afforded to their clients nor for providing any advice in relation to Admission or the Restructuring.

A letter from the chairman of the Company recommending that you vote in favour of the proposals appears on pages 19 to 34 of this document. The action you are recommended to take is set out on pages 32 and 33.

Application has been made to: (i) the UK Listing Authority (the ‘‘UKLA’’) for the New Shares, the New Bonds and the Warrants to be admitted to the Official List; and (ii) to the London Stock Exchange for the New Shares, the New Bonds and the Warrants to be admitted to trading on the London Stock Exchange’s market for listed securities. It is expected that admission of the New Shares, the New Bonds and the Warrants to the Official List will become effective and dealings for normal settlement will commence on the London Stock Exchange at 8.00 a.m. on the dealing day immediately following the Restructuring Effective Date.

Following an application by the Company for the UKLA to cancel the listings of the British Energy Shares from the Official List, the UKLA cancelled the British Energy Share listings with effect from 8.00 a.m. on 21 October 2004 and the last day of dealings in British Energy Shares on the London Stock Exchange was 20 October 2004.

Notices of meetings of Ordinary Shareholders and A Shareholders of the Company convened by order of the Court and of an Extraordinary General Meeting of the Company to be held at the Murrayfield Stadium Conference Centre, Edinburgh EH12 5PJ on 22 December 2004 commencing respectively at 10.30 a.m., 11.30 a.m. and 12 noon (or, in the case of the A Share Court Meeting, as soon as the Ordinary Share Court Meeting concludes or is adjourned and in the case of the Extraordinary General Meeting as soon as the A Share Court Meeting concludes or is adjourned) are set out on pages 92 to 96 of this document. Whether or not you intend to be present at the meetings, please complete and sign (all) the Form(s) of Proxy accompanying this document (green for the Ordinary Share Court Meeting, blue for the A Share Court Meeting and white for the Extraordinary General Meeting) and return it/them to the Registrars, Lloyds TSB Registrars, SEA 9441, The Causeway, Worthing BN99 6ED as soon as possible, and in any event by 20 December 2004 and not later than 48 hours before the relevant meeting. Forms of Proxy for the Ordinary Share Court Meeting and the A Share Court Meeting may, alternatively, be delivered in person to the chairman of the relevant meeting. The return of a completed Form of Proxy will not prevent you from attending the Ordinary Share Court Meeting and/or the A Share Court Meeting and/or the Extraordinary General Meeting and voting in person if you wish.

If you have any questions relating to the proposals described in this document or the completion and return of the Form(s) of Proxy or Form(s) of Election, please contact our helpline on freephone 0800-035-0844 (or if calling from outside the UK +44 (0) 1295-225-285 (calls charged at applicable rates)), Monday to Friday 9.00 a.m. to 5.00 p.m. (UK time). The helpline cannot provide advice on the merits or otherwise of the matters described in this document, nor give any financial advice.

A circular in relation to the Creditors’ Scheme has been issued to relevant Creditors in connection with the Restructuring.

IMPORTANT INFORMATION FOR OVERSEAS SHAREHOLDERS

The attention of overseas shareholders is drawn to paragraph 13 of the Explanatory Statement in Part II of this document. This document does not constitute an offer to sell or issue, or the solicitation of an offer to buy or subscribe for, securities in any jurisdiction in which such offer or solicitation is unlawful.

Shareholders in the US

The New Shares and Warrants to be issued to Shareholders under the Members’ Scheme have not been and will not be registered under the US Securities Act of 1933, as amended (the ‘‘Securities Act’’) or any state securities laws and will be distributed pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act, including the exemption provided by Section 3(a)(10) thereof. The Warrants to be issued to Shareholders if the Members’ Scheme does not become Effective and the Disposal Resolution is passed have not been and will not be registered under the Securities Act and will only be issued pursuant to exemptions from, or in transactions not subject to the registration requirements under the Securities Act, including pursuant to the exemption provided by Section 4(2) of the Securities Act, and outside the US in reliance on Regulation S under the Securities Act. Further information relating to US securities regulations may be found in paragraph 13 of the Explanatory Statement.

Neither the US Securities and Exchange Commission (the “SEC”) nor any state securities commission in the US or any other US regulatory authority has approved or disapproved these securities or determined if this document is truthful or complete. Any representation to the contrary is a criminal offence.

Shareholders in Australia, Canada or Germany

No steps have been taken, nor will any be taken, to enable the New Shares or Warrants to be offered in compliance with the applicable securities laws of Australia, Canada or Germany and any offer or invitation in relation to the New Shares and Warrants is not available, directly or indirectly, to persons in, or with registered addresses in, Australia, Canada or Germany. This document is being sent to Shareholders with registered addresses in Australia, Canada or Germany solely in connection with the Court Meetings and the Extraordinary General Meeting. Shareholders in, or with registered addresses in, Australia, Canada or Germany will not receive any New Shares and/or Warrants under or in connection with the Restructuring and instead may only receive cash if the Members’ Scheme or the Disposal is approved by Ordinary Shareholders (as outlined in paragraph 13 of the Explanatory Statement).

Shareholders in Ireland

This document shall be first published or issued in the UK. Neither this document nor the information contained herein constitutes an offer to the public of the New Shares or Warrants and accordingly, this document is not a prospectus within the meaning of the Irish Companies Act, 1963 (as amended) or the Irish European Communities (Transferable Securities and Stock Exchange) Regulations, 1992.

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INDICATIVE TIMETABLE OF PRINCIPAL EVENTS1

Latest time and date for receipt of green Form of Proxy for the Ordinary Share Court Meeting[2]	10.30 a.m. on 20 December 2004

Latest time and date for receipt of blue Form of Proxy for the A Share Court Meeting[3]	11.30 a.m. on 20 December 2004

Latest time and date for receipt of white Form of Proxy for the Extraordinary General Meeting	12 noon on 20 December 2004

Voting Record Time[4,5,6]	6.00 p.m. on 20 December 2004

Ordinary Share Court Meeting	10.30 a.m. on 22 December 2004

A Share Court Meeting[7]	11.30 a.m. on 22 December 2004

Extraordinary General Meeting[7]	12 noon on 22 December 2004

Creditors’ Scheme Meeting	12.30 p.m. on 22 December 2004

Election Return Time[8]	6.00 p.m. on 13 January 2005

Scheme Record Time[9]	6.00 p.m. on 13 January 2005

Disposal Record Time[10]	6.00 p.m. on 13 January 2005

Date of Court hearing of Petition to sanction the Members’ Scheme	14 January 2005

Restructuring Effective Date[11]	14 January 2005

New Shares and Warrants admitted to the Official List and dealings commence	8.00 a.m. on the dealing day immediately following the Restructuring Effective Date

Listing of New ADRs on the New York Stock Exchange, if possible[12]	9.30 a.m. (New York time) on the trading day immediately following the Restructuring Effective Date

Crediting of New Shares and/or Warrants to CREST accounts where a valid Form of Election has been received[13]	the dealing day immediately following the Restructuring Effective Date

Date of Court hearing to sanction the New British Energy Reduction[14]	18 January 2005

Date on which the New British Energy Reduction becomes Effective[14]	18 January 2005

Despatch of New Share certificates and/or Warrant certificates where a valid Form of Election has been received	within 14 days of the Restructuring Effective Date

Despatch of cheques and crediting of CREST accounts in respect of proceeds of sale of New Shares and/or Warrants where no valid Form of Election has been received	within 14 days of the sale of the New Shares and/or Warrants

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[1]	These times and dates (including the Restructuring Effective Date and the date of Admission) are indicative only, are based on the Company’s current best case expectation and will depend, amongst other things, on the timetable fixed by the Court, whether either of the Court Meetings or the Extraordinary General Meeting are adjourned, the date upon which the Court allocates a hearing for the sanction of the Members’ Scheme, whether objections are lodged in respect of the Members’ Scheme or Creditors’ Scheme, and the date on which steps are taken to make the Members’ Scheme Effective. If any of the these times and/or dates change, the revised times and/or dates will be notified to Shareholders by announcement on a Regulatory Information Service and on the Company’s website at www.british-energy.com. All times stated in this document are London times.

[2]	Forms of Proxy for the Ordinary Share Court Meeting not returned by this time may be handed to the chairman at the Ordinary Share Court Meeting.

[3]	Forms of Proxy for the A Share Court Meeting not returned by this time may be handed to the chairman at the A Share Court Meeting.

[4]	Only those Ordinary Shareholders who are entered on the relevant register of members of the Company as holders of Ordinary Shares at the Voting Record Time will be entitled to vote at the Ordinary Share Court Meeting.

[5]	Only those A Shareholders who are entered on the relevant register of members of the Company as holders of A Shares at the Voting Record Time will be entitled to vote at the A Share Court Meeting.

[6]	In accordance with Regulation 41 of the Uncertificated Securities Regulations 2001 and the articles of association of the Company, only those Ordinary Shareholders entered on the relevant register of members of the Company as at the Voting Record Time shall be entitled to attend or vote at the Extraordinary General Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of members after the Voting Record Time shall be disregarded in determining the rights of any person to attend or vote at the Extraordinary General Meeting.

[7]	To commence at the time fixed or, if later, immediately following the conclusion or adjournment of the preceding Court Meeting.

[8]	New Shares and/or Warrants will only be issued to Shareholders who return valid Forms of Election before this time.

[9]	Only Scheme Shareholders entered on the relevant register of members of the Company at the Scheme Record Time as holders of Ordinary Shares or A Shares will be entitled to New Shares and Warrants if the Members’ Scheme becomes Effective.

[10]	Only Shareholders entered on the relevant register of members of the Company at the Disposal Record Time as holders of Ordinary Shares or A Shares will be entitled to Warrants if the Members’ Scheme does not become Effective but the Disposal Resolution is passed.

[11]	This date is indicative only and is based upon the Company’s current best case expectation and may change as a result of, amongst other things, any of the factors outlined in note 1 above.

[12]	On 28 September 2004, the NYSE suspended trading in British Energy ADRs and commenced proceedings to permanently delist British Energy ADRs from the NYSE. British Energy has appealed the NYSE’s decision. If the Members’ Scheme does not become Effective or if neither British Energy nor New British Energy are able to meet the NYSE’s relevant listing criteria on or prior to Admission, New ADRs will not be issued or listed on the NYSE on Admission of the New Shares. In that event, New British Energy has agreed to take all reasonable steps to apply for a listing of New ADRs on the NYSE at such time following Admission as New British Energy satisfies the NYSE listing criteria. In such circumstances, however, New British Energy will be required to satisfy the NYSE’s listing criteria for new securities, including minimum public float and minimum shareholder eligibility requirements that New British Energy may not be able to satisfy immediately after Admission.

[13]	New Shares and/or Warrants will only be credited to CREST accounts on this date if the relevant Shareholder has made a valid Shareholder Election. Warrants in respect of Shareholders who have made a Deemed Election will be credited to CREST accounts within 14 days of the Restructuring Effective Date.

[14]	The New British Energy Reduction, which is more fully described in paragraph 10 of the Explanatory Statement in Part II of this document, requires the sanction of the Court and the Court order confirming the New British Energy Reduction to be filed with the Companies Registrar and registered by him. It is anticipated that these steps will take place on the dates indicated although the dates may change depending on, amongst other things, the timetable fixed by the Court.

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DEFINITIONS

The following definitions shall apply throughout this document, unless the context otherwise requires:

A Share Court Meeting	the meeting of holders of A Shares convened by order of the Court pursuant to section 425 of the Act to consider and, if thought fit, approve the Members’ Scheme, and any adjournment thereof

A Shareholders	the holders of A Shares

A Shares	the A Shares of 60p each in the capital of the Company

Act	the Companies Act 1985 (as amended)

Admission	admission of the New Shares, Warrants and New Bonds to the Official List of the UKLA and their admission to trading on the London Stock Exchange plc’s market for listed securities

ADR Depositary	JPMorgan Chase Bank

AGR	advanced gas-cooled reactor

Amended Credit Agreement	the credit agreement originally dated 13 July 2000 as amended and/or restated on 8 September 2000, 24 October 2000, 12 December 2000, 5 February 2001 and on or about the Restructuring Effective Date between, amongst others, EPL, Barclays Bank PLC as agent and security trustee and certain financial institutions

AmerGen	AmerGen Energy Company, LLC

Barclays	Barclays Bank plc

BEG	British Energy Generation Limited

BEG UK	British Energy Generation (UK) Limited

BEPET	British Energy Power and Energy Trading Limited

BNFL	British Nuclear Fuels plc

Board	the board of directors of the Company or a duly appointed committee thereof

Bondholder	the holder of the ultimate beneficial interest in a Bond

Bondholder Meetings	the separate meetings of the holders of each series of Bonds at which the Bondholder Resolutions will be proposed

Bondholder Resolutions	the resolutions which will be proposed to Bondholders to, amongst other things, authorise the Bond Trustees to vote in respect of the Creditors’ Scheme

Bondholder Restructuring Agreement	the agreement entered into on 14 February 2003 between the Company, BEG and BEG UK and certain Bondholders as amended and/or extended from time to time

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Bonds	all or any of the outstanding £109,861,000 5.949 per cent. guaranteed bonds of the Company due 2003 (the 2003 Bonds); the £163,444,000 6.077 per cent. guaranteed bonds of the Company due 2006 (the 2006 Bonds); and the £134,586,000 6.202 per cent. guaranteed bonds of the Company due 2016 (the 2016 Bonds)

Bond Trustees	in relation to the 2003 Bonds, the Law Debenture Trust Corporation p.l.c., in relation to the 2006 Bonds, the Law Debenture Intermediary Corporation plc and in relation to the 2016 Bonds, Law Debenture Trustees Limited

Brandes	Brandes Investment Partners, LLC

British Energy ADRs	American depositary receipts evidencing American depositary shares issued by the ADR Depositary pursuant to the terms of the British Energy ADR Deposit Agreement. Each such American depositary share represents a beneficial interest in 75 British Energy Shares

British Energy ADR Deposit Agreement	the agreement by and among British Energy, the ADR Depositary and the holders from time to time of British Energy ADRs issued thereunder dated as of 18 March 2003

British Energy Group	prior to the Restructuring Effective Date, British Energy and its subsidiaries from time to time

British Energy Group plc Share Plans	the British Energy Group plc Executive Plan, the British Energy Group plc Employee Plan, the British Energy Group plc Share Incentive Plan and an associated trust, the British Energy Group plc Sharesave Scheme, the LT Plan and the Interim Bonus Plan

British Energy Option Schemes	the British Energy No. 1 Share Option Scheme (an Inland Revenue approved discretionary executive share option scheme), the British Energy No. 2 Share Option Scheme (an unapproved discretionary executive share option scheme), the British Energy No. 3 Share Option Scheme (an Inland Revenue approved discretionary executive share option scheme) and the British Energy Sharesave Scheme (an all employee savings-related option scheme for British Energy employees)

British Energy or Company	British Energy plc incorporated in Scotland with registered number 162273

British Energy Shares	the Ordinary Shares and the A Shares

Bruce Power	Bruce Power Limited Partnership

Business	the entire business of the Company, including all of its assets (except for the non-voting shares held by it in each of New British Energy and Holdings plc) and shares in its subsidiaries

Business Day	a day on which banks are open for general business (other than a Saturday or Sunday) in London and Edinburgh

Business Transfer Agreement	the agreement dated 8 October 2004 between the Company and Holdings plc to effect the Disposal

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Commission	the European Commission

common market	the common market established through the Economic Community Treaty which came into force in 1958, as amended from time to time

Companies Registrar	the registrar or other officer performing under the Act the duty of registration of companies in Scotland and including a deputy registrar

Consenting Bondholder	each Bondholder who is either a party to the Creditor Restructuring Agreement or agrees to be bound by the terms of the Creditor Restructuring Agreement as if he were a party thereto and Consenting Bondholders means all of them

Continuing Group	following completion of the Disposal, British Energy

Convertible Shares	the convertible ordinary shares of 10p each in the capital of New British Energy which will be issued to the NLF pursuant to the exercise of the NLF Conversion Right

Court	the Court of Session, Parliament House, Parliament Square, Edinburgh EH1 1RF

Court Meetings	the Ordinary Share Court Meeting and the A Share Court Meeting

Creditor Restructuring Agreement	the agreement dated as of 30 September 2003 entered into by, amongst others, the Company, BEG, BEG UK and the Creditors (as amended or extended from time to time)

Creditors	the Significant Creditors, RBS, Bondholders, the Eggborough Banks and BNFL

Creditors’ Order	the order of the Court sanctioning the Creditors’ Scheme

Creditors’ Scheme	the scheme of arrangement under section 425 of the Act pursuant to which the Scheme Creditors will compromise their claims (including the claims of Bondholders) against the Company in return for, amongst other things, the issue of New Shares and New Bonds

Creditors’ Scheme Circular	the circular to Scheme Creditors containing an explanatory statement in relation to the Creditors’ Scheme in compliance with section 426 of the Act

Creditors’ Scheme Meeting	the meeting of Scheme Creditors convened by order of the Court pursuant to section 425 of the Act to consider and, if thought fit, approve the Creditors’ Scheme, and any meeting reconvened following an adjournment thereof

CREST	the relevant system (as defined in the CREST Regulations) in respect of which CRESTCo is the operator (as defined in the CREST Regulations)

CRESTCo	CRESTCo Limited

CREST Regulations	the Uncertificated Securities Regulations 2001 (S.I. 2001/3755) including any modifications thereof or any regulations in substitution therefor

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CTA Bonds	the £150 million 7 per cent. bond issued by Holdings plc pursuant to the Restructuring and to be held by EPL

Decommissioning Default Payment	the payment which may become immediately due and payable if, in any financial period, BEG, BEG UK, New British Energy, Holdings plc, any of the guarantors under the Guarantee and Indemnity or any of the guarantors of the New Bonds is subject to an event of default under the Contribution Agreement

Deemed Election

(a)    if the Members’ Scheme becomes Effective, the deemed election by a Scheme Shareholder to have the Warrants to which such Scheme Shareholder will be entitled registered in his or her name if the Company or New British Energy is advised that the Share Price is less than the Subscription Price; or

(b)   if the Members’ Scheme does not become Effective but the Disposal Resolution is passed, the deemed election by a Shareholder to have the Warrants to which such Shareholder will be entitled registered in his or her name if the Company or New British Energy is advised that the average price which could reasonably be expected to be obtained for the sale of the New Shares arising from the exercise of the Warrants to be sold is less than the Subscription Price

Directors	the directors of the Company, whose names appear on page 71 of this document

Disposal	the sale by British Energy of its Business to Holdings plc

Disposal Record Time	6.00 p.m. on the Business Day immediately prior to the Restructuring Effective Date

Disposal Resolution	the ordinary resolution to approve the Disposal which holders of Ordinary Shares are being invited to pass at the Extraordinary General Meeting

Disposed Group	the subsidiaries of the Company to be sold to Holdings plc pursuant to the Disposal

ECTEF	Enron Capital & Trade Europe Finance LLC

Effective	the making of the Creditors’ Scheme or the Members’ Scheme (as the case may be) effective by delivering the Creditors’ Order to the Companies Registrar or by the delivery to, and the registration by, the Companies Registrar of the Members’ Order

Eggborough Banks	the lenders and swap providers in the syndicate of banks under the Amended Credit Agreement

Eggborough Station	the coal-fired power station in North Yorkshire, England owned by EPL

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Election Return Time

the latest time by which (a) Form(s) of Election need(s) to be returned to the Registrars, being 6.00 p.m. on the Business Day immediately prior to the Restructuring Effective Date (or such later date as the Company may agree)

Employee Options	the options or other entitlements to New Shares under the British Energy Group plc Share Plans

EPHL	Eggborough Power (Holdings) Limited

EPL	Eggborough Power Limited

Euratom Treaty	the treaty of 1955 establishing the European Atomic Energy Community, as amended

Exelon	Exelon Generation Company, LLC

Explanatory Statement	the explanatory statement in relation to the Members’ Scheme in compliance with section 426 of the Act and which can be found in Part II of this document

Extraordinary General Meeting or EGM	the extraordinary general meeting of the Company to be held at 12 noon on 22 December 2004 and any adjournment thereof

Filing Conditions	the conditions which need to be satisfied before the necessary steps may be taken to make the Creditors’ Scheme Effective and, if the Members’ Scheme is approved by Shareholders, before the necessary steps may be taken to make the Members’ Scheme Effective, as set out in Part IV of this document

Form(s) of Proxy	the form(s) of proxy in relation to each of the Court Meetings and the EGM accompanying this document

Form(s) of Election	the form(s) of election in relation to the Shareholder Election accompanying this document

Government	Her Majesty’s Government of the UK

Government Facility	the credit facility which was granted to the Group on 9 September 2002 in order to provide working capital and to support trading operations (as amended and restated from time to time)

Government Restructuring Agreement	the agreement entered into between, amongst others, British Energy, the Secretary of State, NDF (to be renamed the NLF) and the trustees of the Nuclear Trust on 1 October 2003, setting out the circumstances in which the Secretary of State will support the Restructuring (as amended or extended from time to time)

Group	as the context requires, prior to the Restructuring Effective Date, the British Energy Group and from the Restructuring Effective Date, the New British Energy Group

Holdings plc	British Energy Holdings plc incorporated in Scotland with registered number 270186

Initial Conditions	the conditions which had to be satisfied before the Schemes could be proposed to Scheme Creditors and Scheme Shareholders respectively

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Initial Shareholder	Robert Armour (Company Secretary of the Company and New British Energy) and his nominee

Interim Bonus Plan	the British Energy Group plc 2005 Interim Deferred Bonus Plan

Lapses or Lapsed

in relation to the Members’ Scheme the failure to:

(a)    obtain approval of the requisite majority of Scheme Shareholders; or

(b)   obtain the sanction of the Court; or

(c)    make the Members’ Scheme Effective,

in circumstances where the Company, acting reasonably, decides that as a result the Members’ Scheme is not capable of becoming Effective in accordance with its terms before the Restructuring Long Stop Date

Listing Rules	the rules and regulations made by the UKLA under Part VI of the Financial Services and Markets Act 2000, as amended from time to time

London Stock Exchange	London Stock Exchange plc, a company registered in England and Wales with registered number 2075721

LT Plan	the British Energy Group plc Long Term Deferred Bonus Plan

Material Adverse Change

(a)    a material adverse change in the current or future business or operations, the financial or trading position, profits or prospects of:

(i)       the Group as a whole; or

(ii)      EPL; or

(b)   a change in the current or future business or operations, the financial or trading position, profits or prospects relating to the Group as a whole which is likely to have a material adverse effect on the value of the New Bonds, CTA Bonds, New Shares or the New EPL Arrangements

Material Company	BritishEnergy, BEG, BEG UK, BEPET or EPL

Members’ Order	the order of the Court sanctioning the Members’ Scheme

Members’ Scheme	the scheme of arrangement under section 425 of the Act in the form set out at the end of this document or with or subject to any modification, addition, term or condition approved or imposed by the Court

Members’ Scheme Resolution	the special resolution approving, amongst other things, the Members’ Scheme and disapplying shareholders’ statutory pre-emption rights under section 89 of the Act for the purposes of giving effect to the Members’ Scheme, which the Ordinary Shareholders are being asked to pass

NDF	Nuclear Generation Decommissioning Fund Limited incorporated in Scotland with registered number 164685 (to be enlarged and renamed NLF)

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New ADR Deposit Agreement	the agreement by and among New British Energy, the ADR Depositary and the holders from time to time of New ADRs issued thereunder

New ADRs	American depositary receipts representing a beneficial interest in American depositary shares issued by the ADR Depositary pursuant to the terms of the New ADR Deposit Agreement, and each American depositary share represents a beneficial interest in four New Shares

New Bonds	up to £550 million 7 per cent. guaranteed bonds due 2005 to 2022 issued by Holdings plc

New British Energy	British Energy Group plc incorporated in Scotland with registered number 270184

New British Energy Group	from the Restructuring Effective Date, New British Energy and its subsidiaries from time to time

New British Energy Reduction	the reduction of the share premium account of New British Energy which is to follow the Restructuring Effective Date and is intended to eliminate the deficit (if any) in the distributable reserves of New British Energy which is expected to arise as a result of the Restructuring and to provide some distributable reserves for New British Energy

New EPL Arrangements	the agreements pursuant to which the secured claims of the Eggborough Banks will be compromised, which are summarised in Part VI of the Prospectus: “Further information relating to the Restructuring”

New Shares	the ordinary shares of 10p each in the capital of New British Energy

New Standstill Agreement	the agreement entered into on 13 February 2004 in place of the previous standstill agreement in which RBS, Barclays Bank PLC, the Eggborough Banks, the Significant Creditors and BNFL agreed, amongst other things, that they would not take any steps to initiate insolvency proceedings or demand or accelerate any amounts due and payable by British Energy parties

NLF	Nuclear Liabilities Fund Limited (presently NDF)

NLF Cash Sweep Payment	the annual payment to be made to the NLF pursuant to the Contribution Agreement being, initially, 65 per cent. of the Group’s adjusted net cash flow

NLF Conversion Right	the right of the NLF from time to time to convert all or part of the NLF Cash Sweep Payment into Convertible Shares

Non-voting Deferred Shares	the non-voting deferred shares of 60p in the capital of the Company

Notified Filing Date	the day, notified by the Company to the Creditors, on which the Company expects to file a copy of the Creditors’ Order with the Companies Registrar

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Nuclear Decommissioning Agreement	the nuclear decommissioning agreement dated 29 March 1996 between Nuclear Electric (now BEG), Scottish Nuclear (now BEG UK) and the NDF

Nuclear Deed of Trust	the deed of trust dated 27 March 1996 between British Energy and the Secretary of State constituting the Nuclear Trust

NII (HM Nuclear Installations Inspectorate)	a part of the Nuclear Safety Division Directorate of the Health and Safety Executive, which administers a nuclear site licence

Nuclear Liabilities Agreements	(a) the historic liabilities funding agreement to be dated on the Restructuring Effective Date and made between the Secretary of State, BEG, BEG UK, New British Energy and Holdings plc (the HLFA);

(b)      the nuclear liabilities funding agreement to be dated on the Restructuring Effective Date and made between NLF, BEG, BEG UK, the Secretary of State, the Company, New British Energy and Holdings plc (the NLFA);

(c)      the contribution agreement to be dated on the Restructuring Effective Date and made between the Secretary of State, NLF, BEG, BEG UK, New British Energy and Holdings plc (the Contribution Agreement);

(d) the option agreement to be dated on the Restructuring Effective Date and made between the Secretary of State, BEG, BEG UK, New British Energy and Holdings plc;

(e) the Nirex option agreement to be dated on the Restructuring Effective Date and made between the Secretary of State, BEG, BEG UK and New British Energy;

(f) the guarantee and indemnity to be dated on the Restructuring Effective Date and made between the Guarantors (as defined therein), NLF and the Secretary of State (the Guarantee and Indemnity);

(g) the standard security over Hunterston ‘B’ power station to be dated on the Restructuring Effective Date and made between BEG UK and the NLF;

(h) the standard security over Torness power station to be dated on the Restructuring Effective Date and made between BEG UK and the NLF;

(i)       the debenture in relation to the Decommissioning Default Payment to be dated on the Restructuring Effective Date and made between the Secretary of State, the NLF and the Obligors (as defined therein);

(j) the deed of amendment to the Nuclear Deed of Trust to be dated on the Restructuring Effective Date made between the trustees of the Nuclear Trust, the Secretary of State and the Company;

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(k)      the deed of termination in relation to the Nuclear Decommissioning Agreement to be dated on the Restructuring Effective Date and made between, amongst others, BEG, BEG UK, the Company and the NDF; and

(l) the amended memorandum and articles of association of NDF to be adopted on the Restructuring Effective Date and the written resolution effecting the relevant changes

NYSE	the New York Stock Exchange

Official List	the Official List of the UKLA

Ordinary Share Court Meeting	the meeting of holders of Ordinary Shares convened by order of the Court pursuant to section 425 of the Act to consider and, if thought fit, approve the Members’ Scheme, and any adjournment thereof

Ordinary Shareholders	the holders of Ordinary Shares

Ordinary Shares	the ordinary shares of 44 28/43p each in the capital of the Company

Petition	the formal document lodged with the Court to apply for sanction of the Members’ Scheme

PFIC	a passive foreign investment company, as determined in accordance with US federal income tax laws

Polygon	Polygon Investment Partners LLP

Polygon and Brandes	Polygon, Brandes and their respective associates

Prospectus	a document comprising: (i) listing particulars in relation to the issue of the New Shares and Warrants pursuant to the Schemes and other arrangements with certain of the Creditors; (ii) a prospectus in relation to the issue of Warrants pursuant to the Disposal; and (iii) listing particulars in relation to the issue of New Bonds

RBS	The Royal Bank of Scotland plc

RBS Letter of Credit	the letter of credit issued on 1 December 2000 by RBS in favour of Barclays Bank PLC (as facility agent) relating to the debt service reserve obligations of EPL under the Amended Credit Agreement (as amended or restated from time to time)

Registrars	the registrars of the Company, being Lloyds TSB Registrars

Reporter	a solicitor appointed by the Court to report on the facts and circumstances of the Petition

Requisitioned EGM	the extraordinary general meeting requisitioned by Polygon and Brandes which was held on 22 October 2004

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Restricted Overseas Person

(a)      a person (including an individual, partnership, unincorporated syndicate, limited liability company, unincorporated organisation, trust, trustee, executor, administrator or other legal representative) in, or resident in or any person New British Energy reasonably believes to be in, or resident in:

(i)       Australia, Canada or Germany; or

(ii)      any other jurisdiction (other than the UK and New Zealand) in respect of which New British Energy is advised that the allotment or issue of New Shares and/or Warrants would or might infringe the laws of that jurisdiction or would or might require compliance with any governmental or other consent or any registration, filing or other formality, which the Company or New British Energy is unable to comply with or regards as unduly onerous; or

(b)      with respect only to the Warrants to be issued if the Members’ Scheme does not become Effective but the Disposal Resolution is passed, a US person (as defined in Regulation S under the Securities Act), unless an exemption from the registration requirements of the Securities Act, including an exemption pursuant to Section 4(2) of the Securities Act, is available

Restructuring	the restructuring of the British Energy Group pursuant to the Creditor Restructuring Agreement and the Government Restructuring Agreement

Restructuring Condition	(a) the registration by the Companies Registrar of a copy of the Members’ Order and the delivery of a copy of the Creditors’ Order to the Companies Registrar for registration; or

(b)      the Members’ Scheme having Lapsed, the delivery of a copy of the Creditors’ Order to the Companies Registrar for registration and the passing of the Disposal Resolution or confirmation from the UKLA that no such resolution is required; or

(c)      the Members’ Scheme having Lapsed, the delivery of a copy of the Creditors’ Order to the Companies Registrar for registration where the foregoing condition has not been satisfied

Restructuring Effective Date	the date on which the Restructuring Condition is satisfied

Restructuring Long Stop Date	12 noon on 31 January 2005 (or such later date and subject to such intermediate milestones as are agreed in writing, in the case of the first such later date, by the Company, BNFL, the requisite majorities of Creditors and the Secretary of State and, in the case of any second or subsequent later date, all the parties to the Creditor Restructuring Agreement and the Secretary of State)

RPI	the Retail Price Index, used to measure the retail price inflation in the UK

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Scheme A Shareholder	each person who appears as a holder of one or more Scheme A Shares in the relevant register of members of the Company at the Scheme Record Time

Scheme A Shares

all of the A Shares:

(a)      in issue at the date of the Members’ Scheme;

(b)      (if any) issued thereafter and prior to the Voting Record Time; and

(c)      (if any) issued at or after the Voting Record Time and before the making of the order by the Court for the reduction of capital which forms part of the Members’ Scheme in respect of which the original or any subsequent holder shall be bound by the Members’ Scheme or shall have agreed in writing to be bound by the Members’ Scheme

Scheme Creditors	RBS and each Bond Trustee, or any of them (as the case may be)

Scheme Ordinary Shareholder	each person who appears as a holder of one or more Scheme Ordinary Shares in the relevant register of members of the Company at the Scheme Record Time

Scheme Ordinary Shares	all of the Ordinary Shares: (a) in issue at the date of the Members’ Scheme; (b) (if any) issued thereafter and prior to the Voting Record Time; and

(c)      (if any) issued at or after the Voting Record Time and before the making of the order by the Court for the reduction of capital which forms part of the Members’ Scheme in respect of which the original or any subsequent holder shall be bound by the Members’ Scheme or shall have agreed in writing to be bound by the Members’ Scheme

Scheme Record Time	6.00 p.m. on the Business Day immediately prior to the Restructuring Effective Date

Scheme Shareholder	a Scheme A Shareholder or a Scheme Ordinary Shareholder

Schemes	the Members’ Scheme and the Creditors’ Scheme

Scheme Shares	the Scheme A Shares and the Scheme Ordinary Shares

SDRT	stamp duty reserve tax

Secretary of State	Her Majesty’s Secretary of State for Trade and Industry

Securities Act	the United States Securities Act of 1933, as amended

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Shareholder Election	the election which a Shareholder will be required to make by completing a Form of Election in order to have New Shares and/or Warrants (as applicable) issued to him or her or his or her nominee if the Members’ Scheme becomes Effective or if the Disposal Resolution is passed

Shareholders	the holders for the time being of British Energy Shares

Share Price	the average price reasonably expected by the person determined by New British Energy pursuant to the Members’ Scheme to be obtained for the New Shares to be sold pursuant to the terms of the Members’ Scheme

Significant Creditors	ECTEF, TPL and Total, and their respective successors in title

Special Share

as the context requires, the special rights redeemable preference share of £1 held:

(a)      jointly by the Secretary of State and the Secretary of State for Scotland in each of New British Energy, Holdings plc and British Energy;

(b)      by the Secretary of State in BEG; or

(c) by the Secretary of State for Scotland in BEG UK

State Aid

the classification of assistance granted by the Government pursuant to the Restructuring, whereby the Government undertakes to pay for:

(a)      certain of British Energy’s liabilities under the historic spent fuel contracts with BNFL; and

(b)      certain decommissioning and uncontracted nuclear liabilities in so far as the NLF is unable to meet these liabilities,

as being of a type which requires authorisation from the Commission before it can be granted

State Aid Approval	the decision of the Commission of 22 September 2004 as notified to the Government on 24 September 2004 that in so far as the Restructuring involves the grant of State Aid by the Government to the Group such aid is compatible with the common market and the objectives of the Euratom Treaty subject to certain conditions and compensatory measures which are set out in Part VI of the Prospectus: “Further information relating to the Restructuring”

Subscription Price	the amount payable in respect of a New Share for which a holder of a Warrant is entitled upon exercise of a Warrant to require subscription, such amount being 98p or such other amount as may from time to time be applicable in accordance with the conditions of the Warrants set out in Part VIII of the Prospectus: “Conditions of the Warrants”

Takeover Code	The City Code on Takeovers and Mergers

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Target Amount	the target amount for the cash reserves which is required to be funded out of New British Energy Group’s adjusted net cash flow in order to support the Group’s collateral and liquidity requirements post-Restructuring. The initial Target Amount for the cash reserves is £490 million plus the amount by which cash employed as collateral exceeds £200 million

Total	TotalFinaElf Gas and Power Limited (now Total Gas & Power Limited)

TPL	Teesside Power Limited

UKLA or UK Listing Authority	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000 as amended or any successor act

United Kingdom or UK	the United Kingdom of Great Britain and Northern Ireland

United States or US	the United States of America, its territories and possessions, any State of the United States and the District of Columbia

VAT	value added tax

Voting Record Time	6.00 p.m. on the second day before the date of the Court Meetings or, if either the Ordinary Share Court Meeting or the A Share Court Meeting are adjourned, 48 hours before the time appointed for the relevant adjourned meeting

Warrant Instrument	the instrument by way of deed poll constituting the Warrants

Warrants	the warrants to be issued by New British Energy pursuant to the Restructuring entitling the holder to subscribe for New Shares

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PART I

LETTER FROM THE CHAIRMAN OF BRITISH ENERGY

BRITISH ENERGY PLC

(Registered in Scotland No. 162273)

Registered Office:

3 Redwood Crescent

Peel Park

East Kilbride

G74 5PR

Directors:

Adrian Montague CBE Mike Alexander Roy Anderson Stephen Billingham William Coley Pascal Colombani John Delucca Ian Harley David Pryde Clare Spottiswoode CBE Sir Robert Walmsley

29 November 2004

To shareholders of British Energy plc

Dear Shareholder,

Proposed Restructuring of British Energy plc

1.	Introduction

On 1 October 2003, we announced that we had entered into two conditional agreements with certain of our key creditors and the Secretary of State setting out the terms of the Restructuring of the British Energy Group. These agreements are the Creditor Restructuring Agreement and the Government Restructuring Agreement.

Pursuant to the Restructuring, certain creditors of the British Energy Group have agreed to extinguish their claims against companies within the British Energy Group in exchange for the issue to them of New Shares and New Bonds. In order to implement the Restructuring, it is proposed that we become a wholly-owned subsidiary of New British Energy by means of the Members’ Scheme which will require the approval of our Ordinary and A Shareholders, and sanction by the Court. If the Members’ Scheme is not approved, then we are required to implement the Restructuring by disposing of all of our Business to Holdings plc (a subsidiary of New British Energy) in exchange for Holdings plc agreeing to assume all of our liabilities. In view of its size, the Disposal would, if we were listed at the time of such Disposal, constitute a “Class 1” transaction for the purposes of the Listing Rules requiring the approval of our Ordinary Shareholders. Even though we are no longer listed we are seeking this approval at the Extraordinary General Meeting.

On 3 September 2004, two groups of shareholders together holding 10.22 per cent. of our Ordinary Shares, requisitioned an extraordinary general meeting of the Company. The resolutions proposed by Polygon and Brandes sought to stop us from taking certain actions which may be necessary to implement the Restructuring. In response, certain of

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our Bondholders commenced proceedings in London against Polygon and Brandes for, amongst other things, the tort of procuring or inducing a breach of the Creditor Restructuring Agreement or otherwise interfering with its due performance. We too commenced proceedings against Polygon and its associates in New York in relation to an SEC filing required to be made by Polygon in relation to its interests in British Energy.

On 23 September 2004, we sent you a circular notifying you of our intention to apply for the UKLA to cancel the listings of the British Energy Shares and on the following day we sent a further circular to you containing the notice of the Requisitioned EGM. Having considered our recent circulars, on 30 September 2004 Polygon stated that it now believed that there was no commercial logic for it supporting the resolutions to be considered at the Requisitioned EGM and consequently confirmed that it would vote against the resolutions to be put to the Requisitioned EGM and that it would not further oppose the Restructuring. On that day, we announced that we would be withdrawing our action against Polygon in New York and that the Bondholders had agreed terms to stop the proceedings in London insofar as they related to Polygon.

Brandes subsequently announced on 6 October 2004 that it was not going to pursue the matter further for the time being but that it would continue to monitor events so that it may take appropriate steps to promote the legitimate interests of its clients.

Following our application for the UKLA to cancel the listings of the British Energy Shares from the Official List, the UKLA cancelled those listings with effect from 8.00 a.m. on 21 October 2004 and 20 October 2004 was the last day of dealings in British Energy Shares on the main market of the London Stock Exchange. Although we are, therefore, exempt from the continuing obligation provisions of the Listing Rules which apply to issuers of equity securities, we are intending to comply with these obligations (other than the requirement to seek shareholder approval for significant transactions such as the Disposal) as if the listings had not been cancelled. As the listings of the Bonds have not been cancelled, we do remain subject to the continuing obligation provisions of the Listing Rules which apply to issuers of specialist debt securities.

The Requisitioned EGM was held on 22 October 2004 following which we announced that none of the resolutions that had been proposed at the Requisitioned EGM had been passed.

On 12 October 2004, we announced that the Initial Conditions had been satisfied, including the receipt by the Secretary of State of State Aid Approval. However, even though the Initial Conditions have been satisfied the Restructuring does remain subject to a number of significant uncertainties and the satisfaction of a number of other important conditions which are set out in Part IV of this document.

The purpose of this letter is to explain the reasons for the Restructuring, how it will be implemented, how it will affect you and what action you need to take. This document comprises an Explanatory Statement in relation to the Members’ Scheme. It contains details of the Restructuring, the Members’ Scheme and the Disposal and together with the Prospectus is designed to provide you with sufficient information to make an informed decision on whether or not to approve the Members’ Scheme and the Disposal.

References to “we”, “us”, “our” or “the Company” in this letter are to British Energy.

This document should be read in conjunction with the accompanying Prospectus which contains information about the New British Energy Group.

2.	Background to and reasons for the Restructuring

We are the UK’s largest generator of electricity, producing over one fifth of the UK’s electricity and employing approximately 5,100 staff in the UK. The Group owns and operates eight nuclear power stations in the UK, with a combined capacity of 9,600 MW,

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and the Eggborough Station, a coal-fired power station in North Yorkshire, England, with a capacity of 1,960 MW. For a more detailed description of our business see Part I of the Prospectus: “Description of the New British Energy Group”.

On 5 September 2002, we announced that we had initiated discussions with the Government with a view to seeking immediate financial support and to implement a longer-term financial restructuring in the face of:

•	the failure of our negotiations with BNFL which had been initiated by us to link prices paid under our fuel contracts with BNFL to wholesale electricity prices, with the aim of reducing the proportion of our costs which were fixed; and

•	the Board’s review of the longer term prospects of the Group.

The discussions with the Government in September 2002 resulted in the Government providing the British Energy Group with the Government Facility, intended to provide working capital for the British Energy Group’s immediate requirements and to allow the British Energy Group to stabilise its trading position. (The Government Facility ceased to be available for drawing by the Group on 22 September 2004 following the issue of State Aid Approval).

On 28 November 2002, we announced that we had agreed certain restructuring principles with the Government, intended to achieve the longer-term financial viability of the Group. At that time we highlighted some of the commercial and structural factors which had caused or compounded our financial difficulties some of which the Restructuring seeks to address. These are set out in detail in paragraph 3 of the Explanatory Statement in Part II of this document.

The principles agreed in November 2002 formed the basis for the Restructuring and included a timetable agreed by the Board and the Government, requiring us: (i) to reach agreement in principle with Creditors on the restructuring of their claims against the Group by 14 February 2003; and (ii) to enter into a binding agreement in this regard by 30 September 2003. These principles also required us, amongst other things, to dispose of our North American assets namely, Bruce Power and AmerGen.

In accordance with the agreed timetable, on 14 February 2003 we announced that we had entered into standstill agreements and reached agreement in principle with certain Creditors for the compromise and restructuring of their claims. On that date we also announced that we had completed the disposal of our interest in Bruce Power.

Following further discussions, on 1 October 2003 we announced that we had entered into the binding Creditor Restructuring Agreement with the Creditors and the Government Restructuring Agreement with the Secretary of State, setting out the terms of the Restructuring of the British Energy Group and the circumstances in which the Secretary of State would support the Restructuring (in the event the Secretary of State allowed a one day extension to the agreed timetable to allow the agreement reached on 30 September to be documented). By 31 October 2003, the Creditor Restructuring Agreement had been acceded to by all the Eggborough Banks and Bondholders representing in aggregate with RBS 88.8 per cent. of the combined amount owing to the Bondholders and RBS.

On 23 December 2003, we announced that we had completed the disposal of our interest in AmerGen.

The Board believes that, had we not met the Government requirements for the Restructuring in accordance with the agreed timetable, we would have had to commence insolvency proceedings. The Board took the view that, had we commenced insolvency proceedings, it would have been unlikely that Shareholders would have received any return and distributions to unsecured creditors may have represented only a small fraction of their unsecured liabilities.

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The Restructuring remains subject to a number of significant uncertainties and important conditions. In particular, the Restructuring is subject to conditions and termination events, the application or occurrence of which could prevent the implementation of the Restructuring. Admission is also conditional upon the Restructuring being implemented. A summary of the remaining conditions to the implementation of the Restructuring and termination events (including the long stop dates for completion) is set out below in Part IV. We are seeking an extension of the long stop dates for completion of the Restructuring and more information about this is given in paragraph 4 below.

3.	Summary of the Restructuring

Creditors

The key features of the Restructuring are as follows:

•	Creditors (other than BNFL) have agreed to extinguish their unsecured claims against the Group in exchange for £275 million of New Bonds to be issued by Holdings plc and at least 97.5 per cent. of the New Shares to be issued by New British Energy;

•	NLF will fund the New British Energy Group’s qualifying uncontracted nuclear liabilities and qualifying costs of decommissioning the Group’s nuclear power stations. The Secretary of State will fund qualifying decommissioning costs and qualifying uncontracted liabilities to the extent they exceed the assets of the NLF, as well as qualifying contracted liabilities for historic spent fuel;

•	in consideration for the assumption of the nuclear liabilities and decommissioning costs referred to above, Holdings plc will issue £275 million of New Bonds to the NLF and will also make further annual periodic payments to the NLF, including the NLF Cash Sweep Payment;

•	the Eggborough Banks as lenders and swap providers with security over the Eggborough Station and the shares of EPL, have agreed to replace their existing secured claims with the right to receive payments under the Amended Credit Agreement equivalent to those payable to holders of £150 million of New Bonds (including interest and capital). In addition, they will have an option to acquire the shares in, or assets of, EPL on 31 March 2010 or, prior to 31 August 2009, on or after the occurrence of an event of default that is continuing under the Amended Credit Agreement. The Eggborough Banks will also be repaid £37.5 million pursuant to the RBS Letter of Credit; and

•	the BNFL contracts for front-end and back-end related fuel services to the Group’s AGR stations have been amended, amongst other things, in order to link certain elements of payments under those contracts to wholesale electricity prices.

Shareholder allocation

In addition, if the Restructuring is completed, New British Energy will issue a mix of New Shares and Warrants to Shareholders on the following basis:

•	if the Members’ Scheme is approved by Shareholders and it becomes Effective, Shareholders will receive New Shares representing 2.5 per cent. of the issued share capital of New British Energy immediately following implementation of the Restructuring and Warrants entitling them to subscribe for New Shares equal to 5 per cent. of New British Energy’s thereby diluted share capital immediately following completion of the Restructuring (excluding the impact of the Employee Options and conversion of the NLF Cash Sweep Payment);

•	if the Members’ Scheme is not approved by Shareholders (or it otherwise Lapses) but Ordinary Shareholders approve the Disposal, then Shareholders will not receive any New Shares but will receive Warrants entitling them to subscribe for New Shares equal to 5 per cent. of New British Energy’s thereby diluted share capital immediately following completion of the Restructuring (excluding the impact of the Employee Options and conversion of the NLF Cash Sweep Payment); and

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•	if Shareholders do not vote in favour of the Members’ Scheme (or it otherwise Lapses) and Ordinary Shareholder approval in respect of the Disposal is not obtained, Shareholders will receive no New Shares or Warrants.

A further summary of the Restructuring is contained in paragraph 3 of the Explanatory Statement in Part II of this document and a more detailed description of the Restructuring is contained in Part VI of the Prospectus: “Further information relating to the Restructuring”.

4.	Implementation of the Restructuring

The Restructuring entails, amongst other things, a debt for equity and debt swap involving the creation of two new holding companies, New British Energy and its subsidiary, Holdings plc. British Energy, New British Energy and Holdings plc will have the same directors. New British Energy will issue New Shares and Warrants, and Holdings plc will issue New Bonds as set out in paragraph 3 above.

Members’ Scheme

In order to implement the Restructuring, it is proposed that we will become a wholly-owned subsidiary of New British Energy by means of the Members’ Scheme. The Members’ Scheme requires the approval of the Ordinary Shareholders and A Shareholders and must thereafter be sanctioned by the Court. A summary of the principal terms of the Members’ Scheme and the requirements for its approval are set out in paragraphs 5 and 6 of the Explanatory Statement in Part II of this document.

Disposal

If the Members’ Scheme is not approved, then we intend to implement the Restructuring by means of the Disposal. The Disposal involves the sale of our Business to Holdings plc in accordance with the terms of the Business Transfer Agreement. In return, Holdings plc will perform all of our obligations and will discharge all of our liabilities. Our balance sheet liabilities, in accordance with our unaudited results for the three months ended 30 June 2004, are set out in paragraph 8 below.

The Disposal would, if the British Energy Shares were listed at the time of the Disposal, constitute a ‘‘Class 1’’ transaction for the purposes of the Listing Rules requiring the approval of Ordinary Shareholders. As mentioned above, following our application for the UKLA to cancel the listings of the British Energy Shares from the Official List, the UKLA cancelled these listings with effect from 8.00 a.m. on 21 October 2004 and, therefore, shareholder approval of the Disposal under the Listing Rules is no longer required. Cancellation of the listings itself, however, does not affect the terms of the Restructuring and we are, nonetheless, seeking approval of the Disposal at the Extraordinary General Meeting. Paragraph 4 of the Explanatory Statement in Part II of this document contains further details relating to the cancellation of our listings. If the Disposal Resolution is passed in circumstances where the Members’ Scheme does not become Effective, Shareholders will be entitled to receive the Warrants as set out above.

The Restructuring is not conditional on Shareholder approval. Therefore, if the Members’ Scheme or the Disposal is not approved, we are required, under the Creditor Restructuring Agreement, to proceed with the Disposal without the approval of Ordinary Shareholders. In this case, however, Shareholders will not receive any New Shares or Warrants.

A summary of the principal terms of the Disposal is set out in paragraph 7 of the Explanatory Statement in Part II of this document.

Differences between Members’ Scheme and Disposal

Implementation of the Restructuring through the Members’ Scheme may provide certain tax benefits to the Group, avoids the need to transfer our Business to Holdings plc and

23

avoids the need to maintain the Company as a shell company after the Disposal and pending dissolution. For this reason, if Shareholders approve the Members’ Scheme and it becomes Effective they will receive both New Shares and Warrants as described above. If the Members’ Scheme is not approved by Shareholders and we have to implement the Restructuring through the Disposal, the risk of disruption which may result from the need to transfer all of our Business to Holdings plc, the loss of potential tax benefits and the costs involved in administering the Company after the Disposal has been effected make this option less attractive. Accordingly, if Shareholders do not approve the Members’ Scheme but pass the Disposal Resolution at the Extraordinary General Meeting and the Restructuring is completed, they will receive only the Warrants as described in paragraph 3 above.

If we proceed with the Disposal, Shareholders will remain holders of British Energy Shares but we will cease to beneficially own any assets (including shares in subsidiary companies) as these will have been transferred to Holdings plc. The British Energy Shares will, therefore, be unlisted shares in an empty shell company with no value. In due course British Energy would be wound up or struck off the register of companies on a solvent basis and there will be no further return to Shareholders.

Conditions and termination

Completion of the Restructuring is subject to a number of important conditions, including the Initial Conditions (which, as mentioned above, have been satisfied), the Filing Conditions and the Restructuring Condition. Admission is also conditional upon the Restructuring being implemented. In addition to these conditions, the Restructuring will not be implemented if either of the Creditor Restructuring Agreement or the Government Restructuring Agreement is terminated in accordance with its terms. Both the Creditor Restructuring Agreement and the Government Restructuring Agreement will terminate if, amongst other things, British Energy receives a valid notice from the relevant parties terminating the agreement on the basis that there is a continuing Material Adverse Change. In such circumstances the standstill arrangements, which restrict the Creditors from taking any steps to initiate insolvency proceedings or demand or accelerate any amounts due and payable to them by any member of the British Energy Group, would also terminate.

Moreover, unless otherwise agreed by the Creditors, the Secretary of State and British Energy, the Creditor Restructuring Agreement and the Government Restructuring Agreement will automatically terminate, and consequently the Restructuring will not be implemented if the Creditors’ Scheme has not become Effective by 31 January 2005 (or such later date as the requisite parties may agree).

Our indicative timetable for the Restructuring anticipates the Creditors’ Scheme becoming Effective and Admission occurring in mid-January. However, the indicative timetable is our best case expectation and subject to change and delay (see note 1 to the Indicative Timetable of Principal Events on page 5 and the risk factors in Part III of this document). We have, therefore, decided that it is prudent to seek an extension to the present long stop dates of 31 January 2005 and have proposed terms for an extension to at least 31 March 2005 to Creditors and the Secretary of State.

The Group owes some £1.5 billion to the Bondholders, the Eggborough Banks, RBS, the Significant Creditors (currently Deutsche Bank AG) and BNFL which is stood still pending implementation of the Restructuring but which would become due and payable if the Restructuring is not completed by the long stop date of (at present) 31 January 2005. An alternative restructuring would require the agreement of these creditors and the Secretary of State and we have no assurance that such agreement would be reached. Furthermore the Board believes that any fundraising for the purpose of achieving an alternative restructuring would carry significant risks. If for any reason the Restructuring cannot be

24

completed before the present or any extended long stop date and a replacement standstill cannot be agreed with creditors shortly thereafter, we would be unable to meet our financial obligations as they fall due, in which case we may have to commence insolvency proceedings. In the circumstances, the Board continues to believe that there is no reliable alternative to the Restructuring available to us.

The proposed extension of the Restructuring Long Stop Date under the Creditor Restructuring Agreement requires the agreement of holders of a majority of the claims of Bondholders and RBS, a majority of the Significant Creditors, BNFL and the holders of two-thirds of the Eggborough Banks’ debt and swap claims (including Barclays). In addition, the provision of an extended RBS Letter of Credit is a condition of the proposed extension. The extension of the Creditor Restructuring Agreement also requires written resolutions of Bondholders to extend the standstill period under the terms of the Bonds to be signed by a simple majority of the holders of each series of the Bonds.

The Secretary of State is not a party to the Creditor Restructuring Agreement but, for technical reasons, her consent is required to enable that agreement to be extended in the manner contemplated. The Secretary of State’s agreement is also required and is being sought to extend the long stop date for completion of the Government Restructuring Agreement.

The proposed extension will (if it becomes effective) also preserve the possibility of extension of the Restructuring Long Stop Date under the Creditor Restructuring Agreement beyond 31 March 2005 and up to 31 October 2005. However, each of those parties and majorities who are required to agree the proposed extension would have absolute discretion as to whether to object to or confirm the continuation of the extension period beyond 31 March 2005 and may require amendments to the standstill and restructuring arrangements in connection with the Restructuring being completed after 31 March 2005. The requisite parties may object to the continuation of the extension or may not give such confirmations or agree the terms (if any) upon which they or others would be willing for the Restructuring to be completed after 31 March 2005. Furthermore the agreement of the Secretary of State would be required to extend the Government Restructuring Agreement. In any event, if it were to become reasonably apparent that the Restructuring would not be completed by 31 March 2005 we are required to renegotiate the payments payable to BNFL with effect from completion of the Restructuring after 31 March 2005 under the BNFL agreements for historic spent fuel services which have been agreed on the assumption that the Restructuring would complete and these payments would commence before 31 March 2005. Subject to certain limitations, these payments are expected to be funded by the Government under the HLFA and consequently any new schedule would require agreement between us, BNFL and the Government. Consequently even if the proposed extension becomes effective there can be no assurance that any extension beyond 31 March 2005 will be available on the present terms of the Restructuring or any other terms.

If such an extension is obtained and/or if it becomes apparent that the Restructuring Effective Date will be delayed beyond 31 January 2005, we will inform Shareholders by making an appropriate announcement to a Regulatory Information Service and the press. For the avoidance of doubt, in such circumstances Admission may not occur prior to 31 January 2005 and will remain conditional on the Restructuring being implemented. However, there is no assurance that the proposed extension of the long stop dates for the Restructuring will be agreed. If for any reason we are unable to implement the Restructuring prior to the present or any extended long stop dates and a replacement standstill cannot be agreed with Creditors shortly thereafter, we would be unable to meet our financial obligations as they fall due, in which case we may have to take appropriate insolvency proceedings. If we were to commence insolvency proceedings, distributions, if any, to unsecured creditors may represent only a small fraction of their unsecured liabilities and it is highly unlikely there would be any return to Shareholders.

Admission is conditional upon the Restructuring being implemented. The Filing Conditions, the Restructuring Condition and the termination events are described in more detail in the Explanatory Statement in Part II of this document and in Part IV of this document.

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5.	What shareholders will receive

Members’ Scheme

If the Members’ Scheme is approved by the requisite majorities of Shareholders and becomes Effective, subject to certain restrictions relating to overseas Shareholders and as further described in the Explanatory Statement in Part II of this document, Shareholders will be entitled to receive:

for every 50 Ordinary Shares	1.0 New Share and 2.1 Warrants

for every 50 A Shares	1.0 New Share and 2.1 Warrants

in respect of British Energy Shares held at the Scheme Record Time.

A summary of the principal terms of the Members’ Scheme and the requirements for its approval are set out in paragraphs 5 and 6 of the Explanatory Statement in Part II of this document.

Each Shareholder will receive New Shares and Warrants under the Members’ Scheme only if he or she elects to do so by completing the relevant Form(s) of Election or, in the case of the Warrants only, such Shareholder is deemed to have elected to receive such Warrants. If a Shareholder does not make a valid Shareholder Election or Deemed Election, the relevant New Shares and Warrants will be sold in the market at the best price reasonably obtainable in the market and the net proceeds (if any) will be remitted to the relevant Shareholder. In considering whether to make a Shareholder Election, Shareholders should bear in mind the expense involved in transactions in small numbers of securities. It is generally the case that stockbrokers’ minimum commissions are around £10 to £25.

The New Shares are ordinary shares in New British Energy having the rights attaching to them which are set out in the summary of the articles of association of New British Energy in Part X of the Prospectus: “Additional information”. The terms and conditions of the Warrants are set out in Part VIII of the Prospectus: “Conditions of the Warrants”.

Disposal with Ordinary Shareholder approval

If the Members’ Scheme is not approved by the requisite majorities of Shareholders, is not sanctioned by the Court or otherwise Lapses, but the Disposal Resolution is approved at the EGM then following completion of the Restructuring, Shareholders will, subject to certain restrictions relating to overseas Shareholders, be entitled to receive:

for every 50 Ordinary Shares	2.1 Warrants

for every 50 A Shares	2.1 Warrants

in respect of British Energy Shares held at the Disposal Record Time.

Each Shareholder will receive Warrants under the Disposal only if he or she elects to do so by completing the relevant Form(s) of Election or such Shareholder is deemed to have elected to receive such Warrants. In the event that a Shareholder does not make a valid Shareholder Election or Deemed Election, the relevant Warrants will be sold in the market at the best price reasonably obtainable in the market and the net proceeds (if any) will be remitted to the relevant Shareholder. In considering whether to make a Shareholder Election, Shareholders should bear in mind the expense involved in transactions in small numbers of securities. It is generally the case that stockbrokers’ minimum commissions are around £10 to £25.

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The terms and conditions of the Warrants are set out in Part VIII of the Prospectus: “Conditions of the Warrants”.

Disposal without Ordinary Shareholder approval

If the Members’ Scheme is not approved by the requisite majorities of Shareholders, is not sanctioned by the Court or otherwise Lapses and the Disposal is not approved at the EGM, then Shareholders will not receive any New Shares or Warrants.

6.	Overseas Shareholders

If you are a citizen, resident or national of, or located in, a jurisdiction outside the UK, please see paragraph 13 of the Explanatory Statement in Part II of this document.

7.	Tax

Information concerning the taxation consequences of the Members’ Scheme and the Disposal is contained in paragraph 7 of Part V of this document and information concerning the taxation consequences of holding the New Shares and/or the Warrants is set out in paragraph 12 of Part X of the Prospectus: “Additional information”. Shareholders who may be liable to taxation in jurisdictions other than the UK or the US or who are in any doubt as to the taxation consequences of the Members’ Scheme or the Disposal should seek advice from their own independent professional advisers.

8.	Financial effects of the Disposal

Under the terms of the Disposal, Holdings plc will acquire all of our Business in exchange for agreeing to assume all of our liabilities. As at 30 August 2004, Holdings plc had net assets of £50,000. Holdings plc did not trade prior to that date and therefore has no previous earnings. As at 30 June 2004, we had total assets of £2,559 million and total liabilities of £5,840 million. In the 3 month period ended 30 June 2004, we had a loss after tax and exceptional items of £115 million. Following the Disposal we would have no assets and our liabilities will be covered by the indemnity from Holdings plc described in paragraph 7 of the Explanatory Statement in Part II of this document.

Shareholders should not rely on this summary information and should read this entire document and the accompanying Prospectus. The net asset information for Holdings plc has been extracted without adjustment from the Accountants’ Report set out in Section 4 of Part IV of the Prospectus: “Financial information”, and the figures relating to our total assets, total liabilities, and loss after tax and exceptional items have been extracted without material adjustment from our results for the three months ended 30 June 2004 which are set out in Section 2 of Part IV of the Prospectus: “Financial information”.

9.	Current trading and prospects

Trading at the time of the announcement of the Restructuring

At the time of the announcement of the outline terms of our Restructuring on 28 November 2002, the wholesale market price for electricity had been £17.0 per MWh for delivery in 2003/04 whilst average unit operating costs (including those relating to the Eggborough Station) for the six months ending 30 September 2002 were approximately £19.9 per MWh. In short, as a result of our high fixed cost base (particularly the costs associated with our fuel) on a per MWh basis, our costs of producing electricity were exceeding our achieved selling price. We entered into the agreements with Creditors and the Secretary of State in October 2003 in order to avoid administration in circumstances where no other viable option was available to the Group. The agreements provide the best that we could negotiate for Shareholders at the time. We believe the only alternative would have been for us to take appropriate insolvency proceedings under which any distribution to Shareholders would have been highly unlikely.

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At the time of the announcement of the formal terms of the Restructuring on 1 October 2003 we had contracted to sell our electricity for the remainder of that financial year at what we also estimated at that time would be an average price of £17.1 per MWh. At that time, we had entered into fixed price contracts for summer 2004 and winter 2004/2005 in relation to approximately 50 per cent. of our output for 2004/05 at an average price of £18.3 per MWh and altogether had contracts to sell approximately 90 per cent. of our output for that period. Taken together with the partial hedge provided by the new BNFL contracts (assuming the market price could fall below £21.0 per MWh), this meant we would only be 8 per cent. exposed to fluctuations in the wholesale electricity price. The prevailing market price at the time had been £21.6 per MWh for 2004/05.

The wholesale market price for electricity has increased significantly compared to the price at the time that the Restructuring was announced. This increase in the wholesale price for electricity, together with key elements of the Restructuring, details of which are set out in summary in the bullet points on the second half of page 9 and on page 10 of the Prospectus (and which are dealt with more fully in Part VI of the Prospectus: “Further information relating to the Restructuring”) mean that the outlook for the Group has improved since the announcement made on 28 November 2002, although this has been offset by declines in output.

Current, financial and trading prospects of the Group

Nuclear output was 15 TWh (a 67 per cent. load factor) for the three-month period ended 30 June 2004, 28.7 TWh (a 68 per cent. load factor) for the six-month period ended 30 September 2004 and 33.1 TWh (a 67 per cent. load factor) for the seven-month period ended 31 October 2004. The UK nuclear output for the equivalent periods in 2003 was 17.0 TWh (an 82 per cent. load factor), 33.3 TWh (a 79 per cent. load factor) and 37.9 TWh (a 77 per cent. load factor). The reduction on the previous year, and in the second quarter of this year compared to the first quarter, has been primarily due to unplanned outages.

During the three-month period ended 30 June 2004 and the six-month period ended 30 September 2004, investment expenditure on plant projects, major repairs and strategic spares across the whole Group, including incremental costs associated with PIP, totalled £32m and £64m respectively of which we estimate that £17m and £32m respectively may have been capitalised, with the main projects in the period including replacement of cast iron pipework, fuel route improvements and the implementation of the work management programme. As a result of the FRS 11 impairment review in the financial year ended 31 March 2003, all expenditure of a capital nature has been expensed and will continue to be expensed until such time as it is possible to demonstrate that it results in an enhancement to the carrying value of fixed assets.

As indicated above, we had already contracted to sell much of our planned nuclear output for the current year during the previous financial year and have had to buy back power. Therefore we have not seen the full benefit of the recent rises in electricity prices. These factors, as well as increased pension costs and an increased depreciation charge related to the impairment reversal made in March 2004, have had a significant adverse impact on our profitability and cash flow. In view of the recent unplanned outages and the delayed return to service of our Hartlepool and Heysham 1 power stations, the Directors consider that the outlook for the Company’s financial and trading prospects for the remainder of the financial year will be challenging.

The principal factors affecting the financial and trading prospects of the Group for the current financial year are: output, nuclear unit cash costs, sales, PIP (see below), and cash and liquidity.

Following the unplanned outage at Heysham 1 in early 2004, as a result of cast iron pipework failure, we reviewed the implications for further cast iron pipework replacement at our other nuclear power stations and, accordingly, on 19 March 2004 we announced that

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our indicative target for nuclear output for 2004/2005 was reduced from 67 TWh to 64.5 TWh. We have suffered a number of unplanned outages since that date and following the evaluation of structural inspections carried out during a statutory outage at Hartlepool, we decided that further work was required to demonstrate the integrity of certain boilers. On 30 July 2004, we announced that we had revised our target nuclear output for 2004/2005 to around 61.5 TWh. However, following discussions with the NII concerning our programme of works at Hartlepool and Heysham 1, we currently expect that Hartlepool and Heysham 1 will not return to service until later this calendar year and consequently we expect nuclear output of 59.5 TWh in the financial year ending 31 March 2005 (as we announced on 18 November 2004). Based on New British Energy’s business plans, we further expect the average annual nuclear output over the next 3 financial years (including this financial year) to be approximately 61.8 TWh.

Subject always to its continuing obligations as a listed company, New British Energy proposes to publish information regarding the Group’s output on a quarterly basis at the same time as it publish the results for that quarter (rather than on a monthly basis) and it does not propose to make further forward-looking statements regarding the Group’s proposed annual output during a financial year.

Based on an average annual nuclear output over the next 3 financial years of approximately 61.8 TWh, our average nuclear unit cash costs are projected to be £19.1 per MWh at current price levels. These costs have increased since the October 2003 announcement as a result of the reduction in output, the higher level of projected investment and the costs of PIP referred to below, the increase in electricity prices and inflation. The rise in electricity prices impacts our nuclear unit cash costs because under the new arrangements for back-end fuel services we are now making additional payments to BNFL. This will continue for so long as electricity prices remain above £16.0 per MWh (in 2002/2003 monetary values and indexed to RPI).

As of 22 November 2004 contracts were in place covering virtually all of the planned output for the financial year ending 31 March 2005, of which nearly all are at fixed prices. The average price for these fixed price contracts is £21.0 per MWh. For 2005/2006, contracts are in place for approximately two-thirds of planned generation, with approximately half of these being at fixed prices at an average price of approximately £25 per MWh. The market price for forward baseload contracts has continued to rise and the wholesale price for annual contracts with delivery in 2005/2006 has risen from around £24.5 per MWh at the end of March 2004 to over £30.0 per MWh by 22 November 2004, an increase of some 20 per cent. Whilst there is no guarantee that these prices will continue to prevail they are comfortably above our estimates of average nuclear unit cash costs.

In August 2003 we brought together a team within British Energy and engaged a consortium of experienced external consultants, to design and implement a far-reaching performance improvement programme (PIP). By putting in place and implementing this programme, which in essence involves investing in our people, processes and plant, we are aiming to increase the degree of reliability of our nuclear generating assets. However, because of the programme’s wide ranging nature and the time and costs involved in implementing it, we do not expect to see the benefits of the hoped for improvement in operational reliability in the current or next financial year.

However, AGR power stations are unique to the UK and were built in the 1970s and 1980s by different design consortia to different design specifications. Accordingly, there can be no assurance that the improvement in reliability achieved in other nuclear power station improvement programmes, upon which PIP is based and which have been undertaken on newer fleets of nuclear power stations based on non-AGR technology, will be capable of being achieved in respect of our AGR power stations.

Based on our current expectations of future electricity prices and output, and therefore our financial resources, we believe that the annual investment in plant projects, major repairs

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and strategic spares across the whole New British Energy Group, which includes incremental annual PIP expenditure of £70m to £120m, will be in the range of £200m to £250m in each of the two years ending 31 March 2006 and 2007. This compares with the range of capital expenditure of £85m to £90m announced in October 2003 which did not include any PIP expenditure, nor the costs of major repairs and strategic spares. This financial year, based on the financial resources we expect to have available to us, this investment will be in the range of £140m to £170m including incremental PIP expenditure of approximately £20m. If our financial resources are otherwise required due to unforeseen outages or changes to electricity prices and collateral requirements, we may be required to adjust our investment plans accordingly.

On 30 June 2004, net debt was £382m with gross debt standing at £883m. We had cash and liquid resources of £501m of which £321m was deposited as collateral in support of our trading activities. At 31 October 2004, the amounts were £450m and £332m respectively. We also entered into a receivables facility agreement on 25 August 2004 to provide additional liquidity and we have agreed to defer amounts due to certain suppliers in order to better match the profile of monthly expenditure with the receipt of income from the sale of electricity.

A more detailed description of the Group’s current trading and prospects is set out in Part III of the Prospectus: “Operating and financial review and prospects“. Financial information relating to the Group and a pro forma net asset statement for the New British Energy Group are set out in Part IV of the Prospectus: “Financial information” and Part V: “Unaudited pro forma financial information” respectively. Shareholders should not rely on this summary information and should read the entire document and accompanying Prospectus. Our cash and sales figures have been extracted without material adjustment from our underlying accounting and sales records used in the preparation of the financial information in Part IV of the Prospectus: “Financial information” and the information relating to PIP has been extracted from our own internal records regarding how we allocate our expenditure.

Prospects of the Continuing Group

If we proceed with the Disposal, the Continuing Group will cease to beneficially own any assets (including shares in subsidiary companies) as these will have been transferred to Holdings plc and we will be an empty shell company with no value. Under the terms of the Business Transfer Agreement we are required to make all reasonable efforts to novate all relevant contracts to which the Continuing Group is a party and until such novation can be effected Holdings plc will indemnify the Continuing Group against any liability in connection with the liabilities assumed by Holdings plc or arising from the ownership or operation of the Business. In due course the Continuing Group would be wound up or struck off the register of companies on a solvent basis and there will be no further return to Shareholders.

10.	Dividend policy

The board of New British Energy intends to distribute to shareholders as much of New British Energy’s available cash flow as prudently possible, but not until operational requirements of the business permit. In addition, under the terms of the Restructuring, there are certain restrictions on, or factors affecting, the board’s ability to pay dividends including:

•	New British Energy is required to fund cash reserves out of its net cash flow in order to support the New British Energy Group’s collateral and liquidity requirements post-Restructuring. The initial target amount for the cash reserves is £490 million plus the amount by which cash employed as collateral exceeds £200 million. Prior to paying any dividends, New British Energy’s cash needs to equal or exceed the Target Amount and certain other amounts specified in the Contribution Agreement;

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•	the terms of the Contribution Agreement also require that once the cash reserve is funded to the Target Amount, New British Energy must make the NLF Cash Sweep Payment. Initially this is 65 per cent. of the New British Energy Group’s adjusted net cash flow (calculated on the basis set out in the summary of the Contribution Agreement in paragraph 17.2(e) of Part X of the Prospectus: “Additional information”). This percentage may be adjusted for certain corporate actions but may never exceed 65 per cent. The requirement to make the NLF Cash Sweep Payment will greatly reduce the amount of cash that would otherwise be available for distribution to Shareholders. In addition, New British Energy may not pay any dividends without making an additional payment to the NLF if the result of paying such dividend would be that the aggregate amount of dividends paid to shareholders in the period following the Restructuring would exceed the aggregate of New British Energy’s annual adjusted net cash flow in such period less the aggregate NLF Cash Sweep Payments payable in such period;

•	the terms of the New Bonds contain certain covenants (which are described in detail in Part VII of the Prospectus: “Terms and conditions of the New Bonds”), including a restriction that allows New British Energy to pay a dividend only if the Target Amount is met and no event of default has occurred; and

•	New British Energy must have distributable reserves.

As a result of these restrictions and after making a prudent allowance for collateral requirements the directors of New British Energy consider that the earliest period for which a dividend may be declared is the financial year ending 2007. A further description of New British Energy’s dividend policy is set out in Part III of the Prospectus: “Operating and financial review and prospects”.

11.	New British Energy reduction of capital

Shortly after the Restructing Effective Date, New British Energy will seek to reduce its share premium account with the sanction of the Court. The New British Energy Reduction is intended to eliminate the deficit (if any) in the distributable reserves for New British Energy which may arise as a result of the Restructuring and to provide some distributable reserves for New British Energy to pay dividends to shareholders in the future. Further details relating to the New British Energy Reduction are set out in paragraph 10 of the Explanatory Statement in Part II of this document.

12.	Directors’ interests

All of the Directors have been appointed directors of New British Energy and Holdings plc. If the Members’ Scheme becomes Effective, New British Energy and Holdings plc will be the ultimate and immediate parent company respectively of British Energy. Information on the Directors and the interests of the Directors in British Energy Shares and prospectively in New Shares and Warrants is set out in Part V of this document.

I have a letter of appointment with British Energy dated 20 January 2003 to serve as a non-executive director for 3 years from 1 December 2002 which may be renewed for a further 3-year period at the discretion of the Board. I also have a further letter of appointment with New British Energy and Holdings plc dated 23 September 2004. The terms of my letters of appointment provide for the payment to me of an additional fee of £100,000 contingent upon a restructuring of the British Energy Group becoming effective and binding on all interested parties. It is intended that following Admission, my letters of appointment will be amended to provide for 30 per cent. of my post-Admission base fee of £150,000 per annum to be settled in shares under arrangements which remain to be agreed in detail.

With effect from 1 September 2004, we modified our fee structure for all non-executive Directors except myself. In addition to the fees set out in paragraph 7 of Part X of the

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Prospectus: “Additional information”, each non-executive Director will receive £13,000 per annum payable in New Shares, such shares to be allocated quarterly in arrears. A non-executive Director may only sell his or her New Shares in equal tranches over the 3 years following grant subject to having been on the board of New British Energy for at least 12 months following the date of grant. Current non-executive Directors will each receive a single payment of £10,000 of New Shares as soon as possible after Admission. Any new non-executive Directors joining the board of New British Energy after this time will also receive a similar payment.

Once the Restructuring is implemented, the current executive Directors who are also executive directors of New British Energy may, subject to the satisfaction of certain performance targets, be entitled to a deferred bonus under the Interim Bonus Plan and thereafter under the LT Plan. Details of the Interim Bonus Plan and the LT Plan are set out in paragraph 6 of Part V and in paragraph 8 of Part X of the Prospectus: “Additional information”.

In the event that the Restructuring does not go ahead as planned, Roy Anderson’s service agreement entitles him to participate in a broadly comparable bonus plan to the Interim Bonus Plan and LT Plan.

Stephen Billingham’s service agreement entitles him, subject to certain conditions, to a single payment of £200,000 in June 2005 provided that he has not voluntarily left the employment of British Energy before 30 June 2005 or has received notice of termination before that date. In the event that shares in New British Energy are not admitted to the Official List by 31 March 2006, Stephen Billingham will receive a further payment of £400,000 during April 2006. This payment will be offset against any awards due to Stephen Billingham under any bonus/incentive plan in operation for the financial years 2006/2007 and 2007/2008.

Save as set out above there are no other awards or bonuses that will become payable to the Directors if the Restructuring becomes effective.

Paragraph 15 of the Explanatory Statement in Part II of this document contains further details of all of the Directors’ interests (whether as directors or as members or as creditors of the Company or otherwise) and the effect on those interests of the Members’ Scheme, in so far as they may be different from the effect on the like interests of other persons.

13.	Meetings

Paragraph 19 of the Explanatory Statement in Part II of this document provides details of the Ordinary Share Court Meeting, the A Share Court Meeting and the Extraordinary General Meeting, which are required to approve the Members’ Scheme and, in the case of the Extraordinary General Meeting, the Disposal. Notices of each of these meetings are set out at the end of this document.

14.	Action to be taken

A detailed explanation of the action to be taken by Shareholders is set out in paragraph 20 of the Explanatory Statement in Part II of this document.

You are urged to complete and return the GREEN Form of Proxy for the Ordinary Share Court Meeting, the BLUE Form of Proxy for the A Share Court Meeting and the WHITE Form of Proxy for the Extraordinary General Meeting. For the reasons discussed in paragraph 7 of the Explanatory Statement in Part II of this document, only Ordinary Shareholders will be entitled to vote at the Extraordinary General Meeting. Completed Forms of Proxy should be returned to the Registrars, Lloyds TSB Registrars as soon a possible but in any event, so as

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to arrive by 10.30 a.m., 11.30 a.m. and 12 noon respectively on 20 December 2004. Forms of Proxy for the Ordinary Share Court Meeting and the A Share Court Meeting may also be handed to the chairman of the Ordinary Share Court Meeting and the A Share Court Meeting respectively. However, in the case of the Extraordinary General Meeting, unless the white Form of Proxy is lodged so as to be received at least 48 hours before the meeting, it will be invalid. The lodging of a Form of Proxy will not prevent you from attending the Ordinary Share Court Meeting, the A Share Court Meeting or the Extraordinary General Meeting and voting in person should you wish to do so.

Scheme Shareholders who wish to make a Shareholder Election to have New Shares and/or Warrants issued to them or their nominee, must complete the enclosed Form(s) of Election and return it/them to the Registrars, Lloyds TSB Registrars at the address shown on the Form(s) of Election by no later than the Election Return Time. In considering whether to make a Shareholder Election, Scheme Shareholders should bear in mind the expense involved in transactions in small numbers of securities. It is generally the case that stockbrokers’ minimum commissions are around £10 to £25.

There are a number of risks related to ownership of the New Shares and Warrants. Part II of the Prospectus: “Risk factors” contains further detail in relation to such risks.

If you have any questions relating to the proposals described in this document or the completion and return of the Form(s) of Proxy or Form(s) of Election, please contact our helpline on freephone 0800-035-0844 (or if calling from outside the UK +44 (0) 1295-225-285 (calls charged at applicable rates)), Monday to Friday 9.00 a.m. to 5.00 p.m. (UK time). The helpline cannot provide advice on the merits or otherwise of the matters described in this document, nor give any financial advice.

15.	Recommendation

We entered into the agreements with Creditors and the Secretary of State in October 2003 in order to avoid administration in circumstances where no other viable option was available to the Group and the agreements provide the best that we could negotiate for Shareholders at the time. We believe the only alternative would have been for us to take appropriate insolvency proceedings under which any distributions to Shareholders would have been highly unlikely. We continue to believe there is no reliable alternative option to the Restructuring available to us.

The effectiveness of the Members’ Scheme and, failing that, the implementation of the Disposal, is required for the Restructuring to be implemented. Therefore, if the Members’ Scheme is not approved or the Disposal Resolution is not passed, we are required to implement the Disposal without Shareholder approval. If the Disposal is implemented, Shareholders will remain holders of British Energy Shares, but we will have disposed of all of our assets and the British Energy Shares will be unlisted securities and will not have any value.

We have decided it is prudent to seek an extension to the present Restructuring Long Stop Date of 31 January 2005 but there can be no assurance that all the requisite parties will agree the proposed extension. If for any reason the Restructuring cannot be completed before the Restructuring Long Stop Date and our current standstill arrangements are terminated and a replacement standstill cannot be agreed with Creditors shortly thereafter, we would be unable to meet our financial obligations as they fall due and consequently we may have to take appropriate insolvency proceedings. If we were to commence insolvency proceedings, the distributions to unsecured creditors may represent only a small fraction of their unsecured liabilities and there is highly unlikely to be any return to Shareholders.

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The Restructuring remains subject to a number of important conditions (which are outlined in detail in Part IV below) and will result in a very significant dilution of the interests of Shareholders. Notwithstanding the above, the Directors consider that the Restructuring (implemented, if necessary, by the Disposal) and the resolutions to be proposed at the EGM are in the best interests of the Group and the Shareholders as a whole.

Even if Shareholders approve the Members’ Scheme it may still not become Effective for other reasons and therefore Ordinary Shareholders are encouraged to vote in favour of the Disposal as well as the Members’ Scheme.

In light of the difficult circumstances faced by the Group, the Directors, who have received financial advice from Citigroup Global Markets Limited, consider the Restructuring to be in the interests of the Company. In providing advice to the Directors, Citigroup Global Markets Limited has placed reliance upon the commercial assessments of the Directors.

Accordingly, the Directors unanimously support the Restructuring and recommend that Shareholders vote in favour of the Members’ Scheme to be approved at the Court Meetings and both the resolutions to be proposed at the Extraordinary General Meeting, that is, the Members’ Scheme Resolution and the Disposal Resolution. The Directors intend to vote in favour in respect of their own beneficial holdings, amounting to 4,188 Ordinary Shares.

Yours sincerely

Adrian Montague

Chairman

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PART II

EXPLANATORY STATEMENT

(in compliance with section 426 of the Companies Act 1985)

BRITISH ENERGY PLC

(Registered in Scotland No. 162273)

29 November 2004

To shareholders of British Energy plc

Dear Shareholder,

Proposed Restructuring of British Energy plc

1.	Introduction

On 1 October 2003, the Company announced that it had entered into the Creditor Restructuring Agreement and the Government Restructuring Agreement setting out the terms of the proposed Restructuring of the Group with certain key creditors and the Secretary of State.

In response to the requisition from Polygon and Brandes in early September 2003, on 23 September 2003 the Company announced that it would be convening the Requisitioned EGM and on the same day sent you a circular notifying you of its intention to apply for the UKLA to cancel the listings of the British Energy Shares. The listings of the British Energy Shares on the Official List were cancelled by the UKLA with effect from 8.00 a.m. on 21 October 2004 and the last day of dealings in British Energy Shares on the London Stock Exchange was 20 October 2004. On 22 October 2004, the Company announced that none of the resolutions had been passed at the Requisitioned EGM.

Following the receipt on 24 September 2004 by the Secretary of State of State Aid Approval, on 12 October 2004 the Company announced that all the remaining Initial Conditions to the implementation of the Restructuring had been satisfied. Notwithstanding the satisfaction of the Initial Conditions, the Restructuring remains subject to the satisfaction of a number of other conditions which are set out in Part IV of this document. Admission is also conditional upon the Restructuring being implemented.

Your attention is drawn to the letter from the Chairman of the Company set out in Part I of this document, which forms part of this Explanatory Statement and summarises the Restructuring and recommends to Shareholders that they vote in favour of the Members’ Scheme and to Ordinary Shareholders that they vote in favour of the resolutions to be proposed at the Extraordinary General Meeting, including the Members’ Scheme Resolution and the Disposal Resolution.

2.	Background to the Restructuring

As outlined in the Chairman’s letter in Part I of this document, on 5 September 2002, the Company announced that it had initiated discussions with the Government with a view to seeking immediate financial support to enable a longer-term financial restructuring to take place. The Company decided to initiate these discussions based on several factors including various unplanned outages at the Group’s nuclear power stations, the failure of negotiations with BNFL and a review of the longer-term prospects of the Group.

The discussions with the Government in September 2002 resulted in the Government providing the Group with the Government Facility, intended to provide working capital for the Group’s immediate requirements and to allow the Group to stabilise its trading

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position (the Government Facility ceased to be available for drawing by the Group on 22 September 2004 following the issue of State Aid Approval).

On 28 November 2002, when the Company announced the outline terms of the proposed restructuring, it highlighted some of the commercial and structural factors which had caused or compounded its financial difficulties, some of which the Restructuring seeks to address. These are set out below:

•	the Group’s nuclear fleet in the UK had high fixed costs of production when compared with other generators of electricity (including the costs of supplies and services under its contracts with BNFL); as a merchant generator with no retail supply business the Group was (and will remain following Admission) heavily exposed to declines in wholesale electricity prices. Significant contracts for direct sales to industrial and commercial customers were closely linked to the wholesale electricity price which meant the business was unable to withstand the significant reduction in wholesale electricity prices which fell by over 35 per cent. over the two years to September 2002. Currently, subject to and following Admission, the exposure to declines in electricity prices is partially hedged, within certain parameters, by the new BNFL contracts described in paragraph 3 below (although at current wholesale electricity price levels the Group is now making additional payments to BNFL as provided for in the new BNFL contracts);

•	the Group’s wholesale electricity price exposure at the time was exacerbated by a power purchase agreement and two contracts for differences which magnified its exposure to baseload electricity prices. The claims of the counterparties to these arrangements are being compromised pursuant to the Restructuring in exchange for New Shares to be issued by New British Energy and New Bonds to be issued by Holdings plc;

•	the Group has an obligation, under its nuclear site licences, to decommission its nuclear power stations at the end of their useful lives. These liabilities were estimated to have a net present value of £1.1 billion as at 31 March 2004. Certain of the decommissioning liabilities were covered by the NDF to which the Group contributed. However, there was no certainty that this fund, at the level of contributions the Group was making, would be sufficient to cover all of the liabilities to which it related. This uncertainty will, on Admission, be substantially mitigated by the new arrangements with the Secretary of State relating to the Nuclear Liabilities Fund described in paragraph 3 below;

•	the Group’s operations generate liabilities in respect of nuclear fuel and waste estimated at £3.5 billion for discounted contracted liabilities and £1.1 billion for discounted uncontracted liabilities (in each case as at 31 March 2004). Some of these liabilities are currently covered by long term contracts with BNFL, with the balance remaining uncontracted. These uncontracted liabilities are long term in nature and therefore subject to uncertainty. There is no guarantee that the Group’s business would generate sufficient funds to cover these contracted and uncontracted liabilities. This uncertainty will be substantially mitigated on Admission by the new BNFL contracts and the new arrangements with the NLF and the Secretary of State described in paragraph 3 below;

•	the Eggborough Station, which was acquired out of group funds, also suffered from the reduction in wholesale electricity prices through 2001 and 2002 and the narrowing differential between winter and summer prices. The acquisition was refinanced with a project finance loan on 13 July 2000 and it was difficult for the Group to fund the repayments required. The debt owed to the providers of the project finance loan will be compromised under the terms of the Restructuring as described in paragraph 3 below;

•	the Group had investments in the USA and Canada but these had not generated dividends and, in the case of Canada, required significant investment. As a result,

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they had stretched the Group’s financial resources. These assets have now been disposed of; and

•	as at 30 September 2002, the Group had indebtedness of £1,050 million (including £490 million in connection with the Eggborough Station and approximately £408 million of unsecured existing Bonds) with significant debt repayment obligations to be made in cash and as a result of the loss of the Company’s investment grade rating in September 2002 the Group’s cash requirements increased significantly to meet the collateral requirements of trading counterparties.

The restructuring principles agreed with the Government in November 2002 formed the basis for the Restructuring and required, amongst other things, that the Company enter into a binding agreement with its Creditors by 30 September 2003 whereby their existing claims against the Group would be extinguished in exchange for a combination of new debt and new equity in the restructured Group.

Accordingly, in October 2003 the Company announced that it had entered into binding agreements with its Creditors and with the Secretary of State setting out the terms of the Restructuring of the Group and the circumstances in which the Secretary of State would support the Restructuring.

Further details on the background to the Restructuring are set out in the Chairman’s letter in Part I of this document and in the Prospectus.

3.	Summary of the Restructuring

The principal elements of the Restructuring are set out below.

New Bonds and New Shares

The Creditors who signed up to the Creditor Restructuring Agreement (other than BNFL) have agreed, under the terms of that agreement, to extinguish their existing unsecured claims against the Group in exchange for £275 million of New Bonds of Holdings plc and at least 97.5 per cent. of the New Shares of New British Energy. If the Members’ Scheme does not become Effective, Creditors (other than BNFL) will receive 100 per cent. of the New Shares in New British Energy immediately following implementation of the Restructuring.

The claims of Creditors will be extinguished in two ways. Firstly, the Company is proposing the Creditors’ Scheme to Bondholders and RBS under which Bondholders and RBS will agree to extinguish their claims against the Group (under the Bonds and the RBS Letter of Credit) in exchange for the issue to them of New Shares and New Bonds. To become Effective, the Creditors’ Scheme must be approved by a majority in number of the Bond Trustees and RBS representing three-fourths in value of their claims against the Group. Following approval of the Creditors’ Scheme by the requisite majority, the Creditors’ Scheme will also need to be sanctioned by the Court and the Creditors’ Order filed with the Companies Registrar. The Creditors’ Scheme Circular was made available to Bondholders and RBS on the same date as this document and is available for inspection at the registered office of the Company.

Secondly, the Significant Creditors and the Eggborough Banks (in respect of their unsecured claims only) have agreed to extinguish their claims against the Group in exchange for New Bonds and New Shares pursuant to the operation of the Creditor Restructuring Agreement itself.

Eggborough Arrangements

The Eggborough Banks as lenders with the benefit of the RBS Letter of Credit and security over, amongst other things, the shares in, and assets of, EPL (the Company’s subsidiary

37

that owns the Eggborough Station), will be re-paid approximately £37.5 million pursuant to the RBS Letter of Credit and have agreed to replace the balance of their existing secured claims with a right to receive payments under the Amended Credit Agreement on substantially the same payment terms as £150 million of New Bonds.

In addition, the Eggborough Banks will be granted: (i) options exercisable at any time prior to 31 August 2009 under which they may acquire the shares in, or assets of, EPL on 31 March 2010 in consideration for, amongst other things, £104 million (subject to certain adjustments depending on the condition of the Eggborough Station on 31 March 2010) and the cancellation of the outstanding payments under the Amended Credit Agreement at such time; and (ii) options under which they may acquire the shares in, or assets of, EPL at any time prior to 31 August 2009 on or after the occurrence of an event of default under the Amended Credit Agreement that is continuing in consideration for a fee (which varies depending on the type of event of default) and the cancellation of the outstanding payments under the Amended Credit Agreement at such time. The Eggborough Banks will be entitled to assign and/or transfer all (but not part only) of their rights under the options to a third party, subject to a pre-emption right in favour of the New British Energy Group under which a member of the New British Energy Group may purchase such rights at 105 per cent. of the price offered to the relevant third party.

The Eggborough Banks will continue to benefit from their existing security and certain new security which will secure, amongst other things, the Eggborough Banks’ rights under the Amended Credit Agreement and the options. As a result, on and at any time after the occurrence of an event of default under the Amended Credit Agreement that is continuing, the Eggborough Banks will have the right to:

(a)	prior to 31 August 2009, exercise the option or enforce their security referred to above; or

(b)	on or post 31 August 2009, enforce their security.

EPL’s payments under the Amended Credit Agreement will be funded by the New British Energy Group and consequently the recovery of the Eggborough Banks on enforcement of their security should effectively equal the outstandings under the Amended Credit Agreement at the relevant time even in circumstances where the shares in, or assets of, EPL are worth less than such outstandings.

The Nuclear Liabilities Fund

Under new arrangements with the Secretary of State, the existing NDF will be enlarged into and renamed the NLF which will fund certain of the Group’s qualifying uncontracted nuclear liabilities and decommissioning costs.

The Secretary of State has agreed to fund: (i) qualifying decommissioning costs and qualifying uncontracted liabilities to the extent they exceed the assets of the NLF; and (ii) subject to certain exceptions, contracted liabilities for historic spent fuel. As at 31 March 2004, the market value of the NDF was £440 million. To the extent that there is any surplus in the NLF, this amount will be paid to the Secretary of State. The New British Energy Group will be responsible for funding certain excluded or disqualified liabilities and will, in certain circumstances, be required to compensate or indemnify the NLF and the Government in relation to such liabilities. These include, amongst other things, employment and redundancy costs, certain environmental expenses and liabilities arising from any breach by BEG or BEG UK of the Nuclear Installations Act 1965 in relation to occurrences involving nuclear material or ionising radiation. Disqualified liabilities include the increases in the net present value of costs of discharging liabilities of £100,000 (in March 2003 monetary values and indexed to RPI) or more arising out of: (i) failure by BEG and BEG UK as licensees to behave in accordance with a defined minimum performance standard; or (ii) the implementation of certain operational changes (broadly speaking where not required or anticipated to be required by law or accepted standards); and (iii)

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any such increases arising out of key operational changes where the required Nuclear Decommissioning Authority consent has not been obtained.

In consideration for the assumption of these liabilities by the Secretary of State and the NLF, Holdings plc will issue £275 million in New Bonds to the NLF and the New British Energy Group will make the following ongoing payments:

(a)	fixed decommissioning contributions equal to £20 million per annum (in March 2003 monetary values and indexed to RPI) but tapering off as the AGR nuclear power stations are currently scheduled to close;

(b)	£150,000 (stated in March 2003 monetary values and indexed to the Retail Price Index) per tonne of uranium in fuel loaded into the Sizewell B reactor after the Restructuring Effective Date; and

(c)	the NLF Cash Sweep Payment, which will be an annual contribution of, initially, 65 per cent. (subject to adjustment) of the Group’s adjusted net cash flow (calculated on the basis set out in the summary of the Contribution Agreement in paragraph 17.2(e) of Part X of the Prospectus: “Additional information”). The NLF’s entitlement to the NLF Cash Sweep Payment is convertible into an equity shareholding of New British Energy.

On a full conversion of the NLF Cash Sweep Payment, the NLF would hold up to 65 per cent. of the thereby enlarged equity share capital of New British Energy. However, the terms of the Convertible Shares into which such entitlement will convert, will limit the general voting rights attaching to such shares to the maximum amount of shares as can be held without triggering a mandatory offer under the Takeover Code, being currently 29.9 per cent. of the voting rights of New British Energy (and, for this purpose, taking into account the voting rights attributable to any other New Shares held or acquired by any person acting in concert with the NLF). Paragraph 11 below contains further details on the Convertible Shares and the NLF Conversion Right.

In addition, the Secretary of State will have an option to acquire for £1 each of the Group’s nuclear power stations and related station assets (subject to certain exclusions) for the purpose of decommissioning or continuing the operation of those nuclear power stations beyond the date of closure of those stations assumed by the Group (which date will include any changes to such dates in New British Energy’s financial statements following the extension of current station lifetimes). An option to continue to operate a nuclear power station may (unless the New British Energy Group has given notice that it will close the station early) only be exercised at any time up to and including the date which is two years before the scheduled closure date of the station but transfer of the station pursuant to the exercise of the option cannot complete until the scheduled closure date of the station, at the earliest. The Secretary of State also has an option to acquire the Group’s interest in United Kingdom Nirex Limited.

New BNFL contracts

On 31 March 2003 and 16 May 2003 respectively, the Company exchanged contracts with BNFL covering front-end AGR fuel supply (that is, fuel preparation before it enters the reactor) and back-end AGR fuel services (i.e. handling, storage and ultimate disposal of spent fuel) required to give effect to the Restructuring. The amendments to the Company’s existing front-end contracts became effective on 1 April 2003 but, with the exception of the new arrangements for the supply of uranics to BEG, may be terminated if the Restructuring is not completed. The new post 2006 front-end fuel contracts, the amendments to the back-end fuel contracts and the new back-end fuel contracts are also conditional upon completion of the Restructuring.

The pricing provisions in the new BNFL contracts are intended to enable the Group to reduce a proportion of its fuel costs by providing for a discount when the market baseload

39

price of electricity is below a specified amount and a surcharge when above this amount. As electricity prices have risen substantially since October 2003, the Group is now making additional payments to BNFL under the new arrangements for spent fuel management in the form of the surcharge. This will continue for so long as electricity prices remain above £16.0 per MWh (in 2002/2003 monetary values and indexed to RPI).

Shareholder allocation

If the Restructuring is completed, New British Energy will issue a mix of New Shares and Warrants to Shareholders on the following basis:

•	if the Members’ Scheme is approved by Shareholders and it becomes Effective, Shareholders will receive New Shares representing 2.5 per cent. of the issued share capital of New British Energy immediately following implementation of the Restructuring and Warrants entitling them to subscribe for New Shares equal to 5 per cent. of New British Energy’s thereby diluted share capital immediately following completion of the Restructuring (excluding the impact of the Employee Options and conversion of the NLF Cash Sweep Payment);

•	if the Members’ Scheme is not approved by Shareholders (or it otherwise Lapses) but Ordinary Shareholders approve the Disposal, then Shareholders will not receive any New Shares but will receive Warrants entitling them to subscribe for New Shares equal to 5 per cent. of New British Energy’s thereby diluted share capital immediately following completion of the Restructuring (excluding the impact of the Employee Options and conversion of the NLF Cash Sweep Payment); and

•	if Shareholders do not vote in favour of the Members’ Scheme (or it otherwise Lapses) and Ordinary Shareholder approval in respect of the Disposal is not obtained, Shareholders will receive no New Shares or Warrants.

A more detailed description of the terms of the Restructuring is contained in Part VI of the Prospectus: “Further information relating to the Restructuring”.

4.	Cancellation of listings

On 3 September 2004, Polygon and Brandes requisitioned an extraordinary general meeting of the Company. In accordance with the Company’s obligations under the Act, the Company sent a circular to you on 24 September 2004 containing notice of the Requisitioned EGM which was held on 22 October 2004. The resolutions proposed by Polygon and Brandes at the Requisitioned EGM sought to stop the Company from taking certain actions which may be necessary to implement the Restructuring.

One of the resolutions proposed at the Requisitioned EGM would have had the effect, if passed, of requiring British Energy to seek Shareholder approval prior to applying for the cancellation of its listings. If British Energy were required to take steps to cancel the London listing of its shares in circumstances where Shareholders do not approve the Members’ Scheme or the Disposal, but could not do so as a result of a failure to achieve such Shareholder approval, British Energy believed, having taken legal advice, that it would be likely to be in breach of the Creditor Restructuring Agreement.

British Energy was informed by certain creditors to whom the Group owe significant amounts that if that happens and they could not compel the Company to perform its obligations under the Creditor Restructuring Agreement, they would take steps to terminate the Creditor Restructuring Agreement and the related standstill arrangements. Further they said that they would then take steps to recover amounts owing to them including taking steps to force British Energy into administration. If that had happened British Energy believed that the other creditors who are also a party to the Creditor Restructuring Agreement would also demand payment. Therefore the Group would be

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required to pay approximately £1.5 billion to Creditors. The Group did not and does not have the resources to pay that amount. As a result of such breach of the Creditor Restructuring Agreement British Energy may have been exposed to significant claims for damages for breach of contract. Moreover, because the creditors said that they would demand immediate repayment of monies which British Energy judged, for the reasons set out above, it would be unable to pay, British Energy considered that its directors would have no choice but to place British Energy into administration.

For this reason, on 23 September 2004, the Company sent you a circular, notifying you, in accordance with the Company’s obligations under the Listing Rules, that the Company intended to seek cancellation and apply for the UKLA to cancel the listing of the British Energy Shares from the Official List of the UKLA at the end of the 20 Business Day notice period, such cancellation to take immediate effect. Under the Listing Rules, the Company could apply to cancel the listings of the British Energy Shares from the Official List without shareholder approval.

On 30 September 2003, Polygon announced that, having considered the Company’s recent circulars, it had agreed, amongst other things, to vote against the resolutions proposed at the Requisitioned EGM and not to further oppose the Restructuring. In addition, on 30 September 2004 the Company announced that it would be withdrawing its action against Polygon in the United States and that the Bondholders had agreed terms to stop the proceedings in London insofar as they related to Polygon. Brandes subsequently announced on 6 October 2004, that it was not going to pursue the matter further for the time being but that it would continue to monitor events so that it may take appropriate steps to promote the legitimate interests of its clients.

Following the Company’s application for the UKLA to cancel the listings of the British Energy Shares from the Official List, the UKLA cancelled the listings of the British Energy Shares with effect from 8.00 a.m. on 21 October 2004 and the last day of dealings in British Energy Shares on the London Stock Exchange was 20 October 2004. The Company is not intending to apply for the UKLA to cancel the London listing of its Bonds prior to the Restructuring Effective Date.

Although the British Energy Shares are no longer listed on the Official List, the London listings of the Bonds have not been cancelled and the Company, therefore, remains subject to the continuing obligations applying to issuers of specialist debt securities under the Listing Rules. The Company is exempt from the other continuing obligation provisions of the Listing Rules which apply to issuers of equity securities but intends to comply with these obligations as if the listings of the British Energy Shares had not been cancelled. It will not, however, regard itself as being subject to the requirements of the Listing Rules to seek shareholder approval for significant transactions such as the Disposal or related party transactions. Therefore, although Ordinary Shareholders are being asked to approve the Disposal at the EGM, if the Disposal Resolution is not passed in circumstances where the Members’ Scheme has not become Effective, the Company will proceed with the Disposal without such approval.

Following the Company’s notice to Shareholders of its intention to cancel the listings of the British Energy Shares, on 28 September 2004, the NYSE suspended trading in the British Energy ADRs and instituted proceedings to permanently delist the British Energy ADRs from the NYSE. British Energy has appealed the NYSE’s decision. However, there can be no assurance that the appeal will be successful.

5.	The Members’ Scheme

In order to implement the Restructuring, it is proposed that the Company will become a wholly-owned subsidiary of New British Energy by means of the Members’ Scheme. The Members’ Scheme is a court-approved scheme of arrangement under section 425 of the Act involving a reduction of capital of the Company by the cancellation of the British

41

Energy Shares. At the same time the Company will also apply to the Court to reduce the Company’s capital further by cancelling the valueless Non-voting Deferred Shares which were issued in connection with the return of value by the Company in 1999. In order to reduce the deficit in its profit and loss account brought about by a permanent loss of capital, the Company proposes to apply the reserve arising in its books as a result of the cancellation of the British Energy Shares and Non-voting Deferred Shares (save for 44 28/43p) to its profit and loss account. The 44 28/43p of the reserve not so applied will be used in paying up in full, at par, one new Ordinary Share which will be issued to New British Energy or its nominee and which will comprise the entire issued ordinary share capital of the Company. A single new Ordinary Share will be issued to New British Energy at par because that is all that is required to make the Company a subsidiary of New British Energy and maximises the amount of the balance of the reserve arising from the cancellation of the Company’s existing Ordinary Shares which will be credited to the profit and loss account of the Company to reduce the present deficit. New British Energy has agreed to transfer the new share in the Company acquired pursuant to the Members’ Scheme to Holdings plc following which the Company will be a subsidiary of Holdings plc.

The Members’ Scheme requires the approval of the Ordinary Shareholders at the Ordinary Share Court Meeting and Extraordinary General Meeting and of the A Shareholders at the A Share Court Meeting, and must thereafter be sanctioned by the Court. If the requisite majority of Shareholders vote in favour of the Members’ Scheme and the Members’ Scheme becomes Effective, it will bind the Company and all its Shareholders whether or not they voted for the Members’ Scheme.

The Non-voting Deferred Shares will not form part of the Members’ Scheme and will be cancelled as part of the further reduction of capital of the Company referred to above.

The Special Share in the Company will not be cancelled and will continue to be held jointly by the Secretary of State and the Secretary of State for Scotland. However, the provisions in the Company’s articles of association relating to the Special Share will be amended to, amongst other things, reflect the fact that the holder will, following the amendments, only be able to withhold consent to certain matters if, in the holder’s opinion, the matter in question would be contrary to the interests of national security.

Paragraph 8 below sets out what Scheme Shareholders will be entitled to receive if Shareholders vote in favour of the Members’ Scheme and the Members’ Scheme becomes Effective, the manner in which fractional entitlements to New Shares and Warrants will be dealt with as well as the Shareholder Election which Scheme Shareholders will need to make if they wish to have New Shares and Warrants issued to them or their nominees.

The full text of the Members’ Scheme is set out at the end of this document.

6.	Approval of the Members’ Scheme

Subject to the implementation of the Restructuring, the Members’ Scheme will become Effective if:

(a)	the Members’ Scheme is approved by: (i) a majority in number of holders of Ordinary Shares who vote, representing three-fourths in value of the votes cast at the Ordinary Share Court Meeting (either in person or by proxy); and (ii) a majority in number of holders of A Shares who vote, representing three-fourths in value of the votes cast at the A Share Court Meeting (either in person or by proxy);

(b)	the resolution to approve the matters necessary to effect the Members’ Scheme set out in the notice of Extraordinary General Meeting at the end of this document is duly passed as a special resolution;

(c)	the Members’ Scheme is sanctioned by the Court with or without modification and the reduction of share capital of the Company which forms part of the Members’ Scheme is confirmed by the Court; and

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(d)	a copy of the order of the Court sanctioning the Members’ Scheme and confirming the reduction of share capital is delivered to, and in relation to the reduction of share capital registered by, the Companies Registrar.

The Ordinary Share Court Meeting has been convened for 10.30 a.m. on 22 December 2004 at the Murrayfield Stadium Conference Centre, Edinburgh EH12 5PJ. The A Share Court Meeting has been convened for 11.30 a.m. on 22 December 2004 at the Murrayfield Stadium Conference Centre, Edinburgh EH12 5PJ (or as soon as possible following the conclusion or adjournment of the Ordinary Share Court Meeting).

The Court hearing of the Petition to sanction the Members’ Scheme is expected to be held at the earliest on 14 January 2005 at the Court although the exact date will depend on, amongst other things, the timetable fixed by the Court. The existence of the Petition will be advertised in the Scotsman, the Edinburgh Gazette, the Financial Times (the UK and international editions) and the New York Times at least 14 days before the date of the Court hearing. Any interested party (including a Scheme Shareholder) who wishes to object to the sanctioning of the Members’ Scheme can lodge answers to the Petition within 14 days of the date of advertisement and thereafter appear or be represented at the Court hearing to oppose the sanctioning of the Members’ Scheme. The Court will remit to a Reporter to enquire into the facts and circumstances of the Petition and to provide a report to the Court for its consideration.

If the Members’ Scheme is sanctioned by the Court, the conditions to the implementation of the Restructuring have been satisfied or waived and the Members’ Scheme becomes Effective, it is expected that dealings in the New Shares and Warrants will commence on the dealing day immediately following the Restructuring Effective Date. If the Members’ Scheme has not become Effective by the Restructuring Long Stop Date it will Lapse.

7.	The Disposal

If the Members’ Scheme is not approved by Ordinary Shareholders at the Ordinary Share Court Meeting and the Extraordinary General Meeting, and by A Shareholders at the A Share Court Meeting or, if the Members’ Scheme is not sanctioned by the Court or for some other reason Lapses, the Restructuring will be effected through the Disposal.

Under the Business Transfer Agreement, the Company will sell the entire business of the Company, including all of its assets (except for the non-voting shares held by it in each of New British Energy and Holdings plc) and shares in its subsidiaries, to Holdings plc as a going concern. In consideration for such sale Holdings plc will perform the outstanding obligations under all of the Company’s contracts and will satisfy or discharge all its liabilities. The Company’s balance sheet liabilities, in accordance with the Company’s unaudited results for the three months ended 30 June 2004, are set out in paragraph 8 of the Chairman’s letter in Part I of this document. If the benefit of any of the contracts can be assigned by the Company without any person’s consent, then the Business Transfer Agreement will constitute an assignment by the Company of the relevant contracts but if a contract cannot so be assigned, until the consent is obtained or a novation is achieved, the Company will hold the relevant contract and all benefits thereunder as trustee for Holdings plc and will upon receipt of any monies, goods, services or benefits account for and pay or deliver the same to the Buyer. Holdings plc will indemnify the Company against each loss, liability, cost and expense which the Company may suffer in connection with the liabilities assumed by Holdings plc or arising from the ownership or operation of the Business.

The Business Transfer Agreement will become effective only if the Members’ Scheme is not approved by the relevant Shareholders or otherwise Lapses. Completion of the sale of the Business under the Business Transfer Agreement will take place immediately after the Creditors’ Scheme has become Effective. If the Business Transfer Agreement has not been completed by the Restructuring Long Stop Date, then it will automatically terminate. The Business Transfer Agreement is summarised in paragraph 8 of Part V of this document.

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The Disposal would, if the British Energy Shares were listed at the time of such Disposal, constitute a “Class 1” transaction for the purposes of the Listing Rules requiring shareholder approval. The British Energy Shares are no longer listed on the Official List but the Company is, nonetheless, seeking the approval of Ordinary Shareholders at the Extraordinary General Meeting which has been convened for 12 noon on 22 December 2004 at the Murrayfield Stadium Conference Centre, Edinburgh EH12 5PJ. However, if this approval is not obtained the Creditor Restructuring Agreement requires the Company to proceed with the Disposal without shareholder approval.

A Shareholders are entitled to attend and vote at general meetings of the Company only if their preferential dividend has remained unpaid for six months or more from the date on which such payment is due. No A Share preferential dividend was due in August 2003 or August 2004 because the Company had no profits available for distribution. Consequently, A Shareholders are not entitled to attend and vote on either of the resolutions proposed at the Extraordinary General Meeting, including the Disposal Resolution.

If the Members’ Scheme is not approved and the Company proceeds with the Disposal (either with or without Ordinary Shareholder approval), Shareholders will remain holders of British Energy Shares which will be unlisted securities. Following the Disposal, the Company will cease to beneficially own any assets (including shares in subsidiary companies) as these will have been transferred to Holdings plc and the British Energy Shares will, therefore, be unlisted shares in an empty shell company with no value. In due course the Company will be wound up or struck off the register on a solvent basis and there will be no further return to Shareholders.

8.	What Shareholders will receive

The issued share capital of the Company includes Ordinary Shares and A Shares. The A Shares, in certain circumstances, have preferential rights on a liquidation over the Ordinary Shares. Since Shareholders would be highly unlikely to receive any return in a liquidation, the Company believes (and has agreed in the Creditor Restructuring Agreement), that the theoretical preferential rights of the A Shareholders on a liquidation should be disregarded for the purposes of allocating consideration between the A Shareholders and the Ordinary Shareholders. Accordingly, since each class of Shareholder will be required to vote to approve the Members’ Scheme, if the Members’ Scheme becomes Effective, any New Shares and/or Warrants offered to Scheme Shareholders will be allocated between A Shareholders and Ordinary Shareholders pro rata to shares outstanding. Similarly, if the Members’ Scheme does not become Effective but the Diposal Resolution is passed, the Warrants to which Shareholders would be entitled will be allocated between Ordinary Shareholders and A Shareholders on the same basis. The A Shareholders who hold approximately 81 million A shares will, therefore, receive approximately 11.5 per cent. of the total allocation to Shareholders and the Ordinary Shareholders who hold approximately 621 million Ordinary Shares will receive approximately 88.5 per cent. of the total allocation to Shareholders.

Members’ Scheme

If the Members’ Scheme becomes Effective, in consideration of the cancellation of the Scheme Shares and the compromise, full and final discharge, satisfaction and cancellation of part of the liabilities owed by New British Energy to the Significant Creditors and the Eggborough Banks, and the Bondholders and RBS under the Creditor Restructuring Agreement and the Creditors’ Scheme respectively, Scheme Shareholders will, subject to certain restrictions relating to overseas Shareholders, be entitled to receive:

for every 50 Scheme Ordinary Shares	1.0 New Share and 2.1 Warrants

for every 50 Scheme A Shares	1.0 New Share and 2.1 Warrants

in respect of Scheme Shares held at the Scheme Record Time.

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If the resulting number of New Shares and Warrants allocated to a Scheme Shareholder is not a whole number, the number of New Shares and Warrants receivable by a Scheme Shareholder will be rounded down to the nearest whole number. Fractional entitlements for New Shares and Warrants will not be issued to Scheme Shareholders or on their behalf. Instead, fractional entitlements for New Shares will be aggregated and sold in the market and the net proceeds will be distributed pro rata to the Scheme Shareholders entitled thereto. Consequently, any Scheme Shareholder entitled to less than one New Share under the Members’ Scheme will only be entitled to the net proceeds of his or her fractional entitlements. Fractional entitlements to Warrants will not be sold in the market and consequently Scheme Shareholders will not receive any net proceeds of sale of their fractional entitlements.

Each Scheme Shareholder will receive New Shares and Warrants under the Members’ Scheme only if he or she elects to do so by completing a Form of Election. In addition, every Scheme Shareholder shall be deemed to have elected to have the Warrants allotted to him or her pursuant to the Members’ Scheme, if the Company is advised that the Share Price is less than the Subscription Price. If a Scheme Shareholder does not make a valid Shareholder Election or Deemed Election, the relevant New Shares and Warrants will be sold in the market at the best price reasonably obtainable in the market and the net proceeds (if any) will be remitted to the relevant Scheme Shareholder. In considering whether to make a Shareholder Election, Scheme Shareholders should bear in mind the expense involved in transactions in small numbers of securities. It is generally the case that stockbrokers’ minimum commissions are around £10 to £25.

A Shareholder Election or a Deemed Election will not be valid and a Scheme Shareholder will not be entitled to receive New Shares and Warrants if he or she is a Restricted Overseas Person. In such event, the relevant New Shares will be sold in the market at the best price obtainable with the net proceeds remitted to the relevant holder. The relevant Warrants will either: (i) be sold in the market at the best price reasonably obtainable in the market and the net proceeds (if any) remitted to the relevant holder; or (ii) exercised and the resulting New Share sold in the market at the best price reasonably obtainable in the market and the net proceeds (if any) remitted to the relevant holder.

The New Shares to which the Scheme Shareholders will be entitled under the Members’ Scheme will, in aggregate, represent 2.5 per cent. of the issued share capital of New British Energy immediately following the implementation of the Restructuring. The New Shares are ordinary shares in New British Energy having the rights attaching to them which are set out in the summary of the articles of association of New British Energy in Part X of the Prospectus: “Additional information”.

Each Warrant will entitle the holder to subscribe 98p for one New Share. The Warrants will, in aggregate, entitle the Shareholders to subscribe for New Shares equal to 5 per cent. of New British Energy’s thereby diluted issued ordinary capital immediately following implementation of the Restructuring (excluding the impact of the Employee Options and conversion of the NLF Cash Sweep Payment referred to in paragraph 3 above) for a total subscription price of £28.95 million. The terms and conditions of the Warrants are set out in Part VIII of the Prospectus: “Conditions of the Warrants”.

Disposal with Ordinary Shareholder approval

If the Members’ Scheme is not approved by the requisite majorities of Shareholders, is not sanctioned by the Court or otherwise Lapses but Ordinary Shareholders approve the Disposal Resolution at the EGM, then following completion of the Restructuring,

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Shareholders will, subject to certain restrictions relating to overseas Shareholders, be entitled to receive:

for every 50 Ordinary Shares	2.1 Warrants

for every 50 A Shares	2.1 Warrants

in respect of British Energy Shares held at the Disposal Record Time.

If the resulting number of Warrants allocated to a Shareholder is not a whole number, the number of Warrants receivable by a Shareholder will be rounded down to the nearest whole number. Fractional entitlements for Warrants will not be issued to Shareholders and will not be sold in the market. Consequently, Shareholders will not receive any net proceeds of sale of their fractional entitlements.

Each Shareholder will receive Warrants under the Disposal only if he or she elects to do so by completing a Form of Election. In addition, every Shareholder shall be deemed to have elected to have the Warrants allotted to him or her if the Company or New British Energy is advised that the average price which could reasonably be expected to be obtained for the sale of the New Share arising on the exercise of the Warrant to be sold is less than the Subscription Price. If a Shareholder does not make a valid Shareholder Election or Deemed Election, the relevant Warrants (or New Shares arising on the exercise of such Warrants) will be sold in the market at the best price reasonably obtainable in the market and the net proceeds (if any) will be remitted to the relevant Shareholder. In considering whether to make a Shareholder Election, Shareholders should bear in mind the expense involved in transactions in small numbers of securities. It is generally the case that stockbrokers’ minimum commissions are around £10 to £25.

A Shareholder Election or a Deemed Election will not be valid and a Shareholder will not be entitled to receive Warrants if he or she is a Restricted Overseas Person. In such event, the relevant Warrants will either: (i) be sold in the market at the best price reasonably obtainable in the market and the net proceeds (if any) remitted to the relevant holder; or (ii) exercised and the resulting New Share sold in the market at the best price reasonably obtainable in the market and the net proceeds (if any) remitted to the relevant holder.

Each Warrant will entitle the holder to subscribe 98p for one New Share. The Warrants will, in aggregate, entitle the Shareholders to subscribe for New Shares equal to 5 per cent. of New British Energy’s thereby diluted issued ordinary capital immediately following implementation of the Restructuring (excluding the impact of the Warrants, Employee Options and conversion of the NLF Cash Sweep Payment referred to in paragraph 3 above) for a total subscription price of £28.95 million. The terms and conditions of the Warrants are set out in Part VIII of the Prospectus: “Conditions of the Warrants”.

Disposal without Ordinary Shareholder approval

If: (i) the Members’ Scheme is not approved by the requisite majorities of Shareholders, is not sanctioned by the Court or otherwise Lapses; and (ii) the Ordinary Shareholders do not approve the Disposal Resolution at the EGM, then Shareholders will not receive any New Shares or Warrants.

9.	Conditions to completion of the Restructuring

The implementation of the Restructuring is subject to three stages of conditionality, namely:

(a)	conditions which had to be satisfied prior to the proposal of the Creditors’ Scheme to the Bond Trustees and RBS and the proposal of the Members’ Scheme to Shareholders (the Initial Conditions);

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(b)	subsequent to the satisfaction of the Initial Conditions, conditions which need to be satisfied before the necessary steps may be taken to make the Creditors’ Scheme Effective and, if the Members’ Scheme is approved by Shareholders and sanctioned by the Court, before the necessary steps may be taken to make the Members’ Scheme Effective (the Filing Conditions); and

(c)	the Creditors’ Scheme becoming Effective and, unless the Members’ Scheme has Lapsed, the Members’ Scheme becoming Effective.

As mentioned above, the Initial Conditions have been satisfied. The Filing Conditions include, amongst other things, the Secretary of State not having determined and notified British Energy in writing that, in her opinion, the New British Energy Group will not be viable in all reasonable foreseeable conditions without access to additional financing (other than financing which the Secretary of State is satisfied has been committed and will continue to be available when required).

In addition to the above conditions, the Restructuring will not be implemented if either of the Creditor Restructuring Agreement or the Government Restructuring Agreement is terminated in accordance with its terms. In such circumstances the standstill arrangements, which restrict the Creditors from taking any steps to initiate insolvency proceedings or demand or accelerate any amounts due and payable to them by any member of the British Energy Group, would also terminate. Both the Creditor Restructuring Agreement and the Government Restructuring Agreement will automatically terminate if British Energy receives a valid notice from the relevant parties, prior to the Creditors’ Scheme (and if relevant, the Members’ Scheme) being made Effective, terminating such agreement on the basis that there is a continuing Material Adverse Change.

Also, unless otherwise agreed by the Creditors, the Secretary of State and British Energy, the Creditor Restructuring Agreement, the Government Restructuring Agreement and the standstill under the amended terms and conditions of the existing Bonds will automatically terminate (and consequently the Restructuring will not be implemented) if the Creditors’ Scheme has not become Effective by the Restructuring Long Stop Date, that is, 31 January 2005, which date may be extended subject to the agreement of British Energy, BNFL, the Secretary of State and certain majorities of relevant Creditors and, in relation to the standstill of the existing Bonds, a written resolution of holders of each of the series of existing Bonds. The Company has decided it is prudent to seek an extension to the present Restructuring Long Stop Date of 31 January 2005 but there can be no assurance that the requisite parties will agree an extension (see paragraph 4 of the Chairman’s Letter in Part I of this document).

Admission is conditional upon the Restructuring being implemented. The Filing Conditions, the Restructuring Condition and the termination events are described in more detail below in Part IV.

10.	New British Energy reduction of capital

The New British Energy Reduction is intended to eliminate the deficit (if any) in the distributable reserves of New British Energy which may arise as a result of the Restructuring and to provide some distributable reserves for New British Energy to pay dividends to shareholders in the future, subject to the dividend policy of New British Energy outlined in paragraph 10 of the Chairman’s letter in Part I of this document.

Under the New British Energy Reduction, following the Restructuring Effective Date the share premium account of New British Energy will be eliminated and the resulting reserve will, subject to confirmation by the Court, be transferred to New British Energy’s profit and loss account. The amount (if any) by which the reserve arising on the New British Energy Reduction exceeds the deficit in the distributable reserves of New British Energy will be available for distribution by New British Energy once all New British Energy’s creditors at the time of the New British Energy Reduction have been discharged or have consented to

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the New British Energy Reduction. The Directors expect that there will be no material creditors of New British Energy at the time of the New British Energy Reduction.

The New British Energy Reduction will be carried out under section 135 of the Act and is subject, amongst other things, to confirmation by the Court and a copy of the Court order being filed with and registered by the Companies Registrar. The New British Energy Reduction process will be commenced before the Restructuring Effective Date. Although the New British Energy Reduction will require certain resolutions to be passed at an extraordinary general meeting of New British Energy, such resolutions will be voted on by the Initial Shareholder of New British Energy prior to the Restructuring Effective Date. Accordingly, the Initial Shareholder will be the only shareholder entitled to vote on such resolutions. The Court hearing to confirm the New British Energy Reduction will, however, be held after the Restructuring Effective Date.

[INTENTIONALLY LEFT BLANK]

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11.	The New British Energy Group

Group structure

The diagrams below show a simplified structure of the Group immediately before and immediately after implementation of the Restructuring. Diagrams (ii), (iii) and (iv) show the different shareholdings in the New British Energy Group following implementation of the Restructuring depending on whether the Restructuring is effected through the Members’ Scheme, the Disposal with Ordinary Shareholder approval or the Disposal without such approval.

Notes:

1.	Following Admission, the Secretary of State and the Secretary of State for Scotland will jointly hold a Special Share in New British Energy and in Holdings plc and they will continue to jointly hold a Special Share in the Company. The Secretary of State will continue to hold a Special Share in BEG and the Secretary of State for Scotland will continue to hold a Special Share in BEG UK. In addition, if the NLF converts its entitlement to the NLF Cash Sweep Payment it will hold Convertible Shares in New British Energy.
2.	After the Disposal the British Energy Shares will be unlisted and have no value.

3.	The operating companies include, amongst others, BEG, BEG UK, EPL, EPHL and BEPET.

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As explained above, if the Members’ Scheme is not approved or otherwise Lapses, the Restructuring will be effected through the Disposal (diagrams (iii) or (iv) above) and accordingly, British Energy will be an empty shell company. In this case, the British Energy Shares which will continue to be held by Shareholders will be valueless.

Shareholdings following implementation of the Restructuring

Immediately following Admission, New British Energy’s authorised share capital will be divided into 2,800,000,000 New Shares (which are ordinary shares of 10p each), 2,000,000,000 Convertible Shares, 50,000 non-voting ordinary shares of £1 each and one Special Share of which approximately 561,016,553 New Shares, the Special Share and 50,000 non-voting ordinary shares will be in issue and fully paid. The interests in New Shares of the Directors and persons (not being Directors) which, directly or indirectly, amount to 3 per cent. or more of New British Energy’s issued share capital as expected immediately following Admission are set out in paragraph 5 of Part V of this document.

Of the unissued share capital, 2,029,527,187 New Shares will be reserved for issue on exercise of the Warrants (if the Restructuring is effected through the Members’ Scheme or the Disposal with Ordinary Shareholder approval) and conversion of the Convertible Shares.

Limitations on shareholdings

The articles of association of New British Energy contain provisions in relation to limitations on shareholdings which require the New British Energy board of directors to give notice to the holder of New British Energy’s Special Share if, to the knowledge of the board, any person (not being a specifically permitted person) has, or appears to the board to have, an interest in New British Energy’s shares which carry 15 per cent. or more of the total votes attaching to its relevant share capital (referred to as a Relevant Person). If the holder of the Special Share gives notice to the board that ownership or control of such relevant shares by the Relevant Person would be contrary to the interests of national security, the board must notify the Relevant Person and call for a disposal of such number of relevant shares as will cause the Relevant Person to cease to be a Relevant Person to be made within 21 days (referred to as a Required Disposal).

After the giving of such a notice no transfer of any of the relevant shares held by the Relevant Person (other than a Required Disposal) may be made or registered until either the notice is withdrawn or a Required Disposal has been made to the satisfaction of the board of directors of New British Energy and registered. If that notice is not complied with to the satisfaction of the board and has not been withdrawn, the board must, so far as it is able, effect a Required Disposal on such terms as it decides, based upon advice obtained by it for the purpose and being reasonably practicable having regard to all the circumstances.

A registered holder on whom a valid notice referred to above has been served is not entitled in respect of all the relevant shares, until that notice has been complied with to the satisfaction of the board or withdrawn, to attend or vote at any general meeting of New British Energy or meeting of the holders of a class of shares and those rights will vest in the chairman of the meeting who may act entirely at his discretion.

These provisions will remain in force until the date of redemption of the Special Share. Further details of the provisions on the limitations on shareholdings are set out in the summary of the articles of association of New British Energy in paragraph 3 of Part X of the Prospectus: “Additional information”.

Special Share

Following Admission, the Secretary of State and the Secretary of State for Scotland will jointly hold a Special Share in New British Energy and in Holdings plc and they will

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continue to jointly hold a Special Share in the Company. The Secretary of State will continue to hold a Special Share in BEG and the Secretary of State for Scotland will continue to hold a Special Share in BEG UK. Each such Special Share may only be held by a Minister of the Crown or other person acting on behalf of the Government, and does not carry any rights to vote at general meetings, but entitles the holder to attend and speak at such meetings. Each Special Share is redeemable at the option of the holder after consultation with the relevant company at any time after 30 September 2006.

The provisions relating to the Special Share in the articles of association of New British Energy, Holdings plc, British Energy, BEG UK and BEG and the provisions relating to limitations on shareholdings in the articles of association of New British Energy may not be amended or removed without the consent of the holder of the relevant Special Share.

In addition, consent of the holder of the relevant Special Share will be required (and may only be withheld in these cases if, in the holder’s opinion, the matter in question would be contrary to the interests of national security) in relation to:

(a)	certain amendments to the articles of association of Holdings plc, British Energy, BEG UK or BEG which would enable the board of directors of Holdings plc, British Energy, BEG UK or BEG to issue any shares (other than to certain Group companies) without the consent in writing of the relevant holder of the Special Share (such consent only to be withheld if in the relevant holder’s opinion such issue would be contrary to the interests of national security); or

(b)	the giving by New British Energy, Holdings plc, British Energy or BEG UK (as appropriate) of any consent or agreement to any issue of shares in Holdings plc, British Energy, BEG UK or BEG (other than to certain other Group companies); or

(c)	a disposal by New British Energy, Holdings plc, British Energy and BEG UK of the shares held (directly or indirectly) by the relevant company in Holdings plc, British Energy, BEG UK or BEG; or

(d)	a disposal by BEG or BEG UK of any of their respective nuclear power stations.

Further details of the rights attaching to the Special Share in New British Energy are set out in the summary of the articles of association of New British Energy in paragraph 3 of Part X of the Prospectus: “Additional information”.

Convertible Shares

The entitlement of the NLF to the NLF Cash Sweep Payment is convertible into Convertible Shares equal to the NLF Cash Sweep Payment percentage prevailing at the time of conversion. On a full conversion the NLF would, therefore, hold up to 65 per cent. of the thereby enlarged equity share capital of New British Energy. The terms of the Convertible Shares will limit the general voting rights attaching to such shares to the maximum amount of shares as can be held without triggering a mandatory offer under the Takover Code, being currently 29.9 per cent. of the voting rights in New British Energy (and, for this purpose, taking into account the voting rights attributable to any other New Shares held or acquired by any person acting in concert with the NLF).

The Convertible Shares will convert into New Shares automatically on their transfer to a third party by the NLF but are not convertible at the election of the NLF prior to such transfer. Apart from the limitations on voting rights and their convertibility into New Shares, the Convertible Shares shall have the same rights, be subject to the same restrictions and rank pari passu with the New Shares in all respects. Further details of the rights attaching to the Convertible Shares are set out in paragraph 4 of Part X of the Prospectus: “Additional information”.

The NLF will, subject to the restrictions on the disposal of Convertible Shares issued pursuant to the exercise of the NLF Conversion Right set out in the Contribution

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Agreement, comply with any directions given to it by the Secretary of State in relation to the exercise of the NLF Conversion Right and the retention or disposal of any shares in New British Energy resulting from such conversion. The NLF will not take any action to exercise the NLF Conversion Right or dispose of any shares in the Company before receiving such directions.

During the six month period immediately following the implementation of the Restructuring, the Secretary of State will not direct the NLF to exercise the NLF Conversion Right or to dispose of any shares in New British Energy, unless: (i) a person (or persons acting jointly by agreement, understanding or arrangement, whether or not legally binding) has acquired or proposed the acquisition of 14.9 per cent. or more of the voting rights or equity share capital of New British Energy; (ii) New British Energy or any other New British Energy Group company commits a material breach or persistent breaches of any of the covenants or any other material provision set out in the Nuclear Liabilities Agreements or any of the covenants set out in the Trust Deed constituting the New Bonds; (iii) a Default Event (as defined in the NLFA) has occurred; (iv) an Event of Default occurs under the terms of the New Bonds; (v) actions taken or proposed by any person in respect of a member of the New British Energy Group (and not expressly contemplated by any of the Nuclear Liabilities Agreements) will or may, in the opinion of the Secretary of State, have an adverse effect on the interests of the Secretary of State or the NLF; or (vi) the exercise or disposal is required by law or by the rules of any regulatory body.

The Secretary of State has no current intention to direct the NLF to exercise the NLF Conversion Right following the expiry of the six month period referred to above but reserves the right to do so. The Secretary of State intends to ensure that, prior to the giving of any direction to the NLF to exercise the NLF Conversion Right or to dispose of the shares issued pursuant to such exercise, she (and/or the NLF at her direction) would take financial advice and would take such advice into account as to the market impact of the conversion or disposal (including the desirability of avoiding multiple sales of small amounts of shares). The Secretary of State has confirmed to New British Energy that she does not currently intend to change the investment policy as regards the matters described above.

12.	Business Strategy

A detailed description of the business strategy of the Group post-restructuring is provided in Part III of the Prospectus: ‘‘Operating and financial review and prospects”.

13.	Overseas Shareholders

Overseas Shareholders generally – Members’ Scheme and Disposal

The provisions of the Members’ Scheme, and the issue and allottment of Warrants to Shareholders if the Members’ Scheme does not become Effective but the Disposal Resolution is passed are subject to any prohibition or condition imposed by law. Each Scheme Shareholder will only receive New Shares and Warrants if the Members’ Scheme becomes Effective and each Shareholder will only receive Warrants if the Members’ Scheme does not become Effective but the Disposal Resolution is passed, if he or she makes a valid Shareholder Election or Deemed Election.

A Shareholder Election or a Deemed Election will not be valid if such electing Scheme Shareholder or Shareholder (as appropriate) is a Restricted Overseas Person. In this case, the relevant New Shares to which such Scheme Shareholder would be entitled will be allotted to a person determined by New British Energy on terms that such person shall sell such New Shares in the market as soon as possible after the Restructuring Effective Date at the best price which can reasonably be obtained in the market at the time of sale. The net proceeds of such sale (if any), after the deduction of all expenses and commission, including any value added tax payable thereon, will be remitted by sending a cheque to

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such Scheme Shareholder or as he or she may direct by post within 14 days following completion of such sale. The relevant Warrants will be issued to a person determined by New British Energy on terms that such person shall either:

(a)	sell the Warrants in the market at the best price which can reasonably be obtained in the market at the time of sale; or

(b)	exercise the Warrants and shall sell the resulting New Shares in the market at the best price which can reasonably be obtained in the market at the time of sale.

The net proceeds of such sale (if any), after the deduction of all expenses and commission, including any value added tax payable thereon (and, if any Warrants are exercised, after deduction of the aggregate Subscription Price for such Warrants), will be remitted by sending a cheque to such Scheme Shareholder or Shareholder (as appropriate) or as he or she may direct by post within 14 days following completion of such sale. In the absence of bad faith or wilful default, neither New British Energy, its directors and officers nor the person selling the New Shares and/or Warrants shall have any liability for any loss or damage arising as a result of the timing or terms of such sale or exercise.

Overseas Shareholders should consult their own legal and tax advisers with respect to legal and tax consequences of the Members’ Scheme and the Disposal in their particular circumstances. This document has been prepared for the purposes of complying with English and Scottish law and the rules of the UKLA and information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of any jurisdiction outside the UK.

US Securities laws – Members’ Scheme

The New Shares and Warrants to be issued to Scheme Shareholders under the Members’ Scheme have not been and will not be registered under the Securities Act or the securities laws of any state of the US and will be distributed pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act, including the exemption provided by Section 3(a)(10) thereof.

In order to qualify for the exemption from the registration requirements of the Securities Act provided by section 3(a)(10) in relation to the issue of the New Shares and Warrants, there must be a hearing on the fairness of the Members’ Scheme to the relevant Shareholders, which all Shareholders are entitled to attend in person or by proxy to oppose the sanctioning of the Members’ Scheme, and with respect to which notification will be given to all Shareholders. New British Energy and Holdings plc intend to rely on the Court hearings to sanction the Members’ Scheme for this purpose and will advise the Court that this is their intention in advance of or at the sanction hearing. Any Shareholder wishing to attend or be represented at the Court hearing will require to have lodged answers in advance thereof as detailed in paragraph 6 above.

US Securities laws – Disposal

Warrants to be issued to Shareholders if the Disposal Resolution is passed at the Extraordinary General Meeting have not been and will not be registered under the Securities Act and will only be issued pursuant to an exemption from or in a transaction not subject to the registration requirements of the Securities Act, including the exemptions provided by Section 4 (2) of the Securities Act and by Regulation S thereunder.

US Securities laws – Exercise of Warrants

New Shares to be issued upon exercise of Warrants have not been and will not be registered under the Securities Act. Accordingly, Shareholders will be issued New Shares upon the exercise of such Warrants only if they certify, to the satisfaction of the Company, that they are either: (a) “accredited investors” as such term is defined in Rule 501 (a) of the Securities Act; or (b) not a US person (as defined in Regulation S under the Securities Act).

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Any New Shares to be issued upon the exercise of Warrants allotted to any Shareholder who cannot make the foregoing certifications to the satisfaction of the Company will be sold in the market at the best price reasonably obtainable with the net proceeds remitted to the relevant Shareholder as set out above.

Australia, Canada and Germany – Members’ Scheme and Disposal

No steps have been taken, nor will any be taken, to enable the New Shares or Warrants to be offered in compliance with the applicable securities laws of Australia, Canada or Germany and any offer or invitation in relation to the New Shares and Warrants is not available, directly or indirectly, to persons in, or with registered addresses in, Australia, Canada or Germany. This document is being sent to Shareholders with registered addresses in Australia, Canada or Germany solely in connection with the Court Meetings and the Extraordinary General Meeting. Shareholders in, or with registered addresses in, Australia, Canada or Germany will not receive any New Shares and/or Warrants under or in connection with the Restructuring.

The New Shares and Warrants which Scheme Shareholders with registered addresses in Australia, Canada or Germany would be entitled to if the Members’ Scheme becomes effective or the Warrants which Shareholders with registered addresses in Australia, Canada or Germany would be entitled to if the Members’ Scheme does not become Effective but the Disposal Resolution is duly passed, will be sold in the market at the best price which can reasonably be obtained in the market at the time of sale and the net proceeds of such sale (if any) remitted to the relevant Shareholder as described above.

14.	Shareholder Election

As outlined above, unless a Shareholder makes a valid Shareholder Election or Deemed Election, he or she will not be allotted and issued with any New Shares and/or Warrants if the Members’ Scheme becomes Effective or Warrants if the Members’ Scheme is not approved but the Disposal Resolution is passed. In the event that a Shareholder does not make a valid Shareholder Election or Deemed Election, the relevant New Shares and/or Warrants will be allotted and/or issued (as appropriate) to a person determined by New British Energy. Such person shall sell such New Shares and/or Warrants (or exercise such Warrants and sell the resulting New Shares) as soon as possible after the Restructuring Effective Date at the best price which can reasonably be obtained in the market at the time of sale, and account for the net proceeds of such sale (if any), after the deduction of all expenses and commission, including any value added tax payable thereon (and, if any Warrants are exercised, after deduction of the aggregate Subscription Price for such Warrants), by sending a cheque to such Shareholder or as he or she may direct by post within 14 days following completion of such sale. In the absence of bad faith or wilful default, neither New British Energy, its directors and officers nor the person selling the New Shares and/or Warrants shall have any liability for any loss or damage arising as a result of the timing or terms of such sale or exercise.

In order to ensure compliance with any applicable money laundering legislation, Shareholders may, in certain circumstances, be asked to verify their identity before the net proceeds of the sale of their New Shares or Warrants are remitted to them.

In considering whether to make a Shareholder Election, Shareholders should bear in mind the expense involved in transactions in small numbers of securities. It is generally the case that stockbrokers’ minimum commissions are around £10 to £25.

Shareholders who wish to receive New Shares and/or Warrants instead of the net proceeds of the sale of their entitlement must complete (a) Form(s) of Election and return it/them to the Registrars, Lloyds TSB Registrars at the address shown on the Form(s) of Election by the Election Return Time. Shareholders with registered addresses in Australia, Canada or Germany have not been sent (a) Form(s) of Election.

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15.	Directors’ interests

All of the Directors have been appointed directors of New British Energy and Holdings plc. If the Members’ Scheme becomes Effective, New British Energy and Holdings plc will be the ultimate and immediate parent company respectively of British Energy. Information on the Directors and the interests of the Directors in British Energy Shares and prospectively in New Shares and Warrants is set out in Part V of this document.

As explained in the Chairman’s letter in Part I of this document, the terms of Adrian Montague’s letters of appointment provide for the payment to him of an additional fee of £100,000 contingent upon a restructuring of the British Energy Group becoming effective and binding on all interested parties. If the Members’ Scheme becomes Effective and the Restructuring is implemented this amount will become payable to him. It is intended that following Admission, Adrian Montague’s letters of appointment will be amended to provide for 30 per cent. of his post-Admission base fee of £150,000 per annum to be settled in shares under arrangements which remain to be agreed in detail.

With effect from 1 September 2004, British Energy modified its fee structure for all non-executive Directors except Adrian Montague. In addition to the fees set out in paragraph 7 of Part X of the Prospectus: “Additional information”, each non-executive Director will receive £13,000 per annum payable in New Shares, such shares to be allocated quarterly in arrears. A non-executive Director may only sell his or her New Shares in equal tranches over the 3 years following grant subject to having been on the board of New British Energy for at least 12 months following the date of grant. Current non-executive Directors will each receive a single payment of £10,000 of New Shares as soon as possible after Admission. Any new non-executive Directors joining the board of New British Energy after this time will also receive a similar payment.

The current executive Directors who are also executive directors of New British Energy will be entitled to participate in the LT Plan and the Interim Bonus Plan once the Restructuring is implemented. Subject to the satisfaction of certain performance targets, participants in the Interim Bonus Plan may be granted a deferred bonus in respect of the financial year ending 31 March 2005 and participants in the LT Plan may be granted a deferred bonus in each financial year thereafter. Details of the LT Plan and the Interim Bonus Plan are set out in paragraph 6 of Part V of this document and in paragraph 8 of Part X of the Prospectus: “Additional information”.

Stephen Billingham’s service agreement entitles him, subject to certain conditions, to a single payment of £200,000 in June 2005 provided that he has not voluntarily left the employment of British Energy before 30 June 2005 or has received notice of termination before that date. In the event that shares in New British Energy are not admitted to the Official List by 31 March 2006, Stephen Billingham will receive a further payment of £400,000 during April 2006. This payment will be offset against any awards due to Stephen Billingham under any bonus/incentive plan in operation for the financial years 2006/2007 and 2007/2008.

In the event that the Restructuring does not go ahead as planned, Roy Anderson’s service agreement entitles him to participate in a broadly comparable bonus plan to the Interim Bonus Plan and LT Plan.

Paragraph 7 of Part X of the Prospectus: “Additional information” contains further details of all the Directors’ service agreements and letters of appointment.

Adrian Montague is also a director of Network Rail Infrastructure Ltd which has entered into two electricity supply agreements with BEG. If the Restructuring is implemented through the Members’ Scheme there may an event of default under these agreements which could entitle Network Rail Infrastructure Ltd to terminate.

Save as set out or referred to above, the effect of the Members’ Scheme on the interests of the Directors does not differ from its effect on the like interests of other persons.

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16.	Tax

Information concerning the taxation consequences of the Members’ Scheme and the Disposal is contained in paragraph 7 of Part V of this document and information concerning the taxation consequences of holding the New Shares and/or the Warrants is set out in paragraph 12 of Part X of the Prospectus: “Additional information”. Shareholders who may be liable to taxation in jurisdictions other than the UK or the US or who are in any doubt as to the taxation consequences of the Members’ Scheme or the Disposal should seek advice from their own independent professional advisers.

17.	Risk factors

There are a number of risks related to the implementation of the Restructuring or a delay in implementing the Restructuring as well as operating risks related to the business of the Group and risks related to ownership of the New Shares and Warrants. Part III of this document and Part II of the Prospectus: “Risk factors” contain further detail in relation to such risks. All information contained in this document should be read in conjunction with the risk factors outlined.

18.	Settlement, listing of New Shares and Warrants and cancellation of listings of British Energy Shares

Cancellation of listings

On 23 September 2004, the Company sent Shareholders a letter notifying them, in accordance with the Company’s obligations under the Listing Rules, that the Company intended to seek cancellation and apply for the UKLA to cancel the listing of the British Energy Shares from the Official List of the UKLA at the end of the 20 Business Day notice period, such cancellation to take immediate effect. The listings of the British Energy Shares on the Official List were cancelled by the UKLA with effect from 8.00 a.m. on 21 October 2004 and the last day of dealings in British Energy Shares on the London Stock Exchange was 20 October 2004.

Members’ Scheme

Application has been made to the UKLA for the New Shares and Warrants to be admitted to the Official List and to trading on the London Stock Exchange. It is expected that Admission of the New Shares and Warrants to the Official List will become effective and that dealings in the New Shares and Warrants will commence on the dealing day immediately following the Restructuring Effective Date.

If confirmation is not given by the UKLA that upon the allotment and issue of the New Shares, Warrants and New Bonds, Admission to the Official List will become effective or such Admission is refused, New British Energy will, in order to implement the Restructuring, be required to seek admission of the New Shares and Warrants to trading on the Alternative Investment Market of the London Stock Exchange and, in respect of the New Bonds, Holdings plc will be required to seek admission to listing on the Luxembourg Stock Exchange. In such case, the relevant documentation for such admission would be despatched to Shareholders and Creditors as required.

Once the Members’ Scheme becomes Effective, share certificates for the British Energy Shares will cease to be valid and CREST will be instructed to cancel the entitlements of the relevant Scheme Shareholders with respect to the British Energy Shares held in uncertificated form. The last date for registration of transfers of British Energy Shares is expected to be on the day immediately prior to the Restructuring Effective Date. For Shareholders who make valid Shareholder Elections and hold their shares through CREST, New Shares and Warrants are expected to be credited to CREST accounts on the dealing day immediately following the Restructuring Effective Date. Warrants in respect of Shareholders who have made a valid Deemed Election will be credited to CREST accounts within 14 days of the Restructuring Effective Date.

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For those holding shares in certificated form, definitive certificates for New Shares and Warrants are expected to be despatched within 14 days of the Restructuring Effective Date. Pending despatch of such certificates, transfers of New Shares and Warrants will be certificated by the Registrars against the relevant register. No temporary documents of title have been or will be issued in respect of the New Shares and Warrants. Notwithstanding the above, New British Energy reserves the right to issue New Shares and Warrants in certificated form to all Scheme Shareholders who make valid Shareholder Elections or Deemed Elections (regardless of whether they hold their British Energy Shares in certificated or uncertificated form) if for any reason, it wishes to do so.

All mandates in force at the Scheme Record Time (6.00 p.m. on the Business Day immediately prior to the Restructuring Effective Date) relating to payment of dividends on British Energy Shares and all instructions given relating to notices and communications will, unless and until varied or revoked, be deemed to be effective mandates or instructions to New British Energy in relation to the corresponding holding of New Shares and Warrants.

In the case of joint holders, certificates will be despatched to the joint holder whose name appears first in the register of members of the Company or in accordance with any special instruction which such joint holders may have given. All documents, certificates, or other communications sent by or to Shareholders, or as such persons shall direct, will be sent at their own risk and will be sent by post.

ADRs

On 28 September 2004, the NYSE suspended trading in the British Energy ADRs and commenced proceedings to permanently delist British Energy ADRs from the NYSE. The NYSE announced it had taken this action in response to the Company’s announcement on 23 September 2004 of its intention to delist the Ordinary Shares and A Shares from the London Stock Exchange. The Company has appealed the NYSE’s decision to delist the ADRs. However, there can be no assurance that the Company’s appeal will be successful or that British Energy or New British Energy will meet the relevant listing criteria of the NYSE for the New ADRs.

If the Members’ Scheme becomes Effective and the Company or New British Energy satisfies the relevant listing criteria for the NYSE on or prior to Admission all British Energy ADRs will be cancelled and Shareholders who have made valid Shareholder Elections or Deemed Elections and who hold British Energy ADRs will be issued New ADRs by the ADR Depositary at a ratio of 3 New ADRs to 8 British Energy ADRs. No fractional New ADRs will be issued. If the Members’ Scheme becomes Effective but British Energy and New British Energy are unable to satisfy the listing criteria of the NYSE on or prior to Admission, holders of British Energy ADRs who have made valid Shareholder Elections or Deemed Elections will receive the New Shares and Warrants to which they would be entitled.

If the Members’ Scheme does not become Effective and the Disposal Resolution is passed, holders of British Energy ADRs who have made valid Shareholder Elections or Deemed Elections will receive the Warrants to which they are entitled. In addition, New British Energy has agreed to take all reasonable steps to the New ADRs on the NYSE at such time following Admission as it is able to satisfy the NYSE listing criteria. In such circumstances, however, New British Energy will be required to satisfy the NYSE’s listing criteria for new securities, including minimum public float and minimum shareholder eligibility requirements and may not be able to satisfy these requirements immediately after Admission.

Disposal

If the Members’ Scheme is not approved by Shareholders, or otherwise Lapses, and the Disposal Resolution is passed, New British Energy will issue Warrants to eligible Shareholders who have made valid Shareholder Elections or Deemed Elections in respect

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of the British Energy Shares held by them at the Disposal Record Time. Application has been made to the UKLA for the Warrants to be admitted to the Official List and to trading on the London Stock Exchange.

For Shareholders who have made valid Shareholder Elections or Deemed Elections and who hold their British Energy Shares through CREST, Warrants are expected to be credited to CREST accounts on the dealing day immediately following the Restructuring Effective Date. For those holding British Energy Shares in certificated form, definitive certificates for Warrants are expected to be despatched within 14 days of the Restructuring Effective Date. Pending despatch of such certificates, transfers of Warrants will be certified by the Registrars against the warrant register. No temporary documents of title have been or will be issued in respect of the Warrants. Notwithstanding the above, New British Energy reserves the right to issue Warrants in certificated form to all Shareholders who have made valid Shareholder Elections or Deemed Elections (regardless of whether they hold their British Energy Shares in certificated or uncertificated form) if for any reason, it wishes to do so.

In the case of joint holders, certificates will be despatched to the joint holder whose name appears first in the register or in accordance with any special instruction which such joint holders may have given.

19.	Meetings and resolutions

You will find set out at the end of this document, notices of the meetings which are being convened to enable Shareholders to consider and, if thought fit, to approve, the Members’ Scheme and for Ordinary Shareholders to approve the associated reduction of share capital and the Disposal. The Ordinary Share Court Meeting and the A Share Court Meeting are being convened by order of the Court to seek the approval of the holders of the Ordinary Shares and holders of the A Shares for the Members’ Scheme. The Extraordinary General Meeting of Ordinary Shareholders is being convened to enable the Directors to implement the Members’ Scheme or, if the Members’ Scheme is not approved or Lapses, to effect the Disposal.

Court Meetings

The Ordinary Share Court Meeting has been convened for 10.30 a.m. on 22 December 2004 at the Murrayfield Stadium Conference Centre, Edinburgh EH12 5PJ to enable the holders of Ordinary Shares to consider and, if thought fit, approve the Members’ Scheme. At the Ordinary Share Court Meeting, voting will be by poll and each holder of an Ordinary Share present in person or by proxy will be entitled to one vote for each Ordinary Share held. The statutory majority required to approve the Members’ Scheme at the Ordinary Share Court Meeting is a majority in number of those present and voting representing three-fourths in value of Ordinary Shares held by those present and voting. In order that the Court can be satisfied that the votes cast constitute a fair representation of the views of the holders of Ordinary Shares it is important that as many votes as possible are cast at the Ordinary Share Court Meeting. Holders of Ordinary Shares are therefore urged to take the action referred to in paragraph 20 below.

The A Share Court Meeting has been convened for 11.30 a.m. on 22 December 2004 at the Murrayfield Stadium Conference Centre, Edinburgh EH12 5PJ to enable the holders of A Shares to consider and, if thought fit, approve the Members’ Scheme. At the A Share Court Meeting, voting will be by poll and each holder of an A Share present in person or by proxy will be entitled to one vote for each A Share held. The statutory majority required to approve the Members’ Scheme at the A Share Court Meeting is a majority in number of those present and voting representing three-fourths in value of A Shares held by those present and voting. In order that the Court can be satisfied that the votes cast constitute a fair representation of the views of the holders of A Shares it is important that as many votes as possible are cast at the A Share Court Meeting. Holders of A Shares are therefore urged to take the action referred to in paragraph 20 below.

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Extraordinary General Meeting

The Extraordinary General Meeting has been convened for 12 noon on 22 December 2004 at the Murrayfield Stadium Conference Centre, Edinburgh EH12 5PJ, following the Ordinary Share Court Meeting and the A Share Court Meeting, for Ordinary Shareholders to consider and, if thought fit, pass the resolutions contained in the notice convening the meeting set out at the end of this document. For the reasons outlined in paragraph 7 above, in accordance with the Company’s articles of association, the A Shareholders will not be entitled to attend and vote on either the Members’ Scheme Resolution or the Disposal Resolution at the Extraordinary General Meeting.

The Members’ Scheme Resolution provides for:

(a)	the approval of the Members’ Scheme;

(b)	the approval of the reduction of share capital of the Company by cancelling and extinguishing the Scheme Shares and the Non-voting Deferred Shares;

(c)	subject to the approval referred to in paragraph (b) being given, increasing the authorised share capital of the Company by 44 28/43p by the creation of one new Ordinary Share of 44 28/43p in the Company;

(d)	authorising the Directors to allot the new share referred to in paragraph (c) above pursuant to sections 80 and 95 of the Act for the purposes of giving effect to the Members’ Scheme; and

(e)	capitalising and applying 44 28/43p of the reserve arising in the Company, as a result of the cancellation of the British Energy Shares, to pay up in full at par the new Ordinary Share created pursuant to paragraph (c) above and the allotment and issue of the same credited as fully paid up at par to New British Energy or its nominee and crediting the balance of the reserve arising in the Company, as a result of the cancellation of the British Energy Shares and Non-voting Deferred Shares to the profit and loss account of the Company; and

(f)	amendments to the articles of association to compulsorily transfer British Energy Shares issued to any person after the Members’ Scheme has become Effective to Holdings plc in consideration of and conditionally on the allotment and issue by Holdings plc of shares in the capital of Holdings plc to such person. (Under the articles of association of Holdings plc such shares in the capital of Holdings plc will be exchanged for such number of New Shares and Warrants as such person would have been entitled to receive under the Members’ Scheme in respect of such British Energy Shares.)

The Disposal Resolution provides for the approval of the Disposal.

The majority required for the passing of the Members’ Scheme Resolution is three-fourths of the votes cast. The majority required for the passing of the Disposal Resolution is a simple majority of the votes cast. On a show of hands every Ordinary Shareholder present in person will have one vote and on a poll each Ordinary Shareholder present in person or by proxy will have one vote for each share held.

Approval of the Members’ Scheme will not constitute approval of the Disposal. The Disposal is an alternative to the Members’ Scheme and will only be implemented in the event that the Members’ Scheme does not become Effective. The Disposal Resolution is separate from the Members’ Scheme Resolution. Consequently, Ordinary Shareholders are encouraged to vote on the Disposal Resolution irrespective of how they vote on the Members’ Scheme at the Ordinary Share Court Meeting or on the Members’ Scheme Resolution at the Extraordinary General Meeting.

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20.	Action to be taken

Holders of Ordinary Shares only

If you are an Ordinary Shareholder you will have received together with this document:

(a)	a GREEN Form of Proxy for the Ordinary Share Court Meeting (or an ORANGE form of direction if you have transferred your Ordinary Shares under the CREST Nominee Service);

(b)	a WHITE Form of Proxy for the Extraordinary General Meeting (or a PINK form of direction if you have transferred your Ordinary Shares under the CREST Nominee Service); and

(c)	a GREEN Form of Election (or a PINK Form of Election if you have transferred your Ordinary Shares under the CREST Nominee Service).

Ordinary Shareholders may vote in person at the Ordinary Share Court Meeting and at the Extraordinary General Meeting or they may appoint another person, whether a member of the Company or not, as their proxy to attend and vote in their stead. Whether or not you intend to be present at the meetings you are requested to complete and sign the Forms of Proxy and return them to the Registrars, Lloyds TSB Registrars, The Causeway, Worthing BN99 6ED, as soon as possible and in any event so as to be received no later than 48 hours before the relevant meeting.

The GREEN Form of Proxy in respect of the Ordinary Share Court Meeting may also be handed to the chairman of the Ordinary Share Court Meeting. However, in the case of the Extraordinary General Meeting, unless the WHITE Form of Proxy is lodged so as to be received at least 48 hours before the meeting, it will be invalid. The lodging of a Form of Proxy will not prevent you from attending the Ordinary Share Court Meeting or the Extraordinary General Meeting and voting in person should you wish to do so.

Ordinary Shareholders who wish to make a Shareholder Election and have New Shares and/or Warrants issued to them or their nominee, must complete the enclosed GREEN Form of Election and return it to the Registrars, Lloyds TSB Registrars at the address shown on the Form of Election by no later than the Election Return Time.

Holders of A Shares only

If you are an A Shareholder you will have received together with this document:

(a)	a BLUE Form of Proxy for the A Share Court Meeting (or a GREY form of direction if you have transferred your A Shares under the CREST Nominee Service); and

(b)	a BLUE Form of Election (or a WHITE Form of Election if you have transferred your A Shares under the CREST Nominee Service).

A Shareholders may vote in person at the A Share Court Meeting or they may appoint another person, whether a member of the Company or not, as their proxy to attend and vote in their stead. Whether or not you intend to be present at the meeting you are requested to complete and sign the BLUE Form of Proxy and return it to the Registrars, Lloyds TSB Registrars, SEA 9441, The Causeway, Worthing BN99 6ED, as soon as possible and in any event so as to be received no later than 48 hours before the meeting.

The BLUE Form of Proxy in respect of the A Share Court Meeting may also be handed to the chairman of the A Share Court Meeting. The lodging of a Form of Proxy will not prevent you from attending the A Share Court Meeting and voting in person should you wish to do so.

A Shareholders who wish to make a Shareholder Election and have New Shares and/or Warrants issued to them or their nominee, must complete the enclosed BLUE Form of Election and return it to the Registrars, Lloyds TSB Registrars at the address shown on the Form of Election by no later than the Election Return Time.

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Holders of both Ordinary Shares and A Shares

If you are an Ordinary Shareholder as well as an A Shareholder you will have received together with this document:

(a)	a GREEN Form of Proxy for the Ordinary Share Court Meeting (or an ORANGE form of direction if you have transferred your Ordinary Shares under the CREST Nominee Service);

(b)	a BLUE Form of Proxy for the A Share Court Meeting (or a GREY form of direction if you have transferred your A Shares under the CREST Nominee Service);

(c)	a WHITE Form of Proxy for the Extraordinary General Meeting (or a PINK form of direction if you have transferred your Ordinary Shares under the CREST Nominee Service);

(d)	a GREEN Form of Election (or a PINK Form of Election if you have transferred your Ordinary Shares under the CREST Nominee Service); and

(e)	a BLUE Form of Election (or a WHITE Form of Election if you have transferred your A Shares under the CREST Nominee Service).

You should take the action described in relation to the holders of Ordinary Shares above and the action described in relation to the holders of A Shares above.

Shareholders generally

In the case of joint holders, the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.

Only those Shareholders registered on the relevant register of members as at the Voting Record Time shall be entitled to attend or vote at the Court Meetings and the Extraordinary General Meeting in respect of the number of shares registered in their name as at that time. Changes to entries in the relevant register after the Voting Record Time shall be disregarded in determining the rights of any person to attend or vote at the Court Meetings and the Extraordinary General Meeting.

In considering whether to make a Shareholder Election, Shareholders should bear in mind the expense involved in transactions in small numbers of shares. It is generally the case that stockbrokers’ minimum commissions are around £10 to £25.

If you have any questions relating to the proposals described in this document or the completion and return of the Form of Proxy or Forms of Election, please contact the Company’s helpline on freephone 0800-035-0844 (or if calling from outside the UK +44 (0) 1295-225-285 (calls charged at applicable rates)), Monday to Friday 9.00 a.m. to 5.00 p.m. (UK time). The helpline cannot provide advice on the merits or otherwise of the matters described in this document, nor give any financial advice.

21.	Further information

Your attention is drawn to the Members’ Scheme which forms part of this document, the Chairman’s letter in Part I of this document, and to the information regarding the Restructuring set out in Part III and IV of this document. This document should be read in conjunction with the accompanying Prospectus.

Yours sincerely

Robert Armour

Company Secretary

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PART III

RISK FACTORS

This Part sets out the principal risk factors affecting the implementation of the Restructuring, and should be read in conjunction with the detailed risk factors relating to, inter alia, operating, industry, environmental and regulatory risks and risks related to the ownership of New Shares and Warrants set out in Part II of the Prospectus: “Risk factors” and all other information relating to the Company, New British Energy and Holdings plc contained in this document and the Prospectus. Additional risks and uncertainties not presently known to the Company, New British Energy or Holdings plc or that the Company, New British Energy or Holdings plc deem immaterial may also have a material adverse effect on the ability of the Company to implement the Restructuring in a timely manner, or at all.

(A)	Implementation of the Creditors’ Scheme

If the Company is unable to implement the Creditors’ Scheme, the Restructuring may not be completed within the timescales envisaged, or at all, and the Company may be unable to meet its financial obligations as they fall due and consequently, it may have to take appropriate insolvency proceedings. If insolvency proceedings are commenced, the distributions to unsecured creditors may represent only a small fraction of their unsecured liabilities and it is highly unlikely that there will be any return to the Company’s Shareholders.

(B)	Effectiveness of the Creditors’ Scheme requires the approval of Bondholders

In order to authorise the Bond Trustee of a series of Bonds to vote in respect of the Creditors’ Scheme at the Creditors’ Scheme Meeting, it is necessary for the Bondholders holding Bonds of such series to vote in favour of the relevant Bondholder Resolutions at the Bondholder Meetings. If, notwithstanding the fact that Consenting Bondholders have given undertakings (subject to no Material Adverse Change having occurred) to vote in favour of the Bondholder Resolutions, neither of the Bondholder Resolutions in respect of any series of Bonds are approved by Bondholders, then such Bond Trustee may not vote at the Creditors’ Scheme Meeting. If a Bond Trustee of a series of Bonds does not vote, votes against the Creditors’ Scheme or splits its vote in accordance with the second resolution at the Creditors’ Scheme Meeting, the Creditors’ Scheme may not be approved at the Creditors’ Scheme meeting by the requisite majorities in number or value notwithstanding the fact that Bond Trustees of other series of Bonds have voted in favour of the Creditors’ Scheme. If the Creditors’ Scheme is not approved at the Creditors’ Scheme Meeting, the Restructuring will fail.

(C)	Effectiveness of the Creditors’ Scheme requires the approval of Scheme Creditors

In order for the Creditors’ Scheme to become Effective, it must be approved by the Scheme Creditors as described in the Creditors’ Scheme Circular. If, notwithstanding the fact that RBS has given an undertaking (subject to no Material Adverse Change having occurred) to vote in favour of the Creditors’ Scheme at the Creditors’ Scheme Meeting, RBS does not vote in favour of the Creditors’ Scheme (whether due to a Material Adverse Change having occurred or otherwise) then this may have the effect (in conjunction with the circumstances described in paragraph (B) above) that the Creditors’ Scheme may not be approved at the Creditors’ Scheme Meeting, in which case the Creditors’ Scheme will be withdrawn and the Restructuring will not be implemented.

(D)	Even if the Scheme Creditors approve the Creditors’ Scheme, the Restructuring may be objected to and may not be completed

If the Creditors’ Scheme is approved at the Creditors’ Scheme Meeting, it is possible for a person with an interest in the Creditors’ Scheme (whether a Scheme Creditor, a

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Bondholder or another person) to lodge objections to the Creditors’ Scheme with the Court and to attend or be represented at the hearing of the Court to sanction the Creditors’ Scheme in order to make representations that the Creditors’ Scheme should not be approved and to appeal against the granting of the Creditors’ Order. Notwithstanding the fact that RBS and Consenting Bondholders have given undertakings (subject to certain conditions, including a Material Adverse Change as described above) not to attend the Court hearing other than in support of the Creditors’ Scheme there can be no assurance that such objections will not delay or possibly prevent the Restructuring.

(E)	Effectiveness of the Creditors’ Scheme requires the sanction of the Court

In order for the Creditors’ Scheme to become Effective, it must receive the sanction of the Court. The Court will not sanction the Creditors’ Scheme unless it is satisfied that the correct procedures have been followed, that the proposed arrangements are reasonable and that there are no other reasons why the Creditors’ Scheme should not be approved. The Court will appoint a Reporter to review and report on the Creditors’ Scheme. There can be no assurance that the Court will determine that the Creditors’ Scheme is reasonable or that the Court will not conclude that there are other reasons why the Creditors’ Scheme should not be approved. If the Court does not approve the Creditors’ Scheme, or approves it subject to conditions or amendments which: (i) the Company deems unacceptable; or (ii) would have (directly or indirectly) a material adverse effect on the interests of any Scheme Creditor or Bondholder and such conditions or amendments are not approved by the Scheme Creditors, the Creditors’ Scheme will not become Effective and the Restructuring will fail.

(F)	Effectiveness of the Members’ Scheme requires the approval of Scheme Shareholders and the Members’ Scheme may be objected to

In order for the Members’ Scheme to become Effective, it must be approved by the Scheme Shareholders as described in the Explanatory Statement. Even if the Scheme Shareholders approve the Members’ Scheme it is possible for a person with an interest in the Members’ Scheme (whether a Scheme Shareholder or another person) to lodge objections to the Members’ Scheme with the Court and to attend or be represented at the hearing of the Court to sanction the Members’ Scheme to make representations that the Members’ Scheme should not be approved and to appeal against the granting of the Members’ Order. There can be no assurance that such objections will not delay or possibly prevent the Members’ Scheme becoming Effective.

(G)	Effectiveness of the Members’ Scheme requires the sanction of the Court

In order for the Members’ Scheme to become Effective, it must receive the sanction of the Court. The Court will not sanction the Members’ Scheme unless it is satisfied that the correct procedures have been followed, that the proposed arrangements are reasonable and that there are no other reasons why the Members’ Scheme should not be approved. The Court will appoint a Reporter to review and report on the Members’ Scheme. There can be no assurance that the Court will determine that the Members’ Scheme is reasonable or that the Court will not conclude that there are other reasons why the Members’ Scheme should not be approved. If the Court does not approve the Members’ Scheme, Shareholders will not receive any New Shares and will only receive Warrants if the Disposal Resolution is passed at the EGM and the Creditors’ Scheme becomes Effective.

(H)	If certain timing deadlines are not satisfied, the Restructuring may not be implemented

In order for the Creditors’ Scheme to be Effective, it must receive the sanction of the Court. The timing of the Court process is at the discretion of the Court and accordingly there can be no assurance that the Court process to sanction the Creditors’ Scheme and to

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determine any appeal will be completed by the Restructuring Long Stop Date. In the event that the Creditors’ Scheme is not sanctioned or is appealed and cannot be made Effective by the Restructuring Long Stop Date (subject to any extensions as may be agreed), the Creditor Restructuring Agreement will automatically terminate, undertakings given by certain Creditors pursuant to the Creditor Restructuring Agreement will terminate and the standstill period under the standstill arrangements will expire.

(I)	If certain timing deadlines are not satisfied, the Members’ Scheme may not become Effective in which case Shareholders will not receive any New Shares

In order for the Members’ Scheme to become Effective, it must receive the sanction of the Court. The timing of the Court process is at the discretion of the Court and accordingly there can be no assurance that the Court process to sanction the Members’ Scheme and to determine any appeal will be completed by the Restructuring Long Stop Date. In the event that the Members’ Scheme is not sanctioned or is sanctioned but appealed and the Company, acting reasonably, decides that the Members’ Scheme is not capable of becoming Effective in accordance with its terms before the Restructuring Long Stop Date (subject to any extensions as may be agreed) the Members’ Scheme will Lapse and will not be made Effective. In this case, even if the Members’ Scheme had been approved by Shareholders, Shareholders will not receive any New Shares and will only receive Warrants if the Disposal Resolution is passed at the EGM and the Creditors’ Scheme becomes Effective.

(J)	Completion of the Restructuring is subject to a number of important conditions and termination events

Completion of the Restructuring is subject to a number of important conditions, including the Filing Conditions and the Restructuring Condition over which the Company, New British Energy or Holdings plc have only limited control. If the Filing Conditions are not satisfied, British Energy will not be entitled to make the Creditors’ Scheme Effective by delivering the Creditors’ Order to the Companies Registrar even if the Creditors’ Scheme has been approved by Scheme Creditors and sanctioned by the Court. If the Creditors’ Scheme cannot be delivered to the Companies Registrar or the Creditors’ Scheme does not become Effective for some other reason, the Restructuring Condition will not be satisfied and the Restructuring will not be implemented.

In addition, the Restructuring will not be implemented if the Creditor Restructuring Agreement, the Government Restructuring Agreement, the Bondholder Restructuring Agreement, the New Standstill Agreement or the standstill arrangements for the existing Bonds terminate on the occurrence of any of the relevant termination events set out in Part IV of this document. If these agreements or arrangements terminate, the standstill arrangements, which restrict the Creditors from taking any steps to initiate insolvency proceedings or demand or accelerate any amounts due and payable to them by any member of the British Energy Group, would also terminate.

If the current standstill arrangements are terminated and a replacement standstill cannot be agreed with Creditors shortly thereafter, the Company would be unable to meet its financial obligations as they fall due and consequently it may have to take appropriate insolvency proceedings. If the Company does commence insolvency proceedings, the distributions to unsecured creditors may represent only a small fraction of their unsecured liabilities and there is highly unlikely to be any return to Shareholders.

For additional information on the conditions to completion of the Restructuring and the termination events see Part IV of this document.

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PART IV

CONDITIONS AND TERMINATION

1.	Overview

The implementation of the Restructuring is subject to three stages of conditionality, namely:

•	conditions which need to be satisfied before the Creditors’ Scheme and the Members’ Scheme can be proposed to the Bond Trustees and RBS, and Shareholders, respectively (the Initial Conditions);

•	subsequent to the satisfaction of the Initial Conditions, conditions, which need to be satisfied before the Creditors’ Order and, if the Members’ Scheme is approved and sanctioned by the Court, the Members’ Order, is filed with the Companies Registrar for registration (the Filing Conditions); and

•	the Creditors’ Scheme becoming Effective and, unless the Members’ Scheme has Lapsed, the Members’ Scheme becoming Effective (the Restructuring Condition).

In addition to the above conditions, the Restructuring arrangements may be terminated on the occurrence of certain termination events. Also, unless otherwise agreed by the Creditors, the Secretary of State and the Company, the Creditor Restructuring Agreement and the Government Restructuring Agreement will automatically terminate (and consequently, the Restructuring will not be implemented) if the Creditors’ Scheme has not become Effective by the Restructuring Long Stop Date. The Filing Conditions, the Restructuring Condition and the Termination Events are described in greater detail below.

As mentioned above, the Initial Conditions have been satisfied. If the Filing Conditions or the Restructuring Condition are not satisfied by the Restructuring Long Stop Date and/or the right to terminate the Restructuring arrangements on the occurrence of a Termination Event are exercised, the Restructuring will not be implemented and the Company may need to commence insolvency proceedings. The Company has decided it is prudent to seek an extension to the present Restructuring Long Stop Date of 31 January 2005, but there can be no assurance that the requisite parties will agree an extension (see paragraph 4 of the Chairman’s letter in Part I of this document).

2.	Filing Conditions

The Company has undertaken, under the terms of the Creditor Restructuring Agreement and the Government Restructuring Agreement to: (i) notify the Creditors of the date on which it intends to file the Creditors’ Order with the Companies Registrar; and (ii) not to deliver the Creditors’ Order to the Companies Registrar for registration in certain prescribed circumstances. These circumstances include:

(a)	if the Company receives a notice from the requisite majority of Creditors (excluding BNFL) or the Secretary of State terminating the Creditor Restructuring Agreement on the basis that there is a continuing Material Adverse Change prevailing as at the Notified Filing Date;

(b)	if before the Notified Filing Date, the requisite majority of Creditors (excluding BNFL) or the Secretary of State has validly notified the Company that there has been a material breach of the undertakings, covenants and warranties given by any Group Company in the Creditor Restructuring Agreement or if there would be a material breach of such undertakings, covenants and warranties if they were repeated on the Notified Filing Date;

(c)

if confirmation has not been given by the UKLA that upon allotment and issue of the New Shares and New Bonds Admission to the Official List will become effective or, in the alternative where such Admission is refused or is impractical, confirmation has not been given of the admission of the New Shares to the

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Alternative Investment Market of the London Stock Exchange and the listing of the New Bonds to the Luxembourg Stock Exchange;

(d)	if any valuation of shares issued for non-cash consideration as a result of the Restructuring has not been obtained by the relevant issuer in accordance with section 103 of the Companies Act;

(e)	if pursuant to the Government Restructuring Agreement, the Nuclear Liabilities Agreements have not been entered into or will not become effective in accordance with their terms immediately after the delivery of the Creditors’ Order to the Companies Registrar for registration (see below for a summary of the further conditions to the Nuclear Liabilities Agreements);

(f)	unless, in circumstances where the Members’ Scheme has not Lapsed, the Members’ Order is delivered to the Companies Registrar for registration at the same time as the Creditors’ Order is delivered;

(g)	if the New EPL Arrangements remain subject to any outstanding conditions precedent where the parties have not agreed to treat the New EPL Arrangements as wholly unconditional (other than in respect of the Restructuring Condition);

(h)	unless the security interests created under certain intra-group funding arrangements have been discharged;

(i)	unless, save as otherwise agreed by the Secretary of State and the Creditors (excluding BNFL), the Government Facility has been cancelled and the security interests created under it have been discharged or will be cancelled and discharged on the delivery of the Creditors’ Order to the Companies Registrar for registration;

(j)	unless, in circumstances where the Members’ Scheme is not approved or has Lapsed and the Disposal Resolution has not been passed, the British Energy Shares have been delisted or will be delisted when the Creditors’ Order is delivered to the Companies Registrar for registration; and

(k)	if EPL is in breach of any representation or warranty in the Amended Credit Agreement amounting to an event of default (as defined) and which has not been waived and is not capable of being cured in accordance with that agreement.

3.	Restructuring Condition

Under the terms of the Creditor Restructuring Agreement the implementation of the Restructuring is conditional upon either:

(a)	the registration by the Companies Registrar of the Members’ Order and the delivery of a copy of the Creditors’ Order to the Companies Registrar for registration; or

(b)	the Members’ Scheme having Lapsed, the delivery of a copy of the Creditors’ Order to the Companies Registrar for registration and the passing of the Disposal Resolution or confirmation from the UKLA that no such resolution is required; or

(c)	the Members’ Scheme having Lapsed, the delivery of a copy of the Creditors’ Order to the Companies Registrar for registration where the foregoing condition has not been satisfied.

4.	Government Restructuring Agreement — Conditions and termination events

Under the terms of the Government Restructuring Agreement, the obligations of the relevant parties (including the Secretary of State), amongst other things, to enter into certain of the Nuclear Liabilities Agreements is conditional upon:

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(a)	the Secretary of State not having notified the Company in writing before the Notified Filing Date that, in her opinion, the Group (including for this purpose New British Energy and Holdings plc) will not be viable in all reasonably foreseeable conditions without access to additional financing (other than financing which the Secretary of State is satisfied has been committed and will continue to be available when required);

(b)	the Secretary of State having received a copies of letters from the auditors and financial advisers of New British Energy addressed to New British Energy giving the confirmations as to working capital and existence of the relevant financing facilities referred to in Rule 2.18 of the Listing Rules of the UKLA without qualification (whether or not New British Energy is to be listed on the Official List);

(c)	the Secretary of State being satisfied that adequate and valid security interests and security documentation have been granted and entered into by each Group Company which is a party to the Government Restructuring Agreement to secure the Decommissioning Default Payment;

(d)	New British Energy’s board of directors and shareholders having passed the necessary resolutions to authorise the allotment and issue of such number of shares on a non-pre-emptive basis as is necessary to satisfy the NLF Conversion Right;

(e)	the Company having confirmed not more than 5 Business Days prior to the Notified Filing Date by way of certificate addressed to the Secretary of State signed by a director of the Company that:

(i)	the information set out note 22 (Nuclear Liabilities) to the audited consolidated balance sheet of the Group in the annual report and accounts as at 31 March 2003 was prepared by the Company in good faith and was believed by the Board (having consulted appropriate officers and employees of the Group) to present fairly the provision for nuclear liabilities of the Group as at such date;

(ii)	since 31 March 2003 nothing has come to the attention of the Board that would require a material increase in the provision for nuclear liabilities of the Group set out in the audited consolidated balance sheet of the Group as at 31 March 2003 if it were prepared again as at the date of the certificate; and

(iii)	the Company: (a) has disclosed to the Secretary of State all material information available to its Board that it considers that the Secretary of State reasonably requires in order to assess the financial position of the Group and its viability upon completion of the Restructuring; and (b) (to the best of the Board’s knowledge) none of the information disclosed was untrue or materially inaccurate except as corrected by further disclosures made to the Secretary of State;

(f)	the Creditor Restructuring Agreement not having been terminated or amended in a manner which the Secretary of State considers to be material and there having been no waiver of the conditions in the Creditor Restructuring Agreement to which the Secretary of State has not consented in writing;

(g)	the representations and warranties given in the Government Restructuring Agreement by the relevant Group companies who are parties thereto (including New British Energy and Holdings plc) being true at the date when given and at the date when the Nuclear Liabilities Agreements are entered into;

(h)	there having been no breach of any undertaking given in the Government Restructuring Agreement by the relevant Group companies who are parties thereto (including New British Energy or Holdings plc) which, in the reasonable opinion of the Secretary of State, is, or is likely to be, material in the context of the Restructuring;

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(i)	the representations and warranties given in the Nuclear Liabilities Agreements by the relevant Group companies (including New British Energy and Holdings plc) being true and there being no material breach of the undertakings in the Nuclear Liabilities Agreements given by such Group companies at the date on which all the other conditions to the Government Restructuring Agreement are satisfied;

(j)	there being no continuing event of default under the Government Facility;

(k)	the Creditors’ Order having been issued by the Court and, if the Members’ Scheme is approved, the Members’ Order having been issued by the Court; and

(l)	it not becoming unlawful for any party to the Government Restructuring Agreement to perform its material obligations.

The Secretary of State is entitled to waive any of the above conditions save for the conditions set out in paragraphs (a), (k) or (l) above.

The Government Restructuring Agreement will terminate if any of the conditions outlined above are not fulfilled or, in relation to those which may be waived, waived by the Secretary of State on or before the date specified therein, or, if no such date is specified, on or before 12 noon on 31 January 2005 or, if earlier, the date falling 120 days after the date on which the last of the Initial Conditions is satisfied (or such later date as the Secretary of State may agree). The Company is seeking an extension, but no assurance can be given that the Secretary of State will agree to extend the long stop date of 31 January 2005 (see paragraph 4 of the Chairman’s letter in Part I of this document).

The Secretary of State may give written notice to the Company to terminate the Government Restructuring Agreement if at any time before the Notified Filing Date there is a Material Adverse Change.

5.	Creditor Restructuring Agreement – Termination events

Unless otherwise agreed by the Creditors, the Secretary of State and the Company, the Creditor Restructuring Agreement will automatically terminate (and consequently the Restructuring will not be implemented) if:

(a)	the circular relating to the Creditors’ Scheme has not been posted by 3 December 2004 or the Creditors’ Scheme has not been approved by Scheme Creditors by 14 January 2005 or in each case such later date as is agreed in writing by the Company, the requisite majorities of Creditors (other than BNFL) and the Secretary of State;

(b)	the Restructuring has not occurred by the Restructuring Long Stop Date;

(c)	the Restructuring Condition has ceased to be capable of satisfaction;

(d)	the Company receives a valid notice of termination by reason of a Material Adverse Change;

(e)	the Government Restructuring Agreement is validly terminated in accordance with its terms;

(f)	the Company receives a valid termination notice under the New Standstill Agreement from any party thereto;

(g)	the Bondholder Restructuring Agreement is validly terminated in accordance with clause 4 thereof; or

(h)	the State Aid Approval is successfully overturned on appeal prior to the Restructuring Long Stop Date and the Company receives a written notice from the requisite majority of the Creditors (excluding BNFL) that they wish to terminate the Creditor Restructuring Agreement.

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6.	Bondholder Restructuring Agreement and New Standstill Agreement – Termination events

The Bondholder Restructuring Agreement and the New Standstill Agreement will terminate upon the occurrence of any of the following:

(a)	any petition having been presented or other step having been taken for the purpose of winding up any Material Company (not being a petition which is frivolous, vexatious or an abuse of the process of the court and not being a petition withdrawn or struck out within 20 Business Days) or an order having been made or resolution passed for the winding up of any Material Company;

(b)	any petition having been presented or other step having been taken for the purpose of the appointment of an administrator or interim manager in respect of any Material Company (not being a petition which is frivolous, vexatious or an abuse of the process of the court and not being a petition withdrawn or struck out within 20 Business Days) or an administration order having been made in relation to any Material Company or any Material Company otherwise entering into administration;

(c)	any administrative or other receiver being appointed in respect of any Material Company or any part of their respective assets and/or undertakings or any other steps being taken to enforce any security interest over all or any material part of the assets of any Material Company;

(d)	there occurring in relation to any Material Company, in any country or territory in which any of them carries on business or to the jurisdiction of whose courts any part of their respective assets is subject, any event which in that country or territory corresponds with, or has an effect equivalent or similar to, any of those mentioned;

(e)	either the Company or any of its subsidiaries which is a party to the Government Facility failing to satisfy any valid written demand for repayment in full by the Secretary of State pursuant to the Government Facility, or any counter-indemnity provided by the Company (or any of its subsidiaries) to the Secretary of State in respect of any guarantee or other form of credit support granted by the Secretary of State for the purposes of securing any facility granted by commercial banks to the Company (or any of its subsidiaries) in order to replace the Government Facility;

(f)	the Company or the guarantors under the Bonds failing to comply with its/their covenants under the Bondholder Restructuring Agreement;

(g)	documentation being dispatched by the Company (without the consent of the creditors) for the purposes of implementing a scheme, compromise or arrangement in relation to the Bonds or Standstill Obligations (as defined in the New Standstill Agreement) which provides for distributions to the holders of the bonds or creditors (as the case may be) different to that set out in the heads of terms dated 14 February 2003;

(h)	any company failing to discharge any material Continuing Obligation (as defined in the New Standstill Agreement) when due or pay any interest on any Standstill Obligation when due, and, in either case, such failure continues for a period of 20 Business Days and has not been waived by the relevant creditor;

(i)	interest not having been paid within 20 Business Days of the due date on the Bonds;

(j)	the Bondholder Restructuring Agreement and/or the New Standstill Agreement (as appropriate) terminating or for any reason ceasing to be in full force and effect and/or to bind its counterparties thereto; and

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(k)	the Creditor Restructuring Agreement terminating in accordance with its terms.

7.	Termination events for Bond standstill

The circumstances in which the standstill arrangements for the existing Bonds (as set out in the supplements to the existing Bond trust deed) will terminate are broadly similar to those for the Bondholder Restructuring Agreement and the New Standstill Agreement, as described above, but in certain circumstances termination is subject to the Bond Trustee being requested to serve a termination notice by holders of not less than 50 per cent. in principal amount of the Bonds then outstanding and having been indemnified to its satisfaction. In addition, the standstill arrangements for the existing Bonds will terminate on the Restructuring Long Stop Date, unless extended in relation to the relevant series as described above, following approval by written resolutions of holders of such series of Bonds. The standstill arrangements under the Bondholder Restructuring Agreement and the New Standstill Agreement may terminate in certain circumstances where the existing Bond trust deed does not permit termination of the standstill in respect of the Bonds. However, the standstill in relation to the Bonds will terminate on the date on which the Creditor Restructuring Agreement, the Bondholder Restructuring Agreement or the New Standstill Agreement are terminated.

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PART V

ADDITIONAL INFORMATION

1.	Responsibility

The Directors of the Company, whose names appear in paragraph 2 below, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors of the Company (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.	Directors And Registered Office

The	Directors of the Company and of New British Energy are:

(a)	Adrian Montague CBE (Chairman);

(b)	Mike Alexander (Chief Executive);

(c)	Roy Anderson (Chief Nuclear Officer*);

(d)	Stephen Billingham (Finance Director);

(e)	William A. Coley (Non-Executive Director);

(f)	Pascal Colombani (Non-Executive Director);

(g)	John Delucca (Non-Executive Director);

(h)	Ian Harley (Non-Executive Director);

(i)	David Pryde (Non-Executive Director);

(j)	Clare Spottiswoode CBE (Deputy Chairman and Non-Executive Director); and

(k)	Sir Robert Walmsley (Non-Executive Director).

*	The appointment of Roy Anderson as Chief Nuclear Officer is to be approved by the NII under the terms of British Energy’s site licences. British Energy expects this approval to be forthcoming. On this basis, for the purpose of this document, Roy Anderson is referred to as Chief Nuclear Officer.

The registered office of the Company and of New British Energy and the business address of each of the above Directors is 3 Redwood Crescent, Peel Park, East Kilbride G74 5PR.

3.	Information on New British Energy

New British Energy was incorporated and registered in Scotland on 2 July 2004 with registered number 270184 under the Act as a public company limited by shares with the name of British Energy Group plc.

Details of New British Energy’s authorised and issued share capital following Admission and changes to New British Energy’s authorised and issued share capital since incorporation are set out in paragraph 2 of Part X of the Prospectus: “Additional information”.

A summary of the material provisions of New British Energy’s memorandum and articles of association is set out in paragraph 3 of Part X of the Prospectus: “Additional information”.

4.	Directors’ and other interests

The interests (all of which are beneficial unless otherwise stated) of the Directors and their immediate families and the interests of persons connected with the Directors in the share

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capital of the Company as at 23 November 2004 (being the latest practicable date prior to the publication of this document) and in the share capital of New British Energy on Admission which:

(a)	have been or will be notified by each Director to the Company or New British Energy by each Director pursuant to section 324 or section 328 of the Act;

(b)	are required pursuant to section 325 of that Act to be entered in the register referred to therein; or

(c)	are interests of a connected person of a Director which would, if the connected person were a Director, be required to be disclosed under paragraphs (a) or (b) above and the existence of which is known to or could with reasonable diligence be ascertained by that Director, as at 23 November 2004 (being the latest practicable date prior to the publication of this document), are, and are expected following Admission to be, as follows:

	At present		Assuming the Members’ Scheme becomes Effective			Assuming the Disposal is approved			Assuming the Members’ Scheme does not become Effective and the Disposal is not approved
Name of Director	No. of Ordinary Shares	% of issued share capital	No. of New Shares	No. of Warrants	% of issued share capital	No. of New Shares	No. of Warrants	% of issued share capital	No. of New Shares	% of issued share capital

Adrian Montague	2,188	Negligible	43	92	Negligible	—	92	Negligible	—	—
Ian Harley	2,000	Negligible	40	84	Negligible	—	84	Negligible	—	—

As at 23 November 2004 (being the latest practicable date prior to the publication of this document) no options over British Energy Shares had been granted to Directors under the British Energy Option Schemes.

No Director has or has had any interest in any transaction which is or was unusual in its nature or conditions or is or was significant to the business of the British Energy Group and which was effected by any member of the British Energy Group during the current or immediately preceding financial year or which was effected during an earlier financial year and remains in any respect outstanding or unperformed.

In so far as is known to the Company and New British Energy, the following table shows the interests in New Shares, other than the interests of the Directors set out above, which, directly or indirectly, amount to 3 per cent. or more of New British Energy’s issued share capital both as at 22 November (being the latest practicable date prior to the publication of this document) and as expected immediately following Admission:

	Assuming the Members’ Scheme becomes Effective			Assuming the Disposal is approved			Assuming the Members’ Scheme does not become Effective and the Disposal is not approved
Name	No. of New Shares	No. of Warrants	% of issued share capital	No. of New Shares	No. of Warrants	% of issued share capital	No. of New Shares	% of issued share capital
Duquesne Capital Management, L.L.C.	78,542,317	—	14.0	80,786,384	—	14.4	80,786,384	14.4
Deutsche Bank AG, London	57,223,688	—	10.2	57,784,705	—	10.3	57,784,705	10.3
Stark Investments*	43,882,317	3,071,897	7.8	43,571,865	3,071,897	7.8	43,571,865	7.8
The Eureka (Euro) Fund Limited	44,320,308	—	7.9	45,442,341	—	8.1	45,442,341	8.1
Fidelity Investments	34,783,026	—	6.2	35,669,652	—	6.4	35,669,652	6.4
The Royal Bank of Scotland	30,868,315	—	5.5	31,527,888	—	5.6	31,527,883	5.6
LGC Holdings, L.L.C.	18,081,564	—	3.2	18,542,466	—	3.3	18,542,466	3.3

*	The percentage figures stated for Stark Investments are based on the undiluted share capital of New British Energy. After exercising all its Warrants, Stark Investments’ interests in New Shares (as a percentage of New British Energy’s fully diluted issued share capital) would be 8.0 per cent. assuming the Members’ Scheme is approved, 7.9 per cent. assuming the Disposal is approved and 7.8 per cent, assuming neither the Members’ Scheme or the Disposal is approved.

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The information in the above table has been provided to British Energy by advisers to certain of the creditors in connection with the application for Admission and, in certain cases, the number of New Shares has been calculated on the basis of the percentage figures provided. However, because the existing Bonds, the debt owed to the Eggborough Banks and the relevant claims of the Significant Creditors are tradeable (in accordance with the Creditor Restructuring Agreement), and because British Energy Shares may be bought or sold, the interests stated above may change between the date of this document and Admission. Supplementary listing particulars would be published if New British Energy becomes aware that there is a significant change in this information or a significant new matter has arisen in this regard (which would have been required to be mentioned in this document if it had arisen prior to the date of this document), in each case, which would be significant for the purpose of making an informed assessment about whether to invest in the New Shares, Warrants and/or New Bonds.

In so far as is known to the Company, no person directly or indirectly, jointly or severally exercises or could exercise control over the Company.

5.	Directors’ service agreements and terms of appointment

Details of the Directors’ service agreements and letters of appointment are set out in paragraph 7 of Part X of the Prospectus: “Additional information”.

Copies of the executive Directors’ service agreements and the letters of appointment of the non-executive Directors will be available for inspection at the address specified in paragraph 13 below.

6.	Management and share incentive plans

New British Energy has adopted a number of employee share incentive plans which are described in detail in paragraph 8 of Part X of the Prospectus: “Additional information”, including the Interim Bonus Plan and the LT Plan for senior executives of New British Energy and its subsidiaries.

Under the Interim Bonus Plan, the remuneration committee of New British Energy may grant a deferred bonus to senior executives of New British Energy and its subsidiaries to reward performance over the financial year ending 31 March 2005. The performance targets for this year have yet to be determined by the remuneration committee. The Interim Bonus Plan is intended to reward performance for that financial year only, and rewards for performance in subsequent financial years will be provided through the LT Plan. The Interim Bonus Plan is described in detail in paragraph 8.2 of Part X of the Prospectus: “Additional information”.

The LT Plan provides for the establishment of targets by the remuneration committee of New British Energy in relation to safety and environment, EBITDA (Pre-capex) (as defined in the LT Plan), nuclear output, non-outage backlog, trading measure, free cash flow and equity market capitalisation for each financial year. For executive directors and other members of the executive team this will consist entirely of Group targets. EBITDA (Pre-capex) and nuclear output targets have already been set for the financial years ending 31 March 2006, 31 March 2007 and 31 March 2008, and these are set out in paragraph 8.3 of Part X of the Prospectus: “Additional information”.

7.	Taxation

This section describes certain UK and US tax consequences for Shareholders of implementation of the Members’ Scheme and the Disposal and also the tax consequences for the Shareholders where neither the Members’ Scheme nor the Disposal is approved. It should be noted that there are significant differences between the tax consequences for Shareholders in the UK and the US which result from the differences in the underlying tax

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systems. The discussion of the tax consequences in the UK and US does not purport to be comprehensive, and the tax consequences of the proposals in other jurisdictions are not discussed. Shareholders considering the various alternatives set out in this document are therefore encouraged to consult their own tax advisers concerning the tax consequences of the proposals in light of their particular circumstances. A description of certain UK and US tax consequences of holding the New Shares and Warrants is set out in paragraph 12 of Part X of the Prospectus: “Additional information”.

UK Taxation

The following summary describes certain UK income tax, capital gains tax, corporation tax, stamp duty and SDRT consequences for Shareholders of the implementation of the Members’ Scheme and the Disposal but does not purport to be comprehensive. Except where noted, it relates only to the position of persons who are the absolute beneficial owners of the British Energy Shares. The statements below may not apply to special situations, such as those of dealers in securities, authorised unit trusts, open-ended investment companies or persons connected with the Company, New British Energy or Holdings plc. Furthermore, the discussion below is generally based upon the provisions of UK tax law and UK Inland Revenue practice as of the date hereof, and such provisions may be repealed, revoked or modified (possibly with retrospective effect) so as to result in UK tax consequences different from those discussed below.

Shareholders considering the proposals set out in this document should consult their own tax advisers concerning UK tax consequences in light of their particular circumstances as well as any consequences arising under the law of any other relevant jurisdiction. No representations are made with respect to the tax consequences to any particular holder of British Energy Shares. Specifically, the comments below do not address: (i) tax other than UK income tax, capital gains tax, corporation tax, stamp duty and SDRT which are discussed below; (ii) any tax consequences for any persons other than Shareholders; (iii) any tax consequences other than in relation to the implementation of the Members’ Scheme or the Disposal; (iv) any tax consequences in a jurisdiction other than the UK; or (v) any tax consequences of any subsequent holding or disposal of New Share or Warrants. Shareholders who are resident in a jurisdiction other than the UK are strongly urged to consult their professional advisers to determine their own tax position.

Members’ Scheme

If the Members’ Scheme is approved and becomes Effective then Scheme Shareholders will receive New Shares and Warrants. The Inland Revenue has agreed that, on the Members’ Scheme becoming Effective, there will be a chargeable gains disposal on the cancellation of the Scheme Shares in relation to each Scheme Shareholder.

This will crystallise a capital gain or loss for capital gains tax or corporation tax on chargeable gains purposes calculated as the market value of the New Shares and the Warrants (which the Inland Revenue have agreed will be the lower of: (i) the lower of the two prices shown in the quotations for shares or securities on the London Stock Exchange on the first day of trading plus one quarter of the difference between those two figures; and (ii) the halfway price between the highest and lowest prices recorded on that day) less the base cost of the Scheme Shares, which may, depending on the Scheme Shareholder’s circumstances (including the availability of exemptions and allowable losses and whether the Scheme Shareholder is a corporate or an individual), give rise to a liability to capital gains tax or corporation tax in respect of chargeable gains. An allowable loss may arise if the proceeds received by the Scheme Shareholder are less than the base cost of their Scheme Shares.

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The Inland Revenue has agreed that those Scheme Shareholders who do not elect to receive New Shares and Warrants or whose Shareholder Elections are invalid and who therefore receive cash will be treated as disposing of their Scheme Shares for an amount equal to the consideration received for the New Shares and Warrants sold.

Disposal

If the Members’ Scheme is not approved, or otherwise Lapses, but the Disposal is approved by Ordinary Shareholders then Shareholders will receive Warrants only. The receipt of the Warrants will give rise to a part disposal for capital gains purposes. The Inland Revenue have agreed that the residual value of the British Energy Shares will be nil so that the full base cost in the British Energy Shares will be deductible from the market value of the Warrants (as determined above) in determining the capital gain or loss. As discussed above, this may give rise to a liability to capital gains tax or corporation tax or an allowable loss in respect of chargeable gains, depending on the circumstances of the relevant Shareholder.

In the event that the Disposal is not approved by Ordinary Shareholders, the Inland Revenue have agreed that the British Energy Shares in the Company will be of negligible value after the Disposal is effected. Where a Shareholder makes a claim for the British Energy Shares to be of negligible value, the British Energy Shares will be treated as having been sold and immediately reacquired so that the Shareholder may realise, depending on its circumstances, a capital loss for the purposes of capital gains tax or corporation tax on capital gains equal to the Shareholder’s base cost in the British Energy Shares.

Claiming an Allowable Loss

A Shareholder who realises a loss for the purposes of capital gains tax must give notice to an officer of the Board of the Inland Revenue quantifying the amount of that loss before it will be treated as an allowable loss. The notice must be given within 5 years of 31 January following the year of assessment in which the Restructuring becomes effective.

Stamp Duty and SDRT on issue of New Shares and Warrants under the Members’ Scheme

In relation to the New Shares being issued by New British Energy and subject to the comments below, no liability to stamp duty or SDRT will arise on the issue of, or on the issue of definitive share certificates in respect of, such shares by New British Energy and no liability to SDRT will arise on the issue of the Warrants. Where a Scheme Shareholder is entitled to receive New Shares or Warrants under the Members’ Scheme, there will be no charge to stamp duty or SDRT on the issue/transfer of New Shares and no charge to SDRT on the issue/transfer of Warrants pursuant to the Members’ Scheme to that Shareholder, or to a person holding the New Shares or Warrants on his behalf (assuming such person is neither: (i) a person whose business is or includes the provision of clearance services (or a nominee for such a person); or (ii) a person whose business is or includes issuing depositary receipts (or a nominee or agent for such a person)).

Subject to the above, no stamp duty or SDRT should be payable by a Scheme Shareholder in respect of the arrangements for the distribution of the New Shares under the Members’ Scheme and no SDRT should be payable by a Scheme Shareholder in respect of the arrangements for the distribution of the Warrants under the Members’ Scheme. See paragraph 18 of the Explanatory Statement in Part II of this document in relation to the position of holders of British Energy ADRs if New ADRs in respect of the New Shares are issued and listed on the NYSE upon Admission.

If any stamp duty is payable upon the Warrant Instrument being produced in evidence in any proceedings in connection with the enforcement of the Warrant Instrument, the Warrants or the Subscription Rights (as such term is defined in condition 1 of the Warrants), under condition 8.1 of the Warrants, New British Energy has agreed to pay it.

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The conditions of the Warrants are set out in Part VIII of the Prospectus: “Conditions of the Warrants”.

US federal income taxation

The following is a summary of the principal US federal income tax considerations for Shareholders that are US Holders regarding the implementation of the Members’ Scheme and the Disposal. This summary does not purport to discuss all aspects of US federal income tax that may be important to US Holders subject to special tax rules, such as banks, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, tax-exempt organizations, dealers in securities or currencies, traders in securities that elect “mark-to-market” tax accounting, persons that own or will own, directly or by attribution, 10 per cent. or more of the Company’s or New British Energy’s outstanding voting share capital for US federal income tax purposes, persons that own both claims that are the subject of the Creditors’ Scheme and British Energy Shares, persons subject to alternative minimum tax, certain US expatriates, person that have not held the British Energy Shares as capital assets within the meaning of Section 1221 of the US Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment), persons whose functional currency is not the US dollar and persons that have held the British Energy Shares as part of a hedging, integrated, conversion or constructive sale transaction or straddle. Moreover, this summary does not address the US federal estate and gift tax consequences of the implementation of the Members’ Scheme and the Disposal and does not address the “foreign personal holding company” rules. The summary does not include any description of any US state or local tax that may be applicable to the implementation of the Members’ Scheme and Disposal. Shareholders are urged to consult their tax advisers with respect to the US federal income, state, local and foreign tax consequences of the implementation of the Members’ Scheme and the Disposal.

This summary is based upon the Code, its legislative history, existing and proposed US Treasury regulations promulgated thereunder, published rulings by the US Internal Revenue Service (“IRS”), and court decisions, all in effect as of the date hereof, all of which authorities are subject to change or differing interpretations, which changes or differing interpretations could apply retroactively.

As used herein, the term “US Holder” means a beneficial owner of British Energy Shares that, for US federal income tax purposes, is: (i) a citizen or individual resident of the United States; (ii) a corporation (or other entity treated as a corporation for US federal income tax purposes) created or organised in or under the laws of the United States or any state thereof (including the District of Columbia); (iii) an estate the income of which is subject to US federal income taxation regardless of its source; or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons (as defined in the Code) have the authority to control all substantial decisions of the trust or a trust that has made valid election under US Treasury regulations to be treated as a domestic trust.

If a partnership (or other entity treated as a partnership for US federal income tax purposes) holds British Energy Shares, the US federal income tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding British Energy Shares, should consult its own tax advisers regarding the US federal income tax consequences of the implementation of the Members’ Scheme and the Disposal.

Members’ Scheme

If the Members’ Scheme becomes Effective, then a US Holder will receive New Shares and Warrants in exchange for the US Holder’s Scheme Shares. Although the US federal

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income tax treatment of this exchange is not entirely clear, it appears that a US Holder should generally recognise gain or loss on this exchange in an amount equal to the difference between the US Holder’s adjusted tax basis in the Scheme Shares and the fair market value (as of the Restructuring Effective Date) of the New Shares and Warrants. Subject to the PFIC discussion below, this gain or loss will be a capital gain or loss, if the US Holder held the Scheme Shares as a capital asset, and will be treated as US-source gain or loss. US Holders should consult their own tax advisers as to the consequences to them of such capital gains (which may be taxed at rates lower than ordinary income in the case of US Holders that are individuals, trusts or estates and that have held their British Energy Shares for more than one year) and capital losses (the deductibility of which is subject to limitations). Assuming gain or loss is recognised in the manner just described, a US Holder’s basis in the New Shares and Warrants will equal the fair market value of the New Shares and Warrants as of the date on which the Members’ Scheme becomes Effective.

It should be noted that, although the exchange by US Holders of Scheme Shares for New Shares and Warrants is best viewed as a fully taxable transaction for US federal income tax purposes (as described in the preceding paragraph), it nonetheless is possible that the IRS will attempt to treat such exchange as a tax-free transaction pursuant to Section 351 of the Code and that a court will uphold such treatment by the IRS. In general, if a US Holder’s exchange of Scheme Shares for New Shares and Warrants is treated as tax-free under Section 351, then any loss realised by the US Holder on the exchange will not be recognised. In addition, the US Holder generally will recognise the gain (if any) realized by it on the exchange only to the extent of the fair market value (as of the Restructuring Effective Date) of the Warrants received in the exchange. US Holders are urged to consult their own tax advisers regarding whether their exchange qualifies as a tax-free transaction under Section 351 and what the specific consequences to them are if the exchange does so qualify.

As discussed in paragraphs 8 and 13 of the Explanatory Statement in Part II of this document, in certain circumstances, New British Energy will allot and issue New Shares and Warrants to a person who will sell such New Shares and Warrants for cash. If New Shares or Warrants of a US Holder are sold by such person for cash, then the US Holder generally will recognise US source capital gain or loss at the time of that sale, in an amount equal to the difference, if any, between the US Holder’s basis in the New Shares or Warrants and the amount of cash received as consideration. Since the holding period for New Shares and Warrants is likely to be less than one year when sold by such person, such capital gain or loss generally will be short-term capital gain or loss, and thus any such gain will be subject to the maximum marginal US federal income tax rate applicable to ordinary income.

As described above in paragraph 18 of the Explanatory Statement in Part II of this document, if a US Holder owns Scheme Shares evidenced by ADRs, and such US Holder receives New ADRs in exchange for such ADRs pursuant to the Members’ Scheme, then New British Energy will pay any SDRT imposed with respect to the issuance of such New ADRs. A US Holder generally will not be entitled to a foreign tax credit in respect of such SDRT, and the payment of such SDRT by New British Energy may be treated as an additional amount realised upon the exchange of the US Holder’s Scheme Shares evidenced by ADRs pursuant to the Members’ Scheme. US Holders should consult their tax advisers regarding the US federal income tax treatment of any SDRT paid by New British Energy in respect of an issuance of New ADRs.

Disposal with Ordinary Shareholder approval

If the Members’ Scheme is not approved, or otherwise Lapses, but the Disposal is approved by the Ordinary Shareholders, then US Holders will receive Warrants. A US Holder generally will recognise gain or loss on the Restructuring Effective Date in an amount equal to the difference between the US Holder’s adjusted tax basis in the British

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Energy Shares and the fair market value (as of the Restructuring Effective Date) of the Warrants received. Subject to the PFIC discussion below, this gain or loss will be a capital gain or loss, if the US Holder held the British Energy Shares as a capital asset, and will be treated as US-source gain or loss. US Holders should consult their own tax advisers as to the consequences to them of such capital gains (which may be taxed at rates lower than ordinary income in the case of US Holders that are individuals, trusts or estates and that have held their British Energy Shares for more than one year) and capital losses (the deductibility of which is subject to limitations). A US Holder’s basis in the Warrants will equal the fair market value of the Warrants as of the Restructuring Effective Date.

As discussed in paragraphs 8 and 13 of the Explanatory Statement in Part II of this document, in certain circumstances, New British Energy will issue Warrants to a person who will sell such Warrants (or New Shares received upon such person’s exercise of Warrants) for cash. If Warrants (or New Shares received upon exercise of Warrants) are sold, then the US Holder generally will recognise US source capital gain or loss at the time of that sale, in an amount equal to the difference, if any, between the US Holder’s basis in the Warrants (or New Shares) and the amount of cash received as consideration. Since the holding period for the Warrants is likely to be less than one year when sold by such person, such capital gain or loss generally will be short-term capital gain or loss, and thus any such gain will be subject to the maximum marginal US federal income tax rate applicable to ordinary income.

Passive Foreign Investment Company Considerations

Generally, for US federal income tax purposes, a foreign corporation will be a “passive foreign investment company,” or a “PFIC”, for any taxable year if either: (i) 75 per cent. or more of its gross income is “passive” income; or (ii) 50 per cent. or more of the value of its assets, determined on the basis of a quarterly average, is attributable to assets that produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties and rents not arising from the active conduct of a trade or business, and gains from the sale of assets that produce such income. If a foreign corporation is a PFIC in any taxable year that a US person owns shares, the US person may be subject to tax at ordinary income rates on: (a) a portion of any gain recognised on the sale of shares; and (b) any “excess distribution” paid on shares (generally, a distribution in excess of 125 per cent. of the average annual distributions paid by the foreign corporation in the three preceding taxable years).

If the Company were a PFIC for one or more taxable years during the period that a US Holder has owned British Energy Shares, then the US Holder may be subject to the consequences described above on the exchange of such British Energy Shares for New Shares and Warrants (pursuant to the Members Scheme) or on the receipt of Warrants (pursuant to the Disposal if approval of the Ordinary Shareholders is obtained). US Holders should consult their tax advisers to confirm whether they have treated the Company as a PFIC in any taxable year during the period they have held their British Energy Shares. Based on the Company’s current activities and assets, although the matter is not free from doubt, the Company does not believe that it currently is a PFIC. No assurance, however, can be given as to its status in past years.

Disposal without Ordinary Shareholder approval

If the Disposal is effected without the approval of the Ordinary Shareholders, then a US Holder generally will recognise a capital loss on the Restructuring Effective Date in an amount equal to the US Holder’s adjusted tax basis in the British Energy Shares. If the US Holder’s holding period for the British Energy Shares exceeds one year, such loss generally will be long-term capital loss, and, if the US Holder’s holding period for the British Energy Shares is one year or less, such loss generally will be short-term capital loss. Any loss realized with respect to the British Energy Shares on the Restructuring Effective Date generally will be treated as a US-source loss.

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US Backup Withholding Tax and Information Reporting

Backup withholding tax and information reporting requirements may apply to payments to certain non-corporate US Holders of the proceeds from an exchange of a British Energy Share pursuant to the Members’ Scheme or the Disposal. The Company or its agent may be required to withhold backup withholding tax on a payment of proceeds to a US Holder (other than an “exempt recipient”, such as a corporation) if such US Holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding requirements. Backup withholding tax is not an additional tax and may be credited against the beneficial owner’s US federal income tax liability if the required information is furnished to the IRS in a timely manner.

8.	Material Contracts, Obligations and Entitlements

Continuing Group

The following is a summary of the principal contents of each material contract (not being a contract entered into in the ordinary course of business) entered into by any member of the Continuing Group within the two years immediately preceding the date of this document and those contracts entered into by any member of the Continuing Group (not in the ordinary course of business) which contain any provision under which any member of the Continuing Group has any obligation or entitlement which is material to the Continuing Group at the date of this document:

(a)	the Business Transfer Agreement to effect the Disposal dated 8 October 2004 and made between British Energy and Holdings plc. Under the Business Transfer Agreement, British Energy will sell its entire business and assets (including all its shares in its subsidiaries other than the non-voting shares held by it in each of New British Energy and Holdings plc) to Holdings plc as a going concern. In consideration for such sale, Holdings plc will agree to perform the outstanding obligations under all of British Energy’s contracts and to satisfy or discharge all of British Energy’s liabilities and obligations. Furthermore, Holdings plc will indemnify British Energy against each loss, liability, cost and expense which British Energy may suffer in connection with: (i) all liabilities and obligations of British Energy assumed by Holdings plc under the Business Transfer Agreement; and (ii) British Energy’s ownership or operation of its business and assets before or after completion of the Business Transfer Agreement. If the benefit of any of British Energy’s contracts can be assigned without a person’s consent, then the Business Transfer Agreement will constitute an assignment of the relevant contract to Holdings plc. If a contract cannot be assigned until consent is obtained or a novation is achieved, British Energy will hold the relevant contract and all benefits thereunder as trustee for Holdings plc and will upon receipt of any monies, goods, services or benefits account for and pay or deliver the same to Holdings plc.

Holdings plc is also required under the terms of the Business Transfer Agreement to: (i) take over the contracts of employment for British Energy’s employees, together with all losses, liabilities and costs relating to those contracts of employment or the transfer thereof; and (ii) implement such arrangements as are required to effect the transition of the existing pension arrangements of British Energy and any Group undertaking to Holdings plc or such person as Holdings plc may nominate.

The Business Transfer Agreement will become effective only if the Members’ Scheme is not approved by the relevant shareholders (or otherwise lapses) and either: (a) the resolution to approve the Disposal is passed by the holders of Ordinary Shares at the extraordinary general meeting convened for that purpose; and/or (b) the listing of British Energy’s A Shares and Ordinary Shares on the Official List has been cancelled pursuant to the Listing Rules. Completion of the Business Transfer Agreement shall take place immediately after the later of: (i) either of the foregoing conditions having been satisfied; and (ii) satisfaction of the Restructuring Condition. The Business

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Transfer Agreement will automatically terminate if it has not been completed by the Restructuring Long Stop Date; and

(b)	the contracts described in paragraphs 17.1(c)-(o), (r), (s), (v), (z)-(gg), (tt), (uu), (ww) and (xx) of Part X of the Prospectus: ‘‘Additional information’’. Under the Business Transfer Agreement referred to in (a) above, Holdings plc will perform all the outstanding obligations under these contracts and will satisfy or discharge all of British Energy’s existing and future liabilities and obligations thereunder. Furthermore, Holdings plc will indemnify British Energy against each loss, liability, cost and expense which British Energy may suffer in connection with all liabilities and obligations of British Energy arising under these contracts.

Disposed Group

Paragraphs 17.1 and 17.2 of Part X of the Prospectus: “Additional information” contain summaries of the principal contents of each material contract (not being a contract entered into in the ordinary course of business) entered into, or expected to be entered into upon or subsequent to the implementation of the Restructuring, by members of the Disposed Group.

Save as stated above, no member of the Disposed Group has entered into any contract which is or may be material (not being a contract entered into in the ordinary course of business) within the two years immediately preceding the date of this document or any other contract (not being a contract entered into in the ordinary course of business) which contains any provision under which any member of the Disposed Group has any obligation or entitlement which is or may be material to the Disposed Group at the date of this document.

9.	Litigation

Continuing Group

Save as disclosed in paragraphs 16.2, 16.3, 16.8 and 16.9 of Part X of the Prospectus: “Additional information”, the Continuing Group has not been engaged in any legal or arbitration proceedings by or against the Continuing Group (including any such proceedings which are pending or threatened by or against the Continuing Group of which the Continuing Group is aware) which may have, or have had during the 12 months preceding the date of this document, a significant effect on the Continuing Group’s financial position.

The Disposed Group

Save as disclosed in paragraphs 16.2, 16.4, 16.5, 16.6 and 16.7 of Part X of the Prospectus: “Additional information”, none of the undertakings in the Disposed Group has been engaged in any legal or arbitration proceedings by or against the Disposed Group (including any such proceedings which are pending or threatened by or against any of the undertakings in the Disposed Group of which the Directors are aware) which may have, or have had during the 12 months preceding the date of this document, a significant effect on the Disposed Group’s financial position.

10.	Working Capital

In the opinion of the Company, having regard to the indemnity from Holdings plc referred to in paragraph 7 of the Explanatory Statement relating to all losses, liabilities, costs and expenses of the Continuing Group assumed by Holdings plc in connection with the Disposal, the working capital available to the Continuing Group is sufficient for the Continuing Group’s present requirements, that is for at least the next 12 months following the date of this document.

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11.	Significant Change

Continuing Group

Save for:

(i)	the announcements by British Energy:
(a)	on 30 July 2004 that: (1) further work was necessary on one unit at each of the Heysham 1 and Hartlepool power stations to demonstrate the integrity of certain boilers which, at the date of this document, remain shut down (as discussed more fully in the risk factor on this subject appearing on page 103 of the Prospectus); and (2) it was revising its target of annual nuclear output from 64.5 TWh to around 61.5 TWh for the 2004/2005 financial year (as discussed more fully on page 32 of the Prospectus), which would have the effect of significantly reducing the Group’s projected output for the year;

(b)	on 22 October 2004 that, in light of further work required at Heysham 1 and Hartlepool before the units can be returned to service (as discussed more fully in the risk factor on this subject appearing on page 103 of the Prospectus), the nuclear output target for 2004/2005 of 61.5 TWh was vulnerable and may have had the effect of reducing the Group’s projected output for the year and therefore the Group’s profitability; and

(c)	on 18 November 2004 that it had reduced its target of annual nuclear output to 59.5 TWh for the 2004/2005 financial year (as discussed more fully on page 32 of the Prospectus), which would have the effect of significantly reducing the Group’s projected output for the year;

(ii)	the continuing increase in the market price of electricity from around £24.5 per MWh at the end of March 2004 to over £30.0 per MWh by 22 November 2004 (as discussed more fully on page 33 of the Prospectus in the paragraph headed: Sales) which required the Group to deposit additional collateral in support of British Energy’s trading activities (as discussed more fully on page 34 of the Prospectus in the paragraph headed: Cash and liquidity);

(iii)	the deferral of certain payments to suppliers of up to £81.2m in aggregate as at 23 November 2004 (being the latest practicable date for obtaining this information prior to publication of this document) which may adversely affect the Group’s relationship with suppliers (as discussed more fully on page 34 of the Prospectus in the paragraph headed: Cash and liquidity); and

(iv)	the litigation matters relating to Polygon and Brandes described in paragraph 16.9 of Part X of the Prospectus: “Additional information” which have involved the Company becoming a defendant in litigation proceedings, there has been no significant change in the financial or trading position of the Continuing Group since 30 June 2004, the date to which the last published interim results were prepared, as set out in Part IV of the Prospectus, Section 2: “Results for British Energy plc for the three months ended 30 June 2004”.

Disposed Group

Save for:

(i)	the announcements by British Energy:

(a)	on 30 July 2004 that: (1) further work was necessary on one unit at each of the Heysham 1 and Hartlepool power stations to demonstrate the integrity of certain boilers which, at the date of this document, remain shut down (as discussed more fully in the risk factor on this subject appearing on page 103 of the Prospectus); and (2) it was revising its target of annual nuclear output from 64.5 TWh to around 61.5 TWh for the 2004/2005 financial year (as discussed more fully on page 32 of the Prospectus), which would have the effect of significantly reducing the Group’s projected output for the year;

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(b)	on 22 October 2004 that, in light of further work required at Heysham 1 and Hartlepool before the units can be returned to service (as discussed more fully in the risk factor on this subject appearing on page 103 of the Prospectus), the nuclear output target for 2004/2005 of 61.5 TWh was vulnerable and may have had the effect of reducing the Group’s projected output for the year and therefore the Group’s profitability; and

(c)	on 18 November 2004 that it had reduced its target of annual nuclear output to 59.5 TWh for the 2004/2005 financial year (as discussed more fully on page 32 of the Prospectus), which would have the effect of significantly reducing the Group’s projected output for the year;

(ii)	the continuing increase in the market price of electricity from around £24.5 per MWh at the end of March 2004 to over £30.0 per MWh by 22 November 2004 (as discussed more fully on page 33 of the Prospectus in the paragraph headed: Sales) which required the Group to deposit additional collateral in support of British Energy’s trading activities (as discussed more fully on page 34 of the Prospectus in the paragraph headed: Cash and liquidity);

(iii)	the deferral of certain payments to suppliers of up to £81.2m in aggregate as at 23 November 2004 (being the latest practicable date for obtaining this information prior to publication of this document) which may adversely affect the Group’s relationship with suppliers (as discussed more fully on page 34 of the Prospectus in the paragraph headed: Cash and liquidity); and

(iv)	the litigation matters relating to Polygon and Brandes described in paragraph 16.9 of Part X of the Prospectus: “Additional information” which have involved the Company becoming a defendant in litigation proceedings, there has been no significant change in the financial or trading position of the Disposed Group since 30 June 2004, the date to which the last published interim results were prepared, as set out in Part IV of the Prospectus, Section 2: “Results for British Energy plc for the three months ended 30 June 2004”.

12.	General

Citigroup Global Markets Limited has given and has not withdrawn its written consent to the inclusion of the reference to its name in the form and context in which it is included.

13.	Documents for Inspection

Copies of the following documents may be inspected at the offices of Clifford Chance Limited Liability Partnership, 10 Upper Bank Street, London, E14 5JJ during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) from the date of this document up to and including 22 December 2004:

(i)	the memorandum and articles of association of the Company and the memorandum and articles of association of New British Energy;

(ii)	the service agreements and letters of appointment referred to in paragraph 5 above;

(iii)	the material contracts referred to in paragraph 8 above;

(iv)	the written consent referred to in paragraph 12 above;

(v)	the audited consolidated accounts of the Group for the two financial years ended 31 March 2003 and 31 March 2004; and

(vi)	this document.

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THE MEMBERS’ SCHEME

IN THE COURT OF SESSION

SCOTLAND

IN THE MATTER OF BRITISH ENERGY PLC

- and -

IN THE MATTER OF THE COMPANIES ACT 1985

SCHEME OF ARRANGEMENT

(under section 425 of the Companies Act 1985)

- between -

BRITISH ENERGY PLC

- and -

THE HOLDERS OF SCHEME SHARES

(as hereinafter defined)

PRELIMINARY

(A)	In this scheme of arrangement, unless the context otherwise requires, the following expressions shall bear the following meanings:

“A Shares”	the A Shares of 60p each in the capital of the Company

“A Share Court Meeting”	the meeting of holders of A Shares convened by order of the Court pursuant to section 425 of the Act to consider and, if thought fit, approve the Scheme, and any adjournment thereof

“Act”	the Companies Act 1985 (as amended)

“Amended Credit Agreement”	the credit agreement originally dated 13 July 2000 as amended and/or restated on 8 September 2000, 24 October 2000, 12 December 2000, 5 February 2001 and on or about the Scheme Effective Date between, amongst others, EPL, Barclays Bank PLC as agent and security trustee and certain financial institutions

“BEG”	British Energy Generation Limited

“BEG UK”	British Energy Generation (UK) Limited

“British Energy Shareholder”	a holder of any British Energy Share

“British Energy Shares”	the Ordinary Shares and the A Shares

“BNFL”	British Nuclear Fuels plc

“Board”	the board of directors of the Company or a duly appointed committee thereof

“Bondholder”	the holder of the ultimate beneficial interest in a Bond

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“Bonds”	all or any of the outstanding £109,861,000 5.949 per cent. guaranteed bonds of the Company due 2003 (the “2003 Bonds”); the £163,444,000 6.077 per cent. guaranteed bonds of the Company due 2006 (the “2006 Bonds”); and the £134,586,000 6.202 per cent. guaranteed bonds of the Company due 2016 (the “2016 Bonds”)

“Bond Trustees”	in relation to the 2003 Bonds, the Law Debenture Trust Corporation p.l.c., in relation to the 2006 Bonds, the Law Debenture Intermediary Corporation plc and in relation to the 2016 Bonds, Law Debenture Trustees Limited

“Company”	British Energy plc incorporated in Scotland with registered number 162273

“Court”	the Court of Session, Parliament House, Parliament Square, Edinburgh EH1 1RF

“Creditor Restructuring Agreement”	the agreement dated as of 30 September 2003 entered into by, amongst others, the Company, BEG, BEG UK and the Creditors (as amended or extended from time to time)

“Creditors”	the Significant Creditors, RBS, Bondholders, the Eggborough Banks and BNFL

“Creditors’ Scheme”	the scheme of arrangement to be proposed by the Company to the Bond Trustees and RBS pursuant to section 425 of the Act

“CREST”	the relevant system (as defined in the CREST Regulations) in respect of which CRESTCo is the operator (as defined in the CREST Regulations)

“CRESTCo”	CRESTCo Limited

“CREST Regulations”	the Uncertified Securities Regulations 2001 (S.I. 2001/3755) including any modifications thereof or any regulations in substitution therefor

Election Return Time	the latest time by which a form of election needs to be returned to the Registrars (being 6.00 p.m. on the business day immediately prior to Scheme Effective Date or such later date as the Company may agree)

“Eggborough Banks”	the lenders and swap providers in the syndicate of banks under the Amended Credit Agreement

“EPL”	Eggborough Power Limited

“Initial Shareholder”	Robert Armour (Company Secretary of the Company and New British Energy) and his nominee

“New British Energy”	British Energy Group plc incorporated in Scotland with registered number 270184

“New Shares”	the ordinary shares of 10p each in the capital of New British Energy

“New Special Share”	the special rights redeemable preference share of £1 in the capital of New British Energy

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“Non-voting Deferred Shares”	the non-voting deferred shares of 60p each in the capital of the Company

“Ordinary Share Court Meeting”	the meeting of holders of Ordinary Shares convened by order of the Court pursuant to section 425 of the Act to consider and, if thought fit, approve the Scheme, and any adjournment thereof

“Ordinary Shares”	the ordinary shares of 44 28/43p each in the capital of the Company

“RBS”	The Royal Bank of Scotland plc

“RBS Letter of Credit”	the letter of credit issued on 1 December 2000 by RBS in favour of Barclays Bank Plc (as facility agent) relating to the debt service reserve obligations of EPL under the Amended Credit Agreement

“Registrars”	the registrars of the Company, being Lloyds TSB Registrars

“Restructuring Long Stop Date”	12 noon on 31 January 2005 (or such later date as may be agreed in accordance with the terms of the Creditor Restructuring Agreement)

“Scheme” or “Scheme of Arrangement”	this scheme of arrangement under section 425 of the Act in its present form or with or subject to any modification, addition, term or condition approved or imposed by the Court

“Scheme A Shareholder”	each person who appears as a holder of one or more Scheme A Shares in the relevant register of members of the Company at the Scheme Record Time

“Scheme A Shares”	all the A Shares:

(a) in issue at the date of this Scheme;

(b) (if any) issued thereafter and prior to the Voting Record Time; and

(c)      (if any) issued at or after the Voting Record Time and before the making of the order by the Court for the reduction of capital which forms part of the Scheme in respect of which the original or any subsequent holder shall be bound by this Scheme or shall have agreed in writing to be bound by this Scheme

“Scheme Effective Date”	the date on which the Scheme becomes effective in accordance with its terms

“Scheme Ordinary Shareholder”	each person who appears as a holder of one or more Scheme Ordinary Shares in the relevant register of members of the Company at the Scheme Record Time

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“Scheme Ordinary Shares”	all the Ordinary Shares:

(a) in issue at the date of this Scheme;

(b) (if any) issued thereafter and prior to the Voting Record Time; and

(c)      (if any) issued at or after the Voting Record Time and before the making of the order by the Court for the reduction of capital which forms part of the Scheme in respect of which the original or any subsequent holder shall be bound by this Scheme or shall have agreed in writing to be bound by this Scheme

“Scheme Record Time”	6.00 p.m. on the business day immediately prior to the Scheme Effective Date

“Scheme Shareholder”	a Scheme A Shareholder or a Scheme Ordinary Shareholder

“Scheme Shares”	the Scheme A Shares and the Scheme Ordinary Shares

“Share Price”	the average price reasonably expected by the person determined pursuant to clause 2(H) of this Scheme to be obtained for the New Shares required to be sold pursuant to such clause

“Significant Creditors”	Enron Capital & Trade Europe Finance L.L.C., Teesside Power Limited and Total Gas & Power Limited, and their respective successors in title

“Special Share”	the special rights redeemable preference share of £1 in the capital of the Company

“Subscription Price”	the amount payable in respect of a New Share for which a holder of a Warrant is entitled upon exercise of a Warrant to require subscription, such amount being 98p or such other amount as may from time to time be applicable in accordance with the conditions of the Warrants

“Uncertificated” or “in Uncertificated form”	recorded on the relevant register of the share, loan note or security concerned as being held “in Uncertificated form” in CREST and title to which, by virtue of the CREST Regulations, may be transferred by means of CREST

“Voting Record Time”	6.00 p.m. on the second day before the date of the Ordinary Share Court Meeting and the A Share Court Meeting or, if either the Ordinary Share Court Meeting or the A Share Court Meeting are adjourned, 48 hours before the time appointed for the relevant adjourned meeting

“Warrants”	the warrants to be issued by New British Energy to Scheme Shareholders entitling the holder to subscribe for New Shares

(B)

At the date hereof, the authorised share capital of the Company is £874,999,632 divided into 991,679,020 Ordinary Shares, of which 620,362,444 are issued and are fully paid and the remainder are unissued, 645,586,678 A Shares, of which 80,908,247 are issued and are fully paid and the remainder are unissued, 74,752,351 Non-voting Deferred Shares, of

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which all are issued and are fully paid and one Special Share which is issued and fully paid and held jointly by The Secretary of State for Trade and Industry and The Secretary of State for Scotland.

(C)	New British Energy was incorporated in Scotland as a public limited company on 2 July 2004 under the name British Energy Group plc with registered number 270184.

(D)	The authorised share capital of New British Energy at the date of this Scheme is £50,000.20 divided into 2 New Shares of 10p each and 50,000 non-voting ordinary shares of £1 each of which 2 New Shares and 50,000 non-voting ordinary shares are in issue and fully paid. Prior to the Scheme Effective Date, the Initial Shareholder will approve an increase of New British Energy’s authorised share capital to £480,050,001, comprising the creation of a further 2,799,999,998 New Shares, 2,000,000,000 convertible ordinary shares of 10p each and the New Special Share.

(E)	The Initial Shareholder holds 9,660 British Energy Shares and two New Shares. The Secretary of State for Trade and Industry and The Secretary of State for Scotland will jointly hold the New Special Share and the Company holds the 50,000 non-voting ordinary shares in the capital of New British Energy which New British Energy intends to repurchase following the Scheme becoming effective.

(F)	The purpose of this Scheme is to effect a transfer of ownership of the Company from the Scheme Shareholders to New British Energy by the cancellation of the Scheme Shares and the issue of a new share in the Company to New British Energy in consideration of New British Energy issuing New Shares (paid up in consideration of the compromise of part of the liabilities owed by New British Energy to the Creditors (other than BNFL) pursuant to the Creditor Restructuring Agreement and the Creditors’ Scheme respectively) and Warrants to or for the benefit the Scheme Shareholders. The Company also proposes to apply the balance of the reserve arising from the cancellation of the Scheme Shares not applied in paying up the new share to reduce the deficit in the profit and loss account of the Company brought about by a permanent loss of capital by the Company. New British Energy has agreed to transfer the new Ordinary Share in the Company acquired pursuant to this Scheme to British Energy Holdings plc, a subsidiary of New British Energy.

(G)	New British Energy and the Initial Shareholder have agreed to consent to the sanction of this Scheme by the Court and to undertake to be bound unconditionally thereby and to execute and do or procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by it or them for the purpose of giving effect to this Scheme.

(H)	The Company also proposes to reduce its share capital by the cancellation and extinguishment of all the Non-voting Deferred Shares in issue outwith this Scheme.

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THE SCHEME

1.	Cancellation of the Scheme Shares

(A)	The share capital of the Company shall be reduced by cancelling and extinguishing the Scheme Shares.

(B)	Forthwith and contingently upon the said reduction of capital referred to in clause 1(A) of this Scheme taking effect:

(i)	the authorised share capital of the Company shall be increased by 44 28/43p by the creation of one new Ordinary Share of 44 28/43p in the Company;

(ii)	the Company shall apply 44 28/43p of the reserve arising in its books on such reduction of capital in paying up, in full at par, the new Ordinary Share created pursuant to clause 1(B)(i) of this Scheme and shall allot and issue the same credited as fully paid up at par to New British Energy; and

(iii)	the amount by which the reserve arising in the books of the Company on the reduction of capital pursuant to clause 1(A) of this Scheme exceeds the reserve applied to pay up, in full at par, the new Ordinary Share created pursuant to clause 1(B)(i) of this Scheme will be credited to the profit and loss account of the Company.

2.	Consideration for the cancellation of the Scheme Shares

(A)	Immediately after the fulfilment of the steps in clause 2.5.1(a)(iv) of the Creditors’ Scheme, in consideration of the cancellation of the Scheme Shares and the compromise, full and final discharge, satisfaction and cancellation of part of the liabilities owed by New British Energy to the Creditors (other than BNFL) under the Creditor Restructuring Agreement and the Creditors’ Scheme respectively, New British Energy shall:

(i)	if a valid election is made pursuant to clause 2(E) of this Scheme or is deemed to have been made pursuant to clause 2(F) of this Scheme (subject to the provisions of clauses 2(B) and (C) of this Scheme) allot (credited as fully paid up) New Shares and issue Warrants to each Scheme Ordinary Shareholder on the following basis:

for every 50 Scheme Ordinary Shares cancelled	1.0 New Share and 2.1 Warrants

and so in proportion for any other number of Scheme Ordinary Shares held. If the resulting number is not a whole number, the number of New Shares and/or Warrants receivable by a Scheme Ordinary Shareholder or on his behalf will be rounded down to the nearest whole number. Fractional entitlements to New Shares and/or Warrants shall not be allotted and/or issued (as appropriate) to Scheme Ordinary Shareholders or on their behalf; and

(ii)	if a valid election is made pursuant to clause 2(E) of this Scheme or is deemed to have been made pursuant to clause 2(F) of this Scheme (subject to the provisions of clauses 2(B) and (C) of this Scheme) allot (credited as fully paid up) New Shares and issue Warrants to each Scheme A Shareholder on the following basis:

for every 50 Scheme A Shares cancelled	1.0 New Share and 2.1 Warrants

and so in proportion for any other number of Scheme A Shares held. If the resulting number is not a whole number, the number of New Shares and/or Warrants receivable by a Scheme A Shareholder or on his behalf will be rounded down to the nearest whole number. Fractional entitlements to New Shares and/or Warrants shall not be allotted and/or issued (as appropriate) to Scheme A Shareholders or on their behalf.

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(B)	Fractional entitlements to New Shares arising as a result of clause 2(A) will be aggregated and allotted and/or issued (as appropriate) to a person determined by New British Energy on terms that such person shall sell such New Shares, as soon as possible after the Scheme Effective Date, at the best price which can reasonably be obtained in the market at the time of sale, and distribute pro rata to each Scheme Shareholder entitled thereto the net proceeds of such sale, after the deduction of all expenses and commission, including any value added tax payable thereon by sending a cheque to such Scheme Shareholder or as he or she may direct by post within 14 days following completion of such sale and otherwise in accordance with clause 3 of this Scheme. In the absence of bad faith or wilful default, neither New British Energy, its directors and officers nor the person selling the New Shares shall have any liability for any loss or damage arising as a result of the timing or terms of such sale.

(C)	The Initial Shareholder who holds two New Shares shall be treated as having received such shares as part of his entitlement to receive New Shares under this Scheme and his entitlement to receive New Shares shall be reduced accordingly.

(D)	The New Shares to be issued pursuant to clause 2 of this Scheme shall rank in full for all dividends or other distributions made, paid or declared after the Scheme Effective Date on the ordinary share capital of New British Energy.

(E)	Each Scheme Shareholder may at the time and in the manner specified in this paragraph elect to have all (but not some only) of the New Shares and Warrants to which he or she is entitled pursuant to clause 2(A) of this Scheme registered in his or her name or in the name of a person nominated by him or her. An election under this paragraph shall be made by completing a form of election in such form as may be prescribed by the Board and delivering the same to the Registrars at any time prior to the Election Return Time with such evidence as the Board may require to prove the title of the person exercising such right and the capacity, power and due authority of the signatory. A form of election completed and delivered by a Scheme Shareholder shall only be valid if and to the extent such person holds Scheme Shares at the Scheme Record Time.

(F)	Subject to clause 2(G) of this Scheme every Scheme Shareholder shall be deemed to have elected to have the warrants issued to him or her pursuant to clause 2(A) of this Scheme registered in his or her name if the Company is advised by the person determined by New British Energy pursuant to clause 2(H) of this Scheme that the Share Price is less than the Subscription Price.

(G)	An election made under clause 2(E) of this Scheme or deemed to have been made under clause 2(F) of this Scheme shall be deemed to be invalid and of no effect insofar as it relates to New Shares and/or Warrants if in respect of the Scheme Shareholder making the election or the person nominated by him or her New British Energy is advised that the allotment or issue of New Shares and/or Warrants pursuant to this Scheme would or might infringe the laws of any jurisdiction outside the United Kingdom or would or might require compliance with any governmental or other consent or any registration, filing or other formality, which the Company or New British Energy (as the case may be) is unable to comply with or regards as unduly onerous to comply with.

(H)

New British Energy shall allot and/or issue the New Shares and/or Warrants (as appropriate) to which Scheme Shareholders are entitled and for which valid elections have not been made under clause 2(E) of this Scheme and have not been deemed to be made under clause 2(F) of this Scheme or have been deemed to be invalid pursuant to clause 2(G) of this Scheme to a person determined by New British Energy on terms that such person shall sell such New Shares and/or Warrants (or exercise such Warrants and sell the resulting New Shares) as soon as possible after the Scheme Effective Date at the best price which can reasonably be obtained in the market at the time of sale, and account for the net proceeds of such sale (if any), after the deduction of all expenses and commission, including any value added tax payable thereon (and, if any Warrants are exercised, after

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deduction of the aggregate Subscription Price for such Warrants), by sending a cheque to such Scheme Shareholder or as he or she may direct by post within 14 days following completion of such sale and otherwise in accordance with clause 3 of this Scheme. In the absence of bad faith or wilful default, neither New British Energy, its directors and officers nor the person selling the New Shares and/or Warrants shall have any liability for any loss or damage arising as a result of the timing or terms of such sale or exercise.

3.	Allotment and issue of New Shares and Warrants

(A)	New British Energy shall, as soon as reasonably practicable after the Scheme Effective Date, allot and/or issue all New Shares and Warrants (as appropriate) which it is required to allot and issue to Scheme Shareholders or persons nominated by them pursuant to clause 2 of this Scheme and shall send by post to the allottees, or as they may direct, certificates for such New Shares and Warrants (as applicable). Where the Scheme Shares are held in Uncertificated form, New British Energy will procure that CRESTCo is instructed to cancel the entitlement to Scheme Shares of the Scheme Shareholder concerned and credit the appropriate stock account in CREST of the Scheme Shareholder concerned with such shareholder’s entitlement to New Shares and Warrants provided that New British Energy may (if, for any reason, it wishes to do so) determine that all or part of such consideration shall be settled in the manner referred to in the first sentence of this clause 3(A).

(B)	All deliveries of certificates and all cheques required to be sent shall be sent through the post in prepaid envelopes addressed to the persons respectively entitled thereto, or as they may direct, at their respective addresses appearing in the register of members of the Company at the Scheme Record Time (or, in the case of joint holders, to the address of that one of the joint holders whose name stands first in the register in respect of such joint holding) or in accordance with any special instructions regarding communications.

(C)	None of the Company, New British Energy or the person referred to in clauses 2(B) and (H) of this Scheme shall be responsible for any loss or delay in transmission of certificates or cheques sent in accordance with this clause 3 which shall be sent at the risk of the persons entitled thereto.

(D)	All cheques shall be made payable to the holder or, in the case of joint holders, to the first-named of such holders of the Scheme Shares concerned and the encashment of any such cheque shall be a complete discharge to New British Energy for the money represented thereby.

(E)	With effect from and including the Scheme Effective Date, all certificates for Scheme Shares shall cease to be valid in respect of such holding and will cease to be of value. All certificates representing the Scheme Shares shall at the request of New British Energy or the Company be delivered for cancellation to New British Energy or to any person appointed by New British Energy to receive the same.

(F)	The preceding provisions of this clause shall take effect subject to any prohibition or condition imposed by law.

4.	Mandated payments and other instructions

Each mandate in force at the Scheme Record Time relating to the payment of dividends on the British Energy Shares and each instruction then in force as to notices and other communications shall, unless and until varied or revoked, be deemed as from the Scheme Effective Date to be a valid and effective mandate or instruction to New British Energy in relation to the corresponding New Shares and Warrants to be allotted and issued pursuant to this Scheme.

5.	Costs

The Company will pay all the costs and expenses relating to the negotiation, preparation and implementation of the Scheme.

90

6.	Operation of this Scheme

This Scheme shall become effective as soon as a certified copy of the Order of the Court sanctioning this Scheme under section 425 of the Act and confirming under section 137 of the Act the reduction of the capital of the Company provided for by clause 1 of this Scheme shall have been duly delivered to the Registrar of Companies for registration and, in the case of the confirmation of the reduction of capital, registered by him.

7.	Expiry date

Unless this Scheme has become effective on or before the Restructuring Long Stop Date, it shall never become effective.

8.	Modification

The Company and New British Energy may jointly consent on behalf of all persons concerned to any modification of or addition to this Scheme or to any condition which the Court may think fit to approve or impose.

Dated: 29 November 2004

91

NOTICE OF COURT MEETING OF ORDINARY SHAREHOLDERS

OF BRITISH ENERGY PLC

UNDER SECTION 425 OF THE COMPANIES ACT 1985

In a Petition presented to the Court of Session at the instance of British Energy plc, a company incorporated under the Companies Act 1985 and having its registered office at 3 Redwood Crescent, Peel Park, East Kilbride, Lanarkshire (the “Company”) for sanction of a scheme of arrangement with members under Section 425 of the Companies Act 1985, confirmation of reductions of capital and re-registration as a private limited company, by virtue of an order made by Lord Eassie dated 9 November 2004 the Court has ordered that a meeting (the “Ordinary Share Court Meeting”) be summoned of the holders of Ordinary Shares (as defined in the members’ scheme of arrangement hereinafter referred to) for the purpose of considering and, if thought fit, approving (with or without modification) a members’ scheme of arrangement (the “Members’ Scheme”) proposed to be made between the Company and the holders of Ordinary Shares and the holders of A Shares (as defined in the Members’ Scheme) and notice is hereby given that the Ordinary Share Court Meeting will be held at the Murrayfield Stadium Conference Centre, Edinburgh EH12 5PJ on 22 December 2004 at 10.30 a.m. at which place and time all holders of Ordinary Shares are requested to attend.

A copy of the said Members’ Scheme and a copy of the statement explaining the effect of the Members’ Scheme are included in the document of which this Notice forms part.

The holders of Ordinary Shares in the Company may vote in person at the Ordinary Share Court Meeting or they may appoint another person, whether a member of the Company or not, as their proxy to attend and vote in their stead. A green form of proxy for use at the Ordinary Share Court Meeting is enclosed herewith.

In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.

It is requested that forms appointing proxies be lodged with the registrars of the Company, Lloyds TSB Registrars, SEA 9441, The Causeway, Worthing BN99 6ED not less than 48 hours before the time appointed for the Ordinary Share Court Meeting or any adjourned relevant Court meeting, but if forms are not so lodged they may be handed to the Chairman at the Ordinary Share Court Meeting.

Only those shareholders registered in the register of members of the Company as at 6.00 p.m. on 20 December 2004 or, in the event that the Ordinary Share Court Meeting is adjourned, in the register of members 48 hours before the time appointed for the adjourned meeting shall be entitled to attend or vote in respect of the number of Ordinary Shares registered in their name at the relevant time. Changes to entries in the relevant register of members after 6.00 p.m. on 20 December 2004 or, in the event that the Ordinary Share Court Meeting is adjourned, in the register of members less than 48 hours before the time appointed for the adjourned meeting shall be disregarded in determining the rights of any person to attend or vote at the Ordinary Share Court Meeting.

By said Order dated 9 November 2004, the Court has authorised the Ordinary Share Court Meeting to appoint Adrian Montague (the Chairman of the Company) or, failing him, Clare Spottiswoode (a director of the Company), to act as Chairman of the Ordinary Share Court Meeting and has directed the Chairman to report the result thereof to the Court.

Dated: 29 November 2004

MacRoberts

Excel House, 30 Semple Street

Edinburgh EH3 8BL

Solicitors for the Company

92

NOTICE OF COURT MEETING OF A SHAREHOLDERS

OF BRITISH ENERGY PLC

UNDER SECTION 425 OF THE COMPANIES ACT 1985

In a Petition presented to the Court of Session at the instance of British Energy plc, a company incorporated under the Companies Act 1985 and having its registered office at 3 Redwood Crescent, Peel Park, East Kilbride, Lanarkshire (the “Company”) for sanction of a scheme of arrangement with members under Section 425 of the Companies Act 1985, confirmation of reductions of capital and re-registration as a private limited company by virtue of an order made by Lord Eassie dated 9 November 2004 the Court has ordered that a meeting (the “A Share Court Meeting”) be summoned of the holders of A Shares (as defined in the members’ scheme of arrangement hereinafter referred to) for the purpose of considering and, if thought fit, approving (with or without modification) a members’ scheme of arrangement (the “Members’ Scheme”) proposed to be made between the Company and the holders of Ordinary Shares and the holders of A Shares (as defined in the Members’ Scheme) and notice is hereby given that the A Share Court Meeting will be held at the Murrayfield Stadium Conference Centre, Edinburgh EH12 5PJ on 22 December 2004 at 11.30 a.m. (or as soon thereafter as the Ordinary Share Court Meeting (as defined in the Members’ Scheme) shall have been concluded or adjourned) at which place and time all holders of A Shares are requested to attend.

A copy of the said Members’ Scheme and a copy of the statement explaining the effect of the Members’ Scheme are included in the document of which this Notice forms part.

The holders of A Shares in the Company may vote in person at the A Share Court Meeting or they may appoint another person, whether a member of the Company or not, as their proxy to attend and vote in their stead. A blue form of proxy for use at the A Share Court Meeting is enclosed herewith.

In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.

It is requested that forms appointing proxies be lodged with the registrars of the Company, Lloyds TSB Registrars, SEA 9441, The Causeway, Worthing BN99 6ED not less than 48 hours before the time appointed for the A Share Court Meeting or any adjourned relevant Court meeting, but if forms are not so lodged they may be handed to the Chairman at the A Share Court Meeting.

Only those shareholders registered in the register of members of the Company as at 6.00 p.m. on 20 December 2004 or, in the event that the A Share Court Meeting is adjourned, in the register of members 48 hours before the time appointed for the adjourned meeting shall be entitled to attend or vote in respect of the number of A Shares registered in their name at the relevant time. Changes to entries in the relevant register of members after 6.00 p.m. on 20 December 2004 or, in the event that the A Share Court Meeting is adjourned, in the register of members less than 48 hours before the time appointed for the adjourned meeting shall be disregarded in determining the rights of any person to attend or vote at the A Share Court Meeting.

By said Order dated 9 November 2004, the Court has authorised the A Share Court Meeting to appoint Adrian Montague (the Chairman of the Company) or, failing him, Clare Spottiswoode (a director of the Company), to act as Chairman of the A Share Court Meeting and has directed the Chairman to report the result thereof to the Court.

Dated: 29 November 2004

MacRoberts

Excel House, 30 Semple Street

Edinburgh EH3 8BL

Solicitors for the Company

93

NOTICE OF EXTRAORDINARY GENERAL MEETING

BRITISH ENERGY PLC

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the above named company (the “Company”) will be held at the Murrayfield Stadium Conference Centre, Edinburgh EH12 5PJ, on 22 December 2004 at 12 noon (or as soon thereafter as the separate meetings of the holders of A Shares and Ordinary Shares in the Company summoned by order of the Court for the same day and place shall have been concluded or adjourned) for the purpose of considering and, if thought fit, passing the following resolutions of which resolution 1 will be proposed as a special resolution and resolution 2 will be proposed as an ordinary resolution:

SPECIAL RESOLUTION

1.	THAT:

(A)	The scheme of arrangement dated 29 November 2004 (the “Members’ Scheme”) between the Company and the holders of it’s A Shares of 60p each and Ordinary Shares of 44 28/43p each a print of which has been produced to this meeting and for the purpose of identification signed by the chairman hereof, be approved;

(B)	for the purpose of giving effect to the Members’ Scheme:

(i)	the capital of the Company be reduced by cancelling and extinguishing the Scheme Shares (as defined in the Members’ Scheme);

(ii)	forthwith and contingently upon the reduction of capital referred to in paragraph (i) above taking effect the authorised capital of the Company be increased by 44 28/43p by the creation of one new Ordinary Share of 44 28/43p in the capital of the Company, such new Ordinary Share to carry the rights and be subject to the restrictions set out in the articles of association of the Company;

(iii)	the directors of the Company be unconditionally authorised for the purposes of section 80 of the Companies Act 1985 to allot the new Ordinary Share created pursuant to paragraph (B)(ii) of this resolution provided that:

(a)	the maximum aggregate nominal amount of shares which may be allotted is 44 28/43p;

(b)	this authority shall expire on 31 October 2009; and

(c)	this authority shall supersede and revoke any other authority under section 80 of the Companies Act 1985 previously granted and in force on the date on which this resolution is passed;

(iv)	44 28/43p of the credit arising in the books of account of the Company as a result of the cancellation of the Scheme Shares be capitalised and applied in paying up in full at par the new Ordinary Share created pursuant to paragraph (B)(ii) of this resolution which shall be allotted, credited as fully paid, to British Energy Group plc or its nominee in accordance with the provisions of the Members’ Scheme and the balance of the credit arising in the books of account of the Company as a result of the cancellation of the Scheme Shares be credited to the profit and loss account of the Company; and

(v)	the directors be empowered in substitution to all previous such authorities pursuant to section 95 of the Act to allot equity securities (as defined in section 94(2) of the Act) for cash pursuant to the authority conferred in paragraph (iii) above as if section 89(1) of the Act did not apply to any such allotments provided that this authority shall expire on 31 October 2009;

(C)	the capital of the Company be further reduced by cancelling and extinguishing the 74,752,351 issued Non-voting Deferred Shares of 60p each and the credit arising in the books of account of the Company as a result of the cancellation of the Non-voting Deferred Shares be credited to the profit and loss account of the Company; and

(D)	with effect from the passing of this resolution, the articles of association of the Company be amended by the adoption and inclusion of the following new article 138:

94

“SCHEME OF ARRANGEMENT

(i)	For the purpose of this article 138, references to the “Scheme” are to the scheme of arrangement between the Company and the Scheme Shareholders (as defined in the Scheme) dated 29 November 2004 under section 425 of the Act.

(ii)	Notwithstanding any other provision of these articles, any shares issued by the Company after the adoption of this article and before the making of the order by the Court for the reduction of capital which forms part of the Scheme shall be allotted and issued subject to the terms of the Scheme and the holder or holders of such shares shall be bound by the Scheme accordingly.

(iii)	If any Ordinary Shares or A Shares are allotted or issued to any person (a “new member”) (other than to or to anyone acting on behalf of British Energy Group plc or any subsidiary undertaking of British Energy Group plc) after the making of the order by the Court for the reduction of capital which forms part of the Scheme they shall be immediately transferred to British Energy Holdings plc in consideration of and conditionally on the allotment and issue by British Energy Holdings plc to the new member of such number of shares in the capital of British Energy Holdings plc and having such rights and subject to such restrictions as the board of British Energy Holdings plc may decide in its absolute discretion.

(iv)	In order to give effect to any such transfer required by this article 138, the Company may appoint any person to execute and deliver a form of transfer on behalf of the new member in favour of British Energy Holdings plc and/or its nominees and to agree for and on behalf of the new member to become a member of British Energy Holdings plc. Pending the registration of British Energy Holdings plc as a holder of any share to be transferred pursuant to this article 138, British Energy Holdings plc shall be empowered to appoint a person nominated by the directors of the Company to act as attorney on behalf of any holder of such share in accordance with such directions as British Energy Holdings plc may give in relation to any dealings with or disposal of such share (or any interest therein), exercising any rights attached thereto or receiving any distribution or other benefit accruing to or payable in respect thereof and any holder of such share shall exercise all rights attached thereto in accordance with the directions of British Energy Holdings plc but not otherwise.”

ORDINARY RESOLUTION

2.	THAT the disposal of all of the Company’s assets to British Energy Holdings plc (the “Disposal”) pursuant to the agreement dated 8 October 2004 (the “Business Transfer Agreement”) described in the circular to shareholders of which this notice forms part (the “Circular”) be and is hereby approved and that the directors be and are hereby authorised to agree any adjustments required in accordance with the Business Transfer Agreement as they think fit, to exercise the rights of the Company and its subsidiaries under the Business Transfer Agreement as they think fit and to vary, amend or extend any of the terms of the Business Transfer Agreement as they think fit (provided any such variation, amendment or extension is anticipated in the Circular or is not of a material nature in the context of the Disposal as a whole) and to take such steps on behalf of the Company and its subsidiaries as they may consider necessary or desirable to meet the conditions of the Business Transfer Agreement and complete and carry the proposed Disposal into effect.

Registered office By order of the board

Robert Armour

3 Redwood Crescent Secretary

Peel Park

East Kilbride

G74 5PR 29 November 2004

95

Notes:

[1]	A member of the Company entitled to attend and vote at the above meeting is entitled to appoint a proxy or proxies to attend and, on a poll, vote instead of him/her. A proxy need not be a member of the Company. A white Form of Proxy is enclosed. To be effective, the white Form of Proxy together with the power of attorney or authority, if any, under which it is signed (or a duly certified copy of any such power or authority) must be lodged with the Company’s Registrars not less than 48 hours before the time of the meeting. Return of a completed Form of Proxy will not preclude a member from attending and voting personally at the meeting.

[2]	In accordance with Regulation 41 of the Uncertificated Securities Regulations 2001 and the articles of association of the Company, only those Ordinary Shareholders entered on the relevant register of members of the Company as at 6.00 p.m. on 20 December 2004 shall be entitled to attend or vote at the meeting in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of members after 6.00 p.m. on 20 December 2004 shall be disregarded in determining the rights of any person to attend or vote at the meeting.

96

Printed by RR Donnelley 53567

EXHIBIT 20.2

This document comprises: (i) listing particulars in relation to the issue of the New Shares and Warrants of British Energy Group plc pursuant to the Schemes and other arrangements with certain of the Creditors; (ii) a prospectus in relation to the issue of the Warrants of British Energy Group plc pursuant to the Disposal; and (iii) listing particulars in relation to the issue of the New Bonds of British Energy Holdings plc. Application has been made to the UK Listing Authority and to the London Stock Exchange respectively, for admission to the Official List of the UK Listing Authority and for trading on the London Stock Exchange’s market for listed securities of the New Shares and Warrants of British Energy Group plc and the New Bonds of British Energy Holdings plc. It is expected that Admission will become effective and that dealings in the New Shares, Warrants and New Bonds will commence on the London Stock Exchange on the dealing day immediately following the Restructuring Effective Date.

This document has been prepared in connection with Admission, which is conditional upon the Restructuring being implemented. The implementation of the Restructuring remains subject to the satisfaction of a number of important conditions. A summary of the conditions and of the Restructuring is set out in Part VI: Further information relating to the Restructuring. Unless the context otherwise requires, this document assumes that the Restructuring has been implemented in accordance with its terms.

Copies of this document, as required by the Listing Rules made under section 74 of the Financial Services and Markets Act 2000, have been delivered to the Registrar of Companies in Scotland for registration as required by section 83 of that Act.

The Directors of British Energy Group plc and British Energy Holdings plc, whose names appear on page 4 of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information. Your attention is drawn to the “Risk factors” set out in Part II of this document.

Any reference to this document means this document excluding all information incorporated by reference. British Energy Group plc and British Energy Holdings plc have each confirmed that any information incorporated by reference, including any such information to which readers of this document are expressly referred, has not been and does not need to be included in the document to satisfy the requirements of the Financial Services and Markets Act 2000 or the Listing Rules. British Energy Group plc and British Energy Holdings plc each believe that none of the information incorporated therein by reference conflicts in any material respect with the information included in the document.

BRITISH ENERGY GROUP PLC

(Incorporated and registered in Scotland under

the Companies Act 1985 with registered no. 270184)

and

BRITISH ENERGY HOLDINGS PLC

(Incorporated and registered in Scotland under

the Companies Act 1985 with registered no. 270186)

Introduction to the Official List of

561,016,553 British Energy Group plc shares

29,527,187 Warrants to subscribe for up to 29,527,187 British Energy Group plc shares

and

£550,000,000 British Energy Holdings plc Bonds

Guaranteed by British Energy Group plc companies

Sponsored by Citigroup Global Markets Limited

No New Shares or Warrants and no New Bonds have been marketed to, nor are any available for purchase, in whole or in part, by the public in the United Kingdom or elsewhere in connection with Admission. This document does not constitute an offer or invitation to any person to subscribe for or purchase any securities of British Energy Group plc or British Energy Holdings plc or any other entity.

Citigroup Global Markets Limited is advising British Energy plc, British Energy Group plc and British Energy Holdings plc and no one else in connection with Admission and the Restructuring described in this document and will not be responsible to anyone other than British Energy plc, British Energy Group plc and British Energy Holdings plc for providing protections afforded to their clients nor for providing any advice in relation to Admission or the Restructuring.

HSBC Bank plc is advising British Energy plc, British Energy Group plc and British Energy Holdings plc and no one else in connection with Admission and the Restructuring described in this document and will not be responsible to anyone other than British Energy plc, British Energy Group plc and British Energy Holdings plc for providing protections afforded to their clients nor for providing any advice in relation to Admission or the Restructuring.

The distribution of this document in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities law of any such jurisdictions.

The New Shares, the New Bonds and the Warrants to be issued pursuant to the Restructuring have not been and will not be registered under the US Securities Act of 1933, as amended (the Securities Act) or any state securities laws and are being issued in connection with the Restructuring pursuant to exemptions from the registration requirements under the Securities Act, including, with respect to the New Shares and Warrants issued in connection with the Members’ Scheme and the New Shares issued in connection with the Creditors’ Scheme, the exemption provided by Section 3(a)(10) of the Securities Act, and with respect to the New Bonds and the Warrants (if issued in connection with the Disposal) only (a) in the United States pursuant to the exemption provided by section 4(2) of the Securities Act, and (b) outside the US in reliance on Regulation S under the Securities Act.

Neither the US Securities and Exchange Commission nor any state securities commission in the US, nor any other US regulatory authority has approved or disapproved these securities or determined if this document is truthful or complete. Any representation to the contrary is a criminal offence.

This document contains certain statements, statistics and projections that are or may be forward-looking. These statements typically contain words such as “intends”, “expects”, “anticipates”, “estimates” and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances which may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, factors identified elsewhere in this document, other risks described in Part II: Risk factors, as well as: future revenues being lower than expected; increasing competitive pressures within the industry; general economic conditions or conditions affecting our industry, both domestically and internationally, being less favourable than expected; and/or conditions in the securities market being less favourable than expected.

Copies of this document are available for inspection (only during normal business hours) at the Document Viewing Facility of the Financial Services Authority at 25 The North Colonnade, Canary Wharf, London E14 5HS up to and including the date of Admission and copies are available for collection on request, free of charge, up to and including the date of Admission from the Company’s registered office at 3 Redwood Crescent, Peel Park, East Kilbride G74 5PR.

NEW HAMPSHIRE SECURITIES LAW

Neither the fact that a registration statement or an application for a licence has been filed under Chapter 421-B of the New Hampshire Revised Statutes Annotated (Chapter 421-B) with the State of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the State of New Hampshire constitutes a finding by the Secretary of State of New Hampshire that any document filed under Chapter 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the Secretary of State of New Hampshire has passed in any way upon the merits or qualifications of or recommended or given approval to, any person, security or transaction. It is unlawful to make, or cause to be made, to any prospective purchaser, customer, or client any representation inconsistent with the provisions of this paragraph.

SHAREHOLDERS IN AUSTRALIA, CANADA OR GERMANY

No steps have been taken, nor will any be taken, to enable the New Shares or Warrants to be offered in compliance with the applicable securities laws of Australia, Canada or Germany and any offer or invitation in relation to the New Shares and Warrants is not available, directly or indirectly, to persons in, or with their registered address in, Australia, Canada or Germany. This document is being sent to British Energy Shareholders with registered addresses in Australia, Canada or Germany solely for information purposes in connection with the Court Meetings and the Extraordinary General Meeting. British Energy Shareholders in, or with their registered address in, Australia, Canada or Germany will not receive any New Shares and/or Warrants under, or in connection with, the Restructuring and instead may only receive cash if the Members’ Scheme or the Disposal is approved by Ordinary Shareholders.

SHAREHOLDERS IN IRELAND

This document shall be first published or issued in the UK. Neither this document nor the information contained herein constitutes an offer to the public of the New Shares or Warrants and, accordingly, this document is not a prospectus within the meaning of the Irish Companies Act, 1963 (as amended) or the Irish European Communities (Transferable Securities and Stock Exchange) Regulations, 1992.

INDICATIVE TIMETABLE OF PRINCIPAL EVENTS

The times and dates given below and mentioned throughout this document are based on current best case expectations and are subject to change as a result of, amongst other things, the factors noted below.1

2004

Meetings of Bondholders (2003 Bonds) (2006 Bonds) (2016 Bonds)	9.20am on 22 December 2004 9.40am on 22 December 2004 10.00am on 22 December 2004

Court meeting of Ordinary Shareholders of British Energy	10.30am on 22 December 2004

Court meeting of ‘A’ Shareholders of British Energy	11.30am on 22 December 2004

Extraordinary General Meeting of Ordinary Shareholders of British Energy[2]	12.00 noon on 22 December 2004

Court meeting of certain Creditors of British Energy	12.30pm on 22 December 2004

Court hearing of petition to sanction Creditors’ Scheme	14 January 2005

Court hearing of petition to sanction Members’ Scheme	14 January 2005

Last day of dealings in the Existing Bonds	14 January 2005

Restructuring Effective Date[3]	14 January 2005

Admission of the New Shares, Warrants and New Bonds	8.00am on the dealing day immediately following the Restructuring Effective Date

Listing of New ADRs on the NYSE, if possible[4]	9.30am (New York Time) on the trading day immediately following the Restructuring Effective Date

Crediting of the New Shares and Warrants to CREST accounts and of the New Bonds to the common depositary’s Euroclear and Clearstream accounts[5]	the dealing day immediately following the Restructuring Effective Date

Despatch of definitive New Share certificates and/or Warrant certificates to British Energy Shareholders where valid Forms of Election have been received	within 14 days of the Restructuring Effective Date

Despatch of cheques in respect of proceeds of sale of New Shares and/or Warrants to British Energy Shareholders where valid Forms of Election have not been received	within 14 days of the sale of the New Shares and/or Warrants

[1]	These times and dates (including those in relation to the Restructuring Effective Date and Admission) are indicative only and are based on the Company’s current best case expectation and will depend, amongst other things, on the timetable fixed by the Court, whether any objections are lodged in respect of the Members’ Scheme or the Creditors’ Scheme, the date upon which the Court sanctions the Creditors' Scheme and Members' Scheme (if relevant) and the date on which steps are taken to make the relevant Scheme Effective. Unless otherwise stated, all times stated in this document are London times and assume that Scheme Creditors have approved the Creditors’ Scheme and that British Energy Shareholders have approved the Members' Scheme.
2.	To commence at the time fixed or, if later, immediately following the conclusion or adjournment of the relevant Court meeting.
3.	This date is indicative only and is based on the Company’s current best case expectation and may change as a result of, amongst other things, any of the factors outlined in note 1 above.
4.	On 28 September 2004, the NYSE suspended trading in British Energy ADRs and commenced proceedings to permanently delist British Energy ADRs from the NYSE. British Energy has appealed the NYSE’s decision. If the Members’ Scheme does not become Effective, or if British Energy or the Company fail to meet the NYSE’s relevant listing criteria on or prior to Admission, New ADRs will not be issued or listed on the NYSE on Admission. In that event, we have agreed to take all reasonable steps to apply for a listing of New ADRs on the NYSE at such time following Admission as we are able to satisfy the NYSE listing criteria. In such circumstances, however, we will be required to satisfy the NYSE’s listing criteria for new securities, including minimum public float and minimum shareholder eligibility requirements that we may not be able to satisfy immediately after Admission.
5.	Crediting of the New Bonds and New Shares to which Creditors are entitled will commence on this date and will be made in accordance with the arrangements set out in the Creditor Restructuring Agreement (in respect of the Eggborough Banks and Significant Creditors) and the Creditors’ Scheme Circular (in respect of RBS and the Bondholders). Crediting of the New Shares and/or Warrants to which British Energy Shareholders would be entitled if the Members’ Scheme becomes Effective or if the Members’ Scheme does not become Effective but the Disposal is approved will occur on this date if valid Forms of Election have been returned in accordance with the Members’ Scheme Circular.

DIRECTORS, SECRETARY AND ADVISERS

Directors of British Energy Group plc and of British Energy Holdings plc	Adrian Montague Mike Alexander Roy Anderson Stephen Billingham William A Coley Pascal Colombani John Delucca Ian Harley David Pryde Clare Spottiswoode Sir Robert Walmsley

(Chairman)

(Chief Executive)

(Chief Nuclear Officer) (Finance Director)

(Non-executive Director)

(Non-executive Director)

(Non-executive Director)

(Non-executive Director)

(Non-executive Director)

(Deputy Chairman)

(Non-executive Director)

Company secretary of British Energy Group plc and of British Energy Holdings plc	Robert Armour

Registered office of British Energy Group plc and of British Energy Holdings plc	3 Redwood Crescent Peel Park East Kilbride Scotland G74 5PR

Sponsor and financial adviser	Citigroup Global Markets Limited Citigroup Centre 33 Canada Square London E14 5LB

Auditors to British Energy Group plc and to British Energy Holdings plc and reporting accountants	PricewaterhouseCoopers LLP Erskine House 68-73 Queen Street Edinburgh EH2 4NH

Solicitors to British Energy Group plc and to British Energy Holdings plc	As to English law: Clifford Chance LLP 10 Upper Bank Street London E14 5JJ	As to Scottish law: MacRoberts 152 Bath Street Glasgow G2 4TB

Solicitors to the Sponsor	Linklaters One Silk Street London EC2Y 8HQ

Joint Stockbrokers	HSBC Bank plc 8 Canada Square London E14 5HQ Citigroup Global Markets Limited Citigroup Centre 33 Canada Square London E14 5LB

Principal Paying Agent	HSBC Bank plc Corporate Trust & Loan Agency 8 Canada Square London E14 5HQ

Registrar for New Shares and Warrants	Lloyds TSB Registrars The Causeway Worthing West Sussex BN99 6DA

Registrar for New Bonds	HSBC Private Bank (Jersey) Limited PO Box 88, 1 Grenville Street St Helier Jersey JE4 9PF Channel Islands

Distribution agent	Law Debenture Trust Company of New York 767 Third Avenue New York, New York 10017

Bankers	Clydesdale Bank plc 12 St. Vincent Street Glasgow G1 2HL

Bond Trustee	The Law Debenture Trust Corporation p.l.c. Fifth Floor 100 Wood Street London EC2V 7EX

ADR Depositary	JPMorgan Chase Bank, N.A. 4 New York Plaza New York, New York 10004

Transfer Agents for New Bonds	HSBC Bank plc Level 24 8 Canada Square London E14 5HQ

Dexia Banque Internationale à Luxembourg, société anonyme 69, route d’ Esch L-2953 Luxembourg

KEY INFORMATION

The following summary information is extracted from the full text of this document. It does not purport to be complete and should be read in conjunction with the document as a whole and, in particular, the more detailed information appearing elsewhere in this document including the risk factors set out in Part II: Risk factors. You should not rely on this summary information only.

The summary financial information contained in this section is extracted without material adjustment from Part IV: Financial information and the summary unaudited pro forma financial information is extracted without material adjustment from Part V: Unaudited pro forma financial information. This financial information should be read in conjunction with the document as a whole and, in particular, the more detailed financial information set out in Parts IV and V. Our sales figures have been extracted from our underlying accounting records used in the preparation of Part IV: Financial information. Our capacity and output figures have been sourced from our own operational records. The term “capacity” is explained in detail in the Glossary at the end of this document.

Any reference to this document means this document excluding all information incorporated by reference. New British Energy and Holdings plc have each confirmed that any information incorporated by reference, including any such information to which readers of this document are expressly referred, has not been and does not need to be included in the document to satisfy the requirements of the Financial Services and Markets Act 2000 or the Listing Rules. New British Energy and Holdings plc believe that none of the information incorporated herein by reference conflicts in any material respect with the information included in this document.

Unless the context otherwise requires, this document assumes that the Restructuring has been implemented.

In this document, except as otherwise specified, “we”, “us” or “our” refer to New British Energy and/or Holdings plc together with, in each case, its subsidiaries as they will be from Admission or to British Energy and/or its subsidiaries and any of their respective predecessors in business, as the context may require.

Overview of the New British Energy Group

We own and operate eight nuclear power stations in the UK, with a combined capacity of approximately 9,600 MW, and the Eggborough power station, a coal-fired power station in North Yorkshire, England, with a capacity of 1,960 MW. British Energy plc (British Energy) is the ultimate holding company of British Energy Generation Limited (BEG) which operates our six nuclear power stations in England, British Energy Generation (UK) Limited (BEG UK) which operates our two nuclear power stations in Scotland, Eggborough Power Limited (EPL) which operates the Eggborough power station and British Energy Power and Energy Trading Limited (BEPET) and British Energy Trading Services Limited (BETS) which are responsible for the sale of our electricity output.

Our nuclear power stations

We own and operate two types of nuclear reactors, namely the advanced gas-cooled reactor (AGR) and the pressurised water reactor (PWR).

Seven of our nuclear power stations (Dungeness B, Hartlepool, Heysham 1, Heysham 2, Hinkley Point B, Hunterston B and Torness), are each powered by two AGRs. The eighth nuclear power station (Sizewell B), is powered by a single PWR.

High degree of regulation

Our business is subject to a high degree of regulation in a number of areas, including nuclear safety and security, electricity generation, trading and supply and environmental. As safe generation of nuclear power is critical, the activities of the Nuclear Installations Inspectorate (NII), the key regulatory body in this area, have a significant impact on our business and operations. NII is part of the Nuclear Safety Division Directorate at the Health and Safety Executive (HSE) and acts in the HSE’s name.

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Factors affecting electricity output

The amount of electricity output from our nuclear power stations (assuming the overall generating capacity and output level at which we run our nuclear power stations is broadly constant) is principally affected by the number and duration of planned and unplanned outages. Planned outages are scheduled outages to allow for regulatory inspection, routine maintenance and, in some cases, refuelling.

Our reactors have experienced unplanned outages, caused by a variety of technical issues, which have resulted in losses of output of between 9.1 TWh and 12.8 TWh per year over the last five financial years. When output is lost as a result of an unplanned outage, we are often required to purchase electricity at unfavourable prices to meet our contractual obligations and this significantly affects the financial results of our operations. During the year ended 31 March 2004, we launched a Performance Improvement Programme (PIP) to enhance our operational performance and the reliability of our nuclear plants. Taking into consideration the impact of statutory outages and refuelling (but excluding planned repair outages and any unplanned outages), the notional maximum annual load factor which could theoretically be achieved across our portfolio of nuclear power stations is between 88 and 90 per cent., albeit that the maximum achieved in the last five years has been 81 per cent. for the year ended 31 March 2002.

Nuclear station lifetimes and ability to extend

Our nuclear power stations have a finite operating life. The assessment of the potential operating lifetime of each of our nuclear power stations when used in our financial statements is known as the “accounting life”. The primary factor in determining the operating life of a nuclear power station is the technical and economic practicability of supporting an agreed safety case for that particular nuclear power station. The adequacy of the safety case for each nuclear power station is confirmed at each statutory outage by us undertaking a review of operating performance and by an inspection of the plant and passing the findings of such review and inspection to the NII, who must then give its consent to a reactor being restarted. As such, a reactor may only be operated for the interval determined by the safety case, which, in respect of our AGR power stations, is currently 3 years. The NII’s consent to a restart is a matter determined by the NII in its sole discretion. Its decisions are made by reference to its satisfaction with the safety case of the reactor in question. From time to time such consent to restart is not received from the NII when expected, resulting in delays to the restart dates of our reactors.

In addition, every ten years we have to undertake a periodic safety review (PSR) for each nuclear power station. The results of the PSR require the approval of the NII in order to secure continued operation.

The current potential operating lifetimes (and thus accounting lifetimes) of our AGR power stations, which were in most cases connected to the National Grid during the 1970s and 1980s, range from 25 to 35 years and is 40 years for our PWR power station. The current accounting lifetime used in our financial statements for each AGR power station, other than Dungeness B, is at least 5 years greater than its initial operating design life. Any decision to extend the operating life of an AGR power station used in our financial statements would be based, in large measure, on a combination of economic factors and the engineering judgements reached in respect of technical issues, details of which are set out in Part I, paragraph headed: Nuclear power station lifetimes.

Our technical evaluation of the ability to extend the operating lifetime used in our financial statements for Dungeness B is well advanced but no financial assessment of this work has been undertaken to date. However, when we make decisions regarding significant expenditure and staffing levels at Dungeness B, we do so on the basis that Dungeness B’s operating lifetime (and thus its accounting lifetime) may be capable of being extended to 2013. These decisions have been undertaken to preserve the possibility that such an extension may be achieved in the event that our financial assessment of the work and investment required to make a secure safety case

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for the period up to 2013 transpires to be in favour of such an extension. In relation to our ability to extend the operating lifetime used in our financial statements for our other AGR power stations, our technical evaluations are currently at a less advanced stage. There can be no assurance that lifetime extensions will be attainable at any of our AGR power stations nor that the existing operating lifetimes used in our financial statements will be capable of being achieved. For further information on these issues see Part II: Risk factors.

Sizewell B currently has an operating lifetime of 40 years and an assumed closure date of 2035. Based on recent experience in the US (where the regulatory regime is different), regulatory approval has been given to some PWRs to extend their lifetimes so that they have a total lifetime of 60 years. Therefore, an extension to the current Sizewell B operating lifetime may be achievable. However, no evaluation has been undertaken to date in relation to extending Sizewell B’s operating lifetime and there can be no assurance that such a lifetime extension will be achieved.

We recognise that extending the operating lifetimes of our nuclear power stations would enhance the value of our asset base and we plan to carry out evaluations to see if our nuclear power station operating lifetimes can be extended, subject to certain consents which would be required. Further information on the extension of nuclear power station lifetimes is set out below in Part I, paragraph headed: Extension of operating lifetimes.

Trading

We sell our generation through diverse routes to market. These include bespoke contracts for supply over periods of varying durations, some of which are for the supply of electricity in excess of a year, over-the-counter transactions in the wholesale traded market, electronic power exchange trading, direct supply to industrial and commercial customers, and sales of balancing and ancillary services to the National Grid. We also sell forward (i.e. sell output we have not yet generated) in order to manage the risks of short to medium term price volatility in wholesale electricity market prices and because there is insufficient liquidity in the short term markets alone for us to be sure that we would be able to sell our generation at an acceptable price.

We use these different routes to market with a view to reducing exposure to volatility in short and medium term wholesale electricity market prices whilst seeking to reduce the amount of credit support required.

We propose to enhance the use of financial products (such as options) to better hedge against the impact of increased levels of collateral being required by counterparties to our energy sales contracts as a result of sudden increases in price and/or decreases in output due to unplanned outages at our nuclear power stations.

For a description of our business see below Part I: Description of the New British Energy Group. For further information on our sales activities see Part III: Operating and financial review and prospects.

Role of the Eggborough power station

We acquired the Eggborough power station in March 2000 with a view to it providing:

•	reserve capacity to mitigate the financial impact of having to buy power in the market in the event of an unplanned outage at one of our nuclear power stations;

•	profiling or shaping to enable us to sell to a customer who requires flexible output in addition to the baseload generation that our nuclear power stations offer. Without access to the Eggborough power station’s output, we would need to acquire this power from other generators to do this; and

•	the ability for us to respond to (and take advantage of) short term changes in demand. Eggborough, like other fossil fuel power stations, can generally increase its output levels to meet such demand unlike our nuclear power stations which are baseload producers and which produce power regardless of demand (and thus realised price).

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Financial and operating results

For the year ended 31 March 2004, British Energy’s group turnover (excluding turnover from discontinued operations) was £1,516m, resulting in an operating profit of £57m (before exceptional operating credits of £283m). Our operating profit from continuing activities (after exceptional operating credits) was £340m. Output from our eight nuclear power stations for the year ended 31 March 2004 was, in aggregate, 65.0 TWh, up from the prior year’s output of 63.8 TWh. Output from the Eggborough power station was 7.6 TWh for the year ended 31 March 2004 compared with 5.7 TWh for the prior year. For further information regarding our financial results for the year ended 31 March 2004, see Part III: Operating and financial review and prospects and Part IV: Financial information.

Background to Restructuring and recent developments

On 5 September 2002, we announced that we had initiated discussions with the Government with a view to seeking immediate financial support and to implement a longer term financial restructuring in the face of:

•	the failure of our negotiations with British Nuclear Fuels plc (BNFL) which had been initiated by us to link prices paid under our fuel contracts with BNFL to wholesale electricity prices, with the aim of reducing the proportion of our costs which were fixed; and

•	the board’s review of the longer term prospects of the Group.

On 28 November 2002, when we announced the outline terms of our proposed restructuring, we highlighted some of the commercial and structural factors which had caused or compounded our financial difficulties, some of which the Restructuring seeks to address. These are set out below:

•	our nuclear fleet in the UK had high fixed costs of production when compared with other generators of electricity (including the costs of supplies and services under our contracts with BNFL); as a merchant generator with no retail supply business we were (and will remain following Admission) heavily exposed to declines in wholesale electricity prices. Significant contracts for direct sales to industrial and commercial customers were closely linked to the wholesale electricity price which meant the business was unable to withstand the significant reduction in wholesale electricity prices which fell by over 35 per cent. over the two years to September 2002. Currently, subject to and following Admission, the exposure to declines in electricity prices is partially hedged within certain parameters by the contracts described below under the paragraph headed: New BNFL Contracts (although at current wholesale electricity price levels we are now making additional payments to BNFL as provided for in the New BNFL Contracts);

•	our wholesale electricity price exposure at the time was exacerbated by a power purchase agreement and two contracts for differences which magnified our exposure to baseload electricity prices. The claims of the counterparties to these arrangements are being compromised pursuant to the Restructuring in exchange for shares to be issued by New British Energy (New Shares) and bonds to be issued by Holdings plc (New Bonds);

•	we have an obligation under our nuclear site licences to decommission our nuclear power stations at the end of their useful lives. These liabilities were estimated to have a net present value (NPV) of £1.1 billion as at 31 March 2004. Certain of the decommissioning liabilities were covered by the Nuclear Generation Decommissioning Fund Limited (NDF) to which we contributed. However, there was no certainty that this fund, at the level of contributions we were making, would be sufficient to cover all of the liabilities to which it related. This uncertainty will, on Admission, be substantially mitigated by the new arrangements with Her Majesty’s Secretary of State for Trade and Industry (the Secretary of State) described below under the paragraph headed: The Nuclear Liabilities Fund;

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•	our operations generate liabilities in respect of nuclear fuel and waste estimated at £3.5 billion for discounted contracted liabilities and £1.1 billion for discounted uncontracted liabilities (in each case as at 31 March 2004). Some of these liabilities are currently covered by long term contracts with BNFL, with the balance remaining uncontracted. These uncontracted liabilities are long term in nature and therefore subject to uncertainty. There is no guarantee that our business would generate sufficient funds to cover these contracted and uncontracted liabilities. This uncertainty will be substantially mitigated on Admission by the New BNFL Contracts and the new arrangements with the Secretary of State described below in the paragraphs headed: New BNFL Contracts and The Nuclear Liabilities Fund;

•	our coal plant in Eggborough, which we acquired out of Group funds, also suffered from the reduction in wholesale electricity prices through 2001 and 2002 and the narrowing differential between winter and summer prices. The acquisition was refinanced with a project finance loan on 13 July 2000 and it was difficult for us to fund the repayments required. The debt owed to the providers of the project finance loan will be compromised under the terms of the Restructuring in exchange for, amongst other things: (i) New Shares; (ii) New Bonds; (iii) payments under an amended and restated version of the project finance loan made on substantially the same terms as the New Bonds (such that the proportion of our debt secured on the Eggborough power station will represent a significantly smaller part of our overall indebtedness); and (iv) options to purchase the shares in, or assets of, EPL on 31 March 2010 or, prior to 31 August 2009, at any time on or after the occurrence of an event of default under the amended and restated project finance loan that is continuing (the lenders have the right to assign and/or transfer all (but not part) of their rights under those options, subject to a pre-emption right in favour of the Group);

•	we had investments in the US and Canada but these had not yet generated dividends and, in the case of Canada, required significant investment. As a result, they had stretched our financial resources. These assets have now been disposed of; and

•	as at 30 September 2002, the Group had indebtedness of £1,050m (including £490m in connection with the Eggborough power station and approximately £408m of unsecured Existing Bonds) with significant debt repayment obligations to be made in cash and as a result of the loss of our investment grade rating in September 2002 our cash requirements increased significantly to meet the collateral requirements of trading counterparties.

On 1 October 2003, we announced that we had entered into binding agreements setting out the terms of the proposed restructuring of the British Energy Group (the Restructuring) with certain key creditors (the Creditor Restructuring Agreement) and the Secretary of State (the Government Restructuring Agreement). These agreements set out the principal terms of the Restructuring of the Group and the circumstances in which the Secretary of State would support the Restructuring. A summary of these agreements is set out below in Part VI: Further information relating to the Restructuring.

The implementation of the Restructuring is subject to the satisfaction of certain conditions and termination events which are described below in the paragraph headed: Conditions to the implementation of the Restructuring, and in further detail in Part VI: Further information relating to the Restructuring.

Principal terms of the Restructuring

The Creditor Restructuring Agreement dated as of 30 September 2003 was entered into by British Energy, certain other British Energy Group companies, Enron Capital & Trade Europe Finance LLC (ECTEF), Teesside Power Limited (TPL), Total Gas & Power Limited (Total), (Total, TPL and ECTEF collectively, the Significant Creditors), The Royal Bank of Scotland plc (RBS), the

KEY INFORMATION — (Continued)

members of the ad hoc committee of Bondholders (the ad hoc committee) and BNFL. By 31 October 2003, Bondholders, representing in aggregate with RBS 88.8 per cent. of the combined amount owing to Bondholders and RBS, had also entered into the Creditor Restructuring Agreement, along with all the lenders and swap providers in the syndicate of Eggborough banks (each an Eggborough Bank).

The Government Restructuring Agreement was entered into by British Energy, certain other British Energy Group companies, the Secretary of State, the NDF (to be enlarged into and renamed the Nuclear Liabilities Fund Limited or NLF) and the Trustees of the Nuclear Trust on 1 October 2003. This Agreement sets out the circumstances in which the Secretary of State will support the Restructuring and the agreements to be entered into with the New British Energy Group and, in certain cases, the NLF, which give effect to the proposals for the funding of certain of the New British Energy Group’s qualifying uncontracted nuclear liabilities and qualifying decommissioning costs and certain contracted liabilities for historic spent fuel (namely, spent fuel arising from fuel loaded into our AGRs prior to the Effective Date (being the date immediately following the day on which the conditions to the effectiveness of the New BNFL Contracts are satisfied or waived)) described under the paragraph headed: The Nuclear Liabilities Fund. Until these agreements are entered into and become effective, certain members of the New British Energy Group are obliged to comply with certain of the provisions of those agreements as if they were in force. For further details, see Part VI: Further information relating to the Restructuring, paragraph headed: Nuclear liability arrangements. (Further information regarding the implications of the State Aid Approval on the liabilities of the Secretary of State under these agreements is set out in Part VI: Further information relating to the Restructuring under the paragraph headed: State Aid.)

The Restructuring involves the Bondholders, the Eggborough Banks, RBS and the Significant Creditors compromising their claims against the British Energy Group in exchange for, amongst other things, the issue to those creditors of New Bonds of our subsidiary Holdings plc and New Shares of the Company. The Restructuring contemplates that the Bondholders and RBS will compromise their claims through a Court-approved scheme of arrangement under section 425 of the Companies Act 1985 (the Act) (the Creditors’ Scheme). The Significant Creditors will extinguish all, and the Eggborough Banks will extinguish part, of their existing claims against the British Energy Group pursuant to the various arrangements under the Creditor Restructuring Agreement and related documents.

In order to implement the Restructuring, it is proposed that British Energy will cancel its Ordinary Shares and A Shares, and will become a wholly-owned subsidiary of Holdings plc by means of a Court-approved scheme of arrangement under section 425 of the Act (the Members’ Scheme) which will require the approval of British Energy Shareholders. If the Members’ Scheme is not approved, then it is intended that the Restructuring will be implemented by the disposal of British Energy’s assets (including its subsidiaries) to our subsidiary Holdings plc in exchange for it agreeing to assume all of British Energy’s liabilities, including to Bondholders and RBS (the Disposal). In view of its size, the Disposal would, if the British Energy Shares were listed, constitute a “Class 1” transaction by British Energy for the purposes of the Listing Rules requiring the approval of British Energy Shareholders. The British Energy Shares are no longer listed on the Official List and such approval is, therefore, no longer required but British Energy is, nonetheless, seeking the approval of the relevant British Energy Shareholders (that is, Ordinary Shareholders) at an extraordinary general meeting of British Energy to be held on 22 December 2004. If British Energy Shareholders do not approve the Members’ Scheme (or if it otherwise Lapses) and Ordinary Shareholders do not approve the Disposal, British Energy is required, under the terms of the Creditor Restructuring Agreement, to proceed with the Disposal without such approval.

The Creditors’ Scheme Circular was made available to RBS and Bondholders and the Members’ Scheme Circular was posted to British Energy Shareholders on the same date as this document.

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This document contains information relating to the securities to be issued pursuant to the Creditors’ Scheme, the Members’ Scheme and the Disposal (if it is approved).

For the purposes of the allocation of the New Bonds and New Shares among Creditors pursuant to the terms of the Restructuring, it was agreed that Creditor claims, or, in the case of the Eggborough Banks, their unsecured claims, would be treated as having the following values:

Creditors as at 1 October 2003	Claim amount (approx.)
(£ in m)
Bondholders	£407.9
RBS	£37.5
Eggborough Banks	£210.0
TPL	£159.0
Total	£85.0
ECTEF	£72.0

British Energy and the other parties to the Creditor Restructuring Agreement agreed the allocation of the New Bonds and New Shares to be issued pursuant to the Restructuring in respect of unsecured claims based upon the claim amounts set out above, and taking into account a number of factors, including the identity of the relevant debtor and the amounts owed between British Energy and its principal subsidiaries. The allocation of: (i) New Bonds and New Shares to Creditors and British Energy Shareholders if the Members’ Scheme becomes Effective; and (ii) New Shares to Creditors if the Members’ Scheme does not become Effective, is as follows:

	New Shares if Members’ Scheme becomes Effective		New Shares if Members’ Scheme does not become Effective
Name of Shareholder in New British Energy (including Creditors and their respective allocations as at 1 October 2003)(1)	No. of New Shares (in m, approx.)	% of issued share capital(4)	No. of New Shares (in m, approx.)	% of issued share capital(4)	New Bonds (to Creditors only)(2) (£ in m, approx.)
Bondholders	286.1	51.0	293.4	52.3	154.0
RBS	26.2	4.7	26.9	4.8	14.2
TPL	78.8	14.0	80.8	14.4	43.5
Total	42.1	7.5	43.2	7.7	23.3
ECTEF	37.2	6.6	38.1	6.8	20.0
Eggborough Banks	76.6	13.7	78.5	14.0	20.0	(3)
British Energy Shareholders	14.0	2.5	0.0	0.0	0.0
TOTAL	561.0	100.0	561.0	100.0	275.0

Notes:

(1)	TPL, Total and ECTEF have since assigned certain of their respective interests under the Creditor Restructuring Agreement and their respective claims against the British Energy Group to Deutsche Bank AG London (Deutsche Bank) which is, consequently, a Significant Creditor. We are aware that a proportion of these interests may have been sub-participated to third parties. The interest of Deutsche Bank in the Ordinary Shares at the date of this document and as expected immediately following Admission, in so far as is known to us, is disclosed in Part X: Additional information, paragraph 6.3.

(2)	In addition, the NLF will receive £275m of New Bonds and a right to receive the NLF Cash Sweep Payment together with further amounts payable under the Contribution Agreement (see below Part VI: Further information relating to the Restructuring, paragraph headed: Contribution Agreement).

(3)	Excludes £150m bond-equivalent payments through the Amended Credit Agreement (see below and in Part VI: Further information relating to the Restructuring, paragraph headed: Eggborough arrangements).

(4)	Percentage of issued share capital immediately following Admission excluding the impact of the NLF Cash Sweep Payment, the Warrants and Employee Options.

Source: British Energy

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Further principal elements of the Restructuring are as follows:

•	Eggborough arrangements. The Eggborough Banks, as creditors with the benefit of the RBS Letter of Credit and security over, amongst other things, the shares in, and assets of, EPL (our subsidiary that owns the Eggborough power station), will be repaid approximately £37.5m pursuant to the RBS Letter of Credit and have agreed to replace the balance of their existing secured claims with a right to receive £150m under an amended and restated credit agreement (the Amended Credit Agreement) on substantially the same payment terms as the New Bonds, together with £20m of New Bonds issued by our subsidiary, Holdings plc, and 13.7 per cent. of the New Shares in the Company.

•	In addition, the Eggborough Banks will be granted: (i) options exercisable at any time prior to 31 August 2009 under which they may acquire the shares in, or assets of, EPL on 31 March 2010 in consideration for, amongst other things, £104m (subject to certain adjustments depending on the condition of the Eggborough power station on 31 March 2010) and the cancellation of the outstanding payments under the Amended Credit Agreement at such time; and (ii) options under which they may acquire the shares in, or assets of, EPL at any time prior to 31 August 2009, on or after the occurrence of an event of default under the Amended Credit Agreement that is continuing in consideration for a fee (which varies depending on the type of event of default) and the cancellation of the outstanding payments under the Amended Credit Agreement at such time (each an Eggborough Option). The Eggborough Banks will be entitled to assign and/or transfer all (but not part only) of their rights under the Eggborough Options to a third party, subject to a pre-emption right in favour of the New British Energy Group under which a member of the New British Energy Group may purchase such rights at 105 per cent. of the price offered by the relevant third party. The Eggborough Banks shall continue to benefit from their existing security and certain new security which will secure, amongst other things, the Eggborough Banks’ rights under the Amended Credit Agreement and the Eggborough Options. As a result, on and at any time after the occurrence of an event of default under the Amended Credit Agreement that is continuing, the Eggborough Banks shall have the right to:

(i)	prior to 31 August 2009, exercise an Eggborough Option or enforce their security referred to above; or

(ii)	on or post 31 August 2009, enforce their security.

EPL’s payments under the Amended Credit Agreement will be funded by the New British Energy Group and consequently the recovery of the Eggborough Banks on enforcement of their security should effectively equal the outstandings under the Amended Credit Agreement at the relevant time even in circumstances where the shares in, or assets of, EPL are worth less than such outstandings.

If the Eggborough Banks were to give notice of their intention to exercise an Eggborough Option, we would seek alternative ways of performing the services that the Eggborough power station provides, either through entering into contracts with third parties or by purchasing an equivalent power station. We would also seek to mitigate our trading risks by adopting a revised trading strategy.

A more detailed summary of the Eggborough arrangements is set out below in Part VI: Further information relating to the Restructuring, paragraph headed: Eggborough arrangements;

•

The Nuclear Liabilities Fund. Under new arrangements with the Secretary of State, the existing NDF will be enlarged into and renamed the NLF which will fund, subject to certain exceptions, the New British Energy Group’s qualifying uncontracted nuclear liabilities and qualifying decommissioning costs. The Secretary of State has agreed to fund: (i) qualifying uncontracted nuclear liabilities and qualifying decommissioning costs to the extent they exceed the assets of the NLF; and (ii) subject to certain exceptions, contracted liabilities for historic spent fuel. As at 31 March 2004, the market value of the NDF was

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£440m. To the extent there is any surplus in the NLF, this amount will be paid to the Secretary of State. The New British Energy Group will be responsible for funding certain excluded or disqualified liabilities and will, in certain circumstances, be required to compensate or indemnify the NLF and the Secretary of State in relation to such liabilities. Our obligations under these arrangements with the Secretary of State will be guaranteed by each Material New British Energy Group Company. These excluded and disqualified liabilities are described in greater detail in Part VI: Further information relating to the Restructuring, paragraph headed: Nuclear liability arrangements and in Part X: Additional information, paragraphs 17.2 (c) and (d). (Further information regarding the implications of the State Aid Approval on the liabilities of the Secretary of State under these agreements is set out in Part VI: Further information relating to the Restructuring under the paragraph headed: State Aid.)

In consideration for the assumption of these liabilities by the Secretary of State and the NLF, Holdings plc will issue £275m in New Bonds to the NLF. The New British Energy Group will make various ongoing payments to the NLF including an annual contribution initially equal to 65 per cent. of the New British Energy Group’s adjusted net cash flow (calculated on the basis set out in the summary of the Contribution Agreement in Part X: Additional information, paragraph 17.2 (e)) (the NLF Cash Sweep Payment). This percentage may be adjusted for certain corporate actions but may never exceed 65 per cent. The New British Energy Group will also make the following payments to the NLF: (i) fixed decommissioning contributions equal to £20m per annum (stated in March 2003 monetary values and indexed to RPI) but tapering off as the nuclear power stations are currently scheduled to close; and (ii) £150,000 (stated in March 2003 monetary values and indexed to RPI) for every tonne of uranium in PWR fuel loaded into the Sizewell B reactor after the Restructuring Effective Date. The payments to be made to the NLF are described in greater detail below in Part X: Additional information, paragraph 17.2 (e).

The NLF will have the right from time to time to convert all or part of the NLF Cash Sweep Payment into Convertible Shares (the NLF Conversion Right). On a full conversion, the NLF would hold up to 65 per cent. of the thereby enlarged equity share capital of the Company. However, the terms of the Convertible Shares include a limit on the voting rights attaching to such shares equal to the maximum amount which can be held by the NLF without triggering a mandatory offer under the City Code on Takeovers and Mergers (Takeover Code), being currently 29.9 per cent. of the voting rights of the Company (and, for this purpose, taking into account the voting rights attributable to any other ordinary shares of the Company held or acquired by any person acting in concert with the NLF). This voting restriction applies for so long as the Convertible Shares are held by the NLF. The Convertible Shares will convert automatically into ordinary shares in the Company on transfer to a third party but are not convertible at the election of the NLF prior to such transfer.

There are restrictions under the terms of the Contribution Agreement on the manner in which the NLF may exercise the NLF Conversion Right or dispose of any of the shares arising on such exercise. In addition, the Secretary of State has confirmed to the Company that she will not, during the six month period immediately following the implementation of the Restructuring, direct the NLF to exercise the NLF Conversion Right or dispose of any shares in the Company unless certain exceptional circumstances arise (which are set out in the summary of the Contribution Agreement in Part X: Additional information, paragraph 17.2 (e)) including, amongst other things, actions taken or proposed by any person in respect of a member of the Group (and not expressly contemplated by any of the Nuclear Liabilities Agreements) which will or may, in the opinion of the Secretary of State, have an adverse effect on the interests of the Secretary of State or the NLF.

The Secretary of State has also confirmed that she has no current intention to direct the NLF to exercise the NLF Conversion Right following the expiry of the six month period referred to above but reserves the right to do so. The Secretary of State intends to

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ensure that prior to the giving of any direction to the NLF to exercise the NLF Conversion Right or to dispose of the shares issued pursuant to such exercise, the Secretary of State (and/or the NLF at her direction) would take financial advice and would take such advice as to the market impact of the conversion or disposal (including the desirability of avoiding multiple sales of small amounts of shares). Finally, the Secretary of State has confirmed to the Company that she does not currently intend to change the investment policy as regards the matters described above.

The Secretary of State will have an option to acquire for £1 each nuclear power station and related station assets (subject to certain exclusions) for the purpose of decommissioning or continuing the operation of those nuclear power stations beyond the date of closure of those stations assumed by the Group (which date will include any changes to such dates in our financial statements following the extension of current station lifetimes). An option to continue to operate a nuclear power station may (unless the New British Energy Group has given notice that it will close the station early) only be exercised at any time up to and including the date which is two years before the scheduled closure date of the station but transfer of the station pursuant to the exercise of the option cannot complete until the scheduled closure date of the station, at the earliest. The Secretary of State also has an option to acquire the Group’s interests in United Kingdom Nirex Limited (Nirex).

A more detailed summary of the new nuclear liability arrangements described above is set out in Part VI: Further information relating to the Restructuring, paragraph headed: Nuclear liability arrangements and Part X: Additional information, paragraphs 17.2 (c) to (n);

•	New BNFL Contracts. On 31 March 2003 and 16 May 2003 respectively, we exchanged contracts with BNFL covering front-end (i.e. fuel preparation before it enters the reactor) and back-end (i.e. handling, storage and ultimate disposal of spent fuel) AGR fuel services required to give effect to the Restructuring. The amendments (set out in the March 2003 Deeds of Amendment) to the existing front-end contracts (the Existing AGR Fuel Supply Agreements) became effective on 1 April 2003 but, with the exception of the new arrangements for the supply of uranics to BEG, may be terminated if the Restructuring is not completed. The new front-end post 2006 contracts (the Post 2006 AGR Fuel Supply Agreements) are conditional upon completion of the Restructuring. The amendments to the existing back-end fuel services arrangements (which will become the BNFL Historic Contracts) and the New Spent Fuel Agreements are also conditional upon completion of the Restructuring. If the Restructuring does not complete, the Existing AGR Fuel Supply Agreements (as amended by the March 2003 Deeds of Amendment) will revert to the previous arrangements and the agreements comprising the BNFL Historic Contracts will remain as they are at the date of the posting of this document.

The principal payment terms of the Existing AGR Fuel Supply Agreements (as amended by the March 2003 Deeds of Amendment) and the Post 2006 AGR Fuel Supply Agreements are as follows:

(i)	a payment of £28.5m fixed per annum until 31 March 2006, but discounted on a linear basis in accordance with the market baseload price of electricity to a minimum payment of £13.5m per annum at a market price of £15.0 per MWh. The fixed starting price falls to £25.5m thereafter and is also subject to the discounting mechanism; and

(ii)	a payment of £191,000 per tonne of uranium in AGR fuel delivered.

With respect to the New Spent Fuel Agreements (i.e. in respect of fuel loaded into our AGRs after the Effective Date (new spent fuel), we will be required to pay:

(i)	a payment of £150,000 per tonne of uranium in AGR fuel, payable on loading of such new spent fuel into one of our AGRs;

(ii)	a rebate/surcharge against the payment mentioned in (i) above equivalent to 50 per cent. of the difference between the market baseload price of electricity in a year and

KEY INFORMATION — (Continued)

£16.0 per MWh multiplied by the MWh produced by the AGR fleet in that year. The market baseload price of electricity used in the calculation will not be less than £14.8 and not more than £19.0 per MWh; and

(iii)	if the market baseload price of electricity exceeds £19.0 per MWh, a surcharge against that payment equivalent to 25 per cent. of the difference between the market baseload price of electricity in a year and £19.0 per MWh multiplied by the MWh produced by the AGR fleet in that year. The market baseload price of electricity used in that calculation will not be less than £19.0 and not more than £21.0 per MWh.

Unlike under our existing arrangements with BNFL, whereby we retain title to and therefore remain responsible for the ultimate disposal of our spent fuel, and which will still apply to the Historic Fuel Agreements (although the costs of disposal will be covered under the provisions of the Nuclear Liabilities Agreements), BNFL will assume title to new spent fuel on delivery to BNFL from our AGR power stations.

All of the above monetary amounts (for fuel supply and the New Spent Fuel Agreements) are stated in July 2002 and 2002/2003 values and are indexed to RPI.

As a result of the standstill arrangements with BNFL (described below in the paragraph: Standstill arrangements), since 1 April 2003 we have been making payments under our existing back-end agreements with BNFL, (which, on Restructuring, will become the BNFL Historic Contracts) as if the pricing provisions of the New Spent Fuel Agreements (as described above) applied.

The pricing provisions in the New BNFL Contracts highlighted above are intended to enable us to reduce a proportion of our fuel costs which are fixed by providing for a discount when the market baseload price of electricity is below a specified amount and a surcharge when above this amount. As electricity prices have risen substantially since October 2003, we are now making additional payments to BNFL under the new arrangements for spent fuel management in the form of the surcharge referred to above. This will continue for so long as electricity prices remain above £16.0 per MWh (in 2002/2003 monetary values and indexed to RPI).

A more detailed summary of the New BNFL Contracts is set out in Part VI: Further information relating to the Restructuring, paragraph headed: The New BNFL Contracts and Part X: Additional information, paragraphs 17.1 (z) to (ss);

•	Standstill arrangements. The standstill agreement entered into by us with certain of our creditors (the Consenting Creditors) on 14 February 2003 (the Old Standstill Agreement) has been extended to include all Bondholders and will continue whilst the Restructuring is being implemented. The standstill arrangements restrict the Consenting Creditors from taking any steps to initiate insolvency proceedings or demand or accelerate any amounts due and payable to them by members of the British Energy Group during the Standstill Period. The Standstill Period will terminate on the occurrence of a termination event, which includes, amongst other things, implementation of the Restructuring. During the continuation of the standstill arrangements, certain of the Consenting Creditors will be paid interest but not principal in respect of their claims against members of the British Energy Group. A more detailed summary of the standstill arrangements is set out in Part VI: Further information relating to the Restructuring, paragraph headed: Continuation of the Standstill Arrangements; and

•

Sale of our interests in Bruce Power and AmerGen. On 14 February 2003 we announced that we had completed the disposal of our 82.4 per cent. interest in Bruce Power LP to a consortium for C$627m, subject to a possible additional sum contingent on the restart of two of the reactor units sold. In this regard we have received a payment of C$30m and may be entitled to additional sums. On 12 February 2004, we received a

KEY INFORMATION — (Continued)

notice of claim under the master purchase agreement alleging breach of certain warranties and representations relating to tax and the condition of plant. Further information on this claim is set out in Part X: Additional information, paragraphs 16.2 and 16.3.

On 23 December 2003 we completed the disposal of our 50 per cent. interest in AmerGen Energy Company, LLC to Exelon Generation Company, LLC (Exelon) for US$277m, subject to adjustment. These adjustments are still outstanding and we are in dispute with Exelon regarding certain of these adjustments. Further information on this dispute is set out in Part X: Additional information, paragraph 16.5.

Conditions to the implementation of the Restructuring

The implementation of the Restructuring is subject to three stages of conditionality, namely:

•	conditions which need to be satisfied prior to the proposal of the Creditors’ Scheme and the Members’ Scheme to the trustees of the Existing Bonds (the Existing Trustees) and RBS and British Energy Shareholders, respectively (the Initial Conditions);

•	subsequent to the satisfaction of the Initial Conditions, conditions which need to be satisfied before the Creditors’ Order and, if the Members’ Scheme is approved, the Members’ Order, is filed with the Scottish Registrar for registration (the Filing Conditions); and

•	finally, the Creditors’ Scheme becoming Effective and, unless the Members’ Scheme has Lapsed, the Members’ Scheme becoming Effective (the Restructuring Condition).

On 24 September 2004, the Secretary of State received notification from the European Commission (State Aid Approval) that in so far as the Restructuring involves the grant of State Aid by the Government, such aid is compatible with the common market established through the Economic Community Treaty (Common Market) subject to certain conditions set out therein and described below in the paragraph headed: Restrictions on our ability to operate. On 12 October 2004, we announced that the other Initial Conditions to the implementation of the Restructuring had been satisfied. In relation to the Filing Conditions, the Restructuring is conditional on, amongst other things, the Secretary of State not having determined and notified British Energy in writing that, in her opinion, the British Energy Group (including for this purpose New British Energy and Holdings plc) will not be viable in all reasonably foreseeable conditions without access to additional financing (other than financing which the Secretary of State is satisfied has been committed and will continue to be available when required).

In addition to the above conditions, the Restructuring will not be implemented if either of the Creditor Restructuring Agreement or the Government Restructuring Agreement is terminated in accordance with its terms (the Termination Rights). In such circumstances, the standstill arrangements, which restrict Consenting Creditors (including Bondholders) from taking any steps to initiate insolvency proceedings or demand or accelerate any amounts due and payable to them by any member of the British Energy Group, would also terminate. Both the Creditor Restructuring Agreement and the Government Restructuring Agreement will automatically terminate if British Energy receives a valid notice from the relevant parties prior to the Creditors’ Scheme (and if relevant, the Members’ Scheme) becoming Effective terminating the Creditor Restructuring Agreement on the basis that there is a continuing Material Adverse Change. The Filing Conditions, the Restructuring Condition and the Termination Rights are described in greater detail in Part VI: Further information relating to the Restructuring.

Also, unless otherwise agreed by requisite majorities of the Creditors, BNFL, the Secretary of State and British Energy, the Creditor Restructuring Agreement, the Government Restructuring Agreement and the standstill under the amended terms and conditions of the Existing Bonds will automatically terminate (and consequently the Restructuring will not be implemented) if the Creditors’ Scheme has not become Effective by 12 noon on the earlier of: (i) 120 days after the last of the Initial Conditions has been satisfied; and (ii) 31 January 2005 (Restructuring Long Stop Date) which date may be extended subject to the agreement of British Energy, BNFL, the

KEY INFORMATION — (Continued)

Secretary of State, certain majorities of relevant Creditors and a written resolution of a simple majority of holders of each series of the Existing Bonds as described in Part VI: Further information relating to the Restructuring.

Our indicative timetable for the Restructuring anticipates the Creditors’ Scheme becoming Effective and Admission occurring in mid-January. However, the indicative timetable is our best case expectation and subject to change and delay (see note 1 to the Indicative Timetable of Principal Events on page 3 of this document). We have, therefore, decided that it is prudent to seek an extension to the present long stop dates of 31 January 2005 and have proposed terms for an extension to at least 31 March 2005 to Creditors, BNFL and the Secretary of State.

The proposed extension to the Restructuring Long Stop Date under the Creditor Restructuring Agreement requires the agreement of British Energy, the holders of a majority of the claims of Bondholders and RBS, the Significant Creditors, BNFL and the holders of two-thirds of the Eggborough Banks’ debt and swap claims (including Barclays). In addition the provision of an extended RBS Letter of Credit is a condition of the proposed extension. The extension of the Creditor Restructuring Agreement also requires written resolutions of Bondholders to extend the standstill period under the terms of the Existing Bonds to be signed by a simple majority of the holders of each series of the Existing Bonds.

The Secretary of State is not a party to the Creditor Restructuring Agreement but, for technical reasons, her consent is required to enable that agreement to be extended in the manner contemplated. The Secretary of State’s agreement is also required and is being sought to extend the long stop date for completion of the Government Restructuring Agreement.

The proposed extension will (if it becomes effective) also preserve the possibility of extension of the Restructuring Long Stop Date under the Creditor Restructuring Agreement beyond 31 March 2005 and up to 31 October 2005. However, each of those parties and majorities who are required to agree the proposed extension would have absolute discretion as to whether to object to or confirm the continuation of the extension period beyond 31 March 2005 and may require amendments to the standstill and restructuring arrangements in connection with the Restructuring being completed after 31 March 2005. Furthermore the agreement of the Secretary of State would be required to extend the Government Restructuring Agreement.

In any event, if it were to become reasonably apparent that the Restructuring would not be completed by 31 March 2005, British Energy would be required to renegotiate the payments payable to BNFL with effect from completion of the Restructuring after 31 March 2005 under the BNFL Agreements for historic spent fuel services which have been agreed on the assumption that the Restructuring would complete and these payments would commence before 31 March 2005. Subject as further discussed in Part VI: Further information relating to the Restructuring, these payments are expected to be funded by the Government under the HLFA and consequently any new schedule would require agreement between British Energy, BNFL and the Government. As such even if the proposed extension becomes effective there can be no assurance that any extension beyond 31 March 2005 will be available on the present terms of the Restructuring or any other terms.

If such an extension is obtained and/or it becomes apparent that the Restructuring Effective Date will be delayed beyond 31 January 2005, we will inform shareholders by making the appropriate announcement to a Regulatory information service and the press. For the avoidance of doubt, in such circumstances, Admission may not occur prior to 31 January 2005 and will remain conditional on the Restructuring being implemented.

Restrictions on our ability to operate

The Commission has confirmed that the giving of State Aid in connection with the Restructuring is compatible with the Common Market. As part of the State Aid Approval, we have been required to agree to certain measures and conditions with the Government which will govern our business (compensatory measures).

KEY INFORMATION — (Continued)

The key compensatory measures are:

•	not, until 23 September 2010, to own or acquire any rights of control over:

(i)	additional operational nuclear generating capacity in the EEA, (which would not include contracts to operate and maintain nuclear plants where we have no interest in the electricity output), without the prior approval of the Commission; or

(ii)	registered, operational, fossil-fuelled generating capacity in the EEA or large hydro-electric generating capacity in the UK, which in aggregate exceeds a capacity of 2,020 MW (although some relaxation of this restriction has been agreed to provide for a transitional period in cases where the Eggborough power station ceases to be available to us);

•	to establish and maintain our existing nuclear generation activities, electricity direct supply sales business (DSB) and electricity trading business in separate subsidiaries by 1 April 2005;

•	not to allow our existing nuclear generation business to provide a cross-subsidy to our non-nuclear generation activities or any other business of the Group; and

•	not, for a period of six years, to price the energy element of our DSB contracts below the prevailing wholesale price, save for in exceptional market circumstances (to be determined by an Independent Expert, to be appointed within four months from the date of the State Aid Approval).

The State Aid Approval requires the Government to ensure that the restructuring plan as communicated to the Commission is fully implemented.

The Directors expect, on the basis of how we currently conduct our operations and discussions with relevant authorities and regulatory bodies, that the obligations: (i) to establish and maintain our existing nuclear generation activities, our DSB and electricity trading business in separate subsidiaries by 1 April 2005; and (ii) not to allow our nuclear generation business to cross-subsidise our non-nuclear or other businesses, will not have a material adverse effect on the financial results of our business. However, arrangements and restrictions designed to secure compliance with these obligations are still in the process of being precisely defined (further information on the steps we have taken in this respect are set out in a Deed of Undertaking, a summary of which is contained in Part X: Additional information, paragraph 17.1(o)), and will be untested on Admission and no assurance can be given that events will not differ materially from the Directors’ expectations in this area. We have no current intention to sell any of our output at below the wholesale price and therefore do not consider that the requirement that we do not price the energy element of our DSB contracts below the prevailing market price will have any effect on our business. For further detail on the impact of the other restrictions referred to above, see Part II: Risk factors, the paragraph headed: Our business is affected by a number of restrictions which restrict our ability to develop new sources of income.

The State Aid Approval provides that the Government is permitted to fund the payment of: (a) liabilities related to the cost of management of spent fuel loaded into our AGR power stations prior to the Effective Date (historic spent fuel) up to a specified level; (b) the costs of certain other liabilities set out in the Historic Liabilities Funding Agreement (the HLFA) (these costs, however, are not taken into account in calculating the above specified level); and (c) any shortfall of the NLF as regards the payment of liabilities related to our nuclear assets decommissioning and its uncontracted liabilities. The State Aid Approval states that as soon as expenditure corresponding to (i) the nuclear decommissioning and uncontracted liabilities referred to above and (ii) the costs of the certain other liabilities set out in the HLFA referred to above exceed a specified threshold, the Government shall submit enhanced additional reports (on an annual basis) to the Commission demonstrating that the Government payments are restricted to meeting these liabilities, and that proper steps have been taken to limit expenditure

KEY INFORMATION — (Continued)

to the minimum necessary to meet those liabilities. Further details regarding the specified level and the specified threshold referred to above are set out in Part VI: Further information in relation to the Restructuring, under the paragraph headed: State Aid.

We have agreed with the Secretary of State to implement the above compensatory measures pursuant to the Deed of Undertaking. Further information on the compensatory measures is set out in Part VI: Further information relating to the Restructuring, paragraph headed: State Aid. In relation to the requirement to consolidate our nuclear generation activities in a single subsidiary by 1 April 2005, it is unlikely that we will be able to obtain all the necessary consents by that date. If that is the case, specific alternative arrangements which have a similar effect and which we have agreed with the Government under the Deed of Undertaking will be implemented. (Further information on this issue is set out in the summary of the Deed of Undertaking in Part X: Additional information, paragraph 17.1(o)). Under the Deed of Undertaking, we have also undertaken not to dispose of all or part of our nuclear generation business or our DSB, or carry out any corporate restructuring of the New British Energy Group, without the Secretary of State’s prior approval (such approval not to be unreasonably withheld), if such disposal or restructuring may cause the Secretary of State to be in breach of her obligations under the State Aid Approval.

Pursuant to the terms of our various agreements with the Secretary of State and Government controlled entities, we are, or will be, subject to the following key restrictions on our operations:

•	not to announce or pay any dividend or distribution or make any acquisition unless our cash exceeds the amount specified in the Contribution Agreement at the end of the financial period preceding the dividend, distribution or acquisition and would or would be likely to exceed the specified amount at the end of the financial period in which such dividend, distribution or acquisition is to be made;

•	not to incur any expenditure other than expenditure:

(i)	in relation to Agreed Collateral Purposes (as defined in the summary of the Contribution Agreement in Part X: Additional information, paragraph 17.2(e)), outage costs, working capital requirements, debt servicing and operating costs; or

(ii)	the primary purpose of which is: the maintenance (including non-recurring maintenance) of, or capital repairs to, our nuclear power stations and/or the Eggborough power station, or is intended to enable aggregate annual output of our nuclear power stations at a level which is around the highest output of the nuclear power stations in any of the preceding five financial periods (subject to a minimum of 68.0 TWh) adjusted as nuclear power stations close (provided that the permission to incur expenditure to enable aggregate nuclear output at this level does not permit capital investment in excess of £20m per annum, without the approval of the Secretary of State, where the principal purpose of such expenditure is to enable the extension of scheduled closure dates of any of our nuclear power stations); and/or to enable output at the Eggborough power station at a level consistent with historical performance levels, unless: (a) our cash exceeds the amount specified in the Contribution Agreement at the end of the financial period preceding the expenditure and would or would be likely to exceed the same at the end of the financial period in which such expenditure is to be made; or (b) it consists of specified expenditure for which the required funds have previously been allocated to a notional reserve in accordance with the terms of the Contribution Agreement;

•

if we achieve an investment grade rating, although we may reduce the Target Amount of the Cash Reserves (that is, initially, £490m plus the amount by which cash employed as collateral exceeds £200m), we may not pay any distribution or make any acquisition of any undertaking if we know or have reasonable grounds to believe that doing so would or would be likely to result in the loss of such investment grade rating, save to the extent

KEY INFORMATION — (Continued)

that such distribution or acquisition would not reduce the aggregate amount of our cash and any committed facilities (which are available for, and intended and expected by the Board to be used for the same purposes for which our cash may be applied) below the amount specified in the Contribution Agreement;

•	at an operational level, not to make any operational change at our nuclear power stations which might increase the NPV of the Costs of Discharging Liabilities (as defined in the NLFA) by in excess of £1m (in March 2003 values and indexed to RPI) without notifying the Nuclear Decommissioning Authority (NDA) under the NLFA;

•	we are required in certain circumstances to obtain the approval of the NDA under the NLFA before implementing certain operational changes at any of our nuclear power stations, for example those which might increase the NPV of the Costs of Discharging Liabilities by in excess of £10m (in March 2003 values and indexed to RPI);

•	we are required, in certain circumstances (details of which are set out in the summary of the NLFA set out in Part X: Additional information, paragraph 17.2(c)), to obtain the approval of the NDA under the NLFA to, amongst other things, extensions to the scheduled closure dates of our nuclear power stations (and consent must be given where the economic benefits accruing to the NLF or the Secretary of State are reasonably likely to exceed the incremental nuclear liabilities arising as a consequence), our decommissioning plans, our contracting strategy (and certain large contracts) for decommissioning our nuclear power stations and discharging uncontracted liabilities;

•	we are required to seek the prior approval of the Secretary of State to exercise certain strategic rights under the BNFL Historic Contracts or to making amendments to any of our agreements with BNFL if these impact on the level of historic liabilities;

•	we may not enter into material transactions with affiliates unless on arm’s length terms (subject to similar exceptions as are contained in the terms and conditions of the New Bonds) and we will be (until a certain date but no later than 31 March 2014) subject to a negative pledge not to create security interests (subject to similar exceptions as are contained in the negative pledge covenant of the New Bonds) without the prior written consent of the NLF and the Secretary of State unless at the same time equal security is granted to the NLF and the Secretary of State to secure amounts that are or may become payable under the NLFA, HLFA, Contribution Agreement, Government Option Agreement, Nirex Option Agreement and Guarantee and Indemnity, summaries of which are set out in Part X: Additional information, paragraphs 17.2(c), (d), (e), (i), (j) and (k)); and

•	we must comply with certain conduct of business obligations during the periods in which the options can be exercised under the Government Option Agreement (a summary of which is contained in paragraph 17.2 (i) of Part X: Additional information), including, amongst others: (i) operating our nuclear power stations in the ordinary and usual course and, in the period immediately prior to the scheduled closure date of those nuclear power stations, restricting certain actions which may affect the Secretary of State’s ability to exercise the options to decommission or continue operation of those stations; (ii) not to enter into certain contracts or commitments for capital expenditure (except where approved under the Contribution Agreement or the NLFA); or (iii) not to grant security over our nuclear power stations without the consent of the Secretary of State.

In addition, the terms of the Special Share held by each of the Secretary of State and the Secretary of State for Scotland restrict us from disposing of our shares in BEG and BEG UK, and restrict BEG and BEG UK from disposing of any of their respective nuclear power stations, without the prior consent of the holder of the relevant Special Share (such consent only to be withheld, if, in the holder’s opinion, the disposal would be contrary to the interests of national security).

KEY INFORMATION — (Continued)

Further, we will be subject to restrictive covenants as set out in the terms and conditions of the New Bonds, including, amongst others, the following:

•	we are prohibited from incurring financial indebtedness (other than certain permitted financial indebtedness) and from issuing guarantees of financial indebtedness unless the consolidated fixed charge coverage ratio (as defined in the New Bonds) is in accordance with the ratio set out therein. Permitted financial indebtedness includes up to £75m of additional debt, of which £60m may be secured;

•	we may not pay dividends unless the Target Amount is met and no event of default or potential event has occurred and is continuing. In addition, we may not make certain other restricted payments unless the consolidated fixed charge coverage ratio referred to above is met and the amount of the payment does not exceed 50 per cent. of consolidated net income for the relevant period;

•	there are limitations on the ability to repurchase our own shares and on investments, asset sales and sale and leaseback transactions;

•	there are also restrictions on transactions with affiliates, but transactions with BNFL, EPL and the NLF are permitted provided that they comply with certain requirements as set out in the terms and conditions of the New Bonds;

•	we are subject to a negative pledge, subject to customary exceptions;

•	there are also certain restrictions on the conduct of our business, which are set in paragraph 8.14 of Part VII: Terms and conditions of the New Bonds. The intention is to allow us the flexibility to continue our existing business of generating and selling electricity and we are also permitted to trade electricity within Europe and to decommission our nuclear power stations (or those previously owned by us); and

•	if the Target Amount is reduced as permitted by the Contribution Agreement, or if we otherwise have surplus cash as a result of asset sales or if the Eggborough Break Option (as defined in the terms and conditions of the New Bonds) is exercised, then we are obliged to apply this excess cash (once the surplus exceeds £10m) in redeeming the New Bonds.

If the New Bonds attain an investment-grade rating from at least two rating agencies (one of which must be Moody’s) and provided that no event of default or potential event of default is subsisting, then most of the restrictive covenants described above will be suspended, although they will be reinstated if the investment-grade rating from such agencies is withdrawn.

A summary of the terms of the New Bonds including the covenants referred to above is contained in Part VII: Terms and conditions of the New Bonds.

Finally, the Receivables Facility Agreement contains detailed covenants for the benefit of the facility provider, which mirror those under the New Bonds. In addition to these, the Receivables Facility Agreement also contains a financial interest coverage covenant (assessed on a consolidated group-wide basis) and covenants relating to the conduct of the electricity supply business customary for a receivables facility. A summary of the Receivables Facility Agreement is set out in Part X: Additional information, paragraph 17.1 (q).

We do not believe that the restrictions on our expenditure under our existing agreements, or those agreed to, in particular the restrictions in the Contribution Agreement, prohibit spending on PIP (as currently envisaged) at the levels previously announced.

Business strategy

Our business strategy is constrained by, amongst other things, the terms of the Contribution Agreement, the New Bonds, the Receivables Facility Agreement and the compensatory

KEY INFORMATION — (Continued)

measures we have agreed to in connection with the State Aid Approval. Therefore, we expect to execute the following strategy:

•	Improving reliability Our principal business objective is to improve operational reliability through: investment in plant projects, major repairs and strategic spares; improving the way our plant is maintained and operated; and reducing human errors that have led to unplanned outages. In short, we aim to produce more electricity more reliably from our nuclear power stations and this will be the most significant element of our strategy by a considerable margin;

•	Seek life extensions Progress on improving the materiel condition of our nuclear power stations may allow us to demonstrate safety cases that support the extension of their operating lives; and

•	Input into wider UK energy debate In the longer term, we will seek to apply our skills, expertise and assets in playing a part in the evolution of the power market and in any future debate commenced by the Government regarding the UK’s energy strategy.

Overall we are aiming to raise our standing in the worldwide nuclear community by demonstrating increasing capability to the World Association of Nuclear Operators (WANO) and the Institute of Nuclear Power Operations (INPO) as a basis of establishing our credentials as an operator and manager of choice.

As our nuclear power stations close, our ability to invest in new business development opportunities may be further restricted due to a lack of sufficient cash resources and this issue may be exacerbated should some of our nuclear power stations be required to close earlier than the estimated closure date used in our financial statements.

KEY INFORMATION — (Continued)

Summary financial information of the British Energy Group

The financial information in the table below for the three years ended 31 March 2004 has been extracted without material adjustment from Part IV: Financial information. It should be read in conjunction with all other information relating to New British Energy and Holdings plc contained in this document. You should not rely on the summarised information in this section of the document only. The financial information for the financial years ended 31 March 2000 and 31 March 2001 has been extracted, without material adjustment, from our audited statutory accounts for those periods and has then been restated as per note 1.

	Year ended 31 March
	(1)		(1)		(5)		(5)		(5)
	2000		2001		2002		2003		2004
	£m		£m		£m		£m		£m
	(in m, except earnings and dividends per share and per ADR and weighted average shares)
Profit and Loss Account Information:
UK GAAP
Turnover	2,058		2,124		2,049		1,903		1,516
Turnover — continuing operations	1,989		1,954		1,701		1,528		1,516
Turnover — discontinued operations(4)	69		170		348		375		—
Operating profit/(loss)(5)	412		280		(271)		(3,702)		340
Operating profit/(loss) — continuing operations(5)	414		284		(323)		(3,799)		340
Operating (loss)/profit — discontinued operations	(2)		(4)		52		97		—
Profit/(loss) before taxation(5)	225		57		(483)		(4,192)		232
Taxation	(118)		(48)		(25)		368		2

Profit/(loss) after taxation(5)	107		9		(508)		(3,824)		234

Ordinary dividends(2)(3)	(48)		(48)		(48)		—		—
Other dividends	(47)		(2)		(2)		—		—
Basic earnings/(loss) per ordinary share(s)(5)	16.4	p	1.2	p	(86.8	)p	(638	)p	38.9	p
Diluted earnings/(loss) per ordinary share(s)(5)	16.4	p	1.2	p	(86.8	)p	(638	)p	38.9	p
Dividends per ordinary share, net(2)(3)	8.0	p	8.0	p	8.0	p	—		—

	As at 31 March
	(1)		(1)		(5)		(5)		(5)
	2000		2001		2002		2003		2004
	£m		£m		£m		£m		£m
Balance Sheet Information:
UK GAAP
Fixed assets(5)	5,620		5,245		4,805		761		935
Total assets(5)	7,051		6,784		6,671		2,175		2,672
Net current assets	73		854		891		229		290
Provisions and long term liabilities	(4,490)		(4,931)		(5,173)		(4,375)		(4,391)
Equity shareholders’ funds/(deficit)(5)	1,110		1,075		386		(3,478)		(3,259)
Net assets/(liabilities)(5)	1,203		1,168		523		(3,385)		(3,166)

	Year ended 31 March
	(1)	(1)	(5)	(5)	(5)
	2000	2001	2002	2003	2004
	£m	£m	£m	£m	£m
Cash Flow Information:
UK GAAP
Operating profit/(loss) including exceptional items(5)	412	280	(271)	(3,702)	340
Cash generated by operations:
Depreciation charges	260	277	585	4,025	(245)
Nuclear liabilities charged to operating costs	141	132	156	105	130
Nuclear liabilities and other provisions discharged:
Nuclear liabilities	(310)	(319)	(332)	(115)	(59)
Other provisions discharged	(34)	(39)	(43)	(45)	(3)
Onerous trading contract provisions	—	—	209	—	—
Regular contributions to UK decommissioning fund	(17)	(17)	(18)	(18)	(19)
Operating exceptional UK decommissioning fund movement	—	—	—	13	(13)
Working capital:
Decrease in stocks	4	27	66	60	10
(Increase)/decrease in debtors	(54)	97	(117)	(18)	4
Increase/(decrease) in creditors(5)	48	(161)	145	31	11

Net cash inflow from operating activities	450	277	380	336	156
Payments to acquire tangible fixed assets	(137)	(133)	(225)	(282)	—

Net cash inflow from operating activities net of capital expenditure	313	144	155	54	156

KEY INFORMATION — (Continued)

(1)	Our consolidated financial statements were restated in 2002 to reflect the retroactive application of the UK Accounting Standards Board’s Financial Reporting Standard No. 19 — Deferred Tax, FRS 19. FRS 19 came into effect with respect to all accounting periods ending after 23 January 2002 and requires that, when calculating the amount of taxation, full provisions be made for all timing differences for deferred taxes. The financial information for 2000 and 2001 has been restated to comply with the requirements of FRS 19.

(2)	Dividends per share exclude any associated UK tax credit available to certain holders of Ordinary Shares.

(3)	In July 1999, British Energy Shareholders approved a return of value of approximately £432m.

(4)	The turnover for discontinued operations which related to Bruce Power (our interest in which was sold on 14 February 2003) are set out on a 100 per cent. holding basis. British Energy’s share in Bruce Power was 82.4 per cent. prior to the disposal. Discontinued activity turnover prior to 31 March 2001 comprises electricity and gas supply sales made by Swalec (now part of the Scottish & Southern Energy Group) prior to its disposal on 7 August 2000.

(5)	From 1 April 2004, the British Energy Group has adopted the UK Accounting Standards Board’s Urgent Issues Task Force Abstract No. 17 (revised 2003) – Employee Share Schemes (UTIF 17) and Urgent Issues Task Force Abstract No. 38 – Accounting for ESOP Trusts (UTIF 38). UITF 17 and UITF 38 relate to the measurement of the Employee Share Scheme charge and the presentation and disclosure of own shares held. The adoption of these new accounting guidelines has resulted in a restatement of the results for the year ended 31 March 2004. Additionally, the financial information for the financial statements for 2002 and 2003 has been restated on the same basis. The financial information for the year ended 31 March 2000 and 2001 has not been restated for these new requirements .

Summary unaudited pro forma financial information of the New British Energy Group

The unaudited pro forma financial information in the table below has been extracted without adjustment from Part V: Unaudited pro forma financial information and should be read in conjunction with that Part, particularly the notes set out therein. This information is for illustrative purposes only and may not, because of its nature, give a true picture of the financial position of the New British Energy Group. This section includes summarised information only and reference should be made to Part V: Unaudited pro forma financial information to obtain further details. The pro forma information has been prepared to provide information about how the proposed listing of New Shares, Warrants and New Bonds, as well as the terms of the Restructuring, might have affected the consolidated income statement for the year ended 31 March 2004 and the net asset statement as at 31 March 2004.

Unaudited pro forma consolidated income statement for the year ended 31 March 2004

	Pre-exceptional Items 31 March 2004	Exceptional Items 31 March 2004	Total 31 March 2004
	£m	£m	£m
Group turnover excluding discontinued joint venture	1,516	—	1,516
Operating costs before exceptional items	(1,503)	—	(1,503)

Operating profit before exceptional operating items	13	—	13
Exceptional operating items	—	270	270

Revalorisation charges	(5)	—	(5)
Net interest	(38)	—	(38)
Exceptional financing credits	—	5	5
Taxation on profit on ordinary activities	—	—	—

(Loss)/profit attributable to shareholders	(30)	275	245

KEY INFORMATION — (Continued)

Unaudited pro forma consolidated net asset statement as at 31 March 2004

31 March 2004
£m
Tangible fixed assets	590
Investments	4
Goodwill	1,372

Fixed assets	1,966

Current assets
NLF receivable and HMG indemnity	4,278
Other current assets	1,297

5,575

Creditors falling due in less than 1 year	(605)

Net current assets	4,970

Total assets less current liabilities	6,936

Nuclear liabilities falling due in greater than 1 year	(2,268)
Bonds and loans	(676)
Creditors due to NLF	(212)
Provision for the NLF Cash Sweep Payment	(287)
Provisions	(1,865)

Net assets	1,628

The unaudited pro forma financial information set out above is based on the consolidated profit and loss account for the year ended 31 March 2004 and the balance sheet at that date of the British Energy Group, aggregated with the financial position of New British Energy Group. It is intended to provide illustrative information on how the Restructuring and the proposed listing of New Shares, Warrants and New Bonds might have affected the financial position of the New British Energy Group as at that date.

The accounting for the Restructuring of the New British Energy Group is expected to follow the principles of acquisition accounting, owing to the significant change in ownership of the Group. It should be noted that the unaudited pro forma financial information does not include any fair value adjustments that may be required to reflect the acquisition accounting applied upon completion of the Restructuring. These may have a significant impact on the results and financial position of the New British Energy Group once the Restructuring becomes Effective, but the magnitude of those adjustments will only be determinable at or after the Restructuring Effective Date.

The Company will include a table detailing the assets and liabilities acquired pursuant to the Restructuring, as well as the fair value adjustments made, in the next set of annual accounts to be published following the Restructuring Effective Date. The narrative attached to the table will set out the basis for the fair value adjustments and will also explain the reason for any significant differences from the values or approach included in the proforma consolidated net asset statement set out in Part V: Unaudited pro forma financial information. Should a material adjustment to the value of our assets arise as a result of a fair value adjustment exercise undertaken prior to our next set of annual accounts, we would announce the results of such an exercise in accordance with our continuing obligations as a listed company.

Goodwill recorded in the balance sheet will be dependent upon these fair values and therefore may be different from the goodwill set out in the unaudited pro forma financial information above. Goodwill will also be subject to an immediate review for impairment and may be required to be written down. The pro forma financial information does not reflect any potential write down of any goodwill. The unaudited pro forma financial information does not include the results and cash flows for the period from 1 April 2004 to the Restructuring Effective Date.

KEY INFORMATION — (Continued)

The main adjustments made in preparing the unaudited pro forma financial information are summarised as follows:

•	removal of the results of discontinued businesses;

•	recognition of the impact of the New Spent Fuel Agreements with BNFL which are conditional on the Restructuring becoming Effective;

•	recognition of the new capital structure, including New Bonds and Eggborough loan, together with the impact on interest expense;

•	recognition in the net asset statement and impact on the income statement of the Secretary of State undertaking which will be provided to fund back-end fuel services for spent AGR fuel loaded prior to the Effective Date and any future shortfall in NLF funding of qualifying uncontracted nuclear liabilities (including PWR back-end fuel services) and qualifying decommissioning costs;

•	recording of £275m of New Bonds issued to the NLF;

•	recognition of commitments to fund the NLF through the NLF Cash Sweep Payment and an annual £20m contribution (in March 2003 monetary values and indexed to RPI) and tapering off as AGR nuclear power stations are currently scheduled to close. The provision for the NLF Cash Sweep Payment includes amounts to reflect the Company’s commitment to pay to the NLF 65 per cent. of cash balances and 65 per cent. of the net financial working capital balances once they have converted to cash;

•	updating the carrying value of fixed assets to reflect the impact of the Restructuring on the discounted future cash flows of the business; and

•	recognition of goodwill (the value of which has been determined based on recent prices of the Company’s bonds which will, upon completion of the Restructuring, be converted into a significant proportion of the Group’s equity). The unaudited pro forma financial information does not reflect the impact of the fair value exercise on the carrying value of net assets which will be performed on Restructuring or any potential write down of goodwill or subsequent amortisation.

Relationship with Government

The Secretary of State’s statement to Parliament on 28 November 2002 set out the limits of the support which the Government was prepared to provide to the Restructuring in order to support its overriding objectives of securing the safety of British Energy’s nuclear power stations and the security of electricity supply to the Grid and customers. For further details of the Government support to be provided, see the summaries of the NLFA, the HLFA and the Contribution Agreement set out in Part X: Additional information, paragraphs 17.2 (c), (d) and (e).

As a result of these objectives, the Government, both directly and through the NLF, has availed itself of a number of rights granted to it under the Government Restructuring Agreement (pursuant to the immediately operative provisions of the Nuclear Liabilities Agreements) to protect its significant financial interest in the Group. However, the Restructuring has been implemented on the basis that the Board will manage the business of the Group going forward, albeit within these constraints.

During the period prior to the signing of the Creditor Restructuring Agreement, we kept and since then, have continued to keep the Secretary of State closely informed of, amongst other things, our financial and trading prospects. We also provide the Secretary of State with reports and other information as required under the Government Restructuring Agreement and the Creditor Restructuring Agreement. Post-Restructuring, New British Energy will be required to supply information to the Secretary of State and the NLF (see Part VI: Further information relating to the Restructuring, paragraph headed: Nuclear liability arrangements). We are also

KEY INFORMATION — (Continued)

required under the terms of the Nuclear Liabilities Agreements, amongst other things, to provide the Secretary of State with all the information she would reasonably need to monitor the financial health of the Group (including monthly cashflow information covering the period 18 months ahead) and to only adopt trading policies which are prudent in light of the Group’s on-going financial resources and obligations and to comply with such trading policies. As a result of these requirements, the Company has agreed to provide the Secretary of State and Shareholder Executive with, amongst other things, periodic reports on its business performance and strategic and business plans and for there to be regular meetings and communication between the Secretary of State and senior executives and the Board on a range of topics. Over time, the frequency and content of the reporting may be reviewed.

ONS classification and the NAO conclusion

On 24 September 2004, the Office of National Statistics (ONS) announced that, for the purposes of production of the United Kingdon National Accounts (National Accounts), British Energy had been classified as in the public sector. As explained in the announcement, the National Accounts are produced to describe activities in a national economy, including transactions taking place between sectors of that economy. The ONS is responsible for the National Accounts which are compiled in accordance with international standards. In assessing the status of British Energy as a public sector body, the ONS stated that it took into account the powers conferred on the Government under the terms of the Government Facility and to be conferred on the Government as a result of the Restructuring.

The National Audit Office (NAO) has independently concluded, on the basis of the circumstances extant as at 21 September 2004, that British Energy should be accounted for post- Restructuring as a quasi-subsidiary of the DTI.

This classification of British Energy as a public sector body is relevant for the purposes of compiling the National Accounts but does not prevent the implementation of the Restructuring. Similarly, the NAO’s opinion that the DTI should account for British Energy as a quasi-subsidiary does not impact on the implementation of the Restructuring. The Company is a public limited company owned by its shareholders and managed independently by its Board who will be subject to the normal private sector disciplines, fiduciary duties and Companies Act requirements. The Company is an independent entity and has control over a majority of its assets.

In the light of the level and type of interaction we will have with the Government post-Restructuring, the Company will need to conclude whether, for the purposes of FRS8, the Government constitutes a related party and if so, what level of disclosure will be required with regard to transactions with the Government, including transactions of a routine nature with parties such as the Inland Revenue, Customs and Excise and local authorities, amongst others.

The NAO’s conclusion does not change the position that the Group has adopted in relation to the application to it of the Utilities Public Procurement Rules.

Dividend and financial policy

The Board intends to distribute to Shareholders as much of the Company’s available cash flow as prudently possible, but not until operational requirements of the business permit. In addition, under the terms of the Restructuring, there are certain restrictions on, or factors affecting, the Board’s ability to pay dividends including:

•

we are required to fund cash reserves out of our net cash flow in order to support the New British Energy Group’s collateral and liquidity requirements post-Restructuring (the Cash Reserves). The initial target amount for the Cash Reserves is £490m plus the amount by which cash employed as collateral exceeds £200m (the Target Amount). Prior to paying any dividends, our cash must equal or exceed the Target Amount and certain

KEY INFORMATION — (Continued)

other amounts specified in the Contribution Agreement, a summary of which is set out in Part X: Additional information, paragraph 17.2 (e);

•	the terms of the Contribution Agreement also require that once the Cash Reserves are funded to the Target Amount, we must make the NLF Cash Sweep Payment. Initially this is 65 per cent. (the Payment Percentage) of the New British Energy Group’s adjusted net cash flow (calculated on the basis set out in the summary of the Contribution Agreement). The Payment Percentage may be adjusted for certain corporate actions but may never exceed 65 per cent. The requirement to make the NLF Cash Sweep Payment will greatly reduce the amount of cash that would otherwise be available for distribution to Shareholders. In addition, we may not pay any dividends without making an additional payment to the NLF if the result of paying such dividends would be that the aggregate amount of dividends paid to Shareholders in the period following the Restructuring would exceed the aggregate of our annual adjusted net cash flow in such period less the aggregate NLF Cash Sweep Payments payable in such period;

•	the terms of the New Bonds contain certain covenants (which are described in detail in Part VII: Terms and conditions of the New Bonds), including a restriction that allows us to pay a dividend only if the Target Amount is met and no event of default has occurred; and

•	we must have distributable reserves.

As a result of these restrictions and after making a prudent allowance for collateral requirements, the Directors consider that the earliest period for which a dividend may be declared is the financial year ending 31 March 2007.

Subject to these restrictions, the Board intends to distribute to shareholders as much of the Company’s available cash flow as prudently possible. Any such decision to make such a distribution will be made in the circumstances of the time. In relation to any financial year in respect of which the Company might otherwise be permitted to pay a dividend, the Directors might, for example, consider during the course of that year (or subsequent to it) whether it would be prudent to redeem or repurchase New Bonds (which in turn would require an Accelerated Decommissioning Payment to be made to the NLF), make additional contributions to the Group’s pension schemes, allocate cash to the Forecast Expenditure Reserve in accordance with the Contribution Agreement (for instance, to meet certain qualifying expenditure on PIP which is due in the following financial period, to acquire or fund a specific fixed asset or undertaking (expected to be from cash and not from borrowings)) or retain Cash Reserves in excess of the Target Amount.

Movements in the operational cash flow of the Group (prior to debt service and the adjustments referred to above) from one financial year to another are likely to be volatile, for example because of movements in the wholesale price of electricity and variability in our output.

Taking account of the constraints set out above, consideration of prudence and the likely volatility of operating cash flows, the Directors believe that any dividends paid by the Company may vary in size and frequency.

Under the terms of the Contribution Agreement, the Company may reduce the Target Amount if the New Bonds are rated investment grade by Moody’s, Standard & Poor’s or Fitch. The Directors believe that even with the achievement of a low investment grade rating, the financial position of the Group would not likely allow any reduction of the Target Amount to enable any release of Cash Reserves.

Under the terms of the New Bonds, certain covenants, including in relation to dividends and debt incurrence, will be suspended if Moody’s and one other rating agency rate the New Bonds as investment grade. However, in view of the feedback received from the ratings agencies which resulted in the announcement on 23 September 2004 of indicative non-investment grade ratings the Directors consider that it will be difficult to meet this condition.

KEY INFORMATION — (Continued)

Management and share incentive plans

The executive members of the Board have changed significantly since the announcement of the Restructuring with the departure of David Gilchrist in August 2004, Keith Lough in December 2003 and Dr Robin Jeffrey in February 2003 and through the appointments of Mike Alexander in March 2003 and more recently Roy Anderson as Chief Nuclear Officer and Stephen Billingham as Finance Director. Roy Anderson brings relevant experience having worked previously for a number of years in the industry. Stephen Billingham has a track record with major international companies and experience in corporate recovery. Neil O’Hara also joins the Executive Committee after his appointment as Trading Director in May 2004.

Our non-executive Board membership has been strengthened by recent appointments. The appointments of William Coley, Pascal Colombani and Sir Robert Walmsley have greatly enhanced the Board’s nuclear expertise. The appointment of John Delucca in February 2004 has brought significant experience of financial restructurings to the Board. Most recently, the appointment of David Pryde has brought in depth knowledge of trading and risk management.

The Company has adopted a number of employee share incentive plans (which are described in detail in Part X: Additional information, paragraph 8) including an Interim Deferred Bonus Plan (Interim Bonus Plan) and a Long Term Deferred Bonus Plan (the LT Plan) for senior executives of the Company and its subsidiaries. Under the Interim Bonus Plan, the Remuneration Committee may grant a deferred bonus to senior executives of the Company and its subsidiaries to reward performance over the financial year ending 31 March 2005. The performance targets for this year have yet to be determined by the Remuneration Committee. The Interim Bonus Plan is intended to reward performance for that financial year only, and rewards for performance in subsequent financial years will be provided through the LT Plan. The Interim Bonus Plan is described in detail in Part X: Additional information, paragraph 8.2. The LT Plan provides for the establishment of targets by the Remuneration Committee in relation to safety and environment, EBITDA (Pre-Capex) (as defined in the LT Plan), nuclear output, non-outage backlog, trading measure, free cash flow and equity market capitalisation for each financial year. For executive Directors and other members of the executive team, the targets consist entirely of these targets. EBITDA (Pre-Capex) (as defined in the LT Plan) and nuclear output targets have already been set for the financial years ending 31 March 2006 and 31 March 2007 and these are set out in Part X: Additional information, paragraph 8.3.

Under his letter of appointment (see paragraph 7.3.1 of Part X: Additional information), Adrian Montague is entitled to a fee of £100,000 contingent upon Restructuring becoming Effective and binding on all interested parties, payable on Admission. It is intended that following Admission, Mr Montague’s letter of appointment will be amended to provide for 30 per cent. of his post-Admission base fee of £150,000 to be settled in shares under arrangements which remain to be agreed in detail.

With effect from 1 September 2004, British Energy modified its fee structure for all non-executive Directors except Adrian Montague. In addition to the fees set out in Part X: Additional information, paragraph 7.3, non-executive Directors are entitled to receive the following:

Membership of board committee	£1,500 per committee
Travel to/from US	£1,000 per occasion
Travel to/from Continental Europe	£500 per occasion
Attendance at Board meeting or committee meeting	£500 per occasion
Telephone attendance at Board meeting or committee meeting	£250 per occasion

The Deputy Chairman of the audit committee (currently John Delucca) is also entitled to receive additional fees of £10,000 per annum. Each non-executive Director will also receive £13,000 per annum payable in New Shares, such shares to be allocated quarterly in arrears. Current non-executive Directors will each receive a single payment of £10,000 payable in New Shares as soon as possible after Admission. Any new non-executive Directors joining the Board after this time will also receive a similar payment.

KEY INFORMATION — (Continued)

Current trading and prospects

Trading at the time of the announcement of the Restructuring

At the time of the announcement of the outline terms of our Restructuring on 28 November 2002, the wholesale market price for electricity had been around £17.0 per MWh for delivery in 2003/2004 whilst average unit operating costs (including those in relation to the Eggborough power station) for the six months ended 30 September 2002 were approximately £19.9 per MWh. In short, as a result of our high fixed cost base (particularly the costs associated with our fuel) on a per MWh basis, our costs of producing electricity were exceeding our achieved selling price. We entered into the agreements with Creditors, BNFL and the Secretary of State in October 2003 in order to avoid administration in circumstances where no other viable option was available to the Group. The agreements provide the best that we could negotiate for shareholders at the time. We believe the only alternative would have been for us to take appropriate insolvency proceedings under which any distribution to shareholders would have been highly unlikely.

At the time of the announcement of the formal terms of the Restructuring on 1 October 2003, we had contracted to sell our electricity for the remainder of that financial year at what we estimated at that time would be an average price of £17.1 per MWh. At that time, we had entered into fixed price contracts for summer 2004 and winter 2004/2005 in relation to approximately 50 per cent. of our output for 2004/2005 at an average price of £18.3 per MWh and altogether had contracts to sell approximately 90 per cent. of our output for that period. Taken together with the partial hedge provided by the New BNFL Contracts (assuming the market price could fall below £21.0 per MWh), this meant we would only be 8 per cent. exposed to fluctuations in the wholesale electricity price. The prevailing market price at the time had been £21.6 per MWh for 2004/2005.

The wholesale market price for electricity has increased significantly compared to the price at the time that the Restructuring was announced. This increase in the wholesale price for electricity, together with key elements of the Restructuring, details of which are set out in summary in the bullet points on the second half of page 9 and on page 10 (and which are dealt with more fully in Part VI: Further information relating to the Restructuring) mean that the outlook for the Group has improved since the announcement made on 28 November 2002, although this has been offset by declines in output.

Current, financial and trading prospects

Nuclear output was 15.0 TWh (a 72 per cent. load factor) for the three month period ended 30 June 2004, 28.7 TWh (a 68 per cent. load factor) for the six month period ended 30 September 2004 and 33.1 TWh (a 67 per cent. load factor) for the seven month period ended 31 October 2004. The UK nuclear output for the equivalent periods in 2003 was 17.0 TWh (a 82 per cent. load factor), 33.3 TWh (a 79 per cent. load factor) and 37.9 TWh (a 77 per cent. load factor). The reduction on the previous year, and in the second quarter of this year compared to the first quarter, has been primarily due to unplanned outages.

During the three-month period ended 30 June 2004 and six-month period ended 30 September 2004, investment expenditure on plant projects, major repairs and strategic spares across the whole Group, including incremental costs associated with PIP, totalled £32m and £64m respectively of which we estimate that £17m and £32m respectively may have been capitalised, with the main projects in the period including replacement of cast iron pipework, fuel route improvements and the implementation of the work management programme. As a result of the FRS 11 impairment review in the financial year ended 31 March 2003, all expenditure of a capital nature has been expensed and will continue to be expensed until such time as it is possible to demonstrate that it results in an enhancement to the carrying value of fixed assets.

As previously indicated, the Company had already contracted to sell much of its planned nuclear output for the current year during the previous financial year and has had to buy back

KEY INFORMATION — (Continued)

power. Therefore it has not seen the full benefit of the recent rises in electricity prices. These factors, as well as increased pension costs and an increased depreciation charge related to the impairment reversal made in March 2004 have had a significant adverse impact on our profitability and cash flow. In view of the recent unplanned outages and the delayed return to service of Hartlepool and Heysham 1, the Directors consider that the outlook for the Company’s financial and trading prospects for the remainder of the financial year will be challenging.

The principal factors affecting the financial and trading prospects of the Group for the current financial year are: nuclear output, nuclear unit cash costs, sales, PIP and cash and liquidity:

Nuclear output

Following the unplanned outage at Heysham 1, as a result of cast iron pipework failure, we reviewed the implications for further cast iron pipework replacement at our other nuclear power stations and, accordingly, on 19 March 2004 we announced that our indicative target for nuclear output for 2004/2005 was reduced from 67.0 TWh to 64.5 TWh. We have suffered a number of unplanned outages since that date and following the evaluation of structural inspections carried out during a statutory outage at our Hartlepool power station, we decided that further work was required to demonstrate the integrity of certain boilers. This work entailed intrusive visual inspections of a number of boiler closure units. This also involved certain inspections being undertaken at Heysham 1. In addition, we are making modifications to our safety cases for Hartlepool and Heysham 1 to address flooding and fire threats and also to address graphite core brick cracking.

On 30 July 2004, we announced that we had revised our target nuclear output for 2004/2005 from 64.5 TWh to around 61.5 TWh. However, following discussions with the NII concerning our programme of works at Hartlepool and Heysham 1, we currently expect that Hartlepool and Heysham 1 will not return to service until later this calendar year and consequently (as we announced on 18 November 2004) we expect nuclear output of 59.5 TWh in the financial year ending 31 March 2005. Based on the Company’s business plans, we further expect the average annual nuclear output over the next three financial years (including this financial year) to be approximately 61.8 TWh.

Subject always to our continuing obligations as a listed company, we propose to publish information regarding our output on a quarterly basis at the same time as we publish the results for that quarter (rather than on a monthly basis) and we do not propose to make further forward-looking statements regarding our proposed annual output during a financial year.

Nuclear unit cash costs

Average unit costs for our nuclear power stations include maintenance, expenditure on nuclear plant and equipment and corporate overheads but exclude the impact of the NLF Cash Sweep Payment and working capital movements. In determining projected average nuclear unit cash costs, we make a number of assumptions relating to, amongst other things, output, fuel, operating costs (including staff and pension contributions), operational maintenance expenditure and capital expenditure, electricity prices and inflation. The resulting projections may change over time as a result of changes to one or more of these variables. Payments due to BNFL for fuel and ancillary services under the revised arrangements vary with electricity prices (as determined by the electricity reference price in the new arrangements) and movements in electricity prices may result in changes to our average nuclear unit cash costs.

In October 2003, we announced our projected three year average nuclear unit cash costs per MWh for our nuclear power stations. These were costs based on an assumed level of output of 67.0 TWh per annum, levels of capital expenditure in the range of £85m to £90m and electricity prices ranging from £14.0 per MWh to £22.0 per MWh.

In June 2004, we announced an increase in our estimate for average nuclear unit cash costs to take account of increased investment in plant projects, major repairs and strategic spares across

KEY INFORMATION — (Continued)

the whole Group (which includes incremental PIP expenditure). Based on the financial resources we expect to have available to us, for the financial year ending 31 March 2005, this investment will be in the range of £140m to £170m including incremental PIP expenditure of approximately £20m. If our financial resources are otherwise required due to unforeseen outages or changes to electricity prices and collateral requirements, we may be required to adjust our investment plans accordingly. In addition electricity prices have risen substantially since October 2003 and as a result we are now making additional payments to BNFL as provided for under the new arrangements for back-end fuel services. This will continue for so long as electricity prices remain above £16.0 per MWh (in 2002/2003 monetary values and indexed to RPI). Taking both factors into account, average nuclear unit cash costs were estimated in June 2004 to be £18.1 per MWh at then current electricity prices and assuming average annual output of 67.0 TWh.

The Directors have conducted a review of the projections for the three year period ending 31 March 2007 and annual average nuclear output for the period is now expected to be on average around 61.8 TWh per annum. On this basis, our average nuclear unit cash costs are projected to be £19.1 per MWh at current price levels. The Directors expect that these average unit costs will remain unchanged whilst wholesale baseload electricity prices remain at or above £22.7 per MWh at 2003/2004 price levels (or £21.0 per MWh, at 2002/2003 price levels, indexed to RPI), and assuming we achieve our average annual nuclear output figure. However should wholesale baseload electricity prices fall below this figure, our fuel costs will decrease in accordance with the provisions of our revised arrangements with BNFL.

Since the October 2003 announcement, nuclear unit cash costs have increased due to the higher level of projected investment and the costs of PIP, the increase in electricity prices and the reduction in projected output and inflation. The original nuclear unit cash cost of £14.5 per MWh was quoted at a reference electricity price of £16.0 per MWh (at 2002/2003 price levels) and an annual output level of 67.0 TWh. Rebased to current electricity prices, the nuclear unit cash costs would have been £16.4 per MWh compared with the current projection of £19.1 per MWh. Of this £2.7 increase, £1.1 is due to PIP, £0.2 is due to other cost increases, £0.4 is due to inflation and £1.0 is due to the output reduction.

Sales

As of 22 November 2004, contracts were in place covering virtually all of the planned output for the financial year ending 31 March 2005, of which nearly all are at fixed prices. The average price for these fixed price contracts is £21.0 per MWh. For 2005/2006, contracts are in place for approximately two-thirds of planned generation, with approximately half of these being at fixed prices at an average price of approximately £25 per MWh. The market price for forward baseload contracts has continued to rise and the wholesale price for annual contracts with delivery in 2005/2006 has risen from around £24.5 per MWh at the end of March 2004 to over £30.0 per MWh by 22 November 2004, an increase of some 20 per cent. Whilst there is no guarantee that these prices will continue to prevail they are comfortably above our estimates of average unit costs.

PIP

As a result of PIP’s wide ranging nature and the time and costs involved in implementing it, we do not expect to see the benefits of the hoped for improvement in operational reliability in the current or next financial year. The degree of improvement in operational reliability and the quantification of its impact on our financial results will depend on how the implementation of PIP progresses in the next 12 months but the Directors believe, on the basis of other improvement programmes implemented elsewhere in the world, that enhancements in output reliability should be capable of being achieved.

However, AGR power stations are unique to the UK and were built in the 1970s and 1980s by different design consortia to different design specifications. Accordingly, there can be no assurance that the improvement in reliability achieved in other nuclear power station improvement programmes, upon which PIP is based and which have been undertaken on newer

KEY INFORMATION — (Continued)

fleets of nuclear power stations based on non-AGR technology, will be capable of being achieved in respect of our AGR power stations.

Cash and liquidity

On 30 June 2004, net debt was £382m with gross debt standing at £883m. We had cash and liquid resources of £501m of which £321m was deposited as collateral in support of our trading activities. At 31 October 2004, the amounts were £450m and £332m respectively. We also entered into a Receivables Facility Agreement on 25 August 2004 to provide additional liquidity. We have agreed to defer amounts due to certain suppliers in order to better match the profile of monthly expenditure with the receipt of income from the sale of electricity.

In an attempt to align our nuclear fuel costs with receipts from sales of electricity in a year more closely, we have deferred an agreed sum of £20m in this financial year under certain of our contractual arrangements with BNFL which we intend to pay in respect of July invoiced payments, on 1 February 2005 and in respect of August and September invoiced payments, on 1 March 2005.

In addition, we have agreed a further side letter with BNFL dated 10 November 2004 under which it has been agreed that certain other payments under our existing fuel arrangements may be deferred. These payments were due in August, September and October 2004 and aggregate approximately £35m. We have agreed to pay approximately £10m of this amount on or before 31 December 2004, and the balance in two tranches in amounts to be agreed on or before 31 January 2005 and 28 February 2005, respectively. The contractual late payment interest at the rate of LIBOR plus 2 per cent. has started to accrue in relation to the amounts outstanding. BNFL has agreed that these late payments will not constitute non-compliance with our payment obligations for the purpose of our June 2004 deferral arrangements described above, provided the additional deferred amounts are paid in accordance with the proposal set out above.

Working capital statement

In the opinion of the Company and Holdings plc, having regard to the facilities available to the New British Energy Group, each has sufficient working capital to meet its present requirements, that is, for at least the next 12 months following the date of this document.

Admission and dealings of New Shares, New Bonds and Warrants and delisting of British Energy Shares

Application has been made to the UK Listing Authority for the New Shares, Warrants and New Bonds to be admitted to the Official List and to the London Stock Exchange for the New Shares, Warrants and New Bonds to be admitted to trading. It is expected that Admission of the New Shares, Warrants and New Bonds to the Official List will become effective and that dealings in the New Shares, Warrants and New Bonds will commence on the dealing day following the Restructuring Effective Date.

On 23 September 2004, British Energy sent its shareholders a letter in accordance with the Listing Rules, notifying shareholders of its intention to apply to the UKLA to cancel the listings of the British Energy Shares. Following an application by British Energy for the UKLA to cancel the listings of the British Energy Shares from the Official List, the UKLA cancelled the listings with effect from 8.00 a.m. on 21 October 2004 and the last day for dealings in British Energy Shares on the main market of the London Stock Exchange was 20 October 2004. Although the British Energy Shares are no longer listed on the Official List, the London listings of the Existing Bonds have not been cancelled and British Energy, therefore, remains subject to the continuing obligations applying to issuers of specialist debt securities under the Listing Rules. British Energy is exempt from the other continuing obligation provisions of the Listing Rules which apply to issuers of equity securities but intends to comply with these obligations as if the listings of the British Energy Shares had not been cancelled. It will not, however, regard itself as

KEY INFORMATION — (Continued)

being subject to the requirements of the Listing Rules to seek shareholder approval for significant transactions such as the Disposal or related party transactions. Application will be made for the listing of the Existing Bonds to be cancelled and the last day for dealings in the Existing Bonds will be the Restructuring Effective Date.

On 28 September 2004, the New York Stock Exchange (NYSE) suspended trading in the British Energy American Depositary Receipts (British Energy ADRs) and commenced proceedings to permanently delist British Energy ADRs from the NYSE. The NYSE announced it had taken this action in response to British Energy’s announcement on 23 September 2004 of its intention to delist the Ordinary Shares and A Shares from the London Stock Exchange. British Energy has appealed the NYSE’s decision to delist the British Energy ADRs. However, there can be no assurance that its appeal will be successful or that British Energy or the Company will meet the relevant listing criteria on the NYSE for the New British Energy American Depositary Receipts (New ADRs).

If the Members’ Scheme becomes Effective and British Energy or the Company satisfies the relevant listing criteria for the NYSE, the New ADRs will be listed for trading on the NYSE on Admission. If the Members’ Scheme does not become Effective but the Disposal is approved or if the Members’ Scheme becomes Effective and neither British Energy nor the Company are able to satisfy the relevant listing criteria for the NYSE on or prior to Admission holders of British Energy ADRs who are eligible will receive the New Shares and/or Warrants, as the case may be, to which they are entitled, but no New ADRs will be issued on Admission. In that event, we have agreed to take all reasonable steps to apply to list our New ADRs on the NYSE at such time following Admission as we are able to satisfy the NYSE listing criteria. In such circumstances, however, we will be required to satisfy the NYSE’s listing criteria for new securities, including minimum public float and minimum shareholder eligibility requirements that we may not be able to satisfy immediately after Admission. For additional information, see Part IX: Description of American Depositary Receipts.

Share capital and indebtedness

The authorised, issued and fully paid share capital of New British Energy and Holdings plc as at the date of publication of this document is as follows:

	Authorised		Issued
New British Energy	Amount(£)	Number	Amount(£)	Number
ordinary shares of 10p each	0.20	2	0.20	2
non-voting ordinary shares of £1 each	50,000	50,000	50,000	50,000

Total	50,000.20		50,000.20

	Authorised		Issued
Holdings plc	Amount(£)	Number	Amount(£)	Number
ordinary shares of £1 each	1	1	1	1
non-voting ordinary shares of £1 each	50,000	50,000	50,000	50,000

Total	50,001		50,001

New British Energy and Holdings plc have no indebtedness as at the date of this document. The terms of the Restructuring will result in a significant amount of the existing indebtedness of the British Energy Group being renegotiated, and will not be indebtedness of New British Energy or Holdings plc on Admission.

KEY INFORMATION — (Continued)

The authorised, issued and fully paid share capital of New British Energy and Holdings plc as at the date of Admission will be as follows:

	Authorised		Issued
New British Energy	Amount(£)	Number	Amount(£)	Number
ordinary shares of 10p each	280,000,000	2,800,000,000	56,101,655.30	561,016,553
non-voting ordinary shares of £1 each[1]	50,000	50,000	50,000	50,000
convertible ordinary shares of 10p each[2]	200,000,000	2,000,000,000	Nil	Nil
special rights redeemable preference shares of £1 each	1	1	1	1

Total	480,050,001		56,151,656.30

[1]	These shares will not be listed and will be repurchased and cancelled following Admission. See Part X: Additional information, paragraphs 2.1.3 and 2.6.2 for further details.

[2]	These shares will not be listed.

New British Energy will have 2,238,983,447 authorised but unissued ordinary shares of 10p each at Admission, of which 2,000,000,000 will be reserved for issue following conversion of the Convertible Shares in accordance with the rights attaching to the Convertible Shares (as described in Part X: Additional information, paragraph 4), and 29,527,187 will be reserved for issue pursuant to the Warrants (if the British Energy Shareholders approve the Members’ Scheme or the Ordinary Shareholders approve the Disposal) as described in Part VIII: Conditions of the Warrants. Of the remaining 209,456,260 authorised but unissued ordinary shares of 10p each which are not reserved in this way: (i) up to 187,000,000 (being approximately one third of the aggregate number of the ordinary shares of 10p each expected to be in issue as at Admission) will be authorised for issue other than for cash or in connection with a rights or other similar issue in favour of the holders of relevant securities; and (ii) up to 28,050,000 (being approximately five per cent. of the aggregate number of the ordinary shares of 10p each expected to be in issue as at Admission) will be authorised for issue generally for cash. The authorised but unissued share capital will also be available for issue pursuant to the employee incentive arrangements in accordance with the relevant limits set out in Part X: Additional information, paragraph 8.

	Authorised		Issued
Holdings plc	Amount(£)	Number	Amount(£)	Number
ordinary shares of £1 each	20,000,000	20,000,000	10,000,000	10,000,000
non-voting ordinary shares of £1 each[1]	50,000	50,000	50,000	50,000
special rights redeemable preference shares of £1 each	1	1	1	1
non-voting deferred share of £1 each	1	1	0	0

Total	20,050,002		10,050,001

[1]	These shares will be repurchased and cancelled following Admission. See Part X: Additional information, paragraphs 2.1.3 and 2.6.2 for further details

KEY INFORMATION — (Continued)

The following table of pro forma indebtedness of the New British Energy Group has been extracted from Part V: Unaudited pro forma financial information which has been prepared as if the Restructuring had been completed on 31 March 2004:

As of 31 March 2004
Pro forma £m

Debt repayable within one year:
New Bonds	19
CTA Global Bond	5
Amounts due to the NLF	20

44

Debt repayable after more than one year:
Amounts due to the NLF	212
New Bonds	531
CTA Global Bond	145

888

Total indebtedness	932

Notes:

(1)	All debt will be guaranteed by all Material Subsidiaries of the New British Energy Group.

(2)	In relation to the CTA Global Bond, the payment terms of a term loan granted under the Amended Credit Agreement match those under the CTA Bonds. The liabilities under the Amended Credit Agreement are secured against, amongst other things, the shares and assets of EPL including the CTA Global Bond held by EPL.

(3)	These payments to the NLF are secured by the DDP Debenture under which the New British Energy Group has granted fixed and floating charges over substantially all of its assets and undertakings (subject to specific exclusions).

(4)	The analysis excludes the Receivables Facility which has been put in place subsequent to 31 March 2004. The British Energy Group is required to post collateral in the form of cash to meet its trading requirements. As at 31 October 2004, the British Energy Group had cash and cash equivalents amounting to £450m, of which £332m was posted as collateral to support its trading obligations.

(5)	New British Energy will also be required to make an annual payment of, initially, 65 per cent. of its adjusted net cash flow, measured at each financial year-end (the NLF Cash Sweep Payment). For further information in relation to the NLF Cash Sweep Payment, see Part X: Additional information, paragraph 17.2(e).

(6)	The British Energy Group has a number of contingent liabilities, (as described in Note 17 of the unaudited quarterly financial statements in Section 2 of Part IV: Results for British Energy plc for the three months ended 30 June 2004), as follows:

(i)	On 12 February 2004 British Energy received a notice of warranty claims from the consortium which purchased the British Energy Group’s 82.4 per cent. interest in Bruce Power alleging breach of certain warranties and representations relating to tax and to the condition of certain plant at the Bruce Power station.

(ii)	The principal tax claim relates to the treatment of expenditure at the Bruce Power station during the period of British Energy’s part ownership and is currently being considered by the Canadian tax authorities. The treatment proposed by British Energy could result in a rebate of a material amount of tax to the British Energy Group that has never been recognised in the financial statements. The consortium claims that allowance of the expenditure for that period would cause it to lose future deductions. British Energy has rejected the tax claim. British energy is confident that the amount of the tax claim should not, in any event, materially exceed the amount of the rebate, and that the tax claim should have no material cash flow impact on the British Energy Group.

(iii)	The claim relating to the condition of the plant is based upon alleged erosion of certain parts of the steam generators, including the support plates, through which boiler tubes pass, which it is alleged resulted in an extended outage of one unit at the plant to carry out repair works and loss of revenues and costs of approximately C$64.5m. The consortium also claims that the alleged erosion may reduce the operating life of the unit and/or result in further repairs involving further losses. British Energy has rejected the claim and expects to defend it if it is pursued further.

(iv)	Under the agreement with the consortium C$20m is retained in trust to meet any representation and warranty claims, and this may be retained pending agreement or determination of the claims.

(v)	The British Energy Group has given certain indemnities and guarantees in respect of the disposal of its investment in AmerGen. As a result of an accounting adjustment made by Exelon to AmerGen’s management accounts and closing accounts as at 21 December 2003, British Energy may be required to make a payment to Exelon of up to US$13.7m. British Energy served a dispute notice on Exelon on 4 June 2004 to preserve its rights and the parties are endeavouring to resolve the matter amicably. The agreement with Exelon for the sale of AmerGen requires that, prior to instituting any litigation or other dispute resolution procedure, the companies will in good faith seek to resolve any dispute.

KEY INFORMATION — (Continued)

(7)	Save as disclosed above, there is no loan capital, borrowing, indebtedness, contingent liabilities or guarantees of the New British Energy Group. Save for the amounts due under the Amended Credit Agreement and the amounts due to the NLF, all other indebtedness is unsecured.

(8)	Save as disclosed above there has been no material change in the indebtedness or contingent liabilities or guarantees of the New British Energy Group that will impact on the New British Energy Group since 8 October 2004.

(9)	New British Energy has no indebtedness and as such, the consolidated indebtedness of Holdings plc is the same as the consolidated indebtedness of New British Energy.

PART I — DESCRIPTION OF THE NEW BRITISH ENERGY GROUP

INTRODUCTION

Overview

Our principal activities are the generation, sale and trading of electricity. We are the UK’s largest generator of electricity, producing over one fifth of the UK’s electricity and employing approximately 5,100 staff in the UK. Our registered office is located in Scotland.

The Group owns and operates eight nuclear power stations in the UK, with a combined capacity of approximately 9,600 MW, and the Eggborough power station, a coal-fired power station in North Yorkshire, England, with a capacity of 1,960 MW. British Energy is the ultimate holding company of British Energy Generation Limited (BEG) which operates our six nuclear power stations in England, British Energy Generation (UK) Limited (BEG UK) which operates our two nuclear power stations in Scotland, Eggborough Power Limited (EPL) which operates the Eggborough power station and British Energy Power and Energy Trading Limited (BEPET) and British Energy Trading Services Limited (BETS) which are responsible for the sale of our electricity output. Our power stations were connected to the National Grid between 1976 and 1995. The present structure of the Group is set out in Part VI: Further information relating to the Restructuring, paragraph headed: Group structure. For a description of the electricity industry in the UK (except for Northern Ireland where we do not operate), see the paragraph below headed: The electricity industry.

For the year ended 31 March 2004, British Energy’s group turnover (excluding turnover from discontinued operations) was £1,516m, resulting in an operating profit of £57m (before exceptional operating credits of £283m). Our operating profit from continuing activities (after exceptional operating credits) was £340m. Output from our eight nuclear power stations for the year ended 31 March 2004 was, in aggregate, 65.0 TWh, up from the prior year’s output of 63.8 TWh but less than the targeted output of 67.0 TWh. Output from the Eggborough power station was 7.6 TWh for the year ended 31 March 2004 compared with 5.7 TWh for the prior year. For further information regarding our financial results for the year ended 31 March 2004, see Part III: Operating and financial review and prospects and Part IV: Financial information.

Seven of our nuclear power stations, Dungeness B, Hartlepool, Heysham 1, Heysham 2, Hinkley Point B, Hunterston B and Torness, are each powered by two advanced gas-cooled reactors (AGRs). The eighth nuclear power station, Sizewell B, is powered by a single pressurised water reactor (PWR). For a description of the nuclear generation industry, see the paragraph below headed: The nuclear generation industry.

For a description of the legislative and regulatory environment affecting the operation of the Eggborough power station, see below the paragraph headed: Coal-fired generation.

We use various routes to market in the UK, including sales to the wholesale market, direct supply sales to industrial and commercial customers and sales via long term contracts. For a

PART I — DESCRIPTION OF THE NEW BRITISH ENERGY GROUP — (Continued)

description of our sales activities see below the paragraph headed: Electricity sales. For further information on our sales strategy see Part III: Operating and financial review and prospects.

Our business is subject to a high degree of regulation in a number of areas, including nuclear safety and security, electricity generation, trading and supply and environmental. For a description of our regulatory environment, see below the paragraph headed: Regulation.

History

We were originally state-owned and were privatised by the Government on 15 July 1996 through an international offering of shares in British Energy. At the time of privatisation, we were the holding company for Nuclear Electric Limited (now BEG) and Scottish Nuclear Limited (now BEG UK) which owned and operated the nuclear power stations which we continue to own and operate today. Following privatisation, we expanded the British Energy Group by acquiring, amongst other things, interests outside the UK.

In 1997, we formed AmerGen Energy Company, LLC (AmerGen), a joint venture with PECO Energy of Philadelphia, now part of Exelon Corporation, to pursue acquisition opportunities in the US nuclear generation market. AmerGen purchased three nuclear power stations in the US during 1999 and 2000 for US$130m.

In March 2000, we purchased the Eggborough power station for £646m. In May 2001, our Canadian subsidiary Bruce Power Limited Partnership (Bruce Power), formed specifically for the purpose, completed a transaction to lease the Bruce nuclear power plant in Ontario, consisting of eight reactors, from 12 May 2001 to 31 December 2018 with an option to renew the lease for up to a further 25 years. Bruce Power made an initial payment of C$537m (subject to closing adjustments) and a further C$225m was payable on a deferred basis. In addition, annual lease payments comprising fixed and variable elements were payable.

In February 2001, we formed Offshore Wind Power Limited, a 50:50 joint venture with Renewable Energy Systems Ltd, to develop offshore wind power around the UK mainland coast.

Our subsidiary, British Energy Retail Markets Limited, purchased South Wales Electricity plc’s electricity and gas supply business in February 2000 and subsequently sold it to Scottish and Southern Energy in August 2000. At the same time, BEPET entered into a ten year energy sales agreement with Scottish and Southern Energy.

Reasons for the Restructuring and recent developments

Due to, amongst other factors, difficult conditions in the UK electricity market, on 5 September 2002 the British Energy board announced that it had initiated discussions with the Government with a view to seeking immediate financial support and to implement a longer term financial restructuring. On 1 October 2003, the British Energy board announced that we had agreed the terms of the proposed restructuring (Restructuring) of the British Energy Group with certain of our creditors and the Secretary of State.

The Restructuring will, in broad terms, be implemented through a debt for equity and debt swap involving the creation of two new holding companies, New British Energy and our wholly-owned subsidiary Holdings plc. We will issue ordinary shares (New Shares) and Holdings plc will issue new bonds (New Bonds) to the Creditors in exchange for the Creditors agreeing to extinguish all or, in the case of the Eggborough Banks, part of their claims against members of the British Energy Group. Under new arrangements with the Secretary of State, the existing Nuclear Generation Decommissioning Fund (the NDF) will be enlarged into and renamed the Nuclear Liabilities Fund Limited (the NLF) which will fund the New British Energy Group’s qualifying uncontracted nuclear liabilities and qualifying decommissioning costs. In addition, the Secretary of State for Trade and Industry (the Secretary of State) has agreed to fund:

PART I — DESCRIPTION OF THE NEW BRITISH ENERGY GROUP — (Continued)

(i) qualifying uncontracted nuclear liabilities and qualifying decommissioning costs to the extent they exceed the assets of the NLF; and (ii) subject to certain exceptions certain contracted liabilities for historic spent fuel (namely, spent fuel arising from fuel loaded into our AGRs prior to the Effective Date (being the date immediately following the day on which the conditions to the effectiveness of the New BNFL Contracts are satisfied or waived)). To the extent that there is any surplus in the NLF, this amount will be paid to the Secretary of State.

The New British Energy Group will be responsible for funding certain excluded or disqualified liabilities and will, in certain circumstances, be required to compensate or indemnify the NLF and the Secretary of State in relation to such liabilities. These excluded and disqualified liabilities are described in greater detail in Part VI: Further information relating to the Restructuring, paragraph headed: Nuclear liability arrangements.

We also have (or in some cases will, on completion of the Restructuring, have) new contracts in place with British Nuclear Fuels plc (BNFL) which are designed to reduce the proportion of fuel costs which are fixed by providing for a discount when the wholesale market price of electricity is below a specified amount and a surcharge when above this amount. As electricity prices have risen substantially since October 2003, we are now making additional payments to BNFL under the new back-end arrangements in the form of the surcharge referred to in the Key information section, paragraph headed: New BNFL Contracts. This will continue for so long as electricity prices remain above £16.00 per MWh (in 2002/2003 monetary values and indexed to RPI).

Further details of these arrangements are set out in Part X: Additional information. For a summary of the Restructuring see Part VI: Further information relating to the Restructuring. Further information regarding the implications of the State Aid Approval on the liabilities of the Secretary of State under these agreements is set out in Part VI: Further information relating to the Restructuring under paragraph headed: State Aid.

Under the terms of the Restructuring, we agreed to dispose of our North American assets, namely Bruce Power and AmerGen, a 50:50 joint venture which operated three nuclear power stations in the United States. These disposals were completed on 14 February 2003 and 22 December 2003 respectively. Separately, we also disposed of our interest in Offshore Wind Power Limited which was completed on 23 December 2003.

On 22 September 2004, the European Commission (Commission) issued the State Aid Approval, subject to certain compensatory measures and conditions, further details of which can be found in Part VI: Further information relating to the Restructuring.

THE ELECTRICITY INDUSTRY

The structure of the electricity industry in the UK

The electricity generated at power stations in the UK is delivered to consumers through integrated transmission and distribution systems. The electricity industry comprises the following segments:

•	Generation: the production of electricity at power stations;

•	Transmission: the bulk transfer of electricity across a system consisting of high voltage lines and electrical plant, also known as the Grid;

•	Distribution: the transfer of electricity from the transmission system and its delivery across low voltage distribution systems to consumers;

•	Supply: the arrangements covering the bulk purchase of electricity by suppliers and its sale to consumers. Competition was introduced into the supply market in April 1990 and since May 1999 all consumers have been able to select their electricity supplier. Any company holding an appropriate electricity supply licence can supply any customer nationwide by obtaining access to the transmission and/or distribution networks; and

PART I — DESCRIPTION OF THE NEW BRITISH ENERGY GROUP — (Continued)

•	Interconnectors: the transmission systems in the UK are interconnected to allow the import and export of electricity between transmission systems. The England and Wales transmission system is connected to the Scottish transmission system via an interconnector jointly owned by the National Grid, Scottish Power and Scottish and Southern Energy, and to the French transmission system via an interconnector owned by the National Grid and Réseau de Transport d’Electricité. In addition, the Scottish transmission system is also connected to the Northern Ireland transmission system via an interconnector owned by Moyle Interconnector Ltd.

We compete in the generation market and in certain parts of the supply market and may in the future compete in auctions for the right to access existing interconnector capacity.

Sources of generation in the UK

Most of the electricity produced in the UK is generated by power stations which produce heat by burning fossil fuels such as coal, oil or natural gas. Nuclear power stations, by contrast, capture the heat released from splitting atoms. The heat is used to turn water into steam (in a boiler) which then turns a turbine which drives an electrical generator. Apart from nuclear and fossil fuel power generation, electricity can also be generated from renewable energy sources, such as water and wind, as well as from the incineration of household and industrial waste, biomass and burning gases emitted from landfill sites (together, Renewables). Key characteristics of the principal types of power stations in the UK are as follows:

•	Coal and oil fired power stations

Until 1996, coal-fired power stations represented by far the largest proportion of electricity generation capacity in the UK. However, since this time the trend in generation has been the continuing growth of gas-fired generation and the displacement of coal and oil-fired generation. Coal and oil fired stations are generally capable of varying output as short term demand for electricity changes. Following the divestment by National Power (now RWE Innogy) and Powergen (now E.ON UK) of a number of coal-fired power stations for regulatory reasons, stations in England and Wales are now owned and operated by many different companies. In Scotland, all of the major coal-fired power stations are still owned by Scottish Power. In March 2000, we acquired the Eggborough power station from National Power.

•	Nuclear power stations

Nuclear power stations were designed to operate for sustained periods of time at relatively constant output levels and are not well suited to varying output quickly. Their low variable (as opposed to fixed) costs also mean that they have a commercial incentive to generate as much electricity as possible and therefore continue to generate electricity during periods when market prices are low. We and Magnox Electric plc (Magnox) (a subsidiary of BNFL) are the only operators of generating nuclear power stations in the UK.

•	CCGT power stations

In a combined cycle gas turbine (CCGT) power station, the hot gases, created by natural gas combustion, are used first to drive the turbine generator and then used in a boiler to produce steam to drive a second turbine generator, producing additional power from the same fuel. CCGT stations are generally fuelled by gas alone, although some stations have the capability to burn gas-oil.

Since 1990, CCGT power stations have provided the majority of new generating capacity with nearly 10,000 MW of new capacity having been commissioned since 1996. In addition, there are open cycle gas turbine (OCGT) stations, whose hot exhaust gases, typically created by gas-oil combustion, are used to drive the turbine and then expelled into the atmosphere. OCGTs and CCGTs in the UK are generally capable of varying output.

PART I — DESCRIPTION OF THE NEW BRITISH ENERGY GROUP — (Continued)

•	Hydro-electric (natural flow) power stations

UK hydro-electric power stations, which account for the largest proportion of electricity from renewable sources, use water flows from reservoirs or rivers to turn turbines. These hydro-electric stations are mostly located in Scotland. Hydro-electric stations can vary output at short notice when water flows are sufficient.

•	Pumped storage power stations

Pumped storage power stations are a type of hydro-electric station. During periods when electricity prices are relatively low they use electricity to pump water from a low reservoir to a higher holding reservoir. During periods when electricity prices are relatively high, the water is released through the turbines to produce electricity. Pumped storage power stations are net consumers of electricity but they are able to generate electricity at short notice to meet sudden increases in demand (when prices are high) or in the event of the sudden breakdown of another generating set or its disconnection from the Grid.

•	Renewables

Apart from hydro-electric power, electricity is generated in Great Britain from other renewable energy sources including wind, incineration of household and industrial waste and burning gases emitted from landfill sites.

There have been a number of recent developments in the field of renewable energy schemes. For further details, see the paragraph below headed: Renewables obligation.

The figures in the table below show the capacity (in MW) of the major power producers in the UK by station type.

	31 December
	1999	2000	2001	2002	2003
Major power producers in England and Wales
Total declared net capability	58,485	60,585	61,850	59,333	60,299
Of which:
Conventional steam stations:	28,713	28,128	28,128	25,634	26,211
Coal fired	21,954	21,240	21,240	18,971	19,068
Oil fired	2,649	2,753	2,753	2,528	2,750
Mixed or dual fired(1)	4,110	4,135	4,135	4,135	4,393
Combined cycle gas turbine stations	16,110	19,275	20,443	20,186	20,967
Nuclear stations	10,516	10,046	10,046	10,046	9,658
Gas turbines and oil engines	817	807	897	1,131	1,127
Hydro-electric stations:
Natural flow	124	124	131	131	131
Pumped storage	2,088	2,088	2,088	2,088	2,088
Renewables other than hydro	117	117	117	117	117
Major power producers in Scotland
Total declared net capability	9,776	9,677	9,601	9,465	9,531
Of which:
Conventional steam and combined cycle gas turbine stations	5,169	5,070	5,070	5,069	5,070
Nuclear stations	2,440	2,440	2,440	2,440	2,440
Gas turbines and oil engines	264	264	174	83	150
Hydro-electric stations:
Natural flow	1,203	1,203	1,217	1,173	1,171
Pumped storage	700	700	700	700	700
Major power producers in Northern Ireland(1)
Total declared net capability	1,984	1,930	1,930	1,816	1,915
Total declared net capability in UK	70,245	72,192	73,381	70,614	71,745

(1)	Includes gas fired stations that are not Combined Cycle Gas Turbines.

Source:	DTI (dated 29 July 2004)

PART I — DESCRIPTION OF THE NEW BRITISH ENERGY GROUP — (Continued)

Key differences between nuclear and fossil fuel generation in the UK

A nuclear power station produces power at a level which cannot be easily adjusted to reflect changes in demand for power and as such is a baseload producer. By contrast, a fossil fuel power station can start and stop electricity production and can vary its output level more rapidly in response to changes in demand in a way which allows it to better react to pricing pressures in the market.

A nuclear power station consumes considerably smaller amounts of fuel by volume per unit of electricity generated than a coal-fired power station. For example, our AGR power stations use approximately 4 tonnes of uranium in fuel to produce 1.0 TWh of electricity compared to our PWR power station which uses approximately 3 tonnes of uranium in fuel and our coal-fired power station which uses approximately 400,000 tonnes of coal per TWh. The fuel supply costs of a nuclear power station are relatively inexpensive per unit of electricity produced compared with fossil fuels. Nuclear power also has the advantage of producing negligible emissions of carbon dioxide, sulphur dioxide and nitrogen oxides.

Whereas conventional power stations produce large volumes of exhaust gases which are discharged to the atmosphere, a nuclear power station has very little direct effect on the environment generally and as such is not significantly affected by environmental legislation seeking to limit emissions of carbon dioxide and other greenhouse gases. Nuclear power stations do, however, produce radioactive waste which requires careful handling, transport, storage and disposal arrangements. Nuclear fuel must also be handled, transported and stored safely. Nuclear power stations are also more complex and expensive to decommission than fossil fuel power stations. For more details on decommissioning, refer below to the paragraph headed: Nuclear decommissioning. These factors add to the costs of nuclear generation and create long term liabilities. Consequently, fuel supply represents a smaller proportion, and spent fuel and waste handling and station decommissioning a higher proportion, of the cost of the electricity produced from nuclear generation compared with fossil fuel generation.

The electricity market

Structure

The electricity market in the UK currently comprises three separate markets which can also supply to each other, namely: (i) England and Wales; (ii) Scotland; and (iii) Northern Ireland (where we do not operate). Each of these markets has a different commercial framework. Whilst in Scotland the market structure has remained substantially unchanged since privatisation of the electricity industry in 1991, in England and Wales the New Electricity Trading Arrangements (NETA) were introduced in March 2001 to replace the arrangements that had been in place since 1990.

The Government and the regulator, the Gas and Electricity Markets Authority (GEMA), are committed to a programme of reforms which will effectively extend NETA to cover the whole of Great Britain. This programme, known as the British Electricity Trading and Transmission Arrangements (BETTA), is currently scheduled for implementation in April 2005. BETTA will create a common set of trading rules so that electricity can be freely traded across Great Britain as well as a common set of rules for access to, and charging for, the transmission network. There will also be a single grid system operator in Great Britain which will be independent of generation and supply interests.

England and Wales

A key feature of NETA is that electricity is traded at bilaterally negotiated prices rather than relying on a pool to match supply and demand and set a single market clearing price. The contracts by which these trades occur may be negotiated directly between the parties, arranged through third party brokers on standard terms or traded anonymously via electronic power exchanges.

PART I — DESCRIPTION OF THE NEW BRITISH ENERGY GROUP — (Continued)

A balancing mechanism (which is given effect through the Balancing and Settlement Code (BSC)), operated by the transmission system operator, National Grid, adjusts for the imbalance of demand and supply in real time. The BSC rules also provide for the settlement, in half-hourly blocks, of differences (imbalances) between the contractual and physical positions of parties to the BSC, who may be generators, suppliers or traders of wholesale power. If a supplier requires more power to meet its contractual obligations, or if a generator has contracted to sell more power than it is able to produce, the contract is fulfilled by the shortfall being provided by the balancing mechanism.

Market participants are required to notify the energy contract volume aggregation agent (which is appointed by the Balancing and Settlement Code Company, a subsidiary of National Grid) of the volumes of electricity that they have contracted for each half-hour period and National Grid of their intended level of generation or consumption over that period. Participants may also, where appropriate, choose to submit bids and offers into the balancing mechanism to increase or reduce their production or consumption and National Grid can call upon these to balance the system. Under the rules of the BSC, a party’s imbalance volume is the difference between its notified contract volume and its metered volume. If the two amounts do not match, the party is then producing (or consuming) electricity which has not been contracted for. Imbalance settlement (or cash out) is designed so that any such electricity is charged at a price that should reflect the costs incurred by National Grid in keeping the system balanced.

A cash out mechanism exists in which there are two energy imbalance prices, a System Buy Price (SBP) and a System Sell Price (SSP), both of which are generally disadvantageous compared with the prevailing market price. Parties that are short of electricity are charged SBP for their imbalance volumes and parties that have a surplus receive SSP. This serves to incentivise the parties to generate or contract to meet their customers’ demands.

The costs of administering the system balancing mechanism are recovered from parties to the BSC in proportion to their physical volumes of electricity produced or consumed.

Scotland

In Scotland, the market structure has remained substantially unchanged since privatisation of the electricity industry in 1991. Currently, there is no wholesale electricity market in Scotland (although this is due to change with the introduction of BETTA as referred to above and as described in greater detail below in paragraph: Regulation) and therefore we currently sell all of our output from Hunterston B and Torness nuclear power stations to Scottish Power and Scottish and Southern Energy pursuant to the Nuclear Energy Agreement described in the section below headed: Arrangements in Scotland.

Demand

Demand for electricity in the UK is affected by a number of factors including: the time of day; weather; changes in economic activity; the relative energy requirements of individual sectors of the economy; improvements in the efficiency of electricity usage; and the price to consumers of electricity relative to other forms of energy.

Electricity consumption in the UK has generally risen over the last few decades. The annual rate of growth of UK electricity consumption has been broadly between 1.5 per cent. and 2 per cent. between 1996 and 2003. The transmission system operators in Great Britain forecast an increase in peak demand over the next few years, with the average demand growth over the period to 2009/2010 of approximately 1 per cent. per annum.

Generation

Competition in generation in England and Wales has developed significantly from the highly concentrated market that existed in 1990. The entry of new, independent power producers and

PART I — DESCRIPTION OF THE NEW BRITISH ENERGY GROUP — (Continued)

the divestment of stations by National Power (now RWE lnnogy) and Powergen (now E.ON UK) have led to significant changes in the market shares of the major generating companies. We are currently the largest generator in the UK and our major competitors are E.ON UK, RWE Innogy, EDF Energy, Drax Power Limited, Scottish Power, Scottish and Southern Energy and BNFL. In addition, there are a large number of companies which own single power plants.

The increase in the number of gas-fired power stations, primarily at the expense of coal-fired power stations, has brought about a more balanced generation mix in England and Wales. In Scotland, the generation mix and ownership has remained largely unchanged, with Scottish Power and Scottish and Southern Energy, together with us, owning 98 per cent. of the generation capacity.

Supply

Competition was introduced into the supply market in April 1990 and since May 1999 all consumers have been able to select their electricity supplier regardless of their size or location. In 2002, following a review of the development of supply competition, GEMA removed all remaining price controls in the supply market in Great Britain. As at 31 March 2003, 38 per cent. of domestic customers in Great Britain were no longer serviced by their original supplier. In Great Britain, licensed transmission and distribution system operators are required to allow electricity suppliers access to their systems on a non-discriminatory basis.

There has been some consolidation of supply businesses in recent years. Excluding British Energy, there are currently only six major suppliers in Great Britain, namely E.ON UK, RWE Innogy, EDF Energy, Scottish Power, Scottish and Southern Energy and Centrica (British Gas). We operate in the industrial and commercial sector, while all the other major suppliers also compete in the domestic retail sector. Gaz de France has recently entered the supply market and competes in the industrial and commercial sector.

In Scotland, Scottish Power and Scottish and Southern Energy have the major share of the supply market. For example, as at December 2003, they supplied 63 per cent. and 82 per cent. respectively of domestic customers within their local Scottish supply areas. Other suppliers generally purchase electricity from Scottish Power or Scottish and Southern Energy to cover their requirements. The maximum price is set by GEMA based on a reference price from the England and Wales wholesale market.

THE NUCLEAR GENERATION INDUSTRY

Introduction

The process of producing electricity at a nuclear power station is broadly similar to the process used at a fossil fuel power station except in respect of the source of heat used to generate the steam which drives the turbines and electrical generators, thereby producing electrical energy. In a nuclear power station, heat is created in the reactor core which is contained within a pressure vessel and a biological shield. In order to control the process of heat creation, control rods are inserted inside the reactor core. A coolant such as pressurised CO² or water passes through the reactor and transfers the heat to a boiler. Fuel rods have a limited life and therefore need to be periodically replaced. The refuelling of a reactor has an impact on its overall performance because this requires a reactor to be shut down or reduce its output in order to refuel.

Our nuclear power stations

We own and operate two types of nuclear reactors namely, the AGR and the PWR. They differ in many respects including, amongst other things, in the design of the fuel used and of the reactor. Each of our seven AGR nuclear power stations, Dungeness B, Hartlepool, Heysham 1, Heysham

PART I — DESCRIPTION OF THE NEW BRITISH ENERGY GROUP — (Continued)

2, Hinkley Point B, Hunterston B and Torness, are powered by two AGRs. Sizewell B is powered by a single PWR. Whereas the AGR design is unique to the UK, the PWR design is the most common reactor type in the world.

As well as being unique to the UK, our AGR power stations were constructed to varying specifications by different engineering consortia which we believe makes demonstrating safety cases for different reactors less straightforward. It can also mean that implementation of remedial action to make good a defect at one nuclear power station cannot be replicated with ease at other differently designed nuclear power stations. For further information on safety cases see the paragraph below headed: Nuclear power station lifetimes.

An AGR has a graphite moderator (which helps to enable the reaction) which is comprised of large graphite bricks with channels for the fuel rods, control rods and pressurised carbon dioxide coolant. The reactor is encased in a steel-lined, pre-stressed concrete pressure vessel which acts as one of the multiple barriers to the release of radioactivity in the event of an accident. The boilers in which water is heated are situated inside the pressure vessel. The AGR uses enriched uranium for its fuel.

A PWR is contained inside a steel pressure vessel filled with pressurised water which acts as the coolant and moderator. Pressurised water is pumped around the reactor and through the boilers. The pressure vessel, boilers and connecting pipework are contained within a steel-lined, pre-stressed, containment building which acts as one of the multiple barriers to the release of radioactivity in the event of an accident. The fuel used is enriched uranium dioxide and is contained in zirconium alloy tubes.

Operating regime

Capacity and output

The electrical output of a nuclear power station depends on a combination of its overall generating capacity, the output level at which the station actually operates and its availability. The capacity of each nuclear power station is reviewed and amended from time to time to reflect the long-term capability of the plant. The table below sets out the capacity values for each of our nuclear power stations and the output of each of our nuclear power stations for the five years to 31 March 2004 and the percentage of the fleet’s capacity that was achieved in each year (Annual Load Factor).

Station	Capacity (MW)[1]	Output (TWh)3/Year to 31 March
		2004	2003	2002	2001	2000
Dungeness B	1,110	6.66	5.18	5.25	3.66	2.23

Hartlepool	1,210	8.28	9.34	8.83	9.09	9.32

Heysham 1	1,150	6.28	7.85	8.11	8.92	8.45

Heysham 2	1,250	9.81	9.30	9.03	10.05	6.41

Hinkley Point B	1,220	8.11	8.26	8.98	8.23	7.68

Hunterston B	1,190	8.77	8.93	9.85	6.43	8.88

Sizewell B	1,188	8.90	9.20	9.22	8.43	9.06

Torness	1,250	8.15	5.70	8.30	7.71	10.17

Total	9,568	64.96	63.76	67.57	62.53	62.20

Annual Load Factor[2]		77%	76%	81%	75%	74%

1.	Capacities are stated net of all power consumed for the stations’ own use, including power imported from the National Grid.

2.	Annual load factors are obtained by dividing the actual output by the output that would have been achieved had each station operated at its stated capacity in that year for the entire period.

3.	Output in each year reflects any statutory, refuelling and unplanned outages as discussed below.

Source:	British Energy (2004)

PART I — DESCRIPTION OF THE NEW BRITISH ENERGY GROUP — (Continued)

The output levels which nuclear power stations can achieve relative to their stated capacities are affected by a number of factors, including plant operating conditions and operating strategies, which can result in a nuclear power station being operated at below its maximum capacity level. Nuclear power station availability is principally affected by the number and duration of planned and unplanned outages and load reductions, such as those required to carry out refuelling (as described below). Taking into consideration the impact of statutory outages and refuelling (but excluding planned repair outages and any unplanned outages), the maximum annual load factor which could theoretically be achieved across our portfolio of nuclear power stations is between 88 and 90 per cent., albeit that the maximum achieved in the last five years has been 81 per cent. for the year ended 31 March 2002.

Statutory outages

Periodically, our nuclear reactors need to be shut down to allow for regulatory inspection and routine maintenance. We refer to these as statutory outages.

The interval between statutory outages is determined by the plant safety case, which includes the requirements for inspection, maintenance and testing, and the arrangements in place to control this interval are approved by the NII. Currently, each of our AGRs must initiate a statutory outage once every three years and our PWR once every 18 months.

After a statutory outage, the NII’s consent is required for a reactor’s return to service and this consent is dependent upon us demonstrating an adequate safety case in respect of that reactor. For more information on safety cases see below in the paragraph headed: Nuclear power station lifetimes. We seek to reduce the impact of statutory outages on revenue by timing such outages to occur during periods of lower demand for electricity when prices are lower (generally between March and October). We also seek to reduce the duration of any statutory outages by improving the efficiency with which we conduct the required programme of work. AGR statutory outages completed during the year ended 31 March 2004 had an average duration of 53 days, compared to 56 days in 2003 and 46 days in 2002. Statutory outages are generally limited to one reactor within each AGR power station at any one time.

Refuelling operations

Reactor output is also affected by planned outages including load reductions required to carry out refuelling.

The plant design permits on-load refuelling (i.e. refuelling whilst the reactor’s power is reduced to between 20 per cent. and 40 per cent. of full power) at Hinkley Point B, Heysham 2, Hunterston B and Torness to help reduce the amount of output lost due to refuelling. We refuel these reactors one at a time at each station. On-load refuelling operations typically take a few days to complete and are repeated approximately every six weeks for each reactor.

At Heysham 1, Hartlepool and Dungeness B, we refuel the reactors whilst they are off-load (i.e. refuelling whilst the reactor’s power is reduced to zero), which typically takes approximately one week. We also refuel these reactors one at a time at each station. This process typically occurs every five months for each reactor.

Improvements in fuel utilisation have reduced the amount of fuel required at each reactor. In particular, we have developed more efficient fuel management techniques, such as increasing fuel enrichment and moving partially burnt fuel assemblies from the edge of the reactor to the centre so that more of the energy can be extracted from the fuel, a process known as radial shuffling. Radial shuffling is carried out routinely at Hinkley Point B and Hunterston B and radial shuffling safety cases have been developed for Hartlepool and Heysham 1, where the process is expected to re-start in 2004, and approximately one year later at Dungeness B. Radial shuffling is not planned at Torness or Heysham 2 because it would disproportionately increase the time taken to complete refuelling and therefore would be uneconomical.

PART I — DESCRIPTION OF THE NEW BRITISH ENERGY GROUP — (Continued)

We are presently in discussions with BNFL regarding possible further increases in fuel enrichment and changes to the fuel design that may further improve its utilisation and could also make it less susceptible to failure.

PWRs are not designed to refuel on-load and must be shut down for refuelling. Accordingly, we seek to time statutory outages at Sizewell B to coincide with refuelling outages. Although Sizewell B has only one reactor, that reactor has a performance capacity comparable to the combined reactor capacity of both reactors at an AGR power station and the impact of an outage for the same period is therefore substantially greater than that associated with a single AGR. Sizewell B currently operates for a period of up to 18 months between statutory/refuelling outages, the average length of which is 47 days. During refuelling, approximately one third of the fuel is replaced.

Unplanned outages

Our level of unplanned outages (see the table below) significantly affects our operations. To date these unplanned outages have been caused by a variety of technical issues, the most significant of which are problems with: our refuelling equipment and processes; turbine-generators; tendons; boilers; boiler feed pumps; gas circulators (which are used to pump carbon dioxide coolant gas around the reactor core); and the seawater coolant system. We believe that the loss of output arising from these outages is indicative of a deterioration in the materiel condition of our plant over time, caused by: (i) inadequate investment when compared with international benchmarks for spending at nuclear power stations; (ii) a failure to perform required maintenance on a timely basis; and (iii) human errors in the operation and maintenance of our plant including conducting our operations and maintenance functions on a station-by-station rather than fleet-wide basis. This conclusion is consistent with the findings of the World Association of Nuclear Operators (WANO) corporate review carried out in 2001 (details of which are set out below in the paragraph headed: Key findings from the WANO 2001 corporate review).

Total unplanned outages (TWh)/Year to 31 March
2004	2003	2002	2001	2000
10.7	10.6	9.1	12.8	12.4

Source:	British Energy (2004)

When an unplanned outage occurs we may, depending, amongst other things, on our contracted position, be compelled to buy additional power via the balancing mechanism referred to above in the paragraph headed: The electricity market. For further detail, see the risk factor headed “Unplanned outages at our nuclear power stations could adversely affect our turnover and profitability.”

Performance Improvement Programme

To address the issues described above and with a view to reducing the level of unplanned outages, in August 2003 we brought together a team within British Energy and engaged a consortium of experienced external consultants, led by Ove Arup and Partners International Limited, in conjunction with significant support from WANO, to design and implement a far-reaching Performance Improvement Programme (PIP). Our PIP implementation team and power station management teams, supplemented with additional experienced nuclear professionals seconded from WANO, have targeted six focus areas namely: (i) foundation; (ii) training; (iii) human performance; (iv) equipment reliability; (v) management of work; and (vi) operational focus:

(i)

Foundation: provides the infrastructure to mobilise many of the changes planned across the fundamentals of human performance, equipment reliability, management of work and operational focus. Its focus is on creating a defined, aligned, effective and properly resourced organisation with improved organisational effectiveness to help achieve

PART I — DESCRIPTION OF THE NEW BRITISH ENERGY GROUP — (Continued)

excellence in nuclear plant operation. In addition, it aims systematically to develop management and leadership skills to meet station and corporate needs. We expect this aspect of the programme will lead to our employing more engineering and technician staff to work at our nuclear power stations;

(ii)	Training: supports foundation and seeks to develop and maintain a knowledgeable, skilled nuclear staff by creating the appropriate training to enable staff to do their job effectively and to ensure there is training to refresh and enhance skills;

(iii)	Human performance: involves promoting cultural change with a focus on accountability and striving for excellence, improving the skill sets of our operational support team and setting clear performance targets. The achievability of operational performance targets are reinforced by the consistent application of error reduction techniques. We have sought to capture the essence of this objective by defining our corporate ethos (communicated to our employees) as “Safe, profitable and proud”. Examples of progress to date include a number of operationally experienced people being appointed to senior positions in our central support functions, including the appointment of a new head of supply chain, improvements in our technical training function and the re-organisation of operational staff that we have undertaken at station level, including the appointment of certain new station directors;

(iv)	Equipment reliability: will involve significant investment to improve the materiel condition of our plant and to recover or attain higher levels of plant reliability and hence improve output levels. The asset survey review we recently concluded and the asset planning and investment division currently being formed will be instrumental in seeking to identify and prioritise necessary expenditure over the next five years and to assist in ensuring that this expenditure is well targeted;

(v)	Management of work: follows on from the work management programmes initiated in 2001 and aims to improve the effectiveness and efficiency of project management and work activities, including through the creation of a projects division; to standardise processes for resolving issues across sites where commonality can provide benefits; and to redirect planning and work management processes to reduce maintenance backlogs by, for example, undertaking more maintenance at the same time as works undertaken in relation to planned and unplanned outages. Other key objectives include keeping work scopes stable, improving adherence to work schedules and improving outage management across the fleet. This will be necessary as investment is increased in the plants in the ensuing years; and

(vi)	Operational focus: seeks to strengthen the management focus on excellence in nuclear operating performance. It includes the introduction of an effective corrective action programme, redirecting our engineering teams to focus more closely on the health and performance of our systems (targeting the root cause of problems), ensuring operational challenges are identified and resolved prior to them impacting the operation of the nuclear power stations, and promoting increased use of operating experience information to improve plant safety and reliability.

As it is implemented, we envisage that PIP will evolve over time, to reflect changes to our business and operations though its overriding objective - to reduce unplanned outages - would remain unchanged. We would also strive to ensure that in the long term the six strands of PIP would become an integral part of the way we work.

Following an initial mobilisation phase which ended in July 2004 and which included an asset condition survey to develop a detailed plan of action, the next phases of PIP implementation will focus on staff organisation, prioritisation of work activities, human performance initiatives and investing in people, processes and the materiel condition of our plant. The final phases are targeted to complete, subject to necessary working capital headroom being available, by 31 March 2007. Certain aspects of remedial capital investment will, however, likely run beyond that into the financial year ending 31 March 2008.

PART I — DESCRIPTION OF THE NEW BRITISH ENERGY GROUP — (Continued)

The investment in the materiel condition of our plant will focus initially on those items which we believe from our asset survey condition, represent high priority issues. There can be no assurance that the items of plant which we have identified as lower priority issues, on the basis of information to date, will not be a cause of an unplanned outage in the future or that the order in which we deal with higher priority items of plant will prevent unplanned outages. Furthermore, we recognise that to successfully improve our overall business performance we will need to perform better across a number of different areas of our business, such as trading.

Further information regarding PIP is set out in the results for British Energy for the three months ended 30 June 2004 contained in Part IV, Section 2 under the paragraph headed: Performance Improvements.

By putting in place and implementing PIP, which in essence, involves investing in our people, processes and plant, we are aiming to increase the reliability of our nuclear generating assets. PIP should also lead to a reduction in our maintenance backlog. We believe that as a result of PIP, if properly implemented, we will be better placed to play a role in any future review by the Government of UK energy policy.

However, because of PIP’s wide ranging nature and the time and costs involved in implementing it, we do not expect to see the benefits of the hoped for improvement in operational reliability in the current or next financial year. The degree of improvement in operational reliability and the quantification of its impact on our financial results will depend on how the implementation of PIP progresses in the next 12 months but the Directors believe, on the basis of other improvement programmes implemented elsewhere in the world, that enhancements in output reliability should be capable of being achieved.

AGR power stations are unique to the UK and were built in the 1970s and 1980s by different design consortia to different design specifications. Accordingly, there can be no assurance that the improvement in reliability achieved in other nuclear power station improvement programmes, upon which PIP is based and which have been undertaken on newer fleets of nuclear power stations based on non-AGR technology, will be capable of being achieved in respect of our AGR power stations.

In relation to the current financial year ending 31 March 2005, we believe that the investment in plant projects, major repairs and strategic spares across the whole New British Energy Group which includes incremental PIP expenditure of approximately £20m, will be in the range of £140m to £170m based on the financial resources we expect to have available to us. If our financial resources are otherwise required due to unforeseen outages or changes to electricity prices and collateral requirements, we may be required to adjust our investment plans accordingly. During the three-month period ending 30 June 2004 and six-month period ending 30 September 2004, investment expenditure on plant projects, major repairs and strategic spares across the whole Group, including incremental costs associated with PIP, totalled £32m and £64m respectively of which we estimate that £17m and £32m respectively may have been capitalised, with the main projects in the period including replacement of cast iron pipework, fuel route improvements and the implementation of the work management programme. Since the FRS11 impairment review in the financial year ended 31 March 2003, all expenditure of a capital nature has been expensed and will continue to be expensed until such time as it is possible to demonstrate that it results in an enhancement to the carrying value of fixed assets.

The detailed business plans for each of the two financial years ending 31 March 2006 and 31 March 2007 will not be finalised until shortly prior to the commencement of the relevant financial year. The incremental expenditure of PIP will depend on our financial resources and prospects at the relevant time. Based on our current expectations of future electricity prices and output, and therefore our financial resources, we believe that annual investment in plant projects, major repairs and strategic spares across the whole New British Energy Group, which includes incremental PIP annual expenditure in the range of £70m to £120m, will be in the range

PART I — DESCRIPTION OF THE NEW BRITISH ENERGY GROUP — (Continued)

of £200m to £250m in each of the years ending 31 March 2006 and 2007. This compares with the range of capital expenditure of £85m to £90m stated at the time we announced our Restructuring on 1 October 2003 which did not include any PIP expenditure, nor the costs of major repairs and strategic spares. If our financial resources are otherwise required due to unforeseen outages or changes to electricity prices and collateral requirements, we may be required to adjust our investment plans accordingly.

We do not believe that the restrictions on our expenditure under our existing agreements, or those agreed to, in particular the restrictions in the Contribution Agreement (to be entered into pursuant to the Government Restructuring Agreement), prohibit spending on PIP (as currently envisaged) at the levels previously announced.

Nuclear power station lifetimes

The primary factor in determining the operating life of a nuclear power station is the technical and economic practicability of supporting an agreed safety case for that particular station. A safety case is the underlying written report that describes the steps taken to secure the safe operation of a nuclear power station as well as certain supporting documents built up over the years of the station’s operation that demonstrate the arrangements made for managing the safety of that station. The adequacy of the safety case for each nuclear power station is confirmed at each statutory outage by us undertaking a review of operating performance and by an inspection of the plant and passing the findings of such review and inspection to the NII. The NII is our key regulator and derives its powers from the Nuclear Installations Act 1965 (NIA) and the Health and Safety at Work Act 1974 (HSWA). As a licensee we seek to demonstrate to the NII a robust safety case which will likely involve detailed technical evaluations and may require complex judgements to be taken. The NII must then give its consent to a reactor being restarted. A reactor may thus only be operated for the interval determined by the safety case which, in respect of our AGR power stations, is currently three years.

In addition, every ten years, we have to undertake a Periodic Safety Review (PSR) for each nuclear power station. The results of the PSR require the approval of the NII in order to secure continued operation. Following the first PSRs at our AGR power stations, the NII gave its approval for a further ten years of operation for each of these stations based on an agreed programme of work for modifying the plant to ensure adequate safety cases. Our progress against the agreed programme of work is assessed at each statutory outage. Further information on PSRs can be found below in the paragraph headed: Periodic safety reviews.

Key elements in support of an AGR safety case are the justifications for the continuing integrity of the reactor’s graphite core and the boilers (as they may be uneconomic to replace). Over the course of the nuclear generation process, cracks develop in the graphite bricks which form the graphite core in our AGRs. Such cracking can lead to the distortion of the core structure and the reduction of the AGRs’ operational capacity. Our plants may require more frequent inspection to support our safety cases, which could result in prolonged statutory or unplanned outages. Reduced boiler life can be caused by different factors and can lead to a permanent reduction in boiler performance and potentially our ability to generate electricity. By contrast, the key element in support of a PWR’s safety case is the ability to show the continuing viability of the lifetime of the reactor pressure vessel (as this is unlikely to be economic to replace). All these highly complex issues are subject to agreements being reached with the NII. For further detail regarding the risks associated with this aspect of our business see Part II: Risk factors, the risk factor headed: Our business is subject to extensive and unique regulations.

PART I — DESCRIPTION OF THE NEW BRITISH ENERGY GROUP — (Continued)

The assessment of the potential operating lifetime of each of our nuclear power stations when used in our financial statements (for example, for purposes such as depreciation) is known as the ‘accounting life’. This is consistent with our technical assessment of the ability to make a secure safety case at each statutory outage and at the relevant PSR. The current potential operating lifetimes and, thus, accounting lifetimes are set out in the following table.

Station	Lifetime (years)	Estimated[1] Closure Date	Date next PSR is submitted to NII	Date of expected response from NII

Dungeness B	25	2008	December 2006	January 2008

Hinkley Point B	35	2011	December 2005	January 2007

Hunterston B	35	2011	December 2005	January 2007

Heysham 1	30	2014	December 2007	January 2009

Hartlepool	30	2014	December 2007	January 2009

Torness	35	2023	December 2008	January 2010

Heysham 2	35	2023	December 2008	January 2010

Sizewell B	40	2035	December 2013	January 2015

Source: British Energy

[1]	The exact closure date based on current accounting lifetime of our AGR power stations will depend on the timing of the reactors’ statutory outages. We will aim to close one of the two reactors at each AGR power station ahead of the other in order to allow de-fuelling, which forms part of the decommissioning process, to take place effectively.

Some of the technical risks affecting the lifetimes of our AGR power stations are set out in Part II: Risk factors under the risk factor headed: Problems of graphite core brick cracking and reduced boiler life could negatively affect our profitability and the lifetime of our AGR power stations.

Extension of operating lifetimes

The current operating lifetime used in financial statements for each AGR power station, other than Dungeness B, is at least five years greater than its initial operating design life. Any decision to extend the operating life of an AGR power station used in our financial statements would be based, in large measure, on a combination of economic factors and the engineering judgements reached in respect of technical issues, such as those referred to above.

Our technical evaluation of the ability to extend the operating lifetime used in our financial statements for Dungeness B is well advanced but no financial assessment of this work has been undertaken to date. However, when we make decisions regarding significant expenditure and staffing levels at Dungeness B, we do so on the basis that Dungeness B’s operating lifetime (and thus its accounting lifetime) may be capable of being extended to 2013. These decisions have been undertaken to preserve the possibility that such an extension may be achieved in the event that our financial assessment of the work and investment required to make a secure safety case for the period up to 2013 transpires to be in favour of such an extension. In relation to our ability to extend the operating lifetime used in our financial statements of our other AGR power stations, our technical evaluations are currently at a less advanced stage.

There can be no assurance that lifetime extensions will be attainable at any of our AGR power stations nor that the existing operating lifetimes used in our financial statements will be capable of being achieved. For further information see Part II: Risk factor headed: Problems of graphite core brick cracking and reduced boiler life are amongst those that could negatively affect our profitability and the lifetime of our AGR power stations. If our AGR power stations are to operate until the end of the current operating life used in our financial statements, we will also need to continue to be able to source AGR fuel from BNFL, the sole supplier of AGR fuel. This risk is set out in more detail in Part II: Risk factors, under the risk factor commencing: Our business depends upon equipment and service suppliers of a specialised nature.

PART I — DESCRIPTION OF THE NEW BRITISH ENERGY GROUP — (Continued)

Sizewell B currently has an operating lifetime of 40 years and an assumed closure date of 2035. Based on recent experience in the US (where the regulatory regime is different) where regulatory approval has been given to some PWRs to extend their lifetimes so that they have a total lifetime of 60 years, an extension to the current Sizewell B lifetime may be achievable. However, no evaluation has been undertaken to date in relation to extending Sizewell B’s operating lifetime and there can be no assurance that such a lifetime extension would be attainable.

We recognise that extending the operating lifetimes of our nuclear power stations would enhance the value of our asset base and we plan to carry out evaluations to see if our nuclear power station operating lives can be extended subject, if required, to our being given consent by the NLF under the Contribution Agreement to spend the sums necessary to effect such evaluations. However, we recognise that such lifetime extensions will require the consent of the NDA pursuant to the Nuclear Liabilities Funding Agreement (NLFA) if the extension will result in an increase in the Costs of Discharging Liabilities (as defined in the NLFA). The NDA is obliged to consent if we can demonstrate that any economic benefits to the NLF or the Secretary of State deriving from the extension are reasonably likely to exceed the corresponding increase in such costs. Such benefits will be taken into account by the NDA in deciding whether to give its consent in other circumstances. For further information on the NLFA, see Part VI: Further information in relation to the Restructuring and Part X: Additional information, paragraph 17.2 (c). We also recognise that investing in improving the materiel condition of our plant may be required to support extending the operating lifetimes used in our financial statements.

Nuclear fuel cycle

There are several clearly identifiable stages in the life of nuclear fuel, which are collectively known as the fuel cycle. The stages of fuel preparation before it enters the reactor, namely, uranium procurement, conversion, enrichment and fabrication, are known as the front-end fuel cycle. The handling, storage, reprocessing and ultimate disposal of spent nuclear fuel and associated waste products are known as the back-end fuel cycle. The various stages of the fuel cycle and our fuel cycle contracts are described in more detail below.

The front-end fuel cycle

Uranium procurement, conversion and enrichment

The uranium procurement, conversion and enrichment stages are collectively termed uranics. Over the last 15 years, a substantial proportion of the world’s uranics needs have been met from ex-military and civil stockpiles.

Uranium in the form of uranium ore concentrate, which is available on the world market, is first converted into uranium hexafluoride (natural UF6).

There are five major suppliers of conversion services and there is a competitive world market, although one supplier (BNFL) has announced that its conversion plant will be shut down in 2006.

Once the uranium ore concentrate has been converted to natural UF6, it is enriched by increasing the proportion of U235 (creating enriched UF6) to make it suitable for use in certain types of commercial nuclear reactor. There are four major suppliers of enrichment services and there is a competitive world market for these services.

Fabrication

Up to the fabrication stage, fuel cycle processes are identical for both AGRs and PWRs. At the fabrication stage, enriched UF6 is converted into either AGR or PWR ceramic fuel pellets and

PART I — DESCRIPTION OF THE NEW BRITISH ENERGY GROUP — (Continued)

assembled to produce fuel elements and fuel assemblies, respectively, which are subsequently loaded into the reactors.

Given the limited use of AGR technology globally, the sole supplier of AGR fuel fabrication services is BNFL. A competitive world market exists for PWR fuel fabrication services.

Front-end fuel cycle contracts

Uranium procurement, conversion and enrichment

BNFL purchases uranics on the world market using a number of suppliers in order to supply fabricated AGR fuel for our AGR power stations. Enriched uranium is also purchased by BNFL for on-supply to the PWR fuel fabricator that we use. These arrangements are set out in our AGR fuel fabrication and supply agreements with BNFL (Existing AGR Fuel Supply Agreements).

We have contracted to acquire AGR fuel from BNFL for the period to 31 March 2006 and, subject to amongst other things, the Restructuring becoming effective, beyond 31 March 2006 under the Post 2006 AGR Fuel Supply Agreements which are described in Part X: Additional information, paragraphs 17.1 (aa) and (cc). The Existing AGR Fuel Supply Agreements and Post 2006 AGR Fuel Supply Agreements give BNFL the responsibility for procuring the uranics requirements to meet our fuel orders as described below.

The uranics supplied by BNFL to BEG comprise the BEG stocks transferred to BNFL, as well as uranics obtained under BEG’s contracts which were (and are in the process of being) novated to BNFL (under a deed of sale and purchase entered into on 31 March 2003 (the Uranics Sale and Purchase Deed) described in Part X: Additional information, paragraph 17.1 (ee)) and which are sufficient to fully meet our requirements for BEG’s AGRs and PWR until at least the end of 2006. Thereafter, the uranics supplied by BNFL, where these are not committed under existing contracts, will have to be procured by BNFL on the market. Subject to the Restructuring becoming effective these arrangements will continue until at least 2010 at which time the parties may decide to continue the arrangements or, alternatively, to source our uranics procurement and supply services on the open market. BNFL has supplied uranics to BEG UK since 1996. Beyond 31 March 2006, the uranics supply arrangements to BEG UK will become part of the uranics supply arrangements to BEG as described above.

AGR fuel fabrication

We are dependent on BNFL as the sole supplier of AGR fuel fabrication services for the operating life of our AGRs. The supply component of our Post 2006 AGR Fuel Supply Agreements will expire when no further AGR fuel is required to be loaded into our AGR power stations. A summary of these agreements is set out in Part X: Additional information, paragraphs 17.1 (z) to (cc).

We maintain stocks of fuel at our AGR power stations which, together with the capability of the AGRs to continue to generate power without the need for new fuel to be loaded, would be sufficient for, typically, three to four months’ continuous generation in the event of supply disruption.

The principal payment terms of the Existing AGR Fuel Supply Agreements (as amended by the March 2003 Deeds of Amendment) and the Post 2006 AGR Fuel Supply Agreements are as follows:

(i)	a payment of £28.5m fixed per annum until 31 March 2006, but discounted on a linear basis in accordance with the market baseload price of electricity to a minimum payment of £13.5m per annum at a market price of £15.0 per MWh. The fixed starting price falls to £25.5m thereafter and is also subject to the discounting mechanism; and

(ii)	a payment of £191,000 per tonne of uranium in AGR fuel delivered.

PART I — DESCRIPTION OF THE NEW BRITISH ENERGY GROUP — (Continued)

These amounts are in July 2002 or 2002/2003 monetary values and are indexed to RPI.

PWR fuel fabrication

Fuel fabrication services for Sizewell B are currently provided by Framatome ANP (Framatome) utilising enriched UF6 supplied to us by BNFL under BEG’s Existing AGR Fuel Supply Agreement. The agreement with Framatome provides for a mix of fixed commitments for PWR fuel and options for us to call for additional PWR fuel, and is capable of meeting Sizewell B’s requirements until around 2015.

As PWR fuel is readily available in a competitive world market, we believe that it would be possible to secure replacement supplies in the event of supply disruption from our PWR fuel supplier, subject to fuel compatibility and licensing requirements.

The back-end fuel cycle

Spent fuel

Spent fuel is used fuel which is removed from a reactor because it can no longer support the required level of power generation. Following a three to six month period of storage and cooling in water-filled ponds at the AGR power station sites, the spent AGR fuel is loaded into specially designed flasks and transported to BNFL’s plant at Sellafield for storage and reprocessing or long term storage. Our spent PWR fuel is stored on-site in a cooling pond pending construction of a longer term dry storage facility (such construction to be funded by the NLF pursuant to the NLFA). Spent AGR and PWR fuel can be stored for long periods prior to final disposal, or, after a period of at least three years for spent AGR fuel or five years for spent PWR fuel, it can be reprocessed.

Spent fuel reprocessing

Reprocessing of spent AGR fuel separates uranium and plutonium from highly radioactive nuclear waste products and is followed by storage of the resulting materials. We use BNFL’s reprocessing facilities at Sellafield in Cumbria, England.

Reprocessed uranium can be recycled once it has been converted, enriched and fabricated into new AGR or PWR fuel. Reprocessed uranium is not currently used in the UK and regulatory consents have not been obtained for its use.

Nuclear waste

Nuclear waste products are categorised by their radioactivity levels into low level radioactive waste, intermediate level radioactive waste and high level radioactive waste.

Low level waste (LLW) comprises potentially contaminated or slightly radioactive materials, such as used protective clothing and tools. In the UK, LLW represents approximately 86 per cent. by conditioned volume of radioactive waste. Most LLW can be handled by workers wearing simple protective clothing and gloves and without any requirement for radiation shielding.

Intermediate level waste (ILW) includes the sludges and resins from the cleaning of cooling pond water and certain wastes arising from the reprocessing of spent fuel. In the UK, approximately 14 per cent. by conditioned volume of radioactive waste is classified as ILW.

High level waste (HLW) comprises spent fuel which will not be reprocessed and certain nuclear waste products separated out from uranium and plutonium during the reprocessing of spent fuel. These categories of waste are characterised by the fact that their temperature may rise significantly as a result of the high level of radioactivity and this needs to be taken into account in the design of storage or disposal facilities. In the UK, HLW excluding spent fuel represents

PART I — DESCRIPTION OF THE NEW BRITISH ENERGY GROUP — (Continued)

approximately 0.1 per cent. by conditioned volume of radioactive waste from reprocessing, although this contains approximately 95 per cent. of the total radioactivity in all nuclear waste (excluding uranium and plutonium recovered from reprocessing).

Current Government policy on managing radioactive waste is that HLW should be stored for at least 50 years to allow the radioactivity to decay and consequent heat generation to reduce. Once the waste has cooled, one of the options is underground disposal. Spent fuel which is not reprocessed should similarly be allowed to cool. Once the HLW has cooled, it will continue to be stored pending a decision on final disposal. There is currently no disposal route available in the UK for either ILW or HLW, however the Government has asked the newly-formed Committee on Radioactive Waste Management to report to it on this issue in 2006. Upon implementation of the Restructuring, the costs of disposal will be dealt with under the New Spent Fuel Agreements with BNFL in respect of new spent fuel and under the Historic Fuel Agreements and the Nuclear Liabilities Agreements in respect of historic spent fuel. (Further information regarding the implications of the State Aid Approval on the liabilities of the Secretary of State under these agreements is set out in Part VI: Further information relating to the Restructuring under paragraph headed State Aid.)

Management and disposal of operational nuclear waste

We are responsible for the management and disposal of all operational nuclear waste arising from our operations in conformity with relevant laws and regulations and having regard to Government policy.

LLW is often incinerated on site and the resulting ash and other LLW that has not been incinerated is compacted, if appropriate, and then sent to BNFL for disposal at its facility at Drigg in Cumbria, England. We have contracts in place with BNFL until 31 March 2005 for the disposal of LLW. We intend to enter into further contracts with BNFL for the disposal of LLW at Drigg beyond 31 March 2005.

At present our ILW is stored on-site in purpose-built facilities and, in most cases, these facilities are designed to accommodate all of the ILW that we expect to be created during the current nuclear power station lifetimes. In anticipation of the fact that the capacity of our untreated ILW resin storage tanks at Sizewell B will be exhausted by 2008/2009, we are presently engaged in modifying the station’s on-site encapsulation plant to enable it to encapsulate ILW. Once the ILW has been encapsulated in metal drums, the waste can be stored in Sizewell B’s conditioned waste storage building. We intend to complete the encapsulation plant modifications before ILW resin storage tank capacity exhaustion.

Back-end fuel cycle contracts

Reprocessing and long-term management of spent fuel

AGR fuel

Each individual AGR power station’s storage capacity varies but overall average capacity is approximately equivalent to nine months of spent fuel storage and with the storage facilities usually holding approximately six months’ spent fuel, this leaves approximately three months’ additional capacity in case of any short term interruptions in the movement of spent fuel to BNFL’s Sellafield site. If a nuclear power station’s spent fuel storage facilities became full, that station could theoretically continue to generate electricity, but the volume of electricity produced would gradually reduce as the fuel in the reactors was consumed. It would not be possible to load additional fuel into the reactor until at least the equivalent quantity of stored spent fuel was despatched to Sellafield.

We have contracts with BNFL (the only available supplier of reprocessing and long term storage services in respect of spent AGR fuel) for the long term management of spent fuel covering the

PART I — DESCRIPTION OF THE NEW BRITISH ENERGY GROUP — (Continued)

entire operating lives of our AGR power stations and for the fuel removed from the reactors at the end of their operating lives. Upon implementation of the Restructuring, these will be the Historic Fuel Agreements and the New Spent Fuel Agreements. We also have a number of agreements with BNFL for the provision of certain ancillary services in relation to spent fuel management. These are referred to as the BNFL Ancillary Agreements and, upon implementation of the Restructuring, will cover services provided in relation to both historic spent fuel and new spent fuel.

Upon implementation of the Restructuring, under the Historic Fuel Agreements, BNFL will provide spent fuel management services for an agreed period for historic spent fuel. The Secretary of State has also agreed, subject to the implementation of the Restructuring, to meet our liabilities to BNFL (subject to certain exceptions) under the Historic Fuel Agreements and, in relation to historic spent fuel, under the BNFL Ancillary Agreements (pursuant to provisions of the Historic Liabilities Funding Agreement (HLFA), which is summarised in Part X: Additional information, paragraph 17.2 (d)). (Further information regarding the implications of the State Aid Approval on the liabilities of the Secretary of State under these agreements is set out in Part VI: Further information relating to the Restructuring under paragraph headed State Aid.) We retain ultimate responsibility for these materials after the date on which BNFL is no longer obliged to perform the services; however, these liabilities will fall within the scope of the liabilities to be met by the NLF or, where the NLF has insufficient assets, the Secretary of State under the NLFA (as described below in the paragraph headed: Decommissioning and other nuclear liabilities). Under the HLFA, the Secretary of State will also have an option to acquire title to any of our historic spent fuel and materials deriving from spent fuel management at Sellafield.

Under the Historic Fuel Agreements, BNFL will be responsible for the storage of the uranium, plutonium and, pending disposal, HLW and ILW arising from historic spent fuel reprocessing and for the storage of historic spent fuel which is not reprocessed until agreed dates. BNFL will be obliged to treat, package and store ILW resulting from fuel reprocessed under the Historic Fuel Agreements. If we require it, BNFL will store our ILW waste until an agreed date. BNFL will also take title to, and all liabilities for, certain cooling pond equipment (LLW and/or ILW) which is used to store spent fuel on behalf of BEG. The contracts with BNFL also provide for the possibility of extending these periods of storage, subject to obtaining necessary regulatory and planning consents, and taking into account the need for storage beyond this date.

Upon implementation of the Restructuring, under the New Spent Fuel Agreements, BNFL will take title to, and all liability for, the management and ultimate disposal of all spent AGR fuel arising from fuel loaded into the reactors on or after the Effective Date, namely the new spent fuel.

With respect to the back-end fuel services under the New Spent Fuel Agreements, we will be obliged to pay:

(i)	a payment of £150,000 per tonne of uranium in AGR fuel, payable on loading of such new fuel into one of our AGRs;

(ii)	a rebate/surcharge against the payment mentioned in (i) above equivalent to 50 per cent. of the difference between the market baseload price of electricity in a year and £16.0 per MWh multiplied by the MWh produced by the AGR fleet in that year. The market baseload price of electricity used in the calculation will not be less than £14.8 and not more than £19.0 per MWh; and

(iii)	if the market baseload price of electricity exceeds £19.0 per MWh, a surcharge against that payment equivalent to 25 per cent. of the difference between the market baseload price of electricity in a year and £19.0 per MWh multiplied by the MWh produced by the AGR fleet in that year. The market baseload price of electricity used in that calculation will not be less than £19.0 and not more than £21.0 per MWh.

All of the above amounts are stated in 2002/2003 monetary values and are indexed to RPI.

PART I — DESCRIPTION OF THE NEW BRITISH ENERGY GROUP — (Continued)

As a result of the standstill arrangements with BNFL (described above in the Key information section, paragraph headed: Standstill arrangements), since 1 April 2003 we have been making payments under our existing back-end fuel services contracts with BNFL as if the pricing provisions of the New Spent Fuel Agreements applied. BNFL has agreed to standstill in respect of the difference between amounts currently being paid and the amounts which would have been payable under the existing contracts (unamended).

The pricing provisions highlighted above are intended to enable us to reduce a proportion of our fuel costs which are fixed by providing for a discount when the market baseload price of electricity is below a specified amount and a surcharge when above this amount. As electricity prices have risen substantially since October 2003, we are now making additional payments to BNFL under the new arrangements for spent fuel management in the form of the surcharge referred to above. Our obligation to make additional payments for spent fuel management will continue for so long as electricity prices remain above £16.0 per MWh (in 2002/2003 monetary values and indexed to RPI).

The New Spent Fuel Agreements and the Historic Fuel Agreements (and other agreements ancillary thereto) are summarised in more detail in Part X: Additional information, paragraphs 17.1 (ff) to (ss) and further details on the costs are set out in Part III: Operating and financial review and prospects.

PWR fuel

We intend that spent PWR fuel from Sizewell B will be stored on the Sizewell B site pending final disposal of the fuel. PWR fuel is not currently expected to be reprocessed though this has not been discounted.

The spent fuel storage pond at Sizewell B was designed to accommodate 18 years of spent fuel arisings and will be reconfigured to accommodate approximately 30 years’ spent fuel arisings, subject to obtaining appropriate consents including from the NDA and the NII. The reconfiguration work requires completion by 2009/2010 to allow the continued operation of Sizewell B. At this time, it is our judgement that these works will be completed before or during 2009/2010. We will consider, in due course, arrangements for the remainder of lifetime arisings for spent PWR fuel in the light of the prevailing commercial and regulatory environment.

The qualifying costs of waste management and the disposal of spent PWR fuel from Sizewell B will be met by the NLF (described in greater detail below in paragraph below headed: Nuclear decommissioning).

BNFL payment deferrals

Certain of our contractual arrangements with BNFL provide for BNFL to use its reasonable endeavours to meet our requirements for deferring payments or for us to use our reasonable endeavours to meet BNFL’s requirements for receiving advance payments under those agreements so long as neither party is adversely affected.

In exercise of this provision, we agreed with BNFL in June 2004 that the payment of certain charges invoiced by, and due to BNFL in July, August and September in each of the financial years of 2004/2005, 2005/2006 and 2006/2007 under the Existing BEG AGR Fuel Supply Agreement and Post 2006 BEG AGR Fuel Supply Agreement, may be deferred up to a maximum of £20m, providing we are in compliance with our other payment obligations under those agreements. These deferrals will allow us to align the payments for fuel due in any one of these three years more closely with the receipts from the sales of our electricity in the same year.

Accordingly, we have deferred the agreed sum of £20m in this financial year under this arrangement, and have stated to BNFL that it is our intention to pay the amounts in respect of the July invoiced payments on 1 February 2005 and to pay the amounts in respect of the August

PART I — DESCRIPTION OF THE NEW BRITISH ENERGY GROUP — (Continued)

and September invoiced payments on 1 March 2005. The interest payable on such deferred amounts for the period of the deferral is at the contractual late payment interest rate of LIBOR plus 2 per cent. Interest is calculated every three months, upon which BEG has an option to pay this interest or add it to the deferred payment amount.

In addition, we have agreed a further side letter with BNFL dated 10 November 2004 under which it has been agreed that certain other payments under our existing fuel arrangements may be deferred. These payments were due in August, September and October 2004 and aggregate approximately £35m. We have agreed to pay approximately £10m of this amount on or before 31 December 2004, and the balance in two tranches in amounts to be agreed on or before 31 January 2005 and 28 February 2005, respectively. The contractual late payment interest at the rate of LIBOR plus 2 per cent. has started to accrue in relation to the amounts outstanding. BNFL has agreed that these late payments will not constitute non-compliance with our payment obligations for the purpose of our June 2004 deferral arrangements described above, provided the additional deferred amounts are paid in accordance with the proposal set out above.

Nuclear decommissioning

The decommissioning process

Decommissioning of a nuclear power station is the process whereby it is shut down at the end of its economic life and eventually dismantled. Throughout the world, over 90 nuclear reactors have been shut down and a large number of decommissioning projects are in progress. Decommissioning has usually been planned to take place over several decades and the majority of these projects are at an early stage. However, there is a growing volume of experience of the early decommissioning activities and pre-closure planning and preparation requirements of large scale nuclear power station decommissioning.

Our objectives for decommissioning are to: ensure the continued safety of the public, the workforce and the environment; minimise the environmental impact as far as reasonably practicable; release sites for further use as appropriate; and, in a manner which is consistent with all of the foregoing, minimise the expenditure of resources.

We have adopted the Early Safestore Decommissioning Strategy (ESS) for decommissioning our AGR and PWR power stations. The principal activities of the ESS are:

•	Stage 1: pre-closure preparatory work; defuelling; decommissioning engineering preparatory work; and management of potentially mobile operational wastes;

•	Stage 2: dismantling redundant ancillary buildings; safestore development; site surveillance, care and maintenance; and

•	Stage 3: preparation for reactor building dismantling and clearance; retrieval and management of stored radioactive waste; reactor dismantling and reactor building dismantling and clearance; and site clearance and release for further use.

The Health and Safety Executive (HSE) receives requests from time-to-time to delicense parts of, or even entire sites licensed under the NIA. The NIA requires that before allowing all or part of a site to be delicensed, HSE must be satisfied that “there has ceased to be any danger from ionising radiations from anything on the site or, as the case may be, on that part thereof”. HSE is currently in the process of developing and publishing a policy statement that sets out its criteria for delicensing sites that are licensed under the NIA. Public consultation on this policy closed in July and the policy statement is expected later this year.

Decommissioning and other nuclear liabilities

We have an obligation under our nuclear site licences to decommission our nuclear power stations at the end of their useful lives. The estimated undiscounted cost of decommissioning our AGR and PWR power stations as reported in our financial statements for the year ended 31

PART I — DESCRIPTION OF THE NEW BRITISH ENERGY GROUP — (Continued)

March 2004 is £5.1 billion out of a total estimate for all nuclear liabilities of £15 billion. Currently, certain of the decommissioning liabilities are covered by the existing arrangements with the NDF to which we have made contributions pursuant to the terms of the Nuclear Decommissioning Agreement which was entered into on 29 March 1996.

If the Restructuring becomes effective, the Nuclear Decommissioning Agreement will terminate, the Nuclear Liabilities Agreements will become fully effective and the existing NDF will be enlarged into and renamed the NLF, as described below.

Under the terms of the Nuclear Liabilities Agreements, the NLF will, subject to certain exceptions, fund our qualifying uncontracted nuclear liabilities (i.e. all those nuclear liabilities for which there is currently no contract in place) and the qualifying costs of decommissioning our nuclear power stations (decommissioning costs). The NLF will be funded by contributions from us and the Secretary of State has agreed to fund the qualifying uncontracted nuclear liabilities and qualifying decommissioning costs to the extent that they exceed the assets of the NLF. To the extent that there are any surplus funds in the NLF, this amount will be paid to the Secretary of State. The Secretary of State has also agreed, again subject to certain exceptions, to fund certain of our contracted liabilities for historic spent fuel. (Further information regarding the implications of the State Aid Approval on the liabilities of the Secretary of State under these agreements is set out in Part VI: Further information relating to the Restructuring under paragraph headed State Aid.)

The New British Energy Group will be responsible for funding certain excluded or disqualified liabilities and will, in certain circumstances, be required to compensate or indemnify the NLF and the Secretary of State in relation to such liabilities. Our obligations under these arrangements with the Secretary of State will be guaranteed by each Material New British Energy Group Company. These excluded or disqualified nuclear liabilities are described in greater detail in Part VI: Further information relating to the Restructuring, paragraph headed: Nuclear liability arrangements and in Part X: Additional information, paragraphs 17.2 (c) and (d).

In consideration for the assumption of these liabilities by the Secretary of State and the NLF, Holdings plc will issue £275m of New Bonds to the NLF and the New British Energy Group will make the following ongoing payments to the NLF:

•	the NLF Cash Sweep Payment;

•	fixed decommissioning contributions of £20m per annum (stated in March 2003 monetary values and indexed to RPI) but tapering off as our AGR power stations are currently scheduled to close; and

•	£150,000 (stated in March 2003 monetary values and indexed to RPI) for every tonne of uranium in PWR fuel loaded into the Sizewell B reactor after the Restructuring Effective Date.

The NLF will have the right from time to time to convert all or part of the NLF Cash Sweep Payment into Convertible Shares (the NLF Conversion Right). On a full conversion the NLF would hold up to 65 per cent. of the thereby enlarged equity share capital of the Company. However, the terms of the Convertible Shares include a limit on the voting rights attaching to such shares equal to the maximum amount which can be held by the NLF without triggering a mandatory offer under the City Code on Takeovers and Mergers (Takeover Code), being currently 29.9 per cent. of the voting rights of the Company (and, for this purpose, taking into account the voting rights attributable to any other ordinary shares of the Company held or acquired by any person acting in concert with the NLF). This voting restriction applies for so long as the Convertible Shares are held by the NLF. The Convertible Shares will convert automatically into ordinary shares in the Company on transfer to a third party but are not convertible at the election of the NLF prior to such transfer. There are restrictions on the manner in which the NLF may exercise the NLF Conversion Right or dispose of any of the shares arising on such exercise.

PART I — DESCRIPTION OF THE NEW BRITISH ENERGY GROUP — (Continued)

Further information relating to these arrangements is set out in Part VI: Further information relating to the Restructuring, paragraph headed: Nuclear liability arrangements and in Part X: Additional information, paragraph 17.2 (e).

COAL-FIRED GENERATION

Eggborough power station’s operating regime

EPL, the owner of the Eggborough power station, was acquired from National Power in March 2000 using Group funds. This purchase was subsequently re-financed by a £550m project finance loan on 13 July 2000 between EPL and the Eggborough Banks, with the proceeds subsequently being received by British Energy.

Following the Restructuring, EPL will remain within the Group and continue to own and operate the Eggborough power station unless the Eggborough Banks: (i) exercise an Eggborough Option; or (ii) enforce their security and take ownership of EPL or the Eggborough power station.

Further details of these arrangements are set out in Part VI: Further information relating to the Restructuring and in Part X: Additional information.

Output from the Eggborough power station was 7.6 TWh during the year ended 31 March 2004, compared with 5.7 TWh and 7.1 TWh for the years ended 31 March 2003 and 31 March 2002, respectively. The Eggborough power station’s output level is influenced by market prices, our contracted trading position; the extent to which its operation is required to cover for unplanned outages at our nuclear stations; and relevant environmental legislation (the influence of such relevant environmental legislation increasing significantly over time).

As a result of it being coal-fired, the Eggborough power station produces emissions of carbon dioxide (CO2), sulphur dioxide (SO2) and nitrogen oxides (NOx) and therefore its future output will be affected by the impact of two important environmental initiatives which seek to limit these emissions namely, the EU Emissions Trading Scheme and the Large Combustion Plant Directive, which are discussed in the paragraph below headed: Future legislation affecting the Eggborough power station’s output.

The Eggborough power station consists of four generating units which, together, have a combined registered capacity of approximately 1,960 MW and is operated at various output levels, rather than at constant levels in the manner of our nuclear power stations. Specifically, the Eggborough power station fulfils the following functions:

•	Reserve capacity: by maintaining a level of reserve capacity it assists in managing the trading risks associated with unpredictable reductions in the availability of our nuclear power stations. Calling on the Eggborough power station as an alternative source of generation reduces our reliance on the spot markets or the balancing mechanism;

•	Profiling or shaping: unless a customer has a purely baseload power requirement (i.e. a requirement for unvarying amounts of energy) we are unable to meet their requirements based solely on our nuclear generation capacity. As a result, we need to combine our baseload generation with flexible output to meet the requirements of our customers who require varying levels of output over the term of their contract. The Eggborough power station provides us with a source of electricity generation for this purpose, thereby reducing our reliance on purchases from competitors; and

•	Flexibility: changes in customer demand over the short term and the nature of the overall customer profile mean that we need to have access to capacity that is able to change output rapidly in response to changing requirements. Like other fossil fuel power stations, the Eggborough power station is able to provide this flexibility and is an alternative to the use of short term markets and power exchanges.

PART I — DESCRIPTION OF THE NEW BRITISH ENERGY GROUP — (Continued)

We own an ash disposal site at Gale Common, close to the Eggborough power station, which is used for the disposal of ash produced by the Eggborough power station and by the nearby Ferrybridge power station, which is owned by a subsidiary of Scottish and Southern Energy.

Investment in the Eggborough power station

In response to recent developments in relation to the regulation of emissions, details of which are set out below in the paragraph headed: Future legislation affecting the Eggborough power station’s output, we are in the process of fitting two of the four generating units at the Eggborough power station with flue gas desulphurisation (FGD) equipment. Once operational, the equipment is designed to reduce emissions of SO2 to the atmosphere from the units which have been fitted with FGD by approximately 90 per cent. The FGD has been installed and commissioning tests are in progress. Handover of the project has been delayed pending resolution of certain performance issues. We currently believe that the issues can be resolved without having a material adverse effect on our financial or trading position.

As part of the Restructuring:

•	in the period from the Restructuring Effective Date to 31 March 2010, certain constraints are imposed on the funding of the Eggborough power station including: (i) specifying the operating and maintenance costs that may be met; and (ii) imposing a cap of approximately £70m (subject to certain de minimis exceptions) on capital investment. Specifically, we are contractually committed to certain capital investment to improve the Eggborough power station’s performance and reliability. Any further capital investment in the Eggborough power station by any member of the New British Energy Group that is a restricted subsidiary under the New Bonds will be treated as restricted payments under the New Bonds unless the limitation on restricted payments in the New Bonds has been suspended (by reason of the New Bonds attaining an investment grade rating from Moody’s and at least one other rating agency at the relevant time); and

•	in the period post 31 March 2010, we may fund capital investment in the Eggborough power station for maintenance including non-recurring maintenance and/or repairs of a capital nature only. Any further capital investment in the Eggborough power station by us or any member of the New British Energy Group that is a restricted subsidiary under the New Bonds will be treated as restricted payments under the New Bonds unless the limitation on restricted payments in the New Bonds has been suspended (by reason of the New Bonds attaining an investment grade rating from Moody’s and at least one other rating agency at the relevant time).

Any investment in the Eggborough power station which is not permitted under the terms of the New Bonds will require approval by way of an extraordinary resolution passed at a New Bondholders’ meeting as there are no express consent requirements in the New Bonds.

Future legislation affecting the Eggborough power station’s output

The EU Emissions Trading Scheme (ETS) and the revised Large Combustion Plant Directive (2001/80/EC) (LCPD) are major environmental initiatives which will have an important impact on the Eggborough power station as they seek to reduce the emission of CO2, SO2, NOx and particulates. The ETS is due to be implemented in January 2005. The main provisions of the LCPD which limit emissions are due to become effective on 1 January 2008. The LCPD will limit emissions even further than the current Large Combustion Plant Directive (1988/609/EC).

ETS

Combustion installations with a rated thermal input in excess of 20 MW (excluding hazardous or municipal waste installations) require a Greenhouse Gas Emissions Permit (an Emissions

PART I — DESCRIPTION OF THE NEW BRITISH ENERGY GROUP — (Continued)

Permit). Under an Emissions Permit, a combustion installation is allocated CO2 emissions allowances (ETS Allowances). From 1 January 2005 onwards, each combustion installation must begin monitoring CO2 emission and surrender ETS Allowances equal in amount to its actual annual reportable emissions of CO2 by the date falling four months from the end of the year in which such emissions arose. In any year, a combustion installation’s emissions of CO2 may not exceed its ETS Allowances for such year unless it has purchased additional ETS Allowances to cover such excess emissions (in principle, ETS Allowances should be tradable across all Member States, enabling those operators with a surplus of allowances to sell to those with a shortfall).

The Eggborough power station has an Emissions Permit, however, the Government is still in the process of determining the allocation of ETS Allowances for combustion installations. Implementation of the ETS in the UK involves a draft National Allocation Plan (NAP) under which each combustion installation, including the Eggborough power station, is given a CO2 allocation for the period 2005/2007 (the First Phase). The Government published draft NAPs in January and May 2004 for consultation. These documents set out the principles for determining the total quantity of allowances and provided provisional installation-level allocations. The Government has always made clear that the allocations published were subject to change as a result of: updated emissions projections; verification of baseline data; and the inclusion of additional installations; and that the overall level of allowances to be set in the final allocation decision will be revised in the light of these changes. In the NAP submitted to the Commission in April 2004, the Government stated that in the First Phase of the ETS it was seeking an overall reduction in emissions of CO2 which was in line with achieving reductions of 15.2 per cent on 1990 levels by 2010. On this basis, the First Phase would reduce emissions of CO2 by 5.5m tonnes representing a 0.75 per cent. reduction of the total allowances and that this would be achieved by cutting the projected emissions of the power station sector by a corresponding amount.

In the draft list of installation level allocations, published by the Government in January 2004, the Eggborough power station was allocated ETS Allowances equating to 4.9m tonnes of CO2 emissions in each of the calendar years 2005, 2006 and 2007. This is equivalent to the level of emissions associated with electrical output of approximately 5.4TWh in each such year. This allocation is scheduled to be finalised in autumn 2004 but may change. Depending on the final allocations, additional allowances may need to be acquired if the Eggborough power station is to continue to generate electricity at 2003/2004 levels. We, along with other industry participants, are lobbying the Government for an increase in ETS Allowances. (The Government has indicated that they intend to retain some ETS Allowances for new market entrants and to auction any unallocated ETS Allowances from this reserve on an annual basis in the years up to 2007).

On 27 October 2004, the Government announced that it was proposing to amend the NAP submitted in April to increase the total quantity of ETS Allowances by just under 3 per cent. because of revised projections of emissions by UK installations covered by the scheme. On 10 November 2004, the Government submitted its amendments to the Commission. Details of how this amendment, which is subject to approval from the Commission, will affect allocation to individual installations have not yet been published. The new allocation would be 5.2 per cent. below final projection of emissions for business as usual in the UK and the Government is continuing to look to the electricity supply industry to bear the burden of reducing emissions below business as usual projections.

The basis for the allocation of ETS Allowances in the second phase of the ETS (this relates to the period from 2008 to 2012) has yet to be determined by the Government.

PART I — DESCRIPTION OF THE NEW BRITISH ENERGY GROUP — (Continued)

LCPD

The LCPD seeks to reduce the emissions of certain pollutants (namely NOx, SO2 and particulates) into the air from large combustion plants. From 1 January 2008, under the LCPD, Member States must achieve significant emissions reductions by:

•	ensuring that all permits for the operation of existing plants contain conditions requiring compliance with the Emission Limit Values (ELVs) established for existing plants; and/or

•	ensuring that existing plants are subject to a National Emission Reduction Plan (NERP).

ELV

The ELV approach involves setting specific limits on the emission of NOx, SO2 and particulates for individual plants which cannot be exceeded by a plant without it breaching its permit.

NERP

NERP applies an overall cap on emissions of NOx, SO2 and particulates for each Member State. This cap is calculated by taking the aggregate of the limits that would have applied to each plant in operation within the Member State in the year 2000 had the ELV approach been taken (based on each plant’s annual operating time, fuel used and thermal output averaged over the last five years of its operation up to and including the year 2000). As long as the cap is not breached, a Member State has some flexibility in the implementation of NERP. For example, it may allow plants to trade their allocations within the same Member State. However, a Member State’s flexibility under an NERP approach is constrained by:

•	the limits set under the pollution, prevention and control regime (for further detail, see the section below headed: Regulation of the Eggborough Power Station and Gale Common);

•	the LCPD which provides that closure of plants subject to NERP will not result in a corresponding increase in allocation to the remaining plants subject to NERP; and

•	the fact that the requirements of the LCPD under a national plan approach need to be met on a calendar year basis, (this therefore negates the possibility of banking or trading allowances across years).

The Government has been in discussions with the electricity, steel, oil refining and other industries in recent months concerning the implementation of the LCPD. Discussion has focussed on whether to limit future emission rates for plants or to limit total emissions based on historic generation; and whether a plant will be treated as being a whole station, or an individual generating unit, in which case the Eggborough power station’s four units would be treated as separate plants. In the case of the former, the Government has highlighted that it is in discussions with the Commission about implementing a hybrid solution where large power stations, such as Eggborough, would be subject to rate limits for future emissions.

Plant owners have the option to “opt-out” of the LCPD in which case they will be permitted to run plants for a total of 20,000 hours between 1 January 2008 and 31 December 2015, subject to additional regulations imposed by the Environment Agency (EA). Given the uncertainty on the key issues and the fact that the Government has not yet taken pivotal decisions on how the directive is to be implemented in the UK, the Government has provided further instruction that plant that is opted out by 30 June 2004 can be opted back in prior to 30 June 2005. British Energy has therefore chosen to conditionally opt-out its two non-FGD units, the conditionality relating to: (i) the choice to opt back in prior to the 30 June 2005 deadline; and (ii) whether a plant is treated as being a whole station, or an individual generating unit (if the former is the case the two-unit opt-out would be deemed

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invalid and those two units would be opted back-in again (subject to the consent of the Eggborough Banks holding 66 2/3 per cent. of the debt under the Amended Credit Agreement (the Majority Banks), such consent not to be unreasonably withheld or delayed).

The final details of the implementation of the LCPD may affect the level of generation from the Eggborough power station and other fossil fuel plants in the future. The Government is expected to make a decision on how the LCPD will be implemented by early 2005.

Other legislation

Limits on the emissions of pollutants may also be imposed in permits issued by the EA and the Scottish Environment Protection Agency (SEPA) and it is possible that stricter limits could be imposed than under the ETS and the LCPD.

This is because the Department for Environment, Food and Rural Affairs is required to implement the LCPD and ensure that in doing so, the National Emissions Ceiling Directive is not compromised. In addition, the EA has to take into account the requirements of the Integrated Pollution Prevention Control Directive, the National Emissions Ceiling Directive, the Habitats Directive and the Water Framework Directive when setting permit conditions going forward.

ELECTRICITY SALES

Routes to market

We sell our generation through diverse routes to market. These include bespoke contracts for supply over periods of varying durations, some of which are for the supply of electricity in excess of a year, over-the-counter transactions in the wholesale traded market, electronic power exchange trading, direct supply to industrial and commercial customers, and sales of balancing and ancillary services to the National Grid. We also sell forward (i.e. sell output we have not yet generated) in order to manage the risks of short to medium term price volatility in wholesale electricity market prices and because there is insufficient liquidity in the short term markets alone for us to be sure that we would be able to sell our generation at an acceptable price.

Role of trading

Our approach to trading utilises these different routes to market with a view to reducing overall exposure to volatility in short and medium term wholesale electricity market prices whilst seeking to reduce the amount of credit support required. We aim to build a portfolio of wholesale trades and direct supply contracts (generally at fixed prices) to approximately match our planned generation output and to further mitigate the exposure to the wholesale market and, in particular, the risk of wholesale electricity market prices falling. This approach does however reduce in the medium term the benefit we receive from wholesale electricity prices rising. As of the end of October 2004, we had in place contracts for volume equivalent to virtually all of our planned generation in 2004/2005, of which nearly all are at fixed prices. For 2005/2006, contracts are in place for approximately two-thirds of planned generation, with approximately half of these being at fixed prices at an average price of approximately £25 per MWh. This includes an element of the Centrica contract (referred to below) and DSB and structured trades fixed during the period the year ended 31 March 2004 or before. This is substantially higher than the average realised price of £16.9 per MWh for the year ended 31 March 2004 but is lower than the prevailing wholesale electricity price for delivery in 2005/2006 which was in excess of £34.0 per MWh by the end of October 2004.

In addition to our hedging activities we may also undertake non-hedging related trades from time to time within set limits and policies approved by the Board.

PART I — DESCRIPTION OF THE NEW BRITISH ENERGY GROUP — (Continued)

Trades in the wholesale market

Longer term structured trades, on fixed or floating price terms, are used in particular to hedge against exposure to falling market prices and to secure a longer term route to market for planned generation. Longer-term structured trades typically contain provisions to fix pricing up to 6 months ahead of the period for delivery.

We entered into a 4-year contract with Centrica on 19 March 2003 which expires in April 2007, for a total of 38 TWh. Over half of the output to be sold over the term of this contract is at fixed prices agreed at the time the contract was entered into and the remainder being linked to future electricity prices.

All of our over-the-counter trades, and a number of our longer term bespoke trades, are executed under the terms of Grid Trade Master Agreements (GTMA) agreed with the counter- party in question. The GTMA contract details responsibilities for contract notification and other obligations in respect of the BSC, payment terms, default and termination provisions, credit arrangements and other terms. Over-the-counter GTMA transactions, including both futures and options on electricity, are used to balance generation against the portfolio of contracts and as a hedge against adverse market price movements in the short to medium term.

Our ability to utilise the wholesale market as a route to market is affected by the strength and depth of the market, see Part II, risk factor headed: Lack of liquidity in the wholesale market may adversely affect us or require us to alter our trading strategy.

Short term trading is carried out via the Amsterdam Power Exchange (UK) Limited (APX), and is regulated by the Financial Services Authority. APX provides an anonymous electronic trading platform and clearing and notification service for electricity futures and spot trades for individual half-hour periods. We primarily use APX as a means of balancing our within-day physical position by either buying or selling to compensate for differences between our notified contractual position and planned generation and forecast supply up to gate closure, i.e. one hour before the start of the relevant delivery period. We typically trade 2-hour or 4-hour blocks, or individual half-hour periods.

Trading in products which may be regarded as regulated investments is carried out by our trading subsidiary, British Energy Trading Services Limited (BETS) as agent and arranger for BEPET. BETS is regulated by the Financial Services Authority in respect of these activities.

Direct supply sales business (DSB)

One of our more important routes to market is direct supply sales of electricity to industrial and commercial customers because, amongst other factors, we are not required to post any collateral to such customers. Further information on collateral can be found below in the paragraph headed: Cash collateral. Our target customer base for this business is predominantly among industrial users with electricity demands of over 1,000 MWh per annum. As of 31 March 2004, we had contracts in place to supply some 1,350 customers at 7,500 sites. Our DSB has increased by almost 30 per cent. in volume terms in the period 31 March 2003 to 31 March 2004 to 29.0 TWh, which is equal to approximately 40 per cent. of our total electricity generation. This follows an increase of 20 per cent. in volume terms in the period from 31 March 2002 to 31 March 2003. Contracts are generally entered into on a fixed price basis through a competitive tendering process. For most of our contracts, delivery starts in April or October and the term of most of our contracts is one or two years with the majority being for one year.

We are progressively increasing the range of customers and are targeting retail groups with a large number of sites; however, we are not licensed to supply domestic customers. We have continued to score highly in independent surveys of customer satisfaction in the industrial and commercial sector. We have held a number one ranking for over five years according to the

PART I — DESCRIPTION OF THE NEW BRITISH ENERGY GROUP — (Continued)

Independent Energy Information Centre based on data compiled via a quarterly survey of their customer base. The survey is designed to measure how customers rate the service they receive from their suppliers in 18 separate service areas. These include, amongst others, contract price, responsiveness to enquiries, bill accuracy, clarity and promptness. We are also currently ranked second for customer satisfaction by Datamonitor in their 2004 survey.

Arrangements in Scotland

As there is currently no wholesale market in Scotland, we sell all the output from our Scottish nuclear power stations to Scottish Power and Scottish and Southern Energy under the terms of the Nuclear Energy Agreement (NEA).

Under the revised terms of the NEA, Scottish Power and Scottish and Southern Energy purchase the electricity generated by our Scottish power stations under arrangements more closely linked to market prices and terms for baseload energy in England and Wales than previously. The revised NEA will continue in operation until whichever is the earlier of 1 April 2006 and the introduction of BETTA (which is currently scheduled for 1 April 2005). The extension of the amended NEA beyond its original expiry date of 1 April 2005 will be subject to regulatory approval. Beyond the expiry of the NEA, Scottish Power and Scottish and Southern Energy have entered into contracts on GTMA terms up to 2011 at reducing volumes, subject to certain conditions being satisfied. We pay generators in Scotland in respect of the electricity supplied to our direct supply customers in Scotland.

Cash collateral

Our electricity contracts give rise to different requirements for us to provide credit support in the form of cash collateral. In respect of trades in the wholesale market, this is requested by counterparties to ensure that, should the contract terminate early for whatever reason, there are sufficient funds available to reimburse the costs they may incur in replacing the terminated transactions in the open market. In respect of most routes to market, and in respect of generation by our power stations, credit support is also required or requested to ensure that there are sufficient funds available to cover balancing, transmission, distribution and other similar costs and charges.

Until September 2002, credit support was generally provided by way of parent company guarantee from British Energy as British Energy had an investment grade credit rating and thus we were not generally required to post cash (or other) collateral. In September 2002, following the loss of our investment grade credit rating, our obligation to provide credit support to counterparties has been satisfied by collateral arrangements provided by the Secretary of State pursuant to the Government Facility (for further details see Part X: Additional information, paragraph 17.1 (r)). Our current and indicative credit rating on Admission means we are and will continue to be required generally to post collateral (see Part III: Operating and financial review and prospects).

The level of collateral that we are required to post at any time is a function of three factors namely: (i) our contracting strategy; (ii) contract price; and (iii) prevailing electricity market prices.

Under certain of our GTMA wholesale contracts or as otherwise agreed, we are required to post collateral equal to the net sum of: (i) our billed or billable amounts which have not yet been paid for; (ii) the mark-to-market difference between the contract price and the prevailing market price at that time; and (iii) an additional sum that reflects the potential for market price volatility and future trades. Generally, we have agreed to undertake this calculation on a weekly basis and any collateral that needs to be posted is credited to a deposit account over which the relevant counterparty holds a first fixed charge. In some limited cases, the level of collateral that we are required to post is capped. This risk is set out in more detail in Part II: Risk Factors.

PART I — DESCRIPTION OF THE NEW BRITISH ENERGY GROUP — (Continued)

Our direct supply sales to industrial and commercial customers do not require us to post any collateral to the purchasers of the power. However, collateral is required by distribution network operators in order to cover charges that BEG has to pay them.

In 2002 and 2003, we entered into contracts at the then prevailing wholesale market price equivalent to a large proportion of our forecast 2004 generation output. Since then, electricity prices have increased substantially, which has resulted in us being required to post a significant amount of collateral in support of these contracts. We have since April 2004 sought to reduce the proportion of our sales to the wholesale market via GTMAs with a view to seeking to reduce our collateral requirements.

The Government Facility (as amended and extended) ceased to be available for drawing by the Group on 22 September 2004 following the issue of the State Aid Approval and the Government Facility will terminate upon the Restructuring Effective Date in accordance with its terms. Since 22 September 2004, incremental collateral requirements are being provided by a charge over cash deposits in accounts in the name of Group companies. Upon the implementation of the Restructuring, the Group is required to ensure that the cash collateral provided pursuant to the Government Facility be released and the Group is considering the form of credit support to be provided to its counterparties after the Restructuring Effective Date. Although the Group is satisfied that deposits in Group company accounts will represent reasonable alternative credit support, in certain cases other types of collateral may be required and it may be the case that the provision of such charge arrangements for such collateral arrangements may affect the willingness of certain counterparties to trade with the New British Energy Group.

REGULATION

Introduction

We participate in the electricity industry in two markets, namely England and Wales and Scotland, through a variety of routes. The nature of our electricity generation, the bulk of which comes from nuclear power stations, means that we are a highly regulated business. In addition to the safety, competition, health and environmental legislation which typically applies to a conventional power generation business, we are also subject to additional constraints which apply to the operators of nuclear sites. These regulatory regimes are described below in the paragraph headed: Regulation of the UK nuclear generation industry.

Regulation of the electricity industry

Key legislation

The framework for the economic regulation of the electricity industry in Great Britain is set out in the Electricity Act 1989 (Electricity Act) which has been amended by the Utilities Act 2000 (Utilities Act) and the Energy Act 2004 (Energy Act).

GEMA (more commonly known as the Office of Gas and Electricity Markets (OFGEM)) was established by the Utilities Act. In addition to its powers under the Competition Act, GEMA’s functions under the Electricity Act include granting licences to generate, transmit, distribute or supply electricity; enforcing compliance with licence conditions; administering funds generated by the English and Scottish Renewables Obligation (described below in the paragraph headed: Renewables obligation); and setting standards of performance for electricity licensees. The Electricity Act requires GEMA and the Secretary of State to exercise their functions under that Act in the manner which they consider is best calculated to protect the interests of consumers present and future, wherever appropriate, by promoting effective competition.

Regulatory developments

On 22 July 2004, the Energy Act received Royal Assent. The Energy Act provides the framework for the establishment of the NDA to manage the clean-up of the UK’s civil nuclear legacy as well

PART I — DESCRIPTION OF THE NEW BRITISH ENERGY GROUP — (Continued)

as the development of offshore wind and other marine renewable energy sources outside territorial waters. The Energy Act further provides for the implementation of BETTA thereby extending NETA to Scotland and creating a single wholesale electricity market for Great Britain. These new arrangements will create a much larger market for our Scottish generation once the NEA, under which all of our existing Scottish generation is currently sold to Scottish Power and Scottish and Southern Energy, ends on the earlier of 1 April 2006 and the introduction of BETTA. However, the termination of the NEA will also mean a loss of the guaranteed market for the output of our Scottish nuclear power stations and other routes to market will need to be developed.

In the White Paper, “Managing the Nuclear Legacy” (published 4 July 2002), a proposal was made by the Government for the establishment of a new Liabilities Management Authority now called the Nuclear Decommissioning Authority, or NDA) which will be responsible to the Government with a specific remit to ensure that the nuclear legacy is cleaned up safely, securely, cost effectively and in accordance with national and international environmental requirements. It was envisaged in the White Paper that the Government would accept direct financial responsibility for all of the liabilities that BNFL manages except those covered by commercial contracts, and the Energy Act sets up the framework to implement this proposal and provides the Secretary of State with the power to implement nuclear transfer schemes whereby BNFL’s assets and liabilities may be transferred to the NDA.

The New BNFL Contracts contemplate that BNFL may, upon or at any time after the establishment of the NDA, assign or part with or sub-contract any of its rights or obligations under the contracts to the NDA to the extent required by or in consequence of, or to take a benefit available by reason of, any relevant legislation without requirement for consent and in due course, therefore, certain of our contracts with BNFL may be assigned to the NDA.

Licences

Electricity generation licences

Unless covered by an exemption, all electricity generators operating a power station in the UK are required by the Electricity Act to have a generation licence. In England and Wales, the conditions attached to a generation licence require the licence holder, amongst other things, to comply with the BSC, the Grid Code and the Connection and Use of System Code (CUSC). For operators of power stations in Scotland, the conditions attached to generation licences require the holder, amongst other things, to comply with the relevant grid code and the settlement agreement for Scotland. Failure to comply with any of the generation licence conditions may subject the licensee to a variety of sanctions, including enforcement orders by GEMA, the imposition of monetary penalties or licence revocation if an enforcement order or payment of a monetary penalty is not complied with.

Electricity supply licences

Subject to minor exceptions, all electricity consumers in the UK must be supplied by a licensed supplier as provided for by the Electricity Act. Licensed suppliers purchase electricity and pay for the use of the transmission and distribution networks to deliver electricity to customers’ premises. Supply licences now cover all of Great Britain and contain standard licence conditions for most suppliers.

The standard supply licence is split into four distinct parts with not all parts of the licence applicable to all supply licence holders. The licence deals with general obligations and requires the holder, amongst other things, to comply with the BSC, CUSC, Grid Code and Master Registration Agreement (the agreement to which all licensed suppliers and distribution businesses are party and which is concerned with retail customers changing their suppliers).

PART I — DESCRIPTION OF THE NEW BRITISH ENERGY GROUP — (Continued)

We currently hold one supply licence (held by BEG) through which our DSB makes supplies to our industrial and commercial customers. We are not licensed to supply to domestic customers.

Impact of State Aid Approval on our licences

On 22 September 2004, the Commission issued its decision on the Restructuring (State Aid Approval). The State Aid Approval provides that as far as the Restructuring involves the grant of State Aid by the Government, such aid is compatible with the Common Market. The Commission’s decision is subject to certain conditions and compensatory measures. These conditions include, among others, a requirement that we separate our DSB from our generation and trading businesses by 1 April 2005. When we do so, it is our intention to transfer our existing supply licence for our DSB from BEG to British Energy Direct Limited, a new direct supply sales subsidiary. In addition, the State Aid Approval provides that we will consolidate our nuclear generation activities into a single subsidiary by 1 April 2005 and will use all reasonable endeavours to obtain licence modifications to separate our nuclear from our non-nuclear generation activities for regulatory purposes and prohibit our existing nuclear generation business giving cross-subsidies to our non-nuclear generation business and any other business of the Group. Should GEMA not accept the proposed licence modifications relating to regulatory separation of our nuclear and non-nuclear generation activities, the Deed of Undertaking (see Part X: Additional information, paragraph 17.1 (o)) provides for alternative arrangements which we believe would have the same effect.

Renewables obligation

One of the ways in which the Government is seeking to increase the proportion of electricity generated from renewable sources is by the introduction of the Renewables obligation (the Obligation). The Obligation on licensed electricity suppliers to source a proportion of their total electricity requirements from eligible renewable sources came into force in April 2002. The amount of the Obligation increases in steps from 3 per cent. in March 2003 to 10.4 per cent. in March 2011. On 8 September 2004, the Government issued a consultation paper on proposed changes to the Obligation, which would extend it from 10.4 per cent. in 2010/2011 to 15.4 per cent. by 2015/2016, and introduce a number of other changes intended to secure the Obligation and improve its operation. As we are a licensed electricity supplier, we are subject to the Obligation in respect of our DSB.

Each MWh of electricity produced by an accredited renewable generator earns a Renewables Obligation Certificate (ROC) or, in Scotland, a Scottish Renewables Obligation Certificate (SROC). These certificates can be sold or purchased independently from the electricity to which they relate and a supplier can meet its renewables obligation by presenting equivalent ROCs/ SROCs for the prescribed percentage of electricity supplied at the end of each year or by making a buy-out payment to GEMA (originally set at £30.0 per MWh and indexed to RPI) or a combination of both.

The Obligation is designed to incentivise electricity suppliers to acquire a sufficient number of certificates to meet their total electricity requirements, rather than making, in all likelihood, more expensive buy-out payments which are then re-distributed by GEMA (with interest accrued) to suppliers who have presented ROC/SROCs in compliance with the Obligation.

In 2002/2003, the Obligation in respect of our DSB was 564,622 MWh. This was met through a combination of ROCs, SROCs, and contributing to the buy-out fund. The cost of meeting the Obligation is recovered from customers through their bills. For 2003/2004 the amount of the Obligation was 4.3 per cent. and the buy-out payment was £30.5 per MWh.

We are undertaking some co-firing of biomass at our Eggborough power station and using the ROCs arising therefrom to part meet the requirement we have under the Obligation.

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Under the terms of the Contribution Agreement, we are permitted to increase expenditure up to certain annual thresholds on the development of renewable energy projects agreed with the Secretary of State and which would qualify for ROCs.

Climate Change Levy

The Climate Change Levy (CCL), introduced in April 2001, aims to encourage the efficient use of energy and to reduce carbon emissions by around 5m tonnes a year by 2010. Electricity from qualifying renewable and combined heat and power (CHP) generators are exempt from the levy. Current Government thinking is that the CCL will continue in spite of the implementation of ETS as described above in paragraph headed: ETS. The levy is currently set at £0.43 per kWh.

Our nuclear power stations and the Eggborough power station do not qualify as renewable or CHP generators for the purposes of CCL (except in relation to any qualifying biomass which is burnt at Eggborough). All suppliers are required to collect the CCL from their business customers and to pass this to HM Customs and Excise every quarter.

Regulation of the Eggborough power station and Gale Common

We are subject to numerous environmental regulations with respect to our ownership and operation of the Eggborough power station and the Gale Common ash disposal facility located next to the Eggborough power station.

A system of Integrated Pollution Control (IPC) for power stations was introduced under the Environmental Protection Act 1990 for which the EA has responsibility for enforcement. The EA’s IPC authorisations require power stations to use ‘Best Available Techniques Not Entailing Excessive Cost’ to prevent or, where that is not possible, to minimise and render harmless their emission of certain pollutants.

The Integrated Pollution Prevention and Control Directive has been implemented in the UK by the Pollution Prevention and Control Regulations and modifies the IPC regime, including in relation to noise, waste minimisation and energy efficiency. An application for a permit under the new Pollution Prevention and Control Regulations for the Eggborough power station must be submitted to the EA between 1 January and 31 March 2006. An application for a permit for Gale Common must be submitted to the EA between 1 January and 31 March 2007.

Disposal of ash to the Gale Common facility is governed by the Landfill (England and Wales) Regulations 2002, the Pollution Prevention and Control Regulations and two waste management licences which are regulated by the EA.

More generally, we are also subject to the Water Resources Act 1991 which relates to water pollution and requires persons who have caused or knowingly permitted water pollution to carry out remedial works. The EU Environmental Liability Directive is aimed at the prevention and remedy of environmental damage to water, land and bio-diversity and is based on the principle that the polluter should bear the cost of damages caused to the environment or of measures to prevent imminent threat of damage.

Regulation of the UK nuclear generation industry

Key legislation

The construction, operation and decommissioning of nuclear installations and the protection of workers and the public against ionising radiations and security at nuclear plants are principally regulated by the Nuclear Installations Act 1965 (NIA), and the Anti-Terrorism Crime and Security Act 2001 (ATCSA), respectively. The transport of radioactive material is regulated by the Radioactive Material (Road Transport) Act 1991 (RMRTA).

PART I — DESCRIPTION OF THE NEW BRITISH ENERGY GROUP — (Continued)

The disposal of radioactive waste, including discharges to the environment, is regulated by the Radioactive Substances Act 1993 (RSA). The nuclear generation industry is also subject to the same regulations as other generators as regards non-nuclear aspects of health and safety and environmental protection (including emission of pollutants), in particular under the Health and Safety at Work Act 1974 (HSWA), the Environmental Protection Act 1990 (EPA), the Water Resources Act 1991 and the Pollution Prevention and Control Act 1999 and, in Scotland, the Control of Pollution Act 1974.

Further details regarding the risks associated with this aspect of our business are set out in Part II, the risk factor headed: We are subject to extensive and unique regulations.

Nuclear Installations Act

Under UK law, and in particular the HSWA, employers are responsible for ensuring the safety of their employees and the public. This responsibility is reinforced for nuclear installations by the NIA which establishes a nuclear licensing regime controlled by the HSE. The licensing function is administered on HSE’s behalf by the NII. Operation of a nuclear plant is governed by the nuclear site licence and the licence conditions which are attached to it and apply to the whole plant through its life cycle, up to and including the early stages of decommissioning.

Before a nuclear site licence is granted by HSE, the NII must be satisfied as to the safety of the operation and eventual decommissioning of an installation, and the ability of the applicant to understand and meet its obligations. Prospective licensees will be assessed under three broad areas: organisation of the applicant and measures to discharge licence obligations; location and security of the site and; safety of the site’s design, its manufacture, installation, commercial operation and maintenance.

The safety of the installation is demonstrated through a written safety case and the applicant also documents the arrangements for the management of safety which the NII assesses prior to granting a licence. Modifications to the original safety case are managed through arrangements which ensure that significant changes cannot be made if the NII objects.

There are nuclear site licence conditions requiring the licensee periodically to shut down the reactor to carry out inspections and maintenance (statutory outages), particularly in respect of the reactor core and other plant that cannot be accessed whilst operating, and to review and reassess the safety case for the plant. Statutory outages take place at intervals of up to three years for an AGR and up to 18 months for a PWR.

The role of the NII

The NII’s approach to regulating safety involves defining levels of tolerable risk. Tolerable risks must be reduced to a level which is As Low As Reasonably Practicable (ALARP). Activities above this level of tolerability are not normally permitted. This means that employers must weigh the risks against the cost of reducing such risks and take steps to reduce or remove a risk unless it would obviously be unreasonable to expect such steps to be taken. The NII checks that steps have been taken to reduce risks such that they are ALARP. The ALARP principle has been embodied in a set of safety assessment principles which the NII uses as a basis for assessing safety cases.

The NII scrutinises the activities of the licensee directly on site, and those of the licensee’s central support organisation, through the assessment of the licensee’s written submissions. An NII inspector is allocated to each nuclear power station and is typically present on site one week per month to hold meetings with the station staff and to check for compliance with the licence conditions and safety case requirements. An inspection team may also visit the nuclear power station to assess a particular part of the plant, or aspect of the safety case, and may also visit the licensee’s central support organisation to assess its part in ensuring safety on the licensed

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sites. As discussed in greater detail in the paragraph below headed: Safety management, each licence also requires the establishment of a Nuclear Safety Committee (NSC) for each licensed site, to provide independent advice to the licensee on significant nuclear safety issues.

Before consenting to a reactor restarting following an outage, the NII has to be satisfied that, based on the previous operating experience and the condition of the plant, there is an adequate safety case for the operation of the plant for the next period. This may require enhancement of the safety case to justify continued operation. The NII’s consent to a restart cannot be predicted by us and is a matter determined by the NII in its sole discretion. Its decisions are made by reference to its satisfaction with the safety case relating to the reactor in question. From time to time such consent to restart is not received from the NII.

The recent delays to reactor start-up at Hartlepool and Heysham 1 (both associated with the integrity of the pre-stressing wires of the wetted boiler closure units and significant modifications required to the safety case as a result of flooding and coincident fire threats) are recent examples of the NII intervening in a proposed reactor start-up.

The NII on behalf of the HSE regulates conventional and nuclear safety. Its enforcement powers include the serving of improvement notices, prohibition notices, and prosecutions, and in the case of nuclear site licence conditions, through the use of directions, specifications, notifications, consents, approvals and agreements. In addition to the ability to prevent a reactor restarting the NII may also direct a licensee to shut down a nuclear reactor.

Under our nuclear site licences, we are required to carry out a PSR to review the safety case for each of our nuclear power stations once every ten years to demonstrate that it is safe to operate the relevant reactors for the next ten years, taking into account current safety standards, the operational history and the effects of plant ageing. Further details of the PSR are set out below in the paragraph headed: Periodic safety reviews.

Conditions attaching to nuclear site licences require adequate arrangements to be made for the decommissioning of any plant. To ensure that a licensee’s decommissioning strategies remain sound as circumstances change, they are reviewed every five years by the NII, which also consults the relevant environmental regulatory bodies. Applicants must justify their chosen decommissioning strategy to the NII and demonstrate that there will be adequate funds to carry out the work. A nuclear power station remains a licensed site throughout the decommissioning process and is subject to the same system of regulation as when it was operational.

Nuclear site licences for our nuclear power stations are currently held in England by BEG and in Scotland by BEG UK. We have announced our intention to re-license our two nuclear power stations in Scotland to BEG and we have applied to SEPA for consent to transfer the RSA authorisations to BEG. The re-licensing of our two Scottish nuclear power stations is expected to be completed in 2005 and will result in all of our UK nuclear power stations being operated by a single licensed company. This is also the subject of an undertaking to the Commission by the Government and by our corresponding agreement pursuant to the Deed of Undertaking to carry out certain compensatory measures in connection with the State Aid Approval, further details of which are set out in Part VI: Further information relating to the Restructuring paragraph headed: State Aid. Further information on the proposed move to a single licensee is set out below in the paragraph headed: NII safety management audit.

Safety management

In accordance with its site licence, each nuclear power station has established an NSC to provide independent advice to the licensee on significant nuclear safety issues. The NSC consists of senior company personnel with knowledge of, and responsibility for, nuclear safety and the relevant station director and external appointees who have significant experience in the nuclear industry. The NII approves the terms of reference of each NSC, which determines the matters to be referred to it, and has a power of veto on any appointment to an NSC.

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Licence condition on organisational change

In March 2000, HSE added a new condition to the standard nuclear site licence, thereby bringing changes to organisational structure and resource directly within the licensing regime. We have site licence compliance arrangements in place to address the new licence condition and to manage organisational changes which may affect nuclear safety, such as the creation of new station posts, reductions in manpower or outsourcing of functions. A programme director and change plan were put in place in connection with the closure of the current headquarters at Peel Park, East Kilbride, Scotland to manage the impact on the business and enable the licensees to satisfy themselves and the NII that the closure will not adversely affect the overall availability of suitably qualified and experienced staff within the central functions who support nuclear operations.

Nuclear liability under the Nuclear Installations Act (NIA)

The NIA provides that the licensee of a nuclear site has a duty to ensure that no occurrence involving either nuclear material or ionising radiation causes personal injury or damage to property other than property belonging to the licensee or any other property which is on the site and is used in connection with the operation of the nuclear installation. The licensee is exclusively liable for a breach of this duty irrespective of fault.

Under the NIA, our liability to pay compensation for a breach of this duty is currently limited to £140m per occurrence (excluding interest or costs). The NIA requires the licensee to make provision, by insurance or such other means as the Government may approve, for sufficient funds to be available at all times to ensure that duly established claims are satisfied up to £140m in the aggregate per site in respect of each of the periods of the licensee’s responsibility specified in the NIA. The NIA also requires that the Government will make available such sums (in addition to insurance or other funds which may be available from the licensee) as may be required to ensure that all duly established claims (excluding interest or costs) in respect of any occurrence are satisfied, up to 300m special drawing rights (equivalent to approximately £240m). Contributions to this amount are made by the Signatories to the Brussels Convention. A claim for compensation which is not satisfied out of this sum may, under the NIA, be satisfied by the Government to such extent as it may determine. These provisions mean that if the licensee’s liability to pay compensation (£140m per occurrence excluding interest or costs) exceeds the provision (e.g. by insurance) that it is required to make (£140m in the aggregate per site excluding interest or costs), the shortfall must be paid by the Government. This could happen where there are two or more occurrences at a site which, in aggregate, give rise to established claims in excess of £140m. These provisions may be illustrated with an example (this example assumes that both occurrences are within the same period of responsibility under the terms of the NIA):

(a)	if an occurrence at a site results in established claims of £100m (excluding interest or costs) the licensee would be liable for the full amount since that amount falls within the provision it is required to make (£140m per site in the aggregate excluding interest or costs); and

(b)	if there were another occurrence at the same site resulting in established claims of a further £100m (excluding interest and costs), only £40m would be payable by the licensee (that being all that remains of the provision of £140m per site in the aggregate excluding interest or costs it is required to make).

It remains possible, however, that the Secretary of State may direct the licensee to begin a new period of responsibility in the light of previous occurrences or claims thereby requiring the licensee to reinstate any provision that may have been reduced as a result of claims following an occurrence.

It is likely that these thresholds will increase in the future. On 12 February 2004, the Government signed two Protocols to amend the Paris Convention on Third Party Liability in the Field of

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Nuclear Energy, 1960 and the Supplementary Brussels Convention, 1963 which, together, increase the limit of liability of nuclear operators to litigation by persons in states which are parties to the Convention to a minimum of €700m; the liability of the Government to €500m; and the liability of the pool of funds contributed to by contracting parties to the Brussels Convention to €300m. Total compensation available under the revised regime will be a minimum of €1.5 billion, a four-fold increase. In addition, the definition of nuclear damage will be expanded to allow a broader range of damage to be compensated, including economic loss and the costs of preventive measures. Following ratification of the Protocol, the NIA will be amended. The Directors believe that the insurance market will have sufficient capacity to offer cover for these increased limits of liabilities when implemented (and are aware that the costs of insurance will increase in line with the increases in liability resulting from the intended amendments to the NIA described above).

Further details are set out below in the paragraph headed: Insurance.

Periodic safety reviews

As mentioned above, in the paragraph headed: Nuclear power station lifetimes, the adequacy of the safety case for each nuclear power station is confirmed at each statutory outage, at which point the NII reviews the operating performance of the station and the results of examination, maintenance, inspection and testing that we have carried out on the plant. Prior to consenting to the nuclear reactor restarting, the NII must be satisfied that there is an adequate safety case for the operation of the plant.

In addition to this ongoing monitoring, pursuant to a condition of our nuclear site licences, a PSR is required at each nuclear power station, at intervals of not more than ten years, to review the safety case for continuing to operate that nuclear reactor for the next ten years taking into account operational history, plant ageing and current safety standards. The nuclear power station’s commercial viability may be significantly eroded if we fail to establish the adequacy of the safety case to the NII’s satisfaction. As licensee, we seek to demonstrate a robust safety case which will likely involve detailed technical evaluations and complex judgements.

The scope and timing of the PSR is agreed between the NII and the licensee. Once the timing of the PSR is agreed the licensee carries out the review and submits its findings to the NII. The NII’s expectation from a PSR is that it will receive confirmation that safety structures, systems and components remain fit for purpose insofar as they are able to perform according to original design intent and that modern standards are achieved as far as reasonably practicable. Additional (or modifications to) safety structures, systems and components that are required to revalidate a safety case, which are identified through the PSR process, are generally to be completed by the licensee prior to the PSR decision date. The NII may require additional work to be carried out to demonstrate the adequacy of the safety case for continued operation and the progress of any such work will usually be monitored by the NII on an ongoing basis.

The first PSR has been completed for each of our AGR power stations. Sizewell B, the last nuclear power station to complete a PSR, provided its submission to the NII in December 2003. The NII is expected to complete its assessment of that submission in September 2005 (although generally the NII takes approximately thirteen months to assess our PSRs). For details of the PSR dates for all our nuclear power stations see the paragraph above headed: Nuclear power station lifetimes.

The next PSRs of Hunterston B and Hinkley Point B nuclear power stations are planned to be submitted to the NII in December 2005 at which time we will be required to confirm that all the recommendations arising from the previous PSRs of Hunterston B and Hinkley Point B have been implemented. The NII’s decision whether to agree continued operation of each nuclear power station is expected a year or so after these submission dates.

PART I — DESCRIPTION OF THE NEW BRITISH ENERGY GROUP — (Continued)

Public safety

Security

We operate in a world where we must be vigilant to security threats of all sorts in particular as a result of increased levels of terrorist activity internationally. Our operations are regulated and subject to inspection by the Office for Civil Nuclear Security (OCNS) and must comply with the Nuclear Industries Security Regulations 2003 (the NIS Regulations) which are made under ATCSA and all directions made under that legislation. The OCNS also publish annual reports for the Secretary of State. Its latest annual report dated July 2004 is entitled: The State of Security in the Civil Nuclear Industry and Effectiveness of Security Regulation April 2003-March 2004. This report outlines the ongoing changes and planned improvements in security regimes at the UK’s nuclear power stations. We are working with the OCNS, along with other nuclear operating companies, to introduce, where necessary, improvements on our security arrangements which may result in increased security costs.

Our security arrangements have been independently reviewed in connection with Admission and, following the findings of that review, we remain confident that our security regime and processes are of a high standard and meet the necessary UK regulatory requirements and where necessary, have an agreed security improvements plan which conforms with Government guidelines. The review covered protective security-related compliance issues as well as compliance with legal requirements. The review concluded that our security policy and our security risk management audit process are documented and subject to regular internal review and that we have effective systems in place to address security issues across a range of areas including personnel recruitment, information technology, physical security and health and safety. We make every effort to ensure that robust security management is achieved.

Emergency arrangements

Emergency arrangements have been established and demonstrated to the satisfaction of the NII who also approve an emergency plan for each nuclear power station which is lodged with, amongst others, local emergency services and public libraries. Information on emergency arrangements is discussed at local consultative meetings and information is provided to local residents. Each nuclear power station has an emergency control centre on-site, as well as off-site arrangements for co-ordination with the police, the local authorities, other emergency services and other government agencies. No nuclear incidents have occurred at any of our sites which have resulted in a release of radioactivity above the authorised level.

Transport

The transport of all radioactive material, both waste and fuel, off-site must comply with the Department for Transport’s requirements under RMRTA and the HSE’s requirements under HSWA and ATCSA. The RMRTA regulates the transport by road of radioactive material. Under these Acts, the Government may regulate the packaging, labelling, consignment, handling, transport, storage and delivery of radioactive packages. The current regulations require certain consignments to be specifically approved by the Secretary of State for Transport.

Health & safety

Safety performance

Under the terms of our nuclear site licences, all incidents are required to be recorded and investigated and those of significance must be notified to the NII within defined time scales.

To aid public understanding of the safety significance of events at nuclear installations and their consequences, the International Atomic Energy Agency and the Nuclear Energy Agency of the Organisation for Economic Co-operation and Development have developed the International

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Nuclear Event Scale which sets out various levels of incident increasing in seriousness from “0” (i.e. an anomaly with no safety significance) to “7” (i.e. a major accident with widespread health and environmental effects) and the criteria relating to each level.

Only events at level “4” and above involve a significant release of radioactivity off-site. There has never been an event at any of our nuclear power stations resulting in an exposure to radiation of a person on or off the site above the statutory exposure limits, or the need to consider countermeasures to protect the public off-site. No event has been rated higher than level “2” at any of our nuclear power stations (i.e. an incident with a significant failure in safety provisions but with sufficient defence in depth remaining to cope with additional failures or an event resulting in a radiation dose to a worker in excess of the statutory annual dose limit and/or an event which leads to the presence of significant quantities of radioactivity in the installation in areas not expected by design and which require corrective action).

There has been a reduction in the collective dose from radiation exposure to our workers from 0.12 man Sv/reactor in 2002/2003 to 0.09 man Sv/reactor in 2003/2004. This figure represents approximately one tenth of the worldwide median of the operators contributing to information collated by WANO and places us in the top 10 per cent. of performers in this respect.

We maintain an open culture that promotes the reporting of all accidents, including those where no injury actually resulted. The industrial safety accident rate is used to indicate the average number of accidents involving time off work of one day or more. In the year to 31 March 2004, our industrial safety accident rate (i.e. the number of accidents for all utility personnel permanently assigned to a station that result in one or more days away from work (excluding the day of the accident) or one or more days of restricted work (excluding the day of the accident) or fatalities) was 0.68 lost-time accidents per 200,000 man-hours of operation, an increase from 0.53 in the prior year but a significant improvement from 1.06 in the year ended 31 March 2002. While we have made significant improvements in the last two years, our current performance ranks unfavourably in comparison to other nuclear operators contributing data in respect of their industrial safety accident rates to WANO.

A further measure of safety performance is made by the Royal Society for the Prevention of Accidents (ROSPA) who monitor and compare the potential severity of accidents and type of lost-time accident and organisational control procedures in place across UK industry. ROSPA has recognised our safety performance by awarding all of our eight nuclear power stations with Gold Awards for achieving very high standards of safety and health in 2003/2004. Gold Medal Awards were presented to two of our nuclear power stations for continued safety performance over the last five years and five of our nuclear power stations were awarded the President’s Award for achieving Gold Awards for the last ten years.

NII safety management audit

In 1998, the Board announced its decision to reorganise the British Energy Group and, in particular, our two licensed subsidiaries, BEG and BEG UK, to bring all eight UK nuclear power stations under one licensee, namely BEG. Following this decision, in April and May 1999, the NII carried out a major audit of the safety management arrangements in the central functions that support safety at the licensed sites. The report from this audit was published by the NII in January 2000 and included 103 recommendations to be addressed by both licensees. The NII expressed concern about the ability of BEG and BEG UK to maintain adequate levels of technical support in the future, the extended working time of technical staff, the levels of contractor support being used and the adequacy of the management of change arrangements. The NII confirmed that it was not concerned about the immediate safety of the nuclear power stations, but wished to ensure that BEG and BEG UK remained adequate nuclear licensees in the future. For further information on risks associated with these issues see Part II: Risk Factors.

Since publication of the NII audit report in January 2000, we have worked to develop processes to address the NII’s concerns. Of the 103 recommendations, 83 have been fully cleared and

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require no further action, one has yet to be cleared (although the way to resolve the issue has been agreed), and 19 are being monitored to confirm that the agreed resolution has been fully carried out. The NII has confirmed that it will review the BEG and BEG UK management of the proposed relocation of technical staff from Peel Park to Barnwood over the next year or so as a test of whether the processes put in place to address the audit findings are working, and will not finally clear the majority of the remaining 19 recommendations until they are satisfied.

Compliance with nuclear regulations

We seek to emphasise the importance of maintaining and continuing to develop a “safety first” culture in addition to complying with regulatory requirements. Our overall organisational structures and policies and our safety management arrangements are designed to recognise, implement and monitor legislative requirements and developments through appropriate procedures and practices.

WANO

We are a member of WANO which is an international non-governmental organisation comprising operators from more than 420 nuclear power plants in over 30 countries. WANO aims to maximise the safety and reliability of its members’ nuclear power plants. WANO undertakes a programme of site evaluations with the intent of reviewing operations at each of our nuclear power stations every two years.

WANO also carries out corporate evaluations where ‘corporate’ means any part of the power plant organisation which does not report directly to the station director. These evaluations provide an opportunity for members to be informed of how other members of WANO perform in relation to the question of corporate organisation and how the member in question is performing against benchmarks called Performance Objectives & Criteria (POs&Cs) which WANO has developed over the years. A subset of the POs&Cs has been developed as the basis for corporate reviews. At our request, WANO carried out a corporate review of BEG and BEG UK in July 2001, which was the first such review outside of North America.

Key findings from the WANO 2001 corporate review

In September 2001 WANO presented the findings of the corporate review and identified five areas for improvement:

•	the materiel condition and equipment performance of our nuclear power stations needed significant improvement as it was adversely impacting the reliability of those stations;

•	we needed to develop a strong operational focus to ensure sufficient attention was given to the problems and priorities that affect safe and reliable performance of our nuclear power stations;

•	the corporate organisation needed to be aligned around an integrated strategy with the clear lines of authority and accountability to improve overall performance;

•	operating experience information needed to be used effectively by the line organisation to prevent the recurrence of operational events; and

•	an unambiguous message regarding the overriding importance of nuclear safety needed to be provided throughout the organisation.

June 2003 WANO revisit

In June 2003, a WANO corporate review team returned to BEG and BEG UK to review progress in addressing the five main areas for improvement described above. The findings of the team

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were that, although they recognised the significant work that had been done to address the issues raised in 2001, the actual progress was not sufficient to place the British Energy Group in the same category as the best performing nuclear operators in the world. However, we have reformulated our strategic business objectives and we believe these will address WANO’s concerns as well as seeking to improve our performance. Our efforts to gain world standards of safety and reliability are being supported by PIP (described above in the paragraph headed: Performance Improvement Programme).

August 2004 WANO revisit

In August 2004, a WANO team completed a further review and reported on our progress in addressing June 2003 recommendations. This report, received in September 2004, acknowledged the progress that we had made with PIP and agreed that PIP, if properly implemented, would resolve the shortfalls in our performance that WANO had earlier identified. Whilst acknowledging our progress, the WANO team advised that additional emphasis should be placed on improving our reliability and safety culture.

Environmental

Waste, emissions and discharges

The Radioactive Substances Act 1993 (RSA) governs the disposal of radioactive waste including radioactive discharges. Radioactive gaseous, liquid or solid waste may only be disposed of or moved off the nuclear licensed site in accordance with authorisations granted under the RSA.

In England and Wales, the EA regulates nuclear power stations and grants authorisations for radioactive waste disposal under the RSA. In Scotland, SEPA regulates under the RSA. We have obtained all necessary consents and authorisations from the EA and SEPA for the disposal of radioactive waste and discharges from our nuclear power stations.

Authorisations for disposal of radioactive waste require the operator to use best practicable means to reduce discharge of radioactivity. The operator must in any event comply with the authorised discharge limits set by the EA or the SEPA. In England, the EA also sets quarterly notification levels for discharges which are lower than these limits and which, if exceeded, require a formal notification and justification to the EA that best practicable means have been employed. The Energy Act requires the EA and the SEPA to carry out periodic reviews of the limitations and conditions attached to the authorisations. In June 2004, the EA announced that it is reviewing the radioactive waste disposal authorisations at all six of BEG’s nuclear power stations. The review is intended to ensure that the authorisation limits and conditions remain fully effective, appropriate and up to date reflecting recent technical developments and anticipated site developments as well as national radioactive waste policy. The review is expected to take three years, with public consultation planned for 2006.

To enable the re-licensing to BEG of the two nuclear power stations in Scotland currently licensed to BEG UK under the NIA, it is also necessary for BEG to be granted the RSA authorisations in respect of the two Scottish nuclear power stations. Applications for transfer of these authorisations have been made to SEPA and the authorisations are expected to be available on a similar timescale to the nuclear site licences to permit relicensing in 2005.

The EPA provides for a waste management licensing regime and imposes certain obligations and duties on companies that treat, keep and dispose of non-radioactive waste. Separately, the Integrated Pollution Control (IPC) environmental authorisation regime introduced in 1991 under the EPA provides an authorisation regime for emissions which requires that a nuclear power station use the Best Available Techniques Not Entailing Excessive Cost to prevent or, where that is not possible, to minimise and render harmless the emission of certain pollutants. A new Integrated Pollution Prevention and Control (IPPC) regime, which will combine the waste

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management and emission regimes and will impose progressively stricter requirements on nuclear power stations, is being implemented. It is expected to be fully implemented by 2007 but will not totally replace the existing waste management licensing regime. The regulatory bodies under the new IPPC regime will remain the EA and SEPA.

Consumer information

The EU has recently issued a liberalisation directive relating to electricity markets. It includes a requirement for electricity suppliers to provide information on the types of fuel that have been used to produce the electricity, to assist consumers in making informed choices about the environmental impact of the electricity they buy. This requirement is imposed by way of a new licence condition which will be introduced this autumn, although we have been disclosing fuel mix and other environmental information to customers since 2003.

Environmental performance

The Centre for Environment, Fisheries and Agriculture Science produces a ‘Radioactivity in Food and the Environment’ report on behalf of the EA, SEPA, the Food Standards Agency and the Environmental Heritage Service of Northern Ireland which contains radiological monitoring data. The report shows that in 2002 radiation doses to the public resulting from our radioactive discharges to the environment were well below the national and international limits in all parts of the UK.

Both in England and Wales and in Scotland, compliance with radioactive waste disposal authorisations is assessed through returns made to the relevant regulator and a regular programme of site inspections by the regulator.

None of our nuclear power stations has ever been prosecuted for exceeding any of its authorised limits for the disposal of radioactive waste. However, in January 2003 BEG UK was prosecuted at Haddington Sheriff Court, Scotland relating to the unauthorised discharge of an Active Effluent Discharge Tank in October 2001 at Torness and was fined £15,000 reflecting the fact that: (i) this was the first ever prosecution against BEG UK; (ii) the action it took in reporting and remedying the breach; and (iii) the absence of detriment to the environment.

We have been served with a number of Enforcement Notices from the environmental regulatory authorities requiring improvements to plant and/or processes associated with environmental performance, all but two of which we have currently dealt with to the satisfaction of those authorities (because the end dates for making improvements in respect of these particular issues has not yet expired). In October 2003, the EA wrote to us highlighting a series of incidents and non-compliance (both actual and potential) that, in its view, indicated a serious shortfall in our compliance with our environmental permits and environmental legislation. In December 2003, we responded to the EA setting out the actions that we intended to take to resolve the issues raised in their October 2003 letter. The EA’s response to our proposals in January 2004 was broadly positive and supportive of the steps we propose to take, although they included some additional suggested measures to be considered by BEG and a requirement for improvements in environmental management and maintenance of the sites. We have established a new function, led at Director level, to focus on environmental and nuclear liabilities issues, and whose key objective is to work with each of our nuclear power stations to raise their environmental standards and performance; upgrade management arrangements to meet the EA’s expectations; and implement common best practices across the nuclear fleet. We continue to meet with the EA to review our environmental performance.

The EA’s latest “Spotlight on Business Environmental Performance” report notes that in 2003 it had raised with our Directors concerns in relation to 21 actual or potential breaches of environmental permits at our six English nuclear power stations. These breaches were dealt with by enforcement action, including a prosecution at Dungeness B. In light of the actions we have taken to rectify this situation and described above, the EA notes in its report that we have

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responded positively by reorganising responsibility for environmental management and planning environmental improvement projects at each of our nuclear power stations.

The EA on 23 September 2004 issued an enforcement notice against BEG at Sizewell B for failing to maintain and keep in good repair the systems for discharging relevant radioactive waste. This relates to alleged discharges of solid waste from two liquid radwaste systems. We cannot rule out further action being taken by the EA over this matter.

PROPERTY, PLANT AND EQUIPMENT

Our properties consist of power stations, administrative offices and land and various other properties (a small number of which are held pending disposal). We own the freehold (in England and Wales) and feuhold (in Scotland) to each of our eight UK nuclear power stations and the Eggborough power station as well as the administrative centres at Barnwood near Gloucester in England. In connection with the closure of Peel Park, we have agreed to take on other office leased premises in Scotland at Renfrew and Livingston.

On 2 July 2003, we announced proposals to close our current corporate headquarters at Peel Park in East Kilbride. Under these proposals, certain operational posts will be relocated to our Barnwood office, and our headquarters will be transferred to a new location at Livingston in Scotland. On 15 September 2004, we announced the sale of Peel Park. In connection with the sale of Peel Park we leased a small part of those offices back. A small number of support staff will remain at Peel Park. We have consulted with those employees directly affected by these proposals. Our remaining staff who choose not to be re-located to Barnwood will be temporarily relocated to offices in Renfrew until personnel can be found to fill the position at Barnwood.

In addition, we currently lease an office in London.

Details of our power stations and principal offices are set out below:

Type	Type of nuclear power station (where relevant)	Capacity (MW)	Location
Nuclear Power Stations:
Dungeness B	AGR	1,110	England
Hartlepool	AGR	1,210	England
Heysham 1	AGR	1,150	England
Heysham 2	AGR	1,250	England
Hinkley Point B	AGR	1,220	England
Hunterston B	AGR	1,190	Scotland
Sizewell B	PWR	1,188	England
Torness	AGR	1,250	Scotland
Coal-Fired Power Station:
Eggborough	—	1,960	England
Principal Offices:
Barnwood, Gloucester	—	—	England
Sheldon Square, London	—	—	England
Renfrew	—	—	Scotland
Systems House, Livingston	—	—	Scotland

Source: British Energy

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In connection with our privatisation in July 1996, we entered into a Property Clawback Deed with the then Secretary of State for Trade and Industry. The Property Clawback Deed provides that in the event of the disposal, or an event deemed to be a disposal, of any property in which we had an interest as at 31 March 1996 (other than licensed sites within the meaning of the NIA), the Government is entitled to 50 per cent. of any post-tax gain realised on the disposal in excess of £400,000 increased in accordance with RPI since 1 April 1996. The Property Clawback Deed will cease to have effect from 31 March 2006. We do not believe that a post-tax gain susceptible to claw back was realised on the sale of our offices at Peel Park.

Certain of our Group companies have granted security over their assets in order to secure the Decommissioning Default Payment and related costs and expenses under the Contribution Agreement pursuant to the DDP Debenture which will become effective from the Restructuring Effective Date. For further information on the DDP Debenture, see Part X: Additional information, paragraph 17.2 (f).

In addition, under the Government Option Agreement, the Secretary of State will have an option to acquire for £1 each nuclear power station and related station assets (subject to certain exclusions) for the purpose of decommissioning or continuing the operation of the nuclear power stations beyond the date of closure of those stations chosen by the Group. The assets to be transferred upon the exercise of the option will include only that part of the land owned by the nuclear power station which is required for the decommissioning or continued operation of the nuclear power station and the remainder of the land will be retained by the Group. Consequently, the Government Option Agreement imposes restrictions on the use of the retained land and grants certain rights of access to the Secretary of State (or her nominated purchaser) over this retained land. There are also provisions for the Secretary of State to pre-approve the entry into certain agreements relating to this retained land. The Government Option Agreement is described in greater detail in Part VI: Further information relating to the Restructuring, paragraph headed: The Nuclear Liabilities Fund (and in more detail in Part X: Additional information, paragraph 17.2 (i)).

INSURANCE

The principal types of insurance carried by us cover: material damage and business interruption; nuclear liability under the NIA; conventional third party liability; directors’ and officers’ liability; employers’ liability; property; motor; personal accident and travel insurance; pension trustee liability; and fidelity guarantee insurance. The principal terms of the material damage and business interruption cover, mandatory insurance cover under the NIA and insurance cover for terrorist acts are set out below.

Material damage and business interruption

In respect of nuclear sites, we insure most of our material damage (including machinery breakdown, boiler explosion and excessive temperature within the nuclear reactor) and business interruptions risk and take all of our nuclear liability cover through Nuclear Risk Insurers Ltd, which is also known as the Nuclear Pool. In 1957 the Nuclear Pool was established by commercial insurers and Lloyd’s underwriters to insure nuclear installations in the UK. Similar arrangements exist in other western countries and nuclear pools reinsure each other. The UK Nuclear Pool is the principal insurer of nuclear risks in the UK. Given the current lack of alternative capacity in the insurance market, we will need to continue to insure against these risks with the Nuclear Pool.

The balance of cover for material damage and business interruption for nuclear sites is insured with the European Mutual Association for Nuclear Insurance (EMANI), of which British Energy is a member. The material damage cover is subject to a deductible of £5m for each and every loss and the business interruption cover is subject to a deductible equal to 90 days of any loss if the cause of the interruption is in a radiation area of the plant and 60 days in respect of other areas

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of the plant. Furthermore, we retain 7.5 per cent of any loss in excess of the retentions referred to above.

EMANI is a mutual company based in Brussels comprising several non-US owners and operators of civil nuclear facilities. EMANI participates in British Energy’s material damage and business interruption insurance programme on a co-insurance basis.

Under its articles of association, members of EMANI may become liable for a retrospective premium call of up to a maximum of six times their annual premium at the time the call is made, in the event of exhaustion through claims of its guarantee fund of €72m. Currently EMANI would be able to withstand one full limit loss before its guarantee fund would be exhausted and a premium call on members of 3.03 times their annual premium, would be necessary in order to reinstate it. British Energy’s current annual premium is £721,399. Theoretically, in the event of additional claims in the same year leading to another exhaustion of the guarantee fund, a further premium call could be made up to an aggregate maximum of six times current annual premium, which on current levels, would be up to £4,328,394.

It should be noted that no premium call has ever been made during the twenty-six years of EMANI’s existence.

We have also arranged balance sheet protection cover with the Nuclear Pool and EMANI which provide reimbursement for all costs incurred following a loss which exceeds £125m and results in the closure of a unit. These costs would include a diminution in the asset value of the nuclear power station and decontamination.

The Group’s insurances contain customary exclusions and restrictions. For example, the material damage and business interruption cover for nuclear sites excludes cover for damage caused by losses due to erosion, corrosion, stress corrosion, cracking or embrittlement due to prolonged neutron bombardment as well as other exclusions.

The material damage and business interruption cover for the Eggborough power station is written by the commercial insurance market. It is subject to a deductible for each and every loss for losses to generator transformers of £1.75m and for all other losses of £1m. The business interruption cover is subject to a deductible equal to 60 days of any loss if the cause of the interruption is damage to the steam boiler, steam turbine generator, generator transformers or LP Rotors and 45 days for all other losses. The generator transformers deductible is based on the understanding that EPL has access to a spare transformer owned by EPL for the sole use of EPL and stored on EPL’s site. EPL is also currently in negotiations in respect of a shared spares agreement with PowerGen that will allow it to call upon another spare transformer. If the shared spares agreement is not agreed between EPL and PowerGen and therefore the other spare generator transformer is not available to EPL, the deductible will continue to remain at 60 days on the proviso that the spare owned by EPL remains available. If however, for any reason, neither the EPL spare or the proposed shared spare is available, the deductible will revert to 90 days.

The Group’s insurances contain standard exclusions and restrictions and the material damage and business interruption cover does not therefore provide cover for damage caused by, for example, losses due to erosion, corrosion, stress corrosion or cracking.

Nuclear liability under the NIA

In relation to nuclear liability under the NIA, we have complied with our obligations under the NIA to make appropriate financial arrangements to meet claims under the NIA by obtaining insurance cover for an aggregate limit of £140m per site; see the above paragraph headed: Nuclear liabilities under the Nuclear Installations Act. The cover is subject to a right of recovery by Insurers of £10m in respect of any one claim. In relation to the increase in the required level

PART I — DESCRIPTION OF THE NEW BRITISH ENERGY GROUP — (Continued)

of cover which will arise following the ratification of the Protocol (referred to above under the heading: Nuclear liability under the Nuclear Installations Act) to €700m, our insurer has confirmed its expectation of being able to provide sufficient insurance capacity to accept the risks required by the increased cover. We are not, however, in a position to determine how much more this mandatory insurance may cost compared to our current insurance premiums nor to describe the other terms on which our insurer would be willing to make the cover available.

Terrorism cover

Cover for nuclear liability sustained by acts of terrorism has been obtained for the year ending 31 March 2005 from the Nuclear Pool. This cover is subject to the same limits and rights of recovery by insurers as that referred to in the paragraph above headed ‘Nuclear liability under the NIA’. The Nuclear Pool indicated following the terrorist attacks on the World Trade Centre in New York that it would not provide cover for nuclear liability arising from terrorist acts without agreement from the Government that it would provide reinsurance cover. This arrangement is subject to annual review and has been forthcoming for the last three years. There is no assurance that the Government will be able to do so in the future.

In addition, the Nuclear Pool provides cover for damage to nuclear installations caused by acts of terrorism resulting in fire or explosion only and resultant business interruption cover caused by terrorist acts as part of the material damage and business interruption policy for nuclear installations. Coverage is subject to the same retentions for material damage and business interruption as outlined above. Cover also applies to all other non-nuclear locations excluding Eggborough.

For Eggborough, we have purchased cover for the cost of damage and business interruption sustained by acts of terrorism from the commercial insurance market. This cover is subject to the same retentions as the material damage and business interruption policy purchased for Eggborough.

When considering the appropriateness of the insurance cover, we have assessed the insurable risks and the advice of our insurance brokers. We are of the opinion that cover provided by the current insurance programme for the Group is of the type, scope and in the amount that is normally purchased by a business of our nature and situation. In addition, we believe that the levels of retained liability under the current insurance programme for the Group are of the amount that is normally purchased by a business of our nature and situation.

Nira Limited (Nira)

British Energy currently holds shares in Nira, a captive insurance company registered in the Isle of Man. Its shareholding as at 30 September 2004 was 656,939 or 3.11 per cent. of Nira. As a shareholder of Nira, British Energy is called upon to agree and adopt the financial statements and, if applicable, the proposed allocation of profits that is tabled each year at Nira’s annual general meeting. At 30 September 2004, Nira was showing a net loss of £998,634. Dividends of £955,145 were declared on 4 June 2004 and Nira has incorporated the dividend payments as part of its loss to produce a loss figure in its books of £1,953,799 as at 30 September 2004. Under its articles of association, members of Nira are liable to be called upon from time to time in respect of any monies unpaid on their shares as Nira is a limited liability company. However, British Energy’s shares in Nira are paid in full.

British Energy is currently disposing of its shareholding in Nira. Nira has a five-year exit policy. A special agreement was reached in 2000 to allow British Energy to dispose of its shares. Fifty per cent. of its shares were redeemed in 2001 with the balance being redeemed in equal instalments over the next four years. The final redemption of shares will be effected no later than 30 June 2005.

PART I — DESCRIPTION OF THE NEW BRITISH ENERGY GROUP — (Continued)

EMPLOYEE SHARE INCENTIVE PLANS

New British Energy has adopted the following employee share incentive plans:

•	The British Energy Group plc Interim Deferred Bonus Plan 2005 (the Interim Bonus Plan);

•	The British Energy Group plc Long Term Deferred Bonus Plan (the LT Plan);

•	The British Energy Group plc Executive Share Option Plan 2004 (the British Energy Group plc Executive Plan);

•	The British Energy Group plc Employee Share Option Plan 2004 (the British Energy Group plc Employee Plan);

•	The British Energy Group plc Share Incentive Plan (the SIP) and an associated trust (the SIP Trust); and

•	The British Energy Group plc Sharesave Scheme 2004 (the British Energy Group plc Sharesave Scheme)

(together, the British Energy Group plc Share Plans).

Principal features common to all the British Energy Group plc Share Plans

Each of the British Energy Group plc Share Plans may operate over newly issued shares, market purchased shares or, if appropriate, treasury shares (other than the Interim Bonus Plan or the LT Plan for which New Shares will be issued).

The British Energy Group plc Share Plans provide that:

•	no options/awards will be granted which would cause the number of shares issued or issuable pursuant to options/awards granted in the previous ten years under the British Energy Group plc Executive Plan or any other executive share plan adopted by New British Energy or any subsidiary to exceed 5 per cent. of New British Energy’s issued ordinary share capital; and

•	no options/awards will be granted which would cause the number of shares issued or issuable pursuant to options/awards granted in the previous ten years under any British Energy Group plc Share Plan or any other employee share plan adopted by New British Energy or any subsidiary to exceed 10 per cent. of New British Energy issued ordinary share capital.

•	Any treasury shares transferable or transferred under British Energy Group plc Share Plans will be deemed to be new issue shares in New British Energy when calculating the limits described above.

Further information on employee share incentive plans is set out in Part X: Additional information, paragraph 8.

PENSIONS

Since we were previously part of a state owned industry, our employees are members of the Electricity Supply Pension Scheme (ESPS), an industry-wide scheme. The ESPS is divided into a number of financially independent sections, which are known as “Groups” (for further information see Part X: Additional information, paragraph 9 headed: Pensions). We operate two ESPS Groups: the British Energy Generation Group (Generation Group) and the British Energy Combined Group (Combined Group).

Members’ normal contributions are at the rate of five per cent. of salary for the Generation Group and six per cent. of salary for the Combined Group. Employers’ regular contributions

PART I — DESCRIPTION OF THE NEW BRITISH ENERGY GROUP — (Continued)

(before adjustment for the 31 March 2004 actuarial valuation results—see further below) are currently at the rate of 17.1 per cent. of salaries for the Generation Group and 15.3 per cent. of salaries for the Combined Group, these being the rates advised by the ESPS actuary following the 31 March 2001 actuarial valuations. Prior to 1 November 2002, employers’ regular contributions to the Generation Group were paid at the rate of 10 per cent. of salaries as from 1 April 2001 as part of our arrangements (in accordance with the terms of the ESPS) to deal with the past service funding surplus that was disclosed by the 2001 valuation. For both of our ESPS Groups, the employer contribution rates are (as from 1 April 2004) subject to an offset on account of contracting-out age-related rebates from the Inland Revenue (as advised by the ESPS actuary). Additional contributions are required from the employers from time to time as advised by the ESPS actuary to fund certain additional liabilities, such as the additional costs of redundancy related early retirement benefits.

In addition to their benefits from the ESPS, approximately 25 of our current and former employees have contractual entitlements to additional pension payments (and, in some cases, life assurance benefits) which supplement the benefits payable from the ESPS. These additional benefits are funded from our own operational cash flow at such time as they become due (except for the life assurance arrangements, which are externally insured).

As at 31 March 2004:

•	the Generation Group had 4,859 contributing members, 8,412 pensioners (including dependants) and 2,191 deferred pensioners, and the value of the net assets of the Generation Group was £1,791,000,000; and

•	the Combined Group had 258 contributing members, 14 pensioners (including dependants) and 12 deferred pensioners, and the value of the net assets of the Combined Group was £31,000,000.

The preliminary report on the actuarial valuation for the Generation Group as at 31 March 2004 states that on the ongoing actuarial basis used by the ESPS actuary, the Generation Group had a funding deficiency of £375,800,000 as at 31 March 2004.

The preliminary report on the actuarial valuation for the Combined Group as at 31 March 2004 states that on the ongoing actuarial basis used by the ESPS actuary, the Combined Group had a funding deficiency of £8,800,000 as at 31 March 2004.

The principal financial assumptions used by the ESPS actuary for the purposes of the Generation Group valuation were as follows:

	Method of calculating assumptions	Position at 31 March 2004
Price inflation	Difference between long-dated Fixed and Index-Linked Gilt yields	2.9 per cent. per annum
Rate of general pay increases	As Price inflation plus 1.5 per cent. per annum	4.4 per cent. per annum
Rate of pension increases	Price inflation subject to a floor of 0 per cent. per annum	3.0 per cent. per annum
Rate of increases of preserved pensions	As Rate of pension increases	3.0 per cent. per annum
Post-retirement discount rate	Long-dated Fixed Gilt yield plus 0.5 per cent. per annum	5.2 per cent. per annum
Pre-retirement discount rate	Long-dated Fixed Gilt yield plus 2.0 per cent. per annum	6.7 per cent. per annum

PART I — DESCRIPTION OF THE NEW BRITISH ENERGY GROUP — (Continued)

The provisions of the ESPS and the privatisation “protected persons” statutory pensions regulations (for further information see Part X: Additional information, paragraph 9 headed: Pensions, in relation to those regulations generally) require us to make additional employer contributions to each of our ESPS Groups, with a view to making good any funding deficiency over time (with regard to appropriate actuarial advice, as provided for under the ESPS and the protected persons regulations). We have taken actuarial advice (based on the valuation results as at 31 March 2004, referred to above) as to the future employer contribution requirements for the Generation Group and currently anticipate that:

•	as from 1 April 2005, the rate of employers’ regular contributions for future service benefits under the Generation Group will increase from 17.1 per cent. of salaries to 22.4 per cent. of salaries (less the offset on account of contracting-out age-related rebates from the Inland Revenue, as advised by the ESPS actuary, which is currently assessed as 2.1 per cent. of salaries);

•	additional employer contributions will be paid towards the Generation Group funding deficiency (in monthly instalments), totalling £19.0m for the twelve months commencing 1 April 2005, £19.5m for the twelve months commencing 1 April 2006 and £20.0m for the twelve months commencing 1 April 2007; and

•	those additional employer contributions to the Generation Group would then increase to a total of £50.3m for the twelve months commencing 1 April 2008 (also to be paid in monthly instalments), and would then be paid at that rate increasing by 2.5 per cent. for each successive period of twelve months from 1 April 2009 until 31 March 2017. However, in practice we anticipate that the employer contribution requirements as from 1 April 2008 for both of our ESPS Groups will be determined by reference to the results of the next regular ESPS actuarial valuations, as at 31 March 2007.

It is our intention to contribute towards the Generation Group funding deficiency at higher rates than those set out above if sufficient cash resources, in light of our other obligations and working capital requirements, permit.

We currently anticipate that as from 1 April 2005, the rate of employers’ regular contributions for future service benefits under the Combined Group will increase from 15.3 per cent. of salaries to 19.7 per cent. of salaries (less the offset on account of contracting-out age-related rebates from the Inland Revenue, as advised by the ESPS actuary, which is currently assessed as 3.3 per cent. of salaries). We will also be making additional employer contributions towards the Combined Group funding deficiency (having regard to appropriate actuarial advice).

PART I — DESCRIPTION OF THE NEW BRITISH ENERGY GROUP — (Continued)

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors of New British Energy and Holdings plc

The members of the Board and the board of directors of Holdings plc at the date of this document are:

Name	Position	Age

Adrian Montague	Chairman	56

Mike Alexander	Chief Executive#	57

Roy Anderson	Chief Nuclear Officer*#	56

Stephen Billingham	Finance Director#	46

William A Coley	Non-executive Director	61

Pascal Colombani	Non-executive Director	59

John Delucca	Non-executive Director	61

Ian Harley	Non-executive Director	54

David Pryde	Non-executive Director	55

Clare Spottiswoode	Deputy Chairman	51

Sir Robert Walmsley	Non-executive Director#	63

*The appointment of Roy Anderson as Chief Nuclear Officer is to be approved by the NII under the terms of our site licences. We expect this approval to be forthcoming. On this basis, for the purpose of this document, we refer to Roy Anderson as Chief Nuclear Officer.

#These Directors are also directors of BEG and BEG UK. It is intended that the remaining Directors will also in due course be appointed directors of BEG and BEG UK.

Adrian Montague

Appointed Chairman of New British Energy and Holdings plc on 16 September 2004. Currently Chairman of British Energy having been appointed in November 2002, he is currently also Chairman of Michael Page International plc, Chairman of Network Rail, Chairman of Infrastructure Investors Limited, a director of Cross London Rail Links Limited, a senior international adviser to Société Generale and a non-executive director of Friends Provident plc and Cellmark AB. A law graduate of Cambridge University, he was a partner with Linklaters & Paines, before joining Kleinwort Benson as Head of Project and Export Finance Department in 1994, and subsequently became Global Co-Head of the Project Finance of Dresdner Kleinwort Benson in 1997. Then he undertook a number of senior roles in the implementation of the Government’s private finance policies, serving as the Chief Executive of the Treasury Taskforce from 1997-2000, and as Deputy Chairman of Partnerships UK plc, and a Private Finance Advisor to the Department of the Environment, Transport and The Regions between 2000 and 2001. In September 2002 he was appointed to head the review team monitoring London’s Crossrail project and he has recently been appointed the pro bono Chair (as well as a director) of Cross London Rail Links Limited, the project company, until March 2005. He was awarded a CBE in 2001.

Mike Alexander

Appointed Chief Executive of New British Energy and Holdings plc on 16 September 2004. Currently Chief Executive of British Energy having been appointed in March 2003. Prior to joining British Energy he was Chief Operating Officer and an executive Board Member of Centrica plc, and before that Managing Director of British Gas Trading. After graduating from Manchester University with a BSc in Chemical Engineering and an MSc in Control Engineering

PART I — DESCRIPTION OF THE NEW BRITISH ENERGY GROUP — (Continued)

he joined BP, undertaking a number of operational plant improvement, engineering, corporate planning and business development projects throughout the world. He joined British Gas in 1991 as Commercial Director of BG Exploration & Production Limited and was a Director of several overseas exploration and production subsidiaries, becoming Managing Director of British Gas Supply Limited. Whilst at British Gas he directed their move into the deregulated electricity market and oversaw the launch of the Goldfish credit card. He is a Chartered Engineer and Chartered Scientist and a Fellow of the Institute of Chemical Engineers. He is a non-executive Director of Associated British Foods plc and was previously Chairman of AG Solutions Limited, Hydrocarbon Resources Limited, Goldfish Bank Limited and a non-executive Director of The Energy Saving Trust Limited. He is Chairman of the Executive and Group Risk Management Committees and a member of the Nuclear Performance Review Committee.

Roy Anderson

Appointed Chief Nuclear Officer of New British Energy and Holdings plc on 16 September 2004. Currently Chief Nuclear Officer of British Energy, having also been appointed to that position on 16 September 2004 following his joining British Energy on 5 July 2004. Previously President of Public Service Enterprise Nuclear Group in the US and Chief Nuclear Officer of Nuclear Management Company LLC and Florida Power Corporation. His early career involved working for Carolina Power and Light Company, Boston Edison Company and General Electric Company, all in the US. He has a degree in marine and nuclear engineering and an MBA in operation research. He is a member of the Executive, Group Risk Management, Nuclear Performance Review and Safety, Health and Environment Committees.

Stephen Billingham

Appointed Finance Director of New British Energy and Holdings plc on 16 September 2004. He joined British Energy on 25 August 2004 and was appointed to the Board as Finance Director on 16 September 2004. Prior to joining British Energy, he was the Group Finance Director of the engineering consultancy and support services group, WS Atkins plc, during its successful financial recovery. Previously, he led the finance team which signed the large and complex Metronet London Underground Public Private Partnership, which maintains two-thirds of the London Underground infrastructure. For seven years he was the Group Treasurer of the engineering group BICC plc (now Balfour Beatty plc). He has held finance positions in Severn Trent Plc, Burmah Oil plc and British Telecommunications plc. He holds a BSc from Brunel University and a PhD from the University of Aston in Birmingham. He is member of the Association of Corporate Treasurers.

William A. Coley

Appointed as an independent non-executive Director of New British Energy and Holdings plc on 16 September 2004. Currently an independent non-executive Director of British Energy having been appointed in June 2003. He joined Duke Energy, a major US utility company, as an engineer in 1966, becoming Group President in 1997 and retiring from this position in 2003 after a 37 year career with the company. During his time at Duke Energy he held a variety of management and executive roles including Vice-President, Central Division and Senior Vice-President, Power Delivery. He was elected to Duke Energy’s Board of Directors in 1990, becoming Senior Vice-President, Customer Group and was President of the Associated Enterprises Group between 1994 and 1997. A Non-Executive Director of CT Communications Inc., and Peabody Energy (all publicly traded companies) and a director of ER Jahna Enterprises (a privately owned company), he holds a BSc in Electrical Engineering from the Georgia Institute of Technology. He is a registered Professional Engineer in North and South Carolina. He is Chairman of the Nuclear Performance Review Committee and a member of the Governance and Nominations and Remuneration Committees.

PART I — DESCRIPTION OF THE NEW BRITISH ENERGY GROUP — (Continued)

Pascal Colombani

Appointed as an independent non-executive Director of New British Energy and Holdings plc on 16 September 2004. Currently an independent non-executive Director of British Energy having been appointed in June 2003. He holds a doctorate in nuclear physics and is a former Chairman and CEO of the French Atomic Energy Commission. He was also formerly the Chairman (non-executive) of Areva, the nuclear engineering conglomerate, and a board member of Electricité de France, France Télécom, Cogéma, Framatome and Technicatome. He is a member of the French Academy of Technology, an Associate Director at ATKearney and a board member of Alstom SA and of the French Institute of Petroleum. He was awarded the Legion of Honour in 2000. He is a member of the Governance and Nominations and Nuclear Performance Review Committees.

John Delucca

Appointed as an independent non-executive Director of New British Energy and Holdings plc on 16 September 2004. Currently an independent non-executive Director of British Energy having been appointed in February 2004. He holds an MBA in Finance from Fairleigh-Dickinson University School of graduate study and a BA from Bloomfield College and has held a variety of senior roles in US business. Most recently, from 2003 until March of this year he was Executive Vice-President and Chief Financial Officer of the REL Consultancy Group. Prior to that, from 1998 to 2002 he was executive Vice-President, Finance and Administration and Chief Financial Officer of Coty Inc and a member of their Executive Committee. Between 1993 and 1998 he was Senior Vice-President and Treasurer of RJR Nabisco Inc., having previously held executive positions with Hasco Associates, a private investment group, the Lexington Group, providing financial consulting to distressed companies, the Trump Group and the International Controls Corporation, where he was executive Vice-President and CFO as well as Chairman and CEO of a subsidiary, Transway Finance Company. He is a non-executive Director, and chairs the audit committees of, ITC Deltacom, Enzo Biochem Inc. and The Elliott Company. He has been a lecturer at Fordham University’s Graduate School of Business Administration and Adjunct Assistant Professor at Seton Hall University School of Business Administration. He is Deputy Chairman of the Audit Committee and a member of the Governance and Nominations and Trading Review Committees.

Ian Harley

Appointed as an independent non-executive Director of New British Energy and Holdings plc on 16 September 2004. Currently an Independent Non-Executive Director of British Energy having been appointed in June 2002. He joined Abbey National in 1977 where he held a variety of posts in the Finance, Retail Banking and Wholesale Banking Divisions before joining the board in 1993. He spent nine years on the board as first, Finance Director, then Chief Executive, before retiring in 2002. An Economics graduate of Edinburgh University, he is a Fellow of the Institute of Chartered Accountants and a Fellow and Past President of the Institute of Bankers. He is currently a non-executive director of Rentokil Initial plc and Remploy Limited, a Governor of the Whitgift Foundation and a Vice-President of the National Deaf Children’s Society. Previously Chairman of the Association for Payment Clearing Services, a member of the Deposit Protection Board, appointed by the Bank of England, and a member of the Financial Services Authority’s Practitioner Panel. He is Chairman of the Audit Committee and a member of the Governance and Nominations and Trading Review Committees.

David Pryde

Appointed as an independent non-executive Director of New British Energy and Holdings plc on 16 September 2004. Currently an independent non-executive Director of British Energy having been appointed on 1 September 2004, he has extensive trading and risk management experience. Having formerly headed precious metals trading in Asia for NM Rothschild and

PART I — DESCRIPTION OF THE NEW BRITISH ENERGY GROUP — (Continued)

Sons Ltd and Philipp Brothers Inc., he joined JP Morgan & Co Inc. in 1984 and has subsequently held various senior management positions in trading businesses, including Global Head of Precious Metals Trading, Global Head of Commodity Derivatives Trading and Marketing and Global Head of Futures and Options Brokerage. He sat on the boards of the Commodity Exchange, the Chicago Mercantile Exchange and the Futures Industry Association. He is Chairman of the Trading Review Committee and a member of the Remuneration and Audit Committees.

Clare Spottiswoode

Appointed Deputy Chairman and senior independent non-executive Director of New British Energy and Holdings plc on 16 September. Currently an independent non-executive Director of British Energy having been appointed in December 2001. Her career started as an economist with the Treasury before establishing her own software company. Between 1993 and 1998 she was Director General of Ofgas and has also served as a member of the Government’s Deregulation Task Force (1993) and the Public Services Productivity Panel (1998). Mrs Spottiswoode currently chairs Busy Bees Nurseries Group Limited and Economatters Limited and was previously a non-executive Director of Booker plc. She is also currently a non-executive Director of Advanced Technology (UK) plc, Tullow Oil plc and Petroleum Geo-Services ASA. Awarded a CBE for services to industry in 1999, she holds degrees from Cambridge and Yale Universities. She is the Chairman of the Remuneration Committee, a member of the Trading Review Committee and she is the senior independent non-executive Director.

Sir Robert Walmsley

Appointed as an independent non-executive Director of New British Energy and Holdings plc on 16 September 2004. Currently an independent non-executive Director of British Energy having been appointed in August 2003. Previously he served in the Royal Navy where his final appointment was as Controller of the Navy and member of the Navy Board as a Vice Admiral, starting in 1994. He was knighted in 1995. During his earlier naval career he held a number of nuclear related posts including service as the Chief Engineer of a nuclear submarine, Project Manager of a Nuclear Submarine Refit and Refuel, and Chairman of the Naval Nuclear Technical Safety Panel; he was Director General, Submarines between 1993 and 1994. After retiring from the Navy, he was appointed as Chief of Defence Procurement (a Permanent Secretary grade post in the Civil Service), occupying that position from 1996 until 2003. Holding an MA from Cambridge University and a postgraduate diploma in control engineering, he also was awarded an MSc in Nuclear Science and Technology from the Royal Naval College. He is an independent director of General Dynamics Corporation, EDO Corporation, Stratos Global Limited and he is Chairman of EDO (UK) Limited and the Major Projects Association. Earlier this year he was appointed as a Senior Adviser at Morgan Stanley. He is Chairman of the Safety, Health and Environment and Governance and Nominations Committees. He is also a member of the Remuneration, Audit and Nuclear Performance Review Committees. He is also a non-executive Director of the Group’s licensed nuclear generator subsidiaries.

Senior management

In addition to the executive Directors referred to above, the current executive management team are:

Name	Position	Age

Robert Armour	General Counsel and Company Secretary	45

Neil O’Hara	Trading Director	38

Sally Smedley	HR Director	55

PART I — DESCRIPTION OF THE NEW BRITISH ENERGY GROUP — (Continued)

Robert Armour■

Appointed Company Secretary of New British Energy and Holdings plc on 2 July 2004. Appointed Company Secretary of British Energy on 13 December 1995 and General Counsel in 2003. A solicitor, he was a partner in Wright Johnston & Mackenzie, solicitors, between 1986 and 1990 before joining Scottish Nuclear as Company Secretary in 1990. He was Director of Performance Development for Scottish Nuclear between 1993 and 1995. From 1997 to 2003 he was Director of Corporate Affairs. He holds a law degree and MBA from Edinburgh University and has also attended INSEAD’s Advanced Management Programme.

Neil O’Hara

Appointed Trading Director of British Energy on 4 May 2004. He was previously employed by RWE Innogy and before that was Managing Director for Strategy and Business Development at American Electric Power.

Sally Smedley

Appointed HR Director of British Energy on 8 February 1999. Previously Human Resources and Corporate Relations Director of East Midlands Electricity plc and Employee Relations Director of BOC Group plc. She has a BSc (Tech) in Occupational Psychology.

We are looking to appoint a new Technical Director, to lead our Technical division on a permanent basis, to replace one of our executives who is fulfilling this role on a temporary basis.

Employees

The table below sets out the average number of full-time equivalent permanent employees of the British Energy Group, categorised by business area, for each of the last three financial years.

	Year to 31 March
Business Area	2002	2003	2004
Power Stations — Generation	3499	3579	3612
Corporate Support Functions	399	430	467
Engineering & Technical Support	603	586	552
Group Services	49	67	82
Business Development	18	16	10
North America	32	28	12
Eggborough	251	247	258
Power & Energy Trading	101	129	146

Total	4952	5082	5139

Source: British Energy

The classification of employees is for our internal purposes and has and may change from time to time to reflect our business needs. A large proportion of our employees (approximately 80 per cent. of the total) are members of trade unions. We believe that the number of employees will likely have increased by approximately 254 in the financial year ending 31 March 2005.

CORPORATE GOVERNANCE

The Directors support high standards of corporate governance. We have undertaken an evaluation of the Board’s performance to date as recommended by the Higgs Report “Review of the role and effectiveness of non-executive directors” and from Admission we intend to comply with best practice in corporate governance, including the requirements of Section 1 of the

PART I — DESCRIPTION OF THE NEW BRITISH ENERGY GROUP — (Continued)

revised Combined Code. We intend to comply with the requirements of the US Sarbanes-Oxley Act of 2002 (Sarbox) and to adopt a code of business conduct and ethics that meets the standards set forth in Sarbox and, if our New ADRs are listed on the NYSE, the NYSE Listed Company Manual as if, to the extent required to do so under the terms of the New Bonds, we were a domestic US issuer. As the successor company to British Energy, we have built on its experiences of corporate governance to assist us formulating our practices and policies outlined below.

The Board

Our Chairman is Adrian Montague. Mike Alexander is our Chief Executive and will be responsible for safety throughout our business. Stephen Billingham is our Finance Director and, subject to NII approval, Roy Anderson will be our Chief Nuclear Officer. The Board also comprises seven non-executive Directors. Biographies of the Directors are set out in the paragraph above headed “Directors, senior management and employees”.

We intend to comply with the sections of the Combined Code concerning the balance of the Board. We will have three executive and seven non-executive Directors in addition to the Chairman and all our non-executive Directors are independent. The independent non-executive Directors are William Coley, Pascal Colombani, John Delucca, Ian Harley, David Pryde, Clare Spottiswoode and Sir Robert Walmsley. Clare Spottiswoode is the Company’s senior non-executive Director and Deputy Chairman. It is intended that at each annual general meeting any Director who has been appointed by the Board since the previous annual general meeting will be required to retire and may seek election, together with such other Directors as necessary, to ensure that the number nearest to, but not less than, one third of the Directors for the time being stand for election (or re-election) at that meeting. In order to comply with the provisions of Rule A.7 of the Combined Code, we intend to ensure that all Directors seek re-election at least every three years. We intend to review the composition of the Board from time to time and to make any appropriate appointments.

All of the non-executive Directors who will be serving on the Board have held senior positions in other major organisations either in the UK or internationally. Each of them will be involved in decision making on key issues facing the Group and will bring a wide range of experience to the Board. It is intended that our non-executive directors meet as a group from time to time without executive directors present. Although the Chairman will be present at some of these meetings, he will not be present at meetings to appraise his performance.

In accordance with the requirements of the Combined Code, the Board will have a number of matters reserved to it, including appropriate strategic, financial and organisational matters. These will be considered at the Board’s monthly meetings. The Board will receive reports covering operational, financial, safety, risk management and regulatory performance to assist it in identifying key issues for the business on a regular and timely basis. All Directors may obtain independent professional advice at the Company’s expense, and all Directors will have access to the advice and services of the Company Secretary, Robert Armour, who will be accountable to the Board through the Chairman on all corporate governance matters. Where appropriate, matters may be delegated to Board committees, all of which will have written constitutions and terms of reference. The various committees and their intended roles and memberships are identified below.

Matters requiring Board approval

The Board is responsible for ensuring compliance of all Group activities with statutory and regulatory requirements and has specified that the following actions must be subject to Board approval:

•	any alteration of the articles of association or the memorandum of association of the Company or its operating subsidiaries and approval of the procedures and regulations of the Board;

PART I — DESCRIPTION OF THE NEW BRITISH ENERGY GROUP — (Continued)

•	approval of the Group corporate plan and the Group budget;

•	approval of financial transactions, borrowings and contracts, except as delegated by financial and contractual authorities for the Group;

•	approval of the annual report and accounts, the half yearly results and major price sensitive announcements on behalf of the Company;

•	the undertaking by the Company of material litigation;

•	disposal of land or assets except as delegated under the Board authorities;

•	the entry into contracts for land or non-operational assets except as delegated under the Board authorities;

•	the acquisition or disposal of shareholdings in companies;

•	investment decisions except as delegated under the Board authorities;

•	the appointment of key advisers to the Group;

•	amalgamation of the pension schemes of Group companies or major alterations to the pension scheme trust deeds;

•	group electricity trading and contracting strategy; and

•	the approval of the Group’s capital and funding structure.

Duties of the Chairman and the Chief Executive

The division of responsibilities between the Chairman and Chief Executive has been documented and approved by the Board in accordance with good practice. The division of responsibility is reviewed periodically. In essence Adrian Montague, as non-executive Chairman, is responsible for the proper and efficient running of the Board and its scrutiny of, and assistance to, management. Mike Alexander, as Chief Executive, is responsible for the proper and efficient running of our business.

Risk management

The Board will be responsible for determining strategies and policies for risk and control and management will be responsible for designing, operating and monitoring risk and control processes which implement Board policies effectively. The Board and its committees will consider risk management and internal control on a regular basis in accordance with the recommendations of the Turnbull report, “Guidance for directors on the Combined Code”.

The New British Energy Group’s risk management process will be based on the identification, mitigation and monitoring of the key risks that influence our strategy and business objectives.

At its regular meetings, the Board will review our business objectives and the risks and controls associated with these. Specific categories of risk will also be reviewed by appropriate committees, including the group risk management committee and subsidiary boards. Risks reviewed by the Board will include: safe operation of our plant; operational risks including reliability, output, plant condition and human performance; the financial position of the New British Energy Group; changes in energy markets; nuclear safety and safety regulations; commercial and environmental regulation; policy proposals by legislative bodies in the markets in which we operate; treasury and trading financial exposures; major contracts; and the acquisition of radioactive waste management services.

Our reporting arrangements will operate across the New British Energy Group’s operating subsidiaries and corporate functions, monitoring business performance against key

PART I — DESCRIPTION OF THE NEW BRITISH ENERGY GROUP — (Continued)

performance indicators and the business plan. Risk logs identifying business risks facing the New British Energy Group as a whole and particular parts of the business will be regularly considered at subsidiary and divisional level and reported to the Executive Committee so that mitigation plans may be established and monitored. Our principal operating subsidiaries will also monitor internal control and risk mitigation. In particular the boards of BEG and BEG UK will review the operation of the New British Energy Group’s UK nuclear fleet and risk and internal control issues affecting those businesses.

The conduct of risk assessment will involve senior management of the New British Energy Group in addition to the Executive Directors. The results of these assessments will be summarised and reported to the Board. These risk assessments will continue to be used as part of our evaluation of the risks we face.

The Board intends to report on management and decommissioning liabilities to the boards of BEG and BEG UK as the authorised licence holders which will, in turn, approve the Annual Liabilities Report required under the NLFA.

Committee structure and reporting

The chairman of each committee will report to the full Board following each committee meeting reporting on decisions taken or endorsed and making recommendations as appropriate to the Board. The Board may delegate authority to each of the said committees where the subject of the delegation does not require Board approval. The papers for each committee are made available to all Board members, other than the Remuneration and Nominations Committee papers which are only circulated to independent members or as those committees may direct. The Chief Executive reports to the Board each month on the decisions or recommendations of the executive committee. The intention of the committee structure is to allow the committees to scrutinise performance in more detail than the Board could achieve in full session and so allows the Board to focus to a greater extent on strategic issues.

Our committee structure is described below:

Audit Committee

The Audit Committee will be comprised entirely of independent Directors and will be chaired by Ian Harley. John Delucca will be deputy chairman. Ian Harley and John Delucca are considered to be the financial experts on the Audit Committee. The Audit Committee’s primary purpose will be to assist the Board in overseeing the integrity of our financial statements and compliance with legal and regulatory requirements and for scrutinising announcements with a material financial impact. The Committee will also be responsible for considering and recommending appropriate accounting policies for the Group, and reviewing the adequacy and effectiveness of internal control and compliance procedures and ensuring that the Group complies with all statutory requirements in relation to the principles, policies and practices adopted in the preparation of financial statements. The Committee will review risk management processes across the Group including actions to mitigate or control key risks facing us. The Committee will receive reports twice per annum from both our external and internal auditors in relation to matters arising from their work. The Committee will receive reports regularly (being at least twice per annum) from the Group Risk Management Committee. The Committee will review the scope and results of the external audit including the auditors’ effectiveness, independence and objectivity, and will be responsible for making recommendations to the Board in relation to the appointment and independence of the external auditors and their remuneration. The Committee will also review the nature and extent of the non-audit services provided by the external auditors to the New British Energy Group to ensure that these are appropriate, and that a balance of objectivity and value for money is maintained. The Committee will normally meet the day prior to a Board meeting and otherwise as required by the business of the Company.

PART I — DESCRIPTION OF THE NEW BRITISH ENERGY GROUP — (Continued)

Remuneration Committee

The Committee will be comprised entirely of independent Directors and will be chaired by Clare Spottiswoode. The Chief Executive, Mike Alexander, will attend meetings to give advice as required by the committee. He will not be present when matters affecting his own terms and conditions are being discussed. The Committee will advise the Board on the pay, benefits and other employment conditions of the executive Directors and the members of the executive committee. The committee will also review the pay and benefits of other senior staff to ensure reasonable consistency. The committee will meet at least four times per annum.

In determining the remuneration package for individual Directors, the committee will target total remuneration at the middle-market level of its comparator companies. The comparator group consists of other utilities and other companies of similar size, type of activity or complexity.

The committee’s aim will be to ensure that the total package (which includes benefits) is competitive and that, as a consequence, we will attract and retain executive Directors with the skills and abilities to manage and develop the business.

It will be our policy that a significant proportion of our executive Directors’ total remuneration should be variable and linked to our performance. Recognising the external market, the movement in the base pay of our executive Directors and executive committee members should be broadly in line with the pay increases awarded to other staff. Additionally, it will be our policy that in determining the link between base and variable pay, our commitment to safety and the environment should be reflected, and that there should be a strong and clear link between reward and performance against agreed stretch targets. No elements of remuneration other than base pay are pensionable.

The remuneration of our non-executive Directors will be determined by the Board without the participation of the Directors concerned. As they will be appointed for three-year terms they will not have service contracts. They will not be eligible for participation in any of our share schemes and they will not receive any pension provisions from us.

The policy of the remuneration committee will be to set notice or contract periods for executive Directors at one year or less. Where it is necessary to offer longer notice or contract periods to new Directors who are externally recruited our policy will be to reduce these as soon as possible after the initial period. From Admission, all our executive Directors have a 12 month rolling contract.

Governance and Nominations Committee

The Governance and Nominations Committee will be comprised entirely of independent Directors and will be chaired by Robert Walmsley. The Committee will be responsible for encouraging and monitoring the adoption of good corporate governance practice drawing on the practices and codes prevailing in the UK, US and the EU. It will review the Company’s code of conduct and ethics and compliance with this and legal obligations generally. The Committee will also advise on the corporate social responsibility performance of the Group.

The Committee will also advise our Board in relation to senior appointments throughout the Group including appointments to Committees, in consultation with the Chairman of the Company. Board appointments recommended by the Committee will be made after an appropriate search and selection process has been undertaken including, where appropriate, the use of external advisers to identify suitable candidates.

Safety, Health and Environment Committee

This Committee will provide advice to the Board in relation to the health and safety of our staff, contractors, visitors and the general public, plant safety and our environmental performance. It

PART I — DESCRIPTION OF THE NEW BRITISH ENERGY GROUP — (Continued)

will review key safety and environmental risks affecting the business and the actions taken to mitigate or control them. It will be chaired by Robert Walmsley and will include three independent experts as well as other Directors and certain senior members of management. The meetings, which will consider both site specific and generic issues, will be held in rotation at our nuclear power stations with the station manager and site safety representatives in attendance. The Committee will normally meet quarterly.

Nuclear Performance Review Committee

The Nuclear Performance Review Committee will consider and advise the Board and the Executive Committee on issues relating to the performance of and improvements to our nuclear fleet including operational performance, performance improvement, plant reliability, preventive maintenance and materiel condition. The Committee will review and advise on the implementation and direction of PIP. The Committee will be chaired by William Coley and its membership will include Mike Alexander, other non-executive Directors with appropriate technical expertise, Roy Anderson and certain other senior managers with technical expertise. Mike Alexander and executives of the nuclear generation subsidiary boards will continue to have responsibility for and will direct the operational and safety policy of our nuclear operations. The Committee will normally meet the day prior to a Board meeting.

Executive Committee

Chaired by Mike Alexander, the Executive Committee, comprising the senior executives, will direct our business in accordance with delegated authorities from the Board. The Executive Committee will meet weekly to maintain close scrutiny and management of our affairs, directing performance, taking corrective action and ensuring the Board is kept abreast of all material events.

Management Committees

A number of Executive Management Committees will also be used to assist the Directors in controlling the business. These will include the boards of our two nuclear generation subsidiaries (which hold nuclear site licences) which will continue to have responsibility for, and direct operational and safety policy in, our nuclear operations.

Group Risk Management Committee

This Committee will be an Executive Committee chaired by Mike Alexander. Stephen Billingham will be Deputy Chairman. It will meet every two months to review the group-wide risk management processes of the business, maintain an overview of the risks facing the business and report to the audit committee on a regular basis.

Trading Review Committee

The Trading Review Committee will be chaired by David Pryde and will meet at least six times a year to review hedging and risk management strategy for trading and to ensure activities are conducted within overall risk limits. The Committee will review and provide advice on the management and use of risk measurements and control, as well as monitor performance against strategy. It will also oversee the management and maintenance of the policies, procedures, authorisation and overall risk control framework which will be carried out by a sub-committee, the Trading Risk Sub-Committee.

Pensions Committee

This will be an Executive Committee which will monitor the management of our two pension schemes and will be chaired by Sally Smedley. The Chairmen of the British Energy Generation Group Trustees and the British Energy Combined Group Trustees are members, as are certain

PART I — DESCRIPTION OF THE NEW BRITISH ENERGY GROUP — (Continued)

other Directors and Senior Managers of the Group. The Committee will review and advise on the policies being adopted by the trustees of these schemes and will be responsible for advising the Board and reporting to the Audit Committee on all matters relating to these schemes.

Disclosure committee

This Management Committee was established as part of our response to the requirements of Sarbox. The Committee will be chaired by the Group Financial Controller and will comprise management level representatives of operational and corporate departments from throughout the Group. Its role will be to review the accuracy and completeness of our proposed financial and certain other public statements and/or reports. It will report to the Audit Committee and to our Chief Executive Officer and Finance Director.

Sarbox

Sarbox introduced new and enhanced standards of corporate governance and business and financial disclosure for companies with securities registered pursuant to the US Securities Exchange Act of 1934, as amended (Exchange Act). Many of these requirements apply to us as a non-US company with securities registered under the Exchange Act. Examples of these standards include the requirement that our Chief Executive and Chief Financial Officer certify the accuracy of the disclosure, the efficacy of the internal controls and other matters relating to the preparation of our annual report filed with the SEC; changes to the role and composition of the audit committee; and rules relating to internal controls. Furthermore, under the terms of the New Bonds, we have agreed to prepare quarterly reports on Form 10-Q and annual reports on Form 10-K containing the information required to be disclosed therein as if we were a domestic US issuer and not a “foreign private issuer”. In order to disclose the information that would be required for a domestic US issuer, we would be required to disclose our compliance with the standards required of a domestic US issuer, including the corporate governance requirements pertaining to Board committee composition applicable to NYSE-listed domestic US issuers; provided the New ADRs are listed on that exchange. In all cases however, we will comply with Sarbox as if we were a domestic US issuer only to the extent it does not conflict with or violate any law, rule or regulation of the UK, including, but not limited to, the Act, or any code or other requirement (including, but not limited to, the Combined Code and the listing standards of the UKLA).

The SEC, as directed by Section 404 of Sarbox (Section 404), adopted rules requiring public companies to include a report by management in their annual filing with the SEC that contains an assessment by management of the effectiveness of internal controls over financial reporting. In addition, independent auditors must report two opinions; firstly, on management’s assessment of the effectiveness of internal controls over financial reporting, and secondly, on their own assessment of the effectiveness of internal controls over financial reporting.

This legislation is, therefore, a new requirement for domestic US registrants as well as overseas registrants. Under the SEC implementation rules, overseas registrants would normally have an additional year to comply with this requirement, however, as part of our undertaking to Bondholders, we have agreed to comply for our annual filing for the period ended 31 March 2005.

As with many US domestic registrants, we have been working diligently and vigorously to review and test our internal controls over financial reporting in order to ensure our compliance with the Section 404 requirements. We have set up a dedicated implementation team to work on this, led by a senior member of our finance function, who reports directly to the finance director, as well as having regular dialogue with the Chairman of the Audit Committee, who regularly attends Audit Committee meetings to provide status reports. The implementation team includes representatives from Internal Audit. We have also appointed independent external consultants

PART I — DESCRIPTION OF THE NEW BRITISH ENERGY GROUP — (Continued)

to work with the implementation team to ensure that our approach to compliance with Section 404 is thorough and robust. They also provide us with regular advice on how interpretation of this new regulation is developing in the US and the rest of the world to ensure that we are able to adapt our approach to emerging practice as necessary.

We believe that we are on course to complete the work required in order to meet the deadlines. However, there is still much to be done and because this is new legislation and interpretations and working practices continue to develop, there remains a risk that issues may emerge that require to be reported by management and/or our independent auditors.

PART II — RISK FACTORS

This Part sets out the principal risk factors affecting New British Energy and Holdings plc and should be read in conjunction with all other information relating to New British Energy and Holdings plc contained in this document. You should not rely on the information in this part of the document only. Additional risks and uncertainties not presently known to New British Energy or Holdings plc or that New British Energy or Holdings plc deem immaterial may also have a material adverse effect on the business, financial condition or results of operations of any or all of them. None of the risk factors identified below seek to qualify or limit the working capital statement in Part X: Additional information, paragraph 13.

For ease of reference only, the risk factors set out below have been grouped into the following two categories:

(A)	operating, industry, environmental and regulatory risks; and

(B)	risks related to ownership of New Shares, New Bonds and Warrants.

(A)	OPERATING, INDUSTRY, ENVIRONMENTAL AND REGULATORY RISKS

If we do not find alternative sources of income as our nuclear power stations start to close we may not be able to recover our costs from our turnover.

Five of our AGR power stations are, based on current scheduled accounting closure dates, due to close by 2014. This will reduce our generating capacity by 61.5 per cent. of our current generating capacity. There can be no assurance that station lifetime extensions will be achievable at any of our AGR power stations or at our PWR power station. Since our ability to find alternative sources of income is restricted by the compensatory measures we have agreed to undertake in connection with the Commission’s approval of the State Aid elements of the Restructuring, the terms of our arrangements with Government (including, in particular, the Contribution Agreement and the HLFA) and the restrictive covenants in the New Bonds and the Receivables Facility Agreement, if our remaining assets do not generate income in line with our expectations at that time (for example as a result of earlier than anticipated closure of a nuclear power station) our costs may exceed our turnover and this may adversely affect our financial results and our ability to pay dividends and may require us to close the remainder of our AGR and/or PWR power stations earlier than anticipated.

Our future profitability is dependent upon several factors, some of which are outside our control.

Costs structure and variable electricity prices

The operation of our nuclear power stations is characterised by high fixed costs. Additionally, some of our costs are not borne by our non-nuclear competitors because they are unique to the nuclear power generation industry.

Our ability to generate sufficient turnover at sufficient margin to cover our fixed costs is dependent, in part, on favourable electricity prices and our sales and trading strategy. Electricity prices depend on a number of market factors, including, the impact of worldwide demand for fossil fuel, UK demand for power and environmental legislation. Because our costs are primarily fixed in nature, they cannot be reduced in periods of low electricity prices. Therefore, in these circumstances it is possible that we may not produce sufficient turnover from our electricity sales and/or trading to cover our generation costs.

In addition, increasing vertical integration in the electricity sector is likely to affect the liquidity of the markets in which we trade and the volatility of those markets. This in turn may affect the revenue from our electricity sales or trading, and may adversely impact our proposed trading going forward.

Unplanned outages

Unplanned outages of our nuclear and fossil power stations result in lost generation and, due to our contractual obligations to deliver electricity at pre-established prices and quantities, we

PART II — RISK FACTORS — (Continued)

may, therefore, be required to purchase replacement electricity volume in the open market which may be at unfavourable prices. Given the complexity of operating nuclear and fossil fuel power stations, we do not believe that we will be able to completely eliminate the risk of unplanned outages and we cannot predict the timing or impact of these outages with any certainty.

Therefore, there is no assurance that we will be profitable or generate sufficient cash to fund our operations.

Unplanned outages at our nuclear power stations could adversely affect our turnover and profitability.

Historically, our nuclear output has been adversely affected by unplanned outages and unplanned reductions in output. We believe that the loss of output is indicative of a deterioration of the materiel condition of plant over time in part caused by inadequate investment over the last few years which has resulted in an increase in our maintenance backlog and failure to carry out required maintenance on a timely basis.

Further, some of our unplanned outages flow from human errors in the operation and maintenance of our plant.

Plant unreliability can result in significant imbalance costs being incurred. In the medium term we have contracted to supply most of our electricity to customers at pre-agreed prices and volumes. If our nuclear power stations fail to produce the amount of electricity that we have contracted to supply or have otherwise already balanced in the wholesale market, we may have to enter into the short term market or accept the prices prevailing in the balancing mechanism to meet any such shortfall in output. Prices in the short-term market and imbalance mechanism may be very high, particularly in periods of tight capacity margins for generating plant in the UK, and the unplanned outages of our nuclear power stations may raise demand and therefore raise prices in these markets.

PIP may be constrained by our cash resources and there is no assurance that the hoped for benefits of PIP will materalise. This may adversely affect our prospects in the long term.

Although we are attempting to improve our plant reliability through increased investment and the implementation of PIP, there is no guarantee that we will be able to identify and/or remedy the causes of plant unreliability. Even if we can identify the causes, there is no assurance that we will be able to implement cost effective solutions or PIP in such a way as to maximise the potential benefits that PIP may afford due to the requirements to maximise the output of our plants. The amount we are able to spend on PIP will be affected by the availability of our cash resources and, in the future in certain circumstances, may be restricted or prohibited by our arrangements with the NLF.

Our nuclear stations utilise sea water for condensing the steam from the turbines and for cooling the reactor pressure vessel and turbine-generator auxiliaries. These systems are essential to support generation and their failure could result in lost generation, adversely affecting our revenues and profitability.

In 2003, the failure of a cast iron pipe carrying sea water at Heysham 1 resulted in unplanned losses of some 3.2 TWh. Hunterston B, Hartlepool and Hinkley Point B and to a much lesser extent Dungeness B, Heysham 2 and Torness nuclear power stations also use cast iron pipe work for carrying sea water.

To address the problem, we have developed a strategy to systematically replace the existing cast iron pipe work at these nuclear power stations with steel pipe work coated with a corrosion

PART II — RISK FACTORS — (Continued)

resistant barrier. The corrosive nature of sea water may affect other parts of our pipe work systems, although inspection and maintenance strategies are in place to mitigate this risk. This program of work is planned to take place in 2004/2005, 2005/2006 and 2006/2007 and we have made allowances for additional outages to enable this work to take place. We cannot assure you that there will not be further unplanned losses if any failure occurs before the planned program of work is completed.

Problems of potentially damaged boiler closure unit pre-stressing tendons and subsequent inspection requirements at our Hartlepool and Heysham 1 nuclear power stations could negatively affect our profitability or revenues.

At our AGR power stations, tendons (comprised of steel wires) are used to maintain the integrity of the pre-stressed concrete pressure vessel. We have recently identified corrosion induced failure in a small number of individual tendon wires at our Hartlepool nuclear power station. The access for inspection and repair to these tendon wires is straightforward, and hence repairs are considered to be undemanding.

However, steel pre-stressing wires are used to fulfil a similar safety functional requirement to assure the integrity of the boiler closure units (which are housed within the concrete pressure vessels) at our Hartlepool and Heysham 1 nuclear power stations. As a result of the discovery of corrosion induced failure of the tendon wires (as described above), the NII has concluded that boiler closure unit steel wires could also suffer from corrosion induced failure. Unlike the pressure vessel tendon wires, these boiler closure unit wires were not designed with an engineered facility for inspection and therefore are more difficult to inspect.

To address the NII’s concern we have completed a limited inspection of the boiler closure unit tendon top anchorages and limited sections of the tendon wires at three of our Hartlepool and Heysham 1 reactors and have demonstrated as far as can be determined, that the tendon wires are intact and free from corrosion. The inspection programme is no longer impacting on the return to service of these reactors.

However, we may wish, or be required by the NII, to make further more detailed inspections at these three reactors. Such inspections would be complex and invasive and therefore could result in a substantial loss of output, which could adversely affect our profitability. Until any such inspections are completed we cannot give assurances as to the length of outages or the cost of work that may be required to complete the inspections or any repairs.

A significant engineering fault or a design flaw at one of our nuclear power stations, or one which is generic to a class of nuclear plants, could decrease our revenues and increase our costs.

A major engineering fault at one of our nuclear power stations for example, affecting gas circulators, reactor coolant pumps and pipework systems, could result in the closure of that station ahead of its expected closure date. Furthermore, engineering faults or safety risks arising from a design problem that is generic to a particular type of nuclear plant could result in the closure of all our nuclear power stations of the same nuclear plant design ahead of their expected closure dates. The early closure of one nuclear power station or any one type of nuclear power station would result in a loss of planned future output and result in costs associated with the closure of the affected nuclear power station or stations.

To deal with the potential of a major engineering fault we have extensive inspection and testing programs in place in order to evaluate the physical condition of our nuclear power stations. These programs periodically identify certain technical issues for resolution. However, there is no assurance that our inspection process will identify all significant problems and the identification of technical issues with respect to our nuclear power stations may require us to incur significant expenditure for repairs or replacement of parts or equipment. This may result in lost output due to the outages necessary to complete such repairs or replacements.

PART II — RISK FACTORS — (Continued)

There is also a risk that we may, through our ongoing review of our safety cases (i.e. PSRs) or our ongoing investigations and research activities, identify a significant shortfall. This may be in a safety case argument or supporting analysis or revised materiel properties or other plant performance aspect, which undermines a critical leg or legs of a safety case. The resolution of the issue may entail plant shutdown, reduced power operation or extensive plant modifications

Problems of graphite core brick cracking and reduced boiler life could negatively affect our profitability and the lifetime of our AGR power stations.

Graphite core brick cracking and reduced boiler life could lead to prolonged outages for testing and, potentially, early closures at certain of our AGR power stations. These risks are explained in greater detail below.

Graphite core brick cracking

The graphite cores in the AGRs are made up of a number of graphite bricks arranged in layers. Over the course of the nuclear generation process, the graphite bricks suffer from degradation.

Analysis has shown that this degradation can result in a significant number of the graphite bricks developing single or multiple cracks. We are not aware of any technique for eliminating the cracks. Such cracking can lead to the distortion of the core structure and the reduction of the AGRs’ operational capacity.

While our understanding of this issue continues to develop, there is uncertainty as to the level of tolerance of graphite bricks to multiple cracks that can be demonstrated and which may be acceptable to the NII. As such, the development of a safety case, and therefore the continued operation of the reactor, may not be possible. The potential impact of this risk is that currently assumed nuclear power station lifetime may not be achieved, particularly at Hinkley Point B, Hunterston B, Heysham 2 and Torness, and extensions to station lifetimes at those stations may not be possible.

We carry out periodic inspections on the AGR cores and continue to develop safety cases to attempt to demonstrate the tolerance of graphite core brick cracking. However, until we fully understand whether it is possible to devise ways to control or minimise further graphite core brick cracking (if at all), our plants may require more frequent inspection to support our safety cases, which could result in prolonged statutory or unplanned outages or a refusal by the NII to permit us to operate a particular reactor.

Boiler life

The boilers at our AGR power stations consist of multiple steel tubes over which the hot reactor gas flows in order to boil the water that flows through the tubes. Actual or potential failure or fouling of any of the boiler tubes could result in prolonged outages in order to complete inspections or repairs or could lead to station closure. Outages may also arise as a result of inspections necessary to demonstrate the integrity of the boilers.

If a boiler tube were to fail, action would be taken to permanently seal-off the leaking tube from the incoming water supply. This may result in a permanent reduction in boiler performance and, consequently, our ability to generate electricity if a material number of tubes are sealed. If, ultimately, we are not able to repair the boiler tubes, it may not be possible for us to maintain a safety case for the continued operation of that reactor and the currently assumed station lifetimes may not be achieved.

In addition to the general problem of boiler tube leaks at each of our AGR power stations, specific design issues at some of our nuclear power stations could lead to further significant threats to boiler life. For Hartlepool and Heysham 1, the design adopted is unique in that a

PART II — RISK FACTORS — (Continued)

central cylindrical segment called a spine supports the boiler. The spine construction incorporates the main water inlet and is fabricated from different materials selected to suit the specific operating conditions. The various elements that make up the spine are welded together to form one fabricated section. A small number of these welds are susceptible to high temperature re-heat cracking. Failure of these welds could result in collapse of the boiler with consequential damage to the reactor pressure vessel and other reactor internal components. The boiler spine design and layout makes physical inspection or repair of the vulnerable welds difficult. The safety case for boiler operations is therefore extremely complex and has required us to develop novel methods of analysis to establish the safety justification. If further material analysis and remote inspection fails to strengthen the current safety case, this could shorten station life at some of our nuclear power stations.

Our Hartlepool and Heysham 1 nuclear power stations are, at the date of this document, not operating pending safety case modifications. The return to service of these nuclear power stations is anticipated later this year although we may experience delays that would have an adverse impact on our profits.

Fire and flooding threats

The potential for turbine hall flooding events at our Hartlepool and Heysham 1 nuclear power stations resulting in consequential flooding of the reactor buildings was highlighted by the cast iron pipework failure at Heysham 1 in 2003.

It is possible that other unplanned incidents (in particular the possibility of turbine-alternator disintegration) could result in flooding and coincident fire in the turbine hall. At Hartlepool and Heysham 1 this flood and fire could move into the reactor buildings and may interfere with the electrical equipment that supports the gas circulators and other essential reactor cooling systems causing these systems to become inoperable.

Our Hartlepool and Heysham reactors are not operating at the date of this document and the fire and coincident flooding threats require to be addressed and significant modifications made to the safety case before we can restart these reactors.

We are presently engaged in modifications to the plant (including a barrier to prevent flood and fire from moving from the turbine hall into the reactor building) to enable a new safety case to be made. Additionally we are in the process of assessing the robustness of our safety cases against flood at our other nuclear power stations.

Graphite core brick cracking

Additionally, recent graphite brick inspections at our Hartlepool nuclear power station revealed double, axial cracking in two graphite bricks in one of the reactors. This type of cracking had not been anticipated by our analytical models. A revised safety case is required to support the return to service of the Hartlepool and Heysham 1 power stations (which are of a very similar design) and this safety case will place increased emphasis on inspection and monitoring of the graphite core. We have undertaken further inspections of graphite bricks at these power stations and safety case modification work is in progress but we cannot rule out a delay to the successful conclusion of this work.

The modified safety case will require longer than anticipated statutory and refuelling outages to enable further inspections of the graphite bricks in future years and this will adversely affect our profitability.

We anticipate that the revised safety cases (addressing flooding/fire and graphite brick issues) will be in place later this year but until we have completed the necessary plant modifications no guarantee can be given that the return to service of the Hartlepool and Heysham 1 reactors will not be delayed. Such delays would adversely affect our profitability.

PART II — RISK FACTORS — (Continued)

Obsolescence of some of our equipment, component parts and computer systems (for example, our data processing systems) that are required to operate our power stations and monitor plant stability could result in higher operating costs, unplanned losses or the closure of our power stations.

The first of our nuclear power stations became operational in 1976 and our Eggborough power station became operational in 1968. As a result, it is becoming increasingly difficult to source replacement parts for older equipment and to find engineers qualified to service certain equipment, in particular our aging computer and other information technology systems that were installed at or about the time the plants were constructed. We may not be able to maintain our older equipment on a cost effective basis or at all. We believe the increasing obsolescence of some of our parts and systems may result in an increase in unplanned losses, longer planned outages, significantly higher repair costs and/or the closure of our stations.

The condition of some of the plant, equipment and components at our power stations is subject to gradual deterioration over time.

The impact on the condition of some of the plant, equipment and components at our power stations of operations and natural processes such as erosion and corrosion tends to increase as such plant, equipment and components grow older. Whilst we attempt to implement inspection and maintenance practices such that we repair or replace such plant, equipment and components before they fail, there is no guarantee that we will be successful and consequently we may experience unplanned losses which will adversely impact on our profitability.

In addition, the Group’s insurances contain standard exclusions and restrictions and the material damage and business interruption cover does not therefore provide cover for damage caused by, for example, losses due to erosion, corrosion, stress corrosion or cracking. Consequently we may not be able to claim under our material damage and business interruption cover in such circumstances.

The failure of our AGR fuel could result in decreases in our output and revenues.

Our AGR fuel is contained inside a stainless steel fuel can which acts as the primary barrier for any fission products produced by the fuel during operation. If the steel fuel can cracks, then the fission products will leak into the carbon dioxide gas that is used to cool the reactor. As many of these fission products are radioactive, any major leakage into the carbon dioxide gas will potentially contaminate large parts of the reactor which in turn will lead to major operational difficulties. It is therefore important to minimise fuel failures of this type.

We have experienced on average one fuel failure per year across our fleet of AGR power stations in the period 1975 to 2000. In 2001 and 2002, we experienced ten and nine failures respectively. Subsequently, the average failure rate has returned to the previously experienced level.

Depending on the cause of fuel failures we may have to shut down one or more of our nuclear reactors until we have determined the cause of such failures. In order to do so, we are, in certain cases, reliant upon services provided to us by BNFL. If they were unable or unwilling to provide such services, we may be unable to determine the cause of such failures. Any nuclear power station closure or prolonged outage could adversely affect our business and profitability.

Our business depends on equipment and service suppliers of a specialised nature. If they fail to provide necessary equipment and services on a timely basis, discontinue their products or services and/or seek to charge us prices that are not competitive, this could adversely affect our business and/or profitability.

We depend upon a small number of specialised suppliers for essential products and services which are unique or highly specialised to our industry. Consequently, if our suppliers are unable

PART II — RISK FACTORS — (Continued)

or unwilling to deliver products and services on a timely basis and at reasonable prices, or if their products are found to be faulty or outside specification, this may impact negatively on our ability to continue to operate our power stations economically (or at all), and would have an adverse effect on our financial condition and results of operations. In addition, as our plants age, the costs associated with the sourcing of spare parts are likely to increase.

Our AGR fuel is fabricated by BNFL, the only supplier of AGR fuel in the world. To protect against any short term disruptions in supply, we maintain a stock of fuel elements at each of our sites. This, along with the fuel in our reactors, is sufficient to maintain normal operations for between three to six months. However, we cannot rule out a more extended disruption in fuel supply which could result in reductions in our output. The availability and quality of tie bars, CO2 and other gasses is also important in maintaining output.

Our spent AGR fuel is delivered to BNFL which provides spent fuel management services. We are able to store approximately nine months arisings of spent fuel at each nuclear power station and, of that, have approximately three months additional capacity in the event of any short term interruptions in the movement of spent fuel to BNFL’s Sellafield site. If a nuclear power station’s spent fuel storage facilities became full, the station could theoretically continue to generate electricity but the volume of electricity produced would gradually reduce as the fuel in the reactor was consumed. It would not be possible to load additional fuel into the reactor until at least the equivalent quantity of stored spent fuel was despatched to Sellafield.

Further, our front-end and back-end fuel services contracts with BNFL envisage that BNFL may cease to carry on business in the relevant services or notify us that it is otherwise unwilling or permanently unable to provide the services it has contracted to provide. In those circumstances, notwithstanding our other rights under the relevant contract, if we cannot obtain the services from another party, BNFL will provide us with access and rights for us to use their relevant intellectual property and facilities necessary to procure such services and will seek to secure rights for us to utilise rights and licences that they may have with third parties which are reasonably necessary for the supply of the service. Further, if BNFL is unable for technical reasons at any stage to supply a service provided for under the relevant contract, BNFL is required to use its reasonable endeavours to secure such service from an appropriate alternative supplier.

In the case of certain of our contracts for the provision of services, the liability of the service provider is capped and consequential losses that may be suffered by the relevant Group company are excluded. Whilst these are not unusual contractual provisions, the consequences to the Group of a breach or non-performance by a service provider may be severe (for example certain agreements are required to be in place to meet nuclear site licence requirements and may be difficult to replace) and the Group would almost certainly not be able to recover the loss it may suffer as a result of breach or non-performance by these counterparties.

Our turbines, generators and certain other plant components are designed, manufactured and maintained by a small number of key suppliers. We are reliant upon certain of these suppliers for the supply of parts and for servicing and maintenance. If they fail to provide parts and/or perform servicing or maintenance to an appropriate quality, this could result in the shutdown or catastrophic failure of one or more of our turbines, generators or other plant components.

Certain of our office facilities are at risk from fire, flood and explosion which may lead to business interruption.

Certain of our offices contain concentrated groupings of suitably qualified and experienced staff and computer systems that are necessary for the efficient operation of our business. If these facilities were to be sufficiently damaged by fire, flood or explosion then we may experience difficulties in maintaining business continuity, for example in our trading operations and work management support, which could adversely affect our profitability and cash.

PART II — RISK FACTORS — (Continued)

We employ a large number of agency staff at our power stations and in our support functions.

We depend on a large number of agency staff to support our power stations and other corporate functions. Consequently if we are unable to employ an adequate number of suitably experienced staff as required or the employment agencies used by us seek to charge us prices that are not competitive, this could adversely affect our business and/or profitability.

The unavailability of component parts could adversely affect our revenues and profitability.

The failure of certain components in use at our power stations could result in unplanned outages to affect repairs. The duration of the outage is influenced by, among other things, the lead-time required to manufacture and procure replacement components. Certain components (e.g. turbine rotors and transformers) are complex and may take several months to manufacture. To reduce the impact of the failure of such items we hold spare components at our nuclear power stations and in a central storage facility. We also participate in a “spares club” where the cost of holding expensive replacement components is shared with other parties. Although we aim to optimise our spares holdings we cannot guarantee that we will always have ready access to the required component in the event of a failure and we may incur extended unplanned outages while we obtain the required component.

We continue to face liquidity risks associated with the seasonality of our business and the provision of collateral to our counterparties.

The UK electricity market is characterised by lower demand in the summer months and therefore comparatively lower market prices, which leads us, where possible, to plan statutory outages in this period. Accordingly, positive cash flow is reduced through the combined effect of lower prices and output. In addition, the historic high volatility of market prices increases the liquidity risk as a result of collateral calls due to increases in market prices. We may also receive requests to provide collateral (or increased collateral) from counterparties who do not currently require collateral (or who have not exercised their contractual right to have contractual obligations fully supported by collateral). Whilst management closely monitor these risks and continue to adopt mitigation strategies through trading and procurement operations, it is possible that these strategies will not be as effective in minimising these risks as planned.

We have entered into a trading strategy that seeks to reduce the price risk associated with the cost of our electricity generation. However, this has reduced our ability to benefit from increasing market prices in the medium-term and may also result in an increase in collateral requirements as market prices rise. In addition, should various other unforeseen events occur which place demands on cash flow, our financial resources may prove to be insufficient.

We have entered into short term and medium term trading contracts with market counterparties and short term and medium term sales contracts with other industrial and commercial customers to hedge a significant proportion of our output against downward movements in market price. However, as a result of this, our cash flow benefits from market price increases are reduced while the level of collateral calls made by certain trading counterparties increases to cover their mark to market exposure.

We are reviewing our trading strategy to attempt to maintain an appropriate balance between the importance to us of maintaining a high degree of certainty of our revenues and collateral requirements, as well as continuing to take steps to identify and manage cash flow risks and manage cash resources.

Lack of liquidity in the wholesale market for electricity may adversely affect us or require us to alter our trading strategy.

Liquidity in the market for wholesale electricity market is dependent on there being a sufficient number of counterparties willing to trade actively. Changes to the market structure, and yet

PART II — RISK FACTORS — (Continued)

further consolidation of the existing generation and supply businesses, could result in a reduction in the number of active participants in the market with whom we are able to trade. This may affect our ability to sell all of our output.

This could also reduce the level of liquidity in the traded market to such an extent that we are no longer able to rely on wholesale market trading as a means of hedging our short-to-medium term exposure to wholesale electricity market prices and balancing our portfolio. We also rely on reported prices from a liquid traded market to deliver reliable reference prices which are used within a number of our indexed price contracts. Thus a lack of liquidity could result in us incurring higher hedging or balancing costs to achieve our trading objectives.

We may suffer financial loss as a result of parties to whom we supply under contracts defaulting due to bankruptcy or other financial hardship.

We are a net seller of electricity and receipts for electricity delivered are normally received about one month in arrears; consequently there is a risk of financial loss arising from the financial difficulties of our counterparties. In addition, movements in market price from the time a particular sale (or purchase) contract was agreed expose us to risks of loss in the event of default. Additional costs of having to replace these contracts at the prevailing market price will be incurred if market prices have fallen in the case of sales contracts (or risen in the case of purchase contracts).

Further changes to the regulatory environment in the UK market and introduction of the British Electricity Transmission and Trading Arrangements (BETTA) may adversely affect our cash reserves.

The introduction of BETTA is expected to result in changes to the terms and conditions that existing parties have in place for connection to or use of the transmission system and for trading electricity. In the main, the arrangements under BETTA will be based on those currently prevailing in England and Wales. As a consequence, the changes are likely to be particularly significant for those connected to/using the transmission system in Scotland. The introduction of BETTA may also require, among other things, an increase in the amount of cash collateral necessary to support our generation, supply and trading operations. Consequently, it is possible that our cash reserves may also be adversely affected.

Proposed arrangements governing the cost of electricity transmission in the UK could reduce our ability to trade profitably in the future.

In May 2001, GEMA proposed a number of possible reforms to the market arrangements governing electricity transmission system access and transmission losses in England and Wales. Transmission losses primarily occur from the electricity that is lost to the network in the form of heat as it is transmitted. If GEMA were to implement its proposals in the form originally proposed, this would result in a significant redistribution of transmission costs between electricity market participants. Under the proposals, some generators would pay for a proportion of transmission losses for which they were not previously responsible. The proposal would be unfavourable to generating plants located in the North of England and Scotland, which make up a significant portion of our generating capacity.

On 17 January 2003, GEMA directed that a modification should be implemented to the BSC, to introduce zonal marginal transmission losses, with effect from April 2004 in England and Wales. On 30 January 2003, the Government issued a consultation paper on whether these changes were appropriate for Great Britain as a whole, and concluded on 27 June 2003 that they were not minded to include zonal losses as part of the initial reforms to the BSC .

The original GEMA direction was subject to judicial review proceedings during 2003/2004 which resulted in the direction being quashed in January 2004. However, there is a risk that a new

PART II — RISK FACTORS — (Continued)

proposal to introduce zonal charging for losses will be made to take effect after BETTA is implemented (currently planned for April 2005). Therefore, there is a risk that, given the geographical distribution of our power stations, we might be significantly adversely affected by such a proposal. In addition, the charging arrangements for access to, and use of, the transmission network under BETTA are not yet finalised and there is a risk that, given the geographical distribution of our power stations, we might be significantly adversely affected by the finally approved arrangements.

There is also a risk that unfavourable changes to the regulatory environment including arrangements under the BSC, CUSC or the Grid Code, could be introduced that increase the costs or otherwise disadvantage our generation or supply activities relative to our competitors.

Our current sales contract for generation from our two Scottish nuclear stations will expire in April 2006 or, if earlier, upon the implementation of BETTA which may adversely affect our profitability and our available cash. A delayed introduction of BETTA (beyond 1 April 2006) may also adversely impact our profitability and our available cash.

We currently sell all the output from our Scottish nuclear power stations to Scottish Power and Scottish and Southern Energy under the terms of the NEA. The NEA will continue in operation until whichever is the earlier of the introduction of BETTA and 1 April 2006. The extension of the NEA beyond its original expiry date of 1 April 2005 will be subject to regulatory approval and there is a risk that such approval may not be forthcoming. Upon the expiry of the NEA or in the event of a delayed introduction of BETTA, we will need to make alternative sales arrangements for this output and/or constrain output. We can give no assurance that alternative sales arrangements will be available at that time on similar financial terms to the current sales contract. This may also require an increase in the amount of cash collateral necessary to support our generation, supply and trading operations. Consequently it is possible that our cash reserves may be adversely affected.

Our trading contracts and certain of our other contracts may be subject to credit support obligations, such as the posting of collateral. Upon the implementation of the Restructuring, we are required to release the collateral provided to support our trading activities pursuant to the Government Facility and provide alternative credit support arrangements to counterparties. Certain counterparties may request credit support which may, if not provided, lead to such counterparties considering their willingness to trade with the Group.

As our credit rating is below investment grade we have needed to establish alternative credit support to a parent company guarantee in respect of our obligations under certain contracts (including our trading contracts) by posting collateral to support our obligations under these agreements.

In the case of a significant proportion of our contracts, the financial obligations to be covered by the credit support are generally related to the prevailing wholesale price of electricity. During a period of rising market prices, the amount of collateral that we are required to post will generally increase. In periods of rising market prices, the increase in the level of collateral that we could be required to post may result in us having to reduce expenditure in other areas, including capital expenditures and could exceed our available cash resources.

The Company is required to ensure that the collateral provided pursuant to the Government Facility be released upon the Restructuring. There can be no assurance that the provision of alternative charge arrangements in satisfaction of our credit support obligations to counterparties will not result in counterparties seeking to obtain other forms of credit support. The Group may be restricted from providing certain forms of alternative credit support by the terms of the New Bonds (which may restrict the nature of third party financing available to the Group).

PART II — RISK FACTORS — (Continued)

If alternative types of credit support are sought but not provided, this may affect the willingness of certain counterparties to continue to trade with the Group. This may limit the number of counterparties with whom we may trade, and may adversely affect our financial results.

While our understanding of potential contaminated land liabilities at our power stations continues to grow, we have yet to fully implement risk management systems at all sites that will allow us to monitor liabilities at those sites and develop more informed assessments of any such liabilities. Consequently, we are currently unable to predict the likely cost of all our contaminated land liabilities.

With the exception of Dungeness B, where an extensive remedial operation in response to historic spillages of diesel to ground has now been completed, we currently have only limited data from physical site investigations to support our assessments of contaminated land liability at our power stations. However, an independent expert review was recently carried out to review the potential for any significant contaminated land at our nuclear power stations. This expert review, completed in January 2002, suggested that there were no obviously significant problems but it did highlight areas of vulnerability to contamination at a number of our sites and the need to establish groundwater monitoring networks and allied procedures at each.

Work is now underway to establish these networks and once complete they should further facilitate both our assessment of any such potential liability and any necessary review of local management procedures.

A ground contamination risk assessment carried out at the Eggborough power station has concluded that the site has significant potential to affect local groundwater quality and is vulnerable to contamination migrating from neighbouring landfill sites. Although no significant contamination problems have been observed at the Eggborough power station to date, we cannot be certain that none will occur in the future and therefore cannot exclude the risk of significant unforeseen clean-up costs.

Certain types of nuclear liabilities arising at our nuclear power stations will not be covered by the scope of the Nuclear Liabilities Funding Agreement (NLFA) or the Historic Liabilities Funding Agreement (HLFA).

These include, those which are adjudged to have arisen as a result of our compliance standards (including our safety and environmental standards) falling below those of the minimum performance standard or minimum contracting standard agreed under the NLFA or HLFA respectively, or by the implementation of operational changes made by us other than to meet current or reasonably anticipated legal or regulatory requirements or to comply with practices and procedures both considered by, and acceptable to, the relevant regulators and will thus remain for our account. While the definition of the minimum performance standard or minimum contracting standard may be known it is not currently certain how such minimum standards would be interpreted or applied. It may also be difficult to be certain whether the implementation of operational changes would be considered to meet reasonably anticipated legal or regulatory requirements or to comply with practices and procedures both considered by, and acceptable to, the relevant regulators. Consequently, the nature or quantum of these liabilities is uncertain.

The potential hazards of nuclear operations (including nuclear operations carried out by other operators in the UK and elsewhere in the world) could expose us to the risk of, amongst others, material liabilities, lost revenues and increased expenses.

Our operations use and generate radioactive and hazardous substances that have the potential to seriously impact human health and the environment. There are particular risks associated with the operation of nuclear power stations. These include accidents, the breakdown or failure of equipment or processes or human performance, including our safety controls, and other

PART II — RISK FACTORS — (Continued)

catastrophic events such as earthquakes, fire and flood that could result in the dispersal of radioactive material over large areas, thereby causing injury or loss of life and extensive property or environmental damage. Certain of these events, including those arising as a result of third party acts, such as acts of terrorism or war, are not within our control. Liabilities we may incur, and interruptions in the operation of a nuclear power station caused by these events or associated with any of the radioactive or hazardous materials involved, could significantly reduce our revenues and increase our expenses. Insurance proceeds may not be adequate to cover all liabilities incurred, lost revenue or increased expenses. Analogous incidents occurring at other nuclear power stations elsewhere in the world may result in similar losses regardless of our having no control or influence over such incidents.

The continued operation of the Eggborough power station is subject to a number of factors which could increase our costs and decrease our revenues. In particular, the introduction of the EU Emissions Trading Scheme (ETS) and Large Combustion Plant Directive (LCPD) are major environmental initiatives which will have an important impact on the Eggborough power station as they seek to reduce carbon dioxide and other emissions.

The Eggborough power station was constructed in the 1960’s and is approaching the end of its originally anticipated operating life. The Eggborough power station has been, and will continue to be, subject to routine and other maintenance and repair. In order to continue its economic operation, and to comply with environmental and other regulations, it has also been, and may in future be, necessary to make modifications to the Eggborough power station. We believe that we are likely to be required to make further repairs and/or modifications to the Eggborough power station as its age increases and, insofar as such requirements are currently understood, such requirements are already in our plans.

We cannot guarantee that we will be able to make any required repairs or modifications to the Eggborough power station either economically or at all (including pursuant to our legal obligations under the documentation entered into in connection with our Restructuring). Similarly, we cannot be certain that any such repairs or modifications will successfully rectify any problems and/or allow the continued operation of the Eggborough power station without interruption or at all. This may result in lost output and could adversely affect our revenues and profitability.

The ETS is due to be implemented in January 2005 and will limit pollution by the Eggborough power station. The LCPD is due to become effective on 1 January 2008 and, in replacing the previous Large Combustion Plant Directive (1988/609/EEC), will further restrict the limits of permitted pollution by the Eggborough power station. The full extent of the possible implications of this legislation are not yet known and therefore we cannot be certain of: (i) the impact on output; (ii) the likely costs associated with any required engineering or structural changes to the Eggborough power station which may be required to ensure compliance; or (iii) how the legislation will affect the electricity generation market and, in particular, the price of electricity in the medium to long term.

Our business is subject to extensive and unique regulations.

As an owner and operator of nuclear power stations and the owner and operator of a coal-fired power station, we are subject to extensive governmental regulations. We are subject to, amongst others, nuclear safety, electricity market and environmental regulations of the UK, the EU and other governmental authorities. Unexpected or adverse changes in these regulatory regimes could adversely impact our business and profitability. Changes in regulations governing, and/or the personnel regulating, nuclear safety in the UK may result in the modification, suspension or revocation of our licences to operate nuclear power stations, or require us to incur substantial additional cost for capital expenditure and/or services and labour.

PART II — RISK FACTORS — (Continued)

A feature of the nuclear licensing regime is that we must conduct PSRs at each of our nuclear power stations which may affect how we operate our nuclear power stations and may result in significant additional costs. We must also obtain the approval of the NII to restart a nuclear power station after a statutory outage. In granting permission to re-start, the NII take comfort from the level of British Energy’s knowledge and understanding of reactor performance. Consequently, wherever outage inspections indicate potential issues outside of the predicted norm, there is a heightened risk that delays to re-start may occur as a result of the regulator’s intervention. The refusal of the NII to approve, or any delay in gaining approval from the NII, to continue or restart the operation of any of our nuclear power stations, would adversely affect future revenues and reduce our ability to trade profitably.

We are revising certain aspects of the safety cases at our AGR power stations in the light of developing regulatory standards. Whilst we are dedicating significant resources to resolving these outstanding safety case points, there can be no assurance that one of these issues may not lead the NII to refuse consent to restart one of our reactors following a statutory or unplanned outage or require it to communicate to us that it would oppose our restarting a reactor on its return from a refuelling outage. If the NII takes such action, this, too, would affect future revenues and reduce our ability to trade profitability.

Our operations are regulated and subject to audit by the Office for Civil Nuclear Security (OCNS). The OCNS published its latest annual report (entitled: The State of Security in the Civil Nuclear Industry and Effectiveness of Security Regulation April 2003-March 2004) in July 2004. This report outlines the changes in the strategy for securing the safety of the UK’s nuclear power stations. We are working with the OCNS, along with other nuclear operating companies, to introduce, where necessary, improvements to our security arrangements which may result in increased security costs.

We have agreed, in some cases informally, with most of our key suppliers to defer payments due to them.

We have reached, in some cases informal, agreements with most of our key suppliers to defer payments due to them from the summer months until later in the financial year. Cash balances are therefore likely to be higher for the remainder of the financial year as a result. The amount of our trade creditors will however continue to reflect the amount owed to these creditors and will accrue late payment interest in accordance with the terms of the underlying agreements with creditors. In cases where this has not been formalised, we can give no assurance that our creditors will not seek to enforce their respective contractual rights to have the amount due to them paid strictly in accordance with the payment terms of their respective agreements with us. Demands for payments to be made in advance of an agreed deferral schedule by a supplier may reduce the cash available to other parts of our business and may affect our investment, trading or operational decisions which may in turn affect our financial condition or profitability adversely. Since we have already sought deferrals from a number of our creditors this may reduce the likelihood of our being able to achieve further deferrals at other times in the financial year when our cash resources may benefit from some flexibility from our suppliers with regard to payment terms.

A failure to comply with, or the incurrence of liabilities under, environmental, health and safety, economic and competition laws and regulations to which we are subject, or a failure to obtain or maintain required environmental, health and safety regulatory approvals, could adversely affect our business or our ability to trade profitably.

We are subject to various environmental and health and safety, economic and competition laws and regulations governing, amongst other things: (i) the generation, storage, handling, release, use, disposal and transportation of hazardous and radioactive materials; (ii) the emission and discharge of hazardous materials into the ground, air or water; (iii) decommissioning and

PART II — RISK FACTORS — (Continued)

decontamination of our facilities and the health and safety of the public and our employees and (iv) the generation, trading and supply of electricity and electricity-related products, including the dealing in energy investments. Regulators in the UK, including the NII, EA, SEPA, GEMA, FSA and OFT administer these laws and regulations. Additionally, the EC administers European laws and regulations.

We are also required to obtain environmental and safety permits from various governmental authorities for our operations. Certain permits require periodic renewal or review of their conditions and we cannot predict whether we will be able to renew such permits or whether material changes in permit conditions will be imposed. Therefore, we may not have been, or may not at all times in the future be, in complete compliance with such laws, regulations and permits. In this regard, following a number of minor incidents in 2003, the Environment Agency have indicated that there will be increased scrutiny by them over us. Violations of these laws, regulations or permits could result in plant shutdowns, fines and/or litigation being commenced against us or other sanctions. Other liabilities under environmental laws, including clean-up of radioactive or hazardous substances, can be costly to discharge. Environmental liabilities or failure to comply with environmental laws could also lead to negative publicity and significant damage to our reputation.

While we cannot predict with any certainty the nature of developments in environmental regulation and control, we anticipate that the direction of future changes will be toward stricter controls. In view of the age and history of many sites we own or operate, we may incur liability in respect of sites that are found to be contaminated, together with increased costs of managing or cleaning up such sites. Site values could be affected and potential liabilities and clean-up costs may make disposal of potentially contaminated sites more difficult. It is possible that any clean-up costs would have an adverse effect on our business or our financial condition or results of operations.

Environmental and health and safety laws are complex, change frequently and have tended to become more stringent over time. Whilst we have budgeted for future capital and operating expenditures to comply with current environmental and health and safety laws, it is possible that any of these laws will change or become more stringent in the future. Therefore, our costs of complying with current and future environmental and health and safety laws, and our liabilities arising from past or future releases of, or exposure to, radioactive or hazardous substances, could adversely affect our business or our operating or financial performance.

Violations of economic or competition laws or regulations could result in the imposition of fines, the revocation of licences to operate within the UK electricity market or the voiding of agreements.

The proximity of certain of our nuclear power stations to Magnox stations could result in potentially harmful materials in the ground migrating across the boundary onto our own sites. UK law currently provides that, unless we can provide adequate evidence to the contrary, any liability associated with such material under our sites would belong to us even though its initial occurrence there is beyond our control. Radiological contamination from neighbouring Magnox plant may render one of our sites radioactive and could prevent its operation.

Each of Hunterston B, Dungeness B, Hinkley Point B and Sizewell B is located close to Magnox nuclear power stations operated by the British Nuclear Group (a division of BNFL) and its subsidiary companies. Groundwater monitoring networks are now in place at Hunterston B, Dungeness B and Sizewell B that should allow the migration of potentially contaminating material from the neighbouring sites to be identified. Although the need has been identified, an equivalent network has yet to be established at Hinkley Point B.

The statutory regime governing contaminated land in the UK provides, broadly, that if the person who is alleged to have caused a contaminated land liability cannot be identified, the land owner/occupier will be held liable for the costs of remedying the problem. Therefore, we cannot

PART II — RISK FACTORS — (Continued)

be certain that the costs of complying with this regime will not adversely affect our business or our operating or financial performance, as it may not always be possible to identify another operator as a responsible party.

We are involved in several disputes that if resolved or determined against our interests could adversely affect our profitability and our available cash.

Bruce Power

On 12 February 2004, the consortium that purchased our 82.4 per cent. interest in Bruce Power served a notice on us alleging a breach of certain warranties and representations relating to tax and to the condition of certain parts of the plant at the Bruce power station.

The tax claim relates to the treatment of expenditures at the Bruce power station during the period of our ownership which is currently under review by the Canadian tax authorities. While we have proposed a treatment that could result in a material tax rebate, the consortium claims that the allowance of the expenditures for that period would cause it to lose future deductions. The Company is confident that the amount of the claim should not, in any event, materially exceed the amount of the rebate, and that the claim should have no material cash flow impact on the Group.

The claim relating to the condition of the plant is based upon alleged erosion of certain parts of the steam generators including support plates through which boiler tubes pass. It is alleged that this erosion resulted in an extended outage at one unit at the plant in order to carry out repair works and loss of revenues and costs of approximately C$64.5m. The consortium also claims that the alleged erosion may reduce the operating life of the unit and/or or result in expenditures for further repairs. We have rejected the foregoing claims and intend to defend them if they are pursued further. In accordance with accounting standards, no provision has been made in the financial statements at 30 June 2004 for either claim.

AmerGen

We are involved in a dispute with Exelon arising in connection with the sale of our 50 per cent. interest in AmerGen to Exelon. Under the terms of the AmerGen sale agreement, we gave certain indemnities and guarantees in connection with the sale of our interest. As a result of an accounting adjustment made by Exelon to the value of nuclear fuel contained in AmerGen’s balance sheet dated 21 December 2003, we may be required to make a payment to Exelon of up to US$13.7m. British Energy disputes any such claim. British Energy served a dispute notice on Exelon on 4 June 2004 to preserve its rights and the parties are endeavouring to resolve the matter amicably. The agreement with Exelon for the sale of AmerGen requires that, prior to instituting any litigation or other dispute resolution procedure, the companies will in good faith seek to resolve any dispute. Furthermore, we are reviewing with Exelon the effect on the working capital adjustment resulting from a change to the estimated tax recoverable for prior periods made after the consummation of the sale, and this may result in an increase in the purchase price adjustment payable to Exelon. The increase in the purchase price adjustment resulting from the change in estimated tax recoverable is currently estimated to be in the range of up to US$6.3m.

If either of the Bruce claims or the AmerGen dispute is resolved against us, it could have an adverse effect on our results of operation and our available cash. Further information on each of these claims is set out in Part X: Additional information, paragraph 16.

Polygon/Brandes

On 3 September 2004, two groups of shareholders, together holding 10.22 per cent. of British Energy’s Ordinary Shares, requisitioned an extraordinary general meeting (the Requisitioned EGM). Those groups of shareholders were Polygon Investment Partners LLP (Polygon), Brandes Investment Partners, LLC (Brandes) and their respective associates. British Energy was, as a result, obliged under the Companies Act 1985 (the Act) to call the Requisitioned EGM. One of

PART II — RISK FACTORS — (Continued)

the resolutions proposed by Polygon and Brandes would have had the effect, if passed, of requiring British Energy to seek shareholder approval prior to applying for the cancellation of its listings in London and New York.

Further to the receipt of the requisition notice from Polygon and Brandes, British Energy announced on 21 September 2004 that it had made an application to the United States District Court, Southern District of New York, for an order against Polygon and its associates relating to its Schedule 13D filing (under the US Securities Exchange Act of 1934) in respect of British Energy, which British Energy considered was filed late and defective because it failed to include material information. Separately, the ad hoc committee of Bondholders (the ad hoc committee) commenced proceedings in the High Court in London against Polygon, Brandes and British Energy making different claims and seeking a variety of relief against the different defendants. For further details, see Part X: Additional information, paragraph 16.9.

British Energy announced on 23 September 2004 that the Requisitioned EGM would be held on 22 October 2004 and that as a result of this attempt to hinder the Restructuring agreed by British Energy in October 2003, it would be applying to the UKLA to cancel the listings of its Ordinary Shares and A Shares. As a consequence, and as announced on 23 September 2004, the NYSE suspended trading in British Energy’s ADR’s prior to the opening of trading on 28 September 2004. At that time, the NYSE also commenced delisting proceedings. At the request of British Energy, the UKLA cancelled the listings of the British Energy Shares from the Official List with effect from 8.00 a.m. on 21 October 2004 and the last day for dealings in British Energy Shares on the main market of the London Stock Exchange was 20 October 2004.

On 24 September 2004, British Energy announced: (i) the unanimous recommendation of the British Energy board to shareholders to vote against the resolutions proposed by Polygon and Brandes at the Requisitioned EGM; (ii) that it intended to seek an extension to the Creditor Restructuring Long Stop Date of 31 January 2005 for the Restructuring; and (iii) that, in accordance with the Creditor Restructuring Agreement, it would execute a business transfer agreement whereby the Company’s assets would, conditional on the Restructuring becoming effective, be transferred to Holdings plc.

On 30 September 2004, Polygon announced that it would withdraw its support for the Requisitioned EGM. Polygon stated that, having considered British Energy’s recent circulars, it believed there was no commercial logic for it to support the resolutions to be considered at the Requisitioned EGM and consequently confirmed that it would vote against the resolutions and not further oppose the Restructuring. The Requisitioned EGM took place on 22 October 2004 and the resolutions that had been proposed were defeated.

In connection with the withdrawal of support by Polygon, British Energy agreed to withdraw its action against Polygon in New York. British Energy, Polygon and others entered into an agreement to this effect on 30 September 2004 (Heads of Agreement), a summary of which is set out in Part X: Additional information, paragraph 17.1 (ww). Brandes is not a party to the Heads of Agreement which does not therefore prevent it from pursuing any further action, or further action being taken against it.

We do not currently own the rights of support for the land under the Eggborough power station.

The Eggborough power station does not enjoy a protected right of support. As a result, there is presently no restriction on coal mining taking place in circumstances whereby the stability of the Eggborough power station could be affected. EPL has tried, without success, to negotiate an acceptable pillar of support agreement with UK Coal Mining Limited (UKC) (the holders of a licence from the Coal Authority to mine coal).

PART II — RISK FACTORS — (Continued)

If UKC were to mine under or in proximity to the Eggborough power station in circumstances affecting its stability, then extensive liabilities would fall on UKC pursuant to the Coal Mining Subsidence Act 1991. Under this Act, the coal operator is required to make payments for the consequences of the mining damage.

We have submitted an application to the Secretary of State pursuant to the Mines (Working Facilities and Support) Act 1966 for restrictions to be imposed on the working of minerals under part of the land affecting the Eggborough power station, and land adjacent to it as may be necessary to secure sufficient support. If the Secretary of State is satisfied that a case has been established, the application will be referred to court. The court can only grant the application if it is considered to be in the national interest that restrictions on mining should be imposed. In order to limit our potential liability to pay compensation, we have only applied for the restriction on mine working to apply to the area covered by a previous notice served earlier in 2004.

There can be no guarantee that our application to the Secretary of State to refer this matter to the court will be successful or that if it is, that the court will find in our favour. We have received legal advice that if the court were to find in our favour, compensation is unlikely to be payable to UKC. If our application is not successful, or the court does not find in our favour, then the stability of the Eggborough power station may be adversely affected if the UKC were to mine under or in proximity to it. If this were to occur, it may not be possible to continue the operation of the Eggborough power station, or substantial repairs could be required, adversely affecting our financial condition.

Our right to title to certain ash and water pipelines which benefit Gale Common and the Eggborough power station is not registered with the Land Registry and is based solely on statutory declarations. In the event that we cannot establish title by long use of these pipelines, we would be unable to continue to benefit from them and the operation of Gale Common and the Eggborough power station would be adversely affected.

Title to the use of much of the ash pipeline at the Eggborough power station, the water pipeline from Gale Common to the River Aire and sections of the Eggborough cooling water pipes is not granted by deed nor referred to on the relevant registers at the Land Registry and is based solely on statutory declarations for a period from 1974 (in relation to the water pipelines) and from 1983 (in relation to the ash pipelines and cooling water pipes). The evidence contained in the statutory declarations will only be an effective step towards establishing title by long use provided that no contrary evidence comes to light which cannot be satisfactorily explained and no arguments are upheld based on lack of relevant knowledge of the existence of the pipelines by landowners. We cannot guarantee that we will be able to establish title by long use and therefore that if the pipelines were disconnected, that the work required to relocate them would not be detrimental to the operation of the Eggborough power station.

In addition, title to the use of the remainder of the ash pipeline is based on the grant of licences, many of which are terminable on notice of various lengths but frequently of six months or less.

The cost of providing pensions benefits to employees is subject to changes in pension fund values, changing demographics and changes to pension legislation, and might have a material adverse effect on our financial results.

We operate two pension schemes that provide defined benefits to eligible members and beneficiaries. The preliminary reports on the actuarial valuations of the two pension schemes as at 31 March 2004 disclose funding deficiencies (on the actuarial bases used for the valuations) in the two schemes at that date of £375,800,000 and £8,800,000, respectively. The investment performance of our pension fund assets may have an adverse effect on our business. The cost of providing pension benefits could increase as a result of changes in pension fund asset values and changing demographics, including longer life expectancy of the schemes’ beneficiaries. As

PART II — RISK FACTORS — (Continued)

we explain in Part I: Description of the British Energy Group and in Part X: Additional information, paragraph 9 headed: Pensions, we are required to pay increased pension contributions in accordance with obligations under the pension schemes and statutory regulations to address funding deficiencies as determined in accordance with the schemes and the regulations. It is possible that such increases in our pension contribution obligations in the future could have an adverse effect on our financial condition.

Additional contributions are required from us from time to time, as advised by the scheme actuary, to fund certain additional liabilities such as the additional costs of redundancy related early retirement benefits. These additional contributions could be significant in the years following closure of a station and no provision is currently made, as it is assumed that any such additional contributions would be funded from operational cash flows.

We have also granted the Secretary of State an option (under the Government Option Agreement, a summary of which is set out in Part X: Additional information, paragraph 17.2 (i)) to acquire our nuclear power stations in order to decommission them or extend their operating lives. The Option Agreement provides for, amongst other things, arrangements in respect of pensions of employees following the exercise of the option. This is a matter that is to be addressed at a date closer to the relevant nuclear power station’s scheduled closure date. It is not possible to say what, if any, effect the arrangements, when agreed, will have on our financial position.

A high proportion of our pension schemes’ investments are held in equities. One consequence of this investment policy, and the methodology and assumptions used for determining our pension schemes’ liabilities under FRS17, is that the difference between the market value of the funds’ assets and their FRS17 liabilities is expected to be volatile, resulting in potentially significant movements in the balance sheet position and the statement of total recognised gains or losses. The values of our pension schemes’ assets and liabilities are likely to be high in relation to our market capitalisation and any FRS17 adjustment could have a material impact on the level of distributable reserves and our ability to pay dividends.

Certain reforms to pensions law are expected to come into force in April 2005 which could give rise to more onerous pension funding obligations for the Group in certain circumstances. In particular, under the proposed new legislation, substantial additional pension contribution obligations could arise: (i) should a member of the Group cease to participate as an employer in the Generation Group or the Combined Group of the Electricity Supply Pension Scheme (as defined in Part X: Additional information, paragraph 9 headed: Pensions); and/or (ii) if the proposed new pensions regulator is of the opinion that such an employer (or a person associated or connected with such an employer) has been a party to an act, or a deliberate failure to act, one of the main purposes of which was to (A) prevent the recovery of a deficiency liability or, (B) otherwise than in good faith, prevent one arising or to reduce its amount. In addition, the proposed new pensions regulator is to be given powers, in certain circumstances, to require employers and certain associated or connected persons to put financial support in place for a pension scheme. If the Members’ Scheme does not become effective, we expect the Disposal will be made and British Energy plc will cease to be an employer before the introduction of these changes. We also expect BEGUK and BEG to remain employers following completion of the merger of their nuclear generation businesses and the hive out of the DSB from BEG in accordance with the compensatory measures imposed by the State Aid Approval. However, it is possible that by reason of a change of circumstances or otherwise the more onerous provisions would apply which would materially affect the Group’s financial condition.

Further information on the pension schemes is set out in Part I: Description of the British Energy Group, Part III: Operating and financial review and prospects, Part IV: Financial information and Part X: Additional information.

PART II — RISK FACTORS — (Continued)

Our inability to attract and retain senior management and employees could adversely affect our business.

The success of our operations depends largely on our ability to retain and attract senior management and employees who are suitably qualified in nuclear sciences, operating nuclear and fossil power plants and also individuals with a proven accounting background and strong commercial skills in trading with our sector. In addition, our internal restructuring and the implementation of PIP may require us to hire additional staff. It should be noted that there is a limited pool of candidates with these credentials and competition amongst employers is intense. Some of the candidates may come from the international market, where total compensation payable to senior executives may be significantly higher than in the domestic market. We may not always be successful in hiring or retaining the best candidate. An inability to attract or retain the relevant people could have a significant impact on our ability to operate and could adversely affect our business.

We have a complex relationship with the Government documented by a number of detailed and structurally intricate agreements. These agreements have yet to come into effect fully and we may find that, once in effect, they inhibit the way we operate our business. If this is the case, our financial results and performance may be adversely affected.

The arrangements we have entered into, details of which are described in the Part VI, paragraph headed: Other material contracts relating to the Restructuring, are complex and intricate, including the way in which we are classified by the Government and have yet to be tested. If the arrangements as currently drafted prove to be onerous in practice this may inhibit our ability to operate our plant effectively and/or to maximise opportunities for revenue generation and/or output enhancement. The complexity of the arrangements and the possibility that they may prove to be cumbersome may also affect the morale of our employees and their willingness or ability to develop innovative solutions.

Furthermore, the Contribution Agreement may inhibit us from pursuing opportunities to enhance the value of our asset base, for example, by undertaking technical evaluations in relation to lifetime extensions or by improving the materiel condition of our plant.

Our business is affected by a number of restrictions which restrict our ability to develop new sources of income.

As a result of the compensatory measures undertaken in relation to the State Aid Approval, we undertook not to increase our existing operational nuclear generating capacity or fossil fuel generation capacity in the EEA and, not to acquire large scale registered hydro-electric generating capacity in the UK, prior to 23 September 2010. Furthermore, the arrangements we have entered into with the Government, details of which are described in the risk factor with the heading beginning: The decision of the Commission, prohibit us from making expenditure in certain circumstances without its consent. In addition, the restrictive covenants under the New Bonds and the Receivables Facility Agreement prohibit us from making, amongst other things, material acquisitions. These restrictions significantly limit our ability to develop new sources of income.

Further information on restrictions affecting the Eggborough power station is set out below in Risk Factor: As part of the Restructuring we will enter into new agreements in relation to the Eggborough power station. These agreements place certain constraints on the funding of the Eggborough power station and grant the Eggborough Banks certain rights.

PART II — RISK FACTORS — (Continued)

Our levels of debt could adversely affect our financial condition or results of operations and prevent us from fulfilling our obligations under the New Bonds.

Our pro forma total consolidated gross debt as of 31 March 2004 (as set out in Part V: Pro forma financial information) would be £700m which is to be repaid by 2022. This level of debt could have important consequences, for example, it could:

•	require us to dedicate a substantial portion of our cash flows from operations to payments on our debt, which will reduce our cash flow available to fund capital expenditures, working capital, research and development and other general corporate purposes;

•	place us at a competitive disadvantage compared to our competitors who may have less debt than we do;

•	limit our flexibility in planning for, or reacting to, changes to our industry;

•	increase our vulnerability, and reduce our flexibility to respond to general and industry-specific adverse economic conditions; and

•	affect our ability to borrow additional funds, increase the cost of any such borrowing and/or limit our ability to raise equity funding.

We require a significant amount of cash to make payments on the New Bonds and to service our debt. Our ability to generate sufficient cash depends on a number of factors, many of which are beyond our control.

Our ability to make payments on, and to refinance, our debt will depend on our future operating performance and ability to generate sufficient cash subject to the collateral requirements under our trading arrangements. We are therefore dependent, to some extent, on general economic, financial, competitive, market, legislative, regulatory and other factors, many of which are beyond our control, as well as the other factors discussed in these Risk Factors.

Historically, we have serviced our debt and met our other cash requirements with cash flows from operations and the refinancing of debt. Although we believe that our expected cash flows from operating activities, together with cash in hand and available borrowings, will be adequate to meet our anticipated liquidity and debt service needs, we cannot be sure that our business will generate sufficient cash flows from operating activities, or that future debt and equity financing will be available to us in an amount sufficient to enable us to pay our debts when due, including the New Bonds, or to fund our other liquidity needs.

If our future cash flows from operations and other capital resources are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to:

•	reduce or delay our business activities, capital expenditures and research and development;

•	sell assets;

•	obtain additional debt or equity capital; or

•	restructure or refinance all or a portion of our debt, including the New Bonds, on or before maturity.

We may not be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all. In addition, the terms governing the New Bonds and the Nuclear Liabilities Agreements will limit our ability to pursue any of these alternatives. If we obtain additional debt financing, the related risks we now face will increase.

PART II — RISK FACTORS — (Continued)

We are subject to restrictive covenants.

The terms governing certain of our financing arrangements, in particular the New Bonds, the Receivables Facility and the Nuclear Liabilities Agreements, contain certain provisions that restrict our ability and the ability of our subsidiaries to do, amongst other things, any of the following:

•	make dividends, distributions, investments, and other restricted payments;

•	enter into asset sales; and

•	incur indebtedness, give guarantees or enter into lease-back transactions.

These limitations will be subject to exceptions and qualifications that may be important. These restrictive covenants could adversely affect our ability to finance our future operations or capital needs or engage in other business activities that may be in our best interests.

In addition to limiting our flexibility in operating our business, a breach of these covenants could cause a default under the terms of other financing agreements we may enter into or have entered into causing all the debt under those agreements to be accelerated. If this were to happen, it would adversely affect our financial condition and our ability to continue operating as a going concern.

Given our circumstances and the Restructuring, certain of our contracts may be capable of being terminated.

Given our circumstances and as a result of the Restructuring itself, certain contracts, including GTMAs, may be capable of being terminated. Although the Group and individual Group companies have faced financial difficulties for some two years, we continue to have trading relationships with a high proportion of our contracted counterparties from 2002 and our circumstances and the Restructuring have been widely known for many months. We would likely vigorously resist attempts by counterparties to terminate contracts on these grounds. However, no assurance can be given that counterparties will not successfully exercise termination or other default rights on these grounds even after completion of the Restructuring, in which case we may be liable for termination payments or payments may be withheld from us or supplies of goods or services to our business may be interrupted, any of which could have an adverse affect on our cash flows or our operations.

The amount of insurance cover we are mandatorily required to maintain in relation to nuclear liabilities by virtue of the NIA will increase significantly, and there is no assurance that cover for nuclear liability for acts of terrorism will be available from the Nuclear Pool in future.

In early 2004 the Government signed an international treaty amending the existing international conventions dealing with third party liability in the field of nuclear energy with the effect that, amongst other things, the liability of nuclear operators for events involving nuclear material or ionising radiation which cause damage or personal injury is likely to be increased to €700m. Furthermore, the definition of nuclear damage is likely to be expanded to include, amongst other things, economic loss. It is likely that the NIA will be amended to increase the level of insurance cover we are required to maintain from the existing £140m to €700m. Whilst the Directors believe the insurance market will have sufficient capacity to offer cover for these increased limits, there is no assurance that such cover will be available when required nor that the cost of the insurance will increase in line with the increases in liability limit on a straight-line basis. Our insurers may also seek exclusions and/or higher levels of retention which may affect the ability to make a claim if required to do so.

Cover for nuclear liability sustained by acts of terrorism has been obtained for the year ending 30 March 2005 from the Nuclear Pool. The limit for this cover and the right of recovery by

PART II — RISK FACTORS — (Continued)

insurers mirrors that under the NIA in respect of nuclear liability. The Nuclear Pool indicated following the terrorist attacks in the World Trade Centre in New York that it would not provide cover for nuclear liability without agreement from the Government that the Government would provide reinsurance cover. This arrangement is subject to annual review and has been forthcoming for the last three years. There is no assurance that the Government will be able to do so in the future.

As part of the Restructuring we will enter into new agreements in relation to the Eggborough power station. These agreements place certain constraints on the funding of the Eggborough power station and grant the Eggborough Banks certain rights.

The Restructuring imposes certain constraints on the funding of the Eggborough power station by the New British Energy Group in the period from the Restructuring Effective Date until 31 March 2010 including: (i) specifying the operating and maintenance costs that may be met; and (ii) imposing an approximately £70m cap (subject to certain de minimis exceptions) on capital investment (the Relevant Cap).

In the event that: (i) an operating and/or maintenance cost is not specified; or (ii) capital investment work over and above the Relevant Cap is required, such costs and/or investment will be treated as Restricted Payments (as defined in Part VII: Terms and conditions of the New Bonds, paragraph 8.2) under the New Bonds (as such costs and investment work would have to be funded by BEPET, which is a Restricted Subsidiary for the purposes of the New Bonds) unless the limitation on Restricted Payments in the New Bonds has been suspended (by reason of the New Bonds attaining an investment grade rating from Moody’s and at least one other rating agency at the relevant time).

Post 31 March 2010, under the New Bonds any funding of EPL by the New British Energy Group is limited to amounts: (i) required for EPL to operate and maintain the Eggborough power station in accordance with the standards of a reasonable and prudent operator and comply with its obligations under the Amended Credit Agreement (and associated documentation); and (ii) to fund capital expenditure, the primary purpose of which is the maintenance (including non-recurring maintenance) and/or repair of a capital nature at the Eggborough power station. Any additional funding in this period will be treated as Restricted Payments under the New Bonds unless the limitation on Restricted Payments in the New Bonds has been suspended (by reason of the New Bonds attaining an investment grade rating from Moody’s and at least one other rating agency at the relevant time).

In addition, under the Contribution Agreement capital expenditure at the Eggborough power station is limited to amounts the primary purpose of which is maintenance or repair or is otherwise required to enable output to continue at a level consistent with historical performance levels (unless our cash exceeds the thresholds set out in the Contribution Agreement). For further detail on the Contribution Agreement see paragraph headed: Contribution Agreement in Part VI: Further information relating to the Restructuring.

Inability to meet operating and/or maintenance costs and/or to fund capital investment at the Eggborough power station as a result of the restrictions described above may result in loss of output and could adversely affect our revenues and profitability.

As part of the Restructuring, the Eggborough Options will be granted to the Eggborough Banks. In addition, the Eggborough Banks will benefit from the Eggborough Security. As a result, the New British Energy Group may cease to own the shares in, or assets of EPL on: (A) where the Eggborough Options are enforced (i) 31 March 2010; or (ii) at any time prior to 31 August 2009, on or after the occurrence of an event of default that is continuing under the Amended Credit Agreement and (B) where the Eggborough Security is enforced, on or at any time after the occurrence of an event of default that is continuing under the Amended Credit Agreement.

PART II — RISK FACTORS — (Continued)

(B)	RISKS RELATED TO OWNERSHIP OF NEW SHARES, NEW BONDS AND WARRANTS

There is no prior market for the New Bonds, New Shares or Warrants.

The New Bonds, the New Shares and Warrants will be new securities for which there is no established trading market. Application has been made to the UK Listing Authority for admission of the New Bonds, the New Shares and Warrants to the Official List and to the London Stock Exchange for the New Bonds, the New Shares and the New Warrants to be admitted to the London Stock Exchange’s market for listed securities. However, an active market for these securities may not develop. The trading price for the securities depends on many factors, including prevailing interest rates, general economic conditions, our performance and financial results, and the markets for similar securities. As such, the trading price for the securities may be subject to disruptions and to substantial volatility in their prices. Any disruptions may have an adverse effect on the holders of the securities.

The New Bonds, New Shares and Warrants are subject to restrictions on transfer.

Although it is our present intention that the securities will be listed on the Official List and traded on the London Stock Exchange, the securities are subject to certain restrictions on transfer in the United States. The securities have not been and will not be registered under the Securities Act. New Shares issued pursuant to the Creditors’ Scheme and New Shares and Warrants issued pursuant to the Members’ Scheme will be issued pursuant to an exemption from the registration requirements of the Securities Act pursuant to Section 3(a)(10) of the Securities Act. The New Shares to be issued upon exercise of the Warrants will constitute “restricted securities” in the US and will not be issued in the US unless an exemption from the registration requirements under the Securities Act is available. Furthermore, to the extent that a person receiving New Shares is deemed to be an affiliate (within the meaning of Rule 144 under the Securities Act) of the Company or British Energy, the New Shares they hold will be “restricted securities” and may be transferred in the United States only in accordance with the provisions of Rule 144, Rule 145 and Section 4(2) of the Securities Act or outside the United States pursuant to Regulation S under the Securities Act or another applicable exemption from the registration requirements of the Securities Act. The New Bonds will also be “restricted securities” and may be transferred in the United States only in accordance with the provisions of Rule 144, Rule 144A and Section 4(2) or outside the United States pursuant to Regulation S under the Securities Act or another applicable exemption from the registration requirements of the Securities Act and in accordance with the transfer restrictions of the New Bonds. If the Disposal is approved, Warrants will not be issued in the US unless an exemption from the registration requirements under the Securities Act is available. To the extent an exemption is available, the Warrants will constitute “restricted securities” and may only be transferred in the US in accordance with the provisions of Rule 144 and Rule 144A or outside the US pursuant to Regulation S. It is the obligation of holders of the securities to ensure that sales of securities within the United States or other countries comply with applicable securities laws. The foregoing transfer restrictions could impact on the selling price of the securities and the ability of the holders of the securities to sell the securities received in the Restructuring.

The decision of the Commission that, as far as the Restructuring involves the grant of State Aid by the Government, such aid is compatible with the Common Market and the objectives of the Euratom Treaty (the State Aid Approval) may be appealed against by interested third parties to the EC Court. If such an appeal is successful, it may result in the annulment of the whole or part of the State Aid Approval or the possible imposition of further conditions on the Group. Interested third parties may also seek an order from the EC Court for an order that the arrangements whereby the Government provides aid to the Group be suspended, provided that they can establish they have an interest in the case and that the suspension is urgent. Interested third parties may also complain to the Commission or bring actions in the courts in England or Scotland that the Group or the Government are not complying with one or more of the conditions to the State Aid Approval. Any of these events could adversely affect our business or profitability.

PART II — RISK FACTORS — (Continued)

The State Aid Approval may be appealed to the Court of First Instance of the European Communities (the CFI) by any interested third party provided that it can show that it is directly and individually concerned by the State Aid Approval. A party will be directly and individually concerned by the State Aid Approval, where it can show, for example, that its competitive position in the market was or may be adversely affected by it. An interested third party whose competitive position is not adversely affected by the State Aid Approval may also be able to show in other ways it is directly and individually concerned by the State Aid Approval. The government of another Member State may also appeal against the State Aid Approval to the CFI. In each case the application for the appeal must be filed within two months and ten days from either: (i) the date when the interested third party or the government of the Member State receives a full copy of the non-confidential version of the State Aid Approval from the Commission; or (ii) from the date of the publication of the non-confidential version of the State Aid Approval in the Official Journal of the European Union, where the interested third party has not already received a copy of State Aid Approval directly from the Commission. An appeal to the CFI may result in the State Aid Approval being annulled in whole or in part on grounds of procedural or substantive issues. Any such appeal will be defended by the Commission. The Government and we may intervene to support the Commission in defending the State Aid Approval. The arguments raised by us and /or the Government must support the Commission’s conclusions. The process that led to the State Aid Approval was conducted almost exclusively between the Government and the Commission; we were not directly involved in it except to a limited extent. Nevertheless, we believe that the State Aid Approval should not be annulled in whole or part on appeal, but we cannot give an assurance that that is the case.

The applicant may also request the CFI to suspend in whole or in part the State Aid Approval or apply for other interim measures pending the outcome of the appeal. The CFI may make such orders with or without conditions attached, where the applicant can show that: (i) it has an interest in the State Aid Approval and, when the point is raised, that its application for the annulment of the State Aid Approval is not manifestly inadmissible; (ii) there is urgency to suspend the State Aid Approval so as to prevent the applicant suffering serious and irreparable damage (the applicant needing to show that the damage is foreseeable with a sufficient degree of probability and cannot ultimately be financially compensated); (iii) it has a prima facie case for the annulment of the State Aid Approval; and (iv) the balancing of the interests of the different parties calls for the State Aid Approval to be suspended or other measures to be imposed. In light of the above, we do not believe that any interested third party would succeed in suspending, or obtaining any other interim measures against the State Aid Approval.

A decision of the CFI can be appealed to the European Court of Justice (ECJ), but only on points of law. In the event of an appeal against the State Aid Approval in the CFI or the ECJ being successful and the State Aid Approval being annulled in whole or in part, the Commission would have to issue a new decision taking into account the judgment(s). The effect of a successful appeal, the details of any subsequent decision and the impact that it might have on our business’s profitability or financial position is impossible to predict.

An interested third party may also complain at any time to the Commission that either the Government or we are in breach of any of the conditions imposed by the State Aid Approval. There can be no assurance that the Commission may not, as a result of any investigation it makes into the complaint, order the recovery of any aid which has been unlawfully given as a result of a breach and/or modify the conditions of the State Aid Approval or impose additional ones.

An interested third party which can show sufficient interest (under English law) or both title and interest to sue (under Scottish law) can also bring an action in a court in the appropriate jurisdiction alleging that either the Government or we are in breach of any of the conditions imposed by the State Aid Approval. The court could decide to consult with the Commission or to refer questions to the ECJ in so far as it considers them to be necessary to interpret or apply the provisions of the State Aid Approval that may be in dispute. There can be no assurance that the court would not order that the arrangements whereby the Government provides aid to the

PART II — RISK FACTORS — (Continued)

Group be suspended pending compliance with the State Aid Approval and the court could order any aid given in breach of the State Aid Approval to be recovered from the Group by the Government. However, we consider this to be unlikely in view of the fact that the court would have to consider the balance of convenience to the parties in the case as a whole and must have regard to the wider public interest which in this case would, in our view, be in favour of us.

Any such appeals or procedures may have an adverse effect on the Group, our shareholders, and holders of other kinds of securities issued by the Group.

The State Aid Approval may restrict the amounts the Government may be permitted to pay to us in respect of our liabilities under the Historic Spent Fuel Contracts and assumed by it under the HLFA. This may, in the longer term, adversely affect our financial position.

The State Aid Approval provides that the Government is permitted to fund the payment of: (a) liabilities related to the cost of management of spent fuel loaded into our AGRs prior to the Effective Date (historic spent fuel), up to £2,185 million (which is calculated in real terms as at March 2003 in December 2002 (money) values); (b) the costs of certain other liabilities set out in the Historic Liabilities Funding Agreement (the HLFA) which are not however taken into account to calculate the £2,185 million cap; and (c) any shortfall of the NLF as regards the payment of liabilities related to our nuclear assets decommissioning and un-contracted liabilities. The State Aid Approval states that as soon as expenditure corresponding to: (i) the nuclear decommissioning and un-contracted liabilities referred to above; and (ii) the costs of the certain other liabilities set out in the HLFA referred to under (b) above, exceed £1,629 million (in December 2002 (money) values), the Government shall submit enhanced additional reports (on an annual basis) to the Commission demonstrating that the Government payments are restricted to meeting these liabilities, and that proper steps have been taken to limit expenditure to the minimum necessary to meet those liabilities. (The £1,629 million reporting threshold requirement is more fully discussed in Part X: Additional information, paragraph 17.1(o)).

Article 4 of the State Aid Approval provides that for the purposes of computing the £2,185 million cap and the £1,629 million threshold in December 2002 values, the Government shall use the reference and discount rate published by the Commission for the UK updating this rate every five years.

The historic spent fuel contracts between BNFL and BE provide for contractual payments to be subject to adjustment based on UK RPI. The Government therefore proposed to the Commission that UK RPI, together with a fixed discount rate, be applied in calculating whether payments under the HLFA reach the £2,185 million cap in (December 2002 money values). The Commission’s position, reflected in its decision, is that the reference and discount rate it sets for the UK from time to time should be used in calculating whether the cap is reached. There is a risk that applying the Commission’s reference rate to payments made under the HLFA may result in a greater figure than the method proposed to the Commission by the Government. If this were to occur, the Government’s obligation to pay amounts under the HLFA would be limited by the cap unless and until the State Aid Approval were modified.

If the Restructuring is not implemented by 31 March 2005, the schedules of payments in the contracts relating to historic spent fuel are not specified in the absence of further agreement between the relevant contracting parties. Prior to that date the parties are required to use their reasonable endeavours to renegotiate these schedules, and any new schedule would require agreement between us, BNFL and (pursuant to the HLFA) the Secretary of State. This may affect whether the cap would, in practice, be reached.

PART II — RISK FACTORS — (Continued)

The State Aid Approval imposes on the Government a requirement that by 1 April 2005 we undertake to extract our electricity supply business from BEG and incorporate it as a separate subsidiary company, and that we consolidate our nuclear generation business in a single company. We might be unable to obtain all the relevant regulatory and other consents required, to consolidate our nuclear generation activities by 1 April 2005.

The State Aid Approval imposes on the Government a requirement that, by not later than 1 April 2005, we undertake to: (a) extract our electricity supply business from BEG and incorporate it as a separate subsidiary company; and (b) consolidate its existing nuclear generation activities in a single company. There is no explicit guidance as to how this consolidation will be effected. The purpose of this measure is to assist the ring-fencing of British Energy nuclear generation activities to avoid the State Aid by the Government leaking to other parts of the Group.

Such consolidation requires British Energy to obtain various consents from regulatory and other bodies. In addition, we have agreed with the Government under the Deed of Undertaking (a summary of which is set out in Part X: Additional information, paragraph 17.1(o)) that, if the relevant consents are not obtained in time, to put in place alternative arrangements which would have the same effect, whilst we continue to use our reasonable endeavours to obtain the relevant consents.

With regard to the consolidation of our nuclear generation activities, it is now unlikely that we will be able to obtain all the necessary consents by 1 April 2005 and we will need to implement the alternative arrangements we have agreed with the Government. The Government has informed the Commission of the potential delays and of the alternative arrangements referred to above and we do not foresee that an inability to perfect the consolidation of our nuclear generation activities represents a material risk to the business.

In the event of our insolvency the holders of our New Shares and Warrants are unlikely to receive any return and the New Bondholders will rank behind certain other creditors of the Group. In the event of an insolvency where there is a deficit to creditors our equity securities will be worthless.

In the event of an insolvency our New Bonds rank behind: (i) the Decommissioning Default Payment due to the NLF under the Contribution Agreement (a summary of which is contained in Part X: Additional information, paragraph 17.2 (e)); (ii) the monies owed to the bank which has provided our Receivables Facility (if any are outstanding at that time); and (iii) certain excluded nuclear liabilities which are not covered by the NLFA and which will likely be paid in priority to other creditors, details of which are set out below in Part VI, paragraph headed: Nuclear liabilities funding agreement. Furthermore, the Eggborough Banks retain security over, amongst other things, the shares in, and assets, of EPL and in the event of an insolvency of the Group these assets would not be available to New Bondholders. Accordingly, the return to New Bondholders in the event of insolvency may be less than the par value of the New Bonds together with accrued interest thereon. If such circumstances were to arise, there would be no return to Shareholders and the Warrants would be worthless.

New accounting rules are currently in the process of being introduced and will affect the reporting of New British Energy’s results for the year commencing 1 April 2005. At this time, the rules have yet to be finally determined and we can give no assurance that these new rules will not adversely affect the way our results are reported in our financial statements.

International Financial Reporting Standards (IFRS) will become applicable for all companies from the first year end following 1 January 2005. The introduction of IFRS represents the most significant change in accounting standards for a considerable period of time. The standards themselves are still being finalised and it is not yet possible to determine what impact IFRS will

PART II — RISK FACTORS — (Continued)

have on the way our results appear in our financial statements. Whilst this will not affect our underlying operations or our ability to generate cash, it may have a significant impact on our reported profitability which may impact on the level of distributable reserves available to the group. This in turn could adversely affect our ability to pay dividends to our shareholders at a time when we would be otherwise free from the constraints imposed by our arrangements with Government and under the New Bonds to do so.

PART III — OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This Part sets out an operating and financial review of the prospects of the Group. It should be read in conjunction with all other information relating to New British Energy and Holdings plc contained in this document. You should not rely on the information in this Part of the document only. Our cash and sales figures have been extracted from our underlying accounting and sales records used in the preparation of Part IV: Financial information and the information relating to PIP has been extracted from our own internal records regarding how we allocate our expenditure.

SECTION 1: CURRENT TRADING AND PROSPECTS

Trading at the time of the announcement of the Restructuring

At the time of the announcement of the outline terms of our Restructuring on 28 November 2002, we indicated that: if the formal agreements that needed to be reached with the Bondholders, RBS, the Significant Creditors and the Eggborough Banks could not be reached; or the required approvals from, amongst others, the Commission were not forthcoming in the timescale we had envisaged; or the assumptions underlying the outlined proposal were not fulfilled, we may have been unable to meet our financial obligations as they fell due and may have been required to take appropriate insolvency proceedings. Furthermore, we considered at that time that in the event of insolvency, distributions, if any, to unsecured creditors would represent only a small fraction of their unsecured claims and that it would be unlikely that there would be any return to shareholders.

The wholesale market price for electricity had been around £17.0 per MWh for delivery in 2003/2004 whilst average unit operating costs (including those in relation to the Eggborough power station) for the six months ended 30 September 2002 were approximately £19.9 per MWh. In short, as a result of our high fixed cost base (particularly the costs associated with our fuel), on a per MWh basis, our costs of producing electricity were exceeding our achieved selling price. We entered into the agreements with Creditors, BNFL and the Secretary of State in October 2003 in order to avoid administration in circumstances where no other viable option was available to the Group. The agreements provide the best that we could negotiate for shareholders at the time. We believe the only alternative would have been for us to take appropriate insolvency proceedings under which any distribution to shareholders would have been highly unlikely.

At the time of the announcement of the formal terms of the Restructuring on 1 October 2003, we had contracted to sell our electricity for the remainder of that financial year at what we estimated at that time would be an average price of £17.1 per MWh. At that time, we had entered into fixed price contracts for summer 2004 and winter 2004/2005 in relation to approximately 50 per cent. of our output for 2004/2005 at an average price of £18.3 per MWh and altogether had contracts to sell approximately 90 per cent. of our output for that period. Taken together with the partial hedge provided by the New BNFL Contracts (assuming the market price could fall below £21.0 per MWh), this meant we would only be 8 per cent. exposed to fluctuations in the wholesale electricity price. The prevailing market price at the time had been £21.6 per MWh for 2004/2005.

The wholesale market price for electricity has increased significantly compared to the price at the time that the Restructuring was announced. This increase in the wholesale price for electricity, together with key elements of the Restructuring, details of which are set out in summary in the bullet points on the second half of page 9 and on page 10 (and which are dealt with more fully in Part VI: Further information relating to the Restructuring) mean that the outlook for the Group has improved since the announcement made on 28 November 2002, although this has been offset by declines in output.

Current, financial and trading prospects

Nuclear output was 15.0 TWh (a 72 per cent. load factor) for the three month period ended 30 June 2004, 28.7 TWh (a 68 per cent. load factor) for the six month period ended

PART III — OPERATING AND FINANCIAL REVIEW AND PROSPECTS — (Continued)

30 September 2004 and 33.1 TWh (a 67 per cent. load factor) for the seven month period ended 31 October 2004. The UK nuclear output for the equivalent periods in 2003 was 17.0 TWh (a 82 per cent. load factor), 33.3 TWh (a 79 per cent. load factor) and 37.9 TWh (a 77 per cent. load factor). The reduction on the previous year, and in the second quarter of this year compared to the first quarter, has been primarily due to unplanned outages.

During the three-month period ended 30 June 2004 and six-month period ended 30 September 2004, investment expenditure on plant projects, major repairs and strategic spares across the whole Group, including incremental costs associated with PIP, totalled £32m and £64m respectively of which we estimate that £17m and £32m respectively may have been capitalised, with the main projects in the period including replacement of cast iron pipework, fuel route improvements and the implementation of the work management programme. As a result of the FRS11 impairment review in the financial year ended 31 March 2003, all expenditure of a capital nature has been expensed and will continue to be expensed until such time as it is possible to demonstrate that it results in an enhancement to the carrying value of fixed assets.

As previously indicated, the Company had already contracted to sell much of its planned nuclear output for the current year during the previous financial year and has had to buy back power. Therefore it has not seen the full benefit of the recent rises in electricity prices. These factors, as well as increased pension costs and an increased depreciation charge related to the impairment reversal made in March 2004 have had a significant adverse impact on our profitability and cash flow. In view of the recent unplanned outages and the delayed return to service of Hartlepool and Heysham 1, the Directors consider that the outlook for the Company’s financial and trading prospects for the remainder of the financial year will be challenging.

The principal factors affecting the financial and trading prospects of the Group for the current financial year are: output, nuclear unit cash costs, sales, PIP and cash and liquidity:

Nuclear output

Following the unplanned outage at Heysham 1, as a result of cast iron pipework failure, we reviewed the implications for further cast iron pipework replacement at our other nuclear power stations and, accordingly, on 19 March 2004 we announced that our indicative target for nuclear output for 2004/2005 was reduced from 67.0 TWh to 64.5 TWh. We have suffered a number of unplanned outages since that date and following the evaluation of structural inspections carried out during a statutory outage at our Hartlepool power station, we decided that further work was required to demonstrate the integrity of certain boilers. This work entailed intrusive visual inspections of a number of boiler closure units. This also involved certain inspections being undertaken at Heysham 1. In addition, we are making modifications to our safety cases for Hartlepool and Heysham 1 to address flooding and fire threats and also to address graphite core brick cracking. On 30 July 2004, we announced that we had revised our target nuclear output for 2004/2005 to around 61.5 TWh. However, following discussions with the NII concerning our programme of works at Hartlepool and Heysham 1, we currently expect that Hartlepool and Heysham 1 will not return to service until later this calendar year and consequently we expect nuclear output of 59.5 TWh in the financial year ending 31 March 2005 (as we announced on 18 November 2004). Based on the Company’s business plans, we further expect the average annual nuclear output over the next 3 financial years (including this financial year) to be approximately 61.8 TWh.

Subject always to our continuing obligations as a listed company, we propose to publish information regarding our output on a quarterly basis at the same time as we publish the results for that quarter (rather than on a monthly basis) and we do not propose to make further forward-looking statements regarding our proposed annual output during a financial year.

PART III — OPERATING AND FINANCIAL REVIEW AND PROSPECTS — (Continued)

Nuclear unit cash costs

Average unit costs for our nuclear power stations include maintenance, expenditure on nuclear plant and equipment and corporate overheads but exclude the impact of the NLF Cash Sweep Payment and working capital movements. In determining projected average nuclear unit cash costs, we make a number of assumptions relating to, amongst other things, output, fuel, operating costs (including staff and pension contributions), operational maintenance expenditure and capital expenditure, electricity prices and inflation. The resulting projections may change over time as a result of changes to one or more of these variables. Payments due to BNFL for fuel and ancillary services under the revised arrangements vary with electricity prices (as determined by the electricity reference price in the new arrangements) and movements in electricity prices may result in changes to our average nuclear unit cash costs. An illustration of this is provided below.

In October 2003, we announced our projected three year average nuclear unit cash costs per MWh for our nuclear power stations. These were costs based on an assumed level of output of 67.0 TWh per annum, levels of capital expenditure in the range of £85m to £90m and electricity prices ranging from £14.0 per MWh to £22.0 per MWh.

In June 2004, we announced an increase in our estimate for average nuclear unit cash costs to take account of increased investment in plant projects, major repairs and strategic spares across the whole Group (which includes incremental PIP expenditure). Based on the financial resources we expect to have available to us, for the financial year ending 31 March 2005, this investment will be in the range of £140m to £170m including incremental PIP expenditure of approximately £20m. If our financial resources are otherwise required due to unforeseen outages or changes to electricity prices and collateral requirements, we may be required to adjust our investment plans accordingly. In addition electricity prices have risen substantially since October 2003 and as a result we are now making additional payments to BNFL as provided for under the new arrangements for back-end fuel services. This will continue for so long as electricity prices remain above £16.0 per MWh (in 2002/2003 monetary values and indexed to RPI). Taking both factors into account, average nuclear unit cash costs were estimated in June 2004 to be £18.1 per MWh at then current electricity prices and assuming average annual output of 67.0 TWh.

The Directors have conducted a review of the projections for the three year period ending 31 March 2007 and annual average nuclear output for the period is now expected to be on average around 61.8 TWh per annum. On this basis, our average nuclear unit cash costs are projected to be £19.1 per MWh at current price levels. The Directors expect that these average unit costs will remain unchanged whilst wholesale baseload electricity prices remain at or above £22.7 per MWh at 2003/2004 price levels (or £21.0 per MWh, at 2002/2003 price levels, indexed to RPI), and assuming we achieve our average annual nuclear output figure. However, should wholesale baseload electricity prices fall below this figure, our fuel costs will decrease in accordance with the provisions of our revised arrangements with BNFL.

Since the October 2003 announcement, nuclear unit cash costs have increased due to the higher level of projected investment and the costs of PIP, the increase in electricity prices and the reduction in projected output and inflation. The original nuclear unit cash cost of £14.5 per MWh was quoted at a reference electricity price of £16.0 per MWh (at 2002/2003 price levels) and an annual output level of 67.0 TWh. Rebased to current electricity prices, the nuclear unit cash costs would have been £16.4 per MWh compared with the current projection of £19.1 per MWh. Of this £2.7 increase, £1.1 is due to PIP, £0.2 is due to other cost increases, £0.4 is due to inflation and £1.0 is due to the output reduction.

PART III — OPERATING AND FINANCIAL REVIEW AND PROSPECTS — (Continued)

The table below shows how average nuclear unit cash costs vary as a result of the revised BNFL arrangements at different electricity reference prices assuming an average nuclear output for the three years starting 1 April 2004 of 61.8 TWh:

Average electricity reference price under the new BNFL arrangements £ per MWh*	Average nuclear unit cash costs £ per MWh*
16.2 and below	16.6
17.3	17.1
18.4	17.7
19.4	18.2
20.5	18.7
21.6	18.9
22.7 and above	19.1

*	at current price levels

Source: British Energy

Sales

As of 22 November 2004, contracts were in place covering virtually all of the planned output for the financial year ending 31 March 2005, of which nearly all are at fixed prices. The average price for these fixed price contracts is £21.0 per MWh. For 2005/2006, contracts are in place for approximately two-thirds of planned generation, with approximately half of these being at fixed prices at an average price of approximately £25 per MWh. The market price for forward baseload contracts has continued to rise and the wholesale price for annual contracts with delivery in 2005/2006 has risen from around £24.5 per MWh at the end of March 2004 to over £30.0 per MWh by 22 November 2004, an increase of some 20 per cent. Whilst there is no guarantee that these prices will continue to prevail they are comfortably above our estimates of average nuclear unit cash costs.

PIP

Following an initial mobilisation phase which ended in July 2004 and which included an asset condition survey to develop a detailed plan of action, the next phases of PIP implementation will focus on staff organisation, prioritisation of work activities, human performance initiatives and investing in people, processes and the materiel condition of our plant (as described in more detail below in the paragraph headed: Business strategy). The final phases are targeted to complete, subject to necessary working capital headroom being available, by 31 March 2007. Certain aspects of remedial capital investment will, however, likely run beyond that into the financial year ending 31 March 2008.

By putting in place and implementing PIP which in essence, involves investing in our people, processes and plant, we are aiming to increase the reliability of our nuclear generating assets. PIP should also lead to a reduction in our maintenance backlog. We believe that as a result of PIP, if properly implemented, we will be better placed to play a role in any future review by the Government of UK energy policy.

However, because of PIP’s wide ranging nature and the time and costs involved in implementing it, we do not expect to see the benefits of the hoped for improvement in operational reliability in the current or next financial year. The degree of improvement in operational reliability and the quantification of its impact on our financial results will depend on how the implementation of PIP progresses in the next 12 months but the Directors believe, on the basis of other improvement programmes implemented elsewhere in the world, that enhancements in output reliability should be capable of being achieved.

AGR power stations are unique to the UK and were built in the 1970s and 1980s by different design consortia to different design specifications. Accordingly, there can be no assurance that

PART III — OPERATING AND FINANCIAL REVIEW AND PROSPECTS — (Continued)

the improvement in reliability achieved in other nuclear power station improvement programmes, upon which PIP is based and which have been undertaken on newer fleets of nuclear power stations based on non-AGR technology, will be capable of being achieved in respect of our AGR power stations.

Based on our current expectations of future electricity prices and output, and therefore our financial resources, we believe that annual investment in plant projects, major repairs and strategic spares across the whole New British Energy Group, which includes incremental PIP annual expenditure of £70m to £120m, will be in the range of £200m to £250m in each of the two years ending 31 March 2006 and 2007. This compares with the range of capital expenditure of £85m to £90m announced in October 2003 which did not include expenditure on PIP, major repairs or strategic spares. If our financial resources are otherwise required due to unforeseen outages or changes to electricity prices and collateral requirements, we may be required to adjust our investment plans accordingly.

We are also implementing changes to our trading operations which are designed to improve and extend existing skills and asset utilisation in our trading function. These changes will be largely implemented by April 2005 and further details are summarised below in the paragraph headed: Role of trading.

Cash and liquidity

On 30 June 2004 net debt was £382m with gross debt standing at £883m. We had cash and liquid resources of £501m of which £321m was deposited as collateral in support of our trading activities. At 31 October 2004 the amounts were £450m and £332m respectively. We also entered into a Receivables Facility Agreement on 25 August 2004 to provide additional liquidity. We have agreed to defer amounts due to certain suppliers in order to better match the profile of monthly expenditure with the receipt of income from the sale of electricity.

In an attempt to align our nuclear fuel costs with receipts from sales of electricity in a year more closely, we have deferred an agreed sum of £20m in this financial year under certain of our contractual arrangements with BNFL which we intend to pay in respect of July invoiced payments, on 1 February 2005 and in respect of August and September invoiced payments, on 1 March 2005.

In addition, we have agreed a further side letter with BNFL dated 10 November 2004 under which it has been agreed that certain other payments under our existing fuel arrangements may be deferred. These payments were due in August, September and October 2004 and aggregate approximately £35m. We have agreed to pay approximately £10m of this amount on or before 31 December 2004, and the balance in two tranches in amounts to be agreed on or before 31 January 2005 and 28 February 2005, respectively. The contractual late payment interest at the rate of LIBOR plus 2 per cent. has started to accrue in relation to the amounts outstanding. BNFL has agreed that these late payments will not constitute non-compliance with our payment obligations for the purpose of our June 2004 deferral arrangements described above, provided the additional deferred amounts are paid in accordance with the proposal set out above.

Business strategy

Our business strategy is constrained by, amongst other things, the terms of the Contribution Agreement, a summary of which is set in Part X: Additional information, paragraph 17.2 (e), the New Bonds, the Receivables Facility Agreement and the compensatory measures we have agreed to in connection with the State Aid Approval. Therefore, we expect to execute the following strategy:

•	Improving reliability Our principal business objective is to improve operational reliability through: investment in plant projects, major repairs and strategic spares; improving the way our plant is maintained and operated; and reducing human errors that have led to unplanned outages. In short, we aim to produce more electricity more reliably from our nuclear power stations and this will be the most significant element of our strategy by a considerable margin;

PART III — OPERATING AND FINANCIAL REVIEW AND PROSPECTS — (Continued)

•	Seek life extensions Progress on improving the materiel condition of our nuclear power stations may allow us to demonstrate safety cases that support the extension of their operating lives; and

•	Input into wider UK energy debate In the longer term, we will seek to apply our skills, expertise and assets in playing a part in the evolution of the power market and in any future debate commenced by the Government regarding the UK’s energy strategy.

Overall we are aiming to raise our standing in the worldwide nuclear community by demonstrating increasing capability to WANO and INPO as a basis of establishing our credentials as an operator and manager of choice.

As our nuclear power stations close, our ability to invest in new business development opportunities may be further restricted due to a lack of sufficient cash resources and this issue may be exacerbated should some of our nuclear power stations be required to close earlier than the estimated closure date used in our financial statements.

Trading

We have agreed a set of principles with the Secretary of State and the NLF (the Principles) although our detailed trading policies within this framework are a matter to be decided upon by the Board. Further details of the Principles are set out in the summary of the Contribution Agreement in Part X: Additional information, paragraph 17.2 (e).

The Principles

The overriding objective of the Principles is to ensure our ongoing viability. The key principles are set out below.

•	Our trading activities will be limited to those appropriate or necessary to protect and enhance the value of our core assets;

•	We will not undertake material new trading activities or engage in new markets which will incur significant additional risk of a shortfall of financial resources or of which the medium term risk-return profile of the activity or new markets supports value creation;

•	We will have rigorous trading governance arrangements in place at all times, run by appropriately qualified and experienced staff;

•	An independent expert will conduct an annual review of our governance, control and risk management systems; and

•	We will seek to carry out our trading activities with the objective of ensuring that we have adequate working capital headroom.

Once a trading policy in accordance with the Principles has been adopted, we are under an obligation to endeavour to comply with such policy under the terms of the Contribution Agreement. The Board may however review and adopt other trading policies from time to time provided they are in accordance with the Principles.

Role of trading

Our approach to trading which we consider is in accordance with the Principles, seeks to use diverse routes to market to sell our output. These include bespoke contracts for supply over periods of varying durations, some of which are for the supply of electricity in excess of a year, over-the-counter transactions in the wholesale traded market, electronic power exchange trading, direct supply to industrial and commercial customers, and sales of balancing and ancillary services to the National Grid. We also sell forward in order to manage the risks of short to medium term price volatility in wholesale electricity market prices and because there is insufficient liquidity in the short term markets alone for us to be sure that we would be able to sell our generation at an acceptable price.

PART III — OPERATING AND FINANCIAL REVIEW AND PROSPECTS — (Continued)

Our trading strategy utilises these different routes to market with a view to reducing overall exposure to volatility in short and medium term wholesale electricity market prices whilst seeking to reduce the amount of credit support required. We aim to build a portfolio of wholesale trades and direct supply contracts (generally at fixed prices) to approximately match our planned generation output and to further mitigate the exposure to the wholesale market and, in particular, the risk of wholesale electricity market prices falling. This approach does however reduce, in the medium term, the benefit we receive from wholesale electricity market prices rising. As of the end of October 2004, we had in place contracts for volume equivalent to virtually all of our planned generation in 2004/2005, of which nearly all are at fixed prices. For 2005/2006, contracts are in place for approximately two-thirds of planned generation, with approximately half of these being at fixed prices at an average price of approximately £25 per MWh. This includes an element of the Centrica contract and DSB and structured trades fixed during the period the year ended 31 March 2004 or before. The average price under fixed price contracts for 2004/2005 was £21.1 per MWh as of the end of October 2004. This is substantially higher than the average realised price of £16.9 per MWh for the year ended 31 March 2004 but is lower than the prevailing wholesale electricity price for delivery in 2005/2006 which was in excess of £34.0 per MWh by the end of October 2004.

We propose to enhance the use of financial products (such as options) to better hedge against the impact of increased levels of collateral being required by counterparties to our energy sales contracts, as a result of sudden increases in price and/or decreases in output due to unplanned outages at our nuclear power stations.

In addition to our hedging activities we may also undertake non-hedging related trades from time to time within set limits and policies approved by the Board.

During 2003/2004 we undertook a comprehensive review of our trading capabilities and embarked upon a Trading Development Programme to improve and extend existing skills and asset utilisation. This programme involves strengthening the analysis, risk management and back office functions (including new risk measurement processes) and reviewing trading procedures and performance incentives. In addition we will be upgrading the IT systems used within trading. These changes should enable better risk management and control. The Trading Development Programme should be largely complete by April 2005.

Eggborough power station

As the Eggborough power station is operated primarily as a flexible mid-merit plant, its output level is influenced by market prices, our contracted trading position and the extent to which it is operated as cover for unplanned outages arising from our nuclear power stations. The revised NAP referred to in Part I, paragraph headed: Legislation affecting the Eggborough power station’s output, gives an allocation of 4.9m tonnes of carbon dioxide emissions allowances under the ETS for each of the calendar years 2005, 2006 and 2007 for the Eggborough power station (equivalent to output of approximately 5.4 TWh) in each such year. This allocation is scheduled to be finalised in autumn 2004 but may change depending on the final allocations. Additional allowances may need to be acquired if the Eggborough power station is to maintain its output at 2003/2004 levels. The market for carbon dioxide emission allowances is growing and it is too early to give a meaningful indication as to what the carbon allocations required to operate Eggborough at current output levels would cost.

The Eggborough power station’s future output will also be affected by the impact of the LCPD, which is intended to limit the emissions of sulphur and nitrogen from fossil fuel power stations. The FGD has been installed and commissioning tests are in progress. Handover of the project has been delayed pending resolution of certain performance issues. We currently believe that the issues can be resolved without having a material adverse effect on our financial or trading position. Once operational, the equipment is designed to reduce emissions of SO2 to the atmosphere from the units which have been fitted with FGD by approximately 90 per cent.

PART III — OPERATING AND FINANCIAL REVIEW AND PROSPECTS — (Continued)

Relationship with Government

The Secretary of State’s statement to Parliament on 28 November 2002 set out the limits of the support which the Government was prepared to provide to the Restructuring in order to support its overriding objectives of securing the safety of British Energy’s nuclear power stations and the security of electricity supply to the Grid and customers. For further details of the Government support to be provided, see the summaries of the NLFA, the HLFA and the Contribution Agreement set out in Part X: Additional information, paragraphs 17.2 (c), (d) and (e).

As a result of these objectives, the Government, both directly and through the NLF, has availed itself of a number of rights granted to it under the Government Restructuring Agreement (pursuant to the immediately operative provisions of the Nuclear Liabilities Agreements) to protect its significant financial interest in the Group. However, the Restructuring has been implemented on the basis that the Board will manage the business of the Group going forward, albeit within these constraints.

During the period prior to the signing of the Creditor Restructuring Agreement, we kept and since then, have continued to keep the Secretary of State closely informed of, amongst other things, our financial and trading prospects. We also provide the Secretary of State with reports and other information as required under the Government Restructuring Agreement and the Creditor Restructuring Agreement. Post-Restructuring, New British Energy will be required to supply information to the Secretary of State and the NLF (see Part VI: Further information relating to the Restructuring, paragraph headed: Nuclear liability arrangements). We are also required under the terms of the Nuclear Liabilities Agreements, amongst other things, to provide the Secretary of State with all the information she would reasonably need to monitor the financial health of the Group (including monthly cashflow information covering the period 18 months ahead) and to only adopt trading policies which are prudent in light of the Group’s on-going financial resources and obligations and to comply with such trading policies. As a result of these requirements, the Company has agreed to provide the Secretary of State and Shareholder Executive with, amongst other things, periodic reports on its business performance and strategic and business plans and for there to be regular meetings and communication between the Secretary of State and senior executives and the Board on a range of topics. Over time, the frequency and content of the reporting may be reviewed.

ONS classification and the NAO conclusion

On 24 September 2004, the Office of National Statistics (ONS) announced that, for the purposes of production of the United Kingdom National Accounts (National Accounts), British Energy had been classified as in the public sector. As explained in the announcement, the National Accounts are produced to describe activities in a national economy, including transactions taking place between sectors of that economy. The ONS is responsible for the National Accounts which are compiled in accordance with international standards. In assessing the status of British Energy as a public sector body, the ONS stated that it took into account the powers conferred on the Government under the terms of the Government Facility and to be conferred on the Government as a result of the Restructuring.

The National Audit Office (NAO) has independently concluded, on the basis of the circumstances extant as at 21 September 2004, that British Energy should be accounted for post- Restructuring as a quasi-subsidiary of the DTI.

This classification of British Energy as a public sector body is relevant for the purposes of compiling the National Accounts but does not prevent the implementation of the Restructuring. Similarly, the NAO’s opinion that the DTI should account for British Energy as a quasi-subsidiary does not impact on the implementation of the Restructuring. The Company is a public limited company owned by its shareholders and managed independently by its Board who will be

PART III — OPERATING AND FINANCIAL REVIEW AND PROSPECTS — (Continued)

subject to the normal private sector disciplines, fiduciary duties and Companies Act requirements. The Company is an independent entity and has control over a majority of its assets.

In the light of the level and type of interaction we will have with the Government post-Restructuring, the Company will need to conclude whether, for the purposes of FRS8, the Government constitutes a related party and if so, what level of disclosure will be required with regard to transactions with the Government, including transactions of a routine nature with parties such as the Inland Revenue, Customs and Excise and local authorities, amongst others.

The NAO’s conclusion does not change the position that the Group has adopted in relation to the application to it of the Utilities Public Procurement Rules.

Dividend and financial policy

The Board intend to distribute to Shareholders as much of the Company’s available cash flow as prudently possible, but not until operational requirements of the business permit. In addition, under the terms of the Restructuring, there are certain restrictions on, or factors affecting, the Board’s ability to pay dividends including:

•	we are required to fund cash reserves out of our net cash flow in order to support the New British Energy Group’s collateral and liquidity requirements post-Restructuring (the Cash Reserves). The initial target amount for the Cash Reserves is £490m plus the amount by which cash employed as collateral exceeds £200m (the Target Amount). Prior to paying any dividends, our cash needs to equal or exceed the Target Amount and certain amounts specified in the Contribution Agreement, a summary of which is set out in Part X: Additional information, paragraph 17.2 (e);

•	the terms of the Contribution Agreement also require that once the Cash Reserves are funded to the Target Amount, we must make the NLF Cash Sweep Payment. Initially this is 65 per cent. (the Payment Percentage) of the New British Energy Group’s adjusted net cash flow (calculated on the basis set out in the summary of the Contribution Agreement). The Payment Percentage may be adjusted for certain corporate actions but may never exceed 65 per cent. The requirement to make the NLF Cash Sweep Payment will greatly reduce the amount of cash that would otherwise be available for distribution to Shareholders. In addition, we may not pay any dividends without making an additional payment to the NLF if the result of paying such dividends would be that the aggregate amount of dividends paid to Shareholders in the period following the Restructuring would exceed the aggregate of our annual adjusted net cash flow in such period less the aggregate NLF Cash Sweep Payment payable in such period;

•	the terms of the New Bonds contain certain covenants (which are described in detail in Part VII: Terms and conditions of the New Bonds), including a restriction that allows us to pay a dividend only if the Target Amount is met and no event of default has occurred; and

•	we must have distributable reserves.

As a result of these restrictions and after making a prudent allowance for collateral requirements the Directors consider that the earliest period for which a dividend may be declared is the financial year ending 31 March 2007.

Subject to these restrictions, the Board intends to distribute to Shareholders as much of the Company’s available cash flow as prudently possible. Any such decision to make such a distribution will be made in the circumstances of the time. In relation to any financial year in respect of which the Company might otherwise be permitted to pay a dividend, the Directors might, for example, consider during the course of that year (or subsequent to it) whether it would be prudent to redeem or repurchase New Bonds (which in turn would require an Accelerated Decommissioning Payment to be made to the NLF), make additional contributions

PART III — OPERATING AND FINANCIAL REVIEW AND PROSPECTS — (Continued)

to the Group’s pension schemes, allocate cash to the Forecast Expenditure Reserve in accordance with the Contribution Agreement (for instance, to meet certain qualifying expenditure on PIP which is due in the following financial period, to acquire or fund a specific fixed asset or undertaking (expected to be from cash and not from borrowings)) or retain Cash Reserves in excess of the Target Amount.

Movements in the operational cash flow of the Group (prior to debt service and the adjustments referred to above) from one financial year to another are likely to be volatile, for example because of movements in the wholesale price of electricity and variability in our output.

Taking account of the constraints set out above, consideration of prudence and the likely volatility of operating cash flows, the Directors believe that any dividends paid by the Company may vary in size and frequency.

Under the terms of the Contribution Agreement, the Company may reduce the Target Amount if the New Bonds are rated investment grade by Moody’s, Standard & Poor’s or Fitch. The Directors believe that even with the achievement of a low investment grade rating, the financial position of the Group would not likely allow any reduction of the Target Amount to enable any release of Cash Reserves.

Under the terms of the New Bonds, certain covenants, including in relation to dividends and debt incurrence, will be suspended if Moody’s and one other rating agency rate the New Bonds as investment grade. However, in view of the feedback received from the ratings agencies which resulted in the announcement on 23 September 2004, of indicative non-investment grade ratings, the Directors consider that it will be difficult to meet this condition.

PART III — OPERATING AND FINANCIAL REVIEW AND PROSPECTS — (Continued)

SECTION 2: OPERATING AND FINANCIAL REVIEW

You should read the following information in conjunction with the document as a whole and in particular our audited consolidated financial statements and the related notes in Part IV: Financial information. You should not rely on the information in this section only. The financial information contained in the following discussion and analysis is extracted without material adjustment from our audited consolidated financial statements, which have been prepared in accordance with UK GAAP. UK GAAP differs in a number of significant respects from US GAAP. A description of the differences between UK GAAP and US GAAP relevant to our audited consolidated financial statements and reconciliations of (loss)/profit after tax (or net (loss)/income) and deficit on equity shareholders’ funds is set out in section 5 of Part IV: Financial information.

In this Section 2 of Part III, except as otherwise specified, “we”, “us” or “our” refers to British Energy and/or its subsidiaries.

Overview of the Group

Our principal activities are the generation, sale and trading of electricity. We are the UK’s largest generator of electricity, producing over one fifth of the UK’s electricity and employing approximately 5,100 staff. We own and operate eight nuclear power stations and one coal-fired power station in the UK. Of our nuclear power stations, seven are AGRs (Dungeness B, Hartlepool, Heysham 1, Heysham 2, Hunterston B, Hinkley Point B and Torness) and the eighth (Sizewell B) is our sole PWR. Our nuclear power stations have a combined capacity of approximately 9,600 MW. The Eggborough power station has capacity of 1,960 MW. During the year ended 31 March 2004, our power stations produced total output of 72.6 TWh, which was comprised of output of 65.0 TWh from our nuclear power stations and 7.6 TWh from the Eggborough power station.

We made two significant divestitures: in February 2003, we disposed of our majority interest in Bruce Power, which operates the Bruce nuclear power station in Canada and in December 2003, we sold our 50 per cent. interest in AmerGen, a joint venture which operated three nuclear power stations in the United States.

We generated turnover (excluding turnover from discontinued operations) of £1,516m during the year ended 31 March 2004 resulting in operating profits of £57m (before net exceptional operating credits of £283m). During the year ended 31 March 2003, we generated turnover of £1,903m of which £1,528m was from continuing activities (£1,487m excluding exceptional items) and resulted in operating profits from continuing activities of £5m before exceptional income of £41m and exceptional operating costs of £3,845m. Operating profits from continuing activities (after exceptional operating credits) were £340m during the year ended 31 March 2004 as compared with an operating loss from continuing activities (after exceptional operating costs) of £3,799m during the year ended 31 March 2003.

The Restructuring

We are currently in the process of a major financial restructuring. In October 2003, we announced that we had agreed the terms of the Restructuring. Completion of the Restructuring remains subject to the satisfaction of a number of important conditions. If the Restructuring is completed, our creditors will have agreed to compromise at least £1,199m in debt and other obligations. The Restructuring involves the Bondholders, the Eggborough Banks, RBS and the Significant Creditors compromising their claims against the British Energy Group in exchange for, amongst other things, the issue to those creditors of New Bonds of our subsidiary Holdings plc and New Shares of the Company. The Restructuring contemplates that the Bondholders and RBS will compromise their claims through a scheme of arrangement under section 425 of the Act (referred to as the Creditors’ Scheme). The Significant Creditors will extinguish all, and the Eggborough Banks will extinguish part, of their existing claims against the British Energy Group pursuant to the various arrangements under the Creditor Restructuring Agreement and related documents.

PART III — OPERATING AND FINANCIAL REVIEW AND PROSPECTS — (Continued)

The Government Restructuring Agreement was also entered into in connection with the Restructuring and sets out new arrangements with the Secretary of State and the NLF regarding the funding of qualifying uncontracted nuclear liabilities and the qualifying costs of decommissioning the New British Energy Group’s nuclear power stations which will become effective on Restructuring (although we are currently obliged to comply with certain of their provisions. See Part VI: Further information in relation to the Restructuring, paragraph headed Nuclear liability arrangements, for further details.) The Secretary of State will fund: (i) qualifying uncontracted nuclear liabilities and qualifying decommissioning costs to the extent they exceed the assets of the NLF; and (ii) subject to certain exceptions, contracted liabilities for historic spent fuel (Further information regarding the implications of the State Aid Approval on the liabilities of the Secretary of State under these agreements is set out in Part VI: Further information relating to the Restructuring under paragraph headed State Aid). To the extent there is any surplus in the NLF, this amount will be paid to the Secretary of State. The New British Energy Group will be responsible for funding certain excluded or disqualified liabilities and will be, in certain circumstances, required to compensate or indemnify the NLF and the Secretary of State in relation to such liabilities. Our obligations under these arrangements with the Secretary of State will be guaranteed by each Material New British Energy Group Company. The excluded liabilities include, amongst others, employment and redundancy costs and certain environmental expenses. These excluded and disqualified liabilities include, amongst others, costs incurred as a result of our failure to operate in accordance with a minimum performance standard or introduction of certain operational changes at our power stations. The excluded and disqualified liabilities are described in greater detail in Part VI: Further information relating to the Restructuring, paragraph headed: Nuclear liability arrangements.

In consideration for the Secretary of State and the NLF assuming these liabilities, Holdings plc will issue £275m in New Bonds to the NLF and the New British Energy Group will make various payments to the NLF including the NLF Cash Sweep Payment. The NLF’s entitlement to the NLF Cash Sweep Payment is convertible into Convertible Shares and on a full conversion, the NLF would hold up to 65 per cent. of the thereby enlarged equity share capital of the Company. However, the terms of the Convertible Shares include a limit on the voting rights attaching to such shares equal to the maximum amount which can be held by the NLF without triggering a mandatory offer under the Takeover Code, being currently 29.9 per cent. of the voting rights of the Company (and, for this purpose, taking into account the voting rights attributable to any other ordinary shares in the Company held or acquired by any person acting in concert with the NLF). This voting restriction applies for so long as the Convertible Shares are held by the NLF. The Convertible Shares will convert automatically into ordinary shares in the Company on transfer to a third party but are not convertible at the election of the NLF prior to such transfer. There are restrictions on the manner in which the NLF may convert its entitlement to the NLF Cash Sweep Payment or dispose of any of its shares in the Company.

For further information about the Restructuring, the NLF and the related agreements see Part VI: Further information relating to the Restructuring, paragraph headed: Nuclear liability arrangements.

PART III — OPERATING AND FINANCIAL REVIEW AND PROSPECTS — (Continued)

Financial reporting requirements and format of the New British Energy Group

New British Energy has agreed, in addition to UK reporting obligations, within the New Bond terms to adopt the following reporting to financial markets which will include in all cases Management’s Discussion and Analysis:

Period ending	Document	Deadline after period end	GAAP

31 December 2004	UK quarterly results	45 days	UK GAAP

31 December 2004	10-Q	45 days	US GAAP

31 March 2005	UK annual results	Per US domestic* accelerated filers(1)	UK GAAP

31 March 2005 and annually thereafter	10-K	Per US domestic accelerated filers(1)	US GAAP

30 June 2005 and quarterly thereafter	UK quarterly results	45 days(2)	IFRS

30 June 2005 and quarterly thereafter	10-Q	45 days(2)	US GAAP

31 March 2006 and thereafter	UK annual results	Per US domestic* accelerated filers	IFRS
*	Deadline driven by US GAAP filing deadline

(1)	To be extended to 120 days for the year ending 31 March 2005 if approved by Consenting Creditors prior to the Issue Date of the New Bonds.

(2)	To be extended to 90 days for period ending 30 June 2005, and 75 days for periods ending 30 September 2005 and 31 December 2005, if approved by Consenting Creditors prior to the Issue Date of the New Bonds.

Compliance with Section 404 of Sarbox will require New British Energy to evaluate and report annually on the effectiveness of internal controls over financial reporting. The Audit Committee will oversee management’s process, findings, and remediation actions arising in relation to its Section 404 compliance plan. New British Energy’s external auditors will opine on management’s assessment of Section 404 compliance as well as reporting their own opinion on New British Energy’s internal controls over financial reporting. Sections 302 and 906 of Sarbox require a certification by Executive Officers of New British Energy as to the accuracy and completeness of financial statements and review of the disclosure controls process in relation to each financial reporting period.

The requirement noted above to provide comparatives will only however be required to the extent that the reporting entity post restructuring has relevant comparatives.

Critical accounting policies

UK GAAP requires our Directors to adopt those accounting policies which are most appropriate for the purpose of the preparation of the accounts. In preparing the accounts in conformity with UK GAAP, the Directors are required to make estimates and assumptions which impact on the reported amounts of revenues, expenses, assets and liabilities. Actual results may differ from these estimates. Certain of our accounting policies have been identified as the most critical accounting policies by considering which policies involve particularly complex or subjective decisions or assessments and these are discussed below.

Going concern

Our audited consolidated financial statements have been prepared on a going concern basis because our Directors are currently seeking an alternative to liquidation or ceasing trading operations. The going concern basis assumes that we will continue in operational existence for the foreseeable future. The validity of this assumption is dependent on completion of the Restructuring.

PART III — OPERATING AND FINANCIAL REVIEW AND PROSPECTS — (Continued)

If the remaining conditions and approvals to the Restructuring are not satisfied, we may no longer be considered to be operating as a going concern. Some of the conditions required to implement the Restructuring are beyond our control, such as Court approval of the Schemes. If for any reason we are unable to complete the Restructuring and cease to be a going concern, adjustments may have to be made to reduce the monetary values of our assets to their recoverable amounts, to provide for further liabilities that might arise and to reclassify our fixed assets and long-term liabilities as current assets and liabilities.

Fixed assets and depreciation

Fixed assets (other than assets in the course of construction) are stated in the balance sheet at cost less accumulated depreciation. Accumulated depreciation includes additional charges made where necessary to reflect impairment in value. Assets in the course of construction are stated at cost and are not depreciated until brought into commission.

The charge for depreciation of fixed assets is based on the straight line method so as to write off the costs of assets, after taking into account provisions for diminution in value, over their estimated useful lives.

The carrying values of fixed assets are reviewed for impairment where there has been a trigger event by assessing the present value of estimated future cash flows and net realisable value compared with net book value. The calculation of estimated future cash flows is based on the Directors’ best estimates of future prices, output and costs and is therefore subjective.

British Energy performed an impairment review in 2003 which resulted in a £3,738m write-down of the fixed assets. This impairment review was reperformed in 2004 which resulted in a reversal of £295m of the amount previously impaired.

Since the impairment review in 2003, all expenditure of a capital nature has been expensed, and will continue to be expensed until such time as it is possible to demonstrate that it results in an enhancement to the carrying value of fixed assets.

Nuclear liabilities and decommissioning

Nuclear liabilities represent provision for the Group’s liabilities in respect of the costs of waste management of spent fuel and nuclear decommissioning. The provisions represent the Directors’ best estimates of the costs expected to be incurred. They are calculated based on the latest technical evaluation of the processes and methods likely to be used, and reflect current engineering knowledge. The provisions are based on such commercial agreements as are currently in place, and reflect the Directors’ understanding of the current Government policy and regulatory framework. The Directors carry out an in-depth review of the adequacy of amounts provided on a five-yearly basis, and also review the amounts provided for significant change during the intervening years. Given that Government policy and the regulatory framework on which our assumptions have been based may be expected to develop and that the Directors’ plans will be influenced by improvements in technology and experience gained from decommissioning activities, liabilities and the resulting provisions are likely to be adjusted.

In matching the costs of generating electricity against the income from sales, accruals are made in respect of the following:

(a)	Fuel costs - back-end

These accruals cover reprocessing and storage of spent nuclear fuel and the long term storage, treatment of eventual disposal of nuclear waste. They are based, as appropriate, on contractual arrangements or the latest technical assessments of the processes and methods likely to be used to deal with these obligations under the current regulatory regime. Where accruals are based on contractual arrangements they are included within creditors. Other accruals are based on long term cost forecasts which are reviewed regularly and adjusted where necessary, and are included within provisions.

PART III — OPERATING AND FINANCIAL REVIEW AND PROSPECTS — (Continued)

(b)	Decommissioning of nuclear power stations

The financial statements include provision for the full cost of decommissioning the Group’s nuclear power stations. Provision is made on the basis of the latest technical assessments of the processes and methods likely to be used for decommissioning under the current regulatory regime. The provision established at the commencement of a nuclear power station’s operating life is capitalised as part of the costs of the station and depreciated over the station life, and is assessed for impairment.

The estimated costs of decommissioning are discounted to reflect the timescale before and during which the work will take place (following closure of the nuclear power station). As stated above, we anticipate that following the end of generation, dismantling the reactors will be deferred for a period of at least 85 years (for AGR power stations) and up to 50 years (for PWR power stations). However, the discounted costs of decommissioning prudently assume dismantling at 70 years (for AGR power stations) and 10 years (for PWR power stations).

The actual liability for decommissioning may vary significantly from our estimate, and as a result, the liabilities we report in our results may vary significantly if our assessment of these costs changes. Many of the factors that are integral to the determination of our estimate, such as governmental regulations and inflation, are beyond our control.

Accruals and provisions for back-end fuel costs and decommissioning are stated in the balance sheet at current price levels, discounted at a long-term real rate of interest of 3 per cent. per annum to take account of the timing of payments. Each year the financing charges in the profit and loss account include the revalorisation of liabilities required to discharge one year’s discount from provisions made in prior years and restate these provisions to current price levels.

Onerous contracts

Following the introduction of NETA and the renegotiation of certain contracts, a number of our electricity trading contracts no longer hedged our physical output. As the status of these contracts changed under UK GAAP, a provision was made for the “out of market” element of the contracts under FRS 12 — “Provisions, contingent liabilities and contingent assets”. In arriving at the provision, the terms of the contract are considered along with our estimate of the expected future electricity prices over the period of the contracts. The financial statements for the year ended 31 March 2004 reflect the claim amounts for these contracts which have been agreed in principle for the purpose of the Restructuring.

Decommissioning fund

The Group makes contributions into the NDF, an externally administered fund to cover certain longer-term decommissioning costs. The Group’s annual contributions to the fund are assessed by qualified actuaries, taking into account the timing and expected decommissioning costs and the period until station closures. The value of the asset in the balance sheet represents the contributions made by the Group, together with an estimated actuarially determined long term rate of return on the fund. The change in value arising from applying the estimated long term rate of return is taken to the profit and loss account and disclosed as part of revalorisation.

The revalorisation of the decommissioning fund, which has been taken through the profit and loss account, is not a realised profit for the purposes of the Act because the income is unrealised until the Group receives the related cash from the fund to reimburse decommissioning expenditure. The inclusion of this profit in the profit and loss account is a departure from the requirements of the Act. Revalorisation of the accrued decommissioning provision is charged to the profit and loss account each year and accordingly, in the opinion of the Directors, it is necessary to include the estimated annual long term rate of return of the fund

PART III — OPERATING AND FINANCIAL REVIEW AND PROSPECTS — (Continued)

in the Group’s profit and loss account in the order for the financial statements to give a true and fair view. In the event that the net realisable value as indicated by the market value of the fund is lower than the value determined under the accounting policy set out above, the lower value is included in the Group accounts.

Impact of the Restructuring

The material accounting policies set out above will continue to be applied to the business of the New British Energy Group if the Restructuring is successfully implemented. In addition, upon Restructuring we will enter into a number of new contractual arrangements that will have a material impact on the results and financial position of the New British Energy Group, and given that these new contractual arrangements are future events, can only be adopted in the preparation of our post-Restructuring financial statements. The pro forma financial information in Part V, which has been prepared using the current accounting policies of the Group, reflects new contractual terms and, with the exception of fair value adjustments, as they cannot be accurately calculated at this date as they will require an assessment of the circumstances prevailing at the time of the Restructuring, shows the illustrative impact on the net asset position as at 31 March 2004 and the profit and loss account for the year ended 31 March 2004 as if the Restructuring had occurred at that date.

The Company will include a table detailing the assets and liabilities acquired pursuant to the Restructuring, as well as the fair value adjustments made, in the next set of annual accounts to be published following the Restructuring Effective Date. The narrative attached to the table will set out the basis for the fair value adjustments and will also explain the reason for any significant differences from the values or approach included in the pro forma consolidated net asset statement set out in Part V: Unaudited pro forma financial information. Should a material adjustment to the value of our assets arise as a result of a fair value adjustment exercise undertaken prior to our next set of annual accounts, we would announce the results of such an exercise in accordance with our continuing obligations as a listed company.

Significant matters which involve either complex or subjective decisions or assessments are set out below.

Acquisition accounting

The accounting for the Restructuring is expected to follow the principles of acquisition accounting owing to the significance of the change in ownership of the Group. Accordingly, in accordance with UK GAAP, all of the Group’s assets and liabilities are required to be fair valued at the Restructuring Effective Date. Significant adjustments are expected to result from fair valuing the fixed assets, liabilities which are compromised under the Restructuring, the pension deficit, the British Energy Group’s electricity trading and supply commitments, and the deferred tax asset. The impact of the changes in values will in turn have an impact on future amounts charged to the profit and loss account, for example in respect of depreciation of fixed assets.

Positive or negative goodwill will arise on consolidation in the event that the market price of the New Shares on Admission differs from the fair value of the assets and liabilities. Any goodwill arising will be required to be assessed for impairment at the Restructuring Effective Date.

Compromise of indebtedness and certain onerous contracts

The Restructuring involves the Bondholders, the Eggborough Banks, RBS and the Significant Creditors compromising their claims against the British Energy Group in exchange for, among other things, the issue to those Creditors of New Bonds of Holdings plc and New Shares of New British Energy. The reduction in creditors will be reflected in the acquisition accounting. Thereafter there will be a periodic charge to profit for the interest cost on the New Bonds which is expected to be lower than amounts charged on the liabilities compromised.

PART III — OPERATING AND FINANCIAL REVIEW AND PROSPECTS — (Continued)

NLF or Secretary of State undertaking

Under the terms of the Restructuring, the NLF will fund qualifying uncontracted nuclear liabilities and qualifying decommissioning costs. The Secretary of State has provided an undertaking to fund any future shortfall in the NLF’s ability to fund these qualifying uncontracted nuclear liabilities and qualifying decommissioning costs and also to meet certain qualifying contracted liabilities in relation to historic spent fuel. (Further information regarding the implications of the State Aid Approval on the liabilities of the Secretary of State under these agreements is set out in Part VI: Further information relating to the Restructuring under paragraph headed State Aid.)

We will continue to recognise a provision for our best estimate of nuclear liabilities and decommissioning costs as in the past and recognise a receivable from the NLF or Secretary of State for the amount of qualifying nuclear liabilities. Any future movements in qualifying nuclear liabilities would result in an equal and opposite movement in the NLF or Secretary of State receivable. Accordingly, the revalorisation charge recognised in prior years in respect of the unwinding of the discounted provision for nuclear liabilities will be offset by an equal and opposite credit from the movement of the NLF or Secretary of State receivable.

Spent fuel management of AGR fuel loaded post-Restructuring

Under the proposed New Spent Fuel Agreements, ownership of the new spent fuel (ie. spent fuel arising from AGR fuel which is loaded into our reactors on or after the Effective Date) reverts to BNFL such that New British Energy is no longer directly responsible for storage, reprocessing and disposal costs beyond those paid under the agreements. Going forward, the Group’s AGR back-end fuel costs for these services will be paid in advance (at the time of loading fuel into the reactor) based on an amount per tonne of uranium in the fuel loaded. Accordingly, the New British Energy Group will no longer build a provision for this liability as it consumes the fuel but will treat this as a prepaid operating expense and amortise over the period that the fuel is consumed.

The NLF Cash Sweep Payment

As part of the Restructuring, the New British Energy Group will make certain payments to the NLF including the NLF Cash Sweep Payment. Following the Restructuring Effective Date, the Group is required to retain a minimum amount of cash in reserve, initially set at a target of £490m, which will be adjusted for any incremental collateral requirements above £200m, prior to the proposed NLF Cash Sweep Payment being made, to support collateral and liquidity requirements post Restructuring.

A liability for 65 per cent. of the Group’s cash and liquid funds balance, as well as its net financial working capital (being short term debtors less creditors expected to crystalise into cash in less than one year), will be established as part of the acquisition accounting at the Restructuring Effective Date. Thereafter, movements in this liability will be expensed as an operating expense in the year that the movement in cash or working capital arose. This operating expense will not be tax deductible.

The NLF’s entitlement to the NLF Cash Sweep Payment is convertible into Convertible Shares (the NLF Conversion Right). On a full conversion, the NLF would hold up to 65 per cent. of the thereby enlarged equity share capital of the Company. However, the terms of the Convertible Shares include a limit on the voting rights attaching to such shares equal to the maximum amount which can be held by the NLF without triggering a mandatory offer under the Takeover Code, being currently 29.9 per cent. of the voting rights of the Company (and, for this purpose, taking into account the voting rights attributable to any other ordinary shares of the Company held or acquired by any person acting in concert with the NLF). This voting restriction applies for so long as the Convertible Shares are held by the NLF. The Convertible Shares will convert

PART III — OPERATING AND FINANCIAL REVIEW AND PROSPECTS — (Continued)

automatically into ordinary shares in the Company on transfer to a third party but are not convertible at the election of the NLF prior to such transfer. There are restrictions on the manner in which the NLF may exercise the NLF Conversion Right or dispose of any of the shares arising from such exercise. The implications of the conversion will only be recognised if the NLF Conversion Right is exercised.

NLF fixed annual commitment

In addition to the NLF Cash Sweep Payment and the pre-paid reprocessing services, the Group will undertake to make an annual fixed payment to the NLF of £20m per annum (stated in March 2003 monetary values, indexed to RPI) and tapering off as our nuclear power stations are currently scheduled to close. The Group will recognise as a fair value adjustment a provision for the present value of the total amount payable based on the contracted payment schedule. The provision will be utilised for the annual payment and the effect of the discount unwound through the interest line of the profit and loss account.

£150,000 per tonne of uranium in PWR fuel loaded payable under the Contribution Agreement

Under the Contribution Agreement, £150,000 (stated in March 2003 monetary values and indexed to RPI) per tonne of uranium in PWR fuel is payable on loading of the fuel and will be charged as a part of operating costs as the fuel is consumed.

Deferred taxation

As at 31 March 2004, the Group had an unrecognised deferred taxation asset of £375m (£291m discounted) which was not recognised due to uncertainty over the level of future taxable profits. It is the Group’s policy to recognise deferred taxation assets when the Directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. An assessment as to appropriateness of recognising a deferred taxation asset will be made in future periods based on circumstances at that time.

Fixed assets

As at 31 March 2004, British Energy’s fixed assets are held at historic cost, adjusted for impairments recognised previously. The carrying value of the nuclear power stations as at 31 March 2004 was based on a value in use calculation of the net present value of estimated future cash flows from those assets under the contracts in place at that time, and uses assumptions for future electricity prices and operational performance.

The Restructuring will be implemented following the principles of acquisition accounting which requires all assets and liabilities to be fair valued. At the Restructuring Effective Date, the fair value of the fixed assets is expected to be assessed on a value in use basis as the net present value of estimated future cash flows from the fixed assets under the revised contracts. Those estimates will require judgments on a number of significant variables including electricity prices, operating costs and output projections. To the extent that cash flows are recognised in the fair value of other assets or liabilities (for example, in the fair value of the pension scheme deficits) they would be omitted from the fair value assessment of the fixed assets.

A consequence of the change in estimates and the changes in cash flows attributable to fixed assets following implementation of the Restructuring and consequent changes to payments for fuel and nuclear liabilities, as well as potential changes in discount rates, is that the fair values of fixed assets may, or may not, be significantly different from the carrying values of those fixed assets as included in the financial statements of the British Energy Group at 31 March 2004.

The change to the fair value of fixed assets will be recognised as part of the acquisition accounting. Thereafter, the fair values of the fixed assets will constitute the cost to the New British Energy Group and depreciation will be calculated based on that cost, and any subsequent expenditure capitalised, and charged over the remaining useful lives of the assets. Any further impairment reviews will be assessed against the resultant carrying value.

PART III — OPERATING AND FINANCIAL REVIEW AND PROSPECTS — (Continued)

Factors affecting our results of operations

Our results of operations during the periods under review were affected by operational and other factors. Operational factors include changes in plant output, achieved electricity prices, operating costs and capital expenditures. Other factors that affected our results of operations include the impact of accounting for discontinued operations and revalorisation charges. Our results of operations during the year ended 31 March 2004 have been affected by the implementation of the New BNFL Contracts and the standstill arrangements with BNFL. Furthermore, results of operations during the periods under review were also affected by a change in the manner in which we accounted for turnover and certain operating costs to reflect the new trading arrangements in England and Wales as a result of NETA. Each of these factors is discussed below.

Operational factors affecting our results of operations

Nuclear output

The electrical output that our nuclear power stations can achieve is affected by a number of factors, including plant operating conditions and operating strategies, and the frequency and duration of outages. The principal factor affecting our nuclear output (assuming the overall generating capacity and output level at which we run our nuclear power stations is broadly constant) for any given period is the number and duration of outages. The table set out below shows our nuclear output from continuing operations for the periods under review:

Output	Year ended 31 March			Variance
	2004	2003	2002	2003-2004	2003-2002
	(in TWh)
Nuclear output	65.0	63.8	67.6	1.9%	(5.6)%

Source:	British Energy

The nuclear regulatory regime in the UK requires each nuclear power station to be shut down periodically for maintenance and inspection as a condition of that power station’s nuclear site licence. We refer to such a shut down as a “statutory outage”. Certain of our nuclear power stations must also be shut down to allow for refuelling, which we refer to as a “refuelling outage”. Nuclear power stations must also be shut down for maintenance and testing or to address an unplanned technical malfunction or engineering failure, which we refer to as an “unplanned outage”.

Our level of unplanned outages in recent years has significantly affected our operating and financial performance. Nuclear output for both the years ended 31 March 2003 and 2004 was adversely affected by a number of unplanned outages. In particular, we experienced unplanned outages at both reactors at Heysham 1 in 2004. We estimate that this loss of output at Heysham 1 equated to approximately £71m in lost profits after considering imbalance costs and associated fuel savings. Since 2002, the proportion of unplanned outages arising from incidents other than major plant failures has gradually increased during the periods under review. To date these unplanned outages have been caused by a variety of technical issues, the most significant of which are: problems with our refuelling equipment and processes; turbine-generators; tendons; boilers; boiler feed pumps; gas circulators (which are used to pump carbon dioxide coolant gas around the reactor core); and the seawater coolant system. We believe that the loss of output arising from these outages is indicative of a deterioration in the materiel condition of our plant over time, caused by: (i) inadequate investment when compared with international benchmarks for spending at nuclear power stations; (ii) by a failure to perform required maintenance on a timely basis; and (iii) human errors in the operation and maintenance of our plant including conducting our operations and maintenance functions on a station by station basis rather than fleet wide basis. This conclusion is consistent with the findings of WANO corporate review carried out in 2001.

PART III — OPERATING AND FINANCIAL REVIEW AND PROSPECTS — (Continued)

Total unplanned outages (TWh)/Year to 31 March
2004	2003	2002	2001	2000
10.7	10.6	9.1	12.8	12.4

Source:	British Energy

In recent years, we have sought to reduce the impact of refuelling outages through the introduction of low power on-load refuelling (that is, refuelling while the reactor is still on) at four of our seven AGR power stations as well as scheduling refuelling outages to coincide with statutory outages. (PWRs are not designed to refuel on-load and must be shut down for refuelling.) We have reached an agreement with the NII which has allowed us to extend the period between statutory outages at all of our AGR power stations to three years and to extend the period between statutory outages to 18 months in the case of our PWR power station. We seek to reduce the impact of statutory outages on revenue by timing such outages to occur during periods of lower demand for electricity when prices are lower (generally between March and October). We also seek to reduce the duration of any statutory outages by improving the efficiency with which we conduct the required programme of work. For additional information regarding outages, see Part I: Description of the New British Energy Group, paragraph headed: Operating regime.

Coal output

Output from the Eggborough power station for the periods under review was as follows:

Coal Output	Year ended 31 March			Variance
	2004	2003	2002	2003-2004	2003-2002
	(in TWh)
Total output	7.6	5.7	7.1	33.3%	(19.7)%

Source:	British Energy

The Eggborough power station is operated at various output levels rather than at constant levels in the manner of our nuclear power stations. We operate the Eggborough power station principally to take advantage of favourable electricity prices, to generate additional power during unplanned outages at our nuclear power stations and to change output in response to changing requirements. As such, prevailing electricity prices, our contracted trading position and unplanned outages at our nuclear plants are the primary factors driving our total output for each of the periods under review.

Electricity prices

Our realised price for electricity is critical to our profitability. During the year ended 31 March 2004, our realised price, which is calculated by dividing total UK turnover (net of energy supply costs and miscellaneous and exceptional income) by total output during the period, was £16.9 per MWh. The average forward price for baseload power which we consider to represent a “market price” for wholesale electricity sales for 2003/2004 delivery was £16.7 per MWh. During the year ended 31 March 2003, our realised price was £18.3 per MWh as compared with a market price of £18.6 per MWh. The difference between our realised price and the market price (as defined below) primarily reflects the impact on turnover of fixed price contracts entered into prior to the period of delivery when, during the intervening period the wholesale electricity prices were rising. However, while these contracts reduce our exposure to potential falls in market prices, it also means that we are not able to fully benefit from rising electricity prices. We currently have contracts in place for virtually all our planned output for the financial year ended 31 March 2005. Nearly all of these contracts are fixed price contracts and as of 22 November 2004 were at an average price of £21.0 per MWh for 2004/2005 delivery. As at 31 March 2004, the forward price for baseload power for 2004/2005 delivery was approximately £20.3 per MWh. As a result of these contracts, our realised price for electricity may differ from the average market price for the year.

PART III — OPERATING AND FINANCIAL REVIEW AND PROSPECTS — (Continued)

For further information on the Group’s current prospects, see the paragraph headed: Current prospects in Section 1 of this Part III.

Our realised price for the years ended 31 March 2002 and 2003 also reflects the effect of several changes to the manner in which we account for turnover and certain operating costs as a result of the introduction of new trading arrangements brought about by the commencement of NETA. Turnover for the year ended 31 March 2002 includes £41m in respect of sales made in Scotland in earlier years in accordance with normal settlement arrangements. On a comparable basis, adjusted to reflect the trading arrangements in place prior to the commencement of NETA, our realised price for the periods under review were as follows:

	Year ended 31 March
	2004	2003	2002
Realised Price	£16.9/MWh	£18.3/MWh	£20.3/MWh
Market Price(1)	£16.7/MWh	£18.6/MWh	(2)

Source:	British Energy

(1)	The Market Price quoted is the average of the mid-point of the closing prices for annual baseload contracts during the year prior to delivery as reported on European Daily Electricity Markets, published by Heren Energy.

(2)	An equivalent market price for contracts traded in 2001/02 is not available because of limited liquidity immediately before the introduction of NETA on 27 March 2001.

Operating costs

In general, the operation of nuclear power stations is characterised by high fixed costs. Fixed costs include costs of decommissioning our power stations and other costs that are unique to the nuclear power generation industry. Fuel costs represent our most significant operating cost and reflect not only the amount of fuel burnt during the period (based on total output) and the efficiency of our fuel utilisation (the percentage of nuclear fuel used before it is removed from the reactor) but also including the cost of reprocessing and storage of spent fuel and storage and disposal of nuclear waste, collectively referred to as back-end fuel costs.

Rateable values

The rates that are assessed on our power stations represent a significant cost of our business (£74m in the year to 31 March 2004). Rateable values are set by the Valuation Office Agency in England and Wales and by the Scottish Assessors in Scotland and recalculated once every five years. Phasing provisions moderate the impact of significant changes in value. The Office of the Deputy Prime Minister (ODPM) is presently consulting on the phasing mechanism for the next revaluation cycle. We, and other generators, are participating in this consultation and arguing that reductions in rates should be implemented immediately whilst significant increases should continue to be phased in. The ODPM is expected to reach a decision on the phasing later this year. The new assessed rates will take effect from 1 April 2005.

New BNFL Contracts

On 31 March 2003 and 16 May 2003 respectively, we exchanged contracts covering front-end and back-end fuel services, which give effect to the non-binding heads of terms which we entered into with BNFL on 28 November 2002 (the New BNFL Contracts). The revised and amended front-end and back-end fuel arrangements provide for elements of the amounts paid to BNFL to reflect changes to wholesale electricity prices within certain agreed parameters, thereby partially hedging our fuel costs against market price movements. The amendments to the Existing AGR Fuel Supply Agreements (which are set out in the March 2003 Deeds of Amendment) became effective on 1 April 2003 but (except in relation to the supply of uranics by BNFL to BEG until 31 March 2006) may be terminated if the Restructuring is not completed. The Post 2006 AGR Fuel Supply Agreements, and the amendments to the existing back-end

PART III — OPERATING AND FINANCIAL REVIEW AND PROSPECTS — (Continued)

contracts (which will become the BNFL Historic Contracts) and the New Spent Fuel Agreements are also conditional on completion of the Restructuring. Under the terms of the New Standstill Agreement, pending implementation of the Restructuring and the effectiveness of the New Spent Fuel Agreements, our payments to BNFL for back-end fuel services are being made as if the New Spent Fuel Agreements had become effective on 1 April 2003.

The profit and loss account for the year ended 31 March 2004 was prepared on the basis of the existing BNFL contracts in respect of back-end fuel costs, pending satisfaction of the BNFL Conditions. The accounting treatment has taken this approach, as this element of the Restructuring will have a retrospective impact. Consequently, our results of operations for the year ended 31 March 2004 do not reflect the profit and loss account savings that will arise under the New BNFL Contracts, which we estimate would have amounted to £58m for the year ended 31 March 2004 (see note 4 to the unaudited pro forma income statement in Part V: Unaudited pro forma financial information). This amount will be recognised on the completion of the Restructuring, together with other restructuring adjustments. The saving has been calculated using an average electricity price, as defined in the New BNFL Contracts, of £17.6 per MWh.

As noted above, and as part of the standstill arrangements, we have made payments during the year ended 31 March 2004 to BNFL as if the New Spent Fuel Agreements were in place. The difference in the cash payments, taken together with the profit and loss account savings under the New Spent Fuel Agreements, means that included within current liabilities are amounts due to BNFL which will never be paid, provided the Restructuring is completed. These amounts totalled £306m as at 31 March 2004 and £113m as at 31 March 2003.

The pricing provisions in the New BNFL Contracts are intended to enable us to reduce the proportion of our fuel costs which are fixed by providing for a discount when the wholesale market price of electricity is below a specified amount and a surcharge when above this amount. In this way the amended provisions are intended to mitigate our exposure to variations in the wholesale electricity markets within specified parameters.

Impairment of fixed assets

During the period we have undertaken annual reviews of the carrying value of our fixed assets compared with the economic value and net realisable value of those assets. In carrying out the economic valuations, significant estimates are made of the future cash flows being generated by the assets, taking into account current and expected future market conditions and the expected lives of our power stations. The assessment of future market conditions including expectations of electricity prices, which requires, for example, a view of likely over capacity in the market over a number of years and the likely timing of the market returning to new entrant prices. The actual outcome can vary significantly from our forecasts, thereby affecting our assessment of expected future cash flows. The expected future cash flows are discounted at a rate approximating to our weighted average cost of capital as this is the rate most representative of those assets. The impairment reviews resulted in the value of our fixed assets being written up by £295m for UK GAAP during the year ended 31 March 2004, and written down by £3,738m and £300m in the years ended 31 March 2003 and 2002 respectively.

Capital expenditures

Following the substantial write down of our fixed asset carrying values with respect to our power stations during the year ended 31 March 2003, it has not been possible to demonstrate that expenditure of a capital nature has enhanced the value of our fixed assets. Accordingly, the cost of non-recurring expenditures as well as expenditures on strategic spares during the year ended 31 March 2004 has been recognised as an operating cost in our profit and loss account. We estimate that, of the total investment in power stations of £92m during the year ended 31 March 2004, approximately £70m would have been capitalised as capital expenditure but for the impairment review. The principal determining factor in the recommencement of the

PART III — OPERATING AND FINANCIAL REVIEW AND PROSPECTS — (Continued)

capitalisation of such expenditure will be a demonstrable and sustainable improvement in reliability of output arising as a result of incurring such expenditure. There is no certainty as to when this will occur and the accounting treatment for future capital expenditure will be assessed when it is incurred.

Nuclear power station accounting lives

Accounting lifetimes of our nuclear power stations reflect our current assessment of potential life-limiting technical factors and independent engineering assessments. The operating lifetime of a nuclear power station is limited principally by the lifetime of items which are uneconomical to replace such as the graphite core, the boiler (in AGRs) and other components inside the reactor pressure vessel. The methodologies and technology used to evaluate the expected lifetimes of nuclear stations are dynamic, resulting in progressively improved measurement capabilities that allow us to determine whether the safety case for an extended accounting life of a nuclear power station can be supported. The estimates of nuclear power station accounting lives are therefore subjective. The extension of a nuclear power station’s life may improve our results, in light of the incremental income and the largely fixed cost base. We have not considered it appropriate to extend the accounting lives of any of our nuclear power stations in the financial year ended 31 March 2004. As noted in Part I: Description of the New British Energy Group under the paragraph headed: Extension of operating lifetimes, the consent of the NDA pursuant to the terms of the NLFA is required, in certain circumstances, for station lifetime extension.

Non-operational factors affecting our results of operations

Revalorisation

In each financial year during the periods under review, we recompute our back-end fuel costs and decommissioning costs to reflect the impact of inflation during the year and to remove the effect of one year’s discount to the estimated costs of decommissioning (which is capitalised at the commencement of commercial operation of a nuclear power station) and depreciated over the life of the station as the estimated payment date moves a year closer. These two effects combined, known as “revalorisation,” are accounted for as part of the financing charge in our profit and loss account. The charge in respect of the revalorisation of decommissioning liabilities is partially offset by a credit in respect of the actuarially determined value of the NDF on an assumed long term real rate of return of 3 per cent. on investments. The amount of the revalorisation charge in any given year will be affected, principally, by the rate of inflation in the UK. For the periods under review, the rate of inflation has fluctuated from 1.7 per cent. in 2002 to 2.6 per cent. in 2004.

Under the Restructuring, the existing NDF will be enlarged into and renamed the NLF. New British Energy Group will make periodic contributions to the NLF as well as an initial contribution of £275m in New Bonds. In addition, the NLF will be entitled to receive the NLF Cash Sweep Payment, which is convertible into Convertible Shares at its option. Following the Restructuring, therefore, we will continue to recognise a revalorisation charge. However, we anticipate that this expense, so long as it stems from qualifying nuclear liabilities, will be offset by an equal and opposite credit as the discount on the NLF or Secretary of State receivable is unwound. For further information on revalorisation, see Note 6 of Part V: Unaudited pro forma financial information, Notes to the unaudited pro forma consolidated income statement.

Discontinued operations

During the periods under review, we disposed of our interests in Bruce Power, our Canadian operations, and of our interest in AmerGen, a joint venture in the United States. The results of operations of Bruce Power and the share of joint venture turnover from AmerGen during the periods under review were recognised as discontinued operations.

PART III — OPERATING AND FINANCIAL REVIEW AND PROSPECTS — (Continued)

Disposal of Bruce Power

In May 2001, our 82.4 per cent. owned Canadian subsidiary, Bruce Power, leased the two nuclear power stations at the Bruce nuclear site in Canada from the Ontario Provincial Government (OPG). In the period of 1 April 2002 to 14 February 2003, Bruce Power generated 19.2 TWh and made an operating profit contribution before minority interest of £97m.

On 14 February 2003, we sold our entire interest in Bruce Power to a consortium consisting of Cameco Corporation (an existing partner in Bruce Power), BPC Generation Infrastructure and TransCanada Pipelines Limited. At completion of the disposal, we received initial consideration of C$627m (after minor closing adjustments), and a payment of C$51m in recognition of our earlier capital contributions paid to Bruce Power. On 28 April 2003, we announced that we had received a further C$20m that had been retained upon completion of the sale for a possible price adjustment relating to pensions, following confirmation that no such adjustment was required within specified time periods.

In addition to the consideration received at the time of the disposal of our interest in Bruce Power, we are entitled to receive up to C$100m, contingent on the restart of Units 3 and 4 at the Bruce plant within specified time periods. On 22 March 2004, we received C$20m for the restart of Unit 4 and, on 25 May 2004, we received a further C$10m in respect of the restart of Unit 3. While discussions are continuing with OPG regarding the release of further amounts, if any, the total amount that may be released will be substantially less than C$100m.

Pursuant to the terms of the sale of Bruce Power, a further C$20m was retained as security against any representation and warranty claims. On 12 February 2004, we received a notice of warranty claims from the purchasers alleging breach of certain warranties and representations relating to tax matters and the condition of the Bruce Power station. We expect that the C$20m will remain in trust pending resolution of the dispute. For additional information regarding these claims, see Part X: Additional information, paragraphs 16.2 and 16.3.

Disposal of AmerGen

On 23 December 2003, British Energy Investment Limited (BEIL) announced the completion of the disposal of our 50 per cent. interest in AmerGen to Exelon, our equal joint venture partner in AmerGen. AmerGen operates three nuclear power stations in the United States. AmerGen contributed an operating profit of £43m during the year ended 31 March 2003 and £21m during the year ended 31 March 2004.

At closing, consideration of approximately US$277m was received prior to adjustments relating to working capital levels, unspent nuclear fuel, inventory, capital expenditures and low-level waste disposal costs which were to be determined as at the time of closing. Finalisation of these adjustments is still outstanding. Approximately £94m of the consideration was used to pay down outstanding amounts under the Government Facility and the balance was used to fund ongoing working capital requirements.

Prior to the disposal of our interest in AmerGen to Exelon, we entered into a conditional agreement to dispose of our interest in AmerGen to the FPL Group Inc., subject to Exelon’s right of first refusal to purchase our interest on the same terms and conditions as those offered by FPL. Exelon exercised its right of first refusal and, as a result, the original agreement with FPL terminated on 13 October 2003. As a consequence, on 24 December 2003 we paid a break fee of US$8.3m to FPL.

In connection with the disposal of our interest in AmerGen, we gave certain indemnities and guarantees. As a result of an accounting adjustment made by Exelon to the value of nuclear fuel contained in AmerGen’s balance sheet dated 21 December 2003, we may be required to pay Exelon up to US$13.7m. We are disputing the claim and have served a dispute notice on Exelon on 4 June 2004 to preserve our rights.

PART III — OPERATING AND FINANCIAL REVIEW AND PROSPECTS — (Continued)

Exceptional operating and financing items

During the three years ended 31 March 2004, our financial results have been significantly impacted by a number of exceptional operating and financing items. The table below summarises the impact of exceptional operating and financing items (before tax) for each of the three prior financial years.

	Year ended 31 March
	2004	2003	2002
	(pounds in m)
(Reversal of write-down)/write-down of fixed asset carrying values	(295)	3,738	300
UK decommissioning fund (credit)/charge	(13)	13	—
Provision for slow moving stocks	—	57	—
Restructuring costs	43	35	—
Onerous trading contracts	—	2	209
Siemens settlement	(18)	—	—
Nuclear Energy Agreement	—	(41)	—

Exceptional (credits)/charges included within operating results	(283)	3,804	509
UK/AmerGen decommissioning fund (credit)/charge	(68)	159	27
(Credit)/charge for interest rate swap provision	(5)	56	—
Write-off of capitalised borrowing costs	—	6	—

Exceptional items included within financing costs	(73)	221	27
Exceptional (gain)/loss on sale of joint venture and businesses	(47)	35	(4)

Total net exceptional (credits)/charges	(403)	4,060	532

We recognised net exceptional operating and financial credits of £403m for the year ended 31 March 2004, and net exceptional operating and financial charges of £4,060m for the year ended 31 March 2003 and £532m for the year ended 31 March 2002. These exceptional items were comprised of:

For the year ended 31 March 2004:

•	An exceptional credit of £295m following the review of the carrying value of our fixed assets to reflect the partial reversal of previous impairment losses. At 31 March 2004, we reassessed the fixed asset carrying values of our nuclear power stations, determining that revisions to the impairment of their fixed asset carrying values were appropriate principally due to an expectation of higher electricity prices. The carrying value of our nuclear stations was calculated by discounting the expected future cash flows from the continued use of the assets.

•	An exceptional charge of £43m relating to advisory fees and other costs associated with the Restructuring.

•	An exceptional credit of £18m from the settlement of a dispute with Siemens Power Generation Limited in connection with work carried out relating to the design and manufacture of turbines at Heysham 2.

•	Total NDF and AmerGen decommissioning fund exceptional credits of £81m (NDF: £59m; AmerGen: £22m):

•	At 31 March 2004, the market value of the NDF had increased to £440m compared with £334m for the year ended 31 March 2003 thereby necessitating an exceptional credit of £59m for the year ended 31 March 2004. The £59m included a £13m exceptional credit to reverse the write-down on non-operational assets made in the year ended 31 March 2003. The remaining balance of the restatement to market value of £46m has been dealt with as an exceptional financing credit to reverse previously written-down revalorisation amounts.

PART III — OPERATING AND FINANCIAL REVIEW AND PROSPECTS — (Continued)

•	The market value of the AmerGen decommissioning fund had also increased and our share of the exceptional credit was £22m in the year 31 March 2004.

•	At 31 March 2004, the value of interest rate swaps were marked to market and the resultant valuation was lower than the book value. The exceptional credit is £5m for the year ended 31 March 2004.

•	An exceptional credit of £47m related to the gain on the sale of our investments in AmerGen and Offshore Wind and receipts in relation to the re-start of the Bruce A reactor.

For the year ended 31 March 2003:

•	An exceptional charge of £3,738m (which was reversed in part in the year ended 31 March 2004 as described above) resulted from the write-down of our fixed assets. This is explained below:

•	The carrying value of the nuclear stations was calculated by discounting the expected future cash flows (on a pre-Restructured basis) from continued use of the assets, having made appropriate assumptions regarding future operating performance, including in relation to electricity price assumptions. The valuation of the Eggborough power station was based on an assessment of net realisable value.

•	The electricity price assumptions were a significant component of the asset value calculation. We considered the market’s views on future prices of wholesale electricity and also specifically commissioned and commercially available forecasts. We considered the potential for rationalisation of generation capacity in the UK and the potential effect on the market of changes in Government policy on renewables generation and of any potential changes to that policy. In determining the price assumptions, we also took account of the effect on the market as a result of the dramatic fall in prices over the two years ended 31 March 2003 and took a cautious view on there being a significant recovery in prices.

•	At 31 March 2003, the market value of the NDF at £334m was lower than the value of £458m that would have been derived from revalorising the amounts contributed. As a result, an exceptional charge of £124m was recognised to record the fund at market value of which £111m relates to the write-off of previous revalorisation and £13m has been classified as a write-off of non-operational assets.

•	The market value of the AmerGen decommissioning fund was also lower than the value that would have been derived from revalorising the amounts contributed. Our share of the adjustment required to restate the value of the fund to market value is £48m, all of which relates to previous revalorisation.

•	The total of the decommissioning funds’ exceptional revalorisation charges amounted to £159m.

•	An exceptional charge of £57m related to a provision for slow-moving and obsolete stocks.

•	An exceptional charge of £35m related to advisory and other costs associated with the Restructuring.

•	A £2m charge when two trading contracts were terminated, thus giving rise to claims for certain amounts which became payable. The amounts reflect the claimed amounts that have been agreed in principle with the three relevant counterparties for the purposes of Restructuring.

•	An exceptional credit of £41m related to the revised terms for the electricity supply agreement with ScottishPower and Scottish and Southern Energy. Under the terms of the agreement, we released a balance of £41m in respect of cash previously received.

PART III — OPERATING AND FINANCIAL REVIEW AND PROSPECTS — (Continued)

•	An exceptional charge of £56m related to interest swap provisions in respect of interest rate swap contracts which are no longer effective as hedges.

•	An exceptional charge of £6m related to borrowings that are now part of the Restructuring. These costs had been capitalised and were being amortised over the duration of the borrowings.

•	An exceptional charge of £35m related to a loss on our disposal of Bruce Power and Huron Wind. The calculation of the loss on disposal incorporates receipt of the C$20m retention relating to pensions.

For the year ended 31 March 2002:

•	An exceptional charge of £300m resulting from the write-down of our investment in the Eggborough power station. This write-down arose as a result of lower than anticipated electricity selling prices in England and Wales and our assessment as to the effect of continued over-capacity in the UK electricity market on the value of similar coal-fired power stations.

•	An exceptional charge of £209m arising as a result of a provision for three significant out-of-the-money trading contracts due to lower than anticipated electricity prices in the UK. These contracts had previously been accounted for as a hedge against our electricity output in the UK. However, since the introduction of NETA, these contracts were no longer accounted for as hedge contracts and, because they were out-of-the-money, they were provided for as onerous contracts under UK GAAP.

•	An exceptional charge of £27m related to the market value of the NDF.

•	An exceptional credit of £4m related to the gain on the sale of our investment in Humber Power Limited. We acquired a 12.5 per cent. interest in Humber Power Limited, the operator of a 1,260 MW combined cycle gas fired power plant in 1997.

Results of operations for the year ended 31 March 2004 compared with the year ended 31 March 2003

Turnover

Turnover and our share in turnover from the AmerGen joint venture for the year ended 31 March 2004 was £1,660m. Turnover from continuing activities for the year ended 31 March 2004 was £1,516m, a decrease of £12m compared with turnover from continuing activities of £1,528m for the year ended 31 March 2003. Turnover from discontinued activities for the year ended 31 March 2003 was £375m and represented sales by Bruce Power prior to its disposal on 14 February 2003. The principal factors resulting in the decrease in turnover from continuing activities are set forth in the table below.

Changes in Turnover from 2003
(pounds in m)
Increased/(Decreased) Turnover:
Due to increased output	57
Due to lower achieved electricity prices	(103)
Due to increased energy supply costs recharged to customers	76
Decrease in miscellaneous sales	(1)
Decrease in exceptional turnover	(41)

Total decrease in turnover	(12)

PART III — OPERATING AND FINANCIAL REVIEW AND PROSPECTS — (Continued)

The decrease in turnover was primarily due to lower realised prices for our electricity. Our realised price1 for the year ended 31 March 2004 was £16.9 per MWh compared with £18.3 per MWh for the year ended 31 March 2003, a 7.7 per cent. decrease. For a discussion on the movement of prices and our strategy on trading, see the paragraph headed: Role of trading.

The decrease in realised prices for electricity was partially off-set by the growth in our DSB and increases in output. Our DSB has become one of our more important routes to market. Our target customer base is predominantly amongst the energy intensive industrial and commercial users, with electricity demands of over 1,000 MWh per annum. In the year ended 31 March 2004, we had contracts in place to supply some 1,350 direct supply customers at 7,500 sites. Our DSB has increased by almost 30 per cent. in volume terms in the year to 31 March 2004, to 29.1 TWh. The volume of power sold directly to customers through the DSB is now equivalent to 40 per cent. of total output. This follows an increase of 20 per cent. in volume terms in the year to 31 March 2003. The table below sets forth the turnover generated by our each of our wholesale and direct supply routes to market.

	Year ended 31 March
	2004	2003
	(pounds in m)
Turnover analysis
Wholesale generation	703	852
Direct supply (including energy supply costs)	782	603

Total turnover	1,485	1,455
Less: energy supply costs	(260)	(184)

Total turnover excluding energy supply costs	1,225	1,271

Per cent. split — excluding energy supply costs
Wholesale generation	57%	67%
Direct supply	43%	33%

Total output from our plants in the UK for the year ended 31 March 2004 was 72.6 TWh, representing an increase of 3.1 TWh as compared with total output of 69.5 TWh for the year ended 31 March 2003. This increase was the result of output increases of 1.2 TWh from our nuclear plants and 1.9 TWh from the Eggborough power station. Our nuclear output was nevertheless affected by a number of unplanned outages. In particular, the major outage in both reactors at Heysham 1 resulted in the loss of 3.2 TWh due to cast iron pipe-work failure. The outages at Heysham 1 were equivalent to some £71m of lost profit contribution inclusive of imbalance costs and associated fuel savings. Output at the Eggborough power station increased in 2004 compared to prior years in order to take advantage of higher electricity prices and to provide cover for the unplanned outages at our nuclear plants during the year.

[1]	Realised price is calculated by dividing UK turnover, net of energy supply costs and miscellaneous and exceptional income, by total output during the same period.

PART III — OPERATING AND FINANCIAL REVIEW AND PROSPECTS — (Continued)

Operating costs

Total operating costs (including exceptional items) for continuing activities for the year ended 31 March 2004 were £1,176m compared to £5,327m in the year ended 31 March 2003. Operating costs from continuing activities (excluding exceptional items) were £1,459m for the year ended 31 March 2004, a reduction of £23m compared to £1,482m for the year ended 31 March 2003. The following table sets forth the various components of our operating costs for the years ended 31 March 2004 and 2003.

	Year ended 31 March
	2004	2003
	(pounds in m)
Continuing activities excluding exceptional items:
Fuel	413	371
Materials and services	512	425
Staff costs	224	229
Depreciation charges	50	273
Energy supply costs	260	184

	1,459	1,482

Continuing activities — exceptional items:
Materials and services	25	94
Depreciation (credits)/charges due to impairment review	(295)	3,738
Amounts (credited)/charged to non-operational assets	(13)	13

	(283)	3,845

Continuing activities — total costs:
Fuel	413	371
Materials and services	537	519
Staff costs	224	229
Depreciation (credits)/charges	(245)	4,011
Energy supply costs	260	184
Amounts (credited)/charged to non-operational assets	(13)	13

Total operating costs —continuing activities	1,176	5,327

Fuel costs

Total fuel costs for the year ended 31 March 2004 amounted to £413m, an increase of £42m compared with £371m for the year ended 31 March 2003. Nuclear fuel costs were £318m for the year ended 31 March 2004, representing an increase of £20m as compared with £298m for the year ended 31 March 2003. Coal costs were £95m for the year ended 31 March 2004, representing an increase of £22m as compared with £73m for the year ended 31 March 2003.

Of the £20m increase in the cost of nuclear fuel, £7m was attributable to increased output from our plants, offset by savings and efficiencies of £1m. The main increase, however, was due to costs in 2003 being £14m lower following a one-off review of contract cost schedules with BNFL in 2003. The £22m increase in coal costs related primarily to the increase in output from the Eggborough power station for the year ended 31 March 2004.

Materials and services

Materials and services costs comprise the operating expenses of the power stations and support functions (such as administrative, engineering and maintenance costs), excluding fuel costs, staff costs and depreciation. The costs of materials and services for the year ended 31 March 2004, excluding exceptional items, were £512m compared with £425m for the year ended 31 March 2003, an increase of £87m. The increase in materials and services costs was largely the

PART III — OPERATING AND FINANCIAL REVIEW AND PROSPECTS — (Continued)

result of capital investment expenses of £92m that were expensed as operating costs for the year ended 31 March 2004. This arose because it was not possible to demonstrate that this expenditure enhanced the value of our fixed assets after taking account of the impairment review. We have reviewed the capital investment expenditure of £92m incurred, primarily on our power stations, and concluded that of this amount, £70m may have been capitalised in the absence of the impairment review. The balance of capital investment expenditure of £22m has been classified as refurbishment costs within materials and services.

Staff costs

Staff costs decreased by £5m from £229m for the year ended 31 March 2003 to £224m for the year ended 31 March 2004 mainly due to reduced severance costs of £11m but this was partly offset by salary inflation and an increased head count.

Depreciation

Depreciation charges (excluding exceptional charges) were £50m for the year ended 31 March 2004 compared to £273m for the year ended 31 March 2003. The charges for depreciation for the year ended 31 March 2004 were significantly affected by the fixed assets write down of £3,738m at 31 March 2003. For additional information regarding the writedown of these assets, see Note 12 in Section I of Part IV: Financial information.

Energy supply costs

Energy supply costs mainly comprise the costs incurred by our DSB for the use of the distribution and transmission systems. These costs, however, are passed on to our customers and are fully recovered through turnover.

For the year ended 31 March 2004, energy supply costs also included costs of £36m related to meeting the cost of compliance with the Renewables Obligation. We are required to comply with the Renewables Obligation as part of the regulations introduced by the Government which are intended to address climate change. The costs for the year ended 31 March 2004 were £260m compared with £184m for the year ended 31 March 2003, an increase of £76m. This increase reflects the inclusion of Renewables Obligation costs and growth in the DSB since 31 March 2003 as discussed above.

Discontinued activities

Operating costs from discontinued activities for the year ended 31 March 2003 were £278m and represented the costs of Bruce Power prior to its disposal on 14 February 2003.

Operating profit/(loss)

The following table sets forth certain summary operating information and the variance from period to period as indicated.

Operating profit/(loss):

	Year ended 31 March		Variance
	2004	2003	2003-2004
	(pounds in m)
Operating profit before exceptional items — continuing activities	57	5	52
Exceptional items	283	(3,804)	4,087

Total operating profit/(loss) — continuing activities	340	(3,799)	4,139
Operating profit — discontinued activities	—	97	(97)

Group operating profit/(loss)	340	(3,702)	4,042

PART III — OPERATING AND FINANCIAL REVIEW AND PROSPECTS — (Continued)

The increase of £52m in operating profit before exceptional item for continuing activities, over the results for the year ended 31 March 2003 is explained as follows:

(pounds in m)
Increased/(decreased) operating profit due to:
Output increases — turnover	57
Output increases — operating cost impact	(31)
Price movements	(103)
Capital investment expenditure now expensed	(92)
Depreciation decrease	223
Other	(2)

Variance	52

Share of operating profit of discontinued joint venture

On 22 December 2003, we sold our 50 per cent. share in AmerGen to Exelon for US$277m. Our share of the operating profit of AmerGen prior to the date of disposal was £21m. Our share of operating profit was £43m for the year ended 31 March 2003. This reduction of £22m was due to an extended outage at the Three Mile Island nuclear power station and the contribution of only a part-year result within the period.

Financing charges, net interest and revalorisation

The total financing charges were £176m, consisting of revalorisation and net interest of £249m, exceptional financing credits of £5m and exceptional revalorisation credits of £68m. This compares with total financing charges of £498m for the year ended 31 March 2003 made up of revalorisation and net interest of £277m, exceptional financing charges of £62m and exceptional revalorisation of £159m.

The total financing charges are analysed below:

	Year ended 31 March
	2004	2003
	(pounds in m)
Revalorisation of nuclear liabilities	215	228
Revalorisation of decommissioning fund	(28)	(29)
Revalorisation of other provisions	—	10
Share of revalorisation of joint venture	(2)	(4)

Total revalorisation	185	205
Net interest expense	64	72

Financing charges before exceptional items	249	277
Exceptional interest (credit)/charge	(5)	62
Exceptional revalorisation (credit)/charge	(68)	159

Total financing charges	176	498

The net revalorisation charge (excluding exceptional items) was £185m, a decrease of £20m from the year ended 31 March 2003 principally due to a reduction in inflation and discontinuation of revalorisation of onerous contract provisions. The weighted average of RPI and RPIX used to revalorise our nuclear liabilities was 2.4 per cent. compared with 3.0 per cent. for the year ended 31 March 2003.

The net interest expense charge of £64m for the year ended 31 March 2004 was £8m lower than the charge for the year ended 31 March 2003. The principal reasons for this decrease were due

PART III — OPERATING AND FINANCIAL REVIEW AND PROSPECTS — (Continued)

to lower charges in relation to the interest rate swaps and additional interest earned on deposits. These increases were offset by an increase in standstill interest due to a full year charge in the year ended 31 March 2004.

In the year ended 31 March 2003, there were exceptional interest charges of £62m resulting from the provision for the out-of-the-money element of interest rate swaps which were no longer considered to be effective as hedges and the write-off of borrowing costs. The borrowing costs had been previously capitalised and were being amortised over the expected duration of loan financing in respect of the acquisition of the Eggborough power station. For the year ended 31 March 2004, there were exceptional interest credits of £5m reflecting a partial reversal of the provision for interest rate swaps.

Profit/(loss) before tax

The profit before taxation was £232m compared with a loss before tax of £4,192m in the year ended 31 March 2003. The main reason for the movement of £4,424m is the exceptional costs in the prior year, some of which were partially reversed in the period.

Taxation

There was a £2m taxation credit on ordinary activities for the period relating to the release of an over provision for foreign tax in prior years. The share of taxation for the discontinued joint venture was £nil, comprising a tax charge on trading results to the date of the AmerGen disposal of £9m, offset by credits for overprovisions of £9m in earlier years.

In the year ended 31 March 2003, there was a net tax credit of £368m, comprising tax charges of £18m on North American activities, £10m share of taxation for joint venture and a £396m credit for release of UK deferred tax provisions. The deferred tax credit in the year ended 31 March 2003 arose as a result of the exceptional charges.

The deferred tax assets of £291m and £150m at 31 March 2004 and at 31 March 2003 respectively were not recognised because there is insufficient certainty of recovery within the foreseeable future.

Earnings per share

The earnings per share in the period was 38.9p compared to a deficit of 638.0p for the year ended 31 March 2003, being an improvement of 676.9p.

Results of operations for the year ended 31 March 2003 compared with the year ended 31 March 2002

Turnover

Turnover in the year ended 31 March 2003 was £1,903m, a decrease of £146m compared with turnover of £2,049m for the year ended 31 March 2002. The principal factors resulting in this decrease are set forth in the table below.

Changes in turnover from 2002
(pounds in m)
Decreased UK turnover
Due to decreased output	(118)
Due to lower achieved electricity prices	(111)
Due to exceptional NEA income	41
Increase in miscellaneous income	15

Decrease in turnover from continuing activities	(173)

Increase in Bruce Power turnover	27

Total decrease in turnover	(146)

PART III — OPERATING AND FINANCIAL REVIEW AND PROSPECTS — (Continued)

Our output in the UK was 69.5 TWh in the year ended 31 March 2003 as compared with 74.7 TWh in the year ended 31 March 2002. Nuclear generation output was 63.8 TWh in the year ended 31 March 2003 compared with 67.6 TWh in the year ended 31 March 2002. Eggborough power station output fell from 7.1 TWh to 5.7 TWh in the year ended 31 March 2003. Decreased output from our UK power stations resulted in reduced turnover of £118m.

Our realised price during the year ended 31 March 2003 was £18.3 per MWh, a decrease of 10 per cent. as compared with the prior year, resulting in a decrease in our UK turnover of £111m. UK turnover increased by £41m in respect of the exceptional credit relating to the release of the balance that had been held awaiting settlement of our dispute with Scottish Power and Scottish and Southern Energy for the Nuclear Energy Agreement. Miscellaneous income increased by £15m, mainly due to insurance receipts relating to outages at Torness. The increase in turnover at Bruce Power was mainly due to increased electricity prices, offset to some extent by a reduction in output.

	Year ended 31 March
	2003	2002
	(pounds in m)
Turnover analysis
Wholesale generation	852	1,162
Direct supply (including energy supply costs)	603	522

Total turnover	1,455	1,684
Less: energy supply costs	(184)	(171)

Total turnover excluding energy supply costs	1,271	1,513

Per cent. split - excluding energy supply costs
Wholesale generation	67%	77%
Direct supply	33%	23%

PART III — OPERATING AND FINANCIAL REVIEW AND PROSPECTS — (Continued)

Operating costs

Operating costs were £5,605m in the year ended 31 March 2003, an increase of £3,285m compared with £2,320m in the year ended 31 March 2002. Excluding exceptional items, operating costs decreased by £51m to £1,760m in the year ended 31 March 2003 from £1,811m in the year ended 31 March 2002. The following table sets forth the various components of our operating costs for the years ended 31 March 2003 and 31 March 2002.

	Year ended 31 March
	2003	2002
	(pounds in m)
Continuing activities excluding exceptional items:
Fuel	371	467
Materials and services	425	395
Staff costs	229	202
Depreciation charges	273	280
Energy supply costs	184	171

	1,482	1,515

Continuing activities — exceptional items:
Materials and services	94	209
Depreciation charges due to impairment review	3,738	300
Amounts charged to non-operational assets	13	—

	3,845	509

Continuing activities — total costs:
Fuel	371	467
Materials and services	519	604
Staff costs	229	202
Depreciation charges	4,011	580
Energy supply costs	184	171
Amounts charged to non-operational assets	13	—

Total operating costs — continuing activities	5,327	2,024

Discontinued activities
Fuel	17	23
Material and services	143	149
Staff costs	111	119
Depreciation	7	5

	278	296

Total operating costs	5,605	2,320

Fuel costs for our continuing UK activities were £371m in the year ended 31 March 2003 compared with £467m in the year ended 31 March 2002. The reduction reflects decreased output by our UK power stations, fuel efficiencies, price variances and changes in accounting estimates.

Materials and services costs comprise the operating expenses for the power stations and support functions (such as administrative, engineering and maintenance costs) excluding fuel costs, staff costs and depreciation. Materials and services costs for our continuing UK activities in the year ended 31 March 2003 were £519m, a decrease of £85m compared with the year ended 31 March 2002. These figures include exceptional charges in the year ended 31 March 2003 of £57m in respect of a write down of slow moving stocks, £35m in respect of Restructuring costs and £2m in respect of additional provisions for onerous trading contracts. They include exceptional charges of £209m in the year ended 31 March 2002 in respect of provisions for onerous trading contracts. Excluding these exceptional items, materials and services costs for our continuing UK activities increased by £30m to £425m in the year ended 31 March 2003 compared with £395m in the year ended 31 March 2002. This increase was primarily due to the costs associated with a higher number of outages in the year ended 31 March 2003.

PART III — OPERATING AND FINANCIAL REVIEW AND PROSPECTS — (Continued)

Staff costs

Staff costs for our continuing UK activities in the year ended 31 March 2003 were £229m, an increase of £27m compared with the year ended 31 March 2002. The main reason for the increase was additional severance costs of £8m.

Depreciation

Depreciation charges for our continuing UK activities were £4,011m in the year ended 31 March 2003 compared with £580m in the year ended 31 March 2002. These figures include exceptional charges associated with the write down of our fixed assets amounting to £3,738m in the year ended 31 March 2003 and £300m in the year ended 31 March 2002. Excluding these exceptional charges, the depreciation charges for our continuing UK activities decreased by £7m to £273m in the year ended 31 March 2003 compared with £280m in the year ended 31 March 2002.

Amounts written off as non-operational assets in our continuing activities amounted to £13m in the year ended 31 March 2003 compared to £nil in the year ended 31 March 2002. This amount consists of an exceptional item relating to the write down of the UK decommissioning fund receivable.

Energy supply costs

Energy supply costs in the UK were £184m in the year ended 31 March 2003 compared with £171m in the year ended 31 March 2002. The increase primarily reflects the increase of sales through our DSB.

Discontinued activities

Operating costs in our discontinued Canadian activities were £278m in the year ended 31 March 2003 compared with £296m in the year ended 31 March 2002. The decrease was partly attributable to reduced fuel costs arising from the reduction in output and partly attributable to operational efficiencies.

Our share of the operating profit of AmerGen increased by £6m to £43m in the year ended 31 March 2003. The output from the three AmerGen power stations totalled 20.2 TWh in the year ended 31 March 2003, an increase of 1.5 TWh compared with 18.7 TWh in the year ended 31 March 2002.

Operating loss

The following table sets forth certain summary operating information and the variance from period to period as indicated.

Operating profit/(loss):

	Year ended 31 March		Variance
	2003	2002	2002-2003
	(pounds in m)
Operating profit before exceptional items — continuing activities	5	186	(181)
Exceptional items	(3,804)	(509)	(3,295)

Total operating loss — continuing activities	(3,799)	(323)	(3,476)
Operating profit — discontinued activities	97	52	45

Group operating loss	(3,702)	(271)	(3,431)

PART III — OPERATING AND FINANCIAL REVIEW AND PROSPECTS — (Continued)

The decrease of £181m in operating profit before exceptional items for continuing activities, over the results for the year ended 31 March 2002 is explained as follows:

(pounds in m)
Increased/(decreased) operating profit due to: Output decreases — turnover	(118)
Output decreases — operating cost impact	52
Price movements	(111)
Depreciation decrease	7
Other	(11)

Variance	(181)

The operating loss in the year ended 31 March 2003 was £3,702m compared with an operating loss of £271m in the year ended 31 March 2002. The operating loss of our continuing activities was £3,799m in the year ended 31 March 2003 compared with an operating loss of £323m in the year ended 31 March 2002. The operating profit of our discontinued activities was £97m in the year ended 31 March 2003 compared with an operating profit of £52m in the year ended 31 March 2002.

Excluding exceptional items, operating profit in the year ended 31 March 2003 was £102m, compared with an operating profit of £238m in the year ended 31 March 2002. The operating profit of our continuing activities was £5m in the year ended 31 March 2003 compared with an operating profit of £186m in the year ended 31 March 2002. The operating profit of our discontinued activities was £97m in the year ended March 2003 compared with an operating profit of £52m in the year ended 31 March 2002.

(Loss)/profit on sale of business

The results for the year ended 31 March 2003 include a loss of £35m in respect of the disposal of our interests in Bruce Power and Huron Wind. The results for the year ended 31 March 2002 include a profit of £4m on the disposal of our interests in Humber Power.

Financing charges

	Year ended 31 March
	2003	2002
	(pounds in m)
Revalorisation of nuclear liabilities	228	175
Revalorisation of decommissioning fund	(29)	(23)
Revalorisation of other provisions	10	12
Share of revalorisation of joint venture	(4)	(4)

Total revalorisation	205	160
Net interest expense	72	66

Financing charges before exceptional items	277	226
Exceptional interest (credit)/charge	62	—
Exceptional revalorisation (credit)/charge	159	27

Total financing charges	498	253

Financing charges, which comprise revalorisation charges and net interest expense, were £498m in the year ended 31 March 2003, an increase of £245m compared with £253m in the year ended 31 March 2002. The financing charges for the year ended 31 March 2003 include exceptional items amounting to £159m in respect of a write down of our decommissioning fund receivables, £56m in respect of a provision for interest rate swaps and £6m in respect of a write off of capitalised borrowing costs. Financing charges for the year ended 31 March 2002 include

PART III — OPERATING AND FINANCIAL REVIEW AND PROSPECTS — (Continued)

an exceptional write down of £27m in respect of the decommissioning fund receivable. Excluding these exceptional items, financing charges increased by £51m to £277m in the year ended 31 March 2003 compared with £226m in the prior year. The increase primarily reflects higher revalorisation as a result of higher UK inflation. Excluding the exceptional items, the revalorisation charge was £205m in the year ended 31 March 2003 compared with £160m in the prior year. The increase in revalorisation reflects the weighted average UK inflation rate of 3.0 per cent. in the year ended 31 March 2003 compared with 1.7 per cent. in the year ended 31 March 2002.

Taxation

In the year ended 31 March 2002 we adopted FRS19—”Deferred tax”, the UK deferred tax accounting standard, on a discounted basis. The tax credit for the year ended 31 March 2003 was £368m. Excluding tax relating to exceptional items, the tax credit for the year ended 31 March 2003 was £8m. The effective tax rate is higher than the standard rate of 30 per cent. as a result of overseas profits being taxed at rates in excess of 30 per cent., the impact of items that are non-deductible for tax purposes, such as the write-down of our investment in the Eggborough power station, and the impact of unwinding one year’s discount from our opening deferred tax liability. The tax charge for the year ended 31 March 2003 comprises a deferred tax credit of £396m, an overseas tax charge of £18m and a £10m charge in respect of AmerGen. The tax charge for the year ended 31 March 2002 comprise a prior year UK corporation tax credit of £11m, a deferred tax credit of £8m, an overseas tax charge of £15m and £29m charge in respect of AmerGen.

As of 31 March 2003 there were deferred tax assets of £382m and deferred tax liabilities of £20m on an undiscounted basis. Of the deferred tax asset, £262m relates to tax relief from operating losses carried forward. A further £64m relates to the expected tax relief associated with accrued decommissioning costs which were expected to be deductible against future taxable income and £56m relates to accelerated depreciation in excess of capital allowances. The deferred tax liability relates to other short term timing differences.

The net discounted deferred tax asset under UK GAAP at 31 March 2003 of £150m was not recognised as it is not likely to be realised due to uncertainty over its recoverability. The deferred tax liability was a discounted provision of £414m at 31 March 2002.

Deficit per share

There was a deficit per share of 638.0p per share for the year ended 31 March 2003 compared with a deficit per share of 86.8p per share in the year ended 31 March 2002.

Loss on ordinary activities

As a result of the factors discussed above, there was a loss on ordinary activities after taxation for the year ended 31 March 2003 of £3,824m compared with a loss of £508m in the year ended 31 March 2002. Excluding exceptional items there was a loss of £134m in the year ended 31 March 2003 compared with a loss of £32m in the year ended 31 March 2002.

Minority interests

There was a minority interest in respect of the 17.6 per cent. minority shares of the profits of Bruce Power of £17m in the year ended 31 March 2003 compared with £9m in the year ended 31 March 2002.

Review of our balance sheet items as at 31 March 2004

Fixed assets

At 31 March 2004 the Directors reassessed the fixed asset carrying values, in line with the requirements of FRS11, to determine whether any revisions to fixed asset carrying values were

PART III — OPERATING AND FINANCIAL REVIEW AND PROSPECTS — (Continued)

appropriate. In carrying out such a review the Directors concluded that, pending completion of the Restructuring it was appropriate to carry out a full review of valuations. The carrying value of the nuclear stations was calculated by discounting the expected future cash flows from continued use of the assets, having made appropriate assumptions regarding future operating performance. The valuation of the Eggborough power station was based on an assessment of net realisable value. Following the review the carrying value of fixed assets was increased by £295m to £931m at 31 March 2004 to reflect reversal of previous impairment losses.

Current assets

Total current assets increased in the year ended 31 March 2004 by £323m to £1,737m, from £1,414m in the year ended 31 March 2003. The largest component of this rise was the £240m increase in cash and liquid funds from £333m in the year ended 31 March 2003 to £573m in the year ended 31 March 2004. Included within cash and liquid funds at 31 March 2003 and 31 March 2004 is collateral of £209m and £297m respectively.

Total stocks were reduced by £10m. Nuclear fuel stocks were reduced by £18m following a supply chain review. This reduction was partly offset by an increase in stores of £7m mainly due to the acquisition of certain key strategic spares at Eggborough power station following a risk review and an increase in coal stock of £1m.

The level of total debtors reduced by £13m to £374m. This was due to a decrease in the taxation and social security balance recorded in debtors of £65m, which was reallocated to current liabilities. This decrease was offset by an increase in the pension prepayment of £29m and there was also an increase of £23m in trade debtors and other prepayments and other debtors.

The NDF (which will be enlarged and renamed the NLF) will be used to fund certain longer-term decommissioning costs. The balance sheet carrying value of the decommissioning fund receivable was restated to a market value of £440m compared to £334m for the ended 31 March 2003. The increase in market value reflected the upturn in equity market values that occurred in the year ended 31 March 2004 and the fact that we contributed £19m to the fund.

Current liabilities

The level of creditors due within one year (excluding borrowings) increased from £1,033m to £1,250m. The main movement was an increase in the level of nuclear liabilities classed as due within one year from £355m to £554m. The difference arose because the liability continues to be recorded under the existing contracts with BNFL (which will become the Historic Fuel Agreements on the Effective Date) while payments are based on the New Spent Fuel Agreements.

The other movements within creditors comprise a net increase in the other taxes and social security balances of £40m relating to the reallocation from debtors of £65m, reallocation of VAT from the tax creditors of £86m and an increase in the amount of £19m during the year ended 31 March 2004. Trade creditors decreased by £18m due to a reallocation of £86m, as mentioned, to the other taxes and social security balance and an increase in trade creditors of £68m. There were other decreases of £4m in retentions, accruals and other creditors.

Provisions for liabilities and charges

Included in provisions at 31 March 2004 were accrued nuclear liabilities of £1,776m, an increase of £103m over the year ended 31 March 2003. The liabilities increased due to additional fuel consumed in our nuclear power stations, revalorisation (inflation and removal of one year’s discount to restate the provision at balance sheet money values) and reduced by cash payments made during the year ended 31 March 2003.

PART III — OPERATING AND FINANCIAL REVIEW AND PROSPECTS — (Continued)

Pensions

Note 24 to the Financial Statements provides the disclosures required under the transitional requirements of FRS17, the UK accounting standard dealing with retirement benefits. The FRS17 valuation is based on a valuation of assets and liabilities at a particular point in time and does not necessarily take account of the long term nature of pension schemes. Movements in equity markets and bond yields can create considerable volatility in the FRS17 valuation at different points in time.

Under FRS17, the net pension deficit was £325m as at 31 March 2004, a decrease of £27m compared to the deficit of £352m as at 31 March 2003. The value of the scheme assets has increased with the rise of the equity markets, but this was offset by increased liabilities due to future higher inflation rate assumptions and improved actuarial information.

The Trustees of the Schemes follow an investment policy whereby a high proportion of the Scheme’s assets is invested in equities. One consequence of this investment policy, and the methodology and assumptions used for determining the schemes’ liabilities under FRS17, is that the difference between the market value of the schemes’ assets and its FRS17 liabilities (ie. its FRS17 “surplus” or “deficit”) is expected to be volatile. Indeed, the amount of any surplus or deficit could change significantly over periods as short as a day (in the event of significant market movements). The results reported should not, therefore, be taken as an indication of the Scheme’s financial position in accordance with FRS17 on any date other than 31 March of the relevant year.

The funding of the pension schemes is based on the results of three yearly valuations by independent actuaries rather than on the results of the FRS17 valuation. Formal actuarial valuations of the schemes as at 31 March 2004 are currently being undertaken, and are expected to be completed later in 2004. The combined deficits are understood to be £385m.

When the valuations are completed, the level of increase in future employer contributions will be formalised with the scheme actuary and the Trustees of the Schemes.

During the year ended 31 March 2003, the actuary of the British Energy Generation Group scheme (our main UK pension scheme) carried out an interim review of scheme assets and liabilities in order to assess the appropriateness of continued use of the surplus that arose at the 31 March 2001 valuation. As a result of that review, the employer’s contributions to that scheme were increased from 10 per cent. to 17.1 per cent. from 1 November 2002. The employer’s contributions to the British Energy Combined Group scheme (our smaller UK pension scheme) were increased from 12 per cent. to 15.3 per cent. from 1 April 2002. There were no changes to the contribution rates in the year ended 31 March 2004. In total, cash contributions were £34m for the year ended 31 March 2004 and £32m for the year ended 31 March 2003.

Our balance sheet reported at 31 March 2004 and 31 March 2003 does not include the FRS17 deficits. We anticipate that a provision for the pension deficits will be recognised in New British Energy’s balance sheet for the year ended 31 March 2005, as part of the fair value exercise required under acquisition accounting. For further information, see Part V: Unaudited pro forma financial information.

Total recognised gains and losses

In addition to the profit after tax of £234m for the year ending 31 March 2004 (2003: loss of £3,841m) exchange translation losses on foreign currency net investments arose amounting to £15m (2003: £25m). These were all in relation to the investment in the AmerGen joint venture and its subsequent disposal.

PART III — OPERATING AND FINANCIAL REVIEW AND PROSPECTS — (Continued)

Liquidity and capital resources

Government facility

Following the sale of AmerGen, the Government Facility was repaid in full. The amount of credit available under the Government Facility was £200m all of which was undrawn and available as at 31 March 2004 (2003: £200m). The Government Facility (as amended and extended) ceased to be available for drawing by the Group on 22 September 2004 following the issue of State Aid Approval and the Government Facility will terminate upon the Restructuring Effective Date in accordance with its terms.

Capital expenditure

There were no additions to fixed assets recorded in the year ended 31 March 2004 following the fixed asset write down in the year ended 31 March 2003 as the result of an impairment review at that date. It was not been possible to demonstrate that the capital investment expenditure enhanced the value of our fixed assets after taking account of the impairment review. Included within material and services, an element of operating costs, for the year ended 31 March 2004 were £92m of capital investment expenditures. Of this amount, £70m may have been capitalised in the absence of an impairment review, with the balance of £22m being classified as refurbishment costs which were expensed. In the prior year expenditure of £112m was capitalised within fixed assets.

Cash flow

A reconciliation of profit after tax and exceptional items to EBITDA1 is shown in the table below. The EBITDA calculations are shown for the total results and also excluding the disposals during the year ended 31 March 2004 and exceptional items for the continuing business. The EBITDA calculation for the continuing activities is further expanded to show the operating cash flow and the increase in total cash. The total cash flow is however subject to restricted use prior to the completion of the Restructuring and thereafter to the terms of the NLF Cash Sweep Payment.

	Year ended 31 March
	2004	2003	2002
	(pounds in m)
Profit/(loss) after tax and exceptional items	234	(3,824)	(508)
Interest (including exceptional items)	59	134	66
Revalorisation (including exceptional items)	117	364	187
Tax (including exceptional items)	(2)	(368)	25
Depreciation charges	50	273	280
Exceptional depreciation (credits)/charges due to impairment review	(295)	3,738	300

EBITDA(1)	163	317	350
(Gain)/loss on sale of business	(47)	35	(4)
AmerGen profits	(21)	(43)	(37)
Bruce Power contributions	—	(97)	(52)
Net exceptional charges other than depreciation, interest, tax and revalorisation	12	68	202

EBITDA—continuing activities(1)	107	280	459
Nuclear liabilities charged to operating costs	130	105	156
Nuclear liabilities discharged	(59)	(115)	(332)
Regular contributions to decommissioning fund	(19)	(18)	(18)
Other provisions discharged	(3)	(45)	(43)
Exceptional operating cash costs	(25)	(154)	—
Working capital movements	25	191	101

Operating cash flow from continuing activities	156	244	323
Capital expenditure	—	(112)	(187)
Taxation (paid)/received	(12)	3	4
Disposal/(purchase) of investments	171	262	(129)
Net interest paid	(75)	(84)	(53)
Net cash outflow/(inflow) of discontinued activities	—	(78)	57

Increase in cash (before equity dividends)	240	235	15
Equity Dividend	—	(31)	(46)

Increase/(decrease) in total cash (after equity dividends)	240	204	(31)

[1]	EBITDA represents earnings before interest, taxes, depreciation and amortisation, extraordinary and other non-cash items and minority interests. EBITDA and EBITDA from continuing activities are not GAAP measures in either the UK or in the United States and should not be considered in isolation or as a substitute for, or as an alternative to, net income, operating income, cash flow from operations, other cash flow data or any other performance measures prepared in accordance with UK GAAP or US GAAP. We have included information concerning EBITDA because we believe that it is used by certain investors as one measure of our financial performance.

PART III — OPERATING AND FINANCIAL REVIEW AND PROSPECTS — (Continued)

Operating cash flow from continuing activities

The operating cash flow from continuing activities for the year ended 31 March 2004 was £156m, £88m lower than the prior year. The cash flows for the year ended 31 March 2004 include capital investment expenditures totalling £92m that are expensed as part of materials and services costs. Of this, an amount estimated at £70m, may have been capitalised in the absence of the impairment review with the balance of £22m being classified as refurbishment costs. During the year ended 31 March 2003, £112m of capital expenditure was not deducted in calculating net cash inflow from operating activities. Operating cash flows benefited from lower payments to BNFL under the standstill of certain payments to BNFL and improved cash management procedures.

When adjusted for the capital expenditure, the taxation paid or received, the receipts from sale of investments, the net interest paid and discontinued activities, the free cash flow position was £240m for the year ended 31 March 2004 compared to £235m (before equity dividends paid of £31m) in the year ended 31 March 2003.

Net cash outflows for returns on investments and servicing of finance reduced by £9m. Net receipts from disposals of £171m mainly represented the proceeds from the sale of AmerGen. In the prior year there were net receipts of £262m from the sale of Bruce Power.

Capital resources

At 31 March 2004, total debt of £883m comprised:

•	A project finance loan of £475m secured on the assets of EPL, a subsidiary company that operates the Eggborough power station. At 31 March 2004, the effect of our interest rate contracts was to classify the borrowings as fixed rate. We do not guarantee amounts owed by EPL but we do guarantee the payment of amounts by BEPET to EPL under the CTA between BEPET and EPL. The contractual amounts payable by BEPET under the CTA are calculated so as to cover, amongst other things, EPL’s borrowing requirements and operating costs. We also provide a subordinated loan facility to EPL. The final instalment of loan principal under the project finance loan is due to be repaid in 2011. The project finance loan currently bears interest at LIBOR plus 1.3 per cent. It is proposed that these arrangements will be restructured as part of our Restructuring. For further details of the Restructuring see Part VI: Further information relating to the Restructuring.

•	An aggregate principal amount of £408m sterling denominated bonds due 2003, 2006 and 2016. The bonds bear interest at a rate of 5.9 per cent., 6.07 per cent. and 6.2 per cent respectively. An aggregate principal amount of £110m matured in March 2003 but payment has been stoodstill as part of the standstill arrangements. It is proposed that these bonds will be restructured as part of our Restructuring. For further details of the Restructuring see Part VI: Further information relating to the Restructuring.

	Cash at bank	Term deposits/ bank balances*	Debt due in less than one year	Debt due after more than one year	Net debt
	(pounds in m)
Net debt at 1 April 2003	87	246	(152)	(731)	(550)
Cash flows	175	65	(45)	45	240

Net debt at 31 March 2004	262	311	(197)	(686)	(310)

*	including amounts deposited as trading collateral

As at 31 March 2004, our net debt was £310m, a decrease of £240m compared to our net debt as at 1 April 2003. The main reasons for the reduction in our net debt were the proceeds from the sale of AmerGen and improved cash management procedures including the standstill of outstanding amounts to BNFL, Significant Creditors and deferral of certain supplier payments.

PART III — OPERATING AND FINANCIAL REVIEW AND PROSPECTS — (Continued)

Future liquidity

Our main source of liquidity is our operating businesses. Cash generated by our operating businesses is dependent upon the reliability of our power stations in producing electricity, the realised selling price for electricity, operational risk and capital investment expenditure (expensed in the profit and loss account since 1 April 2003), maintenance requirements as well as collateral requirements relating to our trading activities.

During the third quarter of the year ended 31 March 2004, we faced short term pressures on liquidity resulting from the combined effect of seasonality, the major unplanned outage at Heysham 1 and the increased levels of collateral brought about by increased volatility in electricity prices. As at 31 March 2004 we had £276m in unrestricted cash which was not the subject of restrictions. In addition, we had £297m deposited as collateral in support of trading activities. In the event that outages, collateral requirements or other events impact our ability to generate sufficient cash or liquidity for our operations, we have a maximum of £60m in available credit under the Receivables Facility entered into with Barclays on 25 August 2004, a summary of which is set out in paragraph 17.1(q) of Part X: Additional information.

Post balance sheet events

In connection with our agreement for the sale of Bruce Power, we received the sum of C$10m in respect of the restart of Unit 3 of the Bruce Power station on 25 May 2004, which brings the total sale proceeds relating to the sale of Bruce Power to C$728m. See Note 34 to our Financial information as set out in Section 1 of Part IV: Financial information.

Contingent liabilities

On 12 February 2004, we received a notice of warranty claims from the consortium that purchased our 82.4 per cent. interest in Bruce Power alleging breach of certain representations and warranties relating to taxation and the condition of certain plants at the Bruce Power station.

The principal tax claim relates to the treatment of expenditures at the Bruce plant during the period of our ownership that is currently being considered by the Canadian tax authorities. The treatment that we have proposed could result in a rebate of a material amount of tax that has not been recognised in our financial statements for the year ended 31 March 2004. The consortium claims that allowance of the expenditure for that period would cause it to lose future deductions. We have rejected the tax claim and expect to defend it if it is pursued further. On the basis of advice received, we are confident that the amount of the tax claim should not, in any event, materially exceed the amount of the rebate, and that the tax claim should have no material impact on our cash flow.

The claim relating to the condition of the plant is based upon alleged erosion of some of the steam generator support plates, through which boiler tubes pass, which it is alleged resulted in an extended outage of one unit at the plant to carry out repair works and loss of revenues and costs of approximately C$64.5m. The consortium also claims that the alleged erosion may reduce the operating life of the unit and/or result in further repairs involving further losses. We have rejected the claim and expect to defend it if it is pursued further. In accordance with UK GAAP, no provision has been made in the financial statements at 31 March 2004 for either element of the claim.

Under the Bruce Power sale agreement, C$20m has been placed in trust to satisfy any representation and warranty claim. The C$20m may be retained pending agreement or determination of the claims.

Following an accounting adjustment made by Exelon to the value of nuclear fuel contained in AmerGen’s balance sheet dated 21 December 2003 (as a result of which we may be required to

PART III — OPERATING AND FINANCIAL REVIEW AND PROSPECTS — (Continued)

make a payment to Exelon of up to US$13.7m) we served a Dispute Notice on Exelon on 4 June 2004 to preserve our rights. The agreement with Exelon for the sale of AmerGen requires that, prior to instituting any litigation or other dispute resolution procedure, the companies will in good faith seek to resolve any dispute.

Furthermore, we are reviewing with Exelon the estimated tax liability related to AmerGen to the date of the disposal which, if agreed, may result in a further payment of up to US$6.3m to Exelon.

Our further contingent liabilities are described in Note 32 to the audited consolidated financial statements for the period as set out in Section 1 of Part IV: Financial information.

Financial instruments and risk management

Overview

The main financial risks faced are trading risks in England and Wales in respect of both price and volume output on the sale of electricity while in Scotland the risk is entirely price related during the term of the NEA. There is also an exposure to risks associated with fluctuations in the equity markets through the NDF and Pension Schemes. Policies have been instituted for managing each of these risks, which have been approved by the Board. Each of these risks is discussed in more detail below.

The Power and Energy Trading Division manage electricity trading risks. The Power and Energy Trading Division operate within policies and procedures that are approved by the Board and monitored by a sub-committee of the Executive Committee.

Non-trading risks (i.e. cash resources, debt finance and financial risks) are managed by the central treasury function (the Treasury Department). The Treasury Department operates within policies and procedures approved by the Board. The Treasury Department uses appropriate and available instruments, within specified limits, to manage financial risk but is not permitted to take speculative, open positions. Both the Treasury Department and the Power and Energy Trading Division are subject to regular scrutiny from the Internal Audit Department (as are our other Departments and business units).

Interest rate risk management

The market value of debt varies with fluctuations in prevailing interest rates in the UK.

Eggborough related derivative agreements (nominal amount of £377m as at 31 March 2004 and £398m as at 31 March 2003) have been amended in the period ended 31 March 2004 as part of the Restructuring. The effect has been to fix future interest payments under the swaps from October 2004 onwards.

At 31 March 2004, the total of investments in liquid funds and cash amounted to £573m, and had maturity dates due within one year. Cash not immediately required for business purposes is invested in fixed-rate term deposits and money market funds. At 31 March 2004, the term deposits and money market funds not used to fund our collateral agreements were due to mature or were available within one day and earned interest at an average rate of 3.9 per cent. Term deposits, such as money market funds and bank balances, at 31 March 2004 include £297m of cash that has been deposited in collateral bank accounts and earned interest at an average rate of 3.1 per cent. However, this cash is restricted over the periods of our collateralised positions.

As the deposit terms are short term, the carrying value of our investment in liquid funds and cash at 31 March 2004 approximates to the fair market value.

PART III — OPERATING AND FINANCIAL REVIEW AND PROSPECTS — (Continued)

Foreign exchange risk management

At 31 March 2004, we did not hedge foreign currency risk. However, we will continue to evaluate currency hedging opportunities based on our exposure to foreign currency risk.

At 31 March 2003, there were deferred losses of £2m accounted for as part of stock that arose on the rollover of maturing forward contracts used for hedging the future purchase of nuclear fuel prior to and including the year ended 31 March 2003. See Note 19 to the audited consolidated financial statements as set out in Section 1 of Part IV: Financial information.

Electricity trading risk management

Our trading activities relate principally to supporting our power generation business and DSB. The trading operations, therefore, act principally as wholesale marketers rather than as pure financial traders. The principal objective of our trading activities is to increase the return on our assets while hedging the market risk associated with plant output and market price.

Under NETA in England and Wales, any mismatch between actual metered generation (or demand) and the notified contract position is settled through the balancing mechanism at generally unfavourable prices. We generally sell all planned nuclear output forward to minimise our exposure to unfavourable prices pursuant to the balancing mechanism. The risks in the wholesale market are managed through a contracting strategy that builds a portfolio of forward contracts of different lengths.

Eggborough power station provides a flexible generation capability that fulfils three purposes designed to enhance profitability. Firstly, it provides a means for compensating for unplanned lost output from our nuclear units at short notice; secondly it provides the capability to profile the output to meet the requirements of both wholesale and DSB customers; and thirdly, it provides a flexible capability.

Our policy is to manage credit exposure to trading and financial counterparties within clearly defined limits. Our Trading Review Committee will strictly monitor electricity trading activities and place controls through delegated authorities and procedures, which include specific criteria for the management of counterparty credit exposures.

Output from the two nuclear power stations in Scotland will continue to be sold under the terms of the Nuclear Energy Agreement to Scottish Power and Scottish and Southern Energy until 1 April 2006, or the introduction of BETTA (currently scheduled for 1 April 2005), whichever is earlier.

Equity risk management

The NDF was established to provide for certain longer-term costs of decommissioning our nuclear power stations. Cash contributions are made on a quarterly basis to a payment profile set out in a contract between us and the NDF and are invested by it in UK marketable fixed income debt, equity securities and property. British Energy is ultimately responsible for contributions to the NDF. Therefore, the level of future contributions, which are reviewed every five years in conjunction with the review of ultimate decommissioning costs, depend partly on the estimated long term investment performance of the equity and debt instruments in which the contributions are invested and returns on investments in property. Income from dividends and other returns on the underlying investments are retained by the NDF and then reinvested in debt and equity securities. As of the Restructuring Effective Date, the NDF will be enlarged and renamed to form the NLF.

The balance held by the NDF was recorded in the balance sheet at £440m at 31 March 2004, which approximates to its market value. The NDF comprised property and debt and equity

PART III — OPERATING AND FINANCIAL REVIEW AND PROSPECTS — (Continued)

securities with market values of £44m and £396m respectively at 31 March 2004. Under the terms of the Restructuring, the NDF will be enlarged into and renamed as the NLF and we will have no liability for short falls or access to any surplus in the NLF resulting from changes in the market value of its property, debt and equity securities due to the Secretary of State undertaking.

We reported a deficit of £325m on our employee pension schemes, on an FRS17 basis, in our financial statements at 31 March 2004. As at 31 March 2004, the pension schemes’ assets were valued at £1,822m compared to £1,525m as at 31 March 2003, of which £1,571m was held in equities and bonds compared to £1,316m as at 31 March 2003. The level of employer contribution to the schemes will be re-assessed following the triennial actuarial valuation that is being carried out as at 31 March 2004. The level of re-assessed contribution will depend partly on the estimated long term investment performance of the equity and debt instruments in which the contributions are invested.

PART IV – FINANCIAL INFORMATION

SECTION 1: FINANCIAL INFORMATION ON BRITISH ENERGY PLC

The Directors

British Energy Group plc

and British Energy Holdings plc

each of

3 Redwood Crescent

Peel Park

East Kilbride

G74 5PR

Citigroup Global Capital Markets Limited

Citigroup Centre

33 Canada Square

London

E14 5LB

29 November 2004

Dear Sirs

British Energy plc (“British Energy”)

Introduction

We report on the financial information set out below. This financial information has been prepared for inclusion in the document comprising a prospectus and listing particulars dated 29 November 2004 (the “document”) of British Energy Group plc (the “Company”) and British Energy Holdings plc (“Holdings plc”).

Following the Restructuring, as described in the document, the Company will replace British Energy as the ultimate holding company of the British Energy Group (as defined below) or all the subsidiaries and assets and liabilities of British Energy will be acquired by Holdings plc. In consideration for this acquisition, the Company and Holdings plc will issue the New Shares and the New Bonds, respectively.

British Energy and its subsidiaries are referred to as the “British Energy Group” and the Company and its subsidiaries are referred to as the “New British Energy Group”.

Basis of preparation

The financial information set out below is based on the audited consolidated financial statements of the British Energy Group for the three years ended 31 March 2004 and has been prepared on the basis set out in Note 1, after making such adjustments as we considered necessary.

PART IV — FINANCIAL INFORMATION— (Continued)

Responsibility

The financial statements are the responsibility of the directors of British Energy, who have approved their issue.

The directors of the Company and Holdings plc are responsible for the contents of the document in which this report is included.

It is our responsibility to compile the financial information set out in our report from the financial statements of British Energy, to form an opinion on the financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. The evidence included that previously obtained by us relating to the audits of the financial statements underlying the financial information. Our work also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial statements underlying the financial information and whether the accounting polices are appropriate to the circumstances of British Energy, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement, whether caused by fraud or other irregularity or error.

Fundamental uncertainty — going concern

In forming our opinion, we have considered the adequacy of the disclosures made under the heading “Basis of preparation” in Note 1 to the financial information below concerning the preparation of the financial information on the going concern basis. The validity of this depends on the fulfilment of the conditions of the Restructuring, within the time scales envisaged or required, the continuation of the restructuring and standstill arrangements with certain creditors and there being no material deterioration in British Energy Group’s cash flow position, performance or outlook. Admission is conditional upon the implementation of the Restructuring and will only occur when the uncertainties concerning all of the above matters are resolved. In view of the significance of these uncertainties, we consider that they should be brought to your attention but our opinion is not qualified in this respect.

Opinion

In our opinion, the financial information gives, for the purposes of the document, a true and fair view of the state of affairs of the British Energy Group as at the dates stated and of its results, cash flows and recognised gains and losses for the years then ended.

PART IV — FINANCIAL INFORMATION— (Continued)

CONSOLIDATED PROFIT AND LOSS ACCOUNTS OF BRITISH ENERGY PLC

	Notes	Year ended 31 March
		2002	2003	2004
		£m	£m	£m
Turnover:
Group and share of discontinued joint venture turnover		2,259	2,074	1,660
Exceptional income	3	—	41	—

Group and share of discontinued joint venture turnover including exceptional income		2,259	2,115	1,660
Less: share of turnover in discontinued joint venture	3	(210)	(212)	(144)

Continuing activities	3	1,701	1,528	1,516
Discontinued activities	3	348	375	—
Group turnover	3	2,049	1,903	1,516

Operating costs before exceptional items	4	(1,811)	(1,760)	(1,459)
Exceptional operating items	4	(509)	(3,845)	283

Operating costs after exceptional items	4	(2,320)	(5,605)	(1,176)
Group operating (loss)/profit:
Continuing activities		(323)	(3,799)	340
Discontinued activities		52	97	—
Group operating (loss)/profit		(271)	(3,702)	340
Share of operating profit of discontinued joint venture		37	43	21

Operating (loss)/profit: Group and share of discontinued joint venture		(234)	(3,659)	361
Exceptional gain/(loss) on sale of joint venture and businesses	5	4	(35)	47
Financing (charges)/credits:
Revalorisation charges	8	(160)	(205)	(185)
Net interest	8	(66)	(72)	(64)
Exceptional revalorisation (charges)/credits	8	(27)	(159)	68
Exceptional financing (charges)/credits	8	—	(62)	5
Total financing (charges)/credits		(253)	(498)	(176)

(Loss)/profit on ordinary activities before taxation	3	(483)	(4,192)	232
Taxation on (loss)/profit on ordinary activities	9	4	378	2
Share of taxation for discontinued joint venture	9	(29)	(10)	—
Total taxation		(25)	368	2

(Loss)/profit on ordinary activities after taxation		(508)	(3,824)	234
Minority interest		(9)	(17)	—

(Loss)/profit for the year attributable to shareholders		(517)	(3,841)	234
Dividends:	10
— annual		(48)	—	—
— non-equity		(2)	—	—

(Loss)/profit for the period	26	(567)	(3,841)	234

(Deficit)/earnings per share (p):
Basic	11	(86.8)	(638.0)	38.9

The accompanying notes form an integral part of the financial information.

PART IV — FINANCIAL INFORMATION — (Continued)

CONSOLIDATED BALANCE SHEETS AS AT 31 MARCH OF BRITISH ENERGY PLC

	Notes	2002	2003	2004

		£m	£m	£m
Fixed assets
Tangible assets	12	4,714	686	931
Interest in joint venture:
— share of gross assets		544	477	—
— share of gross liabilities		(457)	(406)	—
	13	87	71	—
Other investments	13	4	4	4

		4,805	761	935

Current assets
Decommissioning fund	14	411	334	440
Stocks	15	514	360	350
Debtors	16	732	387	374
Investments — liquid funds including collateral	30	209	246	311
Cash at bank	30	—	87	262

		1,866	1,414	1,737
Creditors: amounts falling due within one year
— borrowings	18	(153)	(152)	(197)
— other	17	(822)	(1,033)	(1,250)
		(975)	(1,185)	(1,447)

Net current assets		891	229	290

Total assets less current liabilities		5,696	990	1,225
Creditors: amounts falling due after more than one year
— borrowings	18	(915)	(731)	(686)
— other	17	(1,858)	(1,909)	(1,893)
Provisions for liabilities and charges	20	(2,400)	(1,735)	(1,812)

Net assets/(liabilities)	3	523	(3,385)	(3,166)

Capital and reserves
Called up equity share capital	25	277	277	277
Share premium		76	76	76
Capital redemption reserve		350	350	350
Profit and loss account	26	(317)	(4,181)	(3,962)

Equity shareholders’ funds	27	386	(3,478)	(3,259)
Non-equity shareholders’ interests	25	93	93	93
Minority interests		44	—	—

		523	(3,385)	(3,166)

The accompanying notes form an integral part of the financial information.

PART IV — FINANCIAL INFORMATION— (Continued)

CONSOLIDATED CASH FLOW STATEMENTS OF BRITISH ENERGY PLC

	Notes	Year ended 31 March
		2002	2003	2004
		£m	£m	£m
Net cash inflow from operating activities	28	380	336	156

Interest paid		(62)	(91)	(85)
Interest received		13	9	10
Fees paid		(2)	—	—
Dividends paid on non-equity shares		(2)	(2)	—

Returns on investments and servicing of finance		(53)	(84)	(75)

Taxation received/(paid)	9	4	3	(12)

Payments to acquire tangible fixed assets		(225)	(282)	—
Receipts from sales of financial investments		38	—	—

Capital expenditure and financial investment		(187)	(282)	—

Receipts from sales of investments	5	—	262	171
Investment in Canadian operations		(129)	—	—

Acquisitions and disposals		(129)	262	171

Equity dividends paid		(46)	(31)	—

Net cash (outflow)/inflow before use of liquid resources and financing		(31)	204	240

Decrease/(increase) in term deposits/bank balances		18	(37)	(65)

Management of liquid resources	30	18	(37)	(65)

Minority funding of Bruce Power		4	12	—
Net drawdown/(repayment) of amounts borrowed		9	(92)	—

Financing		13	(80)	—

Increase in cash	30	—	87	175

STATEMENTS OF TOTAL CONSOLIDATED RECOGNISED GAINS AND LOSSES OF BRITISH ENERGY PLC

	Notes	Year ended 31 March
		2002	2003	2004
		£m	£m	£m
(Loss)/profit for the financial year		(517)	(3,841)	234
Translation differences on foreign currency net investments	27	(8)	(25)	(15)

Total recognised (losses)/gains in the year		(525)	(3,866)	219

The accompanying notes form an integral part of the financial information.

PART IV — FINANCIAL INFORMATION— (Continued)

NOTES TO THE FINANCIAL INFORMATION OF BRITISH ENERGY PLC

1.    BASIS OF PREPARATION

(i)    Introduction

The Group accounts are a consolidation of the financial statements of British Energy plc and all its subsidiary undertakings.

For the years ended 31 March 2004, 31 March 2003 and 31 March 2002 they are drawn up on a non-restructured basis, i.e. on the basis of contracts and agreements in place during the years ended and at 31 March 2004, 31 March 2003 and 31 March 2002 respectively. In the following discussion British Energy plc is referred to as ‘British Energy’ and ‘the British Energy Group’ refers to British Energy and its subsidiary undertakings.

On 14 February 2003, the British Energy Group disposed of its stake in Bruce Power and Huron Wind Limited Partnership (Huron Wind), therefore, their results up to the point of disposal have been classified as discontinued activities. On 22 December 2003, the British Energy Group disposed of its 50 per cent. interest in AmerGen, therefore, its results up to the point of disposal have been classified as discontinued joint venture operations. All other activities of the British Energy Group have been shown as continuing activities.

(ii)    Background to the Restructuring

Having reviewed the longer-term prospects of the business, on 5 September 2002 the Directors of British Energy announced that they had no alternative but to seek financial support from the Government. On 9 September 2002 the Government granted British Energy a credit facility of up to £410m to provide working capital for the British Energy Group’s immediate requirements and to allow British Energy to stabilise its trading position in the UK and North America. On 26 September 2002 British Energy announced that the Government had agreed to extend a revised Government Facility for up to £650m until 29 November 2002 to give British Energy sufficient opportunity to develop a restructuring plan. On 28 November 2002 British Energy announced that the Government Facility had been further extended until 9 March 2003. The Government Facility is cross-guaranteed by the principal British Energy Group subsidiaries (excluding EPHL and EPL) and is secured by, among other things, fixed and floating charges and/or share pledges granted by those subsidiaries. The Government Facility also contains a requirement to provide further security as required by the Secretary of State provided that the creation of such security would not cause a material default under any contract to which any member of the British Energy Group is a party or a breach of law.

On 14 February 2003 British Energy and certain of its subsidiaries announced that they had entered into binding standstill agreements, namely:

(a)	the Standstill Agreement between British Energy and its subsidiaries and the Eggborough Banks, RBS as provider of a letter of credit to the Eggborough Banks, its significant trade creditors, TPL, Total and Enron (TPL, Total and Enron have subsequently transferred their respective interests to Deutsche Bank being collectively referred to as the ‘Significant Creditors’) and British Nuclear Fuels plc (BNFL); and

(b)	the Bondholder Restructuring Agreement between British Energy, BEG, BEG UK and certain Bondholders.

At meetings of Bondholders held on 24 March 2003, resolutions were passed approving the terms of the standstill arrangements in relation to the Existing Bonds and extending such arrangements to include all Bondholders pursuant to and on the terms of the First Supplemental Trust Deed.

On 7 March 2003, British Energy announced that the Government had agreed to extend the Government Facility in the reduced amount of £200m, such that it would mature on the earliest

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL INFORMATION OF BRITISH ENERGY PLC—(Continued)

of (1) 30 September 2004, (2) the date on which the Restructuring, outlined in (iii) below, becomes effective, and (3) any date notified by the Secretary of State to British Energy on which repayment of amounts outstanding under the Government Facility are required as a result of a Commission decision or an obligation under EU law (the Final Maturity Date). In the meantime the Secretary of State may require repayment of the Government Facility if she concludes that the Restructuring cannot be completed in the manner or time scales envisaged. Following the receipt by the Secretary of State of notification from the Commission that as far as the Restructuring involves the grant of State Aid by the Government, such aid is compatible with the Common Market, no further drawings can be made under the Government Facility. Since no incremental collateral can be posted under the Government Facility, incremental collateral requirements are being provided by a charge over cash deposits in certain of our accounts. The Final Maturity Date is the earliest of (i) 31 January 2005, (ii) the date falling 120 days after the effective date (as defined in the Creditor Restructuring Agreement), (iii) any date notified by the Secretary of State to British Energy on which payment of amounts outstanding under the Government Facility are required as a result of a decision of the Commission or any obligation under the law and (iv) the date on which the Restructuring becomes effective.

On 1 October 2003, British Energy announced that it had agreed the terms of the Restructuring of the British Energy Group with certain of British Energy Group’s creditors, BNFL and the Secretary of State and by 31 October 2003 had obtained the further approvals and agreements required.

British Energy also agreed the proposed disposal of its 50 per cent. interest in AmerGen to Exelon in October 2003 for US$277m, subject to various adjustments and conditions including a break fee of US$8.295m payable to FPL Group Inc. The disposal was completed on 22 December 2003.

The Government Facility was temporarily increased to £275m on 27 November 2003. The additional £75m ceased to be available on the receipt by British Energy of the proceeds from the sale of AmerGen on 23 December 2003.

On 19 December 2003, the Bondholders approved amendments to the Existing Trust Deed to facilitate the implementation of the Restructuring and to amend the standstill arrangements under the Existing Trust Deed on terms consistent with the Creditor Restructuring Agreement. Following formal amendment of the Existing Trust Deed, the New Standstill Agreement has been entered into with Creditors and BNFL in place of the Old Standstill Agreement dated 14 February 2003 in accordance with the terms of the Creditor Restructuring Agreement.

The British Energy Group has retained a trading relationship with a high proportion of its existing contracted counterparties during the period since its announcement of 5 September 2002, although in most cases it has been required to provide alternative credit support to a parent company guarantee. Given the financial circumstances of the British Energy Group, certain contracts may be capable of being terminated. Such termination may result in termination payments being payable as well as having an adverse effect on the British Energy Group’s cash flows.

(iii)    Terms of the Restructuring

The terms of the Restructuring are set out in:

(a)	the Creditor Restructuring Agreement dated as of 30 September 2003 and entered into by British Energy, certain other British Energy Group companies, the Significant Creditors, RBS, the members of the ad hoc committee of British Energy’s Bondholders and BNFL (as amended by a side letter entered into on 31 October 2003); and

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL INFORMATION OF BRITISH ENERGY PLC—(Continued)

(b)	the Government Restructuring Agreement dated 1 October 2003 and entered into between British Energy, BEG UK, BEG, BEPET, BEIL, District Energy Limited, BEIHL, BEUSH, BELP, Peel Park Funding Limited, the Secretary of State, the Nuclear Generation Decommissioning Fund Limited (to be renamed the NLF) and the trustees of the Nuclear Trust.

The Creditor Restructuring Agreement required certain further Creditor approvals and sign ups. By 31 October 2003 all these requirements had been satisfied as follows:

(a)	Bondholders representing, in aggregate with RBS, 88.8 per cent. of the combined amount owing to the Bondholders and RBS had signed up to the Creditor Restructuring Agreement;

(b)	the terms of the Restructuring had been approved by the credit committee of RBS; and

(c)	all the lenders and swap providers comprising the Eggborough Banks had signed up to the Creditor Restructuring Agreement with full credit committee approvals.

The principal features of the Restructuring include:

•	compromising the existing claims of Bondholders, RBS, Significant Creditors and the Eggborough Banks in exchange for New Bonds and New Shares and settling new arrangements for Eggborough (the claims of the Bondholders and RBS will be compromised pursuant to the Creditors’ Scheme. In the case of the Significant Creditors and the Eggborough Banks, claims will be compromised pursuant to the terms of the Creditor Restructuring Agreement itself);

•	the amendment and extension of the BNFL contracts for front-end and back-end related fuel services for the British Energy Group’s AGR nuclear power stations entered into on 31 March 2003 and 16 May 2003 respectively and the implementation of a new trading strategy;

•	establishing the NLF which will fund certain uncontracted nuclear liabilities and decommissioning costs of the British Energy Group’s nuclear power stations in return for initial and ongoing contributions from New British Energy; and

•	the Government funding certain contracted liabilities relating to historic spent fuel and certain uncontracted nuclear liabilities and decommissioning costs to the extent of any shortfall in the NLF.

Creditor Restructuring Agreement

Conditions

Completion of the Restructuring is subject to a large number of conditions in the Creditor Restructuring Agreement including, amongst other things:

•	the receipt by the Secretary of State of notification of a satisfactory decision by the Commission that insofar as the proposals involve the grant of State Aid by the Government, such aid is compatible with the Common Market. The Secretary of State received this notification on 24 September 2004;

•	there being no material adverse change (see below);

•	the Government Restructuring Agreement becoming unconditional;

•	agreement of presently unsettled documents with creditors;

•	the approval of the Court; and

•	the listing of the New Shares and New Bonds.

For the purposes of the Creditor Restructuring Agreement, a material adverse change is defined as a material adverse change in the current or future business or operations, the financial or

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL INFORMATION OF BRITISH ENERGY PLC—(Continued)

trading position, profits or prospects of the British Energy Group as a whole or of EPL or a change in the current or future business or operations, the financial or trading position, profits or prospects of the British Energy Group as a whole which is likely to have a material adverse effect on the value of the New Bonds, the New Shares (to be issued as part of the Restructuring), the CTA bonds to be held by EPL to fund the £150m of New Bond - equivalent payments under the new Eggborough arrangements.

Creditor allocations

Under the terms of the Creditor Restructuring Agreement the Creditors have agreed (subject to certain conditions) to extinguish their existing unsecured claims against the British Energy Group in exchange for £275m of New Bonds and at least 97.5 per cent. of the issued New Shares.

The Eggborough Banks as creditors with security over, amongst other things, the shares in, and assets of, EPL have agreed to replace their existing secured claims with a right to receive £150m under the Amended Credit Agreement on substantially the same payment terms as the New Bonds. In addition, the Eggborough Banks will be granted: (i) options under which they may acquire the shares in, or assets of, EPL on 31 March 2010 in consideration for, amongst other things, £104m (subject to certain adjustments depending on the condition of the Eggborough power station) and the cancellation of the outstanding payments under the Amended Credit Agreement at such time; and (ii) options under which they may acquire the shares in, or assets of, EPL at any time prior to 31 August 2009, on or after the occurrence of an event of default under the Amended Credit Agreement that is continuing in consideration for, amongst other things, a fee (this fee varies depending on the type of event of default) and the cancellation of the outstanding payments under the Amended Credit Agreement at such time. The Eggborough Banks will be entitled to assign and/or transfer all (but not part only) of their rights under the Eggborough Options to a third party, subject to a pre-emption right in favour of New British Energy under which a member of New British Energy may purchase such rights at 105 per cent. of the price offered by the relevant third party. The Eggborough Banks’ security will secure, amongst other things, the Eggborough Banks’ rights under the Amended Credit Agreement and the Eggborough Options.

Standstill arrangements

The Creditor Restructuring Agreement and ancillary agreements restrict the Consenting Creditors from taking any steps to initiate insolvency proceedings or demand or accelerate any amounts due and payable by British Energy during the period of the Standstill Period until the earliest of:

(a)	the Restructuring Long Stop Date;

(b)	termination following the occurrence of a Termination Event (as described below); or

(c)	the completion of the Restructuring.

Any of the Consenting Creditors may terminate the standstill arrangements following the occurrence of a termination event. The termination events include, inter alia: (i) certain insolvency events affecting British Energy, BEG, BEG UK, BEPET or EPL; (ii) acceleration of the Government Facility; (iii) any of British Energy, BEG, BEG UK, BEPET or EPL failing to discharge certain continuing obligations. If the standstill arrangements terminate, the Creditor Restructuring Agreement will also terminate and vice versa.

The standstill arrangements in relation to the Existing Bonds were amended by resolutions of the holders of each series of Existing Bonds passed on 19 December 2003 and thereby extended to all Bondholders pursuant to the Third Supplemental Trust Deed.

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL INFORMATION OF BRITISH ENERGY PLC—(Continued)

Under the standstill arrangements, RBS, the Eggborough Banks, Significant Creditors and Bondholders are to be paid interest but not principal in respect of any claims against the British Energy Group. Interest will continue to be paid to Bondholders and the Eggborough Banks in accordance with existing arrangements. The terms of the bonds were amended in March 2003 for interest to be paid semi-annually rather than an annual basis. In respect of the Significant Creditors and RBS, interest was paid first on 25 March 2003 and is subsequently payable on the last business day of every six month period thereafter based on the agreed claim amounts (except in the case of RBS where interest payments will be based on the present value of its claim amount as at 14 February 2003). Commission will also continue to be paid to RBS under the facility agreement for the letter of credit to the Eggborough Banks.

The Creditor Restructuring Agreement also contains certain covenants by British Energy for the benefit of the Consenting Creditors that have signed it, including certain limitations on acquisitions and disposals, and a prohibition on the payment of dividends and on the issuing of equity as well as a negative pledge. Bondholders also have the benefit of these covenants pursuant to the First and Third Supplemental Trust Deeds.

Mechanics for implementation and shareholder allocation

The Restructuring will involve establishing New British Energy as the new parent company of the New British Energy Group and its directly wholly-owned subsidiary Holdings plc as an intermediate holding company. In order to achieve this British Energy proposes to cancel its existing ordinary shares of 44 28/43 pence each and A shares of 60 pence each under the Members’ Scheme, and issue to British Energy Shareholders: (i) new ordinary shares in New British Energy equal to 2.5 per cent. of the issued share capital of New British Energy immediately following implementation of the Restructuring, and (ii) warrants to subscribe for a maximum of 5 per cent. of the thereby diluted ordinary issued share capital of New British Energy (excluding, amongst others, the impact of conversion of the NLF Cash Sweep Payment (see section entitled ‘Government Restructuring Agreement’ below)) immediately following implementation of the Restructuring. The subscription price under the Warrants is £28.95m in aggregate, equivalent to an equity market capitalisation of the New British Energy Group of £550m. This will result in a very significant dilution of the holdings of the existing British Energy Shareholders.

If the Members’ Scheme is not approved by the requisite majority of British Energy Shareholders or for any other reason the Members’ Scheme is not implemented, British Energy will dispose of all its business and assets to Holdings plc. If the disposal is approved by the British Energy Shareholders in general meeting, British Energy Shareholders will receive only the Warrants. If the disposal is not approved by British Energy Shareholders in general meeting, they will not receive any New Shares or Warrants.

Government Restructuring Agreement

The Government Restructuring Agreement provides for the circumstances in which the Secretary of State will support the Restructuring, including entering into the agreements with the New British Energy Group and, in certain cases, the NLF, which affect the proposals regarding the manner in which the decommissioning and other uncontracted liabilities of the New British Energy Group are to be funded (the Nuclear Liabilities Agreements). It also provides for certain of the New British Energy Group’s obligations under those agreements to become immediately effective and effects some further amendments to the Government Facility. The Government Facility, as amended and extended, ceased to be available for drawing by the Group on 22 September 2004 following the issue of State Aid Approval.

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL INFORMATION OF BRITISH ENERGY PLC—(Continued)

Conditions

Under the Government Restructuring Agreement, the obligations of the Secretary of State to support the Restructuring (including as the holder of a number of special shares) and of the parties to the Nuclear Liabilities Agreements (and other related agreements) to enter into them are conditional on, among other things:

•	the Creditor Restructuring Agreement becoming unconditional in all respects by the Restructuring Long Stop Date;

•	the Secretary of State not having determined and notified British Energy in writing that, in her opinion, the British Energy Group (including New British Energy and Holdings plc) will not be viable in all reasonably foreseeable conditions without access to additional financing (other than financing which the Secretary of State is satisfied has been committed and will continue to be available when required);

•	there being no continuing event of default under the Government Facility;

•	receipt by the Secretary of State of copies of letters giving the confirmations relating to working capital referred to in the terms of Rule 2.18 of the UKLA Listing Rules without qualification (whether or not New British Energy is to be listed on the Official List of the UKLA);

•	the representations and warranties given by the members of the British Energy Group being true, accurate and not misleading when given and if repeated at the effective date of the Restructuring; and

•	there being no breach of any undertaking given by any member of the British Energy Group pursuant to the Government Restructuring Agreement which, in the opinion of the Secretary of State, is or is likely to be material in the context of the Restructuring.

If any of the conditions in the Creditor Restructuring Agreement or the Government Restructuring Agreement are not fulfilled or waived by the Secretary of State and the Creditors (as appropriate) by the time specified in the requisite conditions or if no such date is specified, by the Restructuring Long Stop Date, the Government Restructuring Agreement and the Creditor Restructuring Agreement will terminate. In addition if a material adverse change (as defined in the Creditor Restructuring Agreement as referred to above) occurs at any time before the Court order sanctioning the Creditors’ Scheme is filed with the Scottish Registrar, the Secretary of State may give written notice to British Energy to terminate the Government Restructuring Agreement.

Nuclear Liabilities Agreements

Under the Nuclear Liabilities Agreements to be entered into pursuant to the Government Restructuring Agreement between British Energy and the Secretary of State, among others, dated 1 October 2003, the NLF will fund certain of the British Energy Group’s qualifying uncontracted nuclear liabilities and costs of decommissioning the British Energy Group’s nuclear power stations, and the Secretary of State will fund certain of the British Energy Group’s qualifying contracted liabilities relating to historic spent fuel, and qualifying uncontracted nuclear liabilities and qualifying decommissioning costs to the extent there is any shortfall in the NLF. In consideration for the assumption of these liabilities, Holdings plc will issue £275m in New Bonds to the NLF. In addition, members of the British Energy Group will make the following payments to the NLF: (i) fixed decommissioning contributions of £20m per annum (indexed to RPI and tapering off as our nuclear power stations are currently scheduled to close); (ii) £150,000 (stated in March 2003 monetary values and indexed to RPI) for every tonne of uranium loaded into Sizewell B, our PWR power station, after completion of the Restructuring; and (iii) the NLF Cash Sweep Payment.

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL INFORMATION OF BRITISH ENERGY PLC—(Continued)

The entitlement of the NLF to the NLF Cash Sweep Payment is convertible into an equity shareholding in New British Energy equal to the same percentage of the thereby enlarged issued share capital. Although the NLF will receive convertible ordinary shares equal to the then prevailing NLF Cash Sweep Payment percentage (again subject to a maximum of 65 per cent.) the terms of the convertible ordinary shares into which such entitlement will convert will limit the general voting rights attaching to such shares equal to the amount which can be held without triggering a mandatory offer under the Takeover Code, being currently 29.9 per cent. of the voting rights in New British Energy (and, for this purpose, taking into account the voting rights attributable to any other ordinary shares held or acquired by any person acting in concert with the NLF). The convertible ordinary shares will be converted into ordinary shares with no such restrictions on voting rights automatically on their transfer by the NLF to a third party but may not otherwise be converted at the election of the NLF.

In addition, under the Nuclear Liabilities Agreements, New British Energy is required to establish and maintain cash reserves to provide collateral for trading and operations, cover lost revenue and costs resulting from plant outages and to meet other working capital requirements (the Cash Reserve). The initial target amount for the Cash Reserve is £490m plus the amount by which cash employed as collateral exceeds £200m.

(iv)    Principles underlying going concern assumption

The financial statements have been prepared on a going concern basis in accordance with FRS18 because British Energy has not been liquidated nor is it ceasing to trade. The validity of this assumption depends on the fulfilment of the conditions of the Restructuring in each case within the time scales envisaged or required and the continuation of the Restructuring and standstill arrangements with certain creditors and there being no material deterioration in the British Energy Group’s cash flow position, performance or outlook. This assumption is, therefore, subject to a large number of significant uncertainties and important conditions.

If for any reason British Energy is unable to meet its financial obligations as they fall due it may have to take appropriate insolvency proceedings and cease to be a going concern, in which case adjustments may have to be made to reduce the monetary values of assets to the recoverable amounts, to provide for further liabilities that might arise and to reclassify the fixed assets and long term liabilities as current assets and liabilities.

2.    ACCOUNTING POLICIES

(i)    Basis of accounting

The financial statements are prepared under the historical cost convention and in accordance with the Act and applicable accounting standards, except for the departures noted below.

Commodity trading contracts, where there is no associated physical delivery, are marked to market using externally derived market prices. This is a departure from the general provisions of Schedule 4 of the Act. An explanation of this departure is given in note 2 (xix).

The income recognised by the British Energy Group in respect of the long term rate of return of the NDF is unrealised and its recognition is a departure from one of the accounting principles set out in Schedule 4 of the Act. An explanation of this departure is given in note 2 (xvii).

From 1 April 2004, the Group has adopted UITF Abstract 17 (revised 2003) (Employee Share Schemes) and UITF Abstract 38 (Accounting for ESOP Trusts) which relate to the measurement of the Employee Share Scheme charge and the presentation and disclosure of own shares held. The adoption of these UITF Abstracts represents a change in accounting policy, which has been adjusted in each of the three years ended 31 March 2002, 2003 and 2004.

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL INFORMATION OF BRITISH ENERGY PLC—(Continued)

The financial information in this Part IV has been restated compared to that previously published to comply with the above UITF Abstracts.

The preparation of accounts in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenues and expenses during the reporting period. Actual results can differ from those estimates.

In accordance with FRS18 the Directors have reviewed the British Energy Group’s accounting policies and confirm that they continue to be the most appropriate. A number of the policies require the British Energy Group to use a variety of estimation techniques. Significant factors considered when assessing the carrying value of assets include future electricity prices, expected annual output, expected station operating costs, remaining station lives and discount rates. Estimates of output, costs and timing of associated cash flows as well as the expected regulatory framework are key factors used to apply the stated policies for long term nuclear liabilities and decommissioning as discussed further in note 2 (xvi) below.

The effect of the Restructuring, as noted above, will be significant and will result in, among other matters, the reassessment of estimates and assumptions which have been used to prepare these financial statements. In particular, the calculation of the carrying value of the nuclear power stations will be reassessed on the basis of the New BNFL Contracts, the contribution of 65 per cent. of cash flow to the NLF and the likely review of the risk discount rate applied to the future cash flows.

(ii)    Basis of consolidation

The British Energy Group financial statements consolidate the financial statements of British Energy and all its subsidiary undertakings. Inter-company profits, transactions and balances are eliminated on consolidation.

(iii)    Turnover

Turnover represents sales of electricity, net of electricity purchases, and sales of other related goods. Turnover is shown net of value added tax and climate change levy.

Wholesale generation and direct supply sales are recognised on an accruals basis with reference to meter readings or where required based on management’s best estimate of electricity supplied.

Included within turnover is the mark to market of net unrealised gains and losses made from trades recorded within the proprietary trading book. Refer to note (xix) for details of accounting treatment of proprietary trading.

(iv)    Fuel costs — nuclear front-end

Advanced Gas-cooled Reactors (AGR)

Front-end fuel costs consist of the costs of uranium procurement, conversion and enrichment and fuel element fabrication. Fabrication costs comprise fixed and variable elements. The fixed element is charged to the profit and loss account as incurred and the variable element, other than for unburnt fuel at shutdown, is charged to the profit and loss account in proportion to the amount of fuel burnt.

Pressurised Water Reactor (PWR)

All front-end fuel costs are variable and, other than for unburnt fuel at shutdown, are charged to the profit and loss account in proportion to the amount of fuel burnt.

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL INFORMATION OF BRITISH ENERGY PLC—(Continued)

Bruce Power

Front-end fuel costs are recognised when fuel is loaded into the reactor. The reactors are continually reloaded and as such this method closely reflects fuel burnt. British Energy disposed of its interest in Bruce Power on 14 February 2003.

(v) Fuel	costs — nuclear back-end

AGR

Spent fuel extracted from the reactors is sent for reprocessing and/or long term storage and eventual disposal of resulting waste products. Back-end fuel costs comprise the estimated cost of this process at current prices discounted back to current value in respect of both the amount of irradiated fuel burnt during the year and an appropriate proportion of unburnt fuel which will remain in the reactors at the end of their lives. All back-end fuel costs, other than for unburnt fuel at shutdown, are charged to the profit and loss account in proportion to the amount of fuel burnt.

PWR

Back-end fuel costs are based on wet storage in station ponds followed by dry storage and subsequent direct disposal of fuel. Back-end fuel costs comprise the estimated cost of this process at current prices discounted back to current value. All back-end fuel costs, other than for unburnt fuel at shutdown, are charged to the profit and loss account in proportion to the amount of fuel burnt.

Bruce Power

Under the terms of the Bruce Power lease, the responsibility for spent fuel, waste and decommissioning remains with OPG. British Energy disposed of its interest in Bruce Power on 14 February 2003.

(vi)    Unburnt fuel at shutdown

Due to the nature of the nuclear fuel process there will be some unburnt fuel in the reactors at station closure. The front-end and back-end costs of this fuel are charged to the profit and loss account over the estimated useful life of each nuclear station on a straight line basis.

(vii)    Fuel costs — Coal

Fuel costs for coal are determined on a weighted average cost basis.

(viii)    Energy supply costs

Annual commitments payable under Renewable Obligation Certificates are reflected in the profit and loss account based on the volume of direct supply sales. Acquired certificates are recognised as assets on purchase and are offset against related obligation payments.

(ix)    Research and development

Research and development expenditure is charged to the profit and loss account as incurred.

(x)    Pensions and other post-retirement benefits

The British Energy Group continues to provide for UK pension costs in accordance with SSAP24. Contributions to British Energy Group’s defined benefit pension schemes are assessed by qualified actuaries and are charged to the profit and loss account so as to spread the cost of

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL INFORMATION OF BRITISH ENERGY PLC—(Continued)

pensions over employees’ working lives with the British Energy Group. The capital cost of ex-gratia and supplementary pensions is charged to the profit and loss account, to the extent that the arrangements are not covered by the surplus in schemes, in the accounting period in which they are granted. Differences between the amounts funded and the amounts charged to the profit and loss account are included in the balance sheet.

In Canada, the charges for pensions and other post retirement benefits were determined annually by actuaries on the basis of management estimates. These costs consisted of current service costs, interest and adjustments arising from plan amendments, changes in assumptions, and experience gains or losses, which were amortised on a straight line basis over the expected average remaining service lives of the employees covered by the plan. Costs were recorded in the year in which employees rendered services. British Energy disposed of its interests in Canada on 14 February 2003.

(xi)    Foreign currencies

Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction or, if hedged forward, at the rate of exchange under the related forward currency contract. Assets and liabilities denominated in foreign currencies are retranslated into Sterling at the rate of exchange ruling at the date of the balance sheet or at the contracted rate if applicable. All differences are taken to the profit and loss account.

For consolidation purposes the assets and liabilities of overseas subsidiary undertakings and joint ventures are translated at closing exchange rates. Profit and loss accounts of such undertakings are consolidated at the average rates of exchange during the year up until the date of disposal. Differences on foreign exchange arising from the retranslation of the opening net investment in, and results of, subsidiary and associated undertakings and joint ventures are taken to reserves. Where appropriate, these are matched with differences arising on the translation of related foreign currency borrowings and are reported in the statement of total recognised gains and losses.

(xii)    Tangible fixed assets and depreciation, including decommissioning costs

Fixed assets comprise assets acquired or constructed by the British Energy Group. During the year ended 31 March 2004 all capital expenditure investment that would previously have been capitalised as fixed assets was expensed as operating costs following the fixed asset impairment review carried out in the year ended 31 March 2003. This arises because it is not possible to demonstrate that this expenditure enhanced the value of British Energy’s fixed assets after taking account of the impairment review.

Fixed assets (other than assets in the course of construction) are stated in the balance sheet at cost less accumulated depreciation. Accumulated depreciation includes additional charges made where necessary to reflect impairment in value. Assets in the course of construction are stated at cost and not depreciated until brought into commission.

The carrying values of fixed assets are reviewed for impairment where there has been a trigger event by assessing the present value of estimated future cash flows and net realisable value compared with net book value. The calculation of estimated future cash flows is based on the Directors’ best estimates of future prices, output and costs and is therefore subjective.

The charge for depreciation of fixed assets is based on the straight line method so as to write-off the costs of assets, after taking into account provisions for diminution in value, over their estimated useful lives.

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL INFORMATION OF BRITISH ENERGY PLC—(Continued)

The asset lives adopted are subject to regular review and for the years ended 31 March 2004, 2003 and 2002 were:

AGR power stations	25-35 years
PWR power stations	40 years
Bruce Power station assets	18 years
Coal power station	12 years
Other buildings	40 years
Other plant and equipment	5 years

The estimated costs for decommissioning the British Energy Group’s nuclear power stations are capitalised as part of the cost of construction and are depreciated over the same lives as the stations. These estimated costs are discounted having regard to the time scale whereby work will take place over many years after station closure. The estimated costs include the demolition and site clearance of the stations’ radioactive facilities and the management of waste.

(xiii)    Fixed asset investments

Other investments

Fixed asset investments are stated at cost less amortisation or provisions for diminution in value. The British Energy Group’s interest in its joint ventures is stated at cost plus the British Energy Group’s share of retained earnings up until the date of disposal. The carrying value of all fixed asset investments is regularly assessed for permanent impairment and provision made, if appropriate.

Own shares

The net consideration of own shares purchased in respect of the Employee Share Option and Sharesave Option Schemes is deducted from the profit and loss account reserve in arriving at the total equity shareholders’ funds. Where such shares are subsequently sold or reissued, any consideration received is included in equity shareholders’ funds.

(xiv)    Stocks of fuel, stores and spares

Stocks of fuel, stores and spares are valued at the lower of cost and net realisable value. The nuclear fuel stock is reduced by the provision for unburnt fuel at shutdown (note 2 (vi)). Strategic spares are amortised over the life of the asset to which they relate.

(xv)    Deferred taxation

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more, or a right to pay less, tax in the future have occurred at the balance sheet date. The full amount of the provision is discounted using a discount rate similar to the current post tax rates of return on UK treasury gilts. Deferred tax assets are recognised only to the extent that the Directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

(xvi)    Nuclear liabilities

Nuclear liabilities represent provision for the Group’s liabilities in respect of the costs of waste management of spent fuel and nuclear decommissioning. The provisions represent the Directors’ best estimates of the costs expected to be incurred. They are calculated based on the latest technical evaluation of the processes and methods likely to be used, and reflect current engineering knowledge. The provisions are based on such commercial agreements as are currently in place, and reflect the Directors’ understanding of the current Government policy and regulatory framework. The Directors carry out an in-depth review of the adequacy of amounts provided on a five-yearly basis, and also review the amounts provided for significant change

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL INFORMATION OF BRITISH ENERGY PLC—(Continued)

during the intervening years. Given that Government policy and the regulatory framework on which British Energy Group’s assumptions have been based may be expected to develop and that the Directors’ plans will be influenced by improvements in technology and experience gained from decommissioning activities, liabilities and the resulting provisions are likely to be adjusted.

In matching the costs of generating electricity against the income from sales, accruals are made in respect of the following:

a)	Fuel costs — back-end

The treatment of back-end fuel costs in the profit and loss account has been dealt with in notes 2(v) and (vi). These accruals cover reprocessing and storage of spent nuclear fuel and the long term storage, treatment and eventual disposal of nuclear waste. They are based, as appropriate, on contractual arrangements or the latest technical assessments of the processes and methods likely to be used to deal with these obligations under the current regulatory regime. Where accruals are based on contractual arrangements they are included within creditors. Other accruals are based on long term cost forecasts which are reviewed regularly and adjusted where necessary, and are included within provisions.

The estimated costs of decommissioning are discounted to reflect the timescale before and during which the work will take place (following closure of the nuclear power station). British Energy anticipates that following the end of generation, dismantling the reactors will be deferred for a period of at least 85 years (for AGR power stations) and 50 years (for PWR power stations). However, the discounted costs of decommissioning assume dismantling at 70 years (for AGR power stations) and 10 years (for PWR power stations).

The actual liability for decommissioning may vary significantly from the estimate, and as a result, the liabilities reported in the financial statements may vary significantly if the assessment of these costs changes. Many of the factors that are integral to the determination of the estimate, such as governmental regulations and inflation, are beyond the control of British Energy.

b)	Decommissioning of nuclear power stations

The financial statements include provision for the full cost of decommissioning the British Energy Group’s nuclear power stations. Provision is made on the basis of the latest technical assessments of the processes and methods likely to be used for decommissioning under the current regulatory regime. The provision established at the commencement of a nuclear power station’s operating life is capitalised as part of the costs of the station and depreciated over the station life, and is assessed for impairment.

Accruals and provisions for back-end fuel costs and decommissioning are stated in the balance sheet at current price levels, discounted at a long term real rate of interest of 3 per cent. per annum to take account of the timing of payments. Each year the financing charges in the profit and loss account include the revalorisation of liabilities required to discharge one year’s discount from provisions made in prior years and restate these provisions to current price levels.

(xvii)    Decommissioning fund

The British Energy Group currently makes contributions into the NDF to cover all costs of decommissioning nuclear power stations, except de-fuelling costs. The British Energy Group’s annual contributions to the fund are assessed by qualified actuaries, taking into account the amount and timing and expected decommissioning costs and the periods until station closures. The value of the asset in the balance sheet represents the contributions made by the British Energy Group, together with an estimated actuarially determined long term rate of return on the fund. The change in value arising from applying the estimated long term rate of return is taken to the profit and loss account and disclosed as part of revalorisation.

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL INFORMATION OF BRITISH ENERGY PLC—(Continued)

The revalorisation of the decommissioning fund, which has been taken through the profit and loss account, is not a realised profit for the purposes of the Act because the income is unrealised until the British Energy Group receives the related cash from the fund to reimburse decommissioning expenditure. The inclusion of this profit in the profit and loss account is a departure from the requirements of the Act. Revalorisation of the accrued decommissioning provision is charged to the profit and loss account each year and accordingly, in the opinion of the Directors, it is necessary to include the estimated annual long term rate of return of the fund in the British Energy Group’s profit and loss account in order for the financial statements to give a true and fair view. In the event that the net realisable value as indicated by the market value of the fund is lower than the value determined under the accounting policy set out above, the lower value is included in the British Energy Group accounts.

The effect of the departure for the UK fund is to increase the profit before tax for the year ended 31 March 2004 by £74m (2003: increase the loss before tax by £82m and 2002: increase the loss before tax by £4m) and to reduce the reported loss before exceptional items for the year ended 31 March 2004 by £28m (2003: £29m and 2002: increase the reported profit before exceptional items for the year by £23m). There is no impact on the net assets at 31 March 2004 and 31 March 2003 as the fund has been restated at market value. For 2002, the effect on net assets would have been an increase of £82m. There are no tax consequences of this departure.

A similar decommissioning fund existed in the United States for AmerGen that was accounted for on a consistent basis as outlined above for the UK fund. Up until the date of sale the effect of the departure for the AmerGen Fund was to increase the profit before tax for the year ended 31 March 2004 by £36m (2003: increase the loss before tax by £28m and 2002: £nil) and to reduce the reported loss before exceptional items for the year ended 31 March 2004 by £14m (2003: £20m and 2002: £nil). There was no impact on net assets as the AmerGen Fund had been restated at market value.

(xviii)    Liquid funds

Cash which is placed on term deposits which mature more than one day after the end of the financial year or invested in commercial paper, is classified under current asset investments in the balance sheet and the movement in liquid funds is disclosed under management of liquid resources in the cash flow statement.

(xix) Financial	instruments and derivatives

Debt instruments

All borrowings are stated at cost. The interest payable on debt and issue costs are charged to the profit and loss account over the life of the borrowing. Premiums and discounts arising on early repayment of borrowings are recognised in the profit and loss account as incurred and received.

Commodity contracts

Where there is physical delivery associated with power and coal commodity contracts they are accounted for on an accruals basis following delivery of the commodity. Amounts payable or receivable in respect of these contracts are recorded within trade creditors and debtors respectively and recognised as turnover.

Where there is no physical delivery associated with these contracts, they are recorded at fair value on the balance sheet. Where the instrument is for proprietary trading purposes, the change in fair value is reflected through the profit and loss account as part of turnover — wholesale generation. This is not in accordance with the general provisions of Schedule 4 of the Act, which requires that these contracts are stated at the lower of cost and net realisable value

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL INFORMATION OF BRITISH ENERGY PLC—(Continued)

or that, if revalued, any revaluation difference be taken to a revaluation reserve. However, the Directors consider that this departure is necessary in order that the financial statements give a true and fair view of the results of the British Energy Group’s trading activities, in accordance with Section 226(5) of the Act. The effect of the departure on the financial statements is to increase the profit for the year ended 31 March 31 2004 by £12m (2003: reduce the loss for the year by £9m and 2002: £nil) and reduce the net liabilities at 31 March 2004 by £21m (2003: £9m and 2002 net assets £nil).

Futures and power options

Power futures and options are undertaken for hedging and proprietary trading purposes. Initial margins paid on entering power exchange contracts are recorded on the balance sheet within restricted cash in ‘Investments — liquid funds’ throughout the term of the contract. Where the instrument is a hedge, the daily margin calls are initially reflected on the balance sheet and subsequently reflected through the profit and loss account to match the recognition of the hedged item.

Interest rate swaps

Interest rate swaps are used to manage debt interest rate exposure. Amounts payable or receivable in respect of interest rate swaps are recognised as adjustments to the net interest charge over the term of the contracts. Where derivatives used to manage interest rate risk or to hedge other anticipated cash flows are terminated before the underlying debt matures, the resulting gain or loss is deferred on the balance sheet and amortised to the profit and loss account to match the timing and accounting treatment of the underlying debt. If the debt is subsequently terminated any unamortised deferred gain or loss is recognised immediately in the profit and loss account. Where interest rate swaps are no longer considered effective hedging instruments, any cumulative losses relating to the fair value of the derivatives are taken to the profit and loss account in accordance with FRS 12 — Provisions, contingent liabilities and contingent assets (“FRS 12”).

Options

The British Energy Group used currency options to manage exposure on its disposal of overseas assets. Premiums received and paid on the contracts are included in the net sale proceeds in ‘Exceptional gain/(loss) on sale of joint venture and businesses’.

Premiums received and paid on wholesale generation contracts are amortised over the period of the contracts and are included within turnover.

(xx)    Goodwill

Goodwill arising on acquisitions represents the excess of the fair value of the consideration at acquisition compared to the fair value of the identifiable net assets acquired. Goodwill is capitalised as an intangible asset on the balance sheet and amortised on a straight line basis over its estimated useful life.

(xxi)    Joint venture

The British Energy Group’s share of the results of the joint venture is included in the consolidated financial statements based on the latest audited accounts of the joint venture, except where the accounting reference date is not co-terminous with the parent company, in which case management accounts are used and adjusted to comply with British Energy accounting policies.

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL INFORMATION OF BRITISH ENERGY PLC—(Continued)

On 22 December 2003, the British Energy Group disposed of its interest in AmerGen.

(xxii)    Operating leases

The British Energy Group entered into an operating lease with OPG to lease the Bruce Power nuclear plant in Ontario, Canada until 2018. Under the terms of the agreement a significant initial payment was made. This consideration plus related transaction costs attributed to the operating lease prepayment, was amortised on a straight line basis over the expected period of the lease. Other costs of the Bruce Power lease were charged to the profit and loss account in accordance with the rental schedule which is included in the lease agreement. The British Energy Group disposed of its investments in Bruce Power and Huron Wind on 14 February 2003. The results of Bruce Power are classified as a discontinued activity for the purpose of this report.

Rentals payable under operating leases are charged to the profit and loss account on a straight line basis over the lease term.

3.    TURNOVER, (LOSS)/PROFIT ON ORDINARY ACTIVITIES BEFORE TAX AND NET ASSETS/(LIABILITIES)

The British Energy Group’s activities consist principally of the generation and sale of electricity.

The geographical analysis of output, turnover, (loss)/profit on ordinary activities before tax and net assets/(liabilities) is noted below.

(i)    Output and turnover

	Year ended 31 March
	2002	2003	2004
	TWh	TWh	TWh
Output:
— United Kingdom	74.7	69.5	72.6
— Canada	20.5	19.2	—

	95.2	88.7	72.6

	£m	£m	£m
Group turnover
Continuing activities
United Kingdom
— Wholesale generation sales	1,162	852	703
— Direct supply sales	522	603	782

— Turnover from continuing activities excluding exceptional income and miscellaneous income	1,684	1,455	1,485
— Miscellaneous income	17	32	31
— Exceptional income	—	41	—

Turnover from continuing activities	1,701	1,528	1,516

Discontinued activities
Canada	348	375	—

Total turnover	2,049	1,903	1,516

Share of turnover in discontinued joint venture	210	212	144

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL INFORMATION OF BRITISH ENERGY PLC—(Continued)

In the year ended 31 March 2003 the British Energy Group agreed revised terms for the NEA with Scottish Power and Scottish and Southern Energy which resulted in the release of £41m in respect of cash previously received, and was reported as an exceptional item in the results for the year ended 31 March 2003.

Turnover from discontinued activities in Canada in 2003 and 2002 represented the sales by Bruce Power which was sold on 14 February 2003.

The turnover, operating profits and net assets of the British Energy Group’s joint venture, AmerGen, relate entirely to activities in the United States of America. On 22 December 2003 the British Energy Group disposed of its interest in AmerGen.

(ii)    (Loss)/profit on ordinary activities before taxation

A geographical analysis of (loss)/profit on ordinary activities before taxation is as follows:

	Year ended 31 March
	2002	2003	2004
	£m	£m	£m
— United Kingdom	(576)	(4,288)	187
— Canada	52	97	—

	(524)	(4,191)	187
Share of discontinued joint venture — United States	41	(1)	45

	(483)	(4,192)	232

(iii)    Net assets/(liabilities)

A geographical analysis of the British Energy Group’s net assets/(liabilities) as at 31 March is as follows:

	Year ended 31 March
	2002	2003	2004
	£m	£m	£m
United Kingdom	284	(3,456)	(3,166)
Canada	158	—	—
United States	81	71	—

	523	(3,385)	(3,166)

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL INFORMATION OF BRITISH ENERGY PLC—(Continued)

4.    OPERATING COSTS

	Year ended 31 March
	2002	2003	2004
	£m	£m	£m
Continuing activities
— Fuel	467	371	413
— Materials and services	395	425	512
— Staff costs (note 6)	202	229	224
Depreciation charges	280	273	50

	1,344	1,298	1,199
Energy supply costs	171	184	260

	1,515	1,482	1,459

Discontinued activities
— Fuel	23	17	—
— Materials and services	149	143	—
— Staff costs (note 6)	119	111	—
— Depreciation charges	5	7	—

	296	278	—

Total operating costs	1,811	1,760	1,459

Exceptional operating items
— Materials and services	209	94	25
— Depreciation charges/(credits)	300	3,738	(295)
— Amounts written-off/(credited to) non-operational assets	—	13	(13)

	509	3,845	(283)

Operating costs after exceptional items	2,320	5,605	1,176

Analysis of exceptional operating items
Restructuring costs	—	35	43
Settlement of claim	—	—	(18)
Stock obsolescence	—	57	—
Onerous trading contracts	209	2	—
Fixed asset write-down/(write-up) (note 12)	300	3,738	(295)
UK decommissioning fund write-down/(write-up) (note 8)	—	13	(13)

	509	3,845	(283)

Exceptional operating costs for the year ended 31 March 2004

Restructuring costs

There were exceptional materials and services costs of £43m in respect of costs incurred on advisory fees and other costs associated with restructuring the British Energy Group’s activities.

Settlement of claim

The British Energy Group settled long standing disputes with Siemens Power Generation Limited (SPG) relating to work done since 1996 by the former Parsons business. Under the terms of the settlement SPG paid British Energy approximately £18m. The settlement included a commitment by British Energy and SPG to develop a mutually beneficial relationship under a long term supply agreement.

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL INFORMATION OF BRITISH ENERGY PLC—(Continued)

Fixed asset write-up

At 31 March 2004 the Directors reassessed the fixed asset carrying values, in line with the requirements of FRS11, to determine whether any revisions to fixed asset carrying values were appropriate. In carrying out such a review the Directors concluded that, pending completion of the Restructuring, it was appropriate to carry out a full review of valuations.

The carrying value of the nuclear power stations was calculated by discounting the expected future cash flows from continued use of the assets, having made appropriate assumptions regarding future operating performance, based on contracts in effect at 31 March 2004. The valuation of Eggborough was based on an assessment of net realisable value. Following the review the carrying value of fixed assets was increased by £295m at 31 March 2004 to reflect reversal of previous impairment losses. The calculation of fixed asset carrying values at 31 March 2004 includes cash flow estimates regarding the level of increase in pension fund contributions that may be required to repair the actuarial pension fund deficit at 31 March 2004. The potential payments included in the fixed asset calculation amount to approximately £207m after being discounted at 15 per cent., and are equivalent to a pension fund deficit calculated on an actuarial basis in the range of £330m to £440m. Formal triennial valuations of the British Energy Generation Group (BEGG) and British Energy Combined Group (BECG) pension schemes at 31 March 2004 are currently being undertaken, but the results of these valuations will not be finalised until later in 2004.

The electricity price assumptions are a very significant component of the asset value calculation. The Directors have considered market views on future prices of wholesale electricity and also the commercially available forecasts. They considered the impact on future prices of the increases in market electricity prices which occurred in the past year, the outlook for coal and gas fuel prices, potential for changes in generation capacity in the UK, and the potential effect on the market of changes in Government policy particularly in the area of environmental legislation. In determining the price assumptions the Directors have taken a cautious view of there being a significant long term recovery in market prices. This recovery of market prices during the year has led to forecasts of future electricity prices being greater than those underpinning the value in use calculated at 31 March 2003. Greater cash inflows are therefore anticipated over the lifetime of the nuclear plants, and so an element of the prior year impairment loss has been reversed. As market prices are outside the Directors’ control actual prices may differ from those forecast.

UK decommissioning fund write-up

At 31 March 2004 the market value of the NDF had increased to £440m (31 March 2003: £334m), thereby necessitating an exceptional credit of £59m in the twelve months ended 31 March 2004. The £59m included a £13m exceptional credit to reverse the write-down on non-operational assets made in the year ended 31 March 2003. The remaining balance of the restatement to market value of £46m has been dealt with as an exceptional financing credit to reverse previously written-down revalorisation amounts. The remaining UK decommissioning fund movements relate to revalorisation of £28m and regular cash contributions of £19m.

Exceptional operating costs for the year ended 31 March 2003

Restructuring costs

There were exceptional materials and services costs of £35m in respect of costs incurred on advisory fees and other costs associated with restructuring the Group’s activities.

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL INFORMATION OF BRITISH ENERGY PLC—(Continued)

Stock obsolescence

An exceptional charge of £57m has been recorded for stock obsolescence following an extensive review of slow moving stores and spares conducted during the year.

Onerous trading contracts

During the year the Group had certain pre-NETA electricity trading contracts with ECTEF, TPL and Total. As a result of the terms inherent in these contracts and the Directors’ view of future market prices, the contracts are considered to be onerous. The ECTEF and Total contracts were terminated during the year thus giving rise to claims for certain amounts which became payable. These accounts reflect the claim amounts which have been agreed in principle with ECTEF, TPL and Total for the purposes of the restructuring. An exceptional charge of £2m has been made in the year to make further provision for these long term trading contracts.

Fixed asset write-down

The Directors reviewed the economic values and net realisable values of the Group’s fixed assets and compared them to their book value. As a result of this review, the carrying value of fixed assets has been written down by £3,738m.

The carrying value of the nuclear power stations was calculated by discounting the expected future cash flows from continued use of the assets, having made appropriate assumptions regarding future operating performance. The valuation of Eggborough was based on an assessment of net realisable value.

The electricity price assumptions are a very significant component of the asset value calculation. The Directors considered the market’s views on future prices of wholesale electricity and also the forecasts specifically commissioned for the British Energy Group. They considered the potential for rationalisation of generation capacity in the UK and the potential effect on the market of changes in Government policy on renewables generation. In determining the price assumptions the Directors also took account of the effect on the market as a result of the dramatic fall in prices over the previous two years and have taken a cautious view on there being a significant recovery in prices. As market prices are outside the Directors’ control actual prices may differ from those forecast.

UK decommissioning fund write-down

At 31 March 2003 the market value of the NDF investment was £334m (market value 2002: £411m). As a result of the market value being lower than the balance sheet carrying value an exceptional charge of £124m has been recognised in the accounts to restate the NDF receivable to market value. Of this charge £111m represents the write down of previous revalorisation and has been treated as an exceptional financing charge. The balance of £13m has been included in “Amounts written off non-operational assets” and classified as an operating cost.

Exceptional operating costs for the year ended 31 March 2002

Onerous trading contracts

The Group has certain pre-NETA contracts which are excluded from its wholesale and direct supply portfolios. As a result of the terms inherent in these contracts and the Directors’ view of future market prices the contracts are considered to be onerous and a provision has been made to reflect the future discounted losses that were expected under the terms of these contracts. In addition the fall in electricity prices over the year has resulted in the Group increasing its provision for the contract with TPL. An exceptional charge of £209m has been made in the year to make further provision for these long term trading contracts.

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL INFORMATION OF BRITISH ENERGY PLC—(Continued)

Fixed asset write-down

Following the fall in electricity selling prices, particularly following the introduction of NETA, the Directors reviewed the economic values and net realisable values of the Group’s power stations and compared them to their book value. As a result of this review the value of the Eggborough power station has been written down by £300m.

Other operating items

	Year ended 31 March
	2002	2003	2004
	£m	£m	£m
Operating costs are stated after charging:
— research and development	16	15	14
— operating lease costs — Bruce Power	38	70	—
— other	—	—	1

Auditors’ remuneration

It is the British Energy Group’s policy to engage PricewaterhouseCoopers LLP on assignments where their expertise and experience with the British Energy Group are important, or where they win work on a competitive basis. An analysis of auditors’ remuneration on a worldwide basis for each of the three years ended 31 March is provided below:

	2002		2003		2004
	£000’s	%	£000’s	%	£000’s	%
Audit services
— Statutory	358	16	480	16	510	9
— Audit related regulatory reporting	101	5	215	7	258	5

Further assurance services
— Creditors’ long form report	—	—	—	—	2,017	35
— Reporting accountant - working capital report	—	—	532	17	1,208	21
— Review of accounting implications of the restructuring	—	—	1,111	36	1,114	20

Taxation
— Tax services	1,249	57	331	11	510	9

Other
— Other non-audit services	475	22	409	13	80	1

Total	2,183	100	3,078	100	5,697	100

5. SALE	OF INVESTMENTS

Analysis of investment disposals during the year ended 31 March 2004:

On 22 December 2003 the British Energy Group completed the sale of its 50 per cent. interest in AmerGen to Exelon. The British Energy Group received initial consideration of US$277m upon financial close on 22 December 2003 prior to adjustments relating to working capital levels, stocks of unspent nuclear fuel inventory, capital expenditures and low-level waste disposal costs to be determined at the time of closing. The gain on sale calculated below is a provisional estimate pending receipt of financial statements drawn up as at the date of financial close.

On 23 December 2003 the British Energy Group sold its 50 per cent. equity interest in Offshore Wind Power Limited to GB Gas Holdings Limited, a wholly owned subsidiary of Centrica, for an

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL INFORMATION OF BRITISH ENERGY PLC—(Continued)

up front cash consideration of £2m and deferred consideration of up to £750,000 which has not been recognised in these accounts (net book value £nil).

The total cash receipts in relation to the discontinued activities of Bruce Power amounted to £17m. The cash receipt of £9m on 28 April 2003 in relation to Bruce Power was accounted for in the year ended 31 March 2003 as an adjusting post balance sheet event. The additional receipt of £8m received on 22 March 2004 was in relation to the re-start of the Bruce A reactor. These receipts relate to the discontinued activities of Bruce Power.

The exceptional profits arising from the disposal of joint venture and businesses and cash consideration which have been recognised in these accounts are analysed as follows:

	Bruce Power	AmerGen	Offshore Wind	Total
	£m	£m	£m	£m
Net assets sold	—	112	—	112

Accounted for by:
Cash consideration net of transaction costs and break fee	8	149	2	159

Exceptional gain on sale of joint venture and businesses	8	37	2	47

Cash flows:
Cash consideration net of transaction costs received in the year ended 31 March 2004	17	152	2	171

Analysis of investment disposals during the year ended 31 March 2003:

On 14 February 2003 the British Energy Group completed the sale of its 82.4 per cent. interest in Bruce Power and 50 per cent. share in Huron Wind Limited Partnership to a Canadian consortium led by Cameco, TransCanada and BPC.

The British Energy Group received initial consideration of C$678m upon financial close on 14 February 2003, together with a C$20m retention initially held in escrow pending confirmation of the pension deficit which was subsequently received in April 2003. In addition, there are certain amounts held in escrow which the British Energy Group may be entitled to receive pending satisfaction of various conditions related to the disposal. These amounts, which have not been recognised in these accounts, are:

•	C$100m, contingent on the restart of two Bruce A units, with C$50m to be released provided the first unit restarts by 15 June 2003 and an additional C$50m if the second unit restarts by 1 August 2003. If the units do not restart on the specified dates then the contingent amounts released for each unit will be reduced by C$5m and such payment is reduced by a further C$5m if that unit is not restarted on or before the first day of each successive calendar month following the scheduled restart date.

•	C$20m, which is held in escrow from closing to cover any successful claims in respect of representations and warranties until any claims made against British Energy and British Energy International Holdings which are made within two years from the date of closing are resolved.

A further C$80m is held in an escrow account to cover the estimated outstanding tax liabilities of the Bruce Group. In the event that the sums held back to satisfy the tax liability are insufficient, then British Energy would be required to repay the amount of such excess to the Bruce Power consortium. Conversely, British Energy will be refunded any balance remaining after settlement of the tax liability.

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL INFORMATION OF BRITISH ENERGY PLC—(Continued)

The loss arising from the disposal and cash consideration which have been recognised in these accounts are analysed as follows:

£m
Net assets sold:
Tangible fixed assets	303
Investment in joint venture and associates	4
Stocks	37
Debtors	313
Cash at bank	4
Borrowings	(92)
Creditors and provisions	(192)

Net assets disposed	377
Minority interests	(68)

Net assets disposed less minorities	309

Accounted for by:
Cash consideration net of transaction costs	(266)
Contingent consideration received post year end on determination of pension deficit	(8)

Loss on disposal — exceptional item	35

Cash flows:
Cash consideration net of transaction costs received in 2002/03	266
Less: cash held by disposed subsidiary	(4)

Net cash inflow	262

Analysis of investment disposals during the year ended 31 March 2002:

The disposal of the British Energy Group’s interest in Humber Power Limited resulted in an exceptional profit of £4m in 2002.

6.    EMPLOYEE INFORMATION

(i)    Staff costs

		Year ended 31 March
	Notes	2002	2003	2004
		£m	£m	£m
Salaries		189	201	208
Social security costs		18	17	19
Pension costs	24	1	6	—
Severance charges		—	12	2
Amortisation of share option costs		2	2	—
Amounts capitalised		(8)	(9)	(5)

Continuing activities		202	229	224
Discontinued activities		119	111	—

Total staff costs		321	340	224

Amounts capitalised within staff costs during the year ended 31 March 2004 are subsequently expensed as operating costs within materials and services costs as all fixed asset additions were expensed as incurred in that year. Amounts capitalised in the years ended 31 March 2002 and 2003 are included in fixed asset additions for those periods.

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL INFORMATION OF BRITISH ENERGY PLC—(Continued)

(ii)    Employee numbers

	Year ended 31 March
	2002	2003	2004
	Number	Number	Number
Average number of employees during the year:
Continuing operations	4,969	5,103	5,165
Discontinued operations	2,701	2,799	—

Total	7,670	7,902	5,165

Average number of full-time equivalent employees by category during the year were:
United Kingdom
Power stations:
— nuclear	3,499	3,579	3,612
— coal-fired	251	247	258
Engineering, technical and corporate support	1,170	1,228	1,257

Total continuing operations	4,920	5,054	5,127

North America — discontinued operations	32	28	12
Canada — discontinued operations	2,701	2,798	—

	7,653	7,880	5,139

7.    SUMMARY OF DIRECTORS’ EMOLUMENTS

(a)    Directors’ remuneration

Year ended 31 March 2002

Name	Basic Salary and Fees	Bonus	Contingent Fees	Compen- sation for Loss of Office	Accommod- ation and relocation	Other Benefits	Total Emoluments Excluding Pension	Pension Contribut- ions
	(£)	(£)	(£)	(£)	(£)	(£)	(£)	(£)

Dr R Jeffrey	336,250	130,220	—	—	—	11,731	478,201	—
D Gilchrist	96,250	38,981	—	—	41,534	6,597	183,362	5,565
D Hawthorne	94,984	38,943	—	—	—	12,949	146,876	8,750
M Kirwan	188,126	72,579	—	—	—	20,195	280,900	26,526
K Lough	116,667	44,683	—	—	38,286	6,901	206,537	5,565
Sir R Biggam	52,500	—	—	—	—	—	52,500	—
Sir R Hill	57,500	—	—	—	—	—	57,500	—
P Stevenson	30,000	—	—	—	—	—	30,000	—
Dr J Walsh	25,000	—	—	—	—	—	25,000	—
C Spottiswoode	8,333	—	—	—	—	—	8,333	—

Total emoluments for serving directors at 31 March 2002	1,005,610	325,406	—	—	79,820	58,373	1,469,209	46,406
Sir J Robb	48,082	—	—	—	—	—	48,082	—
P Hollins	66,409	18,000	—	364,600	—	3,456	452,465	2,134

Total emoluments (all directors)	1,120,101	343,406	—	364,600	79,820	61,829	1,969,756	48,540

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL INFORMATION OF BRITISH ENERGY PLC—(Continued)

Year ended 31 March 2003

Name	Basic salary and fees	Bonus	Contingent fees	Compens- ation for loss of office	Accommod- ation and relocation	Other benefits	Total emoluments excluding pension	Pension contribut- ions
	(£)	(£)	(£)	(£)	(£)	(£)	(£)	(£)

A Montague	100,000	—	300,000	—	—	209	400,209	—
M Alexander	33,333	—	—	—	—	2,202	35,535	1,385
D Gilchrist	183,563	—	—	—	—	20,067	203,630	12,020
D Hawthorne	152,978	—	—	—	—	8,046	161,024	21,749
K Lough	211,250	—	—	—	—	12,886	224,136	12,020
Sir R Hill	57,500	—	—	—	—	—	57,500	—
I Harley	25,833	—	—	—	—	—	25,833	—
C Spottiswoode	53,333	—	—	—	—	—	53,333	—

Total emoluments for serving directors at 31 March 2003	817,790	—	300,000	—	—	43,410	1,161,200	47,174
R Jeffrey	309,188	—	—	98,000	—	17,349	424,537	—
R Biggam	11,167	—	—	—	—	—	11,167	—
P Stevenson	25,893	—	—	—	—	—	25,893	—
M Kirwan	45,042	—	—	—	—	4,007	49,049	4,453
J Walsh	7,325	—	—	—	—	—	7,325	—

Total emoluments (all directors)	1,216,405	—	300,000	98,000	—	64,766	1,679,171	51,627

Year ended 31 March 2004

Name	Basic salary and fees	Bonus	Contingent fees	Compens- ation for loss of office	Accommod- ation and relocation	Other benefits	Total emoluments excluding pension	Pension contribut- ions
	(£)	(£)	(£)	(£)	(£)	(£)	(£)	(£)

A Montague	300,000	—	—	—	—	—	300,000	—
M Alexander	400,000	190,004	—	—	—	32,864	622,868	16,929
W Coley	25,000	—	—	—	—	—	25,000	—
P Colombani	22,500	—	—	—	—	—	22,500	—
J Delucca	4,500	—	—	—	—	—	4,500	—
M Gatto	130,000	36,013	—	—	—	—	166,013	—
D Gilchrist	199,013	106,105	—	—	—	15,247	320,365	16,929
I Harley	36,500	—	—	—	—	—	36,500	—
C Spottiswoode	59,000	—	—	—	—	—	59,000	—
R Walmsley	24,667	—	—	—	—	—	24,667	—

Total emoluments for serving directors at 31 March 2004	1,201,180	332,122	—	—	—	48,111	1,581,413	33,858
D Hawthorne	25,228	—	—	—	—	—	25,228	—
R Hill	19,167	—	—	—	—	—	19,167	—
K Lough	151,975	73,679	—	145,625	—	11,309	382,588	11,657

Total emoluments (all directors)	1,397,550	405,801	—	145,625	—	59,420	2,008,396	45,515

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL INFORMATION OF BRITISH ENERGY PLC—(Continued)

(b)    Directors’ interests

(i)    Ordinary shares

	2002	2003	2004
A Montague	n/a	2,188	2,188
M Alexander	n/a	—	—
W Coley	n/a	n/a	—
P Colombani	n/a	n/a	—
J Delucca	n/a	n/a	—
M Gatto	n/a	n/a	—
D Gilchrist	5,359	6,024	6,024
I Harley	n/a	2,000	2,000
C Spottiswoode	—	—	—
R Walmsley	n/a	n/a	—
D Hawthorne	5,302	5,302	n/a
K Lough	10,000	10,000	n/a
Sir R Hill	1,395	1,395	n/a
R Jeffrey	55,017	n/a	n/a
M Kirwan	37,205	n/a	n/a
Sir R Biggam	27,916	n/a	n/a
P Stevenson	48,000	n/a	n/a
J Walsh	—	n/a	n/a

R Jeffrey held 6,060 ‘A’ shares and D Hawthorne held 477 ‘A’ shares at 31 March 2002 and 31 March 2003.

(ii)    Options

Directors’ options for the year ended 31 March 2002:

Executive share options:

Name	Options held at 01/04/2001	Options granted during the year	Options exercised during the year	Options lapsed during the year	Options held at 31/03/2002	Option exercise price (£)	Date from which exercisable	Expiry date
Dr R Jeffrey	113,846	—	—	—	113,846	2.60	12/08/2000	11/08/2004
	11,538	—	—	—	11,538	2.60	12/08/2000	11/08/2007
	35,990	—	—	—	35,990	5.08	29/06/2001	28/06/2005
	32,021	—	—	—	32,021	5.295	25/06/2002	24/06/2006
	81,160	—	—	—	81,160	2.4125	14/07/2003	13/07/2007
	100,401	—	—	—	100,401	2.49	07/12/2003	06/12/2007

	374,956	—	—	—	374,956

D Gilchrist	11,538	—	—	—	11,538	2.60	15/07/2000	14/07/2004
	57,692	—	—	—	57,692	2.60	15/07/2000	14/07/2007
	19,862	—	—	—	19,862	5.08	29/06/2001	28/06/2005
	21,379	—	—	—	21,379	5.295	25/06/2002	24/06/2006
	40,659	—	—	—	40,659	2.4125	14/07/2003	13/07/2007

	151,130	—	—	—	151,130

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL INFORMATION OF BRITISH ENERGY PLC—(Continued)

Name	Options held at 01/04/2001	Options granted during the year	Options exercised during the year	Options lapsed during the year	Options held at 31/03/2002	Option exercise price (£)	Date from which exercisable	Expiry date
D Hawthorne	11,538	—	—	—	11,538	2.60	15/07/2000	14/07/2004
	13,269	—	—	—	13,269	2.60	15/07/2000	14/07/2007
	17,869	—	—	—	17,869	5.08	29/06/2001	28/06/2005
	24,516	—	—	—	24,516	5.295	25/06/2002	24/06/2006
	40,559	—	—	—	40,559	2.4125	14/07/2003	13/07/2007

	107,751	—	—	—	107,751

M Kirwan	118,077	—	—	—	118,077	2.60	12/08/2000	11/08/2004
	11,538	—	—	—	11,538	2.60	12/08/2000	11/08/2007
	37,192	—	—	—	37,192	5.08	29/06/2001	28/06/2005
	33,097	—	—	—	33,097	5.295	25/06/2002	24/06/2006
	76,269	—	—	—	76,269	2.4125	14/07/2003	13/07/2007

	276,173	—	—	—	276,173

K Lough	—	116,353	—	—	116,353	3.18	14/09/2004	13/09/2008
	—	9,433	—	—	9,433	3.18	14/09/2004	13/09/2011

	—	125,786	—	—	125,786

Sharesave scheme:

Name	At 1 April 2001	Granted	Exercised	Options lapsed during the year	At 31 March 2002	Option exercise price (£)	Date from which exercisable	Expiry date
D Hawthorne	10,819	—	—	—	10,819	1.36	01/09/2005	28/02/2006
M Kirwan	6,211	—	—	—	6,211	1.36	01/09/2003	28/02/2004

Directors’ options for the year ended 31 March 2003:

Executive share options:

Name	Options held at 01/04/2002	Options granted during the year	Options exercised during the year	Options lapsed during the year	Options held at 31/03/2003	Option exercise price (£)	Date from which exercisable	Expiry date
Dr R Jeffrey	113,846	—	—	113,846	—	2.60	12/08/2000	11/08/2004
	11,538	—	—	11,538	—	2.60	12/08/2000	11/08/2007
	35,990	—	—	35,990	—	5.08	29/06/2001	28/06/2005
	32,021	—	—	32,021	—	5.295	25/06/2002	24/06/2006
	81,160	—	—	81,160	—	2.4125	14/07/2003	13/07/2007
	100,401	—	—	100,401	—	2.49	07/12/2003	06/12/2007

	374,956	—	—	374,956	—

M Kirwan	118,077	—	—	—	118,077	2.60	12/08/2000	11/08/2004
	11,538	—	—	—	11,538	2.60	12/08/2000	11/08/2007
	37,192	—	—	—	37,192	5.08	29/06/2001	28/06/2005
	33,097	—	—	—	33,097	5.295	25/06/2002	24/06/2006
	76,269	—	—	—	76,269	2.4125	14/07/2003	13/07/2007

	276,173	—	—	—	276,173

K Lough	9,433	—	—	—	9,433	3.18	14/09/2004	13/09/2011
	116,353	—	—	—	116,353	3.18	14/09/2004	13/09/2008

	125,786	—	—	—	125,786

D Hawthorne	13,269	—	—	13,269	—	2.60	15/07/2000	14/07/2004
	11,538	—	—	11,538	—	2.60	15/07/2000	14/07/2007
	17,869	—	—	17,869	—	5.08	29/06/2001	28/06/2005
	24,516	—	—	24,516	—	5.295	25/06/2002	24/06/2006
	40,559	—	—	40,559	—	2.4125	14/07/2003	13/07/2007

	107,751	—	—	107,751	—

D Gilchrist	57,692	—	—	—	57,692	2.60	15/07/2000	14/07/2004
	11,538	—	—	—	11,538	2.60	15/07/2000	14/07/2007
	19,862	—	—	—	19,862	5.08	29/06/2001	28/06/2005
	21,379	—	—	—	21,379	5.295	25/06/2002	24/06/2006
	40,659	—	—	—	40,659	2.4125	14/07/2003	13/07/2007

	151,130	—	—	—	151,130

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL INFORMATION OF BRITISH ENERGY PLC—(Continued)

Directors’ options for the year ended 31 March 2004:

Executive share options:

Name	Options held at 01/04/2003	Options granted during the year	Options exercised during the year	Options lapsed during the year	Options held at 31/03/2004	Option exercise price (£)	Date from which exercisable	Expiry date
D Gilchrist	57,692	—	—	—	57,692	2.60	15/07/2000	14/07/2004
	11,538	—	—	—	11,538	2.60	15/07/2000	14/07/2007
	19,862	—	—	—	19,862	5.08	29/06/2001	28/06/2005
	21,379	—	—	—	21,379	5.295	25/06/2002	24/06/2006
	40,659	—	—	—	40,659	2.4125	14/07/2003	13/07/2007

	151,130	—	—	—	151,130

K Lough	9,433	—	—	—	9,433	3.18	14/09/2004	13/09/2011
	116,353	—	—	—	116,353	3.18	14/09/2004	13/09/2008

	125,786	—	—	—	125,786

(c)    Retirement benefits

The retirement benefits offered to executive directors are individually tailored as described below.

Mike Alexander and David Gilchrist are members of the BEGG of the ESPS.

Keith Lough was also a member of BEGG when he was a Director.

No elements of remuneration other than base pay are pensionable.

The following Directors have accrued entitlements under defined benefits schemes as follows:

As at 31 March 2002:

	R Jeffrey	D Gilchrist	D Hawthorne	K Lough
Age at 31 March 2002	63	49	46	43
Years of service at 31 March 2002	27	11	25	0.6
Normal retirement age	63	63	60	65
Pension accural rate	1/60	1/30	1/60	1/30
Director’s contribution	Nil	5% salary	5% salary	5% salary
Spouse’s pension	1/2	1/2	1/2	1/2
Additional pension accrued during the year	£40,698	£13,588	£21,301	£2,462
Accrued annual entitlement at 31 March 2002	£151,313	£32,317	£60,714	£2,462

Dr Jeffrey’s service included credits from transfers into the scheme. Mr Kirwan was not a member of any British Energy Group pension scheme. However, he received an annual salary supplement in 2001/2002 of £26,526, in accordance with a previously agreed schedule.

Mr Hollins left service on 7 June 2001. The additional pension accrued by Mr Hollins during the year ended 31 March 2002 was £13,748. His annual entitlement at leaving was £46,348 (with a spouse’s pension of two-thirds of this amount). £10,646 of this pension will be provided from the BEGG of the ESPS. £23,104 is an unfunded pension that will be payable from age 62. The balance was commuted and a lump sum of £189,000 was paid.

The accrual rate for Keith Lough and David Gilchrist was the maximum rate subject to total pension from all sources not exceeding two-thirds of final salary.

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL INFORMATION OF BRITISH ENERGY PLC—(Continued)

The accrued pension entitlements shown are those which would be paid annually on retirement, based on service to the end of the year. The transfer value does not represent a sum paid or due to the individual and cannot meaningfully be added to annual remuneration.

As at 31 March 2003

Name	Age	Accrued pension at 31/03/2002	Increase in accrued pension (excluding inflation)	Increase in accrued pension	Transfer value of increase in accrued benefit	Accrued pension at 31/03/2003	Transfer value of pension at 31 March		Increase in transfer value less contribu- tions made by Directors
							2002	2003
		(£)	(£)	(£)	(£)	(£)	(£)	(£)	(£)
M Alexander	55	—	833	833	—	833	—	8,000	6,333
D Gilchrist	50	32,317	12,627	13,578	107,997	45,895	278,000	404,000	116,822
D Hawthorne	47	60,714	21,594	23,380	209,465	84,094	567,000	803,000	227,493
K Lough	44	2,462	4,544	4,616	14,047	7,078	13,000	38,000	14,437
R Jeffrey	63	190,547	8,432	14,036	156,000	204,583	3,393,000	3,601,000	208,000

Mike Kirwan was not a member of any British Energy Group pension scheme. However, he received an annual salary supplement in 2002/3 of £4,453 in accordance with a previously agreed schedule.

Robin Jeffrey left service on 15 February 2003. He was beyond maximum retiral age (60) and, as such, his pension became payable immediately. The accrued pension at 31 March 2003, and the transfer value at 31 March 2003, represent the pension entitlement that Robin Jeffrey was entitled to at 15 February 2003, before commutation to provide any tax-free lump sum. Following his retirement, Robin Jeffrey ceased to be entitled to any transfer value payment from the scheme.

The accrued pension to 31 March 2002 for Robin Jeffrey has been restated to reflect the value of added years that he purchased under the rules of the scheme from March 1984 until aged 60. The value quoted in the 2001/2 report of £151,313 did not include these added years.

The accrual rate of Mike Alexander is fixed at a value of £10,000 per year of service, which on the basis of current salary equates to 1/40.

The accrual rate of both Keith Lough and David Gilchrist was 1/30 and is the maximum rate subject to total pension from all sources not exceeding two-thirds of final salary.

As at 31 March 2004

Name	Age	Accrued pension at 31/03/2003	Increase in accrued pension (excluding inflation)	Increase in accrued pension	Transfer value of increase in accrued benefit	Accrued pension at 31/03/2004	Transfer value of pension at 31 March		Increase in transfer value less contributions made by Directors
							2003	2004
		(£)	(£)	(£)	(£)	(£)	(£)	(£)	(£)
M Alexander	56	833	9,976	10,000	99,000	10,833	8,000	107,000	79,000
D Gilchrist	51	45,895	9,208	10,494	138,000	56,389	404,000	542,000	128,049
K Lough	45	7,078	3,340	3,463	21,000	10,541	38,000	59,000	13,371

The accrual rate of Mike Alexander is fixed at a value of £10,000 per year of service which, on the basis of current salary, equates to 1/40.

The accrual rate of David Gilchrist is 1/30, and is the maximum rate subject to total pension from all sources not exceeding two-thirds of final salary.

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL INFORMATION OF BRITISH ENERGY PLC—(Continued)

The information shown above for Keith Lough relates to his period as an executive director only (i.e. until 8 December 2003). His accrual rate was 1/30 and was the maximum rate subject to total pension from all sources not exceeding two-thirds of final salary. He continued to be a member of the scheme after his resignation as an executive director.

Martin Gatto is not a member of any British Energy Group pension scheme nor is any payment made to him in lieu of any pension arrangement.

On 5 August 2004, David Gilchrist ceased to be a director of British Energy.

8.    FINANCING CHARGES/(CREDITS)

		Year ended 31 March
	Notes	2002	2003	2004
		£m	£m	£m
Revalorisation:
Revalorisation of nuclear liabilities	21
— changes in price levels		65	117	97
— discharge of one year’s discount		110	111	118

		175	228	215
Revalorisation of other provisions		12	10	—
Revalorisation of decommissioning fund	14	(23)	(29)	(28)
Share of revalorisation of joint venture		(4)	(4)	(2)

Revalorisation charge before exceptional items		160	205	185
Exceptional revalorisation charge/(credit) (see below)		27	159	(68)

Revalorisation charge		187	364	117

Interest:
Interest on loans repayable within five years:
— bank		27	11	11
— other		27	24	33
Interest on loans repayable in five years or more:
— bank		20	38	24
— other		8	8	7
Interest receivable		(16)	(9)	(11)

Net interest before exceptional items		66	72	64

Exceptional charge/(credit) — interest rate swaps		—	56	(5)
Exceptional charge — borrowing costs		—	6	—

Exceptional financing charges/(credit)		—	62	(5)

Interest payable and similar charges		66	134	59

Year ended 31 March 2004

At 31 March 2004 the market value of the NDF had increased to £440m (31 March 2003: £334m), thereby necessitating an exceptional credit of £59m in the twelve months ended 31 March 2004 to reverse previously written-down amounts. As a result of the NDF receivable being restated at market value, a £13m exceptional credit has been recorded in operating costs to reverse a prior write-down of non-operational assets, and exceptional credits of £46m have been recorded in finance charges for the twelve months ended 31 March 2004 to reverse the prior write-down of previous revalorisation. The market value remains below the amount that would have been calculated by revalorising on an actuarial basis the total amounts that have been invested in the fund.

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL INFORMATION OF BRITISH ENERGY PLC—(Continued)

The market value of the AmerGen decommissioning fund had also increased over the period to 22 December 2003, and the British Energy Group’s share of the exceptional credit was £22m in the year to the date of sale.

The total of the NDF and AmerGen decommissioning fund exceptional revalorisation credits included within financing charges amounted to £68m.

At 31 March 2004 the value of interest rate swaps were marked to market and the resultant valuation was lower than the book value. The exceptional credit was £5m for the year ended 31 March 2004.

Year ended 31 March 2003

At 31 March 2003 the market value of the NDF was lower than the value that would have been derived from revalorising the cost of the investment. The difference was £124m of which £111m was recognised as an exceptional financing charge with the remainder classified as write-offs of non-operational assets. At 31 March 2003 the British Energy Group’s share of the adjustment required to reduce the AmerGen decommissioning fund to market value was a charge of £48m.

An exceptional charge of £56m was recognised for the year ended 31 March 2003 for interest rate swaps, which were no longer considered to be effective. In addition an exceptional charge of £6m was recorded for the write-off of borrowing costs which had been previously capitalised and were being amortised over the expected duration of the loan financing the acquisition of the Eggborough power station.

Year ended 31 March 2002

At 31 March 2002 the market value of the NDF was lower than the value that would have been derived from revalorising the cost of the investment. As a result, an exceptional charge of £27m was recognised to restate the decommissioning fund receivable to market value.

9.    TAXATION

	Year ended 31 March
	2002	2003	2004
	£m	£m	£m
Tax on profit/(loss) on ordinary activities:
UK corporation tax — prior year	(11)	—	—
Deferred taxation on ordinary activities before tax	34	(40)	—
Unwinding of discount	14	14	—
Charge/(credit) for the year on ordinary activities	48	(26)	—
Exceptional deferred tax credit	(56)	(370)	—
Deferred tax credit for the year	(8)	(396)	—
Foreign tax	15	18	(2)

Tax on (loss)/profit on ordinary activities	(4)	(378)	(2)

Share of taxation for discontinued joint venture:
Ordinary activities	29	10	—

There was no UK current tax charge for the year ended 31 March 2004 or 2003 (2002: credit £11m). The tax credit of £2m for the year ended 31 March 2004 represented the release of an over provision of foreign tax in earlier years.

The exceptional tax credit for the year ended 31 March 2003 of £370m related to a deferred taxation credit on exceptional items of £520m offset by the de-recognition of the deferred taxation assets of £150m.

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL INFORMATION OF BRITISH ENERGY PLC—(Continued)

As set out in the British Energy Group’s Cash Flow Statement, the tax paid of £12m in the year ended 31 March 2004 relates to the Group’s liability for its share of AmerGen’s taxable profits. In the year ended 31 March 2003 the net tax refund of £3m comprised tax paid of £10m in respect of AmerGen and Bruce Power offset by a UK tax refund of £13m. In the year ended 31 March 2002, the net tax refund of £4m comprised a UK tax refund of £10m and tax paid of £6m in respect of AmerGen.

A reconciliation of the current tax charge/credit to tax at the statutory corporation tax rate of 30 per cent. is set out below:

	Year ended 31 March
	2002	2003	2004
	£m	£m	£m
Tax (credit)/charge on Group (loss)/profit at standard rate of 30%	(148)	(1,288)	70
Deferred tax:
Current year movement	8	396	—
Impact of discounting	55	619	(140)
Increase in deferred tax asset not recognised	—	150	113
Total deferred tax movement pre discounting	63	1,165	(27)
Expenses/(credits) not deductible/(chargeable) for tax purposes	108	140	(16)
Loss/(gain) on sale of investments not taxable	—	11	(13)
Higher/(lower) tax rates on overseas earnings	3	(6)	—
Minority interests	(3)	(4)	—
Impact of joint venture	(8)	—	(14)
Over provision for foreign tax in earlier years	—	—	(2)
Over provision for UK tax in earlier years	(11)	—	—

Current tax charge/(credit) for year	4	18	(2)

The share of taxation for the joint venture represents the Group’s liability for its share of AmerGen’s taxable profits.

10.    DIVIDENDS

	Year ended 31 March
	2002	2002	2003	2003	2004	2004
	p per share	£m	p per share	£m	p per share	£m
Annual dividend per ordinary share:
— interim paid	2.7	16	—	—	—	—
— final proposed	5.3	32	—	—	—	—

Total annual	8.0	48	—	—	—	—

Non-equity dividend	2.3	2	—	—	—	—

The British Energy Employee Share Trust and the Qualifying Employee Share Trust have elected to waive their entitlement to receive dividends in the year ended 31 March 2002.

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL INFORMATION OF BRITISH ENERGY PLC—(Continued)

11.    (DEFICIT)/EARNINGS PER SHARE

The basic (deficit)/earnings per equity share for the year has been calculated by dividing the (loss)/profit on ordinary activities after taxation, minority interests and non-equity dividends by the weighted average of Ordinary Shares in issue during the year, based on the following information:

	Year ended 31 March
	2002	2003	2004
(Loss)/profit for the year (£m)	(519)	(3,841)	234
Basic weighted average share capital (number of shares, m)	598	602	602

A calculation of diluted earnings per share has not been provided because the outstanding share options did not have any dilutive potential.

12.    TANGIBLE FIXED ASSETS

	Power Stations	Other land and buildings	Other plant and equipment	Total
	£m	£m	£m	£m
Cost
As at 1 April 2001	10,583	47	364	10,994
Acquisition of Bruce Power	25	—	4	29
Additions	185	—	40	225

As at 31 March 2002	10,793	47	408	11,248

Foreign exchange	(9)	—	(1)	(10)
Additions	258	—	35	293
Disposal of Bruce Power and Huron Wind	(295)	—	(8)	(303)

As at 31 March 2003 and 31 March 2004	10,747	47	434	11,228

Depreciation
As at 1 April 2001	5,719	24	206	5,949
Exceptional asset write-down	300	—	—	300
Charge for the year	256	—	29	285

As at 31 March 2002	6,275	24	235	6,534

Exceptional asset write-down	3,594	—	144	3,738
Charge for the year	247	—	33	280
Disposal of Bruce Power and Huron Wind	(8)	—	(2)	(10)

As at 31 March 2003	10,108	24	410	10,542

Exceptional asset write-up	(275)	(1)	(19)	(295)
Charge for the year	38	1	11	50

As at 31 March 2004	9,871	24	402	10,297

Net book value
As at 31 March 2002	4,518	23	173	4,714

As at 31 March 2003	639	23	24	686

As at 31 March 2004	876	23	32	931

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL INFORMATION OF BRITISH ENERGY PLC—(Continued)

The net book value of tangible fixed assets included the following amounts in respect of freehold land and buildings:

	Year ended 31 March
	2002	2003	2004
	£m	£m	£m
Cost	2,223	2,245	2,245
Net book value	1,120	107	157

At 31 March 2003 and 2004 the Directors reviewed the economic values and net realisable values of the Group’s fixed assets and compared them to their book value. A discount rate of 15 per cent. (2003: 15 per cent.) was applied to the economic value review. As a result of this review, the value of its fixed assets has been increased by £295m in the year ended 31 March 2004 (2003: reduced by £3,738m). At 31 March 2002 a similar review was carried out, however, a discount rate of 8 per cent. was applied to the economic value review. As a result of this review the value of the Eggborough power station was written down by £300m. The background to the review is discussed more fully in note 4.

13.    FIXED ASSET INVESTMENTS

	AmerGen Joint Venture	Loans to Nirex	Other investments	Total
	£m	£m	£m	£m

Cost/carrying value
As at 1 April 2001	46	37	20	103
Disposals	—	—	(16)	(16)
Share of retained profits	41	—	—	41

As at 31 March 2002	87	37	4	128

Foreign exchange	(11)	—	—	(11)
Share of retained profits	43	—	—	43

As at 31 March 2003	119	37	4	160

Foreign exchange	(11)	—	—	(11)
Share of retained profits to date of disposal	48	—	—	48
Disposal of joint venture	(156)	—	—	(156)

As at 31 March 2004	—	37	4	41

Provision for diminution in value
As at 1 April 2001	—	37	—	37
Charge for the year	—	—	—	—

As at 31 March 2002	—	37	—	37

Charge for the year:
— exceptional items	48	—	—	48

As at 31 March 2003	48	37	—	85

Foreign exchange	(4)	—	—	(4)
Disposal of joint venture	(44)	—	—	(44)

As at 31 March 2004	—	37	—	37

Net book value
As at 31 March 2002	87	—	4	91

As at 31 March 2003	71	—	4	75

As at 31 March 2004	—	—	4	4

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL INFORMATION OF BRITISH ENERGY PLC—(Continued)

Own shares held

The British Energy Group has adopted UITF Abstract 17 (revised 2003) (Employee Share Schemes) and UITF Abstract 38 (Accounting for ESOP Trusts) which relate to the measurement of the Employee Share Scheme charge and the presentation of own shares held. As a result where the Group purchases shares in its equity share capital through the British Energy Employee Share Trust or Qualifying Employee Share Trust the net consideration paid is deducted from the profit and loss account reserve in arriving at total equity shareholders’ funds. Where such shares are subsequently sold or reissued any consideration received is included in equity shareholders’ funds.

Other investments relate wholly to the investment held by Lochside Insurance Limited.

Details of British Energy’s principal subsidiary undertakings and other holdings of more than 10 per cent. between 1 April 2001 and 31 March 2004 were as follows:

	Country of registration and operation	Class of share	Group share- holding %	Company share- holding %	Principal activity
Subsidiary undertakings
British Energy Generation (UK) Limited	Scotland	Ordinary	100	100	Generation and sale of electricity
British Energy Generation Limited	England and Wales	Ordinary	100	—	Generation and sale of electricity
British Energy Power & Energy Trading Limited	Scotland	Ordinary	100	100	Energy trading
Eggborough Power Limited	England and Wales	Ordinary	100	—	Generation and sale of electricity
Bruce Power LP (disposed of on 14 February 2003)	Canada	Limited Partnership	82.4	—	Generation and sale of electricity
Other holdings of more than 10 per cent
AmerGen Energy LLC (disposed of on 22 December 2003)	USA	Ordinary	50	—	Generation and sale of electricity
United Kingdom Nirex Limited	England and Wales	Ordinary	10.8	—	Disposal of nuclear waste

On 22 December 2003 the Group disposed of its interest in AmerGen. An analysis of British Energy’s share of the aggregate net assets of the AmerGen joint venture as at 31 March 2003 and 31 March 2002 is set out below:

	2002	2003
	£m	£m
Negative goodwill	(14)	(7)
Tangible assets	107	144
Stocks	52	10
Cash	2	6
Decommissioning fund	378	306
Debtors	19	18
Creditors	(67)	(51)
Decommissioning liabilities	(340)	(321)
Loan notes	(50)	(34)

Net assets	87	71

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL INFORMATION OF BRITISH ENERGY PLC—(Continued)

Negative goodwill related to AmerGen’s acquisition of Oyster Creek nuclear power station in August 2000.

The market value of the AmerGen decommissioning fund fell between 2002 and 2003 following the fall in the value of the equity markets. An exceptional charge of £48m was recorded for British Energy Group’s share of the adjustment required to restate the balance sheet value to market value in the year ended 31 March 2003.

Loans have been made to United Kingdom Nirex Limited to fund development expenditure for building an intermediate level nuclear waste repository. These loans have been fully provided for in the British Energy Group’s financial statements.

14.    DECOMMISSIONING FUND

	As at March
	2002	2003	2004
	£m	£m	£m
As at 1 April	397	411	334
Regular contributions	18	18	19
Revalorisation (note 8)	23	29	28

	438	458	381
Exceptional items to mark the fund to market value (note 8)	(27)	(124)	59

As at 31 March	411	334	440

The decommissioning fund asset in the balance sheet normally represents the contributions made by the British Energy Group, together with an estimated actuarially determined long term post-tax real rate of return on the fund of 3.5 per cent. per annum. The change in value arising from applying the estimated long-term rate of return is taken to the profit and loss account as a revalorisation credit. The decommissioning fund asset is receivable after more than one year and is restricted in its use.

At 31 March 2004 the market value of the NDF was £440m (2003: £334m and 2002: £411m), thereby necessitating an exceptional credit of £59m to the profit and loss account in the twelve months ended 31 March 2004 to reverse previously written-down amounts (2003: an exceptional charge of £124m and 2002: an exceptional charge of £27m). The market value as at 31 March 2004 remains below the amount which would have been calculated by revalorising on an actuarial basis the total amounts which have been invested in the fund. As a result of the UK decommissioning fund receivable being restated at market value at each of the three year ends, a £13m exceptional credit (2003: exceptional charge £13m and 2002: £nil) has been recorded in operating costs to reverse a prior write-down of non-operational assets, and exceptional credits of £46m (2003: charge of £111m and 2002: charge £27m) have been recorded in finance charges for the twelve months ended 31 March 2004 to reverse the prior write-down of previous revalorisation.

15.    STOCKS

	As at 31 March
	2002	2003	2004
	£m	£m	£m
Unburnt nuclear fuel in reactors	451	469	472

Provision for unburnt fuel at station closure	(266)	(272)	(280)

Net unburnt nuclear fuel in reactors	185	197	192

Other nuclear fuel	152	74	61
Coal stocks	15	14	15
Stores/strategic spares	162	75	82

	514	360	350

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL INFORMATION OF BRITISH ENERGY PLC—(Continued)

16.    DEBTORS

	As at 31 March
	2002	2003	2004
	£m	£m	£m
Trade debtors	294	226	252
Other debtors	158	89	16
Operating lease prepayment	176	—	—
Prepayments	104	72	106

	732	387	374

Included within prepayments is £101m (2003: £72m and 2002: £50m) in respect of pension contribution payments made in advance of their recognition in the profit and loss account. These amounts fall due after more than one year.

As at 31 March 2004 £nil (2003: £56m and 2002: £320m) of the remaining Group debtors fall due in more than one year.

17.    CREDITORS

	As at 31 March
	2002	2003	2004
	£m	£m	£m
Amounts falling due within one year:
Nuclear liabilities (note 21)	224	355	554
Trade creditors	285	198	180
Retentions	4	5	6
Other taxes and social security	21	9	49
Other creditors	72	326	317
Accruals	182	140	144
Proposed dividend	34	—	—

	822	1,033	1,250

Other creditors: amounts falling due after more than one year Nuclear liabilities (note 21)	1,858	1,909	1,893

Other creditors included £316m (2003: £316m and 2002: £nil) in respect of claims relating to onerous trading contracts. These contracts were pre-NETA electricity trading contracts with Enron, TPL and Total. The Enron and Total contracts were terminated during the year ended 31 March 2003, which gave rise to claims for certain amounts which have become payable. These accounts reflect the claim amounts, which have been agreed in principle with Enron, TPL and Total for the purposes of the Restructuring of the British Energy Group. Total, TPL and Enron subsequently transferred their interests to Deutsche Bank. In 2002 claims relating to onerous trading contracts amounted to £344m and were disclosed in other provisions (see note 22).

Interest is payable on standstill balances at a rate of 6 per cent., other than the Existing Bonds and the amounts due to the Eggborough Banks which continue under their original terms.

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL INFORMATION OF BRITISH ENERGY PLC—(Continued)

18.    BORROWINGS

The borrowings at 31 March were as follows:

	As at 31 March
	2002	2003	2004
	£m	£m	£m
Project finance loan - Sterling	508	475	475
Bonds — Sterling	408	408	408
Short term — US dollar	6	—	—
Long term — Canadian dollar	42	—	—
Long term OPG loan — Canadian dollar	104	—	—

	1,068	883	883

The borrowings mature as follows:

	As at 31 March
	2002	2003	2004
	£m	£m	£m
Amounts falling due within one year	153	152	197
Amounts falling due after more than one year	915	731	686

	1,068	883	883

The maturities assume no debt has been accelerated and reflect the standstill arrangements as part of the Restructuring.

The project finance loan is secured by, amongst other things, the shares in, and assets of EPL. Amounts owed by EPL to the lenders are not guaranteed by British Energy but British Energy guarantees the payment of amounts by BEPET to EPL under the CTA. The contractual amounts payable by BEPET under the CTA are calculated so as to cover, amongst other things, EPL’s servicing and repayment requirements of its borrowing and operating costs. British Energy also provides a subordinated loan facility to EPL. The final instalment of loan principal under the project finance loan is scheduled to be repaid in 2011. The project finance loan currently bears interest at LIBOR plus 1.3 per cent.

19.    FINANCIAL INSTRUMENTS AND DERIVATIVES

Disclosures include short-term debtors and creditors and exclude commodity power contracts.

(i)    Interest rate risk profile of financial liabilities

The interest rate profile of financial liabilities of the British Energy Group as at 31 March 2004 was:

Currency	Total	Floating rate financial liabilities	Fixed rate financial liabilities	Mixed rate financial liabilities (see below)	Financial liabilities on which no interest is paid
	£m	£m	£m	£m	£m
Sterling	3,883	475	408	33	2,967

	Fixed rate financial liabilities		Financial liabilities on which no interest is paid
Currency	Weighted average interest rate	Weighted average period for which the rate is fixed	Weighted average period until maturity
	%	Years	Years
Sterling	6.08	4.8	13.1

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL INFORMATION OF BRITISH ENERGY PLC—(Continued)

The interest rates on the Existing Bonds were as follows:

	Coupon rate	Principal as at 31 March
		2002	2003	2004
	%	£m	£m	£m
Bond 2003	5.949	110	110	110
Bond 2006	6.077	163	163	163
Bond 2016	6.202	135	135	135

		408	408	408

The terms of the standstill agreements entered into by British Energy with Creditors (including Bondholders) and BNFL provide that the bonds repayable in 2003 have been stoodstill, but interest remains payable at the rates above.

At 31 March 2004, £nil borrowings (2003: £475m and 2002: £508m) were reclassified from variable to fixed rate financial liabilities due to the effect of the British Energy Group’s interest rate swaps and similar contracts. The 2003 balance has been reclassified to floating rate financial liabilities as the directors believe the swaps used to cover this liability are no longer effective.

The interest rate profile of mixed rate financial liabilities of the British Energy Group as at 31 March 2004 was:

Interest rate agreements	2005	2006	2007	2008	2009	Net fair value
Fixed:
Notional amounts A (GBP m)	356	332	291	235	174	(28)
Average pay rate	6.6%	6.6%	6.6%	6.6%	6.6%
Average receive rate	4.7%	4.7%	4.7%	4.7%	4.7%
Variable to fixed:
Notional amounts B (GBP m)	30					(3)
Average pay rate	5.8%
Average receive rate	6 month LIBOR
Collars:
Notional amounts C (GBP m)	70					(2)
Collar spread	5.3% to 6.8%

TOTAL						(33)

(A)	The derivative agreements were amended post 31 March 2003 as part of the Restructuring. The effect has been to fix interest payments under the swaps from October 2004 onwards.

(B)	The bank has the right to cancel the swap at zero cost on any cancellation date from April 2005 and every year thereafter.

(C)	The banks have the right to enter into semi-annual swaps receiving 5.25 per cent. and paying 6 month LIBOR for ten years at zero cost in April 2005.

The interest rate profile of financial liabilities of the British Energy Group as at 31 March 2003 was:

Currency	Total	Floating rate financial liabilities	Fixed rate financial liabilities	Mixed rate financial liabilities (see below)	Financial liabilities on which no interest is paid
	£m	£m	£m	£m	£m
Sterling	3,729	475	408	56	2,790

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL INFORMATION OF BRITISH ENERGY PLC—(Continued)

	Fixed rate financial liabilities		Financial liabilities on which no interest is paid
Currency	Weighted average interest rate	Weighted average period for which the rate is fixed	Weighted average period until maturity
	%	Years	Years
Sterling	6.08	5.5	14.6

The interest rate profile of mixed rate financial liabilities of the British Energy Group as at 31 March 2003 was:

Interest Rate Agreements	2004	2005	2006	2007	2008	Net fair value
Variable to fixed:
Notional amounts (GBP m)	377	356	332	291	235	(47)
Average pay rate	6.6%	6.6%	6.6%	6.6%	6.6%
Average receive rate	6 month LIBOR	6 month LIBOR	6 month LIBOR	6 month LIBOR	6 month LIBOR
Fixed to variable:
Notional amounts (GBP m)	30	30				(3)
Average pay rate	5.8%	5.8%
Average receive rate	6 month LIBOR	6 month LIBOR
Collars:
Notional amounts (GBP m)	70	70				(6)
Collar spread	5.3% to 6.8%	5.3% to 6.8%

TOTAL:						(56)

The interest rate profile of financial liabilities of the British Energy Group as at 31 March 2002 was:

Currency	Total	Floating rate financial liabilities	Fixed rate financial liabilities	Mixed rate financial liabilities	Financial liabilities on which no interest is paid
	£m	£m	£m	£m	£m
Sterling	3,632	—	916	—	2,716
Canadian dollars	234	42	104	—	88
US dollars	6	6	—	—	—

	3,872	48	1,020	—	2,804

	Fixed rate financial liabilities		Financial liabilities on which no interest is paid
Currency	Weighted average interest rate	Weighted average period for which the rate is fixed	Weighted average period until maturity
	%	Years	Years
Sterling	6.37	6.9	12.7
Canadian dollars	6.20	1.1	0.5
US dollars	2.41	—	—

(ii)    Interest rate risk profile of financial assets

	Year ended 31 March
	2002	2003	2004
	£m	£m	£m
Assets held as part of the financing arrangements of the Group:
Short term financial assets
Sterling	619	647	840
Non sterling	2	1	1

	621	648	841
Long term financial assets
Sterling	455	338	444

	1,076	986	1,285

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL INFORMATION OF BRITISH ENERGY PLC—(Continued)

Short term financial assets comprise cash, investments in liquid funds and debtors (excluding prepayments) all of which have maturity dates within one year. Cash not immediately required for business purposes is invested in fixed-rate term deposits and money market funds. At 31 March 2004 the term deposits and money market funds not used to provide collateral were due to mature or were available within one month and earned interest at an average rate of 3.9 per cent. The balance £297m, which was deposited in support of collateral requirements, earned an average rate of 3.1 per cent. Availability of the cash is restricted over the periods of the collateralised positions.

Long term financial assets comprise the balance in the UK decommissioning fund and fixed asset investments.

At 31 March 2003 the cash at bank balances amounted to £87m and the term deposits amounted to £246m. Cash not immediately required for business purposes is invested in fixed rate term deposits. At 31 March 2003 the term deposits were due to mature within one month and earned interest at an average rate of 3.7 per cent. Term deposits and bank balances at 31 March 2003 include £209m of cash which has been deposited in collateral bank accounts for trading purposes. Availability of this cash is therefore restricted over the period of the collateralised position.

At 31 March 2002 the term deposits and money market funds not used to provide collateral were due to mature or were available within one month and earned interest at an average rate of 3.8 per cent. in the UK and 1.9 per cent. in Canada.

(iii)    Maturity profile of financial liabilities

	Year ended 31 March
	2002	2003	2004
	£m	£m	£m
Less than one year	1,098	1,089	1,304
Between one and two years	136	248	413
Between two and five years	661	834	679
Over five years	1,977	1,558	1,487

	3,872	3,729	3,883

The analysis of maturity of borrowings has been prepared based on the dates when the borrowings mature under the existing contractual arrangements. However, the standstill arrangements which have been put in place have the effect of deferring the payments of certain amounts due until the Existing Bonds and Eggborough project finance loan are replaced or amended (as the case may be) as part of the restructuring of the British Energy Group or earlier termination of the standstill. The maturity profile of borrowings is likely to change upon completion of the restructuring.

(iv)    Borrowing facilities

The British Energy Group had the following undrawn committed borrowing facilities in place, in respect of which all conditions precedent had been met at that date:

	Year ended 31 March
	2002	2003	2004
	£m	£m	£m
Expiring in one year or less — Government Facility	—	200	200
Working capital facility — Canadian dollars	44	—	—
Bilateral bank facilities	259	—	—
Revolving credit facility	350	—	—

	653	200	200

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL INFORMATION OF BRITISH ENERGY PLC—(Continued)

(v)    Fair values

Set out below is a comparison by category of book values and fair values of all the British Energy Group’s financial assets and financial liabilities as at 31 March 2004, 31 March 2003 and 31 March 2002.

	Year ended 31 March
	2002		2003		2004
	Book value	Fair value	Book value	Fair value	Book value	Fair value
	£m	£m	£m	£m	£m	£m
Primary financial instruments held or issued to finance the Group’s operations:
Short term assets	621	621	639	639	810	810
Short term borrowings and current portion of long term borrowings	(1,100)	(1,100)	(1,033)	(969)	(1,261)	(1,288)
Long term assets	559	559	340	340	446	446
Long term borrowings and liabilities	(2,774)	(2,754)	(2,640)	(2,140)	(2,579)	(2,328)

	(2,694)	(2,674)	(2,694)	(2,130)	(2,584)	(2,360)
Financial instruments held or issued for proprietary trading purposes
Speculative trading contracts	2	2	9	9	21	21
Derivative financial instruments used to manage foreign currency, interest rate and commodity price risk
Foreign exchange forward contracts	—	1	—	—	—	—
Interest rate swaps	—	(29)	(56)	(56)	(33)	(33)

	(2,692)	(2,700)	(2,741)	(2,177)	(2,596)	(2,372)

The fair value of the short term assets approximates to book value due to their short term maturities.

Short term borrowings comprise trade creditors and retentions. The book value of these liabilities has been used to approximate fair value.

Long term assets comprise the balance in the UK decommissioning fund and other fixed asset investments. The basis of valuation is referred to in notes 14 and 13 respectively.

Long term borrowings and liabilities comprise the British Energy Group’s nuclear liabilities, bonds and the project finance loan related to the investment in the Eggborough power station. There is no open market information available for the project finance loan in 2004 and 2003 as the value had been severely affected by the financial restructuring of the British Energy Group. Therefore, the fair value attributed to the loan of £150m (2003: £150m), was based on the Directors’ best estimate of the net realisable value of the Eggborough power station upon which this debt was secured. In 2002, the fair value of the long term project finance loan was £508m. The nuclear liabilities book value has been used to approximate fair value and the quoted closing clean market price at the balance sheet date has been used to determine the fair valuation of the long term bonds.

The fair value of onerous trading contracts represents the value established within the terms of the Restructuring.

The market trading price at balance sheet date was used to determine the fair valuation of the interest rate swaps.

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL INFORMATION OF BRITISH ENERGY PLC—(Continued)

(vi)    Gains and losses on financial instruments held or issued for trading purposes

The net gain from trading in energy derivatives included in the profit and loss account for the period to 31 March 2004 is £14m (2003: £13m and 2002: £3m).

Interest rate swaps are also held, which do not qualify for hedge accounting. However, the interest rate swaps are not held for trading purposes, and so disclosures in the interest rate swaps are given in note 22.

As mentioned in note 2 (xix), where the financial instruments are for proprietary trading purposes, the movement in the fair value is reflected through the profit and loss account.

(vii)    Hedges

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on instruments used for hedging, and the movements therein, are as follows:

31 March 2004	Unrecognised Gains	Unrecognised Losses	Total Unrecognised	Deferred

	£m	£m	£m	£m
Net losses on derivative instruments at 1 April 2003	—	—	—	(2)
Net losses arising in previous period included in current period profit and loss account	—	—	—	2

Net losses on derivative instruments at 31 March 2004	—	—	—	—

31 March 2003	Unrecognised Gains	Unrecognised Losses	Total Unrecognised	Deferred

	£m	£m	£m	£m
Net losses on derivative instruments at 1 April 2002	—	(28)	(28)	(10)
Net losses arising in previous period included in current period profit and loss account	—	28	28	8

Net losses arising before 1 April 2002 not included in current period profit and loss account	—	—	—	(2)
Net losses arising in current period not included in current period profit and loss account	—	—	—	—

Net losses on derivative instruments at 31 March 2003	—	—	—	(2)

Of which:
Net losses expected to be included in the profit and loss account for the year ended 31 March 2004	—	—	—	(2)
Net losses expected to be included in the profit and loss accounts beyond the year ended 31 March 2004	—	—	—	—

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL INFORMATION OF BRITISH ENERGY PLC—(Continued)

31 March 2002	Unrecognised Gains	Unrecognised Losses	Total Unrecognised	Deferred

	£m	£m	£m	£m
Net losses on derivative instruments at 1 April 2001	—	(30)	(30)	(20)
Net losses arising in previous period included in current period profit and loss account	—	—	—	5

Net losses arising before 1 April 2001 not included in current period profit and loss account	—	(30)	(30)	(15)
Net gains arising in current period not included in current period profit and loss account	2	—	2	5

Net gains/(losses) on derivative instruments at 31 March 2002	2	(30)	(28)	(10)

Of which:
Net losses expected to be included in the profit and loss account for the year ended 31 March 2003	—	(2)	(2)	(4)
Net losses expected to be included in the profit and loss accounts beyond the year ended 31 March 2003	2	(28)	(26)	(6)

The above analysis excludes any gains and losses in respect of the net investment as gains and losses arising on these contracts are recorded in the statement of total recognised gains and losses.

(viii)    Currency exposures

The British Energy Group used foreign currency borrowings to mitigate the currency exposures arising from its net investments overseas. Gains and losses arising on net investments overseas and currency borrowings used to hedge the currency exposure, have been recognised in the statement of total recognised gains and losses. The British Energy Group did not hold material net monetary assets or liabilities in currencies other than functional currency of the operating unit involved at 31 March 2004, 31 March 2003 and 31 March 2002.

There are potential future foreign currency receivables in respect of amounts outstanding from the sale of Bruce Power and AmerGen. When these cash flows become more certain in the future the British Energy Group will evaluate currency hedging opportunities, balancing the cost and availability of entering into such transactions against the underlying currency risk.

20.    PROVISIONS FOR LIABILITIES AND CHARGES

	Year ended 31 March
	2002	2003	2004
	£m	£m	£m
Nuclear liabilities (note 21)	1,637	1,673	1,776
Other provisions (note 22)	349	62	36
Deferred taxation (note 23)	414	—	—

	2,400	1,735	1,812

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL INFORMATION OF BRITISH ENERGY PLC—(Continued)

21.    NUCLEAR LIABILITIES

	Back-end fuel costs contracted	Back-end fuel costs uncontracted	Decommissioning	Total
	£m	£m	£m	£m
As at 1 April 2001	2,188	653	887	3,728
Charged/(credited) to profit and loss account:
— operating costs	133	15	—	148
— revalorisation (note 8)	93	34	48	175
Payments in the year	(332)	—	—	(332)

As at 31 March and 1 April 2002	2,082	702	935	3,719
Charged/(credited) to profit and loss account:
— operating costs	72	33	—	105
— revalorisation (note 8)	126	41	61	228
— reclassifications	97	(97)	—	—
Payments in the year	(114)	(1)	—	(115)

As at 31 March and 1 April 2003	2,263	678	996	3,937
Charged to profit and loss account:
— operating costs	114	16	—	130
— revalorisation (note 8)	129	35	51	215
Payments in the year	(59)	—	—	(59)

As at 31 March 2004	2,447	729	1,047	4,223

The year end balances of nuclear liabilities are included in the balance sheet as follows:

	As at 31 March
	2002	2003	2004
	£m	£m	£m
Creditors:
— amounts falling due within one year	224	355	554
— amounts falling due after more than one year	1,858	1,909	1,893
Provisions for liabilities and charges	1,637	1,673	1,776

	3,719	3,937	4,223

Fuel costs — back-end

Accruals for AGR fuel services relating to spent AGR fuel were based on the terms of the existing contracts (ie. on the basis that the New BNFL Contracts have not come into force), most of which included fixed prices subject to indexation, or the British Energy Group’s estimates where no contracts existed. Provisions for services relating to the disposal of nuclear waste and the storage and disposal of PWR spent fuel were based on cost estimates derived from the latest technical assessments.

Decommissioning

The costs of decommissioning the nuclear power stations were estimated on the basis of ongoing technical assessments of the processes and methods likely to be used for decommissioning under the current regulatory regime. The estimates were designed to reflect the costs of making the sites of the nuclear power stations available for alternative use in accordance with the British Energy Group’s decommissioning strategy.

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL INFORMATION OF BRITISH ENERGY PLC—(Continued)

Projected payment details

Based on current estimates of station lives and lifetime output projections, the following table shows, in current prices, the likely undiscounted payments, the equivalent sums discounted at 3 per cent. per annum to the balance sheet date and the amounts accrued to date.

	Back-end fuel costs contracted	Back-end fuel costs uncontracted	Decommissioning	Total
	£bn	£bn	£bn	£bn
As at March 2002:
Undiscounted	5.0	4.3	4.8	14.1

Discounted	3.2	1.1	0.9	5.2

Accrued to date	2.1	0.7	0.9	3.7

As at 31 March 2003:
Undiscounted	5.1	4.6	5.0	14.7

Discounted	3.3	1.0	1.0	5.3

Accrued to date	2.2	0.7	1.0	3.9

As at 31 March 2004:
Undiscounted	5.2	4.7	5.1	15.0

Discounted	3.5	1.1	1.1	5.7

Accrued to date	2.4	0.7	1.1	4.2

The differences between the undiscounted and discounted amounts reflect the fact that the costs concerned will not fall due for payment for a number of years. The differences between the discounted amounts and those accrued to the balance sheet date will be charged to the profit and loss account over the remaining station lives since they relate to future use of fuel.

Under the terms of the contracts with BNFL referred to above and in accordance with the projected pattern of payments for decommissioning and other liabilities, taking account of the decommissioning fund arrangements described in note 2(xvii) the undiscounted payments in current prices were expected to become payable as follows:

	Back-end fuel costs contracted	Back-end fuel costs uncontracted	Decommissioning	Total
	£m	£m	£m	£m
As at 31 March 2002:
Within five years	1,119	99	90	1,308
6 - 10 years	1,017	211	183	1,411
11 - 25 years	1,696	608	379	2,683
26 - 50 years	688	444	56	1,188
51 years and over	514	2,922	—	3,436

	5,034	4,284	708	10,026

As at 31 March 2003:
Within five years	1,181	30	92	1,303
6 - 10 years	1,063	101	227	1,391
11 - 25 years	1,629	410	336	2,375
26 - 50 years	708	1,082	55	1,845
51 years and over	487	3,002	—	3,489

	5,068	4,625	710	10,403

As at 31 March 2004:
Within five years	1,340	43	126	1,509
6 - 10 years	1,181	123	206	1,510
11 - 25 years	1,575	422	320	2,317
26 - 50 years	649	1,079	54	1,782
51 years and over	485	3,060	—	3,545

	5,230	4,727	706	10,663

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL INFORMATION OF BRITISH ENERGY PLC—(Continued)

22.    OTHER PROVISIONS

	Eggborough site restoration	Interest Rate swaps	Onerous trading contracts	Restructuring	Total
	£m	£m	£m	£m	£m
As at 1 April 2001	—	—	156	24	180
Provided in year	—	—	209	—	209
Revalorisation	—	—	12	—	12
Utilised in year	—	—	(33)	(19)	(52)

As at 1 April 2002	—	—	344	5	349
Provided in year	3	56	2	3	64
Revalorisation	—	—	10	—	10
Utilised in year	—	—	(40)	(5)	(45)
Reclassified as other creditors	—	—	(316)	—	(316)

As at 31 March 2003	3	56	—	3	62
Revaluation to market value	—	(5)	—	—	(5)
Utilised in the year	—	(13)	—	(3)	(16)
Reclassified as other creditors	—	(5)	—	—	(5)

As at 31 March 2004	3	33	—	—	36

The interest rate swaps provision at 31 March 2004 of £33m (2003: £56m; 2002: £nil) was in respect of swap contracts which were put in place to hedge interest rate risk. The Directors reviewed the necessity for these swaps in the context of the Restructuring and concluded that the swaps were no longer effective as hedges. A provision of £56m was created at 31 March 2003 and was reduced to £33m at 31 March 2004 through utilisations of £13m, amounts reclassified as other creditors of £5m and revaluation to market value of £5m.

The onerous trading contract provision was in respect of onerous contracts which are now excluded from the wholesale and direct supply portfolio. This provision was reclassified as other creditors in the year ended 31 March 2003. Details of these onerous contracts are discussed more fully in note 17.

23.    DEFERRED TAXATION

	As at 31 March
	2002	2003	2004
	£m	£m	£m
Accelerated capital allowances	1,020	(56)	30
Other long term timing differences	(63)	(64)	(85)
Short term timing differences	41	20	28
Corporation tax losses	(189)	(262)	(348)
ACT recoverable offset	(76)	—	—

Undiscounted provision/(asset) for deferred tax	733	(362)	(375)
Discount	(319)	212	84
De-recognition of asset	—	150	291

Discounted provision for deferred tax	414	—	—

24.    POST RETIREMENT BENEFIT OBLIGATIONS

UK pension schemes

British Energy Group operates two separate pension arrangements in the UK within the Electricity Supply Pension Scheme (‘ESPS’), the British Energy Generation Group (‘BEGG’) for

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL INFORMATION OF BRITISH ENERGY PLC—(Continued)

the majority of employees and the British Energy Combined Group (‘BECG’) for the employees at Eggborough power station. The ESPS is a defined benefit scheme, which is externally funded and subject to triennial actuarial valuation. Each pension group that participates in the ESPS is financially independent from the other groups.

The most recent triennial valuations of the BEGG and BECG schemes were carried out at 31 March 2001 by the independent ESPS actuary. Formal triennial valuations of the BEGG and the BECG pension schemes at 31 March 2004 are currently being undertaken and are expected to be completed later in 2004. The combined deficits are understood to be £385m.

The valuations for accounting purposes have been carried out by a separate independent actuary using the projected unit method. The principal assumptions adopted for both these accounts valuations were that, over the long term, the investment rate of return would be 6 per cent. per annum for benefits already accrued, and 6.5 per cent. for the return achieved on future contributions. The rate of salary increase would be 4 per cent. per annum and the rate of pension increase would be 2.5 per cent. per annum. Assets were taken at market value. At the date of the valuation, the combined market value of assets of both schemes was £1,944m. This represents 119 per cent. of the benefits that had accrued to members after allowing for expected future increases in earnings.

British Energy Group contributed 17.1 per cent. to the BEGG pension scheme and 15.3 per cent. to the BECG pension scheme for the period from 1 April 2003 to 31 March 2004. British Energy contributed 10 per cent. to the BEGG and 15.3 per cent. to the BECG for the period from 1 April 2002 to 31 October 2002. The BEGG contribution was increased to 17.1 per cent. from 1 November 2002. In the year ending 31 March 2002 British Energy contributed 10 per cent. to the BEGG and 12 per cent. to the BECG. In all 3 years contributing members contributed 5 per cent. and 6 per cent. to the respective plans. Any deficiency disclosed in the BEGG or BECG pension schemes following an actuarial valuation has to be made good by British Energy.

The British Energy Group’s UK pension costs for the year to 31 March 2004 were nil net of surplus amortisation (2003: £6m and 2002: £1m). At that date there was a SSAP24 prepayment of £101m (2003: £72m and 2002: £50m) in the UK. At 31 March 2002 there was a net asset for pension benefits in Canada of £41m.

Bruce Power pension scheme

Following the disposal of British Energy’s interest in Bruce Power in 2003 the British Energy Group no longer operates the Bruce Power Pension Plan. As a result FRS17 disclosures are only made with regard to this scheme in relation to prior year comparatives as applicable.

Bruce Power provided pensions, group life insurance and health care benefits for retirees in Canada. Pensions were provided through the Bruce Power Pension Plan, which was a defined benefit scheme and was externally funded and subject to triennial actuarial valuations. Members of the plan contributed on average 5 per cent. of their salaries to the scheme. Bruce Power contributed the balance of the cost of providing the pension.

Bruce Power also operated a supplemental retirement pension plan that provided additional pensions to some retirees. This plan was not funded. Retiree group life insurance and health care benefits were also not pre-funded.

The Group’s Bruce Power related pension costs for the period of ownership from 1 April 2002 to 14 February 2003 were £12m (2002: £10m).

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL INFORMATION OF BRITISH ENERGY PLC—(Continued)

FRS17 disclosures

The British Energy Group has not implemented FRS17 ‘Retirement benefits’ in the accounts for the three years ended 31 March 2004. At 31 March 2004, the asset values used in the financial statement disclosures were based on actuarial reports. The market value of the plan as at 31 March 2004 was £1,822m resulting in a net pension liability of £325m. The disclosures required under the transitional arrangements for UK and Canadian plans within FRS 17 as advised by British Energy Group’s actuaries are set out below:

(i)    UK pension schemes

a)	Major assumptions for FRS17 disclosures :

	As at 31 March
	2002	2003	2004
	% pa	% pa	% pa
Price inflation	2.75	2.25	2.75
Rate of general increase in salaries	4.25	3.75	4.25
Rate of increase of pensions in payment	2.75	2.25	2.75
Discount rate	6.00	5.50	5.50

b)	The assets and liabilities of the scheme on an FRS17 basis and the expected rates of return:

	Rate of Return	Value at 31 March 2002	Rate of Return	Value at 31 March 2003	Rate of return	Value at 31 March 2004
	%	£m	%	£m	%	£m
Equities	8.0	1,248	8.5	878	8.25	1,102
Bonds	5.3	412	4.5	438	4.75	469
Property	6.7	175	6.5	183	6.4	223
Others	4.75	7	3.75	26	3.75	28

Total market value of plan assets		1,842		1,525		1,822
Present value of plan liabilities		(1,799)		(1,877)		(2,147)

Pension (liability)/asset before deferred tax		43		(352)		(325)
Related deferred tax liability		(13)		—		—

Net pension asset/(liability)		30		(352)		(325)

No deferred tax asset is recognisable on the pension deficit in 2004 and 2003 (2002: £13m), based on application of the deferred tax accounting policy set out in note 2 (xv).

c)	Analysis of the amount that would be charged to operating profit on an FRS 17 basis:

	Year ended 31 March
	2003	2004
	£m	£m
Operating cost
Current service cost	32	35
Past service cost	13	1

Total charge to operating profits	45	36

Finance income
Expected return on assets in the pension scheme	(132)	(106)
Interest on pension scheme liabilities	107	102

Net credit to finance income	(25)	(4)

Total profit and loss account charge before tax	20	32

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL INFORMATION OF BRITISH ENERGY PLC—(Continued)

The disclosures above have not been provided for the year ended 31 March 2002 in compliance with the transitional disclosure requirements of FRS17.

d)	Movement in plan surplus/(deficit) during the year on an FRS 17 basis:

			Year ended 31 March
	Notes		2003	2004
			£m	£m
Surplus/(deficit) in plan at beginning of the year			43	(352)

Contributions paid			32	34
Current service cost			(32)	(35)
Past service cost			(13)	(1)
Other finance income			25	4
Actuarial loss	24	(e)	(407)	25

Deficit in the plan at the end of the year			(352)	(325)

The disclosures above have not been provided for the year ended 31 March 2002 in compliance with the interim disclosure requirements of FRS17.

e)	History of experience gains and losses which would have been recognised on an FRS17 basis:

	2003		2004
	(Gain) /loss £m	As % of plan	(Gain) /loss £m	As % of plan
Consolidated statement of total recognised gains and losses
Actual return less expected return on post employment plan assets	410	27	(228)	(13)
Experience gains and losses arising on plan liabilities	(3)	—	34	2
Changes in assumptions (financial and demographic)	—	—	169	9

Actuarial loss recognisable in consolidated statement of total recognised gains and losses before tax	407		(25)

As % of plan liabilities at end of year	22		1

The disclosures above have not been provided for the year ended 31 March 2002 in compliance with the interim disclosure requirements of FRS17.

(ii)    Bruce Power pension scheme

Due to the British Energy Group’s disposal of its interest in Bruce Power during the year ended 31 March 2003 the following disclosure has only been provided where applicable.

a)	Major assumptions for FRS 17 disclosures at 31 March:

	2002	2003
	% pa	% pa
Price inflation	2.75	2.75
Rate of general increase in salaries	3.75	3.75
Rate of increase of pensions in payment	2.75	2.75
Discount rate	7.0	7.0

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL INFORMATION OF BRITISH ENERGY PLC—(Continued)

b)	The assets and liabilities of the scheme on an FRS 17 basis and the expected rates of return at 31 March 2002 were:

	Rate of Return	Value at 31 March 2002
	%	£m
Equities	8.5	255
Bonds	6.0	151
Others	5.0	16

Total market value of plan assets		422
Present value of plan liabilities		(396)

Net pension asset		26
Other non-pension post retirement benefits		(64)
Related deferred tax asset		11

Net deficit for post retirement benefits net of tax		(27)

c)	Analysis of the amount that would be charged to operating profit on an FRS 17 basis:

2003 (Gain) /loss

£m
Operating profit
Total charge to operating profits — current service cost	15

Gain on settlements — disposal of Bruce Power	(103)

Finance income
Expected return on assets in the pension scheme	(26)
Interest on pension scheme liabilities	26

Net credit to finance income	—

Total profit and loss account credit before tax	(88)

Due to the British Energy Group’s disposal of its interest in Bruce Power during the year ended 31 March 2003 there was no balance sheet impact of the Bruce Power Pension Plan for the 31 March 2003 and 2004 year ends.

d)	Movement in plan deficit during the year on an FRS17 basis:

2003
£m
Deficit in plan at 1 April 2002	(38)
Current service cost	(15)
Gain on settlement	103
Foreign exchange	2
Actuarial loss	(52)

Deficit in the plan at 31 March 2003	—

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL INFORMATION OF BRITISH ENERGY PLC—(Continued)

e)	History of experience gains and losses which would have been recognised on an FRS17 basis:

2003
(Gain) /loss

£m
Actual return less expected return on post employment plan assets	50
Experience gains and losses arising on plan liabilities	—
Changes in assumptions (financial and demographic)	4
Foreign exchange adjustments	(2)

Actuarial loss recognisable in consolidated statement of total recognised gains and losses before tax	52

The disclosures above have not been provided for the year ended 31 March 2002 in compliance with the interim disclosure requirements of FRS17.

(iii)    Group reconciliation of net liabilities and reserves under FRS 17

	As at 31 March
	2002	2002	2003	2003	2004	2004
	Net assets	Profit and loss account reserve	Net liabilities	Profit and loss account reserve	Net liabilities	Profit and loss account reserve
	£m	£m	£m	£m	£m	£m
As reported	627	(213)	(3,383)	(4,179)	(3,166)	(3,962)
SSAP 24 prepayment	(50)	(50)	(72)	(72)	(101)	(101)
Related deferred tax liability	15	15	—	—	—	—

Net assets/ (liabilities) excluding defined benefit asset	592	(248)	(3,455)	(4,251)	(3,267)	(4,063)
FRS 17 pension asset	2,264	2,264	1,525	1,525	1,822	1,822
FRS 17 defined benefit liability	(2,195)	(2,195)	(1,877)	(1,877)	(2,147)	(2,147)
Other non-pension post retirement benefits	(64)	(64)
Related deferred tax liability	(2)	(2)	—	—	—	—

Including FRS 17 pension asset/ (liability)	595	(245)	(3,807)	(4,603)	(3,592)	(4,388)

No deferred tax asset is recognisable on the pension deficit or pension prepayment in 2004 and 2003, based on application of the deferred tax accounting policy set out in note 2 (xv).

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL INFORMATION OF BRITISH ENERGY PLC—(Continued)

25.    CALLED UP SHARE CAPITAL

	As at 31 March
	2002	2003	2004
	£m	£m	£m
Authorised
991,679,020 ordinary shares of 4428/43p each	443	443	443
720,339,029 ‘A’ shares of 60p each	432	432	432
One special rights redeemable preference share of £1	—	—	—

	875	875	875

Allotted, called up and fully paid
620,362,444 ordinary shares of 4428/43p each	277	277	277
Non-equity shareholders’ funds
80,908,247 ‘A’ shares of 60p each	48	48	48
74,752,351 deferred ‘A’ shares of 60p each	45	45	45
One special rights redeemable preference share of £1	—	—	—
	93	93	93

	370	370	370

Special rights redeemable preference share of £1

The special rights redeemable preference share is redeemable at par at any time after 30 September 2006 at the option of the Secretary of State, after consulting British Energy. This share, which may only be held by a Minister of the Crown or other person acting on behalf of the Government, does not carry any rights to vote at general meetings, but entitles the holder to attend and speak at such meetings. The special share confers no rights to participate in the capital or profits of British Energy beyond its nominal value. Certain matters, in particular, the alteration of specific sections of the Articles of Association of British Energy (including the Article relating to limitations that prevent a person having the right to have an interest in 15 per cent. or more of the voting share capital), require the prior written consent of the holder of the special share.

‘A’ shares and deferred shares

The ‘A’ shares are traded on the London Stock Exchange and at 31 March 2004 had a market value of 6p (2003: 3p; 2002: 51p). The deferred shares have a £nil fair value at 31 March 2004 (2003: £nil; 2002: £nil).

The ‘A’ shares and deferred shares do not carry any rights to receive notice of, attend, speak or vote at any general meeting, unless in the case of ‘A’ shares the meeting is due to consider a resolution for the winding up of British Energy, or the non-cumulative preferential dividend to which the ‘A’ shares are entitled remains unpaid six months or more after it fell due. On a winding up of British Energy, the ‘A’ shares have preferential rights over the Ordinary Shares in respect of the distribution of capital. The deferred shares do not confer any rights to participate in the capital or profits of British Energy, including on a winding up of British Energy.

The impact on British Energy’s share capital as a result of the Restructuring is discussed more fully in note 1.

With effect from 8 September 2002, no dividends have been paid on any shares. Any dividend payment would require approval from the Creditors and the Government under the terms of the Restructuring.

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL INFORMATION OF BRITISH ENERGY PLC—(Continued)

Share option schemes

Options outstanding as at 31 March 2004, 2003 and 2002 together with their exercise prices and earliest dates of exercise, are as follows:

	Exercise price Per share	Exercise	No. of Ordinary Shares
	£	Date	2004	2003	2002
British Energy ShareSave Scheme	1.60	2001	—	—	21,562
	1.95	2002	—	—	859,398
	4.44	2001	—	—	6,593
	4.44	2003	4,353	174,600	199,089
	4.39	2002	—	—	191,805
	4.39	2004	99,444	113,268	142,757
	1.36	2003	32,449	4,895,405	5,983,552
	1.36	2005	3,069,904	3,624,113	4,547,742
	2.61	2004	435,619	484,116	1,644,154
	2.61	2006	410,851	485,011	2,105,241
	2.29	2005	—	499,455	1,761,994
	2.29	2007	—	453,946	1,856,523
	1.36	2005	1,832,153	3,726,626	—
	1.36	2007	2,633,723	4,616,840	—

Employee Share Scheme	2.60	2000	6,282,958	6,423,428	6,644,826
	4.08	2000	502,572	516,572	530,572
	5.08	2001	3,829,474	3,915,603	4,045,603
	5.29	2002	3,922,000	4,022,000	4,169,000

Senior Management Share Scheme	2.60	2000	1,023,941	1,099,802	1,477,875
	3.95	2000	22,264	22,264	22,264
	5.08	2001	402,252	444,425	660,531
	6.67	2002	19,865	19,865	19,865
	5.29	2002	537,985	599,337	688,582
	3.57	2002	33,952	33,952	33,952
	2.41	2003	1,454,203	1,636,752	1,992,092
	2.49	2003	—	—	100,401
	3.18	2004	125,786	125,786	125,786

26.    PROFIT AND LOSS ACCOUNT

	As at 31 March
	2002	2003	2004
	£m	£m	£m
As at 1 April	238	(317)	(4,181)
(Loss)/profit for the year	(567)	(3,841)	234
Foreign currency translation adjustments	(8)	(25)	(15)
Credit in respect of employee share schemes	2	2	—
Consideration received for own shares held	18	—	—

As at 31 March	(317)	(4,181)	(3,962)

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL INFORMATION OF BRITISH ENERGY PLC—(Continued)

27.    RECONCILIATION OF MOVEMENT IN EQUITY SHAREHOLDERS’ FUNDS

	As at 31 March
	2002	2003	2004
	£m	£m	£m
As at 1 April	941	386	(3,478)
(Loss)/profit for the year	(517)	(3,841)	234
Ordinary dividend	(48)	—	—
Foreign currency translation adjustments	(8)	(25)	(15)
Non-equity dividend	(2)	—	—
Credit in respect of employee share schemes	2	2	—
Consideration received for own shares held	18	—	—

As at 31 March	386	(3,478)	(3,259)

Own shares held

The British Energy Group has adopted UITF Abstract 17 (revised 2003) (Employee Share Schemes) and UITF Abstract 38 (Accounting for ESOP Trusts) which relate to the measurement of the Employee Share Scheme charge and the presentation of own shares held. As a result where the Group purchases shares in its equity share capital through the British Energy Employee Share Trust or Qualifying Employee Share Trust the net consideration paid is deducted from the profit and loss account reserve in arriving at total equity shareholders’ funds. Where such shares are subsequently sold or reissued any consideration received is included in equity shareholders’ funds.

As at 31 March 2004

At 31 March 2004, the British Energy Employee Share Trust held 21,734,839 Ordinary Shares at an average cost of £4.68 for a total consideration of £101m.

At 31 March 2004 the Qualifying Employee Share Trust held 5,292,103 Ordinary Shares at an average cost of £5.32 per share (£28m) and 19,165,471 ‘A’ shares at an average cost of 60p per share (£11m).

As at 31 March 2003

As at 31 March 2003, British Energy Employee Share Trust held 21,734,839 Ordinary Shares at an average cost of £4.68 for a total consideration of £101m. These shares were held at cost less charges to write down the shares to the exercise price of the share options over the minimum life of the options.

At 31 March 2003, the Qualifying Employee Share Trust held 5,292,103 Ordinary Shares at the cost of £5.32 per share (£28m) and 19,165,471 ‘A’ shares at a cost of 60p per share (£11m). These shares were held at cost less charges to write down the shares to the exercise price over the minimum life of the options.

As at 31 March 2002

At 31 March 2002, the British Energy Employee Shares Trust held 21,507,127 Ordinary Shares at an average cost of £4.68 for a total consideration of £101m.

At 31 March 2002, the Qualifying Employee Share Trust held 5,311,490 Ordinary Shares at a cost of £5.32 per share (£28m) and 19,165,471 ‘A’ shares at a cost of 60p per share (£11m). These shares are held at cost less charges to write down the shares to the exercise price over the minimum life of the options.

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL INFORMATION OF BRITISH ENERGY PLC—(Continued)

28.    RECONCILIATION OF OPERATING PROFIT TO OPERATING NET CASH FLOWS

	Year ended 31 March
	2002	2003	2004
	£m	£m	£m
Operating (loss)/profit	(271)	(3,702)	340
Depreciation charges/(credits) (includes fixed asset write-down/(up) and lease amortisation)	585	4,025	(245)
Nuclear liabilities charged to operating costs	156	105	130
Nuclear liabilities discharged	(332)	(115)	(59)
Other provisions discharged	(43)	(45)	(3)
Onerous trading contract provision	209	—	—
Regular contributions to decommissioning fund	(18)	(18)	(19)
Operating exceptional decommissioning fund movement	—	13	(13)
Decrease in stocks	66	60	10
(Increase)/decrease in debtors	(117)	(18)	4
Increase in creditors	145	31	11

Net cash inflow from operating activities	380	336	156
Payments to acquire tangible fixed assets	(225)	(282)	—

Net cash inflow from operating activities net of capital expenditure	155	54	156

29.    RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

	Year ended
	2002	2003	2004
	£m	£m	£m
Increase in cash in the year	—	87	175
(Decrease)/increase in liquid resources	(18)	37	65
Decrease/(increase) in debt	(111)	185	—

Decrease in net debt in the year	(129)	309	240
Net debt at 1 April	(730)	(859)	(550)

Net debt at 31 March	(859)	(550)	(310)

30.    ANALYSIS OF NET DEBT

	Cash at bank	Term deposits/ bank balances	Debt due in less than one year	Debt due after more than one year	Net debt
	£m	£m	£m	£m	£m
Net debt at 1 April 2001	—	227	(40)	(917)	(730)
Cash flows	—	(18)	(113)	2	(129)

Net debt at 31 March 2002	—	209	(153)	(915)	(859)
Disposal of Bruce debt	—	—	—	93	93
Cash flows	87	37	1	91	216

Net debt at 31 March 2003	87	246	(152)	(731)	(550)
Cash flows	175	65	(45)	45	240

Net debt at 31 March 2004	262	311	(197)	(686)	(310)

Term deposits and bank balances include £297m (2003: £209m; 2002: £nil) of cash which has been deposited in collateral bank accounts for trading purposes. The availability of this cash is therefore restricted over the period of the collateral position.

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL INFORMATION OF BRITISH ENERGY PLC—(Continued)

31.    CONTINGENT ASSETS

BNFL contracts

On 16 May 2003 British Energy announced that it had exchanged the last of the suite of contracts covering front-end and back-end fuel services required to give effect to the non-binding heads of terms entered into with BNFL on 28 November 2002. The front-end contracts became effective on 1 April 2003 but (with the exception of the new arrangements for supply of uranics by BNFL to BEG until 31 March 2006) may be terminated if the Restructuring is not completed. The new and amended back-end contracts are conditional on completion of the Restructuring but payments are being made as if the new back-end contracts had become effective on 1 April 2003. The accounts for the period to 31 March 2004 were drawn up on the basis of the existing BNFL contracts in respect of back-end fuel services, pending satisfaction of the conditions set out in the revised contracts, thereby creating a contingent asset of £306m (2003: £113m) which will be recognised upon completion of the Restructuring as one of a number of expected adjustments at that time. An analysis of amounts included in current liabilities due to BNFL but not expected to be paid by the Group provided the Restructuring is completed is shown as follows:

	£m	£m
Opening balance at 1 April 2002		—
Cash flow benefit arising within the year
- Amounts payable to BNFL under the historic back-end contracts for the period	113

As at 31 March 2003		113
Amounts payable to BNFL under the historic back-end contracts for the period	249
Less: Amounts paid/payable for the period under the revised BNFL back-end contracts, analysed as follows:
- Amounts settled	(59)
- Amounts included in accruals at year end	(11)

Cash flow benefit arising within the year		179
Finance charges accrued on amounts stoodstill		14

Closing balance at 31 March 2004		306

	£m	£m
Opening balance at 1 April 2002		—
Amounts falling due in year	113

As at 31 March 2003		113
Amounts payable under historic BNFL back-end contracts
Amounts falling due in year		249
Amounts settled		(59)
Standstill interest accrued		14

Closing asset balance at 31 March 2004		317
Less: amounts payable under revised BNFL back-end contracts
Opening balance at 1 April 2003	—
Amounts falling due in year	70
Amounts settled	(59)

Closing liability balance at 31 March 2004		11

Contingent asset at 31 March 2004		306

Bruce Power consideration

On 14 February 2003 British Energy announced that it had completed the disposal of its 82.4 per cent. interest in Bruce Power in Canada to a consortium of three parties. In addition to the consideration payable by the consortium under the master purchase agreement, up to a further C$100m was payable to British Energy contingent upon the restart of two of the Bruce A units under a trust agreement (the Trust Agreement) entered into on the same date. Had the first unit restarted by 15 June 2003, C$50m would have been released to British Energy and an additional C$50m would have been released to British Energy had the second unit restarted by 1 August 2003. An amount of C$5m was deducted from the C$50m payable in respect of each unit for its failure to restart by the scheduled restart date or by the first day of each successive calendar month following the scheduled restart date. The British Energy Group received C$20m on 22 March 2004 and C$10m on 25 May 2004 in partial consideration under the Trust Agreement.

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL INFORMATION OF BRITISH ENERGY PLC—(Continued)

British Energy is seeking the payment of additional consideration under the Trust Agreement on the basis that Bruce A Unit 4 restarted earlier than these dates but had not recognised any additional amounts on its balance sheet at 31 March 2004 because of uncertainties regarding their realisation. The Company is in discussion with the Ontario Provincial Government which has indicated that it considers that the units may have restarted, for the purposes of the Trust Agreement, at later dates. The amounts recoverable in respect of the restarts will be substantially lower than the maximum C$100m but the amounts and timing of the payments have still to be confirmed.

32.    CONTINGENT LIABILITIES

The financial information has been prepared on a going concern basis, the basis of which is explained more fully in note 1. This note describes the contingent liabilities that are applicable to the British Energy Group.

The British Energy Group has been provided with the Government Facility by the Secretary of State. As at 31 March 2004, the British Energy Group had no drawings under the Government Facility. Also at 31 March 2004, the British Energy Group had cash and liquid investments of £573m of which £297m had been deposited as collateral to support trading and other operations.

The following security has been granted for obligations under the Government Facility made available by the Secretary of State:

•	an all monies debenture creating fixed security (by way of assignment and/or fixed charge) over certain intra-group receivables and special accounts and a floating charge between the Secretary of State and certain British Energy Group companies;

•	fixed charges in relation to the UK nuclear power stations; and

•	pledge and mortgage of shares in certain British Energy Group subsidiaries in favour of the Secretary of State.

Amounts owing by EPL to the Eggborough Banks are not guaranteed by British Energy. However, British Energy guarantees the payment of amounts by BEPET to EPL, under the CTA calculated to cover, amongst other things, EPL’s borrowing and operating costs. In addition, British Energy also provides a subordinated loan facility to EPL.

On 1 October 2003, British Energy announced that it had entered into the Creditor Restructuring Agreement with certain significant creditors (including the Eggborough Banks) and BNFL relating to the standstill, recognition and compromise of their claims. However, while the Directors believe that the amounts of the agreed claims agreed for the purposes of the Restructuring currently reflect the amounts legally claimable, in the event of the Restructuring not being completed different amounts may be calculated as being claimable.

On 25 September 2002 the Nuclear Generation Decommissioning Fund Limited (the NDF) served a default notice relating to the solvency of British Energy, BEG and BEGUK. Unless the default is cured to the satisfaction of the NDF, or waived, the NDF has the right to require accelerated payment of all of the contributions due to the NDF prior to the next quinquennial review in Autumn 2005. Annual payments are in the region of £18m. The NDF has indicated that it will not take immediate enforcement action without further notice while the British Energy Group progresses satisfactorily towards achieving the Restructuring however, the NDF has retained the right to do so. If the conditions to the Restructuring are satisfied, the NDF and others will enter into a Deed of Termination whereby the NDF agrees that it shall take no action to enforce its rights pursuant to the default notice.

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL INFORMATION OF BRITISH ENERGY PLC—(Continued)

On 12 February 2004 British Energy received a notice of warranty claims from the consortium which purchased the Group’s 82.4 per cent. interest in Bruce Power alleging breach of certain warranties and representations relating to tax and to the condition of certain plant at the Bruce Power station.

The principal tax claim relates to the treatment of expenditure at the Bruce Power Station during the period of British Energy’s part ownership and is currently being considered by the Canadian tax authorities. The treatment proposed by British Energy could result in a rebate of a material amount of tax to the British Energy Group that has never been recognised in the financial statements. The consortium claims that allowance of the expenditure for that period would cause it to lose future deductions. British Energy has rejected the tax claim, British Energy is confident that the amount of the tax claim should not, in any event, materially exceed the amount of the rebate, and that the tax claim should have no material cash flow impact on the British Energy Group.

The claim relating to the condition of the plant is based upon alleged erosion of certain parts of the steam generator including the support plates, through which boiler tubes pass, which it is alleged resulted in an extended outage of one unit at the plant to carry out repair works and loss of revenues and costs of approximately C$64.5m. The consortium also claims that the alleged erosion may reduce the operating life of the unit and/or result in further repairs involving further losses. British Energy has rejected the claim and expects to defend it if it is pursued further.

Under the agreement with the consortium C$20m is retained in trust to meet any representation and warranty claims, and this may be retained pending agreement or determination of the claims.

The British Energy Group has given certain indemnities and guarantees in respect of the disposal of its investment in AmerGen. As a result of an accounting adjustment made by Exelon to Amergen’s management accounts and closing accounts as at 21 December 2003 British Energy may be required to make a payment to Exelon of up to US$13.7m. British Energy served a Dispute Notice on Exelon on 4 June 2004 to preserve its rights and the parties are endeavouring to resolve the matter amicably. The agreement with Exelon for the sale of AmerGen requires that, prior to instituting any litigation or other dispute resolution procedure, the companies will in good faith seek to resolve any dispute.

The British Energy Group is involved in a number of other claims and disputes arising in the normal course of business which are not expected to have a material effect on the British Energy Group’s financial position.

33.    FINANCIAL COMMITMENTS

(i)    Capital commitments

	Year ended 31 March
	2002	2003	2004
	£m	£m	£m
Capital expenditure contracted but not provided	93	40	17

(ii)    Analysis of annual commitments under operating leases

	Year ended 31 March
	2002	2003	2004
	£m	£m	£m
Other operating leases expiring in:
Two to five years	—	—	3

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL INFORMATION OF BRITISH ENERGY PLC—(Continued)

(iii)    Other contractual commitments

Under contractual arrangements, the British Energy Group has the following fuel commitments at 31 March 2004:

	2005	2006	2007	2008	2009	Thereafter	Total
	£m	£m	£m	£m	£m	£m	£m
Commitments to purchase in the year	200	183	93	67	63	859	1,465

At 31 March 2004 the estimated minimum commitment for the supply of coal was 2.4m tonnes, which, at contract prices on 31 March 2004, equated to approximately £82m (2003: £68m and 2002: £174m).

In addition to the liabilities and provisions recognised and described in the notes to the financial statements the British Energy Group has provided certain guarantees and commitments in respect of capital expenditure by EPL. The British Energy Group also enters into commitments to purchase and sell electricity in the normal course of business.

34.    POST BALANCE SHEET EVENTS

Disposal of Bruce Power

British Energy was in receipt of a further C$10m on 25 May 2004 in partial consideration of the restart of the Bruce A units, see note 31.

Exelon

As a result of ongoing discussions with Exelon, outlined in note 17, British Energy is reviewing with Exelon a working capital adjustment resulting from a change to the estimated tax recoverable for prior periods made after the consummation of the sale and this, if agreed, may result in a reduction in the purchase price payable by Exelon, with the reduction currently estimated to be in the range of up to US$6.3m.

Corporate headquarters

On 15 September 2004, British Energy announced the proposed sale of its corporate headquarters located at Peel Park, East Kilbride, Scotland to Kenmore Capital East Kilbride Limited in consideration of a cash payment of £6.625m and a potential additional cash payment of up to £0.25m if certain letting arrangements come to fruition. British Energy has also entered into a ten-year lease for part of the building. It is expected that the sale will be completed in January 2005. In August 2004 British Energy signed a lease for its new corporate headquarters in Alba Campus, Livingston, Scotland.

State Aid

On 24 September 2004, the Secretary of State received notification from the Commission that as far as the Restructuring involves the grant of State Aid by the Government, such aid is compatible with the Common Market and the objectives of the Euratom Treaty. The Commission’s decision is subject to the following conditions:

•	British Energy’s existing nuclear generation business will be ring-fenced from its fossil fuel generation, supply and trading businesses to ensure the aid to the nuclear generation business is not used to cross-subsidise any other of British Energy’s businesses. This measure will last indefinitely;

•	there will be no nuclear or fossil-fuelled capacity expansion (above our current capacity) by British Energy in the EEA for six years, and no large hydro-electric capacity expansion in the UK for the same period; and

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL INFORMATION OF BRITISH ENERGY PLC—(Continued)

•	a restriction on British Energy pricing the energy element of its contracts with its industrial and commercial customers below the prevailing wholesale market prices unless there are exceptional market circumstances as determined by an independent expert, for six years from the appointment of such expert.

The Commission has requested enhanced reporting by the Government when payments for uncontracted, decommissioning and incremental nuclear liabilities exceed £1,629m the aim of which is to ensure that the State Aid is used only for authorised purposes.

Credit rating

On 23 September 2004, British Energy announced that it had received indicative non-investment grade ratings for the £550m of New Bonds that are to be issued to certain of British Energy’s creditors and to the Nuclear Liabilities Fund Limited upon completion of the Restructuring pursuant to the items announced on 1 October 2003.

Classification of British Energy in the public sector

On 24 September 2004 the United Kingdom Office for National Statistics (“ONS”) announced that, with effect from 9 September 2002 (the date on which the Government Facility was granted), British Energy would be classified as in the public sector. This classification was stated by the ONS to reflect the degree of control that can be exercised by the Government over the British Energy Group, first through the Government Facility, and then as a result of the Restructuring. Prior to this announcement the ONS classified British Energy as part of the private sector.

The ONS’s decision was made for UK National Accounts purposes and was dependent upon a judgement about the degree of control exercised by the Government. The ONS has acknowledged that, following completion of the Restructuring, no one factor constitutes the degree of control necessary for a classification in the public sector. The decision is based on the view that, taken together, a number of factors represent a high degree of Government control.

The ONS has noted that as the Restructuring process has not been finalised, some of the details of its decision may change, and as a result this classification (as it applies to the British Energy Group post-Restructuring) is provisional.

British Energy is currently assessing the implications of this decision for its business. In particular, British Energy is giving thought to those relationships that will exist post-Restructuring that may require to be disclosed under FRS8—Related Party Disclosures in its financial statements for year ending 31 March 2005. British Energy has not, as yet, finalised its conclusions on this but has provided in note 35 information to enable an understanding of the nature of British Energy’s more significant relationships with Government connected with the Restructuring negotiations that existed during the three year period.

35.    RELATED PARTY TRANSACTIONS

As detailed in note 34, the ONS announced that British Energy should be classified as in the public sector and as a consequence the Government may be considered as the ultimate controlling party. An analysis of the more significant transactions and relationships with Government connected with the Restructuring is provided below:

British Energy was provided with the Government Facility by Government in September 2002 which matures on the earliest of (i) 31 January 2005, (ii) the date falling 120 days after the effective date (as defined in the Creditor Restructuring Agreement), (iii) any date notified by the Secretary of State to British Energy on which payment of amounts outstanding under the Government Facility are required as a result of a decision of the Commission or any obligation

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL INFORMATION OF BRITISH ENERGY PLC—(Continued)

under EU law and (iv) the date on which the Restructuring becomes effective. The amount available for drawdown under the Government Facility and has ranged between £200m and £650m during this period. The Government Facility is secured by certain group assets and cross-guaranteed by the principal group entities (excluding EPL and EPHL). Under this facility, borrowings peaked at £499m on 14 January 2003. The balance owed as of 31 March 2004 was £nil (£nil as at 31 March 2003).

British Energy transact with BNFL, a Government owned body, in relation to certain fuel purchases and other fuel related services. In addition, we have in the past sold stock and provided IT services to BNFL. In relation to fuel purchases and other fuel related services, purchases in the year ended 31 March 2004 amounted to £411m (31 March 2003 £387m; 31 March 2002 £435m), and amounts owed to/(receivable from) BNFL as at 31 March 2004 were £333m (£127m as at 31 March 2003; £(26)m as at 31 March 2002). Amounts invoiced to BNFL in respect of sales of stock were £64m in the year ended 31 March 2004 (£50m year ended 31 March 2003; £nil year ended 31 March 2002). Amounts invoiced to BNFL in respect of sales of IT services were £15m in the year ended 31 March 2004 (£3m year ended 31 March 2003; £3m year ended 31 March 2002). In addition, BNFL has provided financial support to British Energy since September 2002 in the form of their participation in the Restructuring by renegotiating the contractual terms as set out in Note 31 to the financial statements and by rescheduling payment terms.

Yours faithfully

PricewaterhouseCoopers LLP

Chartered Accountants

PART IV — FINANCIAL INFORMATION — (Continued)

SECTION 2: RESULTS FOR BRITISH ENERGY PLC FOR THE THREE MONTHS ENDED 30 JUNE 2004

The financial information below is the unaudited quarterly financial statements of British Energy for the three months ended 30 June 2004, as announced on 30 September 2004 and does not constitute statutory accounts within the meaning of section 240 of the Act. Defined terms used within the text below have the meanings given to them in this section and differ from the defined terms used in the rest of this Document.

“MANAGEMENT’S DISCUSSION AND ANALYSIS — FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

This report contains British Energy’s publication of results prepared under UK GAAP for the first quarter ended 30 June 2004. Since this is the first time British Energy has published results for its first quarter, this report does not contain any comparative quarterly information.

In the following discussion the ‘three-month period’ or the ‘quarter’ refers to the three months ended 30 June 2004 unless otherwise stated. In this discussion references to ‘British Energy’ or the ‘Company’ are to British Energy plc. References to the ‘Group’ are to the Company and its subsidiaries.

British Energy is continuing to work hard on its proposed restructuring, the terms of which were announced on 1 October 2003 (the Proposed Restructuring). As at 30 June 2004 and 31 August 2004 there were no drawings under the Government Facility.

British Energy has a total of eight nuclear power stations and one coal-fired power station in the United Kingdom.

Electricity demand in the UK is seasonal, in that demand and prices have been generally lower in summer than in winter. As a result, British Energy (and other generators) schedule a significant proportion of planned outages for the summer months. This seasonality in both prices and output can have a direct effect on operating performance and cash flows.

Total output for the quarter was 16.4 TWh of which nuclear output was 15.0 TWh. This fell short of the Company’s expectations, and was adversely affected by unplanned outages lasting for fourteen days or more at Sizewell B, Torness and Heysham 2, contributing to lost output of approximately 1.7 TWh.

On 30 July 2004 the Company announced that following the evaluation of structural inspections carried out during the statutory outage at the Hartlepool power station and discussions with the Nuclear Installations Inspectorate, the Company decided that further work to demonstrate the integrity of certain boilers was necessary. This work entails intrusive visual inspections of a number of boiler closures at Heysham 1 and at Hartlepool. The Company reviewed its annual nuclear output target previously announced at 64.5 TWh and believed that in the light of these new issues it was prudent to revise the nuclear output target for the 2004/05 financial year to around 61.5 TWh. The expected annual nuclear output for the year ending 31 March 2005 will be given in the prospectus which is to be published pursuant to the Proposed Restructuring.

The realised price was £18.0/MWh for the three-month period. The market price for forward annual baseload contracts has risen by over 20% during the quarter, resulting in an increased requirement for collateral for trading counterparties. As of mid September 2004, fixed price sales contracts were in place covering a high proportion of planned output in 2004/05 at an average price of £20.8/MWh.

PART IV — FINANCIAL INFORMATION — (Continued)

As at 30 June 2004 and 31 August 2004 the Company had cash balances amounting to £501m and £552m respectively, of which £321m and £300m were deposited as collateral in support of trading and operating activities. At 31 March 2004 the Company had cash balances amounting to £573m of which £297m had been deposited in support of collateral requirements.

In accordance with the dividend policy set out within the annual accounts to 31 March 2004 and as updated below, no dividend has been declared for the quarter. The Proposed Restructuring remains subject to a large number of significant uncertainties and important conditions. On 22 September 2004 the Company announced the receipt by the Secretary of State of notification from the European Commission that as far as the Proposed Restructuring involves the grant of State aid by the UK Government, such aid is compatible with the Common Market. The European Commission’s decision is subject to the following conditions:

•	the Company’s nuclear and generation business will be ring-fenced from its fossil fuel, supply and trading businesses to ensure the aid to the nuclear business is not used to cross subsidise any of the Company’s businesses. This measure will last indefinitely;

•	there will be no nuclear or fossil-fuelled capacity expansion (above our current capacity) by the Company in the European Economic Area for six years, and no hydro-electric capacity expansion in the UK for the same period; and

•	a restriction on the Company selling to its industrial and commercial customers at prices below the prevailing wholesale market prices for six years unless there are exceptional market circumstances as determined by an independent expert.

Furthermore, the Secretary of State is entitled not to proceed with the Proposed Restructuring if, in her opinion, the Group will not be viable in all reasonably foreseeable conditions without access to additional financing beyond that which is committed and will continue to be available when required. In any event, the Proposed Restructuring requires to be completed by the earlier of 120 days after the satisfaction of the initial conditions and 31 January 2005.

If for any reason British Energy is unable to implement the Proposed Restructuring it may be unable to meet its financial obligations as they fall due in which case it may have to take appropriate insolvency proceedings. If British Energy were to commence insolvency proceedings, distributions, if any, to unsecured creditors may represent only a small fraction of their unsecured liabilities and it is highly unlikely that there would be any return to shareholders. Even if the Proposed Restructuring is completed, the return, if any, for shareholders will represent a very significant dilution of their existing interests.

Key points on results

•	The Group recorded an operating loss of £36m in the three-month period, including exceptional operating costs of £16m (further detail is provided in note 4 to the financial statements).

•	Losses before tax of £115m were recorded in the three-month period.

•	Total output for the quarter was 16.4 TWh. Nuclear output was down by 12% to 15.0 TWh in the three-month period, compared with 17.0 TWh of nuclear output in the equivalent period last year.

•	Realised price (which is calculated by dividing turnover, net of energy supply costs and miscellaneous income, by total output during the period) was £18.0/MWh for the three-month period. This compared to £16.9/MWh for the year ended 31 March 2004; an increase of 7%.

•	Total operating unit costs, excluding revalorisation (which is calculated by dividing the total operating costs, net of exceptional items and energy supply costs, by total output), were £19.6/MWh for the three-month period. This compared to £16.5/MWh for the year ended 31 March 2004, an increase of 19% mainly due to the lower volumes and the largely fixed cost base, together with the inclusion of a £13m pension charge for the quarter.

PART IV — FINANCIAL INFORMATION — (Continued)

•	Operating cash outflow was £61m for the three-month period. Net debt increased in the quarter by £72m to £382m, primarily as a result of working capital outflow and the loss for the quarter.

•	A contingent asset of £338m has been accumulated but not recognised in the financial statements as at the period end arising from the revised BNFL contracts. The consequence of this is that the results for the quarter do not reflect the profit and loss account charge that would arise under the revised BNFL back-end contracts, although any cash flow benefits have already been reflected as cash payments assume the revised BNFL back-end contracts are in place. The profit and loss account charge under the revised BNFL contracts would be £1m higher in the quarter compared with £58m lower in the previous financial year due to increased electricity market prices. The net benefit under the revised BNFL back-end contracts to the date of restructuring will be recognised in the balance sheet of the restructured Group upon implementation of the Proposed Restructuring together with other restructuring related adjustments.

Explanatory notes

Certain statements in this document are ‘forward-looking’ statements as defined in Section 21E of the US Securities Exchange Act of 1934. Such forward-looking statements include, among others:

•	statements concerning the Proposed Restructuring and its effect on the Group’s business and financial condition or results of operations;

•	the anticipated development of the UK electricity industry, the future development of regulation of the UK electricity industry, the effect of these developments on our business, financial condition or results of operation; and

•	other matters that are not historical facts concerning the Group’s business operations, financial condition and results of operations.

These forward-looking statements involve known and unknown risks, uncertainties and other factors which are in some cases beyond the Group’s control and may cause its actual results or performance to differ materially from those expressed or implied by such forward-looking statements. Due to the uncertainties and risks associated with these forward-looking statements, which apply only as at the date hereof, the Company is claiming the benefit of the ‘safe harbour’ provision contained in Section 21E of the US Securities Exchange Act of 1934.

EBITDA is defined by the Company as earnings before interest, tax, depreciation, amortisation and related exceptional items. The Company has included information concerning EBITDA because it believes that it is used by certain investors as one measure of the Company’s financial performance. EBITDA is not a measure of financial performance under United Kingdom Generally Accepted Accounting Principles (UK GAAP) and is not necessarily comparable to similarly titled measures used by other companies. EBITDA should not be construed as an alternative to operating income or to cash flows from operating activities (as determined in accordance with UK GAAP) as a measure of liquidity.

The following discussion and analysis should be read in conjunction with the unaudited financial statements for the three months ended 30 June 2004 and the notes thereto which are included in this report. The full financial statements for the year ended 31 March 2004 and the notes thereto are not included in this report but are available on the British Energy website (www.british-energy.com).

British Energy has also prepared, for the first time, a quarterly report on a Form 6-K under accounting principles generally accepted in the United States (US GAAP) for the three months ended 30 June 2004 which is also available on the British Energy website.

PART IV — FINANCIAL INFORMATION — (Continued)

KEY EVENTS

Restructuring developments

On 22 September 2004 the Company announced the receipt by the Secretary of State of notification from the European Commission that as far as the Proposed Restructuring involves the grant of State aid by the UK Government, such aid is compatible with the Common Market.

Bruce Power disposal

The disposal of the interest in Bruce Power was completed on 14 February 2003. On 12 February 2004 the Company received a notice of warranty claims from the consortium which purchased the Group’s 82.4% interest in Bruce Power alleging breach of certain warranties and representations relating to tax and to the condition of certain plant at the Bruce power station. Under the agreement with the consortium C$20m is retained in trust to meet any representation and warranty claims, and this may be retained pending agreement or determination of the claims.

In addition to the consideration received at the time of the disposal of its interest in Bruce Power, British Energy was entitled to receive up to C$100m, contingent on the restart of two of the Bruce A Units. On 25 May 2004 the Company received C$10m in respect of the restart of Unit 3 in addition to the sum of C$20m already received in respect of the restart of Unit 4. Discussions are ongoing with the Ontario Provincial Government regarding the release of further sums, if any. The total amount that will be released will be significantly less than C$100m.

Board affairs

During the quarter the Company announced the appointment of Stephen Billingham as Finance Director Designate. Stephen Billingham joined the Company in August 2004. As part of the ongoing hand over arrangements Stephen Billingham was appointed to the board of the Company (the Board) on 16 September 2004 and Martin Gatto, formerly the Interim Finance Director, resigned from the Board on the same day and assumed the role of Chief Financial Officer. Stephen Billingham joined British Energy from WS Atkins plc, the engineering consultancy and support services group, where he was Group Finance Director. Prior to his role at WS Atkins plc, he led the finance team that concluded the Metronet London Underground Public Private Partnership.

On 5 August 2004, the Company announced the resignation of David Gilchrist from the Board.

On 27 August 2004, the Company announced the appointment of David Pryde as an independent Non-Executive Director with effect from 1 September 2004. David Pryde has extensive trading and risk management experience having held various senior management positions in trading businesses within JP Morgan and Co Inc and has sat on the Boards of the Commodity Exchange, the Chicago Mercantile Exchange and the Futures Industry Association.

On 16 September 2004 the Company announced the appointment of Roy Anderson to the Board as Chief Nuclear Officer. Roy Anderson, who joined the Company on 5 July 2004, was previously President of PSEG Nuclear, having also previously been Chief Nuclear Officer of Nuclear Management Company and of Florida Power Corporation.

Performance improvements

The Performance Improvement Programme (PIP) commenced during the year ended 31 March 2004. Following an initial mobilisation phase which ended in July 2004 and which included an asset condition survey, and the development of a plan of action, the next phase of PIP implementation, which will focus on staff organisation, prioritisation of work activities and

PART IV — FINANCIAL INFORMATION — (Continued)

human performance initiatives is targeted to complete, subject to availability of sufficient working capital headroom, around 1 April 2005. The final phase, which focuses on investing in the materiel condition of our plant, is targeted to complete, subject again to sufficient working capital headroom being available, by 31 March 2007. Certain aspects of remedial capital investment will, however, likely run beyond that into the financial year ending 31 March 2008.

The Company expects that investment in plant projects, major repairs and strategic spares across the whole new British Energy Group including incremental costs associated with the PIP of approximately £20m will be in the range of £150m to £180m.

British Energy’s Trading Development Programme to improve and extend trading capability and asset utilisation remains on track.

Pension scheme valuation

A triennial valuations of the Group’s pension schemes is being carried out by the schemes’ actuaries as at 31 March 2004, however, the result of the valuation will not be concluded until October 2004. The combined funding deficiencies (on the actuarial bases used for the valuations) in the two pension schemes is expected to be £385m, within the range of £330m to £440m previously disclosed. The impact of this deficit will be reflected in our financial results for the year ending 31 March 2005, and a charge of £13m was recognised in the quarter.

Prior period adjustment

In preparing the financial statements for the quarter, the Group has adopted UITF Abstract 17 (revised 2003) (Employee Share Schemes) and UITF Abstract 38 (Accounting for ESOP Trusts) which relate to the measurement of the Employee Share Scheme charge and the presentation and disclosure of own shares held. The adoption of these new UITF Abstracts represents a change in accounting policy and the comparative figures have been restated accordingly.

The Group has restated opening reserves to comply with the above UITF Abstracts so that the profit and loss account reserve has been decreased by £2m and other fixed asset investments have decreased by the same amount as at 1 April 2004. The impact of the adoption of UITF Abstract 38 on the profit and loss account for the three months ended 30 June 2004 and the year ended 31 March 2004 was not material. The effect of UITF Abstract 17 on the results for the periods ended 31 March 2004 and 30 June 2004 was not material.

Other factors affecting results of operations

The results of operations are principally affected by changes in plant output, electricity prices and operating costs. Each of these factors is discussed below.

Plant output

Nuclear output was 15.0 TWh (a 72% load factor) for the three-month period. The UK nuclear output for the equivalent period in 2003 was 17.0 TWh (an 82% load factor). The reduction on prior year is primarily due to the number of unplanned outages occurring in the quarter. Sizewell B, Torness and Heysham 2 all had unplanned outages that lasted for fourteen days or more in the quarter. A rotor earth fault at Sizewell B in April caused one unit to be shut down to carry out repairs with the loss of output of 0.8 TWh, the unit did not return to service until mid June. A reactor at Torness was shut down for most of May for the extension to a planned outage for boiler modifications with the overall loss of output of 0.5 TWh and one unit at Heysham 2 was out of service between May and June as blocked boiler tubes were cleared with a loss of output of 0.4 TWh. There were also a number of other smaller unplanned outages lasting less than fourteen days.

PART IV — FINANCIAL INFORMATION — (Continued)

Output from the coal-fired power station at Eggborough was 1.4 TWh during the three-month period. For the equivalent period in the previous year, the output was 1.1 TWh. As Eggborough is operated primarily as a flexible mid-merit power station, its output level is influenced by market prices, the Company’s contracted trading position and the extent to which it is operated as cover for unplanned outages at our nuclear power stations.

Commissioning work on the Flue Gas Desulphurisation (FGD) equipment that is being fitted to Units 3 and 4 at Eggborough continued through the three-month period. The Company has advised the Environment Agency (the EA) of its intention to opt out Units 1 and 2 from the requirements to set Emission Limit Values (ELVs) under the Large Combustion Plant Directive (the LCPD), which will mean that these units must close within 20,000 operational hours from 1 January 2008 and in any case no later than 31 December 2015. The decision to apply for an opt out for units 1 and 2 from the ELV limits was on the basis of the Government’s view that opted out plant can opt back in before 30 June 2005, while a decision not to have opted out by 30 June 2004 is irrevocable. It was therefore decided to “conditionally” opt out Eggborough’s two non-FGD units under the LCPD. The EA confirmed that the opt out had been granted on 30 June 2004.

Electricity prices

The market price for forward baseload contracts has continued to rise during the three-month period. Annual contracts for delivery from October 2004 onwards have risen from around £23.5/MWh at the end of March 2004 to over £30/MWh mid September 2004, an increase of some 28%. As of mid September 2004, fixed price sales contracts were in place covering a large majority of planned output in 2004/05 at an average price for the full year of £20.8/MWh.

During the quarter and the prior year the overriding concern of British Energy was to reduce the Group’s exposure to potential falls in the market price of electricity. Therefore the Company sought to sell forward virtually all of our planned generation. As a result the Company has not fully benefited from the more recent rises in market prices. The Group has continued with its trading strategy to reduce exposure to volatility in medium term market prices, utilising a variety of routes to market whilst seeking to reduce the amount of trading collateral required.

British Energy’s realised price was £18.0/MWh for the three-month period. This compares to an average price of £16.9/MWh for the year ended 31 March 2004. The higher realised price is a result of the increase in market prices over the previous year, partly offset by seasonal factors and earlier fixed price contracts.

Operating costs

Operating costs after exceptional items were £408m for the three-month period. These are discussed more fully later in this report in the ‘Results of Operations’ section.

PART IV — FINANCIAL INFORMATION — (Continued)

Exceptional Items

The financial results of both the three-month period and the year ended 31 March 2004 were affected by a number of exceptional items. The table below summarises the impact of exceptional items (before tax).

	3 months ended 30 June 2004	Year ended 31 March 2004
	£m	£m
Restructuring costs	5	43
Severance costs	8	—
Siemens’ settlement	—	(18)
Fixed asset write-up	—	(295)
Depreciation – corporate headquarters	3	—
UK decommissioning fund write-up	—	(13)

Exceptional items included within operating costs	16	(283)

Revalorisation charges/(credits)	2	(68)
Interest rate swaps provision credit	—	(5)

Exceptional items included within financing costs	2	(73)

	18	(356)
Exceptional gain on sale of joint venture and businesses	(4)	(47)

Total net exceptional charges/(credits)	14	(403)

Exceptional items are discussed more fully in notes 4, 5 and 8 to the financial statements.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED 30 JUNE 2004

Group Performance

The operating result after exceptional operating items was an operating loss of £36m for the three-month period.

The loss on ordinary activities before taxation was £115m for the three-month period.

The discussion below focuses on the results of continuing activities for the three-month period.

Turnover

Turnover was £372m for the three-month period and is analysed as follows:

	3 months ended 30 June 2004	Year ended 31 March 2004
	£m	£m
Direct supply sales net of energy supply costs	143	522
Energy supply costs recovered from customers	70	260

	213	782
Wholesale generation sales	153	703
Miscellaneous income	6	31

	372	1,516

Direct supply sales

The direct sales business has continued to make good progress during the three-month period in its core market of industrial and commercial customers.

Wholesale generation sales

The level of wholesale generation sales for the quarter reflects partly the changing mix of sales being contracted by the Company and also the output in the quarter. The £153m of wholesale generation sales for the quarter represents 42% of turnover excluding miscellaneous income compared to 47% in the previous year.

PART IV — FINANCIAL INFORMATION — (Continued)

Operating Costs

Total operating costs before exceptional items were £392m for the three-month period, and are further analysed as follows:

	3 months ended 30 June 2004	Year ended 31 March 2004
	£m	£m
Continuing activities
— Fuel	104	413
— Materials and services	127	512
— Staff costs	73	224
— Depreciation charges	18	50

	322	1,199
Energy supply costs	70	260

Total operating costs	392	1,459

Fuel

Total fuel costs amounted to £104m for the three-month period. Nuclear fuel costs were £81m and coal costs were £23m.

The costs of nuclear fuel in the quarter were marginally higher when compared with the prior year on a pro rata basis. The prior year contained a number of small one off credits totalling approximately £4m that were not replicated in the quarter. These were offset by reductions of £2m in comparable costs mainly as a result of lower output in the quarter proportionally compared to the prior year.

On 31 March 2003 and 16 May 2003, the Company announced that it had exchanged contracts covering front-end and back-end fuel services required to give effect to the non-binding heads of terms entered into with BNFL. The amendments to existing front-end contracts contained in the March 2003 deeds of amendment to the existing AGR fuel supply agreements became effective on 1 April 2003 but (except in relation to the new arrangements for the supply of uranics to BEG) may be terminated if the Proposed Restructuring is not completed. The revised back-end contracts are conditional on completion of the Proposed Restructuring but payments are being made as if the revised back-end contracts had become effective on 1 April 2003.

The financial statements for the three-month period have been prepared upon the basis of the historic BNFL contracts in respect of back-end fuel costs, pending satisfaction of the conditions set out in the revised contracts. This is the only element of the Proposed Restructuring that will have a retrospective accounting impact.

The consequence of this is that the results for the quarter do not reflect the profit and loss account charge that would arise under the revised BNFL back-end contracts, which amounted to an increase in the charge of £1m in the quarter. The effect of the revised contracts will be recognised on the completion of the Proposed Restructuring, together with other restructuring adjustments. The cost for the quarter under the revised contracts has been calculated using an average electricity price for the quarter, as defined in the revised BNFL back-end contracts, of £23.9/MWh.

As noted above and as part of the standstill arrangements, the Group has made payments during the year to BNFL as if the revised BNFL back-end contracts were in place. The difference in the cash payments that include the profit and loss account savings under the revised contracts, means that included within current liabilities are amounts due to BNFL which will never be paid by the Group, provided the Proposed Restructuring is completed. These amounts totaled £338m at 30 June 2004, an increase of £32m from £306m at 31 March 2004 reflecting payments that would have been made under the historic BNFL contracts and accrued standstill interest offset by fuel costs under the revised back-end BNFL contracts.

PART IV — FINANCIAL INFORMATION — (Continued)

This matter is discussed further in note 16 to the financial statements.

	£m	£m
Opening balance at 1 April 2004		306
Amounts payable to BNFL under the historic back-end contracts for the period	64
Less: amounts paid/payable for the period under the revised BNFL back-end contracts, analysed as follows:
Amounts settled	(26)
Amounts included in accruals at quarter end	(13)

Cash flow benefit arising within the quarter	25
Finance charges accrued on amounts stoodstill	7

		32

Closing balance at 30 June 2004		338

The net benefit under the revised BNFL back-end contracts to the date of the Proposed Restructuring will be recognised in the balance sheet of the restructured Group upon implementation of the Proposed Restructuring together with other restructuring related adjustments. The ultimate benefit recognised will depend on a number of factors including the date of the Proposed Restructuring, the market price of electricity between 1 April 2004 and the date of the Proposed Restructuring as defined in the contract and the amount of fuel used.

Materials and services

Materials and services costs comprise the operating expenses of our power stations and support functions excluding fuel costs, staff costs and depreciation. The costs during the three-month period were £127m excluding exceptional restructuring costs.

Included in materials and services is capital investment expenditure of £15m for the three-month period that was expensed as operating costs. This arises because it was not possible to demonstrate that this expenditure enhanced the value of the Group after taking account of the fixed asset impairment review carried out in the year ended 31 March 2004.

Exceptional charges amounting to £5m were incurred for the quarter in relation to advisory and other costs associated with the Company’s Proposed Restructuring.

Staff costs

Staff costs, excluding exceptional restructuring costs, were £73m for the three-month period. This includes pension costs of £13m expensed under SSAP 24.

In addition an exceptional charge of £8m has been recorded for severance costs in relation to the Group’s restructuring.

Depreciation

Depreciation charges were £18m in the three-month period. The charges for depreciation are significantly affected by the £3,738m write down of fixed assets at 31 March 2003 and have increased compared to the prior year due to the partial write back of £295m at 31 March 2004 (see notes 4 and 8 of the financial statements). An exceptional depreciation charge of £3m was recorded to align the carrying value of the Company’s corporate headquarters at Peel Park, East Kilbride, Scotland to its market value.

PART IV — FINANCIAL INFORMATION — (Continued)

Energy supply costs

Energy supply costs mainly comprise the costs incurred for the use of the distribution and transmission systems and are fully recovered through turnover. Energy supply costs also include costs of £8m related to meeting the cost of compliance with the Renewables Obligation which are also recovered through turnover. The Group is required to comply with the Renewables Obligation as part of the regulations governing climate change. Total energy supply costs were £70m for the three-month period.

Operating (loss)/profit

As shown below, Group operating loss after exceptional items was £36m:

	3 months ended 30 June 2004	Year ended 31 March 2004
	£m	£m
Operating (loss)/profit before exceptional items	(20)	57
Exceptional items	(16)	283

Group operating (loss)/profit	(36)	340

Financing charges

Total financing charges were £83m made up of revalorisation and net interest, which are analysed below:

	3 months ended 30 June 2004	Year ended 31 March 2004
	£m	£m
Revalorisation of nuclear liabilities	77	215
Revalorisation of decommissioning fund	(10)	(28)
Share of revalorisation of joint venture	—	(2)

Total revalorisation	67	185
Net interest expense	14	64

Financing charges before exceptional items	81	249
Exceptional interest credit	—	(5)
Exceptional revalorisation charge/(credit)	2	(68)

Total financing charges	83	176

Revalorisation arises because nuclear liabilities are stated in the balance sheet at current price levels, discounted at 3% per year real from the eventual payment dates. The revalorisation charge is the adjustment that results from restating these liabilities to take into account the effect of inflation in the year and to remove the effect of pro rata discount. Similarly, a revalorisation credit arises in respect of the decommissioning fund that is calculated by applying an actuarial assessment of the long-term investment growth rate to fund contributions in order to determine the asset value to be recorded in the balance sheet. The growth rate used in the calculations is based on 3.5% per annum real.

The net revalorisation charge excluding exceptional items was £67m in the three-month period. The weighted average UK inflation rate was higher in the three-month period compared with the prior year. The remaining increase in the quarter when proportionally compared with the prior year was due to a charge based on a higher opening nuclear liabilities balance.

The net interest expense charge of £14m for the quarter comprises interest payable of £19m offset by interest receivable of £5m.

PART IV — FINANCIAL INFORMATION — (Continued)

In the quarter there was an exceptional charge of £2m in respect of revaluation of the decommissioning fund receivables. These are discussed more fully in note 5 to the financial statements.

Taxation

There was no taxation charge on ordinary activities in the three-month period ended 30 June 2004. The taxation charges reflect the anticipated effective tax rates relating to the underlying business performance on a pre-restructured basis for the year ending 31 March 2005.

No deferred tax asset has been recognised at 30 June 2004.

Loss on ordinary activities

As a result of the factors discussed above, there was a loss on ordinary activities after taxation for the three-month period of £115m.

Deficit per share

There was a deficit per share of 19.1p for the three-month period.

Investment expenditure

During the three-month period, investment expenditure on plant projects, major repairs and strategic spares across the whole Group, including incremental costs associated with PIP, totalled £32m of which £15m may have been capitalised, with the main projects in the period including replacement of cast iron pipework, fuel route improvements and the implementation of the work management programme. None of this has been capitalised as fixed assets since it has not been possible to demonstrate that the investment expenditure enhanced the value of the Company’s fixed assets after taking account of our previous impairment review. Based on its current expectations of future electricity prices and output, and therefore financial resources, the Company believes that investment in plant projects, major repairs and strategic spares across the whole Group which includes incremental PIP expenditure of approximately £20m will be in the range of £150m to £180m for the year ending 31 March 2005, compared with £128m for the year ended 31 March 2004.

Research and development

We support scientific and engineering research activities primarily directed toward securing further improvements in the reliability, performance and safety of our generating business. For the three-month period our expenditure on research and development was £4m which is included within material and services costs.

PART IV — FINANCIAL INFORMATION — (Continued)

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operating activities

A reconciliation of profit after tax and exceptional items to earnings before interest, tax, depreciation, amortisation and related exceptional items (EBITDA) is shown in the following table. EBITDA is a measure commonly reported and widely used by analysts, certain investors and other interested parties, as well as a measure used internally by the Group. The EBITDA calculations are shown for the total results and also exclude the disposals during the period and exceptional items for the continuing business. The EBITDA calculation for the continuing activities is further reconciled to the operating cash flow from continuing activities and then to the decrease in total cash.

	3 months ended 30 June 2004	Year ended 31 March 2004
	£m	£m
(Loss)/profit after tax and exceptional items	(115)	234
Interest (including exceptional items)	14	59
Revalorisation (including exceptional items)	69	117
Tax (including exceptional items)	—	(2)
Depreciation (including exceptional items)	21	50
Exceptional depreciation credits due to impairment review	—	(295)

EBITDA	(11)	163
Gain on sale of businesses	(4)	(47)
AmerGen profit	—	(21)
Net exceptional charges other than depreciation	13	12

EBITDA – continuing activities	(2)	107
Nuclear liabilities charged to operating costs	35	130
Nuclear liabilities discharged	(37)	(59)
Regular contributions to decommissioning fund	(5)	(19)
Other provisions discharged	—	(3)
Exceptional operating cash costs	(5)	(25)
Working capital movements	(47)	25

Operating cash flow from continuing activities	(61)	156
Taxation paid	—	(12)
Disposal of investments	4	171
Net interest paid	(15)	(75)

(Decrease)/increase in total cash	(72)	240

Represented by:
(Decrease)/increase in cash in the period	(88)	175
Increase in liquid resources	16	65

(Increase)/decrease in net debt in the period	(72)	240

The operating cash outflow from continuing activities for the quarter was £61m. Included in the quarter cash flows are capital investment amounts totalling £15m that are expensed as part of materials and services costs.

When adjusted for the receipts from the sale of investments and the net interest paid, there was a decrease in total cash of £72m.

The movement on working capital of £47m can be attributed to a decrease in creditors reflecting deferred fuel payments at 31 March 2004 and reduced quarterly trading and a decrease in the pension prepayment and further reduction in trade debtors due to the reduced levels of quarterly trading.

PART IV — FINANCIAL INFORMATION — (Continued)

Management of liquid resources

The net cash outflow due to movements in financial investments and increases in term deposits was £72m in the three-month period. The balances on the term deposit accounts holding the collateral amounts increased from £297m at 31 March 2004 to £321m at 30 June 2004.

Capital resources

At 30 June 2004, total debt of £883m comprised:

•	A project finance loan of £475m secured by, amongst other things, the shares in, and assets of Eggborough Power Limited (EPL), a subsidiary company that operates the Eggborough power station. Amounts owed by EPL are not guaranteed by British Energy but British Energy guarantees the payment of amounts by British Energy Power and Energy Trading Limited (BEPET) to EPL under the Capacity and Tolling Agreement (CTA). The contractual amounts payable by BEPET under the CTA are calculated so as to cover, amongst other things, EPL’s borrowing requirements and operating costs. British Energy also provides a subordinated loan facility to EPL. The final instalment of project finance loan principal will be repaid in 2011. The project finance loan currently bears interest at LIBOR plus 1.3%. It is proposed that these arrangements will be restructured as part of the Proposed Restructuring of the Group. For further details of the Proposed Restructuring see note 1 to the financial statements.

•	An aggregate principal amount of £408m sterling denominated bonds due between 2003 and 2016. The bonds bear interest at a rate of between 5.9% and 6.2%. An aggregate principal amount of £110m matured in March 2003 but payment has been stoodstill as part of the arrangements of the Proposed Restructuring of the Group.

There were no drawings under the Government Facility at any point during the quarter or at 30 June 2004. The conditions applying to the Government Facility are more fully discussed in note 1 to the financial statements.

Net debt increased in the quarter by £72m to £382m, primarily as a result of working capital outflow and the loss for the quarter.

Future liquidity

The Group had cash and liquid resources, including amounts posted as collateral, of £501m at 30 June 2004 of which £321m was deposited as collateral in support of trading and operating activities.

The Group’s main source of liquidity is its operating businesses. Cash generation by the operating businesses is dependent upon the reliability of the Group’s power stations in producing electricity, the realised selling price for electricity, operational risk and capital investment expenditure (expensed in the profit and loss account since 1 April 2003), maintenance requirements as well as collateral requirements relating to trading activities.

The Group lost its investment grade rating in September 2002. The Group intends to seek a new credit rating prior to the issuance of New Bonds as part of the Proposed Restructuring. The loss of investment grade rating has meant that the Group now has to provide significant levels of collateral to counterparties in order to cover their trading exposures, to maintain trading arrangements, thereby substantially reducing the levels of cash resources available to the Group. Given the financial circumstances of the Group, certain contracts may be capable of being terminated. Such termination may result in termination payments becoming payable as well as having an adverse effect on cash flows. On 23 September 2004 the Company announced that it had received indicative non-investment grade ratings for the £550m of New Bonds that are to be issued to certain of the Company’s creditors and to the Nuclear Liabilities Fund

PART IV — FINANCIAL INFORMATION — (Continued)

Limited upon completion of the Proposed Restructuring pursuant to the terms announced on 1 October 2003.

The Government Facility will mature on the earliest of (1) 31 January 2005, (2) the date on which the Proposed Restructuring becomes effective and (3) any date notified by the Secretary of State to British Energy on which repayment of amounts outstanding under the Government Facility are required as a result of a Commission decision or an obligation under EU law. Following the receipt by the Secretary of State of notification from the Commission that as far as the Proposed Restructuring involves the grant of State aid by the Government, such aid is compatible with the Common Market, no further drawings can be made under the Government Facility. Since no incremental collateral can be posted under the Government Facility, incremental collateral requirements are being provided by a charge over cash deposits in certain of our accounts. The final maturity date has now been amended from 30 September 2004 to 31 January 2005.

The Company’s strategy for securing part of its income through fixed price contracts means that in a volatile and rising electricity market the collateral requirements are also volatile. The extent to which the Company is able to trade forward is therefore limited by the amount of collateral available.

The Board remains of the opinion that the working capital available to the Group is not sufficient for the present requirements of the Group pending the Proposed Restructuring. The Company continues to take steps with a view to improving this situation. The Board continues to explore initiatives to reduce the demand for trading collateral and to achieve sufficient liquid resources to implement the Proposed Restructuring. On 25 August 2004 British Energy Generation Limited (BEG) entered into a three year trade receivables financing facility (Receivables Facility) with a financial institution under which, on utilisation, BEG will sell to the financial institution on a full recourse basis receivables arising from its direct supply business. The amount of funding available to BEG under the Receivables Facility is limited to £60m and is dependent on the amount of eligible receivables available at utilisation, which, in turn, is subject, inter alia, to seasonal changes in the demand and price for electricity and to limits on customer concentrations within the receivables portfolio. On completion of the Proposed Restructuring the Receivables Facility will be guaranteed by the other principal companies within the Group (excluding EPL). The Receivables Facility is subject to customary representations, warranties and covenants appropriate to the financial situation of BEG and the prospective guarantors. Events of default include, inter alia, non-payment, cross-default, occurrence of insolvency related events, revocation of the electricity supply license and the exercise by the Secretary of State of her right not to proceed with the Proposed Restructuring if, in her opinion, the Group will not be viable without access to additional financing. As at 29 September 2004, the Receivables Facility had not been utilised.

The Proposed Restructuring remains subject to a large number of important conditions, including:

•	the Secretary of State’s entitlement not to proceed with the Proposed Restructuring if, in her opinion, we will not be viable in all reasonably foreseeable conditions without access to additional financing beyond that which is committed and will continue to be available when required;

•	the restructured British Energy Group having sufficient working capital for its present requirements from the listing of the New Shares and New Bonds;

•	there being no material adverse change on our (or on EPL’s) current or future business or operations, financial or trading position, profits or prospects or which is likely to have a material adverse effect on the value of the New Bonds, the New Shares, the CTA Bonds or the new Eggborough arrangements;

•	the Creditors’ Scheme becoming effective;

PART IV — FINANCIAL INFORMATION — (Continued)

•	continuation of the standstill arrangements; and

•	agreement on presently unsettled documents with creditors, Scottish court approval and listing of the New Shares and New Bonds referred to above and the delisting of the Company’s ordinary shares and A shares.

Some uncertainties that may affect the Group’s cash flow position, performance or outlook are described in this Management’s Discussion and Analysis.

If the conditions to the Proposed Restructuring are not fulfilled, or if the Company’s cash generating initiatives are not achieved in each case, within the time scales envisaged or required, or if there is a material deterioration in the Group’s cash flow position, performance or outlook, or if the Government Facility ceases to be available or if the restructuring and standstill arrangements which the Group has entered into with certain of its creditors are terminated, British Energy may be unable to meet its financial obligations as they fall due and consequently the Company may have to take appropriate insolvency proceedings, in which case the distributions to unsecured creditors may represent only a small fraction of their unsecured liabilities and there is unlikely to be any return to shareholders. Further details on the Proposed Restructuring are contained in note 1 to the financial statements.

Post balance sheet events

Output forecast

On 30 July 2004 the Company announced that following the evaluation of structural inspections carried out during the statutory outage at the Hartlepool power station and discussions with the Nuclear Installations Inspectorate, the Company decided that further work to demonstrate the integrity of certain boilers was necessary. This work entails intrusive visual inspections of a number of boiler closures at Heysham 1 (one reactor is shut down and the other was shut down for its statutory outage in early September) and at Hartlepool (one reactor is currently shut down and there is no impact on the operation of the other reactor).

At the same time, the Company also announced its revised target of annual nuclear output of around 61.5 TWh for the 2004/05 financial year. The Directors are satisfied that, in the Company’s current circumstances, the impact of the downward revision in output target on the carrying value of its nuclear assets is not material. The expected annual nuclear output for the year ending 31 March 2005 will be given in the prospectus which is to be published pursuant to the Proposed Restructuring

Exelon

As a result of ongoing discussions with Exelon, outlined in note 17 – Contingent liabilities to the financial statements, the Company is reviewing with Exelon a working capital adjustment resulting from a change to the estimated tax recoverable for prior periods made after the consummation of the sale and this, if agreed, may result in a reduction in the purchase price payable by Exelon, with the reduction currently estimated to be in the range of up to US$6.3m.

Polygon

On 3 September 2004 two groups of shareholders, together holding 10.22% of our ordinary shares, requisitioned an extraordinary general meeting (the Requisitioned EGM). Those groups of shareholders were Polygon Investment Partners LLP (Polygon), Brandes Investment Partners, LLC (Brandes) and their respective associates. The Company is, as a result, obliged under the Companies Act to call the Requisitioned EGM. One of the resolutions proposed by Polygon and Brandes would have the effect, if passed, of requiring the Company to seek shareholder approval prior to applying for the cancellation of its listings in London and New York. If the Company was required, under the terms of the Creditor Restructuring Agreement, to take steps

PART IV — FINANCIAL INFORMATION — (Continued)

to cancel the London listings of its shares, but could not do so as a result of a failure to achieve such shareholder approval, the Company believes, having taken legal advice, that it would be likely to be in breach of the Creditor Restructuring Agreement.

The Company announced on 23 September 2004 that the Requisitioned EGM will be held on 22 October 2004 and that as a result of this attempt to frustrate the Proposed Restructuring agreed by the Company in October 2003, it would be applying to the UKLA to cancel the listings of its ordinary and A Shares. As a consequence, and as announced on 23 September 2004, the NYSE suspended trading in the Company’s ADRs prior to the opening of trading on 28 September 2004. At that time, the NYSE also instituted delisting proceedings.

On 24 September 2004 the Company announced (i) the unanimous recommendation of the Board to shareholders to vote against the resolutions proposed by Polygon and Brandes at the Requisitioned EGM, (ii) that it intended to seek an extension to the Creditor Restructuring Agreement long stop date of 31 January 2005 for the Proposed Restructuring and (iii) that, in accordance with the Creditor Restructuring Agreement, it would execute a business transfer agreement whereby the Company’s assets would, conditional on the Proposed Restructuring becoming effective, be transferred to a new intermediate holding company of the restructured British Energy group.

On 30 September 2004 Polygon announced that it would withdraw its support for the Requisitioned EGM. Polygon stated that, having considered the Company’s recent circulars, they now believe there is no commercial logic for it supporting the resolutions to be considered at the Requisitioned EGM and consequently have confirmed that they will vote against the resolutions and not further oppose the Proposed Restructuring. The Requisitioned EGM will take place on 22 October 2004 as described in the notice mailed to our shareholders. Our Board continues to reiterate its unanimous recommendation to all shareholders to vote against the resolutions proposed for the Requisitioned EGM.

Corporate headquarters

On 15 September 2004 the Company announced the proposed sale of its corporate headquarters located at Peel Park, East Kilbride, Scotland to Kenmore Capital East Kilbride Limited in consideration of a cash payment of £6.625m and a potential additional cash payment of up to £0.25m if certain letting arrangements come to fruition. An exceptional depreciation charge of £3m was recorded in the quarter to align the carrying value of the Company’s corporate headquarters to its market value. The Company has also entered into a ten year lease for part of the building. It is expected that the sale will be completed in January 2005. In August 2004 the Company signed a lease for our new corporate headquarters in Alba Campus, Livingston, Scotland

State Aid

On 22 September 2004 the Company announced the receipt by the Secretary of State of notification from the European Commission that as far as the Proposed Restructuring involves the grant of State aid by the UK Government, such aid is compatible with the Common Market. The European Commission’s decision is subject to the following conditions:

•	the Company’s nuclear and generation business will be ring-fenced from its fossil fuel, supply and trading businesses to ensure the aid to the nuclear business is not used to cross subsidise any of the Company’s businesses. This measure will last indefinitely;

•	there will be no nuclear or fossil-fuelled capacity expansion (above our current capacity) by the Company in the European Economic Area for six years, and no hydro-electric capacity expansion in the UK for the same period; and

•	a restriction on the Company selling to its industrial and commercial customers at prices below the prevailing wholesale market prices for six years unless there are exceptional market circumstances as determined by an independent expert.

PART IV — FINANCIAL INFORMATION — (Continued)

The European Commission has set down an additional requirement that a threshold of £1.629billion be set for the aid, above which the European Commission can request enhanced reporting to satisfy themselves that the State aid is being kept to a minimum and is only being used to authorised purposes.

Credit rating

On 23 September 2004 the Company announced that it had received indicative non-investment grade ratings for the £550m of New Bonds that are to be issued to certain of the Company’s creditors and to the Nuclear Liabilities Fund Limited upon completion of the Proposed Restructuring pursuant to the terms announced on 1 October 2003.

Classification of British Energy in the public sector

On 24 September 2004 the United Kingdom Office for National Statistics (ONS) announced that, with effect from 9 September 2002, the date on which the Credit Facility was granted, the Company would be classified as in the public sector. This classification was stated by the ONS to reflect the degree of control that can be exercised by the Government over the Group, first through the Credit Facility, and then as a result of the terms of the Proposed Restructuring. Prior to this announcement the ONS classified British Energy as part of the private sector.

The ONS’s decision was made for UK National Accounts purposes and was dependent upon a judgement about the degree of control exercised by Government. The ONS has acknowledged that, following completion of the Proposed Restructuring, no one factor constitutes the degree of control necessary for a classification in the public sector. The decision is based on the view that, taken together, a number of factors represent a high degree of UK Government control. The background to and terms of the Proposed Restructuring are detailed in note 1 to the financial statements.

The ONS has noted that as the Proposed Restructuring process has not been finalised, some of the details of its decision may change, and as a result this classification (as it applies to the Company post-restructuring) is provisional.

The Company is currently assessing the implications of this decision for its business. In particular, the Company is giving thought to those relationships that will exist post-restructuring that may require to be disclosed under FRS 8 – Related Party Disclosures in its financial statements for the year ending 31 March 2005. The Company has not, as yet, finalised its conclusions on this.

Contingent liabilities

On 12 February 2004, British Energy and certain of its subsidiaries received a notice of warranty claims from the consortium which purchased the Group’s 82.4% interest in Bruce Power alleging breach of certain warranties and representations relating to tax and to the condition of certain plant at the Bruce power station.

The principal tax claim relates to the treatment of expenditure at the Bruce Power plant during the period of the Company’s part ownership and is currently being considered by the Canadian tax authorities. The treatment proposed by British Energy could result in a rebate of a material amount of tax to the Group that has never been recognised in the financial statements. The consortium claims that allowance of the expenditure for that period would cause it to lose future deductions. British Energy has rejected the tax claim. The Company is confident that the amount of the tax claim should not, in any event, materially exceed the amount of the rebate, and that the tax claim should have no material cash flow impact on the Group.

The claim relating to the condition of the plant is based upon alleged erosion of certain parts of the steam generators, including the support plates, through which boiler tubes pass, which it is

PART IV — FINANCIAL INFORMATION — (Continued)

alleged resulted in an extended outage of one unit at the plant to carry out repair works and loss of revenues and costs of approximately C$64.5m. The consortium also claims that the alleged erosion may reduce the operating life of the unit and/or result in further repairs involving further losses. British Energy has rejected the claim and expects to defend it if it is pursued further. In accordance with FRS12 – Provisions, Contingent Liabilities and Contingent Assets, no provision has been made in the financial statements at 30 June 2004 for either claim.

Under the agreement with the consortium C$20m is retained in trust to meet any representation and warranty claims, and this may be retained pending agreement or determination of the claims.

As a result of an accounting adjustment made by Exelon in AmerGen’s management accounts and closing accounts as at 21 December 2003, British Energy may be required to make a payment to Exelon of up to US$13.7m. British Energy served a dispute notice on Exelon on 4 June 2004 to preserve its rights and the parties are endeavouring to resolve the matter amicably. The agreement with Exelon for the sale of AmerGen requires that, prior to instituting any litigation or other dispute resolution procedure, the companies will in good faith seek to resolve any dispute.

The Company has received notification from Polygon that if the Company were to seek a delisting of its shares from the Official List of the UKLA ahead of the shareholder vote on the Members’ Scheme which forms part of the Proposed Restructuring, Polygon would consider taking legal action against the Company and its directors. On 23 September 2004 the Company applied to the UKLA to cancel the listings of its ordinary and A shares.

Further contingent liabilities of the Group are described in note 17 to the financial statements for the quarter ended 30 June 2004.

Dividend policy

The Board intends to distribute to shareholders as much of the Company’s available cash flow as prudently possible, but not prior to the completion of the Proposed Restructuring, and not until the operational requirements of the business permit. In addition, under the terms of the Proposed Restructuring, there are certain restrictions on or factors affecting the Board’s ability to pay dividends, including:

•	we are required to fund a cash reserve out of our net cash flow in order to support British Energy Group plc’s collateral and liquidity requirements following the Proposed Restructuring. The initial target amount for the cash reserve is £490 million plus the amount by which cash employed as collateral exceeds £200 million (the Target Amount). Prior to paying any dividend, our cash must equal or exceed the Target Amount and certain amounts specified in the Contribution Agreement;

•	the terms of the Contribution Agreement also require that once the cash reserve is funded to the Target Amount, we must make the NLF Cash Sweep Payment. Initially this is 65% of the increase in cash, cash equivalents and other liquid assets during the year after adjusting for certain matters (the Payment Percentage). The Payment Percentage may be adjusted for certain corporate actions but may never exceed 65%. The requirement to make the NLF Cash Sweep Payment will greatly reduce the amount of cash that would otherwise be available for distribution to shareholders. In addition, we may not pay any dividends without making an additional payment to the NLF if the result of paying such dividend would be that the aggregate amount of dividends paid to shareholders following the Proposed Restructuring would exceed the aggregate of our annual adjusted net cash flow in such period less the aggregate NLF Cash Sweep Payment payable in such period;

•	the terms of the New Bonds contain certain covenants, including a restriction that allows us to pay a dividend only if no event of default has occurred; and

PART IV — FINANCIAL INFORMATION — (Continued)

•	we must have distributable reserves.

As a result of these restrictions and after making a prudent allowance for collateral requirements the directors consider that the earliest period for which a dividend may be declared is the financial year 2006/07.

Subject to these restrictions, the Board intends to distribute to shareholders as much of the Company’s available cash flow as prudently possible. Any such decision to make such a distribution will be made in the circumstances of the time. In relation to any financial year in respect of which the Company might otherwise be permitted to pay a dividend, the directors might, for example, consider during the course of that year (or subsequent to it) whether it would be prudent to redeem or repurchase New Bonds and CTA Bonds (together with accelerated payments of fixed decommissioning payment to the NLF), make additional contributions to the Group’s pension schemes, allocate cash to the Forecast Expenditure Reserve in accordance with the Contribution Agreement (for instance, to meet certain qualifying expenditure on PIP which is due in the following financial period, to acquire or finance a specific fixed asset or undertaking (expected to be with cash and not from borrowings)) or retain cash reserves in excess of the Target Amount.

Movements in the operational cash flow (prior to debt service and the adjustments referred to above) from one financial year to another are likely to be volatile, for example because of movements in the wholesale price of electricity and variability in our output.

Taking account of the constraints set out above, consideration of prudence and the likely volatility of operational cash flows, the Board believes that any dividends paid by the Company may vary in size and frequency.

PART IV — FINANCIAL INFORMATION — (Continued)

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion relates to the financial instruments, derivative instruments and derivative commodity instruments held by British Energy at 30 June 2004, which are potentially sensitive to changes in interest rates, foreign exchange rates, commodity prices and equity markets. The Group uses derivative instruments to hedge the primary market exposures associated with the underlying assets, liabilities and committed transactions.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Overview

The main financial risks faced are trading risks in England and Wales in respect of both price and volume output on the sale of electricity while in Scotland the risk is all price related during the term of the Nuclear Energy Agreement (NEA). There is also an exposure to risks associated with fluctuations in the equity markets through the UK Nuclear Generation Decommissioning Fund Limited (UK Decommissioning Fund) and the Group’s pension schemes. Policies have been instituted for managing each of these risks, which have been approved by the Board. Each of these risks is discussed in more detail below with the exception of liquidity and funding risk that is more fully discussed in the ‘Future Liquidity’ section above.

The Power and Energy Trading Division manages electricity trading risks. The Power and Energy Trading Division operates within policies and procedures that are approved by the Board and monitored by a sub-committee of the Executive Committee.

Non-trading risks (i.e. cash resources, debt finance and financial risks) are managed by the central treasury function (the Treasury Department). The Treasury Department operates within policies and procedures approved by the Board. The Treasury Department uses appropriate and available instruments, within specified limits, to manage financial risk but is not permitted to take speculative, open positions. Both the Treasury Department and the Power and Energy Trading Division are subject to regular scrutiny from the Internal Audit Department.

Interest rate risk management

The market value of debt varies with fluctuations in prevailing interest rates in the United Kingdom.

Eggborough related derivative agreements (nominal amount of £367m as at 30 June 2004 (31 March 2004: £377m)) have been amended as part of the Proposed Restructuring process. The effect of has been to fix future interest payments under the swaps from October 2004 onwards.

In addition, the Group had mixed rate derivatives with a mark to market value of £29m at 30 June 2004 that were originally established as an interest rate hedge. These derivatives were no longer deemed effective because of the Proposed Restructuring and a provision was established for the projected out of the money element.

At 30 June 2004 the total of investments in liquid funds and cash at bank amounted to £501m, and had maturity dates due within one year. Cash not immediately required for business purposes is invested in fixed-rate term deposits and money market funds. At 30 June 2004 the term deposits and money market funds not used to fund collateral were due to mature or were available within one month and earned interest at an average rate of 4.5%. Term deposits, money market funds and bank balances at 30 June 2004 include £321m of cash that has been deposited in collateral bank accounts and earned interest at an average rate of 3.5%. Availability of this cash is, therefore, restricted over the periods of the collateralised positions.

As the deposit terms are short-term, the carrying value of our investment in liquid funds and cash at bank at 30 June 2004 approximates to the fair market value.

PART IV — FINANCIAL INFORMATION — (Continued)

Foreign exchange risk management

There are potential future foreign currency receivables in respect of amounts outstanding from the sale of Bruce Power and AmerGen. When these cash flows become more certain in the future the Group will evaluate currency hedging opportunities, balancing the cost and availability of entering into such transactions against the underlying currency risk.

At 30 June 2004 there were no foreign exchange contracts in place.

Electricity trading risk management

British Energy’s trading activities relate principally to supporting the power generation business and direct supply business. The trading operations, therefore, act principally as wholesale marketers rather than as pure financial traders. The principal objective of the Company’s trading activities is to increase the return on assets while hedging the market risk associated with plant output and market price.

Under NETA in England and Wales, any mismatch between actual metered generation (or demand) and the notified contract position is settled through the balancing mechanism at generally unfavorable prices. The Company generally sell all planned nuclear output forward and to minimize our exposure to unfavorable prices pursuant to the balancing mechanism. The risks in the wholesale market are managed through a contracting strategy that builds a portfolio of forward contracts of different lengths.

Eggborough power station provides a flexible generation capability that fulfils three purposes designed to enhance profitability. Firstly, it provides a means for compensating for unplanned lost output from our nuclear units at short notice; secondly it provides the capability to profile the output to meet the requirements of both wholesale and direct supply business customers; and thirdly, it provides a flexible capability.

British Energy’s policy is to manage credit exposure to trading and financial counterparties within clearly defined limits. A sub-committee of the Executive Committee strictly monitors electricity trading activities and places controls through delegated authorities and procedures, which include specific criteria for the management of counterparty credit exposures.

Output from the two stations in Scotland will continue to be sold under the terms of the Nuclear Energy Agreement to Scottish Power and Scottish and Southern Energy until April 1, 2006, or the introduction of BETTA (currently scheduled for April 1, 2005), whichever is earlier.

Equity risk management

The UK Decommissioning Fund was established to provide for the eventual decommissioning of the Group’s UK nuclear power stations. Cash contributions are made on a quarterly basis to a payment profile set out in a contract between the Group and the UK Decommissioning Fund and are invested by the Trustees of the UK Decommissioning Fund in UK marketable fixed income debt, equity securities and property in accordance with its investment policy. British Energy is ultimately responsible for contributions to the UK Decommissioning Fund. Therefore, the level of future contributions, which are reviewed every five years in conjunction with the review of ultimate decommissioning costs, depend partly on the estimated long-term investment performance of the equity and debt instruments in which the contributions are invested and returns on investments in property. Income from dividends and other returns on the underlying investments are retained by the UK Decommissioning Fund and then invested in debt and equity securities.

The balance held by the UK Decommissioning Fund was recorded in the balance sheet at £453m at 30 June 2004, which approximates to its market value. The UK Decommissioning Fund comprised property and debt and equity securities with market values of £47m and £406m respectively at 30 June 2004.

PART IV — FINANCIAL INFORMATION — (Continued)

If the Proposed Restructuring is completed, the Group’s liabilities in respect of the decommissioning of its stations will be governed by the terms of certain of the restructuring agreements with Government relating to the establishment and operation of the NLF. As a consequence, the Group’s level of obligation for decommissioning liabilities will be predetermined, and will not be subject to fluctuations in the values of assets held by the UK Decommissioning Fund.

The Group disclosed a deficit of £352m on its Group pension schemes, under the transitional rules permitted under FRS17 – Retirement Benefits basis, in its financial statements at 31 March 2004. The Company’s actuaries restated this to a deficit of £325m after the finalisation of the financial statements at 31 March 2004. At 30 June 2004, the deficit was £272m and the Group pension schemes’ assets were valued at £1,827m (31 March 2004: £1,822m restated) of which £1,582m (31 March 2004: £1,571m restated) was held in equities and bonds. The level of employer contributions to the Group pension schemes will be re-assessed following the triennial actuarial valuation that will be carried out with an effective date of 31 March 2004 and is expected to be completed in October 2004. The combined funding deficiencies (on the actuarial bases used for the valuations) in the two pension schemes is expected to be £385m, within the range of £330m to £440m previously disclosed. The level of re-assessed contributions will depend partly on the estimated long-term investment performance of the equity and debt instruments in which contributions are invested.

CONTROLS AND PROCEDURES

The management of British Energy, including the Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Group’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and concluded that, as of the end of the period covered by this report, the disclosure controls and procedures are effective in ensuring that all material information required to be filed in this report has been made known to them in a timely fashion. The required information was effectively recorded, processed, summarised and reported within the time period necessary to prepare this report. British Energy’s disclosure controls and procedures are effective in ensuring that information required to be disclosed in British Energy’s reports under the Exchange Act are accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. There have been no significant changes in British Energy’s internal controls over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, British Energy’s internal controls over financial reporting. We are continuing to evaluate our controls and procedures with respect to the accounting for derivative financial instruments and are making certain procedural amendments going forward.

PART IV — FINANCIAL INFORMATION — (Continued)

GROUP PROFIT AND LOSS ACCOUNT

For the three months ended 30 June 2004 (unaudited)

	Notes	3 months ended 30 June 2004	Year ended 31 March 2004 restated
		£m	£m
Turnover:
Group and share of discontinued joint venture turnover		372	1,660
Less: share of turnover in discontinued joint venture	3	—	(144)

Group turnover – continuing activities	3	372	1,516

Operating costs before exceptional items	4	(392)	(1,459)
Exceptional operating items	4	(16)	283

Operating costs after exceptional items	4	(408)	(1,176)

Group operating (loss)/profit – continuing activities		(36)	340
Share of operating profit of discontinued joint venture		—	21

Operating (loss)/profit: Group and share of discontinued joint venture		(36)	361
Exceptional gain on sale of joint venture and businesses	8	4	47
Financing (charges)/credits:
Revalorisation charges	5	(67)	(185)
Net interest	5	(14)	(64)
Exceptional revalorisation (charges)/credits	5	(2)	68
Exceptional financing credits	5	—	5

(Loss)/profit on ordinary activities before taxation	3	(115)	232
Taxation on profit on ordinary activities	6	—	2

(Loss)/profit for the year attributable to shareholders		(115)	234

(Deficit)/earnings per share (p):
Basic	7	(19.1)	38.9

PART IV — FINANCIAL INFORMATION — (Continued)

GROUP BALANCE SHEET

As at 30 June 2004 (unaudited)

	Notes	30 June 2004	31 March 2004 restated
		£m	£m
Fixed assets
Tangible assets and investments	8	914	935

Current assets
Decommissioning fund		453	440
Stocks		351	350
Debtors		340	374
Investments — liquid funds	15	327	311
Cash at bank		174	262

		1,645	1,737

Creditors: amounts falling due within one year
— borrowings	9	(220)	(197)
— other	9	(1,198)	(1,250)

	9	(1,418)	(1,447)

Net current assets		227	290

Total assets less current liabilities		1,141	1,225

Creditors: amounts falling due after more than one year
— borrowings	9	(663)	(686)
— other	9	(1,907)	(1,893)
Provisions for liabilities and charges	9	(1,852)	(1,812)

Net liabilities		(3,281)	(3,166)

Capital and reserves
Called up equity share capital		277	277
Share premium		76	76
Capital redemption reserve		350	350
Profit and loss account		(4,077)	(3,962)

Equity shareholders’ funds	12	(3,374)	(3,259)
Non-equity shareholders’ interests		93	93

		(3,281)	(3,166)

PART IV — FINANCIAL INFORMATION — (Continued)

GROUP CASH FLOW STATEMENT

For the three months ended 30 June 2004 (unaudited)

	Notes	39 months ended 30 June 2004	Year ended 31 March 2004 restated
		£m	£m
Net cash (outflow)/inflow from operating activities	13	(61)	156

Returns on investments and servicing of finance		(15)	(75)

Taxation paid		—	(12)

Disposals	8	4	171

Management of liquid resources	14	(16)	(65)

(Decrease)/increase in cash	14	(88)	175

GROUP STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

For the three months ended 30 June 2004 (unaudited)

	Notes	3 months ended 30 June 2004	Year ended 31 March 2004 restated
		£m	£m
(Loss)/profit for the period		(115)	234
Translation differences on foreign currency net investments		—	(15)

Total recognised (losses)/gains relating to the period		(115)	219
Prior year adjustment (as explained in note 1)		(2)	—

Total gains and losses recognised since last annual report		(117)	219

PART IV — FINANCIAL INFORMATION — (Continued)

NOTES TO THE FINANCIAL STATEMENTS

1. BASIS OF PREPARATION

(i)    Introduction

These interim financial statements have been prepared on the basis of accounting policies consistent with those set out in the Group financial statements for the year ended 31 March 2004 except where detailed in (ii) below and note 2. This is the first set of quarterly results for the first three months of the year to be published by British Energy and therefore no comparative information is provided for the comparative period in the prior year. In accordance with the requirements of the Listing Rules for Interim Financial Information, comparative information will be included in the quarterly results ending 31 December 2004 as appropriate. In this discussion British Energy plc is referred to as ‘British Energy’ or ‘the Company’ and ‘the Group’ refers to the Company and its subsidiaries.

Fixed annual charges are apportioned to the quarterly period on the basis of time elapsed. Other expenses are accrued in accordance with the same principles used in the preparation of the annual accounts.

On 22 December 2003, the Group disposed of its 50% interest in AmerGen Energy Company LLC (AmerGen), therefore, its results up to the point of disposal have been classified as discontinued joint venture operations during the prior year. All other activities of the Group have been shown as continuing activities.

The financial statements for the three months ended 30 June 2004 are unaudited but have been formally reviewed by the auditors and their report to the Company is set out below. The figures for the year ended 31 March 2004 have been extracted from the full financial statements for that year, which have been delivered to the Registrar of Companies. The information included in note 24 to the full financial statements relating to FRS17 disclosures for the Group’s pension schemes have been revised by the Company’s actuaries. The reported net pension deficit of £352m has been revised to £325m and the note has been reproduced at note 10 to these financial statements. The report of the auditors on these accounts was unqualified and did not contain a statement under either section 237(2) or section 237(3) of the Companies Act 1985. The auditors’ report included within the Report and Accounts of the Group for the year ended 31 March 2004 includes a reference to a fundamental uncertainty in respect of the going concern basis of the Group. These interim financial statements were approved by the Board of Directors on 30 September 2004.

(ii)    Prior period adjustment

In preparing the financial statements for the quarter, the Group has adopted UITF Abstract 17 (revised 2003) (Employee Share Schemes) and UITF Abstract 38 (Accounting for ESOP Trusts) which relate to the measurement of the Employee Share Scheme charge and the presentation and disclosure of own shares held. The adoption of these new UITF Abstracts represents a change in accounting policy and the comparative figures have been restated accordingly.

The Group has restated opening reserves to comply with the above UITF Abstracts so that the profit and loss account reserve has been decreased by £2m and other fixed asset investments have decreased by the same amount as at 1 April 2004. The impact of the adoption of UITF 38 on the profit and loss account for the 3 months ended 30 June 2004 and the year ended 31 March 2004 is not material. The effect of UITF 17 on the results for the periods ended 31 March 2004 and 30 June 2004 was not material.

(iii)    Background to Proposed Restructuring

Having reviewed the longer-term prospects of the business, on 5 September 2002 the Directors of British Energy announced that they had no alternative but to seek financial support from the UK Government. On 9 September 2002 the UK Government granted the Company a credit

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

facility of up to £410m (the Government Facility) to provide working capital for the Group’s immediate requirements and to allow British Energy to stabilise its trading position in the UK and North America. On 26 September 2002 British Energy announced that the UK Government had agreed to extend a revised Government Facility for up to £650m until 29 November 2002 to give the Company sufficient opportunity to develop a restructuring plan. On 28 November 2002 British Energy announced that the Government Facility had been further extended until 9 March 2003. The Government Facility is cross-guaranteed by the principal Group subsidiaries (excluding Eggborough Power (Holdings) Limited and Eggborough Power Limited (EPL)) and is secured by, among other things, fixed and floating charges and/or share pledges granted by those subsidiaries. The Government Facility also contains a requirement to provide further security as required by the Secretary of State for Trade and Industry (the Secretary of State) provided that the creation of such security would not cause a material default under any contract to which any member of the Group is a party or a breach of law.

On 14 February 2003 British Energy and certain of its subsidiaries announced that they had entered into binding standstill agreements, namely:

(a)	the Standstill Agreement between British Energy and its subsidiaries and the bank syndicate that provided financing for the Eggborough coal-fired power station (the Eggborough Banks), The Royal Bank of Scotland plc (RBS) as provider of a letter of credit to the Eggborough Banks, our significant trade creditors, Teesside Power Limited (TPL), TotalFinaElf Gas and Power Limited (now Total Gas & Power Limited) (Total) and Enron Capital & Trade Europe Finance LLC (Enron) (TPL, Total and Enron (which have subsequently transferred their respective interests to Deutsche Bank) being collectively referred to as the Significant Creditors) and British Nuclear Fuels plc (BNFL); and

(b)	the Bondholder Restructuring Agreement between British Energy, British Energy Generation Limited (BEG), British Energy Generation (UK) Limited (BEGUK) and certain holders of British Energy bonds due in 2003, 2006 and 2016 (the holders of those bonds being referred to collectively as the Bondholders).

On 7 March 2003 British Energy announced that the UK Government had agreed to extend the Government Facility in the reduced amount of £200m, such that it would mature on the earliest of (1) 30 September 2004, (2) the date on which the proposed restructuring, outlined in (iii) below, (the Proposed Restructuring) becomes effective, and (3) any date notified by the Secretary of State to British Energy on which repayment of amounts outstanding under the Government Facility are required as a result of a European Commission (Commission) decision or an obligation under EU law (the Final Maturity Date). In the meantime the Secretary of State may require repayment of the Government Facility if she concludes that the Proposed Restructuring cannot be completed in the manner or time scales envisaged. Following the receipt by the Secretary of State of notification from the Commission that as far as the Proposed Restructuring involves the grant of State aid by the Government, such aid is compatible with the Common Market, no further drawings can be made under the Government Facility. Since no incremental collateral can be posted under the Government Facility, incremental collateral requirements are being provided by a charge over cash deposits in certain of our accounts. The final maturity date has now been amended from 30 September 2004 to 31 January 2005.

On 1 October 2003, the Company announced that it had agreed the terms of the Proposed Restructuring of the Group with certain of the Group’s creditors and the Secretary of State and by 31 October 2003 had obtained the further approvals and agreements required.

The Company also agreed the proposed disposal of its 50% interest in AmerGen to Exelon Generation Company LLC (Exelon) in October 2003 for US$277m, subject to various adjustments and conditions including a break fee of US$8.295m payable to FPL Group Inc. The disposal was completed on 22 December 2003.

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

The Government Facility was temporarily increased to £275m on 27 November 2003. The additional £75m ceased to be available on the Group’s receipt of the proceeds from the sale of AmerGen on 23 December 2003.

On 19 December 2003 Bondholders approved amendments to the trust deed constituting the bonds to facilitate the implementation of the Proposed Restructuring and to amend the standstill arrangements under the trust deed on terms consistent with the Creditor Restructuring Agreement (as defined in (iii) below). Following formal amendment of the trust deed, a new standstill agreement has been entered into with creditors in place of the Standstill Agreement dated 14 February 2003 in accordance with the terms of the Creditor Restructuring Agreement.

The Group has retained a trading relationship with a high proportion of its existing contracted counterparties during the period since its announcement of 5 September 2002, although in most cases it has been required to provide alternative credit support to a parent company guarantee. Given the financial circumstances of the Group, certain contracts may be capable of being terminated. Such termination may result in termination payments being payable as well as having an adverse effect on the Group’s cash flows.

The Board is exploring initiatives to achieve sufficient liquid resources to implement the Proposed Restructuring, including investigating the availability of third party financing. On 25 August 2004 BEG entered into a three year trade receivables financing facility (Receivables Facility) with a financial institution under which, on utilisation, BEG will sell to the financial institution on a full recourse basis receivables arising from its direct supply business. The amount of funding available to BEG under the Receivables Facility is limited to £60m and is dependent on the amount of eligible receivables available at utilisation, which, in turn, is subject, inter alia, to seasonal changes in the demand and price for electricity and to limits on customer concentrations within the receivables portfolio. On completion of the Proposed Restructuring the Receivables Facility will be guaranteed by the other principal companies within the Group (excluding EPL). The Receivables Facility is subject to customary representations, warranties and covenants appropriate to the financial situation of BEG and the prospective guarantors. Events of default include, inter alia, non-payment, cross-default, occurrence of insolvency related events, revocation of the electricity supply license and the exercise by the Secretary of State of her right not to proceed with the Proposed Restructuring if, in her opinion, the Group will not be viable without access to additional financing. As at 29 September 2004, the Receivables Facility had not been utilised.

The alternative credit support currently in place has been provided by the Group under banking arrangements involving the UK Government established in connection with the Government Facility. The Group is seeking to replace these with arrangements which do not involve the UK Government before the Final Maturity Date of the Government Facility and over the longer term to reduce the demand for trading collateral.

(iv)    Terms of the Proposed Restructuring

The terms of the Proposed Restructuring are set out in:

(a)	the Creditor Restructuring Agreement dated as of 30 September 2003 and entered into by the Company, certain other Group companies, the Significant Creditors, RBS, the members of the ad hoc committee of British Energy’s Bondholders and BNFL (as amended by a side letter entered into on 31 October 2003) (the Creditor Restructuring Agreement); and

(b)

the Government Restructuring Agreement dated 1 October 2003 and entered into between the Company, BEGUK, BEG, British Energy Power and Energy Trading Limited (BEPET), British Energy Investment Limited, District Energy Limited, British Energy International Holdings Limited, British Energy US Holdings Inc., British Energy L.P., Peel Park Funding

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

Limited, the Secretary of State, the Nuclear Generation Decommissioning Fund Limited (to be renamed the Nuclear Liabilities Fund Limited (NLF)) and the trustees of the Nuclear Trust (the Government Restructuring Agreement).

The Creditor Restructuring Agreement required certain further creditor approvals and sign ups. By 31 October 2003 all these requirements had been satisfied as follows:

(a)	bondholders representing in aggregate with RBS 88.8% of the combined amount owing to the Bondholders and RBS had signed up to the Creditor Restructuring Agreement;

(b)	the terms of the Proposed Restructuring had been approved by the credit committee of RBS; and

(c)	all of the lenders and swap providers comprising the Eggborough Banks had signed up to the Creditor Restructuring Agreement with full credit committee approvals.

The principal features of the Proposed Restructuring include:

•	compromising the existing claims of Bondholders, RBS, Significant Creditors and the Eggborough Banks in exchange for New Bonds and New Ordinary Shares and settling new arrangements for Eggborough (the claims of the Bondholders and RBS will be compromised pursuant to a scheme of arrangement to be proposed to these creditors by the Company (the Creditors’ Scheme). In the case of the Significant Creditors and the Eggborough Banks, claims will be compromised pursuant to the terms of the Creditor Restructuring Agreement itself);

•	the amendment and extension of our contracts with BNFL for front-end and back-end related fuel services for the Group’s AGR stations announced on 31 March 2003 and 16 May 2003 and the implementation of a new trading strategy;

•	establishing the NLF which will fund certain uncontracted nuclear liabilities and decommissioning costs in return for initial and ongoing contributions from British Energy; and

•	the Government funding certain contracted liabilities relating to historic spent fuel and certain uncontracted nuclear liabilities and decommissioning costs to the extent of any shortfall in the NLF.

Creditor Restructuring Agreement

Conditions

Completion of the Proposed Restructuring is subject to a large number of conditions in the Creditor Restructuring Agreement including, amongst other things:

•	the receipt by the Secretary of State of notification of a satisfactory decision by the Commission that insofar as the proposals involve the grant of State aid by the UK Government, such aid is compatible with the common market. The Secretary of State received this notification on 22 September 2004;

•	there being no material adverse change (see below);

•	the Government Restructuring Agreement becoming unconditional;

•	agreement of presently unsettled documents with creditors;

•	the approval of the Court of Session, Scotland; and

•	the listing of the New Shares and Bonds.

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

For the purposes of the Creditor Restructuring Agreement, a material adverse change is defined as a material adverse change in the current or future business or operations, the financial or trading position, profits or prospects of the Group as a whole or of EPL or a change in the current or future business or operations, the financial or trading position, profits or prospects of the Group as a whole which is likely to have a material adverse effect on the value of the New Bonds, the New Ordinary Shares (to be issued as part of the Proposed Restructuring), the CTA global bond to be held by EPL to fund the £150m of new bond-equivalent payments under the new Eggborough arrangements (as represented by the CTA Global Bond) or the new Eggborough arrangements.

Creditor allocations

Under the terms of the Creditor Restructuring Agreement the creditors have agreed (subject to certain conditions) to extinguish their existing unsecured claims against the Group in exchange for £275m of New Bonds and at least 97.5% of the issued ordinary shares of the new parent company of the Group (British Energy Group plc).

The Eggborough Banks as creditors with security over, amongst other things, the shares in, and assets of, EPL have agreed to replace their existing secured claims with a right to receive £150 million under an Amended Credit Agreement on substantially the same payment terms as the New Bonds. In addition, the Eggborough Banks will be granted: (i) options under which they may acquire the shares in, or assets of, EPL on 31 March 2010 in consideration for, amongst other things, £104 million (subject to certain adjustments depending on the condition of the Eggborough power station) and the cancellation of the outstanding payments under an Amended Credit Agreement at such time; and (ii) options under which they may acquire the shares in, or assets of, EPL on and at any time after the occurrence of an event of default under an Amended Credit Agreement that is continuing in consideration for, amongst other things, a fee (this fee varies depending on the type of event of default) and the cancellation of the outstanding payments under an Amended Credit Agreement at such time. The Eggborough Banks will be entitled to assign and/or transfer all (but not part only) of their rights under the options to a third party, subject to a pre-emption right in favour of British Energy Group plc under which a member of British Energy Group plc may purchase such rights at 105%. of the price offered to the relevant third party. The Eggborough Banks’ security will secure, amongst other things, the Eggborough Banks’ rights under an Amended Credit Agreement and the options.

Standstill arrangements

The Creditor Restructuring Agreement and ancillary agreements restrict the Significant Creditors, the Eggborough Banks, RBS, each Bondholder who signs up to the Creditor Restructuring Agreement (the Consenting Bondholders) and BNFL (together the Consenting Creditors) from taking any steps to initiate insolvency proceedings or demand or accelerate any amounts due and payable by British Energy during the period of the standstill (the Standstill Period) until the earliest of:

(a)	12 noon on the earlier of 31 January 2005 and the date falling 120 days after the satisfaction of the initial conditions to the Proposed Restructuring (the Restructuring Longstop Date);

(b)	termination of the Creditor Restructuring Agreement or the standstill arrangements in accordance with their terms; or

(c)	the completion of the Proposed Restructuring.

Any of the Consenting Creditors may terminate the standstill arrangements following the occurrence of a termination event. The termination events include, inter alia, certain insolvency

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

events affecting the Company, BEG, BEGUK, BEPET or EPL; acceleration of the Government Facility; and any of the Company, BEG, BEGUK, BEPET or EPL failing to discharge certain continuing obligations. If the standstill arrangements terminate, the Creditor Restructuring Agreement will also terminate and vice versa.

The standstill arrangements were extended to include all Bondholders on 24 March 2003 as set out in a supplemental trust deed dated 31 March 2003.

Under the standstill arrangements, RBS, the Eggborough Banks, Significant Creditors and Bondholders are to be paid interest but not principal in respect of any claims against the Group. Interest will continue to be paid to Bondholders and the Eggborough Banks in accordance with existing arrangements. The terms of the bonds were amended in March 2003 for interest to be paid on a six monthly rather than an annual basis. In respect of the Significant Creditors and RBS, interest was paid first on 25 March 2003 and is subsequently payable on the last business day of every six month period thereafter based on the agreed claim amounts (except in the case of RBS where interest payments will be based on the present value of its claim amount as at 14 February 2003). Commission will also continue to be paid to RBS under the facility agreement for the letter of credit to the Eggborough Banks.

The Creditor Restructuring Agreement also contains certain covenants by British Energy for the benefit of the Consenting Creditors that have signed it, as well as for the benefit of the remaining Bondholders pursuant to a supplemental trust deed dated 31 March 2003, including certain limitations on acquisitions and disposals, a prohibition on the payment of dividends and on the issuing of equity as well as a negative pledge.

Mechanics for implementation and shareholder allocation

The Proposed Restructuring will involve establishing British Energy Group plc as the new parent company of the Group and a directly wholly owned subsidiary of British Energy Group plc, as an intermediate holding company (British Energy Holdings plc).

The Company proposes to cancel its existing ordinary shares of 44 28/43 pence each and A shares of 60 pence each under a scheme of arrangement with its shareholders (the Members’ Scheme), and issue to shareholders: (i) New Ordinary Shares in British Energy Group plc equal to 2.5% of the issued share capital of British Energy Group plc immediately following implementation of the Proposed Restructuring, and (ii) warrants to subscribe for a maximum of 5% of the thereby diluted ordinary issued share capital of British Energy Group plc (excluding, amongst others, the impact of conversion of the NLF Cash Sweep Payment (see section entitled Government Restructuring Agreement below)) immediately following implementation of the Proposed Restructuring. The subscription price under the warrants is £28.95m in aggregate, equivalent to an equity market capitalisation of the Group of £550m following implementation of the Proposed Restructuring. This will result in a very significant dilution of the holdings of the existing shareholders.

If the Members’ Scheme is not approved by the requisite majority of shareholders or for any other reason the Members’ Scheme is not implemented, the Company will dispose of all its business and assets to British Energy Holdings plc (the Disposal). If the Disposal is approved by the shareholders in general meeting, shareholders will receive only warrants to subscribe for a maximum of 5% of the ordinary issued share capital of British Energy Group plc immediately following implementation of the Proposed Restructuring. If the Disposal is not approved by the shareholders in general meeting, shareholders will not receive any shares or warrants and the Company will be delisted.

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

On 3 September 2004 two groups of shareholders, together holding 10.22% of our ordinary shares, requisitioned an extraordinary general meeting (the Requisitioned EGM). Those groups of shareholders were Polygon, Brandes and their respective associates. The Company is, as a result, obliged under the Companies Act to call the Requisitioned EGM. One of the resolutions proposed by Polygon and Brandes would have the effect, if passed, of requiring the Company to seek shareholder approval prior to applying for the cancellation of its listings in London and New York. If the Company was required, under the terms of the Creditor Restructuring Agreement, to take steps to cancel the London listings of its shares, but could not do so as a result of a failure to achieve such shareholder approval, the Company believes, having taken legal advice, that it would be likely to be in breach of the Creditor Restructuring Agreement.

The Company announced on 23 September that the Requisitioned EGM will be held on 22 October 2004 and that as a result of this attempt to frustrate the Proposed Restructuring agreed by the Company in October 2003, it would be applying to the UKLA to cancel the listings of its ordinary and A Shares. As a consequence, and as announced on 23 September 2004, the NYSE suspended trading on the Company’s ADRs prior to the opening of trading on 28 September 2004. At that time, the NYSE also instituted delisting proceedings.

On 24 September 2004 the Company announced (i) the unanimous recommendation of the Board to shareholders to vote against the resolutions proposed by Polygon and Brandes at the Requisitioned EGM, (ii) that it intended to seek an extension to the Creditor Restructuring Agreement long stop date of 31 January 2005 for the Proposed Restructuring and (iii) that, in accordance with the Creditor Restructuring Agreement, it would execute a business transfer agreement whereby the Company’s assets would, conditional on the Proposed Restructuring becoming effective, be transferred to a new intermediate holding company of the restructured British Energy group.

On 30 September 2004 Polygon announced that it would withdraw its support for the Requisitioned EGM. Polygon stated that, having considered the Company’s recent circulars, they now believe there is no commercial logic for it supporting the resolutions to be considered at the Requisitioned EGM and consequently have confirmed that they will vote against the resolutions and not further oppose the Proposed Restructuring. The Requisitioned EGM will take place on 22 October 2004 as described in the notice mailed to our shareholders. Our Board continues to reiterate its unanimous recommendation to all shareholders to vote against the resolutions proposed for the Requisitioned EGM.

Government Restructuring Agreement

The Government Restructuring Agreement provides for the circumstances in which the Secretary of State will support the Proposed Restructuring, including entering into the agreements with the Group and, in certain cases, the NLF, which effect the proposals regarding the manner in which the decommissioning and other uncontracted liabilities of the Group are to be funded and the agreements relating to the funding of certain of the contracted nuclear liabilities of the Group (the Nuclear Liabilities Agreements). It also effects some further amendments to the Government Facility. As noted above the Government Facility will terminate (unless previously extended) on the Final Maturity Date.

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

Conditions

Under the Government Restructuring Agreement, the obligations of the Secretary of State to support the Proposed Restructuring (including as the holder of a number of special shares) and of the parties to the Nuclear Liabilities Agreements to enter into them are conditional on, among other things:

•	the Creditor Restructuring Agreement becoming unconditional in all respects by the Restructuring Longstop Date;

•	the Secretary of State not having determined and notified British Energy in writing that, in her opinion, the Group (including British Energy Group plc and British Energy Holdings plc) will not be viable in all reasonably foreseeable conditions without access to additional financing (other than financing which the Secretary of State is satisfied has been committed and will continue to be available when required);

•	there being no continuing event of default under the Government Facility;

•	receipt by the Secretary of State of copies of letters giving the confirmations relating to working capital referred to in the terms of Rule 2.18 of the United Kingdom Listing Authority (UKLA) Listing Rules without qualification (whether or not British Energy Group plc is to be listed on the Official List of the UKLA);

•	the representations and warranties given by the members of the Group being true, accurate and not misleading when given and if repeated at the effective date of the Proposed Restructuring; and

•	there being no breach of any undertaking given by any member of the Group pursuant to the Government Restructuring Agreement which, in the opinion of the Secretary of State, is or is likely to be material in the context of the Proposed Restructuring.

If any of the conditions are not fulfilled or waived by the Secretary of State by the time specified in the requisite conditions or if no such date is specified, by the Restructuring Longstop Date, the Government Restructuring Agreement will terminate. In addition if a material adverse change (as defined in the Creditor Restructuring Agreement and referred to above) occurs at any time before the Court order sanctioning the Creditors’ Scheme is filed with the Registrar of Companies in Scotland, the Secretary of State may give written notice to British Energy to terminate the Government Restructuring Agreement.

Nuclear Liabilities Agreements

Under the Nuclear Liabilities Agreements to be entered into pursuant to the Government Restructuring Agreement between the Company and the Secretary of State, among others, dated 10 October 2003, the NLF will fund certain of the Group’s qualifying uncontracted nuclear liabilities and costs of decommissioning the Group’s nuclear power stations, and the Secretary of State will fund certain of the Group’s contracted liabilities relating to historic spent fuel and qualifying nuclear liabilities, and qualifying decommissioning costs to the extent there is any shortfall in the NLF. In consideration for the assumption of these liabilities, British Energy Holdings plc will issue £275m in New Bonds to the NLF. In addition, members of the Group will make the following payments to the NLF: (i) fixed decommissioning contributions of £20m per annum (indexed to RPI and tapering as stations are currently scheduled to close); (ii) £150,000 (indexed to RPI) for every tonne of uranium loaded into Sizewell B, our Pressurised Water Reactor nuclear power station, after completion of the Proposed Restructuring; and (iii) an annual contribution equal to a percentage of the Group’s adjusted free cash flow (initially 65%, subject to adjustment, but not to exceed 65%) (the NLF Cash Sweep Payment).

The entitlement of the NLF to the NLF Cash Sweep Payment is convertible into an equity shareholding in British Energy Group plc equal to the same percentage of the thereby enlarged

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

issued share capital. Although the NLF will receive convertible ordinary shares equal to the then prevailing NLF Cash Sweep Payment percentage (again subject to a maximum of 65%) the terms of the convertible ordinary shares into which such entitlement will convert will limit the general voting rights attaching to such shares equal to the amount which can be held without triggering a mandatory offer under the Takeover Code, being currently 29.9% of the voting rights in the Company (and, for this purpose, taking into account the voting rights attributable to any other ordinary shares held or acquired by any person acting in concert with the NLF). The convertible ordinary shares will be converted into ordinary shares with no such restrictions on voting rights automatically on their transfer by the NLF to a third party but may not otherwise be converted at the election of the NLF.

In addition, under the Nuclear Liabilities Agreements, British Energy is required to establish and maintain cash reserves to provide collateral for trading and operations, cover lost revenue and costs resulting from plant outages and to meet other working capital requirements (the Cash Reserve). The initial target amount for the Cash Reserve is £490m plus the amount by which cash employed as collateral exceeds £200m.

The above is a summary only and investors and others are strongly advised to read the entire announcement which was issued by the Company on 1 October 2003, which contains additional important information not included in this summary.

(v)    Principles underlying going concern assumption

The financial statements have been prepared on a going concern basis in accordance with FRS18 – Accounting Policies, because British Energy has not been liquidated nor is it ceasing to trade. The validity of this assumption depends on the fulfilment of the conditions of the Proposed Restructuring and achievement of the Group’s cash generation initiatives, in each case within the timescales envisaged or required and the continuation of the restructuring and standstill arrangements with certain creditors and financial assistance from the Secretary of State pursuant to the Government Facility and there being no material deterioration in the Group’s cash flow position, performance or outlook. This assumption is, therefore, subject to a large number of significant uncertainties and important conditions.

If for any reason British Energy is unable to meet its financial obligations as they fall due the Company may have to take appropriate insolvency proceedings and cease to be a going concern, in which case adjustments may have to be made to reduce the monetary values of assets to the recoverable amounts, to provide for further liabilities that might arise and to reclassify the fixed assets and long term liabilities as current assets and liabilities.

2. NEW ACCOUNTING POLICIES

Own shares held

The Group has adopted the new UITF Abstract 17 (revised 2003) (Employee Share Schemes) and UITF Abstract 38 (Accounting for ESOP Trusts) which relate to the measurement of the Employee Share Scheme charge and the presentation of own shares held. As a result where the Group purchases shares in its equity share capital through the Group’s Employee Share Trust or Qualifying Employee Share Trust the net consideration paid is deducted from the profit and loss account reserve in arriving at total equity shareholders’ funds. Where such shares are subsequently sold or reissued any consideration received is included in equity shareholders’ funds.

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

3. TURNOVER AND (LOSS)/PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION

(a)    Output and Turnover

	3 months ended 30 June 2004	Year ended 31 March 2004
	TWh	TWh
Output
— United Kingdom	16.4	72.6

	£m	£m
Continuing activities
United Kingdom
— Wholesale generation sales	153	703
— Direct supply sales	213	782

— Turnover from continuing activities excluding miscellaneous income	366	1,485
— Miscellaneous income	6	31

Turnover from continuing activities	372	1,516

Share of turnover in discontinued joint venture	—	144

The turnover and profit before tax of the Group’s joint venture, AmerGen, relate entirely to activities in the United States of America. On 22 December 2003 the Group disposed of its interest in AmerGen.

(b)    (Loss)/Profit on Ordinary Activities Before Taxation

A geographical analysis of (loss)/profit on ordinary activities before taxation is as follows:

	3 months ended 30 June 2004	Year ended 31 March 2004
	£m	£m
United Kingdom	(115)	187
United States—share of discontinued joint venture	—	45

	(115)	232

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

4. OPERATING COSTS

	3 months ended 30 June 2004	Year ended 31 March 2004
	£m	£m
Continuing activities
– Fuel	104	413
– Materials and services	127	512
– Staff costs	73	224
– Depreciation charges	18	50

	322	1,199
Energy supply costs	70	260

Total operating costs	392	1,459

Exceptional operating items
— Materials and services	5	25
— Staff costs	8	—
— Depreciation charges/(credits)	3	(295)
— Amounts credited to non-operational assets	—	(13)

	16	(283)

Operating costs after exceptional items	408	1,176

Analysis of exceptional operating items
Restructuring costs	5	43
Severance costs	8	—
Settlement of claim	—	(18)
Fixed asset write-up	—	(295)
Depreciation – corporate headquarters	3	—
UK decommissioning fund write-up	—	(13)

	16	(283)

There were exceptional materials and services costs of £5m within the three-month period in respect of costs incurred on advisory fees and other costs associated with restructuring the Group’s activities. An exceptional charge of £8m has been recorded for severance costs in relation to the Group’s restructuring. An exceptional depreciation charge of £3m was recorded to align the carrying value of the corporate headquarters at Peel Park, East Kilbride, Scotland to its market value.

Exceptional operating credits amounting to £283m were reported for the year ended 31 March 2004. These amounts are further explained as follows:

•	charges incurred on advisory fees and other costs associated with the Proposed Restructuring of the Group’s activities of £43m in the year ended 31 March 2004;

•	settlement of long standing disputes with Siemens Power Generation Limited (Siemens) relating to work done since 1996 by the former Parsons business. Under the terms of the settlement Siemens paid the Company approximately £18m;

•	exceptional depreciation credit of £295m in the year ended 31 March 2004 in respect of the reversal of previous impairment losses in the carrying value of fixed assets following a review of economic values and net realisable values of fixed assets; and

•	the investments held within the UK decommissioning fund were written-up to reflect an increase in market value, resulting in a reversal of the previous write-down of £13m.

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

5. FINANCING CHARGES/(CREDITS)

	3 months ended 30 June 2004	Year ended 31 March 2004
	£m	£m
Revalorisation of nuclear liabilities
— changes in price levels	46	97
— discharge of one year’s discount	31	118

	77	215
Revalorisation credit of UK decommissioning fund	(10)	(28)
Share of revalorisation of discontinued joint venture	—	(2)

Revalorisation charges before exceptional items	67	185
Interest payable less receivable	14	64

Total financing charges prior to exceptional charges/(credits)	81	249
Exceptional revalorisation charges/(credits)	2	(68)

	83	181
Exceptional interest and other financing credits	—	(5)

	83	176

At 30 June 2004 the market value of the UK decommissioning fund had increased to £453m (31 March 2004: £440m). The revalorisation credit of £10m relating to the UK decommissioning fund and the regular contributions of £5m have increased the book value to £455m at 30 June 2004. An exceptional charge of £2m in the three months ended 30 June 2004 is required to reduce the book value to a market value of £453m at 30 June 2004. The market value remains below the amount that would have been calculated by revalorising on an actuarial basis the total amounts that have been invested in the fund.

At 31 March 2004 the market value of the UK decommissioning fund was £440m, thereby necessitating an exceptional credit of £59m in the twelve months ended 31 March 2004 to reverse previously written-down amounts. As a result of the UK decommissioning fund receivable being restated at market value, a £13m exceptional credit was recorded in operating costs to reverse a prior write-down of non-operational assets, and exceptional credits of £46m were recorded in finance charges for the twelve months ended 31 March 2004 to reverse the prior write-down of previous revalorisation. The market value was below the amount that would have been calculated by revalorising on an actuarial basis the total amounts that have been invested in the fund.

The market value of the AmerGen decommissioning fund had also increased over the period to 22 December 2003, and the British Energy share of the exceptional credit was £22m in the year to the date of sale and recorded within the Group result for the year ended 31 March 2004.

The total of the UK decommissioning fund and AmerGen decommissioning fund exceptional revalorisation credits included within financing charges for the year ended 31 March 2004 amounted to £68m.

At 31 March 2004 the value of the interest rate swaps were marked to market and the resultant valuation was lower than the book value, resulting in an exceptional credit of £5m for the year ended 31 March 2004. There was no exceptional credit for the quarter ended 30 June 2004.

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

6. TAXATION

	3 months ended 30 June 2004	Year ended 31 March 2004
	£m	£m
Tax on results excluding exceptional items	—	(2)

There is no UK current tax charge for the three months ended 30 June 2004 (31 March 2004: £nil). The tax credit of £2m for the year ended 31 March 2004 represents the release of an over provision of foreign tax in earlier years. The taxation charges reflect the anticipated effective tax rates relating to the underlying business performance on a pre-restructured basis for the year ending 31 March 2005.

7. (DEFICIT)/EARNINGS PER SHARE

The (deficit)/earnings per share for each period has been calculated by dividing the (loss)/profit on ordinary activities after taxation by the weighted average of ordinary shares in issue during the period, based on the following information:

	3 months ended 30 June 2004	Year ended 31 March 2004
(Loss)/profit for the period (£m)	(115)	234
Basic weighted average share capital (number of shares, million)	602	602

8. TANGIBLE FIXED ASSETS

(i)     Investment in own shares

Following the adoption of UITF Abstract 38 (Accounting for ESOP Trusts) the investment in own shares is no longer shown as a fixed asset investment but is deducted from the profit and loss account reserve. This adjustment has also been made for the 31 March 2004 balances.

(ii)    Carrying value of fixed assets

The Directors reviewed the economic values and net realisable values of the Group’s fixed assets at 31 March 2004 and compared them to their book value. As a result of this review the carrying value of fixed assets was increased by £295m.

The carrying value of the nuclear stations was calculated by discounting the expected future cash flows from continued use of the assets, having made appropriate assumptions regarding future operating performance. The valuation of Eggborough Station was based on an assessment of net realisable value.

The electricity price assumptions were a very significant component of the asset value calculation. The Directors considered the market’s views on future prices of wholesale electricity and also the forecasts specifically commissioned for the Company. In determining the price assumptions the Directors took a cautious view on there being a significant recovery in prices. As market prices are outside the Directors’ control actual prices may differ from those forecast.

The Directors will review the economic assumptions underlying the calculation of fixed asset carrying values at 31 March 2005 in line with the requirements of FRS11 – Impairment of Fixed Assets and Goodwill, and make revisions as appropriate.

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(iii)    Sale of investments

Total cash receipts in the period in relation to the discontinued activities of Bruce Power amounted to £4m. The cash receipt of £4m received on 25 May 2004 was in partial consideration of the re-start of the Bruce A units.

9. CREDITORS AND PROVISIONS

	Nuclear liabilities	Debt	Other creditors and provisions	Total
	£m	£m	£m	£m
Creditors:
Amounts falling due within one year	579	220	619	1,418
Amounts falling due after more than one year	1,907	663	—	2,570
Provisions for liabilities and charges	1,812	—	40	1,852

As at 30 June 2004	4,298	883	659	5,840

As at 31 March 2004	4,223	883	732	5,838

Nuclear liabilities including accruals for AGR fuel services relating to spent AGR fuel are based on the terms of contracts with BNFL (dated 30 March 1995 and 3 June 1997), most of which include fixed prices subject to indexation, or the Group’s estimates where no contracts exist. Provisions for services relating to the disposal of nuclear waste and the storage and disposal of PWR spent fuel are based on cost estimates derived from the latest technical assessments. The costs of decommissioning the power stations have been estimated on the basis of technical assessments of the processes and methods likely to be used for decommissioning under the current regulatory regime. The estimates are designed to reflect the costs of making the sites of the power stations available for alternative use in accordance with the Group’s decommissioning strategy.

Other creditors of £619m include £316m (31 March 2004: £316m) in respect of claims relating to onerous trading contracts. These contracts are pre-NETA electricity trading contracts with Enron, TPL and Total. The Enron and Total contracts were terminated during the year ended March 2003, which gave rise to claims for certain amounts which have become payable. Interest is payable and being paid on standstill balances at a rate of 6%, other than for the bonds and the amounts due to the Eggborough banks which continue under their original terms. These accounts reflect the claim amounts which have been agreed in principle with Enron, TPL and Total for the purposes of the Proposed Restructuring. Enron, TPL and Total have subsequently transferred their claims to Deutsche Bank.

The analysis of the maturity of borrowings has been prepared based on the dates when the borrowings mature under the existing contractual arrangements. However, the standstill arrangements which have been put in place have the effect of deferring the payments of certain amounts due until the Bonds and Eggborough project finance loan are replaced or amended (as the case may be) as part of the Proposed Restructuring or earlier termination of the standstill. The maturity profile of borrowings will change upon completion of the Proposed Restructuring.

Included in the provisions total of £40m (31 March 2004: £36m) is an interest rate swaps provision in respect of swap contracts which were put in place to hedge interest rate risk. The Directors have reviewed the necessity for these swaps in the context of the Proposed Restructuring and have concluded that the swaps are no longer effective as hedges. The balance on the provision of £33m at 31 March 2004 has reduced to £29m through utilisations of £2m and revaluation to market value of £2m.

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

10. POST RETIREMENT BENEFIT OBLIGATIONS

This note is included for the three months ended 30 June 2004 to restate the FRS17 disclosures by the Company’s actuaries. This note will not normally be produced as part of the quarterly published information.

British Energy operates two separate pension arrangements in the UK within the Electricity Supply Pension Scheme (ESPS), the British Energy Generation Group (BEGG) for the majority of employees and the British Energy Combined Group (BECG) for the employees at Eggborough Power Station. The ESPS is a defined benefit scheme, which is externally funded and subject to triennial actuarial valuation. Each pension group that participates in the ESPS is financially independent from the other groups.

The most recent triennial valuations of the BEGG and BECG schemes were carried out at 31 March 2001 by the independent ESPS actuary. Formal triennial valuations of the BEGG and the BECG pension schemes at 31 March 2004 are currently being undertaken and are expected to be completed in October 2004. The combined deficits are expected to be £385m, which falls within the range of £330m to £440m disclosed previously.

The valuations for accounting purposes have been carried out by a separate independent actuary using the projected unit method. The principal assumptions adopted for both these valuations were that, over the long-term, the investment rate of return would be 6% per annum for benefits already accrued, and 6% for the return achieved on future contributions. The rate of salary increase would be 4.25% per annum and the rate of pension increase would be 2.75% per annum. Assets were taken at market value. At the date of the 31 March 2004 valuation, the combined market value of assets of both schemes was £1,822m. This represents 91% of the benefits that had accrued to members after allowing for expected future increases in earnings. The SSAP 24 charge of £13m for the quarter reflects this revised information.

British Energy contributed 17.1% to the BEGG pension scheme and 15.3% to the BECG pension scheme for the period from 1 April 2003 to 31 March 2004. Contributing members contribute 5% and 6% to the respective plans. Any deficiency disclosed in the BEGG or BECG pension schemes following an actuarial valuation has to be made good by British Energy.

The Group’s UK pension costs for the period to 30 June 2004 were £13m (31 March 2004: £nil). At 30 June 2004 there was a SSAP 24 prepayment of £95m (31 March 2004: £101m) in the UK.

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

FRS17 disclosures

The Group has not implemented FRS17 in the accounts for the three months ended 30 June 2004. At 31 March 2004, the asset values used in the financial statements were based on actuarial reports. These have subsequently been found to be inaccurate and therefore the figures below have been restated as indicated to reflect these correct values. The market value of the plans was previously reported as £1,795m resulting in a net pension liability of £352m which are now £1,822m and £325m respectively. The disclosures required under the transitional arrangements for UK plans within FRS17 as advised by the Company’s actuaries are, however, set out below:

a)    Major assumptions for FRS17 disclosures at:

	30 June 2004	31 March 2004	31 March 2003
	% pa	% pa	% pa
Price inflation	2.80	2.75	2.25
Rate of general increase in salaries	4.30	4.25	3.75
Rate of increase of pensions in payment	2.80	2.75	2.25
Discount rate	5.75	5.50	5.50

b)	The assets and liabilities of the scheme on an FRS17 basis and the expected rates of return at period end are:

	Rate of return	Value at 30 June 2004	Rate of return	Value at 31 March 2004 Restated	Rate of return	Value at 31 March 2003
	%	£m	%	£m	%	£m
Equities	8.25	1,109	8.25	1,102	8.5	878
Bonds	5.1	473	4.75	469	4.5	438
Property	6.4	218	6.4	223	6.5	183
Others	4.0	27	3.75	28	3.75	26

Total market value of plan assets		1,827		1,822		1,525
Present value of plan liabilities		(2,099)		(2,147)		(1,877)

Pension liability		(272)		(325)		(352)

No deferred tax asset is recognisable on the pension deficit at 30 June 2004 and 31 March 2004, based on application of the deferred tax accounting policy.

c)	Analysis of the amount that would be charged to operating profit on an FRS17 basis:

	3 months ended 30 June 2004 (Gain)/loss	Year ended 31 March 2004 (Gain)/loss
	£m	£m
Operating profit
Current service cost	9	35
Past service cost	—	1

Total charge to operating profits	9	36

Finance income
Expected return on assets in the pension scheme	(32)	(106)
Interest on pension scheme liabilities	30	102

Net credit to finance income	(2)	(4)

Total profit and loss account charge before tax	7	32

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

d)    Movement in plan deficit during the period on an FRS17 basis:

	30 June 2004	31 March 2004 Restated
	£m	£m
Deficit in plan at beginning of the period	(325)	(352)
Contributions paid	7	34
Current service cost	(9)	(35)
Past service cost	—	(1)
Other finance income	2	4
Actuarial gain (note 10 (e))	53	25

Deficit in the plan at the end of the period	(272)	(325)

e)    History of experience gains and losses which would have been recognised on an FRS17 basis:

	30 June 2004		31 March 2004		31 March 2003
	(Gain)/loss	As % of plan assets or liabilities	(Gain)/ loss Restated	As % of plan assets or liabilities Restated	(Gain)/loss	As % of plan assets or liabilities
	£m		£m		£m
Consolidated statement of total recognised gains and losses
Actual return less expected return on post employment plan assets	16	1	(228)	(13)	410	27
Experience gains and losses arising on plan liabilities	1	—	34	2	(3)	—
Changes in assumptions (financial and demographic)	(70)	3	169	8	—	—

Actuarial gain recognisable in consolidated statement of total recognised gains and losses before tax	(53)		(25)		407

As % of plan liabilities at end of period	3		1		22

f)    Group reconciliation of net liabilities and reserves under FRS17:

	30 June 2004		31 March 2004
	Net liabilities	Profit and loss account reserve	Net liabilities Restated	Profit and loss account reserve Restated
	£m	£m	£m	£m
As reported	(3,281)	(4,077)	(3,166)	(3,962)
SSAP 24 prepayment	(95)	(95)	(101)	(101)

Net liabilities excluding defined benefit asset	(3,376)	(4,172)	(3,267)	(4,063)
FRS17 pension asset	1,827	1,827	1,822	1,822
FRS17 defined benefit liability	(2,099)	(2,099)	(2,147)	(2,147)

Including FRS17 pension liability	(3,648)	(4,444)	(3,592)	(4,388)

No deferred tax asset is recognisable on the pension deficit or pension prepayment.

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

11. SHARE CAPITAL/ESOPS

British Energy Employee Share Trust (BEEST) and Qualifying Employee Share Trust (QUEST) hold shares in British Energy for the purpose of satisfying options exercisable under the Company’s employee share option and sharesave schemes. At 30 June 2004, BEEST held 21,734,839 ordinary shares (31 March 2004: 21,734,839) and QUEST held 5,292,103 ordinary shares (31 March 2004: 5,292,103) and 19,165,471 ‘A’ shares (31 March 2004: 19,165,471) in British Energy plc.

12. RECONCILIATION OF MOVEMENT IN EQUITY SHAREHOLDERS’ FUNDS

	3 months ended 30 June 2004	Year ended 31 March 2004
	£m	£m
As at 1 April 2004 and at 1 April 2003	(3,259)	(3,476)
(Loss)/profit for the period	(115)	234
Translation differences on foreign currency net investment	—	(15)
Prior year adjustment (as explained in note 1)	—	(2)

As at 30 June 2004 and at 31 March 2004	(3,374)	(3,259)

13. RECONCILIATION OF OPERATING CASH FLOW

	3 months ended 30 June 2004	Year ended 31 March 2004
	£m	£m
Group operating (loss)/profit – continuing activities	(36)	340
Depreciation charges/(credit) (includes fixed asset write-up and lease amortisation)	21	(245)
Nuclear liabilities charged to operating costs	35	130
Nuclear liabilities discharged	(37)	(59)
Increase/(decrease) in other provisions	8	(3)
Regular contributions to decommissioning fund	(5)	(19)
Operating exceptional decommissioning fund movement	—	(13)
(Increase)/decrease in working capital	(47)	25

Net cash (outflow)/inflow from operating activities	(61)	156

14. RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

£m
Decrease in cash in the period	(88)
Increase in liquid resources	16

Increase in net debt in the period	(72)
Net debt at 1 April 2004	(310)

Net debt at 30 June 2004	(382)

15. COLLATERAL

Investments in liquid funds at 30 June 2004 include £321m (31 March 2004: £297m) of cash that has been deposited in collateral bank accounts to support trading and operating activities. Availability of this cash is, therefore, restricted over the periods of the collateralised positions.

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

16. CONTINGENT ASSETS

On 16 May 2003 the Company announced that it had exchanged the last of the suite of contracts covering front-end and back-end fuel services required to give effect to the non-binding heads of terms entered into with BNFL on 28 November 2002. The front-end contracts became effective on 1 April 2003 but may be terminated if the Proposed Restructuring is not completed. The back-end contracts are conditional on completion of the Proposed Restructuring but payments are being made as if the revised back-end contracts had become effective on 1 April 2003. The financial statements for the period to 30 June 2004 have been drawn up on the basis of the historic BNFL contracts in respect of back-end fuel contracts, pending satisfaction of the conditions set out in the revised contracts, thereby creating a contingent asset of £338m (31 March 2004: £306m) which will be recognised upon completion of the Proposed Restructuring as one of a number of expected adjustments at that time. An analysis of amounts included in current liabilities due to BNFL but not expected to be paid by the Group provided the Proposed Restructuring is completed is shown as follows:

	£m	£m
Opening balance at 1 April 2004		306
Amounts payable to BNFL under the historic back-end contracts for the period	64
Less: amounts paid/payable for the period under the revised BNFL back-end contracts, analysed as follows:
Amounts settled	(26)
Amounts included in accruals at quarter end	(13)

Cash flow benefit arising within the quarter		25
Finance charges accrued on amounts stoodstill		7

Closing balance at 30 June 2004		338

Amounts payable under historic BNFL back-end contracts
Opening balance at 1 April 2004		317
Amounts falling due in quarter		64
Amounts settled		(26)
Standstill interest accrued		7

Closing asset balance at 30 June 2004		362

Less: amounts payable under revised BNFL back-end contracts
Opening balance at 1 April 2004		11
Amounts falling due in quarter		39
Amounts settled		(26)

Closing liability balance at 30 June 2004		24

Contingent asset at 30 June 2004		338

On 14 February 2003 the Company announced that it had completed the disposal of its 82.4% interest in Bruce Power in Canada to a consortium of three parties. In addition to the consideration payable by the consortium under the master purchase agreement, up to a further C$100m was payable to British Energy contingent upon the restart of two of the Bruce A units under a trust agreement (the Trust Agreement) entered into on the same date. Had the first unit restarted by 15 June 2003, C$50m would have been released to British Energy and an additional C$50m would have been released to British Energy had the second unit restarted by 1 August 2003. An amount of C$5m was deducted from the C$50m payable in respect of each unit for its failure to restart by the scheduled restart date or by the first day of each successive calendar month following the scheduled restart date. The Group received C$20m on 22 March 2004 and

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

C$10m on 25 May 2004 in partial consideration under the Trust Agreement. British Energy is seeking the payment of additional consideration under the Trust Agreement on the basis that Bruce A Unit 4 restarted earlier than these dates but has not recognised any additional amounts on its balance sheet at 30 June 2004 because of uncertainties regarding their realisation. The Company is in discussion with the Ontario Provincial Government which has indicated that it considers that the units may have restarted, for the purposes of the Trust Agreement, at later dates. The amounts recoverable in respect of the restarts will be substantially lower than the maximum C$100m but the amounts and timing of the payments have still to be confirmed.

17. CONTINGENT LIABILITIES

These accounts are drawn up on a going concern basis, the basis of which is explained more fully in note 1 to these financial statements. This note describes the contingent liabilities that are applicable to the Group and the Company.

The Group has been provided with the Government Facility by the Secretary of State. As at 30 June 2004, the Group had no drawings under the Government Facility. Also at 30 June 2004, the Group had cash and liquid investments of £501m of which £321m had been deposited as collateral to support trading and other operations.

The following security has been granted for obligations under the Government Facility made available by the Secretary of State:

•	an all monies debenture creating fixed security (by way of assignment and/or fixed charge) over certain intra-group receivables and special accounts and a floating charge between the Secretary of State and certain Group companies;

•	fixed charges in relation to the UK nuclear power stations; and

•	pledge and mortgage of shares in certain Group subsidiaries in favour of the Secretary of State.

Amounts owing by EPL to the Eggborough Banks are not guaranteed by the Company. However, the Company guarantees the payment of amounts by BEPET to EPL under the CTA, calculated to cover, amongst other things, EPL’s borrowing and operating costs. In addition, the Company also provides a subordinated loan facility to EPL.

On 1 October 2003, the Company announced that it had entered into the Creditor Restructuring Agreement with certain significant creditors (including the Eggborough Banks) and BNFL relating to the standstill, recognition and compromise of their claims. However, while the Directors believe that the amounts of the agreed claims agreed for the purposes of the Proposed Restructuring currently reflect the amounts legally claimable, in the event of the Proposed Restructuring not being completed different amounts may be calculated as being claimable.

On 25 September 2002 the Nuclear Generation Decommissioning Fund Limited (the NDF) served a default notice relating to the solvency of the Company, BEG and BEGUK. Unless the default is cured to the satisfaction of the NDF, or waived, the NDF has the right to require accelerated payment of all of the contributions due to the NDF prior to the next quinquennial review in Autumn 2005. Annual payments are in the region of £18m. The NDF has agreed not to take enforcement action without further notice while the Group progresses satisfactorily towards achieving the Proposed Restructuring. If the conditions to the Proposed Restructuring are satisfied, the NDF and others will enter into a Deed of Termination whereby the NDF agrees that it shall take no action to enforce its rights pursuant to the default notice.

On 12 February 2004 British Energy received a notice of warranty claims from the consortium which purchased the Group’s 82.4% interest in Bruce Power alleging breach of certain warranties and representations relating to tax and to the condition of certain plant at the Bruce Power Station.

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

The principal tax claim relates to the treatment of expenditure at the Bruce Power Station during the period of the Company’s part ownership and is currently being considered by the Canadian tax authorities. The treatment proposed by British Energy could result in a rebate of a material amount of tax to the Group that has never been recognised in the financial statements. The consortium claims that allowance of the expenditure for that period would cause it to lose future deductions. British Energy has rejected the tax claim. The Company is confident that the amount of the tax claim should not, in any event, materially exceed the amount of the rebate, and that the tax claim should have no material cash flow impact on the Group.

The claim relating to the condition of the plant is based upon alleged erosion of certain parts of the steam generators, including the support plates, through which boiler tubes pass, which it is alleged resulted in an extended outage of one unit at the plant to carry out repair works and loss of revenues and costs of approximately C$64.5m. The consortium also claims that the alleged erosion may reduce the operating life of the unit and/or result in further repairs involving further losses. British Energy has rejected the claim and expects to defend it if it is pursued further.

Under the agreement with the consortium C$20m is retained in trust to meet any representation and warranty claims, and this may be retained pending agreement or determination of the claims.

The Group has given certain indemnities and guarantees in respect of the disposal of its investment in AmerGen. As a result of an accounting adjustment made by Exelon to AmerGen’s management accounts and closing accounts as at 21 December 2003, British Energy may be required to make a payment to Exelon of up to US$13.7m. British Energy served a dispute notice on Exelon on 4 June 2004 to preserve its rights and the parties are endeavouring to resolve the matter amicably. The agreement with Exelon for the sale of AmerGen requires that, prior to instituting any litigation or other dispute resolution procedure, the companies will in good faith seek to resolve any dispute.

18. NON-ADJUSTING POST BALANCE SHEET EVENTS

Output forecast

On 30 July 2004 the Company announced that following the evaluation of structural inspections carried out during the statutory outage at the Hartlepool power station and discussions with the Nuclear Installations Inspectorate, the Company decided that further work to demonstrate the integrity of certain boilers was necessary. This work entails visual inspections of a number of boilers at Heysham 1 (one reactor is shut down and the other was shut down for its statutory outage in early September) and at Hartlepool (one reactor is currently shut down and there is no impact on the operation of the other reactor).

At the same time, the Company also announced its revised target of annual nuclear output of around 61.5 TWh for the 2004/05 financial year. The Directors are satisfied that, in the Company’s current circumstances, the impact of the downward revision in output target on the carrying value of its nuclear assets is not material. The expected annual nuclear output for the year ending 31 March 2005 will be given in the prospectus which is to be published pursuant to the Proposed Restructuring.

Exelon

As a result of ongoing discussions with Exelon outlined in note 17, the Company is reviewing with Exelon a working capital adjustment resulting from a change to the estimated tax recoverable for prior periods made after the consummation of the sale and this, if agreed, may result in a reduction in the purchase price payable by Exelon, with the reduction currently estimated to be in the range of up to US$6.3m.

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

Polygon

On 3 September 2004 two groups of shareholders, together holding 10.22% of our ordinary shares, requisitioned an extraordinary general meeting (the Requisitioned EGM). Those groups of shareholders were Polygon, Brandes and their respective associates. The Company is, as a result, obliged under the Companies Act to call the Requisitioned EGM. One of the resolutions proposed by Polygon and Brandes would have the effect, if passed, of requiring the Company to seek shareholder approval prior to applying for the cancellation of its listings in London and New York. If the Company was required, under the terms of the Creditor Restructuring Agreement, to take steps to cancel the London listings of its shares, but could not do so as a result of a failure to achieve such shareholder approval, the Company believes, having taken legal advice, that it would be likely to be in breach of the Creditor Restructuring Agreement.

The Company announced on 23 September 2004 that the Requisitioned EGM will be held on 22 October 2004 and that as a result of this attempt to frustrate the Proposed Restructuring agreed by the Company in October 2003, it would be applying to the UKLA to cancel the listings of our ordinary and A Shares. As a consequence, and as announced on 23 September 2004, the NYSE suspended trading in the Company’s ADR’s prior to the opening of trading on 28 September 2004. At that time, the NYSE also instituted delisting proceedings.

On 24 September 2004 the Company announced (i) the unanimous recommendation of the Board to shareholders to vote against the resolutions proposed by Polygon and Brandes at the Requisitioned EGM, (ii) that it intended to seek an extension to the Creditor Restructuring Agreement long stop date of 31 January 2005 for the Proposed Restructuring and (iii) that, in accordance with the Creditor Restructuring Agreement, it would execute a business transfer agreement whereby the Company’s assets would, conditional on the Proposed Restructuring becoming effective, be transferred to a new intermediate holding company of the restructured British Energy group.

On 30 September 2004 Polygon announced that it would withdraw its support for the Requisitioned EGM. Polygon stated that, having considered the Company’s recent circulars, they now believe there is no commercial logic for it supporting the resolutions to be considered at the Requisitioned EGM and consequently have confirmed that they will vote against the resolutions and not further oppose the Proposed Restructuring. The Requisitioned EGM will take place on 22 October 2004 as described in the notice mailed to our shareholders. Our Board continues to reiterate its unanimous recommendation to all shareholders to vote against the resolutions proposed for the Requisitioned EGM.

Corporate headquarters

On 15 September 2004 the Company announced the proposed sale of its corporate headquarters located at Peel Park, East Kilbride, Scotland to Kenmore Capital East Kilbride Limited in consideration of a cash payment of £6.625m and a potential additional cash payment of up to £0.25m if certain letting arrangements come to fruition. An exceptional depreciation charge of £3m was recorded in the quarter to align the carrying value of the Company’s corporate headquarters to its market value. The Company has also entered into a ten year lease for part of the building. It is expected that the sale will be completed in January 2005. In August 2004 the Company signed a lease for our new corporate headquarters in Alba Campus, Livingston, Scotland.

State Aid

On 22 September 2004 the Company announced the receipt by the Secretary of State of notification from the European Commission that as far as the Proposed Restructuring involves

PART IV — FINANCIAL INFORMATION—(Continued)

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

the grant of State aid by the UK Government, such aid is compatible with the Common Market. The European Commission’s decision is subject to the following conditions:

•	the Company’s nuclear and generation business will be ring-fenced from its fossil fuel, supply and trading businesses to ensure the aid to the nuclear business is not used to cross subsidise any of the Company’s businesses. This measure will last indefinitely;

•	there will be no nuclear or fossil-fuelled capacity expansion (above our current capacity) by the Company in the European Economic Area for six years, and no hydro-electric capacity expansion in the UK for the same period; and

•	a restriction on the Company selling to its industrial and commercial customers at prices below the prevailing wholesale market prices for six years unless there are exceptional market circumstances as determined by an independent expert.

The European Commission has set down an additional requirement that a threshold of £1.629billion be set for the aid, above which the European Commission can request enhanced reporting to satisfy themselves that the state aid is being kept to a minimum and is only being used to authorised purposes.

Credit rating

On 23 September 2004 the Company announced that it had received indicative non-investment grade ratings for the £550m of New Bonds that are to be issued to certain of the Company’s creditors and to the Nuclear Liabilities Fund Limited upon completion of the Proposed Restructuring pursuant to the terms announced on 1 October 2003.

Classification of British Energy in the public sector

On 24 September 2004 the United Kingdom Office for National Statistics (ONS) announced that, with effect from 9 September 2002, the Company would be classified as in the public sector. This classification was stated by the ONS to reflect the control that can be exercised by the Government over the Group, first through the Credit Facility, and then as a result of the Proposed Restructuring. Prior to this announcement the ONS classified British Energy as part of the private sector.

The ONS’s decision was made for UK National Accounts purposes and was dependent upon a judgement about the degree of control exercised by Government. The ONS has acknowledged that, following completion of the Proposed Restructuring, no one factor constitutes the degree of control necessary for a classification in the public sector. The decision is based on the view that, taken together, a number of factors represent a high degree of Government control.

The ONS has noted that as the Proposed Restructuring process has not been finalised, some of the details of its decision may change, and as a result this classification (as it applies to the Company post-restructuring) is provisional.

The Company is currently assessing the implications of this decision for its business. In particular, the Company is giving thought to those relationships that will exist post-restructuring that may require to be disclosed under FRS 8 in its financial statements for the year ending 31 March 2005. The Company has not, as yet, finalised its conclusions on this.”

PART IV — FINANCIAL INFORMATION— (Continued)

SECTION 3: FINANCIAL INFORMATION OF BRITISH ENERGY GROUP PLC

The Directors

British Energy Group plc

3 Redwood Crescent

Peel Park

East Kilbride

G74 5PR

Citigroup Global Markets Limited

Citigroup Centre

33 Canada Square

London

E14 5LB

29 November 2004

Dear Sirs

British Energy Group plc (the “Company”)

Introduction

We report on the financial information set out below. This financial information has been prepared for inclusion in the document comprising a prospectus and listing particulars dated 29 November 2004 of the Company (the “document”).

The Company was incorporated as a public limited company on 2 July 2004. Save for entering into the conditional agreements referred to in paragraph 17 of Part X of the document, the Company has not yet commenced to trade, has prepared no financial statements for presentation to its members and has not declared or paid a dividend.

Basis of preparation

The financial information set out below is based on the financial records of the Company, to which no adjustment was considered necessary.

Responsibility

The financial records are the responsibility of the directors of the Company.

The directors of the Company are responsible for the contents of the document in which this report is included.

It is our responsibility to compile the financial information set out in our report from the financial records of the Company, to form an opinion on the financial information and to report our opinion to you.

PART IV — FINANCIAL INFORMATION— (Continued)

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. Our work also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial records underlying the financial information and whether the accounting polices are appropriate to the circumstances of the Company and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement, whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the financial information gives, for the purposes of the document, a true and fair view of the state of affairs of the Company as at the date stated.

BALANCE SHEET AS AT 8 OCTOBER 2004

	Notes	2004
Fixed assets		£
Investment	2	1

Current assets
Debtors – called up share capital not paid		37,500
Cash at bank		12,500

Creditors: amounts falling due within one year
Amounts owing to subsidiary undertaking		1

Net current assets		49,999

Net assets		50,000

Capital and reserves
Called up equity share capital	3	50,000

Shareholders’ funds		50,000

The accompanying notes form an integral part of the financial information.

PART IV — FINANCIAL INFORMATION— (Continued)

NOTES TO THE FINANCIAL INFORMATION OF BRITISH ENERGY GROUP PLC

1. BASIS OF PREPARATION

The accounts are prepared under the historical cost convention and in accordance with applicable accounting standards. The Company has not commenced trading and hence no profit or loss account has been included in the financial information.

2. INVESTMENT

Subsidiary undertakings
£
Cost
On incorporation	—
Additions	1

As at 8 October 2004	1

Details of New British Energy’s principal subsidiary undertaking are as follows:

Subsidiary undertaking	Country of registration and operation	Class of share	Company Shareholding %	Principal activity
British Energy Holdings plc	Scotland	Ordinary	100	Holding Company

3. SHARE CAPITAL

	Ordinary shares £1	Ordinary shares £0.10	Non-voting ordinary shares £1
	£	£	£
Authorised
On incorporation 2 July 2004
50,000 ordinary shares of £1 each	50,000	—	—
5 October 2004
2 ordinary shares of £0.10 each	—	—	—
Reclassification 50,000 ordinary shares of £1 each to non-voting ordinary shares of £1 each	(50,000)	—	50,000

8 October 2004	—	—	50,000

Allotted, called up and fully paid
On incorporation
50,000 ordinary shares of £1 each	50,000	—	—
5 October 2004
2 ordinary shares of £0.10 each	—	—	—
Reclassification 50,000 ordinary shares of £1 each to non-voting ordinary shares of £1 each	(50,000)	—	50,000

8 October 2004	—	—	50,000

On incorporation on 2 July 2004, 50,000 ordinary shares with a nominal value of £1 each were issued.

On 5 October 2004, a special resolution was adopted to increase the authorised share capital of New British Energy to £50,000.20 by the creation of two ordinary shares of £0.10 each. On the same day these shares were issued at par.

On 5 October 2004, a further special resolution was adopted reclassifying the 50,000 issued ordinary shares of £1.00 each as 50,000 non-voting ordinary shares of £1.00 each. The 50,000 ordinary shares, which prior to their reclassification as non-voting ordinary shares were held on trust for British Energy, were then transferred by the nominees to British Energy.

Yours faithfully

PricewaterhouseCoopers LLP

Chartered Accountants

PART IV — FINANCIAL INFORMATION— (Continued)

SECTION 4: FINANCIAL INFORMATION ON BRITISH ENERGY HOLDINGS PLC

The Directors

British Energy Holdings plc

3 Redwood Crescent

Peel Park

East Kilbride

G74 5PR

Citigroup Global Markets Limited

Citigroup Centre

33 Canada Square

London

E14 5LB

29 November 2004

Dear Sirs

British Energy Holdings plc (“Holdings plc”)

Introduction

We report on the financial information set out below. This financial information has been prepared for inclusion in the document comprising a prospectus and listing particulars dated 29 November 2004 of Holdings plc (the “document”).

Holdings plc was incorporated as a public limited company on 2 July 2004. Save for entering into the conditional agreements referred to in paragraph 17 of Part X of the document, Holdings plc has not yet commenced to trade, has prepared no financial statements for presentation to its members and has not declared or paid a dividend.

Basis of preparation

The financial information set out below is based on the financial records of Holdings plc, to which no adjustment was considered necessary.

Responsibility

The financial records are the responsibility of the directors of Holdings plc.

The directors of Holdings plc are responsible for the contents of the document in which this report is included.

It is our responsibility to compile the financial information set out in our report from the financial records of Holdings plc, to form an opinion on the financial information and to report our opinion to you.

PART IV — FINANCIAL INFORMATION— (Continued)

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. Our work also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial records underlying the financial information and whether the accounting polices are appropriate to the circumstances of Holdings Plc and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement, whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the financial information gives, for the purposes of the document, a true and fair view of the state of affairs of Holdings plc as at the date stated.

BALANCE SHEET AS AT 8 OCTOBER 2004

	Notes	2004
Current assets		£
Debtors — called up share capital not paid		37,501
Cash at bank		12,500

Net assets		50,001

Capital and reserves
Called up equity share capital	2	50,001

Shareholders’ funds		50,001

The accompanying notes form an integral part of the financial information.

PART IV — FINANCIAL INFORMATION— (Continued)

NOTES TO THE FINANCIAL INFORMATION

OF BRITISH ENERGY HOLDINGS PLC

1. BASIS OF PREPARATION

The accounts are prepared under the historical cost convention and in accordance with applicable accounting standards. Holdings plc has not commenced trading and hence no profit and loss account has been included in the financial information.

2. SHARE CAPITAL

	Ordinary shares £1	Non-voting ordinary shares £1
	£	£
Authorised
On incorporation 2 July 2004
50,000 ordinary shares of £1 each	50,000	—

5 October 2004
1 ordinary share of £1	1	—
Reclassification 50,000 ordinary shares of £1 each to non-voting ordinary shares of £1 each	(50,000)	50,000

8 October 2004	1	50,000

Allotted, called up and fully paid
On incorporation
50,000 ordinary shares of £1 each	50,000	—

5 October 2004
1 ordinary share of £1	1	—
Reclassification 50,000 ordinary shares of £1 each to non-voting ordinary shares of £1 each	(50,000)	50,000

8 October 2004	1	50,000

On incorporation on 2 July 2004, 50,000 ordinary shares with a nominal value of £1 each were issued.

On 5 October 2004, a special resolution was adopted to increase the authorised share capital of Holdings Plc to £50,001 by the creation of a further ordinary share of £1. On the same day, the new ordinary share of £1 was allotted and issued to New British Energy.

On 5 October 2004, a further special resolution was adopted reclassifying the 50,000 issued ordinary shares of £1.00 each as 50,000 non-voting ordinary shares of £1.00 each. The 50,000 ordinary shares, which prior to their reclassification as non-voting ordinary shares were held on trust for British Energy, were then transferred by the nominees to British Energy.

Yours faithfully

PricewaterhouseCoopers LLP

Chartered Accountants

PART IV — FINANCIAL INFORMATION— (Continued)

SECTION 5: SUMMARY OF DIFFERENCES BETWEEN UK AND

US GAAP OF BRITISH ENERGY

British Energy’s consolidated statements have been prepared in accordance with UK GAAP which differs in certain significant respects from US GAAP. The effects of the US GAAP adjustments, as restated, to the profit/(loss) and equity shareholders’ deficit are set out in the tables below. The tables have been extracted, without material adjustment, from British Energy’s audited Form 20-F dated 30 September 2004 and Part IV of this document.

(i)    Effect of the differences between UK GAAP and US GAAP on profit/loss and equity shareholders’ deficits

Effect on profit/(loss) of differences between UK GAAP and US GAAP

	Note		2004	2003	2002
			£m	£m	£m
				restated	restated
Profit/(loss) for the year as stated in Accountant’s Report			234	(3,841)	(517)
Adjustment in respect of the new UITF Abstract 38 on the accounting for Employee Share Schemes (i)			—	(100)	(10)

Profit/(loss) for the year under UK GAAP as stated in the Company’s Form 20F	(i	)	234	(3,941)	(527)
US GAAP adjustments:
Decommissioning costs	(a	)	13	(70)	(151)
Back-end fuel costs	(a	)	37	(450)	(155)
Decommissioning fund	(b	)	(87)	—	6
Amortisation of capitalised interest	(c	)	—	(6)	(4)
Bonds renegotiation	(d	)	(5)	(9)	(9)
Employee stock compensation schemes	(e	)	—	—	(4)
Employee share trusts	(f	)	—	102	12
Capitalisation of Bruce costs	(g	)	—	(1)	(5)
Pension costs	(h	)	(48)	(1)	(8)
Investment in joint venture	(i	)	142	42	(5)
Disposal of joint venture and Bruce Power	(j	)	(157)	29	—
FAS 133 adjustments	(k	)	(90)	(112)	236
Fixed asset impairment adjustments	(l	)	(225)	(2,942)	300
Adjustment for Bruce Power lease	(m	)	—	(11)	(11)
Deferred income tax	(n	)	2,114	(1,420)	38
Tax effect of US GAAP adjustments			95	990	30

Profit/(loss) for the financial year under US GAAP before cumulative adjustment			2,023	(7,800)	(257)
Cumulative adjustment for FAS 143 (net of tax)	(a	)	5,539	—	—
Cumulative adjustment for FAS 133 (net of tax)	(k	)	—	—	(86)

Profit/(loss) for the year under US GAAP			7,562	(7,800)	(343)

(i)	This adjustment is a change in accounting policy that has been incorporated in the Accountant’s Report in Section 1 of Part IV, and a description is provided in notes 2, 13 and 27 of that Section.

PART IV — FINANCIAL INFORMATION— (Continued)

SUMMARY OF DIFFERENCES BETWEEN UK AND

US GAAP OF BRITISH ENERGY—(Continued)

	2004		2003		2002
			(restated)		(restated)
Basic and diluted net earnings/(loss) per share under US GAAP	1,256	p	(1,296	)p	(57	)p
Basic and diluted net earnings/(loss) per share under US GAAP—continuing operations	1,256	p	(1,305	)p	(60	)p
Basic and diluted net earnings per share under US GAAP—discontinued operations	—		9	p	3	p
Basic and diluted earning/(loss) per share before cumulative adjustments	336	p	(1,296	)p	(43	)p
Basic and diluted earnings/(loss) per share arising from cumulative adjustment for FAS 143 (2002: FAS 133)	920	p	—		(14	)p

	1,256	p	(1,296	)p	(57	)p

Effect on equity shareholders’ deficit of differences between UK GAAP and US GAAP

	Note		2004	2003
			£m	£m
				(restated)
Equity shareholders’ funds as stated in Accountants’ Report			(3,259)	(3,478)
Adjustment in respect of the new UITF Abstract 38 on the accounting for Employee Share Schemes (i)			2	2

Equity shareholders’ deficit under UK GAAP as stated in the Company’s Form 20F	(i	)	(3,257)	(3,476)
US GAAP Adjustments:
Decommissioning costs	(a	)	663	(1,375)
Back-end fuel costs	(a	)	1,624	(1,630)
Capitalisation of interest	(c	)	54	54
Bonds renegotiation	(d	)	24	29
Employee share trusts	(f	)	(2)	(2)
Capitalisation of Bruce costs	(g	)	(16)	(16)
Pension costs	(h	)	(215)	(215)
Investment in joint venture	(i	)	175	33
Disposal of joint venture and Bruce Power	(j	)	(128)	29
FAS 133 adjustments	(k	)	(87)	3
Fixed asset impairment adjustments	(l	)	(196)	(2,642)
Adjustment for Bruce Power lease	(m	)	(22)	(22)
Deferred income tax	(n	)	375	(1,739)
Tax effect of US GAAP adjustments			(554)	1,739

Deficit on equity shareholders’ funds under US GAAP			(1,562)	(9,230)

(i)	This adjustment is a change in accounting policy that has been incorporated in the Accountant’s Report in Section 1 of Part IV, and a description is provided in notes 13 and 27 of that Section.

Reconciliation of movement in deficit on equity shareholders’ funds under US GAAP

	2004	2003
	£m	£m
		(restated)
As at 1 April 2003	(9,230)	(1,145)
Profit/(loss) for the year under US GAAP	7,562	(7,800)
Dividends under US GAAP	—	(32)
Cumulative translation adjustments	(15)	(25)
Other comprehensive income—FAS 133	—	21
Additional minimum pension liability	34	(249)
Unrealised gain on available-for-sale securities	87	—

As at 31 March 2004	(1,562)	(9,230)

PART IV — FINANCIAL INFORMATION— (Continued)

SUMMARY OF DIFFERENCES BETWEEN UK AND

US GAAP OF BRITISH ENERGY—(Continued)

The cumulative effect of the differences between UK GAAP and US GAAP on the consolidated balance sheets of the British Energy Group at 31 March 2004 and 2003 is set out in the following summarised US GAAP balance sheet information:

	As at 31 March 2004	As at 31 March 2003
	£m	£m
		(restated)
Assets
Current assets	943	736
Property, plant and equipment	1,166	997
Deferred debits and other assets	444	442

Total assets	2,553	2,175

Liabilities and shareholders’ equity
Current liabilities	1,525	1,190
Long term debt	662	702
Deferred credits and other liabilities	1,835	9,420
Shareholders’ equity	(1,469)	(9,137)

Total liabilities and shareholders’ equity	2,553	2,175

PART IV — FINANCIAL INFORMATION— (Continued)

NOTES TO THE US GAAP FINANCIAL INFORMATION

(ii)    Restatement of prior year results

The British Energy Group adopted Statement of Financial Accounting Standards 133—Accounting for Derivative and Hedging Activities, as amended—(‘FAS 133’), as of 1 April 2001.

Upon adoption of FAS 133, the British Energy Group identified certain electricity purchase and sale contracts as being derivatives in accordance with FAS 133. For the years ended 31 March 2002 and 2003, certain of these contracts were not included in the annual mark to market calculations on the basis that they qualified for the Normal Purchase Normal Sale (“NPNS”) scope exemption.

During the year ended 31 March 2004, the British Energy Group adopted FAS 149—“Accounting for Derivative and Hedging Activities”. As part of the process of implementing FAS 149, the British Energy Group conducted a broader review of its compliance with derivative accounting regulation. During this exercise, British Energy determined that the analysis supporting NPNS, and the documentation of compliance with the requirements of FAS 133, was not sufficient to support the accounting method previously applied. As a result of the review, the British Energy Group determined that it was necessary to restate the results for 2002 and 2003. The impact of the restatement on the US GAAP financial statements is as follows:

	31 March 2003									31 March 2002
	As previously reported			Impact of restatement			As restated			As previously reported			Impact of restatement		As restated
	£m	Earnings per share		£m	Earnings per share		£m	Earnings per share		£m	Earnings per share		£m	Earnings per share	£m	Earnings per share
US GAAP net loss (net of tax) before cumulative adjustment for FAS 133	(7,732)	(1,284	)p	(68)	(12	)p	(7,800)	(1,296	)p	(337)	(56	)p	80	13p	(257)	(43	)p

Cumulative adjustment for FAS 133 (net of tax)	—	—		—	—		—	—		(89)	(15	)p	3	1p	(86)	(14	)p

Loss for the year under US GAAP	(7,732)	(1,284	)p	(68)	(12	)p	(7,800)	(1,296	)p	(426)	(71	)p	83	14p	(343)	(57	)p

Tax effect of US GAAP adjustments	959	—		31	—		990	—		65	—		(35)	—	30	—

Deficit on equity shareholders’ funds under US GAAP	(9,245)	—		15	—		(9,230)	—		(1,228)	—		83	—	(1,145)	—

(iii)    Notes on US GAAP adjustments

(a)    Decommissioning costs and back-end fuel costs

British Energy changed its method of accounting for asset retirement obligations upon adoption of FAS 143—“Accounting for Asset Retirement Obligations”. This change became effective on 1 April 2003. The adoption of FAS 143 has an impact on the way British Energy has accounted for decommissioning costs and contracted and uncontracted back-end fuel costs. The impact of adopting FAS 143 on these specific liabilities is discussed in greater detail below.

Under the new accounting method, British Energy determines the fair value of the asset retirement obligation by discounting the expected future cash flows at the credit adjusted risk free rate effective at the date of adoption. Upon adoption of FAS 143, an asset retirement cost is

PART IV — FINANCIAL INFORMATION— (Continued)

NOTES TO THE US GAAP FINANCIAL INFORMATION—(Continued)

capitalised by increasing the carrying amount of the related long-lived asset. For the purposes of calculating its asset retirement obligation under FAS 143, British Energy has used a long term real rate of interest of 12.2 per cent. per annum which is equivalent to its credit adjusted risk free rate. The charge to the profit and loss account under US GAAP reflects the accretion of the asset retirement obligation and the depreciation of the asset retirement cost.

The cumulative effect of the change on prior years resulted in a credit to income of £5,539m (net of taxes of £2,374m), which is included in the reconciliation of profit and loss between UK GAAP and US GAAP for the year ended 31 March 2004.

The following table illustrates the component values of the cumulative effect and related tax for year ended 31 March 2004:

	Decommissioning	Back-end fuel	Total
	£m	£m	£m
Cumulative adjustment	4,696	3,217	7,913
Tax	(1,409)	(965)	(2,374)

Cumulative adjustment net of tax	3,287	2,252	5,539

Had FAS 143 been adopted on 1 April 2002, the asset retirement obligation would have been as follows:

	31 March 2004	31 March 2003	1 April 2002
	£m	£m	£m
Decommissioning costs	301	263	228
Back-end fuel costs	1,722	1,530	1,379

Total asset retirement obligation	2,023	1,793	1,607

The following table sets out net (loss)/income, adjusted as if FAS 143 had been applied effective 1 April 2001:

	2003		2002
	£m		£m
	(restated)		(restated)
Reported (loss) before adopting FAS 143	(7,800)		(343)
Earnings effect of adopting FAS 143	3,140		455

Pro forma net (loss)/income	(4,660)		112

Pro forma basic and diluted (loss)/net earnings per share under US GAAP	(774	)p	19	p

The asset retirement obligation is adjusted each period for any liabilities incurred during the period, accretion expense and any revisions made to the estimated cash flows.

The following table illustrates the reconciliation of the asset retirement obligation liability for the year ended 31 March 2004:

	Decommissioning	Back-end fuel	Total
	£m	£m	£m
Balance as at 1 April 2003	263	1,530	1,793

Liabilities incurred during the year	—	46	46
Liabilities settled during the year	—	(60)	(60)
Accretion expense	38	206	244

Balance as at 31 March 2004	301	1,722	2,023

PART IV — FINANCIAL INFORMATION— (Continued)

NOTES TO THE US GAAP FINANCIAL INFORMATION—(Continued)

The previous accounting treatment, the impact of FAS 143 and the differences between UK GAAP and US GAAP are considered for decommissioning costs and back-end fuel costs below.

Decommissioning Costs

The estimated costs of decommissioning British Energy’s nuclear power stations are provided for when stations begin operating commercially and are capitalised as part of the costs of construction and are depreciated over the same lives as the stations. Under UK GAAP, these estimated costs are initially recorded in the balance sheet at current prices and discounted at a long term real rate of interest of 3 per cent. per annum to take account of the time scale whereby the work will take place many years after station closure (this equates to a present value calculated by assuming an inflation rate of 2.1 per cent. and a risk free discount rate of 5.2 per cent.). In each subsequent year, the provision is revalorised to reflect the movement in current price levels and the unwinding of one year’s discount. This revalorisation is classified as a financing charge in the UK GAAP income statement.

Under US GAAP, prior to the adoption of FAS 143, liabilities in respect of decommissioning were recognised on an undiscounted basis and the annual movement in current price levels was capitalised each year. Following the adoption of FAS 143, the decommissioning liabilities are discounted at a credit adjusted risk free rate of return, which results in a higher discount rate under US GAAP than that applied under UK GAAP.

The higher discount factor adopted for US GAAP results in a lower decommissioning liability as at 31 March 2004 than that reported for UK GAAP purposes. The lower liability has also resulted in a lower accretion charge for the year under US GAAP.

The difference between UK GAAP and US GAAP relating to decommissioning costs is analysed below, showing the effect on separate line items in each year and the impact of the adoption of FAS 143.

	2004	2003
	£m	£m
Balance Sheet
Fixed assets
Cost	4,913	4,913
Cumulative adjustment for FAS 143	(5,202)	—

Total difference in cost between UK GAAP and US GAAP	(289)	4,913

Depreciation	(2,326)	(2,326)
Cumulative adjustment for FAS 143	2,531	—

Total difference in depreciation between UK GAAP and US GAAP	205	(2,326)

Total difference in net book value between UK GAAP and US GAAP (before impairment charge see note (l))	(84)	2,587

Decommissioning liability	(3,949)	(3,962)
Cumulative adjustment for FAS 143	4,696	—

Total difference in decommissioning liability between UK GAAP and US GAAP	747	(3,962)

Total shareholders’ funds adjustment	663	(1,375)

	2004	2003	2002
	£m	£m	£m
US GAAP adjustments to Profit and Loss Account
Depreciation expense of undiscounted decommissioning costs	—	(127)	(199)
Accretion of decommissioning liability	13	57	48

Total profit and loss adjustment	13	(70)	(151)

PART IV — FINANCIAL INFORMATION— (Continued)

NOTES TO THE US GAAP FINANCIAL INFORMATION—(Continued)

Back-end fuel costs

Back-end fuel costs comprise the estimated costs of reprocessing and storage of spent nuclear fuel and the long term storage, treatment and eventual disposal of resulting waste products. The vast majority of these costs relate to reprocessing, treatment and storage services that are the subject of contracts with BNFL. The other costs, which are not subject to fixed contractual arrangements, primarily represent estimated disposal costs and are based on long term cost forecasts which are regularly reviewed and adjusted where necessary.

Under UK GAAP, both contracted and uncontracted back-end fuel cost liabilities are recorded in the balance sheet at current price levels and discounted at a real rate of interest of 3 per cent. per annum to take account of the timing of payments (this equates to a present value calculated by assuming an inflation rate of 2.1 per cent. and a risk free discount rate of 5.2 per cent.).

Under US GAAP, prior to the adoption of FAS 143, uncontracted back-end fuel liabilities were recognised on an undiscounted basis, because the precise amount and timing of the related payments are not fixed or reliably determinable. This difference in methodology between UK GAAP and US GAAP resulted in significant adjustments to the profit and loss account and shareholders’ funds under US GAAP. Previously, British Energy treated contracted back-end fuel liabilities using the same methodology for both US GAAP and UK GAAP.

Upon adoption of FAS 143, both contracted and uncontracted back-end fuel liabilities are discounted at British Energy’s credit adjusted risk free rate under US GAAP. As such, there is a difference between UK GAAP and US GAAP for both contracted and uncontracted back-end fuel liabilities as a result of the difference in the discount factor used. The tables below reconcile the shareholders’ funds adjustment and analyses the effect on profit before tax of differences between UK GAAP and US GAAP with regard to contracted and uncontracted back-end fuel costs.

	2004	2003
	£m	£m
Back-end fuel liability—UK GAAP	3,176	2,941
Back-end fuel liability (net)—US GAAP	(1,552)	(4,571)

Total shareholders’ funds adjustment	1,624	(1,630)

	2004	2003	2002
	£m	£m	£m
Adjustments from UK to US GAAP	37	(450)	(155)

US GAAP Adjustments:
Back-end fuel costs	130	(460)	(150)
Reclassifications	—	32	—
Amortisation	(51)	—	—
Revalorisation of back-end fuel costs	(42)	(22)	(5)

Back-end fuel costs	37	(450)	(155)

(b)    Decommissioning fund

The amount of the NDF as recorded in its UK GAAP balance sheet represents the contributions made by the British Energy Group, together with an estimated actuarially determined long-term rate of return on the fund. The change in amount arising from applying the estimated long-term rate of return is taken to the profit and loss account and disclosed as part of revalorisation. See note 2(xvii) as set out in Section 1 of Part IV: Financial information. If the actuarial value exceeds the market value of the investment in the fund then the decommissioning fund is stated at the lower amount.

PART IV — FINANCIAL INFORMATION— (Continued)

NOTES TO THE US GAAP FINANCIAL INFORMATION—(Continued)

Under US GAAP, the debt and equity securities held by the British Energy Group’s independently administered decommissioning fund are classified as “available-for-sale” securities within investments (non-current) and stated at market value. Under UK GAAP, there was an exceptional credit of £59m made in the year ended 31 March 2004 (2003: charge of £124m) to write up (2003: down) the carrying value of the investments to market value. Consequently there is no difference in the carrying amount of these investments between UK GAAP and US GAAP in the year ended 31 March 2004 or 31 March 2003.

In accordance with FAS 115, “Accounting for Certain Investments in Debt and Equity Securities”, these securities are reported at their estimated fair value of £440m as of 31 March 2004 and £334m as of 31 March 2003 in British Energy’s consolidated balance sheet under “Decommissioning Fund”. Realised gains and losses from these securities are included in profit. Unrealised gains and losses are excluded from profit until realised and reported as a separate component of equity shareholders’ funds unless the unrealised loss is deemed to be “other-than-temporary”. At 31 March 2003, the decline in value was deemed to be “other-than-temporary” by the Directors, and a charge of £94m was recorded in the profit and loss account for US GAAP. This charge represented the sum of the exceptional and revalorisation charge recorded for UK GAAP in the year ended 31 March 2003.

Information on investments in securities held by the decommissioning fund by major security type (in millions):

	31 March 2004				31 March 2003
	Gross gains/(losses) (£m)				Gross gains/(losses) (£m)
	Cost	Unrealised gain	Unrealised loss	Fair value	Cost	Unrealised gain	Unrealised loss	Realised loss	Fair value
UK equities	173	53	(9)	217	225	8	(4)	(62)	167
Non-UK equities	100	36	(2)	134	123	8	(2)	(30)	99
Index linked gilts	38	5	—	43	23	3	(1)	—	25
Property	42	5	(1)	46	43	2	—	(2)	43

	353	99	(12)	440	414	21	(7)	(94)	334

Using the specific identification method to determine cost, the gross realised gains and losses were:

	2004	2003
	£m	£m
Gross realised losses	—	(94)

	—	(94)

Proceeds from sales of available-for-sale securities were £40m and £69m during the years ended 31 March 2004 and 2003 respectively. These proceeds were not withdrawn from the fund.

(c)    Capitalisation and amortisation of capitalised interest

Under UK GAAP, interest payable may be capitalised where borrowings are specifically financing the construction of a major capital project with a long period of development. Up until 1 April 2001, British Energy had elected not to capitalise interest. US GAAP requires that interest incurred on borrowings, which could have been avoided if the expenditure on the asset had not been made must be included in tangible fixed assets and depreciated over the lives of the related assets. For US GAAP purposes the amount of interest capitalised is determined by reference to average interest rates on outstanding long-term borrowings. As a result of the impairment review performed in 2003 the interest capitalised under US GAAP was fully impaired. Under US GAAP, the gross amount of capitalised interest is £2,037m (2003: £2,037m), the total accumulated depreciation is £1,983m (2003: £1,983m). An additional £54m of capitalised interest was included in the fixed asset impairment charge at 31 March 2003.

PART IV — FINANCIAL INFORMATION— (Continued)

NOTES TO THE US GAAP FINANCIAL INFORMATION—(Continued)

(d)    Bonds renegotiation

Under UK GAAP, gains and losses on linked transactions should be recognised only where justified by a change in the substance of the entity’s assets and liabilities. British Energy concluded that the repurchase and sale of bonds constituted two distinct transactions that caused a significant change in the substance of its commitments due to the increase in the bond principal and changes in underlying covenants.

For US GAAP purposes, only gains and losses arising from an exchange of debt instruments with a substantially different economic substance should be recognised. A modification of debt is considered substantially different if the present value of the cash flows under the terms of the new debt instrument differ by at least 10 per cent. from the present value of the remaining cash flows under the terms of the original instrument. The renegotiation occurred immediately before 31 March 1999. The increase in principal of £66m is amortised, on a weighted average basis, over the life of the bonds.

(e)    Employee stock compensation schemes

British Energy has three stock compensation schemes—a ShareSave Scheme, an Employee Share Scheme and an Executive Share Option Scheme. Under UK GAAP, the ShareSave Scheme is specifically exempt by the Inland Revenue from the requirement to recognise compensation cost. For the Employee Share Scheme and the Executive Share Option Scheme, the total compensation charge is recognised as the difference between the cost of the shares and the price at which the options can be exercised. This charge is amortised over the period from the grant date to the earliest date of exercise. No options were granted under any of the schemes during the period.

Under US GAAP, British Energy has elected to account for its stock compensation schemes in accordance with FAS 123—“Accounting for Stock-Based Compensation” using the Black-Scholes option-pricing model, under which a fair value is calculated for the share option schemes as at the date of grant of the options. This fair value, less amounts to be contributed by employees, is charged to the profit and loss account over the period from the date the options were granted to the date at which the options are expected to vest to the employees. The corresponding credit is included in Shareholders’ Funds. The additional amount recognised in income under US GAAP as compensation expense for the period was £nil (2003: £nil, 2002: £4m). A reconciliation of the options outstanding is as follows:

	ShareSave Scheme		Employee Share Scheme		Executive Share Option Schemes
	Number of shares	Weighted average exercise price per share	Number of shares	Weighted average exercise price per share	Number of shares	Weighted average exercise price per share
Outstanding 31 March 2001	21,850,582	£1.63	16,906,495	£3.99	6,278,104	£3.30
Options granted	7,376,968	£2.45	—	—	125,786	£3.18
Options exercised	(8,818,218)	£1.60	(647,282)	£2.60	(61,538)	£2.60
Options forfeited	(1,079,866)	£2.52	(869,210)	£4.35	(1,221,004)	£3.53

Outstanding 31 March 2002	19,329,466	£1.89	15,390,003	£4.03	5,121,348	£3.25
Options granted	9,194,761	£1.36	—	—	—	—
Options exercised	(13,348)	£1.36	—	—	—	—
Options forfeited	(9,437,499)	£2.13	(512,400)	£4.04	(1,139,165)	£3.22

Outstanding 31 March 2003	19,073,380	£1.52	14,877,603	£4.03	3,982,183	£3.26
Options granted	—	—	—	—	—	—
Options exercised	—	—	—	—	—	—
Options forfeited	(10,554,884)	£1.51	(340,599)	£4.08	(361,935)	£3.25

Outstanding 31 March 2004	8,518,496	£1.52	14,537,004	£4.03	3,620,248	£3.26

PART IV — FINANCIAL INFORMATION— (Continued)

NOTES TO THE US GAAP FINANCIAL INFORMATION—(Continued)

Of the options outstanding, 18,097,701 were exercisable as at 31 March 2004 (2003: 17,097,248, 2002: 13,401,538).

At 31 March 2004 the option groups outstanding, based on a range of exercise prices, were as follows:

	Option groups outstanding
	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price
ShareSave Scheme
£1.36 to £2.29	7,568,229	2.6	£1.36
£2.30 to £4.44	950,267	1.8	£2.80

Employee Share Scheme
£2.60 to £4.07	6,282,958	3.3	£2.60
£4.08 to £5.29	8,254,046	4.7	£5.12

Executive Share Option Schemes
£2.41 to £3.17	2,478,144	3.0	£2.49
£3.18 to £5.08	642,070	2.4	£4.59
£5.09 to £6.67	500,034	2.4	£5.35

Using the Black-Scholes option-pricing model, the weighted average fair values on the date the options were granted were as follows:

	ShareSave Scheme		Employee Share Scheme		Executive Share Option Schemes
	2004	2003	2004	2003	2004	2003
	£	£	£	£	£	£
Weighted average fair value of those options for which the exercise price:
—exceeded market price on date of grant	—	0.27	—	—	—	—

The following assumptions were used in the Black-Scholes option-pricing model:

	ShareSave Scheme		Employee Share Scheme		Executive Share Option Schemes
	2004	2003	2004	2003	2004	2003
Risk free interest rate	—	4.5-4.7%	—	—	—	—
Expected dividend yield	—	5.7%	—	—	—	—
Expected volatility	—	55%	—	—	—	—
Expected life (years)	—	3.1-5.1	—	—	—	—

The risk free rate is the yield on the date of grant of a UK government bond with the closest maturity to the expected term of the option.

(f)    Employee share trusts

Under UK GAAP for the years ended 31 March 2004 and 31 March 2003, British Energy’s shares held in employee share trusts were classified as “own shares” within fixed assets. The cost of these shares to the employee share trusts was subsequently written down to the amount expected to be received from employees over the period at the end of which the underlying options are exercisable by the employees. Under US GAAP, the issuance or sale of British Energy’s shares to the employee share trusts is recorded as a debit balance within equity shareholders’ funds. This account is subsequently credited as options are exercised, based on the cost of the shares to the Employee Share Trusts.

PART IV — FINANCIAL INFORMATION— (Continued)

NOTES TO THE US GAAP FINANCIAL INFORMATION—(Continued)

In 2002/03 as the long term prospects of British Energy had deteriorated considerably, a charge of £102m was recorded under UK GAAP to recognise a permanent diminution in the value of the shares held. Therefore, for US GAAP purposes, this amortisation and impairment were reversed.

(g)    Capitalisation of Bruce Power costs

UK GAAP allows for certain direct and indirect costs attributable to bringing an asset into working condition to be capitalised. Such costs would be written off over the estimated useful life of the associated asset. Certain of these costs would not be permitted to be capitalised under US GAAP and would be expensed as incurred. British Energy disposed of its interests in Bruce Power on 14 February 2003.

(h)    Pension costs

Under UK GAAP, the cost of providing pension benefits is expensed over the average expected service lives of eligible employees in accordance with the provisions of Statement of Standard Accounting Practice (SSAP) 24, which aims to produce an estimate of cost based on long-term actuarial assumptions. Variations from the regular pension cost arising from, for example, experience deficiencies or surpluses, are charged or credited to the income statement over the expected average remaining service lives of current employees in the schemes.

Under US GAAP, employee pension costs are recognised in accordance with FAS 87—“Employers’ Accounting for Pensions”. FAS 87 requires the use of an actuarial method for determining defined benefit pension costs and provides for the deferral of actuarial gains and losses (in excess of a specified corridor) that result from changes in assumptions or actual experience differing from that assumed. FAS 87 also provides for the prospective amortisation of costs related to changes in the benefit plan, as well as the obligation resulting from the transition. US GAAP also requires disclosure of the components of periodic pension cost and the funded status of the pension plans.

PART IV — FINANCIAL INFORMATION— (Continued)

NOTES TO THE US GAAP FINANCIAL INFORMATION—(Continued)

The following analysis sets out the disclosures applicable to continued and discontinued operations. The discontinued operations amounts in 2003 relate to Bruce Power (which was sold on 14 February 2003) and are set out on a 100 per cent. holding basis. British Energy’s share in Bruce Power was 82.4 per cent. prior to disposal.

	2004	2003
		Discontinued Canadian operations	Continued operations	Total
	£m	£m	£m	£m
Change in benefit obligation:
Projected benefit obligation at beginning of year	1,905	402	1,821	2,223
Foreign exchange movement	—	(42)	—	(42)
Service cost	34	13	28	41
Interest cost	103	22	107	129
Contributions by plan participants	10	4	10	14
FAS 88 termination cost	1	—	13	13
Net actuarial loss	200	—	6	6
Benefits paid	(81)	(1)	(80)	(81)
Settlement of benefit obligation	—	(398)	—	(398)

Benefit obligation at end of year	2,172	—	1,905	1,905

Change in plan assets:
Fair value of plan assets at beginning of year	1,525	423	1,842	2,265
Foreign exchange movement	—	(44)	—	(44)
Actual return on plan assets	334	(24)	(278)	(302)
Employer contributions	34	—	31	31
Non participants contributions	10	4	10	14
Benefits paid	(81)	(1)	(80)	(81)
Settlement of plan assets	—	(358)	—	(358)

Fair value of plan assets at end of year	1,822	—	1,525	1,525

Net pension liability recognised:
Funded status	(350)	—	(380)	(380)
Unrecognised transition asset	(35)	—	(46)	(46)
Unrecognised prior service cost	38	—	41	41
Unrecognised net actuarial loss	548	—	600	600

Net amount recognised	201	—	215	215

Additional minimum liability	(346)	—	(397)	(397)

Net pension liability	(145)	—	(182)	(182)

Net periodic pension cost:
Service cost	34	13	29	42
Interest cost	103	22	107	129
Expected return on plan assets	(105)	(25)	(131)	(156)
Amortisation of transition asset	(12)	—	(12)	(12)
Amortisation of prior service costs	3	—	3	3
Amortisation of actuarial loss	24	—	—	—

Net periodic pension charge/(credit)	47	10	(4)	6
FAS 88 termination cost—current year	1	27	13	40

Net periodic pension cost	48	37	9	46

The above FAS 88—“Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” cost refers to the cost of providing enhanced early retirement benefits to certain members following redundancy.

PART IV — FINANCIAL INFORMATION— (Continued)

NOTES TO THE US GAAP FINANCIAL INFORMATION—(Continued)

	2004	2003	2002
	%	%	%
Assumptions used to determine benefit obligations and net periodic pension costs were as follows:
UK
Discount rate	5.50%	5.50%	6.00%
Expected return on plan assets	7.10%	7.00%	7.25%
Rate of compensation increase	4.25%	3.75%	4.50%
Pension increases	2.75%	2.25%	2.50%

Canada
Discount rate	—	7.00%	7.00%
Expected return on plan assets	—	7.50%	7.50%
Rate of compensation increase	—	3.75% plus merit	3.70% plus merit
Pension increases	—	2.75%	2.75%

Under US GAAP, the cost of other post retirement benefits (excluding pension costs) are recognised in accordance with FAS 106—“Employers’ Accounting for Post Retirement Benefits other than Pensions”. FAS 106 requires the use of an actuarial method for determining other post retirement benefits. FAS 106 only applied to the Canadian operation which was sold on 14 February 2003. The disclosures required under US GAAP are set out below on a 100 per cent. holding basis. British Energy’s share of Bruce Power was 82.4 per cent. prior to disposal.

	2004	2003
	£m	£m
Changes in benefit obligation
Bruce obligation transferred in	—	46
Service costs	—	2
Interest cost	—	3
Amendments	—	7
Settlement of benefit obligation	—	(58)

Benefit obligation at end of year	—	—

There were no plan assets during the period for the purposes of FAS 106.

The Group adopted FAS 132(R)—“Employers’ Disclosures about Pensions and Other Postretirement Plans” for the year ended 31 March 2004. The standard requires that more details are provided about plan assets, benefit obligations, cash flows, benefit cost and other relevant information. These additional disclosures are presented below.

Measurement and valuation method

The measurement date was 31 March 2004. The assets were valued using the market value method. The 10 per cent. corridor for amortising gains and losses has been utilised.

Plan assets

	2004		2003
Asset category	Percentage of plan assets	Expected return on assets	Percentage of plan assets	Expected return on assets
	%	%	%	%
Equity securities	61	8.25	58	8.5
Debt securities	26	4.75	29	4.5
Real estate	12	6.4	12	6.5
Other	1	3.75	1	3.75

Total	100	7.1	100	7.0

PART IV — FINANCIAL INFORMATION— (Continued)

NOTES TO THE US GAAP FINANCIAL INFORMATION—(Continued)

The overall expected return on asset assumption is derived from the weighted average of the expected returns from each of the main asset classes at the beginning of the period. The expected return for each asset class represents a combination of historical performance analysis, forward looking views of the financial markets (suggested by the yields available) and the views of investment organisations.

Description of investment policies

The Trustees of the BEGG pension scheme, which makes up 98 per cent. of the total assets of the pension schemes, are responsible for the investment strategy of the scheme, in consultation with British Energy. The objective is to have sufficient assets, in normal market conditions, to meet the accrued benefits on an ongoing basis, as assessed by the Actuary to the scheme. The Trustees have determined a long term benchmark which takes into account the relationship between the assets and liabilities in the scheme, and is on the basis of approximately half of the assets being held in UK bonds, with the balance invested in long term higher return seeking assets such as equities and property. The Trustees believe this provides an adequate balance between maximising the return on the assets and minimising the risk of failing to meet the liabilities over the long term. The long term benchmark is being phased in gradually, with the timing being driven primarily by the relative movement between the yields on UK equities and bonds, with the aim of avoiding switching from equities into bonds in adverse market conditions. The assets are invested in a diversified range of asset classes and investment managers. A similar approach is adopted by the BECG, though the actual strategy differs as it takes into account the BECG liability profile.

Cashflows

	2004	2003
	£m	£m
Employer’s contribution	34	31
Benefit payments	81	80

The employer’s contributions estimated for the year ending 31 March 2005 is £33m.

Reconciliation of prepaid pension cost

	2004	2003
	£m	£m
Prepaid pension cost at start of year (before adjustment to recognise minimum liability)	215	193
Company net pension cost	(48)	(9)
Company contributions	34	31

Prepaid pension cost at end of year (before adjustment to recognise minimum liability)	201	215

PART IV — FINANCIAL INFORMATION— (Continued)

NOTES TO THE US GAAP FINANCIAL INFORMATION—(Continued)

Accumulated benefit obligation, minimum liability, intangible asset and other comprehensive income

	2004	2003
	£m	£m
Accumulated benefit obligation (ABO)	1,967	1,707
Plan assets at market value	1,822	1,525

Minimum liability (excess of ABO over market value of assets)	145	182
Prepaid pension cost at end of year (before adjustment to recognise minimum liability)	201	215

Additional minimum liability	346	397
Intangible asset	(38)	(41)

Accumulated other comprehensive income	308	356

(i)    Investment in the AmerGen joint venture

The management accounts of AmerGen are prepared on a US GAAP basis and these are translated into a UK GAAP basis when they are reported through to British Energy for incorporation into its consolidated UK statutory accounts. There are a number of differences between US GAAP and UK GAAP, primarily relating to the acquisition of AmerGen nuclear power stations, and the valuation of decommissioning fund assets and decommissioning liabilities, including the adoption of FAS 143 for US GAAP purposes. These differences impact on reported income and the carrying values of its investment in AmerGen on British Energy’s balance sheet.

(j)    Disposal of the AmerGen joint venture and Bruce Power

The UK GAAP results for the year ended 31 March 2003 include a loss of £35m in respect of the disposal of our interests in Bruce Power and Huron Wind. However, the book value of the Bruce Power assets which were disposed of as recorded under US GAAP differed from the UK GAAP book value as a result of the accounting adjustments described in Notes (g), (h), (k) and (m), and exclusion of a pension payment received after the balance sheet date which had been recorded in the UK GAAP results at 31 March 2003.

During the year ended 31 March 2004, British Energy disposed of its 50 per cent. interest in AmerGen. The cumulative effect of differences between UK GAAP and US GAAP as described at Note (i) above has resulted in an additional loss on disposal for US GAAP purposes of £175m due to there being a higher carrying value of the investment in AmerGen under US GAAP. The remaining adjustment in 2003/04 relates to Bruce Power.

(k)    FAS 133 adjustments

British Energy uses derivative instruments in the normal course of business to offset fluctuations in earnings and cash flows associated with movements in exchange rates, interest rates and commodity prices. As explained more fully in Note 2 (xix), energy trading financial derivatives and open positions on physical energy trading contracts are recognised as either assets or liabilities and are marked to market each reporting period using externally derived market prices under UK GAAP. Subsequent movements in their fair value are reflected in the profit and loss account. Interest rate swaps and forward rate agreements are not marked to market each reporting period. Instead, profits and losses on such derivatives are reported in the profit and loss account in the period in which the underlying hedging transactions are completed. When an anticipated transaction is no longer likely to occur, any deferred gain or loss that has arisen on the related derivative is recognised in the profit and loss account together with any gain or loss on the terminated item. FAS 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended by FAS 137—“Accounting for Derivative

PART IV — FINANCIAL INFORMATION— (Continued)

NOTES TO THE US GAAP FINANCIAL INFORMATION—(Continued)

Instruments and Hedging Activities—deferral of the effective date of FASB statement No. 133”, FAS 138—“Accounting for certain Derivative Instruments and certain Hedging Activities” and FAS 149 (hereinafter referred to collectively as ‘FAS 133’) was adopted by British Energy with effect from 1 April 2001. FAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities.

US GAAP requires that an entity recognise all derivatives as either assets or liabilities and measure those instruments at fair value each reporting period. US GAAP prescribes specific requirements for designation and documentation of hedging relationships and ongoing assessments of effectiveness in order to qualify for hedge accounting.

Derivative instruments are generally not held by British Energy for speculative trading purposes. To the extent that such instruments are held for speculative trading purposes, they are measured at fair value with gains and losses recorded in earnings. The fair value of trading derivatives at 31 March 2004 was £21m positive (2003: £9m positive).

In 2002/03, the remaining £21m of the cumulative effect of adopting FAS 133 at 1 April 2001 that was reported in other comprehensive income was recognised in earnings at March 31, 2003. This was due to the reduced term of the underlying debt and the resulting ineffectiveness of such interest rate swaps.

Certain contracts that meet the definition of derivative under FAS 133 may qualify as a normal purchase or a normal sale and be excluded from the scope of FAS 133. Specific criteria must be met in order for a contract that would otherwise be regarded as a derivative to qualify as a normal purchase or a normal sale. British Energy has evaluated all commodity contracts to determine if they meet the definition of a derivative and qualify as a normal purchase or a normal sale. British Energy also evaluates contracts for “embedded” derivatives, and considers whether any embedded derivatives have to be separated from the underlying host contract and accounted for separately in accordance with FAS 133 requirements. Where embedded derivatives have terms that are not clearly and closely related to the terms of the host contract in which they are included, they are accounted for separately from the host contract as derivatives, with changes in the fair value recorded in earnings, to the extent that the hybrid instrument is not already accounted for at fair value. As noted in Note (ii), during the year ended 31 March 2004, management conducted a broad review of British Energy’s compliance with derivative accounting regulations. During this exercise, British Energy determined that the analysis supporting NPNS, and the documentation of compliance with the requirements of FAS 133 to claim the election was not sufficient to support the accounting method previously applied.

(l)    Fixed asset impairment adjustments

In the 31 March 2004 UK GAAP accounts, the Directors reassessed the carrying value of fixed assets compared with the economic value and net realisable value of those assets. In carrying out the economic valuations, significant estimates were made of the future cash flows being generated by the assets, taking into account current and expected future market conditions and the expected lives of British Energy’s power stations. The actual outcome can vary significantly from these future forecasts, thereby affecting British Energy’s assessment of expected future cash flows. The expected future cash flows were discounted at a rate approximating British Energy’s weighted average cost of capital as this is the rate most representative of those assets. The assessment resulted in the value of the power stations being written up by £295m (2003: written down by £3,738m) for UK GAAP reported results.

The Directors have also performed an impairment review of British Energy’s fixed assets under US GAAP, using consistent assumptions and estimates as those used for purposes of the impairment review under UK GAAP. However, under US GAAP, fixed assets are written down to

PART IV — FINANCIAL INFORMATION— (Continued)

NOTES TO THE US GAAP FINANCIAL INFORMATION—(Continued)

their fair value only when their carrying value exceeds their undiscounted future cash flows. In the year ended 31 March 2004, the US GAAP impairment test indicated that the carrying value of British Energy’s power stations did not exceed their undiscounted future cash flows. British Energy did not reverse any previous year impairment charges as this is not permitted under US GAAP. The additional US GAAP impairment charge in 2003 was due to the different treatment of certain plant costs, such as capitalised interest and decommissioning. Significant estimates are made when performing an impairment review. A change in any estimates of the future cash flows or in the method of determining the fair value of British Energy’s power stations could result in a different impairment charge.

Upon adoption of FAS 143 at 1 April 2004, approximately £2,671m of the US GAAP impairment charge recorded at 31 March 2003 was reversed and credited to the 2004 profit and loss account. This amount represents the reversal of the historical impairment charge taken prior to adoption of FAS 143 on the undiscounted asset retirement cost. In accordance with the FAS 143 transition provisions, this amount was credited to the current year profit and loss account as part of the cumulative effect of the change in accounting principle.

In addition, following the asset impairment review at 31 March 2003, no additions were recorded to fixed assets in the period under UK GAAP. As a consequence, British Energy expensed £70m to the profit and loss account for the year ended 31 March 2004 that may have been capitalised in the absence of the impairment review. The Directors have assessed this expenditure under US GAAP and have concluded that the expenditure benefits future periods by extending the useful life and/or productivity of the assets concerned. This has resulted in fixed asset additions in the period of £70m under US GAAP.

In the 31 March 2002 UK GAAP accounts, following a review of the economic values and net realisable value of British Energy’s assets compared with their carrying value in the accounts, the Eggborough power station was written down by £300m for UK GAAP purposes. Under US GAAP, the economic value must be compared with carrying value on an undiscounted basis in order to be impaired. As a result, the Eggborough power station was not impaired on a US GAAP basis and the write down was reversed for the purposes of arriving at US GAAP profit and net assets.

(m)    Adjustment for Bruce Power lease

Under UK GAAP, the Bruce Power lease is treated as an operating lease. As a result, the lease is not capitalised in British Energy balance sheet and the lease obligations are not recognised as a liability in the balance sheet. Rental payments are charged in the period to which they relate. Under US GAAP, the lease is treated as a capital lease with interest and depreciation charges being recognised in the British Energy profit and loss account. British Energy disposed of its interests in Bruce Power on 14 February 2003.

(n)    Deferred income taxation

British Energy has applied the discounting provision of the UK’s accounting standard on deferred tax reporting. This means that the amount provided is less than the full potential deferred tax liability or asset on an undiscounted basis. Deferred tax assets are recognised under UK GAAP only when they are expected to be recoverable within the foreseeable future.

Under US GAAP, deferred tax is provided for on a full liability basis. Deferred tax assets or liabilities are recognised for all differences between the financial and tax bases of assets and liabilities, and for tax losses carried forward at the statutory rate at which they are expected to be utilised. Valuation allowances are provided against deferred tax assets to the extent that it is considered more likely than not that some or all of the deferred tax asset will not be realised.

PART IV — FINANCIAL INFORMATION— (Continued)

NOTES TO THE US GAAP FINANCIAL INFORMATION—(Continued)

Loss before tax under US GAAP is calculated as follows at 31 March:

	2004	2003
	£m	£m
		(restated)
Profit/(loss) before tax under UK GAAP	234	(3,941)
Effect of US GAAP adjustments	(420)	(3,429)

Loss before tax under US GAAP	(186)	(7,370)

The provision for income taxes under US GAAP is calculated as follows:

	2004	2003
	£m	£m
		(restated)
Deferred tax provision under UK GAAP	—	—
Adjustment under full provision method	(375)	(362)
Tax effect of US GAAP adjustments	554	(1,739)
Valuation allowance	—	2,101

Deferred tax provision under US GAAP	179	—

There is a current income tax credit for the year ended 31 March 2004 of £2m and a charge of £18m in the year ended 31 March 2003. There are UK tax losses carried forward of £1,162m and £874m at 31 March 2004 and 2003 respectively, giving rise to potential undiscounted deferred tax assets of £348m and £262m. The discounted deferred tax assets under UK GAAP of £291m and £150m at 31 March 2004 and 2003 respectively, have not been recognised for US GAAP purposes. There was no utilisation of losses in either year. There is a deferred tax liability under US GAAP of £179m and £nil at 31 March 2004 and 2003 respectively. The full amount of the deferred tax provision in 2004 relates to continuing activities. There are no overseas tax losses brought forward or carried forward.

The components of the net deferred tax liability, valued at the enacted UK tax rate of 30 per cent. (2003—30 per cent.) under US GAAP are as follows at 31 March:

	2004	2003
	£m	£m
		(restated)
Non-current assets:
Tax losses carried forward	348	262
Pensions	65	65
Book depreciation in excess of tax depreciation	30	849
Nuclear liabilities	—	1,741
Decommissioning asset	24	—

	467	2,917

Non-current liabilities:
Decommissioning asset	—	(777)
Nuclear liabilities	(627)	—
Capitalised interest	(16)	(16)
Other	(3)	(23)

	(646)	(816)

Net deferred (liability)/tax asset under US GAAP	(179)	2,101

Valuation allowance	—	(2,101)

	(179)	—

PART IV — FINANCIAL INFORMATION— (Continued)

NOTES TO THE US GAAP FINANCIAL INFORMATION—(Continued)

The reconciliation between the statutory tax rate in the United Kingdom and the effective tax rate is as follows on an UK GAAP basis:

	2004	2003	2002
	%	%	%
Provision/(benefit):
United Kingdom statutory tax rate	30	30	30
Differences relating to:
—impact of discounting	(60)	(14)	(11)
—deferred tax asset/(liability) not recognised	49	(3)	—
—decommissioning assets/(liabilities)	1	(1)	(2)
—decommissioning fund	(7)	(1)	—
—write down of QUEST	—	(1)	—
—overseas tax in excess of UK rates	—	—	(4)
—impact of joint venture	(6)	—	—
—write down of Eggborough	—	(1)	(18)
—adjustment in respect of prior years	(1)	—	2
—other	(6)	—	(2)

Effective income tax rate	—	9	(5)

Under US GAAP, the effective current income tax rate is approximately £nil for the years ended 31 March 2004 and 31 March 2003 respectively.

Tax losses arising in the United Kingdom are available for carry forward and utilisation in future years. There is no expiry date.

PART IV — FINANCIAL INFORMATION— (Continued)

SECTION 6: IMPLICATIONS TO THE NEW BRITISH ENERGY UNDER US GAAP

British Energy registered its securities with the SEC as a foreign private issuer in 1999, and simultaneously obtained a listing on the New York Stock Exchange. In order to discharge its annual reporting obligation to the SEC, British Energy has historically prepared a reconciliation of its UK GAAP financial statements to US GAAP for inclusion in its annual report on Form 20-F. All material differences between UK GAAP and US GAAP are disclosed and reconciled in the footnotes to British Energy’s financial statements: see Section 5 of Part IV: Financial information for full details.

As part of the agreement reached with the Bondholders on the terms of the Restructuring in October 2003, New British Energy and British Energy has committed to prepare its annual financial statements on a full US GAAP basis in addition to UK GAAP for US reporting purposes subsequent to its year ended March 31, 2004. Accordingly, the Group has undertaken to file a report on Form 10-K with the SEC for the year ending March 31, 2005. In addition, beginning with the quarter ending December 31, 2004, British Energy will report US GAAP information on a quarterly basis on Form 10-Q. Further details of these reporting requirements are set out in Section 2 of Part III (Operating and financial review and prospects.)

In preparation for the transition to full US GAAP reporting, British Energy has undertaken a project to analyse the US GAAP accounting consequences of the Restructuring for the New British Energy Group. Work on this project is ongoing. The nature of the Restructuring is complex and contains unique terms, including those relating to the manner in which the Government will continue to provide support to the New British Energy Group post completion of the Restructuring. As there is no one existing US GAAP accounting model to accommodate all of the unique terms inherent in the Restructuring, it has been necessary for British Energy to consult with the SEC in order to obtain consensus on the appropriate US GAAP accounting models to apply in the circumstances. The discussions with the SEC are ongoing and no conclusions have been reached to date. Accordingly, it is unclear at this time what accounting will be applied to the various aspects of the Restructuring under US GAAP.

Given that no conclusions have yet been reached with the SEC, the possibility exists that the SEC may insist on the application of accounting models that have not been considered and/or proposed by British Energy. Therefore, it is not possible to quantify the impact of the Restructuring under US GAAP at this time. If there are material differences arising between UK and US GAAP as agreed with the SEC, we will announce a description of these differences. Some of the more significant matters on which British Energy is consulting with the SEC include:

•	whether the change in corporate structure combined with a change in control in shareholding constitutes a business combination under US GAAP that will result in application of purchase accounting to the Restructuring;

•	accounting for the decommissioning and other nuclear liabilities (collectively referred to as the “Nuclear Liabilities”) and whether or not these liabilities should remain on New British Energy Group’s balance sheet upon the Restructuring becoming effective;

•	accounting for the NLF and whether or not it should be consolidated in New British Energy Group’s results upon the Restructuring becoming effective. Also under consideration is the accounting for the annual contributions to be made by New British Energy Group to the NLF and the accounting for the investment performance of the assets held by the NLF; and

•	accounting for the indemnity provided by the Government to fund any shortfall between the assets of the NLF and the Nuclear Liabilities (referred to as the “Government indemnity”). Consideration is being given to whether or not the Government indemnity constitutes an intangible asset that would need to be recognised if the transaction is accounted for as a business combination.

In addition to the matters discussed above, there are a number of other US GAAP accounting consequences of the Restructuring. These matters include the accounting for the NLF Cash

PART IV — FINANCIAL INFORMATION— (Continued)

Sweep Payment. The NLF Cash Sweep Payment is payable to the NLF and is convertible into Convertible Shares at their option. The accounting for the NLF Cash Sweep Payment is likely to impact the New British Energy Group’s reserves. Other matters include the accounting for the New Spent Fuel Agreements, issuance of the CTA Bonds, the CTA Agreements and any related derivative and embedded derivatives. As any qualifying derivatives under UK GAAP are likely to be accrual accounted, the mark to market accounting of derivatives is likely to result in additional volatility in the New British Energy Group’s profit and loss account under US GAAP.

As work to determine the US GAAP accounting consequences of the Restructuring is still ongoing, it is not possible to provide any conclusions at this time on the US GAAP accounting models that will be applied by New British Energy going forward.

PART IV — FINANCIAL INFORMATION— (Continued)

SECTION 7: IMPLICATIONS TO THE NEW BRITISH ENERGY GROUP OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

On 29 September 2003, the Commission formally approved a regulation to adopt international accounting standards for the purpose of financial reporting for publicly traded companies within the EU. Along with many UK registered companies, for British Energy the regulation will require the use of International Accounting Standards and International Financial Reporting Standards (collectively referred to as “IFRS”) in preparing its consolidated financial statements from 1 April 2005 onwards. The first financial report that New British Energy Group publishes under the international accounting standards will be for the quarter ended 30 June 2005.

In preparation for the implementation of IFRS, British Energy initiated a project to review the impact on its business and future reporting of financial results. The first phase of the project, which has been completed, involved the identification of key accounting measurement and disclosure issues. The second phase of the project has commenced and aims to identify and implement the detailed changes required to the New British Energy Group’s accounting policies, information systems, management processes and financial reporting activities to ensure full compliance with IFRS.

Accounting under IFRS is unique when compared with both UK GAAP and US GAAP and the standards are, in the main, very new. A very significant body of new IFRS standards which will be mandatory for New British Energy Group’s financial statements from 1 April 2005, was published in final form by the International Accounting Standards Board in the period between November 2003 and March 2004. Two further International Accounting Standards (“IAS”), IAS32 and IAS39, which will have a significant impact on the accounting treatment of financial instruments held by the New British Energy Group, have not yet been endorsed in full by the EU.

Because of the extent of new regulation, there is no significant body of evidence or practice on which to draw when forming opinions regarding IFRS interpretation and application. In addition, whereas UK GAAP and US GAAP have a limited geographical coverage, British Energy and its advisors are required to consider IFRS practice which is currently evolving on a worldwide basis as a large number of countries simultaneously adopt the standards for the first time.

The reviews of IFRS which have been carried out to date have identified a number of areas where its application will result in significant change to the future reporting of New British Energy Group’s reported profitability and net assets. These changes will include financial instruments whereby, upon implementation of IAS39, certain financial instruments are expected to be required to be measured on a fair value basis; presentation and measurement of the changes in the New British Energy Group’s structure following completion of the Restructuring; recognition of pension scheme net asset values in the New British Energy Group balance sheet; and treatment of share-based compensation. There will also be differences in the presentation of the primary statements and notes to the financial statements.

The nature of the Restructuring is complex and contains unique terms, including those relating to the manner in which the Government will continue to provide support to the New British Energy Group post completion of the Restructuring. Some of the matters that New British Energy Group is considering include:

•	whether the change in corporate structure combined with a change in control in shareholding constitutes a business combination under IFRS that will result in application of purchase accounting to the Restructuring;

•	accounting for the uncontracted decommissioning and other nuclear liabilities and whether or not these liabilities should remain on New British Energy Group’s balance sheet upon the Restructuring becoming effective;

PART IV — FINANCIAL INFORMATION— (Continued)

IMPLICATIONS TO THE NEW BRITISH ENERGY GROUP OF INTERNATIONAL FINANCIAL REPORTING STANDARDS—(Continued)

•	accounting for the NLF and whether or not it should be consolidated in New British Energy Group’s financial statements upon the Restructuring becoming effective. Also under consideration is the accounting for the annual contributions to be made by New British Energy Group to the NLF and the accounting for the investment performance of the assets held by the NLF;

•	accounting for the Government indemnity (as defined in Section 6 of this Part IV). Consideration is being given to the balance sheet recognition of the Government indemnity (as defined in Section 6 of this Part IV); and

•	accounting for the NLF Cash Sweep Payment which is payable to the NLF and is convertible into equity of New British Energy at the option of the Government.

Other matters include the accounting for the New Spent Fuel Agreements, issuance of the CTA Bonds, the CTA Agreements and any related derivative and embedded derivatives. The potential fair value accounting of derivatives is likely to result in additional volatility in the New British Energy Group’s future reported results under IFRS.

Therefore, at this stage, the full financial effect of IFRS cannot be accurately quantified with certainty due to the significant uncertainties that remain surrounding the interpretation of the new standards. When the process for determining the necessary changes to the New British Energy Group’s accounting policies and reporting of results has been fully concluded, shareholders will be informed of these changes together with details of all necessary adjustments to shareholders’ equity and results for any restated periods required at the appropriate time.

PART V — UNAUDITED PRO FORMA FINANCIAL INFORMATION

UNAUDITED PRO FORMA FINANCIAL INFORMATION

Basis of preparation

The unaudited pro forma consolidated income statement and net asset statement for the New British Energy Group (“pro forma financial information”), set out below, are based on the consolidated profit and loss account for the year ended 31 March 2004 and the balance sheet at that date of the British Energy Group, and the balance sheet of New British Energy, as set out in Part IV: Financial information, after making the adjustments as set out below.

The pro forma financial information has been prepared, for illustrative purposes only, to provide information about how the proposed listing of the New Shares, Warrants and New Bonds, as well as the terms of the Restructuring, might have affected the consolidated net asset statement of the New British Energy Group as at 31 March 2004 and the consolidated income statement for the year ended 31 March 2004. No adjustments have been made to reflect any transactions other than as described in this section.

The implementation of the Restructuring will follow the principles of acquisition accounting which will require the consideration and the assets and liabilities to be fair valued. The fair value adjustments may have a significant impact on the results and financial position of the New British Energy Group once the Restructuring becomes Effective. The valuation methodology under UK GAAP requires the New British Energy Group to use the circumstances prevailing at the time of the Restructuring. Therefore, the magnitude of those adjustments will only be determinable at or after the Restructuring Effective Date and, as a result, no fair value adjustments have been reflected in the pro forma financial information.

The determination of goodwill that will be included in the published financial statements of the New British Energy Group is dependent upon the calculation of the fair value adjustments, including those described in note 2 to the unaudited pro forma net asset statement, and the resultant goodwill will be reviewed separately for impairment at that date.

The pro forma financial information does not take account of the trading results or movements in working capital and cash flows of British Energy and its subsidiaries between 1 April 2004 and the Restructuring Effective Date. There is no material taxation impact for the adjustments set out below on the pro forma income or net asset statements.

Because of the nature of pro forma financial information, it may not give a true picture of the results and financial position of the New British Energy Group and has been prepared for illustrative purposes only.

PART V — UNAUDITED PRO FORMA FINANCIAL INFORMATION—(Continued)

UNAUDITED CONSOLIDATED PRO FORMA INCOME STATEMENT FOR THE YEAR ENDED 31 MARCH 2004

											Pre-Restructuring excluding discontinued activities income statement		Pro-forma post-Restructuring income statement
	Pre- Restructuring	Adjustments		Pre- Restructuring excluding discontinued activities	Adjustments					Post- Restructuring	Exceptional items	Pre- exceptional items	Exceptional items	Pre- exceptional items
		£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Notes	1	2	3		4	5	6	7	8		9	9	9	9
Turnover:
Group and share of discontinued joint venture turnover	—	1,660	(144)	1,516	—	—	—	—	—	1,516	—	1,516	—	1,516
Less: share of turnover in discontinued joint venture	—	(144)	144	—	—	—	—	—	—	—	—	—	—	—

Group turnover	—	1,516	—	1,516	—	—	—	—	—	1,516	—	1,516	—	1,516

Operating costs before exceptional items	—	(1,459)	—	(1,459)	58	—	(102)	—	—	(1,503)	—	(1,459)	—	(1,503)
Exceptional operating items	—	283	—	283	—	—	—	—	(13)	270	283	—	270	—

Operating costs after exceptional operating items	—	(1,176)	—	(1,176)	58	—	(102)	—	(13)	(1,233)	283	(1,459)	270	(1,503)

Group operating profit	—	340	—	340	58	—	(102)	—	(13)	283	283	57	270	13
Share of operating profit of discontinued joint venture	—	21	(21)	—	—	—	—	—	—	—	—	—	—	—

Operating profit: Group and share of discontinued joint venture	—	361	(21)	340	58	—	(102)	—	(13)	283	283	57	270	13
Exceptional gain on sale of joint venture and businesses	—	47	(47)	—	—	—	—	—	—	—	—	—	—	—

Financing (charges)/credits
Revalorisation (charges)/credits	—	(185)	(2)	(187)	—	—	215	(5)	(28)	(5)	—	(187)	—	(5)
Net interest	—	(64)	—	(64)	—	26	—	—	—	(38)	—	(64)	—	(38)
Exceptional revalorisation credits/(charges)	—	68	(22)	46	—	—	—	—	(46)	—	46	—	—	—
Exceptional financing credits	—	5	—	5	—	—	—	—	—	5	5	—	5	—

Profit on ordinary activities before taxation	—	232	(92)	140	58	26	113	(5)	(87)	245	334	(194)	275	(30)
Taxation on profit on ordinary activities	—	2	(2)	—	—	—	—	—	—	—	—	—	—	—

Profit/(loss) attributable to shareholders	—	234	(94)	140	58	26	113	(5)	(87)	245	334	(194)	275	(30)

PART V — UNAUDITED PRO FORMA FINANCIAL INFORMATION—(Continued)

Notes to the unaudited pro forma consolidated income statement:

1.	This column represents the income statement of New British Energy, prior to the acquisition of the British Energy Group.

2.	This column corresponds to the profit and loss account of British Energy Group for the year ended 31 March 2004 and has been extracted without adjustment from the Accountants’ Report as set out in Part IV: Financial information. This adjustment represents the impact on the income statement of the acquisition of British Energy Group by New British Energy as if the acquisition occurred at 1 April 2003.

3.	Included within the profit and loss account of the British Energy Group for the year ended 31 March 2004, are profits from discontinued operations. It was a condition of the Restructuring that these operations were disposed of before the Restructuring Effective Date, hence they have been removed from the pro forma income statement. The £144m adjustment to turnover removes the share of turnover from AmerGen. The rest of the adjustment can be analysed as follows:

	Discontinued operations related to
	Amergen	Bruce Power	Offshore Wind	Total
	£m	£m	£m	£m
Share of operating profit	21	—	—	21
Gain on disposal	37	8	2	47
Revalorisation	2	—	—	2
Exceptional revalorisation credit	22	—	—	22
Taxation	—	2	—	2

	82	10	2	94

4.	The adjustment of £58m reflects the implementation of the New Spent Fuel Agreements with BNFL which are conditional on the Restructuring but as a result of the standstill arrangements, the pricing provisions apply to the existing back-end fuel contracts from 1 April 2003. The adjustment reflects a reduction in the operating expense under the existing back-end fuel contracts during the year.

5.	Included within the profit and loss account for the year ended 31 March 2004 is £75m of interest and associated costs arising under the standstill agreements on outstanding amounts related to the Existing Bonds, the fuel cycle contracts with BNFL and the Eggborough debt. Following the Restructuring becoming effective, £700m of new debt will be issued (with a coupon rate of 7 per cent.) and interest charged under the standstill arrangements will fall away. On an annual basis, the estimated interest charge for these New Bonds will be £49m. As a result, a net reduction of £26m has been made to the interest line in the pro forma income statement above.

6.	As discussed in adjustment 5 to the pro forma net asset statement, after the Restructuring becomes effective, the New British Energy Group is required to pay 65 per cent. of its adjusted net, free cash flow into the NLF (the NLF Cash Sweep Payment). On the Restructuring becoming effective, the initial recognition of the opening provision for the NLF Cash Sweep Payment will be treated as a fair value adjustment. After initial recognition, increases or decreases in the provision for the NLF Cash Sweep Payment will be respectively charged or credited to the profit and loss account. Therefore, the pro forma income statement has been charged with 65 per cent. of the increase in the cash balance from 1 April 2003 to 31 March 2004. This has been calculated as follows:

£m
Cash and liquid funds balance at 31 March 2004	573
Cash and liquid funds balance at 31 March 2003	333

Increase during the year	240

65% of movement	156

PART V — UNAUDITED PRO FORMA FINANCIAL INFORMATION—(Continued)

Similarly, as discussed in adjustment 5 to the pro forma net asset statement, an adjustment to net financial working capital is required to reflect the fact that these balances will eventually be converted to cash and, therefore, will eventually be included in the NLF Cash Sweep Payment. The £54m adjustment has been calculated as follows:

£m
Financial working capital balance at 31 March 2004	(131)
Financial working capital balance at 31 March 2003	(47)

Decrease during the year	(84)

65% of movement	(54)

The net impact of these adjustments result in a charge to the NLF Cash Sweep Payment mechanism of £102m in the pro forma income statement for the year ended 31 March 2004.

Under the terms of the Nuclear Liabilities Agreements, the New British Energy Group’s nuclear liabilities will be underwritten by the Government indemnity (as defined in section 6 of Part IV: Financial information). The £215m adjustment reflects the incorporation of the movement in the year in the Government indemnity resulting in a revalorisation credit equivalent to the amount of revalorisation of the nuclear liabilities for the year. For more details on this adjustment, see adjustment 5 to the pro forma net asset statement.

7.	Following the Restructuring becoming effective, as discussed in note 5 to the pro forma net asset statement, the New British Energy Group will contribute £20m per annum to the NLF (stated in March 2003 values and adjusted for RPI) tapering off as the nuclear power stations are currently scheduled to close. A provision will be established on Restructuring Effective Date for the present value of the amounts due under this fixed payment schedule, as part of the fair value exercise. The £5m charge recognised in this adjustment represents the profit and loss impact of the unwinding of the discount on that provision for the year.

8.	In note 5 to the pro forma net asset statement, the accounting for the Government indemnity is discussed. The initial recognition of the Government indemnity will not impact the income statement since it will form part of the acquisition accounting. However, in subsequent years movements in the indemnity’s value will be recognised in the profit and loss account. However, once the Restructuring becomes effective, there will be no net profit and loss account impact associated with the movements in the value of the NLF receivable as it will be offset by an equal and opposite movement in the element of the receivable supported by the Government indemnity. As a result, in the income statement for the New British Energy Group the following items related to the revalorisation of the decommissioning fund have been reversed:

Profit and loss movements associated with NDF/NLF	£m
Exceptional revalorisation—operating	13
Revalorisation	28
Exceptional revalorisation—finance	46

87

9.	Due to the significance of the exceptional items recognised during the year ended 31 March 2004, the pre and post Restructured income statements (excluding discontinued activities) are analysed to show the results before exceptional items.

PART V — UNAUDITED PRO FORMA FINANCIAL INFORMATION—(Continued)

UNAUDITED CONSOLIDATED PRO FORMA NET ASSET STATEMENT AS AT 31 MARCH 2004

	Pre-Restructuring	Adjustments						Net assets pre goodwill adjustment	Goodwill adjust- ment	Pro-forma post- Restructuring
	£m	£m	£m	£m	£m	£m	£m		£m	£m
Notes	1	2	3	4	5	6	7		8
Tangible fixed assets	—	931	—	—	—	—	(341)	590	—	590
Investments	—	4	—	—	—	—	—	4	—	4
Goodwill	—	—	—	—	—	—	—	—	1,372	1,372

Fixed assets	—	935	—	—	—	—	(341)	594	1,372	1,966

Current assets
Decommissioning fund/Government indemnity	—	440	—	275	3,563	—	—	4,278	—	4,278
Stocks	—	350	—	—	—	—	—	350	—	350
Debtors	—	374	—	—	—	—	—	374	—	374
Investments—liquid funds (including collateral)	—	311	—	—	—	—	—	311	—	311
Cash at bank	—	262	—	—	—	—	—	262	—	262

	—	1,737	—	275	3,563	—	—	5,575	—	5,575

Creditors: amounts falling due within one year
Borrowings	—	(197)	—	(10)	—	183	—	(24)	—	(24)
Other	—	(1,250)	373	—	(20)	316	—	(581)	—	(581)

	—	(1,447)	373	(10)	(20)	499	—	(605)	—	(605)

Net current assets	—	290	373	265	3,543	499	—	4,970	—	4,970

Total assets less current liabilities	—	1,225	373	265	3,543	499	(341)	5,564	1,372	6,936
Creditors: amounts falling due after more than one year
Nuclear liabilities >1 year	—	(1,893)	(375)	—	—	—	—	(2,268)	—	(2,268)
Borrowings	—	(686)	—	(265)	—	275	—	(676)	—	(676)
Creditors due to NLF	—	—	—	—	(212)	—	—	(212)	—	(212)
Provision for cash sweep	—	—	—	—	(287)	—	—	(287)	—	(287)
Provisions for liabilities and charges	—	(1,812)	(53)	—	—	—	—	(1,865)	—	(1,865)

Net (liabilities)/assets	—	(3,166)	(55)	—	3,044	774	(341)	256	1,372	1,628

Notes to the unaudited pro forma consolidated net asset statement:

1.	This column corresponds to the net assets of the New British Energy Group before the acquisition of British Energy, and has been extracted without adjustment from the financial information in the Accountants’ Report as at 8 October 2004 as set out in Part IV: Financial information.

2.	This adjustment represents the acquisition of the consolidated net assets of the British Energy Group based on their book value as at 31 March 2004 before any fair value adjustments as they cannot be accurately calculated at this date, as explained in the basis of preparation. The net asset information for the British Energy Group as at 31 March 2004 has been extracted without adjustment from the Accountants’ Report as set out in Part IV: Financial information.

PART V — UNAUDITED PRO FORMA FINANCIAL INFORMATION—(Continued)

The accounting for the Restructuring is expected to follow the principles of acquisition accounting as a result of the significant change in ownership of the Group. Acquisition accounting will result in significant changes to the share capital and reserves of the Group as well as the requirement to fair value the assets and liabilities.

The fair value adjustments will be assessed as at the Restructuring Effective Date and it is expected that they will include, but may not be limited to, fixed assets, pension scheme deficits, deferred tax assets, commitments to purchase and sell electricity, contingent liabilities and assets, and stock. In addition, the fair value of the consideration will be assessed as detailed in adjustment 8 below.

The fair value of fixed assets is expected to be assessed on a value in use basis as the net present value of estimated future cash flows from the fixed assets. Those estimates will require judgments on a number of significant variables including electricity prices, operating costs and output projections. To the extent that cash flows are recognised in the fair value of other assets or liabilities (for example, in the fair value of the pension scheme deficits) they would be omitted from the fair value assessment of the fixed assets.

A consequence of the change in estimates and the changes in cash flows attributable to fixed assets following implementation of the Restructuring and consequent changes to payments for fuel and nuclear liabilities, as well as potential changes in discount rates, is that the fair values of fixed assets may, or may not, be significantly different from the carrying values of those fixed assets as included in the financial statements of the British Energy Group at 31 March 2004.

3.	The adjustment of £55m to net assets in adjustment 3 relates to the revision of BNFL back-end contractual arrangements. This adjustment can be analysed as follows:

	Unrestructured	Restructured	Difference
Nuclear Liabilities	£m	£m	£m
Creditors < 1 year	(554)	(181)	373
Nuclear liabilities > 1 year	(1,893)	(2,268)	(375)
Provisions	(1,776)	(1,829)	(53)

Total	(4,223)	(4,278)	(55)

Creditors < 1 year have been reduced by £373m to reflect the reduction in amounts payable to BNFL under the revised terms that are conditional on the completion of the Restructuring.

A consequence of these new arrangements is that on the Restructuring Effective Date, the New British Energy Group will recognise liabilities under Historic Fuel Agreements for spent fuel services costs related to all fuel loaded before the Effective Date. Accordingly, nuclear liabilities have been increased as the British Energy Group previously provided for these liabilities as the fuel was consumed. Adjustments of £375m and £53m have, therefore, been made to reflect these new liabilities in respect of contracted and uncontracted liabilities for the present value of the cost of spent fuel services for unconsumed fuel in the reactor as at 31 March 2004.

Under the New Spent Fuel Agreements, ownership of the AGR fuel loaded after the Effective Date reverts after use to BNFL and therefore New British Energy Group is no longer directly responsible for storage, reprocessing and disposal costs beyond those paid under the agreements. No adjustment is required at 31 March 2004, but going forward, the New British Energy Group’s AGR back-end fuel costs for these services will be £150,000 (stated in March 2003 monetary values and adjusted for RPI) per tonne of uranium in AGR fuel loaded. In addition the New British Energy Group will make further annual payments which will include a rebate and surcharge mechanism based on the out-turn of output and electricity market prices in that year.

PART V — UNAUDITED PRO FORMA FINANCIAL INFORMATION—(Continued)

4.	The NLF will initially be funded by the assets in the NDF together with £275m of New Bonds issued to the NLF on the Restructuring Effective Date. This adjustment represents the New Bonds being contributed to the NLF, with £10m being repayable in less than one year and £265m being payable in over one year, in line with the New Bonds amortisation schedule.

5.	This adjustment reflects the incorporation of the Government indemnity, which will be provided to fund services for spent AGR fuel loaded pre-Restructuring, and any future shortfall on NLF funding of qualifying uncontracted nuclear liabilities (including PWR back-end fuel services) and qualifying nuclear decommissioning costs.

The adjustment to the decommissioning fund/Government indemnity of £3,563m represents the shortfall between the present value of the nuclear liabilities and the aggregate of the market value of the decommissioning fund at 31 March 2004 and the face value of the New Bonds to be issued to the NLF (see adjustment 4 above). The indemnity recognised is calculated as follows:

£m
Total nuclear liabilities (assuming the Restructuring becomes effective) (see adjustment 3 to the pro forma net asset statement)	4,278
Decommissioning fund at 31 March 2004	(440)
New bonds issued to the decommissioning fund (see adjustment 4 to the pro forma net asset statement)	(275)

Indemnity recognised in the pro forma net asset statement	3,563

Following the Restructuring becoming effective, the New British Energy Group will contribute to the NLF £20m per annum (stated in March 2003 monetary values and adjusted for RPI) tapering off over time as the nuclear power stations are scheduled to close in addition to £150,000 per tonne (stated in March 2003 monetary values and adjusted for RPI) of uranium in PWR fuel loaded and the NLF Cash Sweep Payment.

The adjustment of £20m to creditors under one year, and £212m to creditors due over one year, relates to the recognition of a liability for the present value of the schedule of fixed payments of £20m per annum (adjusted as above) commitment due to the NLF.

The NLF Cash Sweep Payment is initially defined as 65 per cent. of the New British Energy Group’s net cash flow after adjusting for certain matters. In restricted circumstances, New British Energy is permitted to carry forward cash from one year to the next (thereby deferring the potential NLF Cash Sweep Payment into future years) where certain significant committed (as approved by the Board) future cash outflows are expected.

Following the Restructuring becoming effective, the New British Energy Group will be required to retain a minimum amount of cash in reserve, initially set at a target of £490m, which can be adjusted for any incremental collateral requirements over £200m, prior to the proposed NLF Cash Sweep Payment being made, to support collateral and liquidity requirements post Restructuring. In future periods, the agreement requires that the cash reserves are maintained at levels adjusted to reflect changes to collateral requirements. Consequently, over time 65 per cent. of the liquid resources is due to be contributed to the NLF. In recognition of this a provision for £372m (less £83m for working capital see below) has been provided for this liability, representing 65 per cent. of the Group’s cash and liquid funds balance at 31 March 2004. The element of this provision that would have accrued during the year ended 31 March 2004 is detailed in the income statement pro forma

PART V — UNAUDITED PRO FORMA FINANCIAL INFORMATION—(Continued)

adjustment 6. The provision for net financial working capital balances as at 31 March 2004 has been calculated as follows:

	2004	2003
	£m	£m
Debtors	374	387
Less pension debtor >1 year	(101)	(72)

Debtors <1 year	273	315
Creditors <1 year (restructured balance)	(605)	(538)
Less: BNFL creditor restructured balance	181	176
Less: NLF contribution <1 year	20	—

	(131)	(47)

Adjustment 65% of working capital balance	85	31

At 31 March 2004, the British Energy Group had negative working capital and therefore the cash sweep provision has been reduced by £85m to £287m. However, since the working capital reversals flow into future cash flows used in the assessment of the value of fixed assets, a corresponding adjustment to fixed asset values has been made (see pro forma net asset adjustment 7 below).

The Electricity (Miscellaneous Provisions) Act was enacted on 8 May 2003 and included confirmation that the New British Energy Group would not be taxed on the initial recognition of the new Government indemnity arrangements.

6.	The New Bonds will be issued, together with the New Shares, in return for the Bondholders, Significant Creditors and BNFL agreeing to compromise the amounts owing to them. The adjustments represent the difference between the carrying value of liabilities pre-Restructuring and the amounts for which they are compromised under the terms of the Restructuring.

The adjustments to the debt covered by Restructuring can be analysed as follows:

	Pre-Restructuring			Adjustments		Post-Restructuring
	£m	£m	£m	£m	£m	£m	£m	£m
	< 1 year	> 1 year	Total	< 1 year	> 1 year	< 1 year	> 1 year	Total
Bonds	110	298	408	(101)	(153)	9	145	154
Eggborough loan	87	388	475	(82)	(243)	5	145	150

	197	686	883	(183)	(396)	14	290	304
Creditors	316	—	316	(316)	121	—	121	121

	513	686	1,199	(499)	(275)	14	411	425

In addition to the post-Restructured debt above there are £275m of New bonds issued to the NLF as per adjustment 4 to the pro forma net asset statement.

The £183m and £316m adjustments reflect the compromise of the creditors, the Bonds and Eggborough loan amounts payable in under one year net of New Bonds issued payable in under one year, issued to creditors and Bondholders of £9m and the Eggborough Banks of £5m. The £275m adjustment represents the compromise of the £686m of Existing Bonds and Eggborough loan payable in over one year, net of the New Bonds issued to creditors of £121m, to Bondholders of £145m and to the Eggborough Banks of £145m.

7.

As a result of an impairment review as at 31 March 2004, the British Energy Group used a discounted cash flow basis to determine the carrying value of its nuclear power stations in its financial statements at 31 March 2004 (see adjustment 2 above). The Restructuring will

PART V — UNAUDITED PRO FORMA FINANCIAL INFORMATION—(Continued)

result in amendments to those cash flows to reflect revised contractual arrangements. The carrying value of the fixed assets has accordingly been reduced by £341m. The individual elements of this adjustment are discussed below:

£m
New BNFL contracts	(163)

NLF Cash Sweep Payment	(186)
Discount rate	93
Provision add back for working capital adjustment (see pro forma net asset adjustment 5)	(85)

(341)

The impairment calculation at 31 March 2004 was based on existing BNFL contracts. The New Spent Fuel Arrangements (and the amendments to the existing back-end agreements—the Historic Fuel Agreements) become effective on the Effective Date. Consequently, an adjustment has been made to the cash flows used to derive the carrying value of the fixed assets to reflect the revised pricing structure in the New BNFL Contracts that will apply after the Restructuring. As a consequence of the prices in the New BNFL Contracts being linked to the electricity price curve, the estimated projected costs would be higher in future years in the cash flow projections used to derive the carrying value of fixed assets at 31 March 2004. The net present value of the higher estimated costs included in those cash flows is £163m.

The NLF Cash Sweep Payment is discussed more fully above in adjustment 5 to the pro forma net asset statement. The adjustment of £186m reflects the reduction in the future cash flows as a result of the payments in the future.

The discount rate used in the net present value calculation has been reduced from 15 per cent. to 10 per cent. as management believes that, once the Restructuring has become effective, it will be appropriate to eliminate the element of risk of Restructuring not occurring included within the 15 per cent. discount rate. This approach is consistent with that adopted in the unaudited pro forma net asset statement included in the Annual Report for the year ended 31 March 2003. Therefore, to reflect the impact of Restructuring, this adjustment is required and has resulted in a £93m increase to the fixed asset value.

As discussed above in the pro forma net asset adjustment 5, the British Energy Group had negative working capital at 31 March 2004 and therefore, to reflect the negative working capital, the NLF Cash Sweep Payment provision of £372m was reduced by £85m to £287m . Since the working capital reversals flow into future cash flows used to calculate the fixed asset value, an amount equivalent to the reduction in the provision for NLF Cash Sweep Payments has been deducted from the fixed asset value as shown above.

8.	Adjustment 8 reflects the application of acquisition accounting principles (noted in adjustment 2 above) to record as goodwill the difference between the consideration for the acquisition of British Energy and the carrying value of the pro forma consolidated net assets. The consideration, which is represented by the issue of share capital in New British Energy, for the purposes of the pro forma financial information, has been calculated based on the most recently available externally quoted indication of the value of the shares to be issued.

The shares of British Energy have been delisted and will constitute only a small proportion of the share capital of New British Energy, and the current market value of those shares is therefore not considered to represent the most appropriate basis of valuation for the consideration. Rather, the excess of the market value of the Existing Bonds in British Energy (the holders of which will be entitled to a large fixed proportion of the New Shares)

PART V — UNAUDITED PRO FORMA FINANCIAL INFORMATION—(Continued)

as at 23 November 2004 (being the latest practicable date prior to the publication of this document) over the relevant face value of the New Bonds to be issued to those holders, is believed to represent currently the most appropriate indication of the value of shares to be issued as consideration.

This imputed value of the New Shares has been used to derive the imputed value for the total share capital to be issued. The value has been compared to the net book value (as adjusted) of the net assets shown in the pro forma consolidated net asset statement and the difference has been shown as goodwill.

The calculation uses the average of the Existing Bond bid/offer quoted price as at 23 November 2004 (being the latest practicable date prior to the publication of this document) of £235 per £100 of par value of the Existing Bonds as derived from market intelligence based on the value that transactions were quoted in the market place, as at that date. The calculation is as follows:

£m
Par value of Existing Bonds (A)	408
Mid market price (B)	£235 per £100 of par value
Total market value Existing Bonds (A x B)	959
Less value of standstill interest payable to holders of Existing Bonds up to assumed Restructuring Effective Date	(16)
Less value of New Bonds to be issued to New Bondholders (see adjustment 6 to the pro forma net asset statement)	(154)

Imputed value of new equity received by New Bondholders (C)	789

Existing Bond % of new equity adjusted for full exercise of Warrants (D)	48.44%
Imputed total equity value of BE post Restructuring (C/D)	1,628
Net asset value (see net assets pre goodwill adjustment)	(256)

Goodwill	1,372

Had the calculation been based on the market price of 13.75 pence per share of British Energy as at 20 October 2004 immediately prior to its delisting, then the illustrative consideration and resulting goodwill would have been £1,643m and £1,387m respectively, assuming that the warrants are issued to the shareholders.

In the consolidated financial statements of the New British Energy Group, the consideration will be fair valued such that the actual goodwill balance will be based on the difference between the fair value of the consideration paid which is expected to be determined by the prevailing share price or the bond price at the Restructuring Effective Date, compared to the fair value of the assets and liabilities acquired based on an assessment of the conditions prevalent at that time.

The pro forma financial information above does not include any fair value adjustments which will result from acquisition accounting.

Any goodwill arising will be assessed for impairment and any write-downs required will be charged to the profit and loss account. The pro forma financial information above does not reflect any potential write down or subsequent amortisation of any goodwill.

PART V — UNAUDITED PRO FORMA FINANCIAL INFORMATION—(Continued)

The Directors

British Energy Group plc

3 Redwood Crescent

Peel Park

East Kilbride

G74 5PR

Citigroup Global Markets Limited

Citigroup Centre

33 Canada Square

London

E14 5LB

29 November 2004

Dear Sirs

British Energy Group plc (the “Company”)

We report on the pro forma consolidated income statement and the pro forma consolidated net asset statement (“pro forma financial information”) set out in Part V of the document issued by the Company dated 29 November 2004. The pro forma financial information has been prepared, for illustrative purposes only, to provide information about how the proposed listing of the New Shares, Warrants and New Bonds, as well as the terms of the Restructuring might have affected the consolidated net asset statement of the Company as at, and the consolidated income statement for the year ended, 31 March 2004.

Responsibilities

It is the responsibility solely of the directors of the Company to prepare the pro forma financial information in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority (the “Listing Rules”).

It is our responsibility to form an opinion, as required by the Listing Rules, on the pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 ‘Reporting on pro forma financial information pursuant to the Listing Rules’ issued by the Auditing Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the directors of the Company.

PART V — UNAUDITED PRO FORMA FINANCIAL INFORMATION—(Continued)

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion:

(a)	the pro forma financial information has been properly compiled on the basis stated;

(b)	such basis is consistent with the accounting policies of the Company; and

(c)	the adjustments are appropriate for the purposes of the pro forma financial information as disclosed pursuant to paragraph 12.29 of the Listing Rules.

Yours faithfully

PricewaterhouseCoopers LLP

Chartered Accountants

PART VI: FURTHER INFORMATION RELATING TO THE RESTRUCTURING

OVERVIEW

Background to Restructuring and Creditor Restructuring Agreement

On 1 October 2003, we announced that we had entered into binding agreements with certain key creditors (the Creditor Restructuring Agreement) and the Secretary of State (the Government Restructuring Agreement) setting out the principal terms of the Restructuring and the circumstances in which the Secretary of State would support the Restructuring. The implementation of the Restructuring under these agreements is subject to a number of significant uncertainties, important conditions and termination events.

On 12 October 2004, we announced that the Initial Conditions had been satisfied, including the receipt on 24 September 2004 by the Secretary of State of notification from the Commission that in so far as the Restructuring involves the grant of State Aid by the Government, such aid is compatible with the Common Market and the objectives of the Euratom Treaty (State Aid Approval) subject to certain conditions described below in the paragraph headed: State Aid. The implementation of the Restructuring is subject to the satisfaction of certain further conditions as set out below in the paragraph headed: Conditions to completion of the Restructuring.

The main terms of the Restructuring are set out in the Creditor Restructuring Agreement dated as of 30 September 2003 (as amended from time to time) and entered into by British Energy, certain other British Energy Group companies, Enron Capital & Trade Europe Finance LLC (ECTEF), Teesside Power Limited (TPL), Total Gas & Power Limited (Total), (Total, TPL and ECTEF collectively, the Significant Creditors), The Royal Bank of Scotland plc (RBS), the members of the ad hoc committee of British Energy’s Bondholders and British Nuclear Fuels plc (BNFL). By 31 October 2003, Bondholders representing in aggregate with RBS 88.8 per cent. of the combined amount owing to Bondholders and RBS had also entered into the Creditor Restructuring Agreement, along with all the lenders and swap providers in the syndicate of Eggborough banks (each an Eggborough Bank). A more detailed summary of the Creditor Restructuring Agreement is set out below in the paragraph headed: Continuation of the Standstill Arrangements.

The Restructuring involves the Bondholders, the Eggborough Banks, RBS and the Significant Creditors compromising their claims against the British Energy Group in exchange for, amongst other things, the issue to those creditors of New Bonds of our subsidiary Holdings plc and New Shares of the Company. The Restructuring contemplates that the Bondholders and RBS will compromise their claims through a scheme of arrangement under section 425 of the Act (referred to as the Creditors’ Scheme). The Significant Creditors will extinguish all, and the Eggborough Banks will extinguish part, of their existing claims against the British Energy Group pursuant to the various arrangements under the Creditor Restructuring Agreement and related documents.

Taking into account a number of factors, the identity of the relevant debtor, and the amounts owed between British Energy and its principal subsidiaries, British Energy and the other parties to the Creditor Restructuring Agreement agreed the allocation of the New Bonds and New Shares to be issued to Creditors pursuant to the Restructuring in respect of unsecured claims, assuming that the Members’ Scheme does not become Effective, as follows:

	New Shares if Members’ Scheme does not become Effective		New Bonds (to Creditors only) (£ in m) (2) (approx.)
Creditors as at 1 October 2003 (1)	No. of New Shares (in m approx.)	% of issued shares capital (4)
Bondholders	293.4	52.3	154.0
RBS	26.9	4.8	14.2
TPL	80.8	14.4	43.5
Total	43.2	7.7	23.3
ECTEF	38.1	6.8	20.0
Eggborough Banks	78.5	14.0	20.0	(3)
TOTAL	561.0	100.0	275.0

PART VI: FURTHER INFORMATION RELATING TO THE RESTRUCTURING—(Continued)

Source: British Energy

Notes:

(1)	TPL, Total and ECTEF have since assigned certain of their respective interests under the Creditor Restructuring Agreement and their respective claims against the British Energy Group to Deutsche Bank AG, London (Deutsche Bank) which is consequently, a Significant Creditor. We are aware that a proportion of these interests may have been sub-participated to third parties. The interest of Deutsche Bank in the Ordinary Shares at the date of this document and as expected immediately following Admission, in so far as is known to us, is disclosed in Part X: Additional information, paragraph 6.3.

(2)	In addition, the NLF will receive £275m of New Bonds and a right to receive the NLF Cash Sweep Payment together with further amounts payable under the Contribution Agreement (see below paragraph headed: Contribution Agreement).

(3)	Excludes £150m bond-equivalent payments through the Amended Credit Agreement (see below paragraph headed: Eggborough Arrangements).

(4)	Percentage of issued share capital immediately following Admission excluding the impact of the NLF Cash Sweep Payment, the Warrants and Employee Options.

The total number of New Bonds issued and outstanding as part of the Restructuring shall be £700m (including the £150m of CTA Bonds (the CTA Bonds)). The NLF will receive £275m of the New Bonds and EPL shall hold the CTA Bonds and use the payments it receives under the CTA Bonds to meet its corresponding payment obligations under the Amended Credit Agreement.

The arrangements with the Secretary of State under the Government Restructuring Agreement relate principally to the restructuring of the nuclear liabilities of the British Energy Group. These arrangements are summarised below in the paragraph headed: Government Restructuring Agreement.

The Significant Creditors, BNFL, RBS and the Eggborough Banks are entitled to transfer their rights under the Creditor Restructuring Agreement and their claims against the British Energy Group after 31 October 2003 provided any transferee agrees to be bound by the Creditor Restructuring Agreement and subject to certain other conditions. In addition, the Bondholders who are a party to the Creditor Restructuring Agreement (referred to as the Consenting Bondholders) are entitled to transfer any interest in their respective Existing Bonds provided that the transferee is already a Consenting Bondholder or agrees to be bound by the Creditor Restructuring Agreement.

The Creditors’ Scheme

The Restructuring will be implemented through a debt for equity and debt swap to be effected through the Company and its subsidiary Holdings plc. Holdings plc will assume all of British Energy’s liabilities to Bondholders and its liabilities to RBS in respect of the RBS Indebtedness and will novate part of these assumed liabilities to us. In return for this novation of liabilities, Holdings plc will issue shares to us. The claims of the Bondholders and RBS will then be compromised in exchange for the New Bonds to be issued by Holdings plc, the New Shares to be issued by us and the payment of Admitted Interest in respect of the RBS Indebtedness only, (Admitted Interest in respect of Bond Indebtedness will be transferred to Bondholders outside of the Creditors’ Scheme). Thereafter we will be the ultimate holding company of the New British Energy Group.

To become Effective, the Creditors’ Scheme must be approved by a majority in number of the relevant creditors representing three-fourths in value of creditors’ claims (in each case of those creditors present and voting). The Creditors’ Scheme must then receive the sanction of the Court and the Court order sanctioning the Creditors’ Scheme must be filed with the Scottish Registrar.

The Creditors’ Scheme Circular was made available to RBS and Bondholders on the same date as this document.

PART VI: FURTHER INFORMATION RELATING TO THE RESTRUCTURING—(Continued)

Mechanics for implementation of the Restructuring

In addition to the arrangements under the Creditor Restructuring Agreement and the Creditors’ Scheme, we plan to implement the Restructuring in one of three ways:

•	through a scheme of arrangement between British Energy and British Energy Shareholders (the Members’ Scheme) which will require British Energy Shareholder approval and the sanction of the Court; or

•	if British Energy Shareholders do not approve the Members’ Scheme (or if it otherwise Lapses), by British Energy disposing of its Business to our subsidiary Holdings plc in exchange for it agreeing to discharge British Energy’s liabilities (the Disposal). The Disposal would, if British Energy was listed at the time of the Disposal, require British Energy Shareholder approval in accordance with the Listing Rules. Such approval ceased to be required following cancellation of the British Energy Share listings but British Energy is, nonetheless, seeking approval of the Disposal from its Ordinary Shareholders at an extraordinary general meeting; or

•	if British Energy Shareholders do not approve the Members’ Scheme (or if it otherwise Lapses) and Ordinary Shareholders do not approve the Disposal, by British Energy proceeding with the Disposal without such approval as required under the terms of the Creditor Restructuring Agreement.

The above methods for implementing the Restructuring are described in more detail below.

Members’ Scheme

Under the Members’ Scheme to be proposed by British Energy to British Energy Shareholders, British Energy would cancel its existing Ordinary Shares and A Shares, and would become our wholly-owned subsidiary. The Members’ Scheme will require approval of a majority in number of holders present and voting of each class of shares namely, the holders of the Ordinary Shares and A Shares, representing at least three-fourths of the votes cast by that class at separate meetings of British Energy convened by order of the Court. The Members’ Scheme will also require Ordinary Shareholder approval at an extraordinary general meeting of British Energy and sanction by the Court. Following the Members’ Scheme becoming Effective, British Energy will then be transferred to our subsidiary, Holdings plc, in exchange for it issuing shares to us. Thereafter, British Energy will be a wholly-owned subsidiary of Holdings plc.

If British Energy Shareholders approve the Members’ Scheme, they will receive New Shares representing 2.5 per cent. of our issued share capital immediately following implementation of the Restructuring. In addition, British Energy Shareholders will also receive Warrants entitling them to subscribe for New Shares equal to 5 per cent. of our thereby diluted share capital immediately following implementation of the Restructuring (excluding the impact of the Employee Options and conversion of the NLF Cash Sweep Payment which is summarised below in the paragraph headed: Contribution Agreement).

A description of the conditions of the Warrants is set out below in Part VIII: Conditions of the Warrants, and a summary of our articles of association (Articles) and the articles of association of Holdings plc is set out below in Part X: Additional information, paragraph 3.

The Members’ Scheme Circular was posted to British Energy Shareholders on the same date as this document.

Disposal with Ordinary Shareholder approval

If British Energy Shareholders do not approve the Members’ Scheme or it otherwise Lapses, the Restructuring will be implemented pursuant to the Disposal. The Disposal would, if British Energy were listed at the time of such Disposal, constitute a “Class 1” transaction for the

PART VI: FURTHER INFORMATION RELATING TO THE RESTRUCTURING—(Continued)

purposes of the Listing Rules requiring British Energy Shareholder approval. As explained further below, the listings of the British Energy Shares were cancelled by the UKLA with effect from 21 October 2004 and, therefore, no shareholder approval of the Disposal under the Listing Rules is required. British Energy is, nonetheless, seeking approval of the Disposal from its Ordinary Shareholders at the extraordinary general meeting of British Energy to be held on 22 December 2004. For the Disposal to be approved it will be necessary for only a simple majority of the Ordinary Shareholders voting at that meeting to vote in favour of the Disposal. If British Energy Shareholders do not vote in favour of the Members’ Scheme (or it otherwise Lapses) but Ordinary Shareholders vote in favour of the Disposal, then British Energy Shareholders will not receive any New Shares but will receive Warrants entitling them to subscribe for New Shares equal to 5 per cent. of our thereby diluted share capital immediately following completion of the Restructuring (excluding the impact of the Employee Options and conversion of the NLF Cash Sweep Payment).

Disposal without Ordinary Shareholder approval

On 3 September 2004 two groups of shareholders together holding 10.22 per cent. of British Energy’s Ordinary Shares, requisitioned an extraordinary general meeting of British Energy. The resolutions proposed by Polygon and Brandes sought to stop British Energy from taking certain actions which may be necessary to implement the Restructuring. In response, certain of the Bondholders commenced proceedings in London against Polygon and Brandes for, amongst other things, the tort of procuring or inducing a breach of the Creditor Restructuring Agreement or otherwise interfering with its due performance. British Energy also commenced proceedings against Polygon and its associates in New York in relation to an SEC filing required to be made by Polygon in relation to its interests in British Energy. In accordance with its obligations under the Act, British Energy sent British Energy Shareholders a circular on 24 September 2004 containing a notice of the Requisitioned EGM.

If passed, one of the resolutions proposed at the Requisitioned EGM would have had the effect of requiring British Energy to seek British Energy Shareholder approval prior to applying for the cancellation of its listings. If British Energy were required to take steps to cancel the London listing of its shares in circumstances where British Energy Shareholders did not approve the Members’ Scheme or the Disposal, but could not do so as a result of a failure to achieve such British Energy Shareholder approval, British Energy believes, having taken legal advice, that it would be likely to be in breach of the Creditor Restructuring Agreement.

British Energy was informed by certain creditors to whom the Group owes significant amounts that if that happens and they could not compel the Company to perform its obligations under the Creditor Restructuring Agreement, they would take steps to terminate the Creditor Restructuring Agreement and the related standstill arrangements. Further they said that they would then take steps to recover amounts owing to them including taking steps to force British Energy into administration. If that had happened, British Energy believed that the other creditors who are also a party to the Creditor Restructuring Agreement would also demand payment. Therefore the Group would be required to pay approximately £1.5 billion to Creditors. The Group did not and does not have the resources to pay that amount. As a result of such breach of the Creditor Restructuring Agreement, British Energy may have been exposed to significant claims for damages for breach of contract. Moreover, because the creditors said that they would demand immediate repayment of monies which British Energy judged, for the reasons set out above, it would be unable to pay, British Energy considered that its directors would have no choice but to place British Energy into administration.

For this reason, the board of British Energy decided that it should apply for the UKLA to cancel the listings of the Ordinary Shares and A Shares as soon as practicable. In accordance with the Listing Rules, British Energy sent its shareholders a circular on 23 September 2004 notifying

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them of its intention to apply for the UKLA to cancel the listings of the Ordinary Shares and A Shares. This and the other steps described in the circular relating to the Requisitioned EGM were intended to mitigate the damage that might be caused if the resolutions had been passed at the Requisitioned EGM.

On 30 September 2004 Polygon announced that it had agreed, amongst other things, not to further oppose the Restructuring. In this announcement, Polygon stated its belief that, having considered British Energy’s recent circulars, there was no commercial logic for it supporting the resolutions to be considered at the Requisitioned EGM and consequently confirmed that it would vote against the resolutions. On that day, British Energy announced that it would be withdrawing its action against Polygon in New York and that the Bondholders had agreed terms to stop the proceedings in London insofar as they related to Polygon. Brandes subsequently announced on 6 October 2004, that it was not going to pursue the matter further for the time being but that it would continue to monitor events so that it may take appropriate steps to promote the legitimate interests of its clients.

Following an application by British Energy for the UKLA to cancel the listings of the British Energy Shares from the Official List, the UKLA cancelled the listings of the British Energy Shares with effect from 8.00 a.m. on 21 October 2004. On the following day British Energy announced that none of the resolutions proposed at the Requisitioned EGM had been passed. Although the British Energy Shares are no longer listed on the Official List, the London listings of the Existing Bonds have not been cancelled and British Energy, therefore, remains subject to the continuing obligations applying to issuers of specialist debt securities under the Listing Rules. British Energy is exempt from the other continuing obligation provisions of the Listing Rules which apply to issuers of equity securities but intends to comply with these obligations as if the listings of the British Energy Shares had not been cancelled. It will not, however, regard itself as being subject to the requirements of the Listing Rules to seek shareholder approval for significant transactions such as the Disposal or related party transactions. Therefore, although Ordinary Shareholders are being asked to approve the Disposal, if the Disposal is not approved in circumstances where the Members’ Scheme has not become Effective, British Energy will proceed with the Disposal without such approval. Cancellation of the listings itself does not affect the terms of the Restructuring and British Energy Shareholders will still have the opportunity to receive New Shares and Warrants if they approve the Members’ Scheme or only Warrants if they only approve the Disposal.

If British Energy proceeds with the Disposal (either with or without Ordinary Shareholder approval), British Energy Shareholders will remain holders of British Energy Shares which will, following delisting, be unlisted securities. Following the Disposal, British Energy will cease to beneficially own any assets (including shares in subsidiary companies) as these will have been transferred to Holdings plc and the British Energy Shares will, therefore, be unlisted shares in an empty shell company with no value. In due course British Energy will be wound up or struck off the register on a solvent basis and there will be no further return to British Energy Shareholders.

Terms of different classes of shares

The issued share capital of British Energy includes Ordinary Shares and A Shares. The A Shares, in certain circumstances, have preferential rights on a liquidation over the Ordinary Shares. Since British Energy Shareholders would be highly unlikely to receive any return in a liquidation, British Energy believes (and has agreed in the Creditor Restructuring Agreement) that the theoretical preferential rights of the A Shareholders on a liquidation should be disregarded for the purposes of allocating consideration between the A Shareholders and the Ordinary Shareholders. Accordingly, since each class of British Energy Shareholder will be required to vote to approve the Members’ Scheme, if the Members’ Scheme becomes Effective, any New Shares and/or Warrants offered to British Energy Shareholders will be allocated between A Shareholders and Ordinary Shareholders pro rata to their shares outstanding. Similarly, if the Members’ Scheme does not become Effective but Ordinary Shareholders

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approve the Disposal, the Warrants to which British Energy Shareholders would be entitled will be allocated between Ordinary Shareholders and A Shareholders on the same basis. Therefore, the A Shareholders who hold approximately 81m A shares will receive approximately 11.5 per cent. of the total allocation to British Energy Shareholders and the Ordinary Shareholders who hold approximately 621m Ordinary Shares will receive approximately 88.5 per cent. of the total allocation to British Energy Shareholders.

Conditions to completion of the Restructuring

The implementation of the Restructuring is conditional upon the Creditors’ Scheme becoming Effective and either of the Members’ Scheme becoming Effective or the Disposal taking place (either with or without Ordinary Shareholder approval). Admission is conditional upon the occurrence of the Restructuring Effective Date.

As we announced on 12 October 2004, the Initial Conditions have been satisfied. In addition to the satisfaction of the Initial Conditions, the implementation of the Restructuring remains subject to the satisfaction of certain further conditions. In particular, the Restructuring is conditional on the Secretary of State not having determined and notified British Energy in writing that, in her opinion, the British Energy Group (including for this purpose the Company and Holdings plc) will be not be viable in all reasonably foreseeable conditions without access to additional financing (other than financing which the Secretary of State is satisfied has been committed and will continue to be available when required). Furthermore, British Energy has undertaken to the Creditors and the Secretary of State not to take the required steps to make the Creditors’ Scheme Effective in certain prescribed circumstances. One such prescribed circumstance is if the Creditors or the Secretary of State notify British Energy that there is a continuing Material Adverse Change.

The Creditor Restructuring Agreement also contains a number of termination events. A key termination event is that, unless otherwise agreed by the Creditors (including BNFL), the Secretary of State and British Energy, the Creditor Restructuring Agreement will automatically terminate (and consequently the Restructuring will not be implemented) if the Creditors’ Scheme has not become Effective by 12 noon on the earlier of: (i) 120 days after the last of the Initial Conditions has been satisfied; and (ii) 31 January 2005 (referred to as the Restructuring Long Stop Date). Further details of the conditions to the Restructuring are set out below in the paragraph headed: Restructuring conditions and termination.

The Restructuring Long Stop Date may be extended, in the case of the first such later date, by British Energy, BNFL, the requisite majorities of Creditors, and the Secretary of State and, in the case of any second or subsequent later date, all the parties to the Creditor Restructuring Agreement and the Secretary of State and, in the case of the Existing Bonds, by a written resolution of a simple majority of Bondholders of each series of Existing Bonds. The requisite majorities of Creditors for these purposes are: (i) one, some or all of RBS and the Consenting Bondholders together holding in aggregate more than £223m of Claim Amount, (ii) one, some or all of the Eggborough Banks whose participation in the Eggborough Credit Agreement and exposure under the EPL Swaps aggregates more than 66 2/3 per cent. of £514,968,727; and (iii) any two or more persons holding in aggregate more than £158m of the Claim Amount of the Significant Creditors.

Our indicative timetable for the Restructuring anticipates the Creditors’ Scheme becoming Effective and Admission occurring in mid-January. However, the indicative timetable is our best case expectation and subject to change and delay (see note 1 to the Indicative Timetable of Principal Events on page 3 of this document). We have, therefore, decided that it is prudent to seek an extension to the present long stop dates of 31 January 2005 and have proposed terms for an extension to at least 31 March 2005 to Creditors, BNFL and the Secretary of State.

The proposed extension to the Restructuring Long Stop Date under the Creditor Restructuring Agreement requires the agreement of British Energy, the holders of a majority of the claims of

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Bondholders and RBS, the Significant Creditors, BNFL and the holders of two-thirds of the Eggborough Banks’ debt and swap claims (including Barclays). In addition the provision of an extended RBS Letter of Credit is a condition of the proposed extension. The extension of the Creditor Restructuring Agreement also requires written resolutions of Bondholders to extend the standstill period under the terms of the Existing Bonds to be signed by a simple majority of the holders of each series of the Existing Bonds.

The Secretary of State is not a party to the Creditor Restructuring Agreement but, for technical reasons, her consent is required to enable that agreement to be extended in the manner contemplated. The Secretary of State’s agreement is also required and is being sought to extend the long stop date for completion of the Government Restructuring Agreement.

The proposed extension will (if it becomes effective) also preserve the possibility of extension of the Restructuring Long Stop Date under the Creditor Restructuring Agreement beyond 31 March 2005 and up to 31 October 2005. However, each of those parties and majorities who are required to agree the proposed extension would have absolute discretion as to whether to object to or confirm the continuation of the extension period beyond 31 March 2005 and may require amendments to the standstill and restructuring arrangements in connection with the Restructuring being completed after 31 March 2005. Furthermore the agreement of the Secretary of State would be required to extend the Government Restructuring Agreement.

In any event, if it were to become reasonably apparent that the Restructuring would not be completed by 31 March 2005, British Energy would be required to renegotiate the payments payable to BNFL with effect from completion of the Restructuring after 31 March 2005 under the BNFL Agreements for historic spent fuel services which have been agreed on the assumption that the Restructuring would complete and these payments would commence before 31 March 2005. Subject as further discussed in Part VI: Further information relating to the Restructuring, these payments are expected to be funded by the Government under the HLFA and consequently any new schedule would require agreement between British Energy, BNFL and the Government. As such even if the proposed extension becomes effective there can be no assurance that any extension beyond 31 March 2005 will be available on the present terms of the Restructuring or any other terms.

If such an extension is obtained and/or it becomes apparent that the Restructuring Effective Date will be delayed beyond 31 January 2005, we will inform shareholders by making the appropriate announcement to a Regulatory information service and the press. For the avoidance of doubt, in such circumstances, Admission may not occur prior to 31 January 2005 and will remain conditional on the Restructuring being implemented.

OTHER MATERIAL CONTRACTS RELATING TO THE RESTRUCTURING

Continuation of the standstill arrangements

On 14 February 2003, we announced that we had entered into binding standstill agreements (referred to as the Old Standstill Agreement) with the Consenting Bondholders, the Eggborough Banks, RBS, the Significant Creditors and BNFL (together referred to as the Consenting Creditors). These standstill arrangements were subsequently confirmed subject to certain amendments under the Creditor Restructuring Agreement and a new standstill agreement (referred to as the New Standstill Agreement) which was entered into by the relevant parties on 13 February 2004 in place of the Old Standstill Agreement. The new standstill arrangements were approved by Bondholders at meetings of holders of each series of Existing Bonds on 19 December 2003 and thereby extended to all Bondholders pursuant to the Third Supplemental Trust Deed.

The new standstill arrangements restrict the Consenting Creditors from taking any steps to initiate insolvency proceedings or from demanding or accelerating any amounts due and payable by the British Energy Group during the period of the standstill until the earliest of: (i) the Restructuring Long Stop Date; (ii) termination following the occurrence of a Termination Event (as described below); and (iii) the completion of the Restructuring (known as the Standstill Period).

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Under the standstill arrangements, certain Consenting Creditors (including Bondholders) will be paid interest but not principal in respect of any claims against the British Energy Group. Interest will continue to be paid semi-annually to Bondholders and the Eggborough Banks until the completion of the Restructuring. In respect of the Significant Creditors and RBS, interest was paid first on 25 March 2003 and is subsequently payable on the last business day of every six month period thereafter based on the agreed claim amounts (except in the case of RBS where interest payments will be based on the present value of its claim amount as at 14 February 2003).

The Creditor Restructuring Agreement contains certain covenants given by the British Energy Group for the benefit of the Consenting Creditors that have signed the agreements, including certain limitations on acquisitions and disposals and a negative pledge, and a prohibition on the payment of dividends and on the issuance of equity. These covenants were extended to all Bondholders pursuant to the Third Supplemental Trust Deed.

Any of the Consenting Creditors (including Bondholders) may terminate the standstill arrangements following the occurrence of certain events as set out in the New Standstill Agreement (referred to as a Termination Event). The Termination Events include, amongst others: (i) certain insolvency events affecting British Energy, BEG, BEG UK, BEPET or EPL; (ii) acceleration of the Government Facility; (iii) any of British Energy, BEG, BEG UK, BEPET or EPL failing to discharge certain continuing obligations including the payment of interest under the standstill arrangements; (iv) documentation being dispatched by British Energy (without the consent of Creditors and BNFL) for the purposes of implementing a scheme, compromise or arrangement in relation to the Existing Bonds or the standstill obligations providing for distributions to Bondholders or Creditors different to those set out in the heads of terms dated 14 February 2003; and (v) the termination of either of the Creditor Restructuring Agreement or the Bondholder Restructuring Agreement. If the standstill arrangements terminate, the Creditor Restructuring Agreement will also terminate.

The Government Facility

On 26 September 2002, the Secretary of State granted the Government Facility to the British Energy Group to meet their immediate requirements for working capital and cash collateral to support trading contracts and certain procurement contracts. (The Government Facility, as amended and extended, ceased to be available for drawing by the Group on 22 September 2004 following the issue of State Aid Approval).

Government Restructuring Agreement

The Government Restructuring Agreement was entered into between British Energy, BEG UK, BEG, BEPET, BEIL, DE, BEIHL, BEUSH, BELP, Peel Park Funding Limited, the Secretary of State, the NDF (to be renamed the NLF) and the Trustees of the Nuclear Trust on 1 October 2003. This agreement sets out the circumstances in which the Secretary of State will support the Restructuring and the agreements to be entered into with the New British Energy Group and, in certain cases, the NLF, which give effect to the proposals for the funding of certain of the New British Energy Group’s qualifying uncontracted nuclear liabilities and qualifying decommissioning costs and certain contracted liabilities for historic spent fuel. Until the Nuclear Liabilities Agreements are entered into and become effective, certain members of the New British Energy Group are obliged to comply with certain of the provisions of those agreements as if they were in force. These are described in detail below.

Nuclear liability arrangements

BEG and BEG UK have an obligation under their nuclear site licences to decommission their nuclear power stations at the end of their useful life. Certain of the decommissioning liabilities are covered by the existing arrangements with the NDF to which BEG and BEG UK currently make contributions pursuant to the terms of the Nuclear Decommissioning Agreement, which

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was entered into on 29 March 1996. BEG and BEG UK’s obligations under the Nuclear Decommissioning Agreement are guaranteed by British Energy. However, there is no certainty that the existing fund will be sufficient to cover all of the liabilities to which it relates. In addition, other substantial decommissioning liabilities are not covered by the NDF.

The operations of BEG and BEG UK also generate liabilities in respect of spent nuclear fuel and waste. Some of these liabilities are covered by long term contracts with BNFL, with the balance being uncontracted. These uncontracted liabilities are long term in nature and therefore subject to uncertainty. There is no guarantee that the British Energy Group will generate sufficient funds to cover these liabilities.

Under the terms of the Restructuring, the existing NDF will be enlarged into and renamed the Nuclear Liabilities Fund (referred to as the NLF) which, subject to certain exceptions described below, will fund the qualifying uncontracted nuclear liabilities and qualifying costs of decommissioning of the New British Energy Group’s nuclear power stations. The Secretary of State has agreed to fund: (i) qualifying uncontracted nuclear liabilities and qualifying decommissioning costs to the extent that they exceed the assets of the NLF; and (ii) subject to certain exceptions, contracted liabilities for historic spent fuel. (Further information regarding the implications of the State Aid Approval on the liabilities of the Secretary of State under these agreements is set out in Part VI: Further information relating to the Restructuring under the paragraph headed State Aid.) To the extent that there is any surplus in the NLF, this amount will be paid to the Secretary of State. The New British Energy Group will be responsible for funding certain excluded or disqualified liabilities and will, in certain circumstances, be required to compensate or indemnify the NLF and the Secretary of State in relation to such liabilities. Our obligations under these arrangements with the Secretary of State will be guaranteed by each Material New British Energy Group Company.

As described in greater detail below under the paragraph headed: Nuclear Liabilities Funding Agreement, the New British Energy Group will be responsible for funding certain excluded or disqualified liabilities and will, in certain circumstances, be required to compensate or indemnify the NLF and the Secretary of State in relation to such liabilities.

Under the terms of the Historic Liabilities Funding Agreement, the Secretary of State will not be responsible for certain incremental liabilities under the BNFL Historic Contracts including, amongst others, liabilities arising under certain BNFL Ancillary Agreements relating to new spent fuel, and liabilities: (i) arising out of any breach by BEG or BEG UK of the terms of a BNFL Historic Contract; (ii) arising out of the failure by BEG and BEG UK to behave in accordance with the minimum performance standard or to exercise certain rights under the BNFL Historic Contracts in accordance with a minimum contracting standard; (iii) arising as a result of operational changes made by BEG or BEG UK other than to meet current or reasonably anticipated legal or regulatory requirements; or to comply with the accepted standards; or (iv) incremental liabilities arising from certain types of non-standard spent fuel. BEG and BEG UK will remain liable to BNFL for these excluded liabilities.

The arrangements relating to the funding of nuclear liabilities described above will be effected through six main agreements (referred to as the Nuclear Liabilities Agreements) being the Nuclear Liabilities Funding Agreement (NLFA), the Government Option Agreement, the Nirex Option Agreement, the Contribution Agreement, the Historic Liabilities Funding Agreement (HLFA) and the Guarantee and Indemnity, as well as a number of related agreements. The six main agreements are described below.

Nuclear liabilities funding agreement

Under the NLFA to be entered into between the Secretary of State, NLF, BEG UK, BEG, New British Energy and Holdings plc, the NLF will, subject to certain exceptions, fund the New British Energy Group’s qualifying uncontracted nuclear liabilities and the qualifying costs of decommissioning the New British Energy Group’s nuclear power stations. The Secretary of

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State has agreed to fund qualifying uncontracted nuclear liabilities and qualifying decommissioning costs to the extent they exceed the assets of the NLF. To the extent that there is any surplus in the NLF, this amount will be paid to the Secretary of State.

The New British Energy Group remains responsible for funding certain excluded liabilities and disqualified liabilities, although in certain circumstances the Secretary of State or NLF may elect to discharge such liabilities. In such case we would be required to compensate or indemnify the NLF or the Secretary of State in relation thereto. Compensation may be required to be paid prior to the time at which the relevant liability is incurred and may be payable in instalments.

The list of excluded liabilities includes, amongst others, employment and redundancy costs, certain environmental expenses and costs arising in connection with breaches of duty under the Nuclear Installations Act 1965 (NIA) in relation to occurrences involving nuclear material or ionising radiation. Disqualified liabilities include the increases in the net present value of costs of discharging liabilities of £100,000 (in March 2003 monetary values and indexed to RPI) or more arising out of: (i) failure by BEG and BEG UK as licensees to behave in accordance with a minimum performance standard (defined in Part X: Additional information, paragraph 17.2(c)); or (ii) the implementation of certain operational changes (broadly speaking where not required or anticipated to be required by law or accepted standards); and (iii) any such increases arising out of key operational changes where the required NDA consent has not been obtained (as described further below). We are also liable to reimburse the NLF, the NDA and the Secretary of State for certain administration costs incurred in relation to the NLFA and HLFA, up to £1m per annum in aggregate, although this limit does not apply to costs incurred as a result of the occurrence of an event of default or any breach of any of the nuclear liability agreements by us.

We must obtain approval from the NDA before making any operational change at any of our nuclear power stations if it is a key operational change, that is, where the implementation of the operational change will result in or is reasonably expected to result in:

(i)	an increase in the net present value of the costs of discharging liabilities of £10m or more;

(ii)	an increase in such costs on an undiscounted basis of £25m or more; or

(iii)	payments having to be made within the next five years in respect of such costs of £5m or more (on an undiscounted basis).

Operational changes required to meet current or reasonably anticipated legal or regulatory requirements or to comply with certain accepted standards will be permitted, provided that in the case of an anticipatory change which has an economic benefit for us, we would still implement the change even if there was no economic benefit. In other cases, the NDA will give approval and we will be entitled to implement key operational changes when we have agreed the compensation to be paid in respect of the incremental liabilities produced by that change. Operational changes which are expected to give rise to an increase in the net present value of costs of discharging liabilities of £1m or more must be notified to the NDA and we may not implement these prior to notification.

The Secretary of State or the NDA are entitled to require us to implement an operational change where, amongst other criteria, savings in liabilities with a net present value of £10m or more are reasonably anticipated, subject to paying us compensation. We may refuse to implement such changes but unless we do so for specific reasons (described further in Part X: Additional information, paragraph 17.2(c)), the liabilities which would otherwise have been avoided will become disqualified liabilities and shall fall for our account.

We are required to give notice to the NDA of changes in the scheduled closure date of any of our nuclear power stations and to obtain NDA consent to station life extensions if this could result in an increase in the Costs of Discharging Liabilities. The NDA is obliged to give consent where we can demonstrate that the economic benefits that are reasonably likely to accrue to the

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NLF or Secretary of State as a result of the extension will exceed the reasonably likely corresponding increase in costs and will take account of the benefits in other circumstances. We must also obtain the NDA’s approval to decommissioning plans, our contracting strategy (and the terms of certain large contracts) for the discharge of qualifying liabilities and other relevant plans, assessments and documents we produce in respect of the management of qualifying liabilities. In reviewing and approving these documents, NDA agrees to consult with the regulators with the aim of adopting a common approach.

We are required to produce an annual report setting out events during the year which have resulted in an increase in Costs of Discharging Liabilities and assessing whether or not such increases represent excluded or disqualified liabilities. The report will also include a budget describing the anticipated scope and expenditure for the discharge of qualifying liabilities for a rolling three year period. The report will be given to the NLF, the NDA and the Secretary of State, following which the NDA may investigate any matters set out in the report or otherwise make enquiries to ensure that the report is complete and accurate. Any such investigation may result in an obligation to pay compensation to the NLF in respect of disqualified liabilities as described above.

The Company has given certain covenants in relation to the provision of financial information to the Secretary of State, including the provision of information reasonably required to monitor the financial robustness of the business, including rolling cashflow forecasts covering a period of 18 months. Each of the parties to the NLFA and each Group company guarantor has accepted restrictions in relation to transactions with affiliates and the creation of security interests. These are very detailed but broadly follow the equivalent covenants in the terms and conditions of the New Bonds.

The obligations of the NLF to meet the Costs of Discharging Liabilities and the obligations of the Secretary of State to fund the NLF (as described above) will continue on an event of default by a Group company which is party to the NLFA or a Group Company Guarantor (as defined in the NLFA). Events of default include: material or persistent breach of any of the Nuclear Liabilities Agreements, failure to pay, failure to apply amounts paid by the NLF or the Secretary of State towards qualifying liabilities and insolvency-related events. However, the Secretary of State may suspend our rights to receive any other payments due to us, we will not be entitled to take part in certain group exercises of rights under the NLFA and the NLF or the Secretary of State may discharge excluded or disqualified liabilities and seek an indemnity from the Licensees or guarantors. In addition, on certain insolvency events of default, the Secretary of State may, amongst other things, require the acceleration of payments which have accrued but not yet become due and payable from the Licensees under the NLFA. The money values in the NLFA are stated in March 2003 monetary values and will be indexed to RPI.

In accordance with the provisions of the Government Restructuring Agreement, we have, since 1 October 2003, been required to comply with certain of the provisions of the NLFA including those (as described above and in Part X: Additional information, paragraph 17.2(c)) relating to: (i) compliance with the minimum performance standard; (ii) seeking consent for, or notifying of, operational changes; (iii) giving notice of and seeking consent to station lifetime extensions and decommissioning plans; (iv) producing the annual liabilities report; and (v) generally applicable provisions including restrictions on assignment and boilerplate provisions. We do not however currently have to make any payments under the NLFA, nor are the obligations of the NLF or the Secretary of State yet effective.

A detailed summary of the NLFA is set out below in Part X: Additional information, paragraph 17.2(c).

Government Option Agreement and Nirex Option Agreement

Under the option agreement to be entered into between the Secretary of State, BEG UK, BEG, New British Energy and Holdings plc (the Government Option Agreement), the Secretary of State

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will have the option to acquire for £1 each nuclear power station and the related station assets (excluding any unloaded nuclear fuel at the station which the Secretary of State may elect to purchase separately and also excluding strategic spares which are subject to different arrangements) either to decommission the station or to continue the operation (either by itself or a third party) of such station beyond the date of closure chosen by the New British Energy Group. The option to continue operating a nuclear power station allows the NLF and/or Secretary of State to defer or partially offset the costs of decommissioning those stations, as such costs would otherwise be borne by the NLF. An option to decommission a nuclear power station is exercisable at any time (whether before or after that station’s scheduled closure date). An option to continue to operate a nuclear power station may (unless the New British Energy Group has given notice that it will close the station early) only be exercised at any time up to and including the date which is two years before the scheduled closure date of the station but transfer of the station pursuant to the exercise of the option cannot complete until the scheduled closure date of the station, at the earliest.

Certain restrictions on the operation of the power stations by the New British Energy Group will apply during the option exercise periods and include (amongst others), a requirement for the stations to be operated in the ordinary course of business and in accordance with the same standards as set out in the NLFA. Additional restrictions are imposed during the period immediately prior to the scheduled closure date of the stations, on those actions which may affect the Secretary of State’s ability to exercise the options to decommission or continue operation of the stations, as well as restrictions on the ability to enter into contracts or commitments to capital expenditure (except where approved under the Contribution Agreement or NLFA), the ability to grant security over the power stations or to carry out certain other actions, without approval from the Secretary of State.

As with the NLFA, certain provisions under the Government Option Agreement became effective on the date of signing the Government Restructuring Agreement. These are obligations on the Group to provide certain information to the Secretary of State and generally applicable provisions outlined above (for example, restrictions on assignment and boilerplate provisions).

The assets to be transferred following the exercise of the option will include only that part of the land owned by the nuclear power station which is within the existing station security fence boundary and any additional land which is required for the decommissioning or continued operation of the station. Land outside the existing power station security fence boundary which may be so transferred is to be transferred subject only to matters affecting it at the date of the option agreement save for subsequent matters arising otherwise than by reason of the voluntary act of the Group or its successors in title. The Government Option Agreement provides for certain rights (principally of access and provision of services) to be granted at the time of transfer of the land to the Secretary of State (or her nominated purchaser) over land owned by the Group. There are restrictions to protect those rights and the Secretary of State’s consent is required to any new, varied or supplemented property documents affecting the land which may be transferred as a result of the Government Option Agreement.

Under the Nirex Option Agreement, the Secretary of State will also have the option to acquire for £1 the New British Energy Group’s shareholdings in United Kingdom Nirex Limited (Nirex). Nirex is owned by (amongst others) the New British Energy Group and other major producers of radioactive waste in the UK and was established to conduct research into, and develop a facility for, the disposal of intermediate level waste. If it should exercise this option, the Secretary of State will also take an assignment of the benefit of outstanding shareholder loans from the New British Energy Group to Nirex, as well as taking over the New British Energy Group’s ongoing funding obligations to Nirex.

In July 2004 the Secretary of State for Environment, Food and Rural Affairs announced that the Government would be consulting with the existing Nirex shareholders on the best way of making Nirex independent of industry and under greater government control. The proposal is

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for a company limited by guarantee to acquire the shares in Nirex, and the current target for the introduction of the new arrangements is by 1 April 2005 (at which stage the prime customer for the generic Nirex disposal work is expected to be the NDA). The terms and conditions of this acquisition are yet to be confirmed. If the acquisition proceeds, our obligation to fund our share of Nirex’s ongoing generic disposal work will cease (although we may still pay for specific advisory work carried out by Nirex at our request). The Government has recently forwarded to British Energy an alternative draft sale and purchase agreement in connection with these proposals. Discussions on this draft agreement are at a very early stage and the terms are yet to be agreed. British Energy does not intend to enter into an alternative arrangement on terms more onerous than the Nirex Option Agreement. If a sale under the alternative agreement is effected, the Nirex Option Agreement (referred to above) will fall away. We currently pay approximately £800,000 per annum towards the cost of Nirex (although this could increase if the Nirex spend were to be accelerated). It is our current belief, having regard to negotiations to date and the principles for the Restructuring, that the proposed new arrangements would be cashflow beneficial to us.

A detailed summary of these agreements is set out below in Part X: Additional information, paragraphs 17.2(i) and (j).

Contribution Agreement

In consideration for the assumption of the liabilities referred to above by the NLF and the Secretary of State, Holdings plc will issue £275m of New Bonds to the NLF under the Contribution Agreement to be entered into by the NLF, the Secretary of State, BEG UK, BEG, New British Energy and Holdings plc. In addition, the New British Energy Group will make certain payments to the NLF as follows:

•	an annual contribution initially equal to 65 per cent. (the Payment Percentage) of the New British Energy Group’s adjusted net cash flow (calculated on the basis set out in Part X: Additional information, paragraph 17.2(e) (the NLF Cash Sweep Payment)). The Payment Percentage may be adjusted for certain corporate actions but may never exceed 65 per cent;

•	£150,000 (stated in March 2003 monetary values and indexed to RPI) per tonne of uranium in fuel loaded into the Sizewell B reactor after the Restructuring Effective Date; and

•	fixed decommissioning contributions totalling £20m per annum (stated in March 2003 monetary values and indexed to RPI) but tapering off as our nuclear power stations are currently scheduled to close (the Decommissioning Payments).

Any early redemption of the New Bonds will oblige BEG and BEG UK to pay to the NLF an Accelerated Decommissioning Payment which is an amount equal to the product of the proportion of the New Bonds to be redeemed and the net present value of the next five years of Decommissioning Payments.

The aggregate Decommissioning Payments remaining to be paid under the Contribution Agreement will be accelerated on a net present value basis (discounted at an agreed rate) and become immediately due and payable on various insolvency events relating to the Company, Holdings plc, BEG, BEG UK, any of the Guarantors or any of the Material New British Energy Group Companies. The Decommissioning Default Payment will be guaranteed by all Material New British Energy Group Companies and secured by charges on their assets pursuant to the DDP Debenture which is summarised in Part X: Additional information, paragraph 17.2(f).

The NLF will have the right from time to time to convert all or part of the NLF Cash Sweep Payment into Convertible Shares (the NLF Conversion Right). If all of the NLF’s entitlement to the NLF Cash Sweep Payment were converted into Convertible Shares, the NLF would receive shares such that its post-conversion equity holding in the Company would equal the Payment

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Percentage applying immediately prior to the conversion. In the case of a partial conversion by the NLF, the Payment Percentage would be reduced on a pro rata basis based on the level of partial conversion. As a Permitted Person under the Articles, the NLF is not subject to the limitation on shareholdings in the Company of 15 per cent. However, any Convertible Shares issued to the NLF will be subject to certain voting restrictions, including a limitation that for so long as those shares are held by the NLF they would be non-voting to the extent that they would otherwise trigger a mandatory offer under the Takeover Code, being currently 29.9 per cent of the voting rights of the Company (and, for this purpose, taking into account the voting rights attributable to any other ordinary shares of the Company held or acquired by any person acting in concert with the NLF). These voting restrictions do not apply on any resolution for the winding up of the Company, or on resolutions to modify, vary or abrogate the rights attaching to our ordinary shares or our Convertible Shares and on a poll, the number of votes that the NLF will be entitled to exercise in relation to any such resolution will be equal to the number of Convertible Shares which the NLF would be entitled to vote if the Convertible Shares were ordinary shares in the Company. The Convertible Shares will convert automatically into ordinary shares of the Company on transfer to a third party (other than the NLF’s successors and permitted assignees) but will otherwise not be convertible at the option of the NLF.

The NLF may not exercise its NLF Conversion Right or dispose of any Convertible Shares resulting from such exercise if such exercise or disposal will require us to have produced listing particulars or a prospectus more than five times in any consecutive period of 7.5 years. In addition, the NLF may not (except pursuant to a general offer or a partial offer open to all Shareholders for the acquisition of not less than 14.9 per cent. of our ordinary share capital) dispose of any interest in ordinary shares constituting more than 10 per cent. of our issued share capital until the earlier of the expiry of 3 months from the NLF giving notice of its intention to dispose and Admission of the shares. Disposals of between 3 per cent. and 10 per cent. are subject to prior reasonable consultation with the Company as to timing and manner of disposal. Moreover, there are certain other restrictions on the manner in which the NLF may exercise the NLF Conversion Right or dispose of any shares arising on such exercise. These restrictions are set out in the paragraph headed: NLF investment policy.

The Panel on Takeovers and Mergers has confirmed that an independent shareholder vote under Rule 9 of the City Code (which states that any person, or group of persons acting in concert, who acquires, whether by a series of transactions over a period of time or not, an aggregate holding of 30 per cent. or more of the voting rights in a company to which the City Code applies is normally required to make a general offer in cash to all shareholders at the earliest possible date for the balance of the issued share capital) is not required in relation to the Convertible Shares to be issued to the NLF. However, if at any time the NLF holds ordinary shares such that it is entitled to exercise 30 per cent. or more of our voting rights, the NLF would be required to make a general offer in cash to all Shareholders for the balance of our issued share capital pursuant to Rule 9.

For the purposes of the Contribution Agreement, available cash and cash which is used for the purpose of providing collateral for, and for operations ancillary to, the generation, sale and purchase by the New British Energy Group of electricity in an amount up to the initial target amount of £490m plus the amount by which cash employed as collateral exceeds £200m (the Target Amount) but excluding the notional Forecast Expenditure Reserve constitutes the Cash Reserves. Cash comprised in the Cash Reserves may only be invested by the New British Energy Group in accordance with the New British Energy Group’s treasury policy on investments, and (subject to the prior written consent of the Secretary of State) in investments falling outside this policy. In addition, the Company is required to provide the NLF and the Secretary of State, within 10 Business Days following the end of each quarter of a financial period, with a written summary (in such form as NLF may reasonably request) of such investments.

We may reduce the Target Amount in certain circumstances. A reduction is only permitted if the New British Energy Group achieves an investment grade rating or to the extent committed

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facilities are available and intended and expected to be used for the purposes for which the Cash Reserves would have been applied and, in any event, for so long as the New Bonds are in issue, only if the availability of, or drawdown under, any such committed facilities does not breach certain covenants under the terms of the New Bonds. If the New British Energy Group ceases to have an investment grade rating or if the committed facilities cease to be available, the Target Amount will automatically be increased by the amount by which it was formerly reduced.

There are a number of covenants in the Contribution Agreement which are intended to ensure, amongst other things, that the NLF is able to exercise the NLF Conversion Right and that the Cash Reserves are utilised in accordance with the Nuclear Liabilities Agreements. In particular, we will be entitled to incur expenditure in relation to certain agreed collateral purposes, outage costs, working capital requirements, debt servicing, operating costs, power station maintenance, and to enable Eggborough power station output at historical levels and aggregate annual nuclear power station output of around the highest annual output of the nuclear power stations in any 12 month period in the preceeding five financial periods (subject to a minimum of 68.0 TWh) adjusted as power stations are closed (provided that the permission to incur expenditure to enable aggregate nuclear output at this level does not permit capital investment in excess of £20m per anum where the principal purpose of such capital investment is to enable the extension of the scheduled closing date of one or more nuclear power stations), but we may otherwise not declare or pay any cash or capital distribution, make any acquisition or incur any other expenditure unless certain requirements, primarily relating to the sufficiency of the Cash Reserves, are complied with.

Under the terms of the Contribution Agreement we must also adopt prudent trading policies and once adopted, we must comply with and procure that our subsidiaries comply with such policies. We have agreed a set of principles with the Secretary of State and the NLF in connection with our obligation to adopt such policies although our detailed trading policies within this framework are a matter to be decided upon by the Board. Further details of the agreed principles are set out in the summary of the Contribution Agreement in Part X: Additional information, paragraph 17.2 (e).

Certain provisions of the Contribution Agreement came into effect on 1 October 2003, the date of signing of the Government Restructuring Agreement. These include the obligations (described above) requiring us to invest cash comprised in the Cash Reserves only in accordance with the Group’s treasury policy on investments and to provide the NLF and the Secretary of State with a written summary of such investments.

A detailed summary of the Contribution Agreement is set out below in Part X: Additional information, paragraph 17.2(e).

NLF investment policy

The manner in which the NLF will deal with the New Bonds issued to it and the NLF Cash Sweep Payment, including any exercise of the NLF Conversion Right, is prescribed by the investment policy of the NLF as determined by the Secretary of State from time to time. The Company has received confirmation from the Secretary of State that the current investment policy of the NLF is as follows:

•	New Bonds

Prior to any disposal by the NLF of New Bonds which would result in the NLF holding 25 per cent. or less of the total principal amount of New Bonds outstanding, the NLF will consult the Secretary of State and obtain her directions on the proposed disposal. The NLF will also comply with any other direction given by the Secretary of State relating to the retention or disposal of the New Bonds. The NLF will also consult with the Secretary of State to obtain her guidance on the exercise of its rights as a

PART VI: FURTHER INFORMATION RELATING TO THE RESTRUCTURING—(Continued)

bondholder, including in respect of voting on bondholder resolutions. The NLF will, in exercising its rights as a bondholder, give due consideration to any such guidance and, in circumstances in which the NLF is entitled to waive any default in respect of the New Bonds or take any enforcement action following such default, the NLF shall comply with any directions given by the Secretary of State in relation to the grant or refusal of such waiver or the taking of such enforcement action and will not take any action in relation to such grant or refusal or taking of action before receiving such directions.

•	NLF Cash Sweep Payment and the NLF Conversion Right

The NLF will, subject to the restrictions on the disposal of Convertible Shares issued pursuant to the exercise of the NLF Conversion Right set out in the Contribution Agreement, comply with any directions given to it by the Secretary of State in relation to the exercise of the NLF Conversion Right and the retention or disposal of any shares in the Company resulting from such exercise. The NLF will not take any action to exercise the NLF Conversion Right or dispose of any shares in the Company before receiving such directions.

During the 6 month period immediately following the implementation of the Restructuring, the Secretary of State will not direct the NLF to exercise the NLF Conversion Right or to dispose of any shares in the Company, unless: (i) a person (or persons acting jointly by agreement, understanding or arrangement, whether or not legally binding) has acquired or proposed the acquisition of 14.9 per cent. or more of the voting rights or equity share capital of the Company; (ii) the Company or any other New British Energy Group company commits a material breach or persistent breaches of any of the covenants or any other material provision set out in the Nuclear Liabilities Agreements or any of the covenants set out in the Trust Deed constituting the New Bonds; (iii) a Default Event (as defined in the NLFA) has occurred; (iv) an Event of Default occurs under the terms of the New Bonds; (v) actions taken or proposed by any person in respect of a member of the New British Energy Group (and not expressly contemplated by any of the Nuclear Liabilities Agreements) will or may, in the opinion of the Secretary of State, have an adverse effect on the interests of the Secretary of State or the NLF; or (vi) the exercise or disposal is required by law or by the rules of any regulatory body.

The Secretary of State also confirmed that she has no current intention to direct the NLF to exercise the NLF Conversion Right following the expiry of the 6 month period referred to above but reserves the right to do so. The Secretary of State intends to ensure that, prior to the giving of any direction to the NLF to exercise the NLF Conversion Right or to dispose of the shares issued pursuant to such exercise, she (and/or the NLF at her direction) would take financial advice and would take such advice into account as to the market impact of the conversion or disposal (including the desirability of avoiding multiple sales of small amounts of shares).

The Secretary of State has confirmed to the Company that she does not currently intend to change the investment policy as regards the matters described above.

Historic liabilities funding agreement

Under the HLFA to be entered into between the Secretary of State, BEG UK, BEG, New British Energy and Holdings plc, the Secretary of State has agreed to assume financial responsibility for qualifying contracted liabilities for historic spent fuel (which is spent fuel arising from fuel loaded into BEG and BEG UK’s reactors prior to the Effective Date). The relevant contracts are the Historic Fuel Agreements and the BNFL Ancillary Agreements to the extent that they relate to historic spent fuel (together, the BNFL Historic Contracts).

Under the terms of the HLFA, the Secretary of State will not be responsible for certain incremental liabilities under the BNFL Historic Contracts including, amongst others, liabilities

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arising under the BNFL Ancillary Agreements in relation to new spent fuel and liabilities arising out of:

(i)	any breach by BEG or BEG UK of the terms of a BNFL Historic Contract;

(ii)	the failure by BEG and BEG UK to behave in accordance with the minimum performance standard or to exercise their rights under the BNFL Historic Contracts in accordance with a minimum contracting standard;

(iii)	operational changes made by BEG or BEG UK other than to meet current or reasonably anticipated legal or regulatory requirements or to comply with the accepted standards; and

(iv)	incremental liabilities arising from certain types of non-standard spent fuel.

BEG and BEG UK will remain liable to BNFL for these excluded liabilities.

Certain exercises of rights under the BNFL Historic Contracts must be approved by the Secretary of State. These rights are specified in the agreement and include all exercises of rights that relate to the long term strategic management of the historic spent fuel. The Secretary of State can require BEG or BEG UK to exercise rights under the BNFL Historic Contracts, if such exercise would lead to a reduction in historic liabilities of £10m (in NPV terms) or more, subject to paying us compensation.

We may not amend any term of a BNFL Historic Contract without obtaining the written consent of the Secretary of State or of any other contract with BNFL if this might increase the level of historic liabilities. In certain cases (described further in Part X: Additional information, paragraph 17.2(d)) this consent is not to be unreasonably withheld.

The Secretary of State has the option to require that BEG or BEG UK transfer to the Secretary of State (or a nominee) the title rights to all of its historic spent fuel and fuel products at Sellafield.

Other provisions in the HLFA including those relating to the effect of events of default in relation to a licensee or guarantor are equivalent to the provisions of the NLFA (see description above). The monetary values in the HLFA are stated in March 2003 values and will be indexed to RPI.

Certain provisions of the HLFA came into effect on 1 October 2003, the date on which the Government Restructuring Agreement was signed. These include the obligations (described above and in Part X: Additional information, paragraph 17.2(d)) requiring us: (i) to comply with the minimum contracting standard; (ii) to seek approval for certain exercises of rights; (iii) not to amend contracts with BNFL without consent; and (iv) generally applicable provisions including restrictions on assignment and boilerplate provisions.

A detailed summary of the HLFA is set out below in Part X: Additional information, paragraph 17.2(d). (Further information regarding the implications of the State Aid Approval on the liabilities of the Secretary of State under these agreements is set out in Part VI: Further information relating to the Restructuring under the paragraph headed State Aid.)

Guarantee and Indemnity and Security

The obligations of the New British Energy Group under the Nuclear Liabilities Agreements are guaranteed by the Material New British Energy Group Companies under the Guarantee and Indemnity.

The Company has given certain undertakings in the Guarantee and Indemnity in relation to the provision of financial information to the Secretary of State, and each of the parties to the NLFA and each Material New British Energy Group Company has accepted restrictions in relation to transactions with affiliates and the creation of security interests. These are very detailed but broadly follow the equivalent covenants in the terms and conditions of the New Bonds.

A detailed summary of the Guarantee and Indemnity is set out below in Part X: Additional information, paragraph 17.2(k)

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Pursuant to a debenture (the DDP Debenture) to be dated on the Restructuring Effective Date and entered into between the Secretary of State, the NLF, British Energy and certain of its Material Subsidiaries, British Energy and such subsidiaries will grant security by way of fixed and floating charges over substantially all of their assets and undertakings (subject to specific exclusions) in favour of the NLF to secure the Decommissioning Default Payment. The DDP Debenture is summarised in Part X: Additional information, paragraph 17.2(f).

Eggborough arrangements

Compromised claim

As part of the Restructuring, the New British Energy Group has agreed to enter into revised arrangements with respect to the operation, maintenance, investment and financing of the Eggborough power station (the Eggborough Arrangements). Under the Eggborough Arrangements, the Eggborough Banks’ claims have effectively been compromised in exchange for, amongst other things, the following:

•	a right to 13.7 per cent. of the New Shares;

•	a right to £20m of the New Bonds;

•	a secured right to £150m of payments under the Amended Credit Agreement on substantially the same payment terms as the CTA Bonds;

•	a right to be repaid approximately £37.5m pursuant to the RBS Letter of Credit; and

•	a secured right under the Eggborough Options exercisable at any time prior to 31 August 2009 to purchase the shares in, or assets of, EPL: (i) on 31 March 2010 in consideration for, amongst other things, £104m (subject to certain adjustments depending on the condition of the Eggborough power station); and

•	the cancellation of the outstanding payments under the Amended Credit Agreement at such time; and (ii) at any time prior to 31 August 2009, on or after the occurrence of an event of default under the Amended Credit Agreement that is continuing in consideration for, amongst other things, a fee (this fee varies depending on the type of event of default) and the cancellation of the outstanding payments under the Amended Credit Agreement at such time. The Eggborough Banks will be entitled to assign and/or transfer all (but not part only) of their rights under the Eggborough Options to a third party, subject to a pre-emption right in favour of the New British Energy Group under which a member of the New British Energy Group may purchase such rights at 105 per cent. of the price offered by the relevant third party.

The Eggborough power station shall remain within the New British Energy Group unless the Eggborough Banks: (i) exercise an Eggborough Option; or (ii) enforce their security and take ownership of EPL or the Eggborough power station. The remaining useful life of the Eggborough power station for accounting purposes is 17 years to 2020.

Documentation

The Eggborough Arrangements shall be effected by, amongst others, the following agreements:

•	The CTA Bonds

These are issued on substantially the same terms as the New Bonds save for: (i) restrictions on voting and the giving of instructions to the Bond Trustee; and (ii) provisions relating to their cancellation. EPL shall hold the CTA Bonds.

•	The Amended Credit Agreement

The payment terms of the Amended Credit Agreement shall be substantially the same as those under the CTA Bonds and EPL shall use the payments it receives under the CTA Bonds to meets its corresponding payment obligations under the Amended Credit

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Agreement. The Amended Credit Agreement shall also include certain covenants and events of default that primarily relate to EPL and the condition of the Eggborough power station.

•	The Eggborough Options

Under the Eggborough Options, the Eggborough Banks shall have the right to purchase the shares in, or assets of, EPL: (i) on 31 March 2010 in consideration for, amongst other things, £104m (subject to certain adjustments depending on the condition of the Eggborough power station) and the cancellation of the outstanding payments under the Amended Credit Agreement at such time; and (ii) at any time prior to 31 August 2009, on or after the occurrence of an event of default under the Amended Credit Agreement that is continuing in consideration for, amongst other things, a fee (this fee varies depending on the type of event of default) and the cancellation of the outstanding payments under the Amended Credit Agreement at such time. The Eggborough Banks will be entitled to assign and/or transfer all (but not part only) of their rights under the Eggborough Options to a third party, subject to a pre-emption right in favour of the New British Energy Group under which a member of the New British Energy Group may purchase such rights at 105 per cent. of the price offered by the relevant third party. The Eggborough Options shall cease to be effective: (i) on 31 August 2009; or (ii) on or at any time after the enforcement of the Eggborough Banks’ security. If the Eggborough Banks were to give notice that they intend to exercise any of their Options, we would seek alternative ways of performing the services that the Eggborough power station provides, either through entering into contracts with third parties or by purchasing an equivalent power station. In the event that we were unable to obtain these services at a reasonable price, we would seek to mitigate our trading risks by adopting a revised trading strategy.

•	A new capacity and tolling agreement between BEPET and EPL (the New CTA)

Under the New CTA, EPL shall make the Eggborough power station available to BEPET for the generation, transmission and sale of electricity and related services. In return, BEPET shall: (i) pay certain specified operating and maintenance costs of EPL as and when they fall due (including corporation tax but excluding depreciation and other non cash costs); and (ii) make payments equal to budgeted capital expenditure as and when such payments fall due (these payments are effectively capped at approximately £70m under the New Bonds). The New CTA shall expire on 31 March 2010, after which time, new arrangements shall be entered into between the New British Energy Group and EPL in relation to the capacity and funding of the Eggborough power station. Any such funding will be subject to the restrictions under the New Bonds and the Contribution Agreement. For further information on the restrictions on the funding of the Eggborough power station see Part II: Risk Factors.

•	The Eggborough Banks’ security

The Eggborough Banks’ security which will consist of their existing security over, amongst other things, the shares in, and assets of EPL, and new security on similar terms as the existing security (together the Eggborough Security). The Eggborough Security shall secure the Eggborough Banks’ rights under the Amended Credit Agreement and the Eggborough Options (and certain other ancillary documents).

Enforcement of security

Following an event of default that is continuing under the Amended Credit Agreement, the Eggborough Banks shall have the right to:

•	prior to 31 August 2009, exercise an Eggborough Option or enforce all, or any part of, the Eggborough Security; or

•	on, or at any time after, 31 August 2009, enforce all, or any part of, the Eggborough Security.

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In the event that the Eggborough Banks exercise an Eggborough Option, their recovery shall effectively be capped at an amount equal to: (i) the amount owed to the Eggborough Banks under the project finance loan and the related swaps prior to the Restructuring Effective Date (plus interest); less (ii) the value of the New Shares issued to the Eggborough Banks on the Restructuring Effective Date as of the date the Eggborough Banks give notice of their intention to exercise an Eggborough Option.

In the event that the Eggborough Security is enforced, the effective value of the Eggborough Security to the Eggborough Banks shall be calculated (the Ascertained Security Value).

If the Ascertained Security Value is equal to, or greater than, the principal amount outstanding under the CTA Bonds at such time, the CTA Bonds shall effectively be cancelled.

If the Ascertained Security Value is less than the principal amount outstanding under the CTA Bonds at such time, CTA Bonds in an amount equal to the Ascertained Security Value shall effectively be cancelled. As a result, the Eggborough Security shall extend to the CTA Bonds that remain outstanding at such time.

For a more detailed description of the Eggborough Arrangements see paragraph headed: Eggborough agreements in Part X: Additional information.

The New BNFL Contracts

On 31 March 2003 and 16 May 2003 respectively, we exchanged contracts with BNFL covering front-end (i.e. fuel preparation before it enters the reactor) and back-end (i.e. handling, storage and ultimate disposal of spent fuel) AGR fuel services required to give effect to the Restructuring. The amendments (set out in the March 2003 Deeds of Amendment) to the existing front-end contracts (the Existing AGR Fuel Supply Agreements) became effective on 1 April 2003 but, with the exception of the new arrangements for the supply of uranics to BEG, may be terminated if the Restructuring is not completed. The new front-end post 2006 contracts (the Post 2006 AGR Fuel Supply Agreements) are conditional upon completion of the Restructuring. The amendments to the existing back-end fuel services arrangements (which will become the BNFL Historic Contracts) and the New Spent Fuel Agreements are also conditional upon completion of the Restructuring. If the Restructuring does not complete, the Existing AGR Fuel Supply Agreements (as amended by the March 2003 Deeds of Amendment) will revert to the previous arrangements and the agreements comprising the BNFL Historic Contracts will remain as they are at the date of the posting of this document.

The principal payment terms of the Existing AGR Fuel Supply Agreements (as amended by the March 2003 Deeds of Amendment) and the Post 2006 AGR Fuel Supply Agreements are as follows:

(i)	a payment of £28.5m fixed per annum until 31 March 2006, but discounted on a linear basis in accordance with the market baseload price of electricity to a minimum payment of £13.5m per annum at a market price of £15.0 per MWh. The fixed starting price falls to £25.5m thereafter and is also subject to the discounting mechanism; and

(ii)	a payment of £191,000 per tonne of uranium in AGR fuel delivered.

With respect to the New Spent Fuel Agreements (i.e. in respect of fuel loaded into our AGRs after the Effective Date (new spent fuel)) we will be required to pay:

(i)	a payment of £150,000 per tonne of uranium in AGR fuel, payable on loading of such new spent fuel into one of our AGRs;

(ii)	a rebate/surcharge against the payment mentioned in (i) above equivalent to 50 per cent. of the difference between the market baseload price of electricity in a year and £16.0 per MWh multiplied by the MWh produced by the AGR fleet in that year. The market baseload price of electricity used in the calculation will not be less than £14.8 and not more than £19.0 per MWh; and

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(iii)	if the market baseload price of electricity exceeds £19.0 per MWh, a surcharge against that payment equivalent to 25 per cent. of the difference between the market baseload price of electricity in a year and £19.0 per MWh multiplied by the MWh produced in the AGR fleet in that year. The market baseload price of electricity used in that calculation will not be less than £19.0 and not more than £21.0 per MWh.

Unlike under our existing arrangements with BNFL, whereby we retain title to and therefore remain responsible for the ultimate disposal of our spent fuel, and which will still apply to the Historic Fuel Agreements, (although the costs of disposal will be covered under the provisions of the Nuclear Liabilities Agreements) BNFL will assume title to new spent fuel on delivery to BNFL from our AGR power stations.

All of the above monetary amounts are (for fuel supply and the New Spent Fuel Agreements) stated in July 2002 or 2002/2003 values and are indexed to RPI.

As a result of the standstill arrangements with BNFL (described above under the paragraph headed: Standstill arrangements), since 1 April 2003 we have been making payments under our existing back-end agreements with BNFL, (which on Restructuring will become the BNFL Historic Contracts) as if the pricing provisions of the New Spent Fuel Agreements (as described above) applied.

The pricing provisions in the New BNFL Contracts highlighted above are intended to enable us to reduce a proportion of our fuel costs which are fixed by providing for a discount when the market baseload price of electricity is below a specified amount and a surcharge when above this amount. As electricity prices have risen substantially since October 2003, we are now making additional payments to BNFL under the new arrangements for back-end fuel services in the form of the surcharge referred to above. This will continue for so long as electricity prices remain above £16.0 per MWh (in 2002/2003 monetary values and indexed to RPI).

RESTRUCTURING CONDITIONS AND TERMINATION

Overview

The implementation of the Restructuring is subject to three stages of conditionality, namely:

•	conditions which need to be satisfied before the Creditors’ Scheme and the Members’ Scheme can be proposed to the Existing Trustees and RBS and British Energy Shareholders, respectively (the Initial Conditions);

•	subsequent to the satisfaction of the Initial Conditions, conditions which need to be satisfied before the Creditors’ Order and, if the Members’ Scheme is approved the Members’ Order, is filed with the Scottish Registrar for registration (the Filing Conditions); and

•	finally, the Creditors’ Scheme becoming Effective and, unless the Members’ Scheme has Lapsed, the Members’ Scheme becoming Effective, (the Restructuring Condition).

In addition to the above conditions, the Restructuring arrangements may be terminated in certain circumstances (the Termination Rights). Also, unless otherwise agreed by the Creditors, BNFL, the Secretary of State and British Energy, the Creditor Restructuring Agreement and the Government Restructuring Agreement will automatically terminate (and consequently the Restructuring will not be implemented) if the Creditors’ Scheme has not become Effective by the Restructuring Long Stop Date. The Filing Conditions, the Restructuring Condition and the Termination Rights are described in greater detail below.

As we announced on 12 October 2004, the Initial Conditions have been satisfied. If the Filing Conditions or the Restructuring Condition are not satisfied by the Restructuring Long Stop Date and/or the Termination Rights are exercised, the Restructuring will not be implemented and British Energy may need to commence insolvency proceedings as described below in the paragraph headed: Implications if the Restructuring fails to complete.

PART VI: FURTHER INFORMATION RELATING TO THE RESTRUCTURING—(Continued)

As mentioned above, our indicative timetable for the Restructuring anticipates the Creditors’ Scheme becoming Effective and Admission occurring in mid-January. However, the indicative timetable is our best case expectation and subject to change and delay (see note 1 to the Indicative Timetable of Principal Events on page 3 of this document). We have, therefore, decided that it is prudent to seek an extension to the present long stop dates of 31 January 2005, which extension is subject to the agreement of the requisite parties.

Filing conditions

British Energy has undertaken, under the terms of the Creditor Restructuring Agreement and the Government Restructuring Agreement to notify the Creditors that it intends: (i) to file the Creditors’ Order with the Scottish Registrar (the Notified Filing Date); and (ii) not to deliver the Creditors’ Order to the Scottish Registrar for registration in certain prescribed circumstances. These circumstances include:

•	if British Energy receives a notice from the requisite majority of Creditors or the Secretary of State terminating the Creditor Restructuring Agreement on the basis that there is a continuing Material Adverse Change prevailing as at the Notified Filing Date;

•	if, before the Notified Filing Date, the requisite majority of Creditors or the Secretary of State has validly notified British Energy that there has been a material breach of the undertakings, covenants and warranties given by any British Energy Group company in the Creditor Restructuring Agreement or if there would be a material breach of such undertakings, covenants and warranties if they were repeated on the Notified Filing Date;

•	if confirmation has not been given by the UKLA that upon allotment and issue of the New Shares and New Bonds, Admission will become effective or, in the alternative where such Admission is refused or is impractical, confirmation has not been given of the admission of the New Shares to the Alternative Investment Market of the London Stock Exchange and the listing of the New Bonds to the Luxembourg Stock Exchange;

•	if any valuation of shares issued for non-cash consideration as a result of the Restructuring has not been obtained by the relevant issuer in accordance with section 103 of the Act;

•	if pursuant to the Government Restructuring Agreement, the Nuclear Liabilities Agreements have not been entered into or will not become effective in accordance with their terms immediately after the delivery of the Creditors’ Order to the Scottish Registrar for registration (see below for a summary of the further conditions to the Nuclear Liabilities Agreements);

•	unless, in circumstances where the Members’ Scheme has not Lapsed, the Members’ Order is delivered to the Scottish Registrar for registration at the same time as the Creditors’ Order is delivered;

•	if the New EPL Arrangements remain subject to any outstanding conditions precedent or the parties have not agreed to treat the New EPL Arrangements as wholly unconditional (other than the Restructuring Condition);

•	unless, save as otherwise agreed by the Secretary of State and the Creditors, the Government Facility has been cancelled and the security interests created under it have been discharged or will be cancelled and discharged on the delivery of the Creditors’ Order to the Scottish Registrar for registration;

•	unless, in circumstances where the Members’ Scheme is not approved or Lapses and the Disposal has not been approved, the British Energy Shares have been delisted or will be delisted when the Creditors’ Order is delivered to the Scottish Registrar for registration; and

•	if EPL is in breach of any representation or warranty in the Amended Credit Agreement amounting to an event of default (as defined) which has not been waived and is not capable of being cured in accordance with that agreement.

PART VI: FURTHER INFORMATION RELATING TO THE RESTRUCTURING—(Continued)

Restructuring Condition

Under the terms of the Creditor Restructuring Agreement, the implementation of the Restructuring is conditional upon either:

(i)	the registration by the Scottish Registrar of the Members’ Order and the delivery of a copy of the Creditors’ Order to the Scottish Registrar for registration; or

(ii)	the Members’ Scheme having Lapsed, the delivery of a copy of the Creditors’ Order to the Scottish Registrar for registration and the resolution to approve the Disposal having been passed or confirmation from the UKLA that no such resolution is required; or

(iii)	the Members’ Scheme having Lapsed, the delivery of a copy of the Creditors’ Order to the Scottish Registrar for registration where the foregoing condition has not been satisfied.

Government Restructuring Agreement — Conditions and termination events

Under the terms of the Government Restructuring Agreement, the obligations of the relevant parties (including the Secretary of State) to enter into certain of the Nuclear Liabilities Agreements are conditional upon:

•	the Secretary of State not having notified British Energy in writing before the Notified Filing Date that, in her opinion, the British Energy Group (including for this purpose the Company and Holdings plc) will not be viable in all reasonably foreseeable conditions without access to additional financing (other than financing which the Secretary of State is satisfied has been committed and will continue to be available when required);

•	the Secretary of State having received a copy of letters from the auditors and financial advisers of the Company addressed to the Company giving the confirmations as to working capital and existence of the relevant financing facilities referred to in Rule 2.18 of the Listing Rules without qualification (whether or not New British Energy is to be listed on the Official List);

•	the Secretary of State being satisfied that adequate and valid security interests and security documentation have been granted and entered into by each British Energy Group company which is a party to the Government Restructuring Agreement to secure the Decommissioning Default Payment;

•	the board and Shareholders having passed the necessary resolutions to authorise the allotment and issue of such number of shares on a non-pre-emptive basis as is necessary to satisfy the NLF Conversion Right (as defined in the Contribution Agreement);

•	British Energy having confirmed not more than 5 Business Days prior to the Notified Filing Date by way of certificate addressed to the Secretary of State signed by a director of British Energy that:

(i)	the information set out in Note 22 (nuclear liabilities) to the audited consolidated balance sheet of the British Energy Group in the annual report and accounts as at 31 March 2003 was prepared by British Energy in good faith and was believed by the board (having consulted appropriate officers and employees of the British Energy Group) to present fairly the provision for nuclear liabilities of the British Energy Group as at such date;

(ii)	since 31 March 2003, nothing has come to the attention of the board that would require a material increase in the provision for nuclear liabilities of the British Energy Group set out in the audited consolidated balance sheet of the British Energy Group as at 31 March 2003 if it were prepared again as at the date of the certificate; and

(iii)	(a) it has disclosed to the Secretary of State all material information available to its board that it considers that the Secretary of State reasonably requires in order to

PART VI: FURTHER INFORMATION RELATING TO THE RESTRUCTURING—(Continued)

assess the financial position of the British Energy Group and its viability upon completion of the Restructuring; and (b) (to the best of the board’s knowledge) none of the information disclosed was untrue or materially inaccurate except as corrected by further disclosures made to the Secretary of State;

•	the Creditor Restructuring Agreement not having been terminated or amended in a manner which the Secretary of State considers to be material and there having been no waiver of the conditions in the Creditor Restructuring Agreement to which the Secretary of State has not consented in writing;

•	the representations and warranties given in the Government Restructuring Agreement by the relevant British Energy Group companies who are parties thereto (including the Company and Holdings plc) being true at the date when given and at the date when the Nuclear Liabilities Agreements are entered into;

•	there having been no breach of any undertaking given in the Government Restructuring Agreement by the relevant British Energy Group companies who are parties thereto (including the Company or Holdings plc) which, in the reasonable opinion of the Secretary of State is, or is likely to be, material in the context of the Restructuring;

•	the representations and warranties given in the Nuclear Liabilities Agreements by the relevant British Energy Group companies (including the Company and Holdings plc) being true and there being no material breach of the undertakings in the Nuclear Liabilities Agreements to be given by such British Energy Group companies at the date on which all the other conditions to the Government Restructuring Agreement are satisfied;

•	there being no continuing event of default under the Government Facility;

•	the Creditors’ Order having been issued by the Court and, if the Members’ Scheme is approved, the Members’ Order having been issued by the Court; and

•	it not becoming unlawful for any party to the Government Restructuring Agreement to perform its material obligations.

The Secretary of State is entitled to waive any of the above conditions save for the following: (i) the viability of the British Energy Group (including for this purpose the Company and Holdings plc); (ii) the Creditors’ Order and, if relevant, the Members’ Order having been issued by the Court; and (iii) it not being unlawful for any party to the Government Restructuring Agreement to perform its material obligations.

The Government Restructuring Agreement will terminate if any of the conditions outlined is not fulfilled or waived by the Secretary of State on or before the date specified therein, or, if no such date is specified, on or before 12 noon on 31 January 2005 or, if earlier the date falling 120 days after the date on which the last of the Initial Conditions is satisfied (or such later date as the Secretary of State may agree). We are seeking an extension but no assurance can be given that the Secretary of State will agree to extend the long stop date of 31 January 2005.

The Secretary of State may give written notice to British Energy to terminate the Government Restructuring Agreement if, at any time before the Notified Filing Date, there is a Material Adverse Change.

Creditor Restructuring Agreement termination events

Unless otherwise agreed by the Creditors, BNFL, the Secretary of State and British Energy, the Creditor Restructuring Agreement will automatically terminate (and consequently the Restructuring will not be implemented) if:

•	the circular relating to the Creditors’ Scheme has not been posted by 3 December 2004 or the Creditors’ Scheme has not been approved by Scheme Creditors by 14 January

PART VI: FURTHER INFORMATION RELATING TO THE RESTRUCTURING—(Continued)

2005 or in each case such later date as is agreed in writing by the Company, the requisite majorities of Creditors (other than BNFL) and the Secretary of State;

•	the Restructuring has not occurred by the Restructuring Long Stop Date (which date may be extended subject to agreement of British Energy, BNFL, the Secretary of State and a certain majority of relevant Creditors as described in the summary of the Creditor Restructuring Agreement in Part X: Additional information, paragraph 17.1(g));

•	the Restructuring Condition has ceased to be capable of satisfaction;

•	if British Energy receives a valid notice of termination on the basis that there is a continuing material adverse charge;

•	if the Government Restructuring Agreement is validly terminated in accordance with its terms;

•	if British Energy receives a valid termination notice under the New Standstill Agreement from any party thereto;

•	if the Bondholder Restructuring Agreement is validly terminated in accordance with clause 4 thereof;

•	if the State Aid Approval is successfully overturned on appeal prior to the Restructuring Long Stop Date and British Energy receives a written notice from the requisite majority of Creditors and BNFL that they wish to terminate the Creditor Restructuring Agreement.

Bondholder Restructuring Agreement and New Standstill Agreement – Termination events

The Bondholder Restructuring Agreement and the New Standstill Agreement will terminate upon the occurrence of any of the following:

•	any petition having been presented or other step having been taken for the purpose of winding up any Material Company (not being a petition which is frivolous, vexatious or an abuse of the process of the court and not being a petition withdrawn or struck out within 20 business days) or an order having been made or resolution passed for the winding up of any Material Company;

•	any petition having been presented or other step having been taken for the purpose of the appointment of an administrator or interim manager in respect of any Material Company (not being a petition which is frivolous, vexatious or an abuse of the process of the court and not being a petition withdrawn or struck out within 20 business days) or an administration order having been made in relation to any Material Company or any Material Company otherwise entering into administration;

•	any administrative or other receiver being appointed in respect of any Material Company or any part of their respective assets and/or undertakings or any other steps being taken to enforce any security interest over all or any material part of the assets of any Material Company;

•	there occurring in relation to any Material Company, in any country or territory in which any of them carries on business or to the jurisdiction of whose courts any part of their respective assets is subject, any event which in that country or territory corresponds with, or has an effect equivalent or similar to, any of those mentioned;

•	either British Energy or any of its subsidiaries which is a party to the Government Facility failing to satisfy any valid written demand for repayment in full by the Secretary of State pursuant to the Government Facility, or any counter-indemnity provided by British Energy (or any of its subsidiaries) to the Secretary of State in respect of any guarantee or other form of credit support granted by the Secretary of State for the purposes of securing any facility granted by commercial banks to British Energy (or any of its subsidiaries) in order to replace the Government Facility;

PART VI: FURTHER INFORMATION RELATING TO THE RESTRUCTURING—(Continued)

•	British Energy or the guarantors under the Existing Bonds failing to comply with its covenants under the Bondholder Restructuring Agreement;

•	documentation being dispatched by British Energy (without the consent of the Creditors and BNFL) for the purposes of implementing a scheme, compromise or arrangement in relation to the Existing Bonds or Standstill Obligations (as defined in the New Standstill Agreement) which provides for distributions to the holders of the Existing Bonds or Creditors (as the case may be) different to that set out in the Heads of Terms dated 14 February 2003;

•	any company failing to discharge any material Continuing Obligation (as defined in the New Standstill Agreement) when due or pay any interest on any Standstill Obligation when due, and, in either case, such failure continues for a period of 20 Business Days and has not been waived by the relevant Creditor or BNFL;

•	interest not having been paid within 20 Business Days of the due date on the Existing Bonds;

•	the Bondholder Restructuring Agreement and/or the New Standstill Agreement terminating or for any reason ceasing to be in full force and effect and/or to bind its counterparties thereto; and

•	the Creditor Restructuring Agreement terminating in accordance with its terms.

Termination events for the Existing Bond standstill

The circumstances in which the standstill arrangements for the Existing Bonds (as set out in the supplements to the Existing Trust Deed) will terminate are broadly similar to those for the Bondholder Restructuring Agreement and the New Standstill Agreement, as described above, but in certain circumstances termination is subject to the Existing Trustees being requested to serve a termination notice by holders of not less than 50 per cent. in principal amount of the Existing Bonds then outstanding and having been indemnified to its satisfaction. In addition, the standstill arrangements for the Existing Bonds will terminate on the Restructuring Long Stop Date, unless extended in relation to the relevant series as described under the paragraph above headed: Creditor Restructuring Agreement termination events, following approval by Written Resolution (as defined in the Existing Trust Deed) of holders of such series of Existing Bonds. The standstill arrangements under the Bondholder Restructuring Agreement and the New Standstill Agreement may terminate in certain circumstances where the Existing Trust Deed does not permit termination of the standstill in respect of the Existing Bonds. However, the standstill in relation to the Existing Bonds will terminate on the date on which the Creditor Restructuring Agreement, the Bondholder Restructuring Agreement or the New Standstill Agreement are terminated.

STATE AID

On 27 November 2002 the Commission approved the Government’s rescue aid package (the Government Facility) to the British Energy Group, which had originally been granted on 9 September 2002, on condition that the British Energy Group would be restructured and the Restructuring would be formally notified to the Commission.

The Restructuring was notified to the Commission on 7 March 2003 (the Notification) in accordance with Article 88(3) of the EC Treaty and the EC Guidelines on restructuring and rescuing firms in difficulty (the Guidelines).

The Notification was necessary because the Restructuring involves a number of measures whereby the Government undertakes to pay for our liabilities under the BNFL Historic Contracts and certain decommissioning costs and uncontracted nuclear liabilities in so far as the NLF is unable to meet these liabilities through our contributions. These measures could not be

PART VI: FURTHER INFORMATION RELATING TO THE RESTRUCTURING—(Continued)

implemented unless and until the Commission had issued a decision authorising them. As such the Restructuring was conditional upon the receipt of the Commission authorisation.

Following the Notification, the Commission carried out a preliminary analysis of the Restructuring. In July 2003 the Commission began a formal investigation procedure into the various measures involved in the Restructuring and, in particular, the Government’s undertakings, the New BNFL Contracts, the standstill arrangements, the arrangements between us and the Creditors, the introduction of a new trading strategy and some local tax deferrals (which we have already paid out). As part of the investigation process, on 31 July 2003 the Commission published a notice under Article 88(2) of the EC Treaty (Notice) and, through the Notice, invited any interested third parties to send their comments on the Notice and its preliminary findings.

We, the Government and another 20 parties (including BNFL, DRAX Limited and EoN/Powergen and Greenpeace) submitted comments to the Commission. State Aid investigations are carried out in accordance with the EC Treaty and the relevant procedural rules applicable and are a process between the Commission and the Government of the Member State concerned. As such, following the submission of their comments to the Commission, any interested third parties (including us as beneficiaries of the State Aid) do not normally have access to the Commission except through the authorities of the Member State concerned. Consequently, during the course of the formal procedure, the Government answered various queries of the Commission and made a number of submissions and presentations to address the Commission’s concerns.

Generally, the Commission may approve restructuring State Aid in accordance with the Guidelines if the restructuring plan for the ailing company provides for the return of the company to viability in the shortest time possible. They also require that the aid provided to the ailing company is kept to a minimum. In addition, the Guidelines make clear that a company which has received restructuring aid cannot receive any other restructuring aid for the next ten years following its restructuring, unless there are exceptional circumstances. The Commission would normally seek to impose conditions and require the aid beneficiary to take measures which would mitigate as much as possible the adverse effects of the aid on competitors. Normally such measures take the form of a reduction of the beneficiary’s presence in the relevant market.

On 22 September 2004 the Commission issued the State Aid Approval which was notified to the Secretary of State on 24 September 2004 and stated that the State Aid involved in the Restructuring was compatible with the Common Market and the objectives of the Euratom Treaty. The State Aid Approval provides that the Government is permitted to fund the payment of: (a) liabilities related to the cost of management of spent fuel loaded into our AGR power stations prior to the Effective Date (historic spent fuel) up to a specified level; (b) (the costs of certain other liabilities set out in the Historic Liabilities Funding Agreement (the HLFA) (these costs, however, are not taken into account in calculating the above specified level); and (c) any shortfall of the NLF as regards the payment of liabilities related to our nuclear assets decommissioning and its uncontracted liabilities. The State Aid Approval states that as soon as expenditure corresponding to: (i) the nuclear decommissioning and uncontracted liabilities referred to above; and (ii) the costs of the certain other liabilities, set out in the HLFA referred to above, exceed a specified threshold, the Government shall submit enhanced additional reports (on an annual basis) to the Commission demonstrating that the Government payments are restricted to meeting these liabilities, and that proper steps have been taken to limit expenditure to the minimum necessary to meet those liabilities.

The State Aid Approval also provides that for the purposes of computing the £2,185 million cap and the £1,629 million reporting threshold in December 2002 (money) values, the Government shall use the reference and discount rate published by the Commission for the UK updating this rate every five years.

PART VI: FURTHER INFORMATION RELATING TO THE RESTRUCTURING—(Continued)

The historic spent fuel contracts between BNFL and BE provide for contractual payments to be subject to adjustment based on UK RPI. The Government therefore proposed to the Commission that UK RPI, together with a fixed discount rate, be applied in calculating whether payments under the HLFA reach the £2,185 million cap in (December 2002 money values). The Commission’s position, reflected in its decision, is that the reference and discount rate it sets for the UK from time to time should be used in calculating whether the cap is reached. There is a risk that applying the Commission’s reference rate to payments made under the HLFA may result in a greater figure than the method proposed to the Commission by the Government. If this were to occur, the Government’s obligation to pay amounts under the HLFA would be limited by the cap unless and until the State Aid Approval were modified.

If the Restructuring is not implemented by 31 March 2005, the schedules of payments in the contracts relating to historic spent fuel are not specified in the absence of further agreement between the relevant contracting parties. Prior to that date the parties are required to use their reasonable endeavours to renegotiate these schedules, and any new schedule would require agreement between us, BNFL and (pursuant to the HLFA) the Secretary of State. This may affect whether the cap would, in practice, be reached. The State Aid was authorised subject to a number of measures and conditions (compensatory measures) which primarily purport to ensure that the State Aid is restricted to our nuclear generation business so that it does not distort competition. The key compensatory measures are:

•	not, until 23 September 2010, to own or acquire any rights of control over:

(i)	additional operational nuclear generating capacity in the EEA (which would not include contracts to operate and maintain nuclear plants where we have no interest in the electricity output), without the prior approval of the Commission; or

(ii)	registered, operational, fossil-fuelled generating capacity in the EEA or large hydro-electric generating capacity in the UK, (as defined in the Renewables Obligation Order 2002) which in aggregate exceeds a capacity of 2,020 MW (although some relaxation of this restriction has been agreed to provide for a transitional period in cases where the Eggborough power station ceases to be available to us);

•	to establish and maintain our existing nuclear generation activities, DSB and electricity trading business in separate subsidiaries by 1 April 2005;

•	not to allow our existing nuclear generation business to provide a cross-subsidy to our non-nuclear generation activities or any other business of the Group; and

•	not, for a period of six years, to price the energy element of our DSB contracts below the prevailing wholesale price, except in exceptional market circumstances (to be determined by an Independent Expert to be appointed within four months from the date of the State Aid Approval on the basis of a specific process and subject to certain objective tests).

The State Aid Approval also requires the Government to ensure that the restructuring plan as communicated to the Commission is fully implemented.

The Directors expect, on the basis of how we currently conduct our operations and discussions with relevant authorities and regulatory bodies, that the obligations: (i) to establish and maintain our existing nuclear generation activities, our DSB and electricity trading business in separate subsidiaries by 1 April 2005; and (ii) not to allow our nuclear generation business to cross-subsidise our non-nuclear or other businesses, will not have a material adverse effect on the financial results of our business. However, arrangements and restrictions designed to secure compliance with these obligations are still in the process of being precisely defined (further information on the steps we have taken in this respect are set out in a Deed of Undertaking, a

PART VI: FURTHER INFORMATION RELATING TO THE RESTRUCTURING—(Continued)

summary of which is contained in Part X: Additional information, paragraph 17.1(o)), and will be untested on Admission and no assurance can be given that events will not differ materially from the directors’ expectations in this area. We have no current intention to sell any of our output at below the wholesale price and therefore do not consider that the requirement that we do not price the energy element of our DSB contracts below the prevailing market price will have any effect on our business. For further detail of the impact of the other restrictions referred to above, see Part II: Risk factors, the paragraph headed: Our business is affected by a number of restrictions which restrict our ability to develop new sources of income.

We have agreed with the Secretary of State to implement the above compensatory measures pursuant to a Deed of Undertaking (a summary of which is contained in Part X: Additional information, paragraph 17.1(o)). In relation to the requirement to consolidate our nuclear generation activities in a single subsidiary by 1 April 2005, it is unlikely that we will be able to obtain all the necessary consents by that date. If that is the case, specific alternative arrangements which have a similar effect and which we have agreed with the Government under the Deed of Undertaking will be implemented. (Further information on this issue is set out in the summary of the Deed of Undertaking in Part X: Additional information, paragraph 17.1(o)). Under the Deed of Undertaking, we have also undertaken not to dispose of all or part of our nuclear generation business or our DSB, or carry out any corporate restructuring of the New British Energy Group, without the Secretary of State’s prior approval (such approval not to be unreasonably withheld), if such disposal or restructuring may cause the Secretary of State to be in breach of her obligations under the State Aid Approval.

The implementation of the conditions and the monitoring of the restrictions is expected to involve bodies such as the NDA, the NAO, the NII, possibly GEMA, and a number of specifically appointed independent experts and auditors.

The State Aid Approval may be appealed to the Court of First Instance of the European Communities (the CFI) by any interested third party provided that it can show that it is directly and individually concerned by the State Aid Approval. A party will be directly and individually concerned by the State Aid Approval, where it can show, for example, that its competitive position in the market was or may be adversely affected by it. An interested third party whose competitive position is not adversely affected by the State Aid Approval may also be able to show in other ways it is directly and individually concerned by the State Aid Approval. The government of another Member State may also appeal against the State Aid Approval to the CFI. In each case the application for the appeal must be filed within two months and ten days from either: (i) the date when the interested third party or the government of the Member State receives a full copy of the non-confidential version of the State Aid Approval from the Commission; or (ii) from the date of the publication of the non-confidential version of the State Aid Approval in the Official Journal of the European Union, where the interested third party has not already received a copy of State Aid Approval from the Commission. An appeal to the CFI may result in the State Aid Approval being annulled in whole or in part on grounds of procedural or substantive issues. Any such appeal will be defended by the Commission. We and the Government may intervene to support the Commission in defending the State Aid Approval. The arguments raised by us and/or the Government must support the Commission’s conclusions. The process that led to the State Aid Approval was conducted almost exclusively between the Government and the Commission; we were not directly involved in it except to a limited extent. Nevertheless, we believe that the State Aid Approval should not be annulled in whole or part on appeal, but we cannot give any assurance that that is the case.

The applicant may also request the CFI to suspend in whole or in part the State Aid Approval or apply for other interim measures pending the outcome of the appeal. The CFI may make such orders with or without conditions attached, where the applicant can show that: (i) it has an interest in the State Aid Approval and, when the point is raised, that its application for the annulment of the State Aid Approval is not manifestly inadmissible; (ii) there is urgency to suspend the State Aid Approval so as to prevent the applicant suffering serious and irreparable

PART VI: FURTHER INFORMATION RELATING TO THE RESTRUCTURING—(Continued)

damage (the applicant needing to show that the damage is foreseeable with a sufficient degree of probability and cannot ultimately be financially compensated); (iii) it has a prima facie case for the annulment of the State Aid Approval; and (iv) the balancing of the interests of the different parties calls for the State Aid Approval to be suspended or other measures to be imposed. In light of the above, we do not believe that any interested third party would succeed in suspending, or obtaining any other interim measures against, the State Aid Approval.

A decision of the CFI can be appealed to the European Court of Justice (ECJ), but only on points of law. In the event of an appeal against the State Aid Approval in the CFI or the ECJ being successful and the State Aid Approval being annulled in whole or in part, the Commission would have to issue a new decision taking into account the judgment(s). The effect of a successful appeal, the details of any subsequent decision and the impact that it might have on our business’s profitability or financial position is impossible to predict.

An interested third party may also complain at any time to the Commission that either the Government or we are in breach of any of the conditions imposed by the State Aid Approval. There can be no assurance that the Commission may not, as a result of any investigation it makes into the complaint, order the recovery of any aid which has been unlawfully given as a result of a breach and/or modify the conditions of the State Aid Approval or impose additional ones.

An interested third party which can show sufficient interest (under English law) or both title and interest to sue (under Scottish law) can also bring an action in a court in the appropriate jurisdiction alleging that either the Government or we are in breach of any of the conditions imposed by the State Aid Approval. The court could decide to consult with the Commission or to refer questions to the ECJ in so far as it considers them to be necessary to interpret or apply the provisions of the State Aid Approval that may be in dispute. There can be no assurance that the court would not order that the arrangements whereby the Government provides aid to the Group be suspended pending compliance with the State Aid Approval and the court could order any aid given in breach of the State Aid Approval to be recovered from the Group by the Government. However, we consider this to be unlikely in view of the fact that the court would have to consider the balance of convenience to the parties in the case as a whole and they must have regard to the wider public interest which in this case would, in our view, be in favour of the Group.

Any such appeals or procedures may have an adverse effect on the Group, our shareholders, and holders of other kinds of securities issued by the Group.

The non-confidential version of the State Aid Approval which will be published in the Official Journal of the European Union may contain certain financial projections for the years ending 31 March 2005 to 2009 and certain other foward-looking statements and projections that were also supplied by the Government to the Commission. These projections were prepared exclusively for the purpose of the Government’s notification to the Commission of the proposed restructuring aid to British Energy, and were accompanied by appropriate qualifications and explanations from which it could readily be seen that they were not intended to constitute, and do not constitute, profit forecasts under the Listing Rules.

Accordingly, British Energy, its directors and its advisers accept no responsibility for such projections (outside the context for which they were prepared) and no representation is given by any of the above that the results set out in the projections will be achieved.

PART VI: FURTHER INFORMATION RELATING TO THE RESTRUCTURING—(Continued)

THE RESTRUCTURED GROUP

Group structure

The diagrams set out below show a simplified structure of the British Energy Group immediately before, and the New British Energy Group immediately after, implementation of the Restructuring. Diagrams (ii), (iii) and (iv) show the different holdings of ordinary shares in the New British Energy Group following implementation of the Restructuring, depending on whether the Restructuring is effected through the Members’ Scheme or the Disposal (with or without Ordinary Shareholder approval).

Shareholding following implementation of the Restructuring

Immediately following Admission, our authorised share capital will be divided into 2,800,000,000 New Shares (which are ordinary shares of 10p each), 2,000,000,000 Convertible Shares, 50,000 non-voting ordinary shares of £1 each and one Special Share of which

PART VI: FURTHER INFORMATION RELATING TO THE RESTRUCTURING—(Continued)

561,016,553 New Shares, 50,000 non-voting ordinary shares and the Special Share will be in issue and fully paid. In so far as is known to the Company, the following table shows the interests in its ordinary shares (other than the interests of the Directors set out in paragraph 6.1 in Part X) which, directly or indirectly, amount to 3 per cent. or more of our issued share capital both as at 22 November 2004 (being the latest practicable date prior to the publication of this document) and as expected immediately following Admission:

	Assuming the Members’ Scheme becomes Effective			Assuming the Disposal is approved			Assuming the Members’ Scheme does not become Effective and the Disposal is not approved
Name	No. of New Shares	No. of Warrants	% of issued share capital	No. of New Shares	No. of Warrants	% of issued share capital	No. of New Shares	% of issued share capital
Duquesne Capital Management, L.L.C.	78,542,317	—	14.0	80,786,384	—	14.4	80,786,384	14.4
Deutsche Bank AG, London	57,223,688	—	10.2	57,784,705	—	10.3	57,784,705	10.3
Stark Investments(1)	43,882,317	3,071,897	7.8	43,571,865	3,071,897	7.8	43,571,865	7.8
The Eureka (Euro) Fund Limited	44,320,308	—	7.9	45,442,341	—	8.1	45,442,341	8.1
Fidelity Investments	34,783,026	—	6.2	35,669,652	—	6.4	35,669,652	6.4
The Royal Bank of Scotland	30,868,315	—	5.5	31,527,888	—	5.6	31,527,883	5.6
LGC Holdings, L.L.C.	18,081,564	—	3.2	18,542,466	—	3.3	18,542,466	3.3

(1)	The percentage figures stated for Stark Investments are based on the undiluted share capital of the Company. After exercising all its Warrants, Stark Investments’ interests in New Shares (as a percentage of the Company’s fully diluted issued share capital) would be 8.0 per cent. assuming the Members’ Scheme is approved, 7.9 per cent. assuming the Disposal is approved and 7.8 per cent, assuming neither the Members’ Scheme or the Disposal is approved.

The information in the above table has been provided to us by advisers to certain of the Creditors in connection with the application for Admission and, in certain cases, the number of New Shares has been calculated on the basis of the percentage figures provided. However, because the Existing Bonds, the debt owed to the Eggborough Banks and the relevant claims of the Significant Creditors are tradeable (in accordance with the Creditor Restructuring Agreement), and because shares in British Energy may be bought or sold, the interests stated above may change between the date of this document and Admission. Supplementary listing particulars would be published if we become aware that there is a significant change in this information or a significant new matter has arisen in this regard (which would have been required to be mentioned in this document if it had arisen prior to the date of this document), in each case, which would be significant for the purpose of making an informed assessment about whether to invest in the New Shares, Warrants and/or New Bonds.

Of the unissued share capital, 2,029,527,187 ordinary shares will be reserved for issue on exercise of the Warrants (if the Restructuring is effected through the Members’ Scheme or the Disposal with Ordinary Shareholder approval) and conversion of the Convertible Shares.

Limitations on shareholdings

Our Articles contain provisions on limitations on shareholdings which require the Board to give notice to the holder of the Company’s Special Share if, to the knowledge of the Board, any person (not being a specifically permitted person) has, or appears to the Board to have, an interest in our shares which carry 15 per cent. or more of the total votes attaching to our relevant share capital (referred to as a Relevant Person). If the holder of the Special Share gives notice to the Board that ownership or control of such relevant shares by the Relevant Person would be contrary to the interests of national security, the Board must notify the Relevant Person and call for a disposal of such a number of relevant shares as will cause the Relevant Person to cease to be a Relevant Person to be made within 21 days (referred to as a Required Disposal).

After the giving of such a notice no transfer of any of the relevant shares held by the Relevant Person (other than a Required Disposal) may be made or registered until either the notice is

PART VI: FURTHER INFORMATION RELATING TO THE RESTRUCTURING—(Continued)

withdrawn or a Required Disposal has been made to the satisfaction of the Board and registered. If that notice is not complied with to the satisfaction of the Board and has not been withdrawn, the Board must, so far as it is able, effect a Required Disposal on such terms as it decides, based upon advice obtained by it for the purpose and being reasonably practicable having regard to all the circumstances.

A registered holder on whom a valid notice referred to above has been served is not entitled in respect of all the relevant shares, until that notice has been complied with to the satisfaction of the Board or withdrawn, to attend or vote at any general meeting of the Company or meeting of the holders of a class of shares and those rights will vest in the chairman of the meeting who may act entirely at his discretion.

These provisions will remain in force until the date of redemption of the Special Share.

Special share

Following Admission, the Secretary of State and the Secretary of State for Scotland will jointly hold a Special Share in the Company and in our subsidiary Holdings plc and they will continue to jointly hold a Special Share in British Energy. The Secretary of State will continue to hold a Special Share in BEG and the Secretary of State for Scotland will continue to hold a Special Share in BEG UK. Each such Special Share may only be held by a Minister of the Crown or other person acting on behalf of the Government, and does not carry any rights to vote at general meeting, but entitles the holder to attend and speak at such meetings. Each Special Share is redeemable at the option of the holder after consultation with the relevant company at any time after 30 September 2006.

The provisions relating to the Special Share in our Articles and in the articles of association of Holdings plc, British Energy, BEG UK and BEG and the provisions relating to limitations on shareholdings in our Articles may not be amended or removed without the consent of the holder of the relevant Special Share.

Consent of the holder of the relevant Special Share will be required (and may only be withheld in these cases if, in the holder’s opinion, the matter in question would be contrary to the interests of national security) in relation to:

(i)	certain amendments to the articles of association of Holdings plc, British Energy, BEG UK or BEG which would enable the board of directors of Holdings plc, British Energy, BEG UK or BEG to issue any shares (other than to certain other Group companies) without the consent in writing of the relevant holder of the Special Share (such consent only to be withheld if in the relevant holder’s opinion such issue would be contrary to the interests of national security); or

(ii)	the giving by the Company, Holdings plc, British Energy or BEG UK (as appropriate) of any consent or agreement to any issue of shares in Holdings plc, British Energy, BEG UK or BEG (other than to certain other Group companies; or

(iii)	a disposal by the Company, Holdings plc, British Energy and BEG UK of the shares held (directly or indirectly) by the relevant company in Holdings plc, British Energy, BEG UK or BEG; or

(iv)	a disposal by BEG or BEG UK of any of their respective nuclear power stations.

Convertible Shares

The entitlement of the NLF to the NLF Cash Sweep Payment is convertible into Convertible Shares equal to the Payment Percentage prevailing at the time of conversion. On a full conversion the NLF would, therefore, hold up to 65 per cent. of the thereby enlarged equity share capital of the Company. However, the terms of the Convertible Shares into which such

PART VI: FURTHER INFORMATION RELATING TO THE RESTRUCTURING—(Continued)

entitlement will convert, will limit the general voting rights attaching to such shares to the maximum amount of shares as can be held without triggering a mandatory offer under the Takeover Code, being currently 29.9 per cent. of the voting rights of the Company (and, for this purpose, taking into account the voting rights attributable to any other ordinary shares of the Company held or acquired by any person acting in concert with the NLF). These voting restrictions do not apply on any resolution for the winding up of the Company, or on resolutions to modify, vary or abrogate the rights attaching to our ordinary shares or our Convertible Shares and on a poll, the number of votes that the NLF will be entitled to exercise in relation to any such resolution will be equal to the number of Convertible Shares which the NLF would be entitled to vote if the Convertible Shares were ordinary shares.

The Convertible Shares will convert into ordinary shares of the Company automatically on their transfer to a third party by the NLF (or its nominee) but are not convertible at the election of the NLF prior to such transfer. Apart from the limitations on voting rights and their convertibility into ordinary shares of the Company, the Convertible Shares shall have the same rights, be subject to the same restrictions and rank pari passu with the ordinary shares of the Company in all respects.

There are restrictions on the manner in which the NLF may convert its entitlement to the NLF Cash Sweep Payment or dispose of any of its shares in the Company. A summary of the current investment policy of the NLF is set out above in the paragraph headed: NLF investment policy.

New Bonds

The aggregate principal amount of the New Bonds to be issued by Holdings plc to the Bondholders, RBS, the Significant Creditors, the Eggborough Banks and the NLF will be £700m (including £150m of CTA Bonds). The New Bonds will be denominated in Sterling and will pay interest on a quarterly basis.

The New Bonds will be guaranteed by the Company and all of our existing and future material subsidiaries (other than BETS, EPL and EPHL). The New Bonds will carry an interest rate of 7 per cent. per annum, payable quarterly in arrear on 31 March, 30 June, 30 September and 31 December in each year, commencing 31 March 2005 or, if later, on the first interest payment date following the Issue Date. The New Bonds will be redeemed in 18 unequal instalments on 31 March of each year from 31 March 2005 (or, if later, the Issue Date) to 31 March 2022 (both inclusive). A summary of the terms of the New Bonds is in Part VII: Terms and conditions of the New Bonds.

Warrants

The maximum aggregate amount of Warrants to be issued if the Members’ Scheme becomes Effective or if the Members’ Scheme does not become Effective but the Ordinary Shareholders approve the Disposal will be 29,527,187, entitling the holders of the Warrants (Warrantholders) to subscribe for New Shares equal to 5 per cent. of our thereby diluted share capital immediately following implementation of the Restructuring (excluding the impact of the Employee Options and conversion of the NLF Cash Sweep Payment which is summarised above in the paragraph headed: Contribution Agreement).

The Warrants are freely transferable, subject to an instrument of transfer being signed by or on behalf of the transferor and deposited at the Registrars’ office. The registration of a transfer is conclusive evidence of the approval by New British Energy of the transfer. In the case of the death of a Warrantholder, the surviving joint holders, or the executors or administrators of the deceased Warrantholder where he was sole or only surviving holder, will be the only persons recognised by New British Energy as having title to the deceased Warrantholder’s Warrants. Any person becoming entitled to a Warrant in consequence of the death or bankruptcy of a Warrantholder may be registered as holder of the Warrant. A register of the Warrants will be

PART VI: FURTHER INFORMATION RELATING TO THE RESTRUCTURING—(Continued)

kept by the Registrars. Any person, including New British Energy, shall be entitled to treat the registered holder of any Warrant as the absolute owner and will not be bound to recognise any equitable claim or interest in that Warrant.

The conditions of the Warrants are set out below in Part VIII: Conditions of the Warrants.

New British Energy reduction of capital

The New British Energy Reduction is intended to eliminate the deficit (if any) in the distributable reserves of New British Energy which may arise as a result of the Restructuring and to provide some distributable reserves for New British Energy to pay dividends to Shareholders in the future, subject to the dividend policy of New British Energy outlined in Part III: Operating and financial review and prospects.

Under the New British Energy Reduction, following the Restructuring Effective Date the share premium account of New British Energy will be eliminated and the resulting reserve will, subject to confirmation by the Court, be transferred to New British Energy’s profit and loss account. The reserve arising on the New British Energy Reduction will be available for distribution by New British Energy once all New British Energy’s creditors at the time of the New British Energy Reduction have been discharged or have consented to the New British Energy Reduction. The Directors expect that there will be no material creditors of New British Energy at the time of the New British Energy Reduction. The New British Energy Reduction will be carried out under section 135 of the Act and is subject, amongst other things, to confirmation by the Court and a copy of the Court order being filed with and registered by the Scottish Registrar. The New British Energy Reduction process will be commenced before the Restructuring Effective Date. Although the New British Energy Reduction will require certain resolutions to be passed at an extraordinary general meeting of New British Energy, such resolutions will be voted on by the Initial Shareholder of New British Energy prior to the Restructuring Effective Date. Accordingly, the Initial Shareholder will be the only shareholder entitled to vote on such resolutions. The Court hearing to confirm the New British Energy Reduction will, however, be held after the Restructuring Effective Date.

ADMISSION AND DEALINGS

Application has been made to the UKLA for the New Shares, Warrants and New Bonds to be admitted to the Official List and to the London Stock Exchange for the New Shares, Warrants and New Bonds to be admitted to trading. Admission is expected to become effective and dealings in the New Shares, Warrants and New Bonds are expected to commence on the London Stock Exchange at 8.00 a.m. (London time) on the dealing day following the Restructuring Effective Date. The New Shares, Warrants and New Bonds can be held in certificated or uncertificated form.

If confirmation is not given by the UKLA that upon the allotment and issue of the New Shares, Warrants and New Bonds, Admission to the Official List will become effective or where such Admission is refused, in order to implement the Restructuring we will be required to seek admission of the New Shares and Warrants to trading on the Alternative Investment Market of the London Stock Exchange and, in respect of the New Bonds, Holdings plc will be required to seek admission to listing on the Luxembourg Stock Exchange. In such case, the relevant documentation for such admission would be despatched to Creditors and British Energy Shareholders as required.

On 23 September 2003, British Energy sent its shareholders a letter in accordance with the Listing Rules, notifying shareholders of its intention to apply for the UKLA to cancel the listings of the British Energy Shares. Following an application by British Energy for the UKLA to cancel the listings of the British Energy Shares, the UKLA cancelled the listings with effect from 8.00 a.m. on 21 October 2004 and the last day for dealings in British Energy Shares on the main

PART VI: FURTHER INFORMATION RELATING TO THE RESTRUCTURING—(Continued)

market of the London Stock Exchange was 20 October 2004. Application will be made for the listing of the Existing Bonds to be cancelled and the last day for dealings in the Existing Bonds will be the Restructuring Effective Date.

Shares and Warrants

Those persons entitled to receive New Shares and/or Warrants pursuant to the Restructuring and who have a CREST account will be able to receive their New Shares and/or Warrants through CREST. CREST is a paperless settlement procedure enabling securities to be evidenced otherwise than by a certificate and transferred otherwise than by written instrument. Upon Admission, the Articles will permit the holding of New Shares and Warrants in CREST in accordance with the CREST Regulations. The Company has applied for the New Shares and Warrants to be admitted to CREST with effect from Admission. Accordingly, settlement of transactions in the New Shares and Warrants following Admission may take place within the CREST system if any holder of New Shares or Warrants so wishes. CREST is a voluntary system and holders of the New Shares or Warrants who wish to receive and retain share or warrant certificates will be able to do so.

Crediting of the New Shares to which Creditors are entitled to CREST accounts will commence on the dealing day immediately following the Restructuring Effective Date and will be made in accordance with the arrangements set out in the Creditor Restructuring Agreement (in respect of the Eggborough Banks and Significant Creditors) and the Creditors’ Scheme Circular (in respect of RBS and the Bondholders).

New Shares and/or Warrants to which British Energy Shareholders would be entitled if the Members’ Scheme becomes Effective or if the Members’ Scheme does not become Effective but the Disposal is approved, will be credited to CREST accounts on the dealing day immediately following the Restructuring Effective Date if valid Forms of Election have been returned in accordance with the provisions in the Member’s Scheme Circular.

It is expected that definitive certificates for New Shares and Warrants will be despatched within 14 days of the Restructuring Effective Date. Pending despatch of such certificates, transfers of New Shares and Warrants will be certificated by the Registrars against the relevant register. No temporary documents of title have been or will be issued in respect of the New Shares and Warrants. Notwithstanding the ability to receive New Shares and Warrants through CREST, the Company reserves the right to issue New Shares and Warrants in certificated form if for any reason, it wishes to do so.

All documents, certificates, or other communications sent to Shareholders or Warrantholders, or as such persons shall direct, will be sent at their own risk and will be sent by post.

ADRs

On 28 September 2004, the NYSE suspended trading in the British Energy ADRs and commenced proceedings to permanently delist the British Energy ADRs from the NYSE. The NYSE announced that it had taken this action in response to British Energy’s announcement on 23 September 2004 of its intention to delist its Ordinary Shares and A Shares from the London Stock Exchange. British Energy has appealed the NYSE’s decision to delist the British Energy ADRs. However, there can be no assurance that its appeal will be successful or that British Energy or the Company will meet the relevant listing criteria on the NYSE for the New ADRs.

If the Members’ Scheme becomes Effective and British Energy or the Company satisfies the relevant listing criteria for the NYSE, on or prior to Admission, all British Energy ADRs will be cancelled and holders of British Energy ADRs will be issued New ADRs by the Depositary at a ratio of 3 New ADRs to 8 British Energy ADRs. No fractional ADRs will be issued.

PART VI: FURTHER INFORMATION RELATING TO THE RESTRUCTURING—(Continued)

If the Members’ Scheme does not become Effective but the Disposal is approved or the Members’ Scheme becomes Effective and neither British Energy nor the Company are able to satisfy the relevant listing criteria for the NYSE on or prior to Admission, then no new ADRs will be issued on Admission. In such circumstances, holders of British Energy ADRs will receive the New Shares and/or Warrants, as the case may be, and RBS or any Bondholder which has elected to receive New ADRs will receive New Shares, in each case to which they are entitled.

If the Members’ Scheme does not become Effective but shareholders approve the Disposal, holders of British Energy ADRs will, subject to any overseas securities laws and the availability of an exemption from the registration requirements in the US, receive the Warrants to which they are entitled. As such, Warrants will not be issued in the US pursuant to the Disposal unless an exemption from the registration requirements under the Securities Act is available. In addition, we have agreed to apply to take all reasonable steps to list our New ADRs on the NYSE at such time following Admission as we are able to satisfy the NYSE listing criteria. In such circumstances, however, we will be required to satisfy the NYSE’s listing criteria for new securities, including minimum public float and minimum shareholder eligibility requirements that we may not be able to satisfy immediately after Admission.

New Bonds

New Bonds will be issued and distributed to Creditors in accordance with the distribution arrangements agreed with the Creditors (namely, in respect of RBS and Bondholders, the Distribution Agreement, and in respect of the Creditors other than RBS and Bondholders, the Creditor Restructuring Agreement). Such arrangements will require Creditors to submit letters to the Information Agent appointed by, among others, the Company confirming, amongst other things, the Euroclear or Clearstream, Luxembourg account into which New Bonds to be issued and/or distributed to or on behalf of such Creditor should be deposited.

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS

Introduction

For a definition of certain terms used in these Conditions, see Condition 21 “Certain definitions” below.

The £700m in principal amount of 7 per cent. Guaranteed Bonds due 2005-2022 of the Issuer (the “Bonds”) are constituted by, are subject to and have the benefit of the Trust Deed.

Certain provisions of these Conditions are summaries of the Trust Deed and subject to its detailed provisions. Copies of the Trust Deed are available to Bondholders and prospective purchasers of the Bonds upon request to the Issuer or at the Specified Office of any Paying Agent.

The Bonds have not been registered under the Securities Act and are subject to transfer restrictions.

The Bonds are issued in a single series. £150m of the £700m principal amount of the Bonds will be represented by a global bond (the “CTA Global Bond”) which will be held by EPL. Save to the extent related to the issuance and transfer thereof, restrictions on the ability of the Holder of the CTA Global Bond to vote on Restricted Matters and to give directions to the Trustee in relation to enforcement and acceleration of the Bonds and/or provisions relating to cancellation of Bonds represented by the CTA Global Bond on exercise of an Eggborough Break Option and/or upon enforcement of the Eggborough Security, each as more fully set out below and in the Trust Deed, the terms and conditions applicable to the CTA Global Bond, including the rights of the Holder thereof, will be the same as the terms and conditions applicable to the other Bonds.

As of the Issue Date, all of the Company’s Subsidiaries, other than the Eggborough Subsidiaries, are Restricted Subsidiaries and subject to the restrictive covenants applicable to Restricted Subsidiaries in these Conditions. However, the Company is permitted to designate certain of its Subsidiaries as Unrestricted Subsidiaries in the circumstances described under Condition 8.13 “Limitation on Unrestricted Subsidiaries”. These Unrestricted Subsidiaries will not be subject to the restrictive covenants applicable to Restricted Subsidiaries in these Conditions.

1.	MATURITY, PRINCIPAL AND INTEREST

The Bonds mature on 31 March 2022, are limited to £700m in aggregate principal amount and constitute senior, direct, unconditional and unsecured obligations of the Issuer. The Bonds bear interest on their Principal Amount Outstanding at 7 per cent. per annum from, and including, the Issue Date to, but excluding, the Maturity Date (unless previously redeemed or purchased and cancelled), payable in cash quarterly in arrear on each Interest Payment Date, commencing 31 March 2005 or, if later, on the first Interest Payment Date following the Issue Date.

The Issuer will pay interest to the Person in whose name the Bond is registered at the close of business on the 15 March, 15 June, 15 September or 15 December immediately preceding the relevant Interest Payment Date (each, a “Record Date”). Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Interest on overdue principal and, to the extent permitted by law, on overdue instalments of interest will accrue at the rate of interest borne by the Bonds. The Bonds are issued in registered form in the denomination of £1.00 and integral multiples of £1.00 in excess thereof.

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS—(Continued)

2.	GUARANTEE

Payment of the principal of, premium (if any) and interest on the Bonds is guaranteed by the Guarantors jointly and severally, fully and unconditionally, on a senior basis pursuant to the guarantee set out in the Trust Deed (the “Guarantee”).

On the Issue Date, the Guarantors comprise the Company and all Material Subsidiaries of the Company (except for BETS for so long as it cannot reasonably guarantee the Bonds as a result of requirements of the FSA or other legal requirements in relation to its business).

Subsidiaries of the Company (except for BETS for so long as it cannot reasonably guarantee the Bonds as a result of requirements of the FSA or other legal requirements in relation to its business) that become Material Subsidiaries after the Issue Date are required to become Guarantors within 45 days of the audited annual financial statements or quarterly financial statements (on a rolling four quarter basis) demonstrating this becoming available. The Issuer undertakes that the gross assets, turnover and EBIT of the Guarantors (taken as a whole) will at all times constitute in aggregate at least 90 per cent. of the consolidated gross assets, turnover and EBIT, respectively, of the Company and its Restricted Subsidiaries on a rolling four quarter basis, calculated in accordance with Relevant GAAP (excluding all assets relating to amounts receivable under the Nuclear Liabilities Documentation and excluding the Eggborough Subsidiaries and BETS (for so long as it cannot reasonably guarantee the Bonds as a result of requirements of the FSA or other legal requirements in relation to its business)); provided that for this purpose (i) neither the Eggborough Subsidiaries nor BETS (for so long as it cannot reasonably guarantee the Bonds as a result of requirements of the FSA or other legal requirements in relation to its business) shall be Guarantors or be deemed to be Material Subsidiaries, and (ii) all assets, turnover and EBIT of the Eggborough Subsidiaries and (for so long as it cannot reasonably guarantee the Bonds as a result of requirements of the FSA or other legal requirements in relation to its business) BETS shall be excluded in determining the Material Subsidiaries of the Company and compliance with this undertaking.

If the Issuer defaults in payment of the principal of, premium (if any) or interest on the Bonds, each of the Guarantors will be unconditionally, jointly and severally, obliged duly and punctually to pay any such unpaid amount.

The Guarantee is a continuing guarantee and shall remain in full force and effect until payment in full of all the obligations of the Issuer hereunder and under the Trust Deed, is binding on each Guarantor and will inure to the benefit of and be enforceable by the Trustee and the Bondholders and their successors, transferees and assignees.

Notwithstanding the foregoing, in certain circumstances the Guarantee of a particular Guarantor (other than the Company) may be released pursuant to the provisions of paragraph (2) of Condition 8.9 “Limitation on issuances of guarantees of Financial Indebtedness”. The Issuer also may, at any time, cause a Restricted Subsidiary to become a Guarantor by executing and delivering an accession letter (in substantially the form set out in the Trust Deed) providing for the guarantee of payment of the principal of, premium (if any) and interest on the Bonds by such Restricted Subsidiary on the basis provided in the Trust Deed.

3.	REDEMPTION

3.1	Scheduled redemption

Unless previously redeemed in full or purchased and cancelled, the Bonds will be redeemed on the dates and in the amounts, together with interest accrued but unpaid to the relevant redemption date, set out in the Amortisation Schedule.

3.2	Optional early redemption by the Issuer

The Issuer, at its option, may redeem all or a portion of the Bonds at any time on giving not less than 30 nor more than 60 days’ prior notice to Bondholders (which notice will be

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS—(Continued)

irrevocable), in amounts of £1 or an integral multiple thereof at the higher of (1) the Make Whole Amount, and (2) 101 per cent. of the Principal Amount Outstanding of the Bonds being redeemed together, in either case, with accrued and unpaid interest, if any, to (but excluding) the redemption date (subject to the rights of Holders of record on relevant Record Dates to receive interest due on an Interest Payment Date).

If less than all of the Bonds are to be redeemed, the Trustee shall select the particular Bonds to be redeemed in compliance with the requirements of the principal listing authority or securities exchange (currently expected to be the UK Listing Authority), if any, on which the Bonds are listed or, if the Bonds are not listed or if such listing authority or securities exchange prescribes no method of selection, on a pro rata basis or by such other method as the Trustee in its sole discretion shall deem fair and reasonable.

3.3	Optional redemption for taxation reasons

The Issuer, at its option, may redeem all, but not less than all, of the Bonds on any Interest Payment Date on giving not less than 30 nor more than 60 days’ prior notice to Bondholders (which notice will be irrevocable), at 100 per cent. of the Principal Amount Outstanding of the Bonds together with accrued and unpaid interest, if any, to (but excluding) the redemption date. This right of redemption applies only if, as a result of any amendment to, or change in, the laws (including any regulations thereunder) of the United Kingdom (including any European Union law or directive that has the effect of law in the United Kingdom) or any other jurisdiction in which the Issuer or any Guarantor is organised or resident for tax purposes or generally subject to tax on a net income basis, or any political subdivision or taxing authority of, or in any of the foregoing (any of the aforementioned being a “Taxing Jurisdiction”), or any amendment to, or change in, any official position concerning the administration or application of such laws or regulations (including a holding by a court of competent jurisdiction of any Taxing Jurisdiction applicable to the Issuer or any Guarantor), which amendment or change is announced and effective on or after the Issue Date, the Issuer or (following default by the Issuer) a Guarantor has become or will become obligated to pay Additional Amounts which are more than a de minimis amount on the next date on which any amount would be payable with respect to the Bonds and the Issuer determines in good faith that such obligation cannot be avoided by the use of reasonable measures available to the Issuer or such Guarantor (including, without limitation, by changing the jurisdiction from which or through which payments on the Bonds are made).

At the time notice of redemption is given, such obligation to pay such Additional Amounts must be in effect. Prior to the mailing of any notice of redemption described above, the Issuer will deliver to the Trustee in form and substance satisfactory to the Trustee (a) an Officer’s Certificate stating that the Issuer is entitled to elect to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Issuer so to elect to redeem have occurred and (b) an opinion of counsel qualified under the laws of the relevant Taxing Jurisdiction to the effect that the Issuer or, as the case may be, a Guarantor has or will become obliged to pay such Additional Amounts as a result of such amendment or change.

3.4	Purchase of Bonds upon a Change of Control or a Restructuring Event

Each Bondholder has the option to require the Issuer (subject to Condition 3.7 “Accelerated decommissioning payment” below) to purchase all or any part (in integral multiples of £1) of such Bondholder’s Bonds pursuant to a Repurchase Offer in the following circumstances:

(1)	on a Change of Control; or

(2)	if a Restructuring Event occurs and:

(a)	within the Restructuring Period, either:

(A)	if at the time such Restructuring Event occurs there are Rated Securities, a Rating Downgrade in respect of such Restructuring Event also occurs; or

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS—(Continued)

(B)	if at such time there are no Rated Securities, a Negative Rating Event also occurs; and

(b)	no independent financial adviser of international reputation shall have been appointed by the Issuer and approved by the Trustee (such approval not to be unreasonably withheld or delayed) or, if so appointed, shall have failed within 90 days of the Restructuring Event to certify in writing to the Trustee that such Restructuring Event is, in its opinion, not materially prejudicial and will not be materially prejudicial to the financial condition of the Company or that of any Restricted Subsidiary (a “Restructuring Certification”).

For this purpose:

(1)	a Restructuring Event shall be deemed not to be materially prejudicial to the financial condition of the Company or that of any Restricted Subsidiary if, notwithstanding the occurrence of a Rating Downgrade or a Negative Rating Event, the rating assigned to the Rated Securities by the Relevant Rating Agencies is subsequently increased to, or, as the case may be, there is assigned to the Bonds by the Relevant Rating Agencies, a rating equivalent to, or better than, the rating assigned to the Bonds on issue, prior to the 90th day after the occurrence of that Restructuring Event; and

(2)	a Rating Downgrade or a Negative Rating Event shall be deemed not to have occurred as a result of, or in respect of, a Restructuring Event if the Relevant Rating Agencies making the relevant reduction in rating or withdrawal of rating or, where applicable, declining to assign a rating equivalent to, or better than, the rating assigned to the Bonds on the Issue Date, do not announce or publicly confirm, or inform the Trustee in writing at its request within 90 days of the Restructuring Event, that the reduction, withdrawal or, where applicable, declining to assign a rating equivalent to, or better than, the rating assigned to the Bonds on the Issue Date, was the result, in whole or in part, of any event or circumstance comprised in or arising as a result of the applicable Restructuring Event. Furthermore, a Rating Downgrade shall be deemed not to have occurred unless the Relevant Rating Agencies make the relevant reduction in rating or withdrawal of rating.

The Issuer shall offer to purchase all of the Bonds (a “Repurchase Offer”), at a purchase price (the “Repurchase Price”) in cash in an amount equal to the higher of (1) the Make Whole Amount, and (2) 101 per cent. of the Principal Amount Outstanding of the Bonds being redeemed, together, in either case, with accrued and unpaid interest, if any, to (but excluding) the date of purchase (subject to the rights of Holders of record on relevant Record Dates to receive interest due on an Interest Payment Date).

The Issuer will comply with the applicable tender offer rules, including those of the United Kingdom and/or the United States, in connection with a Repurchase Offer. To the extent that the provisions of any applicable securities laws or regulations conflict with the provisions of these Conditions (other than the obligation to make a Repurchase Offer pursuant to these Conditions), the Issuer will comply with the securities laws and regulations and will not be deemed to have breached its obligations described in this Condition by virtue thereof.

The Issuer will not be required to make a Repurchase Offer upon a Change of Control if a third party makes a Repurchase Offer in the manner, at the times and otherwise in compliance with the requirements described in this Condition applicable to a Repurchase Offer made by the Issuer and purchases all Bonds validly tendered and not withdrawn under such Repurchase Offer.

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS—(Continued)

3.5	Mandatory repurchase offers from excess cash

In the event that:

(1)	the Target Amount is reduced in accordance with the Contribution Agreement and the amount standing to the credit of the Cash Reserves is no lower than such reduced Target Amount at the time of such reduction; or

(2)	an Eggborough Break Option is exercised and Cash (as defined in the Contribution Agreement) as at the last financial year end is equal to or in excess of the Target Amount,

the Issuer shall, once such excess funds above the Target Amount exceed £10m, offer to apply such funds (including such £10m) in purchasing or redeeming Bonds (in whole or in part) on the next succeeding Interest Payment Date and in paying the Accelerated Decommissioning Payment referred to in Condition 3.7 “Accelerated Decommissioning Payment” below.

Any such offer, or any offer required to be made by the Issuer pursuant to Condition 8.8 “Limitation on sale of certain assets”, shall be made at the offer price of 101 per cent. of the Principal Amount Outstanding of the Bonds, together with accrued and unpaid interest, if any, to (but excluding) the date of purchase (subject to the rights of Holders of record on relevant Record Dates to receive interest due on an Interest Payment Date), and will be payable in cash.

To the extent that the aggregate offer price for the Bonds tendered in such offer exceeds the amount of excess cash to be applied pursuant to this Condition 3.5, the Trustee shall select the particular Bonds to be purchased or redeemed in compliance with the requirements of the principal listing authority or securities exchange (currently expected to be the UK Listing Authority), if any, on which the Bonds are listed, or, if the Bonds are not listed or if such listing authority or securities exchange prescribes no method of selection, on a pro rata basis or by such other method as the Trustee in its sole discretion shall deem fair and reasonable.

To the extent that such offer to repurchase or redeem Bonds is not accepted, or is only accepted in part, by Bondholders, any remaining excess funds shall be applied:

(1)	as to the NLF Payment Percentage, in making a payment to the NLF in accordance with the Contribution Agreement; and

(2)	thereafter, in paying a Dividend on the ordinary shares of the Company to the extent permitted as soon as the Company is permitted to do so under the terms of the Contribution Agreement.

3.6	Market purchases

Subject to applicable law, the Issuer, the Company and any of its Subsidiaries may purchase Bonds in the open market or otherwise at any time and at any price provided that (i) the limitations on incurrence of Financial Indebtedness are observed; (ii) no Event of Default or Potential Event of Default exists; and (iii) the Bonds, once purchased, cannot be voted and are cancelled forthwith.

3.7	Accelerated decommissioning payment

With the exception of (a) an early redemption or market purchase as permitted under these Conditions and which results from or is financed by a contemporaneous refinancing of the whole or part of the Bonds in issue from time to time or (b) any cancellation (including on exercise of an Eggborough Break Option or enforcement of the Eggborough Security) of the entitlement of the Eggborough Lenders to any proportion of the CTA Global Bond, notwithstanding any other provision of these Conditions or the Trust Deed,

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS—(Continued)

it shall be a condition of any early redemption (whether in whole or in part) or purchase (whether in whole or in part) of the Bonds (including, without limitation, pursuant to Conditions 8.8 “Limitation on sale of certain assets”, 3.4 “Purchase of Bonds upon a Change of Control or a Restructuring Event”, 3.5 “Mandatory repurchase offers from excess cash”, 3.2 “Optional early redemption by the Issuer”, 3.6 “Market purchases” or 3.3 “Optional redemption for taxation reasons”) that an Accelerated Decommissioning Payment is made prior to such redemption or purchase to the NLF (pursuant to the Contribution Agreement) in an amount calculated in accordance with Clause 3 of the Contribution Agreement.

3.8	Defeasance decommissioning deposit

In addition, it shall be a condition of any Legal Defeasance or Covenant Defeasance pursuant to Condition 10 “Legal Defeasance or Covenant Defeasance” (other than resulting from or financed by a contemporaneous refinancing of the whole or part of the Bonds in issue from time to time) that, prior to such defeasance, the Issuer must irrevocably deposit with the Trustee, in trust, for the benefit of the NLF, an amount calculated in accordance with Clause 3.3 of the Contribution Agreement as if it were an Accelerated Decommissioning Payment (a “Defeasance Decommissioning Deposit”) (provided that such deposit with the Trustee shall not be an Accelerated Decommissioning Payment for the purposes of Clause 3.4 of the Contribution Agreement). In calculating the amount of such Defeasance Decommissioning Deposit (a) the reference in Clause 3.3(A) of the Contribution Agreement to the date or intended date of early redemption or market purchase shall be deemed to be a reference to the date or intended date of such Legal Defeasance or Covenant Defeasance and (b) “A” in the formula set out in Clause 3.3(B) of the Contribution Agreement shall be the value of the cash and/or Government Securities to be deposited by the Issuer with the Trustee, in trust, for the benefit of Bondholders in exercising such Legal Defeasance or Covenant Defeasance. The Issuer shall direct the Trustee to release and pay the Defeasance Decommissioning Deposit to the NLF so that payments are made in the amounts and at the times in which BEG and BEG UK are obliged to make Decommissioning Payments to the NLF pursuant to Clause 3 of the Contribution Agreement (or any Decommissioning Default Payment pursuant to Clause 17 of the Contribution Agreement) and such obligations of BEG and BEG UK shall be deemed satisfied if and to the extent such payments are made by the Trustee to the NLF.

3.9	Purchase of CTA Bonds upon prepayment of EPL Credit Agreement for taxes or illegality

If EPL has served a notice of prepayment and cancellation pursuant to Clause 6.2 (Additional right of prepayment and cancellation) of the EPL Credit Agreement the Issuer may, if requested to do so by EPL, purchase such number of the CTA Bonds (or part thereof) as is sufficient to meet EPL’s prepayment obligations under such Clause 6.2 (Additional right of prepayment and cancellation).

Prior to such purchase, the Issuer shall give notice of the proposed purchase to Bondholders in accordance with Condition 16 “Notices” and shall not proceed with the purchase if holders of 25 per cent. or more of the Principal Amount Outstanding of the Bonds (excluding the CTA Bonds) have objected to the making of such purchase within 45 days of such notice.

The Issuer shall purchase the CTA Bonds (or portion thereof) at 100 per cent. of their Principal Amount Outstanding together with accrued and unpaid interest, if any, to (but excluding) the date of purchase. Such CTA Bonds (or portion thereof) once purchased, shall be cancelled forthwith. For the avoidance of doubt, no accelerated decommissioning payment shall be required in connection with any such purchase.

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS—(Continued)

4.	PAYMENTS

Payments of principal of, premium (if any) and interest on the Bonds shall be made by sterling cheque drawn on, or, upon application by a Bondholder to the Specified Office of the Principal Paying Agent not later than the relevant Record Date, by transfer to a sterling account maintained by the payee with, a bank in London and (in the case of final redemption) upon surrender (or, in the case of part payment only, endorsement) of the relevant Bond Certificates at the Specified Office of any Paying Agent. See Condition 7 “Paying Agents, Registrar and Transfer Agents for the Bonds”.

Where payment is to be made by transfer to a sterling account, payment instructions (for value the due date, or, if the due date is not a business day, for value the next succeeding business day) will be initiated and, where payment is to be made by sterling cheque, the cheque will be mailed (i) (in the case of payments of principal and interest payable on final redemption) on the later of the due date for payment and the day on which the relevant Bond Certificate is surrendered (or, in the case of part payment only, endorsed) at the Specified Office of a Paying Agent and (ii) (in the case of payments of principal and interest payable other than on final redemption) on the due date for payment. A Bondholder shall not be entitled to any interest or other payment in respect of any delay in payment resulting from (A) the due date for a payment not being a business day or (B) a cheque mailed in accordance with the provisions of this Condition arriving after the due date for payment or being lost in the mail. In this paragraph, “business day” means any day on which banks are open for business (including dealings in foreign currencies) in London and, in the case of surrender (or, in the case of part payment only, endorsement) of a Bond Certificate, in the place in which the Bond Certificate is surrendered (or, as the case may be, endorsed).

5.	TAXATION

All payments made by the Issuer or any Guarantor under or with respect to the Bonds or the Guarantee will be made free and clear of, and without withholding or deduction for or on account of, any present or future taxes, duties, levies, imposts, assessments or other governmental charges of whatever nature imposed or levied by or on behalf of the United Kingdom or any other Taxing Jurisdiction (“Taxes”) unless the Issuer or any such Guarantor, as the case may be, is required to withhold or deduct Taxes by law (including any law or directive of the European Union that has the effect of law in the United Kingdom or any other relevant Taxing Jurisdiction) or by the interpretation or administration thereof. In the event that the Issuer or any Guarantor is required to so withhold or deduct any amount for or on account of any Taxes from any payment under or with respect to the Bonds or the Guarantee, as the case may be, the Issuer or such Guarantor, as the case may be, will pay such additional amounts (referred to herein as “Additional Amounts”) as may be necessary so that the net amount (including Additional Amounts) received by each Holder or beneficial owner of the Bonds after such withholding or deduction will equal the amount that such Holder or beneficial owner would have received if such Taxes had not been required to be withheld or deducted; provided however, that Additional Amounts will not be payable with respect to a payment made to a Holder or beneficial owner of a Bond:

(1)	to the extent that such Taxes would not have been so imposed but for the existence of any present or former connection between such Holder or beneficial owner and the Taxing Jurisdiction imposing such Taxes (other than the mere receipt of such payment, acquisition, ownership or disposition of such Bond or execution, delivery, registration or enforcement of, or exercise of rights under, such Bond, the Guarantee or the Trust Deed);

(2)

to the extent that such Taxes would not have been so imposed if the Holder or beneficial owner of the Bond had made a declaration of non-residence or any other claim or filing for exemption to which it is entitled if (x) the making of such declaration or other claim or filing for exemption is required by the applicable law of the relevant Taxing Jurisdiction as a precondition to exemption from, or

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS—(Continued)

reduction in, such Taxes and (y) at least 60 days prior to the first payment date with respect to which such declaration of non-residence or other claim or filing for exemption is required under the applicable law of the relevant Taxing Jurisdiction, the relevant Holder or beneficial owner at that time has been notified in writing by the Issuer, any Guarantor or any other person through whom payment may be made that a declaration of non-residence or other claim or filing for exemption is required to be made;

(3)	to the extent that such Taxes would not have been so imposed if the Bond Certificate had been presented for payment (where presentation is required) within 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever is later (except to the extent that the Holder would have been entitled to Additional Amounts had the Bond Certificate been presented on the last day of such 30-day period);

(4)	where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive;

(5)	in relation to any Bond where a Bond Certificate is presented for payment by or on behalf of a Holder who would have been able to avoid such withholding or deduction by presenting such Bond Certificate to another Paying Agent in a different Member State of the European Union; or

(6)	where the payment of such Additional Amounts is prevented by any combination of items (1) to (5) (inclusive) above.

Additional Amounts will not be payable with respect to any Taxes that are payable otherwise than by withholding or deduction from payments under or with respect to the Bonds.

The Issuer or the relevant Guarantor, as the case may be, will make any applicable withholding or deduction required and remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. The Issuer or such Guarantor will use its reasonable best efforts to furnish to the Trustee, within 30 days after the date on which payment of any Taxes deducted or withheld is due pursuant to applicable law, certified copies of tax receipts evidencing payment of such Taxes or, if such tax receipts are not reasonably available to the Issuer or such Guarantor, such other documentation reasonably acceptable to the Trustee evidencing such payment by the Issuer or, as the case may be, such Guarantor. Copies of such receipts or other documentation will be made available to the Holders or the Paying Agents, as applicable, upon request.

At least 30 days prior to each date on which any payment under or with respect to the Bonds is due and payable, unless such obligation to pay Additional Amounts arises after the 30th day prior to such date, in which case it shall be promptly paid thereafter, if the Issuer or any Guarantor will be obliged to pay Additional Amounts with respect to such payment, the Issuer will deliver to the Trustee and the Paying Agents (see Condition 7 “Paying Agents, Registrar and Transfer Agents for the Bonds”) an Officer’s Certificate stating the fact that Additional Amounts will be payable and the amount so payable. The Officer’s Certificate must also set out such other information as is necessary to enable the Trustee and the Paying Agents to pay such Additional Amounts to Bondholders on the relevant payment date. Each such Officer’s Certificate shall be relied upon until receipt of a further Officer’s Certificate addressing such matters.

Whenever in the Trust Deed or in these Conditions there is mentioned, in any context, the payment of principal of, premium (if any), interest or any other amount payable under or with respect to any Bond such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS—(Continued)

The foregoing obligations relating to Additional Amounts shall survive any termination, defeasance or discharge of the Trust Deed and shall apply mutatis mutandis to any Taxing Jurisdiction or any such other jurisdiction with respect to any successor Person to the Issuer or any Guarantor.

The Issuer will pay any present or future stamp, issue, registration, documentation, court, excise or property taxes or other similar taxes, charges and levies (including interest, penalties and Additional Amounts with respect thereto) imposed by any Taxing Jurisdiction or any other jurisdiction (or political subdivision or taxing authority thereof or therein) in which a Paying Agent is located in respect of or in connection with the execution, issue, delivery, redemption, retirement, enforcement or registration of the Bonds, the Guarantee, the Trust Deed or any other document or instrument in relation thereto, and the Issuer will agree to indemnify the Holders and beneficial owners of the Bonds for any such taxes, charges and levies paid by such Holders or beneficial owners.

6.	RANKING

The Bonds will be senior, direct, unconditional and unsecured obligations of the Issuer, and the Financial Indebtedness evidenced by the Bonds and the payment of principal of, premium (if any) and interest on the Bonds will rank equally in right of payment with all other existing and future senior unsecured indebtedness of the Issuer.

The Financial Indebtedness evidenced by the Guarantee (including, without limitation, the payment of principal of, premium (if any) and interest on the Bonds) will rank pari passu in right of payment with all other senior unsecured Financial Indebtedness of each Guarantor (including the Company) and will rank senior in right of payment to all Subordinated Indebtedness of such Guarantor. The Financial Indebtedness evidenced by the Guarantee will be effectively subordinated to secured Financial Indebtedness of the relevant Guarantor as to the assets securing such Financial Indebtedness.

7.	PAYING AGENTS, REGISTRAR AND TRANSFER AGENTS FOR THE BONDS

The initial Paying Agents, the Registrar and the Transfer Agents and their initial Specified Offices are set out in the Paying Agency Agreement. The Issuer and the Guarantors reserve the right (with the prior written approval of the Trustee) at any time to vary or terminate the appointment of any Paying Agent, Transfer Agent or the Registrar and to appoint a successor registrar or principal paying agent or additional or successor paying agents and transfer agents, provided that the Issuer and the Guarantors shall ensure that for so long as any Bonds are outstanding there will always be a registrar, a transfer agent and a paying agent to perform the functions assigned to them in the Paying Agency Agreement and, for so long as any Bonds are admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange, a paying agent with a Specified Office in London. If the Bonds are listed on any other securities exchange, the Issuer will satisfy any requirement of that securities exchange as to paying agents.

8.	CERTAIN COVENANTS

These Conditions, the Guarantee and the Trust Deed contain, among others, the following covenants:

8.1	Limitation on Financial Indebtedness

The Company will not, and will not cause or permit any Restricted Subsidiary to, create, issue, incur, assume, guarantee or otherwise in any manner become directly or indirectly liable for the payment of or otherwise incur, contingently or otherwise (collectively, “incur”), any Financial Indebtedness (including any Acquired Indebtedness), other than Permitted Financial Indebtedness, unless the Consolidated Fixed Charge Coverage Ratio of the Company and its Restricted Subsidiaries for the most recent four full fiscal quarters

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS—(Continued)

for which financial statements are available immediately preceding the incurrence of such Financial Indebtedness, taken as one period, is greater than 2.0 to 1.0 (the “UK GAAP Ratio”), in each case giving pro forma effect to the contemplated Financial Indebtedness in relation to use of proceeds, issuance and retirement of debt, acquisitions and dispositions and applying Relevant GAAP.

Prior to the Restructuring Date, the Company will appoint a firm of independent accountants (the “Appointed Accountants”) to determine a US GAAP ratio level corresponding to the UK GAAP Ratio level set forth above. No later than six months after the Restructuring Date, the Company will (i) deliver to the Appointed Accountants copies of the Company’s long term business plans under both UK and US GAAP and (ii) require the Appointed Accountants to propose an appropriate US GAAP ratio level (the “Proposed US GAAP Ratio”) and notify the Bondholders in writing of the Proposed US GAAP Ratio and of any proposed amendments to terms defined or described herein solely for the purposes of calculating such ratio (such amendments not to take effect for any other purposes of these definitions) to take account of differences in accounting treatment of items used in the calculation of the US GAAP Ratio compared with the UK GAAP Ratio.

If the Trustee has not received a Written Resolution of Bondholders holding at least 25 per cent. of the Principal Amount Outstanding of the Bonds objecting to the Proposed US GAAP Ratio (and/or to any proposed amendments to terms defined or described herein solely for the purposes of calculating such ratio (such amendments not to take effect for any other purposes of these definitions)) within 45 days of such notification (an “Objection Resolution”), the foregoing covenant shall be deemed to be amended by replacing the UK GAAP Ratio with the Proposed US GAAP Ratio and, solely for the purposes of calculating such ratio, replacing the relevant terms with the proposed new terms with effect from the expiry of such 45 day period. If, however, an Objection Resolution is received by the Trustee within such 45 day period, then within 5 days of receipt by the Trustee of such Objection Resolution, at the expense of the Company, the Trustee will appoint a firm of independent accounting experts which shall not be the British Energy Group’s auditors, and shall not be a provider of material services to the British Energy Group (the “Independent Accountants”) nominated by the Institute of Chartered Accountants to determine an appropriate US GAAP ratio (including necessary amendments to terms defined or described herein solely for the purposes of calculating such ratio (such amendments not to take effect for any other purposes of these definitions)) by no later than 30 days after the date of appointment of such Independent Accountants. For purposes of the foregoing covenant, the US GAAP ratio (including such amendments) determined by the Independent Accountants (the “Determined US GAAP Ratio”) will replace the UK GAAP Ratio upon the date such determination is delivered in writing to the Trustee by the Independent Accountants. Notice of the Proposed US GAAP Ratio or, as applicable, the Determined US GAAP Ratio and of any changes to terms defined or described herein solely for the purposes of calculating such ratio shall promptly be given to Bondholders in accordance with Condition 16 “Notices”.

Permitted Financial Indebtedness

Notwithstanding the foregoing, the Company and, to the extent specifically set forth below, the Restricted Subsidiaries may incur each and all of the following (collectively, the “Permitted Financial Indebtedness”):

(1)	Financial Indebtedness of the Issuer under the Bonds and of any Guarantor pursuant to the Guarantee of the Bonds;

(2)	Financial Indebtedness under the Nuclear Liabilities Documentation and the CTA Documentation (but excluding any Financial Indebtedness not provided for under such documentation in the form agreed as at the Restructuring Date);

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS—(Continued)

(3)	Financial Indebtedness of the Company or any Restricted Subsidiary outstanding on the Issue Date and not otherwise referred to in this definition of “Permitted Financial Indebtedness”;

(4)	any renewals, extensions, substitutions, refundings, refinancings or replacements (including successive refinancing) (each, a “refinancing”) of Financial Indebtedness permitted pursuant to the Consolidated Fixed Charge Coverage Ratio test set out above or any of the categories of Permitted Financial Indebtedness specified herein provided that (a) the aggregate principal amount is not thereby increased by more than the expenses incurred by the Company and the Restricted Subsidiaries in connection with such refinancing plus the lesser of (i) the stated amount of any premium to be paid in connection with such refinancing and (ii) the amount of premium actually paid to refinance such Financial Indebtedness, and (b) the maturity is no shorter than the maturity and the average life is no shorter than the average life of the Financial Indebtedness which it refinances;

(5)	Financial Indebtedness of the Company or a wholly-owned Restricted Subsidiary which is owing to or held by the Company or another wholly-owned Restricted Subsidiary, provided that any disposition, pledge or transfer of any such Financial Indebtedness to a Person that is not the Company or a wholly-owned Restricted Subsidiary, or any transaction pursuant to which any wholly-owned Restricted Subsidiary which has any such Financial Indebtedness owing to it ceases to be a wholly-owned Restricted Subsidiary, shall be deemed to be an incurrence of such Financial Indebtedness not permitted by this paragraph 5;

(6)	Financial Indebtedness of the Company or any Restricted Subsidiary arising out of Interest Rate Agreements or Currency Hedging Arrangements relating to (i) Financial Indebtedness of the Company or any Restricted Subsidiary or (ii) obligations to purchase or sell assets or properties incurred in the ordinary course of business; provided that the notional amount of such Interest Rate Agreements does not exceed the aggregate principal amount of the related Financial Indebtedness, and such Currency Hedging Arrangements do not increase the obligations of the Company or any Restricted Subsidiary other than as a result of fluctuations in interest or foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder (“Permitted Hedging”);

(7)	Financial Indebtedness arising out of Trading Arrangements of the Company or any Restricted Subsidiary or out of any guarantee, indemnity, letter of credit or other reimbursement obligation, supporting or securing such Trading Arrangements;

(8)	Financial Indebtedness arising from any guarantee, indemnity or letter of credit, where such guarantee, indemnity or letter of credit is responsive to a requirement pursuant to the Balancing and Settlement Code, the Connection and Use of System Code or the Grid Code, or required under the terms of the Company’s, any Restricted Subsidiary’s or any Eggborough Subsidiary’s Electricity Generation Licence, Electricity Supply Licence or Gas Shipper’s Licence, or otherwise reasonably required to obtain and maintain access to, or use of, transmission and distribution systems (including, for the avoidance of doubt, interconnectors) and participation in wholesale electricity markets in England, Wales or Scotland for any of the Company, the Restricted Subsidiaries or the Eggborough Subsidiaries;

(9)

Financial Indebtedness arising from any guarantee, performance guarantee, indemnity or letter of credit (i) in respect of Permitted Financial Indebtedness of the Company or any Restricted Subsidiary; (ii) in connection with environmental licences and any other permits, licences or authorisations, or in compliance with any other regulatory requirements, in any such case in relation to any Permitted Business of the Company or any Restricted Subsidiary; (iii) in connection with operation and maintenance contracts, management services contracts or

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS—(Continued)

consultancy services contracts of the Company or any Restricted Subsidiary to the extent reasonably necessary to carry on such business in accordance with Condition 8.14 “Conduct of business”; and (iv) in relation to obligations to H.M. Customs & Excise of the Company or any Restricted Subsidiary;

(10)	Financial Indebtedness incurred in the ordinary course of business in respect of letters of credit to support workers’ compensation obligations, performance bonds, completion guarantees, bid bonds, bankers acceptances and surety or appeal bonds for the Company or any Restricted Subsidiary, in each case other than in connection with the borrowing of money;

(11)	Financial Indebtedness of the Company or any Restricted Subsidiary arising from the honouring by a bank or other financial institution of a cheque or draft (or similar instruments) inadvertently drawn against insufficient funds, provided that such Financial Indebtedness is extinguished within 5 London Business Days of incurrence;

(12)	Financial Indebtedness pursuant to indemnification, adjustment of purchase price or similar obligations incurred in connection with the purchase or disposal of a business or asset; and

(13)	Financial Indebtedness of the Company and the Restricted Subsidiaries in addition to that described in clauses (1) to (12) (inclusive) above, in a maximum aggregate principal amount of £75m (with no double counting) of which (i) £40m may be applied in meeting costs and expenditures resulting from outages and seasonal working capital and will be available to be drawn at any time (the “Seasonal Basket”) and (ii) £35m will be available only to meet credit support obligations in respect of Trading Arrangements (the “Collateral Basket”); provided that the Collateral Basket may be drawn only to the extent that (and up to the amount by which) the Target Amount has not been reached. £60m of the £75m basket may have the benefit of security over receivables or be provided under a financing of receivables involving a sale of receivables, a receivables factoring or an invoice discounting or similar arrangement in relation to receivables (the “Secured Basket”) provided that (i) any facility benefiting from such security or other arrangements in relation to receivables may not be drawn except to the extent that (and up to the amount by which) the Target Amount has not been reached; and (ii) the Company and its Restricted Subsidiaries shall not be permitted to make Non-Dividend Restricted Payments (other than Permitted Payments, Permitted Investments or payments to EPL which are permitted by Conditions 8.4 (1), (2) or (3)”Eggborough Transactions”) while any amounts remain outstanding under any such secured facility. Amounts outstanding under the Seasonal Basket must be reduced to zero for a period of 45 consecutive days in any financial year provided that the foregoing restriction shall not apply during any financial year in which the difference between total Cash (as defined in the Contribution Agreement as in effect on the Restructuring Date) and the Target Amount is less than £100m at any time during such financial year.

For the purposes of determining compliance with any restriction on the incurrence of Financial Indebtedness under this Condition 8.1, the sterling-equivalent principal amount of all Financial Indebtedness denominated in another currency will be calculated using the spot rate of exchange for the purchase of the relevant currency against payment of sterling being quoted by the Principal Paying Agent on the date of testing; provided that if any Financial Indebtedness denominated in a currency other than sterling is subject to a Currency Hedging Agreement covering all principal of, premium (if any) and interest payable on such Financial Indebtedness, the amount of such Financial Indebtedness expressed in sterling will be determined taking into account such Currency Hedging Agreement.

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS—(Continued)

For purposes of determining compliance with this Condition 8.1, (1) the maximum amount of Financial Indebtedness that the Company or a Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded, with respect to any outstanding Financial Indebtedness, due solely to the result of fluctuations in the exchange rates of currencies, (2) in the event that an item of Financial Indebtedness meets the criteria of more than one of the types of Financial Indebtedness permitted by this covenant, the Company in its sole discretion shall classify such item of Financial Indebtedness and from time to time reclassify such item of Financial Indebtedness and only be required to include the amount of such Financial Indebtedness as one of such types, (3) an item of Financial Indebtedness that meets the criteria of more than one of the types of Financial Indebtedness permitted by this covenant may be divided and classified under more than one of the types of Financial Indebtedness described above and (4) the amount of Financial Indebtedness issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined in accordance with Relevant GAAP. Accrual of interest, accrual of dividends, the accreted value and the payment of interest in the form of additional Financial Indebtedness will not be deemed to be an incurrence of Financial Indebtedness for purposes of this covenant.

For purposes of determining any particular amount of Financial Indebtedness under this covenant, guarantees, liens or obligations with respect to any letter of credit supporting Financial Indebtedness otherwise included in the determination of a particular amount will not be included.

8.2	Limitation on Restricted Payments

Restricted Payments

The Company shall not, and will not cause or permit any Restricted Subsidiary to, directly or indirectly, (1) declare or pay any dividend on, or make any distribution to holders of, any of the Company’s Capital Stock (each, a “Dividend”); (2) purchase, redeem, defease or otherwise acquire or retire for value any of the Company’s Capital Stock, or the Capital Stock of the Issuer or any Affiliate; (3) make any principal repayment on, or repurchase, redeem, defease or otherwise acquire or retire for value any Subordinated Indebtedness of the Company or any Restricted Subsidiary; or (4) make any Investment (other than a Permitted Investment, as defined below) in any Person (each of (2) to (4) above (inclusive), other than any such action that is a Permitted Payment, being referred to as a “Non-Dividend Restricted Payment” and each of (1) to (4) above (inclusive), other than any such action that is a Permitted Payment, being referred to as a “Restricted Payment”);

unless:

(1)	in the case of Dividends (a) immediately before and immediately after giving effect to such proposed Restricted Payment on a pro forma basis, no Event of Default or Potential Event of Default shall have occurred and be continuing and (b) as at the last financial year end there was Cash (as defined in the Contribution Agreement as in effect on the Restructuring Date) of the Company and its Restricted Subsidiaries in an amount equal to or in excess of the Target Amount; and

(2)	in the case of Non-Dividend Restricted Payments, immediately before and immediately after giving effect to such Restricted Payment on a pro forma basis, (a) no Event of Default or Potential Event of Default shall have occurred and be continuing and (b) the Company could incur £1.00 of additional Financial Indebtedness (other than Permitted Financial Indebtedness) under the provisions described under Condition 8.1 “Limitation on Financial Indebtedness”; and

(3)	(a) in the case of Dividends, such Dividend is paid from distributable profits and (b) in the case of Non-Dividend Restricted Payments, after giving effect to the

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS—(Continued)

proposed Restricted Payment, the aggregate amount of all such Non-Dividend Restricted Payments made after the Issue Date does not exceed the sum of:

(A)	50 per cent. of the aggregate Consolidated Net Income of the Company and its Restricted Subsidiaries accrued on a cumulative basis during the period beginning on the date reported on in the first audited annual or unaudited quarterly financial statements of the Company and its Subsidiaries delivered pursuant to these Conditions (for a period ending after the Issue Date) and ending on the last day of the period reported on in the most recent audited annual or unaudited quarterly financial statements of the Company and its Subsidiaries delivered pursuant to these Conditions prior to the date of the proposed Restricted Payment (or, if such aggregate cumulative Consolidated Net Income shall be a loss, minus 100 per cent. of such loss); plus

(B)	100 per cent. of the cash proceeds of equity issuances (other than issuance of Disqualified Capital Stock) by and capital contributions to the Company after the Issue Date or from the issuance of convertible or exchangeable securities (in each case other than Disqualified Capital Stock) of the Company that have been converted into, or exchanged for, such equity (in the case of any such equity issuances or capital contributions made pursuant to the terms of a convertible security or option, the convertible security or option must have also been issued after the Issue Date); plus

(C)	to the extent that any Investment constituting a Restricted Payment was made after the Issue Date and is sold for cash or otherwise liquidated or repaid for cash, an amount (to the extent not included in Consolidated Net Income) equal to the lesser of (i) the cash return of capital with respect to such Investment and (ii) the initial amount of such Investment, in either case less the cost of disposition, if any; plus

(D)	50 per cent. of any dividends received by the Company or a wholly-owned Restricted Subsidiary after the Issue Date from an Unrestricted Subsidiary of the Company, to the extent that such dividends were not otherwise included in Consolidated Net Income of the Company; plus

(E)	to the extent that any Unrestricted Subsidiary of the Company is redesignated as a Restricted Subsidiary after the Issue Date (as long as the designation of such Subsidiary as an Unrestricted Subsidiary was deemed a Restricted Payment), the lesser of (i) the Fair Market Value of the Company’s Investment in such Subsidiary as of the date of such redesignation or (ii) the amount of the Restricted Payment deemed made at the time the Subsidiary was designated as an Unrestricted Subsidiary; less

(F)	any Dividends paid,

provided that the amount of any such Restricted Payment, if other than cash, shall be the Fair Market Value of the assets proposed to be transferred.

Permitted Payments

Notwithstanding the foregoing, and so long as no Event of Default or Potential Event of Default is continuing or would arise therefrom, the foregoing provisions shall not prohibit the following actions (each of the actions referred to in clauses (1) to (9) (inclusive) being referred to as a “Permitted Payment”):

(1)	the payment of any Dividend within 60 days after the date of declaration thereof, if at such date of declaration such payment of the Dividend was permitted under the tests set out under “Restricted Payments” above on the date of its declaration;

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS—(Continued)

(2)	the payment of any Dividend in accordance with Condition 3.5 “Mandatory repurchase offers from excess cash”;

(3)	the payment of any dividend on (i) Deferred Shares (as referred to and defined in the Share Subscription Agreement in the form agreed at the Restructuring Date) issued by the Issuer on exercise of an Eggborough Break Option, or (ii) Deferred Shares (as referred to and defined in the CTA in the form agreed at the Restructuring Date) issued by EPL to BEPET to fund capital expenditure costs, or (iii) the payment of any dividend on Deferred Shares (as defined in the Share Subscription Agreement) issued by EPHL to EPL pursuant to the Share Subscription Agreement;

(4)	the repurchase, redemption, defeasance or other acquisition or retirement for value of Capital Stock of the Company in exchange for other Capital Stock (other than Disqualified Capital Stock) of the Company;

(5)	the repurchase, redemption, defeasance or other acquisition or retirement for value or payment of principal of any Subordinated Indebtedness with the proceeds of Capital Stock (other than Disqualified Capital Stock) of the Company provided that such proceeds shall be excluded from the amount available for Restricted Payments under paragraphs 3(A)—(F) of “Restricted Payments” above;

(6)	the repurchase, redemption, defeasance or other acquisition for value or payment of principal of Redeemable Capital Stock of the Company for other Redeemable Capital Stock (having a redemption date after 31 March 2023) or out of the proceeds of the issue (except to a Subsidiary) of other redeemable equity (having a redemption date after 31 March 2023), provided that such proceeds shall be excluded from paragraph 3(B) of “Restricted Payments” above;

(7)	the repurchase by the Company of Capital Stock (other than Redeemable Capital Stock), or options therefor, from directors, officers and employees upon termination of employment or disability, in an aggregate amount not to exceed £1m per calendar year;

(8)	the repurchase, redemption, defeasance, refinancing, acquisition for value or payment of principal of any Subordinated Indebtedness of the Company or any Restricted Subsidiary (each, a “refinancing”) through the substantially concurrent issuance of new Subordinated Indebtedness of the Company or any Restricted Subsidiary on substantially similar terms, provided that any such new Subordinated Indebtedness:

(a)	shall be in a principal amount that does not exceed the principal amount so refinanced (or, if such Subordinated Indebtedness provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, then such lesser amount as of the date of determination), plus the lesser of:

(i)	the stated amount of any premium or other payment required to be paid in connection with such a refinancing pursuant to the terms of the Financial Indebtedness being refinanced; or

(ii)	the amount of premium or other payment actually paid at such time to refinance the Financial Indebtedness,

plus, in either case, the amount of expenses of the Company or any Restricted Subsidiary incurred in connection with such refinancing;

(b)	has an Average Life to Stated Maturity (as defined below) greater than the remaining Average Life to Stated Maturity of the Subordinated Indebtedness to be refinanced;

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS—(Continued)

(c)	has a Stated Maturity for its final scheduled principal payment later than the Stated Maturity of the Subordinated Indebtedness to be refinanced; and

(d)	is expressly subordinated in right of payment to the Bonds at least to the same extent as the Subordinated Indebtedness to be refinanced.

As used above, “Average Life to Stated Maturity” means, as of the date of determination with respect to any Subordinated Indebtedness, the quotient obtained by dividing (1) the sum of the products of (a) the number of years from the date of determination to the date or dates of each successive scheduled principal payment of such Subordinated Indebtedness multiplied by (b) the amount of each such principal payment by (2) the sum of all such principal payments;

(9)	the making of an Investment with the proceeds of a substantially concurrent sale of Capital Stock (other than Disqualified Capital Stock) of the Company (other than to a Subsidiary), provided that such proceeds shall be excluded from the amount available for Restricted Payments under paragraphs 3(A)—(F) of “Restricted Payments”; and

(10)	the making of the cash payments in lieu of fractional shares pursuant to the exercise or conversion of convertible securities.

Permitted Investments

The following Investments (“Permitted Investments”) shall be permitted:

(1)	Investments in the Issuer, any Guarantor and any wholly-owned Restricted Subsidiary (and entities thereby becoming Restricted Subsidiaries);

(2)	Investments in intercompany Financial Indebtedness of the Company or a wholly-owned Restricted Subsidiary and Investments representing Permitted Hedging;

(3)	Investments in the Bonds;

(4)	cash and Cash Equivalents;

(5)	Investments acquired by the Company or any Restricted Subsidiary as proceeds in connection with Asset Sales permitted under Condition 8.8 “Limitation on sale of certain assets”;

(6)	Investments in existence prior to the Issue Date;

(7)	customary trade receivables owing to the Company or any Restricted Subsidiary created in the ordinary course of business and payable in accordance with customary trade terms (including such concessionary trade terms as the Company or any Restricted Subsidiary deems reasonable under the circumstances);

(8)	advances for payroll, travel and similar expenses made in the ordinary course of business;

(9)	loans to EPL in the aggregate not in excess of £5,300,000 that are used by EPL to make interest payments (including any additional amounts payable under Clause 11.1 (Gross-up) of the EPL Credit Agreement) on the loans outstanding under the EPL Credit Agreement provided that:

(i)	no more than two such loans may be made;

(ii)	each such loan may be made no earlier than 10 days after an Interest Payment Date;

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS—(Continued)

(iii)	notice of each such loan is given to Bondholders no later than 10 days prior to the date of such loan;

(iv)	the proceeds of each such loan are used to cure an interest payment default;

(v)	the failure to cure such default would enable the Eggborough Lenders (or the EPL Security Trustee on their behalf) to exercise an Eggborough Break Option without payment of an enforcement fee;

(vi)	the board of directors of the Company believe that the current value of the Eggborough Security is significantly in excess of the outstanding amount owed to the Eggborough Lenders;

(vii)	in the case of a second such loan, an independent investment banking firm of international reputation determines that the value of the Eggborough Security is significantly in excess of the outstanding amount owed to the Eggborough Lenders; and

(viii)	Holders of 25 per cent. or more of the Principal Amount Outstanding of the Bonds (other than the CTA Global Bond) have not objected to the making of such a loan within the 10 day period referred to above;

(10)

(i)	advances to officers and employees of the Company or the Restricted Subsidiaries made in the ordinary course of business and consistent with past practices which relate to purchase of vehicles or relocation up to a maximum aggregate amount outstanding at any time of £7.5m until March 31 2007, and £2.5m thereafter; and

(ii)	advances to officers and employees of the Company or the Restricted Subsidiaries made in the ordinary course of business and consistent with past practices not exceeding an aggregate of £500,000 at any time and in each case such lender shall not forgive such loan; and

(11)	shares, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary, in satisfaction of judgments or pursuant to any plan of reorganisation (or similar) of a debtor.

8.3	Limitation on transactions with Affiliates

The Company shall not, and shall not cause or permit any Restricted Subsidiary to, directly or indirectly, enter into any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services) with or for the benefit of any Affiliate of the Company (other than the Company or a Restricted Subsidiary) unless such transaction or series of related transactions is entered into on terms no less favourable to the Company or such Restricted Subsidiary, as the case may be, than those terms which would be available in a comparable transaction in arm’s length dealings with an unrelated party, and:

(1)	with respect to any transaction or series of related transactions involving aggregate payments in excess of £2m, the Company delivers an Officer’s Certificate to the Trustee certifying that such transaction or series of related transactions is on terms no less favourable to the Company or such Restricted Subsidiary, as the case may be, than those terms which would be available in a comparable transaction in arm’s length dealings with an unrelated third party; and

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS—(Continued)

(2)	with respect to any transaction or series of related transactions involving aggregate payments in excess of £5m, such transaction or series of related transactions has been approved by the disinterested members of the board of directors of the Company, or in the event there is only one disinterested member, by such disinterested member, as being in the interests of the relevant company; or

(3)	with respect to any transaction or series of related transactions involving aggregate payments in excess of £25m, the Company delivers to the Trustee a written opinion of an investment banking firm of international standing or other recognised independent expert stating that the transaction or series of related transactions is on fair and reasonable terms (from a financial point of view) to the relevant company;

provided, however, that this covenant shall not apply to:

(a)	transactions which comply with the provisions of Condition 8.4 “Eggborough Transactions”;

(b)	the provision of benefit arrangements for any employee, officer or director of the Company or any Restricted Subsidiary, including vacation plans, health and life insurance plans, deferred compensation plans, director’s and officer’s indemnification agreements and retirement or savings plans and similar plans, and any stock option or stock incentive plans (together with the issuance of securities pursuant to, or for the purpose of the funding of, any such agreements or arrangements), entered into in the ordinary course of business and which are customary in industry;

(c)	transactions entered into prior to the Issue Date or as part of the Restructuring including, without limitation, under or pursuant to the Nuclear Liabilities Documentation as in effect on the Restructuring Date;

(d)	payment of compensation to and reimbursement of expenses of employees, officers or directors of the Company or any Restricted Subsidiary in the ordinary course of business;

(e)	advances to employees as permitted under “Permitted Investments” above;

(f)	Trading Arrangements of the Company or any Restricted Subsidiary entered into on an arm’s-length basis;

(g)	transactions entered into on an arm’s-length basis in the ordinary course of business between the Company and any Restricted Subsidiary or between Restricted Subsidiaries;

(h)	advances to employees, officers and directors (or guarantees of third party loans to employees, officers and directors) in the ordinary course of business;

(i)	transactions with the NLF and the Secretary of State which comply with Condition 8.5 “Limitations on transactions with the NLF and the Secretary of State”;

(j)	transactions with British Nuclear Fuels plc which comply with Condition 8.6 “Limitations on transactions with BNFL”;

(k)	Permitted Payments; and

(l)	any sale of Capital Stock of the Company, other than Disqualified Capital Stock.

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS—(Continued)

8.4	Eggborough transactions

For as long as the Eggborough Subsidiaries are not Material Subsidiaries, the following provisions shall also apply:

(1)	transactions under the CTA Documentation as in effect on the Restructuring Date shall be permitted (notwithstanding the provisions of Condition 8.2 “Limitation on Restricted Payments”);

(2)	payments to EPL shall be permitted (notwithstanding the provisions of Condition 8.2 “Limitation on Restricted Payments”):

(i)	up to and including 31 March 2010:

(a)	if made pursuant to the CTA Documentation in the form agreed on the Restructuring Date (including the issue of deferred shares in the Issuer as contemplated by the CTA Documentation but excluding any Investments not provided for under the CTA Documentation, in each case in the form agreed on the Restructuring Date); plus

(b)	in an amount in each year not exceeding the greater of (x) an amount equal to 10 per cent. of the aggregate amount of capital expenditure scheduled for such year as set out in the Capital Investments Works Schedule (as defined in the CTA in the form agreed on the Restructuring Date); and (y) £500,000, subject to an aggregate maximum amount until termination of the CTA of £3,000,000; and

(ii)	after 31 March 2010:

(a)	to the extent required in order for EPL to be able to operate and maintain the Eggborough Plant in accordance with the standards of a Reasonable and Prudent Operator and comply with its obligations under the Finance Documents; and

(b)	to the extent not permitted pursuant to (ii) (a), to fund capital expenditure, the primary purpose of which is the maintenance (including non-recurring maintenance) and/or the repair of a capital nature of the Eggborough Plant, provided that, in each of (i)(b), (ii)(a) and (ii)(b) above, EPL continues to own the Eggborough Plant and EPHL continues to own the shares in EPL at such time;

(3)	other than Permitted Payments, or payments under any agency or security trustee fee letter in existence on the Restructuring Date, neither the Company nor any Restricted Subsidiary shall pay, or cause to be paid, any consideration to or for the benefit of any Eggborough Lenders for or as an inducement to any consent, waiver, or forbearance or amendment of any of the terms or provisions of the CTA Documentation unless such equivalent and pro rata consideration is offered to be paid, and is paid, to all Bondholders (other than the holder of the CTA Global Bond);

(4)	any transaction (other than a transaction permitted by Conditions 8.4(1), (2) or (3)) entered into by the Company and/or any of the Restricted Subsidiaries with any Eggborough Subsidiary must:

(a)	be on arm’s-length terms;

(b)	not have an effect which would be adverse to the economic or financial position of the Bondholders generally; and

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS—(Continued)

(c)	be treated as a Restricted Payment in accordance with the “Limitation on Restricted Payments” covenant; and

(5)	unless the consent of a majority of the Bondholders (by Principal Amount Outstanding of the Bonds) is obtained, no amendment may be made to any of the CTA Documentation if the effect of the amendment would be adverse to the economic or financial position of the Bondholders.

8.5	Limitations on transactions with the NLF and the Secretary of State

The Company shall not, and shall not cause or permit any Restricted Subsidiary to, directly or indirectly, enter into any transaction or series of related transactions with the NLF or the Secretary of State (other than any transactions under or pursuant to the Nuclear Liabilities Documentation as at the Restructuring Date (but such exception shall not extend to any amendments or modifications of such documentation)), but not British Nuclear Fuels plc, unless such transaction or series of related transaction is on fair and reasonable terms and:

(1)	with respect to any transaction or series of related transactions involving aggregate payments in excess of £5m, the transaction has been approved by the disinterested members of the board of directors of the Company, or in the event there is only one disinterested member, by such disinterested member, and found to be in the interests of the relevant company; and

(2)	with respect to any transaction or series of related transactions involving aggregate payments in excess of £25m, the Company has delivered to the Trustee an opinion from an investment banking firm of international standing or other recognised independent expert stating that it is on fair and reasonable terms (from a financial point of view) in relation to the relevant company.

8.6	Limitations on transactions with BNFL

The Company shall not, and shall not cause or permit any Restricted Subsidiary to, directly or indirectly, enter into any transaction or series of related transactions with British Nuclear Fuels plc unless such transaction or series of related transactions is on arm’s-length terms and, in the case of transactions which (whether individually or together with related transactions forming a series with such transaction) involve aggregate payments exceeding £2m, if the board of directors of such company has determined that such transaction is on arm’s-length terms.

8.7	Negative pledge

The Company shall not, and shall not cause or permit any Restricted Subsidiary to, directly or indirectly, create or permit the creation of, any Security Interest on assets of the Company, the Issuer or any Restricted Subsidiary or assign or convey any right to receive income or profits therefrom, unless the Bonds (or a Guarantee in the case of a Security Interest of a Guarantor) are directly secured equally and rateably with (or in the case of Subordinated Indebtedness, prior or senior thereto, with the same relative priority as the Bonds shall have with respect to such Subordinated Indebtedness) the obligation or liability secured by such Security Interest, except for:

(1)	Security Interests existing on the Issue Date;

(2)	Security Interests required to be granted pursuant to, or as a condition precedent to, the Nuclear Liabilities Documentation, including to secure the payment of the Decommissioning Default Payment (as defined in the Contribution Agreement);

(3)	any guarantee, indemnity or credit support in favour of a third party providing agency, brokerage, clearing or settlement services in respect of Trading Arrangements of the Company and/or any Restricted Subsidiary, provided that such guarantee, indemnity or credit support is for such services to the Company and/or any Restricted Subsidiary;

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS—(Continued)

(4)	Security Interests under court judgments or court orders to the extent that the same are adequately bonded and appeals have not been exhausted;

(5)	Security Interests arising by reason of taxes, assessments or other governmental charges not yet delinquent or which are being contested in good faith;

(6)	deposits to secure public, regulatory or statutory obligations or in lieu of surety bonds incurred in the ordinary course of business;

(7)	any lien arising by operation of law;

(8)	any rights of set-off with respect to demand or time deposits with financial institutions and banker’s liens and any depositary institution’s security in bank accounts with it in the ordinary course of business save where the Company or any Restricted Subsidiary indicates that such deposit is made by way of collateral;

(9)	any Security Interest with respect to assets of the Company or a Restricted Subsidiary granted by the Company or a Restricted Subsidiary to the Company, the Issuer or a Guarantor to secure Financial Indebtedness owing to the Company, the Issuer or such Guarantor;

(10)	any Security Interest the principal purpose and effect of which is to allow the setting-off or netting of obligations of the Company and/or any Restricted Subsidiary with those of a financial institution in the ordinary course of the cash management arrangements of the Company or any Restricted Subsidiary;

(11)	any Security Interest represented by good faith deposits in connection with tenders, leases and contracts (other than contracts for the payment of money) of the Company and/or any Restricted Subsidiary;

(12)	any Security Interest to secure performance bonds, leases (including statutory and common law landlord’s liens), statutory obligations, surety and appeal bonds, letters of credit and other obligations of a like nature and incurred in the ordinary course of business of the Company or any Restricted Subsidiary;

(13)	any Security Interest provided in connection with environmental licences and any other permits, licences or authorisations, or in compliance with any other regulatory requirements, in any such case in relation to any Permitted Business of the Company or any of its Restricted Subsidiaries;

(14)	any Security Interest over cash paid into an escrow account by any third party pursuant to any deposit or retention of purchase price arrangements entered into pursuant to any disposal or acquisition (permitted by the terms of the Bonds) made by the Company and/or any Restricted Subsidiary;

(15)	any Security Interest created under or in connection with or arising out of the Balancing and Settlement Code, the Connection and Use of System Code or the Grid Code, required under the terms of the Company’s, any Restricted Subsidiary’s or any Eggborough Subsidiary’s Electricity Generation Licence, Electricity Supply Licence or Gas Shipper’s Licence or otherwise reasonably required to obtain and maintain access to, or use of, transmission and distribution systems and participation in wholesale electricity markets in England, Wales or Scotland for any of the Company, the Restricted Subsidiaries or the Eggborough Subsidiaries provided that any collateral so provided by any Eggborough Subsidiary is provided on terms such that, upon release, such collateral shall not be paid to it but shall instead be returned to the Company or, as the case may be, the relevant Restricted Subsidiary;

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS—(Continued)

(16)	any Security Interest given by way of cash collateral or cash deposits in relation to Trading Arrangements of the Company or any Restricted Subsidiary or procurement contracts with suppliers, in each case entered into in the ordinary course of that company’s business (or any such security interest given in respect of letters of credit relating to such obligations);

(17)	any Security Interest securing for the benefit of the vendor of a Renewables Obligation Certificate, emissions permit (in relation to the Eggborough Plant) or other similar or related permits, obligations or entitlements (each, a “Permit”), some or all of the purchase price payable in respect of such Permit, provided that such Security Interest only extends to such Permit and secures Financial Indebtedness in an amount not in excess of the purchase price for such Permit;

(18)	any Security Interest over goods or documents of title arising in the course of letters of credit transactions entered into by the Company and/or any Restricted Subsidiary in the ordinary course of business;

(19)	any provision for the retention of title to any asset by the vendor or transferor of such asset which asset is acquired by the Company or any Restricted Subsidiary in a transaction entered into in the ordinary course of business of the Company or such Restricted Subsidiary and for which kind of transaction it is normal market practice for such retention of title provision to be included or arising under conditional sale or hiring arrangements in respect of goods supplied in the ordinary course of trading;

(20)	any Security Interest on assets of a member of the British Energy Group which becomes a member of the British Energy Group after the Issue Date, to secure obligations of that member of the British Energy Group existing at the date on which it becomes a member of the British Energy Group (but not any increase in principal amount (other than by capitalisation of interest) or extension of maturity of such obligations) provided that such Security Interest was not created in contemplation of or in connection with such company becoming a member of the British Energy Group, that such Security Interest shall not extend to any other assets owned by the Company or any Restricted Subsidiary and that such obligations are repaid in full within 180 days of such company becoming a member of the British Energy Group;

(21)	any Security Interest over receivables comprising part of the Secured Basket (including any related insurance policies taken out by the seller of the receivables in relation to the debtors under such receivables and any Security Interest over the records and systems necessary for producing invoices relating to such receivables);

(22)	any Security Interest granted in favour of financial services providers over cash deposits held with such providers in relation to clearing and settlement services provided to them;

(23)	any Security Interest given by way of cash collateral securing obligations of a member of the British Energy Group under electricity trading or procurement contracts with suppliers, in each case entered into in the ordinary course of that company’s business (or any such Security Interest given in respect of letters of credit relating to such obligation);

(24)	any other Security Interest not permitted under paragraphs (1) to (23) (inclusive) above securing obligations (contingent or otherwise) of up to £10m in aggregate at any one time; and

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS—(Continued)

(25)	renewals and/or refinancings of any of the items referred to in (1) to (24) (inclusive) above provided that such renewal/refinanced Security Interest is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) or is in respect of property that is subject to a Security Interest permitted under this covenant, provided that the Company shall not, and shall not permit any Subsidiary to, grant any Security Interest in respect of its benefits and rights under the HLFA or the NLFA.

For the avoidance of doubt, no purpose trust declared, arising or subsisting in respect of moneys received by the Company or any of its Subsidiaries from the Secretary of State pursuant to the HLFA or from the Secretary of State or the NLF pursuant to the NLFA and which moneys are, in either case, required to be held on trust for the benefit of the Secretary of State or the NLF until they are applied for the purpose for which they were given, shall constitute a Security Interest for the purposes of the foregoing.

8.8	Limitation on sale of certain assets

Save for:

(1)	any sale of the assets which are the subject of the NLF Purchase Options, upon and pursuant to exercise of such option in the form agreed as at the Restructuring Date;

(2)	any sale of BEPET coal stocks in accordance with the CTA Documentation upon exercise of an Eggborough Break Option or enforcement of the Eggborough Security;

(3)	any tax loss surrenders to the Company or any Restricted Subsidiary;

(4)	any tax loss surrenders to Unrestricted Subsidiaries on arm’s-length terms; and

(5)	any sale of trade receivables as contemplated in paragraph (13) of the definition of “Permitted Financial Indebtedness”,

(which shall each be permitted),

the Company shall not, and shall not cause or permit any Restricted Subsidiary to, directly or indirectly, consummate an Asset Sale unless (1) at least 80 per cent. of the consideration from such Asset Sale consists of any combination of cash or Cash Equivalents, (2) the Company and/or such Restricted Subsidiary receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets subject to such Asset Sale and (3) such sale is approved by a resolution of the board of directors of the relevant company delivered to the Trustee.

The net cash proceeds of any Asset Sale must either:

(1)	be invested in a Permitted Business of the Company or a Restricted Subsidiary within 180 days of receipt; and/or

(2)	be retained or used as Cash Reserves to the extent the amount standing to the credit of the Cash Reserves is lower than the Target Amount.

The amount of such net cash proceeds not so invested within 180 days or so retained or used as Cash Reserves as provided in the previous paragraph constitutes “Excess Proceeds”.

When the aggregate amount of Excess Proceeds exceeds £10m and the amount standing to the credit of the Cash Reserves is no lower than the Target Amount, the Issuer shall offer to apply the Excess Proceeds in purchasing or redeeming Bonds (in whole or in

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS—(Continued)

part) on the next succeeding Interest Payment Date and in payment of the Accelerated Decommissioning Payment in accordance with Condition 3.7 “Accelerated decommissioning payment” together with any other Financial Indebtedness of the Issuer ranking pari passu with the Bonds (“Pari Passu Indebtedness”) outstanding and containing similar provisions requiring the Issuer to make an offer to repurchase such Financial Indebtedness with the proceeds from any Asset Sale.

The offer price for the Bonds will be equal to 101 per cent. of the Principal Amount Outstanding of the Bonds plus accrued and unpaid interest, if any, to the date of purchase (subject to the rights of Holders of record on relevant Record Dates to receive interest due on an Interest Payment Date) and will be payable in cash.

Any such offer will be made in the manner specified in Condition 3.5 “Mandatory repurchase offers from excess cash” above.

8.9	Limitation on issuances of guarantees of Financial Indebtedness

(1)	The Company shall not cause or permit any Restricted Subsidiary (which is not a Guarantor), other than BETS for so long as it cannot reasonably guarantee the Bonds as a result of requirements of the FSA or other legal requirements in relation to its business, directly or indirectly, to guarantee, assume or in any other manner become liable with respect to any Financial Indebtedness of the Company or any Restricted Subsidiary (other than by way of the Nuclear Guarantee) unless any such Restricted Subsidiary simultaneously therewith (or prior thereto) executes and delivers a guarantee of payment on the Bonds, on an equal and rateable basis with such guarantee for so long as such guarantee remains effective, and with recoveries thereunder limited (if at all) to no less than an amount equal to the amount of Financial Indebtedness of the Company or the Restricted Subsidiary so guaranteed; provided, however, that any guarantee by a Restricted Subsidiary of Financial Indebtedness which is a subordinated obligation of the Company or the Restricted Subsidiary shall be subordinated and junior in right of payment to the contemporaneous guarantee of the Bonds by such Restricted Subsidiary; and provided, further, that the Company shall not permit any Restricted Subsidiary to guarantee or secure any Capital Stock of the Company or the Issuer.

(2)	Notwithstanding the foregoing, any guarantee by a Restricted Subsidiary of the Bonds shall provide by its terms that it (and all Security Interests securing the same) shall be automatically and unconditionally released and discharged upon any sale, exchange or transfer to any Person not an Affiliate of the Company, of all of the Company’s or any Restricted Subsidiary’s equity interest in, or all or substantially all the assets of, such Restricted Subsidiary, which transaction is in compliance with the covenants contained in these Conditions and such Restricted Subsidiary is released from all guarantees, if any, by it of other Financial Indebtedness of the Company or any Restricted Subsidiaries and, with respect to any guarantees created after the Issue Date pursuant to clause (1) above, the release by the holders of the Financial Indebtedness of the Company or any Restricted Subsidiary described in clause (1) above of their Security Interest or their guarantee by such Restricted Subsidiary (including any deemed release upon payment in full of all obligations under such Financial Indebtedness), at such time as (A) no other Financial Indebtedness of the Company or any Restricted Subsidiary has been secured or guaranteed by such Restricted Subsidiary, as the case may be, or (B) the holders of all such other Financial Indebtedness which is secured or guaranteed by such Restricted Subsidiary also release their Security Interest in, or guarantee by, such Restricted Subsidiary (including any deemed release upon payment in full of all obligations under such Financial Indebtedness).

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS—(Continued)

8.10	Limitation on sale and leaseback transactions

The Company shall not, and shall not cause or permit any Restricted Subsidiary to, enter into sale and leaseback transactions unless (1) the sale or transfer of such property or assets to be leased is treated as an Asset Sale and complies with Condition 8.8 “Limitation on sale of certain assets” and Condition 8.7 “Negative pledge”, and (2) if the resulting lease obligation were treated as Financial Indebtedness, such Financial Indebtedness would be permitted under Condition 8.1 “Limitation on Financial Indebtedness”.

8.11	Limitation on sale of Subsidiary equity interests

The Company will not permit any Restricted Subsidiary to issue, sell or transfer any Capital Stock of any Restricted Subsidiary except:

(1)	to the Company or a wholly-owned Restricted Subsidiary (excluding, for these purposes, any Special Share held by the Secretary of State); or

(2)	Capital Stock issued by an entity prior to the time it becomes a Restricted Subsidiary or merges with a Restricted Subsidiary and not issued in contemplation of such entity’s becoming or merging into a Restricted Subsidiary, provided that this limitation shall not apply in relation to (i) a sale of all of the Company’s and the Restricted Subsidiaries’ Capital Stock in a Restricted Subsidiary otherwise in compliance with the covenants contained in these Conditions including Condition 8.8 “Limitation on sale of certain assets” covenant or (ii) any issue of deferred shares by the Issuer pursuant to an exercise of an Eggborough Break Option or enforcement of the Eggborough Security.

8.12	Limitation on restrictions on distributions from Restricted Subsidiaries

The Company shall not, and shall not cause or permit any Restricted Subsidiary to, create, directly or indirectly, or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1)	pay dividends or make any other distributions on its Capital Stock or any other interest or participation in or measured by its profits;

(2)	pay any Financial Indebtedness owed to the Company or a Restricted Subsidiary;

(3)	make any Investment in the Issuer or any Guarantors; or

(4)	transfer any of its property or assets to the Company or any Restricted Subsidiary.

However this covenant shall not prohibit:

(a)	any encumbrance or restriction pursuant to an agreement, in the form in effect at or entered into on the Issue Date (including, for the avoidance of doubt, the Contribution Agreement);

(b)	any encumbrance or restriction under the Bonds, the Guarantee or the Trust Deed;

(c)

any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Financial Indebtedness incurred by such Restricted Subsidiary on or prior to the date on which such Subsidiary was acquired directly or indirectly by the Company (other than Financial Indebtedness incurred as consideration for, or to provide all or any portion of the funds or credit support utilised to consummate, or incurred in contemplation of or in connection with, the transaction or series of related transactions pursuant to which such Restricted

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS—(Continued)

Subsidiary became a Restricted Subsidiary or was acquired by the Company or the Issuer) and outstanding on such date;

(d)	any encumbrance or restriction pursuant to an agreement effecting a refinancing of Financial Indebtedness incurred pursuant to an agreement referred to in paragraphs (a), (b) or (c) above or this paragraph (d) or contained in any amendment to an agreement referred to in paragraphs (a), (b) or (c) above or this paragraph (d); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such refinancing agreement or amendment are no more restrictive in any material respect than those encumbrances and restrictions with respect to such Restricted Subsidiary contained in such predecessor agreements;

(e)	in the case of clause (4) above, any such encumbrance or restriction consisting of customary non-assignment provisions in leases governing leasehold interests to the extent such provisions restrict the transfer of the lease or the property leased thereunder;

(f)	in the case of clause (4) above, restrictions contained in security agreements or mortgages securing Financial Indebtedness of a Restricted Subsidiary in the ordinary course of business to the extent such encumbrances or restrictions restrict the transfer of the property subject to such security agreements or mortgages;

(g)	any encumbrance or restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of Capital Stock or assets in the ordinary course of business of such Restricted Subsidiary pending the closing of such sale or disposition;

(h)	any customary encumbrances or restrictions created under any agreement with respect to Financial Indebtedness under the Seasonal Basket, the Collateral Basket and the Secured Basket;

(i)	any encumbrance or restriction in connection with purchase money Financial Indebtedness for property acquired in the ordinary course of business that imposes restrictions on the transfer of the property so acquired; and

(j)	any encumbrance or restriction that is as a result of applicable law or regulation.

For purposes of determining compliance with this covenant, in the event that a restriction meets the criteria of more than one of the categories of permitted restrictions described in paragraphs (a) through (j) above, the Company shall, in its sole discretion, classify such restriction in any manner that complies with this covenant, and such restriction will be treated as existing pursuant to the paragraphs designated by the Company.

8.13	Limitation on Unrestricted Subsidiaries

The Company may designate after the Issue Date any Subsidiary (other than the Issuer or a Guarantor) as an Unrestricted Subsidiary (a “Designation”) only if:

(1)	no Event of Default or Potential Event of Default shall have occurred and be continuing at the time of or after giving effect to such Designation;

(2)

the Company would be permitted to make an Investment (other than a Permitted Investment) at the time of Designation (assuming the effectiveness of such Designation) pursuant to Condition 8.2 “Limitation on Restricted Payments” in an amount (the “Designation Amount”) equal to the greater of (1) the net book value of the Company’s interest in such Subsidiary calculated in accordance with

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS—(Continued)

US GAAP, and (2) the Fair Market Value of the Company’s interest in such Subsidiary as determined in good faith by the Company’s board of directors;

(3)	the Company would be permitted to incur £1.00 of additional Financial Indebtedness (other than Permitted Financial Indebtedness) pursuant to Condition 8.1 “Limitation on Financial Indebtedness” at the time of such Designation (assuming the effectiveness of such Designation);

(4)	such Unrestricted Subsidiary does not own any Capital Stock in any Restricted Subsidiary which is not simultaneously being designated an Unrestricted Subsidiary;

(5)	such Unrestricted Subsidiary is not liable, directly or indirectly, with respect to any Financial Indebtedness other than Unrestricted Subsidiary Indebtedness, provided that an Unrestricted Subsidiary may provide a guarantee for the Bonds; and

(6)	such Unrestricted Subsidiary is not a party to any agreement, contract, arrangement or understanding at such time with the Company or any Restricted Subsidiary unless the terms of any such agreement, contract, arrangement or understanding are no less favourable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company or any Restricted Subsidiary or, in the event such condition is not satisfied, the value of such agreement, contract, arrangement or understanding to the Unrestricted Subsidiary shall be deemed a Restricted Payment.

In the event of any such Designation, the Company shall be deemed to have made an Investment constituting a Restricted Payment pursuant to Condition 8.2 “Limitation on Restricted Payments” for all purposes of these Conditions and the Trust Deed in the Designation Amount.

Save as provided in the CTA Documentation (in the form agreed as at the Restructuring Date) and save as otherwise provided herein, the Company shall not, and shall not cause or permit any Restricted Subsidiary at any time, to:

(1)	provide credit support for, guarantee or subject any of its property or assets (other than the Capital Stock of any Unrestricted Subsidiary) to the satisfaction of, any Financial Indebtedness of any Unrestricted Subsidiary (including any undertaking, agreement or instrument evidencing such Financial Indebtedness) (other than Permitted Investments in Unrestricted Subsidiaries); or

(2)	be directly or indirectly liable for any Financial Indebtedness of any Unrestricted Subsidiary provided that the foregoing shall not prohibit the existence of guarantees (not incurred in contemplation of that company becoming an Unrestricted Subsidiary) in existence at the time such Unrestricted Subsidiary was classified an Unrestricted Subsidiary.

For purposes of the foregoing, the Designation of a Subsidiary of the Company as an Unrestricted Subsidiary shall be deemed to be the Designation of all of the Subsidiaries of such Subsidiary as Unrestricted Subsidiaries.

The Company may revoke any Designation of a Subsidiary as an Unrestricted Subsidiary (a “Revocation”) if:

(1)	no Event of Default or Potential Event of Default shall have occurred and be continuing at the time of and after giving effect to such Revocation;

(2)	all Security Interests and Financial Indebtedness of such Unrestricted Subsidiary outstanding immediately following such Revocation would, if incurred at such time, have been permitted to be incurred for all purposes of the Trust Deed, the Guarantee and these Conditions; and

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS—(Continued)

(3)	such redesignated Subsidiary shall not have any Financial Indebtedness outstanding (other than Financial Indebtedness which would be Permitted Financial Indebtedness if deemed incurred on the date of Revocation, or which, after giving pro forma effect to the incurrence of any such Financial Indebtedness of such redesignated Subsidiary as if such Financial Indebtedness was incurred on the date of the Revocation, the Company could incur £1.00 as additional Financial Indebtedness (other than as Permitted Financial Indebtedness) pursuant to the first paragraph of Condition 8.1 “Limitation on Financial Indebtedness”.

All Designations and Revocations must be evidenced by a resolution of the board of directors of the Company delivered to the Trustee certifying compliance with the foregoing provisions.

The Company will designate the Eggborough Subsidiaries as Unrestricted Subsidiaries at the time the Trust Deed is entered into without complying with the foregoing test.

8.14	Conduct of business

The Issuer and the Restricted Subsidiaries will limit their activities to:

(1)	the supply, sale and purchase of products and services supporting the generation and sale of the output of the British Energy Group’s plants, or relating to renewable obligation certificates, emissions (in relation to the Eggborough Plant) or other similar or related permits, obligations or entitlements;

(2)	the sale and purchase of electricity consolidation services;

(3)	entry into Trading Arrangements;

(4)	the supply of fuel for use in the business of the generation and sale of the output of the British Energy Group’s plants;

(5)	nuclear and renewable generation, together with generation at the Eggborough Plant, in the UK;

(6)	the supply, sale and purchase of electricity in the UK and through interconnectors with the UK and within Europe and Scandinavia;

(7)	defuelling and decommissioning of plants owned or formerly owned by the British Energy Group;

(8)	activities which are reasonably necessary in connection with or ancillary or incidental to any of the activities described in (1) to (7) (inclusive) above (including the provision of other defuelling and decommissioning operation and maintenance services and consultancy services related to any of the activities described above, provided that such provision shall account for no more than £60m of turnover per annum); and

(9)	making Investments or acquisitions that fall within the limitations set out in (1) to (8) (inclusive) above and otherwise are in compliance with these Conditions and the Trust Deed.

8.15	Provision of financial statements

The Company shall provide the Trustee with:

(1)	audited consolidated financial statements of the Company and its Subsidiaries for each fiscal year prepared in accordance with Floating UK GAAP, consistently applied, as soon as the Company publicly releases such financial statements, but in any event within 90 days after the end of such fiscal year;

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS—(Continued)

(2)	any other quarterly or semi-annual financial statements of the Company and its Subsidiaries prepared in accordance with Floating UK GAAP, consistently applied, as soon as the Company publicly releases such financial statements;

(3)	each notice, statement or circular issued to the members or creditors (or any class thereof) of the Company or any Restricted Subsidiary;

(4)	all regulatory news statements; and

(5)	all reports required to be published by the UKLA by virtue of the admission of any of the Capital Stock of the Company to the Official List of the UKLA and, if none of its Capital Stock is so listed, all such reports as if such Capital Stock were so admitted.

In addition, in the event that none of the Company’s Capital Stock is admitted to the Official List of the UKLA, the Company will issue each report required pursuant to paragraph 5 above as a press release with the appropriate internationally recognised wire service and post such press release on the Company’s website.

8.16	SEC reports; other information

Whether or not required by the SEC or the Exchange Act or the rules or regulations thereunder, so long as any Bonds are outstanding, the Company will file with, or furnish to, the SEC and, following the Restructuring Date, will furnish to the Trustee:

(1)	within 60 days(1) after the Company’s fiscal quarter ending 30 September 2004, a quarterly report on Form 6-K (or any successor form) containing:

(a)	consolidated financial statements of the Company and its Subsidiaries prepared in accordance with Floating UK GAAP consistently applied (including comparative financial statements) and consolidated financial statements of the Company and its Subsidiaries prepared in accordance with Floating US GAAP consistently applied (but not including comparative financial statements);

(b)	a management’s discussion and analysis (including comparative information) under Floating UK GAAP; a management’s discussion and analysis (excluding comparative information) under Floating US GAAP; and any additional non-financial statement information required to be contained in Form 10-Q (or successor form) as if the Company were a domestic US issuer with equity securities registered pursuant to Section 12(b) of the Exchange Act and were not a “foreign private issuer”; and

(c)	certifications of Executive Officers of the Company in the form required under Sections 302 and 906 of the US Sarbanes-Oxley Act of 2002 as amended from time to time (or any successor law) and any rules and regulations adopted thereunder by the SEC or any governmental authority that are applicable to Form 10-Q as if the Company were a domestic US issuer with equity securities registered pursuant to Section 12(b) of the Exchange Act and were not a “foreign private issuer”.

(2)	for each fiscal period ending on or after 31 December 2004:

(a)	within the applicable period required for domestic US issuers that are “accelerated filers” by the rules and regulations of the SEC(2), annual reports on Form 10-K (or any successor form) in respect of each of the Company’s fiscal years, commencing with the fiscal year ended 31 March 2005;

(1)	To be extended to 30 December 2004 if approved by Consenting Creditors prior to the issue Date of the New Bonds.

(2)	To be extended to 120 days for year ending 31 March 2005 if approved by Consenting Creditors prior to the Issue Date of the New Bonds.

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS—(Continued)

(b)	within 45 days(1) after the end of the relevant fiscal quarter, quarterly reports on Form 10-Q (or any successor form) in respect of the first three fiscal quarters of each of the Company’s fiscal year, commencing with the fiscal quarter ended 31 December 2004; and

(1)	To be extended to 90 days for period ending 30 June 2005, and 75 days for periods ending 30 September 2005 and 31 December 2005, if approved by Consenting Creditors prior to the Issue Date of the New Bonds.

(c)	within the applicable periods required by such form, current reports on Form 8-K (or any successor form),

in each case (a), (b) and (c) above containing:

(A)	the information required to be contained therein (or required in such successor form) as if the Company were a domestic US issuer with equity securities registered pursuant to Section 12(b) of the Exchange Act and were not a “foreign private issuer” as such term is defined by Rule 3b-4 under the Exchange Act including, for the avoidance of doubt, in the case of Form 10-Ks and 10-Qs, consolidated income statements, consolidated balance sheets and consolidated statements of cash flows, in each case prepared in accordance with Floating US GAAP, together with a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that meets the requirements of Item 303 of Regulation S-K (“MD&A”) and includes a discussion of segment information;

(B)	certifications applicable to such filings by the Executive Officers of the Company required under Sections 302 and 906 of the US Sarbanes-Oxley Act of 2002 as amended from time to time (or any successor law) and any rules and regulations adopted thereunder by the SEC or any governmental authority as if the Company were a domestic US issuer with equity securities registered pursuant to Section 12(b) of the Exchange Act and were not a “foreign private issuer”; and

(C)	furthermore, if, during any such fiscal period, the Company has or has designated any of its Subsidiaries as Unrestricted Subsidiaries and either (i) any such Unrestricted Subsidiary, or any group of such Unrestricted Subsidiaries, taken together, constitute a Significant Subsidiary, or (ii) such Subsidiaries include any Eggborough Subsidiaries then the quarterly and annual financial information required by the preceding paragraphs will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section sufficient to provide Bondholders with an understanding of the consolidated financial condition and results of operations and cashflows of the Company, the Issuer and its Restricted Subsidiaries (that is, excluding the Unrestricted Subsidiaries and showing (on an unconsolidated basis to such Unrestricted Subsidiaries) intercompany balances.

Within three London Business Days after each annual and quarterly filing described above and within three London Business Days after the release of its consolidated financial statements for each fiscal quarter and each fiscal year described above, the Company shall also (1) file a press release with one or more internationally recognised wire services in connection with such report and (2) post such press release on its website. In addition, within three London Business Days after the release of its consolidated financial statements for each fiscal quarter and each fiscal year described above, the Company shall also host a conference call, at a time during which commercial banks are open for business in both New York City and London to discuss the results for such fiscal quarter or year.

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS—(Continued)

In addition, in the event that the Issuer is neither subject to Section 13(a) or Section 15(d) of the Exchange Act nor exempt from reporting pursuant to Rule 12g3-2(b) under the Exchange Act, the Issuer will furnish to the Bondholders and to prospective investors, upon the request of such persons, any information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act so long as the Bonds (or any of them) are not freely transferable under the Securities Act.

8.17	Maintenance of Target Reserves

The Company and its Restricted Subsidiaries shall comply with all provisions of the Nuclear Liabilities Documentation (including, without limitation, Clauses 8 (Cash Reserves), 9 (Target Amount) and 10 (Forecast Expenditure Reserve) of the Contribution Agreement) in the form agreed on the Restructuring Date relating to the Target Reserves.

8.18	Additional covenants

The Trust Deed also contains covenants with respect to the following matters: (1) payment of principal, premium (if any) and interest; (2) arrangements regarding the handling of money held in trust; (3) maintenance of corporate existence; (4) compliance with the terms of statutory and licensing requirements relating to insurance; (5) payment of taxes; (6) maintenance of properties; and (7) compliance with law and customary compliance certificates.

8.19	Consolidation, merger, sale of assets

None of the Company, the Issuer or any Guarantor shall, in a single transaction or through a series of related transactions, consolidate with or merge with or into any other Person or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its properties and assets to any Person or group of Persons if such transaction or series of transactions, in the aggregate, would result in a sale, assignment, conveyance, transfer, lease or disposition of all or substantially all of the properties and assets of the Company, the Issuer or such Guarantor to any other Person or group of Persons, unless at the time and after giving effect thereto:

(1)	in the case of a merger, consolidation or sale of assets as described in the previous paragraph the Company, the Issuer or such Guarantor, as the case may be, is the continuing company resulting from such merger, consolidation or sale of assets, and the surviving entity is a corporation, limited liability company or similar corporate entity duly organised and validly existing under the laws of England and Wales or Scotland;

(2)	any successor of the Company, the Issuer or such Guarantor resulting from such merger, consolidation or sale of assets expressly assumes, by entering into a supplemental Trust Deed in a form satisfactory to the Trustee, all the obligations of the Company, the Issuer or as applicable, such Guarantor under the Bonds, the Guarantee and the Trust Deed, and the Bonds, Guarantee and the Trust Deed remain in full force and effect as so supplemented;

(3)	immediately before and immediately after giving effect to such transaction or series of transactions on a pro forma basis (and treating any Financial Indebtedness not previously an obligation of the Company, the Issuer or any of the Guarantors which becomes the obligation of the Company, the Issuer or any of the Guarantors (or any successor to any of them) as a result of such transaction or series of transactions as having been incurred at the time of such transaction or transactions), no Event of Default or Potential Event of Default will have occurred and be continuing;

(4)	immediately before and immediately after giving effect to such transaction or series of transactions on a pro forma basis (on the assumption that the transaction

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS—(Continued)

or series of transactions occurred on the first day of the most recent fiscal quarter prior to the consummation of such transaction or series of transactions for which financial statements are available with the appropriate adjustments with respect to the transaction or series of transactions being included in such pro forma calculation), the Company or any successor to the Company could incur £1.00 of additional Financial Indebtedness (other than Permitted Financial Indebtedness) under the provisions of “Certain covenants—Limitation on Financial Indebtedness”;

(5)	immediately after giving effect to such transaction or series of transactions on a pro forma basis (and treating any Financial Indebtedness not previously an obligation of the Company, the Issuer or any of the Guarantors which becomes the obligation of the Company, the Issuer or any of the Guarantors as a result of such transaction or series of transactions as having been incurred at the time of such transaction or transactions), the Company, the Issuer or such Guarantor (or any successor to any of them) shall have a Consolidated Net Worth in an amount no less than the Consolidated Net Worth of such entity prior to such transaction or series of transactions; and

(6)	at the time of the transaction or series of transactions the Company, the Issuer, such Guarantor or their respective successor, as applicable, will have delivered, or caused to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an Officer’s Certificate and an opinion of a firm of independent professional advisers acceptable to the Trustee, each to the effect that all conditions provided for under these Conditions and the Trust Deed relating to such transaction have been complied with.

For the avoidance of doubt, any sale of the assets which are the subject of the NLF Purchase Options, upon and pursuant to the exercise of such options in the form agreed as at the Restructuring Date, and any sale of trade receivables as contemplated in paragraph (13) of the definition of “Permitted Financial Indebtedness” shall be permitted without satisfying any of the foregoing conditions.

8.20	Suspension of certain covenants when Bonds rated Investment Grade

If on any date following the Issue Date:

(1)	the Bonds are rated Investment Grade by the Relevant Rating Agencies; and

(2)	no Event of Default or Potential Event of Default shall have occurred and be continuing,

then, beginning on that day and subject to the provisions of the following paragraph, the covenants contained in the following Conditions will be suspended:

(1)	Condition 8.1 “Limitation on Financial Indebtedness”;

(2)	Condition 8.2 “Limitation on Restricted Payments”;

(3)	Condition 8.3 “Limitation on transactions with Affiliates”;

(4)	Condition 8.8 “Limitation on sale of certain assets”;

(5)	Condition 8.9 “Limitation on issuances of guarantees of Financial Indebtedness”;

(6)	Condition 8.10 “Limitation on sale and leaseback transactions”;

(7)	Condition 8.11 “Limitation on sale of Subsidiary equity interests”;

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS—(Continued)

(8)	Condition 8.12 “Limitation on restrictions on distributions from Restricted Subsidiaries”; and

(9)	Condition 8.14 “Conduct of business”;

and following such suspension, any and all provisions with respect to these Conditions, the Guarantee and the Trust Deed which refer to, are dependent upon the satisfaction and due performance of, or relate in any other way to, any of the covenants so suspended shall be interpreted to give effect to and construed in light of the suspension of such covenants.

Notwithstanding the foregoing, if the Bonds cease to be rated Investment Grade by the Relevant Rating Agencies, the foregoing covenants shall be reinstated as of and from the date of such rating decline without the requirement for any action. In connection with the foregoing, no Event of Default or Potential Event of Default will be deemed to occur solely by reason of any action taken by the Company and the Restricted Subsidiaries while the covenants were suspended, and business activities commenced during the period when the application of such covenants was suspended may be continued, provided such activities are continued only in size and scope consistent with such activities on the date such suspension ceased, or are reduced in size and scope, and that such activities were not undertaken in contemplation of such rating decline; however, for purposes of calculating the restricted payments limitation in “Certain covenants—Limitation on Restricted Payments” in relation to subsequent payments, it will be interpreted as if such limitation had been in effect at all times since the Issue Date.

9.	EVENTS OF DEFAULT

An Event of Default will occur under the Bonds if:

(1)	Non-Payment: the Company and the Restricted Subsidiaries fail to pay principal, premium or interest on the Bonds when due and such failure continues for 14 days; or

(2)	Breach of Other Obligations: the Company or any Restricted Subsidiary does not perform or comply with any other obligations in the Bonds or the Trust Deed which default is in the opinion of the Trustee incapable of remedy within 45 days or, if in the opinion of the Trustee is capable of remedy, is not remedied within 45 days after notice of such default shall have been given to the Issuer or the relevant Guarantor by the Trustee; or

(3)	Cross-Default/Acceleration:

(a)	any Financial Indebtedness of the Company or a Restricted Subsidiary becomes (or becomes capable of being declared) payable before its stated maturity or is not paid when due or, as the case may be, within any originally applicable grace period;

(b)	the Company or a Restricted Subsidiary fails to pay on the due date or, as the case may be, within any applicable grace period, amounts falling due under a Trading Arrangement;

(c)	the Company or a Restricted Subsidiary defaults under a Trading Arrangement (other than a default falling under (b) above), and such default leads to a liquidation, acceleration or termination by the counterparty of obligations of the Company or a Restricted Subsidiary thereunder; or

(d)	a Security Interest given by the Company or a Restricted Subsidiary other than in respect of a Trading Arrangement becomes enforceable by reason of a default in relation thereto;

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS—(Continued)

where the aggregate value of the claim or claims so arising under (a), (b) and (d) above exceeds £25m (index-linked by reference to Retail Prices Index changes after the Issue Date) or the aggregate net value of the claim or claims so arising under (c) above exceeds £35m (index-linked by reference to Retail Prices Index changes after the Issue Date); or

(4)	Enforcement Proceedings: a receiver, administrative receiver, administrator or similar official is appointed in relation to the Issuer or any Guarantor or a distress, execution or other process is enforced or an encumbrancer takes possession of the whole or a substantial part of the undertaking or assets of any of them and, in any such case, the same is not paid out or discharged within 90 days; or

(5)	Insolvency: the Issuer or any Guarantor (a) is declared insolvent, (b) is unable (or admits inability) to pay its debts as they fall due (within the meaning of Section 123(1) of the Insolvency Act 1986), (c) fails, within 40 London Business Days after being called upon to do so by the Trustee, to provide a certificate signed by two of its directors certifying (without personal liability except in the event of fraud or wilful default) that it is not then unable to pay its debts within the meaning of section 123(2) of the Insolvency Act 1986, provided that: [(i) if the Issue Date is on or prior to 31 March 2005,](1) the Trustee may not require such a certificate prior to the publication of the audited consolidated financial statements of the British Energy Group in relation to the financial period ending on 31 March 2005; [or (ii) if the Issue Date is after 31 March 2005, the Trustee may not require such a certificate prior to the date which is the later of: (1) two months following the publication of the audited consolidated financial statements of the British Energy Group in relation to the financial period ending on 31 March 2005; and (2) two months following the Issue Date,](1) or (d) stops, suspends or threatens to stop payment of its debts generally or proposes or makes any agreement for the deferral or rescheduling of its debts generally or proposes or makes an arrangement under Section 1 of the Insolvency Act 1986 or Section 425 of the Act; or

(1)	Applicable only if approved by Consenting Creditors prior to the Issue Date of the New Bonds.

(6)	Winding-up: an order is made by a competent court or an effective resolution is passed for the winding-up or administration of the Company or any Restricted Subsidiary, save for a merger, consolidation, reorganisation or reconstruction previously approved by the Trustee or the Bondholders or (in the case of a Restricted Subsidiary) whereby its undertaking and assets are transferred to the Issuer or another Restricted Subsidiary; or

(7)

Cease to Carry on the Whole of its Business: the Company or any Restricted Subsidiary ceases to carry on the whole or substantially the whole of its business, save (i) for the purposes of a merger, consolidation, reorganisation or reconstruction (x) not due to insolvency of the Company or such Restricted Subsidiary and where all or substantially all of its assets are transferred to the Company or a Restricted Subsidiary or (y) the terms of which have previously been approved in writing by the Trustee or the Bondholders, or (ii) as a consequence of an exercise of the NLF Purchase Options, provided that if the Company or any Restricted Subsidiary shall cease to hold or shall transfer any of the Licences (other than (A) where such Licence is revoked, terminated or surrendered or lapses in the circumstances envisaged by paragraphs (a)(i), (ii), (iii) or (iv) of the definition of Restructuring Event and such revocation, termination, surrender or lapse does not constitute a Restructuring Event pursuant to paragraph (a) of such definition by virtue of proviso (x) thereto or (B) where such Licence lapses in the circumstances envisaged by the bracketed exception to paragraph (a)(iii) of such definition of Restructuring Event) it shall be deemed to have ceased to carry on the whole or substantially the whole of its business (and neither of exceptions (i) and (ii) above shall apply) unless the transferee (a) is a wholly owned Restricted Subsidiary of the Company and (b) (unless it is the Issuer or a Guarantor) with the prior written consent of the Trustee, either assumes all the Issuer’s obligations under the Bonds

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS—(Continued)

and the Trust Deed as primary obligor or gives a Guarantee in respect of the obligations of the Issuer under the Bonds and the Trust Deed; or

(8)	Judgment Default: any judgment or decree for the payment of money in excess of £25m or its foreign currency equivalent (as determined by the Trustee in its sole discretion as at the date of the judgment or decree) is entered against the Company, the Issuer or any Material Subsidiary, remains outstanding for a period of 60 consecutive days following such judgment and is not discharged, waived or stayed; or

(9)	Cessation of Guarantee: any Guarantee shall for any reason cease to be, or shall for any reason be asserted in writing by any Guarantor or the Issuer not to be in full force and effect and enforceable in accordance with its terms, and the Guarantors are unable to replace the Guarantee on substantially the same terms, including credit quality, to the satisfaction of the Trustee within 14 days.

If any of the above events occurs and is continuing, the Trustee:

(A)	at its discretion may (but in the case of the occurrence of any of the events mentioned in paragraphs (2), (3), (4), (5), (7) and (8) above and, in relation to any Guarantor, paragraphs (6) and (9) above, only if the Trustee certifies in writing that such event is in its opinion materially prejudicial to the interests of the Bondholders); and

(B)	shall if it receives (i) a Written Resolution of Bondholders holding at least 25 per cent. (but less than or equal to 50 per cent.) of the Principal Amount Outstanding of the Bonds (a “Bondholders’ Direction”) or (ii) a Written Resolution of Bondholders holding more than 50 per cent. of the Principal Amount Outstanding of the Bonds or (iii) an Extraordinary Resolution, directing it to do so, give written notice to the Issuer declaring the Bonds to be immediately due and payable (a “Declaration of Acceleration”), whereupon they shall become immediately due and payable at their Principal Amount Outstanding together with any premium and accrued interest without further action or formality.

provided that:

(x)	until (i) an enforcement notice in respect of the Eggborough Security has been served on the Trustee; and (ii) the Ascertained Security Value has been determined, the holder of the CTA Global Bond shall be disregarded for the purposes of the preceding paragraph; and

(y)	upon receipt of a Bondholders’ Direction the Trustee shall notify the Bondholders in writing of such receipt and if at any time after a Declaration of Acceleration the Trustee receives a Written Resolution from a majority by Principal Amount Outstanding of the Bonds (disregarding the holder of the CTA Global Bond, in the circumstances set out in (x) above) objecting to such Bondholders’ Direction and directing the Trustee to give the Issuer a Notice of Rescission and Annulment, the Trustee shall, promptly on receipt of such Written Resolution, give a Notice of Rescission and Annulment to the Issuer (whereupon the relevant Declaration of Acceleration shall be automatically rescinded and annulled) and take no further action to enforce the Bonds, which will continue in full force and effect as if no Declaration of Acceleration had been given; provided that the Trustee shall not be obliged to serve a Notice of Rescission and Amendment if rescission and annulment of such Declaration of Acceleration would be in conflict with any judgment or decree of a court of competent jurisdiction. No such rescission and annulment shall affect any existing or subsequent default or impair any right consequent.

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS—(Continued)

No Bondholder has any right to institute any proceedings with respect to the Bonds or any remedy in relation thereto, unless the Holders of at least 25 per cent. in Principal Amount Outstanding of the Bonds (disregarding the holder of the CTA Global Bond, in the circumstances set out in (x) above) have made written request, and given an indemnity, to the Trustee to institute such proceedings as Trustee under the Trust Deed, the Trustee has failed to institute such proceedings within 15 days after receipt of such notice and the Trustee, within such 15-day period, has not received directions inconsistent with such written request by Holders of a majority in Principal Amount Outstanding of the Bonds (disregarding the holder of the CTA Global Bond, in the circumstances set out in (x) above). Such limitations do not, however, apply to a suit instituted by a Bondholder for the enforcement of the payment of the principal of, premium (if any) or interest on such Bond on or after the respective due dates expressed in such Bond.

The Trustee has absolute discretion in the exercise of its powers under the Trust Deed but, whenever it is bound to act at the request or direction of the Bondholders or any of them, it shall not be bound to do so unless first indemnified and/or provided with security to its satisfaction against all actions, proceedings, claims or demands to which it may be liable in so acting.

10.	LEGAL DEFEASANCE OR COVENANT DEFEASANCE

The Issuer may, at its option and at any time, elect to have the obligations of the Issuer and all Guarantors discharged with respect to the outstanding Bonds and the Guarantee (“Legal Defeasance”). Such Legal Defeasance means that the Issuer and the Guarantors shall be deemed to have paid and discharged the entire Financial Indebtedness represented by the outstanding Bonds, except for:

(1)	the rights of the Holders of such outstanding Bonds to receive payments in respect of the principal of, premium (if any) and interest on such Bonds when such payments are due;

(2)	the Issuer’s obligations with respect to the Bonds concerning issuing Bond Certificates, registration, transfer or exchange of Bonds, replacement of mutilated, destroyed, lost or stolen Bond Certificates, and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)	the rights, powers, trusts, duties and immunities of the Trustee; and

(4)	the Legal Defeasance provisions of the Trust Deed.

In addition, the Issuer may, at its option and at any time, elect to have the obligations of the Issuer and any Guarantor released with respect to certain covenants contained in these Conditions and the Trust Deed (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute an Event of Default or a Potential Event of Default with respect to the Bonds. In the event Covenant Defeasance occurs, certain events (not including events relating to non-payment, enforcement proceedings, winding-up and insolvency) described under “Events of Default” will no longer constitute an Event of Default or Potential Event of Default with respect to the Bonds.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)

the Issuer must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders, cash, Government Securities or a combination thereof (with such cash and/or Government Securities denominated in sterling or, if the United Kingdom joins the single currency, Euro in amounts correlating to the obligations under the Bonds), in such amounts as will be sufficient, in the opinion of an internationally

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS—(Continued)

recognised firm of independent public accountants or an internationally recognised investment bank, to pay and discharge the principal of, premium (if any) and interest on the outstanding Bonds on and to each due date for payment thereof and the Issuer must specify whether the Bonds are being defeased to maturity or to a particular redemption date (in which case, the Bonds shall be redeemed on such redemption date as set out under Condition 3.2 “Optional early redemption by the Issuer”);

(2)	the Issuer shall have delivered to the Trustee an opinion or opinions of counsel (as specified in the Trust Deed) to the effect that beneficial owners of the Bonds will not recognise income, gain or loss for purposes of United States or United Kingdom taxation as a result of such deposit, defeasance and discharge and will be subject to income taxes in the United States or the United Kingdom on the same amounts, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, and to the effect that payments on the Bonds will not become subject to the imposition or deduction or withholding of any Taxes as a result of such deposit, defeasance and discharge and that such defeasance will not (directly or indirectly) cause any United Kingdom ad valorem stamp duty or stamp duty reserve tax to be payable on any transfer of, or agreement to transfer, any Bonds;

(3)	no Event of Default or Potential Event of Default shall have occurred and be continuing on the date of such deposit;

(4)	such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, any material agreement or instrument to which the Company or any Restricted Subsidiary is a party or by which it is bound;

(5)	such Legal Defeasance or Covenant Defeasance shall not result in the trust arising from such deposit constituting an investment company within the meaning of the U.S. Investment Company Act of 1940, as amended, unless such trust shall be registered under such Act or exempt from registration thereunder;

(6)	the Issuer shall have delivered to the Trustee an opinion of independent counsel in England and Wales and (if different) the jurisdiction of incorporation of the Issuer to the effect that the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganisation or similar laws affecting creditors’ rights generally;

(7)	the Issuer shall have delivered to the Trustee an Officer’s Certificate stating that the deposit was not made by the Issuer with the intent of preferring the Holders of the Bonds or any Guarantee over the other creditors of the Issuer or any Guarantor or with the intent of defeating, hindering, delaying or defrauding creditors of the Issuer, any Guarantor or others, or removing assets beyond the reach of the relevant creditors or increasing debts of the Issuer or any Guarantor to the detriment of the relevant creditors;

(8)	no event or condition shall exist that would prevent the Issuer from making payments of the principal of, premium (if any) and interest on the Bonds on the date of such deposit;

(9)	the Issuer shall have made a Defeasance Decommissioning Deposit (if so required under Condition 3.8 “Defeasance decommissioning deposit”); and

(10)	the Issuer shall have delivered to the Trustee an Officer’s Certificate and an opinion of independent counsel, each stating that all conditions precedent provided for relating to either Legal Defeasance or Covenant Defeasance, as the case may be, have been complied with.

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS—(Continued)

If the funds deposited with the Trustee to effect Legal Defeasance or Covenant Defeasance are insufficient to pay the principal of, premium (if any) and interest on the Bonds when due (including as a result of any acceleration occurring after an Event of Default), then the Issuer and the Guarantors will remain liable for such payments.

11.	SATISFACTION AND DISCHARGE

The Trust Deed will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the Bonds as expressly provided for in the Trust Deed) as to all outstanding Bonds under the Trust Deed when:

(1)	either:

(a)	all Bonds that have been authenticated and delivered (except lost, stolen or destroyed Bonds which have been replaced or paid and Bonds for whose payment money has been deposited in trust and thereafter repaid to the Issuer) have been delivered to the Trustee for cancellation; or

(b)	all Bonds that have not been delivered to the Trustee for cancellation have become due and payable;

(2)	the Issuer or any Guarantor has irrevocably deposited and caused to be deposited with the Trustee as trust funds in trust an amount in sterling, Government Securities or a combination thereof sufficient to pay and discharge the entire indebtedness on the Bonds not theretofore delivered to the Trustee for cancellation, including principal of, premium (if any) and accrued interest at their Stated Maturity and the Issuer has delivered irrevocable instructions to the Trustee to apply the deposit towards payment of the Bonds at their Stated Maturity;

(3)	the Issuer or any Guarantor has paid or caused to be paid all other sums payable under the Trust Deed by the Issuer and any Guarantor;

(4)	the Issuer has delivered to the Trustee an Officer’s Certificate and an opinion of independent counsel qualified to practice in the United Kingdom each stating that (1) all conditions precedent under the Trust Deed relating to the satisfaction and discharge of such Trust Deed have been complied with and (2) such satisfaction and discharge will not result in a breach or violation of, or constitute a default under, the Trust Deed or any other material agreement or instrument to which the Company or any Restricted Subsidiary is a party or by which the Company or any Restricted Subsidiary is bound; and

(5)	the Issuer has delivered to the Trustee an opinion of counsel qualified to practice in the United Kingdom reasonably acceptable to the Trustee to the effect that any such discharge of the Trust Deed will not (directly or indirectly) cause any United Kingdom ad valorem stamp duty or stamp duty reserve tax to be payable on any transfer of, or agreement to transfer, any Bonds.

12.	BONDHOLDERS’ MEETINGS

The Trust Deed contains provisions for convening meetings of Bondholders to consider matters relating to the Bonds, including the modification of any provision of these Conditions or the Trust Deed. A Bondholder meeting may be called by the Issuer, the Guarantors (acting together), the Trustee or upon the request of Bondholders holding at least 10 per cent. of the Principal Amount Outstanding of the Bonds then outstanding. The quorum to consider an extraordinary resolution is two or more Persons holding or representing a majority in Principal Amount Outstanding of Relevant Bonds then outstanding and the quorum at any adjourned meeting is two or more Persons representing Bondholders holding Relevant Bonds whatever the Principal Amount Outstanding of Relevant Bonds represented, unless the meeting has been convened to

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS—(Continued)

consider certain “Reserved Matters” (as defined in the Trust Deed) or Restricted Matters including modifying any date fixed for payment of principal or interest, reducing the amount of principal or interest payable, changing the currency of payments or modifying quorum provisions, in which case the quorum is two or more Persons holding not less than 75 per cent., or at an adjourned meeting, not less than 25 per cent., of the Principal Amount Outstanding of Relevant Bonds then outstanding.

The Trustee need not act unless directed to do so by an Extraordinary Resolution or directed to do so by a Bondholders’ Direction pursuant to Condition 9 “Events of Default” and unless indemnified and/or secured to its satisfaction, and the Trustee may disregard a Bondholders’ Direction and take no further action if it receives notice to the contrary pursuant to a Written Resolution or an Extraordinary Resolution.

No resolution may be submitted to a meeting of Bondholders unless such resolution either deals only with Restricted Matters or only with matters which are not Restricted Matters. However, a meeting may deal with both resolutions relating to Restricted Matters and resolutions relating to Reserved Matters.

13.	MODIFICATIONS AND WAIVERS

The Trustee may agree, without the consent of the Bondholders, to any modification of any of the provisions of the Trust Deed or the Bonds or any waiver or authorisation of any breach or proposed breach thereof (other than, in either case, in respect of a Reserved Matter or a Restricted Matter) which in the opinion of the Trustee is of a formal, minor or technical nature or is made to correct a manifest error. Any such modification, waiver or authorisation shall be binding on the Bondholders and, if the Trustee so requires, such modification shall be notified to the Bondholders as soon as practicable.

14.	PRESCRIPTION

Claims against the Issuer and the Guarantors for the payment of principal on the Bonds will be prescribed ten years after the applicable due date for payment thereof. Claims against the Issuer and the Guarantors for the payment of interest on the Bonds will be prescribed five years after the applicable due date for payment of such interest.

15.	REPLACEMENT OF BOND CERTIFICATES

If any Bond Certificate is lost, stolen, mutilated, defaced or destroyed, it may be replaced at the Specified Office of the Registrar or a Transfer Agent having its Specified Office in London, subject to all applicable laws and stock exchange requirements, upon payment by the claimant of the expenses incurred in connection with such replacement and on such terms as to evidence, security, indemnity and otherwise as the Issuer may reasonably require. Mutilated or defaced Bond Certificates must be surrendered before replacements will be issued.

16.	NOTICES

Notices to the Bondholders will be sent to them by first class mail (or its equivalent) or (if posted to an overseas address) by airmail at their respective addresses on the Register or the CTA Register, as the case may be. Any such notice shall be deemed to have been given on the fourth day after the date of mailing.

17.	REDENOMINATION, RENOMINALISATION AND RECONVENTIONING

If the United Kingdom becomes or, announces its intention to become, a Participating Member State, the Issuer may, without the consent of the Bondholders, on giving at least 30 days’ prior notice to the Bondholders and the Paying Agents and having notified the Trustee prior to the provision of such notice, designate a date (the “Redenomination

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS—(Continued)

Date”), being an Interest Payment Date under the Bonds falling on or after the date on which the United Kingdom becomes a Participating Member State.

Notwithstanding the other provisions of these Conditions, with effect from the Redenomination Date:

(1)	the Bonds shall be deemed to be redenominated into Euro in the denomination of Euro 0.01 with Authorised Holdings equal to the Authorised Holdings in sterling, converted into Euro at the rate for conversion of such currency into Euro established by the Council of the European Union pursuant to the Treaty (including compliance with rules relating to rounding in accordance with European Community regulations); provided, however, that, if the Issuer determines, with the agreement of the Trustee, that market practice in respect of the redenomination into Euro 0.01 of internationally offered securities is different from that specified above, such provisions shall be deemed to be amended so as to comply with such market practice and the Issuer shall promptly notify the Bondholders, each listing authority, stock exchange and/or quotation system (if any) by which the Bonds have then been admitted to listing, trading and/or quotation and the Paying Agents, Registrar and any Transfer Agents of such deemed amendments; and

(2)	all payments in respect of the Bonds (other than, unless the Redenomination Date is on or after such date as sterling ceases to be a sub-division of the Euro, payments of interest in respect of periods commencing before the Redenomination Date) will be made solely by Euro cheque drawn on, or by credit or transfer to a Euro account (or other account to which Euro may be credited or transferred) maintained by the payee with, a bank in a country in a city in which banks have access to the TARGET System.

Following redenomination of the Bonds pursuant to this Condition, the amount of interest due in respect of the Bonds will be calculated by reference to the aggregate principal amount of the Bonds held by each relevant Holder.

18.	OVERRIDING PROVISION

Nothing in these Conditions shall prevent the Company and its Restricted Subsidiaries from complying, and the Company and the Restricted Subsidiaries shall comply, with any undertakings required by, and directions of, any of:

(1)	H.M. Nuclear Installations Inspectorate;

(2)	the Environment Agency;

(3)	the Office for Civil Nuclear Security;

(4)	the Health and Safety Executive;

(5)	the Scottish Environment Protection Agency; and

(6)	the Office of Gas and Electricity Markets or the Gas and Electricity Markets Authority,

or, in each case, any successor thereto, provided, in the case of (2), (3), (4), (5) and (6) above, that where such compliance, but for this provision, would have resulted in a breach of any material provision of these Conditions or the Trust Deed, two directors and the Chief Executive Officer of the Company provide the Trustee with an Officer’s Certificate stating that such Person had no reasonable alternative but to comply with such material undertakings or directions in (but for the operation of this clause) breach of such provision of these Conditions or the Trust Deed, and each such Person shall comply with any other mandatory provisions of law or regulation, notwithstanding any other provision

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS—(Continued)

hereof. Nothing in this overriding provision shall prevent a failure to pay any amount due under the Bonds from constituting an Event of Default.

19.	GOVERNING LAW

The Trust Deed, the Bonds and any Guarantee will be governed by, and construed in accordance with, the laws of England and Wales, without giving effect to the conflicts of law principles thereof.

20.	CONSENT TO JURISDICTION AND SERVICE

Each Guarantor incorporated outside England and Wales has appointed BEG as its agent for the service of process in any suit, action or proceeding with respect to the Trust Deed, the Bonds or the Guarantee and for actions brought under the laws of England and Wales, and will submit to such jurisdiction.

21.	CERTAIN DEFINITIONS

“Accelerated Decommissioning Payment” has the meaning set out in the Contribution Agreement;

“Acquired Indebtedness” means Financial Indebtedness of a Person:

(1)	existing at the time such Person becomes a Restricted Subsidiary; or

(2)	assumed in connection with the acquisition of assets from such Person,

in each case, other than Financial Indebtedness incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary or such acquisition, as the case may be. Acquired Indebtedness shall be deemed to be incurred on the date of the related acquisition of assets from any Person or the date the acquired Person becomes a Restricted Subsidiary, as the case may be;

“Additional Amounts” has the meaning set out under “Taxation”;

“Adjusted Treasury Rate” means, with respect to any Repayment Date for a Bond, the rate per annum equal to the sum of: (i) the quarterly equivalent yield to maturity of the Comparable Treasury Issue assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date; plus (ii) 0.5 per cent.;

“Affiliate” means, with respect to any specified Person: (1) any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person, (2) any other Person that owns, directly or indirectly, 5 per cent. or more of any class or series of such specified Person’s (or any of such Person’s direct or indirect parent’s) Capital Stock or any officer or director of any such specified Person or other Person or, with respect to any natural Person, any Person having a relationship with such Person by blood, marriage or adoption not more remote than first cousin; or (3) any other Person 5 per cent. or more of the Voting Shares of which is beneficially owned or held directly or indirectly by such specified Person. For the purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have meanings correlative to the foregoing;

“Amortisation Schedule” means the schedule setting out the dates for repayment of the principal of the Bonds set out at the end of the Description of the Bonds;

“Appointed Accountants” has the meaning set out under “Certain Covenants—Limitation on Financial Indebtedness”;

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS—(Continued)

“Ascertained Security Value” has the meaning set out in the EPL Intercreditor Agreement;

“Asset Break Option” has the meaning given to “Break Option” in the Asset Option Agreement;

“Asset Enforcement Option” has the meaning given to “Enforcement Option” in the Asset Option Agreement;

“Asset Options” means the Asset Break Option and the Asset Enforcement Option;

“Asset Option Agreement” means the asset option agreement to be entered into between EPL, BEPET and Barclays Bank PLC on or about the Restructuring Date;

“Asset Sale” means any sale, issuance, conveyance, transfer, lease or other disposition (including, without limitation, by way of merger, consolidation or sale and leaseback transaction), directly or indirectly, in one or a series of related transactions, of:

(1)	any Capital Stock of any Restricted Subsidiary;

(2)	all or substantially all of the properties and assets of any division or line of business of the Company, the Issuer or any Restricted Subsidiary; or

(3)	any other properties or assets of the Company, the Issuer or any Restricted Subsidiary other than in the ordinary course of business;

For the purposes of this definition, the term “Asset Sale” shall not include any transfer of properties and assets:

(1)	that is governed by the provisions described under the “Consolidation, merger, sale of assets” covenant;

(2)	that is by the Company to any wholly owned Restricted Subsidiary, or by any Restricted Subsidiary to the Company or any other wholly owned Restricted Subsidiary;

(3)	that would be within the definition of a “Restricted Payment” under the Limitation on Restricted Payments covenant and would be permitted to be made as a Restricted Payment (and shall be deemed a Restricted Payment) under such covenant; or

(4)	that is of obsolete equipment in the ordinary course of business;

“Authorised Holding” has the meaning set out under “Maturity, principal and interest”;

“Balancing and Settlement Code” or “BSC” means the Balancing and Settlement Code in force from time to time or any successor to it;

“BEG” means British Energy Generation Limited;

“BEG UK” means British Energy Generation (U.K.) Limited;

“BEPET” means British Energy Power and Energy Trading Limited;

“BETS” means British Energy Trading Services Limited;

“BNFL” means British Nuclear Fuels plc;

“BNFL Agreements” [has the meaning ascribed thereto in the Creditor Restructuring Agreement] or [means the agreements listed in the definitions of “BNFL Back-end Agreements” and “BNFL Front-end Agreements” in the Creditor Restructuring Agreement, as the same may be amended, supplemented and/or restated (subject to compliance with Condition 8.6 (Limitation on transactions with BNFL) from time to time](1);

(1)	Applicable only if approved by Consenting Creditors prior to the Issue Date of the New Bonds.

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS—(Continued)

“Bond Certificate” means the certificate issued to a Bondholder evidencing its entitlement to Bonds;

“Bondholder” means the person in whose name a Bond is for the time being registered in the Register or, as applicable, the CTA Register (or, in the case of a joint holding, the first named thereof) and “Holder” shall be construed accordingly;

“Bondholders’ Direction” has the meaning given to it in Condition 9 “Events of Default”;

“Bonds” means the £700,000,000 7% Guaranteed Bonds due 2005-2022 of the Issuer;

“British Energy Group” means the Company and each of its direct or indirect Subsidiaries;

“Capital Lease Obligations” of any Person means any obligation of such Person and its Restricted Subsidiaries on a consolidated basis under any capital lease of (or other agreement conveying the right to use) real or personal property which, in accordance with US GAAP, is required to be recorded as a capitalised lease obligation;

“Capital Stock” of any Person means:

(1)	any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of common stock and preferred stock of such Person whether outstanding at or issued after the Issue Date;

(2)	any and all partnership interests whether general or limited or other equity or ownership interests of such Person; and

(3)	limited liability company interests, any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distribution of assets of, the issuing Person, including any preferred stock, and any rights (other than debt securities convertible into Capital Stock), warrants or options exchangeable for or convertible into such Capital Stock;

“Cash Equivalents” means investments in sterling demand or time deposits, certificates of deposit and short term debt obligations (including commercial paper), synthetic sterling deposits and shares in money market liquidity funds, provided that in all cases such Investments have a maturity of not longer than six months from the date of their acquisition subject to meeting the following credit criteria: (1) money market funds authorised as an Undertaking for Collective Investment in Transferable Securities (UCITS) and with a minimum credit rating of AAA or equivalent from any two Rating Agencies (or, in the case of shares in money market liquidity funds, from any single Rating Agency); (2) all other counterparties and other specific instruments with a minimum short term credit rating of A-1 from Standard and Poor’s, or of P-1 from Moody’s or of F-1 from Fitch;

“Cash Reserves” has the meaning ascribed thereto in the Contribution Agreement;

“Change of Control” means the occurrence of one or more of the following events:

(1)	any “Person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, or any successor statute, and the rules and regulations promulgated by the SEC thereunder) other than a Permitted Holder, becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have beneficial ownership of all shares that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50 per cent. of the total outstanding voting equity of the Company;

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS—(Continued)

(2)	the replacement of a majority of the board of directors of the Company over a two year period with Persons other than the directors who constituted such board of directors at the beginning of such period and such replacement shall not have been approved by a vote of at least a majority of such board of directors then in office who either were members of such board of directors at the beginning of such period or whose election as a member of such board of directors was so approved;

(3)	the Company consolidates with or merges with or into any Person or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any Person, or any Person consolidates with or merges into or with the Company, in any such event pursuant to a transaction in which the outstanding voting equity of the Company is converted into or exchanged for cash, securities or other property, other than any such transaction where:

(a)	the outstanding voting equity of the Company is changed into or exchanged for:

(i)	voting equity of the surviving or transferee corporation which is not a redeemable equity interest; or

(ii)	cash, securities and other property (other than equity interests of the surviving or transferee corporation) in an amount which could be paid by the Company as a Restricted Payment (and such amount shall be treated as a Restricted Payment subject to the provisions of such paragraph); and

(b)	immediately after such transaction, no “Person” or “group” (as defined in Rules 13d-3 and 13d-5 under such Act, except that a Person shall be deemed to have beneficial ownership of all securities that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time) becomes the beneficial owner, directly or indirectly, of more than 50 per cent. of the total outstanding voting equity of the surviving or transferee corporation; or

(4)	the Company or any Guarantor is liquidated or dissolved or adopts a plan of liquidation or dissolution other than in a transaction which complies with the “Consolidation, merger, sale of assets” covenant and the “Conduct of business” covenant;

“Collateral Basket” has the meaning set out in clause 13 of the definition of “Permitted Financial Indebtedness” under “Certain covenants—Limitation on Financial Indebtedness”);

“Commission Undertaking Deed” means the deed dated 8 October 2004 between the Secretary of State and British Energy plc for the purpose of implementing certain undertakings given by the Government of the United Kingdom to the Commission of the European Communities for the purpose of the Restructuring;

“Commodity Price Protection Agreement” means any forward contract, commodity swap, commodity option or other similar financial agreement or arrangement (excluding, for the avoidance of doubt, any Trading Arrangement) relating to, or the value of which is dependent upon, fluctuations in commodity prices;

“Company” means British Energy Group plc, a company incorporated with limited liability in Scotland;

“Comparable Treasury Issue” means a benchmark UK gilt selected by an independent investment banking firm in London (selected by the Issuer and approved by the Trustee)

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS—(Continued)

with a maturity comparable to the weighted average life of the Bonds, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities, denominated in sterling of comparable maturity to the average life of the Bonds;

“Comparable Treasury Price” means with respect to any Repayment Date and any Bonds, the average of the bid and ask price for the Comparable Treasury Issue for such Bonds (expressed in each case as a percentage of its principal amount) at 11.00 a.m. (London time) on the third London Business Day before the Repayment Date;

“Conditions” means the terms and conditions of the Bonds in the form or substantially in the form set out in Schedule 5 (Terms and Conditions of the Bonds) of the Trust Deed;

“Connection and Use of System Code” means the connection and use of system code as in force from time to time or any successor to it;

“Consolidated Fixed Charge Coverage Ratio” of any Person means, for any period, the ratio of:

(1)	the sum of (i) Consolidated Net Income (Loss) before dividends, and in each case to the extent deducted in computing Consolidated Net Income before dividends for such period, (ii) Consolidated Interest Expense, (iii) Consolidated Income Tax Expense, (iv) the charges in respect of the Decommissioning Payments and the NLF Payments (each as defined in the Contribution Agreement) in accordance with the provisions of the Contribution Agreement, (v) the charges and credits in respect of revalorisation of nuclear liabilities and the Secretary of State indemnity in the NLFA and the charges in respect of incremental liabilities in respect thereof, (vi) depreciation, amortisation, unburnt front-end fuel provisions, (vii) stock obsolescence charges and (viii) exceptional charges relating to station closure and all other non-cash charges less non-cash income, all determined in accordance with UK GAAP; and

(2)	the sum of Consolidated Fixed Charges for such period and cash and non-cash dividends paid on any Disqualified Capital Stock or Preferred Stock of such Person and its Restricted Subsidiaries during such period, which is held by Persons other than the Company or a Restricted Subsidiary, in each case after giving pro forma effect (as calculated in accordance with Article 11 of Regulation S-X under the Securities Act or any successor provision) to:

(i)	the incurrence of the Financial Indebtedness giving rise to the need to make such calculation and (if applicable) the application of the net proceeds therefrom, including to refinance other Financial Indebtedness, as if such Financial Indebtedness was incurred, and the application of such proceeds occurred, on the first day of such period;

(ii)	the incurrence, repayment or retirement of any other Financial Indebtedness by the Company and its Restricted Subsidiaries since the first day of such period as if such Financial Indebtedness was incurred, repaid or retired at the beginning of such period (except that, in making such computation, the amount of Financial Indebtedness under any revolving credit facility shall be computed based upon the average daily balance of such Financial Indebtedness during such period);

(iii)	in the case of Acquired Indebtedness or any acquisition occurring at the time of the incurrence of such Financial Indebtedness, the related acquisition, assuming such acquisition had been consummated on the first day of such period; and

(iv)	any acquisition or disposition by the Company and its Restricted Subsidiaries of any company or any business or any assets out of the ordinary course of business,

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS—(Continued)

whether by merger, stock purchase or sale or asset purchase or sale, or any related repayment of Financial Indebtedness, in each case since the first day of such period, assuming such acquisition or disposition had been consummated on the first day of such period;

provided that

(A)	in making such computation, the Consolidated Interest Expense attributable to interest on any Financial Indebtedness computed on a pro forma basis and (i) bearing a floating interest rate shall be computed as if the rate in effect on the date of computation had been the applicable rate for the entire period and (ii) which was not outstanding during the period for which the computation is being made but which bears, at the option of such Person, a fixed or floating rate of interest, shall be computed by applying at the option of such Person either the fixed or floating rate; and

(B)	in making such computation, the Consolidated Interest Expense of such Person attributable to interest on any Financial Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Financial Indebtedness during the applicable period;

“Consolidated Fixed Charges” of any Person means, without duplication, for any period, the sum of:

(1)	“Consolidated Interest Expense” of any Person meaning, without duplication, for any period, the sum of:

(a)	the interest expense of such Person and its Restricted Subsidiaries for such period, on a Consolidated basis, including, without limitation:

(i)	amortisation of debt discount;

(ii)	the net costs associated with Interest Rate Agreements, Currency Hedging Agreements and Commodity Price Protection Agreements;

(iii)	the interest portion of any deferred payment obligations;

(iv)	all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers acceptance financing; and

(v)	accrued interest; plus

(b)

(i)	the interest component of the Capital Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period; and

(ii)	all capitalised interest of such Person and its Restricted Subsidiaries; plus

(c)	the interest expense under any Guaranteed Debt of such Person and any Restricted Subsidiary to the extent not included under sub clause (a)(ii) above, whether or not paid by such Person or its Restricted Subsidiaries; less

(d)	accrued interest income received from cash and short term investments;

(2)	the scheduled payments of principal under Financial Indebtedness of the Company and its Restricted Subsidiaries; plus

(3)	any Decommissioning Payment (as defined in the Contribution Agreement) made in that period;

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS—(Continued)

“Consolidated Income Tax Expense” of any Person means, for any period, the provision for UK and foreign income taxes of such Person and its Consolidated Restricted Subsidiaries for such period as determined in accordance with UK GAAP;

“Consolidated Interest Expense” has the meaning set out in the definition of “Consolidated Fixed Charges”;

“Consolidated Net Income” of any Person means, for any period, the Consolidated net income/(loss) of such Person and its Restricted Subsidiaries for such period on a Consolidated basis as determined in accordance with UK GAAP, adjusted, to the extent included in calculating such net income/(loss), by excluding, without duplication:

(1)	all extraordinary gains or losses net of taxes (less all fees and expenses relating thereto);

(2)	the portion of net income/(loss) of such Person and its Restricted Subsidiaries on a Consolidated basis attributable to minority interests in unconsolidated Persons or Unrestricted Subsidiaries to the extent that cash dividends or distributions have not actually been received by such Person or one of its Consolidated Restricted Subsidiaries;

(3)	net income/(loss) of any Person combined with such Person or any of its Restricted Subsidiaries on a “pooling of interests” basis attributable to any period prior to the date of combination;

(4)	any gain or loss, net of taxes, realized upon the termination of any employee pension benefit plan;

(5)	gains or losses, net of taxes (less all fees and expenses relating thereto), in respect of dispositions of assets other than in the ordinary course of business;

(6)	the net income of any Restricted Subsidiary (other than BETS) to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is not at the time permitted, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

(7)	any restoration to net income of any contingency reserve, except to the extent provision for such reserve was made out of income accrued at any time following the date of the Trust Deed; or

(8)	any net gain arising from the acquisition of any securities or extinguishment, under Relevant GAAP, of any Financial Indebtedness of such Person;

“Consolidated Net Worth” means the total of the amounts shown on the balance sheet of the Company and its Consolidated Restricted Subsidiaries determined on a Consolidated basis in accordance with Relevant GAAP as of the end of the most recent fiscal quarter of the Company ending at least 45 days prior to the taking of the action for the purpose of which the determination is being made, as the sum of:

(1)	the par or stated value of all outstanding Capital Stock of the Company; plus

(2)	sums paid in capital and surplus relating to such Capital Stock; plus

(3)	any retained earnings or earnings surplus,

less (A) any accumulated deficit and (B) any amounts attributable to Disqualified Capital Stock;

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS—(Continued)

“Consolidation” means, with respect to any Person, the consolidation of the accounts of such Person and each of its Subsidiaries if and to the extent the accounts of such Person and each of its Subsidiaries would normally be consolidated with those of such Person, all in accordance with Relevant GAAP, and the term “Consolidated” shall have a similar meaning;

“Contribution Agreement” means the agreement between the Company, the Issuer, the NLF, the Secretary of State for Trade and Industry, BEG and BEG UK to be entered into on or about the Restructuring Date;

“Conversion Date” means the end of the first financial quarter following the date on which the Proposed US GAAP Ratio or, as the case may be, the Determined US GAAP Ratio is in effect;

“Covenant Defeasance” has the meaning set out under “Legal Defeasance or Covenant Defeasance”;

“Creditor Restructuring Agreement” means the restructuring agreement dated 30 September 2003, between British Energy plc, the Companies (defined therein), the Consenting Creditors (defined therein), the Royal Bank of Scotland plc, British Nuclear Fuels plc and the Consenting Bondholders (defined therein);

“CTA” means the capacity and tolling agreement to be entered into between BEPET and EPL on or about the Restructuring Date;

"CTA Bonds" means the £150,000,000 of the Bonds represented by the CTA Global Bond;

“CTA Documentation” means the EPL Credit Agreement, the Eggborough Security, the CTA, the Asset Option Agreement, the Share Option Agreement, the EPL Intercreditor Agreement, the EPL Accounts Agreement, the First Intercompany Loan, the Second Intercompany Loan, the First Security Assignment, the Second Security Assignment and any other documentation relating to the Eggborough Plant to be entered into, or in effect, on the Restructuring Date and referred to in, or permitted under, the aforementioned documents;

“CTA Global Bond” has the meaning set out under “Introduction” above;

"CTA Register" means the register of Holders of CTA Bonds which is maintained by the Registrar at its Specified Office;

“Currency Hedging Agreements” means, in respect of a Person, one or more of the following agreements which shall be entered into by such Person and one or more financial institutions: foreign exchange contracts, currency swap agreements or other similar agreements or arrangements designed to protect against the fluctuations in currency values;

"Declaration of Acceleration" has the meaning given to it in Condition 9 “Events of Default”;

“Decommissioning Default Payment Debenture” means the debenture executed by the Company, the Issuer, British Energy plc and certain other group companies in favour of the NLF dated on or about the Restructuring Date;

“Decommissioning Payments” has the meaning ascribed thereto in the Contribution Agreement;

“Defeasance Decommissioning Deposit” has the meaning set out under Condition 3.8 “Defeasance decommissioning deposit”;

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS—(Continued)

“Designation” has the meaning set out under Condition 8.13 “Limitation on Unrestricted Subsidiaries”;

“Designation Amount” has the meaning set out under Condition 8.13 “Limitation on Unrestricted Subsidiaries”;

“Determined US GAAP Ratio” has the meaning set out under Condition 8.1 “Limitation on Financial Indebtedness”;

"Disposal Authorisation" has the meaning set out in the definition of "Restructuring Event";

“Disqualified Capital Stock” means any Capital Stock of a Person or a Restricted Subsidiary thereof which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable solely at the option of the holder thereof, on or prior to the maturity date of the Bonds, for cash or securities constituting Financial Indebtedness; provided, however, that Preferred Stock of a Person or any Restricted Subsidiary thereof that is issued with the benefit of provisions requiring a change of control offer or an asset sale offer to be made for such Preferred Stock in the event of a change of control of or sale of assets by such Person or Restricted Subsidiary, which provisions have substantially the same effect as the provisions of these Conditions described in Condition 3.4 “Purchase of Bonds upon a Change of Control or a Restructuring Event” and Condition 8.8 “Limitation on sale of certain assets”, shall not be deemed to be Disqualified Capital Stock solely by virtue of such provisions so long as such provisions provide that such Person or Restricted Subsidiary may not repurchase or redeem such Capital Stock prior to any repurchase of the Bonds required by these Conditions;

“Dividend” has the meaning set out under Condition 8.2 “Limitation on Restricted Payments”;

“EBIT” means profits before interest and tax expense;

“EC Treaty” means the Treaty establishing the European Community, as amended;

“Eggborough Break Option” means any of the Asset Options or the Share Options;

“Eggborough Lenders” means the persons identified as the “Banks” in the EPL Credit Agreement;

“Eggborough Plant” means the coal-fired power station located at Eggborough, Yorkshire;

“Eggborough Security” means the Security Interests created under the Eggborough Security Documents;

“Eggborough Security Documents” has the meaning given to “Security Documents” in the EPL Credit Agreement;

“Eggborough Subsidiaries” means EPL and EPHL;

“Electricity Generation Licence” means a licence to generate electricity issued pursuant to section 6(1)(a) of the Electricity Act 1989 (or any successor);

“Electricity Supply Licence” means a licence to supply electricity issued pursuant to section 6(1)(d) of the Electricity Act 1989 (or any successor);

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS—(Continued)

“Enforcement Direction” has the meaning set out under Condition 9 “Events of Default”;

“EPHL” means Eggborough Power (Holdings) Limited;

“EPL” means Eggborough Power Limited;

“EPL Accounts Agreement” means the accounts agreement dated on or about the Restructuring Date between EPL and Barclays Bank PLC (in its capacities as account bank and agent thereunder);

“EPL Credit Agreement” means the credit agreement originally dated 13 July 2000 as amended and restated by an amendment and restatement deed dated on or about the Restructuring Date between, inter alios, EPL, the EPL Security Trustee and the Eggborough Lenders;

“EPL Intercreditor Agreement” means the intercreditor deed originally dated 8 September 2000 as amended and restated on 5 February 2001 and as further amended and restated by an amendment and restatement deed dated on or about the Restructuring Date between, inter alios; EPL, the EPL Security Trustee and the Eggborough Lenders;

“EPL Security Trustee” means the person identified as the “Security Trustee” in the EPL Credit Agreement;

“Euro” means the lawful currency of the member states of the European Union that adopt the single currency in accordance with the EC Treaty;

“European Union Greenhouse Gas Emissions Trading Scheme” means a scheme introduced pursuant to EU directive 2003/87/EC establishing a scheme for greenhouse gas emission allowance trading within the Community;

“Event of Default” means any of the events specified under Condition 9 “Event of Default”;

“Excess Proceeds” has the meaning set out under Condition 8.8 “Limitation on sale of certain assets”;

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“Executive Officers” has the meaning set out under Condition 8.16 “SEC reports; other information”;

“Extraordinary Resolution” means a resolution passed at a meeting of Bondholders (whether originally convened or resumed following an adjournment) duly convened and held in accordance with the provisions of the Trust Deed by a majority of not less than three quarters of the votes cast;

“Fair Market Value” means, with respect to any asset or property, the price that could be negotiated in an arm’s length, free market transaction, for cash, between a willing seller and a willing buyer, neither of whom is under pressure or compulsion to complete the transaction. Unless otherwise specified in the Trust Deed, Fair Market Value shall be determined by the Company acting in good faith, whose determination shall be conclusive (such determination shall be evidenced by an Officer’s Certificate if in excess of £2m and also by a resolution of the board of directors of the Company, delivered to the Trustee if such Fair Market Value exceeds £5m);

“Finance Documents” has the same meaning as given to it in the EPL Credit Agreement;

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS—(Continued)

“Financial Indebtedness” means, with respect to any Person, without duplication:

(1)	all indebtedness of such Person for borrowed money or for the deferred purchase price of property or services, excluding (i) any trade payables and other accrued current liabilities arising in the ordinary course of business and (ii) such liabilities arising under the BNFL Agreements and the Contribution Agreement, but including, without limitation, all obligations, contingent or otherwise, of such Person in connection with any letters of credit issued under letter of credit facilities, acceptance facilities or other similar facilities;

(2)	all obligations of such Person evidenced by bonds, notes, debentures or other similar instruments;

(3)	all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), but excluding trade payables arising in the ordinary course of business;

(4)	all obligations under Interest Rate Agreements or Currency Hedging Agreements of such Person;

(5)	all Capital Lease Obligations of such Person;

(6)	all Financial Indebtedness referred to in clauses (1) to (5) above of other Persons and all dividends of other Persons, the payment of which is secured by (or for which the holder of such Financial Indebtedness has an existing right, contingent or otherwise, to be secured by) any property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Financial Indebtedness;

(7)	all Guaranteed Debt of such Person;

(8)	all Disqualified Capital Stock issued by such Person valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued and unpaid dividends;

(9)	preferred stock of any Restricted Subsidiary;

(10)	any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution; and

(11)	any amendment, supplement, modification, deferral, renewal, extension, refunding or refinancing of any liability of the types referred to in clauses (1) to (10) above.

For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Financial Indebtedness shall be required to be determined pursuant to the Trust Deed or these Conditions, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such fair market value to be determined in good faith by the board of directors of the issuer of such Disqualified Capital Stock;

“First Intercompany Loan” means the intercompany loan between the Issuer as lender and EPHL as borrower dated on or about the Restructuring Date;

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS—(Continued)

“First Security Assignment” means the security assignment between EPHL as assignor and the Issuer as assignee dated on or about the Restructuring Date;

“Floating UK GAAP” means generally accepted accounting principles applicable to listed companies in the United Kingdom including Financial Reporting Standards and Statements of Standard Accounting Practices issued by the Accounting Standards Board Limited or, if applicable, International Financial Reporting Standards issued by the International Accounting Standards Board and International Accounting Standards issued by the International Accounting Standards Committee and adopted by the International Accounting Standards Board;

“Floating US GAAP” means generally accepted accounting principles applicable in the United States of America from time to time;

“FSA” means the United Kingdom Financial Services Authority;

“Gas Shipper’s Licence” means a licence to arrange for the transportation of gas issued pursuant to section 7A(2) of the Gas Act 1986 (or any successor);
“Government Option Agreement” means the option agreement between the Secretary of State for Trade and Industry, BEG UK, BEG, the Company and the Issuer to be entered into on or about the Restructuring Date;

“Government Restructuring Agreement” means the government restructuring agreement dated 1 October 2003 between British Energy plc, BEG UK, BEG, the NLF, the Trustees (as defined therein) and the Other British Energy Parties (as defined therein);

“Government Securities” means unconditional and direct obligations of, obligations fully guaranteed by, or participations in pools consisting solely of obligations of or obligations guaranteed by, the United Kingdom or, if the United Kingdom joins the single currency, of any country of the European Union that uses the Euro as its currency and participated in the third stage of the European economic and monetary union and which are not callable or redeemable prior to stated maturity at the option of the issuer thereof;

“Grid Code” means the code prepared by the National Grid Company Plc pursuant to its transmission licence relating to the National Grid as amended or supplemented from time to time, or any successor to it;

“Guarantee” has the meaning set out under Condition 2 “Guarantee”;

“Guaranteed Debt” of any Person means, without duplication, all Financial Indebtedness of any other Person referred to in the definition of Financial Indebtedness above guaranteed directly or indirectly in any manner by such Person, or in effect guaranteed directly or indirectly by such Person through an agreement:

(1)	to pay or purchase such Financial Indebtedness or to advance or supply funds for the payment or purchase of such Financial Indebtedness;

(2)	to purchase, sell or lease (as lessee or lessor) property, or to purchase or sell services, primarily for the purpose of enabling the debtor to make payment of such Financial Indebtedness or to assure the holder of such Financial Indebtedness against loss;

(3)	to supply funds to, or in any other manner invest in, the debtor (including any agreement to pay for property or services without requiring that such property be received or such services be rendered);

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS—(Continued)

(4)	to maintain working capital or equity capital of the debtor, or otherwise to maintain the net worth, solvency or other financial condition of the debtor or to cause such debtor to achieve certain levels of financial performance; or

(5)	otherwise to assure a creditor against loss,

provided that the term “guarantee” shall not include endorsements for collection or deposit, in either case in the ordinary course of business;

“Guarantors” means British Energy plc, BEG, BEG UK, British Energy International Holdings Limited, BEPET, District Energy Limited, the Company, British Energy Treasury Finance Limited and any other company which accedes as a guarantor in accordance with these Conditions, and “Guarantor” means any of them;

“HLFA” means the historic liabilities funding agreement between the Secretary of State for Trade and Industry, BEG, BEG UK, the Company and the Issuer to be entered into on or about the Restructuring Date;

“Holder” has the meaning set out under “Bondholder” above;

“Hunterston Standard Security” means the Scottish law security document to be executed on or about the Restructuring Date granted by BEG UK in favour of the NLF creating security over the BEG UK’s power station at Hunterston, Scotland;

“Independent Accountants” has the meaning set out under Condition 8.1 “Limitation on Financial Indebtedness”;

“Interest Payment Date” means 31 March, 30 June, 30 September and 31 December in each year;

“Interest Rate Agreements” means, in respect of a Person, one or more of the following agreements which shall be entered into by such Person and one or more financial institutions: interest rate protection agreements (including, without limitation, interest rate swaps, caps, floors, collars and similar agreements) and/or other types of interest rate hedging agreements from time to time;

“Investment” by any Person means any direct or indirect loan, advance or other extension of credit or capital contribution, by means of the transfer of cash or other property to others or payment for property or services for the account or use of others, or otherwise, or the purchase or acquisition of Capital Stock, Bonds, other bonds, notes or debentures or other securities or evidence of Financial Indebtedness issued by any other Person, including, without limitation, any payment on a guarantee or any obligation of the other Person, provided, for the avoidance of doubt, that any payments under the Nuclear Guarantee shall not be deemed to be an Investment;

“Investment Grade” means “BBB-” or better (in the case of Standard & Poor’s or Fitch) and Baa3 or better (in the case of Moody’s);

“Issue Date” means the date of issue of the Bonds, as specified in the Trust Deed and on each Bond Certificate;

“Issuer” means British Energy Holdings plc, a company incorporated with limited liability in Scotland;

“Legal Defeasance” has the meaning set out under Condition 10 “Legal Defeasance or Covenant Defeasance”;

“Licence” has the meaning set out in the definition of “Restructuring Event”;

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS—(Continued)

“London Business Day” means a day on which commercial banks are open for business in London;

“Make Whole Amount” means in respect of any Repayment Date an amount calculated no earlier than three London Business Days prior to the Repayment Date, equal to the sum of the present values of the remaining scheduled payments of principal and interest after the redemption date discounted to the date of redemption on a quarterly basis (assuming a 360 day year consisting of twelve 30-day months) at the Adjusted Treasury Rate as determined by an independent investment banking firm in London (selected by the Issuer and approved by the Trustee) using a standard market convention;

“Material Subsidiary” means each Subsidiary of the Company whose consolidated gross assets, turnover or EBIT is 5 per cent. or more of the consolidated gross assets, turnover or EBIT, respectively, of the Company and its Subsidiaries (in each case excluding all assets relating to amounts receivable under the Nuclear Liabilities Documentation); provided that for this purpose the Eggborough Subsidiaries shall not be deemed to be Material Subsidiaries unless either (a) EPL shall have ceased to own the Eggborough Plant, (b) EPHL shall have ceased to own the shares in EPL in which case such Subsidiary, if it is still in the British Energy Group, shall become a Material Subsidiary or (c) the Eggborough Security is released in accordance with its terms (subject to satisfaction of the foregoing tests); provided that no company shall become a Material Subsidiary if the Company has given notice to the Trustee that liquidation proceedings have been commenced in respect of such company and such liquidation proceedings are being pursued with reasonable diligence.

While the Eggborough Subsidiaries are not Material Subsidiaries as a result of the first proviso to this definition of “Material Subsidiary”, all assets, turnover and EBIT of the Eggborough Subsidiaries shall be excluded in determining the Material Subsidiaries of the Company;

“Maturity Date” means the Interest Payment Date falling in March 2022;

“MD&A” has the meaning set out under Condition 8.16 “SEC reports; other information”;

“Negative Rating Event” shall be deemed to have occurred (a) if the Issuer does not, either prior to or no later than 28 days after the earlier of (i) the date of receipt by the Trustee of a Restructuring Certification in respect of the relevant Restructuring Event, or (ii) the lapse of 90 days after the Restructuring Event without receipt by the Trustee of such a Restructuring Certification in relation thereto, seek, and thereafter use all reasonable endeavours to obtain, a rating of the Bonds or any other unsecured and unsubordinated Relevant Indebtedness of the Issuer (or of any Subsidiary of the Issuer and which is guaranteed on an unsecured and unsubordinated basis by the Issuer) having an initial maturity of five years or more from a Rating Agency or (b) if it does so seek and use such endeavours, it is unable, as a result of such Restructuring Event, to obtain such a rating equivalent to, or better than, the rating assigned to the Bonds on issue;

“Nirex Option Agreement” means the nirex option agreement between the Secretary of State, BEG, BEG UK and the Company to be entered into on or about the Restructuring Date[, or any other alternative sale and purchase agreement (to be agreed with, among others, the Secretary of State) pursuant to which BEG and BEG UK may transfer its interests in United Kingdom Nirex Limited to another person in connection with the restructuring of United Kingdom Nirex Limited announced by the Government on 21 July 2004](1);

(1)	Applicable only if approved by Consenting Creditors prior to the Issue Date of the New Bonds.

“NLF” means the Nuclear Generation Decommissioning Fund Limited (to be renamed Nuclear Liabilities Fund Limited)[, or any successor Government entity permitted under the Contribution Agreement or the NLFA](1);

(1)	Applicable only if approved by Consenting Creditors prior to the Issue Date of the New Bonds.

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS—(Continued)

“NLFA” means the nuclear liabilities funding agreement between the Secretary of State, the NLF, BEG UK, BEG, the Company and the Issuer to be entered into on or about the Restructuring Date;

“NLF Purchase Options” means the Nirex Option Agreement and the Government Option Agreement;

“NLF Payment Percentage” has the meaning set out in the Contribution Agreement;

“Non-Dividend Restricted Payment” has the meaning set out under Condition 8.2 “Limitation on Restricted Payments”;

“Notice of Rescission and Annulment” means a notice by the Trustee to the Issuer declaring that, pursuant to a Written Resolution of Bondholders, a Declaration of Acceleration made pursuant to Condition 9 (Events of Default) is rescinded and annulled;

“Nuclear Guarantee” means the guarantee and indemnity between BEG UK, BEG, the Company, the Issuer, the NLF, the Secretary of State for Trade and Industry and the Guarantors (as defined therein) to be entered into on or about the Restructuring Date;

“Nuclear Liabilities Documentation” means the Contribution Agreement, the Government Restructuring Agreement, the NLFA, the HLFA, the Government Option Agreement, the Nirex Option Agreement, the Nuclear Guarantee, the Decommissioning Default Payment Debenture, the Commission Undertaking Deed, the Torness Standard Security and the Hunterston Standard Security;

“Officer’s Certificate” means a certificate signed by two directors, or by a director and the company secretary, of the entity issuing the certificate or, if so agreed by the recipient of the certificate, by another person or persons duly authorised by such entity to issue such certificate;

“Pari Passu Indebtedness” has the meaning set out under Condition 8.8 “Limitation on sale of certain assets”;

“Participating Member State” means a member state of the European Union which adopts the Euro as its lawful currency in accordance with the Treaty;

“Paying Agency Agreement” means the paying agency agreement entered into by the Issuer, the Guarantors, the Trustee, the Registrar, the Paying Agents and the Transfer Agents dated on or about the Issue Date;

“Paying Agents” means the Principal Paying Agent and the other paying agents named in the Paying Agency Agreement together with any successor or additional paying agents appointed from time to time in connection with the Bonds under the Paying Agency Agreement and “Paying Agent” means any of them;

“Permit” has the meaning set out under Condition 8.7 “Negative pledge”;

“Permitted Business” means any business carried on by the Company, the Issuer and any Restricted Subsidiary in accordance with Condition 8.14 “Conduct of business”;

“Permitted Financial Indebtedness” has the meaning set out under Condition 8.1 “Limitation on Financial Indebtedness”;

“Permitted Hedging” has the meaning set out under “Condition 8.1—Limitation on Financial Indebtedness”;

“Permitted Holder” means any of (i) the NLF or its nominee or any permitted assignee or successor in title under the Contribution Agreement which in any such case is any of the following:

(1)	Her Majesty’s Government or any department, agency or political subdivision thereof;

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS—(Continued)

(2)	any minister or secretary of state of Her Majesty’s Government; or

(3)	any Person wholly-owned by any Person referred to in paragraph (1) or (2) above;

“Permitted Investments” has the meaning set out under Condition 8.2 “Limitation on Restricted Payments”;

“Permitted Payment” has the meaning set out under Condition 8.2 “Limitation on Restricted Payments”;

“Person(s)” means any individual, corporation, private company with limited liability, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or agency or political subdivision or any other entity;

“Potential Event of Default” means any event or circumstance specified under Condition 9 “Events of Default” which would (with the expiry of any grace periods, the giving of notice, the making of any determination under the Trust Deed or these Conditions or any combination of the foregoing) be an Event of Default;

“Preferred Stock” means, with respect to any Person, any Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over the Capital Stock of any other class in such Person (for the avoidance of doubt, the NLF Payment Percentage shall not be deemed to be Preferred Stock hereunder);

“Principal Amount Outstanding” of a Bond on any date shall be its original principal amount less the aggregate amount of all principal payments in respect of such Bond which have been paid on or prior to such date;

“Principal Paying Agent” means HSBC Bank plc in its capacity as principal paying agent in accordance with the terms of the Paying Agency Agreement or any successor appointed from time to time in connection with the Bonds under the Paying Agency Agreement;

“Proposed US GAAP Ratio” has the meaning set out under Condition 8.1 “Limitation on Financial Indebtedness”;

“Rated Securities” means the Bonds, if at any time and for so long as they shall have a rating from the Relevant Rating Agencies;

“Rating Agency” means any of (i) Standard & Poor’s Ratings Group, a division of The McGraw-Hill Companies, Inc., (“Standard & Poor’s”) (ii) Fitch Ratings Ltd. (“Fitch”) and (iii) Moody’s Investors Service Limited (“Moody’s”) or any of their respective Subsidiaries and their respective successors, (i), (ii) and (iii), together the “Rating Agencies”;

A “Rating Downgrade” shall be deemed to have occurred in respect of a Restructuring Event if the then current rating assigned to the Rated Securities by the Relevant Rating Agencies (whether provided by such Rating Agencies at the invitation of the Issuer or by its own volition) is withdrawn or reduced below Investment Grade or, if the Relevant Rating Agencies shall then already have rated the Rated Securities below Investment Grade (as described above), the rating is lowered one full rating category by the Relevant Rating Agencies, and includes any such withdrawal or reduction made following the Rating Agencies becoming aware of any actual or proposed Restructuring Event;

“Reasonable and Prudent Operator” has the same meaning as given to it in the CTA;

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS—(Continued)

“Record Date” has the meaning set out under Condition 1 “Maturity, Principal and Interest”;

“Redeemable Capital Stock” means any Capital Stock that, either by its terms or by the terms of any security into which it is convertible or exchangeable or otherwise, is or upon the happening of an event or passage of time would be, required to be redeemed prior to the final Stated Maturity of the principal of the Bonds or is redeemable at the option of the holder thereof at any time prior to such final Stated Maturity (other than upon a change of control of or sale of assets by the Issuer in circumstances where the Bondholders would have similar rights), or is convertible into or exchangeable for debt securities at any time prior to such final Stated Maturity at the option of the holder thereof;

“Redenomination Date” has the meaning set out under Condition 17 “Redenomination, Renominalisation and Reconventioning”;

“Register” means the register of Bondholders (other than Holders of CTA Bonds) which is maintained by the Registrar at its Specified Office;

“Registrar” means HSBC Private Bank (Jersey) Limited in its capacity as registrar in accordance with the terms of the Paying Agency Agreement or any successor appointed from time to time in connection with the Bonds under the Paying Agency Agreement;

“Relevant Bonds” means:

(1)	in the case of a resolution, direction or request in writing relating to a Restricted Matter (i) prior to the date on which (a) the Eggborough Subsidiaries cease to own the Eggborough Plant or the shares in EPL, or on which the Eggborough Security is released in accordance with the terms of the CTA Documentation, and (b) the proceeds of any break fee, enforcement fee or equity of redemption payable in relation to the Eggborough Security or the Eggborough Plant, as the case may be, has been paid to the Company or any Restricted Subsidiary (the “Eggborough End Date”), the Bonds excluding the Bonds represented by the CTA Global Bond; and (ii) from the Eggborough End Date, the Bonds including the Bonds represented by the CTA Global Bond provided that the holder of the CTA Global Bond may not direct the Trustee to enforce in respect of the Event of Default in respect of which the holder of the CTA Global Bond enforced the Eggborough Security or exercised an Eggborough Break Option; and

(2)	in the case of a resolution, direction or request in writing relating to any matter other than a Restricted Matter, means all of the Bonds (including the CTA Global Bond);

“Relevant GAAP” means (i) prior to the Conversion Date, UK GAAP or (ii) on or after the Conversion Date, US GAAP;

“Relevant Indebtedness” means any Financial Indebtedness which is in the form of, or represented by, any Bond, other bond, note or debenture, debenture stock, loan stock, certificate or other instrument which is, or is capable of being, listed, quoted or traded on any stock exchange or in any securities market (including, without limitation, any over-the-counter market);

“Relevant Rating Agencies” means Moody’s and one other Rating Agency;

“Renewables Obligation Certificate” means a certificate issued pursuant to an order of the kind referred to in Clause 32 of the Electricity Act 1989 (as amended);

“Repayment Date” means each date upon which the Issuer redeems all or part of the outstanding Bonds;

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS—(Continued)

“Repurchase Offer” has the meaning set out under Condition 3.4 “Purchase of Bonds upon a Change of Control or a Restructuring Event”;

“Repurchase Price” has the meaning set out under Condition 3.4 “Purchase of Bonds upon a Change of Control or a Restructuring Event”;

“Restricted Matter” means any proposal to modify the amount of principal or interest payable in respect of the Bonds or any date for such payment;

“Restricted Payment” has the meaning set out under Condition 8.2 “Limitation on Restricted Payments”;

“Restricted Subsidiary” means the Issuer and any other Subsidiary of the Company that (i) is not an Unrestricted Subsidiary on the Issue Date and (ii) has not been designated by the board of directors of the Company by a board resolution delivered to the Trustee as an Unrestricted Subsidiary pursuant to and in compliance with Condition 8.13 “Limitation on Unrestricted Subsidiaries”; provided that the Eggborough Subsidiaries shall become Restricted Subsidiaries in the circumstances described under the definition of “Material Subsidiaries”;

“Restructuring” has the meaning ascribed thereto in the Creditor Restructuring Agreement;

“Restructuring Certification” has the meaning set out under Condition 3.4 “Purchase of Bonds upon a Change of Control or a Restructuring Event;

“Restructuring Date” means the date on which the Restructuring becomes effective, as notified to Bondholders by the Issuer;

“Restructuring Event” means the occurrence of any one or more of the following events:

(a)	(i) written notice being given to the Company or any Restricted Subsidiary of revocation of a generation, supply or nuclear site licence (“Licence”) (other than following a merger of BEG and BEG UK, provided that the merged entity has a Licence) which is requisite to the conduct of the business at the relevant time or authorisation for the disposal of radioactive waste (“Disposal Authorisation”) (other than, in either case, in connection with the decommissioning of a power station or an exercise of the option under the Government Option Agreement) or (ii) the Company or any Restricted Subsidiary agreeing in writing to any revocation or surrender of a Licence or Disposal Authorisation (other than, in either case, in connection with the decommissioning of the related power station or an exercise of the option under the Government Option Agreement) or (iii) any Licence or Disposal Authorisation lapsing (other than the lapsing of a nuclear site licence or of a Disposal Authorisation as a result of a disposal on arm’s length terms of the property or assets to which such Licence or Disposal Authorisation relates or as a result of the decommissioning of the related power station or an exercise of the option under the Government Option Agreement and other than following a merger of BEG and BEG UK (provided that the merged entity has a Licence and/or Disposal Authorisation, as applicable) or (iv) any legislation (whether primary or subordinate) being enacted terminating or revoking a Licence or Disposal Authorisation, provided that:

(x)

the above shall not apply where a licence or licences or a disposal authorisation or authorisations on substantially no less favourable (in the opinion of the Trustee) terms is or are granted to the Company and/or to one or more Restricted Subsidiaries and/or to one or more wholly-owned

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS—(Continued)

Subsidiaries of the Company or a Restricted Subsidiary (and, in the case of the grant thereof to any Subsidiary of the Company or a Restricted Subsidiary, such Subsidiary (if not a Guarantor) at the time of such grant either executes in favour of the Trustee an unconditional and irrevocable guarantee in respect of the Bonds and the Trust Deed in such form as the Trustee may approve (such approval not be withheld or delayed unreasonably, having regard to the interests of the Bondholders) or becomes a primary obligor under the Bonds);

(y)	the above shall only apply, in the case of a Disposal Authorisation, if two directors of the Company have not certified in good faith to the Trustee that such event is not materially adverse to the financial condition of the Company or any Restricted Subsidiary;

(b)	any modification (other than a modification which is of a formal, minor or technical nature or which falls within (a) above) being made to the terms and conditions of a Licence or Disposal Authorisation on or after the Issue Date unless two directors of the Company have certified in good faith to the Trustee that the modified terms and conditions are not materially less favourable to the financial condition of the Company or any Restricted Subsidiary;

(c)	(A) BEG, BEPET, BETS or any other British Energy Group company which is party to the BSC from time to time being given notice of expulsion pursuant to the BSC or (B) any modification being made to the BSC or (C) any legislation (whether primary or subordinate) being enacted terminating or modifying the BSC, provided that any such termination or modification (as the case may be) is material in the context of the rights and obligations of BEG, BEPET, BETS or any other British Energy Group company which is party to the BSC from time to time under the BSC (it being acknowledged that the introduction of the proposed British Electricity Transmission and Trading Arrangements shall not constitute a material change for these purposes) and, if material, two directors of the Issuer have not certified in good faith to the Trustee that the termination or modification (as the case may be) is not materially adverse to the long term financial condition of the Company and the Restricted Subsidiaries taken as a whole;

“Restructuring Period” means:

(1)	if at the time a Restructuring Event occurs there are Rated Securities, the period of 90 days starting from and including the day on which that Restructuring Event occurs; or

(2)	if at the time a Restructuring Event occurs there are no Rated Securities, the period starting from and including the day on which that Restructuring Event occurs and ending on the day 90 days following the later of (i) the date on which the Issuer shall seek to obtain a rating pursuant to the definition of Negative Rating Event or the expiry of the 28 days referred to in the definition of Negative Rating Event, whichever is earlier, and (ii) the date of the Restructuring Event;

“Restructuring Certification” has the meaning set out under Condition 3.4 “Purchase of Bonds upon a Change of Control or a Restructuring Event”;

“Retail Prices Index” means the all items retail prices index for the United Kingdom published by the Office for National Statistics or at any future date such other index of retail prices as may have then replaced it;

“Revocation” has the meaning set out under Condition 8.13 “Limitation on Unrestricted Subsidiaries”;

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS—(Continued)

“Seasonal Basket” has the meaning set out in paragraph 13 of the definition of “Permitted Financial Indebtedness” under Condition 8.1 “Limitation on Financial Indebtedness”;

“SEC” means the United States Securities and Exchange Commission;

“Secretary of State” means the Secretary of State for Trade and Industry;

“Second Intercompany Loan” means the intercompany loan between EPHL as lender and EPL as borrower dated on or about the Restructuring Date;

“Second Security Assignment” means the security assignment between EPL as assignor and EPHL as assignee dated on or about the Restructuring Date;

“Secured Basket” has the meaning set out in paragraph 13 of the definition of “Permitted Financial Indebtedness” under Condition 8.1 “Limitation on Financial Indebtedness”;

“Securities Act” means the United States Securities Act of 1933, as amended;

“Security Interest” means any mortgage, pledge, lien, charge, assignment, hypothecation or other security interest or any other agreement or arrangement having the effect of conferring security (including without limitation any sale and leaseback), but excludes for the avoidance of doubt, but without limitation, any rights of set-off or combination of accounts arising under common law, in equity or under statute or regulation;

“Share Break Option” has the meaning given to “Break Option” in the Share Option Agreement;

“Share Enforcement Option” has the meaning given to “Enforcement Option” in the Share Option Agreement;

“Share Options” means the Share Break Option and the Share Enforcement Option;

“Share Option Agreement” means the share option agreement to be entered into between Barclays Bank PLC, EPHL, EPL and BEPET on or about the Restructuring Date;

“Share Subscription Agreement” means the share subscription deed to be entered into between EPL, EPHL, the Company, the Issuer and Barclays Bank PLC on or about the Restructuring Date;

“Significant Subsidiary” means a Subsidiary that is a “significant subsidiary” as defined in Rule 1-02(w) of Regulation S-X under the Securities Act;

“Special Share” means the special share in BEG, BEG UK, the Issuer and the Company held by the Secretary of State which gives certain rights and protections to the holder, including the right to prevent any amendment to the anti-stakebuilding provisions in the Articles of Associations of such companies;

“Specified Office” means, in relation to the Registrar or any Paying Agent or Transfer Agent, the address specified in the Paying Agency Agreement or such other address in the same city as may be notified to the Bondholders in writing from time to time;

“Stated Maturity” means, when used with respect to any Financial Indebtedness or any instalment of interest thereon, the dates specified in such Financial Indebtedness as the

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS—(Continued)

fixed date or dates on which the principal (or any instalment of principal) of such Financial Indebtedness or such instalment of interest, as the case may be, is due and payable;

“sterling” means the lawful currency for the time being of the United Kingdom;

“Subordinated Indebtedness” means indebtedness which is expressed to be subordinated to the unsubordinated indebtedness (including the Bonds) of the Issuer or a Guarantor, as applicable;

“Subsidiary” of any Person means:

(a)	a corporation more than 50 per cent. of the combined Voting Shares of which is owned, directly or indirectly, by that Person or by one or more other Subsidiaries of the Person or by the Person and one or more Subsidiaries of the Person; or

(b)	any other Person (other than a corporation) in which the Person, one or more Subsidiaries of the Person or such Person and one or more Subsidiaries of the Person, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs of the Person;

“Target Amount” has the meaning given to it in the Contribution Agreement;

“Target Reserves” means all reserves required to be maintained (or applied or invested) under the Contribution Agreement;

“TARGET System” means the Trans-European Automated Real-time Gross settlement Express Transfer system;

“Taxes” has the meaning set out under Condition 5 “Taxation”;

“Taxing Jurisdiction” has the meaning set out under Condition 3.3 “Optional redemption for taxation reasons”;

“Torness Standard Security” means the Scottish law security document to be executed on or about the Restructuring Date granted by BEG UK in favour of the NLF creating security over the BEG UK’s power station at Torness, Scotland;

“Trading Arrangement” means a transaction entered into in the ordinary course of business on arm’s length terms and in accordance with trading policies adopted in accordance with Schedule 3 of the Contribution Agreement relating to energy which is a commodity option, a commodity forward or future, commodity swap or other commodity transaction (including any grid trade or contract for differences), an energy-related environmental or renewable transaction, including, without limitation, trading in Renewables Obligation Certificates, or a transaction under an emissions trading scheme, including, without limitation, the European Union Greenhouse Gas Emissions Trading Scheme or any comparable scheme, in each case whether physically or financially settled;

“Transfer Agents” means the transfer agents named in the Paying Agency Agreement together with any successor or additional transfer agents appointed from time to time in connection with the Bonds under the Paying Agency Agreement;

“Treaty” means the treaty establishing the European Community, as amended;

“Trust Deed” means the deed so named dated on or before the Issue Date between the Issuer, the Guarantors, the Restricted Subsidiaries and the Trustee and includes any amendment or supplement thereto;

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS—(Continued)

“Trustee” means The Law Debenture Trust Corporation p.l.c. and includes all persons for the time being the trustee or trustees under the Trust Deed;

“UK GAAP” means generally accepted accounting principles applicable in the United Kingdom and approved by the Institute of Chartered Accountants of England and Wales, including Financial Reporting Standards and Statements of Standard Accounting Practices issued by the Accounting Standards Board Limited, as at 31 March 2004;

“UK GAAP Ratio” has the meaning set out under Condition 8.1 “Limitation on Financial Indebtedness”;

“UK Listing Authority” or “UKLA” means the United Kingdom Financial Services Authority (in its capacity as competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000);

“Unrestricted Subsidiary” means (i) the Eggborough Subsidiaries (until such time as they become Restricted Subsidiaries in accordance with the proviso to the definition of Restricted Subsidiary) and (ii) any Subsidiary of the Company designated as such in compliance with Condition 8.13 “Limitation on Unrestricted Subsidiaries”;

“Unrestricted Subsidiary Indebtedness” of any Unrestricted Subsidiary means Financial Indebtedness of such Unrestricted Subsidiary:

(1)	as to which none of the Company, the Issuer or any Restricted Subsidiary is directly or indirectly liable (by virtue of the Company, the Issuer or any such Restricted Subsidiary being the primary obligor on, guarantor of, or otherwise liable in any respect to, such Financial Indebtedness), except Guaranteed Debt of the Company, the Issuer or any Restricted Subsidiary relating to any Affiliate, in which case (unless the incurrence of such Guaranteed Debt resulted in a Restricted Payment at the time of incurrence) the Company shall be deemed to have made a Restricted Payment equal to the principal amount of any such Financial Indebtedness to the extent guaranteed at the time such Affiliate is designated an Unrestricted Subsidiary; and

(2)	which, upon the occurrence of a default with respect thereto, does not result in, or permit any holder of any Financial Indebtedness of the Company, the Issuer, or any Restricted Subsidiary to declare, a default on such Financial Indebtedness of the Company, the Issuer or any Subsidiary or cause the payment thereof to be accelerated or payable prior to its Stated Maturity; provided that, notwithstanding the foregoing, any Unrestricted Subsidiary may guarantee the Bonds;

“US GAAP” means generally accepted accounting principles in the United States of America as at 31 March 2004;

“Voting Shares” of any Person means shares of the Person which ordinarily have voting power for the election of directors or persons performing similar functions of such Person, whether at all times or only for so long as no senior class of securities has that voting power by reason of any contingency; and

“Written Resolution” means a resolution in writing signed by or on behalf of the requisite percentage of Bondholders as specified in these Conditions or, if no percentage is specified, by all Bondholders who for the time being are entitled to receive notice of a meeting in accordance with the provisions of the Trust Deed whether contained in one document or several documents in like form, each signed by or on behalf of one or more such Bondholders.

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS—(Continued)

Amortisation Schedule

Principal Payment Date	Amount of Principal Due*
31 March 2005(1)	£24,070,285
31 March 2006	£49,825,490
31 March 2007	£53,313,274
31 March 2008	£57,045,203
31 March 2009	£61,038,368
31 March 2010	£65,311,053
31 March 2011	£69,882,827
31 March 2012	£40,382,973
31 March 2013	£43,209,781
31 March 2014	£46,234,466
31 March 2015	£18,488,297
31 March 2016	£19,782,478
31 March 2017	£21,167,252
31 March 2018	£22,648,959
31 March 2019	£24,234,386
31 March 2020	£25,930,793
31 March 2021	£27,745,949
31 March 2022	£29,688,166

*	The principal amount (excluding any redemption premium or other amounts other than principal outstanding) of any early redemption of the Bonds under any of Conditions 3.2 (Optional early redemption by the Issuer), 3.3 (Optional redemption for taxation reasons), 3.4 (Purchase of Bonds upon a Change of Control or a Restructuring Event) or 3.5 (Mandatory repurchase offers from excess cash) shall be applied in reducing each of the remaining scheduled payments set out above, pro rata.
(1)	or the Issue Date, if later.

FORM OF THE NEW BONDS

1.	Initial Issue of New Bonds

New Bonds issued in reliance on Regulation S under the Securities Act will be represented on issue by a permanent global certificate in fully registered form without interest coupons or principal receipts attached (the “Unrestricted Global Bond Certificate”) deposited with, and registered in the name of HSBC Issuer Services Common Depositary Nominee (UK) Limited as nominee of HSBC Bank plc as common depositary for Euroclear and Clearstream, Luxembourg. Beneficial interests in the Unrestricted Global Bond Certificate may be held only through Euroclear or Clearstream, Luxembourg at any time. Beneficial interests in the Unrestricted Global Bond Certificate may not be held by a U.S. Person (as defined in Regulation S under the Securities Act) at any time. By acquisition of a beneficial interest in the Unrestricted Global Bond Certificate, the purchaser thereof will be deemed to represent, amongst other things, that it is not a U.S. Person, and that, if in the future it determines to transfer such beneficial interest, it will transfer such interest in accordance with the procedures and restrictions contained in the Paying Agency Agreement.

New Bonds issued in reliance on Regulation 4(2) under the Securities Act will be represented on issue by a permanent global certificate, in fully registered form without interest coupons or principal receipts attached (the “Restricted Global Bond Certificate”), deposited with, and registered in the name of HSBC Issuer Services Common Depositary Nominee (UK) Limited as nominee of HSBC Bank plc as common depositary for Euroclear and Clearstream, Luxembourg. All persons receiving interests in the Restricted Global Bond Certificate must certify to the Issuer that they are institutional

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS—(Continued)

“accredited investors” as defined in Rule 501(a) (1), (2), (3) or (7) of Regulation D under the Securities Act. New Bonds represented by interests in the Restricted Global Bond Certificate will be subject to certain restrictions on transfer, as more fully set out in the Paying Agency Agreement.

The Unrestricted Global Bond Certificate and the Restricted Global Bond Certificate are referred to herein as “Global Bond Certificates”. Beneficial interests in Global Bond Certificates will be subject to certain restrictions on transfer set out therein and in the Paying Agency Agreement, and such Global Bond Certificates will bear the applicable legends regarding such restrictions. Beneficial interests in the Restricted Global Bond Certificate may be transferred to a person who takes delivery in the form of an interest in the Unrestricted Global Bond Certificate only upon receipt by the Bond Registrar of a written certification (in the form provided in the Paying Agency Agreement) from the transferor to the effect that the transfer is being made to a non-U.S. Person and in accordance with Regulation S under the Securities Act.

Any beneficial interest in the Unrestricted Global Bond Certificate that is transferred to a person who takes delivery in the form of an interest in the Restricted Global Bond Certificate will, upon transfer, cease to be an interest in the Unrestricted Global Bond Certificate and become an interest in the Restricted Global Bond Certificate, and, accordingly, will thereafter be subject to all transfer restrictions and other procedures applicable to beneficial interests in the Restricted Global Bond Certificate for as long as it remains such an interest. Any beneficial interest in the Restricted Global Bond Certificate that is transferred to a person who takes delivery in the form of an interest in the Unrestricted Global Bond Certificate will, upon transfer, cease to be an interest in the Restricted Global Bond Certificate and become an interest in the Unrestricted Global Bond Certificate and, accordingly, will thereafter be subject to all transfer restrictions and other procedures applicable to beneficial interests in the Unrestricted Global Bond Certificate for so long as it remains such an interest. No service charge will be made for any registration of transfer or exchange of New Bonds, but the Bond Registrar may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Except in the limited circumstances described below, owners of beneficial interests in Global Bond Certificates will not be entitled to receive physical delivery of certificated bonds. The New Bonds are not issued in bearer form.

The Bond Registrar, acting for this purpose as Holdings plc’s agent, will maintain a register that shows HSBC Issuer Services Common Depository Nominee (UK) Limited as the owner of the Global Bond Certificates or, in the event that Individual Bond Certificates are issued, that shows the person to which such Individual Bond Certificates are issued as the owners of such Individual Bond Certificates. Transfers of ownership of Global Bond Certificates, Individual Bond Certificates or the right to payments of principal and interest in respect of any certificates may be made only through entries in the register. The Bond Registrar will not register the transfer of, or exchange of interests in, a Global Bond Certificate or Individual Bond Certificates for a period of 15 calendar days ending on the date for any payment of principal or interest in respect of the New Bonds.

2.	Provisions relating to Bonds in global form and amendments to Conditions

Each Global Bond Certificate contains provisions that apply to the New Bonds that it represents, some of which modify the effect of the Conditions set out in this document. The following is a summary of those provisions:

Payments

Payments of principal and interest in respect of New Bonds represented by a Global Bond Certificate will be made against presentation and, if no further payment is to be made in

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS—(Continued)

respect of the relevant New Bonds, surrender of such Global Bond Certificate to or to the order of the Registrar or such other Transfer Agent or Paying Agent as shall have been notified to the relevant New Bondholders for such purpose. On each occasion on which a payment of interest or principal is made in respect of a Global Bond Certificate, the Issuer shall procure that the same is noted on the Register and, in the case of payment of principal, that the aggregate principal amount of the Global Bond Certificate is decreased accordingly.

Notices

So long as any New Bonds are represented by a Global Bond Certificate and such Global Bond Certificate is held on behalf of a clearing system, notices to New Bondholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled account holders in substitution for publication thereof as required by the Conditions of such New Bonds.

Meetings

The holder of each Global Bond Certificate will be treated as being two persons for the purposes of any quorum requirements of, or the right to demand a poll at, a meeting of New Bondholders and, at any such meeting, as having one vote in respect of each £1.00 in principal amount of New Bonds for which the relevant Global Bond Certificate may be exchanged.

Bond Trustee’s Powers

In considering the interests of New Bondholders while the Global Bond Certificates are held on behalf of a clearing system, the Bond Trustee may have regard to any information provided to it by such clearing system or its operator as to the identity (either individually or by category) of its account holders with entitlements to each Global Bond Certificate and may consider such interests as if such account holders were the holders of any Global Bond Certificate.

Cancellation

Cancellation of any New Bond required by the Conditions to be cancelled will be effected by reduction in the principal amount of the applicable Global Bond Certificate.

Optional Redemption

The offer to purchase New Bonds contained in Conditions 3.4 (Purchase of Bonds upon a Change of Control or a Restructuring Event) and 3.5 (Mandatory repurchase offers from excess cash) may be accepted by the holder of any Global Bond Certificate representing New Bonds giving notice to the Bond Registrar of the principal amount of New Bonds in respect of which the offer is accepted and presenting such Global Bond Certificate for endorsement of acceptance within the time limits specified in such Conditions.

3.	Exchange for Individual Certificates

Each Global Bond Certificate will be exchangeable, free of charge to the holder, in whole but not in part, for certificates in individual certificated form if a Global Bond Certificate is held (directly or indirectly) on behalf of Euroclear and/or Clearstream, Luxembourg and such clearing system is closed for business for a continuous period of 14 days (other than by reason of legal holidays) or announces an intention permanently to cease business.

The Registrar will not register the transfer of, or exchange of interests in, a Global Bond Certificate for Individual Bond Certificates for a period of 15 calendar days ending on the date for any payment of principal or interest in respect of the New Bonds.

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS—(Continued)

4.	Transfers of New Bonds

The New Bonds will be represented by Global Bond Certificates, registered in the name of a depositary for each of Euroclear and Clearstream, Luxembourg. Secondary market sales of interests in the New Bonds held through Euroclear or Clearstream, Luxembourg will be conducted in accordance with the normal rules and operating procedures of Euroclear and Clearstream, Luxembourg and will be settled using the procedures applicable to conventional eurobonds and sterling denominated bonds.

There are certain restrictions on the transfer of New Bonds represented by interests in the Global Bond Certificates.

Restrictions on transfer of interests in Restricted Global Bond Certificate

On or prior to the fortieth day following the Issue Date of the New Bonds, New Bonds represented by interests in the Restricted Global Bond Certificate may be transferred only to a person whom the Issuer reasonably believes is purchasing for its own account or accounts as to which it exercises sole investment discretion; such person and each such account must be a qualified institutional buyer (as defined in Rule 144A under the Securities Act); the purchaser must be aware that the sale to it is being made in reliance upon Rule 144A; and such transaction must meet the requirements of Rule 144A and is in accordance with any applicable securities laws of any state of the United States.

After the fortieth day following the Issue Date of the New Bonds, New Bonds represented by interests in the Restricted Global Bond Certificate may be transferred only:

(i)	pursuant to an exemption from registration provided by Rule 144 under the Securities Act, if available; or

(ii)	to an institutional ”accredited investor” (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act) that has furnished to the Bond Registrar a signed letter containing certain representations and agreements (the form of which letter can be obtained from the Bond Registrar or the Issuer); or

(iii)	pursuant to any other available exemption from the registration requirements of the Securities Act (and we enclose an opinion of counsel confirming that this is the case).

Restrictions on transfer of interests in Unrestricted Global Bond Certificate

In the case of transfers of interests in the Unrestricted Global Bond Certificate, such transfer must be made in accordance with Regulation S under the Securities Act. In addition, the transferor will be required to confirm that either:

(i)	at the time the buy order was originated, the buyer was outside the United States or the Transferor or any person acting on its behalf reasonably believed that the buyer was outside the United States; OR

(ii)	the transaction was executed in or on or through the facilities of a designated offshore securities market and neither the transferor nor any person acting on its behalf knows that the transaction was prearranged with a buyer in the United States;

(iii)	no directed selling efforts have been made in contravention of the requirements of Rule 903(b) or 904(b) of Regulation S, as applicable;

(iv)	the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act; and

(v)	with regard to transfers occurring within the period prior to and including the fortieth day after the issue date of the New Bonds, any beneficial interest in the Unrestricted Global Bond Certificate must be held through either Euroclear or Clearstream, Luxembourg.

PART VII—TERMS AND CONDITIONS OF THE NEW BONDS—(Continued)

If Euroclear or Clearstream, Luxembourg is closed for business for a continuous period of 14 days (other than by reason of legal holidays) or announces an intention permanently to cease business, then the Global Bond Certificates may be exchanged for individual bond certificates, which will be held outside the clearing systems. Transfers of such individual bond certificates may only be made at the specified office of the Transfer Agents named herein. No transfers will be registered during the period of 15 days prior to any date for payment of principal or interest, and transfers will be subject to the restrictions described above.

5.	CTA Bonds

The CTA Bonds shall be represented initially by a single CTA Global Bond Certificate, which shall be registered initially in the name of EPHL and, upon its transfer to EPL, shall be registered in the name of EPL. The CTA Global Bond Certificate shall be held outside Euroclear and Clearstream, Luxembourg.

Payments in respect of the CTA Global Bond Certificate shall be made to the person named on the register maintained by the Bond Registrar for the purpose. The provisions relating to cancellation of New Bonds and optional redemption described in paragraph 2 above shall apply to the CTA Global Bond Certificate.

No individual certificates will be issued in respect of the CTA Global Bond Certificate.

PART VIII — CONDITIONS OF THE WARRANTS

The Warrants will be issued subject to and with the benefit of the conditions set out below. See also Part VI: Further information relating to the Restructuring, in relation to the transfer, transmission and registration of the Warrants.

1.	Definitions

In these Conditions, except to the extent that the context otherwise requires:

“30-day period” has the meaning given in Condition 4.12;

“Act” means the Companies Act 1985;

“Articles” means the Articles of Association of the Company for the time being;

“British Energy” means British Energy plc (registered no. 162273);

“Board of Directors” or “Board” means the board of directors of the Company for the time being;

“Business Day” means a day (other than a Saturday, Sunday or public holiday) on which commercial banks and foreign exchange markets are open for business in London;

“certificated” means a security which is not in uncertificated form;

“Company” means British Energy Group plc (registered no. 270184);

“Conditions” means the terms and conditions applicable to the Warrants as set out herein as the same may from time to time be modified in accordance with the provisions set out herein and “Condition” refers to the relative numbered paragraph of the Conditions;

“Contribution Agreement” means the contribution agreement entered into pursuant to the Restructuring between the Company, Holdings plc, British Energy Generation Limited, British Energy Generation (UK) Limited, The Secretary of State for Trade and Industry and Nuclear Generation Decommissioning Fund Limited (to be renamed Nuclear Liabilities Fund Limited);

“Convertible Shares” means the convertible shares of 10p each in the capital of the Company as defined and described in the Articles or of such other nominal value as may result from any subdivision or consolidation thereof and all other (if any) shares or stock resulting from any sub-division, consolidation or reclassification of such shares;

“CREST” means the system enabling title to securities to be evidenced and transferred in uncertificated form operated by CREST Co. Limited in accordance with the CREST Regulations;

“CREST Regulations” means the Uncertificated Securities Regulations 2001 (SI 2001/3755), as amended;

“Dealing Day” means a day on which the Relevant Stock Exchange is open for business;

“Expert” has the meaning given in Condition 7;

“Extraordinary Resolution” means a resolution passed at a meeting of the Warrantholders duly convened and held and carried by a majority consisting of not less than three-fourths of the votes cast upon a show of hands or, if a poll is duly demanded, by a majority consisting of not less than three-fourths of the votes cast on a poll;

PART VIII — CONDITIONS OF THE WARRANTS—(Continued)

“Holdings plc” means British Energy Holdings plc (registered no. 270186);

“Memorandum” means the Memorandum of Association of the Company from time to time;

“New Bonds” means the £700 million nominal bonds to be issued by Holdings plc pursuant to the Restructuring;

“Official List” means the official list maintained by the United Kingdom Listing Authority for the purposes of Part VI of the Financial Services and Markets Act 2000;

“Operator” means CREST Co. Limited or any additional or alternative operator from time to time approved by the Company in relation to the Warrants and in accordance with the CREST Regulations;

“Operator register” means the Operator register of corporate securities (as defined in the CREST Regulations);

“Ordinary Shares” means the ordinary shares in the capital of the Company of 10p each as defined and described in the Articles or of such other nominal value as may result from any subdivision or consolidation thereof and all other (if any) shares or stock resulting from any sub-division, consolidation or reclassification of such shares;

“Register” means the register of Warrantholders required to be maintained pursuant to Clause 4 of the Warrant Instrument;

“Registrar” means Lloyds TSB Registrars or any other person who is appointed by the Company to maintain the Register at any time;

“Relevant Stock Exchange” means at any time, in respect of the Ordinary Shares, the Official List and/or, as the context requires, the market for listed securities of The Stock Exchange or, if the Ordinary Shares are not at that time so listed, the principal stock exchange or securities market on which the Ordinary Shares are then listed or quoted or dealt in;

“Restructuring” means the restructuring of the British Energy group as more particularly described in the Scheme Document;

“Restructuring Effective Date” means the date on which the Restructuring becomes effective, as described in the Scheme Document;

“Scheme Document" means a circular sent to shareholders of British Energy dated 29 November 2004 setting out restructuring proposals in relation to a scheme of arrangement between British Energy and its shareholders or a disposal of the business and assets of British Energy;

“Shareholders” means the holders from time to time of the Shares;

“Shares” means the Ordinary Shares and the Convertible Shares;

“Specified Office” means the office of the Registrar specified below or any other office of the Registrar which may from time to time be notified to Warrantholders in accordance with Condition 10;

“Subscription Date” means the Business Day next following the date on which the requirements relating to the exercise of the Warrants in Condition 2 have been complied with in full or, if later, the date on which payment is actually received by the Company in accordance with Condition 2;

PART VIII — CONDITIONS OF THE WARRANTS—(Continued)

“Subscription Notice” means a notice substantially in the form shown in Part 3 of the Schedule to the Warrant Instrument which must be completed in order to exercise the Warrant comprised in that Warrant Certificate or, in the case of Warrants held in uncertificated form, such form of notification as complies with Condition 2.4;

“Subscription Period” means the period commencing on (and including) the date following the day upon which Warrants are first issued under the Warrant Instrument and expiring on (and including) the fifth anniversary of the date of issue (or, if that is not a Business Day, the preceding Business Day);

“Subscription Price” means the amount payable in respect of an Ordinary Share for which a Warrantholder is entitled upon exercise of a Warrant to require the subscription, such amount being 98p or such other amount as may from time to time be applicable in accordance with the provisions contained in the Conditions;

“Subscription Rights” means the subscription rights in respect of Ordinary Shares granted by the Company to Warrantholders pursuant to the Warrant Instrument, or such of those rights as are for the time being outstanding;

“Subsidiary” means any subsidiary within the meaning of section 736 of the Act;

“The Stock Exchange” means the London Stock Exchange plc or any other body to which its functions have been transferred (or, to the extent the Ordinary Shares are no longer listed, quoted or admitted to trading on the London Stock Exchange plc, such other body on which the Ordinary Shares are listed, quoted or admitted to trading);

“uncertificated” means a security which is for the time being recorded on the relevant Operator register as being held in CREST, and title to which, by virtue of the CREST Regulations, may be transferred by way of CREST;

“Warrant Certificates” means the certificates (in registered form) to be issued in respect of the Warrants substantially in the form shown in Schedule 2 of the Warrant Instrument, as from time to time modified in accordance with the provisions set out herein;

“Warrant Instrument” means the instrument dated prior to the Restructuring Effective Date and executed by the Company under which the Warrants are constituted;

“Warrant” means the rights created by the Warrant Instrument entitling the registered holder of each Warrant, by way of exercise thereof during the Subscription Period, to subscribe for Ordinary Shares on the terms set out in the Warrant Instrument and the Conditions; and

“Warrantholder” means, in relation to any Warrant, the person or persons who is or are, for the time being the registered holder or joint holders of such Warrant.

2.	Subscription Rights

2.1	Each Warrant gives the holder thereof the right to subscribe for Ordinary Shares at the Subscription Price, payable in full on subscription, provided that the Subscription Price and the number and nominal value of the Ordinary Shares to which the Warrant relates shall be subject to adjustment as provided in Condition 4.

2.2	Each Warrant is exercisable in accordance with the procedures described in Conditions 2.3 and 2.4 on any day during the Subscription Period.

2.3	In order to exercise the Subscription Rights in whole or in part, in respect of Warrants held in certificated form, a Warrantholder must lodge the Warrant Certificate(s), (or such

PART VIII — CONDITIONS OF THE WARRANTS—(Continued)

other evidence as the directors of the Company for the time being (the “Directors”) may reasonably require as proof of the title of the person exercising the Subscription Rights) together with the duly completed Subscription Notice at the Specified Office accompanied by either a remittance for the aggregate Subscription Price applicable on the Subscription Date or, in the absolute discretion of the Board, an undertaking to pay such sum by a date specified by the Board in its absolute discretion.

2.4	In respect of Warrants held in uncertificated form, the Subscription Rights shall be exercised (and treated by the Company as exercised) if the Operator receives:

2.4.1	a properly authenticated dematerialised instruction in the form from time to time prescribed by the Directors and that is addressed to the Company, is attributable to the system-member who is the holder of the Warrants concerned and that specifies (in accordance with the form prescribed by the Directors as aforesaid) the number of Warrants in respect of which the Subscription Rights are to be exercised; and

2.4.2	payment in settlement of the aggregate Subscription Price for the Ordinary Shares, such payment to be made through CREST in accordance with its rules, or by any other means permitted by the Directors, provided always that:

(A)	subject always to the facilities and requirements of the relevant system concerned, the Directors may in their discretion permit the holder of any Warrants in uncertificated form to exercise his right to subscribe for Ordinary Shares by such other means as the Directors may approve;

(B)	the Directors may in their discretion require, in addition to receipt of a properly authenticated dematerialised instruction as referred to above, the holder of any Warrants in uncertificated form to complete and deliver to the Registrar on the relevant Subscription Date, a notice in such form as may from time to time be prescribed by the Directors and notified to Warrantholders in accordance with Condition 10;

(C)	for the avoidance of doubt, the form of the properly authenticated dematerialised instruction as referred to above may be such as to divest the holder of the Warrants concerned of the power to transfer such Warrants to another person; and

(D)	all notices, instructions and any other provisions required to be complied with pursuant to this Condition 2.4 shall be subject always to the facilities and requirements of CREST, the CREST Regulations and the Operator.

2.5	Exercising Warrantholders must also comply with any applicable legal requirements.

2.6	Once received by the Company, a Subscription Notice may not be withdrawn save with the consent of the Directors. A Subscription Notice shall be invalid and of no effect if in respect of the Warrantholder exercising his Subscription Rights the Company is advised that the allotment or issue of Ordinary Shares would or might infringe the laws of any jurisdiction outside the United Kingdom or would or might require compliance with any governmental or other consent or any registration, filing or other formality, which the Company is unable to comply with or regards as unduly onerous to comply with. In such circumstances, the Company will instead allot and issue the Ordinary Shares to which such Warrantholder is entitled to a nominee appointed by the Company on terms that the nominee shall sell such Ordinary Shares, on behalf of the Warrantholder, as soon as possible after the Subscription Date at the best price which can reasonably be obtained at the time of sale, and account for the proceeds of such sale, after the deduction of the Subscription Price and all expenses and commission, including any value added tax payable thereon, to the Warrantholder as follows:

2.6.1	in the case of a Warrant held in uncertificated form, to the Warrantholder’s cash memorandum account with the Operator in accordance with the rules of the Operator; and

PART VIII — CONDITIONS OF THE WARRANTS—(Continued)

2.6.2	in the case of a Warrant held in certificated form, by cheque despatched by post to the Warrantholder (in accordance with the instructions contained in the Subscription Notice but at the risk of the exercising Warrantholder), provided in all cases that entitlements of under £3.00 shall be retained for the benefit of the Company. In the absence of bad faith or wilful default, neither the Company, the Directors nor the nominee shall have any liability for any loss or damage arising as a result of the timing or terms of such sale.

3.	Issue, Allotment and Listing

3.1	In the case of the exercise of Warrants in certificated form, Ordinary Shares arising on exercise of any such Warrants shall be allotted not later than 14 Business Days after and with effect from the relevant Subscription Date. Certificates in respect of Ordinary Shares issued pursuant to the exercise of Warrants will be issued free of charge and despatched by post, at the risk of the person(s) entitled thereto, not later than 28 Business Days after the Subscription Date to the person in whose name, and at the address in respect of which, the Warrants to which the certificate relates are registered on the relevant Subscription Date (or, if more than one, to the first named) or (subject as provided by law and to the payment by the Warrantholder of stamp duty, stamp duty reserve tax or any like tax as may be applicable) to such other person(s) (being not more than four in number) as may be named in the Form of Nomination on the reverse of the Warrant Certificate or as may be available from the Registrar (or, if more than one, to the first named). In the event of exercise of only some of the Warrants represented by a Warrant Certificate, the Registrar shall in due course issue free of charge and at the risk of the person(s) entitled thereto a new Warrant Certificate for the balance of the Warrants remaining exercisable.

3.2	In the case of Warrants in uncertificated form, Ordinary Shares arising on exercise of any such Warrants shall be allotted and issued in uncertificated form and credited by the Operator (in accordance with the instructions of the Company and in compliance with the CREST Regulations) within 14 Business Days after the Subscription Date to the CREST stock accounts of the person or persons designated in the relevant Subscription Notice.

3.3	No fractions of an Ordinary Share will be issued (including, for the avoidance of doubt, by virtue of a Retroactive Adjustment (as defined in Condition 4.6)) on the exercise of any Warrant and no refund will be made to a Warrantholder exercising his Subscription Rights in respect of that part of the relevant subscription moneys which represents such a fraction (if any), provided that if more than one Warrant is exercised at the same time by the same holder then, for the purposes of determining the number of Ordinary Shares issuable upon the exercise of such Warrants and whether (and, if so, what) fraction of a Ordinary Share arises, the number of Ordinary Shares arising on the exercise of each Warrant shall first be aggregated.

3.4	Ordinary Shares issued pursuant to the exercise of Warrants will not rank for any dividends or other distributions declared, made or payable by reference to a record date prior to the relevant Subscription Date but, subject thereto, will rank in full for all dividends and other distributions declared, made or paid by reference to a record date on or after the Subscription Date and otherwise pari passu in all respects with the Ordinary Shares in issue at that date.

3.5	Application will be made to The Stock Exchange for the Ordinary Shares to be issued pursuant to the exercise of a Warrant to be admitted to the Official List and the Company undertakes to use all reasonable endeavours to obtain the admission thereof as soon as is reasonably practicable after the relevant Subscription Date.

3.6	Within 7 days following the expiry of the Subscription Period or, if earlier, the 30-day period (as defined in Condition 4.12) the Company shall appoint a trustee who, provided

PART VIII — CONDITIONS OF THE WARRANTS—(Continued)

that in his opinion the net proceeds of sale after deduction of all costs and expenses incurred by him, including any value added tax payable thereon, will exceed the costs of subscription, shall within the period of 14 days following the expiry of the Subscription Period or, if earlier, the 30-day period either (i) exercise all the Subscription Rights which shall not have been exercised on the terms on which the same could have been exercised on the last day of the Subscription Period and sell in the market the Ordinary Shares acquired on such subscription or (ii) (if it appears to the trustee that doing so is likely to realise greater net proceeds for Warrantholders) accept any offer available to Warrantholders for the purchase of the Warrants. The trustee shall distribute pro rata the proceeds less the Subscription Price and such other costs and expenses to the persons entitled thereto as follows:

3.6.1	in the case of a Warrant held in uncertificated form, to the relevant Warrantholder’s cash memorandum account with the Operator in accordance with the rules of the Operator; and

3.6.2	in the case of a Warrant held in certificated form, by cheque despatched by post to the relevant Warrantholder (to the address of the relevant Warrantholder recorded in the Register at the risk of the relevant Warrantholder), provided in all cases that entitlements of under £3.00 shall be retained for the benefit of the Company. If the trustee shall not so exercise the Subscription Rights as aforesaid (and so that his decision in respect thereof shall be final and binding on all holders of outstanding Warrants), the outstanding Warrants shall lapse.

3.7	The trustee referred to in Condition 3.6 above shall have no liability of any nature whatsoever where he has acted honestly and reasonably and shall have no responsibility for the safe custody of, or to earn any interest on, any unpaid or unclaimed money.

4.	Adjustment of Subscription Price

4.1	The Subscription Price shall from time to time be adjusted in accordance with the provisions of this Condition and so that if the event giving rise to such adjustment shall be such as would be capable of falling within more than one of the paragraphs 4.1.1 to 4.1.9 of this Condition 4.1 it shall fall within the first of the applicable paragraphs to the exclusion of the remaining paragraphs:

4.1.1	Consolidation or Subdivision: If and whenever the nominal value of the Shares is altered as a result of consolidation or subdivision of the share capital of the Company, the Subscription Price shall be adjusted by multiplying the Subscription Price in force immediately prior to such alteration by the following fraction:

A

B

where:

A	is the nominal amount of one Share immediately after such alteration; and

B	is the nominal amount of one Share immediately before such alteration.

Such	adjustment shall become effective on the date the alteration takes effect.

4.1.2

Capitalisation of Profits or Reserves: If and whenever the Company issues any Shares credited as fully paid to the shareholders by way of capitalisation of profits or reserves, (including an issue by way of a Scrip Dividend (as defined below) other than where the Market Value (as defined below) of the Shares issued in respect of each existing Share does not exceed the amount of the cash dividend (or the

PART VIII — CONDITIONS OF THE WARRANTS—(Continued)

relevant part thereof where scrip is offered in place of part of the cash dividend)) in respect of each existing Share, the Subscription Price shall be adjusted:

(a)	in the case of an issue of Shares other than by way of a Scrip Dividend by multiplying the Subscription Price in force immediately prior to such issue by the following fraction:

A

B

where:

A	is the aggregate nominal amount of the issued Shares immediately before such issue; and

B	is the aggregate nominal amount of the issued Shares immediately after such issue;

(b)	in the case of an issue by way of a Scrip Dividend, by multiplying the Subscription Price in force immediately prior to such issue by the following fraction:

A + B

A + C

where:

A	is the aggregate nominal amount of the Shares in issue immediately before such issue;

B	is the aggregate nominal amount of Shares issued by way of such Scrip Dividend multiplied by a fraction of which the numerator is the amount of the cash dividend per Share or the relevant part thereof as referred to above and the denominator is the amount per Share in respect of such cash dividend or the relevant part thereof used for the purpose of determining the nominal amount of Shares to be issued by way of such Scrip Dividend; and

C	is the aggregate nominal amount of Shares issued by way of such Scrip Dividend.

For the purposes of this paragraph 4.1.2:

(i)	“Scrip Dividend” means an issue of Shares paid up out of profits or reserves (including any share premium account or capital redemption reserve) and issued instead of the whole or any part of a cash dividend which the shareholders would or could otherwise have received and

(ii)	“Market Value” means the price or value of the Shares stated in, or calculated in accordance with the provisions and at the time of, the circular or other document relating to the relevant Scrip Dividend issued by the Company to its shareholders and used for the purpose of determining the nominal amount of Shares to be issued by way of such Scrip Dividend.

Such adjustment shall become effective on the date of issue of such Shares.

4.1.3

Capital Distribution: If and whenever the Company pays or makes any Capital Distribution (as defined below) to the Shareholders (except where the Subscription Price falls to be adjusted under paragraph 4.1.2 above), the Subscription Price shall

PART VIII — CONDITIONS OF THE WARRANTS—(Continued)

be adjusted by multiplying the Subscription Price in force immediately prior to such Capital Distribution by the following fraction:

A – B

A

where:

A	is the Current Market Price (as defined below) of one Ordinary Share on the last Dealing Day preceding the date on which the Capital Distribution is publicly announced; and

B	is the Fair Market Value (as defined below) on the date of such announcement, as determined in good faith by the Expert, of the portion of the Capital Distribution attributable to one Ordinary Share.

Such adjustment shall become effective on the record date for the Capital Distribution to which it relates.

4.1.4	Rights Issues of Shares or Options over Shares: If and whenever the Company issues Shares to Shareholders as a class by way of rights, or issues or grants to shareholders, by way of rights, options, warrants or other rights to subscribe for or purchase any Shares, in each case at a price per Share which is less than 95 per cent. of the Current Market Price per Share on the last Dealing Day preceding the date of the announcement of the terms of the issue or grant of such Shares, options, warrants or other rights, the Subscription Price shall be adjusted by multiplying the Subscription Price in force immediately prior to such issue or grant by the following fraction:

A + B

A + C

where:

A	is the number of Shares in issue immediately before such announcement;

B	is the number of Shares which the aggregate amount (if any) payable for the Shares issued by way of rights or for the options or warrants or other rights issued by way of rights and for the total number of Shares comprised therein would purchase at such Current Market Price per Ordinary Share; and

C	is the aggregate number of Shares issued or, as the case may be, comprised in the issue or grant.

Such adjustment shall become effective on the first date on which the Ordinary Shares are traded ex-rights, ex-options or ex-warrants on the Relevant Stock Exchange.

4.1.5	Rights Issues of other Securities: If and whenever the Company issues any securities (other than Shares or options, warrants or other rights to subscribe for or purchase Shares) to Shareholders as a class by way of rights or grants to Shareholders a class by way of rights any options, warrants or other rights to subscribe for or purchase any securities of the Company (other than Shares or options, warrants or other rights to subscribe for or purchase any Shares), the Subscription Price shall be adjusted by multiplying the Subscription Price in force immediately prior to such issue or grant by the following fraction:

A – B

A

PART VIII — CONDITIONS OF THE WARRANTS—(Continued)

where:

A	is the Current Market Price of one Ordinary Share on the last Dealing Day preceding the date on which the terms of such issue or grant are publicly announced; and

B	is the Fair Market Value on the date of such announcement, as determined in good faith by the Expert, of the portion of the rights attributable to one Share.

Such adjustment shall become effective on the first date on which the Ordinary Shares are traded ex-rights, ex-options or ex-warrants on the Relevant Stock Exchange.

4.1.6	Issues at less than Current Market Price: If and whenever the Company issues wholly for cash any Shares (other than Ordinary Shares issued on the exercise of the conversion rights attached to the Convertible Shares, on the exercise of Warrants or on the exercise of any rights of conversion into, or exchange or subscription for or purchase of, Ordinary Shares) or grants wholly for cash any options, warrants or other rights to subscribe for or purchase Shares in each case at a price per Ordinary Share in respect of which the aggregate consideration receivable (whether at the time of grant or upon exercise of the rights to subscribe for or purchase such Share) is less than 95 per cent. of the Current Market Price on the last Dealing Day preceding the date of announcement of the terms of such issue or grant, the Subscription Price shall be adjusted by multiplying the Subscription Price in force immediately prior to such issue by the following fraction:

A + B

A + C

where:

A	is the number of Shares in issue immediately before the issue of such additional Shares or grant of such options, warrants or other rights;

B	is the number of Shares which the aggregate consideration receivable for the issue of such additional Shares or, as the case may be, for the Shares to be issued or otherwise made available upon the exercise of any such options, warrants or other rights would purchase at such Current Market Price per Ordinary Share; and

C	is the maximum number of Shares to be issued pursuant to such issue of such additional Shares or upon the exercise of such options, warrants or other rights.

Such adjustment shall become effective on the date of issue of such additional Shares or, as the case may be, the grant of such options, warrants or other rights.

4.1.7

Other Issues at less than Current Market Price: If and whenever the Company or any of its Subsidiaries or (at the direction or request of or pursuant to any arrangements with the Company or any of its Subsidiaries) any other company, person or entity issues wholly for cash any securities (other than the New Bonds or Convertible Shares) which by their terms of issue carry rights of conversion into, or exchange or subscription for, or purchase of, Shares (or shall grant any such rights in respect of existing securities so issued) or carry rights which may entitle such securities to be redesignated as Shares (other than the Convertible Shares), and the

PART VIII — CONDITIONS OF THE WARRANTS—(Continued)

consideration per Share receivable upon conversion, exchange, subscription or redesignation is less than 95 per cent. of the Current Market Price per Ordinary Share on the last Dealing Day preceding the date of announcement of the terms of issue of such securities or the terms of such grant, the Subscription Price shall be adjusted by multiplying the Subscription Price in force immediately prior to such issue by the following fraction:

A + B

A + C

where:

A	is the number of Shares in issue immediately before such issue;

B	is the number of Shares which the aggregate consideration (if any) receivable for the Shares to be issued upon conversion or exchange or upon exercise of the right of subscription or purchase attached to such securities or, as the case may be, for the Shares to be issued or to arise from any such redesignation would purchase at such Current Market Price per Ordinary Share; and

C	is the maximum number of Shares to be issued upon conversion or exchange of such securities or upon the exercise of such rights of subscription or purchase attached thereto at the initial conversion, exchange, subscription or purchase price or rate or, as the case may be, the maximum number of Shares to be issued or to arise from any such redesignation.

Such adjustment shall become effective on the date of issue of such securities.

4.1.8	Modification of rights: If and whenever there shall be any modification of the rights of conversion, exchange, subscription or purchase attaching to any such securities as are mentioned in paragraph 4.1.7 above (other than in accordance with the terms (including terms as to adjustment) applicable to such securities) so that following such modification the consideration per Share receivable upon conversion, exchange, subscription or purchase is less than 95 per cent. of the Current Market Price per Ordinary Share on the last Dealing Day preceding the date of announcement of the proposals for such modification, the Subscription Price shall be adjusted by multiplying the Subscription Price in force immediately prior to such modification by the following fraction:

A + B

A + C

where:

A	is the number of Shares in issue immediately before such modification;

B	is the number of Shares which the aggregate consideration (if any) receivable by the Company for the Shares to be issued upon conversion or exchange or upon exercise of the right of subscription or purchase attached to such securities, in each case as so modified, would purchase at such Current Market Price per Ordinary Share or, if lower, the existing conversion, exchange, subscription or purchase price of such securities; and

C	is the maximum number of Shares to be issued upon conversion or exchange of such securities or upon the exercise of such rights of subscription or purchase attached thereto at the modified conversion, exchange, subscription or purchase price or rate but giving credit in such manner as the Expert considers appropriate for any previous adjustment under this paragraph or paragraph 4.1.7 above.

PART VIII — CONDITIONS OF THE WARRANTS—(Continued)

Such adjustment shall become effective on the date of modification of the rights of conversion, exchange or subscription attaching to such securities.

4.1.9	Other Offers to Shareholders: If and whenever the Company or any of its Subsidiaries or (at the direction or request of or pursuant to any arrangements with the Company or any of its Subsidiaries) any other company, person or entity offers any securities in connection with which Shareholders as a class are entitled in their capacity as such to participate in arrangements whereby such securities may be acquired by them (except where the Subscription Price falls to be adjusted under paragraph 4.1.4 above (or would fall to be so adjusted if the relevant issue or grant was at a price less than 95 per cent. of the Current Market Price per Ordinary Share on the relevant Dealing Day) or under paragraph 4.1.5 above), the Subscription Price shall be adjusted by multiplying the Subscription Price in force immediately prior to such issue by the following fraction:

A – B

A

where:

A	is the Current Market Price of one Ordinary Share on the last Dealing Day preceding the date on which the terms of such offer are publicly announced; and

B	is the Fair Market Value on the date of such announcement, as determined in good faith by the Expert, of the portion of the relevant offer attributable to one Ordinary Share.

Such adjustment shall become effective on the first date on which the Ordinary Shares are traded ex-rights on the Relevant Stock Exchange.

4.1.10	Other events: Should the Board of Directors (in its absolute discretion) decide that an adjustment to the Subscription Price ought reasonably and properly be made because of a particular event (a “Relevant Event”) and that either:

(c)	the Conditions (other than this Condition 4.1.10) do not provide for an adjustment to the Subscription Price on the occurrence of the Relevant Event; or

(d)	the Conditions (other than this Condition 4.1.10) do provide for such adjustment to the Subscription Price on the occurrence of the Relevant Event but the Board of Directors believe that such adjustment does not produce a fair and commercial result, then the Expert will be asked by the Board of Directors to determine what adjustments (if any) to the Subscription Price are fair and reasonable to take account of the Relevant Event and bearing in mind the adjustments set out in paragraphs 4.1.1 to 4.1.9 above in relation to the circumstances contemplated thereby.

4.2	For the purpose of any calculation of the consideration receivable pursuant to paragraphs 4.1.6, 4.1.7 and 4.1.8 of Condition 4.1 above, the following provisions shall apply:

4.2.1	the aggregate consideration receivable for Shares issued for cash shall be the amount of such cash provided that in no case shall any deduction be made for any commission or any expenses paid or incurred by the Company for any underwriting of the issue or otherwise in connection therewith;

PART VIII — CONDITIONS OF THE WARRANTS—(Continued)

4.2.2	(1) the aggregate consideration receivable for the Shares to be issued upon the conversion or exchange of any securities shall be deemed to be the consideration received or receivable by the Company for any such securities; and (2) the aggregate consideration receivable for the Shares to be issued upon the exercise of rights of subscription attached to any securities shall be deemed to be that part (which may be the whole) of the consideration received or receivable by the Company for such securities which is attributed by the Company to such rights of subscription or, if no part of such consideration is so attributed, the Fair Market Value of such rights of subscription as at the date of the announcement of the terms of issue of such securities (as determined in good faith by the Expert), plus in the case of each of (1) and (2) above, the additional minimum consideration (if any) to be received by the Company upon the conversion or exchange of such securities, or upon the exercise of such rights of subscription attached thereto (the consideration in all such cases to be determined subject to the proviso in paragraph 4.2.1; and (3) the consideration per Share receivable by the Company upon the conversion or exchange of, or upon the exercise of such rights of subscription attached to, such securities shall be the aggregate consideration referred to in (1) or (2) above (as the case may be) converted into sterling if such consideration is expressed in a currency other than sterling at such rate of exchange as may be determined in good faith by the Expert to be the spot rate ruling at the close of business on the date of announcement of the terms of issue of such securities, divided by the number of Shares to be issued upon such conversion or exchange or exercise at the initial conversion, exchange or subscription price or rate.

4.3	For the purposes of this Condition 4:

4.3.1	“Capital Distribution” means any dividend, distribution or other payment made by the Company, whether in cash, securities of the Company or property or assets of the Company but only if and to the extent that the Board of Directors of the Company in its sole discretion characterises such dividend, distribution or payment (a “Distribution”) as a return or distribution of capital by the Company; provided that, if as a result of any change in current law or in the current interpretation of existing law, the Board of Directors is unable in its sole discretion to characterise a Distribution as a return or distribution of capital by the Company then such Distribution shall be a Capital Distribution if it would constitute a return or distribution of capital by the Company under both (i) United Kingdom taxation laws and (ii) United Kingdom generally accepted accounting principles (“UK GAAP”) (and assuming for the purposes of this clause (ii), that immediately prior to the beginning of the fiscal year in which such Distribution takes place, the Company does not have any Retained Earnings. For the purposes of this definition “Retained Earnings” means, at any time, the aggregate of the consolidated cumulative net profits, less the aggregate of consolidated net losses (after taxation but including any net realised gains (less any losses) made on the disposal of investments and extraordinary items) of the Company for all periods subsequent to the date of its formation and up to that time calculated in accordance with UK GAAP by reference to the audited consolidated profit and loss accounts for such periods of the Company and its subsidiary undertakings required to be consolidated therein in accordance with UK GAAP). For the purposes of this definition any securities or property or other assets (other than cash) forming part of a Distribution shall be valued at the fair market value thereof as at the date of the Distribution, as determined in good faith by the Expert except that in the case of Shares forming part of a Distribution the fair market value thereof shall be the number of such Shares multiplied by the Current Market Price per Ordinary Share at the date of the Distribution;

PART VIII — CONDITIONS OF THE WARRANTS—(Continued)

4.3.2	“Current Market Price” means in respect of an Ordinary Share at a particular date, the average of the bid and offer quotations published by the Relevant Stock Exchange for one Ordinary Share for the five consecutive Dealing Days (in respect of which such quotations are published) ending on the Dealing Day (in respect of which such quotations are published) immediately preceding such date, provided that if at any time during the said five day period the Ordinary Shares shall have been quoted ex-dividend or ex-any other entitlement and during some other part of that period the Ordinary Shares shall have been quoted cum-dividend or cum-any other entitlement then:

(a)	if the Ordinary Shares to be delivered do not rank for the dividend or entitlement in question, the quotations on the dates on which the Ordinary Shares shall have been quoted cum-dividend or cum-any other entitlement shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the amount of that dividend or other cash entitlement or, as the case may be, the value (as determined by the Expert) of any entitlement or dividend (where that is other than cash) per Share (excluding, in the case of a dividend in cash, any associated tax credit and less the tax (if any) falling to be deducted on payment thereof to a resident of the United Kingdom); or

(b)	if the Ordinary Shares to be delivered do rank for the dividend or entitlement in question, the quotations on the dates on which the Ordinary Shares shall have been quoted ex-dividend or ex-any other entitlement shall for the purpose of this definition be deemed to be the amount thereof increased by such similar amount, and provided further that if the Ordinary Shares on each of the said five Dealing Days have been quoted cum-dividend or cum-any other entitlement in respect of a dividend or entitlement which has been declared or announced but the Ordinary Shares to be delivered do not rank for that dividend or entitlement, the quotations on each of such dates shall for the purposes of this definition be deemed to be the amount thereof reduced by an amount equal to the amount of that dividend or other cash entitlement, or as the case may be, the value (as determined by the Expert) of any entitlement or dividend (where that is other than cash) per Ordinary Share (excluding, in the case of a dividend in cash, any associated tax credit and less the tax (if any) falling to be deducted on payment thereof to a resident of the United Kingdom);

4.3.3	“Fair Market Value” means, with respect to any property on any date, the fair market value of that property as determined by the Expert, provided that:

(a)	the fair market value of a Share on any date shall be the Current Market Price of an Ordinary Share on that date;

(1)	the fair market value of a cash dividend paid or to be paid per Share shall be the amount of such cash dividend per Share determined as at the date of announcement of such dividend; and

(2)	where options, warrants or other rights are publicly traded in a market of adequate liquidity (as determined by the Expert) the fair market value of such options, warrants or other rights shall equal the arithmetic mean of the daily closing prices of such options, warrants or other rights during the period of five trading days on the relevant market commencing on the first such trading day such options, warrants or other rights are publicly traded, in each case converted into pounds sterling (if expressed in a currency other than pounds sterling) at such rate of exchange as may be determined in good faith by

PART VIII — CONDITIONS OF THE WARRANTS—(Continued)

the Expert to be the spot rate ruling at the close of business on that date (or if no such rate is available on that date, the equivalent rate on the immediately preceding day on which such a rate is available);

4.3.4	references to the “issue” of Shares shall include the transfer and/or delivery of Shares by the Company or any of its Subsidiaries, whether newly issued and allotted or previously existing; and

4.3.5	shares held by the Company or any of its Subsidiaries shall not be considered as or treated as “in issue”.

4.4	Where more than one event which gives or may give rise to an adjustment to the Subscription Price occurs within such a short period of time that in the opinion of the Expert the foregoing provisions would need to be operated subject to some modification in order to give the intended result, such modification shall be made to the operation of the foregoing provisions as may be advised by the Expert to be in their opinion appropriate in order to give such intended result.

4.5	No adjustment will be made to the Subscription Price when Ordinary Shares or other securities (including rights or options) are issued, offered or granted to employees (including directors holding executive office) of the Company or any Subsidiary or any associated company of the Company or any Subsidiary pursuant to any employees’ share scheme (as defined in Section 743 of the Act or any modification or re-enactment thereof).

4.6	If the Subscription Date in relation to any Warrant shall be after the record date for any such issue, distribution, grant or offer (as the case may be) as is mentioned in paragraphs 4.1.1 to 4.1.5 and 4.1.9, or any such issue as is mentioned in paragraphs 4.1.6 and 4.1.7 of Condition 4 which is made to the shareholders or any of them, but before, in each case the relevant adjustment becomes effective under this Condition 4 (such adjustment, a “Retroactive Adjustment”), the Company will, conditional upon the Retroactive Adjustment becoming effective, issue and allot to the exercising Warrantholder in accordance with provisions of Condition 3 and the instructions contained in the Subscription Notice such additional number of Ordinary Shares as, together with the Ordinary Shares issued or to be issued on exercise of the relevant Warrant, is equal to the number of Ordinary Shares which would have been required to be issued on exercise of such Warrant if the adjustment to the Subscription Price had in fact been made immediately after the relevant record date. Such additional Ordinary Shares will be allotted as at, and within 1 month after, the relevant adjustment to the Subscription Price takes place or the date of issue of Ordinary Shares if the adjustment results from the issue of Ordinary Shares.

4.7	If any doubt shall arise as to the appropriate adjustment to the Subscription Price (including, without limitation, pursuant to paragraph 4.1.10 above) a certificate of the Expert shall be conclusive and binding on all concerned.

4.8	The Subscription Price may not be reduced so that, on exercise of Warrants, Ordinary Shares would fall to be issued at a discount to their par value.

4.9	No adjustment shall be made to the Subscription Price when the adjustment would be less than one per cent. of the Subscription Price then in effect and on any adjustment, the resultant Subscription Price shall be rounded down to the nearest one penny. Any adjustment not required to be made, and any amount by which the Subscription Price is rounded down, shall be carried forward and taken into account in any subsequent adjustment.

4.10

Whenever the Subscription Price is adjusted in accordance with this Condition 4 (other than by reason of a consolidation of the share capital of the Company as referred to in paragraph 4.1.1) the number of Ordinary Shares for which a Warrantholder is entitled to

PART VIII — CONDITIONS OF THE WARRANTS—(Continued)

subscribe shall be increased at the same time as such adjustment takes effect. The number of additional Ordinary Shares to which a Warrantholder shall be entitled shall be the number of existing Ordinary Shares for which that Warrantholder would be entitled to subscribe at the date that the adjustment to the Subscription Price takes effect multiplied by the following fraction:

X – Y

Y

Where:

X	is the Subscription Price immediately before the adjustment; and

Y	is the Subscription Price immediately after the adjustment.

For the avoidance of doubt, the adjustment contemplated by this Condition 4.10 shall be effected by adding to the number of Ordinary Shares for which a Warrantholder would be entitled to subscribe immediately prior to such adjustment, the number of Ordinary Shares resulting from the foregoing calculations.

4.11	If an effective resolution is passed on or before the last day of the Subscription Period for the voluntary winding up of the Company then:

4.11.1	if such winding up shall be for the purpose of a reconstruction or amalgamation pursuant to a scheme or arrangement to which an Extraordinary Resolution of Warrantholders shall have consented, the terms of such scheme or arrangement shall be binding on all the Warrantholders;

4.11.2	in any other case, the Company shall forthwith publish a notice stating that a resolution for the voluntary winding up of the Company has been passed and a Warrantholder shall be entitled at any time within three months after the date such notice is published to elect by notice in writing to the specified office of the Company to be treated as if he had, immediately before the date of the passing of the winding up resolution, exercised his Warrants and that Warrantholder shall be entitled to receive out of the assets which would otherwise be available in the liquidation to the holders of Ordinary Shares such a sum (if any) as he would have received had he been the holder of and paid for the Ordinary Shares to which he would have become entitled by virtue of such exercise, after deducting from such sum an amount equal to the moneys which would have been payable by him in respect of such Ordinary Shares if he had exercised his Warrants but nothing contained in this paragraph shall have the effect of requiring a Warrantholder to make any actual payment to the Company; and

4.11.3	if in connection with such winding up the members of the Company approve in accordance with its Articles or section 110 of the Insolvency Act 1986 (i) a distribution of assets in specie to the members, (ii) the vesting in trustees of the whole or any part of the assets of the Company on trust for the benefit of the members or any of them, (iii) a transfer of the whole or part of the Company’s business or property as is referred to in section 110 of the Insolvency Act 1986, or (iv) any similar arrangement, then for the purposes of this paragraph 4.11.3, the sum that the Warrantholder would have received had he been the holder of the Ordinary Shares to which he would have become entitled by virtue of his Subscription Rights shall be such sum as is determined by the Directors on such basis of valuation and valued at such date as the Directors determine with confirmation from the Expert that each such determination is fair and reasonable.

Subject to the foregoing, the Subscription Rights shall lapse on liquidation of the Company.

PART VIII — CONDITIONS OF THE WARRANTS—(Continued)

4.12	If at any time an offer is made to all holders of Ordinary Shares (or all such holders other than the offeror and/or any company controlled by the offeror and/or persons acting in concert with the offeror) to acquire the whole or any part of the issued ordinary share capital of the Company and the Company becomes aware that as a result of such offer the right to cast a majority of the votes which may ordinarily be cast on a poll at a general meeting of the Company has or will become vested in the offeror and/or such companies or persons as aforesaid, the Company shall give notice to the Warrantholders of such vesting within 14 days of its becoming so aware and each Warrantholder shall be entitled, at any time within the period of 30 days immediately following the date of such notice (the “30-day period”), to exercise his Subscription Rights on the terms (subject to any adjustments pursuant to Condition 4.1) on which the same could have been exercised if they had been exercisable on the day on which the Company shall become aware as aforesaid. If the Subscription Period ends during the 30-day period it shall be extended to the last Business Day of the 30-day period. If the Warrantholder does not exercise his right within the 30-day period, the Warrants shall be treated in accordance with Condition 3.6.

5.	Undertakings

5.1	The Company undertakes that, for so long as the Warrants remain exercisable, it will subject as provided in Condition 5.2:

5.1.1	at all times keep available for issue free from pre-emptive rights out of its authorised but unissued capital such number of Ordinary Shares as would enable all of the Warrants and all other rights of subscription for and conversion into such Ordinary Shares to be satisfied in full;

5.1.2	not, without the consent of an Extraordinary Resolution of the Warrantholders, issue or pay up any securities by way of capitalisation of profits or reserves (other than (i) by the issue of fully paid Ordinary Shares and/or Convertible Shares to holders, (ii) by the issue of Ordinary Shares and/or Convertible Shares paid up in full out of distributable profits or reserves or share premium account and issued in lieu of the whole or any part of a cash dividend or (iii) by the issue of fully paid equity share capital (as defined in Section 744 of the Act, “Equity Share Capital”) (other than Ordinary Shares) to the holders of Equity Share Capital of the same class and other persons entitled thereto);

5.1.3

not, without the consent of an Extraordinary Resolution of Warrantholders, modify the rights attaching to the Ordinary Shares or any ordinary share capital with respect to voting, dividends or liquidation or issue any other Equity Share Capital with rights which are more favourable than the rights attaching to the Ordinary Shares but so that nothing in this paragraph 5.1.3 shall prevent (i) the issue of any Equity Share Capital to employees (including directors holding executive office) of the Company or of any Subsidiary or any associated company of the Company or of any Subsidiary pursuant to any employees’ share scheme (which is now in existence or which may be approved by the Company in general meeting) or (ii) any consolidation or subdivision of the Ordinary Shares or the conversion of any Ordinary Shares into stock or vice versa or (iii) without prejudice to any rule of law or legislation (including regulations made under Section 207 of the Companies Act 1989 or any other provision of that or any other legislation), the conversion of Ordinary Shares into, or the issue of any Ordinary Shares in, uncertificated form (or the conversion of Ordinary Shares in uncertificated form to certificated form) or the amendment of the Articles to enable title to securities of the Company (including Ordinary Shares) to be evidenced and transferred without a written instrument or any other alteration to the Articles made in connection with the matters described

PART VIII — CONDITIONS OF THE WARRANTS—(Continued)

in this paragraph or which are supplemental or incidental to any of the foregoing (including any amendments made to enable or facilitate procedures relating to such matters and amendments dealing with the rights and obligations of holders of securities (including Ordinary Shares) dealt with under such procedures) or (iv) any modification to the rights attached to the Ordinary Shares which is not, in the opinion of the Expert, materially prejudicial to the interests of the Warrantholder or (v) any issue of Equity Share Capital where such issue results in an adjustment to the Subscription Price (or would, but for the fact that the adjustment would be less than one per cent.);

5.1.4	procure that, without the consent of an Extraordinary Resolution of Warrantholders, no securities (whether issued by the Company or any Subsidiary of the Company or otherwise procured by the Company or any Subsidiary of the Company to be issued) issued without rights to convert into or exchange or subscribe for Ordinary Shares shall subsequently be granted such rights exercisable at a price per Ordinary Share which is less than 95 per cent. of the Current Market Price per Ordinary Share on the last Dealing Day preceding the date of the announcement of the proposed inclusion of such rights unless the same gives rise (or would, but for the fact that the adjustment would be less than one per cent. of the Subscription Price then in effect, give rise) to an adjustment to the Subscription Price;

5.1.5	procure that at no time shall there be in issue Ordinary Shares of different nominal values;

5.1.6	not take any action which would result in any adjustment of the Subscription Price if, after giving effect thereto, the Subscription Price would, but for the proviso that the Subscription Price shall not be reduced below the par value of the Ordinary Shares, be decreased to such an extent that Ordinary Shares to be issued on exercise of Warrants would fall to be issued below their par value or otherwise could not, under any applicable law then in effect, be legally issued as fully paid; and

5.1.7	not, without the consent of an Extraordinary Resolution of the Warrant holders, reduce its issued share capital, share premium account or capital redemption reserve or any uncalled liability in respect thereof, except (a) pursuant to the terms of issue of the relevant share capital or (b) by means of a purchase or redemption of share capital of the Company to the extent permitted by applicable law or (c) as permitted by Section 130(2) of the Act or (d) a reduction of the share premium account which requires the confirmation of the Court and which does not involve the return, either directly or indirectly, of an amount standing to the credit of the share premium account of the Company and in respect of which the Company shall have tendered to the Court such undertaking as it may require prohibiting, so long as any of the Warrants remains outstanding, the distribution (except by way of capitalisation issue) of any reserve which may arise in the books of the Company as a result of such reduction or (e) where the reduction does not involve any distribution of assets and is effected by way of cancellation for the purposes of a scheme of arrangement pursuant to Section 425 of the Act or (f) by way of transfer of reserves as permitted under applicable laws or (g) solely in relation to a change in the currency in which the nominal amount of the Ordinary Shares is expressed or (h) where the reduction is permitted by applicable law and the Expert has determined that the interests of Warrantholders would not be prejudiced by such reduction or (i) where the reduction results in (or would, but for the fact that the adjustment would be less than one per cent. of the Subscription Price then in effect, result in) an adjustment to the Subscription Price.

PART VIII — CONDITIONS OF THE WARRANTS—(Continued)

5.2	Nothing in this Condition 5 shall prevent, and no adjustment to the Subscription Price shall be made under any provisions of any of the Conditions as a result of:

5.2.1	any actions taken by the Company to effect the capital reduction described in the Scheme Document;

5.2.2	any issue of Ordinary Shares or New Bonds pursuant to the Restructuring; or

5.2.3	any issue of Convertible Shares pursuant to the terms of the Contribution Agreement or any conversion of such Convertible Shares.

6.	Meetings of Warrantholders

6.1	All or any of the rights for the time being attached to the Warrants may from time to time (whether or not the Company is being wound up) be altered or abrogated by the Company with the sanction of an Extraordinary Resolution of the Warrantholders. All the provisions of the Articles for the time being of the Company as to General Meetings shall apply mutatis mutandis as though the Warrants were a class of shares forming part of the capital of the Company but so that:

6.1.1	the necessary quorum shall be the Warrantholders present (in person or by proxy) holding Warrants giving the right to subscribe for at least one third in nominal amount of the Ordinary Shares attributable to the outstanding Warrants;

6.1.2	every Warrantholder present in person or by proxy at any such meeting shall be entitled on a poll to one vote for every Ordinary Share for which he is entitled to subscribe;

6.1.3	any Warrantholder present in person or by proxy may demand or join in demanding a poll;

6.1.4	at any adjourned meeting those Warrantholders present in person or by proxy shall be a quorum (whatever the number of Warrants held or represented by them); and

6.1.5	the period of notice of any meeting of Warrantholders (other than an adjourned meeting) shall be at least 21 clear days.

6.2	A resolution in writing signed by or on behalf of the holders of not less than 75 per cent. of the Warrants who for the time being are entitled to receive notice of a meeting in accordance with the provisions herein contained shall for all purposes be as valid and effectual as an Extraordinary Resolution passed at a meeting of such Warrantholders duly convened and held in accordance with the provisions herein contained. Such resolution in writing may be contained in one document or in several documents in like form each signed by or on behalf of one or more of the Warrantholders.

7.	Determinations by the Expert

7.1	Any determination or adjustment made pursuant to the Conditions by the Expert shall be made by the Expert as an expert and not as an arbiter and any such determination or adjustment made by them shall be final and binding on the Company and each of the Warrantholders (save in the case of manifest error). For the purposes of the Conditions “Expert” means an independent investment bank of international repute in London selected by the Company.

8.	Tax

8.1

The Company will pay any United Kingdom stamp, issue, registration or similar taxes (i) imposed on the Company in the United Kingdom in connection with the issue of Ordinary Shares on exercise of the Subscription Rights, except where the Ordinary

PART VIII — CONDITIONS OF THE WARRANTS—(Continued)

Shares are issued to a person whose business is, or includes, issuing depositary receipts, or a nominee of or agent for such a person, or a person whose business is, or includes, the provision of clearance services for the purchase or sale of chargeable securities, or a nominee of or agent for such a person, or (ii) payable upon the Warrant Instrument being produced in evidence in any proceedings in connection with the enforcement of the Warrant Instrument, the Warrants or the Subscription Rights.

8.2	For the avoidance of doubt, the Company is not responsible for the payment of any taxes, duties and other governmental charges as may be payable in relation to the transfer of a Warrant.

9.	Purchase by Company

9.1	The Company may at any time purchase Warrants at any price in the open market or by tender or private treaty. Warrants so purchased shall be cancelled.

10.	Notices and Governing Law

10.1	Each notice or other communication under these Conditions shall be sent:

10.1.1	to any Warrantholder holding Warrants in certificated form in the manner and to the address provided for in Schedule 4 to the Warrant Instrument;

10.1.2	to any Warrantholder holding Warrants in uncertificated form by delivery of the relevant notice to the Operator for transmission to Warrantholders;

10.1.3	to the Registrar by letter to the Specified Office; and

10.1.4	to the Company by letter to its registered office from time to time.

10.2	Warrantholders are deemed to have notice of all the provisions of the Warrant Instrument and such provisions are binding on them. Copies of the Warrant Instrument will be available for inspection at the Specified Office.

10.3	The Warrants shall be governed by, and construed in accordance with, the Law of Scotland.

10.4	The Scottish courts have exclusive jurisdiction to settle any dispute arising out of or in connection with the Warrants and the Company and each Warrantholder irrevocably submit to the exclusive jurisdiction of the Scottish Courts.

10.5	The Company and each Warrantholder irrevocably waive any objection to the Scottish courts on grounds that they are an inconvenient or inappropriate forum to settle any such dispute.

SPECIFIED OFFICE

Registrar

Lloyds TSB Registrars

The Causeway

Worthing BN99 6DA

PART IX — DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS

This Part sets out a summary of the material terms of the New ADRs and the Deposit Agreement.

AMERICAN DEPOSITARY RECEIPTS

Background

Pursuant to an amended and restated Deposit Agreement, dated as of March 18, 2003 (the Company Deposit Agreement), by and among British Energy, JPMorgan Chase Bank, N.A., as depositary and the holders of British Energy American Depositary Receipts (British Energy ADRs), British Energy ADRs are issued, each representing ownership interests in 75 Ordinary Shares of British Energy, or evidence the right to receive 75 Ordinary Shares of British Energy. If the New ADRs qualify for listing on the NYSE, on or prior to Admission, the Company will enter into a Deposit Agreement (the Deposit Agreement) with JPMorgan Chase Bank, N.A., as depositary (the Depositary) and the holders of New British Energy American Depositary Receipts (New ADRs). Pursuant to the Deposit Agreement, the Depositary will issue New ADRs, each representing ownership interests in four New Shares, or evidence the right to receive four New Shares. The terms and conditions of the Deposit Agreement are summarized below.

Listing on the NYSE

On 28 September 2004, the NYSE suspended trading in the British Energy ADRs and commenced proceedings to permanently delist British Energy ADRs from the NYSE. The NYSE announced it had taken this action in response to British Energy’s announcement on 23 September 2004 of its intent to delist the Ordinary Shares and A Shares from the London Stock Exchange. British Energy has appealed the NYSE’s decision to delist the British Energy ADRs. However, there can be no assurance that its appeal will be successful or that British Energy or the Company will meet the relevant listing criteria on the NYSE for the New ADRs.

If the Members’ Scheme becomes Effective and British Energy or the Company satisfies the relevant listing criteria for the NYSE, the New ADRs will be listed for trading on the NYSE on Admission. If the Members’ Scheme does not become Effective, or the Members’ Scheme becomes Effective and neither British Energy nor the Company are able to satisfy the relevant listing criteria for the NYSE on or prior to Admission, New ADRs will not be issued or listed on the NYSE at that time. In that event, we have agreed to apply to take all reasonable steps to list our New ADRs on the NYSE at such time following Admission as we are able to satisfy the NYSE listing criteria. In such circumstances, however, we will be required to satisfy the NYSE’s listing criteria for new securities, including minimum public float and minimum shareholder eligibility requirements that we may not be able to satisfy immediately after Admission.

The following description of the Deposit Agreement and New ADRs assumes that British Energy or the Company will be able to satisfy the relevant listing criteria of, and the New ADRs will be approved for trading by the NYSE as of Admission.

Important information regarding New ADRs

If the Members’ Scheme becomes Effective and British Energy or the Company satisfies the relevant listing criteria for the NYSE on or prior to Admission, all British Energy ADRs will be cancelled and shareholders who hold British Energy ADRs will be issued New ADRs by the ADR Depositary at a ratio of 3 New ADRs to 8 British Energy ADRs. No fractional ADRs will be issued. The Company will pay any SDRT due in connection with the initial issuance of New ADRs to existing holders of British Energy ADRs. Bondholders that elect to receive New ADRs in connection with the Creditors’ Scheme will be responsible for all stamp, transfer and issuance fees and taxes incurred in connection with the transfer and deposit of New Shares pursuant to the ADR Deposit Agreement. In the event that a holder of British Energy ADRs withdraws or cancels its British Energy ADRs and receives the underlying ordinary shares or other distributions to which it is entitled, a fee of $0.05 per British Energy ADR will be assessed by the Depositary in accordance with the terms of the Company Deposit Agreement.

PART IX — DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS—(Continued)

Following the initial distribution of New ADRs in connection with the Restructuring described above, holders that wish to deposit their New Shares pursuant to the Deposit Agreement and receive New ADRs will be responsible for all applicable fees, taxes and expenses as described in the Deposit Agreement and the ADRs.

Description of Deposit Agreement and New ADRs

The Depositary will issue the New ADRs. Each New ADR represents an American Depositary Share which represents an ownership interest in four New Shares, or evidences the right to receive four New Shares. The Company will deposit the New Shares (or the right to receive such shares) with the custodian, JPMorgan Chase Bank, N.A. (together with any successor or successors thereto, the “Custodian”), currently located at 1 Chaseside-Dorset Building, Ground Floor, Bournemouth BH7 7DA United Kingdom. Each New ADR will also represent securities, cash or other property deposited with the Custodian but not distributed to ADR holders.

New ADRs may be held either directly or indirectly through a broker or other financial institution. The discussion below assumes the New ADRs are held directly, in which case the direct holder is referred to as the “ADR holder”. Only persons in whose names New ADRs are registered on the books of the Depositary will be treated by the Depositary and New British Energy, as ADR holders. If the New ADRs are held indirectly, then the procedures of the broker or other financial institution must be relied on to assert the rights of ADR holders described in the discussion below. ADR holders should consult with their broker or financial institution to find out what those procedures are.

As the Depositary will actually hold the New Shares, direct and indirect holders of New ADRs must rely on it to exercise the rights of a shareholder. The obligations of the Depositary will be set out in an agreement among New British Energy, JPMorgan Chase Bank, N.A. (as Depositary), ADR holders, and the owners of beneficial interests in the New ADRs (the Deposit Agreement). The Deposit Agreement and the New ADRs are governed by New York law.

The following is a summary of the terms of the Deposit Agreement (including the exhibits thereto) and the New ADRs. This summary does not purport to be complete and is qualified in its entirety by reference to the Deposit Agreement. Copies of the Deposit Agreement and the New ADR are available for inspection at the principal New York office of JPMorgan Chase Bank, N.A., currently located at 4 New York Plaza, New York, New York 10004. Terms used herein and not otherwise defined shall have the meanings set forth in the Deposit Agreement or in the New ADR, as the case may be.

Share dividends and other distributions

The Depositary has agreed to pay to the ADR holders the cash dividends or other distributions it or the custodian receives on New Shares or other deposited securities after deducting its expenses (including stamp taxes if any). Each ADR holder will receive these distributions in proportion to the number of New Shares its New ADRs represent.

Cash

The Depositary will convert any cash dividend or other cash distribution the Company pays on the New Shares into US dollars, if legally permitted. The Depositary will endeavour to distribute such cash in a practicable manner, and may deduct any expenses of converting foreign currency and transferring funds to the US, and certain other expenses and adjustments.

Before making a distribution, any withholding taxes that must be paid under English law will be deducted. A further description of tax considerations is set out in Part X: Additional information. The Depositary will distribute only whole US dollars and cents. Fractional cents will be withheld without liability and dealt with by the Depositary in accordance with its then current practices. There can be no assurances that the Depositary will be able to convert any currency at a specified rate and some or all of the value of the distribution may be lost.

PART IX — DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS—(Continued)

Shares

In the case of a dividend or distribution of the Company in the form of shares, the Depositary will issue additional New ADRs to evidence the number of New ADRs representing such shares. Only whole New ADRs will be issued. Any shares which would result in fractional entitlements will be sold and the net proceeds distributed to those ADR holders who are entitled.

Rights to receive additional shares

If the Company offers holders of New Shares any rights to subscribe for additional New Shares or any other rights, then to the extent the Company provides satisfactory evidence to the Depositary that it may lawfully distribute such rights, the Depositary may distribute warrants or other instruments representing such rights. However, if the Company does not provide such evidence, the Depositary may sell such rights if practicable and distribute the cash proceeds, or if the sale of such rights is not practicable the Depositary may allow the rights to lapse. In such case, the ADR holder will receive no value for them.

The Depositary will have discretion as to the procedure to be followed in making these rights available to the ADR holder or in disposing of such rights for the benefit of any ADR holders and making the net proceeds available to such ADR holders.

The Company has no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

Other distributions

In the case of a distribution of securities or property other than those described above, the Depositary may either: (i) distribute such securities or property in any manner it deems practicable and equitable; or (ii) sell such securities or property and distribute any net proceeds in the same manner as it distributes cash.

Deposit, withdrawal and cancellation

The Depositary will issue New ADRs if the ADR holder deposits New Shares or evidence of rights to receive New Shares, with the Custodian. Upon each deposit of shares, receipt of related documentation and payment of its fees and expenses (and of any taxes or charges), the Depositary will issue New ADRs in the name of entitled persons. Certificated New ADRs will be delivered at the Depositary’s principal New York office or any other location that it may designate. If New ADRs are in book-entry form, a statement setting out such ownership interest will be mailed to holders by the Depositary. All of the New ADRs issued by the Depositary will, unless specifically requested to the contrary, be part of the Depositary’s book-entry direct registration system and registered holders will receive periodic statements from the Depositary showing the number of New ADRs in the holder’s name.

The ADR holder may turn in its New ADRs at the Depositary’s office. Upon payment of its fees and expenses and of any taxes or charges (such as stamp taxes or stock transfer taxes or fees) the Depositary will deliver the underlying New Shares and any other deposited securities underlying the ADR, at the office of the Custodian. Alternatively, at the ADR holder’s request, risk and expense, the Depositary may deliver the deposited securities to such other place as the ADR holder may request.

Record dates

The Depositary may, after consultation with the Company if practicable, fix a record date (which will be as near as practicable to any corresponding record date set by the Company) for the determination of the ADR holders who will be entitled to receive any distribution on or in respect of the deposited New Shares or other deposited securities underlying the New ADRs, to give instructions for the exercise of any voting rights in respect of those New Shares, to receive any notice or to act in respect of other matters and only such ADR holders at the close of business on such record date will be so entitled.

PART IX — DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS—(Continued)

Voting rights

If the Depositary asks ADR holders to provide it with voting instructions the ADR holder may instruct the Depositary how to exercise the voting rights for the underlying New Shares. After receiving voting materials from the Company, the Depositary will notify the ADR holders of the upcoming vote and arrange to deliver the Company’s voting materials to the ADR holders. The notice will explain how each person who is an ADR holder on the record date, may instruct the Depositary to vote the New Shares or other deposited securities. For instructions to be valid, the Depositary must receive them on or before the date specified. The Depositary will try, as far as practical, subject to the provisions of or governing the deposited securities, to vote or to have its agents vote the New Shares or other deposited securities as the ADR holder instructs. The Depositary will only vote or attempt to vote as the ADR holder instructs. The Depositary will not exercise any voting discretion.

The Company cannot assure that the ADR holder will receive the voting materials in time to ensure that it can instruct the Depositary to vote their New Shares. In addition, the Depositary and its agents are not responsible for failing to carry out voting instructions, for the manner of carrying out voting instructions or the effect of any vote. This means that the ADR holder may not be able to exercise its right to vote and there may be nothing the ADR holder can do if the shares are not voted as requested.

Fees and expenses

ADR holders must pay:	For:
US$0.05 per New ADR	Each issuance of a New ADR, including issuances against the deposit of New Shares or as a result of a distribution of shares or rights or other property. Each cancellation of an ADR, including if the Deposit Agreement terminates.

Registration or transfer fees	Registration and transfer of shares on the share register of the Company’s registrar from the holder’s name to the name of the depositary or its agent when shares are deposited, or from the depositary’s name to the holder’s name when shares are withdrawn.

Expenses of the Depositary	Conversion of sterling to US dollars, cable, telex and facsimile transmission expenses and taxes and other governmental charges.

Taxes and other governmental charges The Depositary or the Custodian have to pay on any New ADR or share underlying a New ADR, for example, stock transfer taxes, stamp duty, SDRT or withholding taxes	As necessary.

Payment of taxes

The ADR holder will be responsible for any taxes or other governmental charges imposed on the Depositary or the beneficial owner of the New ADRs as a consequence of owning the New ADRs or on the deposited securities underlying its New ADRs. The Depositary may refuse to transfer an ADR holder’s New ADRs or allow it to withdraw the deposited securities underlying its New ADRs until such taxes or other charges are paid. It may apply payments owed to the ADR holder or sell deposited securities underlying the New ADRs to pay any taxes owed and the

PART IX — DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS—(Continued)

ADR holder will remain liable for any deficiency. If the Depositary sells deposited securities, it will, if appropriate, reduce the number of New ADRs to reflect the sale and pay to the ADR holder any proceeds, or send any property, remaining after it has paid the taxes.

Reclassifications, recapitalisations and mergers

If the Company takes certain actions that affect the deposited securities, including: (i) any change in par value, split up, consolidation, cancellation or other reclassification of deposited securities; and (ii) any recapitalisation, reorganisation, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all our assets, then the Depositary may choose to either:

•	amend the form of New ADR;

•	distribute additional or amended New ADRs;

•	distribute cash, securities or other property it has received in connection with such actions;

•	sell any securities or property received and distribute the proceeds as cash; or

•	none of the above.

If the Depositary does not choose any of the above any of the cash, securities or other property it receives shall constitute part of the deposited securities and each ADR will then represent a proportionate interest in such property.

Amendment and termination

The Company may agree with the Depositary to amend the Deposit Agreement and the New ADRs without the consent of the ADR holder for any reason. ADR holders will be given at least 30 days notice of any amendment that imposes or increases any fees or charges other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or affects any substantial existing right of ADR holders. If an ADR holder continues to hold New ADRs after being so notified and until the effective date of the amendment, the ADR holder is deemed to agree to such amendment. An amendment can become effective before such notice is given if this is necessary to ensure compliance with a new law, rule or regulation.

No amendment will impair the right of ADR holders to surrender their New ADRs and to receive the underlying New Shares, except in order to comply with mandatory provisions of applicable law.

The Depositary may terminate the Deposit Agreement by giving the ADR holders at least 30 days prior notice, and it must do so at the request of New British Energy. After termination, the Depositary’s only responsibility will be to: (i) deliver deposited securities to ADR holders who surrender their New ADRs; and (ii) hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the Depositary will sell the deposited securities which remain and hold the net proceeds of such sales, without liability for interest, in trust for the ADR holders who have not yet surrendered their New ADRs. After making such sale, the Depositary will have no obligations except to account for such proceeds and other cash.

Limitations on obligations and liability to ADR holders

The Deposit Agreement expressly limits the obligations and liability of the Depositary, the Company and our respective agents. Neither the Company nor the Depositary will be liable:

•	if prevented or hindered in performing any obligation by circumstances beyond their control, including, without limitation, requirements of law, rule, regulation, the terms of the deposited securities, and acts of God;

PART IX — DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS—(Continued)

•	for exercising or failing to exercise discretion under the Deposit Agreement;

•	for performing their obligations without gross negligence or bad faith; or

•	for any action based on advice or information from legal counsel, accountants, any person presenting shares for deposit, any ADR holder, or other person believed to be qualified to give such advice or information.

Neither the Depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the New ADRs. The Company and our agents will only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the New ADRs, which in our opinion may involve it in expense or liability, if indemnified to its satisfaction against all liabilities and expenses (including fees and disbursements of counsel).

The Depositary may own and deal in securities of the Company and in New ADRs.

Requirements for ADR Depositary actions

The Depositary or the Custodian may refuse to:

•	issue, register or transfer a New ADR or New ADRs;

•	effect a split-up or combination of New ADRs;

•	deliver distributions on any such New ADRs; or

•	permit the withdrawal of deposited securities;

Until the following conditions have been met:

•	the ADR holder has paid all taxes, governmental charges, and fees and expenses as required in the agreement;

•	the ADR holder has provided proof satisfactory to the Depositary of the identity and genuineness of any signature, if the Depositary so requires, or of any other information the Depositary may deem necessary may deem necessary or proper, including information as to citizenship, residence, exchange control approval, ownership of securities, and compliance with legal and other requirements; and

•	the ADR holder has complied with all US or foreign laws or governmental regulations relating to the New ADRs or to the withdrawal of deposited securities.

The Depositary may also suspend the issue of New ADRs, the deposit of shares, the registration, transfer, split up or combination of New ADRs, or the withdrawal of deposited securities, if the register for New ADRs or any deposited securities is closed or when such action is deemed advisable by the Company or the Depositary.

Disclosure of interests

Holders of New ADRs, are obliged to comply with any requests from the Company for information as to the capacity in which they own ADRs, the identity of any other person interested in your ADRs, the nature and extent of such interest, and any other information required by the Company. The failure to timely comply with such a request for information could result in the loss of voting rights, transfer rights, and rights to dividends and other distributions on the shares underlying New ADRs held by such person. In addition, holders of New ADRs are obliged to comply with provisions of UK law and the Memorandum and Articles of Association of the Company relating to the disclosure of ownership interests in excess of certain percentages (currently 3 per cent).

PART IX — DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS—(Continued)

Pre-release of ADRs

The Depositary may issue New ADRs prior to the deposit with the custodian of New Shares, based on the deposit of rights to receive New Shares. This is called a pre-release of the ADRs. A pre-release is closed out as soon as the underlying New Shares (or rights to receive such New Shares from either the Company or any registrar, transfer agent, clearing agent or similar entity) are delivered to the Depositary. The Depositary may pre-release New ADRs only if:

•	the depositary has received collateral for the full market value of the pre- released ADRs and such collateral is marked to market daily; and

•	each recipient of pre-released ADRs agrees in writing that he or she:

1.	owns the underlying New Shares;

2.	assigns all rights in such New Shares to the Depositary;

3.	holds such New Shares for the account of the Depositary; and

4.	will deliver such New Shares to the custodian as soon as practicable, and promptly if the Depositary so demands.

In general, the number of pre-released ADRs will not evidence more than 30 per cent. of all ADRs outstanding at any given time (excluding those evidenced by pre-released ADRs). However, the depositary may change or disregard such limit from time to time as it deems appropriate. The Depositary may retain for its own account any earnings on collateral for pre-released ADRs and its charges for issuance thereof.

The ADR Depositary may also suspend the issue of ADRs, the deposit of shares, the registration, transfer, split up or combination of ADRs, or the withdrawal of deposited securities, if the register for ADRs or any deposited securities is closed in connection with voting at a shareholders’ meeting or the payment of dividends.

PART X — ADDITIONAL INFORMATION

CONTENTS	Page Number
Incorporation and registered office	458
Share capital	458
Memorandum and articles of association	462
Convertible shares and special share and limitations on Shareholders	471
Directors and senior management	478
Directors’ and other interests	481
Directors’ service agreements and letters of appointment	482
Employee share incentive plans	486
Pensions	504
Principal subsidiaries and associated undertakings	509
Principal establishments	511
Taxation	512
Working capital	525
Significant change	526
Historic insurance arrangements	527
Litigation	530
Material contracts	533
Electricity generation and supply licences	655
General	659
Listing and settlement	660
Documents for inspection	660
Use of proceeds.	661

1.	INCORPORATION AND REGISTERED OFFICE

British Energy Group plc (New British Energy)

1.1	We were incorporated and registered in Scotland on 2 July 2004 with registered number 270184 under the Act as a public company limited by shares with the name of British Energy Group plc.

1.2	Our registered office is at 3 Redwood Crescent, Peel Park, East Kilbride, Scotland G74 5PR.

British Energy Holdings plc (Holdings plc)

1.3	Our subsidiary Holdings plc was incorporated and registered in Scotland on 2 July 2004 with registered number 270186 under the Act as a public company limited by shares with the name of British Energy Holdings plc.

1.4	The registered office of Holdings plc is at 3 Redwood Crescent, Peel Park, East Kilbride, Scotland G74 5PR.

2.	SHARE CAPITAL

New British Energy

2.1	On incorporation our authorised share capital was £50,000 divided into 50,000 ordinary shares of £1.00 each. Since then there have been the following changes in our authorised and issued share capital:

2.1.1

on 5 October 2004, a special resolution was adopted (i) increasing our authorised share capital to £50,000.20 by the creation of two further ordinary shares of 10p each, (ii) authorising the directors to allot the two new ordinary shares of 10p as they see fit, and (iii) disapplying the statutory pre-emption rights that would otherwise apply to this allotment. On the same day, a further special resolution was

PART X — ADDITIONAL INFORMATION—(Continued)

adopted reclassifying the 50,000 issued ordinary shares of £1.00 each as 50,000 non-voting ordinary shares of £1.00 each. Contemporaneously with and conditional on the passing of the second resolution, the two new ordinary shares of 10p were allotted and issued to the Initial Shareholder. The 50,000 ordinary shares subsequently reclassified as non-voting ordinary shares were at that time held on trust for British Energy and, following these resolutions being passed, were transferred by the nominees to British Energy;

2.1.2	after the Restructuring Effective Date, we will effect the New British Energy Reduction in accordance with section 135 of the Act. The New British Energy Reduction will eliminate our share premium account and the resulting reserve will, subject to sanction by the Court, be transferred to our profit and loss account. The resolutions approving the New British Energy Reduction will be adopted in advance of the Restructuring Effective Date by the Initial Shareholder. However, the Court hearing to sanction the New British Energy Reduction will be held after the Restructuring Effective Date and the New British Energy Reduction is therefore expected to be effected after Admission;

2.1.3	prior to Admission:

(a)	we will enter into a share purchase agreement with British Energy allowing us to repurchase the 50,000 non-voting ordinary shares of £1.00 each held by British Energy at par following Admission. The repurchase will be funded out of our distributable profits available for this purpose, and the repurchase will be made “off-market”. We anticipate that the repurchase will be effected shortly after the New British Energy Reduction referred to in paragraph 2.1.2 above. In accordance with the requirements of section 164 of the Act, the share purchase contract will be approved in advance by a special resolution of the Initial Shareholder. Once repurchased, the 50,000 non-voting ordinary shares of £1.00 each will be cancelled;

(b)	the Initial Shareholder will also approve an increase of our authorised share capital to £480,050,001, comprising the creation of a further 2,799,999,998 ordinary shares of 10p each, 2,000,000,000 Convertible Shares and a Special Share. At the same time, we will adopt new articles of association (Articles) which will, amongst other things, prescribe the rights attaching to the ordinary shares, the Convertible Shares and the Special Share;

(c)	subject to and conditional on the Restructuring becoming effective, the Directors will be generally and unconditionally authorised by special resolution for the purposes of section 80(1) of the Act to exercise all the powers of New British Energy to allot relevant securities (within the meaning of that section) up to an aggregate nominal value of £477,754,375, such authority to expire five years after the passing of the resolution, provided that New British Energy may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after expiry of the authority and the Directors may allot relevant securities in pursuance of that offer or agreement as if the authority conferred by the resolution had not expired. This authority will ensure the Directors are able to allot the £56,101,655.30 nominal of ordinary shares of 10p each to be issued pursuant to the Creditor Restructuring Agreement, the Members’ Scheme and the Creditors’ Scheme, £200,000,000 nominal of Convertible Shares and £200,000,000 nominal of ordinary shares of 10p each to be issued on conversion of the Convertible Shares, £2,952,718.70 nominal of Warrants, a Special Share of £1.00 nominal, and otherwise a further £18,700,000 nominal of relevant securities (being approximately one third of the aggregate nominal value of the ordinary shares of 10p each expected to be in issue as at Admission);

PART X — ADDITIONAL INFORMATION—(Continued)

(d)	subject to and conditional on the Restructuring becoming effective, the Directors will be authorised by special resolution to allot equity securities (as defined in section 94(2) of the Act) for cash pursuant to the authority referred to in paragraph 2.1.3(c) above as if section 89 of the Act did not apply to such allotment, provided that the authority shall be limited to the allotment of:

(i)	equity securities in connection with a rights issue in favour of the holders of the equity securities, or in connection with any other form of issue of such securities in which holders are offered the right to participate, in proportion (as nearly as may be) to the respective number of ordinary shares held by them, subject only to such exclusions or other arrangements as the directors consider necessary or expedient in relation to fractional entitlements or legal or practical problems arising in connection with the laws of, or the requirements of, any generally recognised regulatory body or stock exchange in any territory; and

(ii)	(other than under (i) above) equity securities having a nominal value not exceeding in aggregate £461,859,375,

and further provided that:

(1)	the power conferred on the Directors by the resolution shall also apply to a sale of treasury shares, which is an allotment of equity securities by virtue of section 94(3A) of the Act;

(2)	unless renewed, the power conferred on the Directors by the resolution shall expire five years after the passing of the resolution; and

(3)	New British Energy may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if the power conferred by the resolution had not expired.

This authority will allow the Directors to allot for cash the £56,101,655.30 nominal of ordinary shares of 10p each to be issued pursuant to the Creditor Restructuring Agreement, the Members’ Scheme and the Creditors’ Scheme, £200,000,000 nominal of Convertible Shares and £200,000,000 nominal of ordinary shares of 10p each to be issued on conversion of the Convertible Shares, £2,952,718.70 nominal of Warrants, a Special Share of £1.00 nominal, a further £18,700,000 nominal of equity securities by way of rights issue and otherwise a further £2,805,000 nominal of equity securities (being approximately five per cent. of the aggregate nominal value of the ordinary shares of 10p each expected to be in issue as at Admission);

(e)

subject to and conditional on the Restructuring becoming effective, the Directors will be authorised by special resolution to make market purchases of up to 28,050,000 ordinary shares (being approximately five per cent. of the aggregate nominal value of the ordinary shares expected to be in issue as at Admission) at a minimum price equal to the par value per share and a maximum price of an amount equal to 105 per cent. of the average of the middle market quotation for an ordinary share, provided that the authority conferred by the resolution shall expire at the earlier of the conclusion of the next annual general meeting of New British Energy and fifteen months from the date of the resolution, but a contract of purchase may be made before such expiry which will or may be completed wholly or partly thereafter, and

PART X — ADDITIONAL INFORMATION—(Continued)

a purchase of ordinary shares may be made in pursuance of any such contract;

(f)	we will allot and issue a Special Share in New British Energy which will be held jointly by the Secretary of State and the Secretary of State for Scotland.

2.2	Immediately upon Admission, our authorised share capital will be £480,050,001 divided into 2,800,000,000 ordinary shares of 10p each, of which 561,016,553 will be issued and fully paid and 2,238,983,447 will remain unissued, 50,000 non-voting ordinary shares of £1 each of which all will be issued and fully paid, 2,000,000,000 Convertible Shares of which none will been issued and 1 Special Share which will be issued and fully paid. Of the unissued share capital, 2,029,527,187 ordinary shares will be reserved for issue on exercise of the Warrants and on conversion of the Convertible Shares (details of which are set out in paragraph 4.1 below).

2.3	We will be subject to the continuing obligations of the UKLA with regard to the issue of securities for cash and the provisions of section 89 of the Act (which confers on shareholders rights of pre-emption in respect of the allotment of equity securities which are, or are to be, paid up in cash) apply to the balance of our authorised but unissued share capital which is not the subject of the disapplication referred to above.

2.4	Save as disclosed in this Part:

2.4.1	since 23 November 2001 (being the date 3 years prior to the latest practicable date prior to publication of this document) we have not made any changes in the amount of issued share capital or loan capital and none of our subsidiary undertakings have made any material changes in the amount of issued share capital or loan capital (otherwise than intra-Group issues by wholly-owned subsidiary undertakings and pro rata issues by partly-owned subsidiary undertakings) for cash or other consideration;

2.4.2	since 23 November 2001 (being the date 3 years prior to the latest practicable date prior to publication of this document) we and none of our subsidiary undertakings have granted any commissions, discounts, brokerages or other special terms in connection with the issue, conversion or sale of any share or loan capital by us or any of our subsidiary undertakings; and

2.4.3	none of our or our subsidiaries’ share or loan capital is under option or is agreed conditionally or unconditionally to be put under option.

2.5	Our ordinary shares are in registered form and are capable of being held in uncertificated form.

Holdings plc

2.6	On incorporation our authorised share capital was £50,000 divided into 50,000 ordinary shares of £1.00 each. Since then there have been the following changes in our authorised and issued share capital:

2.6.1	on 5 October 2004, a special resolution was adopted (i) increasing our authorised share capital to £50,001 by the creation of a further ordinary share of £1.00, (ii) authorising the directors to allot the new ordinary share of £1.00 as they see fit, and (iii) disapplying the statutory pre-emption rights that would otherwise apply to this allotment. On the same day, a further special resolution was adopted reclassifying the 50,000 issued ordinary shares of £1.00 each as 50,000 non-voting ordinary shares of £1.00 each. Contemporaneously with and conditional on the passing of the second resolution, the new ordinary share of £1.00 was allotted and issued to New British Energy. The 50,000 ordinary shares subsequently reclassified as non-voting ordinary shares were at that time held on trust for British Energy plc and, following these resolutions being passed, were transferred by the nominees to British Energy plc;

PART X — ADDITIONAL INFORMATION—(Continued)

2.6.2	prior to Admission:

(a)	we will enter into a share purchase agreement with British Energy plc allowing us to repurchase the 50,000 non-voting ordinary shares held by British Energy plc at par following Admission. The repurchase will be funded out of our distributable profits available for this purpose, and the repurchase will be made “off-market”. We anticipate that the repurchase will be effected after Admission, although we do not know when we will have sufficient distributable profits available to effect the repurchase. In accordance with the requirements of section 164 of the Act, the share purchase contract will be approved in advance by a special resolution passed by New British Energy as holder of the one ordinary share of £1.00 in issue at the time of the resolution. Once repurchased, the 50,000 non-voting ordinary shares will be cancelled;

(b)	New British Energy as holder of the one ordinary share of £1.00 in issue at the time of the resolution will also approve an increase of our authorised share capital to £20,050,002, comprising the creation of a further 19,999,999 ordinary shares of £1.00 each, one non-voting deferred share of £1.00 (Deferred Share), and a Special Share. The directors will be authorised by special resolution to allot these new shares as they see fit, and the shareholders will also approve the disapplication of the statutory pre-emption rights of section 89 of the Act in relation to these shares. At the same time, we will adopt new articles of association which will, amongst other things, prescribe the rights attaching to the ordinary shares of £1.00 each, the Deferred Share and the Special Share; and

(c)	we will allot and issue a Special Share in Holdings plc which will be held jointly by the Secretary of State and the Secretary of State for Scotland.

2.6.3	Immediately upon Admission, our authorised share capital will be £20,050,002 divided into 20,000,000 ordinary shares of £1.00 each, of which 10,000,000 will be issued and fully paid and 10,000,000 will remain unissued, 50,000 non-voting ordinary shares of £1.00 each of which all will be issued and fully paid, one Deferred Share which will remain unissued, and one Special Share which will be issued and fully paid.

British Energy

2.7	On 23 November 2001 (being the date 3 years prior to the latest practicable date prior to publication of this document) the authorised share capital of British Energy was £875m divided into 991,679,020 ordinary shares of 44 28/43 pence each, 720,339,029 A Shares of 60 pence each and one special rights redeemable preference share of £1, of which 620,362,444 ordinary shares of 44 28/43 pence each, 80,908,247 A Shares of 60 pence each, 74,752,351 deferred A Shares of 60 pence each and the one special rights redeemable preference share of £1 were issued and fully paid and the remainder were unissued. Since that date, no changes have been made to the authorised and issued share capital of British Energy.

3.	MEMORANDUM AND ARTICLES OF ASSOCIATION

New British Energy

3.1	Clause 4 of our memorandum of association (Memorandum) states that our principal objects are, amongst other things, to carry on the business of a holding company. Our objects are set out in full in clause 4 of our Memorandum which is available for inspection at the address specified in paragraph 21 below.

3.2

We will adopt the Articles as described in paragraph 2.1.3(b) above. A summary of certain provisions of the Articles is set out below. For further details, please refer to the Articles which are available for inspection as described in paragraph 21 below. In the following,

PART X — ADDITIONAL INFORMATION—(Continued)

references to the “Statutes” are to the Act and all statutes and subordinated legislation made thereunder, for the time being in force concerning companies and affecting the Company.

3.2.1	Voting rights

Subject to the provisions of the Articles and to any special rights or restrictions as to voting for the time being attached to any shares, every Shareholder present at any general meeting has one vote on a show of hands and, on a poll, every Shareholder present in person or by proxy has one vote for each share which they hold or represent.

Voting at all meetings of Shareholders is by a show of hands unless a poll is demanded by the chairman of the meeting, by at least five Shareholders at the meeting who are entitled to vote on the resolution (or their proxies), by one or more Shareholders at the meeting entitled to vote (or their proxies) and who have, between them, not less than 10 per cent. of the total votes of all Shareholders who have the right to vote at the meeting, or by one or more Shareholders at the meeting entitled to vote (or their proxies) who have, between them, shares conferring the right to vote on a resolution on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Having regard to the requirements of the Listing Rules, if the holder of, or any person appearing to be interested in, any share in the Company has been served with a notice under section 212 of the Act and, in respect of that share (a default share), has not supplied to the Company the information required by the section 212 notice, the following restrictions shall apply:

(a)	if the default shares represent less than 0.25 per cent. in nominal value of the issued shares of the class, the holder shall not be entitled, in respect of those shares, to attend or to vote, either personally or by proxy, at any general meeting or at any separate general meeting of the holders of any class of shares in the Company or on a poll; or

(b)	if the default shares represent at least 0.25 per cent. in nominal value of the issued shares of the class, the holder shall not be entitled, in respect of those shares, to attend or vote at any general meeting, to receive any dividend or other distribution or amount payable in respect of the default shares, or to transfer or agree to transfer any of those shares or any rights in them, provided that the restrictions in paragraphs (a) and (b) above shall not prejudice the right of either the member holding the default shares or, if different, any person having a power of sale over those shares to sell or agree to sell those shares under a market transfer.

These restrictions shall continue until the earliest of:

(a)	the date seven days after the date on which the Board is satisfied that the default is remedied; or

(b)	the date seven days after the date on which the Company is notified that the default share is the subject of a market transfer; or

(c)	the Board decides to waive those restrictions, in whole or in part.

At any general meeting, the necessary quorum is two persons present in person or by proxy and entitled to vote.

3.2.2	Uncertificated shares

Subject to the Statutes, The Uncertificated Securities Regulations 2001, as amended from time to time (the Regulations) and the rules made and practices instituted by the Operator (as defined in the Regulations) of any relevant system (as

PART X — ADDITIONAL INFORMATION—(Continued)

defined in the Regulations), the Board may permit the holding and transfer of any class of shares in uncertificated form by means of a relevant system and, subject as aforesaid, the Board may at any time determine that any class of shares shall become a participating security (as defined in the Regulations) or that a class of shares shall cease to be a participating security.

3.2.3	Ordinary shares

Rights and restrictions

Subject to the rights attached to any other share or class of share, the holders of ordinary shares shall be entitled to be paid any profits of the Company available for distribution and determined to be distributed.

Subject to the rights attached to any other share or class of share, on a return of capital on a winding-up or otherwise (except on a redemption in accordance with the terms of issue of any share, or purchase by the Company of any share, or on a capitalisation issue and subject to the rights of any other class of shares that may be issued) there shall be paid to the holders of the ordinary shares the nominal capital paid up or credited as paid up on such ordinary shares together with any further amounts available which shall be paid to the holders of the ordinary shares rateably according to the amounts paid up or credited as paid up in respect of each ordinary share.

Attendance and voting at general meetings

The holders of ordinary shares shall be entitled in respect of their holding of such shares, to receive notice of general meetings and to attend, speak and vote at such meetings in accordance with the Articles.

3.2.4	Convertible Shares and Special Share

Details of the provisions in our Articles relating to the Convertible Shares and the Special Share are set out in paragraph 4 below.

3.2.5	Non-voting ordinary shares

Our authorised share capital includes 50,000 non-voting ordinary shares of £1.00 each. The rights and restrictions attaching to the non-voting ordinary shares are as follows.

General

Save as provided below, our non-voting ordinary shares shall have the same rights, be subject to the same restrictions and rank pari passu with our ordinary shares in all respects.

Attendance and voting in general meetings

The holders of the non-voting ordinary shares shall not be entitled in their capacity as holders of such shares to receive notice of or to attend and vote at any general meeting of the Company unless a resolution is to be proposed:

(a)	to wind up the Company; or

(b)	which varies, modifies, alters or abrogates any of the rights attaching to the non-voting ordinary shares.

3.2.6	Limitations on shareholdings

Our Articles contain provisions in relation to limitations on shareholdings in the Company. Details of these provisions are set out in paragraph 4 below.

PART X — ADDITIONAL INFORMATION—(Continued)

3.2.7	Variation of class rights

Subject to the provisions of the Statutes, whenever our share capital is split into different classes of shares, all or any of the rights attached to any of those classes can be varied or withdrawn either:

(a)	in such manner (if any) as may be provided by those rights; or

(b)	in the absence of such provision, either with the consent in writing of the holders of at least three-quarters in nominal value of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares validly held in accordance with our Articles, but not otherwise.

Unless otherwise expressly provided by the terms of their issue, the rights attached to any class of shares shall not be deemed to be varied by the creation or issue of further shares ranking equally with them or subsequent to them or by the purchase or redemption by us of our own shares or by any other reduction of capital.

3.2.8	Changes in capital

We may by ordinary resolution:

(a)	increase our share capital by the creation of new shares of the amount prescribed by the resolution;

(b)	cancel any shares which have not, at the date of the ordinary resolution, been taken or agreed to be taken by any person and which diminish the amount of our share capital by the amount of the shares so cancelled;

(c)	consolidate and divide all or any of our share capital into shares of a larger amount than its existing shares; and

(d)	sub-divide all or part of our share capital into shares of a smaller amount than is fixed by our Memorandum or Articles.

We may also, subject to the provisions of the Statutes and to any rights conferred to the holders of any class of shares:

(a)	purchase all or any of our shares of any class, including any redeemable shares; and

(b)	by special resolution reduce our share capital, any capital redemption reserve, any share premium account and any undistributable reserve in any way.

3.2.9	Transfer of shares

Our certificated shares may be transferred in writing either by an instrument of transfer in the usual standard form or another form approved by the Board. The transfer form must be signed or made effective by or on behalf of the person making the transfer. The person making the transfer will be treated as continuing to be the holder of the shares transferred until the name of the person to whom the shares are being transferred is entered in the register of members of the Company. Subject to the requirements of the Listing Rules, the Board may, in its absolute discretion and without giving any reason for its decision, refuse to register the transfer of a certificated share not fully paid up, or a certificated share on which we have a lien.

In exceptional circumstances approved by the UKLA, the Board may refuse to register a transfer of certificated shares, provided that such refusal would not

PART X — ADDITIONAL INFORMATION—(Continued)

disturb the market in those shares. The Board may also refuse to register any transfer of any share held in certificated form unless it is:

(a)	in respect of only one class of shares;

(b)	in favour of no more than four joint transferees;

(c)	left at the place decided by the Board for registration;

(d)	accompanied by the certificate for each share to be transferred and such other evidence (if any) as the Board may reasonably require to prove the title of the intending transferor or his right to transfer the shares and the due execution by him of the transfer or, if the transfer is executed by some other person on his behalf, the authority of that person to do so; and

(e)	duty stamped if required.

Transfers of uncertificated shares must be carried out in such manner as may be prescribed by or pursuant to the Regulations and the rules made and practices instituted by the Operator of the relevant system. The Board can refuse to register a transfer of an uncertificated share in the circumstances permitted by the Regulations.

If the Board decides not to register a transfer of a share, they must notify the person to whom the share was to be transferred within two months of either the transfer, or the instruction from the Operator of the relevant system being lodged with us.

Subject to the Statutes, the Board can decide to suspend the registration of transfer, for up to 30 days a year, but unless otherwise permitted by the Regulations, we may not close any relevant register relating to a particular security without the consent of the Operator of the relevant system.

3.2.10	Directors

Directors’ remuneration

Excluding remuneration referred to below, the Directors will be paid in aggregate such fees for their services as the Board decides, not exceeding £1,000,000 a year or such larger sum as the Company may by ordinary resolution determine, to be divided amongst them in such proportion and manner as the Board decides (or else equally). The Directors may be paid expenses properly incurred by them in connection with the discharge of their duties as Directors.

The Board can award extra fees to a Director who performs any special or extra services to or at the request of the Board.

The Board may provide pensions or other benefits to, amongst others, any Director or former Director or persons connected with them.

Directors’ interests and voting

A Director need not be a shareholder, but a Director who is not a shareholder can still attend and speak at shareholders’ meetings.

Subject to the Statutes and as set out below, a Director, notwithstanding his office:

(a)	may enter into or otherwise be interested in a contract with us or in which we are otherwise interested;

PART X — ADDITIONAL INFORMATION—(Continued)

(b)	may hold another office with the Company (except that of auditor or auditor of a subsidiary of the Company) in conjunction with the office of Director and may act by himself or through his firm in a professional capacity to the Company, and in that case on such terms as to remuneration and otherwise as the Board may decide either in addition to, or instead of, remuneration provided for by another provision of the Articles; and

(c)	may be a director or other officer of, or employed by, or a party to a contract, or otherwise interested in, a company in which we are interested; and

(d)	shall not be liable to account to us for a profit, remuneration or other benefit realised by such office, employment or contract and no such contract shall be avoided on the grounds of any such interest or benefit.

A Director who, to his knowledge, is in any way (directly or indirectly) interested in a contract with us must declare the nature of his interest at the meeting of the Board at which the contract is first considered and may not vote on a resolution of the Board concerning such a contract if he has a material interest in it (otherwise than by virtue of his interest in shares or debentures or other securities of or otherwise in or through us), but this prohibition shall not apply to a resolution concerning certain specified matters set out in the Articles.

A director may not vote or be counted in the quorum on a resolution of the Board concerning his own appointment (including, without limitation, fixing or varying the terms of his appointment or its termination) as the holder of an office with us or any company in which we are interested.

Subject to the Statutes, the Company may by ordinary resolution suspend or relax these provisions to any extent or ratify any contract, arrangement, transaction or proposal not properly authorised by reason of a contravention of these provisions.

Retirement of Directors

No person can be appointed a Director of the Company if at the time of the appointment he has attained the age of sixty-six unless the appointment was approved by the Company in general meeting.

Any Director appointed by the Directors since the last annual general meeting must automatically retire at the next following annual general meeting, and is then eligible for election.

At every annual general meeting, one third of the Directors (or if their number is not a multiple of three, the number nearest to but not greater than one-third) must retire by rotation as Directors. The Directors to retire are selected on the basis of time in office since their last election. A retiring Director is eligible for re-election. For these purposes, Directors who are obliged to retire by reason of having been appointed by the Board since the previous annual general meeting shall be included in the calculation of the number of Directors required to retire by rotation.

3.2.11	Borrowing powers

The Board may exercise all the powers of the Company to borrow money and to mortgage or charge all or part of our undertaking, property and assets (present or future) and uncalled capital and, to issue debentures and other securities, whether outright or as collateral security for a debt, liability or obligation of the Company or of a third party.

The Board shall restrict the borrowings of the Company and shall exercise all voting and other rights or powers of control exercisable by the Company in relation

PART X — ADDITIONAL INFORMATION—(Continued)

to our subsidiary undertakings so as to ensure (as regards subsidiary undertakings, to the extent possible) that the aggregate principal amount outstanding in respect of moneys borrowed by the New British Energy Group does not, without the previous sanction of an ordinary resolution of the Company, at any time exceed the higher of £1,200,000,000 and a sum equal to two times the adjusted capital and reserves.

3.2.12	NIA

The Directors shall seek to ensure, insofar as this is consistent with their duties to the Company, that any of our subsidiaries which is the holder of any nuclear site licence under the NIA is able to comply with the conditions of such licence.

3.2.13	Dividends

Subject to the provisions of the Statues and our Articles, we may declare dividends by passing an ordinary resolution. No dividend can exceed the amount recommended by the Directors. The Board may declare and pay such interim dividends as appear to be justified by the profits of the Company available for distribution and may also pay any dividend payable at a fixed rate at intervals settled by the Board whenever the profits of the Company available for distribution justify its payment.

The Directors can (with the authority of an ordinary resolution of the Company) offer Shareholders the right to choose to receive new shares, which are credited as fully paid, instead of some or all of their cash dividend.

3.2.14	Capitalisation of reserves

Subject to the Statutes, the Board may, with the authority of an ordinary resolution of the Company resolve to:

(a)	capitalise any sum standing to the credit of any reserve account of the Company or any sum standing to the credit of profit and loss account not required for the payment of any preferential dividend;

(b)	appropriate that sum as capital to the Shareholders who would have been entitled to it if it were distributed by way of dividend; and

(c)	apply that sum on their behalf in paying up in full any unissued shares or debentures of the Company of a nominal amount equal to that sum and allot the shares or debentures credited as fully paid to those Shareholders.

3.2.15	Distribution of assets on liquidation

If we are in voluntary liquidation, the liquidator may, with the sanction of an extraordinary resolution of the Company, and any other sanction required by the Statutes, divide amongst Shareholders all or any part of the assets of the Company or vest the whole or any part of the assets in trustees upon such trusts for the benefit of Shareholders as the liquidator shall determine. The liquidator may set the value he deems fair on a class or classes of property, and may determine on the basis of that valuation and in accordance with the then existing rights of Shareholders how the division is to be carried out between Shareholders or classes of Shareholders.

PART X — ADDITIONAL INFORMATION—(Continued)

The liquidator may not, however, distribute to a Shareholder without his consent an asset to which there is attached a liability or potential liability for the owner.

3.2.16	Unclaimed dividends

Any dividend which has not been claimed for 12 years after it was declared or became due for payment may be forfeited and will cease to remain owing by us.

We can stop paying dividends to a Shareholder if payments for two dividends in a row are sent back or not cashed or have not been able to be made, until the Shareholder notifies us of an address or account to be used for this purpose.

3.2.17	Untraced shareholders

Subject to the Regulations, we may sell any shares after advertising our intention to do so and waiting for three months if:

(a)	the shares have been in issue for at last 12 years;

(b)	during that period at least three dividends have become payable on them and have not been claimed; and

(c)	we have not heard from the Shareholder or any person entitled to the dividends by transmission.

We shall account for the net proceeds of sale to the former Shareholder or the person entitled to them by transmission if that Shareholder, or that other person, asks for them.

3.2.18	General meetings of Shareholders

Every year we must hold an annual general meeting. The Board can call an extraordinary general meeting at any time, and it must call one on a valid Shareholder’s requisition pursuant to the provisions of the Statutes.

3.2.19	Indemnity

Subject to the Statutes, but without prejudice to any indemnity to which he may otherwise be entitled, every person who is or was a Director, alternate Director or secretary of the Company shall be and shall be kept indemnified out of the assets of the Company against all costs, charges, losses and liabilities incurred by him in the proper execution of his duties or the proper exercise of his powers, authorities and discretions including, without limitation, a liability incurred:

(a)	defending proceedings (whether civil or criminal) in which judgment is given in his favour or in which he is acquitted, or which are otherwise disposed of without a finding or admission of material breach of duty on his part; or

(b)	in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company.

Subject to the Statutes, the Board may exercise all the powers of the Company to purchase and maintain insurance for the benefit of a person who is or was:

(a)	a Director, alternate Director or secretary of the Company or of a company which is or was a subsidiary undertaking of the Company or in which the Company has or had an interest (whether direct or indirect); or

(b)	trustee of a retirement benefits scheme or other trust in which a person referred to in paragraph (a) above is or has been interested,

PART X — ADDITIONAL INFORMATION—(Continued)

indemnifying him and keeping him indemnified against liability for negligence, default, breach of duty or breach of trust or other liability which may lawfully be insured against by the Company.

Holdings plc

3.3	Our subsidiary Holdings plc will adopt articles of association as described in paragraph 2.6.2(b) above. For further details, please refer to the memorandum and articles of association of Holdings plc which are available for inspection as described in paragraph 21 below. The memorandum and articles of association of our subsidiary Holdings plc are identical to our Memorandum and Articles which are described above, save that:

3.3.1	the authorised share capital of Holdings plc does not include Convertible Shares but does include Deferred Shares. The rights and restrictions of the Deferred Shares are as follows:

General

Subject to the rights attached to any other share or class of share, the holders of our Deferred Shares shall be entitled to be paid, in respect of any financial year a cumulative dividend out of the profits available for distribution in an amount equal to 0.0001p per Deferred Share provided that no such dividend shall be payable in respect of any financial year in respect of which no dividend has been declared on the ordinary shares in Holdings plc. The Deferred Shares shall confer no further right to participate in Holdings plc’s profits.

The holders of a Deferred Share shall not have any right to participate in any distribution of Holdings plc’s assets on a winding-up or other distribution, except that after the return of the nominal amount paid up on every other class of share in Holdings plc’s capital and the distribution of £1,000,000 per share to each holder of such shares, there shall be distributed to a holder of a Deferred Share an amount equal to the nominal value of the Deferred Share.

Attendance and voting at general meetings

The holders of the Deferred Shares shall not be entitled, in their capacity as holders of such shares, to receive notice of any general meeting of Holdings plc or to attend, speak or vote at any such meeting.

Class rights

Holdings plc may from time to time create, allot and issue further shares, whether ranking pari passu with or in priority to the Deferred Shares, and on such creation, allotment or issue any such further shares (whether or not ranking in any respect in priority to the Deferred Shares) shall be treated as being in accordance with the rights attaching to the Deferred Shares and shall not involve a variation of such rights for any purpose. A reduction by Holdings plc of the capital paid up on the Deferred Shares shall be in accordance with the rights attaching to the Deferred Shares and shall not involve a variation of such rights for any purpose and Holdings plc shall be authorised at any time to reduce its capital (subject to the confirmation of the Court in accordance with the Act and without obtaining the consent of the holders of the Deferred Shares).

Form

The Deferred Shares shall be freely transferable. The Deferred Shares shall not be listed on any stock exchange nor shall any share certificates be issued in respect of such shares;

3.3.2	the articles of association of Holdings plc contain provisions so that if any shares in Holdings plc are allotted or issued to any person pursuant to the provisions in the

PART X — ADDITIONAL INFORMATION—(Continued)

articles of association of British Energy after the Members’ Scheme becomes Effective, then such shares shall immediately be transferred to New British Energy in consideration of and conditionally on the allotment and issue by New British Energy to such person of a specified number of ordinary shares in New British Energy and Warrants; and

3.3.3	the articles of association of Holdings plc do not contain any provisions in relation to:

(a)	limitations on shareholdings;

(b)	limitations on the Directors’ power to borrow money;

(c)	provisions in relation to disclosure of interests in shares;

(d)	scrip dividends;

(e)	capitalisation of reserves for employee share schemes;

(f)	uncertificated shares; and

(g)	the compulsory purchase of shares in British Energy issued after the Restructuring Effective Date.

4.	CONVERTIBLE SHARES AND SPECIAL SHARE AND LIMITATIONS ON SHAREHOLDERS

4.1	Convertible Shares

Our authorised share capital includes Convertible Shares which may only be held by the NDF (to be renamed the NLF) (or its nominee) or its successor in title, a Minister of the Crown, the Treasury, a department, non-departmental body or other agency of the Crown, any body corporate established by statute some or all of the members of which are appointed by a Minister of the Crown or other UK government entity or any person directly or indirectly wholly-owned by, or held on trust for, the Secretary of State or other Minister of the Crown (the Convertible Shareholder). The rights and restrictions attaching to the Convertible Shares are as follows:

4.1.1	General

Save as set out in this paragraph 4.1, the Convertible Shares shall have the same rights, be subject to the same restrictions and shall rank pari passu with our ordinary shares in all respects.

The nominal amount of each Convertible Share shall at all times be the same as the nominal amount of each ordinary share in the Company and if we propose, without limitation, to increase our share capital by the creation of new ordinary shares, cancel any ordinary shares, consolidate and divide all or any of our ordinary share capital or, subject to the Statutes, sub-divide our ordinary shares, we shall propose that the same action be taken in relation to the Convertible Shares. If a resolution to approve such action is duly passed in general meeting, the Convertible Shareholder shall be deemed irrevocably to consent to and sanction any variation of the rights attaching to the Convertible Shares which may be involved in or deemed to be involved in the taking of such action and, if required in order to render such consent effective, shall, in accordance with the provisions of article 15 of our Articles (relating to variation of rights), consent in writing or vote at a separate meeting of the Convertible Shareholder in favour of any extraordinary resolution to sanction such variation.

4.1.2	Attendance and voting in general meetings

The Convertible Shareholder, whilst it holds Convertible Shares, shall be entitled to receive notice of, and to attend and speak at, any general meeting and on a show of

PART X — ADDITIONAL INFORMATION—(Continued)

hands, the Convertible Shareholder shall have one vote. On a poll, the number of votes that the Convertible Shareholder is entitled to exercise in respect of its holding of Convertible Shares shall be the lesser of:

(a)	the maximum percentage of voting rights attributable to our share capital which are exercisable at a general meeting and which may, from time to time, be held without triggering a mandatory offer for the Company under the Takeover Code (being, as at the date of adoption of the Articles, 29.9 per cent. and, for this purpose, taking into account the voting rights attributable to any other ordinary shares held or acquired by any person acting in concert with the Convertible Shareholder); and

(b)	the number of Convertible Shares which the Convertible Shareholder would otherwise be entitled to vote if the Convertible Shares were ordinary shares.

Notwithstanding the foregoing, on any resolution:

(a)	for our winding up;

(b)	to modify, vary or abrogate the rights attaching to our ordinary shares (other than any resolution proposed pursuant to paragraph 4.1.1 above); or

(c)	to modify, vary or abrogate the rights attaching to our Convertible Shares (other than any resolution proposed pursuant to paragraph 4.1.1 above),

the restrictions on the number of votes that the Convertible Shareholder is entitled to exercise shall not apply and on a poll, the number of votes that the Convertible Shareholder is entitled to exercise in relation to any such resolution shall be equal to the number of Convertible Shares which the Convertible Shareholder would be entitled to vote if the Convertible Shares were ordinary shares.

On any resolution to modify, vary or abrogate the rights attaching to the Convertible Shares (other than any resolution proposed pursuant to paragraph 4.1.1 above) the provisions of article 15 of our Articles relating to variation of rights shall apply.

4.1.3	Conversion

Save for any transfer of Convertible Shares to a permitted assignee, on a transfer, sale or disposal of Convertible Shares by the Convertible Shareholder (or its nominee) to a third party, the relevant Convertible Shares will convert into ordinary shares in the Company at the rate of one ordinary share for every one Convertible Share (the Conversion Rate) automatically upon, and contemporaneously with, registration by us or our registrar for the time being of the transfer in the register of members following receipt of a duly executed and stamped stock transfer form and the share certificates in respect of such Convertible Shares. The date on which the transfer is registered shall be the conversion date. Other than in these circumstances, neither the Convertible Shareholder nor its nominee will be entitled at any time to convert all or any of his Convertible Shares.

Conversion of Convertible Shares will be effected by the Board determining to re-designate the relevant Convertible Shares as ordinary shares in the Company or in any other manner that the Board may in its absolute discretion from time to time decide, subject to the provisions of the Articles and the Statutes. In any such case, the Convertible Shareholder shall be deemed irrevocably to approve such re-designation of the relevant Convertible Shares and to consent to any variation or abrogation of its class rights as may be occasioned by such re-designation.

From the conversion date, all entitlements to dividends and other distributions payable thereafter or to be made on Convertible Shares so converted shall cease

PART X — ADDITIONAL INFORMATION—(Continued)

and the relevant Shareholder shall instead be entitled in respect of the ordinary shares arising on such conversion to all dividends and other distributions payable or to be made on ordinary shares thereafter, whether or not such dividends or distributions are in respect of any earlier financial year or accounting period.

The new ordinary shares arising on conversion shall rank pari passu in all respects with the ordinary shares then in issue and fully paid.

4.1.4	Obligations

For as long as there are Convertible Shares in issue, we shall use all reasonable endeavours to ensure that any action taken in relation to, or any offer made by us to the holders of, ordinary shares, is taken in respect of, or the same offer is made to, the Convertible Shareholder.

Without limiting the generality of the foregoing, if, amongst others, (1) any offer (not being a rights offer by the Company) is made to (a) all (or as nearly as may be practicable all) the holders of ordinary shares or (b) all (or as nearly as may be practicable all) holders of ordinary shares other than the offeror and/or any associate of the offeror (as defined in section 430E(4) of the Act) to acquire the whole or any part of our issued ordinary share capital, or (2) if any person proposes a scheme with regard to such acquisition, we shall give notice of such offer or scheme to the Convertible Shareholder at the same time as any notice thereof is sent to the holders of ordinary shares (or as soon as practicable thereafter) and we shall use reasonable endeavours to ensure that (a) the Convertible Shareholder is given the opportunity to transfer its Convertible Shares at the conversion rate prior to expiry of the offer and (b) the offer extends to any ordinary shares arising upon conversion of any Convertible Shares as set out in paragraph 4.1.3 above.

We shall use all reasonable endeavours to procure that any ordinary shares to be issued upon, or resulting from conversion of the Convertible Shares, are admitted to the Official List of the UKLA and to trading on the London Stock Exchange as soon as reasonably practicable (taking into account, without limitation, any requirement to produce listing particulars in respect of such ordinary shares) after the earlier of:

(a)	the conversion date; and

(b)	the date on which the Convertible Shareholder notifies us that it intends to dispose of Convertible Shares.

No admission to listing or admission to trading shall be sought for the Convertible Shares whilst they remain Convertible Shares.

4.2	Special Share

Our authorised share capital includes one Special Share which is a special rights redeemable preference share of £1. The Special Share may only be issued to, held by and transferred to one or more of Her Majesty’s Secretaries of State, another Minister of the Crown, the Solicitor for the affairs of Her Majesty’s Treasury or any other person acting on behalf of the Crown (the Special Shareholder). The rights and restrictions attaching to the Special Share are as follows:

4.2.1	Rights

Notwithstanding any provision in our Articles to the contrary, each of the following matters shall be deemed to be a variation of the rights attaching to the Special Share and shall accordingly be effective only with the consent in writing of the Special Shareholder (and the Special Shareholder shall only be entitled to withhold that consent to a matter set out in paragraphs (b), (c), (d), (e) or (f) below if, in the

PART X — ADDITIONAL INFORMATION—(Continued)

Special Shareholder’s opinion, the matter in question would be contrary to the interests of national security) and without such consent shall not be done or caused to be done:

(a)	the amendment or removal or alteration of the effect of (which, for the avoidance of doubt, shall include the ratification of any breach of) all or any of the following:

(1)	in article 2 of our Articles (relating to the interpretation of the articles), the definition of “Special Share” and “Special Shareholder”;

(2)	article 16 of our Articles (relating to the Special Share);

(3)	article 17 of our Articles (relating to limitations on shareholdings); and

(4)	in article 44 of our Articles (relating to disclosure of interests in shares), paragraphs (10) to (12) (inclusive);

(b)	the creation or issue of any shares in the Company with voting rights attached, other than those which are, or would on issue be:

(1)	shares comprised in the relevant share capital (as defined in section 198(2) of the Act) of the Company; or

(2)	shares which do not constitute equity share capital (as defined in section 744 of the Act) and which, when aggregated with all other such shares, carry or on issue would carry the right to cast less than 15 per cent. of the maximum number of votes capable of being cast on a poll on any resolution at any general meeting of the Company (in whatever circumstances, and for whatever purpose, the same may have been convened);

(c)	the variation of any voting rights attached to any of our shares (and, for the avoidance of doubt, the creation or issue of shares falling within paragraph (b) (1) or (2) above shall not be regarded as a variation for the purposes of this paragraph);

(d)	the giving by us of any consent or agreement to (including without limitation the casting of any vote in favour of) the amendment or removal or alteration of the effect of (which, for the avoidance of doubt shall include any ratification of the breach of) the articles of association of Holdings plc, British Energy, BEG UK or BEG if the effect would be to enable the board of directors of Holdings plc, British Energy, BEG UK or BEG to issue any shares (other than (i) in the case of Holdings plc, to us, (ii) in the case of British Energy, to us or Holdings plc, (iii) in the case of BEG UK to us, British Energy or Holdings plc, and (iv) in the case of BEG to BEG UK, Holdings plc, British Energy or to us) without the consent in writing of the Special Shareholder (such consent only to be withheld if, in the Special Shareholder’s opinion, such issue would be contrary to the interests of national security);

(e)	the giving by us of any consent or agreement to (including without limitation the casting of any vote in favour of) any issue of shares in Holdings plc, British Energy, BEG UK or BEG, (other than (i) in the case of Holdings plc, to us, (ii) in the case of British Energy, to us or Holdings plc, (iii) in the case of BEG UK to us or Holdings plc, and (iv) in the case of BEG to us, Holdings plc or BEG UK); and

(f)	the disposal by us of any or all of the shares held (directly or indirectly) by us in Holdings plc, British Energy, BEG UK or BEG or of any rights or interests

PART X — ADDITIONAL INFORMATION—(Continued)

therein or the entering into by us of any agreement or arrangement with respect to, or the exercise of any rights attaching to, such shares.

For these purposes, “disposal” shall include any sale, gift, lease, licence, assignation, mortgage, charge, or the grant of any other encumbrance or the permitting of any encumbrance to subsist or any other alienation or disposition to a third party.

4.2.2	Voting at general meetings

Notwithstanding any other provisions of our Articles to the contrary, the Special Shareholder shall be entitled to receive notice of, and to attend and speak at, any general meeting or any separate meeting of the holders of any class of shares, but the Special Share shall carry no right to vote nor any other rights at any such meeting.

4.2.3	Distributions

In a distribution of capital on our winding-up, the Special Shareholder shall be entitled to repayment of the capital paid on the Special Share in priority to any repayment of capital to any other member. The Special Share shall confer no other right to participate in the capital, and no right to participate in the profits, of the Company.

4.2.4	Redemption

The Special Shareholder may, after consulting the Company and subject to the provisions of the Act, require us to redeem the Special Share at par at any time after 30th September 2006 by giving us notice and delivering to us the relevant share certificate.

4.3	Limitations on Shareholdings

Our Articles contain limitations on shareholdings which will remain in force until the Special Share referred to in paragraph 4.2 above is redeemed. The limitations are as follows:

4.3.1	Required Disposal

If, to the knowledge of the Board, any person other than a Permitted Person has, or who appears to the Board to have, an interest in our shares which carry 15 per cent. or more of the total votes attaching to Relevant Share capital (a Relevant Person), the Board shall promptly give notice to the Special Shareholder. If the Special Shareholder gives notice to the Board within 28 days of the receipt of the Board’s notice that, in the Special Shareholder’s opinion, ownership or control of the such shares by the Relevant Person would be contrary to the interests of national security, the Board shall give notice to all persons (other than those of whom the Board does not know the identity or address) who appear to the Board to have interests in the Relevant Shares and, if different, to the registered holders of those shares. The notice shall set out the restrictions referred to below and call for a Required Disposal to be made within 21 days of the giving of the notice to the registered holder or such longer period as the Board considers reasonable.

After the giving of such a notice, and save for the purpose of a Required Disposal, no transfer of any of the Relevant Shares may be made or registered until either the notice is withdrawn or a Required Disposal has been made to the satisfaction of the Board and registered. If that notice is not complied with to the satisfaction of the Board and has not been withdrawn, the Board must, so far as it is able, effect a Required Disposal on the terms as it decides, based upon advice obtained by it for the purpose and being reasonably practicable having regard to all the

PART X — ADDITIONAL INFORMATION—(Continued)

circumstances. The Board is not required to send a notice to any person if it does not know that person’s identity or address. Not delivering a notice in such case and any accidental error in or failure to give notice to a person to whom notice is required to be sent under this provision will not prevent the implementation of or invalidate any procedure under the relevant article. Any resolution or determination of, or decision or exercise of any discretion or power by, the Board is final and conclusive.

Certain specified Shareholders, including the ADR depositary or clearing houses, acting, in each case in that capacity are not subject to these restrictions.

4.3.2	Restrictions on shares

A registered holder on whom a valid notice referred to above has been served, is not entitled in respect of the share or shares comprised in the interest, until that notice has been complied with to the satisfaction of the Board or withdrawn, to attend or vote at any general meeting of the Company or meeting of the holders of a class of shares and those rights will vest in the chairman of the meeting who may act entirely at his discretion.

4.3.3	Determination of the Board

Any resolution or determination of, or decision or exercise of any discretion or power by, the Board or any Director or by the chairman of any meeting under or pursuant to these provisions (including without prejudice to the generality of the foregoing as to what constitutes reasonable enquiry or as to the manner, timing and terms of any Required Disposal made by the Board) shall be final and conclusive; and any disposal or transfer made, or other thing done, by or on behalf of, or on the authority of, the Board or any Director pursuant to the foregoing provisions shall be conclusive and binding on all persons concerned. The Board shall not be required to give any reasons for any decision, determination or declaration taken or made in accordance with this article.

4.3.4	Duration

Article 17 of our Articles shall apply notwithstanding any provision in any other of our Articles which is inconsistent with or contrary to it and shall remain in force until the date of redemption of the Special Share pursuant to article 16(6) of our Articles notwithstanding any provision in our Articles to the contrary.

4.3.5	General

For the purpose of these provisions:

“interest”, in relation to shares, means:

(a)	any interest which would be taken into account in determining for the purposes of Part VI of the Act whether a person has a notifiable interest in a share (including any interest which he would be taken as having for those purposes); and

(b)	any interest which would have been included within section 208(4)(b) of the Act had the entitlements referred to in that provision extended to “entitlements” which could arise under an agreement or arrangement as defined in section 204(5) and (6) of the Act;

and “interested” shall be construed accordingly;

“Permitted Person” means:

(a)	an ADR depository, acting in its capacity as such;

PART X — ADDITIONAL INFORMATION—(Continued)

(b)	a clearing house, acting in its capacity as such;

(c)	the chairman of a meeting of the Company or of a meeting of the holders of relevant share capital or of any class thereof when exercising the voting rights conferred on him whilst a notice that has been served on a Relevant Person has not been complied with;

(d)	a trustee (acting in that capacity) of any employees’ share scheme of the Company;

(e)	the Crown or one of Her Majesty’s Secretaries of State, another Minister of the Crown, the Solicitor for the affairs of Her Majesty’s Treasury and any other person acting on behalf of the Crown;

(f)	the NDF or its nominee;

(g)	any person who has an interest but who, if the incidents of his interest were governed by the laws of England and Wales, would in the opinion of the Board be regarded as a bare trustee of that interest, in respect of that interest only;

(h)	an underwriter in respect of interests in shares which exist only by virtue of a contingent obligation to purchase or subscribe for such shares pursuant to underwriting or sub-underwriting arrangements approved by the board or, for a period of three months, in respect of interests in shares purchased or subscribed for by it pursuant to such an obligation;

(i)	any other person who (under arrangements approved by the Board) subscribes or otherwise acquires Relevant Share Capital (or interests therein) which has been allotted or issued with a view to that person (or purchasers from that person) offering the same to the public, for a period not exceeding three months from the date of the relevant allotment or issue (and in respect only of the shares so subscribed or otherwise acquired);

(j)	Depository Trust Company and/or its nominee acting in the capacity of a clearing agency in respect of dealings in American Depository Receipts; or

(k)	any person who has an interest, and who shows to the satisfaction of the Board that he has it, by virtue only of being entitled to exercise or control the exercise (within the meaning of section 203(4) of the Act) of one third or more of the voting power at general meetings of any company which is a Permitted Person within (a) to (i) above;

“Relevant Share Capital” means the relevant share capital (as defined in section 198(2) of the Act) of the Company;

“Relevant Shares” means all shares comprised in the Relevant Share Capital in which a Relevant Person has, or appears to the Board to have, an interest or which are deemed for the purposes of article 17 of our Articles to be Relevant Shares; and

“Required Disposal” means a disposal or disposals of such a number of Relevant Shares or interests therein as will cause a Relevant Person to cease to be a Relevant Person, not being a disposal to another Relevant Person (other than a Permitted Person) or a disposal which constitutes any other person (other than a Permitted Person) being a Relevant Person.

PART X — ADDITIONAL INFORMATION—(Continued)

5.	DIRECTORS AND SENIOR MANAGEMENT

5.1	In addition to their directorships of British Energy, the Company and Holdings plc (in the case of the Directors), the Directors and the senior management named in this document hold or have held the following directorships, and are or were members of the following partnerships, over or within the past five years.

Name	Current UK directorships/ partnerships	Previous UK directorships/ partnerships	Overseas directorships/ partnerships	Previous overseas directorships/ partnerships
Adrian Alastair Montague	Cross London Rail Links Limited	Partnerships for Health Limted	Cellmark Holdings AB	None
	Friends Provident plc	Dresdner Kleinwort Wasserstein Limited
	Infrastructure Investors Limited	Partnerships UK Plc
	Michael Page International Plc	Treasury Task Force
Network Rail Limited
Railway Safety & Standards
Mike Alexander	Associated British Foods Plc	AG Solutions Limited	None	None
Centrica plc
The Energy Saving Trust Limited
Roy Anderson	None	None	None	Florida Power Corporation
Nuclear Management Company LLC
Public Service Enterprise Group
Stephen Billingham	None	Armpledge Limited	None	BICC Finance BV
		Balfour Beatty Infrastructure Investments Limited		Delphian Insurance Company Limited
		BICC Spanish Investments Limited		Eclease SA
Devonshire House Investments Limited
Elder Street (Holdings) Limited
Elder Street Properties Limited
Mayfair Place Investments Limited
Metronet Rail BCV Holdings Limited
Metronet Rail SSL Holdings Limited
Raynesway Contract Services Limited
WS Atkins plc
William A Coley	None	None	CT Communications Inc.	Carolina Pad and Paper Company, Inc
			ER Jahna Enterprises	Duke Energy
			Peabody Energy	South Trust Corporation
Pascal Colombani	None	None	Alstom SA	Areva
			Association française pour l’avancement des sciences	Cogéma
			Institut français du pétrole	Commissariat à l’énergie atomique
Ecole normale Supérieure de Cachan
Eléctricité de France

PART X — ADDITIONAL INFORMATION—(Continued)

Name	Current UK directorships/ partnerships	Previous UK directorships/ partnerships	Overseas directorships/ partnerships	Previous overseas directorships/ partnerships
Framatome
France Télécom
Technicatome
John J Delucca	None	None	Enzo Biochem Inc.	Edison Controls Corp.
			ITC Deltacom The Elliot Company	Horizon Natural Resources
Ian Harley	J.W. Educational Limited	Abbey National Plc	None	Dah Sing Financial Holdings Ltd
	Remploy Limited	APACS (Administration) Limited
Rentokil Initial Plc
(The) South London Church Fund & Southwark Diocesan Board of Finance
David Pryde	None	None	None	BrokerTec Inc
Chicago Mercantile Exchange
J P Morgan Futures Inc
TradeWeb Inc
Clare Mary Joan Spottiswoode	Advanced Technology (UK) Plc	Booker Plc	Petroleum Geo-Services ASA	Gerrard Energy Ventures
	Biofuels Corporation PLC	BuyEnergyonline.com Limited
	Busy Bees Nurseries Group Limited	Caminus Limited
	Economatters Limited	H2Go Limited
	Pillarbox Productions Limited	Homebill Limited
Tullow Oil Plc
Robert Walmsley	EDO (UK) Limited	None	EDO Corporation	None
	Major Projects Association		General Dynamics Corporation
Stratos Global Limited
Robert Malcolm Armour	British Energy Direct Limited	British Energy Group plc	None	AmerGen LLC
	British Energy Investment Limited	Hamsard 2202 Ltd		Bruce Power LLC
	British Energy International Holdings Limited	British Energy Holdings plc		Lochside Insurance Limited
	British Energy International Limited	Electricity Pensions Trustee Limited
	British Energy Power and Energy Trading Limited	IMS Trust
	British Energy Renewables Limited	South Wales Energy Ltd
	British Energy Treasury Finance Ltd	SSE Energy Supply Limited
	British Energy Trustees Limited	Swalec Gas Limited
	District Energy Limited	Wales Electricity Limited
Eggborough Land Limited
Eggborough Power (Holdings) Ltd
Electricity Association Limited
Electricity Association Services Limited
International Nuclear Limited

PART X — ADDITIONAL INFORMATION—(Continued)

Name	Current UK directorships/ partnerships	Previous UK directorships/ partnerships	Overseas directorships/ partnerships	Previous overseas directorships/ partnerships
Northern Power Limited
Northmere Limited
Nuclear Electric Limited
Nuclear Industry Association
Nuclear International Limited
Peel Park Funding Limited
Sabre Power Limited
Scottish Council Development & Industry
Scottish Nuclear Limited
Sleaford Power Limited
Neil O’Hara	British Energy Power and Energy Trading Limited	None	None	None
Eggborough Land Limited
Eggborough Power (Holdings) Limited
District Energy Limited
Sally Smedley	Remploy Limited	Cornwell Parker plc	None	None

5.2	Save as disclosed in paragraph 5.3 below, at the date of this document no Director or member of the senior management named in this document:

5.2.1	has any unspent convictions in relation to indictable offences;

5.2.2	has been declared bankrupt or entered into an individual voluntary arrangement;

5.2.3	was a director with an executive function of any company at the time of or within the 12 months preceding any receivership, compulsory liquidation, creditors’ voluntary liquidation, administration, company voluntary arrangements or any composition or arrangement with its creditors generally or any class of its creditors save in relation to the Restructuring (save as disclosed in paragraph 5.3 below);

5.2.4	was a partner in a partnership at the time of or within the 12 months preceding any compulsory liquidation, administration or partnership voluntary arrangement of such partnership;

5.2.5	has had his assets the subject of any receivership or was a partner in a partnership at the time of or within the 12 months preceding any assets thereof being the subject of a receivership; or

5.2.6	has been the subject of any public criticisms by any statutory or regulatory authority (including any designated professional body) nor has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

5.3	The Creditor Restructuring Agreement, the Bondholder Restructuring Agreement, the Government Restructuring Agreement, the Old Standstill Agreement, the New Standstill Agreement (summaries of which are set out in paragraphs 17.1(g), (j), (n), (h) and (i) below), the Schemes and the compromise of the claims of Significant Creditors, the Eggborough Banks and BNFL (amongst others) constitute an arrangement with the Group’s creditors.

PART X — ADDITIONAL INFORMATION—(Continued)

6.	DIRECTORS’ AND OTHER INTERESTS

6.1	Following Admission, the interests (all of which are beneficial unless otherwise stated) of the Directors and their immediate families and the interests of persons connected with the Directors in our share capital which:

6.1.1	have or following Admission will be required to be notified to us by each Director pursuant to section 324 or section 328 of the Act;

6.1.2	are required pursuant to section 325 of the Act to be entered in the register referred to therein; or

6.1.3	are interests of a connected person of a Director which would, if the connected person were a Director, be required to be disclosed under paragraphs 6.1.1 or 6.1.2 above and the existence of which is known to or could with reasonable diligence be ascertained by that Director, as at 23 November 2004 (the latest practicable date prior to the publication of this document), are currently, and are expected following Admission to be as follows:

	Assuming the Members’ Scheme is approved			Assuming the Disposal is approved			Assuming neither the Members’ Scheme nor the Disposal is approved
Name of Director	No. of Ordinary Shares	No. of Warrants	% of issued share capital	No. of Ordinary Shares	No. of Warrants	% of issued share capital	No. of Ordinary Shares	% of issued share capital

Adrian Montague	43	92	Negligible	—	92	Negligible	—	—
Ian Harley	40	84	Negligible	—	84	Negligible	—	—

6.2	Save as set out in paragraph 6.1 in this Part, following Admission no Director will have any interest in our share capital or any of our subsidiaries.

6.3	In so far as is known to the Company, the following table shows the interests in its ordinary shares, other than the interests of the Directors set out in paragraph 6.1 above, which, directly or indirectly, amount to 3 per cent. or more of its issued share capital both as at 22 November 2004 (being the latest practicable date prior to the publication of this document) and as expected immediately following Admission:

	Assuming the Members’ Scheme is approved			Assuming the Disposal is approved			Assuming neither the Members’ Scheme nor the Disposal is approved
Name	No. of New Shares	No. of Warrants	% of issued share capital	No. of New Shares	No. of Warrants	% of issued share capital	No. of New Shares	% of issued share capital
Duquesne Capital Management, L.L.C.	78,542,317	—	14.0	80,786,384	—	14.4	80,786,384	14.4
Deutsche Bank AG, London	57,223,688	—	10.2	57,784,705	—	10.3	57,784,705	10.3
Stark Investments[1]	43,882,317	3,071,897	7.8	43,571,865	3,071,897	7.8	43,571,865	7.8
The Eureka (Euro) Fund Limited	44,320,308	—	7.9	45,442,341	—	8.1	45,442,341	8.1
Fidelity Investments	34,783,026	—	6.2	35,669,652	—	6.4	35,669,652	6.4
The Royal Bank of Scotland	30,868,315	—	5.5	31,527,888	—	5.6	31,527,883	5.6
LGC Holdings, L.L.C.	18,081,564	—	3.2	18,542,466	—	3.3	18,542,466	3.3

[1]	The percentage figures stated for Stark Investments are based on the undiluted share capital of the Company. After exercising all its Warrants, Stark Investments’ interests in New Shares (as a percentage of the Company’s fully diluted issued share capital) would be 8.0 per cent. assuming the Members’ Scheme is approved, 7.9 per cent. assuming the Disposal is approved and 7.8 per cent, assuming neither the Members’ Scheme or the Disposal is approved.

The information in the above table has been provided to us by advisers to certain of the Creditors in connection with the application for Admission and, in certain cases, the number of

PART X — ADDITIONAL INFORMATION—(Continued)

New Shares has been calculated on the basis of the percentage figures provided. However, because the Existing Bonds, the debt owed to the Eggborough Banks and the relevant claims of the Significant Creditors are tradeable (in accordance with the Creditor Restructuring Agreement), and because shares in British Energy may be bought or sold, the interests stated above may change between the date of this document and Admission. Supplementary listing particulars would be published if we become aware that there is a significant change in this information or a significant new matter has arisen in this regard (which would have been required to be mentioned in this document if it had arisen prior to the date of this document), in each case, which would be significant for the purpose of making an informed assessment about whether to invest in the New Shares, Warrants and/or New Bonds.

6.4	Save as disclosed above the Directors are not aware of any person who is interested directly or indirectly in 3 per cent. or more of the Company’s issued ordinary share capital.

6.5	Insofar as is known to us no person directly or indirectly, jointly or severally, exercises or could exercise control over us.

6.6	Save as set out in this Part, no Director has or has had any interest in any transaction which is or was unusual in its nature or conditions or is or was significant to the business of the Group and which was effected by any member of the Group in our current or immediately preceding financial year or which was effected during an earlier financial year and remains in any respect outstanding or unperformed.

6.7	There are no outstanding loans granted by any member of the Group to any Director, nor has any guarantee been provided by any member of the Group for their benefit.

7.	DIRECTORS’ SERVICE AGREEMENTS AND LETTERS OF APPOINTMENT

7.1	The executive Directors have service agreements on the following terms:

7.1.1	Michael Alexander is employed by British Energy pursuant to a service agreement which commenced on 1 March 2003, under which Mr Alexander’s employment is terminable on not less than 12 months’ notice. Mr Alexander is entitled to a salary of £400,000 per annum increased to £425,000 with effect from 1 April 2004 and to participate in the British Energy plc Interim Deferred Bonus Plan 2005 (see paragraph 8.2 below for further details) for the financial year 2004/05. In addition, Mr Alexander is entitled to a pension, healthcare and personal accident benefits and to the benefit of a company car. Pension benefits are provided through a combination of the ESPS Generation Group (see paragraph 9 below for details) and an unfunded top-up arrangement financed out of our own resources. Mr Alexander was provided with a letter dated 21 September 2004, which stated that he would be jointly employed by British Energy, BEG and BEG UK with effect from 1 September 2004.

7.1.2

Roy Anderson is employed by British Energy pursuant to a service agreement dated 5 October 2004 and which took effect from 16 September 2004. Under the terms of his service agreement, Mr Anderson’s employment is terminable on not less than 12 months’ notice. Mr Anderson is entitled to a salary of £423,000 per annum and to participate in any Board incentive scheme established from time to time (including the British Energy plc Interim Deferred Bonus Plan 2005). It is anticipated that Roy Anderson will be invited to participate in the British Energy Group plc Long Term Deferred Bonus Plan (see paragraph 8.3 below for further details). In the event that the Restructuring does not go ahead as planned, he will be entitled to participate in a broadly comparable bonus plan. Mr Anderson is entitled to pension, healthcare and personal accident benefits and to the benefit of

PART X — ADDITIONAL INFORMATION—(Continued)

a company car. In addition, he is entitled to certain expenses in respect of his relocation from the US and, subject to remaining in good standing and other conditions, may receive relocation assistance back to the US on termination of his employment. Pension benefits are provided through a combination of the ESPS Generation Group (see paragraph 9 below for details) and an unfunded top-up arrangement financed out of our own resources. Mr Anderson was provided with a letter dated 21 September 2004, which stated that he would be jointly employed by British Energy, BEG and BEG UK with effect from 1 September 2004.

7.1.3	Stephen Billingham is employed by British Energy pursuant to a service agreement dated 13 October 2004 and which took effect from 16 September 2004. Under the terms of his service agreement, Dr Billingham’s employment is terminable on not less than 12 months’ notice. Dr Billingham is entitled to a salary of £325,000 per annum and to participate in any Board incentive scheme established from time to time (including the British Energy plc Interim Deferred Bonus Plan 2005). It is anticipated that Dr Billingham will be invited to participate in the British Energy Group plc Long Term Deferred Bonus Plan (see paragraph 8.3 below for further details). Dr Billingham is entitled to pension, healthcare and personal accident benefits, private fuel reimbursement and to an allowance of £12,000 per annum in lieu of a company car. Dr Billingham is entitled to a single payment of £200,000 in June 2005 provided that he has not voluntarily left the employment of British Energy before 30 June 2005 or has received notice of termination before that date. In the event that shares in New British Energy are not admitted to the Official List by 31 March 2006, Stephen Billingham will receive a further payment of £400,000 during April 2006. This payment will be offset against any awards due to Stephen Billingham under any bonus/incentive plan in operation for the financial years 2006/2007 and 2007/2008. Pension benefits are provided through a combination of the ESPS Generation Group (see paragraph 9 below for details) and an unfunded top-up arrangement financed out of our own resources. Dr Billingham was provided with a letter dated 21 September 2004, which stated that he would be jointly employed by British Energy, BEG and BEG UK with effect from 1 September 2004.

7.2	With effect from 1 September 2004, British Energy modified its fee structure for all non-executive Directors except Adrian Montague.

In addition to the fees set out in paragraph 7.3, non-executive Directors are entitled to receive the following:

Membership of committee	£1,500 per committee
Travel to/from US	£1,000 per occasion
Travel to/from Europe	£ 500 per occasion
Attendance at Board meeting or committee meeting	£ 500 per occasion
Telephone attendance at Board meeting or committee meeting	£ 250 per occasion

The Deputy Chairman of the audit committee (currently John Delucca) is also entitled to receive additional fees of £10,000 per annum.

Each non-executive Director will also receive £13,000 per annum payable in New Shares, such shares to be allocated quarterly in arrears. A non-executive Director may only sell his or her New Shares in equal tranches over the 3 years following grant subject to having been on the Board for at least 12 months following the date of grant.

Current non-executive Directors will each receive a single payment of £10,000 of New Shares as soon as possible after Admission. Any new non-executive Directors joining the Board after this time will also receive a similar payment.

PART X — ADDITIONAL INFORMATION—(Continued)

7.3	The non-executive Directors are engaged pursuant to letters of appointment with British Energy on the following terms:

7.3.1	Adrian Montague has a letter of appointment with British Energy dated 20 January 2003 to serve as a non-executive director for 3 years from 1 December 2002 which may be renewed for a further 3-year period at the discretion of the Board. He also has a further letter of appointment with New British Energy and Holdings plc dated 23 September 2004. Under the terms of the letter of appointment with British Energy, no compensation shall be payable by British Energy for loss of office other than accrued directors’ fees. The further letter of appointment is silent as to the termination of Mr Montague’s appointment as a non-executive director of New British Energy and Holdings plc and therefore it is likely that such appointment would be terminable by reasonable notice. Under Mr Montague’s terms of appointment, on account of the additional work being undertaken for the Restructuring he is currently entitled to a base salary of £300,000 per annum. He also has provision for an additional fee of £100,000 contingent upon Restructuring becoming effective and binding on all interested parties payable on Admission. British Energy will have the obligation to settle the additional fee payable to him that will arise on Admission. Following Admission, Mr Montague’s fees will revert to his ordinary base fee of £150,000 and his entitlement to any additional fees will cease. It is intended that following Admission, Mr Montague’s letter of appointment will be amended to provide for 30 per cent. of his post-Admission base fee of £150,000 to be settled in shares under arrangements which remain to be agreed in detail.

7.3.2	William Coley has a letter of appointment with British Energy dated 15 May 2003 to serve as a non-executive director for 3 years from 1 June 2003 which may be renewed for a further 3-year period at the discretion of the Board. He also has a further letter of appointment with New British Energy and Holdings plc dated 23 September 2004. Under the terms of the letter of appointment with British Energy, British Energy may terminate the appointment, at any time without notice or compensation. The further letter of appointment is silent as to the termination of Mr Coley’s appointment as a non-executive director of New British Energy and Holdings plc and therefore it is likely that such appointment would be terminable by reasonable notice. Under Mr Coley’s terms of appointment, he is entitled to a fee of £27,000 per annum with an additional £10,000 per annum for each Board Committee that he chairs. All fees immediately cease to be due and payable in the event of Mr Coley ceasing to be a non-executive director of British Energy.

7.3.3	Pascal Colombani has a letter of appointment with British Energy dated 15 May 2003 to serve as a non-executive director for 3 years from 1 June 2003 which may be renewed for a further 3-year period at the discretion of the Board. He also has a further letter of appointment with New British Energy and Holdings plc dated 23 September 2004. Under the terms of the letter of appointment with British Energy, British Energy may terminate the appointment, at any time without notice or compensation. The further letter of appointment is silent as to the termination of Mr Colombani’s appointment as a non-executive director of New British Energy and Holdings plc and therefore it is likely that such appointment would be terminable by reasonable notice. Under Mr Colombani’s terms of appointment, he is entitled to a fee of £27,000 per annum with an additional £10,000 per annum for each Board Committee that he chairs. All fees immediately cease to be due and payable in the event of Mr Colombani ceasing to be a non-executive director of British Energy.

7.3.4

John Delucca has a letter of appointment with British Energy dated 15 January 2004 to serve as a non-executive director for 3 years from 1 February 2004 which may be renewed for a further 3-year period at the discretion of the Board. He also has a

PART X — ADDITIONAL INFORMATION—(Continued)

further letter of appointment with New British Energy and Holdings plc dated 23 September 2004. Under the terms of the letter of appointment with British Energy, British Energy may terminate the appointment, at any time without notice or compensation. The further letter of appointment is silent as to the termination of Mr Delucca’s appointment as a non-executive director of New British Energy and Holdings plc and therefore it is likely that such appointment would be terminable by reasonable notice. Under Mr Delucca’s terms of appointment, he is entitled to a fee of £27,000 per annum with an additional £10,000 per annum for each Board Committee that he chairs. All fees immediately cease to be due and payable in the event of Mr Delucca ceasing to be a non-executive director of British Energy.

7.3.5	Ian Harley has a letter of appointment with British Energy dated 8 February 2002 to serve as a non-executive director for 3 years from an unspecified date (later confirmed to be 1 June 2002) and which may be renewed for a further 3-year period at the discretion of the Board. He also has a further letter of appointment with New British Energy and Holdings plc dated 23 September 2004. Under the terms of the letter of appointment with British Energy, British Energy may terminate the appointment at anytime without notice or compensation. The further letter of appointment is silent as to the termination of Mr Harley’s appointment as a non-executive director of New British Energy and Holdings plc and therefore it is likely that such appointment would be terminable by reasonable notice. Under Mr Harley’s terms of appointment, he is entitled to a fee of £25,000 per annum with an additional £5,000 per annum for each Board Committee that he chairs. Fees were subsequently amended to £27,000 per annum plus £10,000 for each Board Committee that he chairs. All fees immediately cease to be due and payable in the event of Mr Harley ceasing to be a non-executive director of British Energy.

7.3.6	David Pryde has a letter of appointment with British Energy dated 27 August 2004 to serve as a non-executive director for 3 years from 1 September 2004 which may be renewed for a further 3-year period at the discretion of the Board. He also has a further letter of appointment with New British Energy and Holdings plc dated 23 September 2004. Under the terms of the letter of appointment with British Energy, British Energy may terminate the appointment at any time without notice or compensation. The further letter of appointment is silent as to the termination of Mr Pryde’s appointment as a non-executive director of New British Energy and Holdings plc and therefore it is likely that such appointment would be terminable by reasonable notice. Under Mr Pryde’s terms of appointment, he is entitled to a fee of £27,000 per annum with additional fees of £10,000 for each Board Committee that he chairs. All fees immediately cease to be due and payable in the event of Mr Pryde ceasing to be a non-executive director of British Energy.

7.3.7	Clare Spottiswoode has a letter of appointment with British Energy dated 2 November 2001 to serve as a non-executive director for 3 years from 1 December 2001 which may be renewed for a further 3-year period at the discretion of the Board. She also has a further letter of appointment with New British Energy and Holdings plc dated 23 September 2004. Under the terms of the letter of appointment with British Energy, British Energy may terminate the appointment at anytime without notice or compensation. The further letter of appointment is silent as to the termination of Ms Spottiswoode’s appointment as a non-executive director of New British Energy and Holdings plc and therefore it is likely that such appointment would be terminable by reasonable notice. Under Ms Spottiswoode’s terms of appointment, she is entitled to a fee of £25,000 per annum with additional fees of £25,000 for serving as Deputy Chairman reduced to £10,000 with effect from 1 September 2004 and £10,000 for serving as Chair of the Remuneration Committee. All fees immediately cease to be due and payable in the event of Ms Spottiswoode ceasing to be a non-executive director of British Energy.

PART X — ADDITIONAL INFORMATION—(Continued)

7.3.8	Sir Robert Walmsley has a letter of appointment with British Energy dated 24 July 2003 to serve as a non-executive director for 3 years from 1 August 2003 which may be renewed for a further 3-year period at the discretion of the Board. He also has a further letter of appointment with New British Energy and Holdings plc dated 23 September 2004. Under the terms of the letter of appointment with British Energy, British Energy may terminate the appointment at anytime without notice or compensation. The further letter of appointment is silent as to the termination of Sir Robert’s appointment as a non-executive director of New British Energy and Holdings plc and therefore it is likely that such appointment would be terminable by reasonable notice. Under Sir Robert’s terms of appointment, he is entitled to a fee of £27,000 per annum with an additional £10,000 per annum for each Board Committee that he chairs. All fees immediately cease to be due and payable in the event of Sir Robert ceasing to be a non-executive director of British Energy.

7.4	Copies of the executive Directors’ service agreements and the letters of appointment of the non-executive Directors referred to above will be available for inspection at the address specified in paragraph 21 below.

7.5	Save as set out in this Part, there are no existing or proposed service agreements between any Director and any member of the Group other than agreements expiring or terminable without payment of compensation (other than statutory compensation) within one year.

7.6	The aggregate remuneration paid including the bonuses referred to above, pension fund contributions made and benefits in kind granted to the Directors during the year ended 31 March 2004 was £2.05m. The aggregate amount payable to the Directors under the arrangements in force at the date of this document (including pension fund contributions and benefits in kind but excluding bonuses) is estimated to amount to £2.1m for the current financial year.

8.	EMPLOYEE SHARE INCENTIVE PLANS

New British Energy has adopted the following employee share incentive plans:

The British Energy Group plc Interim Deferred Bonus Plan 2005 (the Interim Bonus Plan);

The British Energy Group plc Long Term Deferred Bonus Plan (the LT Plan);

The British Energy Group plc Executive Share Option Plan 2004 (the British Energy Group plc Executive Plan);

The British Energy Group plc Employee Share Option Plan 2004 (the British Energy Group plc Employee Plan);

The British Energy Group plc Share Incentive Plan (the SIP) and an associated trust (the SIP Trust);

The British Energy Group plc Sharesave Scheme 2004 (the British Energy Group plc Sharesave Scheme),

(together, the British Energy Group plc Share Plans).

Save for the Interim Bonus Plan and the LT Plan which are new plans, the British Energy Group plc Share Plans are not materially different from the existing British Energy share incentive plans. The Interim Bonus Plan and the LT Plan have been negotiated with the ad hoc committee’s advisers and those creditors who have opted to become restricted from dealing in securities during the Restructuring. Pursuant to the Creditor Restructuring Agreement the Consenting Bondholders appointed the ad hoc committee as their designated representative in relation to matters relating to the Restructuring. Certain other creditors also notified the Company that the ad hoc committee was entitled to negotiate such matters on their behalf. The Consenting Bondholders and the other creditors who have given authority to the ad hoc committee will together receive a

PART X — ADDITIONAL INFORMATION—(Continued)

majority of the New Shares of New British Energy following the Restructuring (being approximately 74 per cent. of the issued share capital of the Company immediately following Admission assuming the Members’ Scheme becomes Effective). It was open to any Creditor to become restricted if it wished to do so and having done so, to participate in the negotiation of the Interim Bonus Plan and the LT Plan.

8.1	Principal features common to all the British Energy Group plc Share Plans

Each of the British Energy Group plc Share Plans may operate over new issue shares, market purchased shares or, if appropriate, treasury shares (other than the Interim Bonus Plan or the LT Plan for which New Shares will be issued).

The British Energy Group plc Share Plans provide that:

8.1.1	no options/awards will be granted which would cause the number of shares issued or issuable pursuant to options/awards granted in the previous ten years under the British Energy Group plc Executive Plan or any other executive share plan adopted by New British Energy or any subsidiary to exceed 5 per cent. of New British Energy’s issued ordinary share capital;

8.1.2	no options/awards will be granted which would cause the number of shares issued or issuable pursuant to options/awards granted in the previous ten years under any British Energy Group plc Share Plan or any other employee share plan adopted by New British Energy or any subsidiary to exceed 10 per cent. of New British Energy issued ordinary share capital; and

8.1.3	any treasury shares transferable or transferred under British Energy Group plc Share Plans will be deemed to be new issue shares in New British Energy when calculating the limits described above.

Rights attaching to shares

New shares allotted under the British Energy Group plc Share Plans will rank equally with all other new shares in issue, but will not normally qualify for dividends or other rights for which the record date is earlier than the date of allotment of the shares.

Variation of capital

In the event of any variation of share capital, or (except in the case of Inland Revenue approved options) of a demerger or the payment of a special dividend or of any other event which would affect the market price of shares to a material extent, the Remuneration Committee may make such adjustments as it considers appropriate to adjust:

(a)	in the case of share options, the number of shares under option, the price payable on their exercise and where any such options have been exercised but no shares allotted or transferred pursuant to them, the number of shares to be so allotted or transferred and the price at which they may be acquired; and

(b)	in the case of other awards, the number of shares subject to the award.

Alterations to the British Energy Group plc Share Plans

The Remuneration Committee may at any time alter or add to the British Energy Group plc Share Plans in any respect, provided that the prior approval of shareholders is obtained for any alterations or additions to the advantage of participants in respect of eligibility, limits on participation, the overall limits on the issue of shares, terms of exercise, the rights attaching to the shares acquired, non-assignability of options (or other awards) and adjustments of options (or other awards).

PART X — ADDITIONAL INFORMATION—(Continued)

The requirement to obtain the prior approval of shareholders will not, however, apply to any minor alteration made to benefit the administration of the British Energy Group plc Share Plans, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any participating company in the New British Energy Group. The above does not restrict the ability of the Remuneration Committee to adjust performance conditions (if any) to take account of supervening events. No alteration to any key feature of the Inland Revenue approved part of the British Energy Group plc Executive Plan, the British Energy Group plc Employee Plan, the SIP or the British Energy Group plc Sharesave Scheme may be made whilst it is so approved without the Inland Revenue’s approval.

Non-transferability of awards/options

Awards/options are not transferable other than to the participant’s personal representatives in the event of his death.

Reorganisations

In the event of an internal reorganisation, including by way of a future scheme of arrangement, the rules of the relevant British Energy Group plc Share Plans provide that this will not ordinarily accelerate the vesting of any awards or options granted under the British Energy Group plc Share Plans and that performance conditions will continue to apply. Where the reorganisation involves the imposition of a new holding company above New British Energy, existing options/awards could, with the agreement of the relevant participant and New British Energy, be exchanged for options/awards in the new holding company. If such an exchange is not offered or the participant does not agree, the options/awards would lapse.

Pensionability

No benefits received under the British Energy Group plc Share Plans will be pensionable except that a decision by an employee to invest his own normal salary in buying Partnership Shares (as explained in paragraph 8.6) under the SIP will not reduce pension benefits provided by New British Energy except to the extent required by law.

8.2	The Interim Bonus Plan

Purpose

The Interim Bonus Plan is designed to reward participants for performance over the financial year ending 31 March 2005. It is intended to reward performance for that financial year only, and rewards for performance in subsequent financial years will be provided through the LT Plan.

Eligibility

A deferred bonus may be granted by the Remuneration Committee in respect of the financial year ending 31 March 2005 only to senior executives of New British Energy (including executive Directors) and its subsidiary companies. It is intended that participants in the Interim Bonus Plan will not participate in the British Energy Group plc Executive Plan.

Performance targets for bonus

The Remuneration Committee has yet to set specific targets for awards under the Interim Bonus Plan but it is anticipated that they will be based on a number of performance measures relating to the Group’s technical, operating, commercial and financial results for the financial year ending 31 March 2005.

PART X — ADDITIONAL INFORMATION—(Continued)

These targets, and the Group’s performance against them, will be disclosed to shareholders in the Remuneration Report to be considered at the Company’s annual general meeting during 2005.

Making of awards

Following the end of the financial year ending 31 March 2005, and to the extent that the performance targets have been satisfied, the Remuneration Committee may make a bonus award to participating employees in the six weeks following the announcement by New British Energy of its results for that financial year (and outside this six week period in exceptional circumstances). The maximum level of award shall be as set out in the table below. The Chief Nuclear Officer, Roy Anderson, was hired from the US and as a result his total compensation is potentially higher to reflect prevailing market rates in the US. His potential earnings over the same period are 1.67 times higher than the level for the Chief Executive Officer and Finance Director.

It is intended that awards will be satisfied as follows:

Population	Award break down	Maximum Award
The Chief Executive Officer, the Finance Director, the Chief Nuclear Officer	100% in New Shares	1.5 X Salary (other than for Chief Nuclear Officer—see above)
The Trading Director, the Human Resources Director, the Company Secretary	75% in New Shares and 25% in cash.	1.5 X Salary

The actual amount of awards made to participating employees will depend on the extent to which the performance targets have been satisfied, and the maximum award will only be made if all the performance targets have been satisfied in full.

Awards over shares may be made in several forms as determined by the Remuneration Committee at the date of grant in the light of accounting and tax consequences. These include (a) a contingent right to acquire shares at no cost (b) a nil price option (c) a gift of shares forfeitable in the event that specified conditions are not met (d) such other form of equity award as has substantially the same economic effect. The number of shares that are the subject of a share award will be calculated by dividing the value of the award by the average price of New Shares on the London Stock Exchange over the 60 Business Days preceding the date of the award.

Timing of release

To the extent that the performance conditions are met, cash awards will be paid immediately and one-third of the shares subject to a share award may be released immediately. Subject to early release provisions, a further one-third of the shares may be released on the first anniversary of the date of the award, and the final third of the shares may be released on the second anniversary of the date of the award.

Entitlement to dividends

Dividends paid on shares subject to awards will be used to purchase additional shares on the London Stock Exchange and such additional shares will be released at the same time as shares are released under the awards.

Early release

Shares may be released early if the participant’s service with the New British Energy Group ceases through death, retirement, injury, disability or sale of his employing business or company, subject to the absolute discretion of the Remuneration Committee.

PART X — ADDITIONAL INFORMATION—(Continued)

In addition if an employee is not under formal disciplinary action or investigation and resigns, the independent non-executive Directors can determine in their absolute discretion, that shares may be released early, being released not later than 6 months after resignation.

If a participant ceases employment in the financial year ending 31 March 2005 or after 31 March 2005 but before the award has been made, and he ceases through death, retirement, injury, disability or sale of employing company or business, the independent non-executive Directors have a discretion, when they have determined on the basis of the financial year end results the extent to which the performance targets have been satisfied, to make an award of shares which can be released immediately, but the number of shares will be reduced on a pro rata basis to reflect the part of the financial year for which the participant was not employed (unless the independent non-executive Directors otherwise decide).

In the event of a takeover, reconstruction or winding-up of New British Energy, awards shall be determined entirely at the discretion of the Remuneration Committee.

Forfeiture

Normally a participant who ceases employment with the Group before the date for release will forfeit his award (subject to the early release provisions). In the case of a participant who is under formal disciplinary action or investigation on the date shares are due to be released, the release date will be deferred until such disciplinary action or investigation is completed and the Remuneration Committee will then determine whether the award should be forfeited or shares may be released.

Prohibition on release

Awards will not be released at a time during the year when dealings in New British Energy’s shares by its executive Directors or senior executives are prohibited by the Listing Rules.

Variation of capital

In the event of a variation of share capital, the Remuneration Committee may make such adjustments to the number of shares which are the subject of an award as it considers appropriate.

Overall limits

The Interim Bonus Plan will operate in conjunction with a discretionary employee trust with an independent trustee situated in the Channel Islands. The trustee will subscribe for the shares required to satisfy awards under the Interim Bonus Plan, subject to the following limits:

(i)	the number of New Shares which may be issued to satisfy awards under the Interim Bonus Plan or under the LT Plan in any 10 year period, or on the exercise of options granted in that 10 year period under any New British Energy executive share option scheme, may not exceed such number of New Shares as represents 5 per cent. of the New Shares in issue, and

(ii)	the number of New Shares that may be issued to satisfy awards under the Interim Bonus Plan or under the LT Plan in any 10 year period, or that may be issued on the exercise of options granted in that 10 year period, or issued otherwise, under all New British Energy’s employee share schemes, may not exceed such number of New Shares as represents 10 per cent. of the New Shares in issue.

PART X — ADDITIONAL INFORMATION—(Continued)

Shareholding requirement

It is intended that a shareholding requirement will be set by the Remuneration Committee to require members of the Board and other members of the executive team to retain ownership of New Shares. For members of the Board, this will require them eventually to build a shareholding equal in value to 50 per cent. of their gross salary.

Amendment

The Remuneration Committee has the right to amend the rules of the Interim Bonus Plan. The prior approval of New British Energy in general meeting must be obtained in the case of any amendment to the advantage of participants which is made to the provisions relating to eligibility, limits, variation of capital, the maximum entitlement for any one participant and the basis for determining a participant’s entitlement to shares. However any minor amendment to benefit the administration of the Interim Bonus Plan or to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants, any member of the New British Energy Group or the trustee may be made without prior approval of New British Energy in general meeting. Any amendment to the disadvantage of participants requires the consent of a majority of them.

8.3  The LT Plan

Definitions

For the purposes of the LT Plan the following definitions apply:

Accident Frequency Rate (“AFR”)	The number of lost time accidents (staff and non-staff) over the financial year in question per 200,000 hours worked. This is a standard WANO measure

Capital Expenditure (“Capex”)

Capital Expenditure is currently expensed by the British Energy Group in its profit and loss account due to the impairment of its asset base carried out during the financial year ended 31 March 2003. EBITDA (Pre-Capex), as defined below, excludes the costs of investment expenditure that, had British Energy Group not have impaired its asset base, would ordinarily have been capitalised under UK GAAP. The Remuneration Committee reserves the right to adjust the target EBITDA (Pre-Capex) should the amount of capital that is added back to arrive at the EBITDA (Pre-Capex) differ significantly from that assumed when setting the target

Commencement Date	1 April 2005

EBITDA (Pre-Capex)

For each financial year ending on 31 March, 100 per cent. of group operating profit of the New British Energy Group before interest, tax, depreciation, and amortisation and before capital expenditure is expensed to the profit and loss account or one time charges or exceptional items based on UK GAAP. EBITDA (Pre-Capex) excludes any charges to the profit and loss account relating to the NLF Cash Sweep Payment or decommissioning fund contributions. It includes any relevant charge to profit and loss arising as a result of SSAP 24 or FRS 17 and excludes any charge to the profit and loss account relating to employee share schemes

PART X — ADDITIONAL INFORMATION—(Continued)

Environmental Incidents (“EI”)

The number of off-site reportable environmental incidents over the financial year in question as reported in the British Energy safety and regulation department board papers in the past. Each event is either a release of radioactivity or a breach of an authorised discharge limit or discharge consent

Equity Market Capitalisation

The equity market capitalisation of New British Energy before the NLF converting the NLF Cash Sweep Payment into shares averaged over the final 90 Business Days for each financial year for which the target has been set

Free Cash Flow (or Operating Cash Flow)

Net cash flow for operating activities of the New British Energy Group prior to the NLF Cash Sweep Payment and after working capital movement and capital expenditure and before interest, tax, debt repayments and one-time charges of the New British Energy Group. The Remuneration Committee will take account of any exceptional movements in cash flow in the last quarter of the relevant financial year

Non-Outage Backlog

Total of outstanding plant defects which are work requests that have been partially actioned by maintenance, or are still awaiting action after screening by the station Work Review Groups based on a priority weighting set by the NPRC

Nuclear Output	Output from the Group Nuclear Stations over the financial year in Terawatt hours
Safety & Environment	Combination of the Accident Frequency Rate, Environmental Incidents and Unplanned Automatic Trip Rate

Trading Measure	This will be a trading measure, details of which will be determined by the Remuneration Committee before the Commencement Date

Unplanned Automatic Trip Rate (“UATR”)	The number of unplanned automatic trips over the financial year to date per 7,000 hours critical. This is a standard WANO measure

Eligibility

Those invited to participate in the LT Plan shall consist of the “Executive Team” (which consists of the Chief Executive, the Finance Director, the Chief Nuclear Officer, the Trading Director, the Human Resources Director, the Company Secretary and the Technical Director) and certain other senior executives of the Group selected by the Remuneration Committee.

No other entitlements

The Executive Team will not participate in any other New British Energy employee share scheme or cash based bonus scheme, other than Inland Revenue approved employee

PART X — ADDITIONAL INFORMATION—(Continued)

share schemes that are required by law to include all UK employees. It is intended that participants in the LT Plan will not participate in the British Energy Group plc Executive Plan.

Performance targets

These will consist of group targets, the measurement of which will start at the Commencement Date. Targets will be set for each financial year for the first three year period (the three financial years ending on 31 March 2006, 2007 and 2008). The targets for subsequent three year periods shall be determined by the Remuneration Committee prior to the start or during each three year period, as appropriate.

Group targets

For the first three year period, these will be based on the following measures:

•	Safety and Environment;

•	EBITDA (Pre-Capex);

•	Nuclear Output;

•	Non-Outage Backlog;

•	Trading Measure;

•	Free Cash Flow; and

•	Equity Market Capitalisation.

The targets that have been set are as follows, and should be read in conjunction with the notes set out below and the definitions set out above:

	Financial year ending 31 March 2006	Adjusted Group Targets[2]	Group Targets[2]
	EBITDA (Pre-Capex)	£800 m	£1,000 m
	Nuclear Output[4]	64.5 TWh	69.5 TWh
Safety & Environment[3]	AFR	To be set on an annual basis
EI
UATR
Non-Outage Backlog[3]
Trading Measure[3,5]
Free Cash Flow[3]
Equity Market Capitalisation[6,7]

Financial year ending 31 March 2007		Adjusted Group Targets[2]	Group Targets[2]
EBITDA (Pre-Capex)		£925 m	£1,250 m
Nuclear Output[4]		65.5 TWh	72 TWh
Safety & Environment[3]	AFR	To be set on an annual basis
EI
UATR
Non-Outage Backlog[3]
Trading Measure[3,5]
Free Cash Flow[3]
Equity Market Capitalisation[6,7]

PART X — ADDITIONAL INFORMATION—(Continued)

Financial year ending 31 March 2008		Adjusted Group Targets[2]	Group Targets[2]
EBITDA (Pre-Capex)		£1,200 m	£1,600 m
Nuclear Output[4]		69.5 TWh	74.0 TWh
Safety & Environment[3]	AFR	To be set on an annual basis
EI
UATR
Non-Outage Backlog[3]
Trading Measure[3,5]
Free Cash Flow[3]
Equity Market Capitalisation[6,7]

For participants who are not members of the Executive Team, there may be additional targets.

Notes:

1.	All performance targets will be audited independently of New British Energy and the Remuneration Committee shall retain discretion to adjust awards to reflect any independent audit report. If any recording standards change, the Remuneration Committee shall have the discretion to reassess performance measures to take account of any such changes. For the Safety & Environment basket of measures this shall also include internal periodic audit to ensure that all parts of the business are monitoring and recording the correct metrics. In recognition of the volatility in UK electricity market prices, and the potential impact on realised prices and hence EBITDA, each year the Remuneration Committee will review market prices during the prior year and forecast prices for future years. If there has been a significant variation in the assumed prices in the targets, the Remuneration Committee will have the discretion to adjust EBITDA targets by an amount based on expected output, the market price change and the portion of the output that would be expected to be exposed to the changes in price. At the same time, the Remuneration Committee will review achieved output and will assess whether future output targets remain appropriate in the light of what is known about plant condition and performance at that time.
2.	For performance between Adjusted Group Targets and Group Targets, awards shall be adjusted on the basis of straight-line interpolation.
3.	For these measures, targets will be set on an annual basis. For this reason, projected targets for the financial years ending 31 March 2006, 31 March 2007 and 31 March 2008 are left blank.
4.	Assumes no nuclear assets will be bought or sold over the duration of the LT Plan. The LT Plan requires that the Remuneration Committee reset the target if these assumptions change.
5.	The trading measure for the financial years ending 31 March 2006, 31 March 2007 and 31 March 2008 will be defined to reflect “trading value” which will be a value at risk measure.
6.	If a sale occurs during a financial year for which performance targets have been set, the sole target applicable shall be the Equity Market Capitalisation target for the relevant year, with the sale price attained being compared against that target (with Remuneration Committee discretion to adjust the Equity Market Capitalisation target, if it so determines, to reflect the benefit to shareholders of the early release of funds). In these circumstances the Remuneration Committee shall also have discretion to make awards immediately for any financial years in the relevant three-year cycle which have yet to commence, in which case it will have discretion to compare the sale price attained against the Equity Market Capitalisation target either for the relevant year or that for the last year of the relevant LT Plan cycle. In addition, the Remuneration Committee shall have discretion whether to apply time pro-rating.
7.	Targets for Equity Market Capitalisation will be set for the financial years ending 31 March 2006, 31 March 2007 and 31 March 2008 at the beginning of 2005.

PART X — ADDITIONAL INFORMATION—(Continued)

Weighting of group targets

The Executive Team performance targets will be entirely based on Group Targets, and the proposed weighting for the Executive Team is as follows:

Year	Safety[1]	EBITDA (Pre- Capex)	Nuclear Output	Non-Outage Backlog	Trading Measure	Free Cash Flow	Equity Market Capitalisation
2006	17.5%	30%	20%	10%	5%	7.5%	10%
2007	17.5%	30%	20%	10%	5%	7.5%	10%
2008	17.5%	30%	20%	10%	5%	7.5%	10%

1.	A “Safety Over-Ride” will apply. In the event of an INES event at level 2 or above, there will be a presumption that the entire awards will be scaled back appropriately, and the Remuneration Committee shall consider by how much to scale back any potential award.

Forms of payouts

Awards will be satisfied 100 per cent. in New Shares in accordance with the vesting schedule set out below.

Total Potential Maximum Award for the Executive Team

The proposed total maximum awards for participants based on a three year LT Plan period are as follows:

Tier	Adjusted Award over 3 years(1)	Maximum Award over 3 years(1)
Executive Team	6 x Basic Annual Salary(2)	14 x Basic Annual Salary(2)

1.	These awards are the aggregate figure for the three financial years ending 31 March 2006, 2007 and 2008. The Maximum Award assumes all of the Group Targets are achieved at the maximum Group Target level for each category in each of the three years covered for the LT Plan, and assumes that the awards all fully vest. The Maximum Award level for subsequent three-year periods shall be determined by the Remuneration Committee prior to the start of each three-year period. Awards for the first three-year cycle will be made on the basis of 20 per cent. of the total potential maximum award for that three year period being made in respect of the financial year ending 31 March 2006, 40 per cent. in respect of the financial year ending 31 March 2007 and 40 per cent. in respect of the financial year ending 31 March 2008.
2.	Basic Annual Salary—this will be set as of the date of issue of this Document. Further increases of basic annual salary after the date of this Document will not increase the Maximum Award over 3 years during the LT Plan. For the financial years ending 31 March 2006 and 31 March 2007 only, a 3 x Basic Annual Salary multiplier will apply to the Nuclear Output measure for the Adjusted Award. The Chief Nuclear Officer, Roy Anderson, was hired from the US and as a result his total compensation is potentially higher to reflect prevailing market rates in the US. His potential earnings over the same period are 1.67 times higher than both the 6 x figure and the 14 x figure set out above for the remaining Executive Team members.

Making of awards

Following the end of the relevant financial year, and to the extent that the performance targets have been satisfied, the Remuneration Committee may make an award of New Shares to participating employees in the six weeks following the announcement by British Energy Group plc of its results for that financial year (and outside this six week period in exceptional circumstances). No awards may be granted more than 10 years after adoption of the LT Plan.

Awards may be made in several forms as determined by the Remuneration Committee at the date of grant in the light of accounting and tax consequences. These include (a) a contingent right to acquire shares at no cost (b) a nil price option (c) a gift of shares forfeitable in the event that specified conditions are not met (d) such other form of equity award as has substantially the same economic effect.

PART X — ADDITIONAL INFORMATION—(Continued)

Structure of LT Plan

The LT Plan will be structured as a deferred bonus scheme. Each participant’s annual bonus will be in the form of newly-issued shares subscribed for by a trust. The New Shares which will be granted to each member will be based on the success by each participant of targets as set out above. New Shares may only be released under the LT Plan if the participant remains in employment and is in Good Standing at the time of vesting (“Good Standing” for these purposes shall mean that the executive is not under formal disciplinary action or investigation). If the participant is not in Good Standing, release is deferred until the disciplinary action or investigation is completed and the Remuneration Committee will then determine whether the award should be forfeited or shares may be released.

Timing of release

To the extent that the performance conditions are met, one-third of the shares subject to an award may be released immediately. Subject to early release provisions, a further one-third of the shares may be released on the first anniversary of the date of the award, and the final third of the shares may be released on the second anniversary of the date of the award. The phasing of release of awards for subsequent three year periods shall be determined by the Remuneration Committee prior to the start of each three year period.

Average price of shares

Once the notional award has been calculated, shares will be issued based on the average price of the shares, prevailing over the last 60 Business Days prior to the relevant calculation.

Dividends

When New British Energy pays dividends on New Shares, dividends will also be paid on the New Shares awarded under the LT Plan. Dividends paid on the New Shares held under the LT Plan will be used to purchase additional shares at the prevailing market price and vest at the same time as the original award under the LT Plan.

Loss of entitlement and early release

Subject as set out below, each participant shall have no entitlement to unvested shares if he/she leaves employment prior to the vesting period unless the participant is leaving owing to death, retirement, injury or disability or the sale of his employing company or business, in which case the Remuneration Committee will determine whether the applicable participant’s entitlement (being any amounts awarded but not yet vested) will vest.

In addition, in the event of a takeover, reconstruction or winding-up of New British Energy, shares will be released early. If this occurs during a financial year for which performance targets have been set, the sole target applicable shall be the Equity Market Capitalisation target for the relevant year, with the sale price attained being compared against the target (with Remuneration Committee discretion to adjust the Equity Market Capitalisation target if it so determines to reflect the benefit to shareholders of the early release of funds). In such circumstances the Remuneration Committee shall also have discretion to make awards of shares which may be released immediately for any financial years in the relevant three year period which have yet to commence, in which case it will have discretion to compare the sale price attained against the Equity Market Capitalisation target either for the relevant year or that for the last year of the relevant LT Plan three year period. In addition, the Remuneration Committee shall have discretion whether to apply time pro-rating.

PART X — ADDITIONAL INFORMATION—(Continued)

Notwithstanding the above, in the event a member in Good Standing resigns, the independent non-executive Directors can determine in their absolute discretion through their unanimous decision whether any awards granted but not yet vested will be released to the relevant participant on resignation, being released not later than 6 months after resignation.

Prospective loss of entitlement

If a participant ceases employment through death, retirement, injury, disability, or the completion of a sale of his employing company or business in the financial year for which he has been set performance targets or after the financial year but before the award has been made, the independent non-executive Directors have a discretion, when they have determined on the basis of the relevant financial year-end results to what extent the performance targets have been satisfied, to make an award of shares which can be released immediately, but reduced on a pro rata basis for the part of the financial year not employed, unless the Remuneration Committee otherwise decides. Otherwise customary language will be included in the LT Plan Rules to the effect that any person leaving employment will have no entitlement whatsoever to any rights to compensation or damages in respect of any loss of the opportunity to benefit from any right or entitlement arising or relating to the LT Plan.

Variation of capital

In the event of a variation of share capital, the Remuneration Committee may make such adjustments to the number of shares which are the subject of an award as it considers appropriate. For the avoidance of doubt, the NLF exercising its Conversion Right in whole or in part will not be a ground for the Remuneration Committee to adjust the number of shares subject to an award.

Overall limits

The LT Plan will operate in conjunction with a discretionary employee trust with an independent trustee situated in the Channel Islands. This will subscribe for the shares required to satisfy awards under the LT Plan, subject to the following limits:

(i)	the number of New Shares which may be issued to satisfy awards under the LT Plan or Interim Bonus Plan in any 10 year period, or on the exercise of options granted in that 10 year period under any New British Energy executive share option scheme, may not exceed such number of New Shares as represents 5 per cent. of the New Shares in issue, and

(ii)	the number of New Shares that may be issued to satisfy awards under the LT Plan or Interim Bonus Plan in any 10 year period, or that may be issued on the exercise of options granted in that 10 year period, or issued otherwise, under all New British Energy’s employee share schemes, may not exceed such number of New Shares as represents 10 per cent. of the New Shares in issue.

Shareholding requirement

It is intended that a shareholding requirement will be set by the Remuneration Committee to require the Executive Team to retain ownership of New Shares. For members of the Board, this will require them eventually to build a shareholding equal in value to 50 per cent. of their gross salary.

Amendment

The Remuneration Committee has the right to amend the rules of the LT Plan. The prior approval of New British Energy in general meeting must be obtained in the case of any

PART X — ADDITIONAL INFORMATION—(Continued)

amendment to the advantage of participants which is made to the provisions relating to eligibility, limits, variation of capital, the maximum entitlement for any one participant and the basis for determining a participant’s entitlement to shares. However any minor amendment to benefit the administration of the LT Plan or to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants, any member of the New British Energy Group or the trustees may be made without prior approval of New British Energy in general meeting. Any amendment to the disadvantage of members requires the consent of a majority of them.

8.4	The British Energy Group plc Executive Plan

General

There are two parts to the British Energy Group plc Executive Plan. New British Energy intends to seek UK Inland Revenue approval of the “Approved” part. The “Unapproved” part of the British Energy Group plc Executive Plan, which is not designed for UK Inland Revenue approval, is intended to be used primarily where executives already have more than £30,000 worth of outstanding approved options and/or are not subject to tax in the UK. Except to the extent required to obtain Inland Revenue approval, the Approved and Unapproved parts of the British Energy Group plc Executive Plan are in all material respects identical.

The operation of the British Energy Group plc Executive Plan will be supervised by the Remuneration Committee, all the members of which are independent non-executive directors.

Eligibility

All employees and full-time directors of New British Energy and its subsidiaries who are not within six months of their contractual retirement, will be eligible to participate in the British Energy Group plc Executive Plan at the discretion of the Remuneration Committee.

Grant of options

Options (which may relate to new, existing shares and/or treasury shares) may be granted within the six weeks following the approval of the British Energy Group plc Executive Plan by shareholders or the date the Approved part of the British Energy Group plc Executive Plan is approved by the Inland Revenue; thereafter within the six weeks following the announcement by New British Energy of its results for any period or the removal of any statutory or regulatory restriction which had previously prevented an option being granted; and at other times in circumstances considered by the Remuneration Committee to be sufficiently exceptional.

No options may be granted later than 10 years after the approval of the British Energy Group plc Executive Plan by shareholders. The Remuneration Committee shall regularly review the British Energy Group plc Executive Plan to ensure its continued effectiveness.

Limit on individual participation

No option may be granted to an individual if it would cause the aggregate exercise price of shares put under option to him in any financial year under the British Energy Group plc Executive Plan to exceed 200 per cent. of his base salary. Options granted to any individual under the Approved part of the British Energy Group plc Executive Plan, the Approved part of the British Energy Group plc Employee Plan (or any other Inland Revenue approved option plan apart from a savings related plan) are limited to £30,000 worth of shares (or such other limit as prescribed by the tax legislation).

PART X — ADDITIONAL INFORMATION—(Continued)

Exercise price

The price per share payable upon the exercise of an option will not be less than the higher of:

(a)	the price of an ordinary share on the London Stock Exchange on the date of grant or the day immediately preceding the date of grant, as determined by the Remuneration Committee; and

(b)	the nominal value of an ordinary share, if the option relates to new issue shares.

Exercise of options

An option will normally be exercisable between three and ten years following its grant, but normally only if a specified performance condition has been satisfied. This condition will be disclosed each year in the New British Energy’s annual report and accounts. The condition may be varied in certain circumstances following the grant of an option so as to achieve its original purpose.

At this time it is contemplated that the conditions to be attached to the first options granted under the British Energy Group plc Executive Plan will be based on New British Energy’s earnings per share or on share price growth targets.

The performance condition will be measured from a fixed base, i.e. the date of grant of the option. To the extent that the performance condition is not satisfied over the performance period, options will lapse. There will be no opportunity to re-test the performance condition.

The Remuneration Committee may choose to impose a different performance condition in future years, but any future condition must be considered by the Remuneration Committee as no less challenging than the initial one. The Remuneration Committee will consult major institutional shareholders at the time of any such changes.

Options will ordinarily lapse on cessation of employment. However, exercise will be permitted in the event of an optionholder’s death, or cessation of employment by reason of injury, ill-health, disability, redundancy, retirement, where the optionholder’s employer or business unit ceases to be within the Group or in other circumstances if the Remuneration Committee so determines. Where exercise is permitted, this will be for six months from cessation of employment (12 months in the case of death). In all cases, the performance condition has to be satisfied, measuring performance of New British Energy up to cessation of employment.

Options may be exercised early in the event of an amalgamation, takeover, reconstruction or winding up of New British Energy and, if the Remuneration Committee so decides, on a demerger. In such circumstances, the performance condition must be satisfied, measuring the performance of New British Energy up until the relevant event.

8.5	The British Energy Group plc Employee Plan

General

There are two parts to the British Energy Group plc Employee Plan. New British Energy intends to seek UK Inland Revenue approval of Part A of the British Energy Group plc Employee Plan the “Approved” part. The “Unapproved” part of the British Energy Group plc Employee Plan, which is not designed for UK Inland Revenue approval, is intended to be used primarily for grants to executives not subject to tax in the UK. Except to the extent required to obtain Inland Revenue approval, the Approved and Unapproved parts of the British Energy Group plc Executive Plan are in all material respects identical.

PART X — ADDITIONAL INFORMATION—(Continued)

The operation of the British Energy Group plc Employee Plan will be supervised by the Remuneration Committee, all the members of which are independent non-executive directors.

Eligibility

All employees and full-time directors of New British Energy and its subsidiaries who are not within six months of their contractual retirement, will be eligible to participate in the British Energy Group plc Employee Plan at the discretion of the Remuneration Committee. The intention is that the British Energy Group plc Employee Plan will be used to facilitate grants to non-senior executives of New British Energy and its subsidiaries (with grants to senior executives made under the British Energy Group plc Executive Plan described above).

Grant of options

Options (which may relate to new, existing shares and/or treasury shares) may be granted within the six weeks following the approval of the British Energy Group plc Employee Plan by Shareholders or the date the Approved part of the British Energy Group plc Employee Plan is approved by the Inland Revenue; thereafter within the six weeks following the announcement by New British Energy of its results for any period or the removal of any statutory or regulatory restriction which had previously prevented an option being granted; and at other times in circumstances considered by the Remuneration Committee to be exceptional.

No options may be granted later than 10 years after the approval of the British Energy Group plc Employee Plan by shareholders. The Remuneration Committee shall regularly review the British Energy Group plc Employee Plan to ensure its continued effectiveness.

Limit on individual participation

No option may be granted to an individual if it would cause the aggregate exercise price of shares put under option to him in any financial year under the British Energy Group plc Employee Plan, the Approved part of the British Energy Group plc Executive Plan (or any other Inland Revenue approved option plan, apart from a savings-related plan) to exceed £30,000 (or such other limit as prescribed by the tax legislation) for options granted under the Approved Part of the British Energy Group plc Employee Plan.

Exercise price

The price per share payable upon the exercise of an option will not be less than the higher of:

(a)	the price of an ordinary share on the London Stock Exchange on the date of grant or the day immediately preceding the date of grant, as determined by the Remuneration Committee; and

(b)	the nominal value of an ordinary share, if the option relates to new issue shares.

Exercise of options

An option will normally be exercisable between three and ten years following its grant.

Options will ordinarily lapse on cessation of employment. However, exercise will be permitted in the event of an optionholder’s death, or cessation of employment by reason of injury, ill-health, disability, redundancy, retirement, where the optionholder’s employer or business unit ceases to be within the Group or in other circumstances if the Remuneration Committee so determines. Where exercise is permitted, this will be for six months from cessation of employment (12 months in the case of death).

PART X — ADDITIONAL INFORMATION—(Continued)

Options may be exercised early in the event of an amalgamation, takeover, reconstruction or winding up of New British Energy and, if the Remuneration Committee so decides, on a demerger. In such circumstances, the performance condition must be satisfied, measuring the performance of New British Energy up until the relevant event.

8.6	The SIP

New British Energy intends to obtain Inland Revenue approval for the SIP and the SIP Trust under the Income Tax (Earnings and Pensions) Act 2003.

Operation

The SIP may be operated each year at the discretion of the Board, but may not be operated more than ten years after its approval by shareholders. The SIP consists of three elements:

8.6.1	“Free Shares” which may be allocated to an employee by New British Energy.

8.6.2	The market value of Free Shares allocated to any employee in any tax year may not exceed £3,000 or such other limit as may from time to time be permitted by the relevant legislation. Free Shares may be allocated to employees equally, on the basis of salary, length of service or hours worked, or on the basis of performance, as permitted by the applicable legislation.

8.6.3	“Partnership Shares” which an employee may purchase out of his pre-tax earnings

8.6.4	The market value of Partnership Shares which an employee can agree to purchase in any tax year may not exceed £1,500 (or 10 per cent. of the employee’s remuneration, if lower), or such other limit, as may be permitted by the relevant legislation. The funds used to purchase shares will be deducted from the employee’s salary and will be held on the employee’s behalf for up to 12 months until they are used to buy Partnership Shares. Where deductions are accumulated, the employee will be entitled to buy shares at the market price of New British Energy’s shares at the start or end of the accumulation period, whichever is the lower.

8.6.5	“Matching Shares” which may be allocated to an employee who purchases Partnership Shares

8.6.6	Matching Shares are additional free shares. New British Energy may allocate to an employee who purchases Partnership Shares up to a maximum of two Matching Shares for every one Partnership Share purchased or such other ratio as may from time to time be permitted by the legislation. There is no minimum ratio of Matching Shares which New British Energy must provide following a purchase of Partnership Shares. The same ratio will apply to all employees who purchase Partnership Shares under the SIP at a given time.

Eligibility

Employees (including executive directors) of New British Energy and participating subsidiaries who are resident in the UK and who have been employed at all times by the Group for up to, broadly, 18 months, may be allocated Free or Matching Shares or invited to purchase Partnership Shares under the SIP. The Board may amend the eligibility conditions and has discretion to allow other employees to participate.

PART X — ADDITIONAL INFORMATION—(Continued)

Retention of Shares

The trustee of the SIP Trust will initially hold all Free Shares or Matching Shares allocated to employees and any Partnership Shares acquired on behalf of employees. Employees can withdraw Partnership Shares from the SIP Trust at any time. Free Shares and Matching Shares must generally be retained by the trustee of the SIP Trust for a period of at least three to five years after the initial allocation.

The Board may stipulate at the time of award that an employee who ceases to be employed by New British Energy within a period of up to three years of being allocated Free Shares or Matching Shares will forfeit his rights to those shares. However, Free Shares and Matching Shares will not be forfeited in certain circumstances, for example, death, redundancy or retirement on or after reaching a specified retirement age.

If an employee ceases to be employed by New British Energy at any time after acquiring Partnership Shares, he or she will be required to withdraw the shares from the SIP Trust.

Dividends on shares held by the trustee of the SIP Trust

An employee will be treated as the beneficial owner of shares held on his behalf by the trustee of the SIP Trust. Any dividends on shares held by the trustee of the SIP Trust may be used to acquire additional shares for employees or may be distributed to employees.

8.7	The British Energy Group plc Sharesave Scheme

General

New British Energy intends to obtain Inland Revenue approval for the British Energy Group plc Sharesave Scheme under the Income Tax (Earnings and Pensions) Act 2003.

Eligibility

Employees (including executive directors) of New British Energy and participating subsidiaries who are resident in the UK will be eligible to participate. The Board can restrict participation to full-time directors and employees who have completed a qualifying period of service (within the limits set by the relevant legislation) and they also have discretion to allow other employees to participate.

Grant of options

Invitations to participate in the British Energy Group plc Sharesave Scheme may only be issued within the six-week period following the approval of the British Energy Group plc Sharesave Scheme by the Inland Revenue and thereafter in the six-week period following the announcement by New British Energy of its results for any period or in exceptional circumstances. Options may only be granted to employees who enter into Inland Revenue approved savings contracts under which monthly savings are made over a period of three or five years.

The number of shares over which an option is granted will be such that the total amount payable on its exercise will correspond to the expected proceeds on maturity of the related savings contract.

Options may not be granted later than 10 years after the adoption of the British Energy Group plc Sharesave Scheme.

Individual participation

Monthly savings by an employee under all savings contracts linked to options granted under any approved savings related share option scheme may not exceed the statutory

PART X — ADDITIONAL INFORMATION—(Continued)

maximum (currently £250 per month). If this limit is reduced, the Board shall have the power to adopt an unapproved top-up arrangement to maintain this higher limit.

Acquisition price

The price per ordinary share payable upon the exercise of options will not be less than the higher of:

(a)	80 per cent. of the average of the middle market quotations for an ordinary share on the Daily Official List on the three consecutive dealing days prior to the day on which the options are offered (or on such other day or days as may be agreed with the Inland Revenue, provided that no such days may fall before New British Energy announces its results for any period); and

(b)	the nominal value of an ordinary share, if the option relates to new ordinary shares.

Exercise of options

Options will normally be exercisable only for six months from the third, fifth or seventh anniversary of the commencement of the related savings contracts. Earlier exercise is permitted following death or cessation of employment by reason of injury, disability, redundancy, retirement on reaching age 60 or contractual retirement age, if different, or where the optionholder’s employer ceases to be within the Group. Options will otherwise lapse on cessation of employment, save in the case of early retirement on or after reaching the age of 50 by agreement with the relevant Group company, in which case they may be exercisable for a limited period if they have been held for at least three years. Early exercise is also permitted in the event of a take-over, amalgamation or winding-up of New British Energy other than in the case of an internal reorganisation.

Participating companies

The Board can decide which subsidiaries participate in the British Energy Group plc Sharesave Scheme.

8.8	The British Energy Employee Share Trust (BEEST) and the Employee Trust

In order that the existing British Energy Employee Share Trust (BEEST) may be operated with the New British Energy share incentive plans, the BEEST will be amended so that, if the Members’ Scheme becomes Effective, the class of beneficiaries will be extended to include employees or former employees of New British Energy and its subsidiaries and certain of their dependants. Alternatively, or if British Energy Shareholders do not vote in favour of the Members’ Scheme (or it otherwise Lapses) and the Restructuring is implemented pursuant to the Disposal, a new trust, the Employee Trust will be established.

The Employee Trust will be constituted by a trust deed to be entered into between New British Energy and an offshore independent professional trustee. The Company will have power to appoint and remove the trustee. This Employee Trust is distinct from the SIP Trust constituting part of the SIP.

The Employee Trust and the BEEST can be used to benefit employees and former employees of New British Energy and its subsidiaries and certain of their dependants. The Employee Trust and the BEEST will have the power to acquire New British Energy shares. Any shares so acquired can be used for the purposes of employees’ share plans operated by New British Energy as described above.

New British Energy and its subsidiaries may fund the Employee Trust or the BEEST by loan or gift to acquire new shares either by market purchase or by subscription. Any

PART X — ADDITIONAL INFORMATION—(Continued)

options to subscribe for shares granted to the Employee Trust or the BEEST or shares issued to the Employee Trust or the BEEST will be treated as counting against the relevant dilution limits described fully in sections 8.1.1 to 8.1.3 above.

The Employee Trust and the BEEST will not, without shareholder approval, make an acquisition of shares unless New British Energy confirm in writing in advance to the trustees that, as a result of that acquisition, it, together with the SIP Trust (but excluding shares allocated under the SIP), and any other existing New British Energy trusts will not hold more than 5 per cent. of New British Energy’s share capital.

9.	PENSIONS

9.1	The Electricity Supply Pension Scheme

We provide pension arrangements for our employees under the Electricity Supply Pension Scheme (ESPS), which is contracted-out of the State Second Pension and is approved by the Inland Revenue as an exempt approved scheme for the purposes of the Income and Corporation Taxes Act 1988.

The ESPS is an industry-wide pension scheme for the electricity generation and supply industry in the UK. The ESPS is divided into groups (ESPS Groups) and, since the restructuring of the industry as of 31 March 1990, each ESPS Group has been treated separately for the purposes of valuing its assets and liabilities. No cross-subsidy or cross- guarantee between ESPS Groups is permitted. Each ESPS Group provides benefits for employees and former employees of an employer (or group of associated employers) within the industry and for other members allocated to the ESPS Group on the restructuring of the industry in 1990 (or subsequently). Each such employer (or one member of the associated group) performs the principal employer role in relation to the ESPS Group. The trustees of each ESPS Group exercise discretions in respect of the members and beneficiaries in their ESPS Group, and there is a scheme trustee with responsibility for certain investment management and asset custody functions.

The principal employer of each ESPS Group may only amend the provisions of the ESPS relating to its own ESPS Group. Accrued benefits cannot be reduced for any member and, for certain members, prospective benefits may only be reduced, or member contributions increased, with the agreement, as provided under the ESPS, of the members affected. The ESPS cannot be wound up without the unanimous agreement of the original principal employers (that is, the employers who became principal employers in respect of the ESPS Groups as of 31 March 1990), other than Electricity Association Services Limited, then participating in the scheme. The ESPS does not provide for any employer to cease to participate in the ESPS unless either: (i) this is required in order to preserve the Inland Revenue approval of the ESPS; or (ii) that employer goes into liquidation or commences winding up, other than for the purposes of reconstruction or amalgamation; or (iii) the ESPS Group concerned has no assets and no liabilities remaining.

We operate two ESPS Groups. The British Energy Generation Group of the ESPS (Generation Group) is provided for the majority of our employees and was established on 1 July 1996. As of 1 October 1996, our employees were transferred to membership of the Generation Group from the Magnox Electric ESPS Group, together with deferred pensioner members, pensioner members and dependant pensioners who were allocated to the Generation Group under the terms of our separation from Magnox. Subsequently, the entire membership of the Scottish Nuclear Pension Scheme (SNPS), including all employee members, deferred pensioner members, pensioner members and dependant pensioners, was transferred into the Generation Group on 1 October 1999. The SNPS was established by BEG UK on 1 April 1993, on that company withdrawing from the Scottish Power Pension Scheme (SPPS), in which it had participated since 31 March 1990.

PART X — ADDITIONAL INFORMATION—(Continued)

The British Energy Combined Group of the ESPS (Combined Group) is now primarily for our employees who work at Eggborough power station, having originally been established on 4 November 1999 for our employees working in the South Wales electricity supply business that we acquired in February 2000 and sold in August 2000.

Prior to the implementation of the Restructuring:

•	BEG UK is the principal employer of the Generation Group and the other participating employers are BEG, British Energy and, in respect of a small number of its employees engaged in the decommissioning of the Hunterston A power station, Magnox; and

•	British Energy is the principal employer of the Combined Group and EPL is the only other participating employer.

Upon the implementation of the Restructuring, we anticipate that this employer structure will continue except that, in the event the Disposal is effected, British Energy may be replaced by Holdings plc as a participating employer in the Generation Group and/or as the principal employer of the Combined Group; and other companies in the British Energy Group may be admitted to participation in the Generation Group from time to time if they employ any member of the Generation Group.

The principal benefits provided under the Generation Group on retirement at normal pension age are, for each year of contributing service, a pension of 1/60th of the member’s pensionable salary. Under the Combined Group, the retirement pension accrual rate is 1/80th of the member’s pensionable salary for each year of contributing service but with a retirement lump sum also accruing at the rate of 3/80ths of pensionable salary for each year of contributing service. Normal pension age is 63, with some exceptions: for example, it is age 65 for members joining the Generation Group after 31 December 2000; and it is age 60 for female members whose continuous employment for the purposes of the ESPS commenced before 1 April 1988 and for male members whose continuous employment commenced before that date and who remained in that continuous employment on 17 May 1990 (although an actuarial adjustment normally applies to such male members who draw their benefits before age 63 in respect of their contributing service before 17 May 1990). Provision is also made for dependants’ benefits to be paid following the death of a member. Pensions in excess of the contracting-out “guaranteed minimum pension” are increased annually in line with the increase in the retail prices index, although where this exceeds 5 per cent (or 10 per cent, in the case of members who joined the Generation Group before 1 January 2001) the principal employer may limit the increase to not less than 5 per cent, or 10 per cent, as the case may be. The ESPS also provides for the unreduced amount of a member’s accrued benefits to be paid on early retirement due to redundancy or reorganisation. However, for our employees this entitlement only applies to members who joined the Generation Group before 1 January 2001 and to members of the Combined Group whose pensionable service commenced before 1 April 1997.

Steps have been taken, inclusive of the equalisation of normal pension ages, towards ensuring the provision of equal pension benefits under the ESPS as required by UK and EU law. However, there remains some residual legal uncertainty as to whether the scheme should compensate for certain inequalities which arise from contracting-out of the State Earnings Related Pension Scheme prior to 6 April 1997, an issue which is inherent in the legislation governing salary-related contracted-out schemes generally and therefore by no means unique to the ESPS.

9.2	Pension contributions

Members’ normal contributions are at the rate of 5 per cent. of salary for the Generation Group and 6 per cent. of salary for the Combined Group. Employers’ regular contributions

PART X — ADDITIONAL INFORMATION—(Continued)

are currently (before adjustment for the 31 March 2004 actuarial valuation results—see further below) at the rate of 17.1 per cent. of salaries for the Generation Group and 15.3 per cent. of salaries for the Combined Group, these being the rates advised by the ESPS actuary following the 31 March 2001 actuarial valuations. Prior to 1 November 2002, employers’ regular contributions to the Generation Group were paid at the rate of 10 per cent. of salaries as from 1 April 2001 as part of our arrangements (in accordance with the terms of the ESPS) to deal with the past service funding surplus that was disclosed by the 2001 valuation. For both of our ESPS Groups, the employer contribution rates are (as from 1 April 2004) subject to an offset on account of contracting-out age-related rebates from the Inland Revenue (as advised by the ESPS actuary). Additional contributions are required from the employers from time to time as advised by the ESPS actuary to fund certain additional liabilities, such as the additional costs of redundancy related early retirement benefits.

In addition to their benefits from the ESPS, approximately 25 of our current and former employees have contractual entitlements to additional pension payments (and, in some cases, life assurance benefits) which supplement the benefits payable from the ESPS. These additional benefits are funded from our own operational cash flow at such time as they become due (except for the life assurance arrangements, which are externally insured).

As at 31 March 2004:

•	the Generation Group had 4,859 contributing members, 8,412 pensioners (including dependants) and 2,191 deferred pensioners, and the value of the net assets of the Generation Group was £1,791,000,000; and

•	the Combined Group had 258 contributing members, 14 pensioners (including dependants) and 12 deferred pensioners, and the value of the net assets of the Combined Group was £31,000,000.

The preliminary report on the actuarial valuation for the Generation Group as at 31 March 2004 states that on the ongoing actuarial basis used by the ESPS actuary, the Generation Group had a funding deficiency of £375,800,000 as at 31 March 2004.

The preliminary report on the actuarial valuation for the Combined Group as at 31 March 2004 states that on the ongoing actuarial basis used by the ESPS actuary, the Combined Group had a funding deficiency of £8,800,000 as at 31 March 2004.

PART X — ADDITIONAL INFORMATION—(Continued)

The principal financial assumptions used by the ESPS actuary for the purposes of the Generation Group valuation were as follows:

	Method of calculating assumptions	Position at 31 March 2004
Price inflation	Difference between long-dated Fixed and Index-Linked Gilt yields	2.9 per cent. per annum
Rate of general pay increases	As Price inflation plus 1.5 per cent. per annum	4.4 per cent. per annum
Rate of pension increases	Price inflation subject to a floor of 0 per cent. per annum	3.0 per cent. per annum
Rate of increases of preserved pensions	As Rate of pension increases	3.0 per cent. per annum
Post-retirement discount rate	Long-dated Fixed Gilt yield plus 0.5 per cent. per annum	5.2 per cent. per annum
Pre-retirement discount rate	Long-dated Fixed Gilt yield plus 2.0 per cent. per annum	6.7 per cent. per annum

The provisions of the ESPS and the privatisation protected persons statutory pensions regulations (see further paragraph 9.3 below in relation to those regulations generally) require us to make additional employer contributions to each of our ESPS Groups, with a view to making good any funding deficiency over time (with regard to appropriate actuarial advice, as provided for under the ESPS and the protected persons regulations). We have taken actuarial advice (based on the valuation results as at 31 March 2004, referred to above) as to the future employer contribution requirements for the Generation Group and currently anticipate that:

•	as from 1 April 2005, the rate of employers’ regular contributions for future service benefits under the Generation Group will increase from 17.1 per cent. of salaries to 22.4 per cent. of salaries (less the offset on account of contracting-out age-related rebates from the Inland Revenue, as advised by the ESPS actuary, which is currently assessed as 2.1 per cent of salaries);

•	additional employer contributions will be paid towards the Generation Group funding deficiency (in monthly instalments), totalling £19.0m for the twelve months commencing 1 April 2005, £19.5m for the twelve months commencing 1 April 2006 and £20.0m for the twelve months commencing 1 April 2007; and

•	those additional employer contributions to the Generation Group would then increase to a total of £50.3m for the twelve months commencing 1 April 2008 (also to be paid in monthly instalments), and would then be paid at that rate increasing by 2.5 per cent. for each successive period of twelve months from 1 April 2009 until 31 March 2017. However, in practice we anticipate that the employer contribution requirements as from 1 April 2008 for both of our ESPS Groups will be determined by reference to the results of the next regular ESPS actuarial valuations, as at 31 March 2007.

It is our intention to contribute towards the Generation Group funding deficiency at higher rates than those set out above if sufficient cash resources, in light of our other obligations and working capital requirements, permit.

PART X — ADDITIONAL INFORMATION—(Continued)

We currently anticipate that as from 1 April 2005, the rate of employers’ regular contributions for future service benefits under the Combined Group will increase from 15.3 per cent. of salaries to 19.7 per cent. of salaries (less the offset on account of contracting-out age-related rebates from the Inland Revenue, as advised by the ESPS actuary, which is currently assessed as 3.3 per cent. of salaries). We will also be making additional employer contributions towards the Combined Group funding deficiency (having regard to appropriate actuarial advice).

9.3	The Protected Persons Regulations

Under the Electricity Act 1989, the pension rights of members of the ESPS and the SPPS at the time of the restructuring of the industry as of 31 March 1990 and their dependants and certain other persons (Protected Persons) are protected under the respective English and Scottish protected persons regulations (statutory instrument numbers 346 and 510 (S.68) of 1990) as appropriate. Those individuals who transferred from the SPPS to the SNPS on 1 April 1993 and were Protected Persons in respect of the SPPS continued to be Protected Persons in respect of the SNPS and have also maintained that status following their transfer into the Generation Group on 1 October 1999. In addition, BEG UK undertook to treat those employees who transferred from the SPPS to the SNPS on 1 April 1993 and who were not Protected Persons in respect of the SPPS, as if rights accrued in the SPPS for service prior to 1 April 1993 were subject to the Scottish protected persons regulations.

The main features of the statutory protection for every Protected Person are as follows: (i) if a Protected Person is required to leave the ESPS whilst remaining in continuous employment (for example, if the scheme is wholly or partially wound up), the employer must provide an alternative retirement benefits scheme providing accrued pension rights and future pension rights for each Protected Person no worse than those to which the Protected Person would have been entitled under the ESPS; (ii) generally, a Protected Person’s accrued benefits and future benefits (inclusive of any benefit improvements) under the ESPS or any such alternative retirement benefits scheme cannot be reduced, and the rate at which a Protected Person contributes towards those benefits cannot be increased, without the agreement of the members affected (as provided under the regulations); (iii) if a Protected Person changes employer but with continuity of employment preserved, the statutory protection applies in relation to the new employment as it applies in relation to the previous employment; and (iv) the funding of the accrued benefits of Protected Persons is subject to prescribed requirements, in particular requiring a valuation to be produced on a basis that values accrued rights in the event of the winding up of the scheme and requiring employers to take such steps as are reasonable (having regard to good actuarial practice) to make good any deficiency shown in respect of Protected Persons.

PART X — ADDITIONAL INFORMATION—(Continued)

10.	PRINCIPAL SUBSIDIARIES AND ASSOCIATED UNDERTAKINGS

New British Energy
10.1	On Admission, we will own 100 per cent. of the issued share capital of Holdings plc. Accordingly, we will be the ultimate holding company of the Group. In the event that the Members’ Scheme does not become effective and the Restructuring is effected through the Disposal, we will be the holding company of the Group save that we will not hold any shares in British Energy. For further information on the Restructuring see Part VI: Further information relating to the Restructuring.

10.2	The following table shows our principal subsidiaries and associated undertakings, being those which are considered by the Directors to be likely to have a significant effect on the assessment of the assets and liabilities, the financial position and/or the profits and losses of the Group. Except where stated otherwise, the share capital is fully paid.

Name and registered office	Registered number	Class of share capital (issued and fully paid	Proportion held	Nature of business/activity	Date and country of incorporation
British Energy Holdings plc 3 Redwood Crescent Peel Park East Kilbride G74 5PR	SC270186	Ordinary	100%	Issuer of the New Bonds	2 July 2004 Scotland

British Energy plc[1]* 3 Redwood Crescent Peel Park East Kilbride G74 5PR	SC162273	Ordinary	100%	Holding company	13 December 1995 Scotland

British Energy Power and Energy Trading Limited* 3 Redwood Crescent Peel Park East Kilbride G74 5PR	SC200887	Ordinary	100%	Electricity trading, other than regulated business under FSMA	20 October 1999 Scotland

British Energy Generation (UK) Limited[2,3]* 3 Redwood Crescent Peel Park East Kilbride G74 5PR	SC117121	Ordinary	100%	Nuclear electricity generation in Scotland	1 January 1989 Scotland

British Energy Generation Limited[4,5]* Barnett Way Barnwood Gloucester GL4 3RS	03076445	Ordinary	100%	Nuclear electricity generation in England and direct supply of electricity to industrial and commercial customers	30 June 1995 England

Eggborough Power Limited Barnett Way Barnwood Gloucester GL4 3RS	03782700	Ordinary	100%	Electricity generation from Eggborough coal-fired power station	4 June 1999 England

Lochside Insurance Limited Albert House South Esplanade Guernsey Channel Islands GY7	0030698	Ordinary	100%	Captive insurance company	12 March 1996 Guernsey

District Energy Limited* Barnett Way Barnwood Gloucester GL4 7RS	2362017	Ordinary	100%	Electricity generator	16 March 1989 England

British Energy Renewables Limited 3 Redwood Crescent Peel Park East Kilbride G74 5PR	SC214892	Ordinary	100%	Holding company for renewable energy projects	18 January 2001 Scotland

PART X — ADDITIONAL INFORMATION—(Continued)

*	Indicates that the company is also a Guarantor of the New Bonds.
[1]	If the Members’ Scheme does not become effective, British Energy will not be a subsidiary of New British Energy or Holdings plc (see Part VI: Further information relating to the Restructuring).
[2]	One Special Rights Redeemable Preference Share is held jointly by Her Majesty’s Secretary of State for Trade and Industry and the Secretary of State for Scotland
[3]	On 26 September 2002, British Energy granted a pledge over all of the shares held by it in (amongst others) BEG UK and BEPET in favour of the Secretary of State.
[4]	One Special Rights Redeemable Preference Share is held by the Secretary of State.

[5]	On 26 September 2002, BEG UK granted a mortgage over all of the shares held by it in BEG in favour of the Secretary of State.

Holdings plc

10.3	Holdings plc is our wholly-owned subsidiary and its principal activity is the issue of the New Bonds. We currently hold one ordinary share of £1 in Holdings plc.

10.4	Our subsidiary Holdings plc is an intermediate holding company of the Group and has the principal subsidiary undertakings set out in paragraph 10.2 above (other than Holdings plc), all of which are wholly owned, either directly or indirectly, by Holdings plc.

Other guarantor subsidiaries

10.5	British Energy International Holdings Limited, whose registered office is at 3 Redwood Crescent, Peel Park, East Kilbride, G74 5PR, is a wholly-owned subsidiary of British Energy. It was incorporated in Scotland under the Act on 1 June 1992 as a private limited company. British Energy International Holdings Limited is registered with the Scottish Registrar under registered number SC 138614. Its principal activity is as a holding company for our overseas companies.

10.6	British Energy Treasury Finance Limited, whose registered office is at 3 Redwood Crescent, Peel Park, East Kilbride, G74 5PR, is a wholly-owned subsidiary of British Energy. It was incorporated in Scotland under the Act on 19 June 2003 as a private limited company. British Energy Treasury Finance Limited is registered with the Scottish Registrar under registered number SC 251425. Its principal activity is as a group finance company.

PART X — ADDITIONAL INFORMATION—(Continued)

11.	PRINCIPAL ESTABLISHMENTS

The principal establishments owned or occupied by the Group are:

Location	Tenure	Approximate area

Power Stations

Dungeness B Power Station Romney Marsh Kent TN29 9PX	Freehold	305,043 sq.m

Hartlepool Power Station Tees Road Hartlepool Teeside TS25 2BZ	Freehold	194,236 sq.m

Heysham 1 Power Station Heysham Morecambe Lancashire LA3 2XQ	Freehold	442,754 sq.m (including Heysham 2 Power Station)

Heysham 2 Power Station Heysham Morecambe Lancashire LA3 2XH	Freehold	(see above)

Hinkley Point B Power Station Near Bridgewater Somerset TA5 1UD	Freehold	672,923 sq.m

Hunterston B Power Station West Kilbride Ayrshire KA23 9QJ	Feuhold	296,886 sq.m

Sizewell B Power Station Near Leiston Suffolk IP16 4UR	Freehold	326,382 sq.m

Torness Power Station Dunbar East Lothian EH42 1QS	Feuhold	744,036 sq.m

Eggborough Power Station Eggborough Goole East Yorkshire DN14 0BS	Freehold	1,659,595 sq.m

Offices

Barnett Way Barnwood Gloucester GL4 3RS	Freehold	307,222 sq.feet

3 Redwood Crescent Peel Park East Kilbride G74 5PR	Feuhold	75,400 sq.feet

PART X — ADDITIONAL INFORMATION—(Continued)

Location	Tenure	Approximate area

Innovation House Westway Campus Portesfield Road Renfrew PA4 8DJ	Leasehold	24,313 sq.feet

Systems House Alba Campus Livingston EH54 7EG	Leasehold	25,150 sq.feet

3rd Floor 1 Sheldon Square Paddington London W2 6TT	Leasehold	6,047 sq.feet

12.	TAXATION

12.1	General

The following describes certain UK and US tax consequences for Creditors or their nominated recipients (for the purposes of this paragraph 12, “Recipients”) of holding the New Bonds and New Shares and for British Energy Shareholders of holding the New Shares and Warrants. Discussion of the UK tax consequences can be found in paragraph 12.2 below and discussion of the US tax consequences in paragraph 12.3 below. It will be noted that there are significant differences between the tax consequences for Recipients and British Energy Shareholders in the UK and the US, which result from the differences in the underlying tax systems. The discussion of the tax consequences in the UK and US does not purport to be comprehensive, and the tax consequences of the proposals in other jurisdictions are not discussed.

A description of certain UK and US tax consequences of the implementation of the Restructuring and the distribution of New Bonds, New Shares and Warrants (as applicable) to Recipients and British Energy Shareholders are set out in the Creditors’ Scheme Circular, the Members’ Scheme Circular, and the Creditor Restructuring Agreement respectively. Recipients and British Energy Shareholders considering the Restructuring are encouraged to consult their own tax advisers concerning the tax consequences of the proposals for them in the light of their particular circumstances.

12.2	UK taxation

12.2.1	General

The following summary describes certain UK tax consequences for Recipients of ownership of the New Bonds and New Shares and for British Energy Shareholders of ownership of the New Shares and the Warrants, but does not purport to be comprehensive. It is a general guide and should be treated with appropriate caution. Except where noted, it relates only to the position of persons who hold the New Bonds, New Shares and Warrants as investments and who are the absolute beneficial owners of the New Bonds, New Shares and Warrants. The statements may not apply to special situations, such as those of dealers in securities, authorised unit trusts and open-ended investment companies. Furthermore, the discussion below is generally based upon the provisions of UK tax law and UK Inland Revenue practice as of the date hereof, and such provisions may be repealed, revoked or modified (possibly with retrospective effect) so as to result in UK tax consequences different from those discussed below.

PART X — ADDITIONAL INFORMATION—(Continued)

Holders of the New Bonds, New Shares or Warrants should consult their own tax advisers concerning the UK tax consequences of their holding the New Bonds, New Shares or Warrants in light of their particular situations as well as any consequences arising under the law of any other relevant jurisdiction. No representations are made with respect to the tax consequences for any particular holder of the New Bonds, New Shares or Warrants who may be liable to taxation in jurisdictions other than the United Kingdom in respect of their acquisition, holding or disposal of the New Bonds, New Shares or Warrants are particularly advised to consult their professional advisers as to whether they are so liable (and if so under the laws of which jurisdiction), since the following comments relate only to certain UK taxation aspects of holding New Bonds, New Shares or Warrants.

12.2.2	Taxation of the New Bonds

Interest on the New Bonds

The interest on the New Bonds should be treated as interest for the purposes of both income tax and corporation tax.

Payment of interest on the New Bonds

Interest on the New Bonds will be payable without withholding or deduction for or on account of UK income tax provided that the New Bonds are, and remain, listed on a recognised stock exchange, as defined in section 841 of the Income and Corporation Taxes Act of 1988 (ICTA 1988). The London Stock Exchange is a recognised stock exchange. Under an Inland Revenue published practice, securities will be treated as listed on the London Stock Exchange if they are listed on the Official List and admitted to trading on the London Stock Exchange.

In all cases falling outside the exemption described above, interest on the New Bonds may fall to be paid under deduction of UK income tax at the lower rate (currently 20 per cent.) subject to such relief as may be available under the provisions of any applicable double taxation treaty or to any other exemption which may apply.

If a Guarantor makes any payments in respect of interest on the New Bonds (or other amounts due under the New Bonds other than the repayment of amounts subscribed for the Notes) such payments may be subject to UK withholding tax at the basic rate (currently 22 per cent.) subject to such relief as may be available under the provisions of any applicable double taxation treaty. Such payments by a Guarantor may not be eligible for the exemptions described above.

Holders of New Bonds should note that where any interest on the New Bonds is paid to them (or to any person acting on their behalf) by Holdings plc or any person in the UK acting on behalf of Holdings plc (a paying agent), or is received by any person in the UK acting on behalf of the relevant Holder (other than solely by clearing or arranging the clearing of a cheque) (a collecting agent), then Holdings plc, the paying agent or the collecting agent (as the case may be) may, in certain cases, be required to supply to the UK Inland Revenue details of the payment and certain details relating to the holder of the New Bonds (including the holder’s name and address). These provisions will apply whether or not the interest has been paid subject to withholding or deduction for or on account of UK income tax and whether or not the holder of the New Bonds is resident in the UK for UK taxation purposes. Where the holder of the New Bonds is not so resident, the details provided to the UK Inland Revenue may, in certain cases, be passed by the UK

PART X — ADDITIONAL INFORMATION—(Continued)

Inland Revenue to the tax authorities of the jurisdiction in which the holder of the New Bonds is resident for taxation purposes. For the above purposes, “interest” should be taken, for practical purposes, as including payments made by a Guarantor in respect of interest on New Bonds. The provisions referred to above may also apply, in certain circumstances, to payments made on a redemption of any New Bonds where the amount payable on redemption is greater than the issue price of the New Bonds.

EU Savings Directive

On 3 June 2003 the EU Council of Economic and Finance Ministers adopted a new directive regarding the taxation of savings income. The directive is scheduled to be applied by Member States from 1 July 2005, provided that certain non-EU countries adopt similar measures from the same date. Under the directive each Member State will be required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to an individual resident in that other Member State. However, Austria, Belgium and Luxembourg may instead apply a withholding system for a transitional period in relation to such payments, deducting tax at rates rising over time to 35 per cent. The transitional period is to commence on the date from which the directive is to be applied by Member States and to terminate at the end of the first full fiscal year following agreement by certain non-EU countries to the exchange of information relating to such payments.

Further UK income tax issues

Interest received without withholding or deduction on account of UK tax will not be chargeable to UK tax in the hands of a holder of New Bonds (other than certain trustees) who is not resident for tax purposes in the UK in most cases unless that holder carries on a trade, profession or vocation in the UK through a UK branch or agency (in the case of an individual) or a permanent establishment (in the case of a company) in the UK in connection with which the interest is received or to which the New Bonds are attributable. There are exemptions for interest received by certain categories of agent (such as some brokers and investment managers). The provisions of an applicable double taxation treaty may also be relevant for such holders.

If the New Bonds are redeemed at a premium, then any such element of premium may constitute a payment of interest, subject to UK taxation and reporting requirements as outlined above.

UK corporation tax payers

In general holders of New Bonds which are within the charge to UK corporation tax in respect of the New Bonds will be treated for tax purposes as realising profits or losses in respect of the New Bonds on a basis which is broadly in accordance with their statutory accounting treatment so long as the accounting treatment is in accordance with a mark-to-market basis or an accruals basis which is authorised for tax purposes or, for periods of account beginning on or after 1 January 2005, in accordance with generally accepted accounting practice. Such profits and losses whether income or capital in nature will be taken into account in computing taxable income for corporation tax purposes.

Taxation of capital gains

Given Inland Revenue practice, the exemption from UK taxation on capital gains for “qualifying corporate bonds” will not apply to the New Bonds. Individual holders of the New Bonds may, after taking into account taper relief, be subject to UK taxation on a disposal, or redemption for cash, of the New Bonds where they are resident or

PART X — ADDITIONAL INFORMATION—(Continued)

ordinarily resident in the UK or, if not so resident or ordinarily resident, where, at the time the disposal or redemption is made they carry on a trade, profession or vocation in the UK through a branch or agency to which the New Bonds are attributable. However, in calculating any chargeable gain (or allowable loss) on the transfer of the New Bonds, the consideration for the disposal of the New Bonds will be reduced by any amount on which the holder is chargeable to income tax on the transfer or redemption under the accrued income scheme (as described below).

Accrued income scheme

A holder of the New Bonds (other than a corporate holder) disposing of New Bonds may be chargeable to income tax, under the rules of the accrued income scheme as set out in Chapter II of Part XVII of ICTA 1988, in respect of any interest which has accrued since the last interest payment date (or, where no interest payment date has occurred, since the issue of the New Bonds) and, to the extent it is treated as interest, any premium on redemption of the New Bonds on a just and reasonable basis where that holder is resident or ordinarily resident in the UK or carries on a trade, profession or vocation in the UK through a branch or agency to which the New Bonds are attributable.

12.2.3	Taxation of the New Shares

Dividends

Under current UK tax law New British Energy will not be required to withhold tax at source from dividend payments it makes in respect of the New Shares.

UK corporation tax payers

A shareholder which is within the charge to UK corporation tax will not normally be subject to corporation tax on any dividend received from New British Energy. Such a shareholder will not be able to claim payment of the tax credit attaching to any dividend.

Other UK tax payers — individuals

An individual shareholder who is resident in the UK for tax purposes and who receives a dividend from New British Energy will be entitled to a tax credit which may be set off against his total income tax liability on the dividend. Such an individual shareholder’s liability to income tax is calculated on the aggregate of the dividend and the tax credit (the gross dividend) which will be regarded as the top slice of the individual’s income. The tax credit will be equal to 10 per cent. of the gross dividend (i.e. the tax credit will be one-ninth of the amount of the dividend).

Generally, a UK resident individual shareholder who is not liable to income tax in respect of the gross dividend will not be entitled to reclaim any part of the tax credit. A UK resident shareholder who is not liable to income tax at a rate in excess of the basic rate will be subject to income tax on the dividend at the rate of 10 per cent. of the gross dividend so that the tax credit will satisfy in full such shareholder’s liability to income tax on the dividend. A UK resident individual shareholder liable to income tax at the higher rate will be subject to income tax on the gross dividend at 32.5 per cent. but will be able to set the tax credit off against part of this liability; the effect of the set-off of the tax credit is that such a shareholder will have to account for additional tax equal to 25 per cent. of the cash dividend received.

Non-residents

A shareholder who is not resident in the UK for UK tax purposes will not generally be entitled to any payment from the Inland Revenue in respect of the tax credit attaching to any dividend paid by New British Energy, subject to the provisions of

PART X — ADDITIONAL INFORMATION—(Continued)

any double tax treaty between the UK and his country of residence. Persons who are not resident in the UK should consult their own professional advisers as to whether they are entitled to claim any part of the tax credit, the procedure for doing so and what relief or credit may be claimed in the jurisdiction in which they are resident for tax purposes in respect of such tax credit.

Taxation of capital gains

A disposal of the New Shares by a shareholder who is either resident or ordinarily resident in the UK for tax purposes, or is not UK resident but carries on a trade, profession or vocation in the UK through a branch or agency (in the case of an individual) or a permanent establishment (in the case of a company) in the UK and has used, held or acquired the New Shares for the purposes of such trade, profession or vocation of such branch or agency, or, as the case may be, permanent establishment may, depending on the shareholder’s circumstances and subject to any available exemption or relief (such as indexation allowance or in the case of individuals taper relief), give rise to a chargeable gain or an allowable loss.

A shareholder who was an individual normally resident or ordinarily resident in the UK but who has, on or after 17 March 1998, ceased to be resident or ordinarily resident in the UK for tax purposes for a period of less than five years of assessment and who disposes of the New Shares during that period may also be liable on his return to the UK to tax on any capital gain realised (subject to any available exemption or relief). There are special rules for individuals who leave the UK part way through a year of assessment.

12.2.4	Taxation of the Warrants

A disposal of the Warrants by the holder of the Warrants who is either resident or ordinarily resident in the UK for tax purposes, or is not UK resident but carries on a trade, profession or vocation in the UK through a branch or agency (in the case of an individual) or a permanent establishment (in the case of a company) in the UK and has used, held or acquired the Warrants for the purposes of such trade, profession or vocation of such branch or agency, or, as the case may be permanent establishment may, depending on the holder of the Warrant’s circumstances and subject to any available exemption or relief (such as indexation allowance or taper relief), give rise to a chargeable gain or allowable loss.

The Inland Revenue have confirmed that on the exercise of the Warrants by a corporate or individual shareholder there will be no UK corporation tax or capital gains tax charge. On the exercise of the Warrants by a British Energy Shareholder, the British Energy Shareholder will receive shares in New British Energy. The UK tax consequences of holding or disposing of shares in New British Energy will be as set out above (Taxation of the New Shares). For the purposes, however, of calculating any gain or loss on a disposal of the shares in New British Energy, the price paid to acquire the shares (if any) on the exercise of the Warrant plus the market value of the Warrants at the time of their grant are deducted from the disposal proceeds. Other reliefs on exemptions may be available depending on the circumstances of the shareholders in question.

12.2.5	Stamp duty and stamp duty reserve tax (SDRT)

New Bonds

No stamp duty or SDRT will be payable on issue or on any subsequent transfer of the New Bonds.

PART X — ADDITIONAL INFORMATION—(Continued)

New Shares and Warrants

Subject to the comments below, no stamp duty or SDRT will be payable on the issue of the New Shares and no SDRT will be payable on the issue of the Warrants. If any stamp duty is payable upon the Warrant Instrument being produced in evidence in any proceedings in connection with the enforcement of the Warrant Instrument, the Warrants or the Subscription Rights (as such term is defined in Part VIII of this document), under condition 8.1 of the Warrants, British Energy Group plc has agreed to pay it.

If the beneficial owner of New Shares or Warrants agrees to transfer their interest in such shares or warrants to a third party for consideration in money or money’s worth, SDRT would generally be payable at the rate of 0.5 per cent. Paperless transfers of New Shares or Warrants within CREST are generally liable to SDRT, rather than stamp duty, at the rate of 0.5 per cent. of the amount or value of the consideration payable. CREST is obliged to collect SDRT on relevant transactions settled within the system.

The conveyance or transfer on sale of the New Shares or Warrants outside the CREST system will generally be subject to ad valorem stamp duty on the instrument of transfer at the rate of 0.5 per cent. of the amount or value of the consideration given. Such ad valorem stamp duty will be rounded up to the nearest £5. Such stamp duty would normally be the liability of the purchaser or transferee of the New Shares or Warrants. An agreement to transfer New Shares or Warrants will normally give rise to a charge to SDRT at the rate of 0.5 per cent. of the amount or value of the consideration given for the New Shares or Warrants. However, where within six years of the date of the agreement, an instrument of transfer is executed and duly stamped, the SDRT liability may be removed and any SDRT which has been paid will be repaid. Such SDRT would normally be the liability of the purchaser or transferee of the New Shares or Warrants.

If the Warrants, New Shares or any shares issued or an exercise of any of the Warrants are issued or transferred (i) to, or to a nominee for, a person whose business is or includes the provision of clearance services (including to the CREST account of any such person) or (ii) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts (for example, where a Bondholder or RBS elects to receive New Shares in the form of New ADRs), ad valorem stamp duty (in the case of a documentary transfer to such persons) or SDRT is generally payable at a rate of 1.5 per cent rounded up to the nearest £5. Where, on first issue, New Shares are put into ADR form, the Inland Revenue have accepted that the 1.5 per cent. SDRT charge can be calculated by reference to the opening price of the New Shares on the London Stock Exchange which will be known in advance of the first day of trading. Clearance service providers may opt, under certain circumstances, for the normal rates of stamp duty and SDRT to apply to the issue (i.e. no stamp duty or SDRT) and transfer of relevant securities into, and to transactions within (i.e. 0.5 per cent.), the service instead of the higher rate applying to an issue or transfer of relevant securities into the clearance system and the exemption for dealings in relevant securities whilst in the system.

The above statements are intended as a general guide to the current position. Certain categories of person, including market intermediaries, are not liable to pay stamp duty or SDRT in certain circumstances and others may be liable at a higher rate or may, although not primarily liable for tax, be required to notify and account for it under the Stamp Duty Reserve Tax Regulations 1986.

Any person who is in any doubt as to his tax position or who may be subject to tax in any jurisdiction other than the UK should consult his professional adviser. In

PART X — ADDITIONAL INFORMATION—(Continued)

particular, and as noted in paragraph 12.1 above, British Energy Shareholders and Creditors should note the description of the UK tax consequences of the distribution of New Bonds, New Shares and Warrants (as applicable) set out in the Creditors’ Scheme Circular, the Members’ Scheme Circular and the Creditor Restructuring Agreement.

12.3	US taxation

12.3.1	General

The following is a summary of the principal US federal income tax considerations relating to the ownership and retirement of the New Bonds and New Shares by Recipients that are US Holders that acquire such New Bonds and New Shares pursuant to the Restructuring and relating to the acquisition, ownership and disposition of the New Shares and the Warrants by British Energy Shareholders that are US Holders that acquire such New Shares and Warrants pursuant to the Restructuring. This summary only discusses the US federal income tax considerations for US Holders that hold the New Bonds, New Shares or Warrants as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not purport to deal with investors in special tax situations, such as banks, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, tax-exempt organisations, dealers in securities or currencies, traders in securities that elect mark-to-market tax accounting, persons owning, directly or by attribution, 10 per cent. or more of British Energy Group plc’s outstanding voting share capital for US federal income tax purposes, persons subject to alternative minimum tax, certain US expatriates, persons whose functional currency is not the US dollar and persons holding the New Bonds, New Shares or Warrants as part of a hedging, integrated, conversion or constructive sale transaction or straddle. Moreover, this summary does not address the US federal estate and gift tax consequences of the acquisition, ownership or retirement of the New Bonds, New Shares and Warrants and does not address the foreign personal holding company rules. Furthermore, this summary does not include any description of any US state or local tax that may be applicable to the acquisition, holding and disposition of the New Bonds, the New Shares and the Warrants. Recipients and British Energy Shareholders should consult their tax advisors with respect to the US federal income, state, local and foreign tax consequences of acquiring, holding and disposing of the New Bonds, New Shares and Warrants in their particular circumstances.

This summary is based upon the US Internal Revenue Code of 1986, as amended (the Code), its legislative history, existing and proposed US Treasury regulations promulgated thereunder, published rulings by the US Internal Revenue Service (IRS), and court decisions, all in effect as of the date hereof, all of which authorities are subject to change or differing interpretations, which changes or differing interpretations could apply retroactively.

As used herein, the term US Holder means a Recipient or British Energy Shareholder that is a beneficial owner of the New Bonds, New Shares or Warrants that, for US federal income tax purposes, is (1) a citizen or individual resident of the United States; (2) a corporation (or other entity treated as a corporation for US federal income tax purposes) created or organised in or under the laws of the United States or any state thereof (including the District of Columbia); (3) an estate the income of which is subject to US federal income taxation regardless of its source; or (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons (as defined in the Code) have the authority to control all substantial

PART X — ADDITIONAL INFORMATION—(Continued)

decisions of the trust or a trust that has made a valid election under US Treasury regulations to be treated as a domestic trust.

If a partnership (or other entity treated as a partnership for US federal income tax purposes) holds the New Bonds, New Shares or Warrants, the US federal income tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding the New Bonds, New Shares or Warrants should consult its own tax advisors regarding the US federal income tax consequences of the partnership acquiring, owning and disposing of the New Bonds, New Shares or Warrants.

12.3.2	Taxation of the New Bonds

We intend to take the position that the New Bonds are debt for US federal income tax purposes, and the following discussion assumes the New Bonds are treated as debt.

Stated interest on the New Bonds

Stated interest paid on a New Bond will be includible in a US Holder’s gross income as ordinary interest income in accordance with the US Holder’s usual method of tax accounting. Interest on the New Bonds will be treated as foreign source income for US federal income tax purposes.

A US Holder that uses the cash method of accounting for US federal income tax purposes will be required to include in income the US dollar value of the payment of interest in pounds sterling (determined on the date such payment is received) regardless of whether the payment is in fact converted to US dollars at that time, and such US dollar value will be the US Holder’s tax basis in such pounds sterling.

A US Holder that uses the accrual method of accounting for US federal income tax purposes will be required to include in income the US dollar value of the amount of interest income that has accrued and is otherwise required to be taken into account with respect to a New Bond during an accrual period. The US dollar value of such accrued income will be determined by translating such income at the average rate of exchange for the accrual period or, with respect to an accrual period that spans two taxable years, at the average rate for the partial period within the taxable year. A US Holder may elect, however, to translate such accrued interest income using the rate of exchange on the last day of the accrual period or, with respect to an accrual period that spans two taxable years, using the rate of exchange on the last day of the taxable year. If the last day of an accrual period is within five business days of the date of receipt of the accrued interest, a US Holder may translate such interest using the rate of exchange on the date of receipt. If made, the above election will apply to other obligations held by the US Holder and may not be changed without the consent of the IRS. Prior to making such an election, a US Holder of New Bonds should consult his own tax advisor as to the consequences resulting from such an election with respect to his own particular situation.

A US Holder will recognise exchange gain or loss (which will be treated as ordinary income or loss) with respect to accrued interest income on the date such income is received. The amount of ordinary income or loss recognised will equal the difference, if any, between the US dollar value of the pounds sterling received (determined on the date such payment is received) in respect of such accrual period and the US dollar value of interest income that has accrued during such accrual period (as determined above).

Generally, under the double taxation treaty currently in force between the US and the UK, a US Holder will be exempt from any UK withholding tax that would

PART X — ADDITIONAL INFORMATION—(Continued)

otherwise be imposed on interest paid under the New Bonds, provided the US Holder qualifies under the treaty as a US resident eligible for the benefits of the treaty. A US Holder that does not so qualify generally will be entitled to deduct the amount of any UK withholding tax that is imposed on interest payments from the US Holder’s taxable income, or to credit the amount of such tax against the US Holder’s US federal income tax liability, subject to certain conditions and limitations. Each US Holder should consult its tax advisor regarding whether it qualifies as a resident eligible for the benefits of the US-UK treaty and, if not, whether and to what extent the US Holder is entitled to a deduction or credit with respect to any UK withholding tax.

Original issue discount

For US federal income tax purposes, a New Bond will have original issue discount (OID) if the excess of the stated redemption price at maturity (SRPM) of the New Bond exceeds the issue price of the New Bond by more than a de minimis amount. The SRPM of a New Bond generally will equal the sum of all payments provided by the New Bond other than qualified stated interest payments. The term qualified stated interest generally means stated interest that is unconditionally payable in cash or property (other than debt instruments of Holdings plc) at least annually at a single fixed rate. All stated interest on a New Bond will be qualified stated interest, with the result that the SRPM will equal the face amount of the New Bonds. Assuming that the New Bonds are traded on a US national security exchange or certain foreign securities exchanges, or are listed in a system of general circulation that provides recent price quotations of identified brokers, dealers or traders or actual prices of recent sales transactions, the issue price of a New Bond will equal the fair market value of the New Bond as of the date of issue of the New Bonds.

US Holders must include OID, if any, on a New Bond in income as ordinary interest for US federal income tax purposes as it accrues under a constant yield method in advance of receipt of the cash payments attributable to such income regardless of such US Holder’s usual method of tax accounting. In general, the amount of OID included in income by a US Holder will be the sum of the daily portions of OID with respect to a New Bond for each day during the taxable year on which such US Holder held a New Bond. The daily portions of OID are determined by allocating to each day in an accrual period a rateable portion of the OID allocable to that accrual period. The New Bonds will have quarterly accrual periods, and the amount of OID allocable to each such accrual period generally will be equal to the difference between (i) the product of a New Bond’s adjusted issue price at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period) and (ii) the amount of any qualified stated interest payments allocable to such accrual period. The adjusted issue price of a New Bond at the beginning of the first accrual period is its issue price. Thereafter, the adjusted issue price of a New Bond will be the sum of the issue price plus the amount of OID previously includible in the gross income of the US Holder reduced by the amount of any payment previously made on the New Bond other than a payment of qualified stated interest. Under these rules, US Holders generally will have to include in income increasingly greater amounts of OID in successive accrual periods.

OID, if any, on a New Bond will be determined in units of pounds sterling. Accrued OID will be translated into US dollars as described in “Taxation of the New Bonds—Stated interest on the New Bonds” above and the amount of foreign currency gain or loss on the accrued OID will be determined by comparing the amount of income received attributable to the discount (either upon payment, maturity or an earlier disposition), as translated into US dollars at the rate of exchange on the date of such receipt, with the amount of OID accrued, as translated above.

PART X — ADDITIONAL INFORMATION—(Continued)

Bond premium

The New Bonds will have bond premium if their fair market value on the Effective Date exceeds their SRPM. A US Holder may elect to amortise any bond premium over the life of a New Bond as an offset to interest income. The amortisation will be made using a constant yield method. If a US Holder makes the premium amortisation election, it generally applies to all debt instruments held by that US Holder at the time of the election and any subsequently acquired debt instruments other than tax-exempt debt instruments. Once the election to amortise bond premium is made, it cannot be revoked without the consent of the IRS. US Holders electing to amortise bond premium must reduce their tax basis in their New Bonds by the amount of premium amortised during their holding period for such New Bonds.

Sale, exchange or retirement of the New Bonds

Upon the sale, exchange or retirement of a New Bond, a US Holder will recognise taxable gain or loss equal to the difference, if any, between the amount realised on the sale, exchange or retirement (other than accrued but unpaid interest, which is taxable as such) and the US Holder’s adjusted tax basis in such New Bond. Any such gain or loss will be US-source capital gain or loss. In the case of a non-corporate US Holder, the maximum marginal US federal income tax rate applicable to such gain will be lower than the maximum marginal US federal income tax rate applicable to ordinary income if such US Holder’s holding period for such New Bonds exceeds one year.

If a US Holder receives pounds sterling on such a sale, exchange or retirement, the amount realized will be based on the US dollar value of the pounds sterling on the date the payment is received or the instrument is disposed of (or deemed disposed of) or, in the case of New Bonds traded on an established securities market with respect to cash method and electing accrual method US Holders, on the settlement date. A US Holder’s tax basis in a New Bond will be the US dollar value of the pounds sterling amount paid for such New Bond.

Gain or loss realised upon the sale, exchange or retirement of a New Bond that is attributable to fluctuations in currency exchange rates will be ordinary income or loss which will not be treated as interest income or expense. Gain or loss attributable to fluctuations in exchange rates will equal the difference between the US dollar value of the pounds sterling principal amount of the New Bond, determined on the date such payment is received or the New Bond is disposed of, and the US dollar value of the pounds sterling principal amount of the New Bond, determined on the date the US Holder acquired the New Bond. Such foreign currency gain or loss will be recognised only to the extent of the total gain or loss realised by the US Holder on the sale, exchange or retirement of the New Bond. Such gain or loss will generally be US-source gain or loss.

12.3.3 Taxation of the New Shares

A US Holder will be treated for US federal income tax purposes as the owner of New Shares evidenced by ADRs that are held by the US Holder. The following discussion is applicable with respect to all New Shares owned by a US Holder, including any such shares evidenced by ADRs.

Distributions on the New Shares

Subject to the PFIC discussion below, generally, distributions to a US Holder will constitute ordinary dividend income to the extent paid out of British Energy Group plc’s current and accumulated earnings and profits (determined under US federal

PART X — ADDITIONAL INFORMATION—(Continued)

income tax principles). Distributions in excess of current and accumulated earnings and profits will first be treated as a non-taxable return on capital to the extent of the US Holder’s adjusted tax basis in the New Shares and then as gain from the sale or exchange of a capital asset. The amount of any dividend paid in pounds sterling will equal the US dollar value of the pounds sterling received calculated by reference to the exchange rate in effect on the date the dividend is received by a US Holder, regardless of whether the pounds sterling are converted into US dollars. Dividends paid by British Energy Group plc will not be eligible for the dividends received deduction that is applicable to US corporations. For the purposes of computing the foreign tax credit, dividends paid on the New Shares will be income from sources outside the United States, but generally will be grouped separately, together with other items of “passive” or “financial services” income. The rules governing the foreign tax credit are complex. US Holders should consult their own tax advisors regarding the availability of the foreign tax credit in their particular circumstances.

In general, non-corporate US persons that own shares of a foreign corporation are entitled to pay US federal income tax at a maximum rate of 15 per cent. on dividends received from the corporation in or prior to the 2008 taxable year, provided that the corporation is not a PFIC (as defined below) and certain other conditions are met. Non-corporate US Holders should consult their own tax advisors regarding whether they are entitled to the 15 per cent. maximum rate on dividends they receive from New British Energy.

Sale, exchange or other disposition of the New Shares

Subject to the PFIC discussion below, gain or loss recognised by a US Holder on the sale, exchange or other disposition of the New Shares will be subject to US federal income tax as US-source capital gain or loss in an amount equal to the difference between the US Holder’s adjusted tax basis in the New Shares and the amount realised on the disposition. In the case of a non-corporate US Holder, the maximum marginal US federal income tax rate applicable to such gain will be lower than the maximum marginal US federal income tax rate applicable to ordinary income if such US Holder’s holding period for the New Shares exceeds one year.

In the event that the implementation of the Creditors’ Scheme is treated as a reorganisation under Section 368 of the Code for US federal income tax purposes (as discussed in Section 5 of Part I of the Creditors’ Scheme Circular), a US Holder that claimed a bad debt deduction with respect to the Scheme Claim (or a US Holder that uses the cash method of accounting and did not include an amount in income with respect to the Scheme Claim which would have been so included if the claim had been satisfied in full) may be required to treat a portion of any gain recognised on a sale, exchange or other disposition of the New Shares as ordinary income. Such portion generally will be equal to the bad debt deduction previously claimed by the US Holder (or the amount not previously included in income by the US Holder).

In addition, if the implementation of the Creditors’ Scheme is treated as a reorganisation and a US Holder exchanges a Scheme Claim pursuant to the Creditors’ Scheme that is “market discount” debt, then the US Holder may be subject to a special rule with respect to any gain recognised by the US Holder on a later sale, exchange or disposition of New Shares received pursuant to the Creditors’ Scheme. In general, if the US Holder does not recognise the full amount of accrued market discount on its Scheme Claim when it exchanges the Scheme Claim pursuant to the Scheme, then the US Holder will be required to treat any

PART X — ADDITIONAL INFORMATION—(Continued)

gain recognised on a later sale, exchange or disposition of New Shares received pursuant to the Creditors’ Scheme as ordinary income, up to the amount of accrued market discount that was not previously recognised.

US Holders should consult their own tax advisors as to the character of gain or loss recognised on a sale of their New Shares.

A US Holder generally will not be entitled to a foreign tax credit with respect to any UK stamp duty or SDRT payable on a transfer of New Shares. US Holders are urged to consult their own tax advisors regarding the US federal income tax treatment of payment of UK stamp duty or SDRT in their particular circumstances.

Passive foreign investment company considerations

Generally, for US federal income tax purposes, a foreign corporation will be a passive foreign investment company, or a PFIC, for any taxable year if either (i) 75 per cent. or more of its gross income is “passive” income or (ii) 50 per cent. or more of the value of its assets, determined on the basis of a quarterly average, is attributable to assets that produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties and rents not arising from the active conduct of a trade or business, and gains from the sale of assets that produce such income. If a foreign corporation is a PFIC in any taxable year that a US person owns shares, the US person may be subject to tax at ordinary income rates on (a) a portion of any gain recognised on the sale of shares and (b) any excess distribution paid on shares (generally, a distribution in excess of 125 per cent. of the average annual distributions paid by the foreign corporation in the three preceding taxable years). In addition, if a foreign corporation is a PFIC, then, as indicated above, a non-corporate US person that owns shares will not be entitled to the 15 per cent. maximum rate of tax on dividends paid by the corporation.

Based on its current activities and assets, although the matter is not free from doubt, New British Energy does not believe that it will be a PFIC as at the Restructuring Effective Date and does not expect that it will become a PFIC. However, the determination of whether New British Energy is a PFIC is made annually. Accordingly, it is possible that New British Energy will become a PFIC in the current or any future year due to changes in its asset or income composition.

Some of the rules with respect to distributions and disposition described above may be avoided if a US Holder makes a valid mark-to-market election (in which case, subject to certain limitations, the US Holder would essentially be required to take into account the difference, if any, between the fair market value and the adjusted tax basis of its New Shares at the end of a taxable year as ordinary income (or, subject to certain limitations, ordinary loss), in calculating its income for such year). In addition, gains from an actual sale or other disposition of New Shares will be treated as ordinary income, and any losses will be treated as ordinary losses to the extent of any mark-to-market gains for prior years. A mark-to-market election is only available to US Holders in any tax year that the PFIC stock is considered regularly traded on a qualified exchange within the meaning of applicable US Treasury regulations. PFIC stock is “regularly traded” if, among other requirements, it is traded on at least 15 days during each calendar quarter. The London Stock Exchange will constitute a qualified exchange for this purpose. Persons considering the proposals included in these documents should consult their own tax advisers as to whether the New Shares would qualify for the mark-to-market election and whether such election is advisable.

PART X — ADDITIONAL INFORMATION—(Continued)

The foregoing rules with respect to distributions and dispositions may be avoided if a US Holder is eligible for and timely makes a valid QEF election (in which case the US Holder would be required to include in income on a current basis its pro rata share of ordinary income and net capital gains). In order to be able to make the QEF election, British Energy Group plc would be required to provide a US Holder with certain information. British Energy Group plc may decide not to provide the required information.

Each US Holder of New Shares must make an annual return on IRS Form 8621, reporting distributions received and gains realised with respect to each PFIC in which it holds a direct or indirect interest.

Persons considering the proposals included in these documents are urged to consult their own tax advisers regarding whether an investment in New Shares will be treated as an investment in PFIC stock and the consequences of an investment in a PFIC.

12.3.4 Taxation of the Warrants

We intend to take the position that the Warrants will not be treated as issued and outstanding shares in British Energy Group plc for US federal income tax purposes, and the following discussion assumes the Warrants are not treated as issued and outstanding shares in British Energy Group plc.

Constructive dividends

If there is a decrease in the Subscription Price of the Warrants (and/or an increase in the number of New Shares for which each Warrant can be exercised) pursuant to Condition 4 of the Warrants, then a US Holder may be deemed to receive a distribution from the Company, which deemed distribution will be treated in the same manner as an actual distribution by the Company to a US Holder of New Shares. See paragraph 12.3.3 “Taxation of the New Shares – Distributions on the New Shares.” US Holders of Warrants should consult their own tax advisors regarding the consequences to them of an adjustment to the terms of the Warrants occurring pursuant to Condition 4 of the Warrants.

Sale, exchange, or other disposition of the Warrants

Assuming the Company is not and does not become a PFIC while a US Holder owns Warrants, gain or loss recognised by the US Holder on the sale, exchange or other disposition of the Warrants will be subject to US federal income tax as US- source capital gain or loss in an amount equal to the difference between the US Holder’s adjusted tax basis in the Warrants and the amount realised upon the sale, lapse or other disposition. In the case of a non-corporate US Holder, the maximum marginal US federal income tax rate applicable to such gain will be lower than the maximum marginal US federal income tax rate applicable to ordinary income if such US Holder’s holding period for the Warrants exceeds one year. The ability of a US Holder to deduct a capital loss could be subject to limitations under the Code.

In the event the Company is or becomes a PFIC while a US Holder owns Warrants, the consequences for the US Holder of a sale or other taxable disposition of those Warrants at a gain may be the same as the consequences of a sale by the US Holder of Ordinary Shares at a gain, if the Company had been or had become a PFIC while the US Holder owned such shares. See paragraph 12.3.3 “Taxation of the New Shares - Passive foreign investment company considerations.” US Holders should consult their own tax advisors regarding the consequences of a disposition

PART X — ADDITIONAL INFORMATION—(Continued)

of the Warrants if the Company is or becomes a PFIC while they own the Warrants.

Lapse of the Warrants

Upon the lapse of the Warrants, a US Holder generally will recognise a loss equal to the US Holder’s adjusted tax basis in the Warrants as a US-source capital loss. Any such loss should be long term capital loss if, at the time of lapse, such US Holder’s holding period for the Warrants exceeds one year. The ability of a US Holder to deduct a capital loss could be subject to limitations under the Code.

Exercise of the Warrants

A US Holder generally will not recognise any gain or loss upon the exercise of the Warrants. A US Holder’s tax basis in the New Shares acquired upon the exercise of the Warrants will be equal to the sum of (i) the US Holder’s adjusted tax basis in such Warrants, and (ii) the exercise price under the Warrants. The US Holder’s holding period for the New Shares acquired upon exercise of the Warrants will generally not include the period during which the Warrants were held by such US Holder. Thus, the US Holder’s holding period for New Shares acquired upon the exercise of the Warrants will be determined only from the period beginning with (and including) the date on which the right to acquire the New Shares was exercised. The US federal income tax consequences to a US Holder of the ownership and disposition of the New Shares acquired upon the exercise of the Warrants will be as described in paragraph 12.3.3 “Taxation of the New Shares” above.

12.3.5 Exchange of pounds sterling

A US Holder will have a tax basis in pounds sterling received as interest, dividends or on the sale, exchange, retirement or other disposition of a New Bond, New Share or Warrant equal to the US dollar value of the pounds sterling, determined at the time the interest or dividends are received or at the time of the sale, exchange, retirement or other disposition. Any gain or loss realised by a US Holder on a sale or other disposition of pounds sterling (including its exchange for US dollars) will be ordinary income or loss and generally will be US-source income or loss.

12.3.6	US backup withholding tax and information reporting

Backup withholding tax and information reporting requirements may apply in certain cases to payments of principal of and interest on a New Bond, to distributions on a New Share and to proceeds of the sale, exchange, retirement or other disposition of a New Bond, New Share or Warrant to non-corporate US Holders. Both we and our subsidiary Holdings plc will be required to withhold backup withholding tax on a payment to a US Holder (other than an exempt recipient, such as a corporation) if such US Holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding requirements. Backup withholding tax is not an additional tax and may be credited against the beneficial owner’s US federal income tax liability if the required information is furnished to the IRS in a timely manner.

13.	WORKING CAPITAL

In the opinion of the Company and Holdings plc, having regard to the facilities available to the New British Energy Group, each has sufficient working capital to meet its present requirements, that is, for at least the next 12 months following the date of this document.

PART X — ADDITIONAL INFORMATION—(Continued)

14.	SIGNIFICANT CHANGE

14.1	Save for:

14.1.1	the announcements by British Energy:

(i)	on 30 July 2004 that: (a) further work was necessary on one unit at each of the Heysham 1 and Hartlepool power stations to demonstrate the integrity of certain boilers which, at the date of this document, remain shut down (as discussed more fully in the risk factor on this subject appearing on page 103); and (b) it was revising its target of annual nuclear output from 64.5 TWh to around 61.5 TWh for the 2004/2005 financial year (as discussed more fully on page 32), which would have the effect of significantly reducing its projected output for the year;

(ii)	on 22 October 2004 that, in light of further work required at Heysham 1 and Hartlepool before the units can be returned to service (as discussed more fully in the risk factor on this subject appearing on page 103), the nuclear output target for 2004/2005 of 61.5 TWh was vulnerable and may have had the effect of reducing its projected output for the year and therefore its profitability; and

(iii)	on 18 November 2004 that it had reduced its target of annual nuclear output to 59.5 TWh for the 2004/2005 financial year (as discussed more fully on page 32), which would have the effect of significantly reducing its projected output for the year;

14.1.2	the continuing increase in the market price of electricity from around £24.5 per MWh at the end of March 2004 to over £30.0 per MWh by 22 November 2004 (as discussed more fully on page 33 in the paragraph headed: Sales) which required us to deposit additional collateral in support of British Energy’s trading activities (as discussed more fully on page 34 in the paragraph headed: Cash and liquidity);

14.1.3	the deferral of certain payments to suppliers of up to £81.2m in aggregate as at 23 November 2004 (being the latest practicable date for obtaining this information prior to publication of this document) which may adversely affect our relationship with suppliers (as discussed more fully on page 34 in the paragraph headed: Cash and liquidity); and

14.1.4	the litigation matters relating to Polygon and Brandes described in paragraph 16.9 below which have involved the Company becoming a defendant in litigation proceedings,

there has been no significant change in the financial or trading position of British Energy plc since 30 June 2004, the date to which the last published interim results were prepared, as set out in Part IV, Section 2: Results for British Energy plc for the three months ended 30 June 2004.

14.2	There has been no significant change in the financial or trading position of British Energy Group plc since 8 October 2004, the date to which the last audited accounts of British Energy Group plc were prepared as set out in Part IV, Section 3: Financial information on British Energy Group plc.

14.3	There has been no significant change in the financial or trading position, and no material adverse change in the financial position or prospects, of British Energy Holdings plc since 8 October 2004, the date to which the last audited accounts of British Energy Holdings plc were prepared as set out in Part IV, Section 4: Financial information on British Energy Holdings plc.

PART X — ADDITIONAL INFORMATION—(Continued)

15.	HISTORIC INSURANCE ARRANGEMENTS

15.1	Relevance of historic policies and issues arising

In 1990, the Central Electricity Generating Board (CEGB) in England and Wales and the South of Scotland Electricity Board (SSEB) were divided into a number of operating companies (the CEGB Successor Companies and the SSEB Successor Companies respectively). Nuclear Electric and Scottish Nuclear became the owners and operators of the principal nuclear power stations in, respectively, England and Scotland and were allocated the rights (including insurance) and liabilities relating to those power stations.

A further reorganisation took place with effect from 31 March 1996. Nuclear Electric plc (NE plc) (now called Magnox) transferred its non-magnox power stations to the newly incorporated Nuclear Electric. Scottish Nuclear transferred its Magnox stations to NE plc. Under the restructuring British Energy became the parent company of Nuclear Electric and Scottish Nuclear.

The policies written prior to the current period are important because some of them (e.g. employers’ liability) were written on a “losses occurring” basis. This means that such insurance continues to respond to claims in relation to which the loss giving rise to the relevant claim occurred while that “losses occurring” cover was in place.

The following material issues arise from the historic insurance programme:

15.1.1	to the extent that either the CEGB/Nuclear Electric or the SSEB/Scottish Nuclear were self-insured, either BEG (having acquired the liabilities of CEGB/Nuclear Electric in its capacity as successor to these companies) or BEG UK (having acquired the liabilities of SSEB/Scottish Nuclear in its capacity as successor to these companies) are liable to meet any claims either out of their own assets or out of the proceeds of insurance policies effected retrospectively;

15.1.2	certain of the insurance policies taken out by British Energy, BEG, BEG UK, EPL, Nuclear Electric, Scottish Nuclear, CEGB and/or SSEB have a significant deductible or excess. British Energy, BEG (on its own behalf and for claims arising from CEGB/Nuclear Electric’s liabilities), BEG UK (on its own behalf and for claims arising from SSEB/Scottish Nuclear’s liabilities) and/or EPL would therefore be liable to pay that portion of the claim falling within the deductible or excess; and

15.1.3	the majority of insurance policies in respect of public liability for nuclear risks are subject to a “right of repayment” pursuant to which insurers may demand repayment of the first specified amount of all claim costs, expenses and interest awards and so the “right of repayment” has the same effect as a deductible. BEG (on its own behalf and for claims arising from Nuclear Electric’s liabilities) and/or BEG UK (on its own behalf and for claims arising from Scottish Nuclear’s liabilities) would therefore be liable to repay any portion of the claim falling within the right of repayment.

15.2	Historic liabilities and insurances transferred to NE plc and subsequently to Nuclear Electric

During the period 1 April 1977 to 31 March 1980, the deductible under the employers’ liability policies which the CEGB had in place was £1m per event. That excess was increased to £1.15m per event with effect from 1 April 1980. From 1 April 1981 to 31 March 1989, the CEGB was self insured in respect of employers’ liability risks.

During the period 1 April 1977 to 31 March 1980, there was a deductible of £250,000 per event on the conventional third party public liability cover which the CEGB purchased, which increased to £300,000 per event on 1 April 1980. For the period 1 April 1981 to 31 March 1984, there was a deductible of £5m per event. From 1 April 1984 to 30 March 1990, the CEGB was self insured in respect of these risks.

PART X — ADDITIONAL INFORMATION—(Continued)

From 31 March 1990 to 31 March 1994, Nuclear Electric arranged insurance in respect of conventional third party public liability with Iron Trades Insurance Group with a limit of £20m per event subject to a deductible of £150,000 per event. This cover was reinsured with Electricity Producers Insurance Company Limited (EPIC) which is wholly owned by Magnox.

From 1 April 1994 to 31 March 1996, Nuclear Electric purchased cover from EPIC for the same limit and deductible as before.

In 1996 Nuclear Electric obtained cover retrospectively (excluding industrial disease claims) for conventional third party public liability risks in respect of losses occurring during the period 1 April 1983 to 31 March 1996 with an aggregate British Energy group limit of £10m and a deductible of £150,000 per event from Lochside Insurance Limited (Lochside). Subject to the policy terms, this policy will cover previously self insured claims relating to the period. Lochside is a captive insurance company carrying on business in Guernsey. Lochside was formed in 1996 for the purpose of providing our insurance. Lochside does not provide any cover for the current insurance programme. Lochside has no continuing liabilities and, does not currently write any insurance business and has no outstanding claims. As such in its annual return to the Guernsey regulator to demonstrate solvency, it provides a nil requirement. The solvency rules do not take into account any unexpired aggregate exposure.

From 1 April 1994 to 31 March 1996 Nuclear Electric arranged cover with the Nuclear Pool up to the statutory limit of £140m under the NIA but subject to a full right of repayment in respect of claims for emissions within statutory exposure limits and a right of repayment of up to £40m per event for all other claims. During this period Nuclear Electric was insured with EPIC and Nuclear Insurance Limited in respect of its liability to reimburse the Nuclear Pool subject to a limit of £40m per event and a deductible of £500,000 per event.

15.3	Historic liabilities and insurances transferred to Scottish Nuclear and subsequently to us

During the period 1 October 1978 to 31 March 1982, the deductible under the employer’s liability policies which SSEB had in place was £250,000 per event. Throughout the period 1 April 1982 to 31 March 1990, the SSEB was self insured in respect of employer’s liability risks.

Throughout the period 1 October 1978 to 31 March 1982, there was a deductible of £250,000 per event on conventional third party public liability risks. During the period 1 April 1982 to 30 April 1985, the deductible increased to £1m per event and between 1 May 1985 and 30 March 1990, the deductible increased to £5m per event.

From 31 March 1990 to 31 March 1994, Scottish Nuclear arranged insurance in respect of conventional third party public liability with Iron Trades Insurance Group for a limit of £20m per event subject to a deductible of £250,000 per event. This cover was reinsured with EPIC.

From 1 April 1994 to 31 March 1996, Scottish Nuclear purchased similar cover from the Nuclear Pool and EPIC.

In 1996 Scottish Nuclear obtained cover retrospectively (excluding industrial disease claims) for conventional third party liability risks in respect of losses occurring during the period 1 April 1983 to 31 March 1996 with an aggregate British Energy Group limit of £10m and a deductible of £250,000 per event from Lochside. Subject to the policy terms, this policy will cover previously self insured claims relating to the period.

From 1 April 1994 to 31 March 1996 Scottish Nuclear arranged cover with the nuclear pool up to the statutory limit of £140m but subject to a full right of repayment in respect of claims for emissions within statutory exposure limits and a right of repayment of up to

PART X — ADDITIONAL INFORMATION—(Continued)

£20m per event and £40m in the aggregate for all other claims. During this period Scottish Nuclear’s exposure in respect of its liability to reimburse the nuclear pool was insured with EPIC subject to a limit of £20m per event, £40m in the aggregate and a deductible of £1m per event and £5m in the aggregate.

15.4	British Energy Group’s historic insurance programme since 31 March 1996

From 31 March 1996 to 30 March 1998, each of BEG and BEG UK were insured by the nuclear pool up to the statutory limit of £140m; however the cover was subject to a right of repayment of £500,000.

From 31 March 1998 to 31 March 2003, the commercial insurance market provided cover to each of BEG and BEG UK for nuclear liability under the NIA up to £75m, which was subject to a right of repayment of £10m. The nuclear pool provided cover in excess of £75m up to the statutory limit of £140m. In addition, if the primary layer were exhausted, the excess layer drops down to provide cover up to the statutory limit of £140m. Should this take place, the excess layers would also be subject to a right of repayment of £10m. In no circumstances would the primary and excess cover operate so that two rights of repayment would accrue.

From 31 March 2003 until the present, the nuclear pool has provided cover for nuclear liability up to the statutory limit of £140m to each of BEG and BEG UK subject to a right of repayment of £10m.

15.5	Eggborough power station

On 15 November 1999, National Power contracted to sell the business of the Eggborough power station to Boron Limited (later known as EPL) pursuant to an agreement relating to the sale and purchase of the business carried on at the Eggborough power station (the EPL Business Sale Agreement).

On 16 November 1999, the Company contracted to acquire EPL from National Power pursuant to a share purchase agreement which completed in March 2000 (the Completion Date).

Since the Completion Date and as part of the general British Energy insurance programme, British Energy has had in place employers’ liability insurance to protect EPL against claims made by employees in respect of liabilities arising on or after the Completion Date.

However when EPL purchased the Eggborough power station from National Power, it assumed liability for, amongst other things, any claims by an employee of National Power who became an employee of EPL on acquisition of the power station where that claim related to industrial disease, accident or injury suffered or sustained while an employee of National Power or the Central Electricity Generating Board (Historic Claims). The EPL Business Sale Agreement does not expressly transfer the benefit of any employers’ liability insurance held by National Power and the Central Electricity Generating Board to EPL in respect of Historic Claims. However, there is case law to suggest that the benefit of employers’ liability insurance held by National Power and by the Central Electricity Generating Board may transfer to EPL in relation to Historic Claims as a matter of law (regardless of what is contained in any express agreement between the parties). In the event that this case law is overturned or further refined, it is possible that EPL would have to meet any Historic Claims itself because the employers’ liability insurance in place for EPL since the Completion Date has no retrospective cover for Historic Claims. In practice, any Historic Claims for exposure whilst employed at National Power or the Central Electricity Generating Board prior to the Completion Date are being dealt with by National Power’s liability insurances.

PART X — ADDITIONAL INFORMATION—(Continued)

During the period from 1 April 1981 to 31 March 1989 the Central Electricity Generating Board was self insured in respect of employers’ liability risks. National Power confirm that policies are in place to cover the liabilities of National Power and the Central Electricity Generating Board, subject to terms and conditions of such policies, for Historic Claims. National Power is however, unable to confirm at this time the years to which such policies relate and the status of cover for liabilities arising during the period of self insurance of the Central Electricity Generating Board. We are not aware of the levels of excesses that might apply to these policies. National Power may or may not have insurance in place to cover these risks (if it does, EPL may be entitled to the benefit of such insurance as described above) but to date National Power has been unable to confirm either way. If National Power does not have insurance in place, any claims made by employees of EPL who are former employees of the Central Electricity Generating Board which relate to industrial disease, accident or injury suffered or sustained during the period 1 April 1981 to 31 March 1989 will need to be met by EPL.

In addition, if any claims are made in respect of liabilities incurred during the periods 1 April 1977 to 31 March 1980 and 1 April 1980 to 31 March 1981, EPL would (even if it were entitled to the benefit of the Central Electricity Generating Board’s employers’ liability insurance for those years) be required to meet the first £1m per event in respect of claims relating to the period 1 April 1977 to 31 March 1980 and the first £1.15m per event in respect of claims relating to the period 1 April 1980 to 31 March 1981 (these amounts being the excess under the Central Electricity Generating Board’s employers’ liability policies for those periods). As regards pre-1 April 1997 policies taken out by Central Electricity Generating Board, we are not aware of the levels of any excesses that might apply to these policies.

15.6	Provision held for uninsured losses

A provision was held in Nuclear Electric’s (and hence BEG’s) and Scottish Nuclear’s (and hence BEG UK’s) accounts of £13m and £1.5m respectively for the year to 31 March 1996 to meet two types of uninsured losses. In relation to BEG, the first element (for £8m) related to uninsured nuclear liability exposures for the period 1986 to 1990. Under the NIA, claims must be brought against the operator within 10 years of exposure. By 2001, such time period had elapsed and the nuclear liability element of the provision was released and written back to the profit and loss account in 2001.

In relation to BEG, the second element was to cover CEGB’s liability for uninsured latent disease claims (primarily deafness and asbestosis). Pursuant to the Watson Wyatt actuarial report, an amount of £5m was allocated to cover uninsured disease claims for BEG. The Watson Wyatt actuarial report cannot be located and the uninsured period that this provision covers is not known. The second element of the provision was also released and written back to the profit and loss account in 2001. In the absence of any insurance BEG would have to meet any latent disease claims itself.

Details in relation to the BEG UK provisions are unknown but, in the absence of insurance, BEG UK would have to meet any latent disease claims itself.

16.	LITIGATION

16.1	Save as disclosed below in this paragraph, neither New British Energy nor any of its subsidiary undertakings have been engaged in any legal or arbitration proceedings by or against us which may have, or have had (during the previous 12 months) a significant effect on the Group’s financial position nor are New British Energy nor any of its subsidiaries aware of any such proceedings pending or threatened by or against New British Energy or any of its subsidiary undertakings.

16.2	On 12 February 2004, British Energy and BEIHL and Bruce Power Limited Partnership (Bruce Power) received a notice of warranty claims from the consortium (comprising

PART X — ADDITIONAL INFORMATION—(Continued)

Cameco Corporation, Ontario Municipal Employees’ Retirement Board, BPC Generation Infrastructure Trust and TransCanada Pipelines Limited) that purchased its 82.4 per cent. interest in Bruce Power alleging breach of certain warranties and representations relating to tax and to the condition of certain parts of the plant at the Bruce Power station.

16.2.1	The claim relating to the condition of the plant is based upon alleged erosion of certain elements of three steam generators, including the support plates, through which boiler tubes pass, which it is alleged resulted in an extended outage to carry out repair works, loss of revenues and costs and which it is alleged may result in a further outage to carry out an inspection with consequent losses in output and costs. The consortium seeks damages in the amount of C$64,550,000, together with unspecified damages for the alleged possible reduction of the operating life span of the steam generators, including loss of profits and costs associated with future shutdown and repairs. British Energy is confident that the alleged erosion will not result in the reduction of the operating lifespan of the steam generators and that, therefore, its maximum liability will not materially exceed the amount already claimed in damages. British Energy has rejected the claim and expects to defend the claim if it is pursued further.

16.2.2	The tax claim relates to the treatment of expenditure at the Bruce Power plant during the period of British Energy’s part ownership of the Bruce Power plant. It is alleged that British Energy represented and warranted that Bruce Power Investments Inc. (BPII) and Bruce Power had filed all returns required to be filed by BPII and Bruce Power prior to closing; that all such tax returns were correct, complete and that no relevant fact was omitted; and that if various notices of objection filed by BPII with the Canada Revenue Agency in respect of the BPII tax years ended 30 November 2002 and 13 February 2003 are upheld, amounts that would otherwise have been added to the costs of Bruce Power’s assets will instead be currently deductible expenditures in computing Bruce Power’s income for its fiscal periods ending 31 December 2001 and 31 December 2002. It is alleged that this will result in a loss of future deductions that would have been taken into account in calculating the income for Bruce Power for subsequent taxation years and that the purchase price paid for British Energy’s interest was determined based on estimates as to the amounts of such tax pools, which are currently being considered by the Canadian tax authorities. British Energy is confident that the amount of the claim should not materially exceed the amount of the rebate, and therefore that the claim should not have a material cash flow impact on the Group. In any event, British Energy has rejected the claim.

16.2.3	Under the agreement with the consortium, C$20m is retained in trust to meet any representation and warranty claims, and this may be retained pending agreement or determination of the claims.

16.3	British Energy may commence arbitration proceedings to recover sums which it believes are due to it under a Master Purchase Agreement dated 17 January 2003 (MPA) following the sale of its interests in Bruce Power.

The MPA provided for the sum of C$100m to be placed in trust pursuant to a trust agreement pending the restart of Bruce A Plant Units 3 and 4. Of that sum, C$50m was to be released if Unit 4 restarted before 15 June 2003, and an additional C$50m was to be released if Unit 3 restarted before 1 August 2003. If the Units did not restart by the relevant target date, the contingent payments to be released to British Energy would be reduced by C$5m, decreasing by a further C$5m on the first day of each successive calendar month until the date of restart. The trust agreement provides that where a delay to the programme has been caused by the actions of Ontario Power Generation Inc., the period of that delay is deducted from the actual restart date and the payments adjusted

PART X — ADDITIONAL INFORMATION—(Continued)

accordingly. On 22 March 2004, British Energy received the sum of C$20m in respect of the restart of Unit 4 and, on 25 May 2004, received the further sum of C$10m in respect of the restart of Unit 3. Discussions are continuing with the Ontario Provincial Government regarding the release of further sums. C$20m is held in trust by an escrow agent pending resolution of the dispute. On 12 November 2004, British Energy served notice on the escrow agent and Ontario Power Generation Inc. demanding payment of C$15m. If no objection is received within 20 days the escrow agent is obliged to make payment. If Ontario Power Generation Inc. serves a notice of objection, the dispute will proceed to arbitration.

16.4	BEPET filed a claim as an unsecured creditor in the bankruptcy proceedings of the Enron Corporation and certain of its affiliated entities (Enron Group) in relation to claims by BEPET under various agreements against companies in the Enron Group which were secured by a guarantee from Enron. BEPET’s claim is for a total of US$39,026,375.05. Enron brought proceedings to invalidate the guarantee. BEPET elected to compromise and settle its claims under the guarantee and Enron and British Energy have since agreed that the guarantee is valid (without prejudice to the underlying claims) and that any amount payable under the guarantee will be discounted by 62.5 per cent. Enron and BEPET have not yet resolved the amounts actually payable under the guarantee. After the 62.5 per cent discount is applied, BEPET’s recovery will depend upon the amount of money available for distribution. Whilst BEPET expects to make a net recovery, it does not know what amount it will recover or when this will happen.

16.5	On 10 October 2003, British Energy Investment Limited (BEIL) entered into a sale and purchase agreement (the SPA) with Exelon Generation Company LLC (Exelon) relating to the sale of BEIL’s indirect 50 per cent. share in AmerGen Energy Company LLC. Following the completion of the sale, BEIL received payment of US$276.5m on completion, prior to adjustments relating to working capital levels, amounts of nuclear fuel, inventory, capital expenditures and low level waste disposal costs. Finalisation of these adjustments is still outstanding. Exelon has since made an accounting adjustment to AmerGen’s management accounts and closing accounts as at 21 December 2003 as a result of which BEIL may be required to make a post-closing adjustment payment to Exelon of up to US$13.7m together with interest accrued since December 2003. BEIL disputes any such claim and served a dispute notice on Exelon on 4 June 2004. If unresolved, the matter may proceed to court and/or determination by an expert accountant, which together, could take several years. Furthermore, we are reviewing with Exelon the effect on the working capital adjustment resulting from a change to the estimated tax recoverable for prior periods made after the consummation of the sale, which, if agreed, may result in an increase in the purchase price adjustment payable to Exelon. The increase in the purchase price adjustment resulting from the change in estimated tax recoverable is currently estimated to be in the range of up to US$6.3m.

16.6	British Energy Limited Partnership (BELP) and Exelon arbitrated over a dispute relating to the pricing schedule in a power purchase agreement for the output from Three Mile Island nuclear power plant, which was owned by AmerGen Energy Company LLC, a joint venture between BELP and PECO Energy Company. Exelon sought to revise the pricing schedule over the remainder of the lifetime of the power purchase agreement. In July 2003 the arbitrator found in BELP’s favour and in December 2003, BEIL disposed of its interest in AmerGen to Exelon.

16.7	In February 2004, BEG and BEG UK and Siemens plc and Siemens Power Generation Limited (together, Siemens) settled disputes in respect of unplanned outages at Heysham 2’s Units 7 and 8. Siemens agreed to pay BEG £18.3m and to enter into a long-term supply agreement. Payment was received on 15 March 2004 and a long term supply agreement was signed on 16 September 2004.

PART X — ADDITIONAL INFORMATION—(Continued)

16.8	British Energy has received an invoice for US$2,094,955.00 pursuant to an engagement letter dated 4 September 2002 entered into between Lazard Fréres & Co. LLC (Lazard) and AmerGen, whereby Lazard was retained as sole investment banker to AmerGen in connection with the possible sale of AmerGen to a third party. Having taken advice, we do not believe that we are liable in respect of this invoice.

16.9.	On 17 September 2004, the ad hoc committee commenced proceedings in the High Court in London against Polygon, Brandes and British Energy, seeking a variety of relief against the different defendants. Against Polygon and Brandes, the claimants sought declarations that they are bound by the terms of the Creditor Restructuring Agreement, injunctions restraining them from acting in relation to their meeting requisition and damages. The claim against Polygon has been stayed in accordance with the Heads of Agreement dated 30 September 2004 (see paragraph 17.1(ww) below), but the claim against Brandes remains. Against British Energy, the claimants sought a declaration that British Energy is bound by the terms of the Creditor Restructuring Agreement, specific performance by British Energy of its obligations under the Creditor Restructuring Agreement, and potentially also damages. In the light of the outcome of the Requisitioned EGM on 22 October 2004, it is not clear whether these proceedings will continue, or whether they will be discontinued. If they continue, the course which they will take is not yet known.

17.	MATERIAL CONTRACTS

17.1	Save for the contracts described below in this paragraph 17 there have been no contracts entered into by a member of the Group other than in the ordinary course of business (i) during the two years immediately preceding the date of this document which are or may be material; or (ii) at any time which contain any provision under which any member of the Group has any obligation or entitlement which is material to the Group as at the date of this document. All warranties and/or representations given or made by a Group company pursuant to the material contracts summarised below are customary.

Disposals

(a)	Purchase and sale agreement dated 10 October 2003 and made between BEIL and Exelon Generation Company, LLC (Exelon) relating to the disposal of British Energy’s entire 50 per cent. interest in AmerGen Energy Company LLC (AmerGen) (New AmerGen Agreement).

In consideration of the disposal, BEIL received US$276.5m in cash prior to adjustment for working capital levels, unspent nuclear fuel, inventory, capital expenditure and low level waste disposal costs at completion.

For details of the dispute over adjustments, see paragraph 16.5 above.

BEIL gave customary representations and warranties to Exelon, in relation to, amongst other things, the business and affairs of AmerGen. The obligations of BEIL to indemnify Exelon in respect of losses suffered by it in respect of such representations and warranties are broadly subject to a minimum aggregate loss threshold of US$5m. Only aggregate claims in excess of the threshold are to be indemnified. There is a maximum claims limit of 75 per cent. of the purchase price following adjustment. In addition, BEIL has agreed to indemnify Exelon in respect of losses suffered by it in relation to the allegations of environmental violations resulting from specified recent events at one of AmerGen’s plants which resulted in the death of numerous fish near the plant. This indemnity is not subject to the above-mentioned thresholds, but is not likely to be material (being at or below US$1m).

PART X — ADDITIONAL INFORMATION—(Continued)

(b)	Purchase and sale agreement dated 11 September 2003 and made between BEIL and FPL Nuclear Mid-Atlantic, LLC (FPL) (Original AmerGen Agreement).

The principal terms of the Original AmerGen Agreement are substantially identical to those of the New AmerGen Agreement save that references in the description of the New AmerGen Agreement to Exelon as the buyer should be construed instead as references to FPL and the break fee arrangements are slightly different. As a result of the exercise by Exelon of its right of first refusal to purchase BEIL’s interest in AmerGen on the same terms as those offered to FPL (arising under a limited liability company agreement relating to AmerGen dated 1 August 2000 and amended on 21 December 2001 and 1 May 2002), the Original AmerGen Agreement terminated on 13 October 2003 following the service by BEIL of a formal notice to that effect on FPL.

(c)	Master purchase agreement in respect of the disposal of the Bruce group (Bruce Group Disposal) dated 17 January 2003 and made between British Energy, BEIHL, BECL, Bruce Power, Cameco Corporation (Cameco), BPC Generation Infrastructure Trust (BPC), Ontario Municipal Employees Retirement Board (OMERS) (as guarantor for BPC), TransCanada Pipelines Limited (TransCanada) and 2020857 Ontario Inc.

The Bruce Group Disposal was effected by the sale of the entire issued share capital of BECL to a newly incorporated Ontario corporation funded by BPC, TransCanada and Cameco (together, the Consortium). At closing British Energy received C$630m in cash. An additional payment of C$51m was made at closing by the Consortium to British Energy in recognition of the capital contribution paid by British Energy to Bruce Power on 30 December 2002. British Energy also received: (i) C$30m in accordance with the terms of the OPG Heads (see paragraph (d) below), following the restart of two Bruce A units; and (ii) C$20m, which was held in an escrow account against a potential adjustment in respect of any deficit of more than C$10m in the Bruce Power pension fund. A further C$20m is still held in an escrow account to cover any successful claims in respect of representations and warranties made against British Energy and BEIHL within two years from the date of closing. In addition, C$80m was placed in an escrow account to cover the estimated outstanding tax liabilities of the Bruce Group. For details of the warranty claims brought against British Energy by the Consortium, see paragraph 16.2 above.

In addition to the consideration referred to above, as a condition to the OPG Heads (see paragraph (d) below) the Consortium paid C$100m to British Energy at closing to fund a one-off estimation allowance and restructuring fee of C$100m payable by British Energy to the Province (the sole shareholder of OPG) in consideration of OPG consenting to the Bruce Group Disposal.

British Energy and BEIHL have jointly and severally given extensive representations and warranties to the Consortium in relation to, amongst other things, the business and affairs of the Bruce Group. The obligations of British Energy and BEIHL to indemnify the Consortium in respect of any breach of such representations and warranties are mostly subject to a minimum claims limit of C$20m, a maximum claims limit of C$1,175m and customary time limits. British Energy has agreed to provide support services as requested from time to time by Bruce Power to support plant operations for a period of four years on terms to be agreed between British Energy and Bruce Power, acting reasonably. Neither British Energy nor any of its affiliates will for a period of two years from closing solicit any of BPI or Bruce Power’s existing employees or become involved in nuclear power generation operations in Canada.

PART X — ADDITIONAL INFORMATION—(Continued)

Any balance of sums not applied to cover the outstanding tax liabilities of the Bruce Group, any pension fund deficit or any successful claims for breach of representations and warranties will be paid to British Energy from the escrow account at the end of the relevant period for retention subject to confirmation from the Consortium, based upon written input from their accountants, actuaries, tax or legal advisers to the extent necessary, and in consultation with OPG that such a release is appropriate. In the event that sums due in respect of such adjustments or claims exceed the amount held back for that purpose, British Energy would be required to pay the amount of such excess to the Consortium.

(d)	Binding heads of agreement dated 23 December 2002 and made between Bruce Power, BPI, British Energy, British Energy Canada Investment Inc (BECII), BECL, Bruce Power Investments Inc. (BPII), Ontario Power Generation Inc. (OPG), OPG-Huron B Inc., OPG-Huron Common Facilities Inc., Cameco, BPC, OMERS and TransCanada (OPG Heads).

Pursuant to the OPG Heads, OPG and its subsidiaries gave their consent to the Disposal under all applicable agreements (subject to certain conditions). In addition, under the OPG Heads and a safety and power performance agreement executed by the Province, British Energy and BEIHL, British Energy would receive C$100m contingent on the restart of two of the Bruce A units (C$50m to be released provided the first unit was restarted by 15 June 2003 and an additional C$50m to be released if the second unit was restarted by 1 August 2003 such contingent payment to be reduced by C$5m if the units were not restarted on schedule and by a further C$5m if such unit was not restarted on or before the first day of each successive calendar month following the scheduled restart date). Any amounts forfeited by British Energy under this arrangement would be paid to the Province.

(e)	Binding heads of agreement dated 23 December 2002 and made between Bruce Power, BPII, Cameco Bruce Holdings Inc. (CBHI), the Power Workers’ Union Trust No. 1, the Power Workers’ Union, BECL, BEIHL and British Energy (the PWU Heads) and the binding heads of agreement dated 26 November 2002 between Bruce Power, BPII, CBHI, The Society of Energy Professionals, the Society of Energy Professionals Trust, BECL, BEIHL and British Energy (Society Heads).

Pursuant to the PWU Heads and the Society Heads respectively, the Power Workers’ Union Trust No. 1 and the Society of Energy Professionals Trust (the Unions) consented to the Disposal under the second amended and restated partnership agreement in respect of Bruce Power dated 12 July 2001 between BPII, CBHI, the Unions and BPI in consideration of BPII forgiving loans of approximately C$16.2m made to the Unions to allow them to acquire their initial 2.6 per cent. interest in Bruce Power and fund subsequent capital calls, and the transfer by BPII to the Unions of an additional 2.6 per cent. interest in Bruce Power in aggregate immediately prior to closing of the Disposal.

(f)	Forbearance agreement dated 23 December 2002 and made between OPG, OPG-Huron Common Facilities Inc., Bruce Power, BPI, BECII, British Energy and the Secretary of State (Forbearance Agreement).

Under the Forbearance Agreement, OPG and certain of its subsidiaries agreed until 14 February 2003 to forbear from exercising their rights and remedies under certain agreements between the British Energy Group and OPG and/or its subsidiaries that provide OPG and certain of its subsidiaries with the right to terminate upon an insolvency event of British Energy unless the forbearance period is terminated earlier by the occurrence of closing of the Disposal or an intervening event (defined to include, without limitation, the occurrence of any payment default or material

PART X — ADDITIONAL INFORMATION—(Continued)

breach under any of the applicable agreements, non-compliance of the parties to the Forbearance Agreement, insolvency of Bruce Power, BPII or BPI, and CNSC dissatisfaction with financial assurances provided to support the licences and permits issued to Bruce Power or BPI).

Standstill and Restructuring

(g)	Creditor restructuring agreement dated as of 30 September 2003 (as amended by a side letter entered into on 31 October 2003) and entered into by British Energy, certain other Group companies, the Significant Creditors, RBS, the members of the ad hoc committee of British Energy’s Bondholders and BNFL (Creditor Restructuring Agreement).

On 31 October 2003, Bondholders representing in aggregate with RBS 88.8 per cent. of the combined amount owing to Bondholders and RBS also signed up to the Creditor Restructuring Agreement, and each of the Eggborough Banks also entered into the Creditor Restructuring Agreement, having obtained, together with RBS, credit committee approvals by such date.

The principal terms of the Creditor Restructuring Agreement are described in Part VI: Further information relating to the Restructuring.

(h)	Standstill agreement entered into on 14 February 2003 between the Significant Creditors, RBS, the Eggsborough Banks and BNFL (the Creditors) and British Energy and certain of its subsidiaries (Old Standstill Agreement).

The Creditors agreed with British Energy that they would not, during the original standstill period, which would have terminated on the earliest of: (i) 30 September 2004; (ii) the occurrence of a termination event; and (iii) the completion of the Restructuring, take any steps to initiate insolvency proceedings or demand or accelerate any amounts due and payable by the British Energy Group. It was agreed that certain Creditors would be paid interest but not principal in respect of their claims against the British Energy Group. Interest would continue to be paid to the Eggborough Banks in accordance with existing arrangements. In respect of TPL, Total, ECTEF and RBS, interest was to be paid first on 25 March 2003 and then on the last business day of every six-month period thereafter based on the agreed amounts which such Creditors were claiming against the British Energy Group (except in the case of RBS where interest payments were to be based on the then present value of its claim amount).

Under the Old Standstill Agreement, BEPET agreed to amend its existing power purchase agreement with TPL so that, during the Standstill Period, BEPET would continue to purchase power from TPL at fixed prices set at levels based on the current forward curve for electricity. On completion of the Restructuring, this power purchase agreement with TPL will terminate.

The Old Standstill Agreement also contains certain covenants and restrictions for the benefit of the Creditors including commitments from British Energy not to issue equity or pay any dividends without consent, limitations on acquisitions and disposals and a negative pledge.

Each of the Creditors has the right to terminate the Old Standstill Agreement following the occurrence of a termination event. Termination events include certain insolvency events affecting British Energy, BEG, BEG UK, BEPET or EPL, acceleration of the Government Facility, the required approvals under the Standstill Agreement not being obtained within the timescales envisaged, any of British

PART X — ADDITIONAL INFORMATION—(Continued)

Energy, BEG UK, BEG, BEPET or EPL failing to discharge certain continuing obligations and definitive restructuring documentation having not been executed by 30 September 2003, (this deadline was extended by the Creditor Restructuring Agreement (see paragraph (g) above)).

(i)	Standstill agreement entered into on 14 February 2003 between RBS, Barclays Bank PLC, the Eggborough Banks, Significant Creditors and BNFL (the Creditors) and British Energy and certain of its subsidiaries (the Old Standstill Agreement) as replaced by a new standstill agreement entered into by the parties (and their successors in title) to the Old Standstill Agreement dated 13 February 2004 (New Standstill Agreement).

During the period of the standstill, the Creditors agreed that they would not take any steps to initiate insolvency proceedings or demand or accelerate any amounts due and payable by us. Under the terms of the New Standstill Agreement, the standstill period was extended until the earliest of: (i) the Restructuring Long Stop Date (as defined in the Creditor Restructuring Agreement); (ii) the date British Energy receives a termination notice; and (iii) the date on which the Restructuring becomes effective. Under the terms of the New Standstill Agreement certain Consenting Creditors will be paid interest but not principal in respect of their claims against us.

Any of the Creditors has the right to terminate the New Standstill Agreement following the occurrence of a termination event. Termination events include certain insolvency events affecting British Energy, BEG, BEG UK, BEPET or EPL, acceleration of the Government Facility, and any of British Energy, BEG UK, BEG, BEPET or EPL failing to discharge certain continuing obligations.

(j)	Restructuring agreement entered into on 14 February 2003 between British Energy, BEG and BEG UK and (i) certain Bondholders owning 60 per cent. of the £109,861,000 5.949 per cent. guaranteed bonds due 2003 (the 2003 Bonds); (ii) certain Bondholders owning 59 per cent. of the £163,444,000 6.077 per cent. guaranteed bonds due 2006 (the 2006 Bonds); and (iii) certain Bondholders owning 87 per cent. of the £134,586,000 6.202 per cent. guaranteed bonds due 2016 (the 2016 Bonds) (Bondholder Restructuring Agreement).

The Existing Bonds were issued by British Energy on 25 March 1999. Interest is payable on 25 March in each year at:

•	5.949 per cent. on the 2003 Bonds;

•	6.077 per cent. on the 2006 Bonds; and

•	6.202 per cent. on the 2016 Bonds.

The scheduled maturity date of the 2003 Bonds was 25 March 2003. The scheduled maturity date of the 2006 Bonds is 25 March 2006. The scheduled maturity date of the 2016 Bonds is 25 March 2016.

Pursuant to the Bondholder Restructuring Agreement, during the period of the standstill under the agreement (which commenced on the date the agreement was entered into for a period until 30 September 2004 or the earlier termination of proposals to restructure the British Energy Group) (the Standstill Period), British Energy will continue to pay interest on the Existing Bonds (at the current rate(s) on the full principal amounts outstanding of the Existing Bonds), but on a semi-annual basis after the annual payment made on 25 March 2003. The scheduled redemption of the 2003 Bonds will be deferred until the end of the Standstill Period, or, if later,

PART X — ADDITIONAL INFORMATION—(Continued)

in circumstances where there is no event of default subsisting, the date on which such Existing Bonds would otherwise become due and payable. The holders of each series of Existing Bonds will not be able to accelerate their claims or commence insolvency or other proceedings against British Energy and certain of its subsidiaries.

The Bondholder Restructuring Agreement also contains certain covenants and restrictions including commitments from British Energy not to issue equity or pay any dividends without consent, limitations on acquisitions and disposals and a negative pledge. These have been amended pursuant to the Creditor Restructuring Agreement to reflect the proposed amendments to the First Supplemental Trust Deed referred to in paragraph (k) below.

The Standstill Period under the Bondholder Restructuring Agreement has also been extended to the Restructuring Long Stop Date. The ad hoc committee however has retained the right to terminate the Bondholder Restructuring Agreement following the occurrence of a termination event. The termination events under the Bondholder Restructuring Agreement are substantially the same as those under the Standstill Agreement.

(k)	First supplemental trust deed (which constitutes the standstill arrangements in respect of the Existing Bonds of British Energy plc,) entered into on 31 March 2003 by British Energy, BEG, BEG UK and The Law Debenture Trust Corporation p.l.c. (First Supplemental Trust Deed).

Pursuant to a resolution of the Bondholders passed on 24 March 2003, the First Supplemental Trust Deed was entered into on 31 March 2003. The First Supplemental Trust Deed implements certain standstill arrangements with respect to the Existing Bonds and can be terminated upon, amongst other things, the receipt by British Energy of a lawful written notice of termination by the relevant Existing Trustee. The relevant Existing Trustee would serve such a notice of termination if it is requested in writing to do so by the holders of at least 50 per cent. in aggregate principal amount of the Existing Bonds then outstanding (and provided it has been indemnified to its satisfaction) following the occurrence of a termination event, which includes failure to pay interest on the Existing Bonds when due and such failure continuing for 20 business days.

The First Supplemental Trust Deed also contains undertakings by British Energy, BEG and BEG UK concerning the way in which their businesses are carried on during this Standstill Period. If any of these undertakings is breached, the First Supplemental Trust Deed can be terminated if such breach is not remedied within seven days of the date on which the relevant Existing Trustee serves a notice on British Energy (and copied to the Secretary of State) requiring remedy and either (i) the relevant Existing Trustee certifies to the Issuer that such breach is, in the opinion of the relevant Existing Trustee, materially prejudicial to the interests of the Bondholders, or (ii) the relevant Existing Trustee is requested to do so by the holders of at least 50 per cent. in principal amount outstanding of the relevant series of Existing Bonds and has been indemnified to its satisfaction.

(l)	Second supplemental trust deed entered into on 13 November 2003 by British Energy, BEG, BEG UK and The Law Debenture Trust Corporation p.l.c. (Second Supplemental Trust Deed).

The Second Supplemental Trust Deed effected the necessary changes to the Existing Trust Deed to enable the creation of a new permanent global bond in respect of the assenting bonds of each series. This was needed in connection with the new ISIN numbers which were issued for assenting bonds (being Existing

PART X — ADDITIONAL INFORMATION—(Continued)

Bonds held by Bondholders who have agreed to be bound by the terms of the Creditor Restructuring Agreement).

(m)	Third supplemental trust deed entered into pursuant to the Extraordinary Resolution of the Bondholders passed on 19 December 2003 by British Energy, BEG, BEG UK and the Existing Trustees (Third Supplemental Trust Deed).

The Third Supplemental Trust Deed was entered into pursuant to the Extraordinary Resolutions of the Bondholders passed on 19 December 2003 and authorises the relevant Existing Trustee to agree with British Energy to amend the form of the relevant permanent global bond representing the Existing Bonds and to modify the relevant provisions of the Existing Trust Deed to permit the exchange in whole of the permanent global bond(s) for definitive bonds in bearer or registered form at the option of British Energy. An exchange in whole for definitives, if effected by British Energy, would enable Bondholders to attend and vote, in person or by proxy, at any scheme meeting. In addition, the Third Supplemental Trust Deed extends the Standstill Period and makes certain amendments to the undertakings given by British Energy and certain other Group companies so that the terms of the standstill for the Existing Bonds remain consistent with the terms of the standstill for certain other Creditors and BNFL as set out in the Creditor Restructuring Agreement.

The Third Supplemental Trust Deed also authorises the Existing Trustees to deal with new securities made available to Bondholders pursuant to any scheme of arrangement, compromise or exchange proposed, pursuant to which Bondholders will be asked to agree to release their existing claims against British Energy, the guarantors of the Existing Bonds and its/their affiliates in exchange for new securities and it gives the Existing Trustees power to consent to a waiver or variation of the British Energy undertakings contained within the First Supplemental Trust Deed (as amended by the Third Supplemental Trust Deed) and/or to extend the long stop date for termination of the standstill arrangements if instructed to do so by a resolution in writing of holders of a simple majority in principal amount of the outstanding Existing Bonds of each series.

(n)	Government restructuring agreement entered into between British Energy, BEG UK, BEG, BEPET, BEIL, District Energy Limited, BEIHL, BEUSH, BELP, Peel Park Funding Limited, the Secretary of State, the NDF (to be renamed the NLF) and the trustees of the nuclear trust on 1 October 2003 (Government Restructuring Agreement).

This agreement sets out the circumstances in which the Secretary of State will support the Restructuring, including entering into the Nuclear Liabilities Agreements described in paragraphs 17.2(c) to (k) below and other related agreements described in paragraphs 17.2 (m) and (n) below. It also effects some further amendments to the Government Facility described in paragraph (r) below.

Under the Government Restructuring Agreement, the obligations of the Secretary of State to support the Restructuring (including as the holder of a number of special shares) and of the parties to the Nuclear Liabilities Agreements to enter into them are conditional on, amongst others:

•	the Creditor Restructuring Agreement becoming effective (save for the extension of the standstill arrangements which is immediately effective) by 31 October 2003 or such later date as the Secretary of State may agree;

•	the Creditor Restructuring Agreement becoming unconditional in all respects by 31 January 2005;

PART X — ADDITIONAL INFORMATION—(Continued)

•	the Secretary of State not having determined and notified British Energy in writing that, in her opinion, the Group (including New British Energy and Holdings plc) will not be viable in all reasonably foreseeable conditions without access to additional financing (other than financing which the Secretary of State is satisfied has been committed and will continue to be available when required);

•	there being no continuing event of default under the Government Facility;

•	receipt by the Secretary of State of copies of letters from the Group’s auditors and financial advisers giving the confirmations referred to in the terms of Rule 2.18 of the UKLA Listing Rules without qualification (whether or not British Energy Group plc is to be listed on the Official List of the UKLA) (without imposition of any duties, or increase in the liabilities of these advisers beyond those which would otherwise apply). (The confirmations referred to relate to the requirement for the provision by British Energy Group plc of an unqualified working capital statement which would be required to be produced by it in its listing particulars were it to be listed pursuant to the Restructuring);

•	the representations and warranties given by the British Energy parties to the Government Restructuring Agreement being true, accurate and not misleading when given and if repeated at the effective date of the Restructuring; and

•	there being no breach of any undertaking given by any British Energy plc party under the Government Restructuring Agreement which, in the opinion of the Secretary of State, is or is likely to be material in the context of the Restructuring (together, the GRA Conditions).

If any of the GRA Conditions are not fulfilled or waived by the Secretary of State by the time specified in the requisite condition or if no such date is specified by 31 January 2005, the Government Restructuring Agreement will terminate and if a material adverse change occurs at any time before the order sanctioning the Restructuring Scheme is filed with the Scottish Registrar, the Secretary of State may give written notice to British Energy to terminate the Government Restructuring Agreement.

The Government Restructuring Agreement also provides for certain provisions of the NLFA, HLFA, Contribution Agreement and Government Option Agreement to come into effect in the interim period before the GRA Conditions are satisfied and the Nuclear Liabilities Agreements are entered into. The relevant significant provisions are highlighted in paragraphs 17.2 (c), (d), (e) and (i) below.

(o)	Deed relating to the State Aid Approval of the European Communities entered into on 8 October 2004 and made between the Secretary of State and British Energy (Deed of Undertaking)

The Deed of Undertaking sets out the terms for implementing the obligations and other conditions the Commission imposed on the Government by the State Aid Approval.

The Deed of Undertaking currently binds British Energy as the ultimate parent company of the British Energy Group. Upon completion of the Restructuring, New British Energy will accede to the Deed of Undertaking and be bound by it as the ultimate parent company of the then Group.

Positive undertakings

The deed requires British Energy to restructure, subject to obtaining all necessary consents, approvals, authorisations and permissions (together Consents), its DSB,

PART X — ADDITIONAL INFORMATION—(Continued)

the existing nuclear generation and the trading businesses by 1 April 2005. The purpose of this restructuring is to ensure that the Group’s existing nuclear generation business will be ring-fenced from its fossil fuel, supply and trading businesses to ensure the aid to the existing nuclear business is not used to cross-subsidise any other business of the Group. This measure will last indefinitely.

This restructuring is to be implemented by British Energy:

(i)	transferring the DSB currently being conducted by BEG to a separate wholly-owned subsidiary of British Energy; if that subsidiary carries out any business other than DSB, British Energy will be obliged to identify separately its DSB activities in the accounts of that business; and

(ii)	consolidating the existing nuclear generation activities currently being conducted by BEG and BEG UK into a separate wholly-owned subsidiary of British Energy which will only conduct such nuclear generation activities; and

(iii)	procuring that its electricity trading business, currently being conducted by BEPET, is maintained in, and conducted by, a separate subsidiary of British Energy.

The deed provides that in the event the relevant Consents are not obtained before 1 April 2005, British Energy shall:

(a)	be required to continue to use its reasonable endeavours to obtain such Consents and then to complete the restructuring as soon as reasonably practicable following receipt of such Consent; and

(b)	produce separate accounts for its existing nuclear and DSB activities, as if the above restructuring had been implemented.

The deed also provides that British Energy will use all reasonable endeavours to procure that its licences provide that:

(i)	the nuclear and non-nuclear generation businesses are to be treated as separate businesses for regulatory purposes; and

(ii)	its existing nuclear generation business shall be prohibited from giving any cross-subsidy to any other business of the British Energy Group.

In the event the restructuring is not implemented on the basis of a licence modification (because British Energy cannot obtain GEMA’s consent), British Energy will ensure that (a) its existing nuclear and non-nuclear generation businesses are treated and reported on, as separate businesses (as if the above licence modification had been obtained) and (b) the existing nuclear generation business does not give any cross-subsidy to the other business of the Group, and in such circumstances, British Energy must employ a firm of independent accountants (the Ring-Fencing Experts) to prepare a written report based on procedures including checks and analysis (the Ring-Fencing Terms) carried out by the Ring-Fencing Experts, which will be provided by British Energy to the Secretary of State for the latter to be able to demonstrate to the Commission that no such cross-subsidy has been given.

In order to facilitate the compilation of the Ring Fencing Terms including the scope of the tasks and methodology of the Ring-Fencing Experts, we have instructed economic consultants to provide advice and guidance on: (i) the appropriate definition of cross-subsidy reflecting our circumstances and the objectives of the prohibition under the State Aid Approval; and (ii) how the Ring-Fencing Experts might best monitor the business practices of BEG to provide evidence that there has been no cross-subsidy.

PART X — ADDITIONAL INFORMATION—(Continued)

The Government has agreed with this approach; however it is noted that under the terms of the deed, the Government may require us to make any changes to the Ring-Fencing Terms that are necessary to comply or monitor compliance with the State Aid Approval. Our compliance with this restriction will be assessed by the Government and could be reviewed by the Commission.

We expect, on the basis of how we currently conduct our operations and on discussions with relevant authorities and regulatory bodies, that the cross-subsidy prohibition will not have a material adverse impact on the arrangements involved in this Restructuring and the other internal arrangements between our existing nuclear generation business and the other business of the Group. We are also satisfied that the above described procedures will be sufficient to address the Commission’s concerns in the State Aid Approval and demonstrate compliance with the cross-subsidy prohibition.

In addition, at the expiry of each financial period, British Energy will calculate the relevant payments made for its decommissioning, uncontracted and incremental nuclear liabilities and will notify the Secretary of State of such payments (accompanied by all necessary supporting information, documentation and explanations) before it publishes its audited accounts.

Furthermore, British Energy is obliged to notify and promptly provide the Secretary of State with all information, documentation, explanations and assistance required to meet her Enhanced Reporting obligations under the State Aid Approval. “Enhanced Reporting” means the additional reporting and auditing requirements, which the Government has undertaken to conduct if the £1,629m threshold for uncontracted decommissioning and incremental nuclear liabilities (set by the Commission) is exceeded. British Energy shall indemnify and keep indemnified the Secretary of State for all costs and expenses of any auditors engaged by the Secretary of State for the purposes of conducting the Enhanced Reporting.

British Energy is required to comply with all requests by the Secretary of State for any information, documentation or explanation that is required in order to ensure compliance with the Commission’s conditions or any provisions of the deed.

Finally, if the Commission decides that the Government must recover any aid given to any member of the British Energy Group in relation to the Restructuring and the CFI (or the ECJ) has not annulled in whole or in part the decision ordering recovery, then British Energy must repay (with interest at the applicable rate) any aid so ordered to be recovered.

Negative undertakings

British Energy shall not, until 23 September 2010, own or acquire rights of control over:

(i)	additional operational, registered nuclear generation capacity in the EEA (which do not include rights to operation and maintenance contracts which do not give British Energy the right to electricity output), without obtaining the prior written consent of the Commission; or

(ii)	registered, operational, fossil-fuelled electricity generating capacity (as defined in the Renewables Obligations Order 2002) in the EEA or the capacity of any large hydro-electric generating station in the UK which, in aggregate, exceeds 2020 MWh (subject to certain exceptions which provide for the capacity of the Eggborough power station to be replaced in circumstances where generating capacity at the Eggborough power station becomes unavailable to the Group following the exercise of one of the Eggborough Options or the enforcement of security over the shares in, or assets of, EPL or otherwise).

PART X — ADDITIONAL INFORMATION—(Continued)

In addition, British Energy is not permitted to dispose of all or part of its nuclear generation or electricity supply businesses, or carry out any corporate restructuring of the British Energy Group, without the Secretary of State’s prior approval (not to be unreasonably withheld), if such disposal or restructuring may cause the Secretary of State to be in breach of her obligations under the State Aid Approval.

The deed also provides that British Energy must not price the energy element of its DSB contracts to non-domestic end-users below the prevailing wholesale market price, taking into account electricity volumes, load factors/predictability, interruptibility, duration and credit/payment terms, unless there are exceptional market circumstances which need to be established by an independent expert on the basis of certain objective tests. The term of this restriction is for six years from the appointment of the independent expert who will need to be appointed within four months from the State Aid Approval.

(p)	Business transfer agreement to effect the Disposal dated 8 October 2004 and made between British Energy and Holdings plc (the Business Transfer Agreement).

Under the Business Transfer Agreement, British Energy will (subject to certain conditions described below) sell its entire business and assets (including all its shares in its subsidiaries other than the non-voting shares held by it in each of New British Energy and Holdings plc) to Holdings plc as a going concern. In consideration for such sale, Holdings plc will agree to perform the outstanding obligations under all of British Energy’s contracts and to satisfy or discharge all of British Energy’s liabilities and obligations. Furthermore, Holdings plc will indemnify British Energy against each loss, liability, cost and expense which British Energy may suffer in connection with: (i) all liabilities and obligations of British Energy assumed by Holdings plc under the Business Transfer Agreement; and (ii) British Energy’s ownership or operation of its business and assets before or after completion of the Business Transfer Agreement.

If the benefit of any of British Energy’s contracts can be assigned without a person’s consent, then the Business Transfer Agreement will constitute an assignment of the relevant contract to Holdings plc. If a contract cannot be assigned until consent is obtained or a novation is achieved, British Energy will hold the relevant contract and all benefits thereunder as trustee for Holdings plc and will upon receipt of any monies, goods, services or benefits account for and pay or deliver the same to Holdings plc. Holdings plc is also required under the terms of the Business Transfer Agreement to: (i) take over the contracts of employment for British Energy’s employees, together with all losses, liabilities and costs relating to those contracts of employment or the transfer thereof; and (ii) implement such arrangements as are required to effect the transition of the existing pension arrangements of British Energy and any Group undertaking to Holdings plc or such person as Holdings plc may nominate.

The Business Transfer Agreement will become effective only if the Members’ Scheme is not approved by the relevant shareholders (or otherwise Lapses) and either: (a) the resolution to approve the Disposal is passed by Ordinary Shares at the extraordinary general meeting convened for that purpose; and/or (b) the listing of British Energy’s A Shares and Ordinary Shares on the Official List has been cancelled pursuant to the Listing Rules. Completion of the Business Transfer Agreement shall take place immediately after the later of: (i) either of the foregoing conditions having been satisfied; and (ii) satisfaction of the Restructuring Condition. The Business Transfer Agreement will automatically terminate if it has not been completed by the Restructuring Long Stop Date.

PART X — ADDITIONAL INFORMATION—(Continued)

Financing

(q)	Receivables financing facility agreement between BEG and Barclays Bank PLC (Barclays) dated 25 August 2004 and amended and restated on 8 October 2004 and 8 November 2004 (the Receivables Facility Agreement).

BEG	has entered into a full-recourse trade receivables financing facility agreement with Barclays dated 25 August 2004 and amended and restated on 8 October 2004 and 8 November 2004. Under the Receivables Facility Agreement, Barclays has agreed to make available to BEG a credit facility in a maximum aggregate principal amount of £60m (the Receivables Facility). The Receivables Facility is available for 3 years from 25 August 2004. The amount of funding available on any Receivables Facility utilisation is dependent on the amount of eligible receivables (including unbilled receivables) then available, which, in turn, is subject to, amongst other things, seasonal changes in the demand and price for electricity, certain reserving requirements that adjust over the life of the Receivables Facility and limits on customer concentrations within the receivables portfolio.

In addition to an arrangement and structuring fee that was paid on the signing of the Receivables Facility Agreement, a non-utilisation fee and administration fee will be payable quarterly in arrear from the date of signing. A facility charge, that will accrue daily on any drawn amount and will be payable quarterly in arrear, will also be payable under the Receivables Facility Agreement: (i) prior to completion of the Restructuring, at a rate per annum that is approximately 4 per cent. above LIBOR; and (ii) following completion of the Restructuring, at a rate per annum that is approximately 2 per cent. above LIBOR.

On utilisation of the Receivables Facility, BEG will sell to Barclays all receivables which are legally capable of being assigned and the proceeds of all other receivables that have, up to the date of utilisation, arisen from its direct supply business. With effect from the date of the first utilisation, the proceeds of the receivables will be paid into an account at, and in the name of, Barclays (the Collection Account). Within 5 business days of the issue of the New Bonds, the other principal companies within the Group that are guaranteeing the New Bonds will accede to the Receivables Facility Agreement as primary obligors (in respect of certain representations, warranties and covenants) and will enter into a guarantee (the Receivables Guarantee) under which they will guarantee all obligations under the Receivables Facility Agreement. Also, on the first utilisation, BEG will enter into a security deed (Receivables Deed of Charge), whereby it will grant, amongst other things, a first fixed charge over (i) any interest it holds in receivables arising from its direct supply business and the proceeds thereof; (ii) associated credit insurance policies (if any); (iii) the Collection Account; and (iv) any records, systems or other assets necessary for producing receivables invoices.

The availability of the first utilisation under the Receivables Facility is conditional on, amongst other things, requirements that are customary for this type of credit agreement, including satisfying Barclays as to BEG’s legal capacity to enter into the Receivables Facility Agreement, provision to Barclays of a legal opinion as to the legal, valid and binding nature of the facility documents, completion of due diligence and provision of other information relevant to the Receivables Facility. As at 7 October 2004, Barclays acknowledged that all conditions precedent to utilisation had been met, but for, amongst other things, execution by BEG of the Receivables Deed of Charge and certain notifications to be made by BEG to its insurers and bankers. BEG intends to execute the Receivables Deed of Charge and make these notifications immediately prior to the first utilisation.

PART X — ADDITIONAL INFORMATION—(Continued)

The Receivables Facility Agreement contains customary representations, warranties and covenants appropriate to receivables and a credit agreement of this type and to the financial situation of BEG and the prospective guarantors. In particular, the Receivables Facility Agreement contains detailed covenants for the benefit of Barclays, which parallel those under the New Bonds, including limitations on financial indebtedness (including guarantees), limitations on restrictions on distributions from Restricted Subsidiaries, limitations on the creation of security and limitations on entering into significant acquisitions, asset sales, sale and leaseback arrangements and, transactions with certain related parties. In addition to these New Bond-based covenants, the Receivables Facility also contains a financial interest coverage covenant (assessed on a consolidated group-wide basis) and receivables-specific covenants relating to the generation and maintenance of the receivables that are customary for this type of credit facility (and certain additional covenants in respect of obtaining specified consents and amendments to certain receivables contracts). Breach of the interest coverage covenant does not prevent BEG from continuing to utilise the Receivables Facility but entitles Barclays to require notices of assignment to be sent to BEG’s customers in respect of the receivables sold, and to exercise its rights under the power of attorney held by it.

The Receivables Facility Agreement contains customary credit facility events of default, including non-payment and insolvency-related events (provided that an event of default on the grounds of balance sheet insolvency may not be declared unless BEG or another obligor fails to provide a certificate as to solvency within 5 Business Days of being requested to do so by Barclays after completion of the Restructuring). Also, the Receivables Facility Agreement provides that an event of default may be declared where the financial indebtedness (as defined therein) of any member of the Group (where the amount of such indebtedness is in excess of £25m (index-linked)) becomes (or becomes capable of being declared) payable before its stated maturity. Finally, the Receivables Facility Agreement provides that an event of default may be declared if either (i) BEG’s electricity supply licence is revoked (save where transferred to a substitute obligor under the Receivables Facility Agreement), or (ii) the Secretary of State has issued and not withdrawn notification pursuant to the Government Restructuring Agreement that, in her opinion, the Group will not be viable in all reasonably foreseeable conditions without access to additional financing. Upon the occurrence of an event of default, Barclays may enforce the security held by it, and/or take actions under the power of attorney held by it in respect of the receivables, and/or deliver notices of assignment to BEG’s customers in respect of the receivables that were sold to it, and/or may terminate, and/or demand repayment of the amount outstanding of the Receivables Facility.

In addition to the events of default, there are a number of termination events under the Receivables Facility Agreement that allow Barclays to take actions under the power of attorney held by it in respect of the receivables, and/or deliver notices of assignment to BEG’s customers in respect of the receivables that were sold to it, and/or cease to purchase any further receivables. These termination events under the Receivables Facility include, amongst others: certain breaches of covenant, certain misrepresentations, certain insolvency-related events, certain cross-defaults to other financial indebtedness, exceeding specified dilution, default and delinquency ratios in respect of the receivables portfolio, the Restructuring not being completed by the later of: (i) 31 January 2005; and (ii) the Restructuring Long Stop Date if extended in accordance with the Creditor Restructuring Agreement (with the consent of Barclays Bank PLC while an Eggborough Bank), occurrence of a material adverse change (as defined therein), or the occurrence of certain events (including any of the obligors ceasing to be a subsidiary of the ultimate holding

PART X — ADDITIONAL INFORMATION—(Continued)

company of the Group or it becoming unlawful for any obligor to fulfill its obligations under the Receivables Facility Agreement, the Receivables Guarantee or related documentation) whereby the gross assets, turnover and earnings of the remaining obligors under the Receivables Facility Agreement constitute less than 90 per cent. of those of the Group (excluding unrestricted subsidiaries).

As at 23 November 2004, being the latest practicable date prior to the date of this document, the Receivables Facility remains unutilised.
(r)	Credit facility agreement dated 26 September 2002 (as amended) and made between, amongst others, the (i) Secretary of State and (ii) British Energy, BEG UK, BEG and BEPET as borrowers and (iii) British Energy, BEG UK, BEG, BEPET, BEIL, DE and BEIHL as guarantors (the borrowers and guarantors (including Peel Park Funding Limited) are together referred to as the obligors) (the Government Facility).

All obligors have given some security for obligations under the Government Facility.

The original facility amount was £650m. The Government Facility consists of a £175m collateral facility and a £25m working capital facility. The facilities have an availability period ending on 24 September 2004. The Government Facility shall terminate at the Final Maturity Date.

The obligors make and repeat customary representations and warranties. The obligors have given covenants appropriate to their financial situation and the nature of their business. A cash sweep mechanism is included by which on the first business day in each week, all cash not forecast to be required to meet payments of members of the Group incorporated or otherwise carrying on business in the UK in the following seven day period shall, to the extent that it exceeds £10m, be deposited in a cash reserve account (the Cash Reserve Account) which is secured in favour of the Secretary of State. Events of default include, amongst others, non-payment, breach of obligations, misrepresentation, cross-default, material judgments or orders being made, distress, sequestration or other process being levied/enforced, occurrence of insolvency related events, material litigation, seizure, change in control and breach of law.

(s)	Payments and subordination agreement dated 7 March 2003 as amended by a side letter dated 15 August 2003 and made between the Secretary of State, British Energy, BEG UK, BEG and BEPET (the Payments and Subordination Agreement).

Pursuant to the Payments and Subordination Agreement (which is ancillary to the Government Facility) amounts owed by each of BEG UK, BEG and BEPET to British Energy are subordinated to amounts owed by those companies to the Secretary of State on any account (including, without limitation, under or in connection with the Government Facility). The Payments and Subordination Agreement also includes a mechanism by which British Energy may, if it so wishes, use its own cash to prepay its indemnity in respect of new collateral deposits which the Secretary of State is requested to provide out of the £175,000,000 collateral facility. A further mechanism is also included whereby, upon receipt of a utilisation request under the Government Facility, the Secretary of State may elect by notice in writing to British Energy that any monies advanced in cash to British Energy in accordance with such request shall be deemed to be a repayment of monies paid by British Energy to the Secretary of State under the Payments and Subordination Agreement in respect of any particular collateral deposit in an amount equal to that

PART X — ADDITIONAL INFORMATION—(Continued)

specified by the Secretary of State in such notice. Whilst, and to the extent that, any particular collateral deposit is subject to a payment by British Energy to the Secretary of State under the Government Facility, if the counterparty benefiting from such collateral deposit withdraws any amount from that collateral deposit, the Secretary of State is obliged to diligently pursue its indemnity rights against the obligor who requested the collateral deposit and, if the Secretary of State actually receives any amount pursuant to such indemnity rights, she is obliged to pay the balance of that amount (after deducting her reasonable costs and expenses incurred in pursuing the claim) to British Energy.

(t)	Credit agreement for a £550m project finance facility dated 13 July 2000 and made between EPL, Barclays Capital and Barclays Bank plc, as amended and restated on 8 September 2000, 24 October 2000, 12 December 2000 and 5 February 2001 (the Eggborough Credit Agreement).

The Eggborough Credit Agreement relates to a term loan to EPL of £550m, almost all the proceeds of which were lent by EPL to EPHL to partially refinance the costs originally incurred by EPHL in acquiring the shares in EPL from National Power. This agreement will be amended by new arrangements with the Eggborough Banks if the Restructuring is implemented.

The loan is repayable in 21 semi-annual instalments, with final repayment scheduled for 20 April 2011. Interest is calculated at LIBOR plus a margin, together with an amount in respect of mandatory costs (as defined in the Eggborough Credit Agreement).

There is provision both for voluntary prepayment at EPL’s discretion and mandatory prepayment in certain circumstances. In particular, there is a cash-sweep/prepayment provision triggered by British Energy’s credit rating falling below a certain level. There is also a distribution lock-up preventing EPL paying dividends and other payments to members of the Group, which is triggered by the commencement by British Energy of formal negotiations with one or more of its creditors by reason of financial difficulties.

The Eggborough Credit Agreement sets out a number of events of default, the occurrence of which entitles the agent to accelerate the loan and/or the security trustee to enforce the banks’ security under the associated security documents (a debenture, a mortgage of shares and an assignment giving the banks security over the assets of and shares in EPL).

The Eggborough Credit Agreement is supported by a number of other (largely mechanical) finance documents governing management of EPL’s accounts, interest rate hedging arrangements, inter-creditor issues and calculations and forecasting for the purpose of the facility. There are also a number of other agreements which support the Eggborough Credit Agreement and which govern the relationships between (a) EPL and the rest of the Group; and (b) the Group and the banks. The most significant of these is the CTA described in paragraph (u) below;

(u)	Capacity and tolling agreement dated 13 July 2000 and made between BEPET and EPL, as amended and restated on 8 September 2000 and 5 February 2001 (the CTA).

The CTA is a 17-year intra-group contract whereby EPL agrees to make the entire generating capacity of the Eggborough plant exclusively available to BEPET in return for a monthly payment. This monthly payment comprises a fixed element (intended to enable EPL to meet its debt service obligations) and a variable element (intended to enable EPL to meet its operating costs). BEPET is required to ensure

PART X — ADDITIONAL INFORMATION—(Continued)

the availability of sufficient quantities of coal to enable EPL to comply with its obligations under the CTA.

BEPET’s payment obligations under the CTA are guaranteed (in favour of EPL) by British Energy. British Energy also provides direct support to EPL under two other contracts. First, under a service contract dated 8 September 2000 between British Energy and EPL, it provides various administrative services (including payroll, pension administration etc.) for an annual fee of £500,000. Second, under a subordinated loan agreement dated 13 July 2000 between EPL and British Energy (as amended and restated on 8 September 2000), it undertakes to finance or refinance (to the extent that EPL has insufficient funds) certain designated items of capital expenditure which EPL is obliged under the Eggborough Credit Agreement to carry out. British Energy has given a direct undertaking to the banks that it will comply with its obligations under the subordinated loan agreement;

(v)	The debenture dated 8 September 2000 and made between EPL, British Energy, BEPET and the Security Trustee (the Existing Debenture).

Under the Existing Debenture, EPL grants:

(a)	first ranking security for the benefit of the Eggborough Banks over all its assets (by way of first legal mortgages, fixed charges, assignments or floating charges) other than the moneys standing to the credit of the Revenue Account (as defined in the Accounts Agreement);

(b)	a first fixed charge over the Revenue Account for the benefit of BEPET;

(c)	a second fixed charge over the Revenue Account for the benefit of the Eggborough Banks; and

(d)	second ranking security for the benefit of British Energy.

The security constituted by the Existing Debenture becomes immediately enforceable upon the occurrence and continuance of an event of default under the Amended Credit Agreement.

(w)	The assignment of the share purchase agreement and tax deed of covenant dated 8 September 2000 and made between EPHL and the security trustee (the EPHL Assignment).

Under the EPHL Assignment, EPHL assigns and charges by first fixed charge in favour of the Eggborough Banks all its rights under:

(a)	a share purchase agreement dated 16 November 1999 between National Power and EPHL relating to the sale of the shares in EPL by National Power to EPHL; and

(b)	a tax deed of covenant dated 3 March 2000 between National Power and EPHL relating to, amongst other things, certain tax liabilities of EPL arising prior to its sale by National Power to EPHL.

The security constituted by the EPHL Assignment becomes immediately enforceable upon the occurrence and continuance of an event of default under the Amended Credit Agreement.

(x)	The intercompany loan dated 8 September 2000 and made between EPL and EPHL (the Existing Intercompany Loan).

Under the Existing Intercompany Loan, EPL has advanced £557.2m on an interest free basis to EPHL principally to allow EPHL to meet certain payment obligations under an intercompany loan granted to it by British Energy.

PART X — ADDITIONAL INFORMATION—(Continued)

EPL may request repayment of the Existing Intercompany Loan at any time after the date on which the Senior Debt (as defined in the Amended Intercreditor Agreement) has been unconditionally paid and discharged in full.

(y)	The mortgage of shares dated 8 September 2000 and made between EPHL and the security trustee (the Shares Pledge).

Under the Shares Pledge, EPHL charges:

(a)	by way of first equitable mortgage or a first fixed charge, all the shares in EPL; and

(b)	by way of a first fixed charge all rights relating to the shares in EPL.

The security constituted by the Shares Pledge becomes immediately enforceable upon the occurrence and continuance of an event of default under the Amended Credit Agreement.

BNFL Contracts

EC Competition Law

Article 81(1) of the EC Treaty (Article 81(1)) prohibits (unless exempted under Article 81(3) of the EC Treaty (Article 81(3)) all agreements between undertakings, decisions by associations of undertakings, or concerted practices which may affect trade between Member States and which have as their object or effect the prevention or restriction or distortion of competition within the Common Market.

Agreements falling within Article 81(1) and which do not fall within the requirements for exemption under Article 81(3) or a relevant block exemption are void and unenforceable as regards their restrictive provisions and third parties may be entitled to remedies, including claims against the parties loss resulting from such provisions. In certain cases the Commission may impose substantial fines for breach of Article 81(1).

Certain contracts between Group members and BNFL (summarised below), were formally notified, or otherwise submitted, to the Commission.

The Commission issued a comfort letter dated 17 March 2004 in respect of the following agreements entered into in 2003 (the BEG Post 2006 AGR Fuel Supply Agreement, the BEG UK Post 2006 AGR Fuel Supply Agreement, the BEG New Spent Fuel Agreement, the BEG UK New Spent Fuel Agreement and the Uranics Sale and Purchase Deed (summarised below in paragraphs 17.1 (aa), (cc) (ee), (ff) and (gg), confirming that its investigation of the notified agreements did not reveal the existence of any grounds under Article 81(1) for further action on the part of the Commission as the agreements do not appreciably restrict competition within the meaning of Article 81(1).

In its comfort letter, the Commission also confirmed that the amendments to the agreements with BNFL which were notified to the Commission in 1995 and 1997 (described below in paragraphs 17.1 (z), (bb) and (hh) to (ss)) do not seem to affect the validity of the comfort letters issued on 30 May 1996, 19 January 1999 and 26 November 1999 in respect of these agreements and their compatibility with Article 81(1).

Front-end Fuel Supply

BEG and BEG UK purchase fabricated AGR fuel from BNFL under two separate agreements: (i) for BEG, the Existing BEG AGR Fuel Supply Agreement referred to in paragraph (z) below and (ii) for BEG UK, the Existing BEG UK AGR Fuel Supply

PART X — ADDITIONAL INFORMATION—(Continued)

Agreement referred to in paragraph (bb) below (together the Existing AGR Fuel Supply Agreements). Various amendments have been made over time to the Existing AGR Fuel Supply Agreements (as noted below) including deeds of amendment entered into on 31 March 2003 to give effect to the heads of terms signed by British Energy and BNFL on 28 November 2002 (the BEG March 2003 Deed of Amendment and the BEG UK March 2003 Deed of Amendment, together the March 2003 Deeds of Amendment).

The amendments set out in the March 2003 Deeds of Amendment came into force on 1 April 2003, however (except in relation to the insertion of the new uranics arrangements between BNFL and BEG under the Existing BEG AGR Fuel Supply Agreement), the amendments are subject to a number of termination conditions relating to the Restructuring. These conditions, which also appear in the agreements relating to spent fuel management (referred to below) as conditions precedent (some of which have now been satisfied), include:

•	the Creditor Restructuring Agreement and other agreements between BEG, BEG UK and BNFL having been executed and being subject to no outstanding conditions to their coming into full force and effect (other than to the extent that any condition relates to the effectiveness of the agreements or the Creditor Restructuring Agreement). This includes satisfaction of the Restructuring Condition.; and

•	the entry by BEG, BEG UK and the Secretary of State (and others) into the Government Restructuring Agreement which requires the entry into the Nuclear Liabilities Agreements, and the Government Restructuring Agreement becoming wholly unconditional (the BNFL Conditions).

The last of the BNFL Conditions will be satisfied on the Restructuring Effective Date. In the event that the BNFL Conditions are not satisfied (or waived) by 31 January 2005 or the Restructuring Long Stop Date under the Creditor Restructuring Agreement, the Existing AGR Fuel Supply Agreements will continue in force as if the March 2003 Deeds of Amendment had never been entered into (except in relation to the insertion of the new uranics arrangements under the Existing BEG AGR Fuel Supply Agreement referred to in paragraph (z) below, which is not subject to the BNFL Conditions).

(z)	Agreement for the supply of fuel for use in advanced gas cooled reactors from 1 April 2000 between BNFL and Nuclear Electric (now BEG) dated 3 June 1997, as amended by amendment numbers 1 to 11 (inclusive), and a deed of amendment and guarantee between BNFL, BEG and British Energy dated 31 March 2003 (as amended by deeds of amendment dated 22 July 2003 and 30 October 2003) (the Existing BEG AGR Fuel Supply Agreement).

Scope of BNFL’s supply obligation

The key elements of BNFL’s supply obligation are as follows:

•	The manufacture and supply of AGR fuel elements within a specified annual range to BEG, together with associated ancillary components in accordance with agreed specifications. The quantities of AGR fuel elements ordered may be increased up to specified limits provided BEG gives six months’ notice to BNFL, and on shorter notice subject to BNFL being able to do so and BEG paying BNFL’s reasonably demonstrable costs (if any) arising from such reduction in period of notice.

•	The transport and delivery of AGR fuel elements in accordance with an agreed delivery programme to each of BEG’s nuclear stations, and certification that

PART X — ADDITIONAL INFORMATION—(Continued)

items delivered from its processing plant to the nuclear power stations are clean and decontaminated in accordance with the applicable International Atomic Energy Agency transport regulations.

•	The provision of fuel design services. The provision of such services must comply with BNFL’s quality assurance arrangements which are specified in the agreement. Further, BNFL warrants that the fuel supplied is in accordance with the agreed specification and free from defective materials and workmanship.

•	The supply of uranics used in the AGR fuel fabrication process and enriched uranium for on-supply by BEG to its PWR fuel fabricator. This uranics supply arrangement was inserted into the agreement by the BEG March 2003 Deed of Amendment and became effective on 1 April 2003. The new uranics supply arrangement is not subject to the satisfaction of the BNFL Conditions applying to the amendments set out in the BEG March 2003 Deed of Amendment, as referred to above. BNFL is to supply BEG with uranics for the purposes of fabrication into AGR fuel in accordance with a procurement policy and a procurement strategy set by BEG, and is required to provide certain information to BEG on a regular basis. BEG will endorse all contracts in excess of a certain amount. BNFL will also supply enriched uranium to BEG for delivery by BEG to its PWR fuel fabricator, upon BEG’s request and in accordance with an agreed schedule.

•	BNFL agrees to provide certain services relating to AGR fuel required as a result of the closure of a station (for example, the decommissioning or refurbishment of surplus fuel stocks and the return of or storage of surplus fuel) on terms and conditions to be agreed. This additional obligation was inserted into the agreement by the BEG March 2003 Deed of Amendment.

Scope of BEG’s obligations

BEG’s key obligations under the agreement are, amongst others:

•	The purchase of a specified quantity of AGR fuel elements and associated ancillary components in any rolling 12-month period as a combined range under this agreement and the Existing BEG UK AGR Fuel Supply Agreement described in paragraph (bb) below. These quantities may be increased up to specified limits provided BEG gives six months’ notice to BNFL, and on shorter notice subject to BNFL being able to do so and BEG paying BNFL’s reasonably demonstrable costs (if any) arising from such reduction in period of notice.

The AGR fuel quantity range to be purchased may at BEG’s option be reduced in the event of a reactor not being operational for six months or more or in the event of permanent closure of a reactor. The specified range can be varied if for any other reason it is likely that BEG’s actual fuel requirements will be outside the range for not less than two years. In each of these circumstances there is provision for renegotiation of the terms and conditions relating to such change of range.

•	The payment of the charges applicable to the amount of uranics contained in the AGR fuel elements supplied by BNFL, and incidental services related to such uranics supply. BEG also has various obligations in relation to oversight and regulation of the procurement of uranics by BNFL as referred to above.

•	Provision of a suitable store at each nuclear power station for the storage of AGR fuel delivered, the off-loading of containers of AGR fuel at the stations on delivery, and certification that AGR fuel and other items returned to BNFL’s facilities are clean and decontaminated in accordance with the applicable International Atomic Energy Agency transport regulations.

PART X — ADDITIONAL INFORMATION—(Continued)

Term

The agreement is deemed to have commenced on 1 April 2000 and continues in force until 31 March 2006. The BEG March 2003 Deed of Amendment deleted BEG’s option to renew the agreement beyond 31 March 2006 which appeared in the original form of the agreement. This has now been replaced by the BEG Post 2006 AGR Fuel Supply Agreement (see paragraph (aa) below). BNFL will supply uranics to BEG for an initial firm period of seven years from 1 April 2003 which either BEG or BNFL may terminate on 12 months’ notice (but not before the end of the sixth year), or earlier by BEG for non-performance by BNFL. This initial term is divided across the BEG AGR Fuel Supply Agreement and the BEG Post 2006 AGR Fuel Supply Agreement (see paragraph (aa) below).

Termination of supply

Notwithstanding BEG’s rights under the agreement, if BNFL ceases to carry on business in the supply of AGR fuel or notifies BEG that it is otherwise unwilling or permanently unable to provide the services of AGR fuel supply under the agreement and if BEG is unable to procure such services from another party, BNFL is to provide access and rights for BEG to use all relevant BNFL intellectual property and where appropriate facilities and equipment reasonably necessary to provide such services and BNFL shall also seek to secure rights for BEG to utilise any rights or licences which BNFL may have with third parties which are reasonably necessary for the supply of those services. The terms of such access to intellectual property and facilities and rights to use for BEG shall be on terms as agreed.

Pricing

A fixed annual charge of £28.5m applies for an annual specified quantity range of AGR fuel elements ordered by BEG and supplied by BNFL together with a variable charge of £191,000 per tonne of uranium per AGR fuel element delivered. The fixed annual charge payable by BEG (and BEG UK) was reduced by the March 2003 Deeds of Amendment, by an agreed amount and a discount which is calculated across both of the Existing AGR Fuel Supply Agreements (as the quantities of AGR fuel ordered under those agreements are combined). A minimum payment of £13.5m per annum at a market baseload price of electricity of £15.0 per MWh applies. These figures are stated in July 2002 and 2002/2003 monetary terms and indexed to RPI.

Invoices are payable monthly and based on estimates of the charges, the discount and the Outturn Electricity Price (OEP) (which is calculated by reference to a range of publicly quoted market indices). An annual reconciliation will be carried out following the publication of the relevant figures based on the actual values of RPI and the OEP.

On 2 June 2004 BEG and BNFL entered into a side letter under which BEG may defer the payment of certain charges due and invoiced by BNFL (the Payment Deferral Letter). The interest payable by BEG on such deferred amounts is the contractual default interest rate. The agreed sum of £20m in this financial year has been deferred pursuant to this letter to be paid by 1 February and 1 March 2005. These deferrals are subject to us meeting other non-deferred payments to BNFL.

In addition, we have agreed a further side letter with BNFL dated 10 November 2004 under which it has been agreed that certain other payments under our existing fuel arrangements, including this agreement, may be deferred. These payments were due in August, September and October 2004. We have agreed to pay the October 2004 charges due under this and the BEG UK Existing Fuel Supply

PART X — ADDITIONAL INFORMATION—(Continued)

Agreement on or before 31 December 2004, and the balance of the payments under this agreement, the BEG UK Existing Fuel Supply Agreement, the BEG 1995 Historic Fuel Agreement and the BEG UK Reprocessing and Storage Agreement in two tranches in amounts to be agreed on or before 31 January 2005 and 28 February 2005, respectively. The contractual late payment interest at the rate of LIBOR plus 2 per cent. has started to accrue in relation to the amounts outstanding. BNFL has agreed that these late payments will not constitute non-compliance with our payment obligations for the purpose of our June 2004 deferral arrangements described above, provided the additional deferred amounts are paid in accordance with the proposal set out above.

Charges for fuel elements of new designs, for quantities of fuel outside the specified range and for changes in fuel orders are to be agreed between the parties.

The prices for the supply of ancillary components are derived by adding an engineering, procurement and warranty charge to the buying-in price of externally sourced components. The prices charged to BEG will be reviewed annually. The following variable charges apply: a charge in respect of the uranics contained in the AGR fuel elements supplied to BEG; a charge for incidental services (such as transport, insurance, cylinder washing, cylinder hire or uranic analysis) per tonne of uranium; an annual specified service procurement and management services charge, and a monthly administration charge based on the quantity of uranics stocks held by BNFL for the purposes of supplying AGR fuel to BEG under the agreement.

Non-performance

In the event of late delivery of AGR fuel, BEG is entitled to liquidated damages. The maximum liquidated damages payable are a proportion of the fixed annual charge plus the charge per fuel element of the quantity of fuel affected. This may represent only a proportion of the loss incurred by BEG.

If AGR fuel supplied does not comply with contract specifications and such non-compliance is apparent prior to its use in the reactor, BNFL must either rectify or replace the fuel at its cost, or it may, with BEG’s consent, credit BEG with a sum in respect of that fuel. Any fuel which is subject to rectification or replacement is deemed not to have been delivered until it is rectified or replaced for the purposes of the liquidated damages provisions.

There are provisions for allocation of responsibility between BEG and BNFL and for compensation to be paid to BEG, where fuel which has been loaded into a reactor fails to meet contract specifications and such failure is identified up to two years from its removal from a reactor. In addition, BNFL will reprocess a quantity of fuel free of charge. The level of compensation and the quantity of fuel to be reprocessed relates to the responsibility attributed to BNFL and the amount of energy remaining in the fuel.

Uranics stock is to be repurchased by BEG in the event that the value of BEG’s forecast of stock cover at the end of the first month of BEG’s 12 months’ forecast exceeds certain levels, and BNFL is to buy back and use any stock repurchased by BEG prior to purchasing any new uranium material. BEG has rights to step into the uranics supply arrangements and procure uranics required under the agreement (at the sole cost of BNFL) in the event that the level of uranium material available for BEG for the purposes of fabricating into fuel under the agreement falls below a percentage of its forward months’ fuel requirements for a period of three months (subject to a grace period).

PART X — ADDITIONAL INFORMATION—(Continued)

Termination

BEG may terminate the agreement for an unremedied persistent breach of contract by BNFL, where BEG can demonstrate that it has suffered substantial loss. BEG may terminate the uranics supply arrangement in the event that BNFL fails to exercise reasonable care and reasonable diligence in fulfilling its material obligations in relation to the uranics supply arrangement (with immediate effect following a one month grace period), or on 12 months’ notice where a ratio which indicates the efficiency of the cost of the supply of uranics to BEG falls below a certain level.

Upon the expiry or early termination of the uranics supply arrangements, BEG must repurchase all stock maintained by BNFL for the purposes of supplying AGR fuel to BEG under the agreement, and take back all contracts novated to BNFL as well as all new contracts entered into by BNFL for the supply of uranics and/or for conversion or enrichment services in order to supply BEG with AGR fuel (subject to consent of the counterparties). The stock repurchase will be immediate upon the expiry or elective termination of BEG or BNFL and will take place over a period of five years in accordance with an agreed schedule where BEG terminated for breach by BNFL. BNFL must also assist in the handover of the uranics supply arrangements to BEG for a certain period.

Liability

BNFL is responsible, as licensee of the site, for carrying out decommissioning of its fuel fabrication facilities at Springfields. The price payable by BEG to BNFL includes an element calculated by reference to costs of decommissioning BNFL’s facilities at Springfields, including treatment and disposal of all wastes arising from this agreement. Ownership and risk in respect of AGR fuel passes to BEG on the earlier of delivery (which occurs when fuel passes through the gates of the relevant station) and the time when BNFL marks containers of fuel to indicate that such fuel is stored by BNFL at the request of and on behalf of BEG. BNFL is liable for all injury or damage arising from a nuclear occurrence at its site. However BNFL will not be liable for loss or damage to fuel stored by it on behalf of BEG except where such loss or damage is caused by BNFL’s negligence or wilful default. Risk in respect of faulty or damaged fuel for return to Springfields reverts to BNFL when the fuel passes through the gates of the relevant station.

In respect of non-nuclear risks, BNFL is not responsible for any damage to property or for any third party risk or any other loss which may be attributable to fuel after delivery to BEG unless due to the fault or deficiency of BNFL. BEG’s responsibility for such damage or loss arising from non-nuclear risks is similarly excluded before delivery by BNFL unless it is due to the fault or deficiency of BEG.

The agreement excludes the liability of BNFL for damage to a reactor, for damage to other BEG property or third party claims arising from reactor damage caused by fuel supplied by BNFL. Notwithstanding any other provision of the agreement, BNFL’s and BEG’s liability is governed by the NIA (including any extensions or modifications since) in respect of damage or injury to any person or property resulting from ionising radiation or contamination by radioactivity.

Neither party is liable to the other for: (i) incidental, special, indirect or consequential loss or damage including that arising from loss of use of equipment or power generating systems or cost of capital, loss of profits or revenues or the loss of use thereof, except where the loss arising from any to the latter three examples flows as a direct loss as a result of a relevant breach of contract or a relevant act or default; or (ii) economic loss in tort. BNFL has no liability to BEG

PART X — ADDITIONAL INFORMATION—(Continued)

arising from or in connection with BEG’s contractual liability to third parties in respect of the sale or supply of electricity.

Special limitations apply in respect of the uranics supply arrangements as follows. A reciprocal limitation for all claims for loss or damage, however caused or suffered in connection with or as a result of the agreement applies for both BEG and BNFL. This limitation is without prejudice to BEG’s obligation to pay BNFL the purchase price for the stocks upon repurchase following the expiry or early termination of the uranics arrangements, and BNFL’s obligations to repay any excess of the purchase price paid by BEG following an audit of the stocks sold and in respect of any payments required to be made by BEG or BNFL to the other in respect of the indemnities given in connection with the pass-through of the third party supply contracts to BEG. In addition, indirect losses are excluded (except in respect of payments in connection with the pass through of the contracts).

BNFL does not take any liability for any shortfall in the supply of uranics in the period 1 April 2003 to 30 June 2004 until BEG provides certain information as to the level and composition of uranics stocks and contracts maintained by BEG on 1 April 2003.

Force majeure

Either BNFL or BEG will be excused from performance of its obligations under the agreement if it is prevented from doing so by circumstances beyond its control, to the extent and for such period as may be reasonably necessary, and will have no responsibility for the financial or other consequences of non-performance. If BNFL is prevented from delivering AGR fuel to one or more stations by reason of force majeure, the annual (fixed) component of the price payable by BEG is to be reduced in proportion to the reduction in the quantity of AGR fuel delivered to stations and BEG shall be entitled to obtain from any other source such quantity of AGR fuel as BNFL is unable to deliver. BEG will only be obliged to pay for actual AGR fuel delivered. If BNFL is unable to supply fuel for a continuous period of three months, it is obliged to use its reasonable endeavours to acquire supplies of fuel for BEG from alternative sources. If BNFL is unable to supply fuel for a continuous period of twelve months, BEG may terminate the agreement and BNFL must use best endeavours to assist BEG to obtain an alternative fuel supply at reasonable prices.

If BEG is unable to accept deliveries of AGR fuel by reason of force majeure, it is nevertheless required to continue payment to BNFL in respect of the annual (fixed) component of the price.

Guarantee

Pursuant to the BEG March 2003 Deed of Amendment, British Energy guarantees the performance of BEG under the agreement. British Energy’s liability under the guarantee is expressed to be no greater than the liability of BEG under the agreement. Where British Energy ceases to be the ultimate holding company of BEG, it must notify BNFL and if requested, assign contracts which it has entered into with BEG or BEG UK and BNFL to the ultimate holding company of BEG. An agreed form novation agreement is to be entered into under which New British Energy will take all of British Energy’s rights, obligations and liabilities upon British Energy ceasing to be the ultimate holding company of BEG as well as those which accrued period to this date.

PART X — ADDITIONAL INFORMATION—(Continued)

Assignment

The agreement contains a general prohibition on assignment of rights without the consent of the other party (not to be unreasonably withheld). Amendments set out in the BEG March 2003 Deed of Amendment permit both BNFL and BEG to assign rights under the agreement without consent and/or on certain conditions as follows: (i) BNFL is entitled to assign to the Liabilities Management Authority (or any other body established by the Government for the purpose of assuming responsibility for cleaning up the “nuclear legacy” as defined in and contemplated by the White Paper published by the Government (command number 5552) and entitled “Managing the Nuclear Legacy: A Strategy for Action” presented to Parliament by the Secretary of State in July 2002); (ii) BNFL may assign to the New BNFL (as defined) with BEG’s prior consent, not to be unreasonably withheld; (iii) BEG may assign to another member of the Group which holds a nuclear site licence in respect of any of the AGR power stations, without the consent of BNFL; and BNFL may assign to another member of the BNFL group subject to a parent company guarantee being provided by BNFL, without the consent of BEG.

Other clauses

Pursuant to the BEG March 2003 Deed of Amendment, British Energy and BEG acknowledge and agree that no member of the Group will bring any claim against BNFL that the terms of the agreement/the BEG March 2003 Deed of Amendment or the heads of terms between BNFL and British Energy dated 28 November 2002 infringe competition law or that the “hardship” provisions previously appearing in the original (unamended) version of the agreement may be invoked.

BNFL is prohibited under the agreement from unreasonably discriminating against BEG in favour of any other party (including Magnox) in respect of the performance by BNFL of any services of the kind provided for under the agreement.

The agreement provides for arbitration of any dispute or difference between the parties in connection with this agreement.

BNFL agrees not to use confidential information passed between BNFL and BEG under the agreement to place any BNFL group company or any company in which it has a shareholding, in either case which is an electricity generator at a competitive advantage over BEG, and BEG agrees not to use that information to place any such BNFL group company at a competitive disadvantage in the UK electricity generation market.

(aa)	Agreement for the supply of fuel for use in advanced gas cooled reactors from 1 April 2006 between BEG, BNFL and British Energy dated 31 March 2003, as amended by deeds of amendment dated 22 July 2003 and 30 October 2003 (the BEG Post 2006 AGR Fuel Supply Agreement).

This agreement is based on the Existing BEG AGR Fuel Supply Agreement as summarised in paragraph (z) above (including in respect of the Payment Deferral Letter). The differences between the Existing BEG AGR Fuel Supply Agreement and this agreement are as follows.

The agreement will take effect on 1 April 2006 and, subject to the satisfaction or waiver of the BNFL Conditions, will continue until the end of the fuel supply period, which is defined as the date following which no further AGR fuel is loaded into any AGR of either BEG or BEG UK.

The annual fixed charge (and the adjustment of the fixed charge) for the supply of AGR fuel (and associated ancillary components) under this agreement are the same

PART X — ADDITIONAL INFORMATION—(Continued)

as those contained in the Existing BEG AGR Fuel Supply Agreement (paragraph (z), except that it is £25.5m (stated in 2002/2003 monetary values and indexed to RPI).

The agreement contains minor amendments to provide for transfer of the uranics supply arrangements from the Existing BEG AGR Fuel Supply Agreement to this agreement. The supply of uranics by BNFL to BEG under this agreement, however, is conditional upon satisfaction or waiver of the BNFL Conditions referred to above — this differs from the uranics supply arrangement under the Existing BEG AGR Fuel Supply Agreement, which was unconditional and in place from 1 April 2003 until 31 March 2006 (unless terminated earlier, as permitted).

As this agreement contains the same guarantee provision as the Existing BEG AGR Fuel Supply Agreement, an agreed form novation agreement is to be entered into under which the New British Energy will take all of British Energy’s rights, obligations and liabilities upon British Energy ceasing to be the ultimate holding company of BEG UK as well as those which accrued period to this date.

(bb)	Agreement for the supply of fuel for use in advanced gas cooled reactors between Scottish Nuclear (now BEG UK) and BNFL dated 30 March 1995, as amended by amendments dated 30 March 1995 and 29 March 1996, a supplementary agreement dated 3 June 1997, a side letter dated 8 August 1997, amendment numbers 1—12, and a deed of amendment and guarantee between BEG UK, BNFL and British Energy dated 31 March 2003 (as amended by deeds of amendment dated 22 July 2003 and 30 October 2003) (the Existing BEG UK AGR Fuel Supply Agreement).

Scope of BNFL’s supply obligation

The key elements of BNFL’s supply obligation are as follows:

•	The supply of enriched uranium to meet fabricated fuel deliveries (with effect from 1 April 1996), and incidental services (such as transport, insurance, cylinder washing etc). BNFL agreed to purchase all of BEG UK’s stock of uranium, UF6 and enriched UF6 and BEG UK has assigned to BNFL its contracts for supply of uranium, UF6 and enriched UF6. The BEG UK March 2003 Deed of Amendment requires BNFL, within the period from 1 April 2005 to 31 March 2006, to align its uranics procurement and supply arrangements to the arrangements in place under the Existing BEG AGR Fuel Supply Agreement (as amended) (paragraph (z)).

•	The provision of all materials and services necessary for the manufacture and supply in accordance with agreed specifications of a specified annual quantity of AGR fuel elements (and associated ancillary components) as a combined range under this agreement and the Existing BEG AGR Fuel Supply Agreement. The specified quantity range reduces upon the final delivery preceding closure of the first reactor at the Hunterston B station, and reduces again to a lower range of AGR fuel elements (and ancillary components) per year as subsequent reactors close.

•	Both BEG UK and BNFL shall be entitled to propose changes to the fuel design, manufacturing specifications or process routes.

•	The transport and delivery of fuel in accordance with an agreed delivery programme to each of the stations, and certification that items delivered from its processing plant are clean and decontaminated in accordance with applicable International Atomic Energy Agency transport regulations.

•	The provision of fuel design services which must comply with BNFL’s quality assurance arrangements which are specified in the agreement. Further, BNFL

PART X — ADDITIONAL INFORMATION—(Continued)

warrants that the AGR fuel supplied is in accordance with the agreed specification and free from defective materials and workmanship.

Scope of BEG UK’s obligations

BEG UK’s key obligations under the agreement are as follows:

•	The purchase of a specified quantity of AGR fuel elements in any rolling 12 month period as a combined range under this agreement and the Existing BEG AGR Fuel Supply Agreement described at paragraph (z) above. The specified quantity range reduces upon the final delivery preceding closure of the first reactor at the Hunterston B station, and reduces again to a lower range of AGR fuel elements (and ancillary components) per year as subsequent reactors close.

The quantities ordered by BEG UK may be increased or reduced subject to BNFL’s manufacturing capacity and agreement on charges, which must be demonstrably fair and reasonable.

The fuel quantity range to be purchased may at BEG UK’s option be reduced in the event of a reactor not being operational for six months or more. The specified range can be varied if for any other reason it is likely that BEG UK’s actual AGR fuel requirements will be outside the range for not less than two years. In each of these circumstances such AGR fuel requirements shall be varied at BEG UK’s option.

•	Providing a suitable store at each station for the storage of AGR fuel delivered, and the off-loading of such fuel at the stations, and certification that fuel and other items returned to BNFL’s facilities are clean and decontaminated in accordance with applicable International Atomic Energy Agency transport regulations.

Term

The agreement continues in force until 31 March 2006. The BEG UK March 2003 Deed of Amendment deleted BEG UK’s option to renew the agreement beyond 31 March 2006 — fuel and uranics supply beyond this date is now the subject of the BEG UK Post 2006 AGR Fuel Supply Agreement (referred to in paragraph (cc). As the BEG UK Post 2006 AGR Fuel Supply Agreement is subject to the BNFL Conditions referred to above, if that agreement does not come into effect, then BEG UK is required to repurchase all uranics stocks acquired and held by BNFL on 31 March 2006 at a price equal to the cost of acquisition by BNFL and accept an assignment of those contracts for the supply of uranics entered into by BNFL.

Pricing

A fixed annual charge applies for an annual specified quantity range of AGR fuel elements ordered by BEG UK and supplied by BNFL together with a variable charge per AGR fuel element delivered. The fixed annual charge payable by BEG UK was reduced by the BEG UK March 2003 Deed of Amendment in a similar manner as the BEG March 2003 Deed of Amendment set out in paragraph z above.

As mentioned above in relation to the Existing BEG Fuel Supply Agreement (set out in paragraph (z) above), we have agreed a side letter with BNFL dated 10 November 2004 under which it has been agreed that other payments under our existing fuel arrangements, including this agreement, may be deferred. These payments were due in August, September and October 2004. We have agreed to pay the October 2004 charges due under this and the Existing BEG Fuel Supply Agreement on or before 31 December 2004, and the balance of the payments under this agreement,

PART X — ADDITIONAL INFORMATION—(Continued)

the Existing BEG Fuel Supply Agreement, and the BEG 1995 Historic Fuel Agreement and BEG UK Reprocessing and Storage Agreement in two tranches in amounts to be agreed on or before 31 January 2005 and 28 February 2005, respectively. The contractual late payment interest at the rate of LIBOR plus 2 per cent. has started to accrue in relation to the amounts outstanding.

The prices for the supply of ancillary components are derived by adding an engineering, procurement and warranty charge to the buying-in price of externally sourced components. The prices charged to BEG will be reviewed annually.

The charges payable by BEG UK for uranics comprise two predetermined monthly elements (subject to adjustment in accordance with an inflation index) and a variable monthly charge based on prevailing market prices.

Non-performance

The agreement contains substantially the same provisions regarding the late delivery of AGR fuel and the delivery of non compliant AGR fuel by BNFL as the Existing BEG AGR Fuel Supply Agreement referred to above in paragraph (z).

The agreement includes the same Termination of Supply by BNFL provisions as in the Existing BEG AGR Fuel Supply Agreement referred to above in paragraph (z).

Termination

BEG UK may terminate the agreement for unremedied persistent breach of contract by BNFL, where BEG UK can demonstrate that it has suffered substantial loss.

Liability

The agreement contains substantially the same provisions as to liability as in the Existing BEG AGR Fuel Supply Agreement paragraph (z), except that the liability provisions as to the uranics supply arrangements in that agreement do not apply to this agreement.

Force majeure

The agreement contains the force majeure provisions as under the Existing BEG AGR Fuel Supply Agreement (see paragraph (z) above).

Guarantee

Pursuant to the BEG UK March 2003 Deed of Amendment, British Energy guarantees the performance of BEG UK under the agreement. British Energy’s liability under the guarantee is expressed to be no greater than the liability of BEG UK under the agreement. Where British Energy ceases to be the ultimate holding company of BEG UK, it must notify BNFL and if requested, assign contracts which it has entered into with BEG or BEG UK and BNFL to the ultimate holding company of BEG UK.

An agreed form novation agreement is to be entered into under which the New British Energy will take all of British Energy’s rights, obligations and liabilities upon British Energy ceasing to be the ultimate holding company of BEG UK as well as those which accrued period to this date.

Assignment

The agreement contains the same Assignment provisions for BEG UK and BNFL as set out above in relation to the Existing BEG AGR Fuel Supply Agreement (paragraph (z) above).

PART X — ADDITIONAL INFORMATION—(Continued)

Other clauses

BEG UK has an option to accelerate payments to BNFL on notice subject to an upper limit each year, subject to agreement with BNFL on which payments should be accelerated and the discount rate to be applied.

Pursuant to the BEG UK March 2003 Deed of Amendment, British Energy and BEG UK acknowledge and agree that no member of the Group will bring any claim against BNFL that the terms of the agreement/the BEG UK March 2003 Deed of Amendment or the heads of terms between BNFL and British Energy dated 28 November 2002 infringe competition law or that the “hardship” provisions previously appearing in the original agreement may be invoked.

There is a provision in the agreement which addresses equivalence in terms and conditions with those agreed between BNFL and BEG. The agreement contains the same non-discrimination, arbitration and confidentiality provisions as in the Existing BEG AGR Fuel Supply Agreement (as described in paragraph (z) above).

(cc)	Agreement for the supply of fuel for use in advanced gas cooled reactors from 1 April 2006 between BEG UK, BNFL and British Energy, dated 31 March 2003, as amended by deeds of amendment dated 22 July 2003 and 30 October 2003 (the BEG UK Post 2006 AGR Fuel Supply Agreement).

This agreement is based upon the BEG Post 2006 AGR Fuel Supply Agreement (referred to in paragraph (aa)) above, and is subject to the same conditionality as the March 2003 Deeds of Amendment and the BEG Post 2006 Fuel Supply Agreement. The agreement describes BEG UK’s AGR fuel supply arrangements with BNFL from 1 April 2006 until the end of the fuel supply period (as described in paragraph (aa)).

As this agreement contains the same guarantee provision as the Existing BEG AGR Fuel Supply Agreement, an agreed form novation agreement is to be entered into under which the New British Energy will take all of British Energy’s rights, obligations and liabilities upon British Energy ceasing to be the ultimate holding company of BEG UK as well as those which accrued period to this date.

(dd)	End of life programme: transmittal letter from BNFL to British Energy dated 14 February 2003, acknowledged by British Energy on 31 March 2003.

This side letter provides for the establishment of a joint team to study the end of life optimisation program for AGR power stations with a view to lowering the full costs of production of AGR fuel and the sharing of benefits between BNFL and the Group. The prices for AGR fuel, when this is being loaded into three or fewer stations, will be set on the basis of the recommendations of this team (which is required to meet formally at least annually). The respective parties are to provide an update on progress towards station lifetime extension and/or station closure and progress against the Springfields Transformation Plan, and are required to submit a report to the parties containing their recommendations as to certain matters.

As this letter has been entered into by British Energy as the parent company of BEG and BEG UK, it falls within the guarantee provision of the Existing BEG AGR Fuel Supply Agreement such that an agreed form novation agreement is to be entered into under which the New British Energy will take a transfer of British Energy’s rights, obligations and liabilities upon British Energy ceasing to be the ultimate holding company of BEG and BEG UK under the letter.

PART X — ADDITIONAL INFORMATION—(Continued)

Uranics	sale and purchase arrangements

(ee)	Deed of sale and purchase of enriched and natural uranium stocks between BEG, BNFL and British Energy, dated 31 March 2003 (as amended by deeds of amendments dated 13 October 2003 and 26 November 2003 and side letters dated 20 February 2004, 5 April 2004 and 10 June 2004) (the Uranics Sale and Purchase Deed).

The Uranics Sale and Purchase Deed provides for the purchase by BNFL of BEG’s existing stocks of uranium material with an approximate value of £60m. The sale of the stocks was arranged to take place in several tranches: on 31 March 2003, 1 July 2003 and further interim sales on dates nominated by BEG (the last date being 31 October 2004) (comprising all remaining stocks which could not be transferred on the date of the second sale). A reconciliation to market prices of the stocks transferred in the second and further sales will be made following audit certification. Note that the extension of the final completion date from 31 August 2004 to 31 December 2004 has been agreed by the parties who are in the process of finalising the required side letter. The summary above describes the amendments as agreed.

The Uranics Sale and Purchase Deed also provides for the transfer to BNFL of BEG’s third party contracts relating to the supply of uranium ore, uranium hexafluoride and/or the provision of conversion or enrichment services, by 31 October 2004. An interim pass-through of the contracts under which BEG will perform the contracts upon BNFL’s instructions applies between 31 March 2003 (the date on which the first sale was completed) and the completion of the final sale. An ongoing pass-through applies in respect of those contracts which the parties have not been able to novate to BNFL (e.g. because of failure to obtain counterparty consent) until the earlier of the date of expiry or early termination of the relevant contracts and the date on which the term of the uranics supply arrangement under the AGR Fuel Supply Agreements with BNFL ends.

BEG provides certain standard form warranties regarding the stocks and the contracts transferred to BNFL. British Energy guarantees the performance of BEG’s obligations under the agreement and certain requirements apply where British Energy ceases to be the ultimate holding company of BEG as described above in respect of the Existing BEG AGR Fuel Supply Agreement (paragraph 17.1(z) above). As with the Existing BEG AGR Fuel Supply Agreement, an agreed form novation agreement is to be entered into under which the New British Energy will take all of British Energy’s obligations and liabilities upon British Energy ceasing to be the ultimate holding company of BEG as well as those which accrued prior to this date.

Reciprocal provisions apply under which the liability of BEG and BNFL is capped (except in relation to BNFL’s obligation to pay the purchase price of the stocks sold under the deed) and indirect losses are excluded (except in relation to payments under the indemnities in connection with the pass-through arrangements described above namely, from costs arising for failure to comply with BNFL’s requests regarding operation of the pass-through contracts and other similar costs).

Restrictions apply on the assignment by the parties of rights and obligations under the Uranics Sale and Purchase Deed as described above in respect of the Existing BEG AGR Fuel Supply Agreement (paragraph (z) above).

Spent	fuel management and ancillary services agreements

BEG and BEG UK currently contract with BNFL for spent fuel management services under four separate agreements: (i) for BEG, an agreement for the storage and

PART X — ADDITIONAL INFORMATION—(Continued)

reprocessing of irradiated oxide fuel and related services dated 31 March 1995, as amended (the BEG 1995 Historic Fuel Agreement) and an agreement for spent fuel management services dated 3 June 1997, as amended (the BEG 1997 Historic Fuel Agreement); and (ii) for BEG UK an agreement for the storage and reprocessing of irradiated oxide fuel and related services dated 30 March 1995, as amended (the BEG UK Storage and Reprocessing Agreement) and an agreement for the long term storage of irradiated oxide fuel and related services dated 30 March 1995, as amended (the BEG UK Long Term Storage Agreement).

On the satisfaction or waiver of the BNFL Conditions, provided this occurs before 31 January 2005 or any extended Restructuring Long Stop Date under the Creditor Restructuring Agreement, the four agreements referred to above will be amended so that they relate only to services to be provided in relation to spent fuel arising from fuel loaded into BEG or BEG UK’s AGRs before the Effective Date (being the date immediately following the day on which the BNFL Conditions are satisfied or waived) (historic spent fuel). These agreements, as amended are referred to as the Historic Fuel Agreements and are described in paragraphs (hh), (ii), (jj) and (kk) below. These Historic Fuel Agreements and, to the extent they relate to historic spent fuel, the BNFL Ancillary Agreements described in paragraphs (ll) to (ss) below, will benefit from the support to be provided by the Secretary of State pursuant to the HLFA (see paragraph 17.2(d) below).

On satisfaction or waiver of the BNFL Conditions, provided this occurs before 31 January 2005 or any extended Restructuring Long Stop Date under the Creditor Restructuring Agreement, the BEG New Spent Fuel Agreement referred to in paragraph (ff) below and the BEG UK New Spent Fuel Agreement referred to in paragraph (gg) below will become effective and will deal with spent fuel management services in relation to spent fuel arising from fuel loaded into the AGRs on or after the Effective Date (new spent fuel).

BEG and BEG UK also contract with BNFL for various ancillary services (transportation of spent fuel, flask maintenance and other miscellaneous services) under contracts which are described in paragraphs (ll) to (ss) below (BNFL Ancillary Agreements). On satisfaction or waiver of the BNFL Conditions, amendments will be made to those agreements to ensure that they reflect the division between historic spent fuel and new spent fuel.

The summaries below are based on the agreements as they will be following the Effective Date (being the date immediately following the day on which the BNFL Conditions are satisfied or waived).

(ff)	Agreement for spent fuel management services between BNFL, BEG, BETS and British Energy dated 16 May 2003 as amended by a deed of amendment dated 30 October 2003 (BEG New Spent Fuel Agreement).

This agreement, together with the BEG UK New Spent Fuel Agreement described in paragraph (gg) below, (together, the New Spent Fuel Agreements), provides for BNFL to manage irradiated AGR fuel arising from fuel which was loaded into BE’s AGRs on or after the Effective Date, until the final delivery of irradiated fuel from the last AGR power station to shut down (new spent fuel). The Effective Date is the date following the date on which the BNFL Conditions are satisfied or waived. These conditions are the same as those which apply to both the March 2003 Deeds of Amendment to the Existing AGR Fuel Supply Agreements and the Post 2006 AGR Fuel Supply Agreements described in (paragraphs (z) to (cc) above) and also apply to the other agreements and deeds of amendment relating to spent fuel

PART X — ADDITIONAL INFORMATION—(Continued)

management and ancillary services described in paragraphs (hh) to (ss) below. The New Spent Fuel Agreements, and the amendments to the agreements described in paragraphs (hh) to (ss) do not become effective until the Effective Date.

The key elements of this agreement are as follows:

Scope of BNFL’s obligations

BNFL is required to take delivery from BEG of all spent fuel delivered from BEG’s AGR power stations (including non-standard fuel and final core) arising from fuel that was loaded into BEG’s AGRs on or after the Effective Date (new spent fuel). BNFL will take title to all such irradiated AGR fuel on delivery to BNFL of such fuel from the power stations.

Scope of BEG’s obligations

BEG can deliver up to a specified number of AGR flasks to BNFL in each year subject to a maximum number of flasks per week. The spent AGR fuel must conform with the specification set out in the agreement. The risk in respect of flasks, skips and the spent fuel therein (including third party liability in the spent fuel) passes to BNFL on delivery. Title to the spent fuel passes to BNFL on delivery by BEG. All risk in a flask or skip which is available for return to BEG passes to BEG when BNFL makes delivery of the same back to BEG.

Price and invoicing

BEG is obliged to make payments to BNFL of £150,000 (stated in 2002/2003 monetary values and indexed to RPI) per tonne of uranium in the AGR fuel, such payments being linked to the time of first loading of such fuel into a reactor.

The payment structure is also subject to a rebate/surcharge mechanism linked to wholesale electricity prices, giving BEG a two-way hedge against these prices and is calculated according to a formula based on the amount of BEG/BEG UK output and the OEP (as defined in paragraph (z) above). This mechanism is described in Part 1: Key information. Invoicing will be on a monthly basis and will be based on agreed estimates of loading, coupled with an estimated rebate or surcharge. An annual reconciliation will be carried out. In the event that the annual reconciliation reveals that the payments that should have been made by BNFL to BEG exceed those from BEG to BNFL, then the reconciliation amount will be adjusted so that the total payments from BNFL to BEG equal those from BEG.

In addition to the above, BEG must pay BNFL all those incremental costs incurred by BNFL in handling, storing and disposing of any non-standard spent fuel over and above those costs that BNFL would have incurred in respect of an equivalent quantity of spent fuel that meets the specification.

Guarantee

British Energy is a guarantor in respect of its subsidiary’s obligations (both financial and performance) under the agreement. British Energy’s liability under the guarantee is expressed to be no greater than the liability of BEG under the agreement. Where British Energy ceases to be the ultimate holding company of BEG, it must notify BNFL and assign certain contracts which it has entered into with BNFL to the ultimate holding company of BEG. An agreed-form novation agreement is to be entered into under which New British Energy will take all of British Energy’s rights, obligations and liabilities upon British Energy ceasing to be the ultimate holding company of BEG as well as those which accrued prior to this date.

PART X — ADDITIONAL INFORMATION—(Continued)

Remedies for non-performance

Under the agreement, BNFL may be obliged to pay BEG liquidated damages based on the results of an annual performance review of its services provided under this agreement. The performance review assesses the difference between BNFL’s obligations to accept deliveries of, and make available, flasks and its actual performance. The results of the performance review are presented as a figure called the flask deficit. The agreement sets out the ways in which BNFL’s performance shall increase or decrease the flask deficit. Liquidated damages (subject to adjustment in accordance with an inflation index) are then payable against the flask deficit. The parties are required to review the operation of these provisions within twelve months of the Effective Date with a view to amending them so as to promote the most efficient transfer of spent fuel to Sellafield.

BEG is liable to BNFL for any reasonable and necessary additional costs incurred as a result of any failure to deliver flasks in compliance with the requirements of the transport approval certificate and/or failure to deliver spent fuel in accordance with the contract specification. This is not subject to the cap on liability.

Termination of services

Notwithstanding BEG’s other rights under the agreement, if BNFL ceases to carry on business in oxide fuel reprocessing or storage or otherwise notifies BEG that it is unwilling or permanently unable to provide the fuel services under this agreement it can so notify BEG. If, following such notification, BEG is unable to procure such services from another party, BNFL is obliged to provide BEG with access to use all relevant intellectual property rights and, where BNFL ceases to provide services for technical reasons, to use reasonable endeavours to secure services from an alternative supplier.

Liability

Neither party is liable to the other for: (i) incidental, special, indirect or consequential loss or damage, including that arising from loss of use of equipment or power generating systems or cost of capital, loss of profits or revenues or the loss or use thereof, except where the loss arising from any of the latter three examples flows as a direct loss as a result of a relevant breach of contract or a relevant act or default; or (ii) economic loss in tort.

BNFL has no liability to BEG arising from or in connection with BEG’s contractual liability to third parties in respect of the sale or supply of electricity. Subject to certain exceptions, the total cumulative liability of each party to the other is capped in any one year. Except where expressly provided for in the agreement, neither party is liable to the other for any loss of or damage to the property of the other or of any third party. A party’s liability for death or personal injury arising from its negligence is not limited or excluded.

Force majeure

BNFL and BEG will be excused from liability for failure to fulfil any obligation under the agreement (or will be given a reasonable extension of time in relation to any delay) if and to the extent that it is prevented, hindered or delayed from performing by circumstances beyond its control (force majeure event). Each party is required to use reasonable endeavours to avoid, remove or minimise all financial consequences or damage on the other party as a result of the force majeure event. During the continuance of a force majeure event, either party has the right to take such action as it deems necessary in order to meet its safety responsibilities, where practicable after consultation with the other party.

PART X — ADDITIONAL INFORMATION—(Continued)

There is a provision for equitable adjustment to be made to the charges if BNFL is prevented from performing a service and this has a detrimental effect on BEG. When the force majeure has ended BNFL must, if required by BEG, use reasonable endeavours to perform the affected services and BEG shall pay the sums previously abated. If BEG is prevented from receiving any services as a result of force majeure, BNFL shall use reasonable measures to assist BEG to mitigate its resultant losses, and BEG shall reimburse BNFL for any costs reasonably incurred as a result.

Confidentiality

BNFL has agreed not to use confidential information passed between BNFL and BEG under the agreement to place any BNFL group company which is an electricity generator at a competitive advantage over BEG, and BEG agrees not to use that information to place any such BNFL group company at a competitive disadvantage in the UK electricity generation market.

Other clauses

The BEG New Spent Fuel Agreement contains assignment provisions similar to those appearing in the agreement described in paragraph (z) above, in addition to the acknowledgement, non-discrimination and arbitration provisions also described in relation thereto.

(gg)	Agreement for spent fuel management services between BNFL, BEG UK, BETS and British Energy dated 16 May 2003 as amended on 30 October 2003 (BEG UK New Spent Fuel Agreement).

This new agreement is based upon the BEG New Spent Fuel Agreement described in paragraph (ff) and is subject to the same conditionality as the BEG New Spent Fuel Agreement described above. This agreement describes BEG UK’s spent fuel management arrangements with BNFL in respect of AGR fuel loaded on or after the Effective Date (being the date following the day on which the BNFL Conditions are satisfied or waived).

As this agreement contains the same guarantee provision as the BEG New Spent Fuel Agreement, an agreed form novation agreement is to be entered into under which New British Energy will take all of British Energy’s rights, obligations and liabilities upon British Energy ceasing to be the ultimate holding company of BEG UK as well as those which accrued prior to this date.

(hh)	Agreement for the storage and reprocessing of irradiated oxide fuel and related services between BNFL and NE plc (now Magnox) dated 31 March 1995 (as amended and novated to BEG), as amended and restated on 16 May 2003 and as further amended on 30 October 2003 (BEG 1995 Historic Fuel Agreement).

Upon the Effective Date, this amended and restated agreement, together with the other Historic Fuel Agreements described in paragraphs (ii), (jj) and (kk) covers the management of BEG and BEG UK’s irradiated AGR fuel which: (i) has already been delivered to BNFL’s Sellafield facility; (ii) is currently in BE’s AGRs; (iii) is in spent fuel storage at the AGR nuclear power stations; or (iv) arises from fuel loaded to BEG and BEG UK’s AGRs prior to the Effective Date (being the date following the day on which the BNFL Conditions are satisfied or waived). The agreement is deemed to have commenced on 1 April 1989.

Unlike the New Spent Fuel Agreements, BEG retains title to most of the spent fuel and arisings under this agreement (for further detail see the section below headed: Title and Liability).

PART X — ADDITIONAL INFORMATION—(Continued)

Scope of BNFL’s obligations

BNFL is required to perform the standard services described below in relation to historic spent fuel delivered from BEG’s AGR and PWR power stations of up to a specific tonnage (pre-irradiation) of uranium (tU) (the contracted quantity). This contracted quantity comprises baseload tonnage, surplus capacity and post baseload tonnage. The baseload and surplus quantities are expected to be reprocessed within the first ten years of the operation of THORP and the post baseload quantities in the following ten years. BEG must provide up to a further additional quantity, thereby increasing the contracted quantity accordingly, if available for delivery to BNFL.

The agreement gives BEG the right to substitute quantities of PWR spent fuel, for quantities of AGR spent fuel, subject to certain conditions without amendment to the charges under the agreement. BEG also has the option to substitute, for equal quantities of uranium spent fuel yet to be delivered, quantities of BNFL manufactured spent MOX fuel (AGR or PWR) or, non-BNFL manufactured spent MOX fuel (AGR or PWR), which has been irradiated in BEG’s stations subject to certain conditions and agreement on terms.

The standard services provided by BNFL are as follows:

•	the acceptance of delivery and receipt of spent fuel at Sellafield;

•	the removal of spent fuel from nuclear fuel flasks;

•	the turnaround maintenance and the making available of nuclear fuel flasks;

•	the storage and dismantling (where appropriate) of spent fuel prior to reprocessing;

•	the transfer and reprocessing of spent fuel;

•	the making available of conditioned uranium and plutonium (resulting from reprocessing of spent fuel) and the storage of such products;

•	the storage, treatment and disposal of effluents, LLW and non-radioactive waste;

•	conditioning of ILW and HLW;

•	the making available of ILW and HLW for storage or for removal;

•	long term storage of ILW and HLW (but not permanent);

•	the provisions of specified services relating to non-standard fuel; and

•	rail transportation services under the BEG Transportation Agreement (see paragraph (nn) below).

The provision of such services must comply with BNFL’s quality assurance arrangements which are specified in the agreement. BNFL must store deliveries of spent fuel until such time as it is to be reprocessed, and BNFL can at its discretion dismantle the spent fuel, as operational necessity requires.

BNFL is required to use reasonable endeavours to minimise the quantities of ILW and HLW produced from reprocessing. Unless withdrawn earlier by BEG, BNFL must store uranium, plutonium and HLW at Sellafield for a defined period. This period of storage may be extended for such period as may be necessary if BEG is prevented by reason of force majeure from removing uranium, plutonium or HLW or where despite using its reasonable endeavours, BEG is unable to obtain any necessary planning approvals or regulatory consents, but subject to BNFL being able to obtain such approvals or consents and reaching agreement on terms and

PART X — ADDITIONAL INFORMATION—(Continued)

conditions relating thereto. Failure to agree terms for extended storage of HLW may be referred to arbitration for determination.

BNFL must store ILW arising from the reprocessing of the baseload tonnage and surplus capacity for a defined period, and in the case of post baseload tonnage for a defined period from when it is made available for storage or removal. Should the Nirex repository be unavailable by an agreed date, or be unable to accept the requisite quantities of ILW necessary for all ILW to be removed from BNFL storage after this date, BNFL must continue storage of ILW for a further period depending on the date the Nirex repository becomes available, subject to payment by BEG of certain additional charges for so much longer as is necessary, subject to agreement as to the terms and conditions for such storage and the obtaining of relevant planning or regulatory consents. If BNFL is unable to meet the ILW specifications and as a result the ILW is unacceptable to Nirex, title to the ILW passes to BNFL.

The agreement has been amended to recognise that the Nirex repository will not be available as previously foreseen and that consequently:

(i)	BEG may require BNFL to store ILW until a certain date;

(ii)	after that date, BEG has a further period to remove ILW; and

(iii)	BEG has the option, subject to BNFL obtaining all necessary approvals and consents, to require BNFL to store ILW beyond a defined date: the price for such storage is described in the agreement.

BNFL must produce uranium and plutonium (from the reprocessing services) and condition ILW and HLW to meet certain specifications. The agreement also includes provisions relating to the quantity of uranium and plutonium and maximum volumes of ILW and HLW produced. If the materials do not meet the specifications, BNFL must at its own cost carry out such measures as may be required to enable such materials to meet the specifications. BNFL retains title to excess volumes of ILW and HLW.

BNFL will withdraw uranium, plutonium, ILW and HLW from storage and perform such additional work as is reasonably required to enable the materials to be removed from Sellafield in accordance with any statutory requirements, if requested to do so by BEG, subject to BEG paying BNFL’s incremental costs and a reasonable profit.

If the requirements of Nirex for disposal of ILW change from the specification set out in the agreement, there are provisions for BNFL to treat the ILW to meet the revised requirements at BNFL’s cost.

Scope of BEG’s obligations

BEG must deliver the contracted quantity to BNFL at Sellafield by a specified date. BEG has an option, to be exercised before a specified earlier date, to extend this final delivery date. BEG must use reasonable endeavours to make available to BNFL a minimum amount of spent fuel in any year, until the final delivery date. BEG can deliver up to a certain amount of flasks in each year subject to a maximum number of flasks per week.

Price

The agreement sets out a fixed monthly payment schedule (indexed to RPI) to be determined on the Effective Date. These payments cover the provision of services by BNFL to BEG under this agreement, as well as the provision of services to BEG

PART X — ADDITIONAL INFORMATION—(Continued)

under those agreements described in paragraphs (ii), (ll), (mm) and (nn). The 16 May 2003 deed amending and restating this agreement provides that the payment schedules and associated provisions will not apply if the Effective Date is after 31 March 2005 and requires the parties to use reasonable endeavours to agree alternative payment schedules and any consequential changes to the agreement in the event that it becomes reasonably apparent that the Effective Date will be after 31 March 2005.

Payments for services, beyond the standard services, such as extended storage or treatment of non-standard fuel are not covered by the scheduled monthly payments and are subject to additional charges. The fixed monthly payments under the Historic Fuel Agreements will be covered by the HLFA and the other payments will fall to be considered as incremental payments thereunder — see the summary of the HLFA in paragraph 17.2(d) below.

As mentioned above in relation to the Existing Fuel Supply Agreements (paragraphs (z) and (aa) above), we have agreed a side letter with BNFL dated 10 November 2004 under which it has been agreed that certain payments under our existing fuel arrangements, including this agreement, may be deferred. These payments were due in August, September and October 2004. We have agreed to pay the October 2004 charges due under the Existing Fuel Supply Agreements on or before 31 December 2004, and the balance of the payments under this agreement, the Existing Fuel Supply Agreements, and the BEG UK Storage and Reprocessing Agreement in two tranches in amounts to be agreed on or before 31 January 2005 and 28 February 2005, respectively. The contractual late payment interest at the rate of LIBOR plus 2 per cent. has started to accrue in relation to the amounts outstanding.

Remedies for non-performance

BNFL may be obliged to pay BEG liquidated damages based on the results of an annual performance review of its services provided under this agreement. The performance review assesses the difference between BNFL’s obligations to accept deliveries of and make available flasks and its actual performance. The results of the performance review are presented as a figure called the flask deficit. The agreement sets out the ways in which BNFL’s performance shall increase or decrease the flask deficit. If BNFL is required to reperform work on flasks where, following turnaround maintenance they do not meet certain contract requirements, then any resultant delay in making flasks available will be added to the flask deficit. Liquidated damages (subject to adjustment in accordance with an inflation index) are then payable against the flask deficit.

The agreement sets out specific remedies for breach by BNFL of certain of its obligations including the obligation to make uranium and plutonium available for removal at specified times. BEG is liable to BNFL for any reasonable and necessary additional costs incurred as a result of any failure to deliver flasks in compliance with the requirements of the transport approval certificate and/or failure to deliver spent fuel in accordance with the contract specification. Such remedies are the parties’ only remedies in respect of breach of these obligations and are not subject to the liability cap.

Termination and modification

This agreement terminates immediately upon the occurrence of the appointment of a liquidator in respect of BEG or the making of a court order, or the passing of a resolution, for the winding-up or dissolution of BEG (other than for the purposes of a solvent amalgamation or reconstruction) and BNFL shall also be entitled to terminate the Historic Spent Fuel Agreements to which BEG is a party on the

PART X — ADDITIONAL INFORMATION—(Continued)

occurrence of the appointment of a liquidator or the making of a court order, or the passing of a resolution, for the winding-up or dissolution (other than for the purposes of a solvent amalgamation or reconstruction) in respect of BEG UK or British Energy or (where British Energy is no longer BEG’s ultimate holding company) BEG’s ultimate holding company.

If BNFL gives BEG a formal declaration during the baseload period that it is unable to commence or intends to halt permanently the performance of any of the services under this agreement, as a result of, amongst other things, force majeure; or major technical difficulties associated with radioactivity which BNFL, having used reasonable endeavours, is unable to rectify; or withdrawal of non-UK customers rendering reprocessing economically unviable, BEG shall continue payments under the agreement. BNFL shall continue to receive spent fuel but shall have no further obligation to reprocess it and is free to take any action it deems necessary to manage baseload and surplus spent fuel. BNFL shall take title and assume all liabilities relating to all spent fuel stored at Sellafield and all material being processed by BNFL at that time up to when it would have been made available to BEG and, on delivery, any spent fuel to be delivered. BNFL will continue storage of uranium, plutonium and ILW and HLW made available to BEG and stored by BNFL up to the time of such permanent halt and BEG shall retain title to and liability for them. BNFL shall use reasonable endeavours to mitigate BEG’s loss in these circumstances.

In the event that reprocessing is terminated by BNFL during the post baseload period as a result of, amongst other things, force majeure or major technical difficulties associated with radioactivity which BNFL, having used reasonable endeavours, is unable to rectify, the scope of services will be limited to that quantity of fuel which has been fed to the dissolvers as at termination. BNFL shall seek to accommodate BEG’s further spent fuel arising in storage on terms to be agreed. The charges for standard services are to be reduced to reflect the level of services provided but in any event the total charge for the reduced level of services together with the storage of spent fuel shall be no more than it would have been had the spent fuel been reprocessed.

If BEG is unable to deliver any part of the post baseload spent fuel as a result of a station being permanently shut down, BEG’s obligation to do so and BNFL’s obligations to perform standard services in respect of such spent fuel will cease.

If for any other reason BEG reasonably demonstrates that it is unable to deliver any part of the post baseload spent fuel by the final delivery date, it may, provided that it has delivered all fuel which is available for delivery, either: (i) following consultation with BNFL, substitute for that portion of spent fuel which it is unable to deliver, spent fuel from third parties, subject to certain conditions and revisions to the terms of the agreement; or failing this (ii) consult with BNFL to establish whether alternative use can be made of BNFL’s standard services to BEG’s benefit, subject to revisions to the terms of the agreement.

In the latter case or in the case arising from the permanent shutdown of a nuclear power station, BNFL shall use reasonable endeavours to reduce its avoidable costs in respect of the standard services that would have been performed on the undelivered spent fuel and BEG’s obligation to pay for the relevant standard services shall be reduced by the reduction in avoidable costs.

Termination of services

Notwithstanding BEG’s other rights under the agreement, if BNFL ceases to carry on business in oxide fuel reprocessing or storage or otherwise notifies BEG that it

PART X — ADDITIONAL INFORMATION—(Continued)

is unwilling or permanently unable to provide standard services and BEG is unable to procure such services from another party BNFL is obliged to provide BEG with access to use all relevant intellectual property rights and where BNFL ceases to provide services for technical reasons to use reasonable endeavours to secure services from an alternative supplier.

Title and liability

Unlike under the New Spent Fuel Agreements, title to historic spent fuel and arisings remains with BEG except in certain defined stages in the reprocessing cycle. BEG has no title to or responsibility for LLW, non-radioactive waste or effluents arising under this agreement. The risk in respect of flasks, skips and the spent fuel therein (including third party liability in the spent fuel) passes to BNFL when a flask passes through the gates of Sellafield. All risk in a flask which is available for return to BEG passes to BEG when it passes outwards through the gates of any site of BNFL to be transported back to BEG.

Whilst spent fuel and waste is at Sellafield, BNFL bears the risk for its loss or damage and the risk for third party liability in it. Risk of loss or damage to spent fuel, waste and flasks remains with BNFL whilst in transit to or from and whilst at another BNFL licensed site, when it has been removed by BNFL from Sellafield for operational requirements.

Neither party is liable to the other for: (i) incidental, special, indirect or consequential loss or damage, including that arising from loss of use of equipment or power generating systems or cost of capital, loss of profits or revenues or the loss or use thereof, except where the loss arising from any of the latter three examples flows as a direct loss as a result of a relevant breach of contract or a relevant act or default; or (ii) economic loss in tort. BNFL has no liability to BEG arising from or in connection with BEG’s contractual liability to third parties in respect of the sale or supply of electricity.

The total cumulative liability of each party to the other is capped in any one year. Except where expressly provided for in the agreement, neither party is liable to the other for any loss of or damage to the property of the other or of any third party. A party’s liability for death or personal injury arising from its negligence is not limited or excluded.

Force majeure

BNFL and BEG will be excused from liability for failure to fulfil any obligation under the agreement (or will be given a reasonable extension of time in relation to any delay) if and to the extent that it is prevented, hindered or delayed from performing by circumstances beyond its control (force majeure event). Each party is required to use reasonable endeavours to avoid, remove or minimise all financial consequences or damage on the other party as a result of the force majeure event. During the continuance of a force majeure event, either party has the right to take such action as it deems necessary in order to meet its safety responsibilities, where practicable after consultation with the other party.

There is a provision for equitable adjustment to be made to the charges if BNFL is prevented from performing a service and this has a detrimental effect on BEG. When the force majeure has ended BNFL must, if required by BEG, use reasonable endeavours to perform the affected services and BEG shall pay the sums previously abated. If BEG is prevented from receiving any services as a result of force majeure, BNFL shall use reasonable measures to assist BEG to mitigate its resultant losses, and BEG shall reimburse BNFL for any costs reasonably incurred as a result.

PART X — ADDITIONAL INFORMATION—(Continued)

Other clauses

This agreement is subject to substantially the same assignment, acknowledgement, non-discrimination and arbitration clauses as those described at paragraph (z) above;

(ii)	Agreement for spent fuel management services between BNFL and Nuclear Electric (now BEG) dated 3 June 1997, as amended and restated on 16 May 2003 and as further amended on 30 October 2003 (BEG 1997 Historic Fuel Agreement).

This is one of the Historic Fuel Agreements that, upon the Effective Date, will cover the management of BEG’s irradiated AGR fuel which: (i) has already been delivered to BNFL’s Sellafield facility; (ii) is currently in BEG’s AGRs; (iii) is in spent fuel storage at the AGR nuclear power stations or (iv) arises from fuel which is loaded into BEG’s AGRs prior to the Effective Date (i.e. historic spent fuel).

Unlike under the New Spent Fuel Agreements, BEG retains title to most of the spent fuel and arisings under this agreement (for further detail see the section below headed: Title and Liability).

Scope of BNFL’s obligations

BNFL is required to perform the standard services described below in relation to the excess of the fuel delivered pursuant to the BEG 1995 Historic Fuel Agreement (see paragraph (hh)) up to the total amount of BEG’s historic spent fuel. BNFL may at its sole discretion either reprocess or store each consignment.

The agreement gives BEG the right to substitute quantities of PWR spent fuel for quantities of AGR spent fuel up to the minimum reprocessing quantity, subject to certain conditions without amendment to the charges under the agreement. BEG also has the option to substitute for equal quantities of uranium spent fuel yet to be delivered up to the minimum reprocessing quantity, quantities of BNFL manufactured spent MOX fuel (AGR or PWR) or, non-BNFL manufactured spent MOX fuel (AGR or PWR), or which has been irradiated in BEG’s stations subject to certain conditions and agreement on terms. Further, in order to enable BEG to deliver the minimum reprocessing quantity by a certain date, BEG may substitute BEG UK fuel.

The standard services provided by BNFL are the Reprocessing Services, Storage Services, Flask Maintenance Services and Rail Transportation Services and are as follows:

•	the acceptance of delivery and receipt of spent fuel at Sellafield for reprocessing of storage as the case may be;

•	the removal of spent fuel from nuclear fuel flasks;

•	the turnaround maintenance and the making available of nuclear fuel flasks;

•	the storage and dismantling (where appropriate) of spent fuel prior to reprocessing or for storage, as the case may be;

•	the transfer and reprocessing of spent fuel;

•	the making available of uranium and plutonium (resulting from reprocessing of fuel) and the storage of such products;

•	the making available of previously stored spent fuel for final disposal;

•	the treatment and disposal of effluents, LLW, ILW and non-radioactive waste;

PART X — ADDITIONAL INFORMATION—(Continued)

•	conditioning of HLW (from reprocessing) and dismantled wastes (from storage);

•	the making available of HLW and dismantled waste for storage or for removal;

•	long term storage of HLW and dismantled waste (but not permanent);

•	the provisions of specified services relating to non-standard spent fuel; and

•	flask maintenance services in accordance with the BEG New Flask Maintenance Agreement (see paragraph (mm) below) and rail transportation services in accordance with the BEG Transportation Agreement (see paragraph (nn) below).

The provision of such services must comply with BNFL’s quality assurance arrangements which are specified in the agreement.

Reprocessing

BNFL must store deliveries of spent fuel until such time as it is to be reprocessed, and BNFL can at its discretion dismantle the spent fuel, as operational necessity requires. BNFL is required to use reasonable endeavours to minimise the quantities of HLW produced from reprocessing.

Unless withdrawn earlier by BEG, BNFL must store uranium, plutonium and HLW at Sellafield for a minimum period which may be extended for such period as may be necessary if BEG is prevented by reason of force majeure from removing uranium, plutonium or HLW or where despite using its reasonable endeavours, BEG is unable to obtain any necessary planning approvals or regulatory consents, but subject to BNFL being able to obtain such approvals or consents and reaching agreement on terms and conditions relating thereto; failure to agree terms for extended storage of HLW may be referred to arbitration for determination.

BNFL must treat and dispose of as appropriate all ILW, LLW effluents and non-radioactive waste arising from the reprocessing services. BNFL must produce uranium and plutonium (from the reprocessing services) and condition HLW to meet certain specifications. The contract also includes provisions relating to the quantity of uranium and plutonium and maximum volumes of HLW produced. If the materials do not meet the specifications, BNFL must at its own cost, carry out such measures as may be required to enable such materials to meet the specifications. BNFL retains title to excess volumes of HLW.

BNFL will withdraw uranium, plutonium, HLW from storage and perform such additional work as is reasonably required to enable the materials to be removed from Sellafield in accordance with any statutory requirements, if requested to do so by BEG, subject to BEG paying BNFL’s incremental costs and a reasonable profit.

Storage services

Unless withdrawn earlier by BEG, BNFL must store fuel which it has elected not to reprocess until an agreed date or until a suitable final repository is available if earlier, and shall at its sole discretion dismantle fuel as operational necessity requires. This period of storage may be extended for such further period as may be necessary if BEG is prevented from removing fuel by reason of force majeure or where, despite using its reasonable endeavours, BEG is unable to obtain any necessary planning approvals or regulatory consents, but subject to BNFL being able to obtain such approvals or consents and reaching agreement on terms and conditions, which may be referred to arbitration for determination.

PART X — ADDITIONAL INFORMATION—(Continued)

BNFL must treat and dispose of effluents, LLW operational wastes and non-radioactive waste arising from the provision of the storage services. If BNFL dismantles fuel, the resultant dismantled wastes will be allocated to BEG and BNFL will indemnify BEG for costs additional to those that would have been incurred had the fuel been stored in the dry store. BNFL will store dismantled wastes residues for a certain period. The provisions for further storage of dismantled wastes, specifications, volumes and withdrawal thereof are broadly identical to those provisions relating to uranium and plutonium described above. BNFL shall use reasonable endeavours to minimise the quantities of dismantled waste residues.

Scope of BEG’s obligations

BEG must deliver the contracted quantity to BNFL at Sellafield. BEG must use reasonable endeavours to make available to BNFL a minimum amount of spent fuel in any year (reducing following the closure of each AGR power station). BEG can deliver up to a maximum number of AGR flasks in each year subject to a maximum number of flasks per week.

Price

Payment for the standard services to be provided under this agreement is covered by the payments due under the BEG 1995 Historic Fuel Agreement (see paragraph (hh)). Additional charges are payable for services on certain non-standard spent fuel.

Remedies for non-performance

BNFL may be obliged to pay BEG liquidated damages based on the results of an annual performance review of its services provided under this agreement. The performance review assesses the difference between BNFL’s obligations to accept deliveries of and make available the flasks and its actual performance. The results of the performance review are presented as a figure called the flask deficit. The agreement sets out the ways in which BNFL’s performance shall increase or decrease the flask deficit. If BNFL is required to reperform work on flasks where, following turnaround maintenance they do not meet certain contract requirements, then any resultant delay in making flasks available will be added to the flask deficit. Liquidated damages (subject to adjustment in accordance with an inflation index) are then payable against the flask deficit. This may represent only a proportion of the loss incurred by BEG.

The agreement sets out specific remedies for breach by BNFL of certain of its obligations including the obligation to make uranium and plutonium available for removal at specified times. BEG is liable to BNFL for any reasonable and necessary additional costs incurred as a result of any failure to deliver flasks in compliance with the requirements of the transport approval certificate and/or failure to deliver spent fuel in accordance with the contract specification. Such remedies are the parties’ only remedies in respect of breach of these obligations and are not subject to the liability cap.

Termination

This agreement terminates immediately upon the occurrence of the appointment of a liquidator in respect of BEG or the making of a court order, or the passing of a resolution, for the winding-up or dissolution of BEG (other than for the purposes of a solvent amalgamation or reconstruction) and BNFL shall also be entitled to terminate the Historic Fuel Agreements to which BEG is a party on the occurrence of the appointment of a liquidator or the making of a court order, or the passing of

PART X — ADDITIONAL INFORMATION—(Continued)

a resolution, for the winding-up or dissolution (other than for the purposes of a solvent amalgamation or reconstruction) in respect of BEG UK or British Energy or (where British Energy is no longer BEG’s ultimate holding company) BEG’s ultimate holding company.

Termination of services

Notwithstanding BEG’s other rights under the agreement, if BNFL ceases to carry on business in oxide fuel reprocessing or storage or otherwise notifies BEG that it is unwilling or permanently unable to provide standard services and BEG is unable to procure such services from another party BNFL is obliged to provide BEG with access to use all relevant intellectual property rights and where BNFL ceases to provide services for technical reasons to use reasonable endeavours to secure services from an alternative supplier.

Title and liability

Unlike under the New Spent Fuel Agreements, title to historic spent fuel and arisings remains with BEG except in certain defined stages in the reprocessing cycle. BEG has no title to or responsibility for ILW (other than dismantled waste) LLW, non-radioactive waste or effluents arising under this agreement. The risk in respect of flasks, skips and the spent fuel therein (including third party liability in the spent fuel) passes to BNFL when a flask passes through the gates of Sellafield. All risk in a flask which is available for return to BEG passes to BEG when it passes outwards through the gates of any site of BNFL to be transported back to BEG.

Whilst spent fuel, uranium, plutonium, waste and residues are at Sellafield BNFL bears the risk for their loss or damage and the risk of third party liability. Risk of loss or damage to spent fuel, uranium, plutonium, waste, residues and flasks remains with BNFL whilst in transit to or from and whilst at another BNFL licensed site, when it has been removed by BNFL from Sellafield for operational requirements.

Neither party is liable to the other for: (i) incidental, special, indirect or consequential loss or damage, including that arising from loss of use of equipment or power generating systems or cost of capital, loss of profits or revenues or the loss or use thereof, except where the loss arising from any of the latter three examples flows as a direct loss as a result of a relevant breach of contract or a relevant act or default; or (ii) economic loss in tort. BNFL has no liability to BEG arising from or in connection with BEG’s contractual liability to third parties in respect of the sale or supply of electricity.

The total cumulative liability of each party to the other is capped in any one year. Except where expressly provided for in the agreement, neither party is liable to the other for any loss of or damage to the property of the other or of any third party. A party’s liability for death or personal injury arising from its negligence is not limited or excluded.

Force majeure

BNFL and BEG will be excused from liability for failure to fulfil any obligation under the agreement (or will be given a reasonable extension of time in relation to any delay) if and to the extent that it is prevented, hindered or delayed from performing by circumstances beyond its control (force majeure event). Each party is required to use reasonable endeavours to avoid, remove or minimise all financial consequences or damage on the other party as a result of the force majeure event.

PART X — ADDITIONAL INFORMATION—(Continued)

During the continuance of a force majeure event, either party has the right to take such action as it deems necessary in order to meet its safety responsibilities, where practicable after consultation with the other party.

There is a provision for equitable adjustment to be made to the charges if BNFL is prevented from performing a service and this has a detrimental effect on BEG. When the force majeure has ended BNFL must, if required by BEG, use reasonable endeavours to perform the affected services and BEG shall pay the sums previously abated. If BEG is prevented from receiving any services as a result of force majeure, BNFL shall use reasonable measures to assist BEG to mitigate its resultant losses, and BEG shall reimburse BNFL for any costs reasonably incurred as a result.

Other clauses

This agreement is subject to substantially the same assignment, acknowledgement, non-discrimination and arbitration clauses as those described at paragraph (z) above.

(jj)	Agreement for the storage and reprocessing of irradiated oxide fuel and related services between BNFL and Scottish Nuclear (now BEG UK) dated 30 March 1995, (the Reprocessing and Storage Facility Agreement) as amended and restated on 16 May 2003 and further amended on 30 October 2003 (BEG UK Storage and Reprocessing Agreement).

This is one of the two Historic Fuel Agreements that, upon the Effective Date, will cover the management of BEG UK’s irradiated AGR fuel which: (i) has already been delivered to BNFL’s Sellafield facility; (ii) is currently in BEG UK’s AGRs; (iii) is in spent fuel storage at BEG UK’s stations; or (iv) is loaded into BEG UK’s AGRs prior to the Effective Date (i.e. historic spent fuel).

Unlike under the New Spent Fuel Agreements, BEG UK retains title to most of the spent fuel and arisings under this agreement (for further detail see the section below headed: Title and liability).

Scope of BNFL’s obligations

BNFL is required to perform the standard services described below in relation to spent fuel delivered from BEG UK’s AGRs which was originally loaded into the AGRs before the Effective Date (historic spent fuel) up to a maximum tonnage (the contracted quantity). This contracted quantity comprises baseload tonnage, surplus capacity and post baseload tonnage.

The key standard services to be provided by BNFL are:

•	the acceptance of delivery and receipt of spent fuel at Sellafield;

•	the removal of spent fuel from nuclear fuel flasks;

•	the turnaround maintenance of nuclear fuel flasks;

•	the storage and dismantling (where appropriate) of spent fuel prior to reprocessing;

•	the transfer and reprocessing of spent fuel;

•	the making available of uranium and plutonium (resulting from reprocessing of spent fuel) and the storage of such products;

•	the storage, treatment and disposal of effluents, LLW and non-radioactive waste as appropriate;

PART X — ADDITIONAL INFORMATION—(Continued)

•	conditioning of ILW and HLW;

•	the making available of ILW and HLW for storage or for removal;

•	long term storage of ILW and HLW (not permanent); and

•	the provision of specified services relating to non-standard spent fuel.

The provision of such services must comply with BNFL’s quality assurance arrangements which are specified in the agreement.

BNFL must store deliveries of spent fuel until such time as it is to be reprocessed, and BNFL can, at its discretion, dismantle the spent fuel as operational necessity requires. BNFL is required to use reasonable endeavours to minimise the quantities of ILW and HLW produced from reprocessing. Unless withdrawn earlier by BEG UK, BNFL must store uranium and plutonium at Sellafield for a defined period.

A charge to be agreed is payable by BEG UK on any withdrawal in respect of BNFL’s incremental costs and a reasonable profit. If requested to do so by BEG UK and subject to planning consents and agreement on terms and conditions (reflecting BNFL’s incremental costs and a reasonable profit), BNFL must use reasonable endeavours to provide storage to BEG UK beyond a specified date.

BNFL must store ILW arising from the reprocessing of the baseload tonnage and surplus capacity until a certain date, and in the case of reprocessing of post baseload tonnage for a certain period from when it is made available for storage or for removal. BEG UK can call for the removal from storage of the ILW, or for additional work to be carried out on the ILW, subject to agreement on terms and conditions. As the Nirex Repository was not available by 31 March 2003, BEG UK may require BNFL to store ILW residues arising under this agreement beyond 1 April 2003 and in such event BNFL shall do so until a specified date depending upon when the Nirex Repository becomes available. An annual charge is payable to BEG UK for such extended storage of ILW residues payable in equal monthly instalments in the relevant Year. In relation to the aforesaid sum the relevant date for escalation shall be January 1989.

After an agreed date BEG UK shall have a further period to remove ILW residues from the reprocessing site. BNFL shall provide storage for those ILW residues not yet removed from the Reprocessing Site at a maximum annual charge to BEG UK payable in equal monthly instalments in the relevant Year. In relation to the aforesaid sum the relevant date for escalation shall be January 1989. The aforesaid sum shall be in accordance with the reduction in service during the said withdrawal period.

BEG UK shall have the option, subject to BNFL obtaining all necessary planning approvals or regulatory consents, to require BNFL to continue to store ILW residues beyond a certain date and BNFL must continue storage beyond that date in return for a fee. BNFL must store the HLW until a specified date. If requested to do so by BEG UK and subject to necessary planning and regulatory consents being obtained, and agreement being reached on terms and conditions (reflecting BNFL’s incremental costs and a reasonable profit), BNFL must provide storage of HLW beyond this date.

BNFL must produce uranium and plutonium and condition ILW and HLW to meet certain specifications relating to maximum volumes for ILW and HLW and quality and quantity for uranium and plutonium or, at its own cost, carry out such measures as may be required to enable such materials to meet such specifications.

PART X — ADDITIONAL INFORMATION—(Continued)

BNFL retains title to excess volumes for ILW and HLW. If ILW cannot be made to meet the contract specifications and as a result it is not acceptable to Nirex, title to the ILW passes to BNFL.

BNFL will withdraw uranium and plutonium (from the reprocessing services) from storage and perform such additional work as is reasonably required to enable the materials to be removed from Sellafield in accordance with any statutory requirements, if requested to do so by BEG UK, subject to BEG UK paying BNFL’s incremental costs and a reasonable profit. BNFL will withdraw ILW from storage and perform such additional work as is reasonably required to enable the materials to be removed from Sellafield in accordance with any statutory requirements, if requested to do so by BEG UK, subject to agreement on terms and conditions and to payment by BEG UK of BNFL’s incremental costs and a reasonable profit. Withdrawal of HLW from storage, the provision of transport containers and the transport of HLW shall be carried out at BEG UK’s expense.

If the requirements of Nirex for disposal of ILW change from the specification set out in the agreement, the agreement contains provision for the responsibility for costs in meeting such new requirements in respect of changes prior to a certain date.

Scope of BEG UK’s obligations

BEG UK must deliver to an agreed specification the contracted quantity of spent fuel to BNFL at Sellafield by an agreed date. If insufficient spent fuel is available by this date BEG UK has an option to extend this final delivery date at no additional cost. BEG UK must use its reasonable endeavours to make available to BNFL a minimum amount of spent fuel in any year. BEG UK deliveries of flasks are limited unless otherwise agreed to an agreed average over any 12 week period.

Price

Payment for the standard services is made pursuant to a fixed monthly payment schedule (indexed to RPI). These payments will cover the provision of services by BNFL to BEG UK under this agreement and the BEG UK Long Term Storage Agreement (see paragraph (kk)) as well as the provision of services to BEG UK under those agreements described in paragraphs (pp), (qq) and (rr) below. As with the BEG 1995 Historic Fuel Agreement, the 16 May 2003 deed amending and restating this agreement provides that the payment schedules and associated provisions will not apply if the Effective Date is after 31 March 2005 and requires the parties to use reasonable endeavours to agree alternative payment schedules and any consequential changes to the agreement in the event that it becomes reasonably apparent that the Effective Date will be after 31 March 2005. Payments for services, beyond the standard services, such as extended storage or treatment of non-standard fuel are not covered by the scheduled monthly payments and additional charges will become due.

As mentioned above in relation to the Existing Fuel Supply Agreements (paragraphs (zz) and (a)) and the BEG 1995 Historic Fuel Agreement (paragraph (hh) above), we have agreed a side letter with BNFL dated 10 November 2004 under which it has been agreed that certain payments under our existing fuel arrangements, including this agreement, may be deferred. These payments were due in August, September and October 2004. We have agreed to pay the October 2004 charges due under the Existing Fuel Supply Agreements on or before 31 December 2004, and the balance of the payments under this agreement, the Existing Fuel Supply Agreements, and the BEG 1995 Historic Fuel Agreement in two tranches in amounts to be agreed on or before 31 January 2005 and 28 February 2005, respectively. The contractual late payment interest at the rate of LIBOR plus 2 per cent. has started to accrue in relation to the amounts outstanding.

PART X — ADDITIONAL INFORMATION—(Continued)

Remedies for non-performance

BNFL may be obliged to pay BEG UK liquidated damages based on the results of a six monthly performance review of its services provided under this agreement. The performance review assesses the difference between BNFL’s obligations to accept deliveries of and make available flasks and its actual performance. The results of the performance review are presented as a figure called the flask deficit. The agreement sets out the ways in which BNFL’s performance shall increase or decrease the flask deficit. If BNFL is required to reperform work on flasks where, following turnaround maintenance, they do not meet certain contract requirements then any resultant delay in making flasks available will be added to the flask deficit. Liquidated damages (subject to adjustment in accordance with an inflation index) are then payable against the flask deficit. This may represent only a proportion of the loss incurred by BEG UK.

The agreement sets out specific remedies for breach by BNFL of certain of its obligations including the obligation to make uranium and plutonium available for removal at specified times. BEG UK is liable to BNFL for any reasonable and necessary additional costs incurred as a result of any failure to deliver flasks in compliance with the requirement of the transport approval certificate and/or failure to deliver spent fuel in accordance with the contract specification. Such remedies are the parties’ only remedies in respect of breach of these obligations and are not subject to the liability cap.

Termination and modification

This agreement terminates immediately upon the occurrence of the appointment of a liquidator in respect of BEG UK or the making of a court order, or the passing of a resolution, for the winding-up or dissolution of BEG UK (other than for the purposes of a solvent amalgamation or reconstruction) and BNFL shall also be entitled to terminate the Historic Fuel Agreements to which BEG UK is a party on the occurrence of the appointment of a liquidator or the making of a court order, or the passing of a resolution, for the winding-up or dissolution (other than for the purposes of a solvent amalgamation or reconstruction) in respect of BEG UK or British Energy or (where British Energy is no longer BEG UK’s ultimate holding company) BEG UK’s ultimate holding company.

If BNFL gives BEG UK a formal declaration during the baseload period that it is unable to commence or intends to halt permanently the performance of any of the services under this agreement as a result of, amongst other things, force majeure or major technical difficulties associated with radioactivity which BNFL, having used reasonable endeavours, is unable to rectify or withdrawal of non-UK customers rendering reprocessing economically unviable, BEG UK shall continue payments under the agreement. BNFL shall continue to receive spent fuel but shall have no further obligation to reprocess it and is free to take any action it deems necessary to manage baseload and surplus capacity spent fuel. BNFL shall take title and assume all liabilities relating to all spent fuel stored at Sellafield and all material being processed by BNFL at that time up to when it would have been made available to BEG UK and, on delivery, any spent fuel delivered. BNFL will continue storage of uranium, plutonium, ILW and HLW made available to BEG UK and stored by BNFL up to the time of such permanent halt and BEG UK shall retain title to and liability for them. BNFL shall use reasonable endeavours to mitigate any loss to BEG UK in these circumstances.

If BNFL ceases to carry on business in oxide fuel reprocessing and storage or notifies BEG UK that it is otherwise unwilling or permanently unable to provide the standard services on fuel under the agreement, and BEG UK is unable to procure

PART X — ADDITIONAL INFORMATION—(Continued)

such services elsewhere, then BNFL shall provide access to BEG UK to use BNFL’s intellectual property and facilities reasonably necessary to provide such services and BNFL shall also seek to secure rights for BEG UK to use licences which BNFL may have with third parties which are reasonably necessary for the supply of such services.

In the event that reprocessing is terminated by BNFL during the post baseload period as a result of, amongst other things, force majeure or major technical difficulties associated with radioactivity which BNFL, having used reasonable endeavours, is unable to rectify, the scope of the services will be limited to that quantity of fuel which has been fed to the dissolvers as at termination. BNFL shall seek to accommodate BEG UK’s further spent fuel arisings in storage on terms to be agreed. The charges for standard services are to be reduced to reflect the level of services provided but in any event the total charge for the reduced level of services together with the storage of spent fuel shall be no more than it would have been had the spent fuel been reprocessed.

If BEG UK is unable to deliver any part of the post baseload spent fuel as a result of a station being permanently shut down, BEG UK’s obligation to do so and BNFL’s obligations to perform standard services in respect of such spent fuel will cease.

If for any other reason BEG UK reasonably demonstrates that it is unable to deliver any part of the post baseload spent fuel by the final delivery date, provided that it has delivered all spent fuel which is available for delivery, and such inability to deliver spent fuel is not permanent, then BEG UK must continue to deliver the spent fuel when available and to make payment as provided for in the agreement. BNFL shall have the right to store such spent fuel rather than reprocess it.

In the latter case or in the case arising from a permanent shutdown of a nuclear power station, BNFL shall use reasonable endeavours to reduce its avoidable costs in respect of the standard services that would have been performed on the undelivered spent fuel and BEG UK’s obligation to pay for the relevant standard services shall be reduced by the reduction in avoidable costs.

In any of the above circumstances relating to non-delivery of post baseload spent fuel in which BEG UK is entitled to a reduction in the charges, no reduction can be made in respect of the decommissioning element of the total price.

Title and liability

Unlike under the New Spent Fuel Agreements, title to spent fuel and arisings remains with BEG UK except in certain defined stages in the reprocessing cycle. BEG UK has no title to or responsibility for LLW, non-radioactive wastes or effluents arising under the agreement.

The risk in respect of flasks, skips and the spent fuel therein (including third party liability in the spent fuel) passes to BNFL when a flask passes through the gates of Sellafield. All risk in a flask which is available for return to BEG UK passes to BEG UK when it passes outwards through the gates of any site of BNFL to be transported back to BEG UK.

Whilst spent fuel and waste is at Sellafield BNFL bears the risk for its loss or damage and the risk for third party liability in it. Risk of loss or damage and the risk for third party liability in it. Risk of loss or damage to spent fuel and waste and flasks remains with BNFL whilst in transit to or from or whilst at another BNFL licensed site where it has been moved by BNFL from Sellafield for its operational requirements.

PART X — ADDITIONAL INFORMATION—(Continued)

Neither party is liable to the other for: (i) incidental, special, indirect or consequential loss or damage, including that arising from loss of use of equipment or power generating systems or cost of capital, loss of profits or revenues or the loss of use thereof except where the loss arising from any of the latter three examples flows as a direct loss from a relevant breach of contract or relevant act or default; or (ii) economic loss in tort. BNFL has no liability to BEG UK arising from or in connection with BEG UK’s contractual liability to third parties in respect of the sale or supply of electricity.

The total cumulative liability of each party to the other is capped in any one year. Except where expressly provided for in the agreement, neither party is liable to the other for any loss of or damage to the property of the other or of any third party. A party’s liability for death or personal injury arising from its negligence is not limited or excluded.

Force majeure

Either BNFL or BEG UK will be excused from performance of its obligations under the agreement if it is prevented from doing so by circumstances beyond its control, to the extent that performance of such obligation is so prevented, hindered or delayed and for such period as may be reasonably necessary. In addition, in circumstances of force majeure, as well as in other circumstances where operations are delayed or suspended, both parties have the right to take such action as they deem necessary in order to meet their safety responsibilities, where practicable after consultation with the other party.

There is a provision for equitable adjustments to be made to the charge for a service after consultation with BNFL, if, by reason of a force majeure event, BNFL is prevented from performing a service other than in those circumstances in which the modification provisions described above apply. If BEG UK is prevented, by reason of a force majeure event, from receiving any services, other than in those circumstances in which the modification provision described above apply, BNFL shall use reasonable measures to assist BEG UK to mitigate its resultant losses and BEG UK shall reimburse BNFL for any costs reasonably incurred as a result.

Other clauses

This agreement is subject to the same termination of supply, assignment, acknowledgement, non-discrimination and arbitration clauses as those described at paragraph (z) above.

(kk)	Agreement for the long term storage of irradiated oxide fuel and related services dated 30 March 1995 between BNFL and Scottish Nuclear (now BEG UK), as amended and restated on 16 May 2003 and amended on 30 October 2003 (BEG UK Long Term Storage Agreement).

Unlike under the New Spent Fuel Agreements, BEG UK retains title to most of the spent fuel and arisings under this agreement (for further detail see the section below headed: Title and liability), the amendments to which become effective on the Effective Date.

Scope of BNFL’s obligations

BNFL agrees to store the excess of the fuel delivered pursuant to the BEG UK Storage and Reprocessing Agreement (see paragraph (jj) above) up to the total amount of BEG UK’s historic spent fuel. BNFL is required to perform the storage services listed below in relation to such spent fuel discharged from stations owned by BEG UK.

PART X — ADDITIONAL INFORMATION—(Continued)

The key storage services provided by BNFL are:

•	the acceptance of delivery and receipt of spent fuel at Sellafield;

•	the removal of spent fuel from nuclear fuel flasks;

•	the turnaround maintenance of nuclear fuel flasks;

•	the storage of spent fuel;

•	the making available of spent fuel after storage in accordance with specified criteria to enable it to be packaged for final disposal;

•	the treatment and disposal of effluents, LLW and non-radioactive waste;

•	the conditioning and making available of waste; and

•	the provision of specified services relating to non-standard spent fuel.

The provision of such services must comply with BNFL’s quality assurance arrangements which are specified in the agreement.

BNFL must store deliveries of spent fuel for a certain period from the date of delivery, and for a further period to a specified date which depends upon the date a suitable final repository is available and final disposal of spent fuel is effected by BEG UK. BNFL can at its discretion dismantle the spent fuel, as operational necessity requires. BNFL is to store spent fuel in a manner to enable the spent fuel to be packaged for disposal in a repository. BNFL shall furnish at BEG UK’s request a quotation for services covering the withdrawal from storage and removal from the reprocessing site of fuel delivered for long term storage and ILW from dismantled long term stored fuel at an incremental cost plus reasonable profit.

Scope of BEG UK’s obligations

BEG UK must use its reasonable endeavours to deliver to an agreed specification of a minimum amount of spent fuel in any one year when two stations are operating and a specified amount of spent fuel in any one year thereafter. BEG UK deliveries of flasks are limited to an agreed maximum average over any 12 week period.

Price

Payment for the storage services is covered by the payments due under the BEG UK Storage and Reprocessing Agreement (see paragraph (jj). The agreement also contains provisions for payment by BEG UK of supplementary charges for services performed on non-standard spent fuel.

Remedies for non-performance

BNFL may be obliged to pay BEG UK liquidated damages based on the results of a six monthly performance review of its services provided under this agreement. The performance review assesses the difference between BNFL’s obligations to accept deliveries of and make available the flasks and its actual performance. The results of the performance review are presented as a figure called the flask deficit. The agreement sets out the ways in which BNFL’s performance shall increase or decrease the flask deficit. Liquidated damages (subject to adjustment in accordance with an inflation index) are then payable against the flask deficit. This may represent only a proportion of the loss incurred by BEG UK.

The agreement sets out specific remedies for breach by BNFL of certain of its obligations. BEG UK is liable to BNFL for any reasonable and necessary additional costs incurred as a result of any failure to deliver flasks in compliance with the

PART X — ADDITIONAL INFORMATION—(Continued)

requirements of the transport approval certificate and/or failure to deliver spent fuel in accordance with the contract specification. Such remedies are the party’s only remedies in respect of breach of these obligations and are not subject to the liability cap.

Termination

This agreement terminates immediately upon the occurrence of the appointment of a liquidator in respect of BEG UK or the making of a court order, or the passing of a resolution, for the winding-up or dissolution of BEG UK (other than for the purposes of a solvent amalgamation or reconstruction) and BNFL shall also be entitled to terminate the Historic Fuel Agreements to which BEG UK is a party on the occurrence of the appointment of a liquidator or the making of a court order, or the passing of a resolution, for the winding-up or dissolution (other than for the purposes of a solvent amalgamation or reconstruction) in respect of BEG UK or British Energy or (where British Energy is no longer BEG UK’s ultimate holding company) BEG UK’s ultimate holding company.

Title and liability

Unlike under the New Spent Fuel Agreements, title to historic spent fuel remains with BEG UK. BEG UK has no title to or responsibility for LLW, non-radioactive wastes or effluents arising under the agreement. The risk in respect of flasks, skips and the spent fuel therein (including third party liability in the spent fuel) passes to BNFL when a flask passes through the gates of Sellafield. All risk in a flask which is available for return to BEG UK passes to BEG UK when it passes outwards through the gates of any site of BNFL to be transported back to BEG UK.

Whilst spent fuel is at Sellafield BNFL bears the risk for its loss or damage and the risk for third party liability in it. Risk of loss or damage to spent fuel and flasks remains with BNFL whilst in transit to or from or whilst at another BNFL licensed site where it has been moved by BNFL from Sellafield for its operational requirements.

In the event that BNFL dismantles, consolidates or reprocesses spent fuel delivered under this agreement, the total cost to BEG UK for ultimate packaging and disposal thereof shall not exceed the cost to BEG UK had BNFL not so dismantled, consolidated or reprocessed such spent fuel, but it had been stored in a drystore prior to such ultimate packaging and disposal. Neither party is liable to the other for: (i) incidental, special, indirect or consequential loss or damage, including that arising from loss of use of equipment or power generating systems or cost of capital, loss of profits or revenues or the loss of use thereof except where the loss arising from any of the latter three examples flows as a direct loss from a relevant breach of contract or relevant act or default; or (ii) economic loss in tort.

BNFL has no liability to BEG UK arising from or in connection with BEG UK’s contractual liability to third parties in respect of the sale or supply of electricity. The total cumulative liability of each party to the other is capped in any one year. Except where expressly provided for in the agreement, neither party is liable to the other for any loss of or damage to the property of the other or of any third party. A party’s liability for death or personal injury arising from its negligence is not limited or excluded.

Other clauses

This agreement is subject to similar force majeure provisions to those set out in the first paragraph only of paragraph (jj) above. In addition if a change in government

PART X — ADDITIONAL INFORMATION—(Continued)

regulations excludes the use of all forms of surface storage of spent fuel, BEG UK and BNFL will meet to agree an equitable solution under which BEG UK will be required to meet any additional negotiated costs.

This agreement is also subject to the same termination of supply, assignment, acknowledgement, non-discrimination and arbitration clauses as described at paragraph (z) above.

(ll)	Agreement for oxide flask maintenance between NE plc (now Magnox) and BNFL dated 31 March 1996 and novated to BEG on 31 March 1996, as amended and restated on 16 May 2003 and further amended on 30 October 2003 (BEG Flask Maintenance Agreement).

This is an agreement for the provision by BNFL of flask maintenance services. On the occurrence of the Effective Date certain amendments will be made to reflect the division of the main spent fuel agreements into the Historic Fuel Agreements and the New Spent Fuel Agreements, and the agreement thus amended is described below:

Scope of BNFL’s obligations

The agreement obliges BNFL to:

•	carry out annual inspections, maintenance, repairs and other ad-hoc work to the flasks used for the transport of spent fuel;

•	treat and dispose of effluents, LLW and non-radioactive waste;

•	condition and store ILW; and

•	procure, store and issue flask spares as specified.

Scope of BEG’s obligations

BEG’s primary obligation is to deliver flasks to BNFL at Sellafield in accordance with agreed programmes and in compliance with all statutory and other regulations. BEG must procure certain components for use on flasks.

Price

The charges for all BNFL works carried out during the financial years 2003/2004, 2004/2005 and 2005/2006, save for non-standard repairs and ad-hoc work, are covered by the payments to be made by BEG to BNFL under the amended and restated BEG 1995 Historic Fuel Agreement. In the event of any deliveries of spent fuel up to the specified quantity are made after 31 March 2006, BEG is required to pay BNFL an additional price per tonne of uranium in such spent fuel. Charges for any non-standard repairs and ad-hoc work are to be agreed between the parties.

Term and termination

The agreement shall continue in force until the delivery of a specified quantity of spent fuel under the spent fuel management agreements detailed above at (ff), (hh) and (ii). If deliveries of spent fuel continue after a defined date, BEG must pay BNFL an additional sum per tonne of uranium contained in the spent fuel. Following delivery of the specified quantity, the BEG New Flask Maintenance Agreement described in (mm) shall apply.

Termination provisions, equivalent to those described in respect of the Historic Fuel Agreements above, appear in the amended and restated versions of this

PART X — ADDITIONAL INFORMATION—(Continued)

agreement. However, such termination rights are limited to the historic spent fuel component of such agreements i.e. the provision of services in respect of spent fuel arising from fuel loaded into BEG’s AGRs prior to the Effective Date.

Liabilities

If BNFL fails to perform the work on the flasks properly it must reperform the work at its own expense. Further, BNFL is required to indemnify BEG in the event of failure to perform the work properly or on time. The liability of each party to the other is subject to the following limitations:

(i)	the total cumulative liability for standard inspections, maintenance and repair is capped in any one year;

(ii)	the total cumulative liability for non-standard repair or ad-hoc work is limited to the price payable for that work.

Neither party is liable to the other for indirect or consequential losses.

Other clauses

The termination of supply by BNFL, assignment, acknowledgement, non-discrimination and arbitration clauses in this agreement are substantially the same as those described in paragraph (z) above;

(mm)	New agreement for oxide flask maintenance between BNFL and Nuclear Electric (now BEG) dated 3 June 1997, as amended and restated on 16 May 2003 and as further amended on 30 October 2003 (BEG New Flask Maintenance Agreement).

This is an agreement for the provision by BNFL of flask maintenance services. On the occurrence of the Effective Date certain amendments will be made to reflect the division of the main spent fuel agreements into the Historic Fuel Agreements and the New Spent Fuel Agreements, and the agreement thus amended is described below.

Scope of obligations

The terms and conditions, obligations and liabilities imposed upon BNFL and BEG are substantially similar to those described at paragraph (ll) above.

Price

Payments in relation to the Standard Services and certain additional works will be satisfied by the payments to be made by BEG pursuant to the agreements described in paragraphs (ff) and (hh) above. Payments in respect of other additional work will either be priced by BNFL or will be agreed between the parties and invoiced separately.

Term and termination

The agreement takes effect on the date of delivery of the first consignment of fuel made in excess of the quantity specified in the BEG Flask Maintenance Agreement and terminates on a date to be agreed following delivery of the final consignment of spent fuel.

Termination provisions, equivalent to those described in respect of the Historic Fuel Agreements above, appear in the amended and restated versions of this

PART X — ADDITIONAL INFORMATION—(Continued)

agreement. However, such termination rights are limited to the historic spent fuel component of such agreements i.e. the provision of services in respect of spent fuel arising from fuel loaded into BEG’s AGRs prior to the Effective Date.

Liabilities

The provisions in relation to the liabilities of BNFL are substantially the same as those described in paragraph (ll) above.

Other clauses

The termination of supply by BNFL, assignment, acknowledgement, non-discrimination and arbitration clauses in this agreement are substantially the same as those described in paragraph (z) above.

(nn)	Agreement for rail transport services of irradiated nuclear fuel in the United Kingdom between BNFL and Nuclear Electric (now BEG) dated 3 June 1997, as amended and restated on 16 May 2003 and further amended on 30 October 2003 (BEG Transportation Agreement).

There is an agreement in place between BNFL and BEG for the transport by rail of irradiated AGR flasks. This agreement expires when the final delivery of spent fuel has been made pursuant to the spent fuel management services agreements. On the Effective Date certain amendments will take effect to recognise the division of the spent fuel agreements into the Historic Fuel Agreements and New Spent Fuel Agreements, and this section describes the agreement thus amended.

Termination provisions, equivalent to those described in respect of the Historic Fuel Agreements above, appear in the amended and restated versions of this agreement. However, such termination rights are limited to the historic spent fuel component of such agreements — i.e. the provision of services in respect of spent fuel arising from fuel loaded into BEG’s AGRs prior to the Effective Date.

The termination of supply by BNFL, assignment, acknowledgement, non-discrimination and arbitration clauses in this agreement are substantially the same as those described in paragraph (z) above.

(oo)	Agreement for oxide miscellaneous services between BNFL and NE plc (now Magnox) dated 31 March 1996, as amended and novated to BEG on 31 March 1996 and as amended and restated on 16 May 2003 and further amended on 30 October 2003 (BEG Oxide Miscellaneous Services Agreement).

This is a framework agreement which sets out principles governing any further agreements for the provision by BNFL of miscellaneous services at its reprocessing site in support of the storage and reprocessing and flask maintenance agreements. The agreement continues until 1 April 1999 and thereafter on an annual basis until terminated by either party on 12 months’ notice.

Termination provisions, equivalent to those described in respect of the Historic Fuel Agreements above, appear in the amended and restated version of this agreement (which amendments will take effect on the Effective Date). However, such termination rights are limited to the historic spent fuel component of such agreements (i.e. the provision of services in respect of spent fuel arising from fuel loaded into BEG’s AGRs prior to the Effective Date).

PART X — ADDITIONAL INFORMATION—(Continued)

The termination of supply by BNFL, assignment, acknowledgement, non-discrimination and arbitration clauses in this agreement are substantially the same as those described in paragraph (z) above.

(pp)	Agreement for oxide flask maintenance between BNFL and Scottish Nuclear (now BEG UK), dated 29 March 1996, as amended and restated on 16 May 2003 and further amended on 30 October 2003 (BEG UK Flask Maintenance Agreement).

This is an agreement for the provision by BNFL of flask maintenance services. On the occurrence of the Effective Date certain amendments will be made to reflect the division of the main spent fuel agreements into the Historic Fuel Agreements and the New Spent Fuel Agreements, and the agreement thus amended is described below.

Scope of BNFL’s obligations

The agreement obliges BNFL to:

•	carry out annual inspections, maintenance, repairs and other ad-hoc work to the flasks used for the transport of spent fuel;

•	accept delivery and receipt of flasks;

•	treat and dispose of effluent, LLW and non-radioactive waste;

•	condition and store ILW; and

•	procure, store and issue flask spares as specified.

Scope of BEG UK’s obligations

BEG UK’s primary obligation is to deliver flasks to BNFL at Sellafield in accordance with agreed programmes. BEG UK must procure certain components for use on flasks.

Price

The charges for all BNFL works, save for non-standard repairs and ad-hoc work, are covered by payments to be made by BEG UK to BNFL under the spent fuel management agreements described in paragraph (gg) and (jj). Charges for any non-standard repairs and ad-hoc work are to be agreed between the parties.

Term and termination

The agreement continues in force until 31 March 2006. Termination provisions, equivalent to those described in respect of the Historic Fuel Agreements above, appear in the amended and restated versions of this agreement. However, such termination rights are limited to the historic spent fuel component of such agreements i.e. the provision of services in respect of spent fuel arising from fuel loaded into BEG UK’s AGRs prior to the Effective Date.

Liabilities

If BNFL fails to perform the work on the flasks properly it must reperform the work at its own expense. BNFL is required to indemnify BEG UK in the event of failure to perform the work properly or on time. The liability of each party to the other is subject to the following limitations:

(i)	the total cumulative liability for standard inspections, maintenance and repair is capped in any one year; and

PART X — ADDITIONAL INFORMATION—(Continued)

(ii)	the total cumulative liability for non-standard repair or ad-hoc work is limited to the price payable for that work.

Neither party is liable to the other for indirect or consequential losses or loss of profit.

Other clauses

Either BNFL or BEG UK will be excused from performance of its obligations under the agreement if it is prevented from doing so by circumstances beyond its control, to the extent that performance of such obligation is so prevented, hindered or delayed and for such period as may be reasonably necessary. The termination of supply, assignment, acknowledgement, non-discrimination, arbitration clauses in this agreement are substantially the same as those described in paragraph (z) above.

(qq)	New agreement for oxide flask maintenance services between BNFL and Scottish Nuclear (now BEG UK), dated 3 June 1997, as amended and restated on 16 May 2003 and further amended on 30 October 2003 (BEG UK New Flask Maintenance Agreement).

This is an agreement for the provision of certain services by BNFL in respect of the flasks used for the transport of spent fuel. On the occurrence of the Effective Date certain amendments will be made to reflect the division of the main spent fuel agreements into the Historic Fuel Agreements and the New Spent Fuel Agreements, and the agreement thus amended is described below:

Scope of obligations

The terms and conditions, obligations and liabilities imposed upon BNFL and BEG UK are substantially similar to those described at paragraph (pp) above. BNFL does not, however, carry out annual inspections.

Price

The payment for all services (other than excess additional work) will be satisfied by payments by BEG UK pursuant to the agreements described in paragraphs (gg) and (jj), after delivery to Sellafield of an amount of BEG UK’s spent fuel.

Payments for excess additional work are to be agreed between the parties.

Term and termination

Subject to certain conditions, the agreement takes effect on 1 April 2006 and will terminate on an agreed date following delivery of the final consignment of fuel under the agreements described at paragraphs (gg), (jj) and (kk) above.

Termination provisions, equivalent to those described in respect of the Historic Fuel Agreements above, appear in the amended and restated versions of this agreement. However, such termination rights are limited to the historic spent fuel component of such agreements — i.e. the provision of services in respect of spent fuel arising from fuel loaded into BEG UK’s AGRs prior to the Effective Date.

Liabilities

The provisions in relation to the liabilities of BNFL are substantially the same as those described in paragraph (pp) above.

PART X — ADDITIONAL INFORMATION—(Continued)

Other clauses

The termination of supply, assignment, acknowledgement, non-discrimination and arbitration clauses in this agreement are substantially the same as those described in paragraph (z) above.

(rr)	Agreement for rail transport services of irradiated nuclear fuel in the UK between BNFL and Scottish Nuclear (now BEG UK) dated 3 June 1997, as amended and restated on 16 May 2003 and further amended on 30 October 2003 (BEG UK Transportation Agreement).

There is an agreement in place between BNFL and BEG UK for the transport by rail of irradiated AGR flasks. This agreement expires when the final delivery of fuel has been made pursuant to the agreements described in paragraphs (gg), (jj) and (kk). On the Effective Date certain amendments will take effect to recognise the division of the spent fuel agreements into the Historic Fuel Agreements and New Spent Fuel Agreements, and this section describes the agreement thus amended.

Termination provisions, equivalent to those described in respect of the Historic Fuel Agreements above, appear in the amended and restated versions of this agreement. However, such termination rights are limited to the historic spent fuel component of such agreements — i.e. the provision of services in respect of spent fuel arising from fuel loaded into BEG UK’s AGRs prior to the Effective Date.

The termination of supply, assignment, acknowledgement, non-discrimination and arbitration clauses in this agreement are substantially the same as those described in paragraph (z) above.

(ss)	Agreement for oxide miscellaneous services between BNFL and Scottish Nuclear (now BEG UK), dated 29 March 1996, as amended and restated on 16 May 2003 and further amended on 30 October 2003 (BEG UK Oxide Miscellaneous Services Agreement).

This is a framework agreement which sets out principles governing any further agreements for the provision by BNFL of miscellaneous services at its reprocessing site in support of the BEG UK spent fuel management and flask maintenance agreements. The agreement continues until 1 April 1999 and thereafter on an annual basis until terminated by either party on 12 months’ notice.

Termination provisions, equivalent to those described in respect of the Historic Fuel Agreements above, appear in the amended and restated version of this agreement (which amendments become effective on the Effective Date. However, such termination rights are limited to the historic spent fuel component of such agreements — i.e. the provision of services in respect of fuel loaded into BEG UK’s AGRs prior to the Effective Date.

The termination of supply, assignment, acknowledgement, non-discrimination and arbitration clauses in this agreement are substantially the same as those described in paragraph (z) above.

Computer	services

(tt)	Computer services agreement dated 31 March 2003 between BEG, Magnox, BNFL and British Energy for the implementation of the passport 9 asset management software (the Computer Services Agreement).

Under an agreement signed in 1996, BEG currently provides Magnox with computer services to host the asset management software entitled “Passport”, and

PART X — ADDITIONAL INFORMATION—(Continued)

to provide fault and maintenance support for emergency services. BEG uses Passport to manage its own power stations and has recently upgraded to a new version of the software. Under the Computer Services Agreement, BEG is to assist Magnox in its upgrade to a new version of Passport. The upgrade is expected to be completed by the end of March 2005. The 1996 agreement, which was due to expire on 31 March 2004, was extended by the deed of variation of the Information Systems Services Agreement between BEG and Magnox dated 31 March 2003 to continue until end March 2005, at a cost to Magnox of £1.5m.

Under the new Computer Services Agreement, BEG is to receive £10m annually from Magnox paid in equal monthly instalments, which are accelerated if the project is completed ahead of schedule. A one-off amount is also payable at the start of the contract period in respect of project set-up costs. Two costs are payable by Magnox during the lifetime of the project: a fixed monthly amount in respect of mainframe costs; and a variable amount in respect of external consultants’ costs. The latter are to be borne equally by BEG and Magnox up to annual cap of £1m for BEG. Once BEG has paid this capped amount of external consultants’ costs in a year, any further costs are to be paid for entirely by Magnox. Magnox’s payment obligations are guaranteed by BNFL, its parent company. British Energy is a party to the agreement for the purposes of guaranteeing the performance of BEG’s obligations should BEG transfer its rights and obligations under the agreement or subcontract it to another member of the British Energy Group.

As this agreement is between British Energy, BNFL and BEG, it falls within the guarantee provision of the Existing BEG AGR Fuel Supply Agreement such that an agreed form novation agreement is to be entered into under which the New British Energy will take all of British Energy’s rights, obligations and liabilities upon British Energy ceasing to be the ultimate holding company of BEG as well as those which accrued period to this date.

Nuclear decommissioning arrangements

(uu)	The deed of trust dated 27 March 1996 between British Energy and the Secretary of State constituting the Nuclear Trust (Nuclear Deed of Trust).

The primary purposes of the Nuclear Trust are:

(i)	to protect and preserve for the benefit of the nation the environment of the United Kingdom by being a member, directly or through nominees, of a company limited by shares or by guarantee, whose purpose is to receive and hold monies, investments and other assets so as to secure funding for decommissioning of British Energy’s existing stations and to make payments for such decommissioning in approved cases;

(ii)	to reduce the national debt of the United Kingdom; and

(iii)	insofar as it is impossible or not reasonably practicable to carry out the foregoing purposes then such purposes as are charitable.

The Nuclear Trust provides for there to be five trustees. British Energy is to appoint two licensee trustees and the Secretary of State is to appoint three independent trustees, save in exceptional circumstances, from a shortlist provided by British Energy. The Secretary of State and British Energy may in certain circumstances remove any of their appointed trustees who cease to satisfy specified appointment criteria. The normal term of office of a trustee is three years but is renewable.

The trustees have power to accumulate any income for 21 years from the date of the Nuclear Deed of Trust rather than distribute it and may pay any income in

PART X — ADDITIONAL INFORMATION—(Continued)

furtherance of the primary purposes and may hold capital to facilitate the primary purposes. Once British Energy’s existing stations have been fully decommissioned, the trustees may distribute capital only for the primary purposes (ii) and (iii) above. The trustees have wide powers of management and administration. Their powers of investment are, however, limited to the Trustee Investments Act 1961 but exclude the power to invest in any company involved in the nuclear power industry.

The quorum for trustees’ meetings is three trustees, including at least one licensee trustee and two independent trustees. At trustees’ meetings each trustee has one vote and resolutions are passed by a majority of votes except in certain specific circumstances where a unanimous resolution is required (e.g. delegation of powers and appointment and payment of staff). The chairman of the trustees is to be one of the independent trustees and has a casting vote.

£100 has been made over by British Energy as the trust fund, £98 of which has been applied in subscribing 98 ordinary shares of £1 each in the fund company, which are registered jointly in the names of all the trustees, in their capacity as trustees.

The trustees may only alter the provisions of the Nuclear Deed of Trust with the consent of the Secretary of State and British Energy. British Energy may, with the Secretary of State’s consent, dispose of its powers under the Nuclear Trust to its subsidiary or holding company.

The Nuclear Deed of Trust will be amended by the Nuclear Trust Deed of Amendment detailed in paragraph 17.2 (m) below to be entered into pursuant to the Government Restructuring Agreement referred to in paragraph (n) above.

(vv)	The nuclear decommissioning agreement dated 29 March 1996 between Nuclear Electric (now BEG), Scottish Nuclear (now BEG UK) and the NDF (Nuclear Decommissioning Agreement).

The Nuclear Decommissioning Agreement was entered into as part of the original arrangements in relation to the decommissioning of nuclear power stations. The Nuclear Decommissioning Agreement provides for the making of payments by Nuclear Electric and Scottish Nuclear to the NDF by way of initial endowment and future contributions, and for NDF to make payments to meet costs of decommissioning in respect of British Energy’s existing stations.

The Nuclear Decommissioning Agreement will be terminated by the NDA Termination Deed detailed in paragraph 17.2 (n) below to be entered into pursuant to the Government Restructuring Agreement referred to in paragraph (n) above.

Litigation

(ww)	Heads of agreement dated 30 September 2004 and made between British Energy, the ad hoc committee and Polygon Investment Partners LLP, Polygon Global Opportunities Master Fund and Polygon Investment Partners LP (together, Polygon) (the Heads of Agreement).

Under the Heads of Agreement, British Energy agreed to withdraw its action against Polygon in New York in return for the agreement by Polygon to vote against, and procure that its nominee, Vidacos Nominees Limited (Vidacos), votes against, the resolutions put to shareholders at the Requisitioned EGM. In addition, Polygon agreed not to initiate any court, regulatory or governmental process or to participate in any process in relation to the Members’ Scheme or the Creditors’

PART X — ADDITIONAL INFORMATION—(Continued)

Scheme or delisting of British Energy’s shares or ADRs and not to take any other steps or commence any proceedings whatsoever in relation to the Restructuring, except where a failure to do so would expose Polygon to contempt of court or the equivalent. The parties also agreed that the proceedings in England would be stayed as against Polygon pending completion of the Restructuring, subject to certain conditions. The English proceedings as against Polygon will be discontinued: (a) upon completion of the Restructuring; or (b) if the Restructuring is not completed by 31 January 2005 (or such later date as may be agreed) and Polygon has not materially breached the Heads of Agreement.

The agreement also contains mutual releases, waivers and covenants not to sue for the benefit of the ad hoc committee, British Energy and Polygon in respect of any actual or potential claim relating to:

(i)	the proceedings brought against Vidacos and Polygon in the UK;

(ii)	the action brought against Polygon in New York;

(iii)	the Creditor Restructuring Agreement;

(iv)	the Restructuring; and

(v)	Polygon’s acquisition of interests in British Energy securities,

with certain exceptions, including any rights the ad hoc committee may have against British Energy under the Creditor Restructuring Agreement.

Advisers’ agreement

(xx)	Sponsorship and authorised adviser agreement dated the date of this document between British Energy, New British Energy, Holdings plc and Citigroup Global Markets Limited (Citigroup).

Under	this agreement, Citigroup is appointed to act as sponsor to British Energy and New British Energy, and as authorised adviser to Holdings plc, in connection with the listing of the New Shares, Warrants and New Bonds. British Energy, New British Energy and Holdings plc have given Citigroup certain warranties and undertakings regarding, amongst other things, the accuracy of information contained in this document and the Members’ Scheme Circular and concerning the Group and its business. Citigroup may unilaterally terminate this agreement if, at any time before Admission, any warranty is not, or has ceased to be, accurate in all material respects. British Energy, New British Energy and Holdings plc have also indemnified Citigroup against certain liabilities in connection with the accuracy of information contained in this document and the Members’ Scheme Circular and if any of the representations and warranties in the agreement is or has become untrue, incorrect or misleading in any material respect.

(yy)	The Securities Sale Agreement between HSBC Bank plc and British Energy Group plc dated the date of this document.

Under this agreement, HSBC is appointed by New British Energy to sell any New Shares and/or Warrants where no valid shareholder election or deemed election has been made at the best price obtainable in the market at the time of the sale. In respect of the Warrants, HSBC will either sell the Warrants or exercise such Warrants and sell the resulting New Shares at the best price obtainable in the market. The net proceeds of sale of such New Shares and/or Warrants will be sent to the persons entitled thereto in proportion to their respective entitlements after the deduction of reasonable expenses and commission, any VAT and the aggregate subscription price if relevant.

PART X — ADDITIONAL INFORMATION—(Continued)

HSBC has also agreed to sell fractional entitlements to New Shares in the market at the best price obtainable at the time of sale and to remit the net proceeds of such sales (after the deduction of the items mentioned) to the persons entitled thereto in proportion to their respective entitlements.

New British Energy has given HSBC certain warranties and undertakings regarding, amongst other things, the accuracy of information contained in this document and the Members’ Scheme Circular and concerning the Group and its business. HSBC may unilaterally terminate this agreement if, at any time before Admission, any warranty is not, or has ceased to be, accurate in all material respects. New British Energy has also indemnified HSBC against certain liabilities in connection with the accuracy of information contained in this document and the Members’ Scheme Circular and if any of the representations and warranties in the agreement is or has become untrue, incorrect or misleading in any material respect.

All such representations and warranties are customary in nature.

17.2	The following is a summary of the principal contents of each material contract (not being entered into in the ordinary course of business) which is expected to be entered into upon or subsequent to the implementation of the Restructuring. It is possible that these documents may be amended between the date of this document and Admission. Any such amendments will be minor or administrative in nature (unless the requisite consents under the Creditor Restructuring Agreement are obtained). All warranties and/or representations given or made by a Group company pursuant to the material contracts summarised below are customary.

BNFL Contracts

(a)	Agreed form novation agreements to be entered into prior to the Restructuring Effective Date by BEG, BEG UK, British Energy, BNFL and New British Energy pursuant to contracts between certain Group companies and BNFL.

Agreed form novation agreements are to be entered into by British Energy with BNFL, New British Energy and the relevant Group companies pursuant to the provisions of the AGR Fuel Supply Agreements and the New Spent Fuel Agreements under which British Energy provides a guarantee of the obligations of the relevant Group companies. These provisions provide that where British Energy ceases to be the ultimate holding company of BEG or BEG UK, it must notify BNFL, and if requested, assign contracts which it has entered into with BEG or BEG UK and BNFL to the ultimate holding company of BEG or BEG UK. The transfers will take place upon British Energy ceasing to be the ultimate holding company, with the New British Energy taking all of British Energy’s rights, obligations and liabilities from the date of transfer as well as those which accrued period to the date of transfer. The relevant contracts include the AGR Fuel Supply Agreements, the New Spent Fuel Agreements, the Uranics Sale and Purchase Deed and the Computer Services Agreement (which are summarised in detail in paragraph 17.1), as well as other related fuel cycle contracts.

Equity

(b)	Instrument by way of Deed Poll to be dated prior to the Restructuring Effective Date and to be executed by New British Energy.

Pursuant to the Instrument by way of Deed Poll, New British Energy will, if the Members’ Scheme becomes Effective (or if the Members’ Scheme does not become Effective, if the Disposal is approved by Ordinary Shareholders), create and issue Warrants to British Energy Shareholders, entitling the holders of the Warrants

PART X — ADDITIONAL INFORMATION—(Continued)

to subscribe for 29,527,187 New Shares at a subscription price per New Share (subject to adjustment) of 98p each. The Warrants shall be issued in registered form and may be held in certificated or uncertificated form. The Warrants will expire five years after the date of issue, if not exercised prior to that date. The conditions of the Warrants, including adjustments to the subscription price upon the occurrence of certain events, are as more fully set out in Part VIII: Conditions of the Warrants.

Nuclear Liabilities Agreements

(c)	Nuclear liabilities funding agreement to be dated on the Restructuring Effective Date between the Secretary of State, the NLF, BEG UK, BEG, New British Energy and Holdings plc (NLFA).

General

The fundamental purpose of the NLFA is the agreement of the NLF to make payments to meet the qualifying costs of decommissioning and qualifying costs of discharging uncontracted nuclear liabilities in relation to BEG and BEG UK’s nuclear power stations (together, Costs of Discharging Liabilities) and of the Secretary of State to fund any shortfall in the assets of the NLF to meet the Costs of Discharging Liabilities.

Secretary of State and NLF Payment Obligations

The NLF undertakes to make payments to Licensees or Approved Persons to meet the Costs of Discharging Liabilities, to the extent its assets are sufficient to make such payment, and is obliged to apply to the Secretary of State for funding if its assets are insufficient. A “Licensee” (currently BEG or BEG UK), but the term may also include future holders of nuclear site licences in respect of BEG and BEG UK’s nuclear power stations or certain contractors approved by the Licensees and the NLF (any such applicant, Approved Persons) may make applications to the NLF for payment in respect of the Costs of Discharging Liabilities. An application by an Approved Person must satisfy certain criteria. Before the NLF will make payment in respect of such costs, the Nuclear Decommissioning Authority (NDA) is required to confirm that the liabilities to be funded are qualifying liabilities (i.e. the works undertaken are in accordance with approved plans, the sum applied for has been accounted for in the liabilities budget, and the application is not in respect of excluded or disqualified liabilities). The NDA is a body, to be established under the Energy Act, which the Secretary of State may designate as her agent to perform certain obligations under the Nuclear Liabilities Agreements. Pending such designation the Secretary of State will perform these obligations.

Under the NLFA the Secretary of State undertakes to the Licensees to fund the NLF to meet the Costs of Discharging Liabilities whenever, and to the extent that, the NLF has insufficient funds to do so. A Licensee or an Approved Person will also have certain rights to make application to the Secretary of State direct on the event of default by the NLF. The Secretary of State will permanently assume the payment obligations of the NLF when the NLF no longer has any assets (and no further Group contributions are due under the Contribution Agreement) or on certain NLF insolvency events, such that all applications for payment going forward would be made direct to the Secretary of State.

PART X — ADDITIONAL INFORMATION—(Continued)

Minimum performance standard, operational changes and excluded and disqualified liabilities

The Licensees have agreed to operate the nuclear stations in accordance with a minimum performance standard, defined as the application of practices, methods and procedures in good faith in compliance with applicable law and accepted standards (the latter being practices and procedures both considered by and acceptable to the Health and Safety Executive, the Environment Agency and the Scottish Environment Protection Agency) (the Accepted Standards).

Operational changes which are expected to give rise to an increase in the net present value of Costs of Discharging Liabilities of £1m or more must be notified to the NDA. Pre-approval of an operational change is required if implementation of the operational change will result in or is reasonably expected to result in: (a) an increase in net present value of Costs of Discharging Liabilities of £10m or more; (b) an increase in such costs on an undiscounted basis of £25m or more; or (c) payments having to be made within the next five years in respect of such costs of £5m or more (on an undiscounted basis) (a Key Operational Change). Changes required to meet current or reasonably anticipated legal or regulatory requirements or to comply with the Accepted Standards will be permitted provided that in the case of such an anticipatory change which has an economic benefit for the Licensees, the company would still implement the change even if there was no economic benefit. Otherwise approval will be given by the NDA upon reaching agreement as to the compensation to be paid to the NLF for incremental liabilities produced by that change.

The provisions of the NLFA relating to Operational Changes are subject to review by the Secretary of State and the Licensee at the request of any party and in any event, no later than three years after the Restructuring Effective Date.

The Licensees will be responsible for funding certain excluded or disqualified liabilities and are required to compensate or indemnify the NLF and the Secretary of State in relation to such liabilities. Such compensation may be required to be paid prior to the time the relevant liability is incurred. The list of excluded liabilities which is set out below includes, amongst other things, employment and redundancy costs, certain environmental expenses and costs arising in connection with breaches of duty under the NIA in relation to occurrences involving nuclear material or ionising radiation. Disqualified Liabilities include the increases in the net present value of Costs of Discharging Liabilities of £100,000 or more arising out of: (a) failures by the Licensees to behave in accordance with the minimum performance standard; or (b) the implementation of “Licensee Changes” (being operational changes made by a Licensee other than to meet current or reasonably anticipated legal or regulatory requirements or to comply with Accepted Standards. In addition, any such increases arising out of the implementation of Key Operational Changes without appropriate NDA approval will be Disqualified Liabilities.

The full list of excluded liabilities includes:

•	costs in relation to new spent fuel;

•	costs in relation to termination of employment (including redundancy) of any director, officer or employee of any member of the Group;

•	costs in relation to any environmental works required by law or regulatory authority to be carried out other than where the works are required as part of decommissioning;

PART X — ADDITIONAL INFORMATION—(Continued)

•	costs in relation to any environmental works carried out in relation to land outside a nuclear power station boundary other than where the works are required as part of decommissioning;

•	fines imposed in relation to environmental matters other than where related to decommissioning;

•	costs arising in relation to any breach of duty under the NIA to secure that no occurrence involving nuclear material or ionising radiation;

•	liabilities in relation to Nirex, unless there is a material increase in the level of costs;

•	internal costs of any licensee except overheads attributable to decommissioning or the discharge of uncontracted nuclear liabilities;

•	costs of any generic research relating to decommissioning a nuclear power station or discharging an uncontracted nuclear liability;

•	costs arising from any activity at a licensed site that it not connected with the existing nuclear power station; and

•	costs incurred in relation to the administration, breach or dispute under any Nuclear Liabilities Agreement.

Also excluded are costs arising from:

•	activities as part of day-to-day operation of a nuclear power station;

•	activities undertaken before the Restructuring Effective Date; and

•	activities that would result in an economic benefit to licensee (to the extent that an operator of the nuclear power station who did not have the benefit of the nuclear liabilities agreements but bore responsibility for and the costs of the discharge of liabilities would not have undertaking such activity).

Where the amount of compensation exceeds £1m, the Licensees will, subject to the Secretary of State’s discretion and certain other provisions (including, where reasonably required by the Secretary of State, the granting of security), be entitled to make payment in instalments.

The Secretary of State or NDA is entitled to require a Licensee to implement an operational change, subject to payment of compensation to the Licensee. There are no limitations on the nature of a change requested by the Secretary of State or NDA but a Licensee cannot be required to implement a change if: (i) the proposed change cannot reasonably be expected to result in a reduction in the net present value of costs of discharging liabilities of £10m or more; (ii) a reasonable and prudent operator who was responsible for implementing the proposed change and bearing the costs of discharging liabilities in connection with the power station, and taking into account the compensation or other amounts receivable in connection with the proposed change, would not make the change; or (iii) a regulator objects to the proposed change. If a Licensee fails to implement such a change other than on these grounds, the liabilities that would otherwise have been saved will become disqualified liabilities and shall fall to our account. In addition the Licensees may propose to the NDA to make an operational change that results in a reduction in the Costs of Discharging Liabilities but which results in a net cost for the Licensee. Compensation will be payable by the NLF to the Licensee in these circumstances. The timing of the compensation payments will match the timing of the incurrence of the relevant costs.

The Licensees are liable to reimburse the NLF, NDA and the Secretary of State for certain administration costs incurred in relation to the NLFA and HLFA, up to £1m

PART X — ADDITIONAL INFORMATION—(Continued)

per annum in aggregate. This cap does not apply where such costs arise as a result of a breach by the Licences of the nuclear liability arrangements or an event of default thereunder.

Strategy Approval Process

The Licensees are required to give notice to the NDA of changes in the scheduled closure date of any of its stations and to obtain NDA consent to station life extensions if this could result in an increase in the cost of decommissioning or discharging uncontracted nuclear liabilities. This consent must be given if the Licensee can demonstrate that any economic benefits that are reasonably likely to accrue to the NLF or Secretary of State deriving from the extension are reasonably likely to exceed the reasonably likely corresponding increase in such costs. In other circumstances, the NDA in giving such consent will take into account of any such economic benefits and in the case of a proposal to stagger the closure date of individual reactors of a station the NDA will consider whether this is consistent with maximising the efficiency of the process. The Licensee must also obtain the NDA’s approval to decommissioning plans, contracting strategy and other relevant plans, assessments and documents produced by the Licensees in respect of the management of qualifying liabilities. In reviewing and approving these documents, NDA agrees to consult with the regulators with the aim of adopting a common approach. The entry into contracts which are likely to incur Costs of Discharging Liabilities above specified thresholds will also require NDA approval.

Annual liabilities report

An annual report will be produced by the Licensees which will include an analysis of events occurring during the year which have resulted in an increase in Costs of Discharging Liabilities and assessing whether or not such increases represent excluded or disqualified liabilities. The report will be given to the NLF, NDA and the Secretary of State, following which the NDA may investigate any matters set out in the report or otherwise make enquiries to ensure that the report is complete and accurate. If it is established that the disqualified liabilities have arisen, the NLF may elect whether it or the Licensee shall discharge the liability. If the NLF is to discharge the disqualified liability the Licensee will be required to pay compensation as described above. The report will also include a budget describing the anticipated scope and expenditure for the discharge of qualifying liabilities for a rolling three year period.

NLF review

A review of the NLF assets may be held in January 2015 and each ten year anniversary thereafter (or on a Secretary of State request in certain circumstances). If the estimated value of the NLF assets (adjusted for estimated taxes) exceeds 125 per cent. of the estimated liabilities, the NLF will pay such excess to the Secretary of State. On the earlier of termination of the NLFA, all nuclear power stations having been fully decommissioned and the Costs of Discharging Liabilities having been fully discharged or suitable alternative arrangements having been made, any remaining assets of the NLF will be converted into cash and paid, as to 99.9999 per cent. to the Secretary of State and as to 0.0001 per cent. to the NLF trustees.

Representations, warranties and covenants

The Licencees provide customary representations and warranties to the NLF and Secretary of State including requisite corporate authority, no breach of other instruments and orders by which they are bound and no insolvency.

PART X — ADDITIONAL INFORMATION—(Continued)

The Company has given certain customary covenants in relation to the provision of financial information, including the provision of information reasonably required to monitor the financial robustness of the business, including rolling cashflow forecasts covering a period of 18 months, and each of the parties to the NLFA has accepted restrictions in relation to transactions with affiliates and the creation of security interests. These are very detailed but broadly follow the equivalent covenants in the terms and conditions of the New Bonds, which are set out in Part VII: Terms and conditions of the New Bonds.

Events of default

The NLFA provides that, on an event of default (including material or persistent breach of any of the Nuclear Liabilities Agreements, failure to pay, failure to apply amounts paid by the NLF or the Secretary of State towards qualifying liabilities and insolvency-related events) in relation to a Licensee or a Material New British Energy Group Company, the obligations of the NLF to meet the Costs of Discharging Liabilities and of the Secretary of State to fund the NLF, as described above, will continue. However, the Secretary of State may suspend the Licensees’ or a Material New British Energy Group Company’s rights to receive any other payments due to it, the Licensees or guarantors are not entitled to take part in certain group exercises of rights under the NLFA and the NLF or the Secretary of State may discharge certain specified excluded liabilities and seek indemnity from the Licensees or guarantors. In addition, on certain insolvency events of default, the Secretary of State may, inter alia, require the acceleration of payments which have accrued but not yet become due and payable from the Licensees under the NLFA (e.g. compensation for Licensee Changes). Each party waives any rights it may have to terminate the NLFA.

Liability

The obligations of the Licensees under the NLFA are joint and several, although it is recognised that Group companies will not be jointly and severally liable with any third parties who may become Licensees under the NLFA (see below).

Other clauses

A Licensee may assign all or any part of its rights and obligations under the NLFA to a Group company if, amongst other things, the assignee has a power station transferred to it by the Licensee and accedes to the NLFA as a Licensee. The assignee must also hold all necessary licences and other regulatory consents, authorisations and approvals for undertaking the operation of a power station and, in relation to any reactor which has permanently closed, decommissioning and discharging uncontracted liabilities.

Where a nuclear power station is transferred or transmitted (whether by agreement, operation of law or otherwise) to a third party, that person may also be deemed (at the discretion of the Secretary of State) a Licensee or Approved Person for the purposes of the NLFA. In exercising her discretion, the Secretary of State shall have due regard to whether the third party has the financial and technical competence to carry out its obligations under the Nuclear Liabilities Agreements and is a fit and proper transferee of the relevant asset. In such circumstances the Secretary of State will indemnify the Licensee and the Material New British Energy Group Companies against any losses incurred where such a third party is deemed a Licensee without the consent in writing of the Licensees.

The Secretary of State has the right, on notice to the other parties, to require the assumption of any of its rights and obligations under the NLFA by another government entity provided that the new entity’s obligations (unless the new entity

PART X — ADDITIONAL INFORMATION—(Continued)

is a minister of the Crown or a government department) are guaranteed by the Secretary of State. The parties are currently proposing an amendment to this provision under which the NLF may, on notice to the other parties and subject to the prior written consent of the Secretary of State, require the assumption of any of its rights and obligations under the NLFA to another government entity. It is intended that in the case of the NLF (as is currently the case in relation to an assignment by the Secretary of State) an assumption may not be required if it will adversely affect any of the rights of, or impose additional obligations on, any other party to the NLFA.

The NLFA imposes wide-ranging obligations on the Licensees, British Energy and Holdings plc to provide the NLF, the Secretary of State or the NDA (or their advisers) on request with information and access to its records, directors and employees (and in any case, those of any guarantor or member of the Group) and nuclear power stations to enable them to exercise their rights and perform their obligations under the Nuclear Liabilities Agreements (including to determine whether a Licensee has complied with the provisions of the NLFA relating to operational changes and to assess the impact of operational changes on the Costs of Discharging Liabilities) and to use their reasonable endeavours to make available third party advice to enable the NLF, the Secretary of State or the NDA to verify that amounts paid by the NLF and the Secretary of State under the NLFA are properly expended in meeting the Costs of Discharging Liabilities or otherwise in accordance with the terms of the agreement.

The monetary values stated in the NLFA are in March 2003, indexed to RPI.

The obligations of BEG, BEG UK, New British Energy and Holdings plc under the NLFA are guaranteed by the Material New British Energy Group Companies under the Guarantee and Indemnity detailed in paragraph (k) below;

Immediately effective provisions

In accordance with the provisions of the Government Restructuring Agreement, we have, since 1 October 2003, been required to comply with certain of the provisions of the NLFA including those (as described above) relating to: (i) compliance with the minimum performance standard; (ii) seeking consent for, or notifying of, operational changes; (iii) giving notice of and seeking consent to station lifetime extensions and decommissioning plans; (iv) producing the annual liabilities report; and (v) generally applicable provisions including restrictions on assignment and boilerplate provisions. We do not however currently have to make any payments under the NLFA, nor are the obligations of the NLF or the Secretary of State yet effective.

(d)	Historic liabilities funding agreement to be dated on the Restructuring Effective Date and made between the Secretary of State, BEG UK, BEG, New British Energy and Holdings plc (HLFA).

General

The Historic Liabilities are the contracted liabilities for the management of historic spent fuel (i.e. fuel loaded into BEG and BEG UK’s AGRs prior to the Effective Date). The relevant contracts have been entered into with BNFL, and comprise the Historic Fuel Agreements and, to the extent that they relate to historic spent fuel, the BNFL Ancillary Agreements (together, the BNFL Historic Contracts). (Further information regarding the implications of the State Aid Approval on the liabilities of the Secretary of State under these agreements is set out in Part VI: Further information relating to the Restructuring under paragraph headed State Aid).

PART X — ADDITIONAL INFORMATION—(Continued)

Secretary of State payments

Under the terms of the HLFA the Secretary of State will make payments in respect of historic liabilities. In doing so she will meet the fixed monthly payments due to BNFL as well as, subject to the exceptions described below, incremental liabilities that arise under the BNFL Historic Contracts. In most cases BNFL will be paid directly by the Secretary of State. Any application made by BEG and BEG UK for fixed monthly payments due to BNFL and incremental liabilities must satisfy certain criteria in respect of each type of liability.

Excluded liabilities

Under the terms of the HLFA the Secretary of State will not be responsible for certain incremental liabilities under the BNFL Historic Contracts including, inter alia, liabilities arising under certain BNFL Ancillary Agreements and liabilities arising out of:

(i)	any breach by BEG or BEG UK of the terms of a BNFL Historic Contract;

(ii)	the failure by BEG and BEG UK to behave in accordance with the minimum performance standard or to exercise their rights under the BNFL Historic Contracts in accordance with a minimum contracting standard referred to below;

(iii)	as a result of operational changes made by BEG or BEG UK other than to meet current or reasonably anticipated legal or regulatory requirement or to comply with the accepted standards; or

(iv)	incremental liabilities arising from certain types of non-standard spent fuel.

BEG and BEG UK will remain liable to BNFL for these excluded liabilities.

In addition, BEG and BEG UK have agreed with the Secretary of State to exercise their rights under the BNFL Historic Contracts with reasonable care, in compliance with applicable law and the accepted standards, and in a similar manner as if BEG and BEG UK were bearing these contracted liabilities and all other nuclear-related liabilities arising in connection with the operation of its nuclear power generating plant, such as decommissioning and uncontracted liabilities (the minimum contracting standard).

Exercise of rights by licensee

Certain exercises of rights under the BNFL Historic Contracts must be approved by the Secretary of State. These rights are specified in the agreement and include all exercises of rights that relate to the long term strategic management of the historic spent fuel (Strategic Exercise of Rights). In relation to any other exercises of rights that are reasonably expected to give rise to incremental liabilities under the BNFL Historic Contracts above a threshold of: (a) £15,000 (on an undiscounted basis) or more; or (b) when the increase in Historic Liabilities arising as a result of the Exercise of Rights is aggregated with all other increases in Historic Liabilities arising from Exercises of Rights in that year, £50,000 or more, and in addition, any exercises of rights which are not Strategic Exercises of Rights (Non-Strategic Exercises of Rights), the Licensee has the option of either applying for pre-approval of such exercises of rights or of carrying out the Non-Strategic Exercise of Rights and paying BNFL itself, then subsequently seeking reimbursement from the Secretary of State which will be made as long as it does not relate to an Excluded Liability.

PART X — ADDITIONAL INFORMATION—(Continued)

The Secretary of State can require BEG or BEG UK to exercise rights under the BNFL Historic Contracts, if such exercise would lead to a reduction in Historic Liabilities of £10m (in NPV terms) or more. The conditions to such exercise and the provisions as to compensation for the Licensee are the same as in relation to a similar exercise under the NLFA (see paragraph (c) above).

The provisions of the HLFA relating to exercises of rights are subject to review by the Secretary of State and the Licensees at the request of any party and in any event no later than three years after the Restructuring Effective Date.

Amendments to BNFL Historic Contracts

The HLFA provides that no Licensee may amend any term of a BNFL Historic Contract without obtaining the written consent of the Secretary of State which shall not be unreasonably withheld if the amendment will result in either: (i) no increase in the Historic Liabilities and Costs of Discharging liabilities; or (ii) such increase does not exceed £50,000 and the Secretary of State is satisfied that BEG or BEG UK complied with the minimum contracting standard in respect of such amendment. Minor or typographical amendments do not require consent. Further no amendment may be made to the terms of any other agreement with BNFL without the prior written consent of the Secretary of State if to do so would reasonably be expected to result in an increase in the amount of Historic Liabilities.

Title to fuel at Sellafield

The Secretary of State has the option to require that BEG or BEG UK transfer to the Secretary of State (or a nominee) the title rights to all of its historic spent fuel and spent fuel products at Sellafield.

Termination of BNFL Historic Contracts

In the event that any of the BNFL Historic Contracts terminate as a result of an insolvency event affecting BEG, BEG UK or the ultimate parent company, the Secretary of State will pay amounts accrued under the BNFL Historic Contracts but not paid at the date of termination. In those circumstances, and also on the expiry of the services provided under the BNFL Historic Contracts, the provision of future spent fuel management services in relation to historic spent fuel will be covered under the NLFA, as an uncontracted liability.

Other provisions

Other provisions in the HLFA relating to the effect of events of default in relation to a Licensee or guarantor, the joint and several nature of the Licensees’ liability, assignment within the group and assignment by the Secretary of State, representations and warranties as well as other boilerplate clauses, are equivalent to the provisions of the NLFA (see description in paragraph (c) above).

The money values in the HLFA are stated in 2003 values and indexed to RPI.

The obligations of BEG, BEG UK, New British Energy and Holdings plc under the HLFA are guaranteed by the Material New British Energy Group Companies under the Guarantee and Indemnity detailed in paragraph (k) below.

Certain provisions of the HLFA came into effect on 1 October 2003, the date of signing of the Government Restructuring Agreement. These include the obligations (described above) requiring us: (i) to comply with the minimum contracting

PART X — ADDITIONAL INFORMATION—(Continued)

standard; (ii) to seek approval for certain exercises of rights; (iii) not to amend contracts with BNFL without consent; and (iv) generally applicable provisions including restrictions on assignment and boilerplate provisions.

(e)	Contribution agreement to be dated on the Restructuring Effective Date and made between the Secretary of State, NLF, BEG UK, BEG, New British Energy and Holdings plc (Contribution Agreement).

Contributions

Pursuant to the Contribution Agreement, Holdings plc will contribute £275m of New Bonds to be issued fully paid to the NLF on the Restructuring Effective Date. In addition, the following ongoing contributions will be made to the NLF with effect from the Restructuring Effective Date:

(i)	fixed decommissioning contributions of £20m per annum (in March 2003 values and indexed to RPI and tapering off as our nuclear power stations are currently scheduled to close) payable by BEG and BEG UK, the last scheduled payment being on 31 March 2037 (the Decommissioning Payments);

(ii)	£150,000 (in March 2003 values and indexed to RPI) for every tonne of uranium in PWR fuel loaded into the Sizewell B reactor payable by BEG; and

(iii)	payments by New British Energy of a percentage (initially 65 per cent.) (the Payment Percentage) of New British Energy Group’s adjusted net cash flow (calculated on the basis set out below) (the NLF Cash Sweep Payment).

Decommissioning Payments

The Decommissioning Payments will be accelerated on a net present value basis (discounted at an agreed rate) and become immediately due and payable on various insolvency events relating to BEG, BEG UK, New British Energy, Holdings plc, any Guarantor or any Material New British Energy Group Company. The Decommissioning Default Payment will be guaranteed by all principal Group companies (excluding EPL and EPHL) and secured by charges on their assets pursuant to the DDP Debenture detailed in paragraph (f) below.

Any early redemption of the New Bonds will oblige BEG and BEG UK to pay the Accelerated Decommissioning Payment to the NLF which is an amount equal to the product of the proportion of the New Bonds to be redeemed and the net present value of the next five years of Decommissioning Payments, indexed to RPI up to the date of early redemption. The amount payable to the NLF will also take into account any premium payable on redemption of the New Bonds.

Prior to any Legal Defeasance or Covenant Defeasance (each as defined in the Trust Deed) of the New Bonds (other than as permitted under the Trust Deed and resulting from or financed by a contemporaneous refinancing of the whole or part of the New Bonds in issue from time to time), New British Energy shall irrevocably deposit with the Trustee, on trust, for the benefit of the NLF a Defeasance Decommissioning Deposit (as defined in and calculated in accordance with the terms of the Trust Deed).

Cash Reserves

Available cash within the Group and cash which is used for the purpose of providing collateral for, and for operations ancillary to, the generation, sale and purchase by the Group of electricity (the Agreed Collateral Purposes) in an amount

PART X — ADDITIONAL INFORMATION—(Continued)

up to the Target Amount but excluding the Forecast Expenditure Reserve (see below) constitutes the Cash Reserves. The initial target amount for the Cash Reserves will be £490m plus the amount by which cash employed as collateral exceeds £200m (the Target Amount).

Cash comprised in the Cash Reserves may only be invested by the Group: (a) in accordance with the Group’s treasury policy on investments, and (b) subject to the prior written consent of the Secretary of State, in investments falling outside this policy. The Company is required to provide the NLF and the Secretary of State, within 10 Business Days following the end of each quarter of a financial period, with a written summary (in such form as NLF may reasonably request) of such investments.

New British Energy may reduce the Target Amount in certain circumstances. A reduction is only permitted if the New British Energy Group achieves an investment grade rating or to the extent committed facilities are available and intended and expected to be used for the purposes for which the Cash Reserves would have been applied and, in any event, for so long as the New Bonds are in issue, only if the availability of, or drawdown under, any such committed facilities does not breach certain covenants under the terms of the New Bonds. If the New British Energy Group ceases to have an investment grade rating or if the committed facilities cease to be available, the Target Amount will automatically be increased by the amount by which it was formerly reduced. For these purposes “investment grade rating” means a credit rating for the long term, unsecured, unguaranteed and unsubordinated debt of the Group of: (i) Baa3 or higher from Moody’s; (ii) BBB- or higher from Standard & Poor’s; (iii) BBB- or higher from Fitch; or (iv) if all of those rating agencies have ceased business, the minimum rating recognised generally in international capital markets as being an investment grade rating from another rating agency of international repute.

If at any time the Target Amount is reduced in reliance on the New British Energy Group having achieved an investment grade rating, the Company may not (nor shall it allow any member of the New British Energy Group to) announce or pay any cash distribution, make any capital distribution or make any legally binding commitment to make any acquisition of any undertaking, if it knows or has reasonable grounds to believe (whether as a result of the relevant rating agency’s guidance and conditions to grant of the investment grade rating or otherwise) that doing so would or would be likely to result in the loss of such investment grade rating, save to the extent such distribution or acquisition would not reduce the aggregate of the Cash Reserves and any committed facilities (which are available for, and intended and expected by the Board to be used or maintained for, the same purposes for which the Cash Reserves may be applied) below the Target Amount. If required to do so by the NLF, the Company shall seek from the relevant rating agency or agencies appropriate guidance as to whether or not the announcement or payment of any such distribution or acquisition would or would be likely to result in the loss of the investment grade rating.

A reduction in the Target Amount may lead to an obligation to apply the cash deemed released from the Cash Reserves as a result of such reduction in prepaying the New Bonds under the terms of the New Bonds.

Forecast Expenditure Reserve

If available cash in the New British Energy Group exceeds the Target Amount, New British Energy is entitled to allocate cash to the Forecast Expenditure Reserve (and thereby reduce the amount of any NLF Payment for a particular financial period) to

PART X — ADDITIONAL INFORMATION—(Continued)

meet capital expenditure anticipated to be due in that financial period, to fund capital expenditure on an acquisition or financing of a fixed asset or so as to reserve funds raised for general purposes through an issue of listed securities. Amounts standing to the credit of the Forecast Expenditure Reserve not spent during the accounting period in which the amount was set aside must be released from this notional reserve annually but may be reallocated to it provided that this is done for purposes for which the cash was originally permitted to be allocated and the Board continues to approve such purpose and has reasonable grounds for believing that the acquisition or financing in question has a reasonable prospect of completing in a specified accounting period.

NLF Cash Sweep Payment

The NLF Cash Sweep Payment is calculated on the basis of the increase/decrease in cash (as per the audited accounts of the Group) adjusted to reflect the increase/ decrease in Cash. For these purposes “Cash” means cash in hand and deposits repayable on demand with any qualifying financial institution, any other cash deposits (regardless of their repayment maturity), current asset investments held as readily disposable stores of value (being investments which are disposable by the holder without curtailing or disrupting its or any member of the Group’s business and which are either readily convertible into known amounts of cash at or close to their carrying amount or traded in an active market), and any permitted investment of the Cash Reserves as set out above but excluding cash or deposits subject to escrow or similar restrictions, and deducting overdrafts from any qualifying financial institution repayable on demand. The increase/decrease in Cash is then further adjusted to add back: (a) payments made during the period to the NLF and Shareholders; (b) amounts allocated to the Forecast Expenditure Reserve in the prior period; and (c) the amount of cash deemed released from the Cash Reserves by a reduction in the Target Amount during the period and to deduct: (x) proceeds from the issue or sale by New British Energy of ordinary shares, (y) amounts allocated to Forecast Expenditure Reserve in the relevant period, and (z) the amount of Cash required to be retained in order to meet the Target Amount.

The NLF Cash Sweep Payment is to be made annually and within 15 Business Days following delivery of the NLF cash flow statement by the Company in the same or substantially similar form to that set out in a schedule to the Contribution Agreement. The Company must, and must use its reasonable endeavours to procure that its auditors, within 10 Business Days of a request, provide all such information and explanations as the NLF may reasonably request to satisfy the NLF (acting reasonably) that the NLF cash flow statement (including, without limitation, movements in Cash Reserves, cash applied to the Agreed Collateral Purposes and the allocation of amounts to the Forecast Expenditure Reserve) is correct in accordance with the terms of the Contribution Agreement. Such information may include the working papers relating to the basis of preparation of the relevant NLF cash flow statement.

The NLF will have the right from time to time to convert all or part of its entitlement to the NLF Cash Sweep Payment into Convertible Shares in the Company (the NLF Conversion Right). However, any Convertible Shares issued to the NLF will be subject to certain voting restrictions, including a limitation that for so long as those shares are held by the NLF they would be non-voting to the extent that they would otherwise trigger a mandatory offer under the Takeover Code, being currently 29.9 per cent. (and, for this purpose, taking into account the voting rights attributable to any other ordinary shares held or acquired by any person acting in concert with the NLF). These voting restrictions do not apply on any resolution for the winding up of

PART X — ADDITIONAL INFORMATION—(Continued)

the Company, or on resolutions to modify, vary or abrogate the rights attaching to the Company’s ordinary shares or Convertible Shares and on a poll, the number of votes that the NLF will be entitled to exercise in relation to any such resolution will be equal to the number of Convertible Shares which the NLF would be entitled to vote if the Convertible Shares were ordinary shares. The Convertible Shares will rank pari passu with the Company’s ordinary shares in all other respects. The Convertible Shares shall convert automatically into ordinary shares on a transfer by the NLF to a third party (other than the NLF’s successors and permitted assignees) but will otherwise not be convertible at the option of the NLF.

Disposals

The NLF may not exercise the NLF Conversion Right or dispose of any Convertible Shares resulting from such exercise if such exercise or disposal will require New British Energy to have produced listing particulars or a prospectus more than five times in any consecutive period of 7.5 years. If NLF notifies New British Energy of its intention to exercise the NLF Conversion Right or to dispose of any or all of its Convertible Shares in either case within the three month period immediately following the NLF becoming aware of a breach by a member of the Group of any of the covenants in the Contribution Agreement, the exercise of the NLF Conversion Right or the disposal of the corresponding Convertible Shares pursuant to such notice shall not be taken into consideration for the purposes of the limitation contained in this provision, provided that NLF has promptly given notice to the Company upon becoming aware of such a breach.

In addition, the NLF may not (except pursuant to a general offer or a partial offer open to all Shareholders for the acquisition of all or not less than 14.9 per cent. of the ordinary share capital of the Company) dispose of any interest in Convertible Shares which will, when converted into ordinary shares, constitute more than 10 per cent. of the Company’s share capital until the earlier of the expiry of three months from NLF giving notice of its intention to dispose of such shares and admission of the shares to the Official List and to trading on the London Stock Exchange. Disposals of between 3 per cent. and 10 per cent. are subject to prior reasonable consultation with New British Energy as to timing and manner of disposal.

New British Energy has undertaken that if the NLF wishes to offer or sell some or all of its Convertible Shares, it shall make available to NLF, with respect to any investor presentations or similar exercises conducted by or on behalf of the NLF in connection with such offering, such directors and senior management of the Group as NLF may reasonably request, provided that the Company shall be under no obligation to comply with this provision in respect of any offer of shares constituting less that 10 per cent. of the Company’s issued share capital. In addition, New British Energy has undertaken to:

(i)	notify the NLF and the Secretary of State of any proposed offer of New British Energy securities within the following six months and, in connection with such offer, consult with the NLF with a view to ensuring that any prospectus, listing particulars or other marketing document produced in connection with such offer are consistent with any prospectus, listing particulars or other marketing document produced, or to be produced in connection with, an offering by the NLF; and

(ii)

take all such steps and do all such other things as the NLF may reasonably request in connection with the registration with the SEC of some or all of any shares to be offered by the NLF, provided that the Company shall be under

PART X — ADDITIONAL INFORMATION—(Continued)

no obligation to comply with this obligation if, at the scheduled date of such offering, the registration of ordinary shares and any other equity securities with the SEC will have ceased wholly or in all material respects.

The NLF will pay the Company’s reasonable out of pocket costs and expenses incurred by any member of the Group in complying with these obligations and in preparing any listing particulars required to be prepared pursuant to the exercise of the NLF Conversion Right or the conversion of Convertible Shares into the Company’s ordinary shares. To the extent that any such costs and expenses would have been incurred by the Group in the absence of any such offering the amount of such costs and expenses shall be agreed by the NLF and the Company acting in good faith and shall be borne by the Company.

NLF investment policy

The manner in which the NLF will deal with NLF Cash Sweep Payment, including any exercise of the NLF Conversion Right, is prescribed by the investment policy of the NLF as determined by the Secretary of State from time to time. The Company has received confirmation from the Secretary of State that the current investment policy of the NLF is as follows.

The NLF will, subject to the restrictions on the disposal of Convertible Shares issued pursuant to the exercise of the NLF Conversion Right set out above, comply with any directions given to it by the Secretary of State in relation to the exercise of the NLF Conversion Right and the retention or disposal of any shares in the Company resulting from such conversion. The NLF will not take any action to exercise the NLF Conversion Right or dispose of any shares in the Company before receiving such directions.

During the 6 month period immediately following the implementation of the Restructuring, the Secretary of State will not direct the NLF to exercise the NLF Conversion Right or to dispose of any shares in the Company, unless: (i) a person (or persons acting jointly by agreement, understanding or arrangement, whether or not legally binding) has acquired or proposed the acquisition of 14.9 per cent. or more of the voting rights or equity share capital of the Company; (ii) the Company or any other New British Energy Group company commits a material breach or persistent breaches of any of the covenants or any other material provision set out in the Nuclear Liabilities Agreements or any of the covenants set out in the Trust Deed constituting the New Bonds; (iii) a Default Event (as defined in the NLFA) has occurred; (iv) an Event of Default occurs under the terms of the New Bonds; (v) actions taken or proposed by any person in respect of a member of the New British Energy Group (and not expressly contemplated by any of the Nuclear Liabilities Agreements) will or may, in the opinion of the Secretary of State, have an adverse effect on the interests of the Secretary of State or the NLF; or (vi) the exercise or disposal is required by law or by the rules of any regulatory body.

The Secretary of State has no current intention to direct the NLF to exercise the NLF Conversion Right following the expiry of the 6 month period referred to above, but reserves the right to do so. The Secretary of State intends to ensure that, prior to the giving of any direction to the NLF to exercise the NLF Conversion Right or to dispose of the shares issued pursuant to such exercise, she (and/or the NLF at her direction) would take financial advice and would take such advice as to the market impact of the conversion or disposal (including the desirability of avoiding multiple sales of small amounts of shares).

PART X — ADDITIONAL INFORMATION—(Continued)

The Secretary of State has confirmed to the Company that she does not currently intend to change the investment policy as regards the matters described above.

Adjustment to Payment Percentage

The Payment Percentage will be 65 per cent. as at the Restructuring Effective Date and will be subject to the adjustments set out below.

(A)    Issue of ordinary shares

If and wherever New British Energy: (i) issues ordinary shares or sells ordinary shares held as treasury shares after the Restructuring Effective Date other than an issue or sale (as the case may be) at less than 95 per cent. of the Current Market Price as at the date of such issue or sale; or (ii) issues ordinary shares after the Restructuring Effective Date as a result of the exercise of rights, granted on or after the Restructuring Effective Date, of conversion into, exchange or subscription for, or purchase of, such ordinary shares (including ordinary shares issued for cash pursuant to rights to subscribe for or purchase such ordinary shares under the Warrants) (each, a Share Issue), the Payment Percentage shall be reduced as follows from the date of the Share Issue:

P =	x × y
y + z(1 - x)

where:

P	is the new Payment Percentage expressed as a decimal;

x	is the Payment Percentage previously in effect expressed as a decimal;

y	is the number of ordinary shares and Convertible Shares in issue prior to the Share Issue (excluding any ordinary shares held by New British Energy as treasury shares); and

z	is the number of ordinary shares issued or sold out of treasury by New British Energy pursuant to the Share Issue.

(B)	Payment of cash distributions and NLF Cash Sweep Payments

(i)	If and whenever New British Energy makes any cash distribution or an NLF Cash Sweep Payment is made the Payment Percentage shall be adjusted on the relevant record date for that cash distribution or the relevant NLF Cash Sweep Payment date (as the case may be) as follows:

(A × B)/(1 - A)
B/(1 - A) + (((1 - G)/G × C) + ((1 - A)/A × F)-D)/E

where:

A	is the current Payment Percentage expressed as a decimal;

B	is the number of ordinary shares and Convertible Shares in issue at the relevant record date or NLF Cash Sweep Payment date (as the case may be);

C	is the NLF Cash Sweep Payment, if any;

D	is an amount equal to such cash distribution, if any;

E	is the average of the middle market quotation for an ordinary share in New British Energy derived from the Daily Official List of the London

PART X — ADDITIONAL INFORMATION—(Continued)

Stock Exchange for the 60 days immediately preceding the date of the cash distribution or NLF Cash Sweep Payment date;

F	is any Additional Payment made pursuant to paragraph B(ii) below; and

G	is the weighted average Payment Percentage as at the relevant record date or NLF Cash Sweep Payment date (as the case may be).

(ii)	If New British Energy makes any cash distribution which is more than:

(1 - G)	× C
G

New British Energy may elect to make a further payment to the NLF (an Additional Payment), at the same time as such cash distribution, equal or up to:

(A × D)	- C ×	(1 - G	×	A	)
(1 – A)		G		1 - A

where A, D and G have the same meanings as in paragraph B(i) above and C is the NLF Cash Sweep Payment (if any) made at the same time as such cash distribution, provided that New British Energy shall not make any Additional Payment to the extent it reduces the Payment Percentage to less than the Payment Percentage prevailing immediately prior to the cash distribution being made.

(C)	Partial exercise of NLF Conversion Right

Any partial exercise by NLF of the NLF Conversion Right shall reduce the Payment Percentage as follows from the date of exercise:

P = B - (A × B)

where:

P	is the new Payment Percentage expressed as a percentage;

A	is the percentage of the NLF Conversion Right available to NLF immediately prior to such exercise exercised by NLF expressed as a decimal; and

B	is the Payment Percentage in effect immediately prior to such partial exercise expressed as a percentage.

(D)	Further Adjustments to the Payment Percentage

If any of the events described in paragraphs (D)(i) to (vii) below (each an Adjustment Event) occur the Payment Percentage shall be adjusted. Adjustments will be by reference to C, where C is a nominal Conversion Factor per ordinary share, being 100 as at the Restructuring Effective Date, as adjusted from time to time pursuant to paragraphs (D)(i) to (vii) below.

The Payment Percentage immediately following an Adjustment Event shall be equal to:

N	(expressed as a percentage)
E + N

PART X — ADDITIONAL INFORMATION—(Continued)

where:

E	is the number of ordinary shares and Convertible Shares in issue immediately following the Adjustment Event; and

N	is the number of Convertible Shares to be issued to NLF upon exercise in full of the NLF Conversion Right immediately following the Adjustment Event and is equal to:

Nt × Ct
C

where:

Nt	is the number of Convertible Shares to be issued to NLF upon exercise in full of the NLF Conversion Right immediately prior to the Adjustment Event;

Ct	is the Conversion Factor immediately prior to the Adjustment Event; and

C	is the Conversion Factor immediately following the Adjustment Event.

The adjustments to the Conversion Factor described in paragraphs (D)(i) to (vii) below will result in adjustments to C (and consequently the Payment Percentage) in accordance with the above.

(i)	Capital Distributions

Subject to paragraph (D)(viii) below, if and whenever New British Energy pays or makes any capital distribution to its ordinary shareholders, the Conversion Factor shall be adjusted by multiplying the Conversion Factor in force immediately prior to such capital distribution by the following fraction:

A -	(	B	-	D	)
Nt
A

where:

A	is the Current Market Price of one ordinary share on the dealing day last preceding the date on which the capital distribution is publicly announced;

B	is the Fair Market Value on the date of such announcement of the portion of the capital distribution attributable to one ordinary share; and

D	is the amount of any payment notified and paid to NLF by New British Energy prior to or at the same time as such capital distribution (where D/Nt does not exceed B).

Any payments referred to in D above shall be at the discretion of New British Energy, shall be made in addition to any other payment obligations of any member of the Group under the Contribution Agreement and must not result in a reduction to the Payment Percentage below the Payment Percentage prevailing immediately prior to such capital distribution. Any adjustment to the Payment Percentage as a result of such payment shall become effective on the record date of the capital distribution to which it relates is made.

PART X — ADDITIONAL INFORMATION—(Continued)

(ii)	Issue by Way of Rights

If and whenever New British Energy issues ordinary shares to its ordinary shareholders as a class by way of rights, or grants to ordinary shareholders as a class by way of rights, options, warrants or other rights to subscribe for or purchase any ordinary shares, in each case at a price per ordinary share which is less than 95 per cent. of the Current Market Price per ordinary share on the dealing day last preceding the date of the announcement of the terms of the issue or grant of such ordinary shares, options, warrants or other rights, the Conversion Factor shall be adjusted by multiplying the Conversion Factor in force immediately prior to such issue or grant by the following fraction:

A + B
A + C

where:

A	is the number of ordinary shares and Convertible Shares in issue immediately before such announcement;

B	is the number of ordinary shares which the aggregate consideration (if any) payable for the ordinary shares issued by way of rights, or for the options or warrants or other rights issued by way of rights and for the total number of ordinary shares comprised therein would purchase at such Current Market Price per ordinary share; and

C	is the number of ordinary shares issued or, as the case may be, comprised in the issue or grant.

Such adjustment shall become effective on the first date on which the ordinary shares are traded ex-rights, ex-options or ex-warrants on the London Stock Exchange.

(iii)	Issue of Securities

Subject to paragraph (D)(viii) below, if and whenever New British Energy issues any securities (other than ordinary shares or options, warrants or other rights to subscribe for or purchase any ordinary shares) to its ordinary shareholders as a class by way of rights or grants to its ordinary shareholders as a class by way of rights any options, warrants or other rights to subscribe for or purchase any securities (other than ordinary shares or options, warrants or other rights to subscribe for or purchase any ordinary shares), the Conversion Factor shall be adjusted by multiplying the Conversion Factor in force immediately prior to such issue or grant by the following fraction:

A -	(	B	-	D	)
Nt
A

where:

A	is the Current Market Price of one ordinary share on the dealing day immediately preceding the date on which the terms of such issue or grant are publicly announced;

B	is the Fair Market Value on the date of such announcement of the portion of the rights attributable to one ordinary share; and

PART X — ADDITIONAL INFORMATION—(Continued)

D	is the amount of any payment notified and paid to NLF by New British Energy prior to or at the same time as such issue of securities (where D/Nt does not exceed B).

Any payments referred to in D above shall be at the discretion of New British Energy, shall be made in addition to any other payment obligations of any member of the Group under the Contribution Agreement and must not result in a reduction to the Payment Percentage below the Payment Percentage prevailing immediately prior to such issue of securities. Any adjustment to the Payment Percentage as a result of such payment shall become effective on the first date on which the ordinary shares are traded ex-rights, ex-options or ex-warrants on the London Stock Exchange.

(iv)	Issue of ordinary shares

If and whenever New British Energy (i) issues (otherwise than as mentioned in paragraph (D)(ii) above) wholly for cash any ordinary shares (other than Convertible Shares issued on the exercise of the NLF Conversion Right or on the exercise of the Warrants or of any other rights of conversion into, or exchange or subscription for, or purchase of, ordinary shares), or (ii) grants (otherwise than as mentioned in paragraph (D)(ii) above) wholly for cash any options, warrants or other rights to subscribe for or purchase any ordinary shares, or sell any ordinary shares previously held as treasury shares wholly for cash in each case at a price per ordinary share in respect of which the aggregate consideration receivable (whether at the time of grant or upon exercise of the rights to subscribe for or purchase such ordinary shares) is less than 95 per cent. of the Current Market Price per ordinary share on the dealing day last preceding the date of announcement of the terms of such issue or grant, the Conversion Factor shall be adjusted by multiplying the Conversion Factor in force immediately prior to such issue or grant by the following fraction:

A + B
A + C

where:

A	is the number of ordinary shares and Convertible Shares in issue immediately before the issue of such additional ordinary shares or the grant of such options, warrants or rights or the sale of such treasury shares;

B	is the number of ordinary shares which the aggregate consideration (if any) receivable for the issue of such ordinary shares or, as the case may be, for the ordinary shares to be issued or otherwise made available upon the exercise of any such options, warrants or rights would purchase at such Current Market Price per ordinary share; and

C	is the maximum number of ordinary shares to be issued pursuant to such issue of such additional ordinary shares or upon exercise of such options, warrants or rights or to be sold pursuant to the sale of the treasury shares.

Such adjustment shall become effective on the record date for such issue of additional ordinary shares or, as the case may be, the grant of such options, warrants or rights.

PART X — ADDITIONAL INFORMATION—(Continued)

(v)	Issue of Convertible Securities

If and whenever New British Energy or any of its subsidiary or (at the direction or request of or pursuant to any arrangements with New British Energy or any of its subsidiary) any other company, person or entity issues wholly for cash (otherwise than as mentioned in paragraphs (D)(ii)(iii) or (iv) above) any securities (other than the New Bonds or the Convertible Shares) which by their terms of issue carry rights of conversion into, or exchange or subscription for, or purchase of, ordinary shares issued or to be issued by New British Energy (or shall grant any such rights in respect of existing Securities so issued) or carry rights which may entitle such securities to be redesignated as ordinary shares (other than the Convertible Shares), and the consideration per ordinary share receivable upon conversion, exchange, subscription or redesignation is less than 95 per cent. of the Current Market Price per ordinary share on the dealing day last preceding the date of announcement of the terms of issue of such securities (or the terms of such grant), the Conversion Factor shall be adjusted by multiplying the Conversion Factor in force immediately prior to such issue (or grant) by the following fraction:

A + B
A + C

where:

A	is the number of ordinary shares and Convertible Shares in issue immediately before such issue or grant;

B	is the number of ordinary shares which the aggregate consideration (if any) receivable for the ordinary shares to be issued upon conversion or exchange or upon exercise of the right of subscription or purchase attached to such Securities or, as the case may be, for the ordinary shares to be issued or to arise from any such redesignation would purchase at such Current Market Price per ordinary share; and

C	is the maximum number of ordinary shares to be issued upon conversion or exchange of such securities or upon the exercise of such rights of subscription or purchase attached thereto at the initial conversion, exchange, subscription or purchase price or rate or, as the case may be, the maximum number of ordinary shares to be issued or to arise from any such redesignation.

Such adjustment shall become effective on the date of issue or grant.

(vi)	Modification of Rights

If and whenever there shall be any modification of the rights of conversion, exchange, subscription or purchase attaching to any such securities as are mentioned in paragraph (D)(iv) above (other than in accordance with the terms (including terms as to adjustment) applicable to such securities) so that following such modification the consideration per ordinary share receivable upon conversion, exchange, subscription or purchase is less than 95 per cent. of the Current Market Price per ordinary share on the dealing day last preceding the date of announcement of the proposals for such modification, the Conversion Factor shall be adjusted by multiplying the

PART X — ADDITIONAL INFORMATION—(Continued)

Conversion Factor in force immediately prior to such modification by the following fraction:

A + B
A + C

where:

A	is the number of ordinary shares and Convertible Shares in issue immediately before such modification;

B	is the number of ordinary shares which the aggregate consideration (if any) receivable by New British Energy for the ordinary shares to be issued upon conversion or exchange or upon exercise of the right of subscription or purchase attached to such securities, in each case as so modified, would purchase at such Current Market Price per ordinary share or, if lower, the existing conversion, exchange, subscription or purchase price of such securities; and

C	is the maximum number of ordinary shares to be issued upon conversion or exchange of such securities or upon the exercise of such rights of subscription or purchase attached thereto at the modified conversion, exchange, subscription or purchase price or rate but giving credit in such manner as an independent investment bank of international repute, selected by New British Energy and approved in writing by NLF, shall, acting as an expert, consider appropriate for any previous adjustment under this paragraph or paragraph (D)(iv) above.

Such adjustment shall become effective on the date of modification of the rights of conversion, exchange, subscription or purchase attaching to such Securities.

(vii)	Offer of Securities

Subject to paragraph (D)(viii) below, if and whenever New British Energy or any of its subsidiaries or (at the direction or request of, or pursuant to any arrangements with, New British Energy or any of its subsidiaries) any other company, person or entity shall offer any securities in connection with which offer ordinary shareholders as a class are entitled to participate in arrangements whereby such securities may be acquired by them (except where the Conversion Factor falls to be adjusted under paragraph (D)(ii) above (or would fall to be so adjusted if the relevant issue or grant was at a price less than 95 per cent. of the Current Market Price per ordinary share on the relevant dealing day) or paragraph (D)(iii) above) the Conversion Factor shall be adjusted by multiplying the Conversion Factor in force immediately before the making of such offer by the following fraction:

A -	(	B	-	D	)
Nt
A

where:

A	is the Current Market Price of one ordinary share on the dealing day immediately preceding the date on which the terms of such offer are publicly announced;

PART X — ADDITIONAL INFORMATION—(Continued)

B	is the Fair Market Value on the date of such announcement of the portion of the relevant offer attributable to one ordinary share; and

D	is the amount of any payment notified and paid to NLF by New British Energy prior to or at the same time as such offer of securities (where D/Nt does not exceed B).

Any payments referred to in D above shall be at the discretion of New British Energy, shall be made in addition to any other payment obligations of any member of the Group under the Contribution Agreement and must not result in a reduction to the Payment Percentage below the Payment Percentage prevailing immediately prior to such offer of securities. Any adjustment to the Payment Percentage as a result of such payment shall become effective on the first date on which the ordinary shares are traded ex-rights on the London Stock Exchange.

(viii)	Further Adjustments

(a)	If either:

(i)	any party determines that an adjustment should be made to the Payment Percentage as a result of one or more events or circumstances not referred to in paragraphs (D)(i) to (vii) above (even if the relevant event or circumstance is specifically excluded from the operation of paragraphs (D)(i) to (vii) above); or

(ii)	paragraph (D)(i), (iii) or (vii) would otherwise apply but the value of

(	B	-	D	)	would equal or exceed A,
Nt

NLF and New British Energy shall request an investment bank of international repute to determine as soon as practicable what adjustment (if any) to the Conversion Factor is fair and reasonable to take account thereof and the date on which such adjustment should take effect.

(b)	Upon such determination such adjustment (if any) shall be made and shall take effect in accordance with such determination, provided that an adjustment shall only be made pursuant to this paragraph (D)(viii) if such investment bank is so requested to make such a determination not more than 50 business days after the date on which the relevant event or circumstance arises, and provided that where the circumstances giving rise to any adjustment pursuant to the above provisions have already resulted or will result in an adjustment to the Conversion Factor or where the circumstances giving rise to any adjustment arise by virtue of any other circumstances which have already given or will give rise to an adjustment to the Conversion Factor, such modification (if any) shall be made to the operation of the above provisions as may be advised by the investment bank to be in their opinion appropriate to give the intended result.

(c)	The fees charged by the investment bank for making such a determination shall be shared equally by NLF and New British Energy.

(E)	Supplementary provisions relating to adjustment of the Conversion Factor

PART X — ADDITIONAL INFORMATION—(Continued)

(i)	Where more than one event which gives or may give rise to an adjustment to the Conversion Factor occurs within such a short period of time that in the opinion of the investment bank the foregoing provisions would need to be operated subject to some modification in order to give the intended result, such modification shall be made to the operation of the foregoing provisions as may be advised by such investment bank to be in its opinion appropriate in order to give such intended result.

(ii)	No adjustment will be made to the Conversion Factor where ordinary shares or other securities (including rights, warrants and options) are issued, offered, exercised, allotted, appropriated, modified or granted to, or for the benefit of, employees or former employees (including directors holding or formerly holding executive office) of New British Energy or any of its subsidiaries or any associated company or to trustees to be held for the benefit of any such person, in any such case pursuant to any employees’ share scheme (as defined in section 743 of the Act).

(iii)	If any doubt shall arise as to the appropriate adjustment to the Conversion Factor, a certificate of the investment bank shall be conclusive and binding on all concerned, save in the case of manifest or proven error.

(iv)	On any adjustment, the resultant Conversion Factor shall be rounded down to two decimal places. Any amount by which the Conversion Factor has been rounded down, shall be carried forward and taken into account in any subsequent adjustment.

For these purposes:

“Current Market Price” means, in respect of an ordinary share in New British Energy at a particular date, the average of the bid and offer quotations published in the London Stock Exchange Daily Official List for one ordinary share for the five consecutive dealing days (in respect of which such quotations are published) ending on the dealing day (in respect of which such quotations are published) immediately preceding such date, provided that if at any time during the said five day period the ordinary shares shall have been quoted ex-dividend or ex-any other entitlement and during some other part of that period the ordinary shares shall have been quoted cum-dividend or cum-any other entitlement then:

(i)	if the ordinary shares to be delivered do not rank for the dividend or entitlement in question, the quotations on the dates on which the ordinary shares shall have been quoted cum-dividend or cum-any other entitlement shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the amount of that dividend or other cash entitlement or, as the case may be, the value (as determined by an investment bank of international repute appointed by New British Energy and the NLF ) of any entitlement or dividend (where that is other than cash) per ordinary share (excluding, in the case of a dividend in cash, any associated tax credit and less the tax (if any) falling to be deducted on payment thereof to a resident of the United Kingdom); or

(ii)

if the ordinary shares to be delivered do rank for the dividend or entitlement in question, the quotations on the dates on which the ordinary shares shall have been quoted ex-dividend or ex-any other entitlement shall for the purpose of this definition be deemed to be the amount thereof increased by such similar amount, and provided further that if the ordinary shares on each of the said five dealing days have been quoted cum-dividend or cum-any

PART X — ADDITIONAL INFORMATION—(Continued)

other entitlement in respect of a dividend or entitlement which has been declared or announced but the ordinary shares to be delivered do not rank for that dividend or entitlement, the quotations on each of such dates shall for the purposes of this definition be deemed to be the amount thereof reduced by an amount equal to the amount of that dividend or other cash entitlement, or as the case may be, the value (as determined by the aforementioned investment bank) of any entitlement or dividend (where that is other than cash) per ordinary share (excluding, in the case of a dividend in cash, any associated tax credit and less the tax (if any) falling to be deducted on payment thereof to a resident of the United Kingdom); and

“Fair Market Value” means, with respect to any property on any date, the fair market value of that property as determined by an investment bank of international repute to be appointed by New British Energy and the NLF provided that:

(i)	the fair market value of an ordinary share in New British Energy on any date shall be the Current Market Price of an ordinary share on that date;

(ii)	the fair market value of a cash dividend paid or to be paid per ordinary share shall be the amount of such cash dividend per ordinary share determined as at the date of announcement of such dividend; and

(iii)	where options, warrants or other rights are publicly traded in a market of adequate liquidity (as determined by such investment bank) the fair market value of such options, warrants or other rights shall equal the arithmetic mean of the daily closing prices of such options, warrants or other rights during the period of five trading days on the relevant market commencing on the first such trading day such options, warrants or other rights are publicly traded, in each case converted into pounds sterling (if expressed in a currency other than pounds sterling) at such rate of exchange as may be determined in good faith by the aforementioned investment bank to be the spot rate ruling at the close of business on that date (or if no such rate is available on that date, the equivalent rate on the immediately preceding day on which such a rate is available).

Waivers

The NLF may waive its right to an NLF Cash Sweep Payment if such payment would result in a reduction of the Payment Percentage. However, the NLF cannot, through the waiving of the NLF Cash Sweep Payment for any period, increase the Payment Percentage above the Payment Percentage applicable at that time.

Covenants

There are a number of covenants in the Contribution Agreement. These are intended to ensure, amongst other things, that the NLF is able to exercise the NLF Conversion Right.

In addition, for as long as any member of the Group owns and operates any power station, members of the Group will not be entitled to:

(A) incur any expenditure for any purpose other than:

(i)	Agreed Collateral Purposes;

(ii)	covering lost revenue and costs from outages of generating stations;

PART X — ADDITIONAL INFORMATION—(Continued)

(iii)	meeting:

(a)	working capital requirements (including the provision of collateral for such purposes);

(b)	payments or repayments of principal and interest due in respect of outstanding Group borrowings including, for the avoidance of doubt, any amounts to be paid under a Mandatory Repurchase Offer, as described in the terms of the New Bonds; and

(c)	operating costs and expenses of the Group; and

(iv)	funding expenditure in respect of any or all of the nuclear power stations and/or the Eggborough power station, the primary purpose of which is any of the following:

(a)	maintenance of the nuclear power stations and/or the Eggborough power station;

(b)	non-recurring maintenance of the nuclear power stations and/or the Eggborough power station;

(c)	repair of a capital nature to the nuclear power stations and/or the Eggborough power station;

(d)	enabling aggregate annual output of the nuclear power stations at a level which is around the highest annual output of the nuclear power stations in any one of the immediately preceding five financial periods (subject to a minimum of 68 TWh), such annual output calculation to be appropriately adjusted as nuclear power stations are closed, provided that, without prejudice to the foregoing paragraphs of this covenant, this paragraph (d) does not permit capital investment in excess of £20m per annum (or such higher amount as the Secretary of State may, in her absolute discretion, agree from time to time) where the principal purpose of such capital investment is to enable the extension of the scheduled closure date of one or more of the nuclear power stations; and/or

(e)	enabling output at the Eggborough power station at a level which is consistent with historical performance levels; or

(B) distribute, announce or pay any dividend or enter into a legally binding contract to make any acquisition unless:

(i)	as at the end of the immediately preceding accounting period Cash (including cash used for Agreed Collateral Purposes) equalled or exceeded the aggregate of:

(a)	the NLF Cash Sweep Payment (if any) for the preceding accounting period,

(b)	the amount allocated to the Forecast Expenditure Reserve,

(c)	in the case of dividends and acquisitions, the amount of the intended dividend or acquisition (less any allocation to Forecast Expenditure Reserve in respect of any such acquisition), and

(d)	the Target Amount on the date such expenditure, dividend or acquisition is made, declared or proposed, and

(ii)	as at the end of the then accounting period Cash (including cash used for Agreed Collateral Purposes) would or would be likely to equal or exceed:

(a)	the aggregate amount of such expenditure, dividend or acquisition, and

PART X — ADDITIONAL INFORMATION—(Continued)

(b)	the Target Amount at the end of the then accounting period, or

(c)	in the case of expenditure (other than on distributions or acquisitions of an undertaking), such expenditure is already provided for in the Forecast Expenditure Reserve.

However, no member of the Group shall be restricted under these provisions from:

(i)	incurring expenditure, up to a maximum amount of:

(a)	£2m for the financial period ending 31 March 2005;

(b)	£1.5m for the financial period ending 31 March 2006; and

(c)	£1m for each financial period thereafter,

on the development of renewable energy projects identified and agreed by New British Energy and the Secretary of State as at the Restructuring Effective Date, and which would qualify for ROCs, including costs incurred in the sale of such projects but excluding any costs of construction;

(ii)	exercising one or more options, identified and agreed by New British Energy and the Secretary of State as at the Restructuring Effective Date, to purchase wind farm developments pursuant to the “Option to Purchase and Development Services in Relation to Wind Farm Sites” dated 20 November 2001 between British Energy Renewables Ltd and Amec Services Ltd, subject to the aggregate exercise fees paid since 29 November, 2002 not exceeding £10m; or

(iii)	complying with its obligations under the agreed forms of each of the following:

(a)	the New CTA referred to in paragraph (p) below;

(b)	the Amended Credit Agreement referred to in paragraph (o) below;

(c)	the Share Option Agreement referred to in paragraph (r) below; and

(d)	the Asset Option Agreement referred to in paragraph (q) below,

In addition none of these covenants shall prevent any member of the Group from complying with its obligations under the Nuclear Liabilities Agreements or from implementing the Restructuring in accordance with or as contemplated by the Creditor Restructuring Agreement.

Trading principles

Under the terms of the Contribution Agreement the Company must also adopt prudent trading policies and once adopted, it must comply with and procure that its subsidiaries comply with such policies. By a letter from the Company, Holdings plc, BEG and BEG UK to the Secretary of State and the NLF to be dated on or about the date of the Contribution Agreement, the Company will notify the Secretary of State and the NLF of the approval and adoption of certain trading principles in connection with its agreement to adopt prudent trading policies. The Board’s stated overriding policy is to be risk averse with the objective of ensuring the ongoing sustainable viability of its business and accordingly its trading strategy will seek to protect against downside risk without foregoing prudent opportunities to enhance the value of its output. The principles referred to above are set out below:

(A)	Scope

(i)	The Company’s core markets are those appropriate or necessary to protect or enhance the value of the core assets. The trading activities within those markets shall be those appropriate or necessary to protect and enhance that value.

PART X — ADDITIONAL INFORMATION—(Continued)

(ii)	For as long as the Company does not hold an investment grade rating activities undertaken in non-core markets will be to hedge or enhance the value to be realised in the core markets.

(iii)	The Company will not undertake material new trading activities or engage in new markets without having conducted an internal pre-authorisation process consistent with industry best practice. The Board will endeavour to satisfy itself that under reasonably foreseeable circumstances the Company will not, as a result of entry into the new activities or new markets, incur significant additional risk of a shortfall of financial resources and that the medium term risk-return profile of the new activities or new markets supports value creation.

(B)	Governance and internal controls

(iv)	The Company will ensure that it has rigorous trading governance arrangements in place. These arrangements shall include, but are not limited to, the appointment of persons independent of trading line management with oversight responsibility for the assessment and management of trading risk within the company (“trading risk personnel”). These persons should have appropriate authority and shall report periodically to an appropriate board committee chaired by a non-executive director.

(v)	The Company will ensure that at all times appropriately qualified and experienced staff are in place to conduct trading and risk management activities to a “best practice” standard commensurate with and aligned to the risks faced by the Company.

(vi)	The Company will develop, adopt and maintain a system of value and risk management metrics that conform to industry standards where these are established and are comprehensive across the Company’s markets and activities. These systems shall allow the prompt reporting to the Chief Executive and Board of a breach, of the financial and commercial viability principles referred to below.

(C)	Reporting

(vii)	The Board shall consider, at least annually, a report on how these principles have been implemented and the Chief Executive will report to the Secretary of State on an annual basis with an assessment of how the trading activities of the Company have been and continue to be compliant with these principles.

(viii)	The Board shall require that an independent expert, who may also be the Company’s external auditor, conduct an annual assessment of the governance, control and risk management systems relating to the Company’s trading activities in respect of their effectiveness and appropriateness.

(ix)	As part of the process to be undertaken annually, the Company will ensure compliance with the revised Combined Code on Corporate Governance and the requirements of Sarbox (as appropriate).

(D)	Alignment of trading to generating and supply activities

(x)	The Company will ensure that any trading strategy adopted takes account of the performance characteristics and capability of the Company’s generating plant, including a realistic view of the likelihood and magnitude of unplanned outages based on past performance and trends.

PART X — ADDITIONAL INFORMATION—(Continued)

(xi)	The Company will ensure that there is an appropriate risk transfer and pricing mechanism between the trading, generation and supply business units (or any successors of these entities).

(E)	Financial and commercial viability

(xii)	The Company will conduct its trading activities with the aim of ensuring it retains adequate working capital headroom for its trading activities. In doing so it will closely and regularly monitor its working capital headroom, which will be defined as the difference between: (i) working capital available (including cash and other liquid reserves); and (ii) working capital requirements (including total collateral, and capital committed to other expenditure).

(xiii)	When the working capital headroom is tight, i.e. at or below 10 per cent. of the working capital available, or reasonably forseeable sensitivities (including changes to output levels, market price shocks, reserves for credit and operational losses) within the next twelve months indicate that headroom is likely to become tight during that period, the Company will take all necessary reasonable actions to husband cash and implement, as soon as practicable, those measures required to provide an actual, or forecast, working capital headroom in excess of 10 per cent. of working capital available.

(xiv)	The Company will maintain this oversight on at least a monthly basis. A summary of all instances where the working capital headroom falls below the 10 per cent. threshold, and the actions taken to restore the adequate working capital headroom, shall be reported annually to the Secretary of State.

(xv)	When adopting or endorsing any trading strategy, the Company will take explicit account of the need to preserve its ability to generate value in both the medium and long term across its routes to market. It shall adopt a risk based capital allocation process with a view to achieving the overall objective described in the first paragraph that takes account, amongst others, of:

(a)	expected returns and associated risks;

(b)	the timing of sales;

(c)	the balance between: (i) volumes under fixed price contracts; and (ii) uncontracted volumes and volumes under floating price contracts;

(d)	the preservation of routes to market; and

(e)	access to counterparties.

Other clauses

Each of BEG, BEG UK, New British Energy and Holdings plc may assign and transfer all or any part of its rights, benefits and obligations under the Contribution Agreement to a wholly-owned subsidiary of the Group or to the ultimate parent company of the Group if the assignee has a nuclear power station transferred to it by BEG or BEG UK, holds all necessary regulatory consents and approvals, delivers to NLF and the Secretary of State a duly completed and executed deed of adherence in respect of the Contribution Agreement, has entered into a deed of adherence in respect of, and in accordance with the terms of, the NLFA, the Government Option Agreement and the HLFA, and has become an additional guarantor in accordance with the Guarantee and Indemnity described in paragraph (k) below.

PART X — ADDITIONAL INFORMATION—(Continued)

Each of BEG, BEG UK, New British Energy and Holdings plc may also assign and transfer all or any part of its rights, benefits and obligations under the Contribution Agreement to any person which is not a wholly-owned subsidiary or the ultimate parent company of the Group but any such assignment or transfer must be effected pursuant to, and in accordance with, the provisions of the NLFA.

The Secretary of State and NLF may at any time assign all or any part of the benefit of their rights or benefits under the Contribution Agreement to their successors in title, a Minister of the Crown, the Treasury, a department, non-departmental body or other agency of the Crown, any body corporate established by statute some or all of the members of which are appointed by a Minister of the Crown or other government entity or any person directly or indirectly owned by, or held on trust for, the Secretary of State or other Minister of the Crown. The parties are currently proposing an amendment to this provision so that the NLF may only assign all or any part of the benefit of its rights or benefits under the Contribution Agreement with the consent of the Secretary of State.

The obligations of BEG, BEG UK, the Company and Holdings plc under the Contribution Agreement are guaranteed by the Material New British Energy Group Companies under the Guarantee and Indemnity detailed in paragraph (k) below;

Immediately Effective Provisions

Certain provisions of the Contribution Agreement came into effect on 1 October 2003, the date of signing the Government Restructuring Agreement. These include the obligations (described above) requiring the Group: (i) to invest cash comprised in the Cash Reserve only in accordance with the Group’s treasury policy on investments, (and, subject to the prior written consent of the Secretary of State, in investments falling outside this policy); and (ii) to provide the NLF and the Secretary of State, within 10 Business Days following the end of each quarter of a financial period, with a written summary (in such form as NLF may reasonably request) of such investments, and generally applicable provisions including restrictions on assignment and boilerplate provisions.

Review

Following the second anniversary of the Restructuring Effective Date, each of the parties to the Contribution Agreement must review how the agreement has operated in practice and shall, in the conduct of the review, submit a paper to the other parties detailing the implementation of the agreement in the period since the Restructuring Effective Date and any proposals for improving the operation of the agreement.

(f)	Debenture to be dated on the Restructuring Effective Date and entered into between the Secretary of State, the NLF and the Obligors (as defined in Schedule 1 thereto) (DDP Debenture).

In order to secure the Decommissioning Default Payment and related costs and expenses related thereto and pursuant to the DDP Debenture, the Obligors have given certain security over their assets in favour of the NLF. This security consists of a first legal mortgage over the Key Properties (set out in Schedule 2 to the DDP Debenture) and a first fixed charge over each Obligor’s Charged Securities (set out in Schedule 3 to the DDP Debenture). Furthermore, each Obligor has given security by way of a first floating charge over all of its present and future assets, property, business, undertaking and uncalled capital, including all rights under and in respect of these. The floating charge is deemed to rank second in priority to: (i) a charge

PART X — ADDITIONAL INFORMATION—(Continued)

created in favour of Barclays Bank plc pursuant to the Receivables Deed of Charge to the Receivables Facility Agreement (subject to certain restrictions); and (ii) in respect of the BACS Facility Collateral (as defined therein) to the extent that such BACS Facility Collateral is subject to a charge created by BEG UK in favour of Citibank N.A.

The following assets have also been excluded from the floating charge:

(i)	each obligor’s rights and benefits under the NLFA and HLFA;

(ii)	cash collateral, letters of credit or other forms of credit support which are subject to a security interest used to secure obligations of either BEG, BEG UK, BEPET EPL, BETS or the Electricity Supply Subsidiary (as defined therein) under certain trading, procurement and supply arrangements (subject to certain restrictions); and

(iii)	cash collateral provided to HSBC Bank plc by BE to secure the Group’s liabilities pursuant to the Group’s credit card facilities agreement (subject to certain restrictions).

The DDP Debenture contains further assurance provisions as well as a power of attorney to ensure that all future acquired property will fall within the scope of the security created above. The NLF must seek the instruction of the Secretary of State before exercising any right or performing any obligation, must take any such action as the Secretary of State instructs, may only act in accordance with the instructions of the Secretary of State and will rely on the instructions of the Secretary of State.

Summaries of the Scottish law security documents are set out below at paragraphs (g) and (h).

(g)	Standard security over Torness power station to be dated on the Restructuring Effective Date and entered into between BEG UK and the NLF (Torness Standard Security).

In order to secure the Decommissioning Default Payment and related costs and expenses under the Contribution Agreement, in addition to the DDP Debenture, BEG UK has granted a first ranking Scottish standard security in favour of the NLF over the property known as and forming Torness Power Station, Torness, East Lothian, as more particularly described in the Schedule to the Torness Standard Security.

The NLF must seek the instruction of the Secretary of State before exercising any right or performing any obligation, must take any such action as the Secretary of State instructs, may only act in accordance with the instructions of the Secretary of State and will rely on the instructions of the Secretary of State.

(h)	Standard security over Hunterston B power station to be dated on the Restructuring Effective Date and entered into between BEG UK and the NLF (Hunterston Standard Security).

In order to secure the Decommissioning Default Payment and related costs and expenses under the Contribution Agreement, in addition to the DDP Debenture, BEG UK has granted a first ranking Scottish standard security in favour of the NLF over the property known as and forming Hunterston B Power Station, West Kilbride, Ayrshire, as more particularly described in the Schedule to the Hunterston Standard Security.

The NLF must seek the instruction of the Secretary of State before exercising any right or performing any obligation, must take any such action as the Secretary of

PART X — ADDITIONAL INFORMATION—(Continued)

State instructs, may only act in accordance with the instructions of the Secretary of State and will rely on the instructions of the Secretary of State.

(i)	Option agreement to be dated on the Restructuring Effective Date and made between the Secretary of State, BEG UK, BEG, New British Energy and Holdings plc (Government Option Agreement).

Certain provisions under this agreement came into effect on 1 October 2003 pursuant to the Government Restructuring Agreement described above at paragraph 17.1(n). These are highlighted against the relevant provisions below.

Options

Pursuant to the Government Option Agreement, BEG and BEG UK each grant irrevocable options to the Secretary of State to acquire BEG and BEG UK’s nuclear power stations in order to decommission them (an Option to Decommission) or extend their operating life beyond its scheduled closure date or its early closure date (if BEG or BEG UK decides to close a station before its scheduled closure date) (an Option to Operate) (each a Station Option). Upon exercise of a Station Option the Secretary of State is entitled to nominate another person or persons to acquire the relevant power station (the Station Purchaser). The consideration to be paid by the Station Purchaser to BEG or BEG UK, as the case may be, for each station will be a nominal £1.00.

In addition to the grant of the Station Options, BEG and BEG UK also each grant to the Secretary of State a separate option (a Partial Closure Option) exercisable where one but not both reactors at a power station is closed either before its scheduled closure date or the scheduled/actual closure date of the other reactor at the relevant power station. A Partial Closure Option is for the Secretary of State to require BEG or BEG UK, as the case may be, to continue operating the relevant closed reactor under a maintenance and operation contract (on terms to be agreed following principles set out in the Government Option Agreement); the Station Purchaser will not acquire the relevant power station.

An Option to Decommission is exercisable at any time, whether before or after the relevant power station’s closure date. An Option to Operate may be exercised at any time up to and including the date which is 2 years before the scheduled closure date of a power station. Where BEG or BEG UK has given notice, as it is obliged to do under the Government Option Agreement, that it will close a power station early, the time period within which the Secretary of State may exercise an Option to Operate varies depending on the length of notice of the early closure which BEG or BEG UK (as the case may be) has been able to give the Secretary of State.

Cost allocation

If the Secretary of State exercises a Station Option, then with effect from the Option Effective Date (the date of scheduled or early closure of a power station (or in the latter case a short time thereafter, depending on the length of notice of closure BEG or BEG UK has provided to the Secretary of State)), the Group will bear all the costs and expenses incurred as a result of operating the relevant power station and receive any payments and other benefits in relation to the operation of such power station in the period up to (but excluding) the Option Effective Date, and the Station Purchaser will bear all costs and expenses (and pay to the Group a reasonable margin as agreed on those costs and expenses) which are incurred and receive any payments and other benefits in relation to the operation of the relevant power station in the period after the Option Effective Date.

PART X — ADDITIONAL INFORMATION—(Continued)

Specific cost allocation provisions require the Secretary of State to reimburse BEG or BEG UK’s costs if she terminates the acquisition of a power station having exercised an Option to Operate or Option to Decommission that power station. However, this costs reimbursement only applies to costs which are incurred solely as a result of the Secretary of State’s exercise of that option. In addition, this cost reimbursement provision does not apply in certain specified circumstances (namely, where the acquisition is terminated because of breach of warranty or completion obligation by BEG or BEG UK or where the completion conditions cannot be fulfilled). Where a Station Option is not exercised in respect of a power station or part of a power station, BEG or BEG UK as relevant, shall bear all the costs relating to such power station up to and including the closure date of the power station, and thereafter the costs and expenses relating to that station will be borne by the Secretary of State in accordance with and to the extent contemplated by the NLFA.

Where a Station Option is not exercised, costs relating to decommissioning will be dealt with under the NLFA.

Completion of a transfer of station following exercise of an option

The date of completion of the sale or transfer of the relevant power station following the exercise of a Station Option will be (unless otherwise agreed): (i) on the exercise of an Option to Decommission, the later of (a) 36 months after the exercise of the Station Option and (b) the scheduled closure date or early closure date (as the case may be) of the relevant power station; (ii) on the exercise of an Option to Operate (a) on the scheduled closure date or (b) early closure date of the relevant power station (where the same is more than 30 months after notice by BEG or BEG UK of the early closure date); and (c) in all other circumstances, no later than 36 months after the exercise of such an option.

The completion of the sale or transfer of a power station following exercise of a Station Option is conditional, primarily upon the licensing of the Station Purchaser to carry out the decommissioning or operation of the relevant power station, and other matters including the Station Purchaser obtaining all required consents and authorisations.

Station and station assets

The following assets will be passed to the Station Purchaser upon completion of the sale or transfer of an optioned power station: (i) plant and machinery; (ii) the benefit and burden of contracts relating to the operation of the relevant power station current at the date of completion (certain contracts are excluded); (iii) intellectual property as is exclusively used, acquired for use, held for use or developed for use in connection with the relevant power station at the date of completion; (iv) certain nuclear fuel located and loaded into a reactor at the relevant power station; (v) stocks of consumable materials; (vi) certain large items of spare plant and machinery such as turbines, transformers, generators and pump and gas circular components located at the relevant power station (the Station Specific Spares); (vii) all allowances allocated to the relevant power station under any emissions trading scheme from time to time; and (viii) all other property, assets, and rights of Group companies used solely in connection with the operation of the relevant power station as at the completion date, excluding cash in hand or at bank, certain amounts recoverable for taxation, and intellectual property not exclusively used at the relevant power station.

Risk in the assets to be transferred to the Station Purchaser following the exercise of a Station Option passes on the Option Effective Date.

PART X — ADDITIONAL INFORMATION—(Continued)

Except in the case of intellectual property transferring upon completion, BEG or BEG UK, as relevant, will grant a non-exclusive, royalty-free and irrevocable licence under all intellectual property relating to the relevant power station for the duration of the operation of that power station.

Certain assets are excluded from the sale (the Excluded Assets). These include: (i) nuclear fuel located at the relevant power station which has not been loaded into a reactor (Excluded Fuel), which may be separately purchased by the Station Purchaser; and (ii) any item of plant and machinery whose non-availability would potentially involve a loss of electricity generation at a power station over a certain threshold, and which is retained by the Group in relation to its fleet of power stations as a whole (Strategic Spares), which may also be separately requested by the Station Purchaser, provided that the Station Purchaser must promptly replace such equipment, and in certain circumstances, pay to BEG or BEG UK any net loss of revenue incurred by them in the period before the equipment was replaced.

Upon the commencement of the decommissioning of a power station which has transferred to the Station Purchaser under the Government Option Agreement, BEG or BEG UK, as relevant, is entitled to remove certain equipment if required for use in power stations retained by the Group. If such equipment is later sold or loaned to a third party, BEG or BEG UK must pay the amount of consideration received by them from such sale or loan of the equipment to the Secretary of State.

In relation to the licensed power station site, the Government Option Agreement provides for the land within the existing security fence boundary and any additional land which is required by the Station Purchaser to either decommission or operate the relevant power station to be transferred to the Station Purchaser. Any portion of land which is not so required will remain with BEG or BEG UK as the case may be. Land outside the existing station security fence boundary which may be so transferred is to be transferred subject only to matters affecting it at the date of the agreement save for subsequent matters arising otherwise than by reason of the voluntary act of the Group or its successors in title. The agreement provides for certain rights (principally of access and provision of services) to be granted at the time of transfer of the land to the Secretary of State (or its nominated purchaser) over land owned by the Group. There are restrictions to protect those rights and the Secretary of State’s consent is required to any new, varied or supplemented property documents affecting the land which may be transferred as a result of the agreement.

Post completion contracts

On exercising a Station Option, the Secretary of State may also require BEG or BEG UK (as the case may be) to enter into a contract: (i) for the continued operation of the relevant power station after its scheduled/early closure date (providing ancillary services or the management and operation of the station); or (ii) for the defuelling of that power station. Where the Station Purchaser will carry out the decommissioning or continued operation of a power station following completion by itself, BEG or BEG UK may also be required to enter into ancillary services agreements with the Station Purchaser. The terms and conditions of these contracts are to be negotiated and agreed on an arms’ length basis guided by general principles set out in the Government Option Agreement, and agreement on the terms of these contracts, if to be entered into, is a precondition to completion of the sale or transfer of a power station.

The Government Option Agreement contemplates the application of the Transfer of Undertakings (Protection of Employment) Regulations 1981 (the Regulations) in relation to the employees located at an optioned power station in the event of the

PART X — ADDITIONAL INFORMATION—(Continued)

sale or transfer of a power station and in the event of the termination of any of the post completion contracts referred to above (if any). Where the Regulations apply, the Station Purchaser will take responsibility for all employment costs which arise after the date of transfer, and the relevant Group company remains liable for all pre-transfer costs and liabilities. Bonus payments will be apportioned on a pro rata basis. If the Regulations trigger the transfer of any employee who is essential (e.g. for regulatory or safety reasons) for the continued operation of a station which remains with the Group, the Station Purchaser, if requested by the Group, is required to provide the services of that essential employee back to the relevant Group company on terms to be negotiated in good faith.

The Government Option Agreement provides for the arrangements in respect of the pensions of employees transferring to the Station Purchaser following the exercise of a Station Option to be addressed at a date closer to the relevant power station’s scheduled closure date. BEG and BEG UK have obligations to provide certain information regarding their pensions arrangements to the Secretary of State.

Excluded liabilities

The provisions of the Government Option Agreement are without prejudice to BEG or BEG UK’s right to extend or defer the scheduled or early closure date of a power station pursuant to the NLFA. Further, except in respect of the redundancy costs of power station employees and certain environmental liabilities relating to an optioned power station (see below for further detail), the rights of the Secretary of State or Station Purchaser in respect of BEG and BEG UK’s obligations to discharge, and indemnities given in respect of, the excluded liabilities under the NLFA or excluded liabilities under the HLFA are not affected by the Government Option Agreement. However, the Secretary of State is required to discharge, and indemnifies BEG, BEG UK, New British Energy and Holdings plc in respect of any incremental increases to the excluded liabilities which are caused by it (increased excluded liabilities).

In respect of environmental matters regarding an optioned power station, the Group’s obligations to discharge and indemnify the Secretary of State for the excluded liabilities as referred to above (whether under the NLFA or the Government Option Agreement) (the BE Environmental Indemnification) do not apply to certain environmental matters in relation to that power station which are first caused, arise or come into existence after the Effective Date. The specific provisions and exceptions to this vary according to whether an Option to Operate or an Option to Decommission is exercised. The Secretary of State and Station Purchaser are obliged to mitigate any claim under the BE Environmental Indemnification in respect of environmental matters, and the BE Environmental Indemnification does not apply to environmental works carried out as part of the decommissioning of a power station.

In relation to the redundancy costs of employees who transfer with an optioned power station but are later dismissed by the Station Purchaser, the Government Option Agreement sets out the apportionment of redundancy costs to be borne by the Station Purchaser and BEG or BEG UK as the case may be, based upon the periods of employment of the relevant employee by the Station Purchaser and by BEG or BEG UK. The calculation of costs to be apportioned will take into account salary, any compensation payable under relevant legislation or any discretionary redundancy scheme relevant to the dismissed employee, and any entitlements to pension enhancements.

PART X — ADDITIONAL INFORMATION—(Continued)

Indemnities

The Secretary of State agrees to provide indemnification to BEG, BEG UK and certain Group companies in respect of transferring employees, redundancy costs, failures to comply with the Regulations (in each of these situations, from the date on which the employment of such transferring employees transfers under the Regulations), and for any losses arising from the waiver of any condition to completion, increased excluded liabilities, and in respect of those environmental matters which are not subject to the BE Environmental Indemnification.

The Station Purchaser provides indemnification to BEG, BEG UK and certain Group companies for losses arising as a consequence of its communication with employees of a relevant power station in respect of the sale or transfer of a power stations or proposed changes to such employees’ terms and conditions of employment.

BEG, BEG UK, New British Energy and Holdings plc agree to indemnify the Secretary of State or Station Purchaser for losses arising from debts, liabilities or obligations which are not expressly the responsibility of the Secretary of State or the Station Purchaser under the Government Option Agreement or other Nuclear Liabilities Agreements, excluded liabilities, the employment (or termination) of any transferring employee prior to the specified transfer time, any failure of those parties to comply with their obligations to consult with employees under the Regulations, any breach of the parties’ obligations to bear costs relating to the transferring employees prior to the specified transfer time and any other act or omission done by those parties in relation to any transferring employee on or before the specified transfer time.

In addition to corporate authority representations and warranties, certain warranties and representations are provided by BEG, BEG UK, New British Energy and Holdings plc in respect of the power station and assets to be transferred under the Government Option Agreement. The bringing of claims against BEG, BEG UK, New British Energy or Holdings plc by the Secretary of State or the Station Purchaser in respect of any of the warranties given by the Group under the Government Option Agreement are restricted unless written notice is provided to the relevant Group company on or prior to the second anniversary of the relevant completion date of the sale or transfer of the relevant power station.

Assignment

Each of BEG, BEG UK, New British Energy and Holdings plc may assign and transfer all or any part of its rights, benefits and obligations under the Government Option Agreement to a wholly-owned subsidiary of the Group or to the ultimate parent company of the Group if the assignee has a power station transferred to it by BEG or BEG UK, holds all necessary regulatory consents and approvals, delivers to the Secretary of State a duly completed and executed deed of adherence in respect of the Government Option Agreement, has entered into a deed of adherence in respect of, and in accordance with the terms of, the NLFA, the Contribution Agreement and the HLFA, and has become an additional guarantor in accordance with the Guarantee and Indemnity described in paragraph (k) below.

Each of BEG, BEG UK, New British Energy and Holdings plc may also assign and transfer all or any part of its rights, benefits and obligations under the Government Option Agreement to any person which is not a wholly-owned subsidiary or the ultimate parent company of the Group, but any such assignment or transfer must be effected pursuant to, and in accordance with, the provisions of the NLFA.

PART X — ADDITIONAL INFORMATION—(Continued)

The Secretary of State may at any time assign all or any part of the benefit of their rights or benefits under the Government Option Agreement to their successors in title, a Minister of the Crown, the Treasury, a department, non-departmental body or other agency of the Crown, any body corporate established by statute some or all of the members of which are appointed by a Minister of the Crown or other government entity or any person directly or indirectly owned by, or held on trust for, the Secretary of State or other Minister of the Crown.

This provision came into effect on 1 October 2003 under the Government Restructuring Agreement, as set out above.

Restrictions

Certain restrictions are imposed on the Group during the option exercise periods, including the obligation on BEG and BEG UK to use all reasonable endeavours to operate the station in the ordinary course of its business and to comply with the Minimum Performance Standard as defined under the NLFA. BEG and BEG UK are also prohibited from carrying out certain matters (including (amongst others), the entry into certain contracts or commitments for capital expenditure (except where approved under the Contribution Agreement or NLFA), or granting security over the power stations without approval from the Secretary of State), or certain other actions which may affect the stations following transfer under the agreement) without the prior consent in writing of the Station Purchaser.

In addition, the Government Option Agreement imposes a general obligation upon BEG, BEG UK, New British Energy and Holdings plc to provide information and/or access to its records, employees or advisers, upon request, and in order to assist the Secretary of State in deciding whether or not to exercise a Station Option or Partial Closure Option. BEG and BEG UK are required to warrant the accuracy of some of the information which may be provided. This obligation to provide information on early station closure came into effect on 1 October 2003 pursuant to the Government Restructuring Agreement, as set out above.

Other clauses

The obligations of BEG, BEG UK, New British Energy and Holdings plc under the Government Option Agreement are guaranteed by the Material British Energy Group Companies under the Guarantee and Indemnity detailed in paragraph (k) below.

Other general provisions boilerplate provisions came into effect on 1 October 2003 under the Government Restructuring Agreement, as set out above.

(j)	Nirex option agreement to be dated on the Restructuring Effective Date between the Secretary of State, BEG UK, BEG and New British Energy (Nirex Option Agreement).

Option

Nirex is a company owned and funded by (amongst others) various owners of nuclear installations in the UK and was established to research into and develop a facility for the disposal of intermediate level nuclear waste. Under the Nirex Option Agreement, BEG and BEG UK will each grant the Secretary of State an irrevocable option (the Nirex Option) to: (i) purchase, or nominate another person (the Nirex Purchaser) to purchase, all of the shares owned by BEG and BEG UK in Nirex, (the Nirex Shares); and (ii) have assigned to the Nirex Purchaser all rights and benefits

PART X — ADDITIONAL INFORMATION—(Continued)

of all loans made by BEG and BEG UK to Nirex (the Nirex Loans). The consideration for the Nirex Shares and the Nirex Loans to be paid by the Nirex Purchaser is nominal at £1.00 to each of BEG and BEG UK.

The Nirex Option can be exercised by the Secretary of State at any time but is conditional on: (i) receipt of the written consent of the other shareholders in Nirex to the transfer of the Nirex Shares; (ii) the accession of the Nirex Purchaser to the shareholders agreement relating to Nirex; (iii) novation of contracts (the Research and Advisory Contracts) entered into by BEG and BEG UK under which BEG and BEG UK obtain advisory services from, and provide funds to, Nirex, to the Nirex Purchaser; and (iv) receipt of the written consent of Nirex and the counterparties to other Research and Advisory Contracts placed by Nirex (currently all the shareholders in Nirex) to the aforementioned novation. If such conditions are not satisfied prior to the date of the Agreement, then the parties are to use all reasonable efforts to satisfy the conditions as soon as reasonably practicable thereafter. If the conditions are not fulfilled or waived by the Secretary of State on or before one month after the satisfaction of the restructuring condition in accordance with the Government Restructuring Agreement (summarised at paragraph 17.1(n)), unless a later date is agreed, the agreement will automatically terminate on that date. As mentioned above in Part VI: Further information relating to the Restructuring, paragraph headed: Nuclear Liabilities Fund, the Nirex Option Agreement will fall away in the event that the Group sells its interests in Nirex under an alternative agreement as proposed by the Government in connection with the restructuring of Nirex.

The Nirex Option is exercised by the Secretary of State serving a notice in agreed form to each of BEG and BEG UK. Within 5 business days of the receipt of an option notice (or such later date as may be agreed) (the Transfer Date), BEG and BEG UK are each required to deliver to the Nirex Purchaser all documentation as set out in the agreement which is required to transfer the Nirex Shares and to assign the Nirex Loans to the Nirex Purchaser.

From the Transfer Date, any dividends, interest, revenue and other benefits earned or received by BEG and BEG UK or any other Group company in respect of the Nirex Shares or the Nirex Loans shall be held by BEG and BEG UK and/or the relevant Group company on trust for and shall be paid to the order of the Nirex Purchaser. In addition, the Nirex Purchaser, BEG and BEG UK, are required to enter into and to use their reasonable endeavours to ensure that the other relevant parties enter into deeds of accession in respect of the shareholders agreement relating to Nirex, and novation agreements transferring the Research and Advisory Contracts from BEG and BEG UK to the Nirex Purchaser with effect from the Transfer Date, upon or as soon as reasonably practicable after the Transfer Date. These deeds are in agreed form scheduled to the agreement.

Warranties and indemnities

The Secretary of State agrees to provide indemnification to each of BEG and BEG UK against any costs, damages and other losses suffered by either of them as a result of the failure to obtain any of the required consents to the transfer of the Nirex Shares and Nirex Loans, the failure of either the Nirex Purchaser and/or any other party thereto to enter into deeds of accession or novation agreements as mentioned above, and any of the obligations of either BEG and BEG UK arising under the Research and Advisory Contracts after the Transfer Date.

In addition to corporate authority representations and warranties, certain warranties and covenants are provided by BEG, BEG UK and New British Energy in

PART X — ADDITIONAL INFORMATION—(Continued)

respect of their ownership of and as regards the transfer of the Nirex Shares and Nirex Loans. The agreements also restricts BEG or BEG UK and any other Group company from acquiring or selling or subscribing any legal interest directly or indirectly, or granting any form of security or encumbrance over or affecting any Nirex Shares or the rights and benefits under the Nirex Loans, without the prior consent in writing of the Secretary of State.

Other clauses

Transfers of the Nirex Shares and assignments of the rights and benefits of the Nirex Loans are permitted within the British Energy Group subject to certain conditions, including the accession of the Group transferee to the Nirex Option Agreement. The Secretary of State is permitted to assign the benefit of all or any part of its rights or benefits under the Nirex Option Agreement to any statutory corporation or any other government entity, however BEG, BEG UK or New British Energy are restricted from assigning their rights and benefits under the Agreement save where such assignment is in connection with an intra-group transfer.

The obligations of BEG, BEG UK and New British Energy under the Nirex Option Agreement are guaranteed by the Material New British Energy Group Companies under the Guarantee and Indemnity detailed in paragraph (k) below.

(k)	Guarantee and indemnity to be dated on the Restructuring Effective Date and made between the Secretary of State, the NLF and the guarantors (being at the date of the Guarantee and indemnity, the companies set out in Schedule 1 thereof) (Guarantee and Indemnity).

Under the Guarantee and Indemnity, the Material New British Energy Group Companies will guarantee to the NLF, the Secretary of State and any assignee or nominee of the Secretary of State (including without limitation, any Station Purchaser (as defined in the Government Option Agreement referred to in paragraph (i) above) and the Nirex Purchaser (as defined in the Nirex Option Agreement referred to in paragraph (j) above)) the obligations of the Licensees (as defined in the NLFA referred to in paragraph (c) above), Holdings plc and New British Energy (or such other person as is from time to time the ultimate holding company of the Group) under or pursuant to each of the NLFA, HLFA, Contribution Agreement, Government Option Agreement, Nirex Option Agreement and the DDP Debenture.

The Secretary of State may require that each member of the Group that is a Material Subsidiary become an additional guarantor. For these purposes, whilst the New Bonds are in issue, a Material Subsidiary is each member of the Group whose gross assets, turnover or profits is 5 per cent. or more of the consolidated assets, turnover or profits respectively of the Group. Thereafter, a Material Subsidiary is each member of the Group whose profits are 15 per cent. or more of the consolidated profits of the Group or whose gross assets are 15 per cent. or more of the consolidated gross assets of the Group.

Whilst the New Bonds are in issue New British Energy must procure that the gross assets, turnover and profits of all the guarantors under the Guarantee and Indemnity will at all times constitute in aggregate at least 90 per cent. of the consolidated gross assets, turnover and profits of the Group (excluding: (i) all assets relating to amounts receivable under the Nuclear Liabilities Agreements; (ii) EPL and EPHL; and (iii) BETS). In order to comply with this provision New British Energy may elect, without the consent of the Secretary of State or NLF, to procure

PART X — ADDITIONAL INFORMATION—(Continued)

that any subsidiary accedes to be bound by the Guarantee and Indemnity as an additional guarantor.

New British Energy (or such other person as is from time to time the ultimate holding company of the Group) may request that a guarantor ceases to be a guarantor under the Guarantee and Indemnity. If the guarantor is a Material Subsidiary, the Secretary of State may, in its sole and absolute discretion, accept or reject such request and if the guarantor is no longer a Material Subsidiary, the Secretary of State shall accept such request.

Each guarantor under the Guarantee and Indemnity undertakes, amongst other things, to provide certain information to the NLF and the Secretary of State and that it shall not enter into certain types of transactions or create certain security interests.

(l)	Written resolution(s) of the NDF to be passed on or about the Restructuring Effective Date (NLF Resolutions).

The NLF Resolutions will effect certain amendments to the memorandum and articles of association of the NDF including, amongst other things, the name of the company which will be changed to Nuclear Liabilities Fund Limited, and the objects of the company which will be amended to include the receipt and holding of monies, investments, and other assets for the purpose of making payments towards discharging Nuclear Liabilities. Nuclear Liabilities is defined as the Costs of Discharging Liabilities (as defined in the NLFA referred to in paragraph (c) above).

In addition, the appointment process will be amended so that the directors of the NLF to be appointed by the Secretary of State will no longer have to be drawn from a shortlist provided by British Energy. By a side letter to be dated on the Restructuring Effective Date the Secretary of State will confirm that, while all her appointments made pursuant to the articles of association of the NLF will at all times be subject to Government guidelines for ministerial appointments, she will consult with New British Energy with the aim of establishing appropriate eligibility criteria for the appointment, by the Secretary of State, of directors of the NLF. The Secretary of State will agree with New British Energy that the object of such criteria, subject always to Government guidelines for ministerial appointments, is to ensure that directors of the NLF are suitably qualified and experienced, and are independent of the Secretary of State, the NLF and the NDA.

(m)	Deed of amendment of the Nuclear Deed of Trust dated on or about the Restructuring Effective Date by Sir John Raymond Johnstone, Doctor Janet Patricia Bruce, The Right Honourable The Lady Balfour of Burleigh, John Maxwell Kennedy, James Porteous and Gordon Mackay Bagot (being the trustees of the Nuclear Trust, appointed and acting under the Nuclear Deed of Trust) incorporating the consent of the Secretary of State and British Energy (Nuclear Trust Deed of Amendment).

The Nuclear Trust Deed of Amendment amends the Nuclear Deed of Trust referred to in paragraph 17.1(uu) above. The amendments include, amongst other things, changes to the Nuclear Trust’s primary purpose and the trustee appointment process. The primary purpose of the deed will be to protect and preserve for the benefit of the nation the environment of the United Kingdom, by being a member, directly or through nominees, of a company limited by shares or by guarantee, whose purpose is to receive and hold monies, investments and other assets for the purpose of making payments towards discharging Nuclear Liabilities. Nuclear Liabilities is defined as the Costs of Discharging Liabilities (as defined in the NLFA which is summarised in paragraph 17.2(c) above).

PART X — ADDITIONAL INFORMATION—(Continued)

The NLF will invest and manage all of the Nuclear Trust’s assets within the framework and parameters as set by the Secretary of State in her discretion from time to time, following consultation with the NLF. The Company has received confirmation from the Secretary of State that the current investment policy of the NLF in relation to the New Bonds issued to it and the NLF Cash Sweep Payment, including any exercise of the NLF Conversion Right is as set out in Part VI: Further information relating to Restructuring, under the paragraph headed: NLF investment policy.

Following the amendments to the appointment process, the trustees to be appointed by the Secretary of State will no longer have to be drawn from a shortlist provided by British Energy. However, by a side letter to be dated on the Restructuring Effective Date the Secretary of State will confirm that, while all her appointments made pursuant to the Nuclear Deed of Trust will at all times be subject to Government guidelines for ministerial appointments, she will consult with New British Energy with the aim of establishing appropriate eligibility criteria for the appointment, by the Secretary of State, of trustees of The Nuclear Trust. The Secretary of State will agree with New British Energy that the object of such criteria, subject always to Government guidelines for ministerial appointments, is to ensure that trustees are suitably qualified and experienced, and are independent of the Secretary of State, the NLF and the NDA.

(n)	Deed of termination in relation to the Nuclear Decommissioning Agreement to be dated on or about the Restructuring Effective Date between BEG, BEG UK, British Energy, NDF and trustees of the Nuclear Trust (NDA Termination Deed).

The NDA Termination Deed will be entered into pursuant to the Government Restructuring Agreement referred to in paragraph 17.1(n) above and will be executed once the NLFA, which sets out new arrangements relating to the Nuclear Trust, NLF and the Nuclear Decommissioning Agreement, has been entered into by the relevant parties. Thereafter, the Nuclear Decommissioning Agreement referred to in paragraph 17.1 (vv) above will cease to have effect without prejudice to all accrued rights and obligations thereunder.

On termination the NDF will however agree to take no action to enforce its rights under the Nuclear Decommissioning Agreement to require an accelerated payment which arose as a result of the failure of British Energy to provide a certificate relating to its solvency called for by a default notice issued by the NDA on 25 September 2002.

Eggborough agreements

(o)	Credit agreement originally dated 13 July 2000 as amended and/or restated on 8 September 2000, 24 October 2000, 12 December 2000, 5 February 2001 and on the Restatement Date (as defined in the Amendment and Restatement Agreement) between, amongst others, EPL, Barclays Bank plc as agent (Agent) and security trustee (Security Trustee) and the Eggborough Banks (Amended Credit Agreement).

The provisions of the Amended Credit Agreement will become effective on the Restatement Date (as defined in the Amendment and Restatement Agreement).

Under the Amended Credit Agreement, the principal amount outstanding of the borrowing is restated to £150m (the Loan).

The payment terms of the Loan match those under the CTA Bonds that are to be held by EPL. Consequently: (a) the Loan is repayable in 18 annual instalments (the first repayment is due on 31 March 2005 and the final repayment is scheduled for

PART X — ADDITIONAL INFORMATION—(Continued)

31 March 2022); and (b) interest on the Loan is calculated at 7 per cent. per annum payable quarterly in arrear. EPL shall use the payments it receives under the CTA Bonds to meet its corresponding payment obligations under the Amended Credit Agreement.

The Amended Credit Agreement provides for:

(a)	voluntary prepayment at EPL’s discretion (including prepayment to an Eggborough Bank to which EPL is required to make grossed-up payments); and

(b)	mandatory prepayment in certain specified circumstances; these include:

(i)	receipt by EPL of an early prepayment of principal under the CTA Bonds, in which case EPL is required to prepay an equal amount of the Loan in such a manner as to ensure that the payment profile of the CTA Bonds and the Amended Credit Agreement correspond after such prepayment;

(ii)	it becoming unlawful for an Eggborough Bank to give effect to any of its obligations under the Amended Credit Agreement or to fund or maintain its participation in the Loan, in which case EPL is required to prepay that Eggborough Bank’s participation in the Loan; or

(iii)	receipt by EPL of insurance proceeds over £10m (other than those arising as a result of loss of availability of the Eggborough power station, consequential loss or third party liability), in which case EPL is required to prepay the instalments under the Loan in inverse order of maturity unless such proceeds are to be applied towards meeting the liability or loss giving rise to the relevant insurance claim (this requires the consent of the Majority Banks: (a) if the insurance proceeds are equal to or greater than £10m but less than £30m, acting reasonably and with regard to the advice of their technical adviser; or (b) if the insurance proceeds are equal to or greater than £30m, such consent not to be unreasonably withheld or delayed).

EPL makes representations and warranties on the Restatement Date (as defined in the Amendment and Restatement Agreement) that are customary for a secured project finance facility. In addition EPL gives a series of undertakings which, amongst other things, relate to the running of the Eggborough power station and the financial condition of EPL (these include covenants in relation to: (a) the operation and maintenance of, and capital investment in, the Eggborough power station; (b) authorisations; (c) material contracts; (d) the granting of security and the making of loans; (e) borrowings and disposals; (f) compliance with laws; (g) environmental matters; (h) insurances; (i) mothballing; (j) employees; and (k) pensions). These undertakings are divided into two categories, namely those that remain in force until the earlier of 31 March 2010 and the date on which an Option is completed and those that remain in force so long as any amount may be outstanding under the Amended Credit Agreement and certain associated documents (the Finance Documents).

The events of default are divided into three categories: (a) payment default; (b) station defaults; and (c) residual defaults. Payment default refers to non-payment under a Finance Document that continues unremedied for 14 days. Station defaults relate to the Station and EPL and include: (a) non-payment under the New CTA; (b) breach of an undertaking; (c) misrepresentation; (d) cross-default; (e) breach or termination of a project contract; (f) nationalisation; (g) change of ownership; (h) failure to complete certain works at the Eggborough power station; (i) cessation of business; (j) failure to comply with certain pension provisions; and (k) insolvency.

PART X — ADDITIONAL INFORMATION—(Continued)

Residual defaults are defaults occurring under the CTA Bonds that have not been remedied or waived by the Bond Trustee within 30 days of their occurrence.

On and at any time after the occurrence of an event of default that is continuing, the Agent (acting on the instructions of the Majority Banks) may accelerate the Loan and the Security Trustee may either: (a) enforce the Eggborough Security; or (b) exercise the Share Enforcement Option or the Asset Enforcement Option. Once the Share Enforcement Option or the Asset Enforcement Option has been exercised, the Security Trustee may not enforce the Eggborough Security unless it is permitted to do so as a result of a failure by EPL to transfer its material assets in accordance with the Asset Option Agreement. Equally, once the Eggborough Security has been enforced, the Security Trustee may not exercise the Share Enforcement Option or the Asset Enforcement Option.

The Amended Credit Agreement permits any EPL Lender to assign, transfer or novate any part of its commitment and/or rights and/or obligations under the Finance Documents to:

(a)	another bank or financial institution which is a qualifying bank for tax purposes; or

(b)	to a limited company that is a qualifying bank for tax purposes, provided that:

(i)	and for so long as, such company’s entire share capital is owned by banks and financial institutions;

(ii)	such company has been established for the sole purpose of owning power generation assets in the United Kingdom; and

(iii)	all other existing Eggborough Banks also transfer their rights and obligations under the Finance Documents and the Share Subscription Agreement.

Any such transfer, if of part of an EPL Lender’s commitment only, must be in a minimum amount of at least £5,000,000 and EPL’s prior consent is required (not to be unreasonably withheld or delayed) unless the transferee is: (a) another Eggborough Bank or an affiliate of an Eggborough Bank; or (b) a bank, financial institution or other entity which is incorporated in an OECD Member Country.

(p)	Capacity and tolling agreement dated 30 September 2004 between BEPET and EPL (New CTA).

The provisions of the New CTA will become effective on the Restatement Date (as defined in the Amendment and Restatement Agreement) and continue to be in full force until the earlier of: (a) 31 March 2010; (b) the date on which an Option is completed; or (c) the date on which the New CTA terminates in accordance with its terms following the occurrence of an event of default.

Under the New CTA, EPL has agreed, amongst other things: (a) to operate the Eggborough power station as a reasonable and prudent operator and in accordance with BEPET’s instructions; (b) subject to certain limited exceptions, to make available to BEPET all the electricity generated at the Eggborough power station (the Electricity); (c) subject to, and in accordance with, the industry documents, to provide all reasonable assistance to BEPET in connection with the sale, trade or other disposal by BEPET of Electricity; (d) subject to, and in accordance with, the industry documents, to make available to BEPET any additional benefits (including emission allowances, levy exemption certificates and

PART X — ADDITIONAL INFORMATION—(Continued)

renewable obligations certificates); (e) to pay or procure the payment of any income or other receivables payable to it under certain revenue generating agreements to BEPET (including, in certain circumstances, the benefit of any insurance proceeds received by EPL under any business interruption insurances or any loss of profit insurances); and (f) to implement any measures that would result in cost savings at the Eggborough power station.

In turn, BEPET agrees to: (a) pay certain specified operating and maintenance costs and staff costs (including any claims made by employees or former employees for industrial disease or personal injury) of EPL as and when such costs become due and payable; (b) pay EPL’s corporation tax as and when such tax becomes due and payable; (c) to supply approved fuel to the Eggborough power station; and (d) fund the capital investments set out in a schedule agreed between EPL and BEPET (the Capital Investment Works Schedule). The maximum amount that BEPET is required to fund under the Capital Investment Works Schedule is approximately £70m. BEPET has the option to fund the payments it is obliged to make in respect of corporation tax and capital investment works by way of a subscription for deferred shares in EPL.

The parties make customary representations and warranties on the date of the New CTA. In addition, the New CTA sets out a number of events of default, the occurrence of which entitles the non-defaulting party to terminate the New CTA. The events of default include: (a) the making of any order of a competent court or the passing of an effective resolution for winding up or dissolution of either party (subject to certain limited exceptions); (b) the initiation of proceedings under any applicable bankruptcy, reorganisation, composition or insolvency law by or against either party (subject to certain limited exceptions); (c) any steps are taken to accelerate the Loan, enforce the Eggborough Security or exercise a Share Enforcement Option or Asset Enforcement Option following an event of default under the Amended Credit Agreement; (d) non-payment by either party of any amount due under the New CTA; (e) breach by either party of any of its material obligations under the New CTA; and (f) the making of a materially incorrect or misleading representation by either party.

Neither EPL nor BEPET shall be in breach of their respective obligations under the New CTA for so long as, and to the extent that, performance of such obligations continues to be prevented by Force Majeure (unless, in the case of BEPET only, such obligations relate to payment). Force Majeure is defined as an event the occurrence of which is beyond the control of the relevant party, acting as a reasonable and prudent operator, and: (a) in the case of EPL, which has a material effect upon the Eggborough power station or EPL’s ability to comply with its obligations under the New CTA; or (b) in the case of BEPET, which has a material effect upon BEPET’s ability to comply with its material obligations under the New CTA.

The New CTA prohibits both the parties from either assigning or transferring any of their rights or obligations without the prior written consent of the other party, provided that: (a) EPL may assign by way of security and/or charge any of its rights or transfer any of its obligations to the Security Trustee; and (b) BEPET may assign any of its rights or transfer any of its obligations to any of its affiliates with the prior consent of EPL (such consent not to be unreasonably withheld or delayed).

PART X — ADDITIONAL INFORMATION—(Continued)

(q)	Asset option agreement dated 30 September 2004 between EPL (Seller), Barclays Bank plc (as agent and security trustee for the finance parties) (Buyer) and BEPET (Asset Option Agreement).

The provisions of the Asset Option Agreement become effective on the Restatement Date (as defined in the Amendment and Restatement Agreement).

Under the Asset Option Agreement, in consideration for £2,500,000, the Seller irrevocably grants to the Buyer: (a) an option to buy the business and the Eggborough power station (the Station Assets) on 31 March 2010 (the Asset Break Option); and (b) an option to buy the Station Assets at any time after an event of default has occurred and is continuing under the Amended Credit Agreement but prior to 31 August 2009 (the Asset Enforcement Option and together with the Asset Break Option the Asset Options).

The provisions of the Asset Option Agreement shall terminate on the earlier of: (a) the exercise of a Share Option; (b) the enforcement of the Eggborough Security; (c) 1 April 2010; or (d) otherwise with the agreement of all parties (unless, in each case, an Asset Option has been exercised (and not subsequently revoked) or a clause of the Asset Option Agreement is expressed to survive such termination).

The Buyer may exercise:

(a)	the Asset Break Option (in whole and not in part), by delivery of a notice to the Seller at any time after the Restructuring Effective Date but prior to 31 August 2009, provided that no such notice may be delivered after:

(i)	the Asset Enforcement Option has been exercised;

(ii)	a Share Option has been exercised; or

(iii)	the Eggborough Security has been enforced; or

(b)	the Asset Enforcement Option (in whole and not in part), by delivery of a notice to the Seller at any time after an event of default has occurred and is continuing under the Amended Credit Agreement but prior to 31 August 2009, provided that no such notice may be delivered after:

(i)	the Asset Break Option has been exercised;

(ii)	a Share Option has been exercised; or

(iii)	the Eggborough Security has been enforced.

The Buyer may not revoke a notice to exercise an Asset Option unless: (a) it has the prior written consent of the Seller; or (b) a Frustration Event has occurred and is continuing and the Majority Banks have voted to enforce Eggborough Security. A Frustration Event is defined as: (a) a nationalisation or similar type of event of default under the Amended Credit Agreement; (b) the destruction of all, or a material part of, the Eggborough power station; or (c) in respect of the Asset Break Option only, at any time after 31 August 2009 but prior to 31 March 2010, a breach by the Seller of certain specified covenants under the Amended Credit Agreement that has resulted in a reduction in the value of the Eggborough power station taken as a whole (as compared against the aggregate value of the Eggborough power station as at 31 August 2009) in excess of £104m and provided that such event has been notified by the Buyer to the Seller no later than one calendar month prior to 31 March 2010 and confirmed by certain experts.

The consideration payable by the Buyer for the Station Assets on exercise of the Asset Break Option shall consist of:

PART X — ADDITIONAL INFORMATION—(Continued)

(a)	an amount (if any) representing the benefit to the Eggborough Banks after the completion date of any capital expenditure at the Eggborough power station over and above that which BEPET is required to fund under the New CTA (the Additional Capital Expenditure Amount); and

(b)	a fee consisting of £104m and an amount equal to all early repayments of principal made under the Amended Credit Agreement prior to the completion date (the Break Fee).

The Break Fee is subject to a deduction of an amount (if any) that certain experts determine is necessary to reflect the material loss of value in the Eggborough power station as a result of the Seller’s failure to comply with certain specified covenants under the Amended Credit Agreement.

The consideration payable by the Buyer for the Station Assets on exercise of the Asset Enforcement Option shall consist of:

(a)	the Additional Capital Expenditure Amount (if any);

(b)	an enforcement fee (the Enforcement Fee) consisting of:

(i)	if the Asset Enforcement Option has been exercised as a result of a payment default or station default under the Amended Credit Agreement, £1.00, or otherwise the amount set out in a schedule of the Asset Option Agreement; and

(ii)	an amount equal to all early repayments of principal made under the Amended Credit Agreement prior to the completion date; and

(c)	a redemption fee, which shall be the amount (if any) by which:

(i)	the proceeds of the sale of the Station Assets by the Eggborough Banks (such proceeds may be real or notional depending on whether the Station Assets have been sold at the time of calculation) less the Enforcement Fee; exceed

(ii)	(x) £267.3m plus all EPL Swap Crystallised Liabilities (as defined in Schedule 3 to the Creditor Restructuring Agreement) calculated as being due from EPL in respect of the termination of all Swap Agreements (as defined in schedule 3 to the Creditor Restructuring Agreement) on the earlier of: (1) 20 October 2004; and (2) the Restatement Date (as defined in the Amendment and Restatement Agreement) less (y) an amount equal to the middle market quotation for ordinary shares in British Energy Group plc on the date the Asset Enforcement Option is to be completed multiplied by the number of ordinary shares issued to the Eggborough Banks on the Restructuring Effective Date (together with interest on such amount).

In addition, on the date an Asset Option is completed, the Buyer shall deliver to the Seller evidence that: (a) all the liabilities under the Finance Documents have been fully and irrevocably discharged; and (b) the Eggborough Security has been fully and irrevocably released.

If following the exercise of an Asset Option, the Seller fails to transfer title to the material Station Assets within 5 business days, or if the Seller is actively assisting the Buyer with such transfer 30 business days, after the completion date, the Buyer shall be entitled to exercise its right to accelerate the outstandings under the Amended Credit Agreement and enforce the Eggborough Security and have a liquidated damages claim.

Within 30 business days of completion of an Asset Option, BEPET shall sell and the Buyer shall buy any fuel stored at the Eggborough power station that is approved

PART X — ADDITIONAL INFORMATION—(Continued)

for burning at the Eggborough power station by an expert. The consideration payable by the Buyer for such fuel shall be: (a) if the Asset Break Option has been exercised, an amount equal to the book value of such fuel as recorded in the accounting records of BEPET in accordance with generally accepted accounting principles in the United Kingdom; or (b) if the Asset Enforcement Option has been exercised, an amount equal to the then applicable market value of such fuel (taking into account the cost of delivering fuel equivalent to that stored at the Eggborough power station) as agreed between the Buyer and the Seller, or, if they cannot agree, as determined by an expert.

Subject to certain exceptions relating to Station contracts, employees, pensions, the environment, permits and tax, following completion of an Asset Option, the Seller shall remain responsible, and indemnify the Buyer, for all pre-completion date liabilities and the Buyer shall be responsible, and indemnify the Seller, for all post-completion date liabilities. In addition, the Asset Option Agreement also contains provisions relating to the release of collateral provided by the New British Energy Group.

No party may (nor purport to) assign or transfer, or declare a trust for the benefit of, or in any other way dispose of any of its rights under the Asset Option Agreement, in whole or in part, without having first obtained the other parties’ prior written consent save that:

(a)	the Seller shall be entitled to assign and/or transfer all (but not part only) of its rights under the Asset Option Agreement by way of security for the Second Intercompany Loan Agreement; and

(b)	the Buyer shall be entitled to assign and/or transfer all (but not part only) of its rights under the Asset Option Agreement to a third party, subject to a pre-emption right in favour of the Seller under which the Seller may purchase such rights at 105 per cent. of the price offered by the relevant third party.

(r)	Share option agreement dated 30 September 2004 and made between EPHL (Seller), Barclays Bank plc (as agent and security trustee for the finance parties) (Buyer), EPL and BEPET (Share Option Agreement).

The provisions of the Share Option Agreement become effective on the Restatement Date (as defined in the Amendment and Restatement Agreement).

Under the Share Option Agreement, in consideration for £2,500,000, the Seller irrevocably grants to the Buyer: (a) an option to buy all the shares in EPL (the Shares) on 31 March 2010 (the Share Break Option); and (b) an option to buy the Shares at any time after an event of default has occurred and is continuing under the Amended Credit Agreement but prior to 31 August 2009 (the Share Enforcement Option and together with the Share Break Option the Share Options).

The provisions of the Share Option Agreement shall terminate on the earlier of: (a) the exercise of an Asset Option; (b) the enforcement of the Eggborough Security; (c) 1 April 2010; and (d) otherwise with the agreement of all parties (unless, in each case, a Share Option has been exercised (and not subsequently revoked) or a clause of the Share Option Agreement is expressed to survive such termination).

The Buyer may exercise:

(a)	the Share Break Option (in whole and not in part), by delivery of a notice to the Seller at any time after the Restructuring Effective Date but prior to 31 August 2009, provided that no such notice may be delivered after (i) the Share Enforcement Option has been exercised; (ii) an Asset Option has been exercised; or (iii) the Eggborough Security has been enforced; or

PART X — ADDITIONAL INFORMATION—(Continued)

(b)	the Share Enforcement Option (in whole and not in part), by delivery of a notice to the Seller at any time after an event of default has occurred and is continuing under the Amended Credit Agreement but prior to 31 August 2009, provided that no such notice may be delivered after:

(i)	the Share Break Option has been exercised;

(ii)	an Asset Option has been exercised; or

(iii)	the Eggborough Security has been enforced.

The Buyer may not revoke a notice to exercise a Share Option unless: (a) it has the prior written consent of the Seller; or (b) a Frustration Event has occurred and is continuing and the Majority Banks have voted to enforce the Eggborough Security. A Frustration Event is defined as: (a) a nationalisation or similar type of event of default under the Amended Credit Agreement; (b) the destruction of all, or a material part of, the Eggborough power station; or (c) in respect of the Share Break Option only, at any time after 31 August 2009 but prior to 31 March 2010, a breach by the Company of certain specified covenants under the Amended Credit Agreement that has resulted in a reduction in the value of the Eggborough power station taken as a whole (as compared against the aggregate value of the Eggborough power station as at 31 August 2009) in excess of £104m and provided that such event has been notified by the Buyer to the Seller no later than one calendar month prior to 31 March 2010 and confirmed by certain experts. The consideration payable by the Buyer for the Shares on, or in certain circumstances after, completion of the Share Break Option shall consist of:

(a)	an amount (if any) representing the benefit to the Eggborough Banks after the completion date of any capital expenditure at the Eggborough power station over and above that which BEPET is required to fund under the New CTA (the Additional Capital Expenditure Amount); and

(b)	a break fee consisting of a £104m fee and an amount equal to all early repayments of principal made under the Amended Credit Agreement prior to the completion date (the Break Fee).

The Break Fee is subject to a working capital adjustment and a deduction of an amount (if any) which certain experts determine is necessary to reflect the material loss of value in the Eggborough power station as a result of EPL’s failure to comply with certain specified covenants under the Amended Credit Agreement. The consideration payable by the Buyer for the Shares on exercise of the Share Enforcement Option shall consist of:

(a)	the Additional Capital Expenditure Amount (if any);

(b)	an enforcement fee consisting of:

(i)	if the Share Enforcement Option has been exercised as a result of a payment default or station default under the Amended Credit Agreement, £1.00, otherwise the amount set out in a schedule of the Share Option Agreement; and

(ii)	an amount equal to all early repayments of principal made under the Amended Credit Agreement prior to the completion date (the Enforcement Fee); and

(c)	a redemption fee, which shall be the amount (if any) by which:

(i)	the proceeds of the sale of the Shares by the Eggborough Banks (such proceeds may be real or notional depending on whether the Shares have

PART X — ADDITIONAL INFORMATION—(Continued)

been sold at the time of calculation and may include any proceeds of the sale of any assets of EPL prior to the disposal of the Shares) less the Enforcement Fee; exceed

(ii)	(x) £267.3m plus all EPL Swap Crystallised Liabilities (as defined in schedule 3 to the Creditor Restructuring Agreement) calculated as being due from EPL in respect of the termination of all Swap Agreements (as defined in schedule 3 to the Creditor Restructuring Agreement) on 20 October 2004 less (y) an amount equal to the middle market quotation for ordinary shares in British Energy Group plc on the date the Share Enforcement Option is to be completed multiplied by the number of ordinary shares issued to the Eggborough Banks on the Restructuring Effective Date (together with interest on such amount).

In addition, on the date a Share Option is completed, the Buyer shall deliver to the Seller evidence that: (a) all the liabilities under the Finance Documents have been fully and irrevocably discharged; and (b) the Eggborough Security has been fully and irrevocably released.

If following the exercise of a Share Option, the Seller fails to transfer title to the Shares within 5 business days, or if the Seller is actively assisting the Buyer with such transfer 30 business days after the completion date, the Buyer shall be entitled to exercise its right to accelerate the outstandings under the Amended Credit Agreement and enforce the Eggborough Security and have a liquidated damages claim.

Within 30 business days of completion of a Share Option, BEPET shall sell and the Buyer shall buy any fuel stored at the Eggborough power station that is approved for burning at the Eggborough power station by an expert. The consideration payable by the Buyer for such fuel shall be: (a) if the Share Break Option has been exercised, an amount equal to the book value of such fuel as recorded in the accounting records of BEPET in accordance with generally accepted accounting principles in the United Kingdom; or (b) if the Share Enforcement Option has been exercised, an amount equal to the then applicable market value of such fuel (taking into account the cost of delivering fuel equivalent to that stored at the Eggborough power station) as agreed between the Buyer and the Seller, or, if they cannot agree, as determined by an expert.

The Share Option Agreement also contains provisions relating to the release of collateral provided by the New British Energy Group and the transfer of certain pension obligations.

No party may (nor purport to) assign or transfer, or declare a trust of the benefit of, or in any other way dispose of any of its rights under the Share Option Agreement, in whole or in part, without having first obtained the other parties’ prior written consent, save that:

(a)	the Seller shall be entitled to assign and/or transfer all (but not part only) of its rights under the Share Option Agreement by way of security for the First Intercompany Loan Agreement; and

(b)	the Buyer shall be entitled to assign and/or transfer all (but not part only) of its rights under the Share Option Agreement to a third party, subject to a pre-emption right in favour of the Seller under which the Seller may purchase such rights at 105 per cent. of the price offered by the relevant third party.

PART X — ADDITIONAL INFORMATION—(Continued)

(s)	Debenture dated 30 September 2004 between EPL, BEPET, EPHL and the security trustee (New Debenture).

The provisions of the New Debenture become effective on the Restatement Date (as defined in the Amendment and Restatement Agreement).

Under the New Debenture, EPL grants:

(a)	first ranking security for the benefit of the Eggborough Banks, BEPET and EPHL over all its assets (by way of first legal mortgages, first fixed charges (including over the CTA Bonds held by EPL), assignments or first floating charges) other than the moneys standing to the credit of the Revenue Account and the Asset Option Account (as defined in the Accounts Agreement);

(b)	first fixed and floating charges over the Revenue Account for the benefit of BEPET;

(c)	second fixed and floating charges over the Revenue Account for the benefit of the Eggborough Banks;

(d)	a first fixed charge over the Asset Option Account for the benefit of EPHL; and

(e)	a second floating charge over the Asset Option Account for the benefit of the Eggborough Banks.

The security granted under the New Debenture secures:

(a)	in favour of the Eggborough Banks, all obligations of EPL and EPHL due to the Eggborough Banks under the Finance Documents;

(b)	in favour of BEPET, all obligations of EPL under the New CTA; and

(c)	in favour of EPHL, all obligations of EPL under the Second Intercompany Loan,

except, in each case, for any obligation which, if it were so included, would result in the New Debenture constituting unlawful financial assistance under s. 151 and/or s. 152 of the Act (paragraphs (a), (b) and (c) together, the Liabilities).

The New Debenture shall be discharged on the date when the Security Trustee is satisfied that all Liabilities have been unconditionally and irrevocably paid in full.

In addition, EPL grants the Security Trustee the right to exercise all its rights and powers under the CTA Bonds, provided that all payments received under the CTA Bonds are paid into the CTA Bond Account (as defined in the Accounts Agreement) save to the extent otherwise required under the Amended Intercreditor Agreement.

The New Debenture is expressed to be subject to the terms and conditions of the Amended Intercreditor Agreement and the Share Subscription Agreement and the security constituted by the New Debenture is expressed to be subject to the security constituted by the Existing Debenture.

The security constituted by the New Debenture becomes immediately enforceable upon the occurrence and continuance of an event of default under the Amended Credit Agreement.

PART X — ADDITIONAL INFORMATION—(Continued)

(t)	Deed of assignment and mortgage dated 30 September 2004 between EPHL and the security trustee (EPHL Security Document).

The provisions of the EPHL Security Document become effective on the Restatement Date (as defined in the Amendment and Restatement Agreement).

Under the EPHL Security Document, EPHL grants security in favour of the Eggborough Banks:

(a)	an assignment and a first fixed charge over EPHL’s rights under the Share Purchase Agreement and the Tax Deed of Covenant on substantially the same terms as under the EPHL Assignment; and

(b)	a first equitable mortgage and a first fixed charge over the shares in EPL, and all rights relating to such shares, on substantially the same terms as under the Shares Pledge.

The security granted by EPHL in favour of the Eggborough Banks under the EPHL Security Document secures all obligations of EPL and EPHL to the Eggborough Banks under the Finance Documents (except for any obligation which, if it were so included, would result in the provision of unlawful financial assistance by EPHL (the “Secured Obligations”)).

The security interests created under the EPHL Security Document shall be discharged on the date when the Security Trustee, acting reasonably, is satisfied that the Secured Obligations have been unconditionally and irrevocably paid in full.

The EPHL Security Document is expressed to be subject to the terms and conditions of the Amended Intercreditor Agreement and the Share Subscription Agreement and the security constituted by the EPHL Security Document is expressed to be subject to the security constituted by the EPHL Assignment and the Shares Pledge.

The security constituted by the EPHL Security Document becomes immediately enforceable upon the occurrence and continuance of an event of default under the Amended Credit Agreement.

(u)	The intercreditor agreement originally dated 8 September 2000 as amended and restated on or about the restatement date between EPL, EPHL, BEPET and the Eggborough Banks (Amended Intercreditor Agreement).

The provisions of the Amended Intercreditor Agreement become effective on the Restatement Date (as defined in the Amendment and Restatement Agreement).

Under the Amended Intercreditor Agreement, the parties agree that:

(a)	the liabilities owed to the Eggborough Banks under the Finance Documents (the Senior Debt) shall rank ahead of the liabilities owed to EPHL under the Second Intercompany Loan (the Subordinated Debt), provided that EPHL’s right to prepayment of the Subordinated Debt out of amounts owed to EPL under the Asset Option Agreement shall rank ahead of the Senior Debt;

(b)	at any time while BEPET is not in default of its payment obligations under the New CTA, the liabilities owed to BEPET under the New CTA (the New CTA Debt) and the Senior Debt shall rank equally; and

PART X — ADDITIONAL INFORMATION—(Continued)

(c)	at any time while BEPET is in default of its payment obligations under the New CTA, the Senior Debt shall rank ahead of the New CTA Debt.

The Amended Intercreditor Agreement sets out the payments that EPL may make in respect of each of the Senior Debt, the Subordinated Debt and the New CTA Debt and requires the parties to turnover non-permitted payments to the Security Trustee for application in accordance with the Amended Intercreditor Agreement.

Following enforcement of the Eggborough Security:

(a)	in the event that all the shares in, or all the assets of, EPL are sold within 12 months of such enforcement, the net amount recovered from such sale shall be determined within 15 business days of the sale date; or

(b)	in the event that all the shares in, or all the assets of, EPL are not sold within 12 months of such enforcement, the value of the Eggborough power station shall be determined by an expert on the date falling 12 months after such enforcement,

(the Ascertained Security Value).

As of the date that the Ascertained Security Value is determined (the Determination Date), the Finance Parties Percentage and the EPHL Percentage shall be calculated.

The Finance Parties Percentage shall equal ((the outstandings under the CTA Bonds - the Ascertained Security Value) / the outstandings under the CTA Bonds) x one hundred (100), as calculated on the Determination Date, provided that if the Ascertained Security Value is equal to or greater than the outstandings under the CTA Bonds on the Determination Date, the Finance Parties Percentage shall equal zero (0).

The EPHL Percentage shall equal (the Ascertained Security Value / the outstandings under the CTA Bonds) x one hundred (100), as calculated on the Determination Date, provided that if the Ascertained Security Value is equal to or greater than the outstandings under the CTA Bonds on the Determination Date, the EPHL Percentage shall equal one hundred (100).

The proceeds of enforcement of the security interests conferred by the Eggborough Security over the CTA Bonds (the CTA Bond Security) shall be applied in the following order:

(a)	first, towards the payment of any unpaid fees, costs and expenses of the Security Trustee and/or any receiver, attorney or agent appointed under the Eggborough Security to the extent such fees, costs and/or expenses relate to the enforcement of the CTA Bond Security;

(b)	second:

(i)	up to and including the date on which the Ascertained Security Value is determined, to an escrow account in the name of the Bond Trustee pending application in accordance with paragraph (ii) below; and

(ii)	from (but excluding) the Determination Date, in payment to the Eggborough Banks for application in or towards the Senior Debt and EPHL in or towards payment of the Subordinated Debt in the following proportions:

PART X — ADDITIONAL INFORMATION—(Continued)

(1)	the Eggborough Banks shall receive an amount of any such proceeds that is equal to such proceeds multiplied by the Finance Parties Percentage; and

(2)	EPHL shall receive an amount of any such proceeds equal to such proceeds multiplied by the EPHL Percentage.

The proceeds of enforcement of the security interests conferred by the Second Security Assignment shall be paid to EPHL for application in or towards payment of the Subordinated Debt.

The proceeds of enforcement of the security interests conferred by the Eggborough Security over amounts owed to EPL under the Asset Option Agreement shall be applied in the following order:

(a)	first, towards the payment of any unpaid fees, costs and expenses of the Security Trustee and/or any receiver, attorney or agent appointed under the Eggborough Security to the extent such fees, costs and/or expenses relate to the enforcement of the Asset Option Security;

(b)	second, to EPHL for application in or towards payment of the Subordinated Debt;

(c)	third, the payment of the surplus (if any) to EPL, EPHL or any other person entitled to it.

The proceeds of enforcement of the security interests conferred by the Eggborough Security over amounts owed to EPL pursuant to certain revenue generating agreements (the Revenue Security) shall be applied in the following order:

(a)	first, towards the payment of any unpaid fees, costs and expenses of the Security Trustee and/or any receiver, attorney or agent appointed under the Eggborough Security to the extent such fees, costs and/or expenses relate to the enforcement of the Revenue Security;

(b)	second:

(i)	at any time while BEPET is not in default of its payment obligations under the New CTA:

(1)	first, in payment to BEPET for application in or towards payment of the New CTA Debt; and

(2)	second, in payment to the Eggborough Banks for application in or towards payment of the Senior Debt; or

(ii)	at any time while BEPET is in default of its payment obligations under the New CTA:

(1)	first, in payment to the Eggborough Banks for application in or towards payment of the Senior Debt; and

(2)	second, in payment to the BEPET for application in or towards payment of the New CTA Debt; and

(c)	third, in payment of the surplus (if any) to EPL, EPHL or any other person entitled to it.

PART X — ADDITIONAL INFORMATION—(Continued)

The proceeds of enforcement of the security interests conferred by the Eggborough Security over any assets of EPL not subject to the CTA Bond Security, the Asset Option Security or the Revenue Security (the General Security) shall be applied by the Security Trustee in the following order:

(a)	first, towards the payment of any unpaid fees, costs and expenses of the Security Trustee and/or any receiver, attorney or agent appointed under the Eggborough Security to the extent such fees, costs and/or expenses relate to the enforcement of the General Security;

(b)	second, in or towards payment (to the extent they are, under the Finance Documents, payable) of any costs and expenses of any Finance Party;

(c)	third, in payment to the Finance Parties for application in or towards payment of the Senior Debt;

(d)	fourth, in payment to BEPET for application in or towards payment of the New CTA Debt;

(e)	fifth, in payment to EPHL for application in or towards payment of the Subordinated Debt; and

(f)	sixth, the payment of any surplus (if any) to EPL, EPHL or any other person entitled to it.

The Security Trustee shall exercise its rights in accordance with:

(a)	prior to the date on which the Senior Debt has been unconditionally paid and discharged in full, the instructions given to it by the Agent (acting on the instructions of the Majority Banks), unless and to the extent that:

(i)	any matter relates to the Subordinated Debt, in which case the Security Trustee shall act on the instructions of EPHL; or

(ii)	any matter relates to the New CTA Debt and provided that BEPET is not in default of its payment obligations under the New CTA, in which case the Security Trustee shall act on the instructions of BEPET; or

(b)	post the date on which the Senior Debt has been unconditionally paid and discharged in full, the Security Trustee shall act on the instructions of EPHL and BEPET.

The Agent and the Eggborough Banks may not give the Security Trustee instructions to enforce the Eggborough Security following the exercise of an Option other than where the enforcement of the Eggborough Security is as a result of:

(a)	EPHL failing to transfer the shares in EPL in default of its obligations under the Share Option Agreement; or

(b)	EPL failing to transfer its assets in default of its obligations under the Asset Option Agreement.

The Security Trustee is prohibited from releasing any Asset Option Security, CTA Bond Security or Revenue Security in favour of EPHL or BEPET without the prior written consent of EPHL and BEPET.

PART X — ADDITIONAL INFORMATION—(Continued)

(v)	First intercompany loan agreement dated 30 September 2004 between Holdings plc and EPHL (First Intercompany Loan).

The provisions of the First Intercompany Loan become effective on the date on which the Restructuring Condition (as defined in the Creditor Restructuring Agreement) occurs.

Under the First Intercompany Loan, Holdings plc shall loan £150m to EPHL on the date the New Bonds are issued and EPHL shall use such advance to subscribe for, and Holdings plc shall issue, the CTA Bonds to EPHL.

The interest on the loan shall be calculated at LIBOR plus 1 per cent. per annum and, unless the parties otherwise agree, capitalised and added to the principal outstanding on the loan on the last day of each interest period.

EPHL is required to use any amounts paid to it under: (a) the Share Option Agreement; (b) the Second Intercompany Loan; (c) the Second Security Assignment; and (d) the Amended Intercreditor Agreement to prepay the First Intercompany Loan.

Holdings plc can request repayment of the First Intercompany Loan on or at any time after the earlier of the date on which: (a) all present or future and/or actual or contingent liabilities of EPL under the Finance Documents have been irrevocably repaid in full; (b) the Security Trustee has consented in writing to an early repayment or prepayment of the First Intercompany Loan; and (c) the Eggborough Security is enforced.

The First Intercompany Loan shall prohibit both parties from assigning or transferring all or any of their rights, benefits or obligations without the prior written consent of the other party.

(w)	Second intercompany loan agreement dated 30 September 2004 between EPHL as lender and EPL as borrower (the Second Intercompany Loan).

The provisions of the Second Intercompany Loan become effective on the date on which the Restructuring Condition (as defined in the Creditor Restructuring Agreement) occurs.

Under the Second Intercompany Loan, immediately after EPHL has subscribed for the CTA Bonds in accordance with the terms of the First Intercompany Loan, EPHL shall loan £150m to EPL and EPL shall use such advance to buy, and EPHL shall sell, the CTA Bonds to EPL.

EPL is required to use any amounts paid to it under the Asset Option Agreement to prepay the Second Intercompany Loan.

The interest on the loan will be calculated at LIBOR plus 1 per cent. per annum and unless the parties otherwise agree, will be capitalised and added to the principal outstanding on the loan on the last day of each interest period.

EPHL can request repayment of the Second Intercompany Loan on or at any time after the earlier of the date on which: (a) all present or future and/or actual or contingent liabilities of EPL under the Finance Documents have been irrevocably repaid in full; (b) the Security Trustee has consented in writing to an early repayment or prepayment of the Second Intercompany Loan; and (c) the Eggborough Security is enforced.

PART X — ADDITIONAL INFORMATION—(Continued)

The Second Intercompany Loan shall prohibit both parties from assigning or transferring all or any of their rights, benefits or obligations without the prior written consent of the other party except for the assignment by EPHL of its rights to Holdings plc pursuant to the First Security Assignment.

(x)	Amendment and restatement agreement dated 30 September 2004 between, amongst others, the agent, the security trustee and the Eggborough Banks amending and restating the credit agreement originally dated 13 July 2000 and the intercreditor agreement originally dated 8 September 2000 (Amendment and Restatement Agreement).

This agreement amends and restates the terms of:

(a)	the Eggborough Credit Agreement on the same terms as the Amended Credit Agreement; and

(b)	the intercreditor agreement dated 8 September 2000 (the Existing Intercreditor Agreement) on the same terms as the Amended Intercreditor Agreement.

The amending and restatement of the Eggborough Credit Agreement and the Existing Intercreditor Agreement shall occur on the later of: (a) the date on which certain conditions precedent are satisfied; and (b) the date on which the CTA Bonds are sold to the Borrower pursuant to the Second Intercompany Loan (the Restatement Date).

Under the Amendment and Restatement Agreement, the Eggborough Banks agree that, from the Restatement Date:

(a)	the exception in the definition of Secured Senior Liabilities in the Existing Debenture in respect of unlawful financial assistance under Sections 151 and 152 of the Act includes, without limitation, any obligation of EPHL under the Share Option Agreement;

(b)	the Security Trustee may only convert a floating charge created by the Existing Debenture into a fixed charge in circumstances where it may convert a floating charge created under the New Debenture into a fixed charge;

(c)	the Borrower shall not be in breach of any representation or warranty given under the Existing Debenture unless it would be in breach of a corresponding representation or warranty under the New Debenture;

(d)	the Borrower shall not be in breach of any covenant in the Existing Debenture unless it would be in breach of a corresponding covenant in the New Debenture and EPL is not obliged to comply with any covenants in the Existing Debenture that are more onerous than the covenants in the New Debenture;

(e)	notwithstanding any provision in the Existing Debenture to the contrary, the Borrower may deal with the Relevant Agreements (as defined in the New Debenture) (and any payments thereunder) in the manner set out in the New Debenture;

(f)	the Security Trustee may only enforce the security constituted by the Existing Debenture in circumstances where the Security Trustee has the right to enforce the security constituted by the New Debenture;

PART X — ADDITIONAL INFORMATION—(Continued)

(g)	the exceptions under the New Debenture as to when the Security Trustee may redeem any prior security interest, procure the transfer of a security interest to itself or settle and pass the accounts of a prior mortgagee, chargee or encumbrancer shall apply to the corresponding provisions of the Existing Debenture;

(h)	the Security Trustee or any receiver appointed under the Existing Debenture shall not be entitled to exercise any rights, powers or discretions over and above those granted to the Security Trustee or any receiver appointed under the New Debenture;

(i)	any moneys received by the Security Trustee or any Receiver under or pursuant to the Existing Debenture shall be applied in accordance with the Amended Intercreditor Agreement;

(j)	the Borrower shall not be in breach of any representation or warranty given under the Shares Pledge or EPHL Assignment unless it would be in breach of a corresponding representation or warranty under the EPHL Security Document;

(k)	the Borrower shall not be in breach of any covenant in the Shares Pledge or EPHL Assignment unless it would be in breach of a corresponding covenant in the EPHL Security Document and EPL is not obliged to comply with any covenants in the Shares Pledge or EPHL Assignment that are more onerous than the covenants in the EPHL Security Document;

(l)	the Security Trustee may only enforce the security constituted by the Shares Pledge or the EPHL Assignment in circumstances where the Security Trustee has the right to enforce the security constituted by the EPHL Security Document;

(m)	the exceptions under the EPHL Security Document as to when the Security Trustee may redeem any prior security interest, procure the transfer of a security interest to itself or settle and pass the accounts of a prior mortgagee, chargee or encumbrancer shall apply to the corresponding provisions of the Shares Pledge and the EPHL Security Assignment;

(n)	the Security Trustee or any receiver appointed under the Shares Pledge or the EPHL Assignment shall not be entitled to exercise any rights, powers or discretions over and above those granted to the Security Trustee or any receiver appointed under the EPHL Security Document; and

(o)	any moneys received by the Security Trustee or any Receiver under or pursuant to the Shares Pledge or the EPHL Security Assignment shall be applied in accordance with the Amended Intercreditor Agreement.

(y)	First security assignment dated 30 September 2004 between EPHL and Holdings plc (First Security Assignment).

The provisions of the First Security Assignment become effective on the date on which the Restructuring Condition (as defined in the Creditor Restructuring Agreement) occurs.

Under the First Security Assignment, EPHL shall assign to Holdings plc by way of security for the repayment of the First Intercompany Loan its rights under (a) the

PART X — ADDITIONAL INFORMATION—(Continued)

Share Option Agreement; (b) the Second Intercompany Loan; (c) the Second Security Assignment; and (d) the Amended Intercreditor Agreement.

Holdings plc shall be entitled to enforce the security created under the First Security Assignment on the earlier of (a) the date on which Holdings plc demands repayment under the First Intercompany Loan; and (b) the date on which EPHL is required to make a prepayment under the First Intercompany Loan.

The First Security Assignment shall permit Holdings plc to assign and/or transfer all or any of its rights and obligations but prohibit EPHL from doing the same.

(z)	Second security assignment dated on 30 September 2004 between EPL and EPHL (Second Security Assignment).

The provisions of the Second Security Assignment become effective on the Restatement Date (as defined in the Amendment and Restatement Agreement).

Under the Second Security Assignment, EPL shall assign to EPHL by way of security for the repayment of the Second Intercompany Loan its rights under (a) the Asset Option Agreement; and (b) the Amended Intercreditor Agreement.

EPHL shall be entitled to enforce the security created under the First Security Assignment on the earlier of (a) the date on which EPHL demands repayment under the Second Intercompany Loan; and (b) the date on which EPL is required to make a prepayment under the Second Intercompany Loan.

The Second Security Assignment shall permit EPHL to assign and/or transfer all or any of its rights and obligations but prohibit EPL from doing the same.

(aa)	Share subscription agreement dated 30 September 2004 between EPL, EPHL, New British Energy, Holdings plc and the security trustee (Share Subscription Agreement).

The provisions of the Share Subscription Agreement become effective on the Restatement Date (as defined in the Amendment and Restatement Agreement).

Under the Share Subscription Agreement:

(a)	immediately after EPL ceases to hold the CTA Bonds as a result of completion of an Asset Option, all the CTA Bonds shall be sold to Holdings plc by the holder of the CTA Bonds at such time (the CTA Bondholder) in consideration for the issue of deferred shares by Holdings plc to the CTA Bondholder;

(b)	immediately after EPHL ceases to hold the shares in EPL as a result of completion of a Share Option, all the CTA Bonds shall be sold to the Holdings plc by EPL in consideration for the issue of deferred shares by Holdings plc to EPL;

(c)	immediately after EPL ceases to hold the CTA Bonds as a result of enforcement of all or any part of the security constituted by the Existing Debenture and/or the New Debenture:

(i)	if the Ascertained Security Value is equal to or greater than the amount outstanding under the CTA Bonds, all the CTA Bonds shall be

PART X — ADDITIONAL INFORMATION—(Continued)

sold to Holdings plc by the CTA Bondholder in consideration for the issue of deferred shares by Holdings plc to the CTA Bondholder; or

(ii)	if the Ascertained Security Value is less than the amount outstanding under the CTA Bonds, CTA Bonds in an amount equal to the Ascertained Security Value shall be sold to Holdings plc by the CTA Bondholder in consideration for the issue of deferred shares by Holdings plc to the CTA Bondholder;

(d)	in the event that EPHL ceases to own the shares in EPL on or at any time before the Determination Date as a result of the enforcement of all or any part of the security constituted by the Shares Pledge or the EPHL Security Document, then immediately after the Determination Date:

(i)	if the Ascertained Security Value is equal to or greater than the amount outstanding under the CTA Bonds, all the CTA Bonds shall be sold to Holdings plc by EPL in consideration for the issue of deferred shares by Holdings plc to EPL; or

(ii)	if the Ascertained Security Value is less than the amount outstanding under the CTA Bonds, CTA Bonds in an amount equal to the Ascertained Security Value shall be sold to Holdings plc by EPL in consideration for the issue of deferred shares by Holdings plc to EPL;

(e)	in the event that EPHL ceases to hold the shares in EPL following completion of a Share Option, any sums owed by EPHL to EPL under the Existing Intercompany Loan at such time shall be set-off against any sums owed by EPL to EPHL under the Second Intercompany Loan at such time and, immediately after such set-off, EPHL shall issue to EPL at par such number of deferred shares in EPHL as have an issue price equal to the outstandings under the Existing Intercompany Loan following such set-off and in consideration therefor EPL shall accept that the remaining outstandings under the Existing Intercompany Loan have been repaid by EPHL; and

(f)	in the event that EPHL ceases to own the shares in EPL on or at any time before the Determination Date as a result of the enforcement of all or any part of the security constituted by the Shares Pledge or the EPHL Security Document, then immediately after the Determination Date EPHL shall issue to EPL at par such number of deferred shares in EPHL as have an issue price equal to all amounts outstanding under the Existing Intercompany Loan at such time and in consideration therefor EPL shall accept that all amounts outstanding under the Existing Intercompany Loan at such time have been repaid by EPHL.

The deferred shares referred to in the paragraphs above shall be shares each with a nominal value of £1.00 issued with no voting rights on the following terms:

(a)	on return of capital, a right to the return of the amount paid up only and no right to share in the surplus;

(b)	the return of the amount paid up to be deferred until the return on each other share in Holdings plc has been paid in full and has received a £1m per share liquidation surplus; and

(c)	a dividend right of £1.00 per annum per £1m of nominal share capital.

PART X — ADDITIONAL INFORMATION—(Continued)

(bb)	Deed of termination dated 30 September 2004 between, amongst others, British Energy, BEPET, EPHL, EPL, the agent, the security trustee and the Eggborough Banks (Deed of Termination).

Under the Deed of Termination, with effect from the Restructuring Effective Date (as defined in the Creditor Restructuring Agreement), the parties agree to terminate and release all their respective rights and obligations under the following agreements:

(a)	the calculations and forecasting agreement originally dated 13 July 2000 as amended and restated on 8 September 2000 between EPL and the Agent;

(b)	the sponsor undertaking originally dated 13 July 2000 as amended and restated on 8 September 2000 between BE, EPHL, BEPET, EPL, the Agent and the Security Trustee;

(c)	the capacity and tolling agreement originally dated 13 July 2000 as amended and restated on 8 September 2000 and 5 February 2001 between BEPET and EPL;

(d)	the CTA guarantee dated 8 September 2000 given by British Energy plc to EPL;

(e)	the capacity and tolling agreement direct agreement originally dated 13 July 2000 as amended and restated on 8 September 2000 between BEPET, EPL and the Agent;

(f)	the deed of indemnity in relation to employees liabilities dated 13 July 2000 between British Energy plc and EPL;

(g)	the subordinated loan agreement originally dated 13 July 2000 as amended and restated on 8 September 2000 between EPL and British Energy;

(h)	the service contract dated 8 September 2000 between British Energy and EPL;

(i)	the accounts agreement dated 8 September between EPL and the Agent;

(j)	the deed of payment originally dated 13 July 2000 as amended and restated on 8 September 2000 between EPL and BEPET;

(k)	the ISDA Master Agreement originally dated 6 October 2000 as amended on 9 April 2003 between EPL and Barclays Bank PLC together with all associated confirmations;

(l)	the ISDA Master Agreement originally dated 15 March 2001 as amended on 10 April 2003 between EPL and RBS together with all associated confirmations;

(m)	the ISDA Master Agreement originally dated 5 May 2001 as amended on 24 April 2003 between EPL and WestLB AG together with all associated confirmations; and

(n)	the ISDA Master Agreement originally dated 5 March 2001 as amended on 9 April 2003 between EPL and the Toronto Dominion Bank together with all associated confirmations.

(cc)	Accounts agreement between EPL and Barclays Bank PLC (acting as agent and account bank) dated 30 September 2004 (Accounts Agreement).

The provisions of the Accounts Agreement will become effective on the Restatement Date (as defined in the Amendment and Restatement Agreement).

PART X — ADDITIONAL INFORMATION—(Continued)

Under the Accounts Agreement, EPL has agreed to open and maintain the following accounts with the Account Bank at its London branch:

(a)	the Operating Account;

(b)	the Insurance Proceeds Account;

(c)	the CTA Bond Account;

(d)	the Authorised Investment Account,

(together the Project Accounts);

(e)	the Asset Option Account; and

(f)	the Revenue Account.

Operating Account: EPL shall procure that all amounts received by it from BEPET under the New CTA are paid into the Operating Account (provided that this shall not prevent BEPET from settling certain specified operating and maintenance costs of EPL and certain of EPL’s taxes directly for and on behalf of EPL). EPL may only withdraw amounts standing to the credit of the Operating Account to make payments in respect of: (a) certain specified operating and maintenance costs of EPL; (b) certain project taxes of EPL; and (c) to meet the cost of scheduled capital investment works.

Insurance Proceeds Account: EPL shall procure that all amounts received by it under certain insurances (not including proceeds relating to third party liability) are paid into the Insurance Proceeds Account. EPL shall apply such insurance proceeds in accordance with the Amended Credit Agreement.

CTA Bond Account: EPL shall procure that all amounts received by it pursuant to the CTA Bonds are paid into the CTA Bond Account. EPL may only withdraw amounts standing to the credit of the CTA Bond Account to meet payments due under the Amended Credit Agreement.

Asset Option Account: EPL shall procure that amounts received by it pursuant to the Asset Option Agreement are paid into the Asset Option Account. Immediately upon receipt of any monies into the Asset Option Account, EPL shall withdraw an amount equal to the amount received and apply such monies in prepayment of the Second Intercompany Loan.

Revenue Account: EPL shall procure that all amounts received by it that it is required to pay to BEPET pursuant to the New CTA are paid directly to BEPET in accordance with the New CTA or to the Revenue Account. EPL may only withdraw amounts from the Revenue Account to make a payment under the New CTA, provided that: (a) such payment is due and payable; (b) an amount equal to such payment is standing to the credit of the Revenue Account; and (c) the payment is permitted under the Amended Credit Agreement.

Authorised Investment Account: EPL may procure that amounts standing to the credit of the Operating Account, the Insurance Proceeds Account and the Revenue Account are paid into the Authorised Investment Account for the purposes of investing in Cash Equivalents (as defined in Part VII, Terms and Conditions of the New Bonds, paragraph 21).

On and any time after the occurrence of an event of default under the Amended Credit Agreement which is continuing, the Account Bank, if directed by the Agent, acting on the instructions of the Majority Banks, must not pay any moneys from any Project Account.

PART X — ADDITIONAL INFORMATION—(Continued)

New Bonds

(dd)	Trust deed between the Issuer, the Initial Guarantors, the Restricted Subsidiaries and the Bond Trustee to be dated on or about the Issue Date of the New Bonds (Trust Deed).

The New Bonds will be constituted pursuant to the Trust Deed, which also contains various covenants by the Issuer and the Initial Guarantors in favour of the Bond Trustee, which will be held by the Bond Trustee on trust for the New Bondholders.

The Trust Deed includes the Terms and Conditions of the New Bonds, which contain extensive covenants given by New British Energy and other Group companies in favour of the Bond Trustee for the benefit of the New Bondholders. The full text of these covenants is set out in Part VII: Terms and conditions of the New Bonds, Condition 8 (Certain Covenants).

(ee)	Paying agency agreement between the Issuer, the Initial Guarantors, HSBC Private Bank (Jersey) Limited as registrar, HSBC Bank plc as principal paying agent and the other paying agents named therein and the Bond Trustee to be dated on or about the Issue Date of the New Bonds (Paying Agency Agreement).

Pursuant to the Paying Agency Agreement, the Issuer and the Guarantors have appointed the paying agents to make payments of principal and interest to New Bondholders on their behalf and to handle certain other administrative functions such as transfers and replacement of New Bonds.

(ff)	Distribution agreement expected to be entered into on or about the date of the Bondholder Resolutions and made between British Energy, New British Energy, Holdings plc, BEG, BEG UK, The Law Debenture Trust Corporation (Channel Islands) Limited (in its capacity as distribution trustee), the Scheme Creditors (comprising RBS and the Existing Trustees) and Lucid Issuer Services Limited (in its capacity as information agent in respect of the Creditors’ Scheme) (Distribution Agreement).

The Creditor Restructuring Agreement provided that the claims of RBS and the Existing Trustees (on behalf of the Bondholders of each series) against British Energy and certain of its affiliates would be fully compromised and settled in exchange for the distribution of New Bonds, New Shares and, in the case of RBS only, certain agreed interest payments (the Scheme Consideration) pursuant to the Creditors’ Scheme and the Distribution Agreement. On or as soon as practicable after, the Restructuring Effective Date the Scheme Consideration shall be issued, allotted and transferred (as applicable) to a distribution trustee, which shall hold such Scheme Consideration on bare trust for, and distribute it to or to the order of, the Scheme Creditors who are absolutely entitled thereto. Upon the issue, allotment and transfer of Scheme Consideration to the Distribution Trustee, none of British Energy, New British Energy or Holdings plc shall have any further obligations or responsibilities in respect of the Creditors’ Scheme (other than as specifically provided in the Creditors’ Scheme, the deed of release to be executed by the Scheme Creditors or the Distribution Agreement).

The Distribution Agreement sets out the terms of the appointment of the Distribution Trustee and the Information Agent, and, in particular, the rights, powers and duties of the Distribution Trustee and the Information Agent in relation to the distribution of Scheme Consideration. The Distribution Agreement includes directions from the Existing Trustees that the Scheme Consideration to which they would otherwise be entitled should be distributed to the holders of the ultimate

PART X — ADDITIONAL INFORMATION—(Continued)

beneficial interest in Existing Bonds, or their designated recipient, in accordance with instructions contained in letters to be provided to the Information Agent (Account Holder Letters). The Distribution Agreement contains similar directions from RBS as to how it wishes its entitlement to Scheme Consideration to be paid, and such directions shall be contained in a letter to be provided to the Information Agent (the RBS Letter) (Account Holder Letters and the RBS Letter being together referred to as Scheme Letters). Certain parties to the Distribution Agreement (including the Distribution Trustee and Information Agent) will provide undertakings to the Company, New British Energy, Holdings plc and the Court in relation to the performance of their respective roles and obligations under the Creditors’ Scheme and the Distribution Agreement.

In order to be able to receive or direct the receipt of a distribution of Scheme Consideration, each Bondholder and RBS must ensure that a Scheme Letter is submitted to the Information Agent on its behalf prior to the expiry of the period of three years after the Restructuring Effective Date (the Waiting Period).

The Distribution Trustee will not distribute Scheme Consideration to or for the account of a person in a jurisdiction where the Company determines that such distribution would either be prohibited by any applicable law or regulation or would require compliance with conditions or requirements which are unduly onerous in order to avoid such a prohibition. In such circumstances, the Information Agent shall provide the Distribution Trustee with a certificate in order to enable the Distribution Trustee to sell the relevant New Bonds and/or New Shares and to remit the proceeds (less applicable taxes and costs) to the relevant Scheme Creditor or, in the case of an Existing Trustee, to the Bondholder or its designated recipient specified in the relevant Account Holder Letter.

If New ADRs are listed for trading on the NYSE on the date of Admission, and if an election is made in the relevant Scheme Letter, RBS and Bondholders (or, in each case, their designated recipients (if different)) will receive New ADRs representing interests in New Shares in accordance with the terms of the Deposit Agreement (referred to in Part IX: Description of American Depositary Receipts).

In the Distribution Agreement, the Scheme Creditors direct the Distribution Trustee as to how it should distribute any Scheme Consideration or other assets held at the expiry of the Waiting Period.

Each of the Company, New British Energy and Holdings plc have jointly and severally agreed in the Distribution Agreement to indemnify (on an after tax basis) the Distribution Trustee in respect of all loss, liability, damage or expense that the Distribution Trustee may suffer or incur in connection with it acting in accordance with the Scheme or the Distribution Agreement except to the extent that such loss, liability or expense arose from its own negligence, wilful default or fraud.

Each of the Company, BEG and BEG UK confirmed and agreed that the arrangements relating to the remuneration, costs, charges, expenses and liabilities (each a Loss) of the Existing Trustees contained in clause 8 (Remuneration and Indemnification of the Trustee) of the Existing Trust Deed (including, without limitation, the indemnity in Clause 8.4 of the Existing Trust Deed (save in circumstances where the relevant Loss arises from the Existing Trustee’s own negligence, wilful default or fraud)) shall extend to the role of each Existing Trustee in the implementation of the Creditors’ Scheme (including, without limitation, under or pursuant to this Distribution Agreement) and such arrangements are re-stated jointly and severally by each of the Company, BEG and BEG UK as though such arrangements were set out in full mutatis mutandis in the Distribution Agreement.

PART X — ADDITIONAL INFORMATION—(Continued)

Each of the Company, New British Energy and Holdings plc has also covenanted to the Existing Trustees and RBS that, to the extent that any stamp duty and/or SDRT becomes payable upon the issue and/or allotment of New Bonds or New Shares to RBS (or its nominee) or to Bondholders or their designated recipients (Eligible Recipients), then they shall pay such stamp duty and/or SDRT on behalf of such Eligible Recipient provided that such liability has not arisen as a result of the issue of New Bonds or New Shares to a depository receipt issuer (or to a nominee or agent for a depository receipt issuer or to a provider of a clearance service (or to a nominee of such a provider), including for the avoidance of doubt, the ADR Depositary and/or its nominee).

(gg)	Information agent agreement dated 23 November 2004 and made between British Energy, New British Energy, Holdings plc and Lucid Issuer Services Limited (in its capacity as information agent in respect of the Eggborough Banks and Significant Creditors) (Information Agent Agreement).

The Information Agent Agreement documents the terms of appointment of the Information Agent by British Energy, New British Energy and Holdings plc and, in particular, the rights, powers and duties of the Information Agent in relation to the issue and allotment (as applicable) of New Bonds and New Shares to or on behalf of the EPL Banks and Significant Creditors (the Non-Scheme Creditors) pursuant to the Creditor Restructuring Agreement. The provisions of the Information Agent Agreement supplement the operative provisions setting out the distribution arrangements for Non-Scheme Creditors set out in Schedule 3 of the Creditor Restructuring Agreement.

In order to receive the New Bonds and New Shares to which they are entitled, or to direct that they be issued and allotted (as applicable) to another person on the Non- Scheme Creditor’s behalf, Non-Scheme Creditors must submit a duly completed letter (a Letter of Election) to the Information Agent prior to the date falling six months after the Restructuring Effective Date. Each Letter of Election must specify the amount of such Non-Scheme Creditor’s claim against the relevant Group company, contain certain confirmations and representations as to the status and eligibility of the Non-Scheme Creditor and, if applicable, its nominee (which may include a sub-participant), and direct how the New Bonds and/or New Shares to which such Non-Scheme Creditor is entitled should be delivered.

The Information Agent Agreement requires the Information Agent to, inter alia, use its best efforts to liaise with Non-Scheme Creditors as soon as possible to ensure that they provide complete and accurate Letters of Election as soon as possible, and to correct and complete and missing and/or incorrect information in such Letters of Election.

Where a Letter of Election has been duly completed, the Information Agent must deliver a payment instruction certificate to the Company, New British Energy and Holdings plc setting out how the New Bonds and New Shares specified in such duly completed Letter of Election should be delivered, New British Energy and Holdings plc are obliged to issue and allot (as applicable) such number of New Bonds and/or New Shares to which such Non-Scheme Creditor is entitled.

New British Energy or Holdings plc will not issue or allot (as applicable) New Bonds and/or New Shares to or for the account of a person where such issue or allotment (as applicable) would either be prohibited by any applicable law or regulation or would require compliance with conditions or requirements which are unduly onerous in order to avoid such a prohibition. Accordingly, where a Letter of Election is received by the Information Agent which requests the issue and/or

PART X — ADDITIONAL INFORMATION—(Continued)

allotment of New Bonds and/or New Shares to a person in such a jurisdiction, the Information Agent shall request the Company, New British Energy and Holdings plc for a determination as to whether New Bonds and/or New Shares may be issued and or allotted to such person.

Where the Company, New British Energy or Holdings plc determines that New Bonds and/or New Shares may not be issued or allotted (as applicable) to a particular person as a result of such a prohibition, the Information Agent shall deliver a sale instruction certificate to the Company, New British Energy and Holdings plc and the Company, New British Energy or Holdings plc shall procure that such New Bonds and/or New Shares are sold and the proceeds (less applicable taxes and costs) remitted to the relevant Non-Scheme Creditor.

The Information Agent Agreement provides that the Company, New British Energy and Holdings plc shall pay the Information Agent’s fees and expenses.

18.	ELECTRICITY GENERATION AND SUPPLY LICENCES

Section 4 of the Electricity Act requires all those generating, supplying, distributing or transmitting electricity to hold the relevant generation, supply, distribution or transmission licences. Although there are certain exemptions to the requirement to hold a licence neither BEG, BEG UK nor EPL have the benefit of such exemptions. Generation licences are held by BEG, BEG UK and EPL, whereas a supply licence is only held by BEG. As a result of the State Aid Approval and pursuant to the Deed of Undertaking between British Energy and the Secretary of State to give effect to the conditions imposed on the Government by the State Aid Approval, British Energy has undertaken to establish its DSB as a separate subsidiary and to use all reasonable endeavours to transfer the relevant licence from BEG to the subsidiary. It is likely that GEMA will agree to such transfer of the licence.

British Energy and the Secretary of State have entered into a Deed of Undertaking to give effect to the compensatory measures and other conditions imposed by the State Aid Approval on the Government. Pursuant to this Deed of Undertaking, British Energy is required to use all reasonable endeavours to obtain licence modifications to separate its nuclear generation business from its non-nuclear generation business, in order to ensure that its nuclear generation business does not give a cross-subsidy to any other business of the Group. It is unlikely that GEMA would agree to give effect to such proposed licence modifications.

However, the Company has undertaken under the Deed of Undertaking to ensure, in the absence of GEMA’s consent, that its existing nuclear activities will not give any cross-subsidy to any other member of the Group. This was agreed with the Commission and is consistent with the State Aid Approval.

18.1	Revocation of licences

The generation licences granted to BEG and BEG UK will remain in force, unless determined by not less than 25 years’ written notice. Under the BEG Licence, such notice may not be served before 19 March 2006. Under the EPL electricity generation licence, such notice may not be served before 5 January 2010 and, under the BEG electricity supply licence, such notice may not be served before 1 April 2006.

The generation and supply licences may be revoked in certain circumstances on giving not less than 30 days’ notice in writing to the licence holder (or 24 hours’

PART X — ADDITIONAL INFORMATION—(Continued)

notice in the case of a revocation under paragraph (vii) below). These circumstances include:

(i)	if the licence holder agrees with GEMA in writing, that the relevant licence should be revoked;

(ii)	if the licence holder fails to pay any amount owed to GEMA as prescribed under the licence for 30 days after it has become due and if it remains unpaid for 14 days after notice of overdue payment has been given by GEMA;

(iii)	if the licence holder fails to comply with a final order under the Electricity Act or a provisional order which has been confirmed, provided that, in either case, such failure is not rectified within three months of notice of such failure being given by GEMA;

(iv)	if the licence holder fails to pay any financial penalty as prescribed by the Electricity Act by the due date and such payment is not made within three months from the giving of the notice by GEMA in writing for failure to do so;

(v)	if the licence holder fails to comply with an order by the Secretary of State under the relevant competition legislation;

(vi)	if the licence holder ceases to carry on the generation or supply business or commences such generation or supply business within 5 years of the date on which the licence comes into force;

(vii)	if certain events usually associated with insolvency, such as the inability to pay debts above £100,000 within the meaning of section 123 (1) or (2) of Insolvency Act 1986, the entry into any scheme of arrangement (other than for the purpose of reconstruction or amalgamation upon terms and within such period as may previously have been approved in writing by the Authority), the appointment of a receiver in relation to the whole or a material part of the licence holder’s assets, an administration order or a winding-up order, occur in relation to the licence holder; and

(viii)	if the licence holder is convicted of an offence as prescribed under the Electricity Act in making its application for the licence.

In relation to paragraphs (iii) and (iv) above, GEMA may not give a notice of overdue payment to the licence holder until the period for questioning of the validity of the final or provisional order expires or any other proceedings is finally determined.

18.2	Licence fees

Each generation and supply licence provides for payment of fees by the licence holder. In addition to an initial application fee, each licence holder is required to pay a further annual amount based on the relevant proportion of the estimated annual costs incurred by the Competition Commission in the previous year in connection with any references relating to any electricity generation or supply licence, together with an adjustment for any error in calculation of the previous year’s fees.

18.3	Electricity generation licences

The generation licences issued to BEG, BEG UK and EPL contain the following principal conditions:

PART X — ADDITIONAL INFORMATION—(Continued)

Prohibition of cross subsidy and discrimination

The licensee must ensure that its electricity generation business taken together with the generation business of any affiliate or related undertaking does not provide any cross subsidy to, or receive any cross subsidy from, any other business of the licensee or any affiliate or related undertaking of the licensee. This prohibition on cross subsidies does not apply to BEG and EPL by virtue of their respective licences but does apply to them by virtue of the BEG UK generation licence as BEG and EPL are affiliates of BEG UK. British Energy and the Government have entered into a Deed of Undertaking to give effect to the conditions imposed by the State Aid Approval on the Government. Pursuant to the Deed of Undertaking, British Energy is required to use all reasonable endeavours to obtain Licence modifications to separate its nuclear generation business from its non-nuclear generation business for regulatory purposes, and provide that its nuclear generation business shall not give any cross-subsidy to any other business of the British Energy Group. It is unlikely that GEMA would agree to give effect to such proposed Licence modifications. The Deed of Undertaking however provides for alternative arrangements to give effect to the cross-subsidy prohibition on British Energy’s nuclear generation business.

The licensee, its affiliates and related undertakings are not permitted to sell or offer to sell electricity to any person on terms as to price which are materially more or less favourable than those offered to other comparable persons. This prohibition does not apply to the BEG or EPL by virtue of the their generation licences but does apply to BEG and EPL by virtue of the BEG UK generation licence as BEG is a wholly owned subsidiary of BEG UK and EPL is an affiliate of BEG UK.

There are certain exemptions to this prohibition on discrimination in selling electricity. In relation to BEG UK, this prohibition does not apply to any contract for sale of electricity to SSE and Scottish Power.

References to selling electricity do not include the sale by way of the supply to premises (ie. direct supply).

Compliance with industry codes

BEG, BEG UK and EPL are required to comply with the Grid Code and every Distribution Code so far as applicable to it. In addition, the licensees are required to comply with the BSC and CUSC. The licensees are required as part of its compliance with BSC and CUSC to be a party to the BSC Framework Agreement and CUSC Framework Agreement respectively.

BEG UK is also required to comply with the Trading Code for Scotland insofar as it is applicable. It is also required to comply with the provisions of the Settlement Agreement for Scotland.

Security arrangements

The licensees are required to comply with the Fuel Security Code in England and Wales, designated as such from time to time by the Secretary of State, which governs stocks of fuel and other materials to be held at power stations.

In Scotland, if so directed by GEMA, BEG UK is required to enter into an agreement designated by the Secretary of State relating to compliance with directions issued under section 34 and/or section 35 of the Electricity Act.

PART X — ADDITIONAL INFORMATION—(Continued)

Provision of information to GEMA

The licensee is required under the terms of its licence to forward to GEMA certain information, such as statistical information about the licensee, and such reports as GEMA may consider necessary or it may reasonably request in compliance with its own obligations under the Electricity Act and the Utilities Act 2000. In particular, GEMA may require the licensee to give reasoned comments on the accuracy and text of any information or advice, which GEMA proposes to publish.

Ancillary services

The generation licences contain conditions requiring the provision of certain ancillary services, if requested by any transmission company. The obligation to provide ancillary services by BEG and BEG UK may only be provided in relation to nuclear generation business if it is not in breach of any of the terms of the licence issued under the NIA.

18.4	Electricity supply licences in England, Wales and Scotland

BEG is the holder of an electricity supply licence that covers England, Wales and Scotland, but does not cover supply to domestic customers, and is subject to the following principal conditions:

Prohibition of cross subsidy and discrimination

The licensee must ensure that the electricity supply business of the licensee does not provide any cross subsidy to, or receive any cross subsidy from, any other business of the licensee or any affiliate or related undertaking of the licensee.

The licensee its affiliates and related undertakings are not permitted to sell or offer to sell electricity to any person on terms as to price which are materially more or less favourable than those offered to other comparable persons.

References to selling electricity do not include the sale by way of supply to premises.

As a result of the State Aid Approval and pursuant to a Deed of Undertaking between British Energy and the Government to give effect to the compensatory measures and other conditions imposed on the Government by the State Aid Approval, British Energy has undertaken to establish its electricity direct supply sales business as a separate subsidiary and to use all reasonable endeavours to transfer the relevant Licence from BEG to the subsidiary. It is likely that GEMA will agree to such a transfer of the Licence.

Compliance with industry codes

In England and Wales, BEG is required to comply with the Grid Code and every Distribution Code so far as it is applicable to it. BEG is also required to be a party to the CUSC Framework Agreement and to comply with the CUSC. In addition, BEG is required to be a party to the BSC Framework Agreement and to comply with the BSC.

BEG is required to comply with the provisions of the Settlement Agreement for Scotland and the Trading Code in Scotland.

BEG is required to become party to and hence comply with the provisions of the Master Registration Agreement (MRA). The MRA is a multi-party agreement signed

PART X — ADDITIONAL INFORMATION—(Continued)

by all British electricity suppliers, distributors and settlement bodies, which provides the contractual framework for the registration process required to support the electricity market in Great Britain.

Security arrangements

BEG is required to comply with the Fuel Security Code, designated as such from time to time by the Secretary of State, which governs stocks of fuel and other materials to be held at power stations in England and Wales.

In Scotland, if so directed by GEMA, BEG is required to enter into an agreement designated by the Secretary of State relating to compliance with directions issued under section 34 and/or section 35 of the Electricity Act.

Provision of information to GEMA

BEG is required to provide GEMA with an annual statement on the arrangements it has made to meet the generation security standard and other related information. The generation security standard ensures a steady and reliable supply of electricity to certain customers in Scotland.

The licensee is required under the terms of its licence to forward to GEMA certain information, such as statistical information about the licensee, and such reports as GEMA may consider necessary or it may reasonably request in compliance with its own obligations under the Electricity Act and the Utilities Act. In particular, GEMA may require the licensee to give reasoned comments on the accuracy and text of any information or advice which GEMA proposes to publish.

Codes of practice

The licensee is under an obligation to submit a code of practice to GEMA for its approval on the principles and procedures that the licensee will follow in respect of any person acting on the licensee’s behalf who requires access to the customer’s premises. In addition, GEMA will also approve any code of practice setting out the ways in which the licensee will make available to customers guidance on the effective use of electricity as prepared by a suitably qualified person.

Supplier of last resort

GEMA may issue a last resort supply direction to direct the licensee to supply electricity to specified customers for a period of up to six months where circumstances have arisen which would entitle GEMA to revoke the electricity supply licence of another company, and the licence includes provisions for payments to be made to the licensee in respect of any losses it incurs in complying with a last resort supply direction.

19.	GENERAL

19.1	PricewaterhouseCoopers LLP have given and have not withdrawn their written consent to the inclusion of their reports set out in Part IV and their letter set out in Part V and the references to their reports and letter and their name in the form and context in which they are respectively included and have authorised the contents of their report and letter for the purposes of regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

19.2	The total costs and expenses relating to obtaining Admission (assuming this is on or before 31 January 2005) were estimated, as at 22 November 2004, to amount to £20.6m all of which are payable by us.

PART X — ADDITIONAL INFORMATION—(Continued)

In addition to the professional fees and expenses of its own advisers, as is customary in a financial restructuring of the nature of our Restructuring, we have agreed to pay the professional fees incurred by certain other parties to the Restructuring, including the legal and financial advisers’ fees of persons retained by the Government, the ad hoc committee, the Eggborough Banks and Deutsche Bank. Details of the amounts paid, and anticipated to be paid, on the basis of the Company’s estimates, to the 20 largest invoicing advisers to the Group and the other parties to the Restructuring for whose fees we have been responsible in connection with the Restructuring (that is from 9 August 2002 until the Restructuring Effective Date (assuming this is on or before 31 January 2005)) are set out below:

Company’s advisers

Name of Advisers	Amount of fees (£’000)
Clifford Chance LLP	25,700
Citigroup Global Markets Limited	18,908
PricewaterhouseCoopers LLP	11,122
KPMG LLP	4,956
HSBC Bank plc	3,351
MacRoberts Solicitors	1,469
Financial Dynamics	1,215
Alvarez and Marsal	1,100
Lazards	846
WS Atkins plc	760
Creditors’ advisers (1)(2)
DTI advisers	13,500
Cadwalader, Wickersham & Taft LLP	7,493
Close Brothers Corporate Finance Limited	4,053
Allen & Overy LLP	2,262
Ernst & Young LLP	1,794
Fieldstone Private Capital Group Limited	1,506
Ashurst Morris Crisp	1,310
Denton Wilde Sapte	1,249
Weil Gotshal & Manges LLP	898
Latham & Watkins LLP	500

(1)	The Eggborough Banks are receiving a success fee of £3m contingent on the Restructuring becoming Effective.

(2)	The Barclays Bank syndicate/committee are receiving syndicate fees of £3m.

19.3	There are no arrangements in existence under which our future dividends are to be waived or agreed to be waived.

20.	LISTING AND SETTLEMENT

The admission of the New Bonds to listing on the Official List of the UKLA and to trading on the London Stock Exchange’s market for listed securities will be expressed in sterling as a percentage of their principal amount (exclusive of accrued interest), subject to the issue of the New Bonds. Prior to official listing, dealings may be permitted by the London Stock Exchange in accordance with its rules. Transactions will normally be effected for settlement in sterling for delivery on the third business day in London after the date of the transaction.

21.	DOCUMENTS FOR INSPECTION

Copies of the following documents may be inspected at the offices of Clifford Chance Limited Liability Partnership, 10 Upper Bank Street, London, E14 5JJ during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) following the date of this document up to and including 20 December 2004:

21.1.1	the Memorandum, existing articles of association and the Articles;

PART X — ADDITIONAL INFORMATION—(Continued)

21.1.2	the existing memorandum and articles of association of our subsidiary Holdings plc and the articles of association of Holdings plc to be adopted prior to Admission;

21.1.3	the memorandum and articles of association of each Guarantor;

21.1.4	the audited consolidated accounts of British Energy for the two financial years ended 31 March 2003 and 31 March 2004;

21.1.5	the results for British Energy for the three months ended 30 June 2004 set out in Part IV;

21.1.6	the pro forma consolidated income statement and net asset statement for the New British Energy Group set out in Part V;

21.1.7	the Accountants’ Report in respect of British Energy set out in Part IV and the statement of adjustments relating to that report;

21.1.8	the Accountants’ Reports in respect of New British Energy and Holdings plc;

21.1.9	the service agreements and letters of appointment referred to in paragraph 7 above;

21.1.10	the rules of the New British Energy employee share incentive plans referred to in paragraph 8 above;

21.1.11	the material contracts referred to in paragraph 17 above;

21.1.12	the written consents referred to in paragraph 19 above;

21.1.13	the preliminary reports on the actuarial valuation for the Generation Group and the Combined Group referred to in paragraph 9 above, with cover letter dated 6 October 2004;

21.1.14	the Creditors’ Scheme Circular and the Members’ Scheme Circular; and

21.1.15	this document.

22.	USE OF PROCEEDS

The New Bonds are being issued as part of the restructuring of the Group. £275m in principal amount of the New Bonds will be issued by Holdings plc in discharge of £275m in principal amount of the claims of the Creditors whose claims are being compromised as part of the Restructuring. £150m in principal amount of the New Bonds (being the CTA Bonds) will be issued to EPHL. The net proceeds of the issue of the CTA Bonds, amounting to £150m, will be applied by Holdings plc in making an intercompany loan to EPHL. £275m in principal amount of the New Bonds will be issued to the NLF as part of the Group’s contribution to the NLF, which will be applied in funding uncontracted nuclear liabilities and qualifying decommissioning costs. No cash consideration will be received by Holdings plc or any member of the Group from the issue of the Bonds.

Dated:	29 November 2004

DEFINITIONS

Technical terms are defined in the Glossary

In this document, except as otherwise specified, “we”, “us” or “our” refer to New British Energy and/or Holdings plc together with, in each case, its subsidiaries as they will be from Admission or to British Energy and/or its subsidiaries and any of their respective predecessors in business, as the context may require. Terms used in Part VII: Terms and conditions of the New Bonds shall have the meanings given to them in Condition 21 “Certain Definitions” of that Part.

Terms used in Part IV, Section 2: Results for British Energy plc for the three months ended 30 June 2004 shall have the meanings given to them in the text reproduced in that section.

A Shareholders	the holders of A Shares

A Shares	the A shares of 60p each in the capital of British Energy

Accelerated Decommissioning Payment	the payment that BEG and BEG UK will need to make to the NLF pursuant to the terms of the Contribution Agreement prior to an early redemption of the New Bonds

Account Holder Letters	letters to be provided to the Information Agent pursuant to the terms of the Distribution Agreement in relation to the distribution of the Scheme Consideration

Accounts Agreement	the accounts agreement dated 30 September 2004 between EPL and Barclays Bank plc (acting as Agent and Account Bank) (a summary of which is set out in Part X: Additional information, paragraph 17.2(cc))

Act	the Companies Act 1985

ad hoc committee	an ad hoc committee of British Energy’s Bondholders

Admission	admission of the New Shares, Warrants and New Bonds to the Official List of the UKLA and admission to trading on the London Stock Exchange

Admitted Interest	interest accrued on the Bond Indebtedness and/or RBS Indebtedness up to but excluding the Restructuring Effective Date but not paid under the standstill arrangements

Admitted Scheme Claims	the amount of any relevant Scheme Claim which has been admitted by British Energy so as to qualify for distributions of New Shares and New Bonds under the Creditors’ Scheme

ADR Depositary	JPMorgan Chase Bank, N.A.

AEP	American Electric Power Company, Inc.

AGR Fuel Supply Agreements	the Existing AGR Fuel Supply Agreements and the Post 2006 AGR Fuel Supply Agreements (summaries of which are set out in Part X: Additional information, paragraphs 17.1(z) to (cc))

DEFINITIONS—(Continued)

Amended Credit Agreement	the Eggborough Credit Agreement as amended and restated by the Amendment and Restatement Agreement on the Restatement Date (as defined in the Amendment and Restatement Agreement)

Amended Intercreditor Agreement	the intercreditor agreement originally dated 8 September 2000 as amended and restated on the Restatement Date between EPL, EPHL, BEPET and the Eggborough Banks (a summary of which is set out in Part X: Additional information, paragraph 17.2 (u))

Amendment and Restatement Agreement	the amendment and restatement agreement dated 30 September 2004 between, amongst others Barclays Bank PLC (as security trustee) and the Eggborough Banks (a summary of which is set out in Part X: Additional information, paragraph 17.2 (x))

AmerGen	AmerGen Energy Company, LLC

APX	the Amsterdam Power Exchange

Articles	the articles of association of New British Energy to be adopted prior to Admission

Asset Option Agreement	the Asset Option Agreement dated 30 September 2004 between EPL, Barclays Bank plc (as agent and security trustee) and BEPET (a summary of which is set out in Part X: Additional information, paragraph 17.2 (q))

ATCSA	Anti-Terrorism Crime and Security Act 2001

BECII	British Energy Canada Investment Inc.

BECL	British Energy (Canada) Limited

BEG	British Energy Generation Limited

BEG 1995 Historic Fuel Agreement	the agreement for the storage and reprocessing of irradiated oxide fuel and related services dated 31 March 1995 between BNFL and NE plc (now Magnox), as novated to BEG and amended and restated on 16 May 2003 and as further amended on 30 October 2003 (a summary of which is set out in Part X: Additional information, paragraph 17.1 (hh))

BEG 1997 Historic Fuel Agreement	the agreement for spent fuel management services dated 3 June 1997 between BNFL and Nuclear Electric (now BEG), as amended and restated on 16 May 2003 and further amended on 30 October 2003 (a summary of which is set out in Part X: Additional information, paragraph 17.1 (ii))

DEFINITIONS—(Continued)

BEG Flask Maintenance Agreement	the agreement for oxide flask maintenance dated March 1996 between BNFL and NE plc (now Magnox) and novated to BEG on 31 March 1996, as amended and restated on 16 May 2003 and further amended on 30 October 2003 (a summary of which is set out in Part X: Additional information, paragraph 17.1 (ll))

BEG March 2003 Deed of Amendment	the deed of amendment and guarantee entered into on 31 March 2003 between British Energy, BEG and BNFL amending the Existing BEG AGR Fuel Supply Agreement (as amended on 22 July 2003 and 30 October 2003)

BEG New Flask Maintenance Agreement	the new agreement for oxide flask maintenance dated 3 June 1997 between BNFL and Nuclear Electric (now BEG), as amended and restated on 16 May 2003 and further amended on 30 October 2003 (a summary of which is set out in Part X: Additional information, paragraph 17.1 (mm))

BEG New Spent Fuel Agreement	the agreement for spent fuel management services dated 16 May 2003 between BNFL, BEG, BETS and British Energy, as amended by a deed of amendment dated 30 October 2003 (a summary of which is set out in Part X: Additional information, paragraph 17.1 (ff))

BEG Oxide Miscellaneous Services Agreement	the agreement for miscellaneous services in support of the agreements for storage, reprocessing and flask maintenance dated 31 March 1996 between BNFL and NE plc (now Magnox), as amended and novated to BEG on 31 March 1996, 16 May 2003 and further amended on 30 October 2003 (a summary of which is set out in Part X: Additional information, paragraph 17.1 (oo))

BEG Post 2006 AGR Fuel Supply Agreement	the agreement for the supply of fuel for use in AGRs from 1 April 2006 dated 31 March 2003 between BEG, BNFL and British Energy, as amended by deeds of amendment dated 22 July 2003 and 30 October 2003 (a summary of which is set out in Part X: Additional information, paragraph 17.1 (aa))

BEG Transportation Agreement	the agreement for rail transport services of irradiated nuclear fuel in the UK dated 3 June 1997 between BNFL and Nuclear Electric (now BEG), as amended and restated on 16 May 2003 and further amended on 30 October 2003 (a summary of which is set out in Part X: Additional information, paragraph 17.1 (nn))

BEG UK	British Energy Generation (UK) Limited

BEG UK March 2003 Deed of Amendment	the deed of amendment and guarantee entered into on 31 March 2003 between British Energy, BEG UK and BNFL amending the Existing BEG UK AGR Fuel Supply Agreement (as amended on 22 July 2003 and 30 October 2003)

BEG UK Flask Maintenance Agreement	the agreement for oxide flask maintenance dated 29 March 1996 between BNFL and Scottish Nuclear (now BEG UK), as amended and restated on 16 May 2003 and further amended on 30 October 2003 (a summary of which is set out in Part X: Additional information, paragraph 17.1 (pp))

DEFINITIONS—(Continued)

BEG UK Long Term Storage Agreement	the agreement for the long term storage of irradiated oxide fuel and related services dated 30 March 1995 between BNFL and Scottish Nuclear (now BEG UK), as amended and restated on 16 May 2003 and amended on 30 October 2003 (a summary of which is set out in Part X: Additional information, paragraph 17.1 (kk))

BEG UK New Flask Maintenance Agreement	the new agreement for oxide flask maintenance services dated 3 June 1997 between BNFL and Scottish Nuclear (now BEG UK), as amended and restated on 16 May 2003 and further amended on 30 October 2003 (a summary of which is set out in Part X: Additional information, paragraph 17.1 (qq))

BEG UK New Spent Fuel Agreement	the agreement for spent fuel management services dated 16 May 2003 between BNFL, BEG UK, BETS and British Energy as amended on 30 October 2003 (a summary of which is set out in Part X: Additional information, paragraph 17.1 (gg))

BEG UK Oxide Miscellaneous Services Agreement	the agreement for miscellaneous services in support of the agreements for storage, reprocessing and flask maintenance dated 29 March 1996 between BNFL and Scottish Nuclear (now BEG UK), as amended and restated on 16 May 2003 and further amended on 30 October 2003 (a summary of which is set out in Part X: Additional information, paragraph 17.1 (ss))

BEG UK Post 2006 AGR Fuel Supply Agreement	the agreement for the supply of fuel for use in AGRs from 1 April 2006 dated 31 March 2003 between BEG UK, BNFL and British Energy, as amended by deeds of amendment dated 22 July 2003 and 30 October 2003 (a summary of which is set out in Part X: Additional information, paragraph 17.1 (cc))

BEG UK Storage and Reprocessing Agreement	the reprocessing and storage facilities agreement dated 30 March 1995 between BNFL and Scottish Nuclear (now BEG UK) as amended and restated on 16 May 2003 and further amended on 30 October 2003 (a summary of which is set out in Part X: Additional information, paragraph 17.1 (jj))

BEG UK Transportation Agreement	the agreement for rail transport services of irradiated nuclear fuel in the UK dated 3 June 1997 between BNFL and Scottish Nuclear (now BEG UK), as amended and restated on 16 May 2003 and further amended on 30 October 2003 (a summary of which is set out in Part X: Additional information, paragraph 17.1 (rr))

BEIHL	British Energy International Holdings Limited

BEIL	British Energy Investment Limited

BELP	British Energy Limited Partnership

BEPET	British Energy Power and Energy Trading Limited

BETS	British Energy Trading Services Limited

DEFINITIONS—(Continued)

BETTA	British Electricity Trading and Transmission Arrangements

BEUSH	British Energy US Holdings Inc

BNFL	British Nuclear Fuels plc

BNFL Ancillary Agreements	the BEG New Flask Maintenance Agreement, BEG UK New Flask Maintenance Agreement, BEG Flask Maintenance Agreement, BEG UK Flask Maintenance Agreement, BEG Transportation Agreement, BEG UK Transportation Agreement, BEG Oxide Miscellaneous Agreement and BEG UK Oxide Miscellaneous Agreement

BNFL Conditions	means the conditions to the effectiveness of the New BNFL Contracts as set out in Part X: Additional information, paragraph 17.1, section headed: BNFL Contracts

BNFL Historic Contracts	the Historic Fuel Agreements and, to the extent that they relate to historic spent fuel, the BNFL Ancillary Agreements

Board	the board of directors of New British Energy for the time being, including a duly constituted committee of the Directors

Bondholder	the holder of the ultimate beneficial interest in an Existing Bond and Bondholders means any or all of them

Bond Indebtedness	any and all liability of British Energy under or in connection with the Existing Bonds

Bond Registrar	HSBC Private Bank (Jersey) Limited

Bond Trustee	The Law Debenture Trust Corporation p.l.c.

Bondholder Restructuring Agreement	the agreement dated 14 February 2003 between British Energy, BEG and BEG UK and certain Bondholders, as amended and/or extended from time to time (a summary of which is set out in Part X: Additional information, paragraph 17.1(j))

BPC	BPC Generation Infrastructure Trust

BPII	Bruce Power Investments Inc.

Brandes	Brandes Investment Partners, LLC

British Energy	British Energy plc

British Energy ADR	American depositary receipts representing beneficial interests in American depositary shares issued by the ADR Depositary pursuant to the amended and restated deposit agreement dated 18 March 2003 under which each American depositary share represents a beneficial interest in 75 Ordinary Shares

British Energy Group	being, before the Restructuring Effective Date, British Energy and its subsidiaries from time to time, and after the Restructuring Effective Date, New British Energy and its subsidiaries

DEFINITIONS—(Continued)

British Energy Group plc Share Plans	means together the British Energy Group plc Interim Deferred Bonus Plan 2005, the British Energy Group plc Long Term Deferred Bonus Plan, the British Energy Group plc Executive Plan, the British Energy Group plc Employee Plan, the British Energy Group plc Share Incentive Plan and an associated trust, the British Energy Group plc Sharesave Scheme

British Energy Shareholders	holders for the time being of British Energy Shares

British Energy Shares	the Ordinary Shares and the A Shares

Bruce Group Disposal	the disposal by British Energy of BECL to Ontario Corporation on 17 January 2003 (a summary of which is set out in Part X: Additional information, paragraph 17.1 (c))

Bruce Power	Bruce Power Limited Partnership

Business	the entire business of British Energy, including all of its assets (except for the non-voting shares held by it in each of New British Energy and Holdings plc) and shares in its subsidiaries

Business Day	a day on which banks are open for general business (other than a Saturday or Sunday) in London and Edinburgh

Business Transfer Agreement	the agreement dated 8 October 2004 between British Energy and Holdings plc to effect the Disposal (a summary of which is set out in Part X: Additional information, paragraph 17.1 (p))

Cameco	Cameco Corporation

Cash Reserves	available cash within the New British Energy Group and cash which is used for the purpose of providing collateral for, and for operations ancillary to, the generation, sale and purchase by the New British Energy Group of electricity in an amount up to the Target Amount but excluding the Forecast Expenditure Reserve

CBHI	Cameco Bruce Holdings Inc.

CCL	Climate Change Levy

CEGB	Central Electricity Generating Board

Centrica	Centrica plc

CFI	Court of First Instance of the European Communities

Citigroup	Citigroup Global Markets Limited

Collection Account	the account established pursuant to the Receivables Facility Agreement into which the proceeds of the receivables will be paid from the date of the first utilisation

DEFINITIONS—(Continued)

Commission	the European Commission

Common Market	the common market established through the Economic Community Treaty which came into force in 1958 as amended from time to time

Company	British Energy Group plc

Computer Services Agreement	the computer services agreement dated 31 March 2003 between BEG, Magnox, BNFL and British Energy for the implementation of the Passport 9 asset management software (a summary of which is set out in Part X: Additional information, paragraph 17.1 (tt))

Consenting Bondholder	each Bondholder who is either a party to the Creditor Restructuring Agreement or agrees to be bound by the terms of the Creditor Restructuring Agreement as if he were a party thereto and Consenting Bondholders means all of them

Consenting Creditors	in relation to the standstill arrangements, the Consenting Bondholders, the Eggborough Banks, RBS, the Significant Creditors and BNFL

Contribution Agreement	an agreement to be dated on the Restructuring Effective Date between the Secretary of State, NLF, BEG UK, BEG, New British Energy and Holdings plc (a summary of which is set out in Part X: Additional information, paragraph 17.2 (e))

Convertible Shares	convertible ordinary shares of 10p each in the capital of New British Energy which will be issued to the NLF pursuant to the exercise of the NLF Conversion Right

Costs of Discharging Liabilities	means the costs of discharging qualified decommissioning costs and qualified uncontracted nuclear liabilities under the NLFA

Court	the Court of Session, Parliament House, Parliament Square, Edinburgh EH1 1RF

Creditors	means RBS, the Bondholders, the Significant Creditors and the Eggborough Banks

Creditors’ Order	the order of the Court sanctioning the Creditors’ Scheme

Creditor Restructuring Agreement	the agreement dated as of 30 September 2003 between, amongst others, British Energy, certain members of the British Energy Group, the Creditors, BNFL (as amended from time to time) (a summary of which is set out in Part X: Additional information, paragraph 17.1 (g))

Creditors’ Scheme	the scheme of arrangement under section 425 of the Act pursuant to which Scheme Creditors will compromise their claims (including the claims of Bondholders) against British Energy in return for, amongst other things, the issue of New Shares and New Bonds

Creditors’ Scheme Circular	the circular to Scheme Creditors containing an explanatory statement in relation to the Creditors’ Scheme in compliance with section 426 of the Act

DEFINITIONS—(Continued)

CREST	the relevant system (as defined in the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755)) for paperless settlement of share transfers and the holding of shares in uncertificated form which is administered by CRESTCo Limited

CTA	the capacity and tolling agreement dated 13 July 2000 between BEPET and EPL, as amended and restated on 8 September 2000 and 5 February 2001 (a summary of which is set out in Part X: Additional information, paragraph 17.1 (u))

CTA Agreements	agreements into which the New British Energy Group has agreed to enter on completion of the Restructuring and under which EPL will remain within the New British Energy Group and will continue to own and operate the Eggborough power station

CTA Bonds	the £150m 7 per cent. fixed rate bonds to be issued by Holdings plc pursuant to the Restructuring and to be held by EPHL and then EPL

CTA Global Bond Certificate	the certificate issued in respect of the CTA Bonds by Holdings plc to EPHL on the Restructuring Effective Date

DDP Debenture	the debenture to be dated on the Restructuring Effective Date between the Secretary of State, the NLF and the Obligors (as defined therein) (a summary of which is set out in Part X: Additional information, paragraph 17.2 (f))

decommissioning costs	the costs of decommissioning the New British Energy Group’s nuclear power stations

Decommissioning Default Payment	the aggregate Decommissioning Payments remaining to be paid by BEG and BEG UK which will be accelerated on various insolvency events relating to the Company, Holdings plc, BEG, BEG UK, any of the Guarantors or any of the Material New British Energy Group Companies

Decommissioning Payments	fixed decommissioning contributions paid to the NLF pursuant to the terms of the Contribution Agreement of £20m per annum (stated in March 2003 monetary values and indexed to RPI), which taper as our nuclear power stations are currently scheduled to close

Deed of Termination	the deed of termination to be dated on the Restructuring Effective Date between, amongst others, British Energy, BEPET, EPHL, EPL, Barclays Bank plc, as security trustee and the Eggborough Banks (a summary of which is set out in Part X: Additional information, paragraph 17.2 (bb))

Deed of Undertaking	the deed dated 8 October 2004 between the Secretary of State and British Energy implementing the State Aid Approval as amended from time to time (a summary of which is set out in Part X: Additional information, paragraph 17.1 (o))

DEFINITIONS—(Continued)

Delisting	the delisting of British Energy from the Official List of the UKLA

Deposit Agreement	the agreement between the Company, the ADR Depositary and the holders from time to time of New ADRs issued thereunder

Depositary	any holder for the time being of Bonds in permanent global form

designated recipient	a person specified in an Account Holder Letter as being the person to whom any part of a distribution of Scheme Consideration in respect of a particular principal amount of Existing Bonds should be distributed. For the avoidance of doubt, a Bondholder may be the same person as the designated recipient of New Bonds relating to that Account Holder Letter

Deutsche Bank	Deutsche Bank AG London

Directors	where the context requires, the directors of New British Energy and/or Holdings plc, whose names appear on page 4 of this document

Disposal	the sale by British Energy of its Business to Holdings plc pursuant to the Business Transfer Agreement

Distribution Agreement	the distribution agreement expected to be entered into shortly after the date of the Bondholder Meetings between British Energy plc, New British Energy, Holdings plc, BEG, BEG UK, The Law Debenture Trust Corporation (Channel Islands) Limited (as distribution trustee), the Scheme Creditors and Lucid Issuer Services Limited (as information agent) (a summary of which is set out in Part X: Additional information, paragraph 17.2 (ff))

document	this document, comprising: (i) listing particulars in relation to the issue of the New Shares and Warrants of the Company pursuant to the Schemes and other arrangements with certain of the Creditors; (ii) a prospectus in relation to the issue of the Warrants of the Company pursuant to the Disposal; and (iii) listing particulars in relation to the issue of the New Bonds of Holdings plc

DTI	the Department of Trade and Industry

E.ON UK	E.ON UK plc

EA	Environment Agency

EBITDA	earnings before interest, tax, depreciation and amortisation

EC Treaty	the treaty establishing the European Community, as amended

DEFINITIONS—(Continued)

ECJ	Court of Justice of the European Communities

ECTEF	Enron Capital & Trade Europe Finance LLC

EDF Energy	EDF Energy plc

EEA	European Economic Area

Effective	the making of the Creditors’ Scheme or the Members’ Scheme (as the case may be) effective by delivering the Creditors’ Order to the Scottish Registrar or by delivery to, and the registration by, the Scottish Registrar of the Members’ Order

Effective Date	is the date immediately following the date upon which the BNFL Conditions are satisfied or waived (i.e. the date immediately following the Restructuring Effective Date)

Eggborough Banks

means:

(i)     prior to the Restatement Date (as defined in the Amendment and Restatement Agreement) all the lenders and swap providers in the syndicate of banks under the Eggborough Credit Agreement; and

(ii)    on and from the Restatement Date (as defined in the Amendment and Restatement Agreement) all the lenders in the syndicate of banks under the Amended Credit Agreement

Eggborough Credit Agreement	the credit agreement for a £550m project finance facility dated 13 July 2000 between EPL, Barclays Capital and Barclays Bank PLC, as amended and restated on 8 September 2000, 24 October 2000, 12 December 2000 and 5 February 2001 (a summary of which is set out in Part X: Additional information, paragraph 17.1 (t))

Eggborough Options	means the options granted to the Eggborough Banks under the Share Option Agreement and the Asset Option Agreement

Eggborough Security	means the Eggborough Banks’ existing security over the shares in, and assets of, EPL and new security on similar terms as the existing security granted pursuant to the Restructuring

Electricity Act	Electricity Act 1989, as amended

Eligible Recipients

a person to whom distributions of Scheme Consideration under the Creditors’ Scheme in respect of Admitted Scheme Claims shall be made;

i) with respect to the Admitted Scheme Claim in respect of the RBS Indebtedness, RBS or its nominee as specified in the duly completed RBS Letter; and

ii) with respect to Admitted Scheme Claims in respect of the Bond Indebtedness the relevant designated recipient in the duly completed Account Holder Letter

DEFINITIONS—(Continued)

EMANI	European Mutual Association for Nuclear Insurance

Employee Options	the options or other entitlements to ordinary shares in the Company under the British Energy Group plc Share Plans

Employee Trust	the trust to be constituted by a trust deed and entered into between New British Energy and an offshore independent professional trustee for the benefit of employees and former employees (and certain of their dependents) of New British Energy and its subsidiaries

Enron	Enron Corporation

Enron Group	Enron Corporation and certain of its affiliated entities

EPA	Environmental Protection Act 1990

EPHL	Eggborough Power (Holdings) Limited

EPHL Assignment	the assignment of the share purchase agreement and tax deed of covenant dated 8 September 2000 between EPHL and the security trustee (a summary of which is set out in Part X: Additional information, paragraph 17.1 (w))

EPHL Security Document	the deed of assignment and mortgage dated 30 September 2004 between EPHL and the security trustee (a summary of which is set out in Part X: Additional information, paragraph 17.2 (t))

EPIC	Electricity Producers Insurance Company Limited

EPL	Eggborough Power Limited

EPL Swaps	the interest rate swap agreements made between EPL and each of the EPL Swap Providers from time to time

EPL Swap Providers	the following in their capacity as EPL Swap counterparties: The Toronto-Dominion Bank; Westdeutsche Landesbank Girozentrale; RBS; and Barclays Bank PLC as at the date of the Creditor Restructuring Agreement and their successors in title, assigns and transferees

ESPS	Electricity Supply Pension Scheme

ESS	Early Safestore Decommissioning Strategy

EU	European Union

Euratom Treaty	the treaty of 1955 establishing the European Atomic Energy Community as amended

Exchange Act	United States Securities Exchange Act of 1934, as amended

Executive Officers	has the meaning set out under Condition 8.16 “SEC reports; other information”;

Exelon	Exelon Generation Company, LLC

DEFINITIONS—(Continued)

Existing AGR Fuel Supply Agreements	the Existing BEG AGR Fuel Supply Agreement and the Existing BEG UK AGR Fuel Supply Agreement (summaries of which are set out in Part X: Additional information, paragraph 17.1 (z) and (bb))

Existing BEG AGR Fuel Supply Agreement	the agreement for the supply of fuel for use in advanced gas cooled reactors from 1 April 2000 dated 3 June 1997 between BNFL and Nuclear Electric (now BEG), as amended by amendment numbers 1 to 11, and the BEG March 2003 Deed of Amendment (a summary of which is set out in Part X: Additional information, paragraph 17.1 (z))
Existing BEG UK AGR Fuel Supply Agreement	the agreement for the supply of fuel for use in advanced gas cooled reactors dated 30 March 1995 between Scottish Nuclear (now BEG UK) and BNFL, as amended on 30 March 1995 and 29 March 1996, a supplementary agreement dated 3 June 1997, a side letter dated 8 August 1997, amendment numbers 1-12, and the BEG UK March 2003 Deed of Amendment (a summary of which is set out in Part X: Additional information, paragraph 17.1 (bb))

Existing Bonds	all or any of the outstanding £109,861,000 5.949 per cent. guaranteed bonds of British Energy due 2003, the £163,444,000 6.077 per cent. guaranteed bonds of British Energy due 2006 and the £134,596,000 6.202 per cent. guaranteed bonds of British Energy due 2016

Existing Debenture	the debenture dated 8 September 2000 between EPL, British Energy, BEPET and the Security Trustee (a summary of which is set out in Part X: Additional information, paragraph 17.1 (v))

Existing Intercompany Loan	the intercompany loan dated 8 September 2000 between EPL and EPHL (a summary of which is set out in Part X: Additional information, paragraph 17.1 (x))

Existing Trust Deed	the trust deed between British Energy plc, BEG, BEG UK and the Existing Trustees dated 25 March 1999 and relating to the Existing Bonds, as amended from time to time

Existing Trustees	(i) in relation to the 2003 Bonds, The Law Debenture Trust Corporation p.l.c., (ii) in relation to the 2006 Bonds, The Law Debenture Intermediary Corporation p.l.c.; and (iii) in relation to the 2016 Bonds, Law Debenture Trustees Limited

Filing Conditions	the conditions which need to be satisfied before the necessary steps may be taken to make the Creditors’ Scheme Effective and, if the Members’ Scheme is approved by British Energy Shareholders, before the necessary steps may be taken to make the Members’ Scheme Effective as set out in Part VI: Further information relating to the Restructuring

DEFINITIONS—(Continued)

Final Maturity Date	the date on which the Government Facility matures, being the earliest of (1) 31 January 2005, (2) the date falling 120 days after the effective date (as defined in the Creditor Restructuring Agreement), (3) any date notified by the Secretary of State to British Energy on which payment of amounts outstanding under the Government Facility are required as a result of a decision of the Commission or any obligation under EU law, and (4) the date on which the Restructuring becomes effective. The Company is seeking an extension of the Final Maturity Date in connection with the extension it is seeking in relation to the Government Restructuring Agreement

First Intercompany Loan	the first intercompany loan agreement dated 30 September 2004 between Holdings plc and EPHL (a summary of which is set out in Part X: Additional information, paragraph 17.2 (v))

First Security Assignment	the first security assignment dated 30 September 2004 between EPHL and Holdings plc (a summary of which is set out in Part X: Additional information, paragraph 17.2 (y))

First Supplemental Trust Deed	the supplemental trust deed (which constitutes the standstill arrangements in respect of the Existing Bonds) entered into on 31 March 2003 by British Energy, BEG, BEG UK and The Law Debenture Trust Corporation p.l.c. (a summary of which is set out in Part X: Additional information, paragraph 17.1 (k))

Forbearance Agreement	the forbearance agreement dated 23 December 2002 between OPG, OPG-Huron Common Facilities Inc., Bruce Power, BPI, BECII, British Energy and the Secretary of State (a summary of which is set out in Part X: Additional information, paragraph 17.1 (f))

Forecast Expenditure Reserve	the notional reserve to which we may allocate cash pursuant to the terms of the Contribution Agreement to meet certain capital expenditure, to fund capital expenditure on an acquisition or financing of a fixed asset or so as to reserve funds raised for general purposes through an issue of listed securities

Form of Election	the form of election which a British Energy Shareholder will be required to complete and return in order to have New Shares and/or Warrants (as applicable) issued to him or her or his or her nominee if the Members’ Scheme becomes Effective or if the Members’ Scheme does not become Effective but the Disposal is approved

Framatome	Framatome ANP

FSA	Financial Services Authority

GEMA	the Gas and Electricity Markets Authority, more commonly known as the Office of Gas and Electricity Markets (OFGEM)

DEFINITIONS—(Continued)

Government	Her Majesty’s Government of the United Kingdom

Government Facility	the credit facility which was granted to the Group on 9 September 2002 in order to provide working capital and to support trading operations (as amended and extended) (a summary of which is set out in Part X: Additional information, paragraph 17.1 (r))

Government Option Agreement	the option agreement to be dated on the Restructuring Effective Date between the Secretary of State, BEG UK, BEG, New British Energy and Holdings plc (a summary of which is set out in Part X: Additional information, paragraph 17.2 (i))

Government Restructuring Agreement	the agreement dated 1 October 2003 between British Energy, BEG UK, BEG, BEPET, BEIL, District Energy Limited, BEIHL, BEUSH, BELP, Peel Park Funding Limited, the Secretary of State, the Nuclear Generation Decommissioning Fund Limited (to be renamed the NLF) and the Trustees of the Nuclear Trust (as amended and extended) (a summary of which is set out in Part X: Additional information, paragraph 17.1 (n))

Greenhouse Gas Emissions Permit	the permit which is required to be held by combustion installations with a rated thermal output exceeding 20 megawatts (excluding hazardous or municipal waste installations)

Group	as the context requires, before the Restructuring Effective Date, British Energy and its subsidiaries from time to time and from the Restructuring Effective Date, New British Energy and its subsidiaries from time to time

GTMA	Grid Trade Master Agreement

Guarantee and Indemnity	the guarantee and indemnity to be dated on the Restructuring Effective Date between the Secretary of State, NLF and the Material New British Energy Group Companies (as guarantors) (a summary of which is set out in Part X: Additional information, paragraph 17.2 (k))

Guarantors	in respect of the New Bonds, British Energy, BEG UK, BEG, BEIHL, BEPET, District Energy Limited, New British Energy and British Energy Treasury Finance Limited and ‘Guarantor’ means any of them

Guidelines	Community Guidelines on restructuring and rescuing firms in difficulty

Heads of Agreement	the heads of agreement dated 30 September 2004 and made between British Energy, the ad hoc committee and Polygon Investment Partners LLP, Polygon Global Opportunities Master Fund and Polygon Investment Partners LP (a summary of which is set out in Part X: Additional information, paragraph 17.1 (ww))

DEFINITIONS—(Continued)

historic spent fuel	spent fuel arising from AGR fuel loaded into our AGRs prior to the Effective Date

Historic Fuel Agreements	those agreements under which, following the Effective Date, BNFL will provide spent fuel management services for a defined period for all spent fuel arising from all fuel which has been loaded into the BEG’s and BEG UK’s AGRs prior to the Effective Date, being the BEG 1995 Historic Fuel Agreement, BEG 1997 Historic Fuel Agreement, BEG UK Long Term Storage Agreement and BEG UK Storage and Reprocessing Agreement

HLFA	the historic liabilities funding agreement, to be dated on the Restructuring Effective Date between the Secretary of State, BEG UK, BEG, New British Energy and Holdings plc (a summary of which is set out in Part X: Additional information, paragraph 17.2 (d))

Holdings plc	British Energy Holdings plc

HSBC	HSBC Bank plc

HSE	Health and Safety Executive

HSE (Health & Safety Executive)	a statutory body created under the HSWA with responsibility for making arrangements for the enforcement of safety legislation. The HSE is the statutory licensing authority for civil nuclear installations, a function which it delegates to the Nuclear Installations Inspectorate which is part of the HSE’s Nuclear Safety Division Directorate

HSWA	Health and Safety at Work Act 1974

Hunterston Standard Security	standard security over Hunterston ‘B’ Power Station dated on the Restructuring Effective Date 2004 and entered into between BEG UK and the NLF (a summary of which is set out in Part X: Additional information, paragraph 17.2 (h))

IAS	International Accounting Standards

IFRS	International Financial Reporting Standards

Individual Bond Certificates	bonds in definitive registered form issued in exchange for interests in a Global Bond Certificate

Information Agent	Lucid Issuer Services Limited

Information Agent Agreement	the information agent agreement dated 23 November 2004 between British Energy plc, New British Energy, Holdings plc and Lucid Issuer Services Limited (as information agent) (a summary of which is set out in Part X: Additional information, paragraph 17.2 (gg))

Initial Conditions	the initial conditions to the implementation of the Restructuring as set out in the Creditor Restructuring Agreement

DEFINITIONS—(Continued)

Initial Shareholder	Robert Armour (Company Secretary of the Company, Holdings plc and British Energy) and his nominee

INPO	the Institute of Nuclear Power Operations

Instrument by way of Deed Poll	the instrument by way of deed poll to be dated on or about the Restructuring Effective Date and to be executed by New British Energy

IPPC regime	the Integrated Pollution Prevention and Control regime, expected to fully replace the IPC by 2007

IRS	Internal Revenue Service

Issue Date	the date of issue of the New Bonds, as specified in the Trust Deed

Lapses or Lapsed

in relation to either of the Members’ Scheme or the Creditors’ Scheme the failure to:

(i)          obtain the approval of the requisite majority of shareholders or Scheme Creditors (as applicable); or

(ii)        obtain the sanction of the Court; or

(iii)       deliver or deliver and register (as applicable) a copy of the relevant Court order sanctioning the relevant Scheme to and/or by the Scottish Registrar,

in each case, in circumstances where British Energy acting reasonably, decides that as a result the relevant Scheme is not capable of becoming Effective in accordance with its terms before the Restructuring Long Stop Date

LCPD	Large Combustion Plant Directive

Liability	any liability or obligation of a person whether it is present, future, prospective or contingent, whether or not its amount is fixed or undetermined, whether or not it involves the payment of money or the performance of an act or obligation and whether it arises at common law, in equity or by statute in England and Wales or Scotland or in any other jurisdiction or in any other manner whatsoever but such expression does not include any liability which is barred by statute or is otherwise unenforceable and for the avoidance of doubt a person who does not have a legal liability under a contract because such contract is void or, being voidable, has been duly avoided will not have a liability for the purposes of this definition, and Liabilities shall be construed accordingly

LIBOR	London Interbank Offer Rate

Listing Rules	the rules and regulations made by the UKLA under Part VI of the Financial Services and Markets Act 2000 as amended from time to time

DEFINITIONS—(Continued)

London Stock Exchange	The London Stock Exchange plc

Magnox	Magnox Electric plc

Majority Banks	means the Eggborough Banks holding 66 2/3 per cent. of the debt under the Eggborough Credit Agreement

March 2003 Deeds of Amendment	the BEG March 2003 Deed of Amendment and the BEG UK March 2003 Deed of Amendment

Material Adverse Change

as defined in the Creditor Restructuring Agreement and the Government Restructuring Agreement and means:

(i) a material adverse change in the current or future business or operations, the financial or trading position, profits or prospects of:

(a)        the Group as a whole; or

(b)        EPL; or

(ii) a change in the current or future business or
operations, the financial or trading position, profits or prospects relating to the Group as a whole which is likely to have a material adverse effect on the value of the New Bonds, CTA Bonds, New Shares or the New EPL Arrangements

Material Company	means any of British Energy, BEG, BEG UK, BEPET or EPL

Material New British Energy Group Companies	for the purposes of the Guarantee and Indemnity, those companies which are listed in Schedule 1 to the Guarantee and Indemnity (New British Energy, Holdings plc, British Energy, BEG UK, BEG, BEPET, BEIL, District Energy Limited, BEIHL, Peel Park Funding Limited, British Energy Treasury Finance Limited and British Energy Renewables Limited) and thereafter any Group company (excluding EPL and EPHL for so long as they own the Eggborough power station and shares in EPL respectively, and BETS for so long as is it is unable to act as a guarantor as result of legal or regulatory restrictions relating to its business) satisfying the material subsidiary tests set out in the Guarantee and Indemnity

Members’ Order	the order of the Court sanctioning the Members’ Scheme

Member State	a member state of the European Union

Members’ Scheme	the agreement under which it is contemplated that British Energy will become our wholly-owned subsidiary by means of a Court-approved scheme of arrangement under section 425 of the Act which will require the approval of the British Energy Shareholders

Members’ Scheme Circular	the circular to British Energy Shareholders in relation to the Members’ Scheme and the Disposal

Memorandum	the memorandum of association of New British Energy

MPA	the master purchase agreement dated 17 January 2003 in relation to the sale of British Energy’s interests in Bruce Power

DEFINITIONS—(Continued)

NAO	National Audit Office

National Power	National Power plc

NDA	Nuclear Decommissioning Authority

NDA Termination Deed	the deed of termination in relation to the Nuclear Decommissioning Agreement to be dated on the Restructuring Effective Date between BEG, BEG UK, British Energy, NDF and the Trustees of the Nuclear Trust (a summary of which is set out in Part X: Additional information, paragraph 17.2(n))

NDF	Nuclear Generation Decommissioning Fund Limited

NE plc	Nuclear Electric plc

NEA	Nuclear Energy Agreement

NERP	National Emission Reduction Plan

NETA	New Electricity Trading Arrangements which were introduced in England and Wales in March 2001

New ADRs	American depositary receipts representing a beneficial interest in American depositary shares issued by the ADR Depositary pursuant to the terms of the Deposit Agreement. Each American Depositary Share represents a beneficial interest in four New Shares

New AmerGen Agreement	the purchase and sale agreement dated 10 October 2003 between BEIL and Exelon relating to the disposal of British Energy’s 50 per cent. interest in AmerGen (a summary of which is set out in Part X: Additional information, paragraph 17.1 (a))

New BNFL Contracts	the March 2003 Deeds of Amendment, Post 2006 AGR Fuel Supply Agreements, New Spent Fuel Agreements, and the deeds of amendment and restatement relating to the agreements with BNFL which will become the Historic Fuel Agreements and the BNFL Ancillary Agreements entered into by British Energy, BEG, BEG UK, BETS and BNFL on 16 May 2003

New Bondholder	the holder of the ultimate beneficial interest in a New Bond and New Bondholders means any or all of them

New Bonds	£700m 7 per cent. guaranteed bonds due 2005 to 2022 to be issued by Holdings plc, and which are referred to as the “Bonds” in Part VII: Terms and conditions of the New Bonds

New British Energy	British Energy Group plc

New British Energy Group	being, from the Restructuring Effective Date, New British Energy and its subsidiaries from time to time

DEFINITIONS—(Continued)

New British Energy Reduction	the reduction of the share premium account of New British Energy which is to follow the Restructuring Effective Date and is intended to eliminate the deficit (if any) in the distributable reserves of New British Energy which is expected to arise as a result of the Restructuring and to provide some distributable reserves for New British Energy to pay dividends in the future

New CTA	the capacity and tolling agreement dated 30 September 2004 between BEPET and EPL (a summary of which is set out in Part X: Additional information, paragraph 17.2 (p))

New Debenture	the debenture dated 30 September 2004 between EPL, BEPET, EPHL and the security trustee (a summary of which is set out in Part X: Additional information, paragraph 17.2 (s))

New EPL Arrangements	the agreements referred to in paragraphs 17.2(o) to (cc) (inclusive) of Part X: Additional information, together with any other agreements referred to within such agreements

new spent fuel	spent fuel arising from AGR fuel loaded into our reactors on or after the Effective Date

New Shares	the ordinary shares of 10p each in the capital of New British Energy issued pursuant to the Restructuring

New Spent Fuel Agreements	the BEG New Spent Fuel Agreement and the BEG UK New Spent Fuel Agreement

New Standstill Agreement	the agreement entered into on 13 February 2004 in place of the Old Standstill Agreement in which RBS, Barclays Bank PLC, the Eggborough Banks, the Significant Creditors and BNFL agreed, amongst other things, that they would not take any steps to initiate insolvency proceedings or demand or accelerate any amounts due and payable by the Group (a summary of which is set out in Part X: Additional information, paragraph 17.1 (i))

NIA	Nuclear Installations Act 1965

Nirex	United Kingdom Nirex Limited

Nirex Option Agreement	nirex option agreement to be dated on the Restructuring Effective Date between the Secretary of State, BEG UK, BEG and New British Energy (a summary of which is set out in Part X: Additional information, paragraph 17.2(j))

NIS Regulations	Nuclear Industries Security Regulations 2003

NLF	Nuclear Liabilities Fund Limited

NLFA	the nuclear liabilities funding agreement, to be dated on the Restructuring Effective Date between the Secretary of State, NLF, BEG UK, BEG, New British Energy and Holdings plc (a summary of which is set out in Part X: Additional information, paragraph 17.2 (c))

DEFINITIONS—(Continued)

NLF Cash Sweep Payment	the annual payment to be made to the NLF pursuant to the terms of the Contribution Agreement being, initially, 65 per cent. (subject to adjustment) of the New British Energy Group’s adjusted net cash flow and which is described in paragraph 17.2 (e) of Part X: Additional information

NLF Conversion Right	the right of the NLF from time to time to convert all or part of the NLF Cash Sweep Payment into Convertible Shares

Notified Filing Date	the day, notified by British Energy to the Creditors, on which the British Energy expects to file a copy of the Creditors’ Order with the Scottish Registrar

notification	the notification of the Restructuring to the European Commission on 7 March 2003 in accordance with Article 88(3) of the EC Treaty and the Guidelines

Nuclear Decommissioning Agreement	the agreement dated 29 March 1996 between Nuclear Electric, Scottish Nuclear and NDF (a summary of which is set out in Part X: Additional information, paragraph 17.1 (vv))

Nuclear Deed of Trust	the deed of trust dated 27 March 1996 between British Energy and the Secretary of State constituting the Nuclear Trust (a summary of which is set out in Part X: Additional information, paragraph 17.1 (uu))

Nuclear Electric	Nuclear Electric Limited (now BEG)

Nuclear Liabilities Agreements	the NLFA, HLFA, Contribution Agreement, DDP Debenture, Torness Standard Security Hunterston Standard Security, Government Option Agreement, Nirex Option Agreement and Guarantee and Indemnity

Nuclear Pool	the British Nuclear Pool of insurers which is managed by, amongst others, a committee of representatives from Lloyd’s of London

Nuclear Trust Deed of Amendment	the deed of amendment of the Nuclear Deed of Trust dated on the Restructuring Effective Date by Sir John Raymond Johnstone, Doctor Janet Patricia Bruce, the Right Honourable The Lady Balfour of Burleigh, John Maxwell Kennedy, James Porteous and Gordon Mackay Bagot (being the trustees of the Nuclear Trust, appointed and acting under the Nuclear Deed of Trust) incorporating the consent of the Secretary of State and British Energy (a summary of which is set out in Part X: Additional information, paragraph 17.2 (m))

NYSE	the New York Stock Exchange

OCNS	Office for Civil Nuclear Security

Official List	the Official List of the UKLA

OFT	the Office of Fair Trading

OID	original issue discount

DEFINITIONS—(Continued)

Old Standstill Agreement	the standstill agreement entered into on 14 February 2003 between RBS, Barclays Bank PLC, the Eggborough Banks, Significant Creditors and BNFL (a summary of which is set out in Part X: Additional information, paragraph 17.1 (h))

OMERS	Ontario Municipal Employees Retirement Board

OPG	Ontario Power Generation Inc.

OPG Heads	binding heads of agreement dated 23 December 2002 between Bruce Power, BPI, British Energy, BECII, BECL, BPII, OPG, OPG-Huron B Inc., OPG-Huron Common Facilities Inc., Cameco, BPC, OMERS and TransCanada (a summary of which is set out in Part X: Additional information, paragraph 17.1 (d))

Ordinary Shareholders	the holders of Ordinary Shares

Ordinary Shares	the ordinary shares of 44 28/43p each in the capital of British Energy

Original AmerGen Agreement	the purchase and sale agreement dated 11 September 2003 and made between BEIL and FPL (a summary of which is set out in Part X: Additional information, paragraph 17.1 (b))

Paying Agency Agreement	the paying agency agreement between the Issuer, the Initial Guarantors, HSBC Private Bank (Jersey) Limited as registrar, HSBC Bank plc as principal paying agent, the other paying agents and transfer agents named therein and the Bond Trustee (a summary of which is set out in Part X: Additional information, paragraph 17.2 (ee))

Payment Percentage	the percentage of the New British Energy Group’s adjusted net cash flow which will be paid to the NLF pursuant to the terms of the Contribution Agreement, being, initially, 65 per cent. (subject to adjustment)

Payments and Subordination Agreement	the payments and subordination agreement dated 7 March 2003 as amended by a side letter dated 15 August 2003 between the Secretary of State, British Energy, BEG UK, BEG and BEPET (a summary of which is set out in Part X: Additional information, paragraph 17.1 (s))

Permitted Person	any person who has an interest, and who shows to the satisfaction of the Board that he has it, by virtue of only being entitled to exercise or control the exercise (within the meaning of section 203(4) of the Act) of one third or more of the voting power at general meetings of any company which falls within a specified category of person as defined in Part VI of the Act

PFIC	a passive foreign investment company, as determined in accordance with US federal income tax laws

Pollution Prevention and Control Regulations	the Pollution Prevention and Control (England and Wales) Regulations 2000

DEFINITIONS—(Continued)

Polygon	Polygon Investment Partners LLP

Post 2006 AGR Fuel Supply Agreements	the BEG Post 2006 AGR Fuel Supply Agreement and the BEG UK Post 2006 AGR Fuel Supply Agreement

Powergen	Powergen Limited

Property Clawback Deed	a deed entered into between British Energy and the Secretary of State for Trade and Industry on 31 July 1996 whereby the Government is able to ‘claw back’ 50 per cent. of any gain realised on certain disposals

PWU Heads	binding heads of agreement dated 23 December 2003 between Bruce Power, CBHI, the Power Workers’ Union Trust No. 1, the Power Workers’ Union, BECL, BEIHL and British Energy

QUEST	British Energy Qualifying Employee Share Trust

RBS	The Royal Bank of Scotland plc

RBS Bond Counter-Indemnity	the letter of indemnity dated 22 July 1996 and the counter-indemnity dated 5 July 2002 executed by British Energy in favour of RBS in respect of a £1.5m guarantee for payment of sums due to the Commissioners of HM Customs and Excise dated 1 May 1996 (as subsequently varied) drawn under a facility letter dated 6 September 2001 issued by RBS in favour of, amongst others, British Energy

RBS Indebtedness

any Liability of British Energy in respect of the following indebtedness to RBS:

(i)     the unlimited inter-company composite guarantee made by British Energy and the Guarantors in favour of RBS dated 12 April 1996;

(ii)    the counter-indemnity given by British Energy in favour of RBS dated 1 December 2000 to support the RBS Letter of Credit; and

(iii)  the facility agreement pursuant to which the RBS Letter of Credit was issued but excluding always any Excluded Liability (as defined in that agreement)

RBS Letter	a letter to be provided by RBS to the Information Agent pursuant to the terms of the Distribution Agreement setting out the manner in which its entitlement to Scheme Consideration is to be paid

RBS Letter of Credit	the letter of credit issued on 1 December 2003 (as amended) by RBS in favour of Barclays Bank plc relating to the debt reserve obligations of EPL under the Eggborough Credit Agreement

RBS Swaps	as set out in the Creditors’ Scheme

Receivables Deed of Charge	the security deed entered into by BEG on the first utilisation of the Receivables Facility

DEFINITIONS—(Continued)

Receivables Facility	the receivables facility provided by Barclays Bank PLC pursuant to the Receivables Facility Agreement

Receivables Facility Agreement	the receivables financing facility agreement between BEG and Barclays Bank PLC entered into on 25 August 2004 and amended and restated on 8 October 2004 and 8 November 2004 (a summary of which is set out in Part X: Additional information, paragraph 17.1 (q))

Receivables Guarantee	the guarantee entered into by the other principal companies within the Group that are guaranteeing the New Bonds within 5 days of the issue of the New Bonds in relation to the obligations under the Receivables Facility Agreement

Registrars	the registrars of the Company, being Lloyds TSB Registrars

Regulation S	Regulation S under the Securities Act

Relevant Person	a person, other than a Permitted Person, who appears to the Board to have an interest in our shares which carry 15 per cent. or more of the total votes attaching to relevant share capital

Required Disposal	a disposal or disposals of such a number of Relevant Shares or interests therein as will cause a Relevant Person to cease to be a Relevant Person, not being a disposal to another Relevant Person (other than a Permitted Person)
or a disposal which constitutes any other person (other than a Permitted Person) a Relevant Person

Requisitioned EGM	the extraordinary general meeting of British Energy requisitioned by Polygon and Brandes, held on 22 October 2004

Restructuring	the restructuring of the British Energy Group pursuant to the Creditor Restructuring Agreement and the Government Restructuring Agreement

Restructuring Condition

(i)     the registration by the Scottish Registrar of a copy of the Members’ Order and the delivery of a copy of the Creditors’ Order to the Scottish Registrar for registration; or

(ii)    the Members’ Scheme having Lapsed, the delivery of a copy of the Creditors’ Order to the Scottish Registrar for registration and the passing of the Disposal Resolution or confirmation from the UKLA that no such resolution is required; or

(iii)  the Members’ Scheme having Lapsed, the delivery of a copy of the Creditors’ Order to the Scottish Registrar for registration and completion of the Disposal where the foregoing condition has not been satisfied

Restructuring Effective Date	the date on which the Restructuring Condition is satisfied, and references to the “Restructuring becoming effective” shall be construed accordingly

DEFINITIONS—(Continued)

Restructuring Long Stop Date	12 noon on 31 January 2005 (or such later date and subject to such intermediate milestones as are agreed in writing, in the case of the first such later date, by British Energy, BNFL, the requisite majority of Creditors and the Secretary of State and, in the case of any second or subsequent later date, all the parties to the Creditor Restructuring Agreement)

ROC	Renewables Obligation Certificate

ROSPA	Royal Society for the Prevention of Accidents

RPI	the Retail Prices Index, used to measure retail price inflation in the UK

RSA	Radioactive Substances Act 1993

RWE Innogy	RWE Innogy plc

Sarbox	The US Sarbanes-Oxley Act of 2002

Scheme Claim	in relation to the Creditors’ Scheme, any claim or right which RBS or a Bondholder may have in any circumstances become entitled to bring or enforce against the British Energy Group in respect of or arising from, whether directly or indirectly, their relevant claims

Scheme Consideration	The New Shares, New Bonds and cash representing the Admitted Interest in respect of the RBS Indebtedness only to be distributed to Eligible Recipients pursuant to the Creditors’ Scheme and the Distribution Agreement

Scheme Creditor	a creditor of British Energy in respect of a Scheme Claim including, in respect of Scheme Claims in relation to the Existing Bonds, for the avoidance of doubt but without double counting, the Depositary and the Existing Trustees

Scheme Letters	means Account Holder Letters and the RBS Letter

Schemes	the Members’ Scheme and the Creditors’ Scheme

Scottish and Southern Energy	Scottish and Southern Energy plc

Scottish Nuclear	Scottish Nuclear Limited (now BEG UK)

Scottish Power	Scottish Power plc

Scottish Registrar	the registrar or other officer performing under the Act the duty of registration of companies in Scotland and including a deputy registrar

SDRT	stamp duty reserve tax

SEC	the US Securities and Exchange Commission

Second Intercompany Loan	the second intercompany loan agreement dated 30 September 2004 between EPHL as lender and EPL as borrower (a summary of which is set out in Part X: Additional information, paragraph 17.2 (w))

DEFINITIONS—(Continued)

Second Security Assignment	the second security assignment dated on 30 September 2004 between EPL and EPHL (a summary of which is set out in Part X: Additional information, paragraph 17.2 (z))

Second Supplemental Trust Deed	a supplemental trust deed entered into by British Energy, BEG, BEG UK and The Law Debenture Trust Corporation p.l.c on 13 November 2003 (a summary of which is set out in Part X: Additional information, paragraph 17.1 (l))

Secretary of State	Her Majesty’s Secretary of State for Trade and Industry

Securities Act	the United States Securities Act of 1933, as amended

SEPA	Scottish Environment Protection Agency

Share Option Agreement	the share option agreement dated 30 September 2004 between EPHL, Barclays Bank plc (as agent and security trustee), EPL and BEPET (a summary of which is set out in Part X: Additional information, paragraph 17.2 (r))

Share Subscription Agreement	the share subscription agreement dated 30 September 2004 between EPL, EPHL, New British Energy, Holdings plc and the security trustee (a summary of which is set out in Part X: Additional information, paragraph 17.2 (aa))

Shareholder	holders of New British Energy shares

Shareholder Executive	a Government team, created in September 2003 and subsequently transferred to the DTI, which is tasked with advising Government departments in their roles as key stakeholders in major companies

Shares Pledge	the mortgage of shares dated 8 September 2000 between EPHL and the Security Trustee (a summary of which is set out in Part X: Additional information, paragraph 17.1 (y))

Siemens	Siemens plc together with Siemens Power Generation Limited

Significant Creditors	together, ECTEF, TPL, Total (or, where the context admits, in place of ECTEF, TPL and Total, Deutsche Bank, as successor in title to the relevant claims of those parties)

Society Heads	binding heads of agreement dated 26 November 2002 between Bruce Power, BPI, CBHI, The Society of Energy Professionals, the Society of Energy Professionals Trust, BECL, BEIHL and British Energy (a summary of which is set out in Part X: Additional information, paragraph
17.1 (e))

Special Share

as the context requires, the special rights redeemable preference share of £1 held:

(a)    jointly by the Secretary of State and the Secretary of State for Scotland in each of New British Energy, Holdings plc and British Energy;

(b) by the Secretary of State in BEG; or
(c) by the Secretary of State for Scotland in BEG UK

DEFINITIONS—(Continued)

Special Shareholder	the holder of the Special Share, which may only be issued to, held by and transferred to one or more of Her Majesty’s Secretaries of State, another Minister of the Crown, the Solicitor for the affairs of Her Majesty’s Treasury or any other person acting on behalf of the Crown

SPG	Siemens Power Generation Limited

SROC	Scottish Renewables Obligation Certificate

SRPM	stated redemption price at maturity

SSEB	South of Scotland Electricity Board

SSEB Successor Companies	the companies into which the SSEB was divided in 1990

Standards	the rules issued by the London Stock Exchange in relation to the admission to trading of, and continuing requirements for, securities admitted to the Official List

Standstill Period	the period under the new standstill arrangements constituted by the New Standstill Agreement and the Third Supplemental Trust Deed during which the Consenting Creditors are restricted from taking any steps to initiate insolvency proceedings or from demanding or accelerating any amounts due and payable by the British Energy Group until the earliest of: (i) the Restructuring Long Stop Date; (ii) termination following the occurrence of certain events as set out in the New Standstill Agreement and the Trust Deed; and (iii) the completion of the Restructuring.

State Aid	the classification of assistance granted by the Government to the British Energy Group pursuant to the Restructuring whereby the Government undertakes to pay for: (a) certain of British Energy’s liabilities under the BNFL Historic Contracts; and (b) certain decommissioning and uncontracted nuclear liabilities in so far as the NLF is unable to meet these liabilities, as being of a type which requires authorisation from the Commission under the relevant EC Treaty rules before it can be granted

State Aid Approval	the decision of the Commission of 22 September 2004, notified to the Government on 24 September 2004 issued in connection with the State Aid aspects of the Restructuring

Statutes	references to “Statutes” shall be read as references to the Act and all statutes and subordinated legislation made thereunder for the time being in force concerning companies and affecting us

subordinated loan agreement	a loan agreement dated 13 July 2000 between EPL and British Energy, as amended and restated on 8 September 2000

DEFINITIONS—(Continued)

Takeover Code	the City Code on Takeovers and Mergers

Target Amount	the target amount for the Cash Reserves which are required to be funded out of the New British Energy Group’s adjusted net cash flow in order to support the New British Energy Group’s collateral and liquidity requirements post-Restructuring. The initial target amount for the Cash Reserve is £490m plus the amount by which cash employed as collateral exceeds £200m

Termination Rights	the conditions upon which the Creditor Restructuring Agreement or the Government Restructuring Agreement may be terminated in accordance with their respective terms

Third Supplemental Trust Deed	a supplemental trust deed entered into pursuant to an extraordinary resolution of the Bondholders passed on 19 December 2003 between British Energy, BEG, BEG UK and the Existing Trustees (a summary of which is set out in Part X: Additional information, paragraph 17.1 (m))

Torness Standard Security	the standard security over Torness Power Station to be dated on the Restructuring Effective Date and entered into between BEG UK and the NLF (a summary of which is set out in Part X: Additional information, paragraph 17.2 (g))

Total	Total Gas & Power Limited (formerly TotalFinaElf Gas and Power Limited)

TPL	Teesside Power Limited

TransCanada	TransCanada Pipelines Limited

Trust Deed	the trust deed between the Issuer, Initial Guarantors, the Restricted Subsidiaries and the Bond Trustee (all as defined in Part VII: Terms and conditions of the New Bonds) to be dated on the Restructuring Effective Date (a summary of which is referred to in Part X: Additional information, paragraph 17.2 (dd))

UK GAAP	generally accepted accounting principles applicable in the United Kingdom, including Financial Reporting Standards and Statements of Standard Accounting Practices issued by the Accounting Standards Board Limited, consistently applied, and as in effect from time to time

UK or United Kingdom	the United Kingdom of Great Britain and Northern Ireland

UKLA or UK Listing Authority	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000 as amended or any successor act

DEFINITIONS—(Continued)

Uranics Sale and Purchase Deed	the deed of sale and purchase of enriched and natural uranium stocks between BEG, BNFL and British Energy, dated 31 March 2003 (as amended by deeds of amendments dated 13 October 2003 and 26 November 2003 and side letters dated 20 February 2004, 5 April 2004 and 10 June 2004) (a summary of which is set out in Part X: Additional information, paragraph 17.1 (ee))

US GAAP	generally accepted accounting principles in the United States

US Holder	an Eligible Recipient or British Energy Shareholder that is a beneficial owner of New Bonds, New Shares or Warrants and satisfies certain qualifying criteria for US federal income tax purposes

US or United States	the United States of America, its territories and possessions, any State of the United States and the District of Columbia

Waiting Period	the period prior to three years after the Restructuring Effective Date during which Scheme Letters must be submitted to the Information Agent pursuant to the terms of the Distribution Agreement

WANO	World Association of Nuclear Operators

Warrant Instrument	the instrument by way of deed poll constituting the Warrants

Warrantholder	holder of a Warrant

Warrants	the warrants constituted under the Warrant Instrument to be issued by New British Energy pursuant to the Restructuring and entitling the holder to subscribe for New Shares

In this document any reference to a statutory provision or enactment in any jurisdiction includes the reference to the statutory provisions or enactment as modified or re-enacted or both from time to time and any substitute legislation made or done under the statutory provisions or enactment.

GLOSSARY

AGR (advanced gas-cooled reactor)	the second generation of gas cooled nuclear reactor built in the UK. An AGR uses enriched uranium dioxide fuel clad in stainless steel, and operates at higher temperatures than the Magnox reactor from which the design was developed

ancillary nuclear fuel cycle services	services provided by BNFL to BEG and BEG UK which include the transportation of spent fuel and flask maintenance

ancillary services	services provided to the National Grid which are required for the security and stability of the transmission system

annual load factor	the percentage of the nuclear fleet’s capacity that was achieved in a particular year

back-end fuel cycle	see nuclear fuel cycle

baseload generation	mode of operation of a power station at a constant level of output for a sustained period of time

biological shield	a wall, usually of concrete or steel, around a source of ionising radiation, designed to absorb ionising radiation

BSC	balancing and settlement code

capacity	the capacity of a generating set or power station is usually given in MW and can be expressed in a number of ways. The capacities in this prospectus for nuclear power stations located in England are given in terms of Reference Unit Power (RUP). RUP is the formally agreed output in MW (net of all power consumed for the station’s own use, including power imported from the National Grid) at average ambient conditions. For power stations located in Scotland, Declared Net Capability (DNC) is used. DNC is comparable to RUP. Capacity may also be expressed in terms of Registered Capacity. Registered Capacity is defined in the Grid Code and is the normal full load capacity (net of all power consumed for the station’s own use, excluding power imported from the National Grid). The capacity of the Eggborough power station is given in terms of Registered Capacity in this document.

CCGT (combined cycle gas turbine)	a type of generating plant in which exhaust gases, typically from the combustion of natural gas, are used to drive a turbine directly and then routed through a boiler to produce steam to drive a second turbine

CHP	a combined heat and power station that uses steam to drive turbines and make electricity and also uses part of the steam to provide heating

CO2	carbon dioxide

CUSC	Connection and Use of System Code

GLOSSARY—(Continued)

conversion	the conversion of uranium into uranium hexafluoride (UF6)

decommissioning	the process whereby a nuclear power station is shut down at the end of its economic life and eventually dismantled, and the site made available for other purposes

distribution	the transfer of electricity from a transmission system and its delivery across a distribution system to consumers

dry store	a facility for storage or spent nuclear fuel in dry conditions

DSB	the direct supply sales business of electricity to large industrial and commercial customers

ELVs	Emission Limit Values

enrichment	the process of increasing the proportion of the fissile isotope in uranium hexafluoride (UF6)

ETS	EU Emissions Trading Scheme

ETS Allowance	allowances surrendered under a Greenhouse Gas Emissions Permit, equal to the annual reportable emissions from the relevant installation within four months from the end of the year in which the emissions arose

fabrication	the manufacture of AGR or PWR fuel, using ceramic fuel pellets produced from enriched uranium hexafluoride (UF6)

FGD	flue gas desulphurisation, a process used to reduce SO2 emissions from fossil-fuelled stations

fission	nuclear fission occurs when a neutron collides with an atom and causes the atom to break up into smaller parts including further neutrons. As this occurs, energy is released in the form of heat

fossil fuel	coal, coal products, lignite, natural gas, crude liquid petroleum, orimulsion or other petroleum products

front-end fuel cycle	see nuclear fuel cycle

generating set	an electrical generator and associated turbines or other drive units

generation	the production of electricity at power stations

GW (gigawatt): GWh (gigawatt-hour)	one gigawatt equals 1,000 MW; one gigawatt-hour represents one hour of electricity consumption at a constant rate of 1 GW

Grid	the high voltage transmission network

Grid Code	the code of practice of the Grid which governs the National Grid’s relationship with all users of the Grid

HLW	high level waste

ILW	intermediate level waste

GLOSSARY—(Continued)

imbalances	the settlement in half-hourly blocks of differences between the contractual and physical positions of parties to the BSC

Interconnections	the electric lines and electrical plant and meters for the transfer of electricity to or from England and Wales

ionising radiation	radiation which can alter the structure of atoms with which if comes into contact. Sources of ionising radiation may be man-made or naturally occurring

kW (kilowatt): kWh (kilowatt-hour)	a kilowatt is a unit of power, representing the rate at which energy is used or produced: one kilowatt-hour represents one hour of electricity consumption at a constant rate of 1 kW

load factor	the electricity produced by a power station expressed as a percentage of the electricity it could have provided in a fixed time period, usually one year

load reduction	a reduction in the power output of the reactor and turbine generator which may be either planned or unplanned

LLW	low level waste

man Sv/reactor	the total dose of ionising radiation received by people entering the radiologically controlled area at a nuclear facility in a specified time period (measured in Sv), divided by the total number of reactors at a particular facility

materiel condition	a term used by nuclear operators, particularly in the United States, in relation to nuclear power stations, and used to describe the physical condition of plant and equipment and the condition of operating procedures, engineering drawings, specifications and manuals (taking safety, maintenance, and plant reliability into consideration)

MOX	mixed oxide fuel, a mixture of uranium and plutonium oxides

MW (megawatt): MWh (megawatt-hour)	one megawatt equals 1,000 KW: one megawatt-hour represents one hour of electricity consumption at a constant rate of 1 MW

NAP	National Allocation Plan

National Grid	means, where relevant, National Grid Transco, the owner and operator of the high-voltage electricity transmission network in England and Wales and Britain’s natural gas transportation system, or the National Grid, the electricity transmission system itself

New Entrant Reserve	the proportion of ETS Allowances that the Government has stated its intention to retain for new market entrants

NII (HM Nuclear Installations Inspectorate)	a part of the Nuclear Safety Division Directorate of HSE, which administers a nuclear site licence

NOx	oxides of nitrogen

GLOSSARY—(Continued)

NPV	net present value

NSC	a nuclear safety committee required to be established for each site with a nuclear site licence to provide independent advice to the licensee on significant nuclear safety issues

nuclear fuel cycle	the stages in the life of nuclear fuel. The stages of fuel preparation before it enters the reactor, including uranium procurement, conversion, enrichment and fabrication, are known as the front-end fuel cycle. The handling, storage and reprocessing or long term storage and ultimate disposal of spent fuel and associated waste products are known as the back-end fuel cycle

OCGT (open cycle gas turbine)	a type of generating plant in which exhaust gases, typically from the combustion of gas-oil, are used to drive a turbine and are then expelled to the atmosphere

outage (planned and unplanned)	a period during which a reactor is shut down. The periodic shutdown of a reactor including for maintenance, inspection and testing or, in some cases, for refuelling is known as a planned outage. In the UK, some planned outages are known as statutory outages and are required by the conditions attached to the nuclear site licence needed to operate the station. The unscheduled shutdown of a reactor for a period is known as an unplanned outage

PIP	Performance Improvement Programme

POs&Cs	Performance Objectives & Criteria

plutonium	a radioactive element in spent AGR and PWR fuel which can be separated out by reprocessing the spent fuel

PSR	the periodic safety review required to be carried out by the conditions of a nuclear site licence. At present, PSRs are at intervals of not more than ten years

PWR (pressurised water reactor)	the most recent type of nuclear reactor to be constructed in the UK, which uses pressurised water as both the coolant and the moderator

radioactive	a substance which emits ionising radiation as it decays

reactor	a device for sustaining a fission chain reaction in a controlled environment

renewables	renewable energy sources, including wind and water, and other non-fossil fuel energy sources

reprocessing	chemical treatment of spent nuclear fuel in order to separate uranium and plutonium from nuclear waste products

GLOSSARY—(Continued)

Revalorisation	revalorisation arises because nuclear liabilities are stated in the balance sheet at current price levels, discounted at 3 per cent. per annum from the eventual payment dates. The revalorisation charge is the adjustment that results from restating these liabilities to take into account the effect of inflation in the year and to remove the effect of one years’s discount as the eventual dates of payment become one year closer. A similar revalorisation credit arises from restatement of the decommissioning fund assets

RMRTA	Radioactive Material (Road Transport) Act 1991

safety case	the written demonstration that risks associated with a nuclear installation have been reduced to a level which is as low as reasonably practicable. The safety case is updated regularly and as plant and organisational changes require

SBP	system buy price

site licence	a nuclear site licence required under the NIA for the construction, operation and decommissioning of a nuclear installation

SO2	sulphur dioxide

spent fuel	nuclear fuel which has been finally removed from the reactor

SSP	system sell price

supply contracts	contracts entered into by licensed suppliers for the sale and supply of electricity to the customers

Sv	abbreviation for Sievert, the standard metric unit used to measure human exposure to ionising radiation

THORP	Thermal Oxide Reprocessing Plant at Sellafield, Cumbria owned by BNFL

transmission	the bulk transfer of electricity across a transmission system

TW (terawatt): TWh (terawatt-hour)	one terawatt equals 1,000 GW: one terawatt-hour represents one hour of electricity consumption at a constant rate of 1 TW

U235	an isotope of uranium with, in aggregate, 235 protons and neutrons in the nucleus. U235 is a fissile material

UF6	uranium hexafluoride, the form of uranium which, after enrichment, is used in the fabrication process

GLOSSARY—(Continued)

unit costs	the sum of nuclear cash costs (averaged over years 2004/2005, 2005/2006 and 2006/2007, in outturn prices) divided by nuclear electrical output (averaged over the same period). Nuclear cash costs include: (i) front-end and back-end fuel (adjusting for any non-cash fuel charges); (ii) staff costs (adjusting for any non-cash staff related accounting expense) plus all expected pension fund contributions; (iii) material and services costs (adjusting for any non-cash accounting expenses e.g. stock obsolescence charges); (iv) rents, rates, insurances and transmission costs; (v) all capital expenditure; and (vi) decommissioning fund contributions (including contributions in respect of Sizewell B back-end payments.
Working capital cash flows, movements in other non-nuclear provisions and any corporate recovery costs (including the costs of Restructuring) are not included in nuclear cash costs

uranics	the collective term for the procurement, conversion and enrichment stages of uranium in the front-end fuel cycle

uranium	a naturally occurring metal, the element most commonly used as the fuel for nuclear reactors. “Uranium” is also used in this Prospectus to refer to specific compounds and isotopes of uranium

In this document, references to “pounds”, “sterling”, “pounds sterling”, “pence”, “£” or “p” are to the lawful currency of the United Kingdom, references to “dollars”, “US dollars”, “US$” or “$” are to the lawful currency of the United States, references to “C$” are to the lawful currency of Canada and references to “euros” are to the lawful currency of the European Union.

Exchange Rates as of 23 November 2004

Currency	Exchange Rate
US Dollars	US$1.00=£0.53
Canadian Dollars	CN$1.00=£0.45
Euros	EUR1.00=£0.70

Notes

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